Form 20-F
period 2018-12-31
GreenTree Hospitality Group Ltd.
filed 2019-04-30
CIK 1724755

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                       to

Commission file number 001-38425

GreenTree Hospitality Group Ltd.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

2451 Hongqiao Road, Changning District

Shanghai 200335

People’s Republic of China

(Address of principal executive offices)

Contact Person: Dr. Yiping Yang, Chief Financial Officer

+86-21-3617-4886

2451 Hongqiao Road, Changning District

Shanghai 200335

People’s Republic of China

* (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Class A ordinary share	New York Stock Exchange, Inc.
Class A ordinary shares, par value $0.50 per share*	New York Stock Exchange, Inc.

*

Not for trading, but only in connection with the registration of American Depositary Shares representing such Class A ordinary shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

66,789,300 Class A ordinary shares were outstanding as of December 31, 2018

34,762,909 Class B ordinary shares were outstanding as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes    ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                   ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

GreenTree Hospitality Group Ltd.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2018

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

•	“ADR” or “ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
•	“ADSs” are to our American depositary shares, each of which represents one (1) Class A ordinary share;
•

“Adjusted EBITDA” are to Adjusted EBITDA as calculated and presented in the “Summary Consolidated Financial and Operating Data”, “Selected Consolidated Financial and Operating Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this annual report;

•

“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

•	“GreenTree Inns” brand are to hotels operated under the GreenTree Inns and GreenTree Inns Express brands;
•	“leased-and-operated hotels” are to hotels that we lease or own the premises and operate;
•	“RMB” or “Renminbi” are to the legal currency of China;
•	“ramp up stage” are to hotels in operation that have been open for six or fewer months;
•	“RevPAR” are to revenue per available room, which is calculated by multiplying our hotels’ average daily room rate, or ADR, by its occupancy rate;
•	“shares” are to, collectively, our Class A ordinary shares and Class B ordinary shares, par value US$0.50 per share;
•	“Tier 1 cities” are to the term used by the National Bureau of Statistics of China and refer to Beijing, Shanghai, Shenzhen and Guangzhou;
•

“Tier 2 cities” are to the 32 major cities, other than Tier 1 cities, as categorized by the National Bureau of Statistics of China, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as “municipalities with independent planning” by the State Council;

•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
•	“U.S. GAAP” are to accounting principles generally accepted in the United States; and
•	“we,” “us,” “our company” and “our” are to GreenTree Hospitality Group Ltd., our Cayman Islands holding company, and its subsidiaries, as the context requires.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2016, 2017 and 2018, and as of December 31, 2017 and 2018.

Our ADSs are listed on the New York Stock Exchange under the symbol “GHG.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the years ended December 31, 2016, 2017 and 2018 and the selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the year ended December 31, 2015, and the selected balance sheet data as of, December 31, 2015 and 2016 have been derived from our audited financial statements not included in this annual report on Form 20-F. Selected consolidated financial data as of and for the year ended December 31, 2014 have not been included, as such information is not available on a basis that is consistent with the consolidated financial data included in this annual report and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense. The historical results are not necessarily indicative of results to be expected in any future period.

	Year ended December 31,
	2015	2016	2017		2018
	RMB	RMB	RMB		RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive Income Data:
Revenues
Leased-and-operated hotels	210,687	189,285	193,542		213,172	31,004
Franchised-and-managed hotels	424,033	458,504	584,589		731,834	106,441
Total revenues	634,720	647,789	778,131		945,006	137,445
Operating costs and expenses
Hotel operating costs	(264,335)	(240,132)	(233,646)		(280,954)	(40,863)
Selling and marketing expenses	(24,643)	(26,609)	(45,032)		(50,393)	(7,329)
General and administrative expenses	(64,308)	(77,933)	(121,657)	(1)	(95,262)	(13,855)
Other operating expenses	(14,757)	(3,073)	(5,629)		(5,946)	(865)
Total operating costs and expenses	(368,043)	(347,747)	(405,964)		(432,555)	(62,912)
Other operating income	21,095	12,222	15,284		22,571	3,283
Income from operations	287,772	312,264	387,451		535,022	77,816
Interest income and other, net	19,643	22,039	26,238		49,660	7,223
Interest expense	—	—	(1,443)		(542)	(79)
Gains (losses)from trading securities	25,545	24,564	59,165		(57,775)	(8,403)
Other income, net	—	1,322	1,191		35,735	5,197
Income before income taxes	332,960	360,189	472,602		562,100	81,754
Income tax expense	(80,077)	(83,924)	(186,651)	(2)	(160,186)	(23,298)
Income before share of loss in equity investees	252,883	276,265	285,951		401,914	58,456
Share of loss in equity investees, net of tax	(17,213)	(10,465)	(900)		(8,300)	(1,207)
Net income	235,670	265,800	285,051		393,614	57,249
Net loss attributable to noncontrolling interests	123	173	349		491	71
Net income attributable to ordinary shareholders	235,793	265,973	285,400		394,105	57,320

(1)	Includes one-time share-based compensation expenses of RMB38.0 million in 2017 for GTI’s shares granted to certain of our directors for their past services as directors.
(2)	Includes withholding taxes of RMB67.7 million incurred in connection with a cash dividend distributed by our subsidiaries incorporated in the PRC during the year ended December 31, 2017.

	As of December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	505,857	896,783	161,964	1,264,026	183,845
Property and equipment, net	141,394	110,436	96,669	222,390	32,345
Intangible assets, net	5,981	4,927	3,727	27,213	3,958
Goodwill	2,959	2,959	2,959	5,787	842
Long-term investments	81,158	35,497	122,509	112,219	16,322
Total assets	1,407,151	1,875,751	1,755,983	3,014,390	438,425
Deferred revenue	151,101	201,356	253,361	298,936	43,478
Total liabilities	629,947	848,827	1,023,378	1,151,262	167,444
Total shareholders’ equity	777,204	1,026,924	732,605	1,863,128	270,981
Total liabilities and shareholders’ equity	1,407,151	1,875,751	1,755,983	3,014,390	438,425

	As of December 31,
	2015	2016	2017	2018
Selected Operating Data:
Total hotels in operation	1,651	1,964	2,289	2,757
Franchised-and-managed hotels	1,611	1,932	2,263	2,728
Leased-and-operated hotels	40	32	26	29
Total hotel rooms in operation	146,176	168,238	190,807	221,529
Franchised-and-managed hotels	141,434	164,207	187,505	217,795
Leased-and-operated hotels	4,742	4,031	3,302	3,734
Number of cities	210	234	263	290

	Year Ended December 31,
	2015	2016	2017	2018
Occupancy rate (as a percentage)(1)
Total hotels in operation	77.8%	80.4%	82.6%	82.1%
Franchised-and-managed hotels	78.3%	80.9%	82.9%	82.3%
Leased-and-operated hotels	66.8%	66.4%	70.3%	68.0%
Average daily rate (in RMB)
Total hotels in operation	152	153	157	164
Franchised-and-managed hotels	152	152	156	163
Leased-and-operated hotels	160	164	186	205
RevPAR (in RMB)
Total hotels in operation	118	123	130	135
Franchised-and-managed hotels	119	123	129	134
Leased-and-operated hotels	107	109	131	139

(1)	Based on the number of available rooms.

	Year Ended December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for percentage)
Non-GAAP Financial Data
Adjusted EBITDA(1)	342,760	360,509	467,039	609,716	88,680
Adjusted EBITDA Margin(2)	54.0%	55.7%	60.0%	64.5%

(1)

We believe that Adjusted EBITDA, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, share of loss in equity investees (net of tax), interest expense, share-based compensation, depreciation and amortization, losses from trading securities and other expense net, but excludes other operating income, gains from trading securities, share of gain in equity investees (net of tax) and other income net.

(2)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by our total revenues.

The presentation of Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our other operating income/expense, depreciation and amortization, interest expense, gains/losses from trading securities, income tax expenses, share-based compensation, share of gain/ loss in equity investees (net of tax), other income/expense, net and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA is not defined under U.S. GAAP, and Adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

A reconciliation of Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	Year Ended December 31,
	2015	2016	2017	2018
	(RMB)	(RMB)	(RMB)	(RMB)	US$
	(in thousands)
Net income	235,670	265,800	285,051	393,614	57,249
Deduct:
Other operating income	21,095	12,222	15,284	22,571	3,283

Gains from trading securities	25,545	24,564	59,165	—	—
Other income, net	—	1,322	1,191	35,735	5,197
Add:
Other operating expenses	14,757	3,073	5,630	5,946	865
Income tax expense	80,077	83,924	186,651	160,186	23,298
Share of loss in equity investees, net of tax	17,213	10,465	900	8,300	1,207
Interest expense	—	—	1,443	542	79
Share-based compensation	—	—	38,048	16,109	2,343
Depreciation and amortization	41,683	35,355	24,956	25,550	3,716
Losses from trading securities	—	—	—	57,775	8,403
Adjusted EBITDA (Non-GAAP)	342,760	360,509	467,039	609,716	88,680

Currency Translation

This annual report on Form 20-F contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB6.8755 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2018. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

Risks Related to Our Business

Our results of operations are subject to conditions typically affecting the hospitality industry.

Our results of operations are subject to conditions typically affecting the hospitality industry, including the following:

•	changes in national, regional or local economic conditions;
•	natural disasters or travelers’ fears of exposure to serious contagious diseases;
•	changes in travel patterns;
•	changes in governmental regulations that influence or determine wages, prices or construction costs;
•	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
•	our ability to secure desirable locations for our hotels;
•	the attractiveness of our hotels to potential guests and competition from other hotels;
•	changes in occupancy and room rates;
•	increases in operating costs and expenses due to inflation and other factors;
•	our ability to develop and maintain positive relations with current and potential franchisees; and
•	the performance of managerial and other employees of our hotels.

Changes in any of these conditions could adversely affect our occupancy rates, average daily rates and RevPAR or otherwise adversely affect our business, results of operations and financial condition.

We are subject to various operational risks inherent in the franchised-and-managed business model.

Our success could be adversely affected by the performance of our franchised-and-managed hotels. As of December 31, 2018, we franchised-and-managed approximately 98.9% of our hotels, and we derived 70.8%, 75.1% and 77.4% of our revenues from those hotels in 2016, 2017 and 2018, respectively, which include revenues from membership fees of franchised-and-managed hotels. We plan to increase the number of franchised-and-managed hotels in operation to increase our national presence in China. Our franchisees may not be able to develop hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis.

We oversee and manage the operations of our franchised-and-managed hotels pursuant to various franchise agreements. However, we are not able to control the actions of our franchisees. Under those franchise agreements, our franchisees are typically responsible for developing hotel properties on a timely basis, bearing the costs and expenses of developing and operating the hotels, including costs of renovating the hotels to our standards and recruiting and employing hotel staff. However, if our franchisees have difficulties in accessing capital or are reluctant to make investments for the management or renovation of the hotels, we may not able to force them to secure the required capital and the quality of our franchised-and-managed hotels’ operations may be thereby diminished.

We normally require our franchisees to secure relevant governmental approvals and permits for operating the hotels in our standard franchise agreements and require that our franchisees provide us with some basic approvals and permits, including business license, special industry license and fire prevention safety inspection certificates. However, some of our franchisees may not be able to obtain such approvals or permits in a timely manner, or at all. See “— Failure to comply with government regulations relating to the franchise, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

As many factors affecting the operations of those hotels are beyond our control, we cannot assure you that the quality of the services in our franchised-and-managed hotels are consistent with our standards and requirements. Although we send for routine inspection purposes regional managers and members of our quality control team to franchised-and-managed hotels on a regular basis, we may not be able to identify problems in their operations and make responses on a timely basis. As a result, our image and reputation may suffer, which may have a material adverse effect on our business and results of operations.

In addition to quality standards, safety incidents such as fire accidents may occur at our franchised-and-managed hotels despite our supervision. Any such occurrence may result in substantial reputational harm to us and our brands. In addition, if such safety incidents occur at any of the franchised-and-managed hotels that do not possess the relevant licenses, permits or inspection certificate, there could be substantial negative publicity, thereby triggering large-scale government actions that could impact our entire hotel network, which in turn will have a material adverse impact on our business, results of operations and financial condition.

Although our proprietary information system can collect operational and financial data of each hotel, we may not be able to avoid fraud or manipulation of such data by some franchisees, which may adversely affect the ability to effectively respond to potential issues. In addition, many of our franchisees do not own the hotel land or the property but typically lease the property from landlords who are either a property owner or a sub-lessor. We cannot assure you that all landlords who lease the hotel property to our franchisees have good and marketable title, or have unencumbered rights to lease or sub-lease the property to our franchisees. If any third party such as the ultimate property owners or relevant governmental authorities successfully challenge the lease of our franchisees, or if our franchisees fail to renew the leases when they expire, or if the landlords early terminate the lease, or if the properties or lands owned or leased by our franchisees are demolished, acquired or otherwise reclaimed by the government, our franchisees may have to close their hotels and thus terminate the franchise agreements and as a result, our business and results of operations may be adversely affected. Moreover, the term of the leases for some of the property of our franchisees is shorter than the typical term of our franchise agreements. We cannot assure you that upon expiration, these franchisees will be able to renew their leases in order to perform their franchise agreements with us.

We may not be able to renew our existing franchise agreements or renegotiate new franchise agreements when they expire.

We franchise hotels to third parties pursuant to franchise agreements. These franchise agreements may be renegotiated or may expire. The versions of franchise agreements we have used during recent years typically have an initial term of 15 to 20 years except for the franchise agreements with our GT Alliance franchisees and Shell franchisees. We plan to renew our existing franchise agreements upon expiration or renegotiate with our franchisees for new franchise agreements. However, we may be unable to retain our franchisees on satisfactory terms, or at all. If a significant number of our existing franchise agreements expire and new franchisees do not cover those expired franchises, our revenue and profit may decrease in the future, and our results of operations could be materially and adversely affected.

As the hospitality industry in China is highly competitive, the terms of our franchise agreements are influenced by contract terms offered by our competitors. We cannot assure you that the terms of franchise agreements for new franchised-and-managed hotels entered into or renewed in the future will be as favorable as the terms under our existing franchise agreements. If such agreements cannot be renewed on satisfactory terms upon expiration, our results of operations could be materially and adversely affected.

Failure to comply with government regulations relating to the franchise business model, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.

Our business is subject to various compliance and operational requirements under PRC laws and regulations, which include public safety, construction, fire prevention, public area hygiene, health and sanitation and environmental protection, as well as requirements related to construction or decoration of hotel premises. The failure of any of our hotels to comply with applicable laws and regulations may incur substantial fines and penalties from the relevant PRC government authorities. Each hotel in our network must hold a basic business license and a special industry license issued by local government authorities and must conduct its hotel operations within the business scope of its business license. These hotels must also obtain various other licenses and permits. For example, if our hotels provide catering service, they are required to obtain a food operation permit. In addition, any project construction undertaken by our hotels may be subject to governmental approvals or filings requirements, and our failure to comply with the aforementioned requirements may subject us to fines or the suspension or even the cessation of operations, which could materially and adversely affect our business, financial condition and results of operations. In any event, we may not be able to obtain all permits, licenses, certificates and other approvals required by government regulations, which could negatively impact our business and significantly harm our reputation.

As of December 31, 2018, we operated 29 leased-and-operated hotels, including two hotels situated on properties owned by us. In addition, we started to operate a serviced apartment in 2018, which is in the process of applying for its required licenses. Out of our 29 leased-and-operated hotels, ten have not obtained the fire prevention safety inspection certificates and three have not obtained public area hygiene permits, two have not obtained special industry permits, and two of our leased-and-operated hotels engaged in the catering service business as of December 31, 2018 were in the process of applying to renew their food operation permits. Given the significant discretion local government authorities have in the examination of our application as well as other factors beyond our control, we may be unable to renew or obtain our food operation permits at all. In addition, we have only been provided with and reviewed the relevant governmental approvals and permits for the operation of 2,524 out of our 2,728 franchised-and-managed hotels in operation as of December 31, 2018, and have found that:

•	approximately 0.20% of these hotels did not provide us with the business license;
•	approximately 10.26% of these hotels did not provide us with the special industry license;
•	approximately 13.95% of these hotels did not provide us with the fire prevention safety inspection certificate; and
•	approximately 11.37% of these hotels did not provide us with the public hygiene license.

For our leased-and-operated hotels that have not obtained the necessary licenses, and to the extent that the franchisees who did not provide us with the licenses had not obtained the licenses prior to the commencement of their operations, the legal consequences will be as follows:

•	Business license: fines, suspension of operation, warnings, orders to suspend or cease continuing operations, confiscations of illegal gains or fines, and even up to 15 days of detention;
•

Special industry license: warnings or fines of up to RMB1,000 and even up to a 15-days detention. In addition, pursuant to various local regulations, hotels failing to obtain the special industry license may be subject to warnings, orders to suspend or cease continuing business operations, confiscations of illegal gains or fines.

•	Fire prevention safety inspection certificate: (i) suspension of construction of projects, and/or use or operation of the business; and (ii) fines between RMB30,000 and RMB300,000;
•

Public hygiene license: a range of administrative penalties depending on the seriousness of a hotel’s activities: (i) warnings; (ii) fines between RMB500 and RMB30,000; or (iii) suspension of operations for rectification, or revocation of public hygiene license; and

•

Food operation permit: (i) confiscation of illegal gains, food illegally produced for sale and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000 or fines of 10 to 20 times of the value of food if such value is equal to or greater than RMB10,000.

If any franchisee is subject to the foregoing legal consequences, whether fines or orders to suspend or even cease operations, due to its failure to obtain necessary licenses and permits or to comply with other requirements, our image and reputation may suffer, and such franchisee may defer making or refuse to make payments in breach of its franchise agreement with us. As we hold equity interests in certain of our franchisees, any regulatory non-compliance by such franchisees may also decrease the value of our investments. In either case, our business and results of operations may be adversely affected. Furthermore, as to certain hotels that are being converted from the leased-and-operated model to the franchised-and-managed model, if any franchisee refuses to return and uses any of our hotels’ permits in breach of their supplementary agreements with us, our company as the registered permit holder could be held liable for any regulatory non-compliance by our franchisees. See “— Our hotels being converted into franchised-and-managed hotels may not be able to obtain their own operational licenses or fail to pay us the rent materially and adversely affect our business and results of operations.”

In respect of our franchising business, we are subject to a comprehensive disclosure requirement when recruiting and managing our franchisees. In the past, we have not received penalties in relation to such requirements. However, our communication with our franchisees could be found in violation of these requirements in the future.

We are also required to file our sample franchise agreements and file annual reports with the provincial level counterpart of the PRC Ministry of Commerce for record-keeping purposes in connection with the execution, withdrawal and renewal of any amendment to franchise agreements in the preceding calendar year. After filing the initial information regarding the operations of our hotel franchise business, the information regarding the execution, withdrawal and renewal of any amendment to franchise agreements for the calendar year 2017 were not filed with the government authorities.

We began franchising our Gme, Gya and VX brands in 2017. However, we may not satisfy all the prerequisites for franchising our Gme, Gya and VX brands under relevant PRC laws and regulations. If the competent government authorities establish that we have no adequate qualification to franchise our Gme, Gya and VX brands, we could be subject to penalties including confiscation of relevant gain and fines between RMB100,000 and RMB500,000 for each such brand.

Furthermore, holders of 70% of equity interest in Yibon Hotel Group Co., Ltd., or Yibon, an equity investee of ours, have the right to exchange their equity interest in Yibon into our shares in 2020. If we are deemed to acquire control of Yibon after the exchange, Yibon will become one of our subsidiaries and we may bear the legal consequences if any of Yibon’s hotels are not in compliance with applicable PRC laws and regulations. Accordingly, any such non-compliance could adversely affect our results of operations and financial condition. If Yibon becomes one of our subsidiaries, we will also face challenges and related risks of integrating Yibon with the rest of our company. Following the exchange of the equity interests in Yibon, we will consolidate the results of operation of Yibon in our financial statements as a subsidiary. As a result, we will be exposed to the risks of Yibon’s business and financial results, which could negatively impact our results of operation and financial condition.

We may terminate franchise agreements earlier under certain circumstances, and we may have disputes with our franchisees which may materially and adversely affect our business and result of operations.

Our franchisees may terminate our franchise agreements in the event that, among others, the franchised-and-managed hotels’ performance is worse than they expect. Although they are not permitted to do so by our franchise agreements, the franchisees may still attempt to unilaterally terminate their franchise agreements. In such instances, we may have disputes with them, and it will be difficult for us to force them to continue the performance of our franchise agreements until they expire. If the franchise agreements are eventually terminated either based on a settlement between us and the franchisees or with a judgment or arbitral award which requires the franchisees to compensate us for our losses and costs, such compensation may not cover our losses which we have suffered as a result of the early termination, and we may no longer receive the franchise fees and related management fees from the termination. Furthermore, if our franchisees breach or terminate their franchise agreements with us before the hotel commences operation, we might not be able to grow our hotel network as planned.

Due to our rapid expansion in recent years, we have added a large number of new franchised-and-managed hotels into our hotel network, some of which may not be able to provide consistent and high-quality service to meet our standards. To avoid potential damage to our brand name and to ensure the quality of services provided to our guests, we may terminate our franchise agreements with such franchisees. In addition, if any of our franchisees defaults or commits wrongdoing and fails to cure defaults or wrongdoings, we may also need to terminate our franchise agreements. Although our franchise agreements typically allow us to terminate the agreements under many circumstances, our franchisees may dispute our termination or our claim and in such cases we have to submit such disputes for the settlement by courts or arbitration. For example, as of December 31, 2018 we had 25 pending legal proceedings in connection with the franchised-and-managed hotels. Also, we have in the past closed and may close in the future certain franchised-and-managed hotels as a result of disputes with the franchisees for their failure to comply with our requirements on, among other things, the punctual payment of our franchise fees or management fees, the decoration or operation standard, use of our brand, maintenance of the hotel condition and appearance, the avoidance of competition between the franchisees, including keeping appropriate distances between the franchised-and-managed hotels. For example, in 2018, we terminated 37 franchised-and-managed hotels that did not comply with our brand and operating standards. If a significant number of our existing franchise agreements are terminated early, our revenue and profit may decrease in the future.

In case of a dispute with our franchisees, even if such disputes can be resolved in favor of us, the disputes could divert our management attention, affect our brand image, and incur cost for us. There could also be situations where the franchisee is not in a position to sufficiently compensate us for losses which we have suffered as a result of their defaults or wrongdoings. If we eventually terminate any franchisees, we will lose such franchisees and can no longer collect franchise fees and management fees from them. If new franchisees do not cover those terminated franchises, our results of operations and financial conditions could be materially and adversely affected.

Our hotels being converted into franchised-and-managed hotels may not be able to obtain their own operational licenses or fail to pay us the rent materially and adversely affect our business and results of operations.

During the past few years, we have sought to convert some hotels from the leased-and-operated model over to the franchised-and-managed model through selling relevant business assets and handed over the management of such hotels, in most of the cases pursuant to an asset, business and personnel transfer agreement, or Transfer Agreements, to certain individuals or entities that have subsequently entered into franchise agreements with us and have therefore become our new franchisees. According to the Transfer Agreements, such new franchisees shall take over and operate such hotels on their own account and shall take the risks and enjoy the benefit of operating such hotels from the completion of the transfer contemplated by such agreements. However, the Transfer Agreements typically allow our franchisees under such arrangements to continue to use the hotel’s permits that were previously obtained by us and remain in the name of our company for a transitional period. As of December 31, 2018, some of the abovementioned new franchisees were still using our relevant hotels’ permits including one franchisee that acquired the business assets of one of our leased-and-operated hotels. However, all but three of these franchisees have executed a supplementary agreement which requires them to stop using and return to us our hotels’ permits upon execution of the supplementary agreements. Such supplementary agreements also require the franchisees to indemnify us against all losses, costs or liabilities incurred by us for their defaults under such agreements. However, if any franchisees refuse to return and continue to use any of our hotels’ permits, our company could be held liable as the registered permit holder for any regulatory non-compliance on the part of our franchisees. As a result, any breach by our franchisees of relevant regulations could cause us to incur relevant legal liability under PRC law, which may materially affect our brand image and our results of operations. In addition, in such instances, because the relevant leases have not been transferred to our new franchisees, we continued to be the tenants of the relevant hotel premises and we remain liable to pay the rent to our landlords, and may not thereafter be fully compensated by the new franchisees. As a result, our result of operations and financial conditions may be materially and adversely affected by the default of such franchisees. Furthermore, such arrangement between us and the new franchisees could be deemed as a sublease, and our landlords may claim that our subleasing arrangement without our landlords’ consent constitutes a default. In such cases, we may be required by our landlords to terminate sublease arrangements and compensate their losses, if any, which may further increase our costs and risks. Moreover, we may not be able to enforce our rights against the franchisees under the supplementary agreements, which would hinder our ability to prevent the franchisees from using our hotel permits and negatively impact our business and our reputation.

Our leased-and-operated hotels are subject to a number of operational risks.

For hotels under the leased-and-operated model, a significant portion of operating costs, including rent, is fixed. Accordingly, a decrease in revenues could result in a disproportionately larger decrease in earnings because the operating costs and expenses are unlikely to decrease proportionately. For example, the period during both the New Year and Chinese Spring Festival holidays generally accounts for a smaller portion of our annual revenues than the other periods, but the expenses do not vary in proportion to changes in occupancy rates and revenues. Major construction work near our hotel may also have a negative impact on the occupancy rate. We need to continue to pay rent and salaries, make regular repairs, perform maintenance and renovations and invest in other capital improvements for our leased-and-operated hotels throughout the year to maintain their attractiveness. Therefore, our leased-and-operated hotels’ costs and expenses may remain constant or increase even if their revenues decline. The operation of each leased-and-operated hotel goes through the stages of development, ramp-up and mature operation. Our involvement in the development of such properties presents a number of risks, including construction delays or cost overruns, which may result in increased project costs or forgone revenue. During the development stage, significant pre-opening expenses will be incurred, and at the ramp-up stage, which is usually six months, when the occupancy rate increases gradually, revenues generated by these hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. As a result, most newly opened leased-and-operated hotels may not achieve profitability until they reach mature operations. We also may be unable to recover development costs we incur for projects that are not completed. Any expansion of our leased-and-operated hotel portfolio would incur significant pre-opening expenses during the development stage and relatively low revenues during the ramp-up stage of such newly opened leased-and-operated hotels, which expenses may have a significant negative impact on our results of operations. Properties that we develop could become less attractive due to market saturation, oversupply or changes in market demand, with the result that we may not be able to recover development costs as we expect, or at all.

We also may acquire or develop owned-and-operated hotels on a limited, case-by-case basis to seize unusually attractive business opportunities. Any such owned-and-operated hotels will be subject to risks similar to those of our leased-and-operated hotels. Such owned-and-operated hotels will also be subject to depreciation in the value paid by us for the underlying hotel property, which usually is influenced by macroeconomic and local political and economic factors.

As of December 31, 2018, we were in the process of liquidating four of our PRC subsidiaries and branches which previously operated leased-and-operated hotels. In liquidating such subsidiaries and branches, we need to complete various deregistration procedures, which may be time-consuming and therefore we cannot assure you that such subsidiaries and branches can be deregistered in a timely manner. In the future, we may need to liquidate more subsidiaries and branches which have ceased to operate leased-and-operated hotels.

The legal rights of our franchisees and us to use certain leased properties could be challenged by property owners or other third parties, which could prevent our franchisees or us from operating the affected hotels or increase the costs associated with operating these hotels.

For all of our franchised-and-managed hotels and all but two of our leased-and-operated hotels, we and our franchisees do not hold property ownership with respect to the premises under which those hotels are operated. Instead, we and our franchisees rely on leases or contracted management arrangements with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2018, three of the ultimate owners of the properties of our leased-and-operated hotels failed to provide us with the relevant title certificates. As to these three ultimate owners, if they have not obtained and provided such title certificates because the relevant properties were constructed by such ultimate owners without having obtained or in violation of a construction project planning permit, our lease of such properties may be challenged or even invalidated by a government authority or relevant dispute resolution institution. Meanwhile, the property title certificates for the premises on which approximately half of our leased-and-managed hotels are located have a different designated use from the actual usage of those properties, and our lease of such properties may be challenged by relevant government authorities and subject us to cessation of operations or fines in an amount of up to RMB30,000 for each property or approximately RMB450,000 in aggregate. If the property owners’ title and the legal rights of our franchisees and us to the leases of such properties are successfully challenged by a government authority or dispute resolution institution as mentioned above, the development or operations of our hotels on such properties could be adversely affected.

In addition, we and our franchisees are subject to the risks of potential disputes with property owners or our immediate lessors and to forced closure of hotels by the government. Such disputes and forced closures, whether resolved in the favor of our franchisees and us, may divert management attention of our franchisees and us, harm our reputation or otherwise disrupt and adversely affect our business.

Where immediate lessors are not the ultimate owners of hotel properties operated by our franchisees and us, in some instances, no consent was obtained from the owners to sublease the hotel properties to our franchisees or us. A property owner’s failure to duly obtain the title to the property or a sub-lessor’s failure to receive any necessary approvals from the ultimate owner or the primary leaseholder, as applicable, could potentially invalidate the underlying lease or result in the renegotiation of such lease which may lead to less favorable terms. Some of the properties we or our franchisees lease from third parties were subject to mortgages at the time the leases were signed. In such circumstances and where consent to the lease was not obtained from the mortgage holder, the lease may not be binding on the transferee of the property if the mortgage holders foreclose on the mortgage and transfer the property, which could in turn materially and adversely affect the ability of our franchisees and us to operate the hotel facility located on such property. In the past, although our operations have not been disrupted simply due to the lack of title certificates or consent from the owners, such events could occur in the future.

We also sublease the property parts we do not use to third parties and in some instances where we have closed or converted our leased-and-operated hotels, we may also need to sublease the whole properties we leased for such hotels to third parties to save costs if our landlords do not agree to early terminate our lease. In some instances, no written consent was obtained from our landlords to sublease such property parts or the whole property to third parties. Our failure to receive any necessary approvals from our landlords could potentially invalidate the underlying lease or result in our default under such subleases, which may in turn affect our business. In addition, if our sub-lessees are not able to pay us rent in a timely manner or at all, we are obligated to pay the rent to our landlords on our own account. If we fail to pay such rent, we may be required by our landlords to terminate the sublease arrangements and compensate their losses, if any, which may adversely affect our result of operations and our financial condition.

If we are unable to compete successfully, our business, financial condition and results of operations may be harmed.

The hospitality industry in China is highly competitive. Competition in the industry is primarily based on room rates, quality of accommodation, brand name recognition, convenience of location, geographic coverage, service quality, range of services and guest amenities. We compete primarily with other economy to mid-scale hotel brands as well as regional and local economy hotels. We also compete with three- and four-star hotels, as we offer rooms with standards comparable to many of those hotels while maintaining competitive pricing. Furthermore, we compete with other hotels for guests in each market segment in which we operate, as our typical business and leisure traveler guests may change their travel, spending and consumption patterns and choose to stay in hotels in different markets. New and existing competitors may offer competitive rates, greater convenience, services or amenities or superior facilities, which could attract guests away from our hotels, resulting in a decrease in occupancy and average daily rates for our hotels. In addition, competition among franchised hotels is intense in attracting potential franchisees and retaining existing franchisees. We believe that hotel operators choose hospitality franchisors based on primarily the value and quality of a franchisor’s brand, reputation and service and the extent to which affiliation with that franchisor may increase the franchisee’s hotel occupancy rates and profitability. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

We may not be able to successfully attract new franchisees and compete for franchise agreements and, as a result, we may not be able to achieve our planned growth.

Our growth strategy includes expanding through franchised-and-managed hotels by entering into franchise agreements with our franchisees. We believe that our ability to attract new franchisees and compete for franchise agreements with them depends primarily on our brand recognition and reputation, the results of our overall operations in general and the success of our current franchised-and-managed hotels. Other competitive factors for franchise agreements include marketing support, membership program, efficiency of our central reservation system, our ability to provide systems and support to assist franchisees to operate their hotels cost-effectively. The terms of any new franchise agreements that we obtain also depend on the terms that our competitors offer for those agreements. In addition, if the availability of suitable locations for new properties decreases, or governmental planning or other local regulations change, the supply of suitable properties for additional franchised-and-managed hotels could diminish. If the performance of our franchised-and-managed hotels is less successful than that of our competitors’ hotels or if we are unable to offer terms as favorable as those offered by our competitors, we may not be able to compete effectively for new franchise agreements and we may not be able to attract as many new franchisees as we expect. As a result, we may not be able to achieve our planned growth and our business and results of operations may be materially and adversely affected.

The leases of our franchisees and us could be terminated early, we and our franchisees may not be able to renew the existing leases on commercially reasonable terms and the rents paid by us or our franchisees could increase substantially, which could materially and adversely affect our operations.

The terms of leases for our franchised-and-managed hotels and leased-and-operated hotels typically provide, among other things, that the lease could be terminated under certain legal or factual conditions. If any such lease were terminated early, operations of the related hotel property may be interrupted or discontinued and costs may be incurred by us or our franchisees to relocate to another location. Furthermore, we may be liable to our lessors, guests, franchisees and other vendors and may be required to pay losses and damages due to our default under relevant contracts. As a result, our business, results of operations and financial condition could be materially and adversely affected.

Although we intend to coordinate with our franchisees to renew existing leases of our franchised-and-managed hotels, and to renew existing leases of certain of our leased-and-operated hotels, there can be no assurance that we and our franchisees will be able to renew such leases and maintain current hotel operations on satisfactory terms, or at all. In particular, we and our franchisees may experience increased rent payments and increased operating cost in connection with renegotiating leases. If we and our franchisees fail to maintain current hotel operations on satisfactory terms upon expiration of the leases, the respective operating costs of our company and our franchisees may increase, the ability of our franchisees to pay their franchise fees may decline, and overall profits generated from hotel operations may decrease. If we and our franchisees are unable to pass on increased costs to our guests through room rate increases, the operating margins and earnings of our company and our franchisees could decrease and our results of operations could be materially and adversely affected.

We may terminate our leases early for certain reasons and any failure by us to terminate a lease for cause may subject us to payment of liquidated damages.

Our leases typically allow us to terminate the lease early under limited circumstances, and in some instances, our leases contain a term which requires us to pay the contingent rent for our wrongful early termination of such agreements. In the past, we have early terminated some leases of hotel properties and closed our leased-and-operated hotels underlying such leased properties, and disputes arose between us and our landlords whereby we were demanded to pay the contingent rents and liquidated damages. If such disputes occur in the future, and resolved in favor of our landlords, we may need to pay losses and damages to the landlords and as a result, our business, results of operations and financial condition could be materially and adversely affected.

Our growth depends on our ability to increase revenues generated by our existing hotels.

While sales growth will depend in part on our plans for new hotel openings, deeper penetration into existing and new geographic markets and increased sales at our existing hotels will also affect our sales growth and will continue to be critical factors affecting our revenue and profit. Our ability to increase the revenues generated by our hotels depends in part on our ability to successfully implement our growth strategy and related initiatives. Our ability to penetrate further into the existing geographic markets where we already have a presence depends in part on our ability to successfully market ourselves and to maintain and increase sales to our existing members and attract more members to our membership program. We may not be able to achieve our targeted sales growth at our existing hotels, and sales at existing hotels could decrease. In addition, we may not be able to achieve our targeted level of expansion within existing and new geographic markets. The occurrence of any of such events may have a material adverse effect on our business, financial condition and results of operations.

Our growth depends on our ability to grow the number of hotels in operation.

Our growth depends on our ability to open and profitably operate new hotels under both franchised-and-managed model and leased-and-operated model. In 2016, 2017 and 2018, we opened 401, 424 and 550 new franchised-and-managed hotels. In each of 2015, 2017 and 2018, we opened one, one and four new leased-and-operated hotels respectively. We opened no new leased-and-operated hotels in 2016. We plan to increase the number of our hotels in the future. We may not be successful in identifying and leasing or franchising additional hotel properties at desirable locations and on commercially reasonable terms or at all. In more developed cities, it may be difficult to increase the number of hotels because we or our competitors may already have operations in such cities. In less developed cities, demand for our hotels may not increase as rapidly as we expect. We also may incur substantial costs in connection with evaluating hotel properties and negotiating with property owners, including ones that we are subsequently unable to lease or franchise.

The growth in the number of hotels is subject to numerous risks, many of which are beyond our control. Among other risks, the following factors affect our ability to open and operate additional hotels profitably and achieve growth in the number of our hotels:

•	the availability and cost of suitable hotel locations;
•	the availability and cost of capital to fund construction or conversion;
•

cost-effective and timely construction of hotels (which construction can be delayed due to, among other reasons, labor and materials availability, labor disputes, local zoning and licensing matters, and weather conditions);

•	the ability of our company and our franchisees to secure required governmental permits;
•	the availability of qualified hotel management staff and other personnel;
•	our ability to enhance our reservation, operational and service delivery systems to support additional franchisees in a timely and cost-effective manner;
•	our ability to effectively and efficiently implement our development plan;
•	our ability to introduce our brands into new markets, any failure of which may adversely impact potential property owners’ or franchisees’ acceptance of and confidence in us; and
•	our ability to attract new qualified franchisees and to retain existing franchisees.

We may not be able to manage our expected growth, which could adversely affect our results of operations.

We have experienced substantial growth since our inception. We have increased the number of our total hotels in operation in China from eight as of December 31, 2005 to 2,757 as of December 31, 2018, and we intend to focus on developing additional franchised-and-managed hotels in different geographic locations in China and internationally, as well as growing through mergers, acquisitions and strategic alliances. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological, financial and other resources. There can be no assurance that we will be able to effectively manage our growth. If our growth initiatives fail, and if we fail to integrate new alliances, merged entities or acquired targets into our network, our businesses and prospects may be materially and adversely affected.

Our planned expansion will also require us to maintain the consistency of our brands and the quality of our services to ensure that our brands do not suffer as a result of any deviations, whether actual or perceived. In order to manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel managerial personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets.

We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new franchised-and-managed hotels into our operations, whether they are organically developed or strategically acquired. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business, financial condition and results of operations.

Acquisitions, financial investment or strategic investment may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition.

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, in 2017 we acquired a 30% equity interest in Yibon Hotel Group Co., Ltd. and a 50% equity interest in Steigenberger (Beijing) Hotel Management Co., Ltd. In 2018, we acquired: (i) an additional 1% of the equity interest in Yancheng Zexin Hotel Management Co., Ltd., or Zexin, and our equity interest in Zexin increased to 51%; (ii) 70% of the equity interests in Foshan Baiqinghui Hotel Co., Ltd.; (iii) all of the business assets and a 70% interest in Donghe Zhenxing Hotel, in the Xuzhou Economic and Technological Development Zone; and (iv) all of the business assets and equity interests in Wumian Hotel, in the Xuzhou Economic and Technological Development Zone.

The existing and future acquisitions or investments may expose us to potential risks, including risks associated with unforeseen or hidden liabilities, risks that acquired or invested companies will not achieve anticipated performance levels, diversion of management attention and resources from our existing business, difficulty in integrating the acquired businesses with our existing operational infrastructure, and inability to generate sufficient revenues to offset the costs and expenses of acquisitions or investments. In addition, following completion of an acquisition or investment, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of benefits after integration and the actual cost of delivering such benefits may exceed the anticipated cost. Any difficulties encountered in the acquisition or investment and integration process may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition. If a financial or strategic investment is unsuccessful, then in addition to the diversion of management attention and resources from our existing business, we may lose the value of our investment, which could have a material adverse effect on our financial condition and results of operations.

Furthermore, we have made loans to third parties including our franchisees, and other entities with which we have a business relationship. Although our loans to such third parties are generally secured by collateral or a guarantee, some of these third parties may not repay us, we may not be able to recover the loaned amounts of principal and any interest due, and we may thereby incur losses which could have a material adverse effect on our financial condition and results of operations.

Our expansion into new markets may present increased risks.

We plan to open new hotels in markets in China as well as internationally where we have little or no operating experience. Those markets may have different regulatory requirements, competitive conditions, consumer preferences and discretionary spending patterns as compared to our existing markets. As a result, any new hotels we open in those markets may be less successful than hotels in our existing markets. Guests and franchisees in any new market may not be familiar with our brands and we may need more time to build brand awareness in that market through greater investments in advertising and promotional activities than we anticipated. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our vision, passion and culture. Hotels operated in new markets also may have lower average sales or higher operating costs than hotels in existing markets. Sales at hotels operated in new markets may take longer than expected to ramp up and reach expected sales and profit levels, and may never do so, thereby affecting our overall profitability.

Our financial condition and results of operations may be materially affected if our strategy to diversify our brand portfolio and mix of hospitality offerings is not successfully implemented.

We intend to diversify our brand portfolio and mix of hospitality offerings with GreenTree Eastern, Gme, Gya, VX, Greentree Inns, Wumian, GT Alliance, Vatica and Shell branded hotels to cover market segments from economy to mid- to up-scale markets. We may not possess enough knowledge or experience in expanding into these new market segments and we may face more competition in such new market segments. In addition, the strategy to diversify our mix of hospitality offerings may increase the cash needs of our operations and may distract our management’s attention and energy. If such strategies are not successful, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to maintain our relationships with our members and corporate account clients, our business and growth prospects could be materially and adversely affected.

Historically, we have derived a portion of our revenues from our members and from our cooperation arrangements with certain corporate account clients such as banks, airlines and other large companies. In 2016, 2017 and 2018, we sold approximately 96% of our room nights through our direct sales channels. We expect that these members and corporate account clients will contribute to the growth of our business in the near future.

We cannot assure you that our members will remain loyal patrons of our hotels and that our corporate account clients will agree to renew the relevant cooperation agreements upon their expiration, or enter into new agreements with us on substantially similar terms. Our negotiating position with corporate account clients also is limited given the competition in China’s hospitality industry. If we fail to enhance or maintain our relationships with our members, and the frequency of member stays at our hotels declines as a result, or if our corporate account clients decline to renew their cooperation agreements or propose new agreements with commercial terms less favorable to us, our business and growth prospects could be materially and adversely affected.

In addition, our members are allowed to redeem their bonus points for various gifts or merchandises offered by 168mall, which is operated under https://www.168.com. Although this domain name is owned by a third party, such activities might be deemed to be a business operated by us without an operating permit for value-added telecommunications services, and may subject us to regulatory investigation, order of rectification, and a fine. As of December 31, 2018, we ceased using the domain name previously owned by us, https://mall.998.com.

If our franchisees are unable to maintain our hotels’ condition and appearance, our hotel occupancy rates may decline.

In order to maintain the condition and appearance of hotels in our network, our hotels require ongoing renovations and other leasehold improvements, including periodic replacement of broken or used furniture, fixtures and equipment. Such investments and expenditures require ongoing funding and, to the extent our franchisees cannot fund these expenditures from existing cash or cash flow generated from operations, our franchisees must borrow or raise capital through financing. Our franchisees may not be able to access capital and our franchisees may be unwilling to spend available capital when necessary, even if required by the terms of our franchise agreements. If our franchisees continue to operate hotels while they are under refurbishment or improvement, there may be instances where refurbishment or improvements would seriously disrupt hotel operations and adversely affect the revenues of the relevant hotels. If our franchisees do not make needed leasehold investments and improvements, our hotels could become less attractive to our potential guests, we could lose market share to our competitors and our hotel occupancy rates may decline. Moreover, disruptions and other risks associated with renovation and improvements could have an adverse effect on our business, financial condition and results of operations.

If the value of our brand portfolio or image diminishes, it could have a material and adverse effect on our business and results of operations.

Our continued success in maintaining and enhancing our brand portfolio and image depends, to a large extent, on the ability of our franchisees and us to satisfy customer needs by maintaining consistently high-quality services across our hotel network, as well as their and our ability to respond to competitive pressures. If we and our franchisees are unable to do so, our occupancy rates may decline, which could in turn adversely affect our results of operations. Our business may also be adversely affected if our brands, public image or reputation were to be diminished by the operations of any of our hotels, whether due to our franchisees failing to operate hotels according to our requirements, unsatisfactory service, accidents or otherwise. Our brand portfolio is integral to our sales and marketing efforts. In addition, the trademark “GreenTree Inn” in the U.S. was registered by a company owned by Mr. Alex S. Xu, our chairman and chief executive officer and currently used by a chain of eleven hotels in the U.S. owned by a company majority owned by Mr. Alex S. Xu. We cannot exert control over any of these hotels in the United States. If these hotels experience any quality issues or are involved in any incidents, despite the fact that our current operations are primarily in China, our reputation can be negatively affected, and the value and image of our brands can diminish. If the value of our brand image is diminished or if our brands do not continue to be attractive to guests and franchisees, our business and results of operations may be materially and adversely affected.

Our results of operations may fluctuate significantly due to seasonality and other factors.

The hospitality industry is subject to fluctuations in revenues due to seasonality. The seasonality of our business may cause fluctuations in our quarterly operating results. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than other quarters of the year. Furthermore, our overall results of operations may fluctuate significantly from period to period because of several factors, including the timing of new hotel openings, revenue loss associated with the temporary closure of existing hotels for refurbishment, and any losses incurred by our franchisees or us due to hotel closures. As a result, our results of operations may fluctuate significantly from period to period and comparison of different periods, or even the same periods during different years, may not be meaningful. Our results for a given fiscal period are not necessarily indicative of results to be expected for any other fiscal period.

Substantial defaults or delays in payment by our franchisees and corporate customers or the deterioration of the financial condition of our franchisees or corporate clients may have an adverse effect on our cash flows, working capital, financial condition and results of operations.

Our accounts receivable mainly consist of amounts due from our franchisees and corporate clients whose employees are guests in our leased-and-operated hotels. Our corporate clients may choose to settle with us directly, and we typically require our franchisees to pay various fees pursuant to their franchise agreements with us on a monthly or annual basis. Our franchisees and corporate clients may delay their payments beyond the time periods set forth in our agreed credit arrangements. Furthermore, in order to accelerate our expansion, we plan to use our surplus cash to finance the opening of new franchised-and-managed hotels by franchisees who have a proven track record with us. There can be no assurance that our franchisees will always repay us timely once we begin the financing plan. Our liquidity and cash flows from operations may be adversely affected if our accounts receivable cycles or collection periods lengthen or if we encounter a material increase in defaults of payment of our accounts receivable or repayment of the amounts we have lent to our franchisees.

Our operating results are affected by the ability of our franchisees to pay our franchise management fees. An extended period of hotel room vacancy or decrease in room rates, which may be the result of a variety of factors such as unfavorable economic conditions in China and globally, may adversely affect the operating results and financial condition of our franchisees. These negative operating conditions could result in the financial failure of our franchisees and result in the delayed payment of franchise management fees or other revenues derived from our franchised-and-managed hotels or the termination of their franchise agreements. As a result, our business, prospects and results of operations may be adversely affected.

Failure to retain our senior management could harm our business.

We place substantial reliance on the hospitality and other consumer-service industry experience and the institutional knowledge of members of our senior management team. Mr. Alex S. Xu, our founder, chairman and chief executive officer, is particularly important to our future success due to his substantial experience in the property development, hospitality and other consumer service industries. We do not carry key person insurance on any members of our senior management team. The loss of the services of one or more of these members of our senior management team due to their departure or otherwise could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for Mr. Xu or other members of our senior management team could be difficult, and competition for such personnel of similar experience is intense. If we lose their services, our business may be adversely affected.

If we or our franchisees are not able to hire, train and retain qualified managerial and other employees, our brand and our business may be materially and adversely affected.

Our managerial and other employees manage our hotels and interact with our guests on a daily basis. They are critical to maintaining the quality and consistency of our services as well as our established brand and reputation. It is important for our franchisees and us to attract qualified managerial and other employees who have experience in hospitality or other consumer-service industries and are committed to high levels of service. There may be a limited supply of such qualified individuals in the cities in China where we and our franchisees have operations or where we intend to expand. In addition, it is difficult to ascertain and evaluate intangible criteria of candidates, and whether they will share our vision, dedication, passion and culture, during the recruitment process. We and our franchisees must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistently high-quality services across our hotels in various geographic locations. Regular training needs to be provided to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our hotel operations and can meet our demand for quality services. We and our franchisees also need to offer opportunities for development and career advancement in order to retain qualified managerial and other hotel staff. If we or our franchisees fail to do so, the quality of our services may decrease in one or more of the markets where the hotels in our network are located, which in turn, may have a material and adverse effect on our brand and our business.

Interruption or failure of our information and operational systems could impair our ability to effectively provide our services, which could damage our reputation.

Our ability to provide consistent quality services throughout our hotel network depends on the operation of our proprietary information and operational systems, including our central reservation, hotel management, data analysis and inter-department support systems. Any damage to or failure of our systems could interrupt our service. Our systems are vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, fires, floods, earthquakes, interruptions in access to our toll-free numbers, hacking or other attempts to harm our systems, and similar events. Our servers, which are maintained in Shanghai, may also be vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully backed up, and our disaster recovery planning does not account for all possible scenarios. In addition, our systems and technologies may become outdated and we may not be able to replace or introduce upgraded systems as quickly as our competitors or within budgeted costs for such upgrades. If we experience frequent or persistent system failures, our quality of services and our reputation could be harmed. The steps we need to take to increase the reliability and safety of our systems may be costly, which could reduce our operating margins, and may not be successful in reducing the frequency or duration of system failures and service interruptions.

Failure to maintain the integrity of internal or customer data could result in harm to our reputation or subject us to costs, liabilities, fines or lawsuits.

Our business involves collecting and retaining a large volume of internal and customer data, including credit card numbers and other personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our operations as well as our employees. The integrity and protection of our customer, employee and company data is critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information. Our security measures and those of our third-party service providers may not be adequate for the protection of our customer, employee or company data.

In addition, computer hackers, foreign governments or cyber terrorists may attempt to penetrate our network security and our website. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. The laws and regulations applicable to security and privacy are becoming increasingly important in China. The theft, loss, fraudulent or unlawful use of customer, employee or company data could harm our reputation or result in remedial and other costs, liabilities, fines or lawsuits.

The Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC, known as the general data protection regulation, or GDPR, has imposed certain requirements on the processing of personal data relating to natural persons. GDPR requirements will apply both to companies established in the EU and to companies, such as us, that are not established in the EU but process personal data of individuals who are in the EU (and in the European Economic Area subject to the enactment of implementation procedures), where the processing activities relate to: (a) the offering of goods or services, irrespective of whether a payment of the data subject is required, to such data subjects in the EU; or (b) the monitoring of their behavior as far as their behavior takes place within the EU. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business, and the failure to comply with the GDPR could expose us to sanctions from both a financial and business operations perspective. In addition, in case of control, non-compliance with the GDPR may expose us to damage to our reputation.

On February 1, 2013, China’s initial personal data protection guidelines, the Guidelines for Personal Information Protection in Information Security Technology Public and Commercial Service Systems, became effective, which guidelines set forth detailed requirements as to the protection of personal information and data collection, data processing, data transfer and data creation. Although these guidelines are voluntary and non-binding, we are advised by our PRC counsel that, going forward, further regulatory oversight of data privacy in China is expected. In addition, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a PRC citizen’s personal information obtained during the course of performing their duties or providing services, or obtaining such information through theft or other illegal means. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cyber Security Law of the PRC, providers of network products and services shall maintain the security of their products and services and shall comply with provisions regarding the protection of personal information as stipulated under relevant laws and regulations. Moreover, the Provisions on Protection of Personal Information of Telecommunication and Internet Users specifically regulates the collection, use, disclosure and security of personal information. Complying with these PRC laws and regulations may cause us to incur substantial costs or require us to change our business practices. See “Item 4. Information on the Company — B. Business Overview — Regulatory Matters — Regulations on Protection of Information on Networks.”

While we take various measures to comply with all applicable data privacy and protection laws and regulations of the PRC, our current security measures and those of our third-party service providers may not be adequate for the protection of our customer, employee or company data. In addition, hackers, foreign governments or cyber terrorists may attempt to penetrate our network security and our website. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the secure networks of our third-party service providers, or other misconduct. Because the techniques used in any attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against us, we may be unable to anticipate or protect against these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate security measures. Laws and regulations in China relating to security and privacy are becoming increasingly important. Any theft, loss, fraudulent, unlawful use or disclosure of customer, employee or company data could harm our reputation and result in remedial and other costs, liabilities, fines or lawsuits.

Any failure to protect our trademarks and other intellectual property rights could negatively impact our business.

Our brand, trade name, trademarks and other intellectual property are critical to our success. The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our brands. As of December 31, 2018, we had a total of 218 trademarks, 27 software registration certificates, one copyright and 11 patents registered in China. The expiration dates of our trademarks fall between 2019 and 2028, including “GreenTree Inn.” Once the ten-year term of our registered trademarks has expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. If we are unable to renew one or more trademark registrations, our ability to use such trademarks could be impaired, and our business and results of operations could be materially and adversely affected.

Furthermore, the unauthorized reproduction or infringement of our trade name or trademarks or other intellectual property could diminish the value of our brand and its market acceptance, competitive advantage or goodwill. For example, our proprietary operational IT system, which has not been patented, copyrighted or otherwise registered as our intellectual property, is a key component of our competitive advantage and our growth strategy. As of December 31, 2018, we have received 27 software registration certificates for certain of our proprietary information and operational systems including our Central Reservation System (CRS), Property Management System (PMS) and certain other quality control systems. Although we have been granted software registration certificates in respect of some of our proprietary information and operational systems, these systems could be infringed upon by third parties, which may adversely affect our business, financial condition and results of operations. As of December 31, 2018, we also have received 11 patent registrations, including ten design patents for furnishings used in our hotels and one utility patent for a proprietary door design. Because the protection of a company’s intellectual property provided under PRC laws and regulations is less than that afforded under United States laws and regulations, the measures we take to protect our brands, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brands, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. For example, in order to protect our brands, in the past we have filed lawsuits against certain hotel operators which had alleged to be our franchised-and-managed hotels but have not entered into any agreements with us.

We could also be subject to claims for infringement, invalidity, or indemnification relating to third parties’ intellectual property rights. Such third-party claims may be time-consuming and costly to defend, divert management attention and resources, or require us to enter into licensing agreements, which may not be available on commercially reasonable terms, or at all.

The restaurants operated by our hotels face risks related to instances of food-borne illnesses and other food safety accidents.

Some of our hotels directly operate the restaurant located in the hotels. The restaurant business is susceptible to food-borne illnesses and other food safety accidents. We cannot assure you that our internal controls and training will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by third-party food suppliers and distributors outside of our control and the risk of multiple locations being affected rather than a single restaurant. New illnesses resistant to any precautions may develop in the future, or diseases with long incubation periods could arise that could give rise to claims or allegations on a retroactive basis. Reports in the media of instances of food-borne illnesses could, if highly publicized, negatively impact restaurant sales, forcing the closure of some restaurants and affect our customers’ confidence in our hotel business. Furthermore, other illnesses, such as hand, foot and mouth disease or avian influenza, could adversely affect the supply of some of the restaurants’ food products and significantly increase such restaurants’ costs, which may also adversely affect the results of operations of the relevant hotels.

Accidents or injuries in our hotels may adversely affect our reputation and subject us to liability.

There are inherent risks of accidents or injuries in hotels. One or more accidents or injuries such as fire accident, slip and fall and accident during property renovation at any of our hotels could adversely affect our safety reputation among guests and potential guests, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective. If accidents or injuries occur at any of our hotels, we may be held liable for costs related to the injuries. Our property and liability insurance policies may not provide adequate coverage and we may be unable to renew our insurance policies or obtain new insurance policies without increases in cost or decreases in coverage levels.

In addition, if any incidents, particularly fire accidents, occur in any of the leased-and-operated hotels that do not possess the relevant licenses, permits, title certificate or fire safety inspection certificate, or is located on properties where the actual use and the designated land or property use are inconsistent, there could be substantial negative publicity, thereby triggering large-scale government actions that impact our entire hotel network, which in turn will have a material adverse impact on our business, results of operations and financial condition.

We are subject to risks related to litigation filed by or against us, and adverse litigation results may harm our business and financial condition.

We have been, and may in the future be, a party to litigation and other proceedings filed by or against us, including actions relating to among others property lease, franchise agreements with our franchisees, infringement of our brands, employment-related disputes, personal injury, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. Various disputes in connection with the properties we lease or with the franchise agreements may occur from time to time, which may cause our hotel operations to be affected or in the worst-case scenario, to be ceased. For example, as of December 31, 2018 we had three pending legal proceedings in connection with the leased hotel properties, two pending legal proceedings in connection with copyrights, one pending legal proceeding in connection with a negligence claim made by a hotel guest, and 25 pending legal proceedings in connection with franchised-and-managed hotels. In addition, the research and examinations that we conduct on both the hotel properties and the potential franchisees before entering into franchise agreements, may not be sufficient for us to identify all relevant information. As a result, we may be in dispute with our franchisees, which may result in litigation filed by or against us. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

The outcome of legal proceedings is uncertain, we cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of thereof, including remedies or damage awards, and adverse results in such litigation and other proceedings may disrupt our business, materially and adversely affect our reputation, results of operations, financial condition and prospects. Moreover, if any claims against us were to prevail, we would be subject to monetary or other liabilities, which could strain our financial resources, consume the time and attention of our management and otherwise have an adverse effect on our business, financial condition and results of operations.

Our lessors’ failure to comply with lease registration and other compliance requirements under PRC law may subject these lessors or us to fines or other penalties that may negatively affect our ability to operate our hotels.

As an operator and manager of our leased hotel properties, we are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local land and real estate administration bureau. Our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2018, because our lessors failed or reluctant to provide necessary documents for us to register the leases, 26 lessors of our leased-and-operated hotels had not obtained registrations of their leases from the relevant authorities as required despite our repeated requests to these lessors to obtain registrations, as required under our lease agreements with them. In addition, based on the specific land use right certificates and property ownership certificates held by some of our lessors of the leased-and-operated hotels, approximately half of 29 of hotel properties we own or lease and operate are restricted to industrial and other uses, rather than qualified for hotel operation use. The failure of these 26 lessors to register lease agreements as required by law or to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties in the amount of up to RMB10,000 for each hotel property or approximately RMB260,000 in aggregate, which may negatively affect our ability to operate the hotels covered under those leases. Moreover, the failure to use the property in compliance with the intended usage designated by the land use right certificates or the property ownership certificates may subject the lessors or us to fines in the amount of up to RMB30,000 for each property, invalidate the lease agreements, confiscation of relevant gains or subject them or us to temporary suspension or termination of operations.

We are subject to various claims and disputes in the ordinary course of business, and increases in the amount or severity of these claims and disputes could adversely affect us.

We are exposed to various claims and disputes related to commercial operations, personal injury, property damage, labor disputes and other matters in the ordinary course of our business. Developments in regulatory, legislative or judicial standards, material changes to dispute resolution trends, or a catastrophic accident or series of accidents, including accidents that affect our franchisees or vendors, involving any or all of commercial operations, property damage, personal injury, and labor disputes could have a material adverse effect on our operating results, financial condition and reputation.

For example, approximately 4% of our room nights are booked through OTAs, to whom we pay agency fees for such services. If we were to have a dispute with an OTA, the volume of our room inventory booked through such OTA may decline, or the OTA may block reservations of our rooms or remove our hotels from their website entirely, pending resolution of the dispute. As a result, our business and results of operations may be adversely affected.

In addition, our franchisees may suspend or terminate their cooperation with us voluntarily or involuntarily due to various reasons, including disagreement or dispute with us, failure to maintain requisite approvals, licenses or permits or to comply with other governmental regulations, and events beyond our or their control, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. For example, although the trademark for our current Shell brand has been and is used in public, this trademark is still in the process of being registered. Franchisees of our Shell brand may object to or decline to pay franchise fees charged by us, and third parties may use or exploit this trademark due to its non-registration. Due to intense competition in China’s hospitality industry, our existing franchisees may also discontinue their cooperation with us and work with our competitors instead. We may not be able to promptly replace our franchisees on a timely and cost-effective basis, or at all. As a result of any disruptions associated with our franchisees, our guest satisfaction, brands, reputation, operations and financial performance may be materially and adversely affected.

We may encounter disputes from time to time relating to our use of intellectual property of third parties.

We may encounter disputes from time to time over rights and obligations concerning intellectual property, and we may not prevail in those disputes. We cannot assure you that personnel in our leased-and-operated hotels will not use intellectual property of third parties without proper authorization. We may incur liability for such unauthorized or infringing use, and be subject to additional claims in the future. Any such claim of infringement or unauthorized use of intellectual property could result in costly litigations and divert the attention and resources of our management.

The growth of online and other hotel reservation intermediaries and travel consolidators may adversely affect our margins and profitability.

In 2016, 2017 and 2018, approximately 4% of our room nights were booked through OTAs to whom we pay commissions for such services. If these intermediaries and consolidators become the primary channel through which our guests make their bookings, they may be able to negotiate higher commissions, reduced room rates, or other significant concessions from us. The operations of these travel intermediaries and consolidators may adversely affect our ability to control the supply and price of our room inventory, which would in turn adversely affect our margins and profitability.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual.

GTI beneficially owns 84.7% of our Class A ordinary shares and 100% of our Class B ordinary shares and 94.0% of the aggregate voting power of our total issued and outstanding share capital. The voting power of our company owned by GTI is indirectly owned by Mr. Alex S. Xu, our founder, chairman and chief executive officer, as he owns 83.9% of voting power of GTI, which entitles Mr. Xu to nominate or replace all directors of GTI, and determine how GTI exercises the voting power in our company. As long as GTI or Mr. Alex S. Xu owns at least 50% of the voting power of our company, we will be a “controlled company” as defined under the NYSE Listed Company Manual. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors, although we have no current intention to rely on the controlled company exemption. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, particularly in locations where we operate a large number of hotels. China has in the past experienced significant natural disasters, including earthquakes in Western and Southwestern China, extreme weather conditions, as well as health scares related to epidemic diseases, and any similar event could materially impact our business in the future. If a disaster or other disruption were to occur in the future that affects the regions where we have or are developing franchised-and-managed or leased-and-operated hotels, our operations could be materially and adversely affected due to loss of personnel and damages to property. Even if we are not directly affected, such a disaster or disruption could affect our guests, which could harm our results of operations.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, or other disease. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure or quarantine of hotels in operation or otherwise disrupt our operations and adversely affect our results of operations.

Losses caused by epidemics, natural disasters and other catastrophes, including SARS, H1N1 and H7N9 influenza, earthquakes or floods, are either uninsurable or too expensive to justify insuring against in China. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any financial obligations related to the hotel. Similarly, war (including the potential of war), terrorist activities (including the threat of terrorist activities), social unrest and heightened travel security measures, as well as geopolitical uncertainty and international conflict may affect travel and may in turn affect our business, financial conditions, and results of operations. If our franchised-and-managed hotels are affected by these incidents, we might lose our revenue stream from those hotels. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely affected and our reputation may be harmed.

We have limited insurance coverage.

We carry property insurance that covers the assets that we own at our leased-and-operated hotels, but such property insurance does not cover the buildings or any other assets owned by our lessors or the assets of the franchised-and-managed hotels. Although we generally require our lessors and our franchisees to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. In addition, we do not have any business disruption insurance coverage for our operations to cover losses that may be caused by natural disasters or catastrophic events, such as SARS or avian flu. Any business disruption or natural disaster may result in our incurring substantial costs and diversion of our resources. In addition, there are inherent risks of accidents or injuries in hotels. One or more accidents or injuries at any of our hotels could adversely affect our safety reputation among customers and potential customers, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective. In the future, we may be unable to renew our insurance policies or obtain new insurance policies without increases in cost or decreases in coverage levels. We may also encounter disputes with insurance providers regarding payments of claims that we believe are covered under our policies. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our reputation, our business, results of operations and financial condition may be materially and adversely affected.

We may require additional financing for our business, which may not be available on terms acceptable to us, or at all, or would increase our financial leverage and may be difficult to service.

We may require additional financial resources to support our growth, future development and any investments, including mergers or acquisitions, that we may pursue. The amount and timing of such additional financing needs will vary depending on the timing of our new hotel openings, investments in converting new leased-and-operated hotels and searching and developing relationships with potential franchisees and the amount of cash flow from our operations. If our internal resources are insufficient to satisfy our financing requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may, among other things, potentially restrict our operations or our ability to pay dividends. Servicing such debt obligations could also be burdensome to our operations. If we fail to service our debt obligations or are unable to comply with the relevant debt covenants, we could be in default under the relevant debt obligations and our liquidity and financial conditions may be materially and adversely affected.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of businesses in the PRC hospitality industry;
•	conditions of the U.S. and other capital markets in which we may seek to raise funds;
•	our future results of operations, financial condition and cash flows;
•	PRC governmental regulation of foreign investment in the hospitality industry in China;
•	economic, political and other conditions in China; and
•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that future financing will be available in amounts or on terms acceptable to us, if at all. If we fail to raise additional funds, we may need to sell debt or additional equity securities, reduce our growth to a level that can be supported by our cash flow or defer planned expenditures.

We will continue to recognize a substantial amount of share-based compensation expenses, which will have a significant impact on our financial condition and liquidity position.

We adopted our 2018 share incentive plan in January 2018, pursuant to which we may grant options to purchase up to 9,000,000 of our Class A ordinary shares. Options granted to our employees generally vest either ratably over the following four years starting after the first/second/third anniversary of date of our initial public offering, or 50% on the date of our initial public offering and another 50% on December 31, 2018, as applicable; options granted to our directors vested 100% on the first anniversary of the date of our initial public offering. As of December 31, 2018, we had outstanding options with respect to 1,591,500 Class A ordinary shares that have been granted to our employees, directors and consultants under the 2018 share incentive plan. As a result of our grants of awards under the 2018 Plan, we incurred share-based compensation expenses of RMB16.1 million (USD$2.3 million) in 2018. We are required to account for share options granted to our employees, directors and consultants in accordance with Codification of Accounting Standards, or ASC 718, “Compensation — Stock Compensation” and ASC 505-50, “Equity, Equity-Based Payments to Non-Employees.” We will continue to incur and recognize additional share-based compensation expenses in the future as we continue to grant share-based incentives. We believe such incentives are necessary for us to be able attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expense associated with share-based compensation may increase, which may have an adverse effect on our financial condition and liquidity position.

A material weakness in our internal control over financial reporting has been identified, and if we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In connection with the audit of our consolidated financial statements for the years ended December 31, 2015, 2016 and 2017, we and our independent registered public accounting firm identified one material weakness as of December 31, 2015, 2016 and 2017, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB.

The material weakness that has been identified related to insufficient accounting expertise necessary to comply with U.S. GAAP and SEC reporting and compliance requirements.

We have implemented and are continuing to implement a number of measures to address the material weakness identified. For details, see “Item 15. Controls and Procedures —Internal Control over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and our management concluded that the material weakness still existed as of December 31, 2018. We are still working to remediate these findings, we cannot assure you that we will not identify additional material weaknesses or significant deficiencies in the future.

Furthermore, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. Upon the completion of initial public offering, we have become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, required that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. In addition, we may not be able to timely file our periodic reports as a public company under U.S. securities laws, which could limit the amount of information that investors receive about our company in the future and adversely affect the price of our ADSs, our business and our reputation.

In documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We are an “emerging growth company” and may not be subject to requirements that other public companies are subject to, which could harm investor confidence in us and our ADSs.

The Jumpstart Our Business Startups Act, or the JOBS Act, contains provisions that, among other things, relax certain requirements for qualifying public companies. We are an “emerging growth company” as defined under the JOBS Act and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies, including an exemption from the requirement to comply with the auditor attestation requirements of Section 404 and an exemption from the requirement to adopt and comply with new or revised accounting standards at the same time as other public companies. We will remain an emerging growth company until the earliest of (i) the last day of our fiscal year during which we have total annual gross revenues of at least US$1.07 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our initial public offering; (iii) the date on which we have, during the previous three year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter.

The JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We will take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We also expect that these new rules and regulations could make it more expensive for us to renew director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee.

We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

Risks Related to Doing Business in China

Adverse changes in the Chinese economy could have a material adverse effect on the hospitality industry in China which could adversely affect our business.

We conduct all of our operations in China and all of our revenues are derived from our operations there. As the travel and hospitality industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many aspects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the China’s economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. We cannot assure you that  China’s economy will continue to grow, or that if there is growth, such growth will be steady and uniform. If there is a slowdown, such a slowdown could have a negative effect on our business.

Changes in the political and economic policies of the PRC government may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth strategy.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, and control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government plays a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

Uncertainties with respect to the Chinese legal system could adversely affect us.

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes and their interpretation by the Supreme People’s Court of the PRC. Unlike common law systems, prior court decisions may be cited for reference but have limited precedential value. Since 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published court decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties and may not be as consistent and predictable as in other jurisdictions. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the violation occurs. For example, historically we have used a portion of our excess cash to purchase shares that are listed on the PRC stock exchanges. We may be subject to investigations by relevant government authorities, severe penalties or other administrative measures for our purchases of those shares due to restrictions or prohibitions on our operational activities in the PRC. In addition, we may be subject to fines of up to RMB30,000 in connection with the purchase of publicly traded shares in certain Chinese companies engaged in industries in which foreign investments are restricted or prohibited. As we are not aware of any precedent in implementing these current legal restrictions or prohibitions, we cannot predict whether these restrictions will be implemented and if so, the quantum of the fines that may be assessed.

Furthermore, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. However, foreign exchange transactions under our capital account items are subject to significant foreign exchange controls and require approval from the SAFE or its local branches. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions if foreign currencies reserve falls below a certain level. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC and other governments. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. More recently, from December 31, 2016 to December 31, 2017, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018, however, the RMB depreciated approximately 5.7% against the U.S. dollar. It remains unclear what further fluctuations may occur.

Substantially all of our revenues, costs and expenses are denominated in RMB. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the RMB may materially reduce any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive. Conversely, if we decide to convert our RMB into U.S. dollars for business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount.

Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Rapid urbanization and changes in zoning and urban planning in China may cause our hotel properties to be demolished, expropriated or otherwise affected.

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change. When zoning requirements or other governmental mandates change with respect to the areas where our hotels are located, the affected hotels may need to be demolished or removed. As a result, we may have to relocate our hotels to other locations. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. Our hotels could suffer from demolitions or interruptions due to zoning or other local regulations in the future. Any such demolition and relocation could cause us to lose primary locations for our hotels and cause the licenses and permits held by the hotels facing demolition to not be renewed or even be revoked, and we may not be able to achieve comparable operational results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition may be adversely affected.

Furthermore, the PRC government has the statutory power to acquire or demolish any land in the PRC for reason of changes in urban planning or zoning or otherwise. In such events, we may be forced to relocate or close our hotels. Although we might be paid compensation for such forced acquisition, demolishment or closure, the amount of compensation to be awarded to us may not cover our losses and adversely affecting our operations.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, the State Administration of Foreign Exchange issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly listed company. Pursuant to the Notice of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration of the Overseas Investment and Financing and the Round-trip Investment Made by Domestic Resident through Special-Purpose Companies, or Circular 37, issued on July 4, 2014, PRC residents who participate in share incentive plans in overseas non-publicly listed SPVs due to their position as director, senior management or employees of the PRC subsidiaries of the overseas SPVs may submit applications to SAFE or its local branches for the foreign exchange registration with respect to such overseas SPVs.

On February 25, 2012, the State Administration of Foreign Exchange promulgated the Circulars on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Equity Incentive Plans of Overseas-Listed Company, or the Stock Option Rules. Under these rules, PRC citizens or foreigners who have lived within the PRC for at least one year or, collectively, the PRC optionees, who participate in an equity incentive plan of an overseas publicly listed company are required to register to handle issues such as foreign exchange registration, account establishment, funds transfer and remittance, and entrust an overseas institution, or the “Overseas Trustee” to handle issues like exercise of options, purchase and sale of corresponding stocks or equity and transfer of corresponding funds. A “Domestic Agency” shall be a domestic company participating in the equity incentive plan or a domestic institution which is qualified for asset custody business as chosen by us according to PRC law.

We adopted our 2018 share incentive plan in January 2018. Our board of directors has authorized the issuance of up to 9,000,000 Class A ordinary shares upon exercise of awards granted under our 2018 share incentive plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We and the PRC optionees who participate in the 2018 share incentive plan will be subject to these regulations and may not be able to complete the foreign exchange registration until our company becomes a publicly listed company in the United States. As such, the 2018 share incentive plan provides that the PRC optionees shall not exercise their options nor shall they purchase or subscribe for our shares before our company becomes a publicly listed company in the United States. After our initial public offering, we plan to advise our employees and directors participating in the 2018 share incentive plan to handle foreign exchange matters in accordance with the Stock Option Rules. We cannot provide any assurance that we or the PRC optionees of our share incentive plans have complied or will comply with the requirements imposed by the Stock Option Rules. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions, and our ability to further grant shares or share options under our share incentive plans to, and to adopt additional share incentive plans for, our directors and employees may be restricted. Such events could adversely affect our operations. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations on Employee Stock Incentive Plans of Overseas Publicly-Listed Company.”

Further, a notice concerning the individual income tax on earnings from employee share options jointly issued by Ministry of Finance, or the MOF, and the State Taxation Administration, or the STA (previously known as State Administration of Taxation, or the SAT), on March 28, 2005, and its implementing rules, provide that domestic companies that implement employee share option programs shall (i) file the employee share option plans and other relevant documents to the local tax authorities having jurisdiction over them before implementing such employee share option plans; (ii) file share option exercise notices and other relevant documents with the local tax authorities having jurisdiction over them before exercise by the employees of the share options, and clarify whether the shares issuable under the employee share options mentioned in the notice are the shares of publicly listed companies; and (iii) withhold taxes from the PRC employees in connection with the PRC individual income tax. To comply with the requirement, we will file the 2018 share incentive plan with the relevant local tax bureau.

Our employment practices may be adversely impacted by the labor contract law of the PRC.

The PRC National People’s Congress promulgated the Labor Contract Law which became effective on January 1, 2008 and was amended on December 28, 2012, and the State Council promulgated implementing rules for the labor contract law on September 18, 2008. The labor contract law and the implementing rules impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts. The interpretation and implementation of these regulations are still evolving, our employment practices may violate the labor contract law and related regulations and we could be subject to penalties, fines or legal fees as a result. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

The Labor Contract Law prohibits an employer to establish staff dispatching companies to place workers with themselves or their subsidiaries. We have established a subsidiary which is the employer of most our employees of other subsidiaries. This subsidiary has entered into a service outsourcing arrangement with other relevant subsidiaries of us. Since the current labor dispatch regulation does not clearly define the distinction of labor dispatch and service outsourcing business, our service outsourcing arrangement could be considered as labor dispatch by the relevant PRC government authorities and our abovementioned subsidiary might be regarded as dispatching entity and therefore subject us to fines, or termination of such outsourcing arrangement.

In accordance with the PRC Social Insurance Law and the Regulations on the Administration of Housing Fund and other relevant laws and regulations, China establishes a social insurance system and other employee benefits including basic pension insurance, basic medical insurance, work-related injury insurance, unemployment insurance, maternity insurance, housing fund, and a handicapped employment security fund, or collectively the Employee Benefits. An employer shall pay the Employee Benefits for its employees in accordance with the rates provided under relevant regulations and shall withhold the social insurance and other Employee Benefits that should be assumed by the employees. For example, an employer that has not made social insurance contributions at a rate and based on an amount prescribed by the law, or at all, may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue.

Under the Regulations on the Administration of Housing Fund, PRC companies must register with applicable housing fund management centers and establish a special housing fund account in an entrusted bank. Both PRC companies and their employees are required to contribute to the housing funds.

We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. We have recorded accruals for the estimated underpaid amounts for the current employees in our financial statements. However, we have not made any accruals for the interest on underpayment and penalties that may be imposed by the relevant PRC government authorities. If we are subject to investigations related to non-compliance with labor laws and are imposed severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

We rely principally on dividends and other distributions on equity paid by our subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to borrow money or pay dividends to holders of our ADSs.

As a holding company, we rely principally on dividends and other payments from our wholly owned operating subsidiaries in China for our cash requirements, including funds necessary to service any debt we may incur, to pay dividends and other cash distributions to our shareholders and to pay our operating expenses. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of December 31, 2016, 2017 and 2018, total statutory reserves of our PRC subsidiaries were RMB55.3 million, RMB57.7 million and RMB57.7 million (US$8.4 million). These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer their net assets to the company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB398.4 million, RMB391.0 million and RMB394.4 million (US$57.4 million) as of December 31, 2016, 2017 and 2018, respectively. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to us or any of our other subsidiaries could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. Also see “— Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs may be subject to PRC withholding tax on dividends on, and gains realized on their transfer of, our ADSs.”

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries which would materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of our initial public offering in the manner described in “Use of Proceeds,” as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans or additional capital contributions to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local counterpart.

We may also decide to finance our subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the total amount of investment, capital contributions to our PRC subsidiaries are no longer subject to the approval of the PRC Ministry of Commerce or its local branches. Instead, we are required to file and submit required information and documents online within 30 days of such event. However, we cannot assure you that the regulations will always remain favorable to us. If the regulations are revised in the future or we fail to complete such registration or obtain such approvals on time, our ability to use the proceeds from the offering of the ADSs and to capitalize our operations in the PRC may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Except for the filing required by PRC Ministry of Commerce or its local branches, when using the capital contributions to exchange for RMB funds, the domestic institutions including foreign-invested enterprises, must comply with certain foreign exchange requirements. For example, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016. Under Circular 16, the foreign exchange receipts under capital accounts of a domestic institution and the RMB funds obtained thereby from foreign exchange settlements may be used for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations. However they may not be used (i) directly or indirectly, for expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations of the state; (ii) unless otherwise specified, directly or indirectly, for investments in securities or other investments than banks’ principal-secured products; (iii) for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) for the construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). In addition, the RMB funds obtained thereby from foreign exchange settlements may not be used to repay RMB loans if the proceeds of such loans have not been fully used by the domestic institution, including a foreign-invested company like us.

We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

It is unclear whether we will be considered as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs or ordinary shares who are not PRC residents may be subject to PRC withholding tax on dividends on, and gains realized on their transfer of, our ADSs.

Under the PRC Enterprise Income Tax Law and its Implementation Regulations, or the EIT Law, dividends, interest, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise without any establishment or place of business within China or if the received dividends, interest, rent, royalties and gains have no connection with the establishment or place of business of such foreign investor will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with China that provides for a reduced rate of withholding tax. Under the EIT Law, an enterprise established outside China with its “de facto management body” within China is considered a “resident enterprise” in China and is subject to the Chinese enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. There are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.”

The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. According to Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (iv) 50% or more of voting board members or senior executives habitually reside in China.

Although substantially all of our operational management is based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. It is also unclear whether the dividends we receive from our PRC subsidiaries will constitute dividends between “qualified resident enterprises” and therefore qualify for exemption from withholding tax if we are deemed to be a “resident enterprise” for PRC enterprise income tax purposes. We are not controlled by a Chinese enterprise or PRC enterprise group and as such we do not believe that our company meets all of the conditions to be deemed a PRC resident enterprise. For the same reasons, we believe our other subsidiaries located outside China are not PRC resident enterprises. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours ever having been deemed a PRC “resident enterprise” by PRC tax authorities. However, the tax resident status of an enterprise is subject to determination by PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” While we do not currently consider our company or any of our overseas subsidiaries to be a PRC resident enterprise, there is a risk that the PRC tax authorities may deem our company as a PRC resident enterprise since a substantial majority of the members of our management team are located in China, in which case we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income.

If the Chinese tax authorities determine that we are a resident enterprise for PRC enterprise income tax purposes, among other things, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income, substantially higher than the 10% withholding tax rate to which we are subject as a non-PRC resident enterprise. Furthermore, if we are treated as a PRC resident enterprise, payments of dividends by us may be regarded as derived from sources within the PRC and therefore we may be obligated to withhold PRC income tax at 10% on payments of dividends on the ADSs or shares to non-PRC resident enterprise investors. In the case of non-PRC resident individual investors, the tax may be withheld at a rate of 20%. In addition, if we are treated as a PRC resident enterprise, any gain realized on the transfer of the ADSs and/or shares by non-PRC resident investors may be regarded as derived from sources within the PRC and accordingly may be subject to a 10% PRC income tax in the case of non-PRC resident enterprises or 20% in the case of non-PRC resident individuals. The PRC tax on dividends and/or gains may be reduced or exempted under applicable tax treaties between the PRC and the holder’s home country.

In addition, under the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or STA Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. Gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to STA Public Notice 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties in China, and equity investments in PRC resident enterprises. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Tax.” As part of our restructuring, GreenTree Hospitality Group Ltd., or GreenTree Hospitality, the listing entity for the purpose of our initial public offering, acquired through a share exchange the entire share capital of GreenTree Samoa, including the equity interests in most of our PRC operating subsidiaries then held by it. See “Item 4. Information on the Company—C. Organizational Structure.” This acquisition of equity interests in our PRC operating subsidiaries by GreenTree Hospitality may be deemed to be an indirect transfer of PRC taxable assets, and the gains from the acquisition may be subject to PRC enterprise income tax at a rate of up to 25%. However, there is uncertainty as to the implementation details of STA Public Notice 7. If STA Public Notice 7 was determined by the tax authorities to be applicable to the abovementioned and other of our transactions involving PRC taxable assets, we might be required to spend valuable resources to comply with STA Public Notice 7 or to establish that the relevant transactions should not be taxed under STA Public Notice 7. If such transactions involving PRC taxable assets were subject to PRC enterprise income tax, our results of operations and financial condition could be adversely affected.

If additional remedial measures are imposed on the “big four” PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S. listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China.  The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.  However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditors’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	negative media reports and coverage regarding us or other companies in the hospitality industry;
•	regulatory developments in our target markets affecting us, our customers or our competitors;
•	announcements of studies and reports relating to the quality of our solutions or those of our competitors;
•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
•	changes in financial estimates by securities research analysts;
•	conditions in the travel and hospitality industries;
•	changes in the economic performance or market valuations of other hospitality companies;
•	announcements by us or our competitors of new brands, acquisitions, strategic relationships, joint ventures or capital commitments;
•	addition or departure of our senior management;
•	fluctuations of exchange rates between the RMB and U.S. dollar;
•	potential litigation or administrative investigations;
•	release or expiry of lock-up or other transfer restrictions on our outstanding ADSs or ordinary;
•	sales or perceived potential sales of additional ordinary shares or ADSs; and
•	general economic or political conditions in China.

In addition, the securities market from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may not pay further dividends to our public shareholders, so you should rely on price appreciation of our ADSs for return on your investment.

In January 2019, our board of directors declared a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS, and we paid such dividend in full in February 2019. In January 2019, we also announced plans to pay a cash dividend of US$0.20 per share per year in the near future if there is no immediate cash need for our growth or merger and acquisition opportunities. However, our board of directors has discretion as to whether to distribute any future dividends, subject to certain requirements of Cayman Islands law. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, may depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value  or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2018, we had 101,552,209 ordinary shares outstanding including 34,762,909 Class B ordinary shares and 66,789,300 Class A ordinary shares, 10,200,000 Class A ordinary shares of which are represented by ADSs. All Class A ordinary shares represented by ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act. The 34,762,909 Class B ordinary shares and 56,589,300 Class A ordinary shares held by our existing shareholders are available for sale, subject to volume and other restrictions as applicable under Rule 144 and 701 under the Securities Act.

GTI has pledged 26% of our ordinary shares to Pudong Development Bank, and may be required to pledge additional ordinary shares. If Pudong Development Bank forecloses on these shares, the market price of our ADSs could decline.

GTI has pledged 26% of our ordinary shares to Pudong Development Bank as security under a Euro-denominated loan of approximately RMB900 million obtained in March 2017. Approximately RMB522.6 million of the loan remains outstanding. After the completion of our initial public offering, GTI is required to pledge ordinary shares in an amount that results in Pudong Development Bank having a pledge of no fewer than 20% of our ordinary shares, and may be required to pledge additional ordinary shares if the market price of our ADSs declines. Due to the decline in the market price of our ADSs since our initial public offering, GTI was required to pledge an aggregate of 26% of our ordinary shares as of the date of this annual report. If GTI breaches certain covenants and obligations under the loan agreement, an event of default could result and Pudong Development Bank could exercise its right to accelerate all the debt under the loan agreement and foreclose on the pledged shares. The pledged shares are not subject to a lock-up agreement, and any future sale of the ordinary shares upon foreclosure could cause the market price of our ADSs to decline.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.

After our initial public offering, our executive officers and directors will beneficially own approximately 90.0% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. The concentration of our share ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in our initial public offering.

As a foreign private issuer, we are permitted to adopt certain practices of our home country, the Cayman Islands, in relation to corporate governance matters that differ significantly from the New York Stock Exchange corporate governance listing standards; these practices afford less protection to shareholders than they would enjoy if we complied fully with the New York Stock Exchange corporate governance listing standards.

Our ADSs are listed on the New York Stock Exchange. The New York Stock Exchange Listed Company Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the New York Stock Exchange corporate governance listing standards.

For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nomination or corporate governance committee consisting entirely of independent directors; or (iii) have regularly scheduled executive sessions with only independent directors each year. We intend to rely on some or all of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange.

You may not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise your right to direct how the ordinary shares underlying your ADSs are voted.

Except as described in this annual report and in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs will appoint the depositary or its nominee as their representative to exercise the voting rights attaching to the shares represented by the ADSs. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to direct how the ordinary shares underlying your ADSs are voted.

If we ask for your instructions and upon timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you, which contain, among other things, a statement as to the manner in which your voting instructions may be given, including an express indication that such instructions may be given or deemed given to the depositary to give a discretionary proxy to a person designated by us if no instructions are received by the depositary from you on or before the response date established by the depositary. However, no voting instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exits or the matter materially and adversely affects the rights of holders of the ordinary shares.

Voting at any meeting of our shareholders will be by poll.

You may not be able to participate in any future rights offerings which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

After the completion of our initial public offering, GTI intends to register and distribute to each of its shareholders not more than 60% of the number of our shares that represent the percentage of such shareholder’s ownership in GTI as of the closing date of our initial public offering. As a condition to receive our shares, GTI’s shareholders will be required to enter into lock-up agreements on all of our shares which they own prior to the expiry of a six-month period following the date of this annual report. The number of our shares subject to such lock-up agreements will be reduced by 25% at the end of the six month period following the date of this annual report and each six month period thereafter through the two-year anniversary of the date of this annual report.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and the majority of our directors and executive officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries in China. Most of our directors and executive officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind in a U.S. court, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2018 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Our articles of association will contain anti-takeover provisions that could have an adverse effect on the rights of holders of our ordinary shares and ADSs.

Our amended and restated memorandum and articles of association contain provisions which could limit the ability of others to acquire control of our company, including a provision that grants authority to our board directors to establish from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. The provisions could deprive our shareholders of the opportunity to sell their shares at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

Our management will have considerable discretion as to the use of the net proceeds from our initial public offering.

Our management has considerable discretion in the application of the net proceeds received by us from our initial public offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of our initial public offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. The net proceeds from our initial public offering may be placed in investments, such as short-term investments, that do not produce income or that lose value.

We may be or become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, for any taxable year, we will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) in that taxable year which produce, or are held for the production of, passive income is at least 50%.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not expect to be a PFIC for 2019 or the foreseeable future, although there can be no assurance in this regard. It is unclear, however, whether we were a PFIC for 2018. If a “controlled foreign corporation” (as defined for U.S. federal income tax purposes), or CFC, is a “publicly traded corporation” for the taxable year, the PFIC asset test is applied based on the value of the CFC’s assets. Otherwise, the asset test is applied based on the adjusted tax bases of the CFC’s assets as determined for the purposes of computing earnings and profits under U.S. federal income tax principles. We were a CFC in 2018, and while we became a publicly traded corporation sometime close to the end of our first quarter in 2018, it is unclear how the asset test should apply to us in respect of 2018, as it is not clear how the asset test should be applied to a CFC in respect of its taxable year in which it becomes a publicly traded corporation (specifically, it is not clear whether the CFC can be treated as a “publicly traded corporation” for the taxable year). If we are not treated as a publicly traded corporation for 2018, there is a significant risk that we will be treated as a PFIC for 2018. You should consult your tax advisors about how to apply the asset test with respect to us for the 2018 taxable year. For taxable years in which we are treated as a publicly traded corporation, or for which we are no longer a CFC, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.”

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse U.S. federal income tax consequences to you if you are a U.S. Holder, as defined under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.” There can be no assurance that we were not a PFIC for 2018, or that we will not be a PFIC for our current or any future taxable year.

We will continue to incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

Since the completion of our initial public offering, we have been a public company and expect to incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. As a company with less than US$1.07 billion in total annual gross revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. We will take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We expect these and other rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. We are evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of incurring such costs. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of being a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three (3) votes per share if such Class B ordinary share is owned by GTI, Mr. Alex S. Xu, our founder, chairman and chief executive officer, Mr. Alex S. Xu’s family trusts or his or the family trust’s designated transferees. Our existing shareholder GTI holds 56,589,300 Class A ordinary shares and all 34,762,909 Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting rights attached to shares in these two classes, GTI owns approximately 94.0% of the total voting power of our outstanding ordinary shares. Mr. Alex S. Xu, our founder, chairman and chief executive officer, by virtue of this 83.9% voting power of GTI, which entitles Mr. Xu to nominate or replace all directors of GTI, and determine how GTI exercises the voting power in our company, is considered to beneficially owned the shares held by GTI. As a result, Mr. Xu has significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of your voting instructions in a timely manner, the depositary will vote or attempt to vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be ten calendar days. When a general meeting is convened, you may not receive sufficient notice of the meeting to enable you to withdraw the Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting or to cast your vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly.

Under the deposit agreement, if we request the depositary to act at a general meeting, we will give the depositary notice of the meeting at least 30 business days in advance of the meeting in order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Class A ordinary shares underlying your ADSs. However, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. Where any matter is to be put to a vote at a general meeting, we will make all reasonable efforts to cause the depositary to notify you of the upcoming vote and to deliver our voting materials to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Class A ordinary shares underlying your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may lack recourse if the underlying Class A ordinary shares represented by your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We are a Cayman Islands holding company and conduct our operations in China through our PRC subsidiaries. GreenTree Inns Hotel Management Group, Inc., a company incorporated in Samoa, or GreenTree Samoa, was formed to be the holding company of all but two of our PRC subsidiaries that operate our hotels in the PRC. GreenTree Samoa also owns 100% of the equity interest in Pacific Hotel Investment, Inc. and GreenTree Suites Management Corp., each of which owns 100% of the equity interest in the other two of our PRC subsidiaries.

We began our hotel business in the PRC in September 2004 through GreenTree Inns Hotel (Weihai) Management Group Inc., or GreenTree Weihai, which was incorporated on November 14, 2003 and 100% owned by American Pacific Homes Inc., a company wholly owned by Mr. Alex S. Xu, our founder, chairman and chief executive officer. In September 2010, GreenTree Weihai was merged into GreenTree Samoa as a wholly owned subsidiary of GreenTree Samoa. In October 2010, upon completion of a share exchange, GreenTree Samoa became a wholly-owned subsidiary of GreenTree Inns Hotel Management Group, Inc., or GTI, a company incorporated in the Cayman Islands.

GreenTree Hospitality Group Ltd., or GreenTree Hospitality, the listing entity for the purpose of this offering, was incorporated in October 2017 as a wholly-owned subsidiary of GTI. In November 2017, GreenTree Hospitality issued 48,635,251 Class A ordinary shares and 42,716,957 Class B ordinary shares to GTI in exchange for the entire share capital of GreenTree Samoa then held by GTI. On March 11, 2018, we redesignated 7,954,048 of our Class B ordinary shares as Class A ordinary shares. Immediately after the completion of this offering, 84.7% of our Class A ordinary shares and 100% of our Class B ordinary shares are owned by GTI, our parent company. Subsequently, GTI intends to register and distribute to each of its shareholders not more than 60% of the number of our shares that represent the percentage of such shareholder’s ownership in GTI as of the closing date of this offering. As a condition to receiving our shares, GTI’s shareholders will be required to enter into certain lock-up agreements with us in respect of our shares which they own prior to the expiry of a six-month period following the date of this annual report. The number of our shares subject to such lock-up agreements will be reduced by 25% at the end of the six month period following the date of this annual report and each six month period thereafter through the two-year anniversary of the date of this annual report. Following the completion of this offering and as long as GTI or Mr. Alex S. Xu owns at least 50% of the voting power of our company, we are a “controlled company” as defined under the NYSE Listed Company Manual. We have no current intention to rely on the controlled company exemption.

Our principal executive offices are located at 2451 Hongqiao Road, Changning District, Shanghai 200335, People’s Republic of China. Our telephone number at this address is +86-21-3617-4886. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, New York 10017.

B.                      Business Overview

We are the leading pure play franchised hotel operator in China as franchised-and-managed hotels represent almost all of the hotels in our hotel network. In 2018, we were the fourth largest economy to mid-scale hotel group in China in terms of number of hotels and rooms according to Inntie. As of December 31, 2018, we had the highest proportion of franchised-and-managed hotels among the top four economy to mid-scale hotel networks in China, with 98.9% of hotels in our network as of those dates being franchised-and-managed hotels.

We sell a predominant proportion of our room nights through our strong direct sales channels comprising our website and mobile app. In 2016, 2017 and 2018, we sold approximately 96% of our room nights through our direct sales channels, while OTAs only contributed approximately 4% of our room nights. Our strong direct sales channels, combined with a loyal customer base, have contributed to our financial success. Over the years, we have grown a strong base of loyal members at a CAGR of approximately 41.5% from approximately 1.8 million members as of December 31, 2010. As of December 31, 2018, we had over 1,270,000 corporate clients who can settle directly with us or our franchisees and enjoy a preferential room rate and approximately 29 million members who registered with us and enjoy a range of different benefits, including discounts on room rates, priority in making hotel reservations. In 2016, 2017 and 2018, our corporate clients and loyal members booked 72.9%, 73.0% and 72.5%, respectively, of room nights in our hotel network.

We have built a strong “GreenTree Inns” brand as a result of our long-standing dedication in the hospitality industry in China and consistent quality of our services, signature hotel designs, broad geographic coverage and convenient locations. We have positioned our brands to appeal to value- and quality-conscious business travelers and leisure travelers. Starting from our GreenTree Inns hotels in 2004, we have successfully rolled out a number of brands to establish a full product suite, which we believe enables us to capture a wide spectrum of market opportunities. Our current brand portfolio comprises (i) mid- to up-scale brands including GreenTree Eastern founded in 2012, as well as Gme, Gya and VX brands founded in 2017; (ii) mid-scale brands including GreenTree Inns founded in 2004,  GT Alliance founded in 2008 as well as the Wumian brand, which we adopted from one of our franchisees in 2018; and (iii) economy brands including Vatica founded in 2013 and Shell founded in 2016.

We have established a highly effective and scalable franchise management system that enables us to win franchisees and grow rapidly. This platform not only ensures quality service be consistently delivered to our guests, but also helps our franchisees integrate into our hotel network smoothly and quickly. Our strong and supportive franchise platform, and disciplined return-driven model, enable our franchisees to generate highly attractive investment returns, which we believe is both a strong attraction for potential franchisees and a strong incentive for existing franchisees to open multiple hotels.

Our Hotel Network

We provide guests at each of our five different brands of hotels with conveniently-located, clean, comfortable and quality accommodations at competitive prices. We cater primarily to the needs of value- and quality-conscious business travelers and leisure travelers.

As of December 31, 2018, our overall hotel network consisted of 2,757 hotels with 221,529 rooms in operation covering 290 cities in China, and an additional 430 hotels with 31,683 rooms that were contracted for or under development. Out of those 430 hotels, 242 hotels were contracted for, and the remaining 188 hotels were under development and are expected to commence operation by June 2019. As of December 31, 2018, our GreenTree Inns brand hotels consisted of 1,881 hotels with 162,844 rooms in operation covering 248 cities in China, and an additional 159 hotels with 12,428 rooms under development.

The following map depicts the geographic coverage of our hotel network as of December 31, 2018.

We expand into a new city if it meets our selection criteria, especially potential for economic growth, geographic location and affordability of long-term rent. As a result of our strategic focus on building a dense network of hotels in the most affluent regions in China with high growth potential, 48.7% of our hotels were located in the Greater Yangtze River Delta region, while 12.3% of our hotels were located in Beijing/Tianjin/Hebei province as of December 31, 2018. Within these regions, we select locations to achieve a balanced rental rate and RevPAR, and many of them located in Tier 2 or smaller cities, thereby ensuring attractive returns for our franchisees. As of December 31, 2018, 361 of our 2,757 hotels were located in Tier 1 cities (13.1%), 618 in Tier 2 cities (22.4%) and 1,778 in other cities (64.5%). Taking into account of the hotels under development as of the same date, by December 31, 2018, the number of our hotels located in Tier 2 cities and other cities will further increase to 2,798 representing 87.8% of our total hotels in operation and under development.

The following table sets forth a breakdown by geographic locations of our hotels as of December 31, 2018.

City	Franchised- and- managed Hotels	Leased-and- operated Hotels	Contracted for or under Development Franchised-and- managed Hotels(1)	Contracted Leased-and- operated Hotels	Total
Shanghai Municipality and 53 cities in Jiangsu, Zhejiang and Anhui Provinces	1,326	17	182	—	1,525
Beijing, Tianjin Municipalities and Hebei Province	332	6	45	—	383
Other cities	1,070	6	203	—	1,279

Total	2,728	29	430	—	3,187

(1)	Including 159 GreenTree Inns hotels, 80 Gme, Gya and VX hotels, 57 GT Alliance hotels, 36 GreenTree Eastern hotels, 1 Wumian hotel, 15 Vatica hotels and 82 Shell hotels.

The following table sets forth a breakdown of locations of our hotels by Tier 1, Tier 2 and other cities as of December 31, 2018.

			Contracted for Hotels
City	Franchised- and-managed Hotels	Leased-and- operated Hotels	Franchised-and- managed Hotels	Leased-and- operated Hotels	Total
Tier 1 cities	349	12	28	—	389
Tier 2 cities	611	7	113	—	731
Other cities	1,768	10	289	—	2,067

Total	2,728	29	430	—	3,187

The following table sets forth a breakdown of the number of our hotels in operation by operational model as of December 31, 2018.

	Total Number of Hotels	Number of Hotels Opened for Over Six Months	Number of Hotels Opened for Less than Six Months	Average Number of Rooms per Hotel	Typical Lease/Franchise Term
Franchised-and-managed hotels	2,728	2,360	368	81	15 -20 years
GreenTree Inns	1,856	1,732	124	85	15 -20 years
GreenTree Eastern	84	55	29	105	15 -20 years
Gme	9	—	9	92	15 -20 years
Gya	1	—	1	63	15 -20 years
VX	11	2	9	85	15 -20 years
GT Alliance	302	268	34	75	10 -20 years
Vatica	117	109	8	71	10 -20 years
Shell	348	194	154	40	5 years
Leased-and-operated hotels	29	29	—	123	15 -20 years
GreenTree Inns	25	25	—	121	15 -20 years
GreenTree Eastern	3	3	—	145	15 -20 years
Gme	—	—	—	—	15 -20 years
Gya	—	—	—	—	15 -20 years
VX	—	—	—	—	15 -20 years
Wumian	1	1	—	61	15 -20 years

Total	2,757	2,389	368	81

Franchised-and-managed hotels. As of December 31, 2018, we had 2,728 franchised-and-managed hotels, accounting for 98.9% of all of our hotels in operation. For our franchised-and-managed hotels, we license our relevant brand to property owners, lessors or existing hotel operators who become our franchisees, and we give the franchisees the right to use our brand name, logo, operating manuals and procedures. Hotels under the franchised-and-managed business model will be converted in accordance with our brand standard, including conforming the hotel property to the standard design and layout of the corresponding brand offering under our supervision, becoming integrated into our central reservation system and hotel management IT system, being staffed with well-trained general managers and other managerial personnel and being included in our consumable goods procurement system. This conversion progress ensures our ability to provide services of consistent quality to our hotel guests.

Our franchisees are responsible for the costs of developing and operating their hotels, including the costs of renovating the hotels to meet our standards. We believe that the franchised-and-managed model has enabled us to expand our geographical coverage and market share quickly and effectively with less capital and lower upfront investment. We leverage the local knowledge and relationships of our franchisees in order to achieve success, while dedicating resources to help them achieve good investment returns.

We aim to strengthen our leadership position and gain greater market share by attracting new franchisees while encouraging our existing franchisees to expand their hotel business under our brand and management.

Franchise Agreements and Cost Structure. Our franchise agreements typically carry terms of 15 to 20 years. Under our typical franchise agreements, the franchisee is required to pay an initial one-time franchise fee of RMB150,000 to RMB250,000, depending on the size of the property. A one-time system installation fee and a one-time project consultancy fee, and recurring monthly franchise management fees of 3% to 5% of total revenue, which primarily consist of on-going management and service fees based on a certain percentage of room revenues, as well as system maintenance, reservation fees to use our central reservation system and other support fees, including marketing fees to cover expenses associated with marketing and media advertising. The initial fee and on-going franchise management fee are intended to cover our operating expenses, such as expenses incurred for purposes of business development, quality assurance, administrative support and other franchise services and to provide us with operating profits. Pursuant to the typical franchise agreement we are entitled to terminate the franchise under a number of circumstances, including: franchisee insolvency or bankruptcy; falsification of revenue by the franchisee; and unapproved transfer of the property by the franchisee. We may also terminate a franchise agreement where the franchisee fails to cure any of the following conditions within 30 days: failure to make necessary repairs; failure to maintain required insurance; operation of the hotel in violation of applicable laws and regulations; and failure to pass periodic inspections made by us. Franchisees generally have the right to terminate the franchise agreement in the event of our default in performing our obligations under the franchise agreement.

The fee and cost structure of our franchised-and-managed business model afford us opportunities to improve operating results by increasing the number of franchised-and-managed hotel rooms, improving RevPAR performance and increasing the effective franchise management fee rates of our franchise agreements. As a hotel franchisor, we derive our revenue primarily from the various franchise fees described above.

Our revenue stream depends on the number of rooms in our franchise, revenues generated by our franchisees and effective franchise management fee rates under our franchise agreements. We enjoy significant operating leverage by using smart IT systems and effective organizational management structures, since the variable operating costs associated with our franchise growth have historically been less than incremental franchise management fees generated from new franchisees.

Leased-and-operated Hotels. As of December 31, 2018, we had 29 leased-and-operated hotels, accounting for 1.1% of all of our hotels then in operation. For all but two of our leased-and-operated hotels, we lease properties from property owners or lessors and we are responsible for all costs of construction, ongoing maintenance and repairs in connection with converting the property to conform to the standards of our brands and all hotel operating expenses. Rent is generally paid on a quarterly or semiannual basis. Our typical lease term ranges from 15 to 20 years with an initial three- to six-month rent-free period. Upon a lease’s expiry, we generally have the right to remove and dispose of any removable facilities, equipment and appliances, while leasehold improvements and fixtures will be kept by the real estate owner or lessor. Our leases typically contain a penalty for early termination that is equal to double the daily rent times the number of days remaining on the lease. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of the subject property, in which case we have a preemptive right to purchase the property on conditions and terms equivalent to those being offered by the lessor.

Pricing. We set the room rates of our hotels based on a number of factors, including local market conditions with reference to room rates set by our competitors, recent occupancy levels and seasonal occupancy fluctuations. As we primarily target individual business travelers and leisure travelers, the month in which the Chinese New Year falls generally accounts for a lower portion of our annual revenues than other months, due to generally lower occupancy rates. Our headquarters in Shanghai reviews and establishes standard room rates. When a hotel believes that the room rates need to be changed, an individual hotel will conduct a market study, and then send its proposed price change to our property sales department for approval, generally within 24 hours. We regularly review room rates at each of our hotels under both franchised-and-managed and leased-and-operated models and adjust rates based on occupancy levels, seasonality, and reports from our general managers. We also negotiate contract rates with corporate accounts whose employees regularly stay at our hotels.

Hotel Performance

The following table presents certain selected operating data as of and for the dates and periods indicated. Our revenues have been and will continue to be significantly affected by these operating measures which are widely used in the hospitality industry.

	As of December 31,
	2016	2017	2018
Total hotels in operation:
Franchised-and-managed hotels	1,932	2,263	2,728

GreenTree Inns	1,532	1,708	1,856
GreenTree Eastern	30	49	84
Gme	—	—	9
Gya	—	—	1
VX	—	—	11
GT Alliance	212	249	302
Vatica	78	104	117
Shell	80	153	348
Leased-and-operated hotels	32	26	29

GreenTree Inns	32	25	25
GreenTree Eastern	—	1	3
Gme	—	—	—
Gya	—	—	—
VX	—	—	—
Wumian	—	—	1
Total	1,964	2,289	2,757

Total rooms:
Franchised-and-managed hotels	164,207	187,505	217,795

GreenTree Inns	134,055	148,015	159,604
GreenTree Eastern	3,480	5,543	9,055
Gme	—	—	841
Gya	—	—	63
VX	—	—	969
GT Alliance	17,276	19,887	23,607
Vatica	5,967	7,704	8,674
Shell	3,429	6,356	14,982
Leased-and-operated hotels	4,031	3,302	3,734

GreenTree Inns	4,031	3,139	3,240
GreenTree Eastern	—	163	432
Gme	—	—	—
Gya	—	—	—
VX	—	—	—
Wumian	—	—	62

Total	168,238	190,807	221,529

	For the Year Ended December 31,
	2016	2017	2018
Occupancy rate (as a percentage)(1)
Franchised-and-managed hotels	80.9%	82.9%	82.3%

GreenTree Inns	82.1%	84.5%	84.0%
GreenTree Eastern	69.6%	71.2%	71.3%
Gme	—	—	49.6%
Gya	—	—	70.8%
VX	—	—	52.4%
GT Alliance	74.0%	74.8%	75.0%
Vatica	71.1%	77.1%	80.1%
Shell	68.1%	73.1%	76.1%
Leased-and-operated hotels	66.4%	70.3%	68.0%
GreenTree Inns	66.4%	71.3%	69.6%
GreenTree Eastern	—	43.7%	56.5%
Gme	—	—	—
Gya	—	—	—
VX	—	—	—
Wumian	—	—	79.0%
Total hotels in operation	80.4%	82.6%	82.1%
Average daily rate (in RMB)
Franchised-and-managed hotels	152	156	163
GreenTree Inns	152	156	163
GreenTree Eastern	202	210	220
Gme	—	—	172
Gya	—	—	368
VX	—	—	177
GT Alliance	156	159	167
Vatica	142	150	155
Shell	138	129	138
Leased-and-operated hotels	164	186	205
GreenTree Inns	164	181	196
GreenTree Eastern	—	396	277
Gme	—	—	—
Gya	—	—	—
VX	—	—	—
Wumian	—	—	245
Total hotels in operation	153	157	164
RevPAR (in RMB)
Franchised-and-managed hotels	123	129	134
GreenTree Inns	125	132	137
GreenTree Eastern	140	150	157
Gme	—	—	85
Gya	—	—	261
VX	—	—	93
GT Alliance	115	119	125
Vatica	101	116	124
Shell	94	94	105
Leased-and-operated hotels	109	131	139
GreenTree Inns	109	129	136
GreenTree Eastern	—	173	157
Gme	—	—	—
Gya	—	—	—
VX	—	—	—
Wumian	—	—	194
Total hotels in operation	123	130	135

(1)	Based on number of available rooms.

Our Brands

	Brands	Number of hotels in operation as of December 31, 2018	Number of hotels contracted for or under development as of December 31, 2018
Mid-to-up-scale	GreenTree Eastern	87	36
	Gme, Gya and VX	21	80

Mid-scale	GreenTree Inns	1,881	159
	GT Alliance	302	57
	Wumian	1	1

Economy	Vatica	117	15
	Shell	348	82

Total		2,757	430

We began the transition to our current business of operating and managing a multi-brand hotel group in 2004. Our main brand, GreenTree Inns, caters to the needs of value-conscious business travelers and leisure travelers. We also offer GT Alliance hotels that feature distinctive designs and furnishings from our GreenTree Inns brand. We launched our GreenTree Eastern brand as our first hotel offering designed to provide a level of service commensurate with four-star hotels for quality-conscious business travelers at mid- to up-scale price points. Our economy brands, Shell and Vatica, offer vibrant accommodations suited to young professionals and travelers. Beyond our mid-scale offerings under the GreenTree Inns and GT Alliance brands, we have expanded our brand portfolio in the mid-to-up-scale segment, with new Gme, Gya and VX brands launched in 2017; and in the mid-scale segment with the Wumian brand launched in 2018, which complement the diversity and style of our hospitality offerings.

GreenTree Eastern. Founded in 2012, our GreenTree Eastern brand of premium boutique hotels that are designed to provide a level of service commensurate with four-star hotels to quality-conscious business travelers at mid- to up-scale price points. GreenTree Eastern hotels are generally located in busy commercial centers and urban high-tech zones, and are priced between RMB300 and RMB600 per room night. These hotels feature more varied and customized room layouts, stylish working spaces and healthy dining as well as beauty and health spas.

Gme. Founded in 2017, our Gme brand of hotels are mid- to-up-scale business hotels that are designed to be a calm and unique heaven for business travelers. “Go with Me”, the Gme brand takes business travelers to a space with rich culture and graceful taste. Our Gme branded hotels are priced between RMB280 and RMB350 per room night.

Gya. Founded in 2017, our Gya brand of hotels are mid- to-up-scale smart, fashionable and trendy hotels that are designed to be a chic club that highlights individuality. A rendezvous with Gya hotels take travelers to a spiritual sanctuary in the busy world. Our Gya branded hotels are priced between RMB280 and RMB350 per room night.

VX. Founded in 2017, our VX brand of hotels are mid- to-up-scale leisure hotels that combine youthful trends with artistic interiors to allow each hotel to make a mark on the local culture scene. The colorful lobbies and artistic designs create a “Very Relaxing” space for travelers at our VX brand of hotels. Our VX branded hotels are priced between RMB280 and RMB350 per room night.

Wumian. Adopted from one of our franchisees in 2018, our Wumian branded hotel is a mid-scale hotel that provides comfortable, intimate, simple and stylish spaces to business travelers for “a deep sleep”. Our Wumian branded hotel is priced between RMB270 and RMB400 per room night.

GreenTree Inns. Founded in 2004 with our first hotel opened in Shanghai, GreenTree Inns is designed to provide a level of service commensurate with three-star hotels and value to business and leisure travelers at mid-scale price points. These hotels are typically located in areas close to major business and commercial districts, and are priced between RMB180 and RMB400 per room night. These hotels feature spacious lobbies and our uniform GreenTree Inns decorative style, and provide free high-speed Internet access, cable television, conference rooms, business centers and exercise facilities. Most of our GreenTree Inns hotels provide food and beverage through onsite full service restaurants.

GT Alliance. Founded in 2008, our GT Alliance brand offers unique hotels in desirable locations to deliver individualized experiences with distinctive decor and furnishings for our guests. GT Alliance hotels are typically designed to provide a level of service commensurate with three-star hotels, and are priced between RMB150 and RMB400 per room night. We provide GT Alliance branded hotels with our standard operating procedures and proprietary Property Management System to help ensure a uniform quality of services for our guests. Most of the GT Alliance hotels provide food and beverage through onsite full service restaurants.

Vatica. Founded in 2013, our Vatica brand of hotels offer oases of natural, environmentally conscious design elements in urban settings to provide vibrant experiences for white-collar professionals and allow them to retreat to nature while in the heart of the city. Vatica hotels are priced between RMB150 and RMB300 per room night. Vatica hotels promote green, environmentally-friendly and low-carbon lifestyles with neat accommodations. These hotels feature modern, well-appointed rooms and amenities with free 24-hour Internet access.

Shell. Founded in 2016, our Shell brand of hotels mixes fashionable designs and creative elements to host young professionals, travelers and college students while in major urban centers along their journey. Shell branded hotels are gaining popularity among youths in urban areas, and are priced between RMB99 and RMB260 per room night.

Membership Program

Our GreenTree Reward Membership Program is a key element of our marketing efforts. We invite our guests to participate in this customer loyalty program.

We have four tiers of membership — E-membership, regular membership, gold membership and platinum membership. Other than basic-tier E-membership, a one-time membership fee is charged to join one of our three premium tiers of regular, gold or platinum membership, for which we charge a fee of RMB30, RMB198 and RMB398, respectively. Each membership must be used at least once during the period of two years following its last use, or the membership will expire. We believe that this membership program helps us build loyalty to our brand among repeat guests and allows us to promote our brand in a cost-effective and targeted way.

Different tiers of membership offer different benefits. Members enjoy a range of different benefits, including discounts on room rates, priority in making hotel reservations, and they accumulate membership points for their paid stays. Membership points can be redeemed for membership upgrades, room night awards and other gifts and products. The estimated incremental costs to provide gifts, membership upgrades and room night awards are accrued and recorded as selling and marketing expenses in our consolidated statements of comprehensive income. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. We record estimated liabilities for points that are expected to be redeemed in the future, by estimating points that will be forfeited based on historical data.

We have accumulated a strong base of loyal hotel guests including over 1,270,000 corporate clients and approximately 29 million members as of December 31, 2018. Of these members, approximately 21 million had paid a one-time membership fee to join the program. In 2016, 2017 and 2018, our corporate clients and loyal members took approximately 72.9%, 73.0% and 72.5%, respectively, of room nights in our hotel network. In addition, approximately 66% of our members are between the ages of 20 and 40, which represents the youthful core of our loyal guest community that whose spending power is expected to grow in years to come. The following table shows the breakdown of our membership by age:

Age Group
Age 21 to 30	30%
Age 31 to 40	36%
Age 41 to 50	22%
Others	12%

Our paid membership program increases membership retention rate, enhances members’ loyalty and commitment to our services and encourages members to repeatedly use our central reservation system as well as other membership services, substantially keeping our low dependence on third party reservation channels. The extensive network of corporate accounts and individual members provides us a stable base of repeat guests, which is in turn an attractive marketing message to potential franchisees.

In March 2019, we launched a joint customer loyalty program together with Yibon, a hotel operator focusing on the economy hotel segment in China and one of our equity investees. By connecting our CRS and PMS systems with those of Yibon, Yibon’s customers are able to join our paid membership program and realize the same benefits as are enjoyed by our members.

Hotel Development

We have adopted a systematic process with respect to the planning and execution of new development projects for our franchised-and-managed and leased-and-operated hotels. When assessing potential franchising opportunities, we consider and evaluate additional factors such as the quality of the prospective franchisee and consistency with our standards. The franchise agreement must be based on our standard form and is processed through the same internal review procedure as our lease agreements.

Market and Hotel Selection Criteria. We seek franchised-and-managed or leased-and-operated properties that meet the following general market and specific hotel criteria:

General Market Criteria. We follow a return-driven approach in selecting hotel locations. We focus on cities that are approaching, or have already entered into, periods of significant economic growth. Such cities generally show growth in certain business segments as measured by employment opportunities, population growth rates, tourism and convention activities, air traffic volume, local commercial real estate occupancy, and retail sales volume. Cities that exhibit growth in these areas typically have strong demand for hotel facilities and services. Cities which we target include provincial capitals, national economic centers, special economic zones, urban tourist destinations and regional transportation hubs. As a result of our strategic focus on building a dense network of hotels in the most affluent region in China with high growth potential, 48.7% of our hotels were located in the Greater Yangtze River Delta region, while 12.3% of our hotels were located in Beijing/Tianjin/Hebei region as of December 31, 2018. Meanwhile, as China continues to develop its high-speed rail networks and more enterprises move from coastal cities to inland cities, we are placing greater emphasis on expanding our operations in Tier 2 and other cities. We select locations that will help us achieve a balanced rental rate and RevPAR, many of which are located in Tier 2 and other cities, thereby ensuring more attractive returns for our franchisees. We also follow this return-driven approach for select locations in Tier 1 cities.

Specific Hotel Criteria. We seek to invest in hotels that are conveniently located near entertainment, shopping, commercial, conference or tourist centers, universities, and mid-to-high-end residential areas. We also consider a hotel’s proximity to local businesses, such as restaurants, banks, convenience stores, supermarkets and malls. Transportation is another factor we consider, and we actively seek properties situated near major public transit, major thoroughfares or intersections and airports. We believe that having our hotels located near both business and leisure centers enables us to attract both weekday business travelers and weekend leisure travelers. We prefer certain building features including stand-alone structures having a gross floor area of between 3,000 and 8,000 square meters, elevators, standard water, electricity and telecommunications connections, and sufficient surrounding space to provide one parking space for every three to five hotel rooms. We seek to develop and operate economy to mid-scale hotels with 80 to 120 guest rooms, which include amenities such as a cafe, self-service laundry facilities, business center and conference rooms that are attractive to key demand segments such as individual business and leisure travelers. We balance location, demand, property pricing and rent to ensure low operating leverage ratio that enables attractive and sustainable returns to be achieved by the hotels.

For our leased-and-operated hotels, we require our development team and operations team to assess the potential financial return of every proposed new hotel. We typically only develop hotels that exhibit a potential for achieving our internal financial return objectives both in the near term and over the term of the lease agreement.

Hotel Development Team. Our hotel development team consisted of 197 members as of December 31, 2018, many of whom have over two years of experience in real estate development and construction. As of the same date, our hotel development team was led by 67 managers covering 61 regions, with each regional manager supervising ten to fifteen business development employees. Each regional manager has in-depth knowledge of the target markets in the specific region, and draws on local knowledge to supervise the identification, evaluation and selection of suitable hotel properties by our business development employees.

Franchised-and-Managed Hotel Development. For our franchised-and-managed hotels, we conduct research and evaluation both on the hotel properties and on the qualifications of the potential franchisees. The hotel property research criteria and procedures are the same for our franchised-and-managed model and our leased-and-operated model. When evaluating a prospective franchisee, we review the franchisee’s financial records, credit history, indebtedness and capitalization in order to ensure that the franchisee has sufficient resources to complete the property conversion and develop the hotel to a fully operational status. We provide franchisees with our detailed design and construction manual, we generally supervise the construction process and offer cost-savings suggestions. These measures assist franchisees in refurbishing, renovating or constructing their properties after they join our brands and helps them meet our brand specifications. Before construction is completed, we carry out a series of pre-opening activities, such inspecting the quality of the converted property, identifying and appointing the general manager and other members of the hotel management team, and training hotel staff in anticipation of the hotel’s opening. After a franchise agreement is executed, it typically takes between five and twelve months to open the subject hotel for business. Our business development team actively participates in local hotel association and industry conferences to expand our network, to become more familiar with local markets and explore cooperation opportunities with potential franchisees. We also attract potential franchisees through word-of-mouth referrals made by our existing franchisees, our marketing efforts, and the experience of guests satisfied with our quality service.

Leased-and-Operated Hotel Development. While we focus on operating hotels under our franchised-and-managed model, when we identify appropriate opportunities, we also directly operate selected hotels under our leased-and-operated model. Our development team follows a structured and systematic process to evaluate, select and renovate properties for our branded hotels. This process begins with a study of the suitability of a prospective new market, as applicable, in terms of economic conditions, demographics, transportation infrastructure, city planning and development, and the availability of existing hotel accommodations. After deciding to pursue opportunities in a particular city, our regional development team commences a search of attractive properties within that market, taking into consideration a variety of factors, including convenience of location and proximity to major business and leisure centers. In evaluating a potential site, our business development team conducts an interview with the property owner, gathers information about the property, conducts a site visit, takes pictures and prepares a preliminary report for the regional manager to assess the suitability of the location. If a site passes this initial review process, our engineering department then carefully reviews blueprints, the layout and design of the property, and prepares a conversion plan. Our legal department reviews any permits, authorizations, certificates, title documents, lease agreements, mortgages or other legal documentation, as applicable, and assesses any legal risk. Our operations department conducts further site visits to further assess the commercial viability of the location. Our business development team then presents a final report to the regional manager which includes a financial forecast and construction budget. If the final report is approved by the regional manager, our chief executive officer will review the report and make a final decision. If our chief executive officer decides to proceed, then we enter into a memorandum of understanding with the prospective property owner and proceed to negotiate the details of the final lease agreement, which also is subject to comments and approval by our engineering, legal and operations departments.

For example, during the first half of 2018, we purchased two properties in Xuzhou, China. These properties are strategically located near Xuzhou’s high-speed railway station, which is one of seven main hubs on the Beijing-Shanghai high-speed rail route.

Hotel Management

Our management team has accumulated significant experience with respect to the operation of economy and mid-scale hotels. Building on this experience, our management team has developed a robust operational platform for our domestic operations in China, implemented a rigorous budgeting process, and utilized our information systems to monitor the performance of our hotels. Our hotels are managed by general managers trained by us. General managers report to regional managers and are responsible primarily for the day-to-day operation of our hotels. The regional managers oversee the operation of each hotel in the relevant regions and they also regularly visit the hotels and supervise the marketing and promotion programs implemented by the general manager of the hotel. General managers are involved early on in the process of constructing or converting a new property through the opening of the new hotel. General managers, along with our quality inspection team, construction team and regional managers, are responsible for implementing GreenTree Inns standards for brand quality, handling personnel matters of hotel staff, maintaining proper financial reports and records, overseeing procurement of hotel supplies to be purchased locally, and implementing marketing and promotional programs. Each general manager serves as the primary contact point between our headquarters and every hotel, and works closely with our corporate level departments in managing the performance of the hotels for which the General Manager is responsible.

Key features of our hotel management include the following:

Budgeting and Monitoring. Our finance and accounting personnel work with each hotel’s general manager to prepare a detailed annual budget. Based on financial and operating data gathered by the Central Reservation System, or CRS, and Property Management System, or PMS, for each given hotel, we make projections as to expected revenue, hotel operating costs, expenditures on marketing, renovations or other property improvements. Our centralized monitoring function also tracks trends in operating or financial performance, in particular with respect to occupancy rates, average daily rates and RevPAR, and shares this information and analyses with the hotel’s general manager so that appropriate strategies may be formulated in response to the data.

Quality Assurance. The quality and consistency of our hotels and accommodations are the keys to maintaining the integrity and attractiveness of our brands. Our management plays a central role in assuring that the quality standards of our brands are implemented uniformly across our hotel network. Regional managers and the general managers are responsible for supervising various aspects of the operation of our hotels, including hotel maintenance and renovation, restaurant service, housekeeping and customer service, to help ensure that our rigorous quality standards are maintained. Our quality inspection department dispatches teams to conduct both scheduled and unannounced evaluations of each of our hotels, and notifies the hotel’s general manager of any repairs, maintenance work or upgrades that need to be conducted. Our quality inspection department also regularly reviews and updates our quality standards and oversees their implementation in each of our hotels.

Flexible and Cost-effective Procurement. We have a flexible procurement system that enables us to obtain the best pricing available for the quality of goods sourced for our hotels and to minimize operating expenses. We maintain a list of approved suppliers for goods used in our hotels which display any of our logos or brands. As a leading hotel network in China, we have significant leverage in price negotiations with our suppliers and enjoy cost savings by purchasing in bulk, which cost savings we pass on to franchisees directly. Franchisees are encouraged to negotiate favorable delivery prices directly with these suppliers. Franchisees are also encouraged to recommend quality suppliers to us that meet our stringent standards, including as to quality, price, delivery and maintenance services, and that can be approved by our central purchasing department. For other goods that do not display our logos or brands, franchisees can opt to use either one of our approved suppliers or other suppliers as long as they can meet our standards. We believe this approach helps distinguish our brands, defines the style of our hotels and ensures quality and consistent experience for our guests.

Franchisee Services. We provide dedicated support to our franchisees to assist them in addressing any issues that may require the expertise of our various departments. We coordinate with our construction, engineering, procurement, information technology and other departments to help answer questions or troubleshoot problems which a franchisee brings to us. Our franchisee services department provides an alternative channel, in addition to the hotel general manager, for our franchisees to seek assistance. We believe that this service underscores our commitment to our service-oriented culture and strengthens the relationships we have with our franchisees.

GreenTree Academy and E-Learning Program. Formed in 2006, GreenTree Academy is our internal hotel management school. Each of our general manager candidates is required to complete a three-month training program through the GreenTree Academy. The first stage of this training program is two months’ classroom study, and the second stage is one-month of on-site training conducted at one of our hotels. The two months’ classroom study features live lectures covering hotel operation and management skills. The one month on-site training provides our general manager candidates with an opportunity to apply all of the skills they have learned and to gain a better understanding of our GreenTree Inns standards our guest-focused and our service-oriented philosophy. Trainers and professors for our GreenTree Academy are invited from our own senior management team and outside professionals in the hospitality industry. In addition to cultivating our general manager candidates, our GreenTree Academy also is responsible for delivering training to our new hotel employees, which training comprises 40 days of combined class study and field practice. Our GreenTree Academy supervises and assists the general manager of each hotel to conduct weekly training for hotel employees at various levels. The GreenTree Academy coordinates to compile and disseminate training materials, monitors progress and assesses training results. We currently have 29 dedicated staff to organize and coordinate the training activities delivered by the GreenTree Academy. In addition, we also have an E-Learning Program in place through which all training materials are organized and uploaded to our internal website. Through our E-Learning Program, all valuable knowledge and experience is preserved and accumulated and can be broadly shared and conveniently referred to by our employees. In order to be granted a promotion, hotel employees either on our payroll or the payrolls of our franchisees need to complete certain GreenTree Academy and/or E-Learning Program modules and pass exams relevant to their desired job role.

Hotel Information and Operational Systems

Our proprietary information and operational systems, which compiles information from all of our hotels with our operational systems, is a key tool that allows us to track occupancy levels, average daily rate, RevPAR, net operating income and other important operational data and performance indicators for each of our hotels and operating divisions. These systems facilitate the storage, processing and analysis of large amounts of data, which we use to improve our cost-efficiency, to allocate managerial and marketing resources more effectively, to analyze the impact of our marketing and promotional campaigns and set prices levels to maximize RevPAR. By centralizing and organizing our operations and financial data, our information and operational systems enable us to respond promptly and effectively to business trends in specific hotels or localities. We believe that centralizing our information and operational systems and providing our franchisees with ongoing access to these systems and information also helps our franchisees to operate more profitably, enhancing our ability to retain existing franchisees and attract new franchisees.

Our principal hotel information and operational systems comprise the following:
Central Reservation System (CRS). Our central reservation system, or CRS, is our primary information collection and distribution platform which is operated by our team of IT specialists based in Shanghai. Our hotel rooms may be reserved through multiple channels including our reservation mobile applications and website, our 24-hour toll-free call center, WeChat, each hotel’s front desk, as well as third-party hotel reservation agents and OTAs such as Meituan, eLong, Qunar, Alitrip, Booking, Expedia and Agoda. A predominant proportion of our room night sales was generated from our strong direct sales channels comprising our website and mobile app. In 2016, 2017 and 2018, approximately 96% of the room nights in our hotel network was sold through our direct sales channels, while OTAs only contributed approximately 4% of our room nights.

Information about reservation at our hotels is gathered and processed by the CRS and connected and distributed back to each of the multiple reservation channels in real time. Through our CRS, we can monitor the availability of each hotel room. Detailed hotel room reservation information enables us to maximize the efficient use of our rooms. For example, even when a specific hotel’s rooms are fully booked, we can still allocate hotel rooms to guests based on their expected arrival and departure times in order to prepare for the arrival of our next guests in advance. We seek to increase and maximize utilization by renting our hotel rooms on a partial-day basis. In addition, our CRS is responsible for managing the information of our membership program. The CRS records and analyzes our members’ personal information, reward points, visit history and feedback. This information also is provided to each hotel and our management to improve service quality.

To maximize convenience and further enhance our customers’ satisfaction, we are committed to improving the functionality of our mobile app on an ongoing basis so that customers can make advance bookings for rooms based on their desired room style, conferences, check-in and check-out, as well as place orders for food and beverages. As of December 31, 2018, our mobile app was ranked second in terms of monthly user activity in the hotels category of “Intelligent Mobile Observatory,” a famous mobile big data query platform launched by TalkingData.

Property Management System (PMS). Each hotel is equipped with a PMS server that operates independently to gather and summarize operational and financial data for each hotel. The PMS is synchronized with the CRS to facilitate access to our members’ information and obtain room reservations from the CRS. The PMS enables us to monitor the operations of each hotel in our network and to regularly obtain fundamental business data for analysis by our management.

Management Information System (MIS). Our proprietary, internally-developed MIS collects and analyzes data regarding hotel room reservations, members’ information and feedback, and certain operational and financial data of our hotels, such as room rates and occupancy rates based on input from the CRS and PMS. Our MIS compiles information from our CRS and PMS to establish a database and extracts data based on the needs of our management. Our MIS enables us to generate useful insights and to conduct in-depth analyses of hotel operations on a daily basis for each general manager in our hotel network. These operational reports, in turn, enable our regional managers to monitor the performance of hotels in a given region, and nation-wide hotel data compilations, statistical reports and comparison analyses facilitate strategic and tactical decision-making by our management. In addition, our MIS helps our hotel management ascertain certain factors contributing to our operational statistics, helps provide advance warning of potential problems and aids with their correction. Hotel general managers and regional managers use data provided by the MIS to refine and improve hotel performance and respond to market changes at the local level in a timely manner. Our MIS also helps us evaluate the performance of each of our hotel general managers and regional managers.

Financial and Accounting System. Our financial and accounting system is used both by employees in our financial and accounting department at our headquarters and at the local hotel level. Our financial and accounting system manages our accounts receivable, accounts payable, expenses tracking, bookkeeping, taxation and other services both for our franchisees and us.

We vigilantly protect our information and operational systems. We use redundant power systems and Internet access to ensure that our guests can continually access our website, even in the event of a power outage at our main data center or a disruption in the connection between our PMS and our hotels. All of our servers are equipped with uninterrupted power supplies, and are supported by backup power generators as well as redundant file systems to help ensure the continuous availability of our data. We also regularly back up our data to minimize any potential impact of data loss due to system failure.

We have upgraded the infrastructure of our information and operational systems. These upgrades enable us to rapidly develop our business by increasing the number of hotels in our network. Our data center can support a large number of guests simultaneously accessing our mobile applications and website hotel reservations systems.

We also are improving the security of our IT systems, which includes developing the security of our office networks, our internal virtual private network and our guests’ access to our networks.

In addition, we have enabled greater accessibility to our internal systems by our employees through the addition of e-meetings as well as e-Human Resources, or e-HR, and e-Learning systems.

e-HR system. Our e-HR system enables comprehensive tracking of the organizational and personnel information of our company. Through this system our HR department is able to dynamically manage information about our employees and more efficiently administer standard programs as to wages, welfare benefits, work attendance, vacations and performance. Such data are securely stored on the system and allow our HR department to supervise the training and development of our personnel.

e-Learning system. Our e-Learning system offers modular, video-based programs to all employees of our company. This system enables personnel to acquire professional knowledge and complete courses in which they are interested at their own pace in order to develop skills and advance their careers. The content and materials for each course module are developed and produced by our GreenTree Academy team. Each course module is only 5-10 minutes in length for condensed, convenient learning. Additionally, the GreenTree Academy formulates learning plans for different job positions on a regular basis to help clarify and assist staff with planning their vocational development so they can enhance their existing skills.

e-Meeting system. Our e-meeting system supports routine management and training activities of our company by increasing efficiency of inter-departmental meetings and by facilitating remote working arrangements outside normal business hours. This system also enables the operations department to provide remote online management training to hotel managers, staff and franchisees on a weekly basis, helping to make our operations and management practices more efficient and consistent.

Sales and Marketing

Franchisees

We intend to continue expanding our hotel network primarily through our franchised-and-managed model. Our business development team utilizes our brand names and our national presence to engage with potential franchisees and to compete with other economy and mid-scale hotel networks. We aim to share our business philosophy with potential franchisees and emphasize the consistency of our services. We emphasize the benefits of affiliating with our brands, our commitment to improving hotel profitability, our proprietary operations system, our training and support program and our extensive network of corporate accounts and individual members. Our objective is to grow our franchise base by continuing to promote our brands. We also encourage franchisees to operate multiple hotels under our brand by offering volume discounts on franchise management fees to franchisees who open multiple hotels under our brand within a certain period of time. We do not, however, encourage franchisees to open too many hotels simultaneously to ensure that their existing hotel operations receive due attention and that our guests enjoy the consistent quality services they deserve. As of December 31, 2018, we had 307 franchisees who had opened two or more hotels under our brands. When we spot new hotel development opportunities, we offer these prime opportunities to existing franchisees, developers of hotels, owners of independent hotels and motels, and owners of hotels affiliated with other economy hotel chains on a priority basis. We believe that this practice will enhance trust between us and existing and potential franchisees and may effectively increase our ability to convert such development opportunities into hotels under our franchised-and-managed model.

Guests

Our guest sales and marketing efforts target individual business and leisure travelers. Despite our growing number of international guests, our guests are primarily PRC citizens. As of December 31, 2018, approximately 82.9% of our guests were intra-Asia travelers. Our marketing and advertising efforts also include outdoor advertisements such as billboards and signs, advertisements and materials at our hotels, promotional materials sent to our members, television, Internet and radio advertising, advertising on high-speed rail networks, print advertising in consumer media and at promotional events, special holiday promotions, co-marketing activities and participation in social networking activities. The focus of our marketing and advertising programs is to promote the core characteristics of our brands — comfort, quality, value and convenience. Our advertising campaigns encourage consumers to “just experience” our hotels and to contact us directly.

Our Investments

Yibon

In April 2017, we purchased 30% of the equity interest in Yibon Hotel Group Co., Ltd., or Yibon, together with a group of investors that are not related to us. Yibon is a hotel operator focusing on the economy hotel segment in China. As of December 31, 2018, Yibon had 519 hotels with 27,484 rooms and 61 hotels in the pipeline with 3,523 rooms planned. In 2018, Yibon recorded a net loss due to more leased-and-operated hotels under construction in the last year. Furthermore, subject to certain conditions, the co-investors in the Yibon investment will have a right to exchange their equity interest in Yibon into our shares in 2020. See “Share Capital — History of Securities Issuances — Outstanding Right Exchangeable with our Shares.”

Gingko

In January 2019, we invested approximately US$5.2 million to acquire 27,776,000 ordinary shares in the initial public offering of China Gingko Education Group Company Limited, or Gingko, on The Stock Exchange of Hong Kong Limited. In January 2019, we further invested US$2.5 million to acquire 13,560,000 additional ordinary shares in Gingko. Gingko is a pioneer in developing and providing higher education services for the hospitality industry in China. With nearly 10,000 students on campus, Gingko is currently ranked as China’s number one hospitality university by the “Gaosan Web Association,” an authoritative website with introductions to and rankings of universities in China. We believe this transaction will help cultivate, develop and enhance professional talents for our company, as well as for China’s hospitality industry generally.

Argyle

In January 2019, we entered into a share purchase agreement to become a major shareholder of Argyle Hotel Management Group (Australia) Pty Ltd., or Argyle. Argyle is an owner and operator of hotels, with a network of eight mid-scale and up-scale brands in China and Southeast Asia. This transaction is expected to be completed in the first half of 2019. We believe that Argyle’s brand portfolio and geographic coverage are highly complementary to our business and strategic expansion plans.

New Century

In March 2019, we entered into a subscription agreement as a cornerstone investor in the initial public offering of Zhejiang New Century Hotel Management Co., Ltd., or New Century, on The Stock Exchange of Hong Kong Limited. We invested approximately US$29.2 million to subscribe for shares representing 4.95% of New Century’s outstanding shares after completion the offering. New Century operates and manages mid-scale to up-scale hotel chains, with 150 hotels with over 34,000 hotel rooms in 22 provinces, municipalities and autonomous regions in China as of December 31, 2018.

Urban Hotel Group

In April 2019, we entered into an agreement to acquire a 70% equity stake in Urban Hotel Group. Urban Hotel Group is a leading franchised hotel operator in China. As of December 31, 2018, Urban Hotel Group was the sixth-largest economy to mid-scale hotel group in China, in terms of number of hotels according to a report from Shanghai Inntie Enterprise Management Consulting Co., Ltd. Urban Hotel Group has built a strong suite of brands with broad geographic coverage in China to deliver a variety of superior business and leisure services to guests at fair prices.

Employees

We had 2,020, 2,259 and 2,394 employees as of December 31, 2016, 2017 and 2018, respectively. None of our employees is represented by a labor union. As of December 31, 2018, of our 2,394 employees, 625 were leased-and-operated hotel-based staff, 983 were franchised-and-managed hotel-based staff, 197 were investment and development staff, 104 were regional manager/operations staff, 90 were quality control staff, 38 were central reservation center staff, 29 were GreenTree Academy training staff and 328 were working at our headquarters offices. We believe that our employees are our company’s greatest resource and that developing and retaining a team of capable and motivated staff is critical to our success. We aim to hire managerial employees who possess backgrounds and experience in the hospitality industry and other services industries having an emphasis on addressing customers’ needs. We also recruit top graduates from highly-ranked universities that offer courses of study in hotel management. We require our employees to have at least a two-year associate’s degree. We aim to recruit, train and retain the best talent through a disciplined recruiting and training process while offering competitive performance-linked and KPI-driven career advancement and development opportunities.

General Managers

To help ensure that our franchised-and-managed hotels provide high-quality service on a consistent basis, our general managers and certain other managerial employees of our franchised-and-managed hotels are trained and dispatched by us. Pursuant to the franchise-and-management agreements, the Group charges the franchisees fixed hotel manager fees to compensate the Group for the franchised-and-managed hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses as incurred. The hotel manager fee is recognized as revenue on a monthly basis. In addition to the standard compensation, our franchisees also are permitted to offer performance-based compensation to managers of their locations. Several factors are considered in evaluating our general managers such as financial performance of the hotel for which the general manager is responsible, guest satisfaction, employee satisfaction, results of the hotel’s periodic quality inspections and results of the general manager’s training programs and annual examinations.

Employees of Franchised-and-Managed Hotels

At our franchised-and-managed hotels, aside from our general managers, we do not employ hotel employees and we therefore are not responsible for compensating local employees, which functions are undertaken by the franchisee. However, to help ensure that our franchised-and-managed hotels provide high-quality service on a consistent basis, we have in place both mandatory and optional training programs designed for employees of our franchised-and-managed hotels. These training programs provide quality monitoring assistance and comprehensive training on various aspects of hotel operations. With our franchisees’ permission, we also offer promotions to hotel employees, opportunities to join our company and transition to other roles within our network, based on demonstrated job performance as well as satisfactory completion of mandatory training programs and passing examinations. We also encourage our franchisees to follow our employment practices since we believe that these practices will help employees of our franchised-and-managed hotels improve productivity, increase job satisfaction, and feel a similar sense of ownership loyalty to us and our brands.

Employees of Leased-and-Operated Hotels

As of December 31, 2018, we had 625 employees working for our leased-and-operated hotels. Two to three months in advance of a hotel’s opening, all of the hotel’s employees are required to complete formal training under the supervision of the hotel’s general manager and our human resources department. GreenTree Academy staff and our regional managers will conduct an inspection of the hotel’s quality after the conclusion of the training. For general managers, we have an additional three-month program to give them experience in each of our departments on a rotating basis to get further training. Some of these new hires will be selected and promoted to the position of duty manager, and outstanding trainees will quickly be promoted to the position of general manager. We have found this training program to be effective in initiating and motivating our new hires.

Competition

China’s hospitality industry is fragmented, highly competitive and ripe for consolidation, especially among branded hotel chains. We compete with other branded and stand-alone hotels for guests in each of the markets where we operate. Different brands in the hospitality industry compete primarily on the basis of room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, quality and range of services provided, guest amenities and membership benefits. We compete mainly with other economy and mid-scale Chinese as well as international branded hotel networks in China, such as Jinjiang, Home Inns, 7 Days Inn, Hanting, Super 8 and Ibis, as well as various regional and local hotel chains. As we develop new branded offerings, we expect to compete directly with other hotel operators in many of the mid- to up-scale, mid-scale and economy segments.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our technology platforms, services and products from those of our competitors. Our intellectual property contributes to our competitive advantage in the economy and mid-scale hotel segments of China’s hospitality industry. To protect our brand and other of our intellectual property rights, we rely on a combination of trademark, trade secret and copyright laws. We also impose confidentiality obligations on our employees, contractors and other persons who provide services to our company. As of December 31, 2018, we had a total of 218 trademarks, 27 software registration certificates, one copyright and 11 patents registered in China. The expiration dates of these trademarks fall between the years of 2019 and 2028, including “GreenTree Inn.” Once the ten-year term of our registered trademarks has expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. We have registered our domain names, including 998.com, greentree.cn, greentree.com.cn and others, with the Internet Corporation for Assigned Names and Numbers, or ICANN.

Our efforts to protect our intellectual property rights may not be adequate, and third parties may infringe on or misappropriate our rights. If others are able to copy and use our proprietary information and operational systems and other proprietary technology platforms of ours without spending time and resources to develop their own, we may not be able to maintain or improve our competitive position. Furthermore, the application and interpretation of laws governing intellectual property rights in China is uncertain and evolving and could involve substantial risks to us. If litigation is necessary to enforce our intellectual property rights, or to determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources which could harm our business and prospects. See “Risk Factors — Risks Related to Our Business — Any failure to protect our trademarks and other intellectual property rights could negatively impact our business.”

Insurance

We believe that our hotels are covered by adequate property, equipment liability and money insurance policies with coverage features and insured limits that we believe are customary for similar companies in China. We also require our franchisees to carry adequate property, equipment liability and money insurance policies. We carry property insurance that covers the assets that we own at our hotels. Although we require our franchisees to carry customary insurance policies, we cannot guarantee that they will adhere to this requirement and actually purchase such policies. If we were held liable for amounts and claims exceeding the limits of our insurance coverage, or outside the scope of such coverage, our business, financial condition and results of operations may be materially and adversely affected. See “Risk Factors — Risks Related to Our Business — We have limited insurance coverage.”

Facilities

Our headquarters are located in Shanghai, China, where we lease approximately 9,396 square meters of office space. As of December 31, 2018, we owned four hotel properties having an aggregate GFA of 10,389 square meters, and we leased the properties of our leased-and-operated hotels having an aggregate size of 181,084 square meters. For more detailed information about the locations of our hotels, see “— Our Hotel Network.”

Legal Proceedings

We have been subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time, including actions relating to among others property lease, franchise agreements with our franchisees, infringement of our brand, employment-related disputes, personal injury, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. Various disputes in connection with the properties we lease or with the franchise agreements may occur from time to time, which may cause our hotel operations to be affected or terminated in the worst-case scenario. As of December 31, 2018, we had 25 pending legal proceedings in connection with the franchised-and-managed hotels. We are the plaintiff in most of these cases. See “Risk Factors — Risks Related to Our Business — We are subject to risks related to litigation filed by or against us, and adverse litigation results may harm our business and financial condition.”

Except as otherwise disclosed in this annual report, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is, individually or in the aggregate, likely to have a material adverse effect on our business, financial condition or results of operations.

We have not set aside a reserve fund for litigation its which we are the defendant, because we believe that we are not likely to lose such litigation, or that if we were to lose such litigation, such loss would not have a material effect on our financial condition and results of operations.

Regulatory Matters

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

The hotel industry in China is subject to a number of laws and regulations, including laws and regulations relating specifically to hotel operation and management and commercial franchising, as well as those relating to environmental and consumer protection. As with other industries in China, regulations governing the hotel industry in China are still developing and evolving and might be amended, upgraded or re-enacted from time to time. As a result, when any prevailing regulations are amended or upgraded, the hotel industry may be required to meet new or stricter standards, criteria or requirements. This section summarizes the principal PRC regulations currently relevant to our business and operations.

Regulations on Foreign Ownership

The principal and most current regulation governing foreign ownership of hotel businesses in the PRC is the Special Management Measures (Negative List) for the Access of Foreign Investment (2018) issued by the National Development and Reform Commission and the PRC Ministry of Commerce, or the MOC, on June 28, 2018 and effective as of July 28, 2018. Pursuant to this regulation, there are no restrictions on foreign investment in hotel businesses in China aside from business licenses and other permits that every hotel must obtain.

In addition, under the Interim Provisions on the Investment of Foreign-invested Companies in China promulgated on July 25, 2000 and amended on October 28, 2015, any foreign invested enterprise that intends to invest within the territory of China shall abide by the state laws and regulations, and the investment by the foreign invested enterprises shall follow the Foreign Investment Industrial Guidance Catalog as updated from time to time by reference, according to which, foreign invested enterprises are not permitted to invest in fields where foreign investment is prohibited, such as Internet news information services, online publication services and etc.

Furthermore, under the Interim Administrative Measures for the Record-filing of the Incorporation and Change of Foreign-invested Enterprises (Revised in 2018) which were promulgated and became effective on July 30, 2017, if foreign-invested enterprises and their investors conduct investment and operation activities in restricted investment sectors listed in the special access administrative measures prescribed by the state without approval, the competent commerce departments shall order them to make corrections within a prescribed time limit, and impose a fine of less than RMB30,000. In the case of violation of other laws and regulations, the relevant departments shall investigate the corresponding legal liability. In addition, if foreign-invested enterprises and their investors conduct investment and operation activities in forbidden investment sectors listed in the special access administrative measures prescribed by the state, the competent commerce departments shall order them to make corrections within a prescribed time limit, and impose a fine of less than RMB30,000. In the case of violation of other laws and regulations, the relevant departments shall investigate the corresponding legal liability. For example, if any investment violates the Securities Law of the People’s Republic of China (Revised in 2014), the person undertaking such investment may be subject to investigations initiated by the China Securities Regulatory Commission or its local branches, and severe penalties or other administrative measures may also be imposed.

Regulations on Mergers and Acquisitions

The Interim Administrative Measures for Record-filing of the Incorporation and Change of Foreign-invested Enterprises (Revised in 2018) governs generally foreign investors’ mergers with and acquisitions of domestic Chinese non-foreign-invested enterprises, as well as foreign investors’ strategic investments in publicly-listed companies in China, subject to certain exceptions. More specifically, under the record-filing administration system, where a new foreign-invested enterprise is incorporated or a non-foreign invested enterprise changes its status and becomes a foreign-invested enterprise through an acquisition, merger or other means, such incorporation or change no longer requires pre-approval of MOC but should, prior to registration with the SAIC or within 30 days after the updated business license has been issued by the SAIC, be filed online on a foreign investment comprehensive administration information system operated by MOC. The abovementioned filing must be completed online together with the registration with SAIC and the relevant department of the State Administration for Market Regulation through the same system.

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, and in June 2004, the State Council promulgated the Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained, which was amended on August 25, 2016. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. The Law of the PRC on Penalties for the Violation of Public Security Administration was promulgated on October 26, 2012 and entered into force on January 1, 2013. Pursuant to the Measures for the Control of Security in the Hotel Industry, the Law of the PRC on Penalties for the Violation of Public Security Administration and relevant local regulations, operating a hotel business without having obtained a special industry license may subject the operator to warnings, detention of between 10 and 15 days as well as fines of RMB500 to RMB1,000. Operators of hotel businesses who failed to obtain the special industry license, or who obtained the special industry license but have violated applicable administrative regulations, may also be subject to orders to suspend or cease their operations, forfeit of illegal gains, and in serious circumstances, additional fines. See “Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the franchise business model, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

In April 1987, the State Council promulgated the Public Area Hygiene Administration Regulation and subsequently amended the same on February 6, 2016, and on March 10, 2011, the Ministry of Health promulgated the Implementing Measures for the Public Area Hygiene Administration Regulation and the National Health and Family Planning Commission amended this regulation on January 19, 2016 and on December 26, 2017. According to these regulations, a hotel must obtain a public area hygiene license before opening for business. Pursuant to these regulations, hotels failing to obtain a public area hygiene license or comply with other requirements set forth in such regulations may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines between RMB500 and RMB30,000; or (iii) orders to suspend operations for rectification, or to revoke the public hygiene license. See “Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the franchise business model, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

With the purpose of guaranteeing food safety and the safeguarding the health and life safety of the public, the Standing Committee of the National People’s Congress, or the SCNPC, enacted the PRC Law on Food Safety in February 2009 and amended the same on April 24, 2015, and on December 29, 2018. Also, the SCNPC adopted the Implementation Rules of the Food Safety Law which became effective on July 20, 2009 and amended on February 6, 2016. On March 4, 2010, the Ministry of Health promulgated the Administrative Measures on Food and Beverage Service Licensing and Administrative Measures on Food Safety Supervision in Food and Beverage Services. Both measures came into force on May 1, 2010. Pursuant to the above measures, providers of consumer food services are required to obtain a food catering service license, and are responsible for safety in food and beverage services. On July 30, 2009, the SAIC promulgated the Administrative Measures for the Food Circulation License which was subsequently repealed in 2015 to comply with the newly amended PRC Law on Food Safety. Under this measure, providers for food circulation service shall obtain a food circulation license. In August 2015, the China Food and Drug Administration, or the CFDA promulgated the Administrative Measures for Food Operation Licensing and subsequently amended the same on November 17, 2017. Also, the CFDA adopted the Announcement on Launching the Use of Food Business License which became effective on September 30, 2015. Under above measures, a food operation permit shall be obtained in accordance with the law to engage in food selling and catering services within the territory of the People’s Republic of China. The former food catering service or circulation license will be de-registered by the authority that has issued the license upon its expiration. However, a former food catering service or circulation license that does not expire will continue to be valid; if, during the validity period thereof, the food business operator applies for replacing it with food business license, the licensing authority shall make the replacement according to relevant provisions. Each of the restaurants run in our hotels is required to obtain a food business or catering service or circulation license in order to offer food services. Pursuant to the PRC Law on Food Safety, hotels failing to obtain a food service license (or formerly food hygiene license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000 or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB10,000. See “Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the franchise, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

The PRC legal framework governing fire prevention is set forth in the Fire Prevention Law which was adopted on April 29, 1998 and amended on October 28, 2008. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Public Security and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards. Before construction and decoration of a hotel, the construction entity shall submit the fire prevention design documents to the local fire prevention department of the public security authority for examination and approval. Upon completion, the construction entity must go through the fire prevention acceptance check with the relevant fire prevention department and no construction may be put into use before it is accepted by the relevant authorities. For each public assembly venue such as a hotel, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a safety check on fire prevention with the relevant fire prevention department under the public security authority at or above the county level where the venue is located, and such place could not be put into use and operation if it fails to pass the safety check on fire prevention or fails to conform to the safety requirements for fire prevention after such check. Pursuant to these regulations, hotels failing to obtain approval of fire prevention design plans or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000. Pursuant to the Administrative Regulations Concerning Supervision on the Fire Safety of Construction Projects and Regulations Concerning Supervision and Inspection on Fire Safety, both as amended on July 17, 2012 and effective on November 11, 2012, for each hotel with a construction area of no less than 10 thousand square meters, the construction entity or entity operating such hotel shall, prior to putting it in use and operating it for business, submit the fire prevention design documents to the fire prevention department of the public security authority for approval, go through acceptance check on fire prevention thereby and thereafter go through fire safety inspection on public assembly venues; for each hotel with a construction area of less than 10 thousand square meters, the construction entity or entity operating such hotel shall, prior to putting it in use and operating it for business, submit the documents in relation to the fire prevention design and acceptance check on fire prevention to the fire prevention department of the public security authority for filing purpose, and go through fire safety inspection on public assembly venues. Each hotel passing the fire safety inspection on public assembly venues will obtain a certificate for fire safety inspection on public assembly venues. See “Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the franchise, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

In January 2006, the State Council promulgated the Regulations for Administration of Entertainment Places and amended them on February 6, 2016. Under these regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations.

On October 18, 2010, the General Administration of Quality Supervision, Inspection and Quarantine and Standardization Administration approved and issued the Classification and Accreditation for Star-rated Tourist Hotels (GB/T14308-2010), which became effective on January 1, 2011. On November 19, 2010, the National Tourist Administration promulgated the Implementation Measures of Classification and Accreditation for Star-rated Tourist Hotels, which also became effective on January 1, 2011. Under these regulations, all hotels which have been in operation for over one year are eligible to apply for a star rating assessment. There are five ratings for tourist hotels from one star to five stars, which ratings are assessed based on facilities, management standards and quality of service. A star rating, once granted, is valid for three years.

On April 25, 2013, the Standing Committee of the National People’s Congress issued the Tourism Law of the People’s Republic of China, which became effective on October 1, 2013 and was most recently amended on October 26, 2018. According to this law, accommodation providers must fulfill the obligations under their agreements with customers. If the accommodation providers subcontract part of their services to any third party, or involve any third party in the provision of services to customers, the accommodation providers must assume joint and several liability with such third parties for any damage caused to their customers.

All of the foregoing regulations on hotel operation apply to our company both as the operator of our leased-and-operated hotels, and as the franchisor of our franchised-and-managed hotels.

Regulations on Leasing

Under the Law on Urban Real Estate Administration promulgated by the SCNPC, which took effect as of January 1995 with the latest amendment in August 2009, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. Pursuant to implementing rules stipulated by certain provinces or cities, such as Tianjin, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to warnings, rectifications and/or other penalties. See “Risk Factors — Risks Related to Our Business — Our lessors’ failure to comply with lease registration and other compliance requirements under PRC law may subject these lessors or us to fines or other penalties that may negatively affect our ability to operate our hotels.”

In March 1999, the National People’s Congress, the China legislature, passed the PRC Contract Law, of which Chapter 13 governs lease agreements. According to the PRC Contract Law, subject to consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the lease item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the lease item without the consent of the lessor. See “Risk Factors — Risks Related to Our Business — The legal rights of our franchisees and us to use certain leased properties could be challenged by property owners or other third parties, which could prevent our franchisees or us from operating the affected hotels or increase the costs associated with operating these hotels.”

On December 1, 2010, the Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures for Commodity Housing Tenancy, which took effect on February 1, 2011. Under this regulation, a property may not be leased in some circumstances, including if the designated use of the property is changed in violation of applicable regulations. This regulation further provides that the competent real estate departments of the people’s governments of the municipalities directly under the central government, cities and counties shall urge those who violate above provisions to make corrections within a specified time limit, and impose a fine below RMB5,000 on those who have not obtained illegal income. A fine between three and five times the amount of illegal income up to RMB30,000 may be imposed on those who have obtained illegal gains.

In March 16, 2007, the National People’s Congress passed the PRC Property Law, pursuant to which where a mortgagor leases the mortgaged property before the mortgage contract is concluded, the previously established leasing relation shall not be affected; and where a mortgagor leases the mortgaged property after the creation of the mortgage interest, the leasing interest will be subordinated to the registered mortgage interest. See “Risk Factors — Risks Related to Our Business — The legal rights of our franchisees and us to use certain leased properties could be challenged by property owners or other third parties, which could prevent our franchisees or us from operating the affected hotels or increase the costs associated with operating these hotels.”

Regulations on Usage of Land or Property

The regulations governing the land or property usage mainly include the Land Administration Law of the People’s Republic of China adopted by the Standing Committee of the National People’s Congress on June 25, 1986, and most recently amended on August 28, 2004, and the Regulations on the Implementation of the Land Administration Law of the People’s Republic of China promulgated according to the Order of the State Council No. 256 on December 27, 1998 and further revised in accordance with the Decision of the State Council on Revising Certain Administrative Regulations on July 29, 2014.

According to the above regulations, state-owned land, construction entities shall use such land, construction according to the stipulations of the land use right lease contract or according to the provisions of the approval documents relevant to the allocation of land use rights. The conversion of the land to land used for construction purposes shall receive the consent of the competent land administrative departments of relevant people’s governments and be submitted to the people’s governments that originally granted land use approval. When changing the purpose of land within urban planning areas, consent shall be obtained from the relevant urban planning administration departments before submission; without such approvals, the use of land specified in the relevant overall land utilization plan shall not be changed. Under these regulations, failure to comply with the approved usage may subject the owners of such properties and/or the tenants to fines or other penalties, including potentially being required to cease such non-compliant operations and being requested by the relevant land administrative authority to return the land.

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law on the Protection of the Rights and Interests of Consumers which has been amended on October 25, 2013, or the Consumer Protection Law. Under the Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

•	to ensure that commodities and services meet with certain safety requirements;
•	to disclose serious defects of a commodity or a service and to adopt preventive measures against damage occurrence;
•	to provide consumers with accurate information and to refrain from conducting false advertising;
•

not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means; and

•	not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

Business operators may be subject to civil liabilities for failing to fulfill the obligations discussed above. These liabilities include restoring the consumer’s reputation, eliminating the adverse effects suffered by the consumer, and offering an apology and compensation for any losses incurred. The following penalties may also be imposed upon business operators for the infraction of these obligations: issuance of a warning, confiscation of any illegal income, imposition of a fine, an order to cease business operation, revocation of its business license or imposition of criminal liabilities under circumstances that are specified in laws and statutory regulations.

On December 26, 2003, the PRC Supreme People’s Court published the Interpretation of Some Issues Concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury which took effect on May 1, 2004. On December 26, 2009, the PRC Standing Committee of the National People’s Congress promulgated the Tort Law of the People’s Republic of China which took effect on July 1, 2010. The above interpretation and law further increase the liabilities of business operators engaged in the operation of hotels, restaurants, or entertainment facilities and subject such operators to compensatory liabilities for failing to fulfill their statutory obligations to a reasonable extent or to guarantee the personal safety of others.

Regulations on Protection of Information on Networks

On December 28, 2012, the SCNPC issued Decision of the Standing Committee of the National People’s Congress on Strengthening Protection of Information on Networks, pursuant to which network service providers and other enterprises and institutions, when gathering and using electronic personal information of citizens as part of their business activities, must make such gathering and use publicly known, implement rules and adhere to the principles of legality, rationality and necessity, explicitly state the purposes, manner and scope for gathering and using information, obtain the consents of those about whom information is gathered, must not gather and use information in violation of relevant laws and regulations, and must adhere to any agreements they have with such persons. Network service providers, other enterprises and institutions and their personnel must keep such information strictly confidential and may not divulge, alter, damage or sell such information, or illegally provide it to others.

Regulations on Environmental Protection

On February 29, 2012, the SCNPC issued the amended Law on Promoting Clean Production, which regulates service enterprises such as restaurants, entertainment establishments and hotels and requires them to use technologies and equipment that conserve energy and water, serve other environmental protection purposes, and reduce or stop the use of consumer goods that waste resources or pollute the environment.

According to the Environmental Protection Law of the People’s Republic of China promulgated by the SCNPC on December 26, 1989 and amended on April 24, 2014 and the Environmental Impact Assessment Law of the People’s Republic of China promulgated by the SCNPC on October 28, 2002 and most recently amended on December 29, 2018, respectively, the Regulations Governing Environmental Protection in Construction Projects promulgated by the State Council on November 29, 1998 and amended on July 16, 2017, and the Regulations Governing Completion Acceptance of Environmental Protection in Construction Projects promulgated by the Ministry of Environmental Protection on December 27, 2001, hotels shall submit a Report on Environmental Impact Assessment and an Application Letter for Acceptance of Environmental Protection Facilities in Construction Projects to competent environmental protection authorities for approvals before commencing the operation. Pursuant to the Environmental Impact Assessment Law of the People’s Republic of China, any hotel failing to obtain the approval of an Environmental Impact Assessment may be ordered to cease construction and apply for the approval within a specified time limit. If the hotel still fails to obtain approval within the specified time limit, it may be subject to fines between RMB50,000 and RMB200,000, and the person directly responsible for the project may be subject to certain administrative penalties. Pursuant to the Regulations Governing Completion Acceptance of Environmental Protection in Construction Projects, any hotel failing to obtain an Acceptance of Environmental Protection Facilities in Construction Projects may be subject to fines and an order to obtain approval within a specified time limit.

The Water Pollution Prevention Law first became effective on November 1, 1984 and was most recently amended on June 27, 2017. The law applies to the prevention and control of pollution of rivers, lakes, canals, irrigation channels, reservoirs and other surface water bodies and groundwater within the PRC. According to the provisions of the Water Pollution Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts at or above county level shall take charge of the administration and supervision on the matters of prevention and control of water pollution.

The Water Pollution Prevention Law provides that environmental impact assessment should be conducted in accordance with the relevant laws and regulations for new construction projects and expansion or reconstruction projects and other facilities on water that directly or indirectly discharge pollutants to water bodies. Facilities for the prevention and control of water pollution at a construction project shall be designed, built and put into use along with the main structure of the construction project. The construction project shall only be used after facilities for the prevention and control of water pollution pass the inspection and acceptance by the Ministry of Environmental Protection and its competent local counterparts. Dismantling or putting off operation of such installations shall be subject to prior approval of the local counterpart of the Ministry of Environmental Protection at or above the county level.

The Administrative Rules regarding the Payment of the Pollutant Discharge Fee, which was promulgated by the State Council and took effect on July 1, 2003 provides that the enterprises should pay the charges for disposing pollutant according to the laws regarding atmospheric pollution, water pollution, solid waste pollution and radioactive contamination and according to enterprises’ actual situation of disposing pollutants. If enterprises fail to pay the charges for disposing pollutants according to the relevant regulations, the environmental protection department is entitled to order the enterprise to pay the charges within limited period of time, otherwise the enterprise will be fined from 200% to 300% of the charges or be ordered to suspend business for rectification. See “Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the franchise, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

Regulations on Commercial Franchising

Franchise operations are subject to the supervision and administration of the MOC, and its regional counterparts. Such activities are currently regulated by the Regulations for Administration of Commercial Franchising promulgated by the State Council on February 6, 2007, effective as of May 1, 2007. The Regulations for Administration of Commercial Franchising were supplemented by the new Administrative Measures for Archival Filing of Commercial Franchises which were issued by the MOC on December 12, 2011 and took effect on February 1, 2012 and the new Administrative Measures for Information Disclosure of Commercial Franchises which were issued by the MOC on February 23, 2012 and took effect on April 1, 2012.

Under the above applicable regulations, a franchisor must have certain prerequisites including a mature business model trademark, the capability to provide long-term business guidance and training services to franchisees and ownership of at least two directly-managed storefronts that have been in operation for at least one year within China. Franchisors engaged in franchising activities without satisfying the above requirements may be subject to penalties such as forfeit of illegal income and imposition of fines between RMB100,000 and RMB500,000 and may be bulletined by the MOC or its local counterparts. Franchise contracts shall include certain required provisions, such as terms, termination rights and payments.

A franchisor is required to file its business license, sample franchise agreement and other documents to the provincial commerce authority where it is registered for record within fifteen days following the execution of its first franchise agreement with a franchisee inside the PRC. If the franchisor conducts franchise business in two or more municipalities, provinces or autonomous regions, it is required to file with the Ministry of Commerce. Franchisors who comply with the provisions of the above applicable regulations shall, in accordance with the law, make filing through commercial franchise information management system established by the Ministry of Commerce. Moreover, the franchisor shall file information regarding the execution, withdrawal, renewal of and amendment to franchise agreements to the commerce authority for record before March 31 of each year.

Any changes in the recorded information of the franchisor should also be filed with the relevant commerce authority within thirty days following the occurrence of these changes. For a franchisor failing to file in accordance with these regulations, the relevant commerce authority may order it to comply within a designated time frame and impose a fine ranging from RMB10,000 to RMB50,000. If the franchisor fails to comply as ordered, the relevant commerce authority may impose another fine ranging from RMB50,000 to RMB100,000 and publicly announce the franchisor’s violation.

The term of a franchise contract shall be no less than three years unless otherwise agreed by franchisees. The franchisee is entitled to terminate the franchise contract in his sole discretion within a set period of time upon signing of the franchise contract.

Pursuant to the Administrative Measures for Information Disclosure of Commercial Franchises, 30 days prior to the execution of franchise contracts, franchisors are required to provide franchisees with copies of the franchise contracts, as well as written true and accurate basic information on matters including:

•	the name, domiciles, legal representative, registered capital, scope of business and basic information relating to its commercial franchising;
•	basic information relating to the registered trademark, logo, patent, know-how and business model;
•	the type, amount and method of payment of franchise fees (including payment of deposit and the conditions and method of refund of deposit);
•	the price and conditions for the franchisor to provide goods, service and equipment to the franchisee;
•	the detailed plan, provision and implementation plan of consistent quality services including operational guidance, technical support and business training provided to the franchisee;
•

detailed measures for guiding and supervising the operation of the franchisor, including certain of operational guidance, method of provision and implementation plan, including site selection, fitting out and decoration, store management, advertising promotions and product configuration; division of liabilities between the franchiser and the franchisee in respect of the handling of customer complaints and remediation thereof, etc.;

•	investment budget for all franchised hotels of the franchisee;
•	the current numbers, territory and operation evaluation of the franchisors within China;
•	a summary of accounting statements audited by an accounting firm and a summary of audit reports for the previous two years;
•	information on any lawsuit in which the franchisor has been involved in the previous five years;
•	basic information regarding whether the franchisor and its legal representative have any record of material violation; and
•	other information required to be disclosed by the MOC.

In the event of failure to disclose or misrepresentation, the franchisee may terminate the franchise contract and the franchisor may be fined up to RMB100,000. In addition, such noncompliance may be bulletined.

According to the 2008 Handbook of Market Access of Foreign Investment promulgated by the MOC in December 2008, if an existing foreign-invested company wishes to operate a franchise in China, it must apply to its original examination and approval authority to expand its business scope to include “engaging in commercial activities by way of franchise.”

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Trademark. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The National Intellectual Property Administration, or the Trademark Office, is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record.

Patent. Pursuant to the PRC Patent Law and its implementation rules, once a patent for an invention, utility model or design has been granted, unless otherwise provided by the Patent Law, no entity or individual may use the patent, patented product or patented process for production or business purposes without the authorization of the patent owner. Once a patent has been granted for a design, no entity or individual may manufacture, sell or import any product containing the patented design without the permission of the patent owner. If a patent is found to have been infringed, the infringer must, in accordance with relevant regulations, cease such infringement, take remedial action and pay damages.

Domain Name. Domain names are protected under the Administrative Measures on the China Internet Domain Names promulgated by the MIIT in 2004, which will be replaced by the Administrative Measures on the Internet Domain Names effective on November 1, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations on Internet Information Services

The Telecommunications Regulations of the People’s Republic of China (Revised in 2016) which took effect on February 6, 2016 and the Administrative Measures for Internet Information Services (Revised in 2011) which took effect on January 8, 2011 provide that anyone wishing to engage in the provision of commercial internet information services shall apply to the telecommunications administration authority of the province, autonomous region or municipality directly under the Central Government or the State Council’s department in charge of the information industry for an operating permit for value-added telecommunications services of internet information services.

If anyone operates telecommunications business without authorization or beyond its scope of business, the State Council’s department in charge of the information industry or the telecommunications administration authority of the province, autonomous region or municipality directly under the central government shall, ex officio, order rectification of the matter, confiscate the illegal income and impose a fine of up to five times the amount illegal income; if there is no illegal income or if the illegal income is less than RMB50,000, a fine of not less than RMB100,000 and not more than RMB1 million shall be imposed; if the case is serious, the perpetrator shall be ordered to suspend operations and undergo rectification.

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

On February 13, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

On March 30, 2015, the SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. Under Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. SAFE can adjust such proportion in due time based on the circumstances of international balance of payments. However, Circular 19 and another circular promulgated by SAFE in June 2016, SAFE Circular 16, continues to, prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries which would materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulations on Employee Stock Incentive Plans of Overseas Publicly-Listed Company

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, the State Administration of Foreign Exchange issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly listed company.

On February 25, 2012, the State Administration of Foreign Exchange promulgated the Circulars on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Equity Incentive Plans of Overseas-Listed Company, or the Stock Option Rules. Under this rule, PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, who participate in an equity incentive plan of an overseas publicly listed company are required to register, through our PRC Subsidiary, collectively entrust a domestic agency, or the “Domestic Agency”, to handle issues like foreign exchange registration, account establishment, funds transfer and remittance, and entrust an overseas institution, or the “Overseas Trustee” to handle issues like exercise of options, purchase and sale of corresponding stocks or equity and transfer of corresponding funds. A “Domestic Agency” shall be a domestic company participating in the equity incentive plan or a domestic institution which is qualified for asset custody business as chosen by us according to PRC law. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year and have been granted options will be subject to these regulations upon the completion of this offering. Failure by these individuals to complete their SAFE registrations may subject us and them to fines and other legal sanctions. See “Risk Factors — Risks Related to Doing Business in China — Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plan may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

The STA has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Further, a notice concerning the individual income tax on earnings from employee share options jointly issued by Ministry of Finance, or the MOF, and STA, on March 28, 2005, and its implementing rules, provide that domestic companies that implement employee share option programs shall (a) file the employee share option plans and other relevant documents to the local tax authorities having jurisdiction over them before implementing such employee share option plans; (b) file share option exercise notices and other relevant documents with the local tax authorities having jurisdiction over them before exercise by the employees of the share options, and clarify whether the shares issuable under the employee share options mentioned in the notice are the shares of publicly listed companies; and (c) withhold taxes from the PRC employees in connection with the PRC individual income tax.

Regulations on Share Capital

In October 2005, the SCNPC issued the amended Company Law of the People’s Republic of China, which became effective on January 1, 2006 and was most recently amended on October 26, 2018. In April 2006, the SAIC, the MOC, the General Administration of Customs and the SAFE jointly issued the Implementation Opinions on Several Issues regarding the Laws Applicable to the Administration of Approval and Registration of Foreign-invested Companies. Pursuant to the above regulations, shareholders of a foreign-invested company are obligated to make full and timely contribution to the registered capital of the foreign-invested company. The shareholders can make their capital contributions in cash or in kind, including in the forms of contributions of intellectual property rights or land use rights that can be valued and is transferable. Contribution to a foreign-invested company’s registered capital in cash must not be less than 30% of the total registered capital of the company. The shareholders may choose to make the contributions either in a lump sum or in installments. If the shareholders choose to make the contributions in installments, the first tranche of the contribution shall be no less than 15% of the total registered capital and shall be paid within three months of the establishment of the company and the remaining contribution shall be paid within two years of the establishment of the company.

Regulations on Dividend Distribution

The principal regulation governing distribution of dividends of foreign-invested enterprises is the Corporate Law, as most recently amended on October 26, 2018.

Under the Corporate Law, foreign-invested enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. Furthermore, foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations on Prepaid Cards

On August 18, 2016, the MOC promulgated Administrative Measures on Single-purpose Commercial Prepaid Cards (Trial Implementation). According to these administrative measures, corporate legal entities engaged in the retail, accommodation and catering, or  residential services industries issuing prepaid cards shall complete filling formalities within 30 days from the date on which they engage in the single-purpose card businesses. The administrative measures classify different types of issuers of single-purpose cards, including issuers of group cards, branded cards and issuers of cards on a large scale. Each company engaging in the single-purpose card business shall be classified as one of the foregoing types of prepaid card business in which they are engaged. In addition, these administrative measures also stipulate rules for the card purchase agreement, patterns of cards, limits of each registered and non-registered card, use of prepaid monies, a minimum ratio of balances of prepaid monies to the company’s main business income in the preceding accounting year, the company’s depositary system and the designated proportion of deposited funds or guarantee insurance amounts to the balance of prepaid monies in the previous quarter, prepaid money management system and polices and so on. Companies may be subject to administrative punishments, orders to correct any instances of non-compliance within a stipulated period, as well as a fine ranging from RMB 10,000 to RMB 30,000 for any violation of these administrative measures.

Regulations on Offshore Financing

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 1, 2015.

The Company has confirmed to us none of the holders or beneficiary owners of the Company are PRC residents. Nevertheless, we may not be aware of the identities of all of our beneficial owners.

Regulations on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely the MOC, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the China Securities Regulatory Commission, or the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, as amended on June 22, 2009, purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking the CSRC approval of their overseas listings.

On December 14, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and the approval process takes several months to complete.

Regulations Relating to Employment

The PRC National People’s Congress promulgated the Labor Contract Law which became effective on January 1, 2008 and was amended on December 28, 2012, and the State Council promulgated implementing rules for the labor contract law on September 18, 2008. The labor contract law and the implementing rules impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts. Also, under the labor contract law an employer is not permitted to establish staffing companies to place workers with themselves or their subsidiaries, and no enterprises is permitted to provide work placement business without obtaining a work placement license, for an enterprise that acts in violation of such provisions, the labor administrative department shall order it to stop the illegal act, confiscate all illegal gains, if there is no illegal gain, a fine of not more than RMB50,000 shall be imposed.

On October 28, 2010, the National People’s Congress of China promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan, a housing provident fund, and a handicapped employment security fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. In addition, the PRC Individual Income Tax Law requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

Regulations Relating to Tax

Income Tax and Withholding Tax

The EIT Law applies a uniform 25% enterprise income tax rate to PRC resident enterprises, including both foreign-invested enterprises and domestic enterprises. The EIT Law imposes an enterprise income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “nonresident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax rate. Holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate if the holding companies are the beneficial owners of the dividends. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered a “non-resident enterprise” under the EIT Law.

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body”. STA issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. According to STA Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (a) the primary location of the day-to- day operational management is in China; (b) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (d) 50% or more of voting board members or senior executives habitually reside in China. In addition, the STA issued the Administrative Measures on Income Taxes of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial Implementation), or Tax Trial Measures, on July 27, 2011, and effective on September 1, 2011 and amended in 2015, providing more guidance on the implementation of Circular 82. Both Circular 82 and the Tax Trial Measures apply only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and are not applicable to our case. But determining criteria set forth in Circular 82 and the Tax Trial Measures may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

The STA issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or STA Public Notice 7, on February 3, 2015, which replaced or supplemented certain previous rules under the Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises, or STA Circular 698.

Under STA Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to STA Public Notice 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of STA Public Notice 7. If STA Public Notice 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with STA Public Notice 7 or to establish that the relevant transactions should not be taxed under STA Public Notice 7. See “Risk Factors — Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs may be subject to PRC withholding tax on dividends on, and gains realized on their transfer of, our ADSs.”

Under the EIT Law, enterprises qualified as “High New Technology Enterprises,” or HNTEs, enjoy a preferential income tax rate of 15%, rather than the uniform income tax rate of 25% which otherwise would apply. Shanghai Evergreen Technology Co., Ltd. has qualified as an HNTE for the period of 2017 until now under the EIT Law, and has been subject to the preferential income tax rate of 15% during such period.

On October 17, 2017, the STA issued a Public Notice of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or STA Public Notice 37. This STA Public Notice 37 has entered into force as of December 1, 2017, according to which, STA Circular 698 has been abolished from December 1, 2017.

Under the STA Public Notice 37 and other applicable PRC laws, the withholding agent (for example, payers of PRC-sourced income to non-PRC residents) is obligated to withhold PRC income taxes from the payment. The withholding agent shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. The withholding agent shall establish account books for all tax it has withheld and remitted on a commission basis and archive relevant contractual documents, so as to record the exact information about the enterprise income withheld and remitted for the non-resident enterprise.

Although the withholding agents have the obligation to withhold relevant PRC taxes, in the event of a failure to withhold, the non-PRC residents are still required to pay such taxes on their own. Failure to comply with the tax payment obligations by the non-PRC residents will result in penalties, including full payment of taxes owed, fines and default interest on those taxes.

PRC Value-Added Tax

On March 23, 2016, the Ministry of Finance of China and the State Administration of Taxation of China jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, which became effective on May 1, 2016. Subsequent to the effectiveness of Circular 36, most of our PRC subsidiaries’ business will be subject to value-added tax, or VAT, at a rate of 6% and they would be permitted to offset input VAT by providing valid VAT invoices received from vendors against their VAT liability.

According to Circular 36, the entities and individuals providing the services within the PRC shall be subject to VAT. The services are treated as being provided within the PRC where either the service provider or the service recipient is located in the PRC. The services subject to VAT include the provision of financial services such as transferring financial instruments. Based on the definition of “financial instruments” under Circular 36, the ADSs and/ shares are likely to be treated as financial instruments. As such, where a holder of the ADSs and/ shares who is an entity or individual located outside of the PRC re-sells the ADSs and/ shares to an entity or individual located outside of the PRC and derives any gain, since neither the service provider nor the service recipient is located in the PRC, theoretically Circular 36 does not apply and the buyer does not have the obligation to withhold the VAT or the local levies. However, there is uncertainty as to the applicability of VAT if either the seller or buyer of ADSs and/ shares is located within the PRC.

C.	Organizational Structure

The following diagram illustrates our corporate structure and the place of organization and ownership interest of each of our subsidiaries as of the date of this annual report. It omits certain entities that are immaterial to our results of operations, business and financial condition. Unless otherwise indicated, equity interests depicted in this diagram are held as to 100%.

Note:

(1)

GTI holds 56,589,300 Class A ordinary shares and 34,762,909 Class B ordinary shares in our company. GTI is entitled to cast 160,878,027 votes. Class A ordinary shares are entitled to one (1) vote per share and Class B ordinary shares are entitled to three (3) votes per share in respect of matters requiring the votes of shareholders of our company if such Class B ordinary share is owned by GTI, Mr. Alex S. Xu, our founder, chairman and chief executive officer, Mr. Alex S. Xu’s family trusts or his or the family trust’s designated transferees. Our Class A and Class B ordinary shares have the same rights to dividend and other distributions.

Subsidiaries of GreenTree Hospitality Group Ltd.

An exhibit containing a list of our significant subsidiaries has been filed with this annual report.

D.	Property, Plants and Equipment

Please refer to “B. Business Overview—Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Unless otherwise stated, the discussion and analysis of our financial condition and results of operation in this section apply to our financial information as prepared according to U.S. GAAP. You should read the following discussion and analysis of our financial condition and operating results in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. The following discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors.”

Factors Affecting Our Results of Operations

While our business is affected by factors relating to general economic conditions and the hospitality industry in China, we believe that our results of operations are also affected by company specific factors, including, among others:

•

The total number of hotels and hotel rooms in our hotel network. Our revenues are affected to a significant extent by the number of hotels and hotel rooms we have in operation. We generate substantially all of our revenues from room nights sold at our leased-and-operated hotels and the franchise management fees we charge to each of our franchised-and-managed hotels. Furthermore, we believe expanding geographic coverage of our hotel network through increasing the number of hotels will enhance our brand recognition. Our ability to expand our hotel network depends on whether we can provide consistent quality services to our guests and franchisees and whether we can enhance our brand recognition in the market and win the competition for suitable property sites and quality franchisee candidates.

•

The proportion of mature hotels in our hotel portfolio. We define mature hotels as those that have been in operation for more than six months. It typically takes six months for our newly opened franchised-and-managed hotels to ramp up before such hotels can generate normal and stable franchise management fees and for our new leased-and-operated hotels’ income to exceed the hotel operating costs which are generally fixed in nature.

The operation of each leased-and-operated hotel goes through three stages: development, ramp up and mature operations. During the ramp up stage, when the occupancy rate is relatively low, revenues generated by these new leased-and-operated hotels may be insufficient to cover their operating costs. The lower franchise management fees generated by our franchised-and-operated hotels during the ramp up stage and the pre-opening expenses incurred during the development stage and the lower profitability during the ramp-up stage for our leased-and-operated hotels may have a significant negative impact on our financial performance. The table below illustrates the net increases our hotels during 2016, 2017 and 2018.

	Year Ended December 31,
	2016	2017	2018
Hotels opened	401	425	554
Hotels closed	(88)	(100)	(86)

Net increase in total hotels	313	325	468

We track the performance of our hotels by comparing hotel revenue of our hotels during ramp up stage and mature hotels, calculated on a monthly rolling basis, taking into account the total number of hotels during ramp up stage and mature hotels in any particular period of time.

The table below illustrates the comparison of performance between mature hotels and hotels during ramp up stage.

	Year Ended December 31,
	2016	2017	2018
Mature franchised-and-managed hotels(1)	1,639	1,983	2,360
RevPAR (in RMB)	123	129	134
Franchised-and-managed hotels during ramp up stage	293	280	368
RevPAR (in RMB)	86	87	88

(1)	As of end of the period.

	Year Ended December 31,
	2016	2017	2018
Mature leased-and-operated hotels(1)	32	26	29
RevPAR (in RMB)	109	131	139
Revenue (in RMB thousands)	183,773	189,134	213,172

(1)	As of end of the period.
•

The fixed nature of our hotel operating costs. For our leased-and-operated hotels, a significant portion of our operating costs and expenses, including rental and base salary, is generally fixed. As a result, an increase in our revenues achieved through higher RevPAR will generally result in higher profitability, whereas a decrease in our revenues could result in a disproportionately large decrease in our earnings.

•

Seasonality and special events. The hospitality industry is subject to fluctuations in revenues due to seasonality. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than the other quarters of the year. In addition, certain special events, such as large-scale exhibition, concerts or sports events, may increase the demand for our hotels significantly as such special events may attract travelers into and within the regions in China where we operate hotels.

Critical Accounting Policies

We prepare financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We evaluate these judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition

We recognize revenues when all of the following have occurred: persuasive evidence of arrangement with the customer, services have been performed, fees are fixed or determinable and collectability of the fees is reasonably assured, as prescribed by ASC 605-10, Revenue Recognition, Overall.

Our revenues from leased-and-operated hotels are primarily derived from hotel operations, including the rental of rooms and food and beverage sales from those hotels administrated under our brand names. Revenue is recognized when rooms are occupied and food and beverages are sold. Sublease rental revenue are derived from the subleasing of partial space of leased-and-operated hotels and is recorded in leased-and-operated hotel revenue in the consolidated statements of comprehensive income on a straight-line basis over the contractual lease term.

Our revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time non-refundable franchise fee, and (ii) continuing franchise fees, which mainly consist of on-going management and service fees based on a certain percentage of the room revenues of the franchised-and-managed hotels and central reservation system, or CRS, usage fee based on a fixed rate per transaction. The one-time franchise fee is recognized when we have fulfilled all our commitments and obligations, including the assistance to the franchisees in property design, leasehold improvement, construction project management, systems installation, personnel recruiting and training, which is generally when the franchised-and-managed hotel opens for business. Continuing franchise fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. The CRS usage fees are recognized when the services are provided.

In addition, we designate hotel managers to certain hotels and account for hotel manager fees related to the hotels under the franchise program as revenues. Pursuant to the franchise and management agreements, we charge the franchisees fixed hotel manager fees to compensate us for the franchised-and-managed hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses as incurred. The hotel manager fee is recognized as revenue on a monthly basis and is included in franchised-and-managed hotel revenue in our consolidated statements of comprehensive income.

We invite our customers to participate in a membership program. We have four tiers of membership — e-membership, regular membership, gold membership and platinum membership. A one-time membership fee is charged for new members except for the e-membership. The membership automatically expires after two years in the event of non-usage. The membership is automatically renewed if used at least once within a two-year period. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night rewards and other gifts within two years after the points are earned.

One time fees from the sale of membership cards under our paid membership program are recognized on a straight-line basis over the expected membership term, which is three to five years depending on membership level, based on our historical membership data. We will continue to monitor membership activity patterns and will re-assess estimated lives of memberships at each reporting period.

Impairment of long lived assets

We evaluate our long lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, we will recognize an impairment loss based on the fair value of the assets. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long lived assets. We recognized impairment charges of nil, nil and RMB5.0 million (US$0.7 million) for long lived assets for the years ended December 31, 2016, 2017 and 2018 respectively.

Investments

Our investments mainly consist of cost method and equity method investments as well as held-to-maturity investments and trading securities.

Entities where we own less than 20% of the voting securities and does not have the ability to exercise significant influence over operating and financial policies are accounted as cost-method investment. Whereas entities where we have significant influence but does not own a majority equity interest or otherwise control are accounted as equity-method investments in accordance to ASC 323-10, Investments — Equity Method and Joint Ventures: Overall. Share of earnings or losses of such investees are recorded in earnings. We record impairment losses on these investments when the impairment is deemed other-than-temporary.

The securities that we have the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost, whereas the securities that we buy and hold principally for the purpose of selling them in the near term are classified as trading securities with unrealized holding gains and losses for trading securities are included in earnings.

Income taxes

We account for income taxes using the liability method, where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some or all of the deferred tax assets will not be realized.

We recognize the benefit of a tax position if the tax position is more likely than not to prevail based on the technical merits of the tax position. Tax positions that meet the “more likely than not” threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. We re-assessed our liability for unrecognized tax benefits that may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. We account for interest and penalties related to an uncertain tax position as a component of income taxes.

Share-based compensation

Share based awards granted to employees are accounted for under ASC 718, “Compensation—Stock Compensation”, which requires that such share-based awards granted to employees be measured based on the grant date fair value and recognized as compensation expense a) immediately at grant date if no vesting conditions are required; or b) using accelerated method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

Fair Value of Our Ordinary Shares

Prior to the completion of our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We engaged an independent third party valuation firm to assist us in the determination of the estimated fair value of options granted for purposes of assessing the share-based compensation in connection with employee share options granted. The table below sets forth our estimates of the fair value of our ordinary shares:

Date	Fair Value per Ordinary Share (US$)	DLOM(1)	Discount Rate
January 15, 2018	14.00	5%	12%

(1)	“DLOM” refers to discount for lack of marketability.

The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

We considered three generally accepted approaches to value our ordinary shares: the market approach, cost approach and income approach. We adopted the income approach as our primary approach and used the market approach as a crosscheck. We did not rely on the cost approach because it does not directly include information about the economic benefits contributed by our assets, business or business interests.

The income approach is based on the assumption that value emanates from expectations of future income and cash flows. The income approach seeks to convert future economic benefits into a present value, and involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenue and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares. However, the fair value analyses are inherently uncertain and highly subjective and are based on assumptions, including no material changes in the existing political, legal and economic conditions in the markets which we operate; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts.

Under the income approach, we applied the discounted cash flow method. We used the concept of “free cash flow to firm,” or FCFF, being the cash flows left over after covering capital expenditure and working capital needs, to assess the overall enterprise value of our operating companies. Present value of our FCFF is a measure of enterprise value and a 100% equity interest is subsequently derived by taking the enterprise value, subtracting existing debt and adding cash and cash equivalents. Enterprise value is estimated based on the estimated present value of future net cash flows that the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value.

The estimated present value is calculated using a discount rate based on the weighted average cost of capital, or WACC, which accounts for the time value of money and the appropriate degree of risks inherent in the business. Our calculation of WACC was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors. We assumed a WACC of 12% as of the grant date.

We applied a discount for lack of marketability, or DLOM, to reflect the fact that there is no ready public market for our shares as we are a closely held private company.

The assumptions used in the above methodology are inherently uncertain. Different assumptions and judgments would affect our calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation expenses would also vary accordingly.

The market approach uses the guideline company method, which considers valuation metrics based on trading multiples of a selected industry peer group of companies.

Litigation and contingencies

From time to time are, and in the future, we may be, parties to or targets of lawsuits, claims, investigations, and proceedings, including but not limited to non-compliance respect to licenses and permits, franchise agreements and lease contracts, which are handled and defended in the ordinary course of business. We may be unable to estimate the reasonably possible loss or a range of reasonably possible losses until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, or the progress of settlement negotiations. We accrue a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When we are not able to reasonably estimate a single amount within a range, we accrue the minimum amount. We expense legal costs, including those expected to be incurred in connection with a loss contingency, as incurred.

Business combinations

We account for all business combinations under the purchase method in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. Our goodwill at December 31, 2017 and 2018 was related to its acquisition of subsidiaries and business. We follow ASC subtopic 350-20, Intangibles-Goodwill and Other: Goodwill. Goodwill and business acquired in a business combination are not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

In accordance to ASC 350-20, we have assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. We have determined that it has one reporting unit, which is also its only reportable segment.

We have the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Testing Goodwill for Impairment. If we believe, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In 2017 and 2018, we performed a qualitative assessment for the reporting unit. Based on the requirements of ASC 350-20, we evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was not necessary as of December 31, 2017 and 2018.

Key Performance Indicators

We utilize a set of non-financial and financial key performance indicators which our senior management reviews frequently. The review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to react promptly to changing customer demands and market conditions.

Our non-financial key performance indicators consist of increase in the total number of hotels and hotel rooms in our hotel network, as well as RevPAR achieved by our leased-and-operated hotels and franchised-and-managed hotels. RevPAR is a commonly used operating measure in the hospitality industry and is defined as the product of average occupancy rates and average daily rates achieved. Occupancy rates of our hotels mainly depend on the locations of our hotels, product and service offering, the effectiveness of our sales and brand promotion efforts, our ability to effectively manage hotel reservations, the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressure. We set the room rates of our hotels primarily based on the location of hotels, room rates charged by our competitors within the same locality, and our relative brand and product strength in the city or city cluster.

Our financial key performance indicators consist of revenues, operating costs and expenses, which are discussed in greater detail in the following paragraphs. In addition, we use Adjusted EBITDA, a non-GAAP financial measure, as a key financial performance indicator to assess our results of operations before the impact of investing and financing transactions and income taxes. We believe that Adjusted EBITDA is widely used by other companies in the hospitality industry and may be used by investors as a measure of our financial performance. See “— Results of Operations” for a reconciliation of Adjusted EBITDA to net income.

Revenues

We primarily derive our revenues from operation of our leased-and-operated hotels and various types of fees we charge our franchisees in relation to our franchised-and-managed hotels. We also generate revenue from the one-time membership fees charged to our hotel guests. Our revenues are net of a value-added tax of 6% and other related taxes. The following table sets forth our revenues generated by our franchised-and-managed hotels and leased-and-operated hotels, both in absolute amount and as a percentage of total revenues for the year indicated.

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenues:
Leased-and-operated hotels	189,285	29.2	193,542	24.9	213,172	31,004	22.6
Franchised-and-managed hotels	458,504	70.8	584,589	75.1	731,834	106,441	77.4

Total revenues	647,789	100.0	778,131	100.0	945,006	137,445	100.0

•

Franchised-and-managed Hotels. In 2016, 2017 and 2018, we generated revenues of RMB458.5 million, RMB584.6 million and RMB731.8 million (US$106.4 million) from our franchised-and-managed hotels, which accounted for 70.8%, 75.1% and 77.4% of our revenues for the respective years, which revenues include revenues from membership fees of franchised-and-managed hotels. Going forward, we expect the number of our franchised-and-managed hotels as a percentage of the total number of hotels in our network to further increase.

We select franchisees who are property owners, existing hotel operators or hotel investors. We train and manage general managers for our franchised-and-managed hotels and impose the same standards on all franchised-and-managed hotels to ensure product quality and consistency across our hotel network. Pursuant to the franchise-and-management agreements, we charge the franchisees fixed hotel manager fees to compensate us for the franchised-and-managed hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses as incurred. The hotel manager fee is recognized as revenue on a monthly basis. Management services we provide to our franchisees generally include appointing and training hotel managers, obtaining access to and integrating into our central reservation system and our proprietary IT system, providing sales and marketing support, conducting quality assurance inspections, and providing other operational support and information. Our franchisees are responsible for operating expenses and the costs of developing and operating the hotels, including renovating the hotels according to our standards. We believe that our franchised-and-managed model has enabled us to quickly and effectively expand our geographical coverage and increase our market share in an asset-light manner by utilizing the local knowledge and relationships of our franchisees and the properties that they may own or have access to which are suitable for future hotel business cooperation with us.

Our revenues from franchised-and-managed hotels are primarily affected by the number of hotels and the revenues generated by the franchised-and-managed hotels. Our franchise agreements typically run for an initial term of 15 to 20 years. We collect franchise management fees from our franchisees and do not bear loss, if any, incurred by our franchisees. Our franchisees are generally required to pay us an initial franchise fee ranging between RMB150,000 and RMB250,000, depending on the number of rooms in the hotel. They are also responsible for all costs and expenses related to hotel construction and renovation. In addition, our franchise agreements typically provide for a monthly franchise management fee of 3% to 5% of the total revenues generated by each franchised-and-managed hotel. In general, we charge franchisees who open multiple hotels under our franchised-and-managed model a lower fee to reward their loyalty. On average, we charged our franchisees a monthly franchise management fee of 4.3%, 4.4% and 4.4% of the total revenues generated by each franchised-and-managed hotel in 2016, 2017 and 2018. We also collect from franchisees a reservation fee on a per room night basis for using our central reservation system, an annual IT system maintenance fee and a part of the membership registration fee to service customers who join our membership program at franchised-and-managed hotels. A number of these hotel general managers are our direct employees and the franchisees will reimburse us the general managers’ salary which is recognized as part of our revenues.

The table below sets forth the revenues from initial franchise fee and recurring franchise management fee and others, both in absolute amount and as a percentage of our revenues generated from franchised-and-managed hotels for the years indicated:

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Initial franchise fee	48,517	10.6	56,176	9.6	66,407	9,659	9.1
Recurring franchise management fee and others	409,987	89.4	528,413	90.4	665,427	96,782	90.9

Revenues from franchised-and-managed hotels	458,504	100.0	584,589	100.0	731,834	106,441	100.0

Revenues from recurring franchise management fee and others as a percentage of our revenues from franchised-and-managed hotels increased from 89.4% in 2016 to 90.4% in 2017 and further to 90.9% in 2018, due to a continuous increase in the number of franchised-and-managed hotels in operation from 2016 to 2018.

•

Leased-and-operated Hotels. In 2016, 2017 and 2018, we generated revenues of RMB189.3 million, RMB193.5 million and RMB213.2 million (US$31.0 million) (including RMB27.2 million, RMB42.2 million and RMB53.9 million (US$7.8 million) sublease rental revenue for 2016, 2017 and 2018, respectively) from our leased-and-operated hotels, which accounted for 29.2%, 24.9% and 22.6% of our revenues for the respective years. As we plan to focus on our franchised-and-managed model, we do not expect revenues from our leased-and-operated hotels to increase in the future as a percentage of our revenue.

For our leased-and-operated hotels, we own or lease properties from property owners or lessors and we are responsible for hotel conversion and customization to conform to our standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels and purchasing supplies. Our typical lease term ranges from 15 to 20 years with an initial three to six month rent free period. We generally pay rent on a quarterly or semi-annual basis.

Our revenues generated from leased-and-operated hotels are significantly affected by the following:

•	the total number of leased-and-operated hotels in our hotel network;
•	the total number of leased-and-operated hotel rooms in our hotel network; and
•	RevPAR achieved by our leased-and-operated hotels, which represents the product of average daily rates and occupancy rates.

The growth of revenues generated from our leased-and-operated hotels depend significantly upon our ability to expand our hotel network into new locations in China and maintain competitive rates.

Operating Costs and Expenses. Our operating costs and expenses consist of hotel operating costs, selling and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the year indicated.

	Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Hotel operating costs:
Rental	65,616	10.1	60,253	7.7	76,055	11,062	8.0
Utilities	17,274	2.7	16,692	2.1	19,264	2,802	2.0
Personnel costs	32,754	5.1	27,546	3.5	33,715	4,904	3.6
Depreciation and amortization	33,751	5.2	22,979	3.0	21,313	3,100	2.3
Consumables, food and beverage	14,162	2.2	13,470	1.7	19,276	2,804	2.0
Costs of general managers of franchised-and-managed hotels	45,516	7.0	54,292	7.0	70,480	10,249	7.4
Other costs of franchised-and-managed hotels	18,822	2.9	23,498	3.0	28,889	4,202	3.1
Others	12,237	1.9	14,916	2.0	11,962	1,740	1.3

Total hotel operating costs	240,132	37.1	233,646	30.0	280,954	40,863	29.7
Selling and marketing expenses	26,609	4.1	45,032	5.8	50,393	7,329	5.3
General and administrative expenses	77,933	12.0	121,657	15.6	95,262	13,855	10.1
Other operating expenses	3,073	0.5	5,629	0.7	5,946	865	0.6

Total operating costs and expenses	347,747	53.7	405,964	52.1	432,555	62,912	45.8

•

Hotel operating costs. Our hotel operating costs consist of costs and expenses directly attributable to the operations of our franchised-and-managed and leased-and-operated hotels. Operating costs primarily include costs related to our leased and operated hotels, including rental payments and utility costs, compensation and benefits for our hotel based employees, costs of hotel room consumable products, such as bedding accessories, towel and sanitary amenities, depreciation and amortization of leasehold improvements and others including maintenance expenses, telecommunication expenses and public service charges, as well as costs related to our franchised-and-managed hotels, including (i) compensation and benefits for franchised-and-managed hotel general managers appointed and trained by us, the regional managers of the operating department and other headquarter personnel that serve the franchise and managed hotels, and (ii) related travel and telecommunication expenses.

•

Selling and marketing expenses. Our selling and marketing expenses consist primarily of commissions to travel intermediaries, expenses for marketing programs and materials, expenses in relation to our membership program, compensation and benefits for our sales and marketing personnel, and others including entertainment expenses and travel expenses for our sales and marketing personnel.

•

General and administrative expenses. Our general and administrative expenses consist primarily of compensation and benefits, including share based compensation, for our corporate and regional office employees and other employees who are not sales and marketing or hotel-based employees, costs of third-party professional services, travel and accommodation expenses, bad debt provision and other expenses which include bank charges and stamp duty.

A.	Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of total revenues for the year indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. We believe that the year to year comparison of operating results should not be relied upon as being indicative of future performance.

	Year Ended December 31,
	2016		2017			2018
	RMB	%	RMB		%	RMB		US$	%
	(in thousands, except for percentage)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased-and-operated hotels	189,285	29.2	193,542		24.9	213,172		31,004	22.6
Franchised-and-managed hotels	458,504	70.8	584,589		75.1	731,834		106,441	77.4
Total revenues	647,789	100.0	778,131		100.0	945,006		137,445	100.0
Operating costs and expenses:
Hotel operating costs	(240,132)	(37.1)	(233,646)		(30.0)	(280,954)		(40,863)	(29.7)
Selling and marketing expenses	(26,609)	(4.1)	(45,032)		(5.8)	(50,393)		(7,329)	(5.3)
General and administrative expenses	(77,933)	(12.0)	(121,657)	(1)	(15.6)	(95,262)		(13,855)	(10.1)
Other operating expense	(3,073)	(0.5)	(5,629)		(0.7)	(5,946)		(865)	(0.6)

Total operating costs and expenses	(347,747)	(53.7)	(405,964)		(52.1)	(432,555)		(62,912)	(45.8)
Other operating income	12,222	1.9	15,284		2.0	22,571		3,283	2.4
Income from operations	312,264	48.2	387,451		49.9	535,022		77,816	56.6
Interest income and other, net	22,039	3.4	26,238		3.4	49,660		7,223	5.3
Interest expenses	—	—	(1,443)		(0.2)	(542)		(79)	(0.1)
Gains (losses) from trading securities	24,564	3.8	59,165		7.4	(57,775)		(8,403)	(6.1)
Other income, net	1,322	0.2	1,191		0.2	35,735		5,197	3.8

Income before income taxes	360,189	55.6	472,602		60.7	562,100		81,754	59.5
Income tax expense	(83,924)	(13.0)	(186,651)	(2)	(24.0)	(160,186)	(3)	(23,298)	(17.0)

Income before share of loss in equity investees	276,265	42.6	285,951		36.7	401,914		58,456	42.5
Share of loss in equity investees, net of tax	(10,465)	(1.6)	(900)		(0.1)	(8,300)		(1,207)	(0.9)
Net income	265,800	41.0	285,051		36.6	393,614		57,249	41.6
Net loss attributable to noncontrolling interests	173	0.0	349		0.1	491		71	0.1

Net income attributable to ordinary shareholders	265,973	41.0	285,400		36.7	394,105		57,320	41.7

(1)	Includes one-time share-based compensation expenses of RMB38.0 million in 2017 for GTI’s shares granted to certain of our directors for their past services as directors.
(2)	Includes withholding taxes of RMB67.7 million incurred in connection with a cash dividend distributed by our subsidiaries incorporated in the PRC during the year ended December 31, 2017.
(3)	Includes withholding taxes of RMB23.2 million (US$3.4 million) incurred in connection with a cash dividend to be distributed in 2019.

The following tables present certain unaudited financial data and selected operating data as of and for the years ended December 31, 2016, 2017 and 2018:

	As of December 31,
	2016	2017	2018
Selected Operating Data:
Total hotels in operation	1,964	2,289	2,757
Franchised-and-managed hotels	1,932	2,263	2,728
Leased-and-operated hotels	32	26	29
Total hotel rooms in operation	168,238	190,807	221,529
Franchised-and-managed hotels	164,207	187,505	217,795
Leased-and-operated hotels	4,031	3,302	3,734
Number of cities	234	263	290

	Year Ended December 31,
	2016	2017	2018
Occupancy rate (as a percentage)(1)
Total hotels in operation	80.4%	82.6%	82.1%
Franchised-and-managed hotels	80.9%	82.9%	82.3%
Leased-and-operated hotels	66.4%	70.3%	68.0%
Average daily rate (in RMB)
Total hotels in operation	153	157	164
Franchised-and-managed hotels	152	156	163
Leased-and-operated hotels	164	186	205
RevPAR (in RMB)
Total hotels in operation	123	130	135
Franchised-and-managed hotels	123	129	134
Leased-and-operated hotels	109	131	139

(1)	Based on the number of available rooms.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for percentage)
Non-GAAP Financial Data
Adjusted EBITDA(1)	360,509	467,039	609,716	88,680
Adjusted EBITDA Margin(2)	55.7%	60.0%	64.5%

(1)

We believe that Adjusted EBITDA, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, share of loss in equity investees (net of tax), interest expense, share-based compensation, depreciation and amortization, losses from trading securities and other expense, net, but excludes other operating income, gains from trading securities, share of gain in equity investees (net of tax) and other income, net.

(2)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by our total revenues.

The presentation of Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our other operating income/expense, depreciation and amortization, interest expense, gains/losses from trading securities, income tax expenses, share-based compensation, share of gain/loss in equity investees (net of tax), other income/expense, net, and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

The term Adjusted EBITDA is not defined under U.S. GAAP, and Adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing our operating and financial performance, you should not consider this data in isolation or as a substitute for our net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, our Adjusted EBITDA may not be comparable to Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate Adjusted EBITDA in the same manner as we do.

A reconciliation of Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	Year Ended December 31,
	2016	2017	2018
	(RMB)	(RMB)	(RMB)	US$
	(in thousands)
Net income	265,800	285,051	393,614	57,249
Deduct:
Other operating income	12,222	15,284	22,571	3,283
Gains from trading securities	24,564	59,165	—	—
Other income, net	1,322	1,191	35,735	5,197
Add:
Other operating expenses	3,073	5,629	5,946	865
Income tax expense	83,924	186,651	160,186	23,298
Share of loss in equity investees, net of tax	10,465	900	8,300	1,207
Interest expense	—	1,443	542	79
Share-based compensation	—	38,048	16,109	2,343
Depreciation and amortization	35,355	24,956	25,550	3,716
Losses from trading securities	—	—	57,775	8,403

Adjusted EBITDA (Non-GAAP)	360,509	467,039	609,716	88,680

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenues. Our total revenues increased by 21.4% from RMB778.1 million in 2017 to RMB945.0 million (US$137.4 million) in 2018.

Franchised-and-managed hotels. Revenues from our franchised-and-managed hotels increased by 25.2% from RMB584.6 million in 2017 to RMB731.8 million (US$106.4 million) in 2018. This growth was primarily due to the increased number of hotels in our franchised-and-managed hotel portfolio from 2,263 hotels and 187,505 hotel rooms as of December 31, 2017 to 2,728 hotels and 217,795 hotel rooms as of December 31, 2018. The RevPAR from RMB129 in 2017 to RMB134 in 2018, driven by stronger brand recognition, also contributed to the growth of revenues from our franchised-and-managed hotels. Initial franchise fees increased by 18.2% from 2017 to 2018, primarily due to an increase in the number of new hotels opened from 424 in 2017 to 553 in 2018. The 25.9% year-over-year increase in recurring franchisee management fees and others in 2018 was primarily due to RevPAR growth of 3.9%, as well as growth in membership fees, central reservation system, or CRS, usage fees, annual IT, marketing fees and hotel manager fees, which in turn were driven by the increased number of hotels and hotel rooms in operation.

Leased-and-operated hotels. Revenues from our leased-and-operated hotels, including sublease rental revenues of RMB42.2 million and RMB53.9 million (US$7.8 million) for 2017 and 2018, respectively, increased by 10.1% from RMB 193.5 million in 2017 to RMB 213.2 million (US$31.0 million) in 2018. This growth was primarily due to the opening of one leased-and-operated hotel, the conversion of three franchised-and-managed hotels to leased-and-operated hotels and an increase in RevPar from RMB131 in 2017 to RMB139 in 2018 due to stronger brand recognition. Such increases were partially offset by a decrease in occupancy rate from 70.3% in 2017 to 68.0% in 2018, and the conversion of one leased-and-operated hotel to franchised-and-managed hotel in the fourth quarter of 2018.

Hotel operating costs. Our hotel operating costs increased by 20.2% from RMB233.6 million in 2017 to RMB281.0 million (US$40.9 million) in 2018, mainly attributable to an increase in the number of general managers in our hotel network and other costs associated with the expansion of our franchised-and-managed hotels, as well as higher rental costs, utilities, consumables and personnel costs associated with the GreenTree Eastern leased-and-operated hotels and the four new leased-and-operated hotels added to our portfolio since the third quarter of 2018. Our hotel operating costs as a percentage of total revenues decreased from 30.0% in 2017 to 29.7% in 2018, primarily due to the increasing revenue contribution from our franchised-and-managed hotels.

Selling and marketing expenses. Our selling and marketing expenses increased by 11.9% from RMB45.0 million in 2017 to RMB50.4 million (US$7.3 million) in 2018, mainly attribute to model room construction, exhibition and other advertising and promotion expenses related to our three new mid-to-up-scale brands, increased personnel, compensation and other costs of business development personnel (i.e. travel traveling), which in turn was the result of an increase in hotel openings and wider geographic coverage. Our selling and marketing expenses decreased as a percentage of our revenues from 5.8% in 2017 to 5.3% in 2018.

General and administrative expenses. Our general and administrative expenses decreased by 21.7% from RMB121.7 million in 2017 to RMB95.3 million (US$13.9 million) in 2018, primarily because we incurred one-time share-based compensation expenses of RMB38.0 million in relation to a grant of GTI’s shares to certain of our directors in the fourth quarter of 2017. Without accounting for this item, our general and administrative expenses would have increased by 13.9% in 2018.

Other operating expense. Our other operating expense increased by 5.6% from RMB5.6 million in 2017 to RMB5.9 million (US$0.9 million) in 2018, primarily due to the impairment loss caused by the expected closure of one leased-and-operated hotel located in Beijing.

Other operating income. Our other operating income increased by 47.7% from RMB15.3 million in 2017 to RMB22.6 million (US$3.3 million) in 2018, primarily due to the government subsidies of RMB15.2 million (US$2.2 million) we received in 2018, as compared with the government subsidies of RMB10.2 million we received in 2017.

Income from operations. As a result of the foregoing, our income from operations increased by 38.1% from RMB387.5 million in 2017 to RMB535.0 million (US$77.8 million) in 2018. As a percentage of our revenues, our income from operations increased from 49.9% in 2017 to 56.6% in 2018.

Interest income and other, net. Our net interest income increased by 89.3% from RMB26.2 million in 2017 to RMB49.7 million (US$7.2 million) in 2018, primarily due to an increase in interest income from higher average aggregate balances of cash and cash equivalents, restricted cash and short-term investment in 2018.

Gains (losses) from trading securities. Our gains (losses) from trading securities decreased  from RMB59.2 million in 2017, including a gain from disposal of trading securities of RMB22.6 million and a mark-to-market gain of RMB36.6 million, to negative RMB57.8 million (negative US$8.4 million) in 2018, including a gain from disposal of trading securities of RMB14.4 million (US$2.1 million) and a mark-to-market loss of RMB72.2 million (US$10.5 million). The balance of our trading securities decreased from RMB307.8 million as of December 31, 2017 to RMB307.7 million (US$44.8 million) as of December 31, 2018. All of these securities were shares of Chinese companies listed on China’s A share market. Any realized or unrealized gains or losses resulting from the fluctuations of the market value of these securities will be recognized in earnings in the period which they occur.

Income tax expense. Our income tax expenses decreased by 14.2% from RMB186.7 million in 2017 to RMB160.2 million (US$23.3 million) in 2018, primarily due to a higher withholding tax in 2017. In addition, we incurred withholding taxes of RMB23.3 million (US$3.4 million) as our subsidiaries incorporated in the PRC are expected to distribute their 2018 earnings during 2019 in the form of dividends. As a result of the foregoing, our effective tax rate decreased from 39.5% in 2017 to 28.5% in 2018.

Share of loss in equity investee, net of tax. We recognized loss of RMB0.9 million, including RMB0.8 million and RMB0.1 million as to Zexin and Tianbao, respectively, in 2017, as compared with loss of RMB8.3 million (US$1.2 million) as to Tianbao RMB7.4 million, Zexin RMB0.6 million and Steigenberger Hotels AG RMB0.3 million in 2018, as a result of the net losses of these companies in proportion to our equity interest in them.

Net income attributable to our ordinary shareholders. As a result of the foregoing, our net income attributable to our ordinary shareholders increased by 38.1% from RMB285.4 million in 2017 to RMB394.1 million (US$57.3 million) in 2018. Our net margin, defined as our net income attributable to our ordinary shareholders as a percentage of our revenues, increased from 36.7% in 2017 to 41.7% in 2018.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenues. Our total revenues increased by 20.1% from RMB647.8 million in 2016 to RMB778.1 million in 2017.

Franchised-and-managed hotels. Revenues from our franchised-and-managed hotels increased by 27.5% from RMB458.5 million in 2016 to RMB584.6 million in 2017. This growth was primarily due to the increased number of hotels in our franchised-and-managed hotel portfolio from 1,932 hotels and 164,207 hotel rooms as of December 31, 2016 to 2,263 hotels and 187,505 hotel rooms as of December 31, 2017. The increase in the occupancy rate from 80.9% in 2016 to 82.9% in 2017 and the RevPAR from RMB123 in 2016 to RMB129 in 2017, driven by stronger brand recognition, also contributed to the growth of revenues from our franchised-and-managed hotels, as well as growth in membership fees.

Leased-and-operated hotels. Revenues from our leased-and-operated hotels, including sublease rental revenues of RMB27.2 million and RMB42.2 million for 2016 and 2017, respectively, increased by 2.2% from RMB189.3 million in 2016 to RMB193.5 million in 2017. This growth was primarily due to the opening of one leased-and-operated hotel and increases in the occupancy rate from 66.4% in 2016 to 70.3% in 2017 and the RevPar from RMB109 in 2016 to RMB131 in 2017, which in turn was the result of our stronger brand recognition, as well as growth in membership fees. Such increases were partially offset by a decrease in the number of our leased-and-operated hotels as we converted six leased-and-operated hotels to franchised-and-managed hotels and we closed one leased-and-operated hotel.

Hotel operating costs. Our hotel operating costs decreased by 2.7% from RMB240.1 million in 2016 to RMB233.6 million in 2017. The decrease was primarily due to a decrease in the number of our leased-and-operated hotels as we converted six leased-and-operated hotels to franchised-and-managed hotels and we closed one leased-and-operated hotel, partially offset by the costs associated with one leased-and-operated hotel opened in 2017. Our hotel operating costs as a percentage of total revenues decreased from 37.1% in 2016 to 30.0% in 2017, primarily due to the increasing revenue contribution from our franchised-and-managed hotels.

Selling and marketing expenses. Our selling and marketing expenses increased by 69.2% from RMB26.6 million in 2016 to RMB45.0 million in 2017, primarily due to increased membership points in exchange for awards, an increase in marketing personnel and related travel expenses. For the same reason, our selling and marketing expenses increased as a percentage of our revenues from 4.1% in 2016 to 5.8% in 2017.

General and administrative expense. Our general and administrative expenses increased by 56.1% from RMB77.9 million in 2016 to RMB121.7 million in 2017, primarily as a result of one-time share-based compensation expenses of RMB38.0 million for GTI’s shares granted to certain of our directors for their past services as directors. For the same reason, our general and administrative expense as a percentage of our revenues increased from 12.0% in 2016 to 15.6% in 2017.

Other operating expense. Our other operating expense increased by 83.2% from RMB3.1 million in 2016 to RMB5.6 million in 2017, primarily due to loss incurred on the disposal of six of our leased-and-operated hotels.

Other operating income. Our other operating income increased by 25.1% from RMB12.2 million in 2016 to RMB15.3 million in 2017, primarily due to the government subsidies of RMB10.2 million we received in 2017, as compared with the government subsidies of RMB8.6 million we received in 2016.

Income from operations. As a result of the foregoing, our income from operations increased by 24.1% from RMB312.3 million in 2016 to RMB387.5 million in 2017. As a percentage of our revenues, our income from operations increased from 48.2% in 2016 to 49.9% in 2017.

Interest income and other, net. Our net interest income increased by 19.1% from RMB22.0 million in 2016 to RMB26.2 million in 2017, primarily due to an increase in interest income from higher average aggregate balances of cash and cash equivalents, restricted cash and short-term investment in 2017.

Gain from trading securities. Our gain from trading securities increased by 140.9% from RMB24.6 million in 2016, including a gain from disposal of trading securities of RMB24.2 million and a mark-to-market gain of RMB0.4 million, to RMB59.2 million in 2017, including a gain from disposal of trading securities of RMB22.6 million and a mark-to-market gain of RMB36.6 million. The balance of our trading securities increased from RMB273.5 million as of December 31, 2016 to RMB307.8 million as of December 31, 2017. All of these securities were shares of Chinese companies listed on China’s A share market. Any realized or unrealized gains or losses resulting from the fluctuations of the market value of these securities will be recognized in earnings in the period which they occur.

Income tax expense. Our income tax expenses increased by 122.4% from RMB83.9 million in 2016 to RMB186.7 million in 2017, primarily due to an increase in our taxable income. In addition, we incurred withholding taxes of RMB67.7 million as our subsidiaries incorporated in the PRC distributed a cash dividend in 2017. As a result of the foregoing, our effective tax rate increased from 23.3% in 2016 to 39.5% in 2017.

Share of loss in equity investee, net of tax. We recognized loss of RMB10.5 million for our equity investments in certain investees, including RMB9.4 million, RMB0.6 million and RMB0.5 million as to CYTS Shanghai Jinyuhao International Hotel Co. Ltd., or JYH, Yancheng Zexin Hotel Management Co., Ltd., or Zexin, and GreenTree Tianbao Hotel Management Co., Ltd., or Tianbao, respectively, in 2016, as compared with loss of RMB0.9 million, including RMB0.8 million and RMB0.1 million as to Zexin and Tianbao, respectively, in 2017, as a result of the net losses of these companies in proportion to our equity interest in them. As we disposed of our investment in JYH in 2016, the net loss of JYH is not reflected on our financial statements since then.

Net income attributable to our ordinary shareholders. As a result of the foregoing, our net income attributable to our ordinary shareholders increased by 7.3% from RMB266.0 million in 2016 to RMB285.4 million in 2017. Our net margin, defined as our net income attributable to our ordinary shareholders as a percentage of our revenues, decreased from 41.0% in 2016 to 36.7% in 2017.

B.	Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities. Our cash and cash equivalents balance as of December 31, 2018 was RMB1,264.0 million (US$183.8 million). Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired and are unrestricted as to withdrawal or use.

We have been able to meet our working capital and capital expenditure needs, and we believe that we will be able to meet our working capital needs in at least the next twelve months with our operating cash flow and existing cash and cash equivalents. The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	443,556	476,666	554,950	80,714
Net cash provided by (used in) investing activities	73,998	(744,856)	(181,756)	(26,435)
Net cash (used in) provided by financing activities	(132,956)	(465,161)	662,845	96,407
Effect of exchange rate changes on cash and cash equivalents	6,328	(1,468)	66,023	9,602

Net increase (decrease) in cash and cash equivalents	390,926	(734,819)	1,102,062	160,288
Cash and cash equivalents at the beginning of the year	505,857	896,783	161,964	23,557

Cash and cash equivalents at the end of the year	896,783	161,964	1,264,026	183,845

Operating Activities

Net cash provided by operating activities was RMB554.9 million (US$80.7 million) in 2018, compared to RMB476.7 million in 2017 and RMB443.6 million in 2016.

Net cash provided by operating activities in 2018 was RMB554.9 million, which was primarily attributable to our net income of RMB393.6 million, adjusted to deduct (i) gains from disposal of a long-term investments of RMB36.7 million, and (ii) interest income of RMB20.4 million, and to add back (i) losses on trading securities of RMB57.8 million, (ii) income tax expenses of RMB23.3 million related to dividend distribution by our PRC subsidiaries, (iii) share-based compensation expenses of RMB16.1 million, and (iv) non-cash depreciation and amortization of RMB25.5 million, and (v) share of loss in equity method investments of RMB8.3 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) an increase in our accounts receivable of RMB12.4 million mainly attributable to an increase of RMB8.2 million in receivables from franchisees due to expansion of our business, (ii) an increase in other current assets of RMB13.9 million, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) an increase in our deferred revenue of RMB45.6 million mainly attributable to an increase of RMB40.9 million in membership fees received, partially offset by a reduction of RMB6.6 million in initial franchisee fees received, (ii) an increase in our unrecognized tax benefits of RMB56.3 million, and (iii) an increase in our other long-term liabilities of RMB22.6 million.

Net cash provided by operating activities in 2017 was RMB476.7 million, which was primarily attributable to our net income of RMB285.1 million, adjusted to deduct (i) gains from trading securities of RMB59.2 million, and (ii) interest income of RMB14.7 million, and to add back (i) income tax expenses of RMB67.7 million related to dividend distribution by our PRC subsidiaries, (ii) share-based compensation expenses of RMB38.0 million, and (iii) non-cash depreciation and amortization of RMB25.0 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) an increase in our accounts receivable of RMB17.9 million mainly attributable to an increase of RMB11.7 million in receivables from franchisees due to expansion of our business, and (ii) a decrease in our deferred rent of RMB15.8 million, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) an increase in our deferred revenue of RMB52.0 million mainly attributable to an increase of RMB60.7 million in membership fees received, partially offset by a reduction of RMB8.7 million in initial franchisee fees received, (ii) an increase in our accrued expenses and other current liabilities of RMB44.3 million mainly attributable to an increase of RMB52.0 million in payables to franchisees, partially offset by a reduction of RMB7.7 million in other payables, (iii) an increase in our income tax payable of RMB20.8 million, (iv) an increase in amounts due from related parties of RMB13.8 million, and (v) an increase in our other long-term liabilities of RMB10.7 million.

Net cash provided by operating activities in 2016 was RMB443.6 million, which was primarily attributable to our net income of RMB265.8 million, adjusted to deduct (i) the disposal gain on equity investee of RMB35.7 million, (ii) gains from trading securities of RMB24.6 million, and (iii) interest income of RMB15.3 million, and to add back (i) the non-cash depreciation and amortization of RMB35.4 million and (ii) the non-cash share of loss in equity investees of RMB10.5 million. The amount was further adjusted by changed in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) an increase in our deferred taxes of RMB12.3 million, (ii) the deposit of RMB10.2 million to restricted cash account for judgments in respect of litigation, and (iii) an increase in our other current assets of RMB10.0 million including an increase of RMB8.0 million receivables from on-line payment platform and (iii) as well as certain changes in itemized balances that have a positive effect on cashflow, including primarily (i) an increase in our other payables comprise primarily accrued expenses and other current liabilities in connection with various hotel operating costs and operating expenses of RMB105.4 million, (ii) an increase in our deferred revenue of RMB50.3 million in connection with the growth of our paid-membership base, (iii) an increase in uncertain tax positions of RMB25.2 million, (iv) an increase in advance received from franchisees of RMB17.3 million comprising primarily an increase in prepaid membership cards to be sold by franchisees to customers, (v) an increase in advances from related parties of RMB16.8 million, and (vi) an increase in our other long-term liabilities of RMB15.7 million.

Investing Activities

Net cash used in investing activities was RMB181.8 million (US$26.4 million) in 2018, compared to RMB744.9 million in 2017 and net cash provided by investing activities of RMB74.0 million in 2016.

Net cash used in investing activities in 2018 was RMB181.8 million, primarily attributable to (i) purchase of short-term investments of RMB772.5 million, (ii) loan to third parties of RMB166.8 million, (iii) purchases of property and equipment of RMB138.5 million, (iv) purchases of trading securities of RMB88.3 million, (v) increase of long-term time deposits of RMB60.0 million, and(vi) loan to franchisees RMB54.1 million partially offset by (i) receipt of a repayment from a related party of RMB118.4 million, and (ii) proceeds from short-term investments of RMB889.3 million, and (iii) proceeds from disposal of two long-term investments, CYTS Shanghai Jinyuhao International Hotel Co. Ltd. and Wiselong Enterprise Management Co., Ltd. of RMB89.2 million, and (iv) proceeds from disposal of investments in trading securities of RMB30.5 million.

Net cash used in investing activities in 2017 was RMB744.9 million, primarily attributable to (i) purchase of short-term investments of RMB781.9 million, (ii) purchase of long-term investments of RMB100.7 million, (iii) purchases of trading securities of RMB40.0 million, and (iv) purchases of property and equipment of RMB16.6 million, partially offset by (i) receipt of a loan repayment from a related party of RMB128.1 million, and (ii) receipt of a repayment from a related party of RMB8.7 million.

Net cash provided by investing activities in 2016 was RMB74.0 million, primarily attributable to (i) receipt of proceeds from sale of short-term investments of RMB564.7 million, (ii) receipt of proceeds from disposal of trading securities of RMB129.3 million and (iii) receipt of proceeds from disposal of equity interest in CYTS Shanghai Jinyuhao International Hotel Co. Ltd., our equity investee, of RMB64.0 million, partially offset by (i) investment in trading securities of RMB164.6 million and (ii) purchase of short-term investments of RMB368.0 million as part of our treasury policy to manage our cash.

Financing Activities

Net cash generated from financing activities was RMB662.8 million (US$96.4 million) in 2018, compared to net cash used in financing activities of RMB465.2 million in 2017 and RMB133.0 million in 2016.

Net cash provided by financing activities in 2018 was RMB662.8 million, primarily attributable to (i) proceeds from initial public offering of RMB837.5 million, and (ii) proceeds from short-term borrowings of RMB60 million, partially offset by (i) a distribution to our shareholders of RMB200.5 million, and (ii) payment for initial public offering costs of RMB30.8 million.

Net cash used in financing activities in 2017 was RMB465.2 million, primarily attributable to (i) a distribution to our shareholders of RMB579.0 million, (ii) income tax paid of RMB64.7 million related to the foregoing distribution, and (iii) repayment of short-term borrowings of RMB61.4 million, partially offset by (i) a decrease in restricted cash of RMB180 million and (ii) proceeds from short-term borrowings of RMB60 million.

Net cash used in financing activities in 2016 was RMB133.0 million, primarily attributable to (i) a distribution to our shareholders of RMB18.0 million and (ii) an increase in restricted cash of RMB115.0 million.

Statutory Reserves

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of December 31, 2016, 2017 and 2018, total statutory reserves of our PRC subsidiaries was RMB55.3 million, RMB57.7 million and RMB57.7 million (US$8.4 million). These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer their net assets to the company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB398.4 million, RMB391.0 million and RMB394.4 million (US$57.4 million) as of December 31, 2016, 2017 and 2018, respectively.

Treasury Policy

As a result of practical difficulties in remitting cash by our PRC subsidiaries outside of China, we have established a treasury policy to better utilize our financial resources and manage our cash that we generate from our operations in China. Under this policy, when our internal cash flow and liquidity forecast indicates that we have sufficient capital resources for our operating activities and our capital expenditure, we make liquid investments with a portion of our excess cash to achieve a better return on our assets than generating interest on bank deposits.

Given the limited investment channels available in China, we primarily purchase short-term wealth management products issued by commercial banks and shares of blue chip companies listed in China’s A-Share market. The short-term wealth management products are typically principal protected with limited risks. In addition, we select high-quality companies with proven track records and stable operations. Among these investments, most of them are state-owned enterprises.

As of December 31, 2016, 2017 and 2018, we had short-term investments of nil, RMB781.9 million and RMB685.5 million (US$99.7 million) and trading securities of RMB273.5 million, RMB307.8 million and RMB307.7 million (US$44.8 million). We recorded gains from disposal of the short-term investments and trading securities of RMB11.7 million and RMB24.2 million, respectively, in 2016 and nil and RMB22.6 million, respectively, in 2017, and nil and RMB14.4 million (US$2.1 million), respectively, in 2018. Mark-to-market gain from these trading securities we recorded amounted to RMB0.4 million and RMB36.6 million in 2016 and 2017, respectively and mark-to-market loss from these trading securities we recorded amounted to RMB72.2 million (US$10.5 million) in 2018.

In December 2017, we declared a cash dividend of RMB588.4 million (US$90.4 million). RMB548.7 million (US$84.3 million) of the cash dividend was paid in December 2017, and the remainder will be paid in 2018. In February 2018, we declared a cash dividend of US$23 million and we paid such cash dividend to GTI, our shareholder, after the completion of offering and upon the receipt of relevant internal and other approvals. In addition, we plan to implement a more prudent treasury policy that involves board level discussion, approval and oversight, as well as third party professional securities trading advice. In particular, we plan to gradually liquidate our holding of our trading securities, subject to market conditions, and will put the unutilized cash in interest-bearing accounts or pursue less volatile investment options.

Recently Issued Accounting Standards

Please see Note 2 to our consolidated financial statements included elsewhere in this annual report.

C.	Research and Development, Patents and Licenses, etc.

Hotel Development

See “Item 4. Information on the Company—B. Business Overview—Our Technology Infrastructure” and “Item 4. Information on the Company—B. Business Overview—Hotel Development.”

Intellectual Property

See “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2018. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

In connection with the plan of APAM Holdings, a hotel project management company wholly owned by Mr. Alex S. Xu, our chairman and chief executive officer, to invest in hotel assets in the United States, we entered into a guarantee arrangement with China Everbright Bank and The Bank of East Asia Limited, under which we made a deposit of RMB with the former bank in order for the latter bank to issue a credit line to be utilized by APAM Holdings, a hotel project management company wholly owned by Mr. Alex S. Xu, our chairman and chief executive officer, APAM Holdings for its investment in Bayshore, a hotel project development company wholly owned by Mr. Alex S Xu. We deposited cash of RMB65 million into a collateral account at China Everbright Bank, which was replaced with a deposit of RMB70 million in 2016, pursuant to the guarantee arrangement. The amount of RMB65 million and RMB70 million was included in “restricted cash” in our consolidated balance sheets as of December 31, 2015 and 2016, respectively. In 2017, the guarantee was released and our cash deposit was released from the collateral account.

In December 2016, in connection with GTI’s plan to acquire certain assets unrelated to GTI’s hotel business, currently form the principal assets of GreenTree Hospitality, cash of RMB110 million was put up as performance bond in December 2016. Such amount was classified as our restricted cash as of December 31, 2016.

In March 2017, GTI obtained an Euro-denominated loan of approximately RMB900 million from Pudong Development Bank as part of GTI’s acquisition financing plan. As required by Pudong Development Bank, a restricted cash collateral of RMB900 million was deposited by GTI to secure the bank loan. Upon its formation, GreenTree Hospitality is also liable to maintain such restricted cash collateral account to secure GTI’s obligations under the bank loan.

In April 2017, the performance bond of RMB110 million was released upon completion of the acquisition. In July 2017, RMB120 million of the collateral was replaced by GTI with cash from one of its subsidiaries that is not part of our group, thereby releasing a corresponding amount of our cash from the restricted cash account. In December 2017, GTI repaid RMB340 million of the loan in two installments, and approximately RMB560 million of the bank loan remains outstanding. GTI has also replaced the remaining cash collateral of RMB780 million with 20% of equity interest in our company and a personal guarantee from Mr. Alex S. Xu. As a result, our cash of RMB780 million was released from the restricted cash account.

Other than operating lease obligations set forth in the table under the caption “Tabular Disclosure of Contractual Obligations” below, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties as of December 31, 2018. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than Five Years
	(in RMB thousands)
Operating lease obligations	572,727	82,142	154,170	116,299	220,116
Other long-term liabilities	96,574	—	—	—	96,574

Total	669,301	82,142	154,170	116,299	316,690

As of December 31, 2018, we recorded uncertain tax benefits of RMB169.6 million (US$24.7 million) mainly related to transfer pricing and deductibility of expenses.

G.	Safe Harbor

This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled “Annual report Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview,” “Business” and “Regulation” in this annual report. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

•	our goals and growth strategies;

•	our future business development, financial condition and results of operations;

•	trends in the hospitality industry in China and globally;

•	competition in our industry;

•	fluctuations in general economic and business conditions in China and other regions where we operate;

•	the regulatory environment in which we and our franchisees operate;

•	our proposed use of proceeds from this offering; and

•	assumptions underlying or related to any of the foregoing.

This annual report also contains market data relating to the hospitality industry in China, including market position, market size, and growth rates of the markets in which we participate, that are based on industry publications and reports. Statistical data in these publications and reports also include projections based on a number of assumptions. The hospitality industry in China may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this annual report. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our current directors, executive officers and senior management.

Name	Age	Position/Title
Alex S. Xu ()	55	Chairman and chief executive officer
Gregory James Karns	63	Director, general counsel
Akira Hirabayashi	52	Independent director
Bingwu Xie ()	49	Independent director
Dong Li ()	43	Independent director
Yiping Yang ()	36	Chief financial officer
Wen Qi ()	41	Vice president, human resources and administration
Yong Yang ()	40	Vice president, development

Mr. Alex S. Xu () is our founder and has served as our chairman of the board of directors and chief executive officer since 2004. Mr. Xu is the founder of American Pacific Homes, Inc., a premier residential real estate developer in California, and has served as its chairman since 1997. He also has served as a managing director of Foothill Medical Centers since 1997. Prior to founding our company, Mr. Xu served as the chief operating officer of U.S. Uni-President Investment and Development from 1995 to 1997. From 1994 to 1996, Mr. Xu served as the director of finance with Santa Anita Realty Enterprises, Inc. From 1990 to 1994, Mr. Xu worked as the accounting and corporate data service manager for Broadway Stores Inc. Mr. Xu received a bachelor’s degree in engineering from Beijing Institute of Technology in 1984 and two master’s degrees in computer engineering and in applied mathematics from the University of Southern California in 1990.

Mr. Gregory James Karns has served as a director and general counsel of our company since 2005. Mr. Karns has worked as an associate and as a partner successively with Cox, Castle & Nicholson LLP since 1989. From 1985 to 1989, Mr. Karns worked as an associate with Jones, Day, Reavis & Pogue. From 1983 to 1985, he worked as an associate with Kindel & Anderson. Mr. Karns received a bachelor’s degree in political science from the University of California, Santa Cruz in 1980 and a juris doctor degree from Loyola Law School in 1983.

Mr. Akira Hirabayashi has served as an independent director of our company since 2011. He currently serves as the chief executive officer of Accordia Golf Co., Ltd. starting from January 2018. From 2016 to 2017, Mr. Hirabayashi served as vice chairman and a director of H.I.S. Co., Ltd. and also as chief executive officer of H.I.S. Hotel Holdings Co., Ltd. From 2008 to 2016, Mr. Hirabayashi served as the representative executive director and president of H.I.S. Co., Ltd. From 2007 to 2008, he served as a director of H.I.S. Co., Ltd. From 1993 to 2007, Mr. Hirabayashi served successively as a supervisor, manager, deputy general manager, and senior general manager in the regional sales department of H.I.S. Co., Ltd. Mr. Hirabayashi graduated from Koseigakuen Senior High School in 1986.

Mr. Bingwu Xie () has served as an independent director of our company since 2011. Mr. Xie is the founder and owner and has served as a director of Global Standard Investment Management Co., Ltd. since 2009 and as a director of ValueAlert Co, Ltd. since 2005. From 2014 to 2016, Mr. Xie served as a partner of Gopher Asset Management Limited and as the deputy chief investment officer of Noah Holdings (Hong Kong) Limited. From 2009 to 2014, Mr. Xie served as a managing director in the mergers and acquisitions department of ZEG Capital Management Co., Ltd. with Zhongzhi Enterprise Group, and as corporate vice president in charge of the real estate finance division of Zhongrong International Trust Co., Limited. From 2000 to 2009, Mr. Xie held various positions with Lehman Brothers in Japan and Hong Kong as a vice president and senior vice president of the investment management division, as a vice president in the fixed income division, and served as China country head of the real estate private equity division since December 2006. Mr. Xie received a bachelor’s degree in English for science and technology from Harbin Institute of Technology in 1993 and a master’s degree in international development (economics) from the International University of Japan in 1998.

Mr. Dong Li () has served as an independent director of our company since the SEC’s declaration of effectiveness of our registration statement on Form F-1. Mr. Li has served as a director since September 2017 and as chief financial officer since July 2017 of OneSmart International Education Group Limited. Mr. Li served as chief financial officer of Pegasus Media Group Limited from April 2016 to April 2017 and chief financial officer of Ecovacs Robotics Holdings Limited from March 2015 to February 2016. From September 2008 to February 2015, Mr. Li worked as an associate and later vice president in investment banking at Bank of America Merrill Lynch and ICBC International in Hong Kong. Prior to that, Mr. Li worked in KPMG’s auditing practice group for an extended period of time in its Beijing and Silicon Valley offices, respectively. Mr. Li received a bachelor’s degree in accounting from School of Economics and Management, Tsinghua University in July 1999, as well as a master’s degree in business administration in finance from Kellogg School of Management, Northwestern University in June 2008. Mr. Li is a member of the Chinese Institute of Certified Public Accountants and the Certified General Accountants Association of Canada.

Dr. Yiping Yang () has served as our chief financial officer since January 2019, a director of our company in 2018, as our vice president for operations since 2017, and as our vice president for sales and marketing since 2016. Dr. Yang has worked at our company as a secretary of general managers and a group marketing director since 2016, with responsibility for sales channels, customer reservation services, online promotion, public relations, and graphic design. She initially joined our company as executive assistant to the chairman. From 2011 to 2015, Dr. Yang held various roles as a marketing director, sales manager, and assistant general manager with Jingfeng Industry Co., Ltd, Jiangxi, a chain manufacturing company. Dr. Yang received a bachelor’s degree in applied mathematics from Shanghai Jiao Tong University in 2004 and passed the qualifying exam for the doctoral program in 2006. She received a doctoral degree in financial engineering from the Chinese University of Hong Kong in 2010.

Ms. Wen Qi () has served as our vice president for human resources and administration since 2016. Ms. Qi has held various positions in our company since 2006. From 2013 to 2016, she served as the director of our information technology department with responsibility for scheduling programs, appraising employees’ performance and planning the development of information technology solutions for our company. From 2011 to 2013, Ms. Qi served as a director of our purchasing department. From 2008 to 2009, and from 2009 to 2011, she successively served as a supervisor and as a director of our legal affairs department. From 2006 to 2007, Ms. Qi worked as the executive secretary to the chairman of our board of directors. Ms. Qi received a bachelor’s degree in law from University of Science and Technology Beijing in 2002 and received a master’s degree in law from the University of Hertfordshire in 2005.

Mr. Yong Yang () has served as our vice president for development since 2015. Mr. Yang worked with our company as a regional manager from 2013 to 2015 and as a regional deputy manager from 2012 to 2013. In 2012, he served as our regional director of the Southern Anhui Region. From 2011 to 2012, Mr. Yang worked with our company as a regional manager and a development specialist. From 2011 to 2010, he worked successively as a deputy manager and then manager of our Anhui branch. From 2007 to 2009, Mr. Yang served as assistant general manager of the Hefei branch of Homeinns Hotels Co., Ltd. Mr. Yang studied economic management at the College of Economics and Management at the Anhui Administration Institute and graduated in 2004.

B.	Compensation

For the year ended December 31, 2018, we paid an aggregate of approximately US$0.7 million in cash to our executive officers and directors.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the employee, including but not limited to a conviction to a felony, or willful gross misconduct by the employee in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the employee is generally entitled to a severance pay of at least one month’s salary.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques. Moreover, each of our executive officers has agreed that during the term of his or her employment with us and three years thereafter: (i) not to serve, invest or assist in any business that competes with our business; and (ii) not to solicit any of our officers, directors, employees or agents.

Share Incentive Plan

2018 Share Incentive Plan

In January 2018, our board of directors adopted our 2018 share incentive plan to attract and retain personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The 2018 share incentive plan provides for the grant of options, restricted shares and restricted share units, collectively referred to as awards. Our board of directors has authorized the issuance of up to 9,000,000 Class A ordinary shares upon exercise of awards granted under our 2018 share incentive plan.

Plan Administration

The compensation committee of our board of directors, or before the compensation committee is established, the chairman of our board of directors, will administer the 2018 share incentive plan. The compensation committee or the chairman of the board of directors, as appropriate, will determine the participants to receive awards, the type and number of awards to be granted and the terms and conditions of each award grant.

Award Agreements

Awards granted under our 2018 share incentive plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Transfer Restrictions

The right of a grantee in an award granted under our 2018 share incentive plan may not be transferred in any manner by the grantee other than by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Option Exercise

The term of options granted under the 2018 share incentive plan may not exceed six years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

Acceleration upon a Change of Control

If a change of control of our company occurs, the award agreement may provide for acceleration of the vesting of the awards pursuant to the agreement. Our compensation committee or our board of directors may (i) cancel the awards for fair market value, (ii) provide for issuance of substitute awards or (iii) provide that for at least 15 days prior to the change of control the awards shall be exercisable as to all shares subject thereto and such awards shall terminate after the change of control.

Termination and Amendment

Unless terminated earlier, our 2018 share incentive plan will expire after ten years. Our board of directors has the authority to amend or terminate our 2018 share incentive plan, subject to shareholder approval to the extent necessary to comply with applicable law. Shareholders’ approval is required for any amendment to the 2018 share incentive plan that (i) increases the number of ordinary shares available under the 2018 share incentive plan or changes the maximum number of shares for which awards may be granted to any participant or, (ii) diminish any of the rights of the participant under any award previously granted to such participant under the plan without such participant’s consent.

Granted Options

Our board of directors has only granted options to participants in our 2018 share incentive plan. In January 2018, we granted 1,703,000 options to purchase our Class A ordinary shares to certain of our employees and directors. All of these options were subject to applicable vesting schedules. As of the date of the annual report, there were (i) 1,591,500 Class A ordinary shares issuable upon the exercise of outstanding options and (ii) 7,408,500 Class A ordinary shares reserved for future issuance. The table below summarizes, as of the date of this annual report, the options we have granted to our directors and executive officers under our 2018 share incentive plan.

Name	Number of shares underlying options granted	Exercise price (US$ per share)		Grant date	Expiration date
Alex S. Xu	*	14.00	(1)	January 15, 2018	January 15, 2024
Gregory James Karns	*	14.00	(1)	January 15, 2018	January 15, 2024
		12.00	(2)	January 15, 2018	January 15, 2024
Akira Hirabayashi	*	14.00	(1)	January 15, 2018	January 15, 2024
Bingwu Xie	*	14.00	(1)	January 15, 2018	January 15, 2024
Dong Li	*	14.00	(1)	March 13, 2018	March 13, 2024
Yiping Yang	*	16.00		January 15, 2018	January 15, 2024
Xin Yue Jasmine Geffner	*	12.00		January 15, 2018	June 29, 2019
Wen Qi	*	12.00		January 15, 2018	January 15, 2024
Yong Yang	*	12.00		January 15, 2018	January 15, 2024

*	Less than 1% of our total shares outstanding.
(1)	Equals to the public offering price. For services as directors of our Company.
(2)	For services as general counsel of our Company.

C.	Board Practices

Board of Directors

A company of which more than 50% of the voting power is held by a single person or entity is considered a “controlled company” under the NYSE Listed Company Manual. A controlled company need not comply with the NYSE corporate governance rules requiring a board of directors to have a majority of independent directors, to have an independent compensation committee, and to have independent nomination/corporate governance committees. As long as GTI or Mr. Alex S. Xu owns at least 50% of the voting power of our company, we will be a “controlled company” as defined under the NYSE Listed Company Manual. We have no current intention to rely on the controlled company exemption.

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. As a foreign private issuer, we are permitted to follow home country corporate governance practices under the Corporate Governance Rules of the New York Stock Exchange.

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Bingwu Xie, Akira Hirabayashi and Dong Li. Bingwu Xie is the chairman of our audit committee. Dong Li satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Bingwu Xie, Akira Hirabayashi and Dong Li satisfies the requirements for an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange, or the NYSE, and to meet the criteria for independence set forth in Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee consists solely of independent directors.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

•	selecting, and evaluating the qualifications, performance and independence of, the independent auditor;
•	pre-approving or, as permitted, approving auditing and non-auditing services permitted to be performed by the independent auditor;
•	considering the adequacy of our internal accounting controls and audit procedures;

•	reviewing with the independent auditor any audit problems or difficulties and management’s response;
•	reviewing and approving related party transactions between us and our directors, senior management and other persons specified in Item 6B of Form 20-F;
•	reviewing and discussing the quarterly financial statements and annual audited financial statements with management and the independent auditor;
•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	meeting separately, periodically, with management, internal auditors and the independent auditor; and
•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Gregory James Karns, Alex S. Xu and Bingwu Xie. Gregory James Karns is the chairman of our compensation committee. Bingwu Xie satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Corporate Governance Rules.

Our compensation committee will be responsible for, among other things:

•	reviewing, evaluating and, if necessary, revising our overall compensation policies;
•	reviewing and evaluating the performance of our directors and executive officers and determining the compensation of our directors and executive officers;
•	reviewing and approving our executive officers’ employment agreements with us;
•	determining performance targets for our executive officers with respect to our incentive compensation plan and share incentive plan;
•	administering our share incentive plan in accordance with the terms thereof; and
•	carrying out such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Alex S. Xu, Akira Hirabayashi and Gregory James Karns. Alex S. Xu is the chairman of our nominating and corporate governance committee. Akira Hirabayashi satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Corporate Governance Rules.

Our nominating and corporate governance committee will be responsible for, among other things:

•	selecting the board nominees for election by the shareholders or appointment by the board;
•	periodically reviewing with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
•

advising the board periodically with regards to significant developments in corporate governance law and practices as well as our compliance with applicable laws and regulations, and making recommendations to the board on corporate governance matters.

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in good faith and in a manner they believe to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by any of our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our amended and restated memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her initial term of four years from the completion of our initial public offering. A director will cease to be a director if, among other things, the director (i) dies, or becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Members of our board of directors will be nominated by the nominating and corporate governance committee of the board. Director nominees will be elected by a simple majority vote of shareholders at our annual general meeting.

D.	Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share Ownership

The following table sets forth information with respect to beneficial ownership of our shares as of December 31, 2018 by:

•	each of our directors and executive officers;
•	our directors and executive officers as a group; and
•	GTI, which is the only shareholder known to us to own beneficially 5.0% or more of our shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option or other right or the conversion of any other security.

The calculations in the table below are based on (i) 66,789,300 Class A ordinary shares and (ii) 34,762,909 Class B ordinary shares outstanding as of December 31, 2018.

	Ordinary Shares Beneficially Owned		Percentage of Votes Held
	Number	%	%
Directors and Executive Officers:
Alex S. Xu(1)	91,352,209	90.0	94.0
Gregory James Karns	*	*	*
Akira Hirabayashi	*	*	*
Bingwu Xie	*	*	*
Dong Li	*	*	*
Yiping Yang	*	*	*
Wen Qi	*	*	*
Yong Yang	*	*	*
All directors and executive officers as a group	91,352,209	90.0	94.0
Principal Shareholder:
GreenTree Inns Hotel Management Group, Inc.(2)(3)(4)	91,352,209	90.0	94.0

Notes:

*	Beneficially owns less than 1% of our outstanding shares.
(1)

Represents (i) 56,589,300 Class A ordinary shares and (ii) 34,762,909 Class B ordinary shares held by GTI. Mr. Alex S. Xu is considered to beneficially own all the shares held by GTI by virtue of (i) his director position on GTI’s 3-member board of director; and (ii) his 83.9% voting power in GTI. As a result, Mr. Alex S. Xu has the power to (i) vote, or to direct the voting of, and (ii) dispose, or to direct the disposition of, all the shares held by GTI.

(2)

GTI has pledged 26% of the shares of our company to Pudong Development Bank. See “Risk Factors — Risks Related to the ADSs and this offering — GTI has pledged 26% of our ordinary shares to Pudong Development Bank, and following the completion of this offering will be required to pledge additional ordinary shares. If Pudong Development Bank forecloses on these shares, the market price of our ADSs could decline.” Immediately after the completion of this offering, 84.7% of our Class A ordinary shares and 100% of our Class B ordinary shares will be owned by GTI, our parent company. Subsequently, GTI intends to register and distribute to each of its shareholders not more than 60% of the number of our shares that represent the percentage of such shareholder’s ownership in GTI as of the closing date of this offering. As a condition to receive our shares, GTI’s shareholders will be required to enter into lock-up agreements with us to agree, among others, not to offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, grant any right or warrant to purchase, lend, make any short sale, file a registration statement, or make any demand for or exercise any right to file a registration statement, under the Securities Act or otherwise dispose of any of our shares prior to the expiry of a six-month period following the date of this annual report. The number of our shares subject to such lock-up agreements will be reduced by 25% at the end of the six month period following the date of this annual report and each six month period thereafter through the two-year anniversary of the date of this annual report.

(3)

GTI’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three (3) votes per share. Currently, GTI has 33,414,026 Class A ordinary shares and 57,938,182 Class B ordinary shares issued and outstanding.

(4)

Mr. Alex S. Xu, directly or indirectly through entities controlled by him, holds 57,938,182 Class B ordinary shares of GTI, including (a) 36,340,682 Class B ordinary shares of GTI held by Mr. Xu’s family trust, for which Mr. Xu and his wife are settlors and trustees and accordingly, Mr. Xu has voting and dispositive control, (b) 17,047,500 Class B ordinary shares of GTI held by GreenTree Hotel Management, Inc., a company incorporated in Samoa and to which Mr. Xu is the sole shareholder and exercises sole voting and dispositive control, and (c) 4,550,000 Class B ordinary shares of GTI held by Keystone Pacific, LLC, a California limited liability company whose sole members are Mr. Xu, individually, and Mr. Xu’s family trust, and accordingly to which Mr. Xu exercises voting and dispositive control, which in the aggregate result in Mr. Xu’s 83.9% voting power in GTI. Mr. Kent Chien Te Wu directly or indirectly through entities controlled by him, holds 10,266,667 Class A ordinary shares of GTI, including (a) 9,666,667 Class A ordinary shares of GTI through Wu Green Tree Limited Partnership, a California limited partnership (“Wu Green Tree”), and (b) 600,000 Class A ordinary shares of GTI individually. The business office of Mr. Wu and Wu Green Tree is 260 Newport Center Drive, Newport Beach, CA 92660. The voting and dispositive power over the Class A ordinary shares of GTI held by Wu Green Tree are controlled by the two general partners of Wu Green Tree, Kent Chien Te Wu, and Maggie Tzu Chiang Wu, his wife, and accordingly Mr. Wu has the power to (i) vote, or direct the voting of, and (ii) dispose, or direct the disposition of, all GTI shares held by Wu Green Tree. Other than Mr. Xu and Mr. Wu, no other shareholder is known to us to own beneficially 5.0% or more of the shares of GTI.

To our knowledge, as of December 31, 2018, 10,200,000 Class A ordinary shares or 10.0% of our outstanding ordinary shares were held by record holders in the United States, including Deutsche Bank Trust Company Americas, the depositary bank for our ADR program. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

GTI acquired its shares in offerings that were exempted from registration under the Securities Act of 1933, as amended, or the Securities Act, because such offerings involved either private placements or offshore sales to non-U.S. persons.

We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership”

B.	Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Transactions with Related Parties

Guarantee for APAM Holdings, LLC

In connection with the plan of APAM Holdings, a hotel project management company wholly owned by Alex S. Xu, our chairman and chief executive officer, to invest in hotel assets in the United States, we entered into a guarantee arrangement with China Everbright Bank and The Bank of East Asia Limited, under which we made a deposit of RMB with the former bank in order for the latter bank to issue a credit line to be utilized by APAM Holdings for its investment in Bayshore, a hotel project development company wholly owned by Alex S Xu. We deposited cash of RMB65 million into a collateral account at China Everbright Bank, which was replaced with a deposit of RMB70 million in 2016, pursuant to the guarantee arrangement. The amount of RMB70 million was included in “restricted cash” in our consolidated balance sheets as of December 31, 2016. In 2017, the guarantee was released and our cash deposit was released from the collateral account.

In addition, we provided two loans to Bayshore in each of 2012 and 2013, in the aggregate amount of US$1,250,000. These loans were fully repaid by Bayshore in 2017.

Transactions with GTI

In December 2016, in connection with GTI’s plan to acquire certain assets unrelated to GTI’s hotel business, currently form the principal assets of GreenTree Hospitality, cash of RMB110 million was put up as performance bond in December 2016. Such amount was classified as our restricted cash as of December 31, 2016.

In March 2017, GTI obtained an Euro-denominated loan of approximately RMB900 million from Pudong Development Bank, as part of GTI’s acquisition financing plan. As required by Pudong Development Bank, a restricted cash collateral of RMB900 million was made by GTI to secure the bank loan. Upon its formation, GreenTree Hospitality is also liable to maintain such restricted cash collateral account to secure GTI’s obligations under the bank loan.

In April 2017, the performance bond of RMB110 million was released upon completion of the acquisition. In July 2017, RMB120 million of the collateral was replaced by GTI with cash from one of its subsidiaries that is not part of our group, thereby releasing a corresponding amount of our cash from the restricted cash account. In December 2017, GTI repaid RMB340 million of the loan in two installments, and approximately RMB560 million of the bank loan remains outstanding. GTI has also replaced the remaining cash collateral of RMB780 million with 20% of equity interest in our company and a personal guarantee from Mr. Alex S. Xu. As a result, our cash of RMB780 million was released from the restricted cash account. The personal guarantee from Mr. Alex S. Xu was released upon the completion of our initial public offering, in accordance with the terms of the contract.

Transactions with CYTS Shanghai Jinyuhao International Hotel Co. Ltd.

CYTS Shanghai Jinyuhao International Hotel Co. Ltd., or JYH, is a company that owns a hotel building with a plan to develop an up-scale hotel. With an intention to invest in JYH, we made a loan to JYH in 2014 and subsequently procured approximately 25.8% of JYH’s equity interest in the same year. JYH also made advances to us for working capital needs in 2014 and 2015. In 2016, we repaid the advances in the amount of RMB14.2 million. In August 2016, we sold our equity interest in JYH to Shanghai Yongjin Property Management Co., Ltd. for a total consideration of RMB129.7 million, and JYH ceased to be our related party. JYH settled all outstanding amounts owed and due to be repaid to us in 2018.

Transactions with Tianjin GreenTree Tianbao Hotel Management Co., Ltd.

We own 50% of equity interest in Tianjin GreenTree Tianbao Hotel Management Co., Ltd., or Tianbao, one of our franchisees. In 2016, 2017 and 2018, we generated franchise fee revenue from Tianbao of RMB0.5 million, RMB0.4 million and RMB0.4 million (US$0.1 million), respectively. When guests book hotel rooms through our central reservation system and opt for prepay for the stay, we collect the payment first and settle with our franchisees on a monthly basis. The RMB473.0 thousand and RMB64.6 thousand (US$9.4 thousand) as of December 31, 2017 and 2018, respectively represents the prepaid payment we collected for and to be settled with Tianbao.

Transactions with Yancheng Zexin Hotel Management Co., Ltd.

In July of 2018, we purchased an additional 1% equity interest in Yancheng Zexin Hotel Management Co., Ltd., or Zexin, and our equity interest in Zexin increased to 51%. As a result, Zexin became our consolidated subsidiary and ceased to be a related party of ours. In 2016 and 2017, we generated franchise fee revenue from Zexin of RMB152.3 thousand and RMB232.8 thousand (US$35.8 thousand), respectively. As of December 31, 2016, the RMB0.5 million represents franchise fees advance from Zexin. In 2017, we made a loan to Zexin. The outstanding amount of the loan as of December 31, 2017 was RMB3.5 million (US$0.5 million).

Transactions with Napa Infinity Winery (Shanghai) Inc.

Napa Infinity Winery (Shanghai) Inc., or Napa, is a wine distributor controlled by the brother of Mr. Alex S. Xu. We made advances to Napa for working capital purposes from time to time. In 2016, we made advances of RMB0.4 million, to Napa, and the outstanding balances of such advances amounted to RMB4.0 million. In 2017, we made purchases of wine with Napa in the aggregate amount of RMB4.0 million (US$0.6 million), which was settled by offering the advances we made to Napa.

Transactions with Pacific Hotel Management (Rongcheng) Co., Ltd.

Pacific Hotel Management (Rongcheng) Co., Ltd., or Rongcheng, is a foreign invested company whose legal representative is the brother of Mr. Alex S. Xu. We made advances to Pacific Hotel Management (Rongcheng) Co., Ltd., or Rongcheng, an investment company owning a commercial building, from time to time for working capital purposes, including paying for local taxes and charges. In 2016, we made advances of RMB0.1 million, and the outstanding balances of such advances were RMB0.1 million. Rongcheng settled these advances with us in 2017.

Transactions with 519 Information Technology (Shanghai) Inc.

519 Information Technology (Shanghai) Inc., or 519, is a wine distributor controlled by the brother of Mr. Alex S. Xu, and we purchase wine to be consumed at our hotels. As of December 31, 2016, the RMB4,100 (US$591) due to 519 represents the outstanding payment for the wine we purchased. The amount was settled in 2017.

Transactions with Ms. Yan Zhang

Ms. Yan Zhang was a senior officer of our company. In 2016, we lent Ms. Zhang RMB150.0 million to set up a company as part of the deal structure in an investment by GTI. The loan is unsecured and bear an annual interest rate of 3.5% and is repayable upon demand before December 31, 2017. In 2016 and 2017, Ms. Zhang repaid RMB30.0 million and RMB128.1 million, respectively and we recorded interest income of RMB4.6 million and RMB3.5 million (US$0.5 million) for the respective years. The loan was fully repaid in 2017.

In July 2017, we entered into a share transfer agreement with a company controlled by Ms. Zhang to sell its 45.29% equity interest in Wiselong Enterprise Management Co., Ltd., for a cash consideration of RMB23.4 million (US$3.6 million). We recognized a disposal gain of RMB1.6 million (US$0.3 million) in 2017. Ms. Yan Zhang ceased to be a related party of ours subsequent to her resignation on December 5, 2017.

Transactions with Steigenberger (Beijing) Hotel Management Co., Ltd.

Steigenberger (Beijing) Hotel Management Co., Ltd., or Steigenberger, is an equity investee of ours. In 2017, we made a loan to Steigenberger, and the outstanding amount of such loan as of December 31, 2017 and 2018 was RMB225.0 thousand (US$32.7 thousand).

Transactions with Shiquanmeiwei (Beijing) Catering and Management Co., Ltd. (“Shiquanmeiwei”)

Shiquanmeiwei (Beijing) Catering and Management CO., Ltd., or Shiquanmeiwei, is a Catering management company controlled by GTI. In 2018, we prepaid rental for Shiquanmeiwei, and the outstanding amount due from Shiquanmeiwei as of December 31, 2018 was RMB3,600.

Transactions with Shanghai JYHM Restaurant Management Co., Ltd. (“JYHM”)

Shanghai JYHM Restaurant Management Co., Ltd., or JYHM, is a restaurant management company controlled by GTI. In 2018, we collected rental from JYHM in advance, and the outstanding amount due to JYHM as of December 31, 2018 was RMB221,028.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18 for a list of our annual consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy and Distributions

In December 2017, we declared a cash dividend of RMB588.4 million. RMB548.7 million of the cash dividend was paid in December 2017, and the remainder was paid in 2018. In February and March 2018, we declared a cash dividend of US$23.0 million and US$2.6 million, respectively, and we intend to pay such cash dividend to GTI, our shareholder, upon the receipt of relevant internal and other approvals. In January 2019, we declared a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on February 6, 2019 were entitled to such cash dividend, and we paid such dividend in full in February 2019. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. To the extent we have excess cash available for which we do not have any other immediate need, such as growing our business or pursuing merger or acquisition opportunities, our board of directors plans to pay a cash dividend of US$0.20 per ordinary share, or US$0.20 per ADS, per year going forward. However, our board of directors has discretion as to whether to distribute any future dividends, subject to certain requirements of Cayman Islands law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We may not pay further dividends to our public shareholders in the foreseeable future, so you should rely on price appreciation of our ADSs for return on your investment.”

Our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our directors decide to pay dividends, the form, frequency and amount of dividends will be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares will be paid in U.S. dollars.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute dividends to our shareholders and ADS holders, we may need to rely on dividends distributed by our subsidiaries in China. Distributions from our subsidiaries in China to us may be subject to various local taxes, such as withholding tax. In addition, regulations in China currently permit payment of dividends of a Chinese company only out of accumulated distributable after-tax profits as determined in accordance with its articles of association and the accounting standards and regulations in China.

B.Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

Our ADSs, each representing one of our Class A ordinary shares, have been listed on the New York Stock Exchange since March 27, 2018 under the symbol “GHG.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our Class A ordinary shares, have been trading on the New York Stock Exchange since March 27, 2018 under the symbol “GHG.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum and articles of association contained in our Form F-1 registration statement (File No. 333-223261), as amended, initially filed with the Securities and Exchange Commission on February 27, 2018. Our shareholders adopted our amended and restated memorandum and articles of association on March 11, 2018.

C.	Material Contracts

In the past three fiscal years, we have not entered into any material contracts other than in the ordinary course of business or other than those described elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Foreign Currency Exchange.”

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividends or capital to any holder of our shares or ADSs, nor will gains derived from the disposal of our shares or ADSs be subject to Cayman Islands income or corporation tax. No stamp duty is payable in respect of the issue of our shares or on an instrument of transfer in respect of our shares.

Pursuant to Section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary of the Cayman Islands:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and
(2)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(i)	on or in respect of the shares, debentures or other obligations of our company; or
(ii)	by way of the withholding in whole or in part of any relevant payment as defined in section 6(3) of the Tax Concessions Law (2011 Revision).

The undertaking is for a period of twenty years from November 3, 2017.

People’s Republic of China Taxation

Income Tax and Withholding Tax

In March 2007, the National People’s Congress of China enacted the PRC Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008 and was amended on December 29, 2018.

The EIT Law applies a uniform 25% enterprise income tax rate to PRC resident enterprises, including both foreign-invested enterprises and domestic enterprises. The EIT Law imposes an enterprise income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “nonresident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax rate. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered a “non-resident enterprise” under the EIT Law.

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body.” STA issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China, which include: (a) the location where senior management members responsible for an enterprise’s daily operations discharge their duties; (b) the location where financial and human resource decisions are made or approved by organizations or persons; (c) the location where the major assets and corporate documents are kept; and (d) the location where more than half (inclusive) of all directors with voting rights or senior management have their habitual residence. In addition, the STA issued the Administrative Measures on Income Taxes of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial Implementation), or Tax Trial Measures, on July 27, 2011, effective September 1, 2011, providing more guidance on the implementation of Circular 82. The Tax Trial Measures clarify matters including resident status determination, post-determination administration and competent tax authorities. Both Circular 82 and the Tax Trial Measures apply only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and are not applicable to our case. But the determining criteria set forth in Circular 82 and the Tax Trial Measures may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. As such, it is still unclear if the PRC tax authorities would determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC “resident enterprise.”

While we do not currently consider our company or any of our overseas subsidiaries to be a China resident enterprise, there is a risk that the PRC tax authorities may deem our company as a PRC resident enterprise since a substantial majority of the members of our management team are located in China, in which case we would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the Chinese tax authorities determine that we are a resident enterprise, non-PRC shareholders and ADS holders may be subject to PRC withholding tax upon dividends payable by us and gains on the sale of ordinary shares or ADSs may be subject to a PRC income tax. Any such PRC tax would generally be imposed at a rate of 10% in the case of a non-PRC enterprise holder and at a rate of 20% in the case of a non-PRC individual holder unless such holder is eligible for the benefits of a tax treaty that provides for a reduced rate. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Under the EIT Law, enterprises qualified as HNTEs enjoy a preferential income tax rate of 15%, rather than the uniform income tax rate of 25% which otherwise would apply. Shanghai Evergreen Technology Co., Ltd. has qualified as an HNTE for the period of 2017 until now under the EIT Law, and has been subject to the preferential income tax rate of 15% during such period.

Value-added Tax

On March 23, 2016, the Ministry of Finance of China and the State Administration of Taxation of China jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, which became effective on May 1, 2016. Subsequent to the effectiveness of Circular 36, most of our PRC subsidiaries’ business will be subject to value-added tax, or VAT, at a rate of 6% and they would be permitted to offset input VAT by providing valid VAT invoices received from vendors against their VAT liability.

According to Circular 36, the entities and individuals providing the services within the PRC shall be subject to VAT. The services are treated as being provided within the PRC where either the service provider or the service recipient is located in the PRC. The services subject to VAT include the provision of financial services such as transferring financial instruments. Based on the definition of “financial instruments” under Circular 36, the ADSs and/ shares are likely to be treated as financial instruments. As such, where a holder of the ADSs and/ shares who is an entity or individual located outside of the PRC re-sells the ADSs and/ shares to an entity or individual located outside of the PRC and derives any gain, since neither the service provider nor the service recipient is located in the PRC, theoretically Circular 36 does not apply and the buyer does not have the obligation to withhold the VAT or the local levies. However, there is uncertainty as to the applicability of VAT if either the seller or buyer of ADSs and/ shares is located within the PRC.

Material U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs and shares as of the date hereof. This summary is only applicable to ADSs and shares held as capital assets by a U.S. Holder (as defined below).

As used herein, the term “U.S. Holder” means a beneficial owner of our ADSs or shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the U.S.;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•

a trust if it (i) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•	a dealer in securities or currencies;
•	a financial institution;
•	a regulated investment company;
•	a real estate investment trust;
•	an insurance company;
•	a tax-exempt organization;
•	a person holding our ADSs or shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
•	a person required to accelerate the recognition of any item of gross income with respect to our ADSs or shares as a result of such income being recognized on an applicable financial statement;
•	a trader in securities that has elected the mark-to-market method of accounting for your securities;
•	a person liable for alternative minimum tax;
•	a person who owns or is deemed to own 10% or more of our stock by vote or value;
•	a partnership or other pass-through entity for U.S. federal income tax purposes; or
•	a person whose “functional currency” is not the U.S. dollar.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our ADSs or shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-U.S. tax laws. If you are considering the purchase, ownership or disposition of our ADSs or shares, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying shares that are represented by such ADSs. Accordingly, deposits or withdrawals of shares for ADSs will not be subject to U.S. federal income tax.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of any distributions on the ADSs or shares (including any amounts withheld to reflect Chinese withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the U.S. Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the U.S. Thus, subject to the discussion under “— Passive Foreign Investment Company” below, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rate. Since we do not expect that our shares will be listed on an established securities market in the U.S., we do not believe that dividends that we pay on our shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Consequently, there can be no assurance that dividends paid on our ADSs will continue to be afforded the reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the U.S. In the event that we are deemed to be a China resident enterprise under the Chinese tax law (see “Item 10. Additional Information—E. Taxation — People’s Republic of China Taxation” above), we may be eligible for the benefits of the income tax treaty between the U.S. and China, or the Treaty. In that case, dividends we pay on our shares would be eligible for the reduced rates of taxation whether or not the shares are readily tradable on an established securities market in the U.S., and whether or not the shares are represented by ADSs. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see “— Passive Foreign Investment Company” below).

In the event that we are deemed to be a Chinese resident enterprise under the Chinese tax law, you may be subject to Chinese withholding taxes on dividends paid to you with respect to the ADSs or shares. See “Item 10. Additional Information—E. Taxation — People’s Republic of China Taxation.” In that case, subject to certain conditions and limitations (including a minimum holding period requirement), Chinese withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or shares will be treated as foreign source income and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisor regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution ordinarily would be treated, first, as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or shares), and, second, the balance in excess of adjusted basis generally would be taxed as capital gain recognized on a sale or exchange. However, we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that distributions will generally be reported to the Internal Revenue Service, or IRS, and taxed to you as dividends (as discussed above), even if they might ordinarily be treated as a tax-free return of capital or as capital gain.

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or
•	at least 50% of the value (based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), as well as gains from the sale of assets (such as stock) that produce passive income, foreign currency gains, and certain other categories of income. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of determining whether we are a PFIC, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not expect to be a PFIC for 2019 or the foreseeable future, although there can be no assurance in this regard, since the determination of our PFIC status cannot be made until the end of a taxable year and depends significantly on the composition of our assets and income throughout the year.

It is unclear, however, whether we were a PFIC for 2018. If a CFC is a “publicly traded corporation” for the taxable year, the PFIC asset test is applied based on the value of the CFC’s assets. Otherwise, the asset test is applied based on the adjusted tax bases of the CFC’s assets as determined for the purposes of computing earnings and profits under U.S. federal income tax principles. We were a CFC in 2018, and while we became a publicly traded corporation sometime close to the end of our first quarter in 2018, it is unclear how the asset test should apply to us in respect of 2018, as it is not clear how the asset test should be applied to a CFC in respect of its taxable year in which it becomes a publicly traded corporation (specifically, it is not clear whether the CFC can be treated as a “publicly traded corporation” for the taxable year). If we are not treated as a publicly traded corporation for 2018, there is a significant risk that we will be treated as a PFIC for 2018. You should consult your tax advisors about how to apply the asset test with respect to us for the 2018 taxable year.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. For taxable years in which we are treated as a publicly traded corporation, or for which we are no longer a CFC, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change. Therefore, a decrease in the market value of our ADSs may also result in us becoming a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or shares, and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or shares,
•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or shares (even if we do not qualify as a PFIC in any subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your tax advisor about this election.

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or shares provided such ADSs or shares are treated as “marketable stock.” The ADSs or shares generally will be treated as marketable stock if the ADSs or shares are “regularly traded” on a “qualified exchange or other market” (within the meaning of the applicable Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the shares will be listed on the New York Stock Exchange. Consequently, if you are a holder of shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC, you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

A different election, known as the “qualified electing fund” or “QEF” election is generally available to holders of PFIC stock, but requires that the corporation provide the holders with a “PFIC Annual Information Statement” containing certain information necessary for the election, including the holder’s pro rata share of the corporation’s earnings and profits and net capital gains for each taxable year, computed according to U.S. federal income tax principles. We do not intend, however, to determine our earnings and profits or net capital gain under U.S. federal income tax principles, nor do we intend to provide U.S. Holders with a PFIC Annual Information Statement. Therefore, you should not expect to be eligible to make this election.

If we are a PFIC for any taxable year during which you hold our ADSs or shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file IRS Form 8621 if you hold our ADSs or shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ADSs or shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or shares in an amount equal to the difference between the amount realized for the ADSs or shares and your adjusted basis in the ADSs or shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or shares for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. However, if we are treated as a Chinese resident enterprise for Chinese tax purposes and Chinese tax is imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as foreign source gain. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as foreign source, then you may not be able to use the foreign tax credit arising from any Chinese tax imposed on the disposition of our ADSs or shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). You are urged to consult your tax advisors regarding the tax consequences if any Chinese tax is imposed on gain on a disposition of our ADSs or shares, including the availability of the foreign tax credit and the election to treat any gain as foreign source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or shares and the proceeds from the sale, exchange or other disposition of our ADSs or shares that are paid to you within the U.S. (and in certain cases, outside the U.S.), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed this annual report on Form 20-F, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York, and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room for information.

The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this annual report.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash which is mostly held in interest bearing bank deposits. As of December 31, 2018, substantially all of our cash and cash equivalents were held in major financial institutions located in China. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to hedge interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Equity Price Risk

We are exposed to equity price risk on our common stock holdings. As of December 31, 2018, we had trading securities of RMB307.7 million (US$44.8 million), primarily common stock in 22 Chinese companies which are listed on China A-Share market. The common stock holdings are exposed to price fluctuations. Assuming a 1.0% decrease of share prices, the market value of the common stock holdings would have decreased to RMB304.6 million.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of ordinary shares and proceeds from this offering. As of December 31, 2018, the amount of our cash and cash equivalents denominated in U.S. dollars was US$106.9 million and the amount of our cash and cash equivalents denominated in RMB was RMB532.4 million, and all our short-term investments of RMB685.5 million were denominated in RMB.

We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China, or the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the Renminbi has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. In 2017, however, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2018, the RMB depreciated approximately 5.7% against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

In March 2018, we appointed Deutsche Bank Trust Company Americas, or Deutsche Bank, as the depositary bank for our ADR program. We entered into a deposit agreement with Deutsche Bank, as depositary, and all holders from time to time of our ADRs on March 26, 2018.

Fees and Charges

An ADS holder will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service	Fees

•   To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS issued
• Depositary services	Up to US$0.05 per ADS held per annum on the applicable record date(s) established by the depositary bank

An ADS holder, will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.
•	Expenses for cable, telex and fax transmissions and for delivery of securities.
•

Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
•	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.
•	Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Deutsche Bank Trust Company Americas, as depositary may make payments to us or reimburse us for certain costs and expenses upon such terms and conditions as we and the depositary bank agree from time to time.

Payments by Depositary

During the year ended December 31, 2018, we received aggregate payments from the depositary amounting to USD$1,463,700 after tax.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2016, 2017 and 2018.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.	Modifications of Rights

See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

E.	Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-223261) in relation to our initial public offering, which was declared effective by the SEC on March 26, 2018. In March 2018, we completed our initial public offering in which we issued and sold 10,200,000 ADSs, representing 10,200,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$133.5 million, which net of underwriting discounts and commissions. Morgan Stanley & Co. International plc, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC were the representatives of the underwriters for our initial public offering.

For the period from March 26, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2018, we used approximately US$4.4 million of the net proceeds from our initial public offering for payment of expenses relating to our initial public offering. We still intend to use the remainder of the net proceeds from our initial public offering for general corporate purposes in line with our strategies, including (i) the organic expansion of our hotel chain and the improvement of existing hotel properties, including conversion of existing leased-and-operated hotels to new brands, including Gme, Gya and VX, (ii) potential acquisitions of domestic and overseas operators that will complement our operations and accelerate our expansion plan, and (iii) working capital and other general corporate purposes, including marketing and upgrading our IT system.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, as of December 31, 2018, our management has concluded that our disclosure controls and procedures were not effective as of December 31, 2018 because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control over Financial Reporting

In connection with the preparation and external audit of our consolidated financial statements as of and for the years ended December 31, 2015, 2016 and 2017, we and our auditors, an independent registered public accounting firm, noted one material weakness in our internal control over financial reporting. The material weakness identified related to insufficient accounting expertise necessary to comply with U.S. GAAP and SEC reporting and compliance requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting as we and they will be required to do after we become a public company. In light of the material weakness that were identified as a result of the limited procedures performed, we believe it is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies would have been identified.

After identifying the material weakness, we implemented measures designed to improve our financial control over financial reporting through (i) arranging appropriate U.S. GAAP training for all relevant accounting personnel; (ii) preparing a comprehensive set of accounting policies and procedures manual, making such manual readily accessible to guide the day-to-day operations of our accounting and finance personnel to ensure the timely and consistent accounting application; (iii) implementing a formal review process for the financial statement close process; and (iv) establishing an internal audit department to review our internal control processes, policies and procedures to ensure compliance with the Sarbanes-Oxley Act.

Because such remediation measures were not fully implemented, our management concluded that the material weakness still existed as of December 31, 2018. We expect to complete the measures discussed above and also to take actions in (i) continue to recruit experienced personnel with relevant past experience working on U.S. GAAP and SEC reporting; (ii) improve monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of financial reporting; (iii) engage external experts to assist in non-recurring and complex transactions  by the end of 2019 and will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act.

However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors — Risks Related to Our Business — A material weakness in our internal control over financial reporting has been identified, and if we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.”

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors — Risks Related to Our Business — A material weakness in our internal control over financial reporting has been identified, and if we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.”

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

We intend to choose to take advantage of the extended transition period. As a result of this election, our financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

Changes in Internal Control over Financial Reporting

Except for the matters described above to improve our internal control over financial reporting, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Dong Li, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics, which is applicable to all of our directors, executive officers and employees, including our Chief Executive Officer and Chief Financial Officer. No changes have been made to the code of business conduct and ethics since its adoption and no waivers have been granted therefrom to our directors or employees. We have filed our code of business conduct as an exhibit to our F-1 registration statement (File No. 333-223261), as amended, initially filed with the Securities and Exchange Commission on February 27, 2018, and a copy is available to any shareholder upon request. This code of business conduct and ethics is also available on our website at http://ir.998.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Hua Ming LLP has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2018, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, for the years indicated.

	For the Years Ended December 31,
	2017	2018
	(In thousands of US dollars)
Audit Fees	488	469
Tax Fees	—	—
All Other Fees	—	81
Total	488	550

Pre-Approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and other services, as described above.

All audit and non-audit services performed by Ernst & Young Hua Ming LLP must be pre-approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing eight ordinary shares, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

•

In respect of independent directors on our Board of Directors: Only three of our five directors are independent directors: As our home country practice does not require a majority of our Board of Directors to be independent, three of our five directors are independent.

•

In respect of the oversight of our executive officer compensation and director nominations matters: As our home country practice does not require independent director oversight of executive officer compensation and director nomination matters, our compensation and nominating and corporate governance committees are not comprised solely of independent directors.

ITEM 16H.	MINE SAFETY

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of GreenTree Hospitality Group Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1

Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1 (File No. 333-223261), initially filed with the Securities and Exchange Commission on February 27, 2018).

2.1

Registrant’s Form of American Depositary Receipt evidencing American Depositary Shares (incorporated by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-223659), initially filed with the Securities and Exchange Commission on March 14, 2018 with respect to American depositary shares representing our Class A ordinary shares).

2.2

Registrant’s Specimen of Ordinary Share Certificate (incorporated by reference Exhibit 4.1 to our Registration Statement on Form F-1 (File No. 333-223261), initially filed with the Securities and Exchange Commission on February 27, 2018).

2.3

Form of Deposit Agreement between the Registrant and Deutsche Bank Trust Company Americas, as depositary (incorporated by reference to Exhibit (a) to our Registration Statement on Form F-6 (File No. 333-223659), initially filed with the Securities and Exchange Commission on March 14, 2018 with respect to American depositary shares representing our Class A ordinary shares).

4.1

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-223261), initially filed with the Securities and Exchange Commission on February 27, 2018).

4.2

Investment Agreement concerning Yibon Hotel Group Co., Ltd., among Yibon Hotel Group Co., Ltd., Shanghai Beifu Industrial Co., Ltd., KIP Growth Capital Fund No. 17, Korea Investment Global Frontier Fund No. 20, Rushi Co., Ltd. and the original shareholder of Yibon Group, dated April 5, 2017 (English Translation) (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-223261), initially filed with the Securities and Exchange Commission on February 27, 2018).

*8.1	List of Significant Subsidiaries of the Registrant

11.1

Code of Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-223261), initially filed with the Securities and Exchange Commission on February 27, 2018).

*12.1	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Principal Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Zhonglun W&D Law Firm

*101.INS	XBRL Instance Document.

Exhibit Number	Description of Exhibits

*101.SCH	XBRL Taxonomy Extension Schema Document.

*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

*101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GreenTree Hospitality Group Ltd.

By:	/s/ Alex S. Xu
	Name:	Alex S. Xu
	Title:	Chairman and Chief Executive Officer

Date:  April 30, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of GreenTree Hospitality Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GreenTree Hospitality Group Ltd. (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2012.

Shanghai, the People’s Republic of China

April 30, 2019

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2017	2018	2018
		RMB	RMB	USD
ASSETS	Notes
Current assets:
Cash and cash equivalents		161,963,665	1,264,025,785	183,844,925
Short-term investments		781,850,000	685,512,063	99,703,594
Trading securities		307,754,960	307,693,782	44,752,204
Accounts receivable, net of allowance for doubtful accounts of RMB4,714,042 and RMB6,433,215 (USD935,672) as of December 31, 2017 and 2018 respectively		53,882,894	64,864,184	9,434,104
Amounts due from related parties	19	3,248,692	228,600	33,248
Prepaid rent		4,292,472	4,478,413	651,358
Inventories		2,355,154	2,547,729	370,552
Other current assets		127,269,801	53,969,039	7,849,474
Loans receivable, net	4	6,600,000	67,196,568	9,773,335
Deferred tax assets	16	36,207,884	–	–
Total current assets		1,485,425,522	2,450,516,163	356,412,794
Amounts due from related parties	19	2,600,000	–	–
Restricted cash		3,000,000	3,300,000	479,965
Loans receivable, net	4	–	39,352,863	5,723,637
Property and equipment, net	5	96,669,251	222,389,573	32,345,222
Intangible assets, net	6	3,727,383	27,213,391	3,958,024
Goodwill	7	2,959,183	5,787,068	841,694
Long-term investments	8	122,508,832	112,219,460	16,321,644
Other assets	9	5,741,301	85,701,523	12,464,768
Deferred tax assets	16	33,351,457	67,909,969	9,877,095
TOTAL ASSETS		1,755,982,929	3,014,390,010	438,424,843
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	10	–	60,000,000	8,726,638
Accounts payable		7,293,341	9,182,058	1,335,475
Advance from customers		33,662,363	36,370,325	5,289,844
Amounts due to related parties	19	473,018	285,578	41,536
Salary and welfare payable		44,577,683	42,767,219	6,220,234
Deferred rent		2,916,205	4,421,427	643,070
Deferred revenue		109,101,986	153,389,895	22,309,635
Accrued expenses and other current liabilities	11	293,741,951	264,058,985	38,405,786
Income tax payable		103,830,578	104,988,638	15,269,964
Dividends payable		39,691,103	–	–
Deferred tax liabilities	16	27,745,951	–	–
Total current liabilities		663,034,179	675,464,125	98,242,182
Deferred rent		23,050,635	20,519,682	2,984,464
Deferred revenue		144,258,584	145,545,929	21,168,777
Other long-term liabilities	12	73,937,277	96,573,810	14,046,079
Deferred tax liabilities	16	5,797,260	43,538,624	6,332,430
Unrecognized tax benefits	16	113,299,633	169,619,409	24,670,120
Total liabilities		1,023,377,568	1,151,261,579	167,444,052
Commitments and contingencies	20

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED BALANCE SHEETS — (Continued)

		As of December 31,
		2017	2018	2018
		RMB	RMB	USD
Shareholders’ equity:	Notes
Class A ordinary shares (USD0.50 par value per share; 60,000,000 and 400,000,000 shares authorized as of December 31, 2017, 2018; 48,635,252 and 66,789,300 shares issued and outstanding as of December 31, 2017 and 2018)	13	160,189,926	217,421,867	31,622,699
Class B ordinary shares (USD0.50 par value per share; 200,000,000 and 100,000,000 shares authorized as of December 31, 2017, 2018; 42,716,957 and 34,762,909 shares issued and outstanding as of December 31, 2017 and 2018)	13	140,696,841	115,534,210	16,803,754
Additional paid-in capital		212,309,734	1,003,026,803	145,884,198
Retained earnings		223,134,889	456,398,812	66,380,454
Accumulated other comprehensive (loss) income		(4,086,149)	62,367,692	9,071,005
Total GreenTree Hospitality Group Ltd. shareholders' equity		732,245,241	1,854,749,384	269,762,110
Noncontrolling interests		360,120	8,379,047	1,218,681
Total shareholders’ equity		732,605,361	1,863,128,431	270,980,791
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,755,982,929	3,014,390,010	438,424,843

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,
		2016	2017	2018	2018
		RMB	RMB	RMB	USD
Revenues:	Notes
Leased-and-operated hotels		189,285,028	193,542,455	213,172,025	31,004,585
Franchised-and-managed hotels (including franchise revenue from related parties of RMB693,111, RMB633,405 and RMB434,346 for the years ended December 31, 2016, 2017 and 2018, respectively)		458,503,579	584,589,358	731,833,909	106,440,828
Total revenues		647,788,607	778,131,813	945,005,934	137,445,413
Operating costs and expenses:
Hotel operating costs	14	(240,132,208)	(233,646,052)	(280,954,345)	(40,863,115)
Selling and marketing expenses		(26,609,110)	(45,032,441)	(50,393,151)	(7,329,380)
General and administrative expenses		(77,932,944)	(121,657,492)	(95,261,152)	(13,855,159)
Other operating expenses		(3,072,559)	(5,629,448)	(5,946,226)	(864,843)
Total operating costs and expenses		(347,746,821)	(405,965,433)	(432,554,874)	(62,912,497)
Other operating income		12,221,732	15,283,828	22,570,806	3,282,787
Income from operations		312,263,518	387,450,208	535,021,866	77,815,703
Interest income and other, net		22,039,369	26,238,440	49,659,928	7,222,737
Interest expense		–	(1,442,709)	(541,876)	(78,813)
Gains (Loss) from trading securities		24,564,162	59,165,221	(57,774,952)	(8,403,018)
Other income, net		1,321,699	1,191,211	35,735,374	5,197,495
Income before income taxes and share of loss of equity investees		360,188,748	472,602,371	562,100,340	81,754,104
Income tax expense	16	(83,923,610)	(186,651,155)	(160,185,845)	(23,298,065)
Income before share of loss in equity investees		276,265,138	285,951,216	401,914,495	58,456,039
Share of loss in equity investees, net of tax		(10,464,579)	(899,584)	(8,300,584)	(1,207,270)
Net income		265,800,559	285,051,632	393,613,911	57,248,769
Net loss attributable to noncontrolling interests		173,040	348,550	490,930	71,403
Net income attributable to ordinary shareholders		265,973,599	285,400,182	394,104,841	57,320,172
Net earnings per share:
Class A ordinary shares-basic and diluted	21	2.91	3.12	3.97	0.58
Class B ordinary shares-basic and diluted	21	2.91	3.12	3.97	0.58
Weighted average shares outstanding
Class A ordinary shares-basic and diluted	21	48,635,252	48,635,252	62,860,578	62,860,578
Class B ordinary shares-basic and diluted	21	42,716,957	42,716,957	36,288,343	36,288,343
Other comprehensive income, net of tax
-Foreign currency translation adjustments		1,875,003	1,317,020	66,453,841	9,665,310
Comprehensive income, net of tax		267,675,562	286,368,652	460,067,752	66,914,079
Comprehensive loss attributable to noncontrolling interests		173,040	348,550	490,930	71,403
Comprehensive income attributable to ordinary shareholders		267,848,602	286,717,202	460,558,682	66,985,482

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Renminbi, except share data, unless otherwise stated)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total GreenTree Hospitality Group Ltd. Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	Capital	Earnings	(Loss) Income	Equity	interests	Total Equity
Balance at December 31, 2015	48,635,252	160,189,926	42,716,957	140,696,841	174,261,734	308,450,940	(7,278,172)	776,321,269	881,710	777,202,979
Distribution to the shareholders (Note 1)	–	–	–	–	–	(17,956,030)	–	(17,956,030)	–	(17,956,030)
Net income (loss)	–	–	–	–	–	265,973,599	–	265,973,599	(173,040)	265,800,559
Foreign currency translation adjustments	–	–	–	–	–	–	1,875,003	1,875,003	–	1,875,003
Balance at December 31, 2016	48,635,252	160,189,926	42,716,957	140,696,841	174,261,734	556,468,509	(5,403,169)	1,026,213,841	708,670	1,026,922,511
Distribution to the shareholders (Note 1)	–	–	–	–	–	(618,733,802)	–	(618,733,802)	–	(618,733,802)
Net income (loss)	–	–	–	–	–	285,400,182	–	285,400,182	(348,550)	285,051,632
Foreign currency translation adjustments	–	–	–	–	–	–	1,317,020	1,317,020	–	1,317,020
Share-based compensation (Note 15)	–	–	–	–	38,048,000	–	–	38,048,000	–	38,048,000
Balance at December 31, 2017	48,635,252	160,189,926	42,716,957	140,696,841	212,309,734	223,134,889	(4,086,149)	732,245,241	360,120	732,605,361
Redesignation Class B ordinary shares as Class A ordinary shares (Note 1)	7,954,048	25,162,631	(7,954,048)	(25,162,631)	–	–	–	–	–	–
Distribution to the shareholders (Note 1)	–	–	–	–	–	(160,840,918)	–	(160,840,918)	–	(160,840,918)
Issuance of Class A ordinary shares upon initial public offering, net of issuance cost (Note 1)	10,200,000	32,069,310	–	–	774,608,119	–	–	806,677,429	–	806,677,429
Acquisitions of subsidiaries and business	–	–	–	–	–	–	–	–	8,509,857	8,509,857
Net income (loss)	–	–	–	–	–	394,104,841	–	394,104,841	(490,930)	393,613,911
Foreign currency translation adjustments	–	–	–	–	–	–	66,453,841	66,453,841	–	66,453,841
Share-based compensation (Note 15)	–	–	–	–	16,108,950	–	–	16,108,950	–	16,108,950
Balance at December 31, 2018	66,789,300	217,421,867	34,762,909	115,534,210	1,003,026,803	456,398,812	62,367,692	1,854,749,384	8,379,047	1,863,128,431
Balance at December 31, 2018 (USD)		31,622,699		16,803,754	145,884,198	66,380,454	9,071,005	269,762,110	1,218,681	270,980,791

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Operating activities:
Net income	265,800,559	285,051,632	393,613,911	57,248,769
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	35,354,865	24,956,433	25,549,965	3,716,088
Impairment of long-lived assets	–	–	5,008,677	728,482
Share of loss in equity method investments	10,464,579	899,584	8,300,584	1,207,270
Gain from disposal of a long-term investment	(35,719,805)	(1,649,041)	(36,723,048)	(5,341,146)
Interest income	(15,310,169)	(14,698,429)	(20,447,590)	(2,973,979)
Interest expenses	–	1,442,709	–	–
Bad debt expense	1,866,310	483,610	1,978,374	287,743
(Gain) loss from trading securities	(24,564,162)	(59,165,221)	57,774,952	8,403,018
Loss (Gain) on disposal of property and equipment	2,750,182	3,899,331	(267,849)	(38,957)
Foreign exchange (gain) loss	(4,452,855)	2,784,857	430,430	62,603
Share-based compensation	–	38,048,000	16,108,950	2,342,950
Income tax expenses related to dividend distribution	–	67,675,809	23,345,894	3,395,519
Gains from the acquisition of an equity method investment	–	–	(1,344,212)	(195,508)
Changes in operating assets and liabilities:
Restricted cash	(10,200,000)	7,200,000	–	–
Accounts receivable	(1,436,586)	(17,931,396)	(12,368,310)	(1,798,896)
Prepaid rent	1,874,561	8,548,750	(185,941)	(27,044)
Inventories	53,480	(510,999)	621,293	90,363
Amounts due from related parties	16,804,025	13,816,640	1,694,216	246,413
Other current assets	(10,018,050)	(5,892,325)	(13,933,400)	(2,026,527)
Loans receivable	1,515,836	–	–	–
Other assets	849,292	1,728,263	(1,964,823)	(285,772)
Accounts payable	134,100	(407,953)	1,183,032	172,065
Amounts due to related parties	182,925	290,093	(187,440)	(27,262)
Salary and welfare payable	5,922,207	7,507,074	(2,203,639)	(320,506)
Deferred revenue	50,255,944	52,004,162	45,575,254	6,628,646
Advance from customers	17,310,323	(2,116,543)	2,707,962	393,857
Accrued expenses and other current liabilities	105,419,762	44,287,986	(4,468,873)	(649,971)
Income tax payable	6,062,490	20,753,618	4,328,055	629,489
Unrecognized tax benefits	25,212,613	9,610,768	56,319,776	8,191,372
Deferred rent	(5,935,719)	(15,846,523)	(1,025,731)	(149,186)
Other long-term liabilities	15,656,106	10,672,479	22,636,533	3,292,347
Deferred taxes	(12,296,224)	(6,777,448)	(17,107,359)	(2,488,162)
Net cash provided by operating activities	443,556,589	476,665,920	554,949,643	80,714,078
Investing activities:
Purchases of property and equipment	(5,837,534)	(16,552,148)	(138,471,216)	(20,139,803)
Purchases of intangible assets	(255,788)	(15,386)	(3,491,958)	(507,884)
Proceeds from disposal of property and equipment	–	2,678,696	126,301	18,370
Acquisitions, net of cash received	–	–	(13,302,894)	(1,934,826)
Increase in long-term investments	(2,090,123)	(100,701,474)	–	–
Proceeds from disposal of a long-term investment	63,986,039	–	89,182,803	12,971,101
Advance for acquisitions	–	–	(18,121,700)	(2,635,692)
Advance to equity method investees	(14,200,539)	–	–	–
Prepayments for investments	(9,000,000)	–	–	–
Purchases of short-term investments	(368,000,000)	(781,850,000)	(772,540,145)	(112,361,304)
Proceeds from short-term investments	564,709,574	–	889,325,672	129,347,054

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Increase of long-term time deposits	–	–	(60,000,000)	(8,726,638)
Purchases of trading securities	(164,576,117)	(39,972,398)	(88,258,150)	(12,836,616)
Proceeds from disposal of trading securities	129,262,486	64,874,851	30,544,376	4,442,495
Loan to related parties	(150,000,000)	(3,500,000)	(4,300,000)	(625,409)
Repayment of loan from a related party	30,000,000	128,110,474	–	–
Repayment from a related party	–	8,671,250	–	–
Loan to third parties	–	–	(166,819,164)	(24,262,841)
Repayment from third party	–	–	118,380,000	17,217,657
Loan to franchisees	–	(6,600,000)	(54,060,267)	(7,862,740)
Repayment from franchisees	–	–	10,050,000	1,461,712
Net cash generated from (used in) investing activities	73,997,998	(744,856,135)	(181,756,342)	(26,435,364)
Financing activities:
Distribution to the shareholders (Note 1)	(17,956,030)	(579,042,699)	(200,532,021)	(29,166,173)
Income tax paid related to the above distribution	–	(64,675,809)	(3,000,000)	(436,332)
(Increase) Decrease in Restricted cash	(115,000,000)	180,000,000	(300,000)	(43,633)
Proceeds from short-term borrowings	–	60,000,000	60,000,000	8,726,638
Repayment of short-term borrowings	–	(61,442,709)	–	–
Proceeds from issuance of Class A ordinary shares	–	–	837,505,007	121,810,051
Payment for initial public offering costs	–	–	(30,827,578)	(4,483,685)
Net cash (used in) generated from financing activities	(132,956,030)	(465,161,217)	662,845,408	96,406,866
Effect of exchange rate changes on cash and cash equivalents	6,327,858	(1,467,838)	66,023,411	9,602,707
Net increase (decrease) in cash and cash equivalents	390,926,415	(734,819,270)	1,102,062,120	160,288,287
Cash and cash equivalents at the beginning of the year	505,856,520	896,782,935	161,963,665	23,556,638
Cash and cash equivalents at the end of the year	896,782,935	161,963,665	1,264,025,785	183,844,925
Supplemental disclosure of cash flow information:
Interest paid	–	(1,442,709)	–	–
Income taxes paid	(64,944,731)	(160,064,218)	(93,299,479)	(13,569,847)
Supplemental disclosure of non-cash investing and financing activities:
Consideration payable for acquisition of a business	–	–	10,000,000	1,454,440
Acquisition of a subsidiary transferred from long-term investment	–	–	3,330,000	484,328
Loan receivable settled for acquisition of a subsidiary	–	–	8,225,876	1,196,404
Acquisition of investment through conversion of loan	20,000,000	–	–	–
Receivable from disposal of investment included in other assets	65,743,639	–	–	–
Unrealized gain from disposal of investment included in other long-term liabilities	36,723,048	–	–	–

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

GreenTree Hospitality Group Ltd. (the “Company”) was incorporated in the Cayman Islands on October 18, 2017. Alex S. Xu is the founder, Chief Executive Officer (“CEO”) and controlling shareholder of the Company (through his shareholding of Class A ordinary shares and Class B ordinary shares of Green Tree Inns Hotel Management Group. Inc. “GTI”) which account for 74.51% of the voting interest of the Company) (the “Founder”).

In preparation of its initial public offering in the United States, the Company had undergone a reorganization in 2017 whereby the Company became the parent entity of its consolidated subsidiaries. As part of the reorganization, the business operations of the consolidated subsidiaries were transferred to the Company. In return, the Company issued 48,635,252 Class A ordinary shares and 42,716,957 Class B ordinary shares to GTI, a company controlled by the Founder. (the “Reorganization”). Subsequent to the Reorganization, GTI became the sole shareholder of the Company.

As the Company, its subsidiaries are all under the control of the Founder, the reorganization was accounted for as a transaction under common control in a manner similar to a pooling of interests. Therefore, the accompanying consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented.

For the year ended December 31, 2017, the Company declared a dividend of RMB30,382,838 to GTI to fund the repurchase of ordinary shares and declared a dividend of RMB588,350,964 to GTI in conjunction to the Reorganization.

In February and March 2018, the Company declared and paid a cash dividend of USD25,578,618 pursuant to a board resolution.

On March 11, 2018, 7,594,048 Class B ordinary shares were redesignated as Class A ordinary shares.

On March 27, 2018, the Company completed an initial public offering (“IPO”) on the New York Stock Exchange. The Company offered 10,200,000 ADSs representing 10,200,000 Class A ordinary shares at USD14.00 per ADS. Net proceeds from the IPO deducting underwriting discount were USD133,518,000. IPO costs of RMB30,827,578 (USD4,483,685) were recorded as reduction of the proceeds from the IPO in shareholders’ equity.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The Company and its subsidiaries are hereinafter referred to as the Group. The principal business activities of the Group are to develop leased-and-operated and franchised-and-managed economy hotels under the “GreenTree” brand in the PRC. The Group’s major direct and indirect invested subsidiaries consist of the following as of December 31, 2018:

Major subsidiaries	Percentage of Ownership	Date of Incorporation, Merger or Acquisition	Place of Incorporation	Major Operation
GreenTree Inns Hotel (Shanghai) Management, Inc.	100%	November 30, 2004	PRC	Hotel management
GreenTree Inns Hotel (China) Management, Inc.	100%	June 30, 2005	PRC	Hotel management
GreenTree Inns Jiangpu Hotel (Shanghai) Company Limited.	100%	August 9, 2005	PRC	Hotel management
Hexie (Changzhou) Hotel Management Co., Ltd.	100%	September 14, 2006	PRC	Hotel management
GreenTree Inns Hotel (Jiangsu) Management, Inc.	100%	January 30, 2007	PRC	Hotel management
GreenTree Inns Hotel (Changning) Management, Inc.	100%	January 30, 2007	PRC	Hotel management
GreenTree Inns Hotel (Tianjin) Co., Ltd.	100%	August 2, 2007	PRC	Hotel management
GreenTree Inns Hotel (Zhejiang) Management, Inc.	100%	August 13, 2007	PRC	Hotel management
GreenTree Inns Hotel (Sichuan) Management, Inc.	100%	January 8, 2008	PRC	Hotel management
GreenTree Inns Hotel (Beijing) Management, Inc.	100%	March 17, 2008	PRC	Hotel management
Shiruide Hotel Management (Shanghai) Co., Ltd.	100%	February 16, 2009	PRC	Hotel management
Jinan Dongrunbao Inns Management Co., Ltd.	100%	April 22, 2009	PRC	Hotel management
GreenTree Suites Management Corp (“GreenTree Suites”)	100%	June 30, 2009	Cayman Islands	Investment holding
Pacific Hotel Investment, Inc.(“PHI”)	100%	June 30, 2009	Samoa	Investment holding
GreenTree Inns Hotel Management Group, Inc. (“GreenTree Samoa”)	100%	October 28, 2010	Samoa	Investment holding
GreenTree Hotels (Hong Kong), Limited.	100%	February 17, 2011	Hong Kong	Investment holding
Shanghai Evergreen Technology Co., Ltd.	100%	October 20, 2011	PRC	Information
(“Shanghai Evergreen”)				technology services
Shanghai Beifu Industrial Co., Ltd.	100%	February 25, 2014	PRC	Hotel management
Shenzhen Gegao Investment Management Co., Ltd.	100%	May 7, 2015	PRC	Investment holding
Yancheng Ruixin Hotel Management Co., Ltd.	70%	June 5, 2015	PRC	Hotel management
Shanghai Jingjia Hotel Co., Ltd.	100%	February 15, 2017	PRC	Hotel management
Shanghai Wumian Hotel Management Co,.Ltd.	66.7%	January 16, 2018	PRC	Hotel management
Yancheng Zexin Hotel Management Co., Ltd.	51%	July 1, 2018	PRC	Hotel management
Foshan Baiqinghui Hotel Management Co,.Ltd.	70%	August 31, 2018	PRC	Hotel management
GreenTree Hotel (Xuzhou) Co.Ltd.	100%	February 5, 2018	PRC	Hotel property
Banyan Hotel (Xuzhou) Co.Ltd	100%	May 3, 2018	PRC	Hotel property

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Leased-and-operated hotels

The Group owns hotel property or leases hotel properties from property owners and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards of the “GreenTree” brand, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease, which  ranges from 10 to 20 years.

Under the lease arrangements, the Group typically receives rental holidays of three to twenty-four months and pays fixed rent on a monthly or quarterly basis for the first three or five years of the lease term, after which the rental payments may be subject to an increase every three to five years. The Group recognizes rental expense on a straight-line basis over the lease term.

Franchised-and-managed hotels

The Group enters into franchise arrangements with property owners or franchisees who lease hotel properties from property owners for which the Group is not responsible for employee recruiting and compensation, except for the general manager of most franchised-and-managed hotels. Under a typical franchise agreement, the franchisee is required to pay an initial franchise fee and ongoing management service fees equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization and the costs of its operations. The term of the franchise agreement is 5 to 20 years and is renewable only upon a mutual agreement between the Group and the franchisee.

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

The Group evaluates its business activities and arrangements with the entities that operate the franchised-and-managed hotels to identify potential variable interest entities. Generally, these entities qualify for the business scope exception; therefore, consolidation is not appropriate under the variable interest entity consolidation guidance.

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences could be material to the consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Use of estimates (continued)

The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts receivable, impairment of loans receivable, impairment of equity-method investment, the useful lives and impairment of property and equipment and intangible assets, valuation allowance for deferred tax assets, impairment of goodwill, average life of memberships, costs of awarded products and services related to its membership program and share-based compensation arrangements (Note 15).

Cash and cash equivalents

Cash and cash equivalents include cash on hand and time deposits placed with commercial banks or other financial institutions. The Group considers highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents. All cash and cash equivalents are unrestricted as to withdrawal and use.

Restricted cash

Restricted cash comprise of deposits pledged with banks as security in relation to the guarantee for lease agreement and the guarantees for short-term debt (note 10).

Short-term investments

Short-term investments include one-year time deposits and investments in wealth management products, where certain deposits with variable interest rates or where principal amounts are not guaranteed, are placed with certain financial institutions. The Group accounts for short-term investments in accordance with ASC topic 320 (“ASC 320”), Investments – Debt and Equity Securities.  The Group classifies the short-term investments in debt and equity securities as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The securities that the Group has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost.

The securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Unrealized holding gains and losses for trading securities are included in earnings.

Investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Short-term investments (continued)

As of December 31, 2017 and 2018, wealth management products amount to RMB70,000,000 and RMB685,512,063 (USD99,703,594), respectively, whereas time deposits were RMB711,850,000 and nil, respectively. Realized gains from time deposits of RMB11,709,574, nil and RMB2,935,815(USD 426,997) were recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

Trading securities

The Group accounts for its investments in equity securities in accordance with ASC Subtopic 320 (“ASC 320”), Investments – Debt and Equity Securities. ASC 320 classifies the investments in equity securities as “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by the accounting standard for financial instruments. These securities are generally held for resale in anticipation of short-term market movements and therefore the Group classifies them as trading securities which are carried at fair value at each balance sheet date. Gains and losses, both realized and unrealized, are included in gains (losses) from trading securities in the consolidated statements of comprehensive income. As of December 31, 2017 and 2018, the trading securities amounted to RMB307,754,960 and RMB307,693,782 (USD44,752,204), respectively. The realized gains of RMB24,236,815, RMB22,565,408 and RMB14,381,423 (USD2,091,691) were recognized for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2016, 2017 and 2018, there were unrealized gains of RMB95,052,226, RMB110,983,805 and RMB38,827,430 (USD5,647,215) respectively.

Accounts receivable, net of allowance for doubtful accounts

Trade receivables mainly consist of franchise fees receivable, rental amounts due from individual and corporate customers and travel agents, and sublease rental receivables due from third-party merchandisers, which are recognized and carried at the original invoice amounts less an allowance for doubtful accounts. The Group establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific franchisees, customers, and merchandisers. Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Inventories

Inventories mainly consist of small appliances, bedding and daily consumables. Small appliances and bedding are stated at cost, less accumulated amortization, and are amortized over their estimated useful lives, generally one year, from the time they are put into use. Daily consumables are expensed when used.

Loans receivable

Loans receivable are carried at the original loan principal and accrued interest based on the contract rate, less an allowance for uncollectible accounts, as appropriate. The allowance for uncollectible accounts is estimated based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtors.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight line method over the following expected useful lives:

Leasehold improvements	Over the shorter of the lease term or estimated useful lives
Buildings	20 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	5 years

Construction in progress represents leasehold improvements under construction or being installed and is stated at cost. Cost comprises original cost of property and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and depreciation commences when the asset is ready for its intended use.

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statements of comprehensive income as the difference between the net sales proceeds and the carrying amount of the underlying asset.

Long-term investments

The Company’s long-term investments consist of cost method investments and equity method investments.

The Group accounts for the investment in an unlisted entity of which the Group owns less than 20% of the voting securities and does not have the ability to exercise significant influence over operating and financial policies of the entity as cost-method investment in accordance to ASC325-20, Investments – Other: Cost Method Investments. The Group’s cost-method investment is carried at historical cost in its consolidated financial statements and measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the excess of the investment's cost over its fair value when the impairment is deemed other-than-temporary.

The Group uses the equity method in accordance to ASC323-10, Investments – Equity Method and Joint Ventures: Overall, to account for an equity investment over which it has significant influence but does not own a majority equity interest or otherwise control, generally accompanying a shareholding of between 20% and 50% of the voting rights. The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive income. Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Group assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

No impairment loss was recognized in any of the periods presented.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Business combinations

The Group accounts for all business combinations under the purchase method in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings.

The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion, and are measured at fair value upon acquisition. Favorable leases from such business combination transactions are amortized over the remaining operating lease term. Reacquired rights represent the franchise right the Group previously granted to the acquiree through franchise agreements and are amortized over the next renewal date in the applicable agreement.

Amortization is computed using the straight-line method over the following estimated useful lives:

Trademark	10 years
Network rights	10 years
Purchased software	5 years
Favorable leases	the remaining lease term
Reacquired rights	the remaining franchise term

The Group does not have any indefinite-lived intangibles other than goodwill.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2017 and 2018 was related to its acquisition of subsidiaries and business. The Group follows ASC subtopic 350-20, Intangibles-Goodwill and Other: Goodwill. Goodwill and business acquired in a business combination are not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

In accordance to ASC 350-20, the Group has assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that it has one reporting unit, which is also its only reportable segment.

The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with  ASC 350-20, Testing Goodwill for Impairment. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. If the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In 2017 and 2018, the Group performed a qualitative assessment for the reporting unit. Based on the requirements of ASC350-20, the Group evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was not necessary as of December 31, 2017 and 2018.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

The Group evaluates impairment of its long-lived assets to be held and used, including property and equipment, definite-lived intangible assets and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment-Overall. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. The Group recognized an impairment loss of nil, nil and RMB5,008,677 (USD728,482) in “other operating expense” during the years ended December 31, 2016, 2017 and 2018, respectively.

Accruals for membership program

The Group invites its customers to participate in a membership program. The Group has four tiers of membership – E-membership, R-membership, gold membership and platinum membership. A one-time membership fee is charged for new members except for the E-membership. The membership automatically expires after two years in the event of non-usage. The membership is automatically renewed if used at least once within a two-year period. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts within two years after the points are earned. The estimated incremental costs to provide gifts, membership upgrades and room night awards are accrued and recorded as selling and marketing expenses in the consolidated statements of comprehensive income. As members redeem awards or their entitlements expire, the provision is reduced correspondingly. The Group’s estimated liabilities for those points that are expected to be redeemed in the future include breakage for points that are not expected to be redeemed or claimed by its members based on historical data. As of December 31, 2016, 2017 and 2018, the accruals for membership program amounted to RMB7,034,452, RMB19,684,705 and RMB22,259,376 (USD3,237,492), respectively, based on the estimated liabilities under the membership program, and were recorded in accrued expenses and other current liabilities in the consolidated balance sheets.

Deferred revenue

Deferred revenue generally consists of initial franchise fees received from franchisees prior to the Group fulfilling its service commitments as a franchisor, cash received for membership fees, and advance rental payments the Group has received for subleased properties to third-party merchandisers.

Advance from customers

Advance from customers consists of advance rental payments from hotel guests and prepaid membership fees from franchisees. Proceeds from the sale of membership cards to franchisees are initially recognized as advance from customers and reclassified to deferred revenue upon sale to the end users.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

Revenues from leased-and-operated hotels are primarily derived from hotel operations, including the rental of rooms and food and beverage sales. The Group recognizes revenues when all of the following have occurred: persuasive evidence of arrangement with the customer, services have been performed, fees are fixed or determinable and collectability of the fees is reasonably assured, as prescribed by ASC 605-10, Revenue Recognition, Overall. These criteria as related to Group revenues are considered to have been met as follows:

Revenue is recognized when rooms are occupied and food and beverages are sold.

Sublease rental revenues are derived from subleasing partial space of the leased-and-operated hotels to third-parties, which are recognized on a straight-line basis over the contractual lease term. The sublease rental revenue is recorded in leased-and-operated hotels revenue in the consolidated statements of comprehensive income amounted to RMB27,234,661, RMB42,218,264 and RMB53,852,195 (USD 7,832,477) for the years ended December 31, 2016, 2017 and 2018, respectively.

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time non-refundable franchise fee, and (ii) continuing franchise fees, which mainly consist of on-going management and service fees based on a certain percentage of the room revenues of the franchised-and-managed hotels and central reservation system (“CRS”) usage fee based on a fixed rate per transaction. The one-time franchise fee is recognized when the Group has fulfilled all its commitments and obligations, including the assistance to the franchisees in property design, leasehold improvement, construction project management, systems installation, personnel recruiting and training, which is generally when the franchised-and-managed hotel opens for business. The ongoing management and service fees are recognized when the underlying service revenue is recognized by the franchisees’ operations. The CRS usage fees are recognized when the services are provided.

In addition, the Group designates hotel managers to certain hotels and accounts for hotel manager fees related to the hotels under the franchise program as revenues. Pursuant to the franchise-and-management agreements, the Group charges the franchisees fixed hotel manager fees to compensate the Group for the franchised-and-managed hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses as incurred. The hotel manager fee is recognized as revenue on a monthly basis. During the years ended December 31, 2016, 2017 and 2018, the hotel manager fees that were recognized as part of franchised-and-managed hotels revenue were RMB70,433,507, RMB83,482,652 and RMB99,185,965 (USD14,426,000), respectively.

One-time fees from the sale of membership cards under the Group’s paid membership program are recognized on a straight-line basis over the estimated life of the membership. The Group monitors its membership activity patterns to re-assess the estimated lives of memberships based on the Group’s historical membership data on a periodic basis to reflect changes in membership retention. Revisions to the estimated lives of memberships are accounted for as a change in accounting estimate prospectively in accordance with ASC Topic 250, Accounting Changes and Error Corrections (“ASC 250”). The estimated lives are estimated to be three to five years depending on membership level.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Business tax and related tax surcharges

The Group is subject to business tax, education surtax and urban maintenance and construction tax, on the services provided in the PRC until April 2016. Business tax and related surcharges are based on revenues at rates ranging from 5% to 5.65% and are recorded as a reduction of revenues.

On March 23, 2016, the Ministry of Finance of China and the State Administration of Taxation of China jointly issued the Circular on the Nationwide Implementation of Pilot Program for the Collection of Value Added-Tax Instead of Business Tax, or Circular 36, which became effective on May 1, 2016. Subsequent to the effectiveness of Circular 36, most of the Group’s PRC subsidiaries’ business will be subject to value-added tax, or VAT, at a rate of 6% and they would be permitted to offset input VAT by providing valid VAT invoices received from vendors against their VAT liability.

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB10,379,012, RMB11,369,822 and RMB15,654,573 (USD2,276,863) for the years ended December 31, 2016, 2017 and 2018, respectively.

Government subsidies

Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. During the years ended December 31, 2016, 2017 and 2018, the Group received financial subsidies of RMB8,632,105, RMB10,220,995 and RMB15,150,107 (USD2,203,492), respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other operating income when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive any or similar subsidies in the future.

Interest income and other, net

Interest income and other, net consists primarily of interest income, and to a much lesser extent foreign exchange gains or losses. Interest income is mainly generated from bank deposits and other interest earning financial assets and is recognized on an accrual basis using the effective interest method.

Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. The Group did not have any leases that qualified as capital leases for the years ended December 31, 2017 and 2018. The Group leases hotel space under certain operating lease agreements. Certain of the lease agreements contain rent holidays and rent escalation provisions. Rent holidays and rent escalation provisions are considered in determining straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. The excess of rent expense and rent paid, as the case may be for respective leases, is recorded as deferred rent. Rental expenses amounted to RMB66,416,232, RMB60,839,102 and RMB78,272,335 (USD11,384,239) for the years ended December 31,2016, 2017 and 2018, respectively.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Income taxes

Income taxes are provided for using the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or change in tax status is recognized in income in the period the change in tax status occurs or the change in tax rates or tax law is enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some or all of the deferred tax assets will not be realized.

In accordance with ASC subtopic 740-10, Income Taxes, Overall, the Group recognizes the benefit of a tax position if the tax position is more likely than not to prevail based on the technical merits of the tax position. Tax positions that meet the “more likely than not” threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement.

The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit or appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each tax audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Group has elected to include interest and penalties related to an uncertain tax position in “income tax expense (benefit)” in the consolidated statements of comprehensive income.

For the annual period ended December 31, 2018, the Company adopted ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, and classified all deferred income tax assets as noncurrent on the consolidated balance sheets on a prospectively basis.

Foreign currency translation and transactions

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Company, GreenTree Samoa, GreenTree Suites, PHI and the entities incorporated in Hong Kong is the United States dollar (“USD”). The financial records of GTWH and the other PRC subsidiaries of GreenTree Samoa, GreenTree Suites, PHI, and GTWH are maintained in the local currency, the Renminbi (“RMB”), which is their functional currency.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are re-measured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing on the transaction dates. Transaction gains and losses are recognized in “interest income and other, net” in the consolidated statements of comprehensive income.

Assets and liabilities are translated into RMB at the exchange rate at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the consolidated statements of comprehensive income.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Convenience translation

Translations of amounts from RMB into U.S. dollars and HKD into U.S. dollars are solely for the convenience of the reader and were calculated at the noon buying rate of USD1 to RMB6.8755 and USD1 to HKD7.8316 on December 31, 2018, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2018, or at any other rate.

Fair value

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Authoritative literature provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Group follows ASC subtopic 820-10, Fair Value Measurements and Disclosures, which establishes a three-tier fair value hierarchy, and prioritizes the inputs used in measuring fair value as follows:

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Trading securities, representing the equity investment with intent for resale in anticipation of short-term market movement, are recorded at fair values at each balance sheet date.

The carrying values of other financial instruments, which consist of cash and cash equivalents, accounts receivable, loans receivable, amounts due from related parties, accounts payable and amounts due to related parties are recorded at cost which approximates their fair value due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Fair value (continued)

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value as of December 31, 2017 and 2018:

		Fair Value Measurements at Reporting Date Using
Description	Year Ended December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trading securities	307,754,960	307,754,960	–	–
Short-term investments	781,850,000	711,850,000	70,000,000	–
	1,089,604,960	1,019,604,960	70,000,000	–

		Fair Value Measurements at Reporting Date Using
Description	Year Ended December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trading securities	307,693,782	307,693,782	–	–
Short-term investments	685,512,063	–	685,512,063	–
	993,205,845	307,693,782	685,512,063	–

Comprehensive income

Comprehensive income is defined as the increase in equity of the Group during a year from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss of the Group includes the foreign currency translation adjustments.

Segment reporting

The Group operates and manages its business as a single segment. The Group’s chief operating decision maker has been identified as the CEO of the Group. The results of operations of the Group are regularly reviewed by the Chief Executive Officer on a consolidated basis. The Group primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in the PRC.

Comparative information

Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Employee benefits

The full-time employees of the Group’s PRC subsidiaries participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary of the Group to make contributions to the government for these benefits beyond the contribution made. The total amounts for such employee benefits, which were expensed as incurred, RMB21,410,446, RMB22,859,925 and RMB22,289,686 (USD 3,241,900) for the years ended December 31, 2016, 2017 and 2018, respectively.

Share-based compensation

Share based awards granted to employees are accounted for under ASC 718, “Compensation—Stock Compensation”, which requires that such equity awards granted to employees be measured based on the grant date fair value and recognized as compensation expense a) immediately at grant date if no vesting conditions are required; or b) using accelerated method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

Earnings per share

Class A and Class B ordinary shares have the same rights with regard to dividends and distributions upon liquidation of the Group. Net income is allocated on a pro rata basis to the Class A and Class B ordinary shares to the extent that each class shares in income for the period. Basic EPS for each class of ordinary shares is computed by dividing net income attributable to that class by the weighted average number of ordinary shares outstanding of that class for the period. Diluted earnings per share is calculated by dividing net income attributable to the Class A and Class B ordinary shares as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related and loans receivable. As of December 31, 2017, the Group had RMB917,808,935, RMB 22,172,389 and RMB5,325,418 held in cash and bank deposits by entity located in the PRC, Cayman Island and Hong Kong, respectively. As of December 31, 2018, the Group had RMB 538,780,644 (USD78,362,395), RMB721,573,480 (USD104,948,510) and RMB5,621,368 (USD817,594) held in cash and bank deposits by entity located in the PRC, Cayman Island and Hong Kong, respectively. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The Group made loans to third-party individuals who are former  franchisees, third-party corporates and third-party franchisees under loan agreements and is exposed to credit risk in case of defaults by the debtors. The maximum amount of loss due to credit risk is limited to the total outstanding principal plus accrued interest on the balance sheet date. As of December 31, 2017, and 2018, there were RMB6,600,000 and RMB106,549,431 (USD15,496,972) of loans receivable outstanding. The Group evaluates and monitors the credit worthiness of the debtors and records an allowance for uncollectible accounts based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtor.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Currency Convertibility Risk

Substantially all of the Group’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized by the PRC government to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

Foreign Currency Exchange Rate Risk

The functional currency of the Company is USD, and the reporting currency is RMB. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The depreciation of the USD against RMB in 2017 was approximately 6.3% and the appreciation is 5.7% in 2018, respectively. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against USD would result in foreign currency translation loss when translating the net assets of the Group from USD into RMB.

For the years ended December 31, 2016, 2017 and 2018, the net foreign currency translation gain resulting from the translation from USD to RMB reporting currency recorded in other comprehensive income was RMB1,875,003, RMB1,317,020  and RMB66,453,841 (USD9,665,310), respectively.

Recently issued accounting pronouncements

As a company with less than USD1.07 billion in revenue for the last fiscal year, the company qualifies as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include a provision that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. The Company has adopted the extended transition period.

In May 2014, the Financial Accounting Standard Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606). The guidance substantially converges final standards on revenue recognition between the FASB and the International Accounting Standards Board providing a framework on addressing revenue recognition issues and, upon its effective date, replaces almost all exiting revenue recognition guidance, including industry-specific guidance, in current U.S. GAAP.

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the following steps:

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements (continued)

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

The Group will adopt these amendments on January 1, 2019. The Group will adopt the new revenue standards using the full retrospective method. While the Group continue to evaluate possible impacts on our consolidated financial statements, ASU 2014-09 and the related ASUs are currently expected to impact either the amount or timing of revenue recognition as follows:

•

Under the existing guidance, initial one-time franchise fee was recognized when the hotels opened for business and the Group had fulfilled its commitments and obligations. Upon adoption of new revenue standard, the one-time franchise fee will be recognized over the term of the franchise contract. This change is expected to reduce franchise revenue by approximately RMB25,601,110 (USD 3,723,527) for year ended December 31, 2018.

•

Under the existing guidance, the Group adopted the incremental cost model to account for customer loyalty program. The estimated incremental costs are accrued and recorded as accruals for customer loyalty program as members accumulate points and are recognized as selling and marketing expense in the accompanying consolidated statements of comprehensive income. Under the new revenue standard, loyalty program is considered a separate performance obligation and the consideration allocated to the loyalty program will be recognized as revenue upon point redemption, net of any cost paid to the franchisees and other third parties. These changes are expected to decrease total revenues and selling and marketing expense expenses by RMB7,262,985 (USD 1,056,357) and RMB2,995,384 (USD 435,660) respectively for year ended December 31, 2018.

The new standard will require the Group to provide more robust disclosures than required by previous guidance, including disclosures related to disaggregation of revenue into appropriate categories, performance obligations, and the judgments made in revenue recognition determinations.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10), or ASU 2016-01, which requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This ASU also requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this ASU eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods beginning after December 15, 2019. An entity should apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The amendments related to equity securities without readily determinable fair values (including disclosure requirements) should be applied prospectively to equity investments that exist as of the date of adoption of the ASU. For equity investments without readily determinable fair values, the Group will elect to use the measurement alternative defined as cost, less impairment, adjusted by observable price change. The Group anticipates that the adoption of ASU 2016-01 may increase the volatility of its other income/(expense), as a result of the remeasurement of its equity investments upon the occurrence of observable price change. Management expects that the cumulative catch-up adjustment upon adoption of ASU 2016-01 will not be material.

In February 2016, the FASB issued ASU No. 2016-02, Leases, or ASU 2016-02, which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, or ASU 2018-10, to supersede ASU 2016-02. In addition, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Improvements, that provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic 840, Leases). The updated guidance is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous U.S. GAAP. As of December 31, 2018, the Group has certain leases for its leased-and-operated hotels that are not currently recognized on its consolidated balance sheets. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of our portfolio.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements (continued)

These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. This ASU applies to all entities, including both business entities and not-for-profit entities that are required to present a statement of cash flows under Topic 230. This ASU addresses diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The adoption of ASU 2016-15 will modify the Group’s current disclosures and classifications within the consolidated statement of cash flows but they are not expected to have a material effect on the Group’s consolidated financial statements.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. Topic 740, Income Taxes, prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. In addition, interpretations of this guidance have developed in practice for transfers of certain intangible and tangible assets. This prohibition on recognition is an exception to the principle of comprehensive recognition of current and deferred income taxes in U.S. GAAP. To more faithfully represent the economics of intra-entity asset transfers, the amendments in this ASU require that entities recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. The amendments in this ASU do not change U.S. GAAP for the pre-tax effects of an intra-entity asset transfer under Topic 810, Consolidation, or for an intra-entity transfer of inventory. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual periods beginning after December 15, 2019. The Group does not expect the adoption will have material impact on the consolidation financial statement.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This ASU requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU does not provide a definition of restricted cash or restricted cash equivalents. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Group expects the adoption of this ASU will impact its cash flow presentations to the extent of its restricted cash balances. The balances of restricted cash of the Group are RMB3,000,000, and RMB 3,300,000 as of December, 31 2017 and 2018.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The guidance is effective for interim and annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Group does not expect the adoption will have material impact on the consolidation financial statement.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements (continued)

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2021. The guidance should be applied on a prospective basis. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In February 2017, the FASB issued ASU 2017-05 (“ASU 2017-05”), Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets. ASU 2017-05 defines an in-substance nonfinancial asset and clarifies guidance related to partial sales of nonfinancial assets. This standard is effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Group does not expect the adoption will have a material impact on the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. Under the new guidance, disclosure requirements on the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels and the valuation processes for Level 3 fair value measurements are being removed; and for investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly. In addition, new disclosure requirements are added on the changes in unrealized gains and losses for the period included in other comprehensive loss for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, for certain unobservable inputs. An entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. The guidance is effective for annual reporting periods and interim periods within annual periods beginning after December 15, 2019. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

3.    ACQUISITIONS

During the years ended 2018, the Group completed four acquisitions. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition. The Group completed the valuation necessary to assess the fair value of the acquired assets and liabilities and the non-controlling interests with the assistance from an independent valuation firm, resulting from which the amounts of goodwill were determined and recognized as of the respective acquisition dates.

In January 2015, the Group acquired 50% of the equity interest in Yancheng Zexin Hotel Management Co., Ltd. (the “Zexin”) and the investment was accounted for under equity method given the Group had the ability to exercise significant influence over Zexin. In July 2018, the Group acquired additional 1% of the equity interest in Zexin for a cash consideration of RMB80,000. The acquisition closed on July 1, 2018 when the Group obtained control of Zexin’s operations holding in aggregate 51% of its equity interest. The fair value of previously held equity interest is RMB3,333,000 at the acquisition date. A gain of RMB1,344,212 (USD195,508) in relation to the revaluation of the previously held equity interest was recorded in other income, net in the consolidated statement of comprehensive income for the year ended December 31, 2018.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.    ACQUISITIONS (CONTINUED)

In July 2018, the Group acquired 100% of the equity interest in a hotel chain and 70% of the equity interest in an individual hotel for an aggregate cash consideration of RMB10,000,000 and RMB13,000,000, respectively.

In August 2018, the Group acquired 70% of the equity interest in an individual hotel for an aggregate cash consideration of RMB1,400,000.

These business acquisitions were accounted for under purchase accounting.

The net revenue and net loss of the acquirees included in the consolidated statements of operations for the year ended December 31, 2018 were RMB14,148,551 and RMB 332,960, respectively. Pro forma financial information of the acquirees are not presented as the effects of the acquisitions on the Group’s consolidated financial statements were immaterial.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2018	Amortization Period
Current assets (i)	11,520,969
Property and equipment	32,618,088	3 - 17 years
Intangible assets
Favorable leases	20,095,000	Remaining lease terms
Trademark	1,530,000	Remaining beneficial period
Goodwill	2,827,885
Current liabilities	(18,636,959)
Deferred tax liabilities	(5,406,250)
Noncontrolling interest	(8,509,857)
Total	36,038,876

(i)	Current assets acquired primarily included cash and cash equivalent of RMB1,177,106, other receivables of RMB1,438,641 and loans receivable of RMB7,500,000.

As the acquirees are unlisted companies, the fair value measurements for the non-controlling interest and previously held equity interest are estimated with reference to the purchase price per share as of the acquisition date and adjustment for the lack of control or lack of marketability.

Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that do not qualify for separate recognition. Goodwill is not amortized and is not deductible for tax purposes. In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. All the acquired business has been migrated to the Group’s business. The Group concluded that it has only one reporting unit. Accordingly, goodwill is allocated to one single reporting unit.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.    LOANS RECEIVABLE, NET

Loans receivable, net is comprised of the following:

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Loans receivable, current portion
Franchisees	6,600,000	18,757,404	2,728,151
Third parties	–	48,439,164	7,045,184
Total	6,600,000	67,196,568	9,773,335
Loans receivable, non-current portion
Franchisees	–	39,352,863	5,723,637

In 2018, the Group entered into a one-year loan agreement with certain franchisees to finance the renovation of certain franchised-and-managed hotels with maturity from one year to three years and an interest rate of 9.9% per annum.

In 2018, the Group entered into a one-year loan agreement with Shanghai Zhengjin E-Commerce Co., Ltd. with an amount of RMB33,439,164 (USD4,863,525) to support its daily operation in 168 online shopping mall for the Group annual interest rate is 4.35%.

In 2018, the Group entered into entrusted loan agreement with Tibet Yuzhenglong Trading Co., Ltd. with an amount of RMB15,000,000 (USD2,181,660) to support its daily operation in catering service and annual interest rate is 12.00%.

No impairment loss for these loans receivables was made as of December 31, 2018.

5.    PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Buildings	86,801,082	191,222,937	27,812,223
Leasehold improvements	224,431,821	254,720,926	37,047,622
Furniture, fixtures and equipment	32,283,771	40,771,896	5,930,026
Motor vehicles	1,693,006	2,486,375	361,628
Total	345,209,680	489,202,134	71,151,499
Less: Accumulated depreciation	(248,540,429)	(265,449,689)	(38,608,055)
Impairment	–	(5,008,677)	(728,482)
	96,669,251	218,743,768	31,814,962
Construction in progress	–	3,645,805	530,260
Property and equipment, net	96,669,251	222,389,573	32,345,222

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.    PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation expense was RMB34,045,260, RMB24,076,465 and RMB23,919,015 (USD3,478,876) for the years ended December 31, 2016, 2017 and 2018, respectively, and were included in the following captions:

	As of December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Hotel operating costs	33,213,969	22,978,585	21,313,405	3,099,906
General and administrative costs	831,291	1,097,880	2,605,610	378,970
Total	34,045,260	24,076,465	23,919,015	3,478,876

No impairment charges were recognized on the property and equipment for the years ended December 31, 2016 and 2017. Impairment of RMB5,008,677 was recognized for the year ended December 31, 2018.

6.    INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Trademark	183,361	4,724,493	687,149
Network rights	–	259,048	37,677
Purchased software	10,666,224	10,980,093	1,596,988
Reacquired rights	2,594,781	2,531,418	368,180
Favorable leases	432,376	20,498,648	2,981,405
Others	435,185	435,185	63,295
Total	14,311,927	39,428,885	5,734,694
Less: Accumulated amortization	(10,584,544)	(12,215,494)	(1,776,670)
Total.	3,727,383	27,213,391	3,958,024

Amortization expense of intangible assets for the years ended December 31, 2016, 2017 and 2018 amounted to RMB1,309,605, RMB879,968 and RMB1,630,950 (USD237,212), respectively. Others, net as of December 31, 2017 and 2018 are RMB64,501 and RMB27,655 (USD 4,022), respectively.

No impairment charges were recognized on the intangible asset for the years ended December 31, 2016, 2017 and 2018.

The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Year ending December 31,	RMB
2019	4,955,438
2020	4,931,299
2021	4,858,956
2022	4,359,441
2023	4,084,318
Thereafter	4,023,937

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.    GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31,2017 and 2018 were as follows:

	Balance of goodwill
	RMB	USD
Balance at January 1, 2017 and December 31, 2017	2,959,183	430,395
Increase in goodwill related to acquisition (Note 3)	2,827,885	411,299
Balance at December 31, 2018	5,787,068	841,694

As of December 31, 2016, 2017 and 2018, the Group assessed impairment on its goodwill derived from the acquisitions. No impairment loss was recognized in any of the periods presented.

8.    LONG-TERM INVESTMENTS

As at December 31, 2017 and 2018, long-term investments consisted of the following:

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Equity method investments
Yancheng Zexin Hotel Management Co., Ltd.	2,565,871	–	–
Tianjin GreenTree Tianbao Hotel Management Co., Ltd.	10,008,647	2,650,405	385,485
Steigenberger (Beijing) Hotel Management Co., Ltd. ("Steigenberger")	5,932,840	5,567,581	809,771
Cost method investments
Shanghai Liming Intelligent Technology Limited	300,000	300,000	43,633
Yibon Hotel Group Co., Ltd ("Yibon")	103,701,474	103,701,474	15,082,755
Total	122,508,832	112,219,460	16,321,644

Equity method investments

None of the Group’s equity method investments was considered individually significant for the years ended December 31, 2017 and 2018. The Group summarized the condensed financial information of the Group’s equity investments as a group below in accordance with Rule 4-08 of Regulation S-X:

Balance sheet data:	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Current assets	14,961,672	10,402,882	1,513,036
Non-current assets	39,741,645	15,038,080	2,187,198
Current liabilities	8,294,529	5,250,596	763,668
Non-current liabilities	11,214,974	3,581,957	520,974

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.    LONG-TERM INVESTMENTS (CONTINUED)

Operating data:	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Revenues	21,486,273	17,131,157	2,491,623
Gross profit	12,397,526	10,483,609	1,524,778
Operating loss	(1,976,331)	(2,760,962)	(401,565)
Net loss	(1,799,168)	(4,539,052)	(660,178)

Cost method investment

Investment in Yibon

In April 2017, the Group acquired a 30% interest in Yibon for cash consideration of RMB103,701,474 (USD15,938,625) in form of capital injection into the target company. The terms of investment in 30% equity interest in the ordinary shares of Yibon includes a contingent redemption clause if certain specified criteria is not met. As a result, the investment is accounted for as a cost method investment as the shares are not in-substance common stock.

Concurrently, the Group issued two options to the other shareholders of Yibon. The Group provided all the other shareholders of Yibon a right to exchange the shares of Yibon for the shares of the Company in April 2020 in accordance to an agreed formula. The Group also provided one of the shareholders of Yibon the right to put its 12.5% equity interest to the Company if the Company fails to list by an agreed date or the said shareholder of Yibon does not exercise the other option. As these are freestanding options, they are liability-classified and are remeasured at the end of each reporting period with an adjustment for fair value recorded to the current period expense. The fair value of these options have been determined to be insignificant. The Company has determined the fair value of these options with the assistance of an independent third party valuation firm.

9.    OTHER ASSETS

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Long-term time deposits	–	60,000,000	8,726,638
Acquisition deposits	–	18,120,615	2,635,534
Rental deposit	5,065,000	5,065,000	736,674
Others	676,301	2,515,908	365,922
Total .	5,741,301	85,701,523	12,464,768

10.    SHORT-TERM DEBT

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Short-term bank borrowings	–	60,000,000	8,726,638

In November 2018, the Group entered into a one-year loan contract with a bank for an aggregate principal amount of RMB60,000,000. As of December 31, 2018, the principal amount outstanding was RMB 60,000,000, bearing the interest rate of 4.60% per annum and was guaranteed by GreenTree Inns Hotel (Shanghai) Management, Inc.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Other payables	175,237,562	169,861,713	24,705,360
Value added tax and other taxes payable	50,863,338	52,639,207	7,656,055
Accrued rental	2,987,206	2,151,623	312,941
Accrued utilities	2,482,032	3,307,734	481,090
Accrual for membership program	19,684,705	22,259,376	3,237,492
Other accrued expenses	5,764,060	3,839,332	558,408
Unrealized gains from disposal of long-term investment	36,723,048	–	–
Payable for business acquisition	–	10,000,000	1,454,440
Total	293,741,951	264,058,985	38,405,786

12.    OTHER LONG-TERM LIABILITIES

As of December 31, 2017 and 2018, other long-term liabilities are mainly comprised of deposits from franchisees.

13.    ORDINARY SHARES

The Group’s Class A and Class B ordinary shares are identical in all respects except for voting and conversion rights. On all matters upon which the holders are entitled to vote, the Class A shares and Class B shares then outstanding shall constitute 39% and 61% of the total voting power of the issued and outstanding shares of the Group, respectively.

14.    HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased-and-operated hotels and cost of providing franchise services and consist of the following:

	Year ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Rental	65,616,232	60,252,952	76,055,484	11,061,811
Utilities	17,274,356	16,692,172	19,264,487	2,801,903
Personnel cost	32,754,011	27,546,240	33,715,007	4,903,644
Depreciation and amortization	33,751,208	22,978,585	21,313,405	3,099,906
Consumable, food and beverage	14,161,810	13,470,072	19,275,688	2,803,533
Costs of general managers of franchised-and-operated hotels	45,515,832	54,291,625	70,480,306	10,250,935
Other costs of franchised-and-operated hotels	18,822,094	23,497,850	28,888,506	4,201,659
Others	12,236,665	14,916,556	11,961,462	1,739,724
Total	240,132,208	233,646,052	280,954,345	40,863,115

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.SHARE BASED COMPENSATION

Grant of fully vested GTI ordinary shares to directors of the Company

On November 11, 2017, GTI issued 352,500 fully vested ordinary shares to certain directors of the company in recognition of their past services to the Company. Accordingly, the Company recorded share-based compensation expense on the date of issuance of these shares of RMB38,048,000 (USD5,847,871) which was recorded in general and administrative expenses for the year ended December 31, 2017.

2018 Share Incentive Plan

In January 2018, the Group adopted the 2018 Share Incentive Plan which allows the Group to offer incentive awards to employees, directors and consultants (the “Participants”). Under the 2018 Share Incentive Plan, the Group may issue incentive awards to the Participants to purchase not more than 9,000,000 Class A ordinary shares. The incentive awards granted under the Share Incentive Plans typically have a maximum life of six years and vest in typical ways as listed below:

a.)	Vest ratably over the following four years starting after the first/second/third anniversary of the IPO date;
b.)	Vest 100% on the first anniversary of the IPO date;
c.)	Vest 50% on the IPO date and another 50% on December 31, 2018.

As of December 31, 2018, the Group had granted 1,733,000 options.

Share-based compensation expense of RMB16,108,951 (USD2,342,950) was recognized for the year ended December 31,2018.

The weighted-average grant date fair value for options granted during the year ended December 31, 2018 was USD5.54, computed using the binomial option pricing model. The binomial model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of the Group and comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Prior to the IPO, the estimated fair value of the ordinary shares, at the option grant dates prior to the IPO, was determined with assistance from an independent third party valuation firm. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The fair value of share options was estimated using the following significant assumptions:

Granted in 2018
Risk-free interest rate	2.42%
Volatility	34.00%
Dividend yield	–
Life of option	6 years

The aggregate grant date fair value of the outstanding options was determined to be RMB60,525,042 (USD8,803,002) as of December 31, 2018 and such amount shall be recognized as compensation expenses using the accelerated method for all employee share options granted. The total fair value of share options vested during the year ended December 31, 2018 was RMB5,431,798 (USD790,022).

As of December 31, 2018, there was RMB42,791,057 (USD6,223,701) in total unrecognized compensation expense related to unvested options, which is expected to be recognized over a weighted-average period of 3.11 years.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.SHARE BASED COMPENSATION (CONTINUED)

The following table summarized the Group’s share option activity under the option plans:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		USD	Years	USD
Share options outstanding at January 1, 2018	–	–	–	–
Granted	1,733,000	12.93
Forfeited	(141,500)	12.48
Share options outstanding at December 31, 2018	1,591,500	12.94	3.11	1,180,080
Vested and expected to vest at December 31, 2018	1,452,720	12.93	3.07	1,080,644
Exercisable as of December 31, 2018	135,000	12.00	0.5	133,650

16.    INCOME TAXES

Samoa

Under the current laws of Samoa, GreenTree Samoa is not subject to tax on income or capital gain.

Cayman Island

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

GreenTree Hotels (Hong Kong), Limited is subject to Hong Kong profit tax at a rate of 16.5% in  the years ended December 31, 2016, 2017 and 2018. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

PRC

On March 16, 2007, the PRC government promulgated the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign-invested enterprises are subject to a uniform tax rate of 25%. Enterprises qualified as "High New Technology Enterprises ("HNTEs") enjoy a preferential income tax rate of 15%.

Shanghai Evergreen was qualified as an HNTE during 2017 to 2020 under the CIT Law. Shanghai Evergreen has been entitled to a preferential income tax rate of 15% during 2017 to 2019.

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive income are as follows:

	As of December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Current tax	96,219,834	193,428,603	153,947,311	22,390,708
Deferred tax	(12,296,224)	(6,777,448)	6,238,534	907,357
Total	83,923,610	186,651,155	160,185,845	23,298,065

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.    INCOME TAXES (CONTINUED)

Reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years ended December 31
	2016	2017	2018
PRC statutory tax rate	25%	25%	25%
Withholding tax on the PRC earnings distribution	–	14%	4%
Effect of international rate difference	(1%)	2%	(1%)
Effect of preferential tax rate	(2%)	(3%)	(3%)
Tax effect of expenses that are not deductible in determining taxable profit	1%	1%	4%
Effective tax rate	23%	39%	29%

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2017 and 2018 are as follows:

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Deferred tax assets:
Net loss carryforward	3,830,587	3,378,686	491,410
Deferred revenue	37,792,874	46,280,663	6,731,243
Deferred rent	6,491,710	6,235,277	906,883
Bad debt expenses	1,178,511	1,608,304	233,918
Accrued expenses	14,757,386	13,439,648	1,954,716
Unrealized gains from disposal of long-term investment	9,180,762	–	–
Impairment of long-lived assets	–	1,252,169	182,120
Valuation allowance	(3,672,489)	(4,284,778)	(623,195)
Total deferred tax assets	69,559,341	67,909,969	9,877,095
Deferred tax liabilities:
Depreciation of property and equipment	(4,782,353)	(4,028,230)	(585,882)
Unrealized gains from trading securities	(27,745,951)	(10,312,983)	(1,499,961)
Intangible assets	(1,014,907)	(5,851,517)	(851,068)
Withholding tax on PRC earnings to be distributed	–	(23,345,894)	(3,395,519)
Total deferred tax liabilities	(33,543,211)	(43,538,624)	(6,332,430)

Valuation allowances have been provided for net deferred tax assets in the legal entity where, based on all available evidence, it was determined by management that more likely than not to be realized in future years. As of December 31, 2018, the Group had tax losses carryforwards of RMB13,514,744 (USD3,378,686) which will expire between 2019 and 2023 if not utilized.

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise ("FIE") to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The cumulated undistributed earnings of the Group’s PRC subsidiaries were RMB742,615,814 (USD108,008,990) as of December 31, 2018. In January 2019, the Group announced that its board of directors approved the payment of a cash dividend of USD0.30 per ordinary shares, which is distributed from the Group’s PRC entities’ 2018 earnings. Other than these dividends distributions, the Group intends to indefinitely reinvest the remaining undistributed earnings of the Group’s PRC subsidiaries. As of December 31, 2018, the related PRC withholding tax liability accrued was RMB23,345,894 (USD3,395,519).

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.    INCOME TAXES (CONTINUED)

The Group made its assessment of the level of authority for each of its uncertain tax positions (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized expenses and benefits associated with the tax positions. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time. RMB 130,266,822 (USD 18,946,523) of the uncertain tax positions, if ultimately recognized, would affect the effective tax rate. In the years ended December 31, 2018, the Company recorded interest expense of RMB 19,481,272 (USD 2,833,433). As of December 31, 2018, the accumulated interest expense and penalty recorded by the Group was RMB42,802,483 (USD 6,225,363) and nil respectively. As of December 31, 2017, the accumulated interest expense and penalty recorded by the Group was RMB23,312,212 and nil respectively.

Unrecognized tax benefits — January 1, 2017	103,688,865
Increases — tax positions in the current period	21,916,258
Decreases — tax positions in prior period	(12,305,490)
Unrecognized tax benefits — December 31, 2017	113,299,633
Unrecognized tax benefits — January 1, 2018	113,299,633
Increases — tax positions in the current period	58,693,484
Decreases — tax positions in prior period	(2,373,708)
Unrecognized tax benefits — December 31, 2018	169,619,409

The Group’s PRC subsidiaries are subject to examination by the PRC tax authorities from 2013 through 2018 on non-transfer pricing matters, and from 2008 through 2018 on transfer pricing matters.

17.    MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries, subject to certain ceilings. The total contribution for such employee benefits were RMB21,410,446, RMB22,859,925 and RMB22,289,686 (USD3,241,900) for the years ended December 31, 2016, 2017 and 2018, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

18.    STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to make appropriations to certain statutory reserves, namely a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors for the foreign invested enterprises. For other subsidiaries incorporated in the PRC, the general reserve fund was appropriated based on 10% of net profits as reported in each subsidiary's PRC statutory accounts. General reserve and statutory surplus funds are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare funds are restricted to capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. As of December 31, 2017 and 2018, the PRC statutory reserve funds amounted to RMB57,726,641 and RMB57,726,641 (USD8,395,992), respectively.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.    STATUTORY RESERVES AND RESTRICTED NET ASSETS (CONTINUED)

In addition, under PRC laws and regulations, the Group's PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of the Group’s PRC totaling RMB391,045,190 and RMB 394,424,291 (USD 57,366,634) as of December 31, 2017 and 2018, respectively.

Furthermore, cash transfers from the Group’s PRC subsidiaries to the Group's subsidiaries outside of the PRC are subject to the PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the Group's PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

19.    RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Group in 2017 and 2018 consisted of:

Related Party	Nature of the party	Relationship with the Group
Alex S. Xu	Individual	Founder and CEO
Hui Xu	Individual	Brother of Alex S.Xu
Yan Zhang *	Individual	Senior management of the Group
1250 Bayshore Highway, LLC (“Bayshore”)	Hotel management	Controlled by Alex S.Xu
APAM Holdings, LLC(“APAM”)	Investment holding	Controlled by Alex S.Xu
Napa Infinity Winery (Shanghai) Inc. (“Napa”)	Wine distributor	Controlled by Hui Xu
519 Information Technology (Shanghai) Inc. (“519”)	Wine distributor	Controlled by Hui Xu
Pacific Hotel Management (Rongcheng) Co., Ltd. (“Rongcheng”)	Hotel management	Controlled by Hui Xu
GTI	Investment holding	Shareholder of the Group, controlled by Alex S. Xu
Tianjin GreenTree Tianbao Hotel Management CO., Ltd. (“TB”)	Franchised hotels	Equity investee of the Group
JYH	Hotel management	Equity investee of the Group
Yancheng Zexin Hotel Management Co., Ltd.(“Ze Xin”) **	Hotel management	Equity investee of the Group
Steigenberger	Franchised hotels	Equity investee of the Group
Beifu Hong Kong Industrial Co. Limited
(“HK Beifu”)	Investment holding	Controlled by Alex S.Xu
Shiquanmeiwei (Beijing) Catering and Management CO., Ltd.(“Shiquanmeiwei”)	Catering management	Controlled by GTI
Shanghai JYHM Restaurant Management CO., Ltd.(“JYHM”)	Catering management	Controlled by GTI

*Ceased to be a related party subsequent to her resignation on December 5, 2017

** As the Group acquired Ze Xin on July 1, 2018, Ze Xin was included as a subsidiary of the Group and ceased to be a related party.

(a)Related party balances

Due from related parties:	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
Current:
GTI	1,717,539	–	–
Steigenberger	225,000	225,000	32,725
Ze Xin	1,306,153	–	–
Shiquanmeiwei	–	3,600	523
	3,248,692	228,600	33,248
Non-current:
Ze Xin	2,600,000	–	–

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.    RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

Amounts due from Steigenberger of RMB225,000(USD34,582) is a loan to Steigenberger maturing in one year with an interest rate of 6% per annum.

Amount due from Shiquanmeiwei of RMB3,600 represents the payment on behalf of related parties which were unsecured, interest free, and repayable upon demand.

Due to related parties:	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
JYHM	–	221,028	32,147
TB	473,018	64,550	9,389
	473,018	285,578	41,536

Amount due to related parties are primarily comprised of advance from and receipts on behalf related parties which were unsecured, interest free, and repayable upon demand.

(b)	Related party transactions

During the years ended December 31, 2017 and 2018, related party transactions consisted of the following:

		As of December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Loan to Yan Zhang	(150,000,000)
Interest income from Yan Zhang	4,595,116	3,515,358	–	–
Interest income from Ze Xin	–	75,460	263,366	38,305
Repayment from Yan Zhang	30,000,000	128,110,474	–	–
Repayment from GTI	17,309,623	9,730,276	1,717,539	249,806
Repayment to JYH	(14,200,539)	–	–	–
Franchised revenue from TB	540,827	400,639	389,583	56,662
Franchised revenue from Ze Xin	152,284	232,766	44,763	6,511
Advance from TB	224,516	294,193	–	–
Repayment from Bayshore	–	8,671,250	–	–
(Repayment to)/Advance from Rongcheng	(141,380)	141,380	–	–
Advance to Napa	(434,826)	–	–	–
Advance to Shiquanmeiwei	–	–	3,600	524
Advance from JYHM	–	–	(221,028)	(32,147)
Purchase from Napa	–	4,035,262	–	–
Loan to Steigenberger	–	(225,000)	–	–
Loan to Ze Xin	–	(3,500,000)	(4,300,000)	(625,409)
Repayment from Ze Xin	579,167	367,488	–	–
Advance from/(Repayment to) 519	4,100	(4,100)	–	–

(c)	Guarantee

The Group guaranteed a credit line taken by APAM, a company controlled by the Founder, to finance its investments in United States of America. As a result of the guarantee, RMB70 million of cash are pledged as security and restricted as to use as of December 31, 2016.

The Group guaranteed an acquisition made by HK Beifu, a company controlled by the Founder, with RMB110 million cash restricted to use as of December 31, 2016.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.    RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

In March 2017, the Group guaranteed a bank loan taken by HK Beifu, a company controlled by the Founder, to finance an acquisition in China. As a result of the guarantee, RMB900 million of cash was pledged as security and restricted to use.

As December 31, 2017, the above guarantees are released.  There was no other material guarantee as of December 31, 2017 and 2018.

20.    COMMITMENTS AND CONTINGENCIES

Operating lease commitments

As lessee

The Group has entered into lease agreements for business office and certain hotels which it operates. Such leases are classified as operating leases.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2018 were as follows:

	Year Ended December 31,
	2018	2018
	RMB	USD
2019	82,142,137	11,947,078
2020	78,923,815	11,478,993
2021	75,246,421	10,944,138
2022	61,747,409	8,980,788
2023	54,551,591	7,934,200
Thereafter	220,116,253	32,014,581
Total	572,727,626	83,299,778

As lessor

The Group subleases its leased assets under operating lease arrangements for terms ranging from one to twenty years. The terms of the leases generally also require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions.

At 31 December 2018, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

	Year Ended December 31,
	2018	2018
	RMB	USD
2019	43,846,815	6,377,255
2020	36,109,529	5,251,913
2021	33,746,012	4,908,154
2022	26,798,827	3,897,728
2023	24,107,631	3,506,310
Thereafter	91,634,251	13,327,648
Total	256,243,065	37,269,008

Litigation and contingencies

The Company and its operations from time to time are, and in the future may be, parties to or targets of lawsuits, claims, investigations, and proceedings, including but not limited to non-compliance respect to licenses and permits, franchise agreements and lease contracts, which are handled and defended in the ordinary course of business. The Group may be unable to estimate the reasonably possible loss or a range of reasonably possible losses until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, or the progress of settlement negotiations. The Company accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Company accrues the minimum amount. The Company expenses legal costs, including those expected to be incurred in connection with a loss contingency, as incurred.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.    EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented is calculated as follows:

	Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Numerator:
Net income used in calculating earnings per share-basic and diluted	265,973,599	285,400,182	394,104,841	57,320,172
Denominator:
Weighted average number of Class A ordinary shares outstanding used in calculating basic and diluted earnings per share	48,635,252	48,635,252	62,860,578	62,860,578
Weighted average number of Class B ordinary shares outstanding used in calculating basic and diluted earnings per share	42,716,957	42,716,957	36,288,343	36,288,343
Allocation of undistributed earnings — basic and diluted:
To Class A Shares	141,602,409	151,944,981	249,863,114	36,341,083
To Class B Shares	124,371,190	133,455,201	144,241,727	20,979,089
Basic and diluted earnings per share:
To Class A Shares	2.91	3.12	3.97	0.58
To Class B Shares	2.91	3.12	3.97	0.58

The Group did not include share options in the computation of diluted earnings per share for the year ended December 31, 2018 because those share options were anti-dilutive for earnings per share.

22.    SUBSEQUENT EVENTS

On January 18, 2019, the Group acquired 5.56% equity interest, 27,776,000 ordinary shares, in China Gingko Education Group Company Limited with HK$40.40 million (USD5.16 million) during its initial public offering in the Hong Kong Stock Exchange. In January 2019, the Group additionally acquired 2.71% equity interest, 13,560,000 ordinary shares with HK$19.60 million (USD2.50 million).

On January 22, 2019, the Board approved of a cash dividend of USD0.30 per ordinary share. The total amount of cash to be distributed for the dividends is approximately USD30.5 million.

In January and April 2019, the Group entered into two share purchase agreements to respectively acquire 60% equity interest in Argyle Hotel Management Group (Australia) Pty Ltd and 70% equity stake in Urban Hotel Group.

On March 11, 2019, the Group acquired 4.95% of shares in Zhejiang New Century Hotel Management Co., Ltd. in its global offering in the Hong Kong Stock Exchange, for a total amount of USD29.2 million.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.    PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2017	2018	2018
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	–	721,573,493	104,948,512
Dividends receivable	39,691,103	–	–
Other current assets	–	4,117,311	598,838
Total current assets	39,691,103	725,690,804	105,547,350
Non-current assets:
Other assets	–	6,875,561	1,000,009
Investments in subsidiaries	732,245,241	1,129,273,719	164,246,051
TOTAL ASSETS	771,936,344	1,861,840,084	270,793,410
LIABILITIES AND EQUITY
Current liabilities:
Dividends payable	39,691,103	–	–
Amounts due to subsidiaries	–	7,090,700	1,031,300
Total liabilities	39,691,103	7,090,700	1,031,300
Shareholders’ Equity:
Class A ordinary shares (USD0.50 par value per share; 60,000,000 and 400,000,000 shares authorized as of December 31, 2017, 2018; 48,635,252 and 66,789,300 shares issued and outstanding as of December 31, 2017 and 2018)	160,189,926	217,421,867	31,622,699
Class B ordinary shares (USD0.50 par value per share; 200,000,000 and 100,000,000 shares authorized as of December 31, 2017, 2018; 42,716,957 and 34,762,909 shares issued and outstanding as of December 31, 2017 and 2018)	140,696,841	115,534,210	16,803,754
Additional paid-in capital	212,309,734	1,003,026,803	145,884,198
Retained earnings	223,134,889	456,398,812	66,380,454
Accumulated other comprehensive (loss) income	(4,086,149)	62,367,692	9,071,005
Total Shareholders’ Equity	732,245,241	1,854,749,384	269,762,110
TOTAL LIABILITIES AND EQUITY	771,936,344	1,861,840,084	270,793,410

Condensed statements of operations

	As of December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
General and administrative expenses	–	–	(1,307,753)	(190,205)
Interest income	–	–	13,785,679	2,005,044
Share of profit in subsidiaries, net (Note a)	265,973,599	285,400,182	381,626,915	55,505,333
Income before tax and net income	265,973,599	285,400,182	394,104,841	57,320,172
Other comprehensive income, net of tax - Foreign currency translation adjustments	1,875,003	1,317,020	66,453,841	9,665,310
Comprehensive income	267,848,602	286,717,202	460,558,682	66,985,482

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.    PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Condensed statements of cash flows

	As of December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	USD
Operating activities:
Net income	265,973,599	285,400,182	394,104,841	57,320,172
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	–	–	1,307,753	190,205
Changes in operating assets and liabilities:
Other current assets	–	–	(4,117,311)	(598,838)
Amounts due to subsidiaries	–	–	7,090,700	1,031,300
Share of profit in subsidiaries, net	(265,973,599)	(285,400,182)	(381,626,915)	(55,505,333)
Net cash provided by operating activities		–	16,759,068	2,437,506
Investing activities:
Advances for acquisitions	–	–	(6,875,561)	(1,000,009)
Net cash used in investing activities	–	–	(6,875,561)	(1,000,009)
Financing activities:
Proceeds from issuance of Class A ordinary shares	–	–	837,505,007	121,810,051
Payment for initial public offering costs	–	–	(30,827,578)	(4,483,685)
Distribution to the shareholders (note 1)	(17,956,030)	(579,042,699)	(200,532,021)	(29,166,173)
Dividends from subsidiaries	17,956,030	579,042,699	39,691,103	5,772,832
Net cash generated from financing activities	–	–	645,836,511	93,933,025
Effect of exchange rate changes on cash and cash equivalents	–	–	65,853,475	9,577,990
Net increase in cash and cash equivalents	–	–	721,573,493	104,948,512
Cash and cash equivalents at beginning of the year	–	–	–	–
Cash and cash equivalents at end of the year	–	–	721,573,493	104,948,512

(a) Basis of presentation

In the Company-only financial statements, the Company’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Company records its investment in its subsidiary under the equity method of accounting as prescribed in ASC 323-10 Investment-Equity Method and Joint Ventures, such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit of subsidiaries” on the statements of operations.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Group’s consolidated financial statements.