Form 20-F
period 2019-12-31
GreenTree Hospitality Group Ltd.
filed 2020-04-30
CIK 1724755

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

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

67,416,046 Class A ordinary shares were outstanding as of December 31, 2019

34,762,909 Class B ordinary shares were outstanding as of December 31, 2019

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

☐ Yes    ☐ No

GreenTree Hospitality Group Ltd.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2019

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

•	“GreenTree Inns” brand are to hotels operated under the GreenTree Inns and GreenTree Inns Express brands;
•	“leased-and-operated hotels” are to hotels that we lease or own the premises and operate;
•	“franchised-and-managed hotels” are to hotels that we manage pursuant to various franchise agreements;
•	franchise agreements are to franchising agreements, management entrustment contracts and/or brand consulting contracts (as applicable);
•	“RMB” or “Renminbi” are to the legal currency of China;
•	“ramp up stage” are to hotels in operation that have been open for six or fewer months;
•	“RevPAR” are to revenue per available room, which is calculated by multiplying our hotels’ average daily room rate by its occupancy rate;
•	“shares” are to, collectively, our Class A ordinary shares and Class B ordinary shares, par value US$0.50 per share;
•	“Tier 1 cities” are to the term used by the National Bureau of Statistics of China and refer to Beijing, Shanghai, Shenzhen and Guangzhou;
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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, and as of December 31, 2018 and 2019.

Our ADSs are listed on the New York Stock Exchange under the symbol “GHG.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the years ended December 31, 2017, 2018 and 2019 and the selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the year ended December 31, 2015 and 2016, and the selected balance sheet data as of, December 31, 2015 and 2016 have been derived from our audited financial statements not included in this annual report on Form 20-F. Selected consolidated financial data as of and for the year ended December 31, 2014 have not been included, as such information is not available on a basis that is consistent with the consolidated financial data included in this annual report and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense. The historical results are not necessarily indicative of results to be expected in any future period. On January 1, 2019, we adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The consolidated statement of operations data and consolidated balance sheet data are presented under the new accounting standards from 2017 to 2019, while the prior period consolidated financial data have not been restated and continue to be reported under accounting standards in effect for those periods. See note 2 of our consolidated financial statements included elsewhere in this annual report on Form 20-F for further discussion.

	Year ended December 31,
	2015	2016	2017		2018	2019
	RMB	RMB	RMB		RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive Income Data:
Revenues
Leased-and-operated hotels	210,687	189,285	193,042		212,672	253,421	36,402
Franchised-and-managed hotels	424,033	458,504	550,133		692,943	838,372	120,424
Total revenues	634,720	647,789	743,175		905,615	1,091,793	156,826
Operating costs and expenses
Hotel operating costs	(264,335)	(240,132)	(226,867)		(274,419)	(338,827)	(48,670)
Selling and marketing expenses	(24,643)	(26,609)	(32,803)		(47,398)	(84,970)	(12,205)
General and administrative expenses	(64,308)	(77,933)	(121,658)	(1)	(95,261)	(184,988)	(26,572)
Other operating expenses	(14,757)	(3,073)	(5,629)		(5,946)	(3,287)	(472)
Total operating costs and expenses	(368,043)	(347,747)	(386,957)		(423,024)	(612,072)	(87,919)
Other operating income	21,095	12,222	15,284		22,570	24,832	3,567
Income from operations	287,772	312,264	371,502		505,161	504,553	72,474
Interest income and other, net	19,643	22,039	26,238		49,660	66,088	9,493
Interest expense	–	–	(1,442)		(542)	(2,506)	(360)
Gains(losses) from investments in equity securities	25,545	24,564	59,165		(57,775)	55,254	7,937
Other income, net	–	1,322	1,191		35,735	2,691	387
Income before income taxes	332,960	360,189	456,654		532,239	626,080	89,931
Income tax expense	(80,077)	(83,924)	(182,568)	(2)	(152,718)	(189,568)	(27,230)
Income before share of losses in equity investees	252,883	276,265	274,086		379,521	436,512	62,701
Share of losses(gains) in equity investees, net of tax	(17,213)	(10,465)	(899)		(8,301)	1,262	181
Net income	235,670	265,800	273,187		371,220	437,774	62,882
Net loss attributable to noncontrolling interests	123	173	348		491	4,944	710
Net income attributable to ordinary shareholders	235,793	265,973	273,535		371,711	442,718	63,592

(1)	Includes one-time share-based compensation expenses of RMB38.0 million (US$5.8 million) in 2017 for GTI’s shares granted to certain of our directors for their past services as directors.
(2)

Includes withholding taxes of RMB67.7 million (US$10.4 million) incurred in connection with a cash dividend distributed by our subsidiaries incorporated in the PRC during the year ended December 31, 2017.

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	505,857	896,783	161,964	1,264,026	319,848	45,943
Property and equipment, net	141,394	110,436	96,669	222,390	614,937	88,330
Intangible assets, net	5,981	4,927	3,727	27,213	496,280	71,286
Goodwill	2,959	2,959	2,959	5,787	100,078	14,375
Long-term investments	81,158	35,497	122,509	112,219	398,638	57,261
Total assets	1,407,151	1,875,751	1,813,907	3,079,781	3,816,479	548,203
Deferred revenue	151,101	201,356	512,320	210,586	231,925	33,314
Total liabilities	629,947	848,827	1,262,689	1,420,434	1,798,719	258,370
Total shareholders’ equity	777,204	1,026,924	551,218	1,659,347	2,017,760	289,833
Total liabilities and shareholders’ equity	1,407,151	1,875,751	1,813,907	3,079,781	3,816,479	548,203

	As of December 31,
	2015	2016	2017	2018	2019
Selected Operating Data:
Total hotels in operation	1,651	1,964	2,289	2,757	3,957
Franchised-and-managed hotels	1,611	1,932	2,263	2,728	3,923
Leased-and-operated hotels	40	32	26	29	34
Total hotel rooms in operation	146,176	168,238	190,807	221,529	290,026
Franchised-and-managed hotels	141,434	164,207	187,505	217,795	285,736
Leased-and-operated hotels	4,742	4,031	3,302	3,734	4,290
Number of cities	210	234	263	290	339

	Year Ended December 31,
	2015	2016	2017	2018	2019
Occupancy rate (as a percentage)(1)
Total hotels in operation	77.8%	80.4%	82.6%	82.1%	80.9%
Franchised-and-managed hotels	78.3%	80.9%	82.9%	82.3%	81.1%
Leased-and-operated hotels	66.8%	66.4%	70.3%	68.0%	66.1%
Average daily rate (in RMB)
Total hotels in operation	152	153	157	164	170
Franchised-and-managed hotels	152	152	156	163	169
Leased-and-operated hotels	160	164	186	205	211
RevPAR (in RMB)
Total hotels in operation	118	123	130	135	137
Franchised-and-managed hotels	119	123	129	134	137
Leased-and-operated hotels	107	109	131	139	140

(1)	Based on the number of available rooms.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for percentage)
Non-GAAP Financial Data
Adjusted EBITDA(1)	323,117	338,470	424,851	530,195	594,098	85,336
Adjusted EBITDA Margin(2)	50.9%	52.3%	57.2%	58.6%	54.4%	54.4%

(1)

We believe that Adjusted EBITDA, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, share of losses in equity investees (net of tax), interest expense, share-based compensation, depreciation and amortization, losses on investments in equity securities, one-time fees and expenses, provision for bad debt and other expense net, but excludes other operating income, interest income and other, net, gains on investments in equity securities, share of gains in equity investees (net of tax) and other income net.

(2)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by our total revenues.

The presentation of Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our other operating income/expense, depreciation and amortization, interest expense, gains(losses) from investments in equity securities, one-time fees and expenses, income tax expenses, share-based compensation, share of gains(losses) in equity investees (net of tax), other income/expense, net and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

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

A reconciliation of Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	Year Ended December 31,
	2015	2016	2017	2018	2019
	(RMB)	(RMB)	(RMB)	(RMB)	RMB	US$
	(in thousands)
Net income	235,670	265,800	273,187	371,220	437,774	62,882
Deduct:
Other operating income	21,095	12,222	15,284	22,570	24,832	3,567
Interest income and other, net	19,643	22,039	26,238	49,660	66,088	9,493
Gains from investments in equity securities	25,545	24,564	59,165	3,091	77,050	11,068
Share of gains in equity investees, net of tax	–	–	–	142	1,550	223
Other income, net	–	1,322	1,191	36,723	2,691	387
Add:
Other operating expenses	14,757	3,073	5,629	5,946	3,287	472
Income tax expense	80,077	83,924	182,568	152,718	189,568	27,230
Share of losses in equity investees, net of tax	17,213	10,465	899	8,443	288	41
Interest expense	–	–	1,442	542	2,506	360
Share-based compensation	–	–	38,048	16,109	27,677	3,976
Depreciation and amortization	41,683	35,355	24,956	25,550	40,366	5,798
Losses on investment in equity securities	–	–	–	60,866	21,796	3,131
One-time fees and expenses	–	–	–	–	10,288	1,478
Provision for bad debt	–	–	–	–	32,759	4,706
Other expense, net	–	–	–	987	-	-
Adjusted EBITDA (Non-GAAP)	323,117	338,470	424,851	530,195	594,098	85,336

Currency Translations

This annual report on Form 20-F contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB6.9618 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2019. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Our success could be adversely affected by the performance of our franchised-and-managed hotels. As of December 31, 2019, we franchised-and-managed approximately 99.1% of our hotels, and we derived 74.0%, 76.5% and 76.8% of our revenues from those hotels in 2017, 2018 and 2019, respectively, which include revenues from membership fees of franchised-and-managed hotels. We plan to increase the number of franchised-and-managed hotels in operation to increase our national presence in China. Our franchisees may not be able to develop or construct hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis.

We oversee and manage the operations of our franchised-and-managed hotels pursuant to various franchise agreements. However, we are not able to control the actions of our franchisees. Under those franchise agreements, our franchisees are typically responsible for developing hotel properties on a timely basis, bearing the costs and expenses of developing and operating the hotels, including costs of constructing, decorating or renovating the hotels to our standards and recruiting and employing hotel staff. However, if our franchisees have difficulties in accessing capital or are reluctant to make investments for the construction, decoration, management or renovation of the hotels, we may not able to force them to secure the required capital and the quality of our franchised-and-managed hotels’ operations may be thereby diminished.

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

In addition to quality standards, safety incidents such as fire accidents may occur at our franchised-and-managed hotels despite our supervision or entrusted management. Any such occurrence may result in substantial reputational harm to us and our brands. In addition, if such safety incidents occur at any of the franchised-and-managed hotels that do not possess the relevant licenses, permits or inspection certificate, there could be substantial negative publicity, thereby triggering large-scale government actions that could impact our entire hotel network, which in turn will have a material adverse impact on our business, results of operations and financial condition.

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

We franchise hotels to third parties pursuant to franchise agreements. These franchise agreements may be renegotiated or may expire. We completed acquisitions of Argyle Hotel Management (Beijing) Co., Ltd. (“Argyle” or “Argyle Hotel Group”), and Shandong Xinghui Urban Hotel Management Group Co., Ltd. (“Urban” or “Urban Hotel Group”), respectively in April 2019 and November 2019. The versions of franchise agreements we have used during recent years, including those for Argyle, typically have an initial term of 10 to 20 years except for the franchise agreements with our Shell franchisees and Urban franchisees. We plan to renew our existing franchise agreements upon expiration or renegotiate with our franchisees for new franchise agreements. However, we may be unable to retain our franchisees on satisfactory terms, or at all. If a significant number of our existing franchise agreements expire and new franchisees do not cover those expired franchises, our revenue and profit may decrease in the future, and our results of operations could be materially and adversely affected.

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

As of December 31, 2019, we operate 34 leased-and-operated hotels, among which, five hotels are from Urban Hotel Group, including two hotels situated on properties owned by us. Out of our 34 leased-and-operated hotels, eight have not obtained any fire prevention safety inspection certificates, three have not obtained public area hygiene permits, two have not obtained special industry permits, and two which engage in catering business have not obtained the food operation permits. Given the significant discretion local government authorities have in the examination of our application as well as other factors beyond our control in certain areas, we may be unable to obtain our food operation permits at all.

In addition, we have only been provided with and reviewed the relevant governmental approvals and permits for the operation of 3,131 out of our 3,923 franchised-and-managed hotels in total, including Argyle and Urban, in operation as of December 31, 2019, and have found that:

•	approximately 0.22% of these hotels did not provide us with the business license;
•	approximately 7.36% of these hotels did not provide us with the special industry license;
•	approximately 9.53% of these hotels did not provide us with the fire prevention safety inspection certificate; and
•	approximately 15.93% of these hotels did not provide us with the public hygiene license.

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
•

Special industry license: warnings or fines of up to RMB1,000 and even up to a 15-days detention. In addition, pursuant to various local regulations, hotels failing to obtain the special industry license may be subject to warnings, orders to suspend or cease continuing business operations, confiscations of illegal gains or fines;

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

We began franchising our Gem, Gya and Vx brands in 2017. However, we may not satisfy all the prerequisites for franchising our Gem, Gya and Vx brands under relevant PRC laws and regulations. If the competent government authorities establish that we have no adequate qualification to franchise our Gem, Gya and Vx brands, we could be subject to penalties including confiscation of relevant gain and fines between RMB100,000 and RMB500,000 for each such brand.

Furthermore, holders of 70% of equity interest in Yibon Hotel Group Co., Ltd., or Yibon, have the right to exchange their equity interest in Yibon into our shares within a certain period after Yibon delivered a consolidated financial report for the year of 2019 audited by “big four” accounting firm in accordance with a formula using Yibon’s net profit achieved in the year of 2019 as calculation basis. We expect Yibon shall record a net loss in 2019, as such holders should be unable to exchange our shares based on Yibon’s financial results of 2019.

.We may terminate franchise agreements earlier under certain circumstances, and we may have disputes with our franchisees which may materially and adversely affect our business and result of operations.

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

Due to our rapid expansion in recent years, we have added a large number of new franchised-and-managed hotels into our hotel network, some of which may not be able to provide consistent and high-quality service to meet our standards. To avoid potential damage to our brand name and to ensure the quality of services provided to our guests, we may terminate our franchise agreements with such franchisees. In addition, if any of our franchisees defaults or commits wrongdoing and fails to cure defaults or wrongdoings, we may also need to terminate our franchise agreements. Although our franchise agreements typically allow us to terminate the agreements under many circumstances, our franchisees may dispute our termination or our claim and in such cases we have to submit such disputes for the settlement by courts or arbitration. For example, as of December 31, 2019 we had 17 pending legal proceedings in connection with the franchised-and-managed hotels. Also, we have in the past closed and may close in the future certain franchised-and-managed hotels as a result of disputes with the franchisees for their failure to comply with our requirements on, among other things, the punctual payment of our franchise fees or management fees, the decoration or operation standard, use of our brand, maintenance of the hotel condition and appearance, the avoidance of competition between the franchisees, including keeping appropriate distances between the franchised-and-managed hotels. For example, in 2019, we terminated 75 franchised-and-managed hotels that did not comply with our brand and operating standards. If a significant number of our existing franchise agreements are terminated early, our revenue and profit may decrease in the future.

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

During the past few years, we have sought to convert some hotels from the leased-and-operated model over to the franchised-and-managed model through selling relevant business assets and handed over the management of such hotels, in most of the cases pursuant to an asset, business and personnel transfer agreement, or Transfer Agreements, to certain individuals or entities that have subsequently entered into franchise agreements with us and have therefore become our new franchisees. According to the Transfer Agreements, such new franchisees shall take over and operate such hotels on their own account and shall take the risks and enjoy the benefit of operating such hotels from the completion of the transfer contemplated by such agreements. However, the Transfer Agreements typically allow our franchisees under such arrangements to continue to use the hotel’s permits that were previously obtained by us and remain in the name of our company for a transitional period. As of December 31, 2019, nine of the abovementioned new franchisees were still using our relevant hotels’ permits. All of these franchisees have executed a supplementary agreement which requires them to stop using and return to us our hotels’ permits upon execution of the supplementary agreements. Such supplementary agreements also require the franchisees to indemnify us against all losses, costs or liabilities incurred by us for their defaults under such agreements. However, if any franchisees refuse to return and continue to use any of our hotels’ permits, our company could be held liable as the registered permit holder for any regulatory non-compliance on the part of our franchisees. As a result, any breach by our franchisees of relevant regulations could cause us to incur relevant legal liability under PRC law, which may materially affect our brand image and our results of operations. In addition, in such instances, because the relevant leases have not been transferred to our new franchisees, we continued to be the tenants of the relevant hotel premises and we remain liable to pay the rent to our landlords, and may not thereafter be fully compensated by the new franchisees. As a result, our result of operations and financial conditions may be materially and adversely affected by the default of such franchisees. Furthermore, such arrangement between us and the new franchisees could be deemed as a sublease, and our landlords may claim that our subleasing arrangement without our landlords’ consent constitutes a default. In such cases, we may be required by our landlords to terminate sublease arrangements and compensate their losses, if any, which may further increase our costs and risks. Moreover, we may not be able to enforce our rights against the franchisees under the supplementary agreements, which would hinder our ability to prevent the franchisees from using our hotel permits and negatively impact our business and our reputation.

Our leased-and-operated hotels are subject to a number of operational risks.

For hotels under the leased-and-operated model, a significant portion of operating costs, including rent, is fixed. Accordingly, a decrease in revenues could result in a disproportionately larger decrease in earnings because the operating costs and expenses are unlikely to decrease proportionately. For example, the period during both the New Year and Chinese Spring Festival holidays generally accounts for a smaller portion of our annual revenues than the other periods, but the expenses do not vary in proportion to changes in occupancy rates and revenues. Major construction work near our hotel may also have a negative impact on the occupancy rate. We need to continue to pay rent and salaries, make regular repairs, perform maintenance and renovations and invest in other capital improvements for our leased-and-operated hotels throughout the year to maintain their attractiveness. Therefore, our leased-and-operated hotels’ costs and expenses may remain constant or increase even if their revenues decline. The operation of each leased-and-operated hotel goes through the stages of development, ramp-up and mature operation. Our involvement in the development of such properties presents a number of risks, including construction delays or cost overruns, which may result in increased project costs or forgone revenue. During the development stage, significant pre-opening expenses will be incurred, and at the ramp-up stage, which is usually six months, when the occupancy rate increases gradually, revenues generated by these hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. As a result, most newly opened leased-and-operated hotels may not achieve profitability until they reach mature operations. We also may be unable to recover development costs we incur for projects that are not completed. Any expansion of our leased-and-operated hotel portfolio would incur significant pre-opening expenses during the development stage and relatively low revenues during the ramp-up stage of such newly opened leased-and-operated hotels, of which expenses may have a significant negative impact on our results of operations. Properties that we develop could become less attractive due to market saturation, oversupply or changes in market demand, with the result that we may not be able to recover development costs as we expect, or at all.

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

In certain circumstances, we have needed to liquidate certain of our PRC subsidiaries and branches which previously operated leased-and-operated hotels, upon the completion of conversion or closure of hotels. In liquidating such subsidiaries and branches, we need to complete various deregistration procedures, which may be time-consuming and therefore we cannot assure you that such subsidiaries and branches can be deregistered in a timely manner. In the future, we may need to liquidate more subsidiaries and branches which have ceased to operate leased-and-operated hotels.

The legal rights of our franchisees and us to use certain leased properties could be challenged by property owners or other third parties, which could prevent our franchisees or us from operating the affected hotels or increase the costs associated with operating these hotels.

For most of our franchised-and-managed hotels and all but two of our leased-and-operated hotels, we and our franchisees do not hold property ownership with respect to the premises under which those hotels are operated. Instead, we and our franchisees rely on leases or contracted management arrangements with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2019, four of the ultimate owners of the properties of our leased-and-operated hotels failed to provide us with the relevant title certificates. As to these four ultimate owners, if they have not obtained and provided such title certificates because the relevant properties were constructed by such ultimate owners without having obtained or in violation of a construction project planning permit, our lease of such properties may be challenged or even invalidated by a government authority or relevant dispute resolution institution. Meanwhile, the property title certificates for the premises on which approximately half of our leased-and-managed hotels are located have a different designated use from the actual usage of those properties, and our lease of such properties may be challenged by relevant government authorities and subject us to cessation of operations or fines in an amount of up to RMB30,000 for each property or approximately RMB480,000 in aggregate. If the property owners’ title and the legal rights of our franchisees and us to the leases of such properties are successfully challenged by a government authority or dispute resolution institution as mentioned above, the development or operations of our hotels on such properties could be adversely affected.

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

The hospitality industry in China is highly competitive. Competition in the industry is primarily based on room rates, quality of accommodation, brand name recognition, convenience of location, geographic coverage, service quality, range of services and guest amenities. We compete primarily with branded and standalone hotels as well as regional and local economy hotels. We also compete with four- and five- star hotels, as we offer rooms with standards comparable to many of those hotels while maintaining competitive pricing. Furthermore, we compete with other hotels for guests in each market segment in which we operate, as our typical business and leisure traveler guests may change their travel, spending and consumption patterns and choose to stay in hotels in different markets. New and existing competitors may offer competitive rates, greater convenience, services or amenities or superior facilities, which could attract guests away from our hotels, resulting in a decrease in occupancy and average daily rates for our hotels. In addition, competition among franchised hotels is intense in attracting potential franchisees and retaining existing franchisees. We believe that hotel operators choose hospitality franchisors based on primarily the value and quality of a franchisor’s brand, reputation and service and the extent to which affiliation with that franchisor may increase the franchisee’s hotel occupancy rates and profitability. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

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

While sales growth will depend in part on our plans for new hotel openings, deeper penetration into existing and new geographic markets and increased sales at our existing hotels will also affect our sales growth and will continue to be critical factors affecting our revenue and profit. Our ability to increase the revenues generated by our hotels depends in part on our ability to successfully implement our growth strategy and related initiatives. Our ability to penetrate further into the existing geographic markets where we already have a presence depends in part on our ability to successfully market ourselves and to maintain and increase sales to our existing members, including individual members and corporate members and attract more members to our membership program. We may not be able to achieve our targeted sales growth at our existing hotels, and sales at existing hotels could decrease. In addition, we may not be able to achieve our targeted level of expansion within existing and new geographic markets. The occurrence of any of such events may have a material adverse effect on our business, financial condition and results of operations.

Our growth depends on our ability to grow the number of hotels in operation.

Our growth depends on our ability to open and profitably operate new hotels under both franchised-and-managed model and leased-and-operated model. In 2017, 2018 and 2019, we opened 424, 550 and 605 new franchised-and-managed hotels. In each of 2017, 2018 and 2019, we opened one, four and two new leased-and-operated hotels respectively. We plan to increase the number of our hotels in the future. We may not be successful in identifying and leasing or franchising additional hotel properties at desirable locations and on commercially reasonable terms or at all. In more developed cities, it may be difficult to increase the number of hotels because we or our competitors may already have operations in such cities. In less developed cities, demand for our hotels may not increase as rapidly as we expect. We also may incur substantial costs in connection with evaluating hotel properties and negotiating with property owners, including ones that we are subsequently unable to lease or franchise.

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

We have experienced substantial growth since our inception. We have increased the number of our total hotels in operation in China from eight as of December 31, 2005 to 3,957 as of December 31, 2019, and we intend to focus on developing additional franchised-and-managed hotels in different geographic locations in China and internationally, as well as growing through mergers, acquisitions and strategic alliances. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological, financial and other resources. There can be no assurance that we will be able to effectively manage our growth. If our growth initiatives fail, and if we fail to integrate new alliances, merged entities or acquired targets into our network, our businesses and prospects may be materially and adversely affected.

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

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, in 2017 we acquired a 30% equity interest in Yibon Hotel Group Co., Ltd. and a 50% equity interest in Steigenberger (Beijing) Hotel Management Co., Ltd. In 2018, we acquired: (i) an additional 1% of the equity interest in Yancheng Zexin Hotel Management Co., Ltd., or Zexin, and our equity interest in Zexin increased to 51%; (ii) a 70% of the equity interests in Foshan Baiqinghui Hotel Co., Ltd.; (iii) all of the business assets and a 70% interest in Donghe Zhenxing Hotel, in the Xuzhou Economic and Technological Development Zone; and (iv)

all of the business assets and equity interests in Deep Sleep Hotel, in the Xuzhou Economic and Technological Development Zone. In 2019, we acquired a 60% equity interest in Argyle, a 70% equity interest in Urban and properties for strategic development purpose.

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

We intend to diversify our brand portfolio and mix of hospitality offerings with existing brands, including GreenTree Eastern, Gem, Gya, Vx, Greentree Inns, Deep Sleep, GT Alliance, GreenTree Apartment, Vatica and Shell, as well as brands from Argyle and Urban, to cover market segments from economy to luxury markets. In April 2019, we acquired Argyle which focuses on mid-to-up-scale to luxury segments of the markets, most of which are four- and five- star hotels. In December 2019, we consolidated Urban which focuses on economy to mid-scale market segments. We may not possess sufficient knowledge or experience in expanding into the luxury market segment, hence we may face more competition in this new market segment or newly geographic markets where we operate. In addition, the strategy to diversify our mix of hospitality offerings may increase the cash needs of our operations and may distract our management's attention and energy. If such strategies are not successful, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to maintain our relationships with our members and corporate members, our business and growth prospects could be materially and adversely affected.

Historically, we have derived a portion of our revenues from our members and from our cooperation arrangements with certain corporate members such as banks, airlines and other large companies. In 2017, 2018 and 2019, we sold approximately 95% of our room nights through our direct sales channels. We expect that these members and corporate members will contribute to the growth of our business in the near future.

We cannot assure you that our members will remain loyal patrons of our hotels and that our corporate members will agree to renew the relevant cooperation agreements upon their expiration, or enter into new agreements with us on substantially similar terms. Our negotiating position with corporate members also is limited given the competition in China’s hospitality industry. If we fail to enhance or maintain our relationships with our members, and the frequency of member stays at our hotels declines as a result, or if our corporate members decline to renew their cooperation agreements or propose new agreements with commercial terms less favorable to us, our business and growth prospects could be materially and adversely affected.

In addition, our members are allowed to redeem their bonus points for various gifts or merchandises offered by 168mall, which is operated under https://www.168.com. The domain name is owned by a company we acquired in 2019 which holds the permit for offering value added telecommunication services and has been consolidated into our company.

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

Our continued success in maintaining and enhancing our brand portfolio and image depends, to a large extent, on the ability of our franchisees and us to satisfy customer needs by maintaining consistently high-quality services across our hotel network, as well as their and our ability to respond to competitive pressures. If we and our franchisees are unable to do so, our occupancy rates may decline, which could in turn adversely affect our results of operations. Our business may also be adversely affected if our brands, public image or reputation were to be diminished by the operations of any of our hotels, whether due to our franchisees failing to operate hotels according to our requirements, unsatisfactory service, accidents or otherwise. Our brand portfolio is integral to our sales and marketing efforts. In addition, the trademark “GreenTree Inn” in the U.S. was registered by a company owned by Mr. Alex S. Xu, our chairman and chief executive officer and currently used by a chain of 17 hotels in the U.S. owned by a company majority owned by Mr. Alex S. Xu. We cannot exert control over any of these hotels in the United States. If these hotels experience any quality issues or are involved in any incidents, despite the fact that our current operations are primarily in China, our reputation can be negatively affected, and the value and image of our brands can diminish. If the value of our brand image is diminished or if our brands do not continue to be attractive to guests and franchisees, our business and results of operations may be materially and adversely affected.

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

Substantial defaults or delays in payment by our franchisees and corporate customers or the deterioration of the financial condition of our franchisees or corporate members may have an adverse effect on our cash flows, working capital, financial condition and results of operations.

Our accounts receivable mainly consist of amounts due from our franchisees and corporate members whose employees are guests in our leased-and-operated hotels. Our corporate members may choose to settle with us directly, and we typically require our franchisees to pay various fees pursuant to their franchise agreements with us on a monthly or annual basis. Our franchisees and corporate members may delay their payments beyond the time periods set forth in our agreed credit arrangements. Furthermore, in order to accelerate our expansion, we used our surplus cash to finance the opening of new franchised-and-managed hotels by franchisees who have a proven track record with us. There can be no assurance that our franchisees will always repay us timely once we begin the financing plan. Our liquidity and cash flows from operations may be adversely affected if our accounts receivable cycles or collection periods lengthen or if we encounter a material increase in defaults of payment of our accounts receivable or repayment of the amounts we have lent to our franchisees.

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

The Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC, known as the general data protection regulation, or GDPR, has imposed certain requirements on the processing of personal data relating to natural persons. GDPR requirements will apply both to companies established in the EU and to companies, such as us, that are not established in the EU but process personal data of individuals who are in the EU (and in the European Economic Area subject to the enactment of implementation procedures), where the processing activities relate to: (a) the offering of goods or services, irrespective of whether a payment of the data subject is required, to such data subjects in the EU; or (b) the monitoring of their behavior as far as their behavior takes place within the EU. Compliance with the GDPR will be a rigorous and time-intensive process that may increase our cost of doing business, and the failure to comply with the GDPR could expose us to sanctions from both a financial and business operations perspective. In addition, in case of control, noncompliance with the GDPR may expose us to damage to our reputation.

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

Our brand, trade name, trademarks and other intellectual property are critical to our success. The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our brands. As of December 31, 2019, we had a total of 422 trademarks, 52 software registration certificates, one copyright and 11 patents registered in China, among which, 82 trademarks are registered and held by Argyle and 23 trademarks are registered and held by Urban. The expiration dates of our trademarks fall between 2020 and 2029, including “GreenTree Inn.” Once the ten-year term of our registered trademarks has expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. If we are unable to renew one or more trademark registrations, our ability to use such trademarks could be impaired, and our business and results of operations could be materially and adversely affected.

Furthermore, the unauthorized reproduction or infringement of our trade name or trademarks or other intellectual property could diminish the value of our brand and its market acceptance, competitive advantage or goodwill. For example, our proprietary operational IT system, which has not been patented, copyrighted or otherwise registered as our intellectual property, is a key component of our competitive advantage and our growth strategy. As of December 31, 2019, we have received 52 software registration certificates for certain of our proprietary information and operational systems including our Central Reservation System (CRS), Property Management System (PMS) and certain other quality control systems. Although we have been granted software registration certificates in respect of some of our proprietary information and operational systems, these systems could be infringed upon by third parties, which may adversely affect our business, financial condition and results of operations. As of December 31, 2019, we also have received 11 patent registrations, including ten design patents for furnishings used in our hotels and one utility patent for a proprietary door design. Because the protection of a company’s intellectual property provided under PRC laws and regulations is less than that afforded under United States laws and regulations, the measures we take to protect our brands, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brands, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. For example, in order to protect our brands, in the past we have filed lawsuits against certain hotel operators which had alleged to be our franchised-and-managed hotels but have not entered into any agreements with us.

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

We have been, and may in the future be, a party to litigation and other proceedings filed by or against us, including actions relating to among others property lease, franchise agreements with our franchisees, infringement of our brands, employment-related disputes, personal injury, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. Various disputes in connection with the properties we lease or with the franchise agreements may occur from time to time, which may cause our hotel operations to be affected or in the worst-case scenario, to be ceased. For example, as of December 31, 2019 we had two pending legal proceedings in connection with the leased hotel properties, one pending legal proceedings in connection with trademarks, two pending legal proceeding in connection with a negligence claim made by a hotel guest, and 17 pending legal proceedings in connection with franchised-and-managed hotels (including managed-and-entrusted hotels from Argyle), among which, four pending legal proceedings in connection with franchised-and-managed hotels are from Argyle and six pending legal proceedings in connection with franchised-and-managed hotels are from Urban. In addition, the research and examinations that we conduct on both the hotel properties and the potential franchisees before entering into franchise agreements, may not be sufficient for us to identify all relevant information. As a result, we may be in dispute with our franchisees, which may result in litigation filed by or against us. See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

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

As an operator and manager of our leased hotel properties, we are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local land and real estate administration bureau. Our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2019, because our lessors failed or reluctant to provide necessary documents for us to register the leases, 31 lessors of our leased-and-operated hotels had not obtained registrations of their leases from the relevant authorities as required despite our repeated requests to these lessors to obtain registrations, as required under our lease agreements with them. In addition, based on the specific land use right certificates and property ownership certificates held by some of our lessors of the leased-and-operated hotels, 16 out of 34 of hotel properties we own or lease and operate are restricted to industrial and other uses, rather than qualified for hotel operation use. The failure of these 31 lessors to register lease agreements as required by law or to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties in the amount of up to RMB10,000 for each hotel property or approximately RMB310,000 in aggregate, which may negatively affect our ability to operate the hotels covered under those leases. Moreover, the failure to use the property in compliance with the intended usage designated by the land use right certificates or the property ownership certificates may subject the lessors or us to fines in the amount of up to RMB30,000 for each property, invalidate the lease agreements, confiscation of relevant gains or subject them or us to temporary suspension or termination of operations.

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

For example, as of December 31, 2019, approximately 6.5 % of our room nights are booked through OTAs, to whom we pay agency fees for such services. If we were to have a dispute with an OTA, the volume of our room inventory booked through such OTA may decline, or the OTA may block reservations of our rooms or remove our hotels from their website entirely, pending resolution of the dispute. As a result, our business and results of operations may be adversely affected.

In addition, our franchisees may suspend or terminate their cooperation with us voluntarily or involuntarily due to various reasons, including disagreement or dispute with us, failure to maintain requisite approvals, licenses or permits or to comply with other governmental regulations, and events beyond our or their control, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. For example, franchisees of our brand may object to or decline to pay franchise fees charged by us. Due to intense competition in China’s hospitality industry, our existing franchisees may also discontinue their cooperation with us and work with our competitors instead. We may not be able to promptly replace our franchisees on a timely and cost-effective basis, or at all. As a result of any disruptions associated with our franchisees, our guest satisfaction, brands, reputation, operations and financial performance may be materially and adversely affected.

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

In 2017, 2018 and 2019, approximately 5% of our room nights were booked through OTAs to whom we pay commissions for such services. If these intermediaries and consolidators become the primary channel through which our guests make their bookings, they may be able to negotiate higher commissions, reduced room rates, or other significant concessions from us. The operations of these travel intermediaries and consolidators may adversely affect our ability to control the supply and price of our room inventory, which would in turn adversely affect our margins and profitability.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual.

GTI beneficially owns 83.9% of our Class A ordinary shares and 100% of our Class B ordinary shares and 93.7% of the aggregate voting power of our total issued and outstanding share capital. The voting power of our company owned by GTI is indirectly owned by Mr. Alex S. Xu, our founder, chairman and chief executive officer, as he owns 83.9% of voting power of GTI, which entitles Mr. Xu to nominate or replace all directors of GTI, and determine how GTI exercises the voting power in our company. As long as GTI or Mr. Alex S. Xu owns at least 50% of the voting power of our company, we will be a “controlled company” as defined under the NYSE Listed Company Manual. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors, although we have no current intention to rely on the controlled company exemption. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, COVID-19 or other disease. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure or quarantine of hotels in operation or otherwise disrupt our operations and adversely affect our results of operations.

Losses caused by epidemics, natural disasters and other catastrophes, including SARS, H1N1, H7N9 influenza, COVID-19, earthquakes or floods, are either uninsurable or too expensive to justify insuring against in China. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel, as well as the anticipated future revenue from the hotel. In that event, we might nevertheless remain obligated for any financial obligations related to the hotel. Similarly, war (including the potential of war), terrorist activities (including the threat of terrorist activities), social unrest and heightened travel security measures, as well as geopolitical uncertainty and international conflict may affect travel and may in turn affect our business, financial conditions, and results of operations. If our franchised-and-managed hotels are affected by these incidents, we might lose our revenue stream from those hotels. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely affected and our reputation may be harmed.

COVID-19 may cause economic losses and may adversely affect our financial and operating performances.

Although the COVID-19 outbreak has been controlled in some cities, the measures that had to be taken, including the lock-down of cities, business closures, restrictions on travel and quarantine led to a significant reduction in consumer demand and disrupted the operation of our hotels. Suspensions of operations or decreases in reservations will likely adversely affect our revenues and profits in 2020. As of March 31, 2020, 93% of our hotels are back in operation, and occupancy exceeded 50%, up substantially from the low of 21.5%.

On January 31, the Company expects a decline in total revenues in the first quarter of 2020 as well as a decline for the fiscal year 2020. However, estimates are subject to risks and uncertainties, many of which are not within our control. These are our current expectations based on information available to us at this time, and circumstances of the COVID-19 outbreak are rapidly evolving. These estimates may not be indicative of our financial results for future interim periods or for the full year ending December 31, 2020.

We have limited insurance coverage.

We carry property insurance that covers the assets that we own at our leased-and-operated hotels, but such property insurance does not cover the buildings or any other assets owned by our lessors or the assets of the franchised-and-managed hotels. Although we generally require our lessors and our franchisees to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. We do not have business disruption insurance coverage for our operations to cover losses that may be caused by natural disasters or catastrophic events, such as SARS or avian flu. Any business disruption or natural disaster may result in our incurring substantial costs and diversion of our resources. In addition, there are inherent risks of accidents or injuries in hotels. One or more accidents or injuries at any of our hotels could adversely affect our safety reputation among customers and potential customers, decrease our overall occupancy rates and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective. In the future, we may be unable to renew our insurance policies or obtain new insurance policies without increases in cost or decreases in coverage levels. We may also encounter disputes with insurance providers regarding payments of claims that we believe are covered under our policies. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our reputation, our business, results of operations and financial condition may be materially and adversely affected.

We may require additional financing for our business, which may not be available on terms acceptable to us, or at all, or would increase our financial leverage and may be difficult to service.

We may require additional financial resources to support our growth, future development and any investments, including mergers or acquisitions that we may pursue. The amount and timing of such additional financing needs will vary depending on the timing of our new hotel openings, investments in converting new leased-and-operated hotels and searching and developing relationships with potential franchisees and the amount of cash flow from our operations. If our internal resources are insufficient to satisfy our financing requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may, among other things, potentially restrict our operations or our ability to pay dividends. Servicing such debt obligations could also be burdensome to our operations. If we fail to service our debt obligations or are unable to comply with the relevant debt covenants, we could be in default under the relevant debt obligations and our liquidity and financial conditions may be materially and adversely affected.

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

We adopted our 2018 share incentive plan in January 2018, pursuant to which we may grant options to purchase up to 9,000,000 of our Class A ordinary shares. Options granted to our employees generally vest either ratably over the following four years starting after the first/second/third anniversary of date of our initial public offering, or 50% on the date of our initial public offering and another 50% on December 31, 2018, as applicable; options granted to our directors vested 100% on the first anniversary of the date of our initial public offering. As of December 31, 2019, we had outstanding options with respect to 1,022,000 Class A ordinary shares that have been granted to our employees, directors and consultants under the 2018 share incentive plan. As a result of our grants of awards under the 2018 Plan, we incurred share-based compensation expenses of RMB27.7 million (USD$4.0 million) in 2019. We are required to account for share options granted to our employees, directors and consultants in accordance with Codification of Accounting Standards, or ASC 718, “Compensation — Stock Compensation” and ASC 505-50, “Equity, Equity-Based Payments to Non-Employees.” We will continue to incur and recognize additional share-based compensation expenses in the future as we continue to grant share-based incentives. We believe such incentives are necessary for us to be able attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expense associated with share-based compensation may increase, which may have an adverse effect on our financial condition and liquidity position.

Material weaknesses in our internal control over financial reporting has been identified, and if we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.

We are required to assess the effectiveness of our disclosure controls and procedures and internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of our consolidated financial statements for the years ended December 31, 2019, we and our independent registered public accounting firm identified material weaknesses as of December 31, 2019, in accordance with the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB.

The material weaknesses that were identified relate to insufficient accounting expertise necessary to comply with U.S. GAAP and SEC reporting and compliance requirements, as well as implementation of internal controls on related party transactions.

We have implemented and are continuing to implement a number of measures to address the material weakness identified. For details, see “Item 15. Controls and Procedures —Internal Control over Financial Reporting.” We have implemented and are continuing to implement a number of measures to address the material weakness identified. However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and our management concluded that the material weakness still existed as of December 31, 2019. We will continue to update and implement these measures.

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

We conduct all of our operations in China and all of our revenues are derived from our operations there. As the travel and hospitality industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many aspects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the China’s economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The growth rate of China’s GDP decreased in the past few years, and China’s GDP shrank by 6.8 per cent in the first quarter of 2020. We cannot assure you that China’s economy will continue to grow, or that if there is growth, such growth will be steady and uniform. If there is a slowdown, such a slowdown could have a negative effect on our business. There is also a possibility that China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate may be based on several current or emerging factors including: (i) occurrence of unusual circumstances, for instance, the outbreak of COVID-19; (ii) overinvestment by the government and businesses and excessive credit offered by banks; (iii) a rudimentary monetary policy; (iv) excessive privileges to state-owned enterprises at the expense of private enterprises; (v) the dwindling supply of surplus labor; (vi) a decrease in exports due to weaker overseas demand; (vii) failure to boost domestic consumption; and (viii) challenges resulted from international situations.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC and other governments. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. More recently, in 2018 and 2019, the RMB depreciated approximately 5.7% and 1.3%, respectively, against the U.S. dollar. It remains unclear what further fluctuations may occur.

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

We adopted our 2018 share incentive plan in January 2018. Our board of directors has authorized the issuance of up to 9,000,000 Class A ordinary shares upon exercise of awards granted under our 2018 share incentive plan. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.” We and the PRC optionees who participate in the 2018 share incentive plan will be subject to these regulations, as such, the 2018 share incentive plan provides that the PRC optionees shall not exercise their options nor shall they purchase or subscribe for our shares before our company becomes a publicly listed company in the United States. After our initial public offering, we have advised our employees and directors participating in the 2018 share incentive plan to handle foreign exchange matters in accordance with the Stock Option Rules. We cannot provide any assurance that we or the PRC optionees of our share incentive plans have complied or will comply with the requirements imposed by the Stock Option Rules. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions, and our ability to further grant shares or share options under our share incentive plans to, and to adopt additional share incentive plans for, our directors and employees may be restricted. Such events could adversely affect our operations. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations on Employee Stock Incentive Plans of Overseas Publicly-Listed Company.”

Further, a notice concerning the individual income tax on earnings from employee share options jointly issued by Ministry of Finance, or the MOF, and the State Taxation Administration, or the SAT (previously known as State Administration of Taxation, or the SAT), on March 28, 2005, and its implementing rules, provide that domestic companies that implement employee share option programs shall (i) file the employee share option plans and other relevant documents to the local tax authorities having jurisdiction over them before implementing such employee share option plans; (ii) file share option exercise notices and other relevant documents with the local tax authorities having jurisdiction over them before exercise by the employees of the share options, and clarify whether the shares issuable under the employee share options mentioned in the notice are the shares of publicly listed companies; and (iii) withhold taxes from the PRC employees in connection with the PRC individual income tax. To comply with the requirement, we will file the 2018 share incentive plan with the relevant local tax bureau.

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

As a holding company, we rely principally on dividends and other payments from our wholly owned operating subsidiaries in China for our cash requirements, including funds necessary to service any debt we may incur, to pay dividends and other cash distributions to our shareholders and to pay our operating expenses. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of December 31, 2017, 2018 and 2019, total statutory reserves of our PRC subsidiaries were RMB57.7 million, RMB57.7 million and RMB63.0 million (US$9.1 million). These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer their net assets to the company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB391.0 million, RMB394.4 million and RMB509.4 million (US$73.2 million) as of December 31, 2017, 2018 and 2019, respectively. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to us or any of our other subsidiaries could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. Also see “— Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs may be subject to PRC withholding tax on dividends on, and gains realized on their transfer of, our ADSs.”

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

We may also decide to finance our subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the total amount of investment, capital contributions to our PRC subsidiaries are no longer subject to the approval of the PRC Ministry of Commerce or its local branches. Instead, we are required to file and submit required information and documents online within 20 working days of such event. However, we cannot assure you that the regulations will always remain favorable to us. If the regulations are revised in the future or we fail to complete such registration or obtain such approvals on time, our ability to use the proceeds from the offering of the ADSs and to capitalize our operations in the PRC may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

In addition, under the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. Gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Public Notice 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties in China, and equity investments in PRC resident enterprises. See “Item 4. Information on the Company—B. Business Overview—Regulatory Matters—Regulations Relating to Tax.” As part of our restructuring, GreenTree Hospitality Group Ltd., or GreenTree Hospitality, the listing entity for the purpose of our initial public offering, acquired through a share exchange the entire share capital of GreenTree Samoa, including the equity interests in most of our PRC operating subsidiaries then held by it. See “Item 4. Information on the Company—C. Organizational Structure.” This acquisition of equity interests in our PRC operating subsidiaries by GreenTree Hospitality may be deemed to be an indirect transfer of PRC taxable assets, and the gains from the acquisition may be subject to PRC enterprise income tax at a rate of up to 25%. However, there is uncertainty as to the implementation details of SAT Public Notice 7. If SAT Public Notice 7 was determined by the tax authorities to be applicable to the abovementioned and other of our transactions involving PRC taxable assets, we might be required to spend valuable resources to comply with SAT Public Notice 7 or to establish that the relevant transactions should not be taxed under SAT Public Notice 7. If such transactions involving PRC taxable assets were subject to PRC enterprise income tax, our results of operations and financial condition could be adversely affected.

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

Our independent registered public accounting firm that issues the audit reports included in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. PCAOB inspections are intended to enhance the quality of financial reporting and ensure audit quality. However, absent approval from Chinese government authorities the PCAOB is currently unable to conduct inspections of the audit work and practices of PCAOB-registered audit firms within the PRC on a comparable basis to other non-U.S. jurisdictions. Since we have substantial operations in China, our auditor, and its audit work are currently not inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. On February 19, 2020, the SEC, based on additional meetings with the Big Four accounting firms, issued an additional statement reiterating its concerns over questions over audit quality due the PCAOB being prevented from inspecting the audit work and practices of PCAOB-registered audit firms in China on a comparable basis to other non-U.S. jurisdictions. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse, in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

In January 2019, our board of directors declared a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS, and we paid such dividend in full in February 2019. In January 2019, we also announced plans to pay a cash dividend of US$0.20 per share per year in the near future if there is no immediate cash need for our growth or merger and acquisition opportunities. However, our board of directors has discretion as to whether to distribute any future dividends, subject to certain requirements of Cayman Islands law. In December 2019, we declared a cash dividend of US$0.25 per ordinary share, or US$0.25 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 24, 2019 were entitled to such cash dividend, and we paid such dividend in full in January 2020. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, may depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales of our ADSs in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2019, we had 102,178,955 ordinary shares outstanding including 34,762,909 Class B ordinary shares and 67,416,046 Class A ordinary shares, 10,513,373 Class A ordinary shares of which are represented by ADSs. All Class A ordinary shares represented by ADSs are freely transferable without restriction or additional registration under the Securities Act. The 34,762,909 Class B ordinary shares and 56,902,673 Class A ordinary shares held by our existing shareholders are available for sale, subject to volume and other restrictions as applicable under Rule 144 and 701 under the Securities Act.

GTI has pledged approximately 26% of our ordinary shares to Pudong Development Bank, and may be required to pledge additional ordinary shares. If Pudong Development Bank forecloses on these shares, the market price of our ADSs could decline.

GTI has pledged approximately 26% of our ordinary shares to Pudong Development Bank as security under a Euro-denominated loan of approximately RMB900 million obtained in March 2017. Approximately RMB338.1 million of the loan remains outstanding. After the completion of our initial public offering, GTI is required to pledge ordinary shares in an amount that results in Pudong Development Bank having a pledge of no fewer than 20% of our ordinary shares, and may be required to pledge additional ordinary shares if the market price of our ADSs declines. Due to the decline in the market price of our ADSs since our initial public offering, GTI was required to pledge an aggregate of 26% of our ordinary shares as of the date of this annual report. If GTI breaches certain covenants and obligations under the loan agreement, an event of default could result and Pudong Development Bank could exercise its right to accelerate all the debt under the loan agreement and foreclose on the pledged shares. The pledged shares are not subject to a lock-up agreement, and any future sale of the ordinary shares upon foreclosure could cause the market price of our ADSs to decline.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.

After our initial public offering, our executive officers and directors beneficially own approximately 89.4% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. The concentration of our share ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including those who purchase ADSs in our initial public offering.

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

As a foreign private issuer in the U.S., we are exempt from certain disclosure requirements under the U.S. Exchange Act, which may afford less protection to holders of our ADSs than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer in the U.S., we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the U.S. Exchange Act and the rules relating to selective disclosure of material nonpublic information under Regulation FD under the U.S. Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition to annual reports with audited financial statements, such domestic U.S. companies are required to file quarterly reports with the SEC that include interim financial statements reviewed by an independent registered public accounting firm and certified by the company’s principal executive and financial officers. By contrast, as a foreign private issuer we are not required under the U.S. Exchange Act to file such reports with the SEC or to provide quarterly certifications by our principal executive and financial officers. As a result, holders of our ADSs may be afforded less protection than they would under the U.S. Exchange Act rules applicable to domestic U.S. companies.

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

GTI intends to register and distribute to each of its shareholders not more than 60% of the number of our shares that represented the percentage of such shareholder’s ownership in GTI as of March 29, 2018, the closing date of our initial public offering. As a condition to receive our shares, GTI’s shareholders were required to enter into lock-up agreements on all of our shares which they own, and the number of our shares subject to such lock-up agreements was reduced by 25% at the end of each six month period following March 26, 2018, the date of our initial public offering prospectus.

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

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly owned subsidiaries in China. Most of our directors and executive officers reside outside the United States and some or all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind in a U.S. court, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts in the United States, the United Kingdom, Japan or most other western countries. Therefore, recognition and enforcement in China of judgments of a court in any of these jurisdictions may be difficult or impossible. In addition, you may not be able to bring original actions in China based on the U.S.

or other foreign laws against us, our directors, executive officers or the expert named in this annual report either. As a result, shareholder claims that are common in the U.S., including class action securities law and fraud claims, are difficult or impossible to pursue as a matter of law and practicality in China. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Companies Law (2020 Revision) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts. As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

The ability of the SEC, the U.S. Department of Justice, or the DOJ, and other U.S. authorities to bring enforcement actions against us for any violation of U.S. federal securities laws, SEC rules or regulations may be limited in the foreign jurisdictions where we operate.

The ability of U.S. authorities, such as the SEC and the DOJ, to bring enforcement actions against companies such as ours which operate overseas for any violation of U.S. federal securities laws, SEC rules or regulations may be limited in China, where we operate. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors more generally. For example, certain provisions of PRC law prohibit entities and individuals in China from providing documents or information relating to securities business activities to overseas regulators without the approval of the CSRC and various other PRC government authorities. See “— Risks Related to Doing Business in China — Uncertainties with respect to the Chinese legal system could adversely affect us.” As a result, if we have any material disclosure violation or if our directors, executive officers or other gatekeepers commit any fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

Our articles of association contain anti-takeover provisions that could have an adverse effect on the rights of holders of our ordinary shares and ADSs.

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

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for 2019 and we do not expect to be a PFIC for 2020 or the foreseeable future, although there can be no assurance in this regard. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse U.S. federal income tax consequences to you if you are a U.S. Holder, as defined under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.” There can be no assurance that we were not a PFIC for 2019, or that we will not be a PFIC for our current or any future taxable year.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three (3) votes per share if such Class B ordinary share is owned by GTI, Mr. Alex S. Xu, our founder, chairman and chief executive officer, Mr. Alex S. Xu’s family trusts or his or the family trust’s designated transferees. Our existing shareholder GTI holds 56,589,300 Class A ordinary shares and all 34,762,909 Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting rights attached to shares in these two classes, GTI owns approximately 93.7% of the total voting power of our outstanding ordinary shares. Mr. Alex S. Xu, our founder, chairman and chief executive officer, by virtue of this 83.9% voting power of GTI, which entitles Mr. Xu to nominate or replace all directors of GTI, and determine how GTI exercises the voting power in our company, is considered to beneficially owned the shares held by GTI. As a result, Mr. Xu has significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

We are a Cayman Islands holding company and conduct our operations in China through our PRC subsidiaries. GreenTree Inns Hotel Management Group, Inc., a company incorporated in Samoa, or GreenTree Samoa, was formed to be a holding company and currently holds most of the PRC Subsidiaries that operate our hotels in the PRC. GreenTree Samoa also owns 100% of the equity interest in Pacific Hotel Investment, Inc. and GreenTree Suites Management Corp., each of which owns 100% of the equity interest in the other two of our PRC subsidiaries.

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

GreenTree Hospitality Group Ltd., or GreenTree Hospitality, was incorporated in October 2017 as a wholly-owned subsidiary of GTI. In November 2017, GreenTree Hospitality issued 48,635,251 Class A ordinary shares and 42,716,957 Class B ordinary shares to GTI in exchange for the entire share capital of GreenTree Samoa then held by GTI. On March 11, 2018, we redesignated 7,954,048 of our Class B ordinary shares as Class A ordinary shares. As of December 31, 2019, 83.9% of our Class A ordinary shares and 100% of our Class B ordinary shares are owned by GTI, our parent company.

GTI intends to register and distribute to each of its shareholders not more than 60% of the number of our shares that represented the percentage of such shareholder’s ownership in GTI as of March 29, 2018, the closing date of our initial public offering. As a condition to receive our shares, GTI’s shareholders were required to enter into lock-up agreements on all of our shares which they own, and the number of our shares subject to such lock-up agreements was reduced by 25% at the end of each six month period following March 26, 2018, the date of our initial public offering prospectus. Following the completion of our initial public offering and as long as GTI or Mr. Alex S. Xu owns at least 50% of the voting power of our company, we are a “controlled company” as defined under the NYSE Listed Company Manual. We have no current intention to rely on the controlled company exemption.

In January 2019, we entered into a share purchase agreement to become a major shareholder of Argyle Hotel Management (Beijing) Co., Ltd. (“Argyle” or “Argyle Hotel Group”). Argyle is an owner and operator of hotels, with a network of mid-scale and up-scale brands in China and Southeast Asia. This transaction was completed in April of 2019.

In April 2019, we entered into an agreement to acquire a 70% equity stake in Shandong Xinghui Urban Hotel Management Group Co., Ltd. (“Urban” or “Urban Hotel Group”). Urban is a leading franchised hotel operator in China, and has built a strong suite of brands with broad geographic coverage to deliver a variety of superior business and leisure services to guests at fair prices. This transaction was completed in November of 2019.

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

We are a leading hospitality management group in China. In 2019, we were the fourth largest hotel group in China in terms of number of hotels and rooms according to China Hotel Association. As of December 31, 2019, we had the highest proportion of franchised-and-managed hotels among the top four hotel networks in China, with 99.1% of hotels in our network as of those dates being franchised-and-managed hotels.

We sell a predominant proportion of our room nights through our strong direct sales channels comprising our website and mobile app. In 2019, we sold approximately 93.5% of our room nights through our direct sales channels, while OTAs contributed approximately 6.5% of our room nights. Our strong direct sales channels, combined with a loyal customer base, have contributed to our financial success. Over the years, we have grown a strong base of loyal members at a CAGR of approximately 42.6% from approximately 1.8 million members as of December 31, 2010. As of December 31, 2019, we had over 1,510,000 corporate members who can settle directly with us or our franchisees and enjoy a preferential room rate and approximately 44 million members who registered with us and enjoy a range of different benefits, including discounts on room rates, priority in making hotel reservations. In 2017, 2018 and 2019, our corporate members and loyal members booked 73.0%, 72.5% and 73.9%, respectively, of room nights in our hotel network.

We have built a strong suite of brands including our flagship "GreenTree Inns" brand as a result of our long-standing dedication to the hospitality industry in China and consistent quality of our services, signature hotel designs, broad geographic coverage and convenient locations. We have further expanded our brand portfolio into the mid-to-up-scale and luxury segments through a series of strategic investments. By offering diverse brands, through our strong membership base, expansive booking network, superior system management with moderate charges, and fully supported by our operating departments including Decoration, Engineering, Purchasing, Operation, IT and Finance, We aim to keep closer relationships with all of our clients and partners by providing a brand portfolio that features comfort, style and value. Starting from our GreenTree Inns hotels in 2004, we have successfully rolled out a number of brands to establish a full product suite, which we believe enables us to capture a wide spectrum of market opportunities. Our current brand portfolio comprises (i) luxury brand Argyle, which was consolidated from Argyle Hotel Group in 2019; (ii) mid- to up-scale brands including GreenTree Eastern founded in 2012, Gem, Gya and Vx brands founded in 2017, Deep Sleep Hotel, which we adopted from one of our franchisees in 2018, Ausotel brand, also consolidated from Argyle in 2019, Urban Garden as well as Unistar, which were consolidated from Urban Hotel Group in 2019; (iii) mid-scale brands including GreenTree Inns founded in 2004, GT Alliance founded in 2008, Vatica founded in 2013, GreenTree Apartment founded in 2018, City 118 Selected as well as City Mini Selected, which were consolidated from Urban Hotel Group in 2019; and (iii) economy brands including Shell founded in 2016, City 118, Youth Mini, Monochrome, and My Zone, which were consolidated from Urban Hotel Group in 2019.

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

Our Hotel Network

We provide guests at each of our different brands of hotels with conveniently-located, clean, comfortable and quality accommodations at competitive prices. We cater primarily to the needs of value- and quality-conscious business travelers and leisure travelers.

As of December 31, 2019, our overall hotel network consisted of 3,957 hotels with 290,026 rooms in operation covering 339 cities in China, and an additional 949 hotels with 68,522 rooms that were contracted for or under development. Out of those 949 hotels, 579 hotels were contracted for, and the remaining 370 hotels were under development. As of December 31, 2019, our GreenTree Inns brand hotels consisted of 2,013 hotels with 171,414 rooms in operation covering 259 cities in China, and an additional 223 hotels with 16,535 rooms under development.

The following map depicts the geographic coverage of our hotel network as of December 31, 2019.

We expand into a new city if it meets our selection criteria, especially potential for economic growth, geographic location and affordability of long-term rent. As a result of our strategic focus on building a dense network of hotels in the most affluent regions in China with high growth potential, 42.5% of our hotels were located in the Greater Yangtze River Delta region, while 12.2% of our hotels were located in Beijing/Tianjin/Hebei province as of December 31, 2019. Within these regions, we select locations to achieve a balanced rental rate and RevPAR, and many of them located in Tier 2 or smaller cities, thereby ensuring attractive returns for our franchisees. As of December 31, 2019, 390 of our 3,957 hotels were located in Tier 1 cities (9.9%), 932 in Tier 2 cities (23.6%) and 2,635 in other cities (66.6%). Taking into account of the hotels under development as of the same date, by December 31, 2019, the number of our hotels located in Tier 2 cities and other cities will further increase to 3,567 representing 90.1% of our total hotels in operation and under development.

The following table sets forth a breakdown by geographic locations of our hotels as of December 31, 2019.

City	Franchised- and- managed Hotels	Leased-and- operated Hotels	Contracted for or under Development Franchised- and- managed Hotels(1)	Contracted Leased-and- operated Hotels	Total
Shanghai Municipality and 61 cities in Jiangsu, Zhejiang and Anhui Provinces	1,663	20	306	1	1,990
Beijing, Tianjin Municipalities and Hebei Province	477	4	86	–	567
Other cities	1,783	10	554	2	2,349
Total	3,923	34	946	3	4,906

The following table sets forth a breakdown of locations of our hotels by Tier 1, Tier 2 and other cities as of December 31, 2019.

City	Franchised- and- managed Hotels	Leased-and- operated Hotels	Contracted for or under Development Franchised- and- managed Hotels	Contracted Leased-and- operated Hotels	Total
Tier 1 cities	379	11	42	–	432
Tier 2 cities	920	12	258	2	1,192
Other cities	2,624	11	646	1	3,282
Total	3,923	34	946	3	4,906

The following table sets forth a breakdown of the number of our hotels in operation by operational model as of December 31, 2019.

	Total Number of Hotels	Number of Hotels Opened for Over Six Months	Number of Hotels Opened for Less than Six Months	Average Number of Rooms per Hotel	Typical Lease/Franchise Term
Franchised-and-managed hotels	3,923	3,527	396	73
Argyle	20	19	1	228	10 -20 years
GreenTree Eastern	102	91	11	106	10 -20 years
Deep Sleep Hotel (无眠酒店)	1	-	1	99	10 -20 years
Gem	26	17	9	87	10 -20 years
Gya	25	10	15	81	10 -20 years
Vx	22	17	5	83	10 -20 years
Ausotel	10	9	1	237	10 -20 years
Urban Garden and others*	71	58	13	66	10 -20 years
GreenTree Inn	1,991	1,869	122	85	10 -20 years
GT Alliance	314	287	27	77	10 -20 years
GreenTree Apartment	6	2	4	44	10 -20 years
Vatica	121	115	6	74	10 -20 years
City 118 Selected and others*	108	82	26	48	10 -20 years
Shell	541	431	110	44	5 years
City 118 and others*	565	520	45	49	5 -20 years
Leased-and-operated hotels	34	33	1	126
GreenTree Eastern	3	3	–	144	10 -20 years
Deep Sleep Hotel (无眠酒店)	1	1	–	62	10 -20 years
Gem	1	1	–	138	10 -20 years
Gya	1	1	–	138	10 -20 years
GreenTree Inn	22	21	1	127	10 -20 years
GreenTree Apartment	1	1	–	69	10 -20 years
Urban Garden and others*	1	1	–	123	10 -20 years
City 118 and others*	4	4	–	135	5 -20 years
Total	3,957	3,560	397	73

*Others include other brands in each segment of Urban.

Franchised-and-managed hotels. As of December 31, 2019, we had 3,923 franchised-and-managed hotels, accounting for 99.1% of all of our hotels in operation. For our franchised-and-managed hotels, we license our relevant brand to property owners, lessors or existing hotel operators who become our franchisees, and we give the franchisees the right to use our brand name, logo, operating manuals and procedures. Hotels under the franchised-and-managed business model will be converted in accordance with our brand standard, including conforming the hotel property to the standard design and layout of the corresponding brand offering under our supervision, becoming integrated into our central reservation system and hotel management IT system, being staffed with well-trained general managers and other managerial personnel and being included in our consumable goods procurement system. This conversion progress ensures our ability to provide services of consistent quality to our hotel guests.

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

Franchise Agreements and Cost Structure. Our franchise agreements typically carry terms of 10 to 20 years. Under our typical franchise agreements, the franchisee is required to pay an initial one-time franchise fee of RMB150,000 to RMB250,000, depending on the size of the property. A one-time system installation fee and a one-time project consultancy fee, and recurring monthly franchise management fees of 3% to 5% of total revenue, which primarily consist of on-going management and service fees based on a certain percentage of room revenues, as well as system maintenance, reservation fees to use our central reservation system and other support fees, including marketing fees to cover expenses associated with marketing and media advertising. The initial fee and on-going franchise management fee are intended to cover our operating expenses, such as expenses incurred for purposes of business development, quality assurance, administrative support and other franchise services and to provide us with operating profits. Pursuant to the typical franchise agreement we are entitled to terminate the franchise under a number of circumstances, including: franchisee insolvency or bankruptcy; falsification of revenue by the franchisee; and unapproved transfer of the property by the franchisee. We may also terminate a franchise agreement where the franchisee fails to cure any of the following conditions within 30 days: failure to make necessary repairs; failure to maintain required insurance; operation of the hotel in violation of applicable laws and regulations; and failure to pass periodic inspections made by us. Franchisees generally have the right to terminate the franchise agreement in the event of our default in performing our obligations under the franchise agreement.

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

Leased-and-operated Hotels. As of December 31, 2019, we had 34 leased-and-operated hotels, accounting for 0.9% of all of our hotels then in operation. For all but two of our leased-and-operated hotels, we lease properties from property owners or lessors and we are responsible for all costs of construction, ongoing maintenance and repairs in connection with converting the property to conform to the standards of our brands and all hotel operating expenses. Rent is generally paid on a quarterly or semiannual basis. Our typical lease term ranges from 10 to 20 years with an initial three- to six-month rent-free period. Upon a lease’s expiry, we generally have the right to remove and dispose of any removable facilities, equipment and appliances, while leasehold improvements and fixtures will be kept by the real estate owner or lessor. Our leases typically contain a penalty for early termination that is equal to double the daily rent times the number of days remaining on the lease. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of the subject property, in which case we have a preemptive right to purchase the property on conditions and terms equivalent to those being offered by the lessor.

Pricing. We set the room rates of our hotels based on a number of factors, including local market conditions with reference to room rates set by our competitors, recent occupancy levels and seasonal occupancy fluctuations. As we primarily target individual business travelers and leisure travelers, the month in which the Chinese New Year falls generally accounts for a lower portion of our annual revenues than other months, due to generally lower occupancy rates. Our headquarters in Shanghai reviews and establishes standard room rates. When a hotel believes that the room rates need to be changed, an individual hotel will conduct a market study, and then send its proposed price change to our operation department and marketing department for approval, generally within 24 hours. We regularly review room rates at each of our hotels under both franchised-and-managed and leased-and-operated models and adjust rates based on occupancy levels, seasonality, and reports from our general managers. We also negotiate contract rates with corporate members whose employees regularly stay at our hotels.

Hotel Performance

The following table presents certain selected operating data as of and for the dates and periods indicated. Our revenues have been and will continue to be significantly affected by these operating measures which are widely used in the hospitality industry.

	As of December 31,
	2017	2018	2019
Total hotels in operation:
Franchised-and-managed hotels	2,263	2,728	3,923
Argyle	-	-	20
GreenTree Eastern	49	84	102
Deep Sleep Hotel	0	-	1
Gem	0	9	26
Gya	0	1	25
Vx	-	11	22
Ausotel	-	-	10
Urban Garden and others*	-	-	71
GreenTree Inns	1,708	1,856	1,991
GT Alliance	249	302	314
GreenTree Apartment	-	-	6
Vatica	104	117	121
City 118 Selected and others*	-	-	108
Shell	153	348	541
City 118 and others*	-	-	565
Leased-and-operated hotels	26	29	34
GreenTree Eastern	1	3	3
Deep Sleep Hotel	-	1	1
Gem	-	-	1
Gya	-	-	1
Urban Garden and others*	-	-	1
GreenTree Inns	25	25	22
GreenTree Apartment	-	-	1
City 118 and others*	-	-	4
Total	2,289	2,757	3,957
Total rooms:
Franchised-and-managed hotels	187,505	217,795	285,736
Argyle	-	-	4,556
GreenTree Eastern	5,543	9,055	10,831
Deep Sleep Hotel	-	-	99
Gem	-	841	2,259
Gya	-	63	2,029
Vx	-	969	1,816
Ausotel	-	-	1,183
Urban Garden and others*	-	-	4,706
GreenTree Inns	148,015	159,604	168,626
GT Alliance	19,887	23,607	24,141
GreenTree Apartment	-	-	264
Vatica	7,704	8,674	8,907
City 118 Selected and others*	-	-	5,171
Shell	6,356	14,982	23,617
City 118 and others*	-	-	27,531
Leased-and-operated hotels	3,302	3,734	4,290
GreenTree Eastern	163	432	432
Deep Sleep Hotel	-	62	62
Gem	-	-	138
Gya	-	-	138
Urban Garden and others*	-	-	123
GreenTree Inns	3,139	3,240	2,788
GreenTree Apartment	-	-	69
City 118 and others*	-	-	540
Total	190,807	221,529	290,026

*Others include other brands in each segment of Urban.

	For the Year Ended December 31,
	2017	2018	2019
Occupancy rate (as a percentage)(1)
Franchised-and-managed hotels	82.9%	82.3%	81.1%
Argyle	-	-	54.8%
GreenTree Eastern	71.2%	71.3%	74.4%
Deep Sleep Hotel	-	-	51.5%
Gem	-	49.6%	67.2%
Gya	-	70.8%	56.8%
Vx	-	52.4%	67.6%
Ausotel	-	-	59.6%
Urban Garden and others*	-	-	54.3%
GreenTree Inns	84.5%	84.0%	83.8%
GT Alliance	74.8%	75.0%	76.6%
GreenTree Apartment	-	-	48.9%
Vatica	77.1%	80.1%	82.7%
City 118 Selected and others*	-	-	57.6%
Shell	73.1%	76.1%	77.7%
City 118 and others*	-	-	50.8%
Leased-and-operated hotels	70.3%	68.0%	66.1%
GreenTree Eastern	43.7%	56.5%	52.8%
Deep Sleep Hotel	-	79.0%	78.7%
Gem	-	-	58.1%
Gya	-	-	82.3%
Urban Garden and others*	-	-	56.1%
GreenTree Inns	71.3%	69.6%	68.1%
GreenTree Apartment	-	-	57.4%
City 118 and others*	-	-	71.8%
Total hotels in operation	82.6%	82.1%	80.9%

Average daily rate (in RMB)
Franchised-and-managed hotels	156	163	169
Argyle	-	-	310
GreenTree Eastern	210	220	223
Deep Sleep Hotel	-	-	179
Gem	-	172	186
Gya	-	368	204
Vx	-	177	178
Ausotel	-	-	338
Urban Garden and others*	-	-	159
GreenTree Inns	156	163	167
GT Alliance	159	167	172
GreenTree Apartment	-	-	149
Vatica	150	155	157
City 118 Selected and others*	-	-	134
Shell	129	138	141
City 118 and others*	-	-	123
Leased-and-operated hotels	186	205	211
GreenTree Eastern	396	277	259
Deep Sleep Hotel	-	245	242
Gem	-	-	240
Gya	-	-	247
Urban Garden and others*	-	-	205
GreenTree Inns	181	196	202
GreenTree Apartment	-	-	175
City 118 and others*	-	-	133
Total hotels in operation	157	164	170

RevPAR (in RMB)
Franchised-and-managed hotels	129	134	137
Argyle	-	-	170
GreenTree Eastern	150	157	166
Deep Sleep Hotel	-	-	92
Gem	-	85	125
Gya	-	261	116
Vx	-	93	120
Ausotel	-	-	201
Urban Garden and others*	-	-	87
GreenTree Inns	132	137	140
GT Alliance	119	125	132
GreenTree Apartment	-	-	73
Vatica	116	124	130
City 118 Selected and others*	-	-	63
Shell	94	105	109
City 118 and others*	-	-	63
Leased-and-operated hotels	131	139	140
GreenTree Eastern	173	157	137
Deep Sleep Hotel	-	194	190
Gem	-	-	139
Gya	-	-	203
Urban Garden and others*	-	-	115
GreenTree Inns	129	136	138
GreenTree Apartment	-	-	101
City 118 and others*	-	-	96
Total hotels in operation	130	135	137

(1)	Based on number of available rooms.

*Others include other brands in each segment of Urban.

Our Brands

	Brands	Number of hotels in operation as of December 31, 2019	Number of hotels contracted for or under development as of December 31, 2019
Luxury	Argyle	20	52
	Han Hotel	-	2
Business to Mid-to-up-scale	GreenTree Eastern	105	44
	Gem, Gya and Vx	75	70
	Deep Sleep Hotel	2	-
	Ausotel	10	21
	Urban Garden and others	72	46
Mid-scale	GreenTree Inns	2,013	223
	GT Alliance	314	58
	GreenTree Apartment	7	22
	Vatica	121	18
	City 118 Selected and others	108	43
Economy	Shell	541	199
	City 118 and others	569	151
Total		3,957	949

We launched current business of operating and managing a multi-brand hotel group in 2004. Our main brand, GreenTree Inns, caters to the needs of value-conscious business travelers and leisure travelers. We also offer GT Alliance hotels that feature distinctive designs and furnishings from our GreenTree Inns brand. We launched our GreenTree Eastern brand as our first hotel offering designed to provide a level of service commensurate with four-star hotels for quality-conscious business travelers at mid-to-up-scale price points. Our mid-scale brand Vatica and economy brand Shell offer vibrant accommodations suited to young professionals and travelers. We have expanded our brand portfolio in the mid-to-up-scale segment, with Gem, Gya and Vx brands launched in 2017 and Deep Sleep brand in 2018, which complement the diversity and style of our hospitality offerings. During the second half year of 2018, we started our GreenTree apartment business. Hotel network ranging from stylish economy hotels to five-star luxury hotels brands were also consolidated into our portfolio with the acquisition completion of Argyle and Urban in 2019.

GreenTree Eastern. Founded in 2012, our GreenTree Eastern brand of premium boutique hotels that are designed to provide a level of service commensurate with four-star hotels to quality-conscious business travelers at mid- to- up-scale price points. GreenTree Eastern hotels are generally located in busy commercial centers and urban high-tech zones, and are priced between RMB300 and RMB600 per room night. These hotels feature more varied and customized room layouts, stylish working spaces and healthy dining as well as beauty and health spas.

Gem. Founded in 2017, our Gem brand of hotels are mid- to-up-scale business hotels that are designed to be a calm and unique heaven for business travelers. “Go with Me”, the Gem brand takes business travelers to a space with rich culture and graceful taste. Our Gem branded hotels are priced between RMB280 and RMB350 per room night.

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

Deep Sleep. Adopted from one of our franchisees in 2018, our Deep Sleep branded hotel is a mid-scale hotel that provides comfortable, intimate, simple and stylish spaces to business travelers for “a deep sleep”. Our Deep Sleep branded hotel is priced between RMB270 and RMB400 per room night.

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

GreenTree Apartment. Founded in 2018, our GreenTree Apartment is committed to providing medium and long term apartment rental service for new urbanites, and expanding into the market with midscale economic products, which in turn drives the improvement of our national hotel business. GreenTree Apartments are priced more than RMB150 per room night.

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

Argyle.

In April 2019, Argyle was consolidated into our portfolio, with mid-scale and upscale brands, including Argyle Grand Hotel, Argyle Boutique Hotel, Argyle Resort, Argyle Hotel, Ausotel and Ausotel Smart, Argyle Suit, ranging from stylish business hotels to five-star luxury hotels, all showcasing the unique Australian life style and flavors. The majority of these properties are located in South West China. Strategically, Argyle’s highly distinguished brand portfolio and geographic coverage are highly complementary to GreenTree’s business and expansion plans.

Urban

In December 2019, Urban was consolidated into our portfolio, with nine distinct brands including Han Hotel, Urban Garden Hotel, City 118 Selected, and City 118, covering the economic segment to mid-to-up-scale segment, to deliver a variety of superior business and leisure services to guests at fair prices.

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

Different tiers of membership offer different benefits. Individual members and corporate members enjoy a range of different benefits, including discounts on room rates, priority in making hotel reservations, and they accumulate membership points for their paid stays. Membership points can be redeemed for membership upgrades, room night awards and other gifts and products. The estimated incremental costs to provide gifts, membership upgrades and room night awards are accrued and recorded as selling and marketing expenses in our consolidated statements of comprehensive income. As individual members and corporate members redeem awards or their entitlements expire, the provision is reduced correspondingly. We record estimated liabilities for points that are expected to be redeemed in the future, by estimating points that will be forfeited based on historical data.

We have accumulated a strong base of loyal hotel guests including over 1,510,000 corporate members and approximately 44 million individual members as of December 31, 2019. In 2017, 2018 and 2019, our corporate members and loyal members took approximately 73.0%, 72.5% and 73.9%, respectively, of room nights in our hotel network. In addition, approximately 67% of our individual members are between the ages of 20 and 40, which represents the youthful core of our loyal guest community that whose spending power is expected to grow in years to come. The following table shows the breakdown of our membership by age:

Age Group
Age 21 to 30	28%
Age 31 to 40	39%
Age 41 to 50	21%
Others	12%

Our loyal membership program increases membership retention rate, enhances members’ loyalty and commitment to our services and encourages individual members and corporate members to repeatedly use our central reservation system as well as other membership services, substantially keeping our low dependence on third party reservation channels. The extensive network of corporate members and individual members provides us a stable base of repeat guests, which is in turn an attractive marketing message to potential franchisees.

In 2019, we completed integration of joint customer loyalty program with Yibon, a hotel operator focusing on the economy hotel segment in China and one of our equity investees, and also integrated with Argyle and Urban, which were consolidated into our portfolio in April 2019 and December 2019, respectively. By connecting our CRS and PMS systems with those of Yibon, Argyle and Urban, their customers are able to join our paid membership program and realize the same benefits as are enjoyed by our members.

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

Market and Hotel Selection Criteria. We seek franchised-and-managed or leased-and-operated properties that meet the following general market and specific hotel criteria:

General Market Criteria. We follow a return-driven approach in selecting hotel locations. We focus on cities that are approaching, or have already entered into, periods of significant economic growth. Such cities generally show growth in certain business segments as measured by employment opportunities, population growth rates, tourism and convention activities, air traffic volume, local commercial real estate occupancy, and retail sales volume. Cities that exhibit growth in these areas typically have strong demand for hotel facilities and services. Cities which we target include provincial capitals, national economic centers, special economic zones, urban tourist destinations and regional transportation hubs. As a result of our strategic focus on building a dense network of hotels in the most affluent region in China with high growth potential, 42.5% of our hotels were located in the Greater Yangtze River Delta region, while 12.2% of our hotels were located in Beijing/Tianjin/Hebei region as of December 31, 2019. Meanwhile, as China continues to develop its high-speed rail networks and more enterprises move from coastal cities to inland cities, we are placing greater emphasis on expanding our operations in Tier 2 and other cities. We select locations that will help us achieve a balanced rental rate and RevPAR, many of which are located in Tier 2 and other cities, thereby ensuring more attractive returns for our franchisees. We also follow this return-driven approach for select locations in Tier 1 cities.

Specific Hotel Criteria. We seek to invest in hotels that are conveniently located near entertainment, shopping, commercial, conference or tourist centers, universities, and mid-to-high-end residential areas. We also consider a hotel’s proximity to local businesses, such as restaurants, banks, convenience stores, supermarkets and malls. Transportation is another factor we consider, and we actively seek properties situated near major public transit, major thoroughfares or intersections and airports. We believe that having our hotels located near both business and leisure centers enables us to attract both weekday business travelers and weekend leisure travelers. We prefer certain building features including stand-alone structures having a gross floor area of between 3,000 and 8,000 square meters, elevators, standard water, electricity and telecommunications connections, and sufficient surrounding space to provide one parking space for every three to five hotel rooms. We seek to develop and operate a full range of hotels, most of which have 80 to 120 guest rooms, which include amenities such as a cafe, self-service laundry facilities, business center and conference rooms that are attractive to key demand segments such as individual business and leisure travelers. We balance location, demand, property pricing and rent to ensure low operating leverage ratio that enables attractive and sustainable returns to be achieved by the hotels.

For our leased-and-operated hotels, we require our development team and operations team to assess the potential financial return of every proposed new hotel. We typically only develop hotels that exhibit a potential for achieving our internal financial return objectives both in the near term and over the term of the lease agreement.

Hotel Development Team. Our hotel development team consisted of 241 members as of December 31, 2019, many of whom have over two years of experience in real estate development and construction. As of the same date, our hotel development team was led by 65 managers covering 57 regions, some of which were reorganized in 2019. Each regional manager has in-depth knowledge of the target markets in the specific region, and draws on local knowledge to supervise the identification, evaluation and selection of suitable hotel properties by our business development employees.

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

KOSMOS University and E-Learning Program. KOSMOS University, formerly known as GreenTree Academy formed in 2006, is our internal hotel management school. Each of our general manager candidates is required to complete a three-month training program through the KOSMOS University. The first stage of this training program is two months’ classroom study, and the second stage is one-month of on-site training conducted at one of our hotels. The two months’ classroom study features live lectures covering hotel operation and management skills. The one month on-site training provides our general manager candidates with an opportunity to apply all of the skills they have learned and to gain a better understanding of our GreenTree Inns standards our guest-focused and our service-oriented philosophy. Trainers and professors for our KOSMOS University are invited from our own senior management team and outside professionals in the hospitality industry. In addition to cultivating our general manager candidates, our KOSMOS University also is responsible for delivering training to our new hotel employees, which training comprises 40 days of combined class study and field practice. Our KOSMOS University supervises and assists the general manager of each hotel to conduct weekly training for hotel employees at various levels. The KOSMOS University coordinates to compile and disseminate training materials, monitors progress and assesses training results. We currently have 31 dedicated staff to organize and coordinate the training activities delivered by the KOSMOS University. In addition, we also have an E-Learning Program in place through which all training materials are organized and uploaded to our internal website. Through our E-Learning Program, all valuable knowledge and experience is preserved and accumulated and can be broadly shared and conveniently referred to by our employees. In order to be granted a promotion, hotel employees either on our payroll or the payrolls of our franchisees need to complete certain KOSMOS University and/or E-Learning Program modules and pass exams relevant to their desired job role.

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

Our principal hotel information and operational systems comprise the following:

Central Reservation System (CRS). Our central reservation system, or CRS, is our primary information collection and distribution platform which is operated by our team of IT specialists based in Shanghai. Our hotel rooms may be reserved through multiple channels including our reservation mobile applications and website, our 24-hour toll-free call center, WeChat, each hotel’s front desk, as well as third-party hotel reservation agents and OTAs such as Meituan, eLong, Qunar, Alitrip, Booking, Expedia and Agoda. A predominant proportion of our room night sales was generated from our strong direct sales channels comprising our website and mobile app. In 2017, 2018 and 2019, approximately 95% of the room nights in our hotel network was sold through our direct sales channels, while OTAs contributed approximately 5% of our room nights.

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

Internet Service System. Our Internet Service System consists of our website (www.998.com), our mobile apps for smart phones running iOS, Android or other operating systems, and our WeChat mini program for the purpose of reserving rooms. The system provides our members and the general public with convenient, friendly and updated services, including information and search services for our hotels, such as location, amenities and pricing, reservation services, online payment and online room selection functions, membership registration and management and corporate member services. Our app ranked second in terms of user activity on the “Intelligent Mobile Observatory” in hotel sector, a mobile big data query platform launched by TalkingData, as of February 29, 2020.

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

e-Learning system. Our e-Learning system offers modular, video-based programs to all employees of our company. This system enables personnel to acquire professional knowledge and complete courses in which they are interested at their own pace in order to develop skills and advance their careers. The content and materials for each course module are developed and produced by our KOSMOS University team. Each course module is only 5-10 minutes in length for condensed, convenient learning. Additionally, the KOSMOS University formulates learning plans for different job positions on a regular basis to help clarify and assist staff with planning their vocational development so they can enhance their existing skills.

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

Sales and Marketing

Franchisees

We intend to continue expanding our hotel network primarily through our franchised-and-managed model. Our business development team utilizes our brand names and our national presence to engage with potential franchisees and to compete with other economy and mid-scale hotel networks. We aim to share our business philosophy with potential franchisees and emphasize the consistency of our services. We emphasize the benefits of affiliating with our brands, our commitment to improving hotel profitability, our proprietary operations system, our training and support program and our extensive network of corporate members and individual members. Our objective is to grow our franchise base by continuing to promote our brands. We also encourage franchisees to operate multiple hotels under our brand by offering volume discounts on franchise management fees to franchisees who open multiple hotels under our brand within a certain period of time. We do not, however, encourage franchisees to open too many hotels simultaneously to ensure that their existing hotel operations receive due attention and that our guests enjoy the consistent quality services they deserve. As of December 31, 2019, we had 626 franchisees who had opened two or more hotels under our brands. When we spot new hotel development opportunities, we offer these prime opportunities to existing franchisees, developers of hotels, owners of independent hotels and motels, and owners of hotels affiliated with other economy hotel chains on a priority basis. We believe that this practice will enhance trust between us and existing and potential franchisees and may effectively increase our ability to convert such development opportunities into hotels under our franchised-and-managed model.

Guests

Our guest sales and marketing efforts target individual business and leisure travelers. Despite our growing number of international guests, our guests are primarily PRC citizens. As of December 31, 2019, approximately 84.5% of our guests were intra-Asia travelers. Our marketing and advertising efforts also include outdoor advertisements such as billboards and signs, advertisements and materials at our hotels, promotional materials sent to our members, television, Internet and radio advertising, advertising on high-speed rail networks, print advertising in consumer media and at promotional events, special holiday promotions, co-marketing activities and participation in social networking activities. The focus of our marketing and advertising programs is to promote the core characteristics of our brands — comfort, quality, value and convenience. Our advertising campaigns encourage consumers to “just experience” our hotels and to contact us directly. Furthermore, by integrating with food and beverage’s joint customer loyalty program, we benefited from attraction of guests from food and beverage segments, and providing our loyal members with more options to redeem their membership points for food. We continued to roll out our food and beverage concept by branding food and beverage services into our hotels to turn them into profit centers and attract additional guests for our hotels. Regarding marketing, we are formulating joint marketing programs with several banks to attract local corporate clients and high-value business travelers.

Our Investments

Yibon

In April 2017, we purchased 30% of the equity interest in Yibon Hotel Group Co., Ltd., or Yibon, together with a group of investors that are not related to us. Yibon is a hotel operator focusing on the economy hotel segment in China. As of December 31, 2019, Yibon had 531 hotels with 28,594 rooms and 70 hotels in the pipeline with 3,988 rooms planned. In 2019, Yibon recorded a net loss due to more leased-and-operated hotels under construction. Furthermore, holders of 70% of equity interest in Yibon Hotel Group Co., Ltd., or Yibon, have the right to exchange their equity interest in Yibon into our shares within a certain period after Yibon delivered a consolidated financial report for the year of 2019 audited by“big four” accounting firm in accordance with a formula using Yibon’s net profit achieved in the year of 2019 as calculation basis. We expect Yibon shall record a net loss in 2019, as such holders should be unable to exchange our shares based on Yibon’s financial results of 2019.

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

New Century

In March 2019, we entered into a subscription agreement as a cornerstone investor in the initial public offering of Zhejiang New Century Hotel Management Co., Ltd., or New Century, on The Stock Exchange of Hong Kong Limited. We invested approximately US$29.2 million to subscribe for shares representing 4.95% of New Century’s outstanding shares after completion the offering. New Century operates and manages mid-scale to up-scale hotel chains, with 216 hotels with over 44,785 hotel rooms in 24 provinces, municipalities and autonomous regions in China as of December 31, 2019.

Argyle

In April 2019, we consolidated Argyle. As a hotel operator focusing on stylish business hotels to five-star luxury hotels, Argyle’s series of brands all showcase unique Australian life style and flavors. The majority of these properties are located in Southwestern China. During 2019, Argyle recorded a net loss due to its increase in selling and marketing expenses resulted from expansion of business development team, on-line advertising, participation in exhibitions, for the purpose of fast expanding its hotel network.

Urban

In December 2019, we consolidated Urban with nine distinct brands covering economic segment to mid-to-up-scale segment. It has built a strong suite of brands with broad geographic coverage in China to deliver a variety of superior business and leisure services to guests at fair price. Strategically, Urban’s strong brand portfolio and geographic coverage in China are highly complementary to GreenTree’s business and expansion plans.

Employees

We had 2,259, 2,394 and 2,657 employees as of December 31, 2017, 2018 and 2019, respectively. None of our employees is represented by a labor union. As of December 31, 2019, of our 2,657 employees, 644 were leased-and-operated hotel-based staff, 1,084 were franchised-and-managed hotel-based staff, 241 were investment and development staff, 132 were regional manager/operations staff, 92 were quality control staff, 42 were central reservation center staff, 31 were KOSMOS University training staff and 391 were working at our headquarters offices. We believe that our employees are our company’s greatest resource and that developing and retaining a team of capable and motivated staff is critical to our success. We aim to hire managerial employees who possess backgrounds and experience in the hospitality industry and other services industries having an emphasis on addressing customers’ needs. We also recruit top graduates from highly-ranked universities that offer courses of study in hotel management. We require our employees to have at least a two-year associate’s degree. We aim to recruit, train and retain the best talent through a disciplined recruiting and training process while offering competitive performance-linked and KPI-driven career advancement and development opportunities.

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

Employees of Leased-and-Operated Hotels

As of December 31, 2019, we had 644 employees working for our leased-and-operated hotels. Two to three months in advance of a hotel’s opening, all of the hotel’s employees are required to complete formal training under the supervision of the hotel’s general manager and our human resources department. KOSMOS University staff and our regional managers will conduct an inspection of the hotel’s quality after the conclusion of the training. For general managers, we have an additional three-month program to give them experience in each of our departments on a rotating basis to get further training. Some of these new hires will be selected and promoted to the position of duty manager, and outstanding trainees will quickly be promoted to the position of general manager. We have found this training program to be effective in initiating and motivating our new hires.

Competition

China’s hospitality industry is fragmented, highly competitive and ripe for consolidation, especially among branded hotel chains. We compete with other branded and stand-alone hotels for guests in each of the markets where we operate. Different brands in the hospitality industry compete primarily on the basis of room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, quality and range of services provided, guest amenities and membership benefits. We compete mainly with other hotel groups as well as various standalone lodging facilities in each of the markets in which we operate, including brands such as Jinjiang, Ji Hotel, Home Inns, 7 Days Inn, Hanting, Super 8, as well as international hotel brands. We also face competition from serviced apartments.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our technology platforms, services and products from those of our competitors. Our intellectual property contributes to our competitive advantage in the economy and mid-scale hotel segments of China’s hospitality industry. To protect our brand and other of our intellectual property rights, we rely on a combination of trademark, trade secret and copyright laws. We also impose confidentiality obligations on our employees, contractors and other persons who provide services to our company. As of December 31, 2019, we had a total of 422 trademarks, 52 software registration certificates, one copyright and 11 patents registered in China. The expiration dates of these trademarks fall between the years of 2020 and 2029, including “GreenTree Inn.” Once the ten-year term of our registered trademarks has expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. We have registered our domain names, including 998.com, greentree.cn, greentree.com.cn and others, with the Internet Corporation for Assigned Names and Numbers, or ICANN.

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

Facilities

Our headquarters are located in Shanghai, China, where we lease approximately 9,396 square meters of office space. As of December 31, 2019, we owned seven hotel properties having an aggregate GFA of 84,987 square meters, and we leased the properties of our leased-and-operated hotels having an aggregate size of 213,810 square meters. For more detailed information about the locations of our hotels, see “— Our Hotel Network.”

Legal Proceedings

We have been subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time, including actions relating to among others property lease, franchise agreements with our franchisees, infringement of our brand, employment-related disputes, personal injury, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. Various disputes in connection with the properties we lease or with the franchise agreements may occur from time to time, which may cause our hotel operations to be affected or terminated in the worst-case scenario. As of December 31, 2019, we had 17 pending legal proceedings in connection with the franchised-and-managed hotels. We are the plaintiff in most of these cases. See “Risk Factors — Risks Related to Our Business — We are subject to risks related to litigation filed by or against us, and adverse litigation results may harm our business and financial condition.”

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

Corporate Social Responsibility: Environmental Impact

We are committed to saving more energy and cost by recommending the more energy-saving household electrical appliances produced by several leading manufacturers with higher energy standards to our hotels. Getting more energy saved even through reasonable layout and location of these appliances with the help of our Engineering Department staff. What’s more, in order to reduce environment impact and reduce unnecessary waste of environmental resources, we have been upgrading the disposable items used in our hotels, such as slippers, toothbrushes, and combs, to environmental friendly ones.

To pay back to society, we prefer to purchase and recommend social welfare products, including washing-up products from certain chemical factory with most of their workers being hearing impaired, to contribute to the social integration of the disabled. During the period of college entrance examination each year, we call for our hotels to join the "preferential leisure room for college entrance examination" to provide cheer for college entrance examination students.

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

Regulations on Foreign Ownership

The Foreign Investment Law was formally adopted by the 2nd session of the thirteenth National People's Congress on March 15, 2019, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sinoforeign Equity Joint Venture Enterprise Law, the Sinoforeign Cooperative Joint Venture Enterprise Law and the Wholly Foreigninvested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreigninvested enterprises shall be governed, among others, by the Company Law of PRC and the Partnership Enterprise Law of PRC. Foreigninvested enterprises established before the implementation of this Law may retain the original business organization and so on within five years after the implementation of this Law.

According to the Foreign Investment Law, foreign investments are entitled to preentry national treatment and are subject to negative list management system. The preentry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields. Foreign investors' investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreigninvested enterprises.

The Guidance Catalog of Industries for Foreign Investment, or the Foreign Investment Catalog, promulgated by the National Development and Reform Commission, or the NDRC, and the Ministry of Commerce, or the MOFCOM on June 28, 1995 and amended from time to time, listed three categories with regard to foreign investment: "encouraged", "restricted" and "prohibited". Industries not listed in the catalog are generally deemed as falling into a fourth category "permitted" unless specifically restricted by other PRC laws. On June 30, 2019, the NDRC and the MOFCOM promulgated the Special Administrative Measures for Access of Foreign Investment, or the 2019 Negative List, which came into effect on July 30, 2019 and replace the previous Foreign Investment Catalogue or negative list.

Under Measures on Reporting of Foreign Investment Information approved by the State Administration for Market Regulation, which came to effect on January 1, 2020, Foreign investors or foreign investment enterprises shall submit investment information through submission of initial reports, change reports, deregistration reports, annual reports etc to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System. Where a foreign investor or foreign-funded enterprise, in violation of the provisions of the present Law, fails to report the investment information as required to the foreign investment information report system, the competent department for commerce concerned shall order it to make corrections within a time limit; if it fails to do so within the prescribed time limit, a fine of not less than 100,000 yuan but not more than 500,000 yuan shall be imposed.

Regulations on Mergers and Acquisitions

Under the Measures on Reporting of Foreign Investment Information, foreign investors undertaking a merger and acquisition of a non- foreign investment enterprise in China shall submit an initial report through the Enterprise Registration System at the time of completion of change registration for the target enterprise.

A foreign investor acquiring shares, equities, property shares or any other similar rights and interests of an enterprise within the territory of China shall be subject to the Foreign Investment Law, which means if the investors do not follow the present law during the transaction of mergers and acquisition, the party may be subject to the penalties and fines under the newly promulgated Foreign Investment Law.

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

The PRC legal framework governing fire prevention is set forth in the Fire Prevention Law which was adopted on April 29, 1998 and amended on April 23, 2019. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Public Security and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards. Before construction and decoration of a hotel, the construction entity shall submit the fire prevention design documents to the housing and urban-rural development authority for examination and approval. Upon completion, the construction entity must go through the fire prevention acceptance check with the housing and urban-rural development authority and no construction may be put into use before it is accepted by the relevant authorities. For each public assembly venue such as a hotel, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a safety check on fire prevention with the relevant fire prevention department under the public security authority at or above the county level where the venue is located, and such place could not be put into use and operation if it fails to pass the safety check on fire prevention or fails to conform to the safety requirements for fire prevention after such check. Pursuant to these regulations, hotels failing to obtain approval of fire prevention design plans or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000. Pursuant to the Administrative Regulations Concerning Supervision on the Fire Safety of Construction Projects and Regulations Concerning Supervision and Inspection on Fire Safety, both as amended on July 17, 2012 and effective on November 11, 2012, for each hotel with a construction area of no less than 10 thousand square meters, the construction entity or entity operating such hotel shall, prior to putting it in use and operating it for business, submit the fire prevention design documents to the fire prevention department of the public security authority for approval, go through acceptance check on fire prevention thereby and thereafter go through fire safety inspection on public assembly venues; for each hotel with a construction area of less than 10 thousand square meters, the construction entity or entity operating such hotel shall, prior to putting it in use and operating it for business, submit the documents in relation to the fire prevention design and acceptance check on fire prevention to the fire prevention department of the public security authority for filing purpose, and go through fire safety inspection on public assembly venues. Each hotel passing the fire safety inspection on public assembly venues will obtain a certificate for fire safety inspection on public assembly venues. See “Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the franchise, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

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

Regulations on Leasing

Under the Law on Urban Real Estate Administration promulgated by the SCNPC, which took effect as of January 1995 with the latest amendment in August 2019, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. Pursuant to implementing rules stipulated by certain provinces or cities, such as Tianjin, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to warnings, rectifications and/or other penalties. See “Risk Factors — Risks Related to Our Business — Our lessors’ failure to comply with lease registration and other compliance requirements under PRC law may subject these lessors or us to fines or other penalties that may negatively affect our ability to operate our hotels.”

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

Regulations on Usage of Land or Property

The regulations governing the land or property usage mainly include the Land Administration Law of the People’s Republic of China adopted by the Standing Committee of the National People’s Congress on June 25, 1986, and most recently amended on August 26, 2019, and the Regulations on the Implementation of the Land Administration Law of the People’s Republic of China promulgated according to the Order of the State Council No. 256 on December 27, 1998 and further revised in accordance with the Decision of the State Council on Revising Certain Administrative Regulations on July 29, 2014.

According to the above regulations, as to state-owned land and land collectively-owned by farmers, construction entities shall use such land, construction according to the stipulations of the land use right lease contract or according to the provisions of the approval documents relevant to the allocation of land use rights. As for state-owned land, the conversion of the land to land used for construction purposes shall receive the consent of the competent land administrative departments of relevant people’s governments and be submitted to the people’s governments that originally granted land use approval. When changing the purpose of land within urban planning areas, consent shall be obtained from the relevant urban planning administration departments before submission; without such approvals, the use of land specified in the relevant overall land utilization plan shall not be changed. Under these regulations, failure to comply with the approved usage may subject the owners of such properties and/or the tenants to fines or other penalties, including potentially being required to cease such non-compliant operations and being requested by the relevant land administrative authority to return the land. If the land is not used in accordance with the approved land use purpose, the rural collective economic organization may take back the land use rights upon approval by the People's Government which has approved the land use previously.

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

Regulations on Protection of Information on Networks

On December 28, 2012, SCNPC issued Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and use rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

On July 16, 2013, the Ministry of Industry and Information Technology, or the MIIT, issued the Order for the Protection of Telecommunication and Internet User Personal Information. The requirements under this order are stricter and wider compared to the above decision issued by the National People’s Congress. According to this order, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and de-register the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The order states, in broad terms, that violators may face warnings, fines, public exposure and, in the most severe cases, criminal liability.

On June 1, 2017, the Cybersecurity Law of the People’s Republic of China promulgated in November, 2016 by SCNPC became effective. This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to 100% to 1000% of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

The Regulation (EU) 2016/679 of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC GDPR, imposes certain requirements on the processing of personal data relating to natural persons. GDPR requirements will apply both to companies established in the EU and to companies, such as us, that are not established in the EU but process personal data of individuals who are in the EU (and in the EEA subject to the enactment of implementation procedures), where the processing activities relate to: (a) the offering of goods or services, irrespective of whether a payment of the data subject is required, to such data subjects in the EU; or (b) the monitoring of their behavior as far as their behavior takes place within the EU. The GDPR imposes on concerned companies a large number of obligations, which relate for example, but are not limited, to (i) the principles applying to the processing of personal data: e.g. lawfulness, fairness, transparency, purpose limitation, data minimization and “privacy by design”, accuracy, storage limitation, security, confidentiality; (ii) the ability of the controller to demonstrate compliance with such principles (accountability); (iii) the obligation to provide information to data subjects in relation to fair processing; (iv) the obligation to identify a legal basis before the processing (special requirements apply to certain specific categories of data such as sensitive data); and (v) data subjects rights (e.g. transparency, right of access, right to rectification, right to erasure, right to restrict processing, right to data portability, right to object to a processing). This leads to companies being under the obligation to implement a number of formal processes and policies reviewing and documenting the privacy implications of the development, acquisition, or use of all new products and services, technologies, or types of data. The GDPR provides for substantial fines for breaches of data protection requirements, which, depending on the infringed provisions of the GDPR, can go up to either: (i) 2% of the annual worldwide turnover of the preceding financial year or EUR10 million, whichever is greater, or (ii) 4% of the annual worldwide turnover of the preceding financial year or EUR20 million, whichever is greater. The fine may be imposed instead of, or in addition to, measures that may be ordered by supervisory authorities (e.g. request to cease the processing). The GDPR and EU Member States law also provide for private enforcement mechanisms and, in the most severe cases, criminal liability.

The Directive (EC) 2002/58 of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector imposes requirement to obtain informed consent for storage or access to information stored on a user’s terminal equipment in the EU. The forthcoming Regulation on privacy and electronic communications, aiming at repealing the Directive 2002/58, will update the current rules applicable to companies storing cookies on users’ terminal equipments and using online tracking. Sanctions may be imposed on companies not fully compliant with all practices in relation to the implementation of the regulation on e-privacy.

Regulations on units operating business premises for Internet access

According to the Regulations on Administration of Business Premises for Internet Access Services promulgated by the State council on 29 September 2002 and revised for the second time in accordance with the Decision of the State Council on Revising Certain Administrative Regulations (Decree of the State Council No. 666) on 6 February 2016, the State adopts the license system for the business activities conducted by the units operating business premises for Internet access services. Without being licensed, no organization or individual may engage in any business activities providing Internet access services. The unit operating business premises for Internet access services shall get the approval and apply for the examination of information network security and fire control security to the public security organ at the same level on the basis of the approval document that permits the preparations for the establishment. After getting the above permits, the applicant shall apply to the culture administration department for final examination to obtain a Permit for Cyber-Culture Business. Any operator violating these Regulations may be subject to the confiscation of the illegal income, the special instruments and equipment for illegal business activities and a fine of not more than 50,000 yuan concurrently.

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

In July 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a PRC domestic company that holds an operating license for value-added telecommunications business, which we refer to as an ICP License, is prohibited from leasing, transferring or selling the ICP License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company’s operational premises and equipment must comply with the approved coverage region on its ICP License, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. If an ICP License holder fails to comply with the requirements and also fails to remedy such non-compliance within a specified period of time, the MIIT or its local counterparts have the discretion to take administrative measures against the license holder, including revoking its ICP license. If anyone operates telecommunications business without authorization or beyond its scope of business, the State Council’s department in charge of the information industry or the telecommunications administration authority of the province, autonomous region or municipality directly under the central government shall, ex officio, order rectification of the matter, confiscate the illegal income and impose a fine of up to five times the amount illegal income; if there is no illegal income or if the illegal income is less than RMB50,000, a fine of not less than RMB100,000 and not more than RMB1 million shall be imposed; if the case is serious, the perpetrator shall be ordered to suspend operations and undergo rectification.

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

On March 30, 2015, the SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. Under Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. SAFE can adjust such proportion in due time based on the circumstances of international balance of payments. However, Circular 19 and another circular promulgated by SAFE in June 2016, SAFE Circular 16, continues to, prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offering to make loans or additional capital contributions to our PRC subsidiaries which would materially and adversely affect our liquidity and our ability to fund and expand our business.”

Under the Foreign Investment Law, foreign investors may freely remit into or out of China, in Renminbi or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income and so on within the territory of China.

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

On February 25, 2012, the State Administration of Foreign Exchange promulgated the Circulars on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Equity Incentive Plans of Overseas-Listed Company, or the Stock Option Rules. Under this rule, PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, who participate in an equity incentive plan of an overseas publicly listed company are required to register, through our PRC Subsidiary, collectively entrust a domestic agency, or the “Domestic Agency”, to handle issues like foreign exchange registration, account establishment, funds transfer and remittance, and entrust an overseas institution, or the “Overseas Trustee” to handle issues like exercise of options, purchase and sale of corresponding stocks or equity and transfer of corresponding funds. A “Domestic Agency” shall be a domestic company participating in the equity incentive plan or a domestic institution which is qualified for asset custody business as chosen by us according to PRC law. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year and have been granted options have been subject to these regulations since the completion of our initial public offering. Failure by these individuals to complete their SAFE registrations may subject us and them to fines and other legal sanctions. See “Risk Factors — Risks Related to Doing Business in China — Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plan may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

The SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Further, a notice concerning the individual income tax on earnings from employee share options jointly issued by Ministry of Finance, or the MOF, and SAT, on March 28, 2005, and its implementing rules, provide that domestic companies that implement employee share option programs shall (a) file the employee share option plans and other relevant documents to the local tax authorities having jurisdiction over them before implementing such employee share option plans; (b) file share option exercise notices and other relevant documents with the local tax authorities having jurisdiction over them before exercise by the employees of the share options, and clarify whether the shares issuable under the employee share options mentioned in the notice are the shares of publicly listed companies; and (c) withhold taxes from the PRC employees in connection with the PRC individual income tax.

Regulations on Share Capital

Under the newly promulgated Foreign Investment Law, a foreign-invested company are treated as a domestic company and the shareholders of the foreign-invested company are no longer subject to make timely contribution to the registered capital of the foreign-invested company. The shareholders can make their capital contributions in cash or in kind, including in the forms of contributions of intellectual property rights or land use rights that can be valued and is transferable.

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

Regulations on Prepaid Cards

On August 18, 2016, the MOC promulgated Administrative Measures on Single-purpose Commercial Prepaid Cards (Trial Implementation). According to these administrative measures, corporate legal entities engaged in the retail, accommodation and catering, or residential services industries issuing prepaid cards shall complete filling formalities within 30 days from the date on which they engage in the single-purpose card businesses. The administrative measures classify different types of issuers of single-purpose cards, including issuers of group cards, branded cards and issuers of cards on a large scale. Each company engaging in the single-purpose card business shall be classified as one of the foregoing types of prepaid card business in which they are engaged. In addition, these administrative measures also stipulate rules for the card purchase agreement, patterns of cards, limits of each registered and nonregistered card, use of prepaid monies, a minimum ratio of balances of prepaid monies to the company’s main business income in the preceding accounting year, the company’s depositary system and the designated proportion of deposited funds or guarantee insurance amounts to the balance of prepaid monies in the previous quarter, prepaid money management system and polices and so on. Companies may be subject to administrative punishments, orders to correct any instances of non-compliance within a stipulated period, as well as a fine ranging from RMB 10,000 to RMB 30,000 for any violation of these administrative measures.

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

The Company has confirmed that none of the holders or beneficiary owners of the Company are PRC residents. Nevertheless, we may not be aware of the identities of all of our beneficial owners.

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

Under the Foreign Investment Law, foreign-funded enterprise engaging in production or operation activities shall comply with the provisions on labor protection and social insurance in laws and administrative regulations, handle the tax, accounting, foreign exchange and other matters according to the relevant laws, administrative regulations and relevant provisions of the State, and accept supervision and inspection by relevant competent departments

Regulations Relating to Tax

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

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body”. SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (a) the primary location of the day-to- day operational management is in China; (b) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (d) 50% or more of voting board members or senior executives habitually reside in China. In addition, the SAT issued the Administrative Measures on Income Taxes of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial Implementation), or Tax Trial Measures, on July 27, 2011, and effective on September 1, 2011 and amended in 2015, providing more guidance on the implementation of Circular 82. Both Circular 82 and the Tax Trial Measures apply only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and are not applicable to our case. But determining criteria set forth in Circular 82 and the Tax Trial Measures may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

The SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7, on February 3, 2015, which replaced or supplemented certain previous rules under the Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises, or SAT Circular 698.

Under SAT Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Public Notice 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of SAT Public Notice 7. If SAT Public Notice 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with SAT Public Notice 7 or to establish that the relevant transactions should not be taxed under SAT Public Notice 7. See “Risk Factors — Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs may be subject to PRC withholding tax on dividends on, and gains realized on their transfer of, our ADSs.”

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

On October 17, 2017, the SAT issued a Public Notice of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source, or SAT Public Notice 37. This SAT Public Notice 37 has entered into force as of December 1, 2017, according to which, SAT Circular 698 has been abolished from December 1, 2017.

Under the SAT Public Notice 37 and other applicable PRC laws, the withholding agent (for example, payers of PRC-sourced income to non-PRC residents) is obligated to withhold PRC income taxes from the payment. The withholding agent shall, within seven days of the day on which the withholding obligation occurs, declare and remit the withholding tax to the competent tax authority at its locality. The withholding agent shall establish account books for all tax it has withheld and remitted on a commission basis and archive relevant contractual documents, so as to record the exact information about the enterprise income withheld and remitted for the non-resident enterprise.

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

The operation of each leased-and-operated hotel goes through three stages: development, ramp up and mature operations. During the ramp up stage, when the occupancy rate is relatively low, revenues generated by these new leased-and-operated hotels may be insufficient to cover their operating costs. The lower franchise management fees generated by our franchised-and-operated hotels during the ramp up stage and the pre-opening expenses incurred during the development stage and the lower profitability during the ramp-up stage for our leased-and-operated hotels may have a significant negative impact on our financial performance. The table below illustrates the net increases our hotels during 2017, 2018 and 2019.

	Year Ended December 31,
	2017	2018	2019
Hotels opened	425	554	607
Hotels closed	(100)	(86)	(140)
Net increase in total hotels	325	468	467

We track the performance of our hotels by comparing hotel revenue of our hotels during ramp up stage and mature hotels, calculated on a monthly rolling basis, taking into account the total number of hotels during ramp up stage and mature hotels in any particular period of time.

The table below illustrates the comparison of performance between mature hotels and hotels during ramp up stage.

	Year Ended December 31,
	2017	2018	2019
Mature franchised-and-managed hotels(1)	1,983	2,360	3,527
RevPAR (in RMB)	129	134	138
Franchised-and-managed hotels during ramp up stage	280	368	396
RevPAR (in RMB)	87	92	86

(1)	As of end of the year.

	Year Ended December 31,
	2017	2018	2019
Mature leased-and-operated hotels(1)	26	29	33
RevPAR (in RMB)	131	139	140
Revenue (in RMB thousands)	193,042	212,672	253,421

(1)	As of end of the year.
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

Revenue recognition

Our revenue from leased-and-operated hotels are primarily derived from hotel operations, including the rental of rooms and food and beverage sales from those hotels administrated under our brand names. Each of these products and services represents an individual performance obligation and, in exchange for these services, we receive fixed amounts based on fixed rates or fixed standalone selling price. Revenue is recognized when rooms are occupied, and food and beverages are sold. Sublease rental revenue as the respective performance obligations are derived from the subleasing of partial space of leased-and-operated hotels and is recorded in leased-and-operated hotel revenue in the consolidated statements of comprehensive income on a straight-line basis over the contractual lease term satisfied.

Our revenue from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time non-refundable franchise fee, and (ii) continuing franchise fees, which mainly consist of on-going management and service fees based on a certain percentage of the room revenues of the franchised-and-managed hotels and central reservation system (“CRS”) usage fee based on a fixed rate per transaction. For franchised-and-managed hotels, we have a performance obligation to provide franchisees a license to our hotel system intellectual property for use of certain of our brand names. The one-time franchise fees are fixed consideration payable upon submission of a franchise application or renewal and are recognized on a straight-line basis over the initial or renewal term of the franchise agreements. We do not consider this advance consideration to include a significant financing component, since it is used to protect us from the franchisees failing to adequately complete some or all obligations under the contract. The continuing fees represent variable consideration, as the transaction price is based on a percentage of underlying service revenue is recognized by the franchisees’ operations. We recognize continuing franchise fees on a monthly basis over the term of the agreement as those amounts become payable.

In addition, we designate hotel managers to certain hotels and accounts for hotel manager fees related to the hotels under the franchise program as revenues. Pursuant to the franchise-and-management agreements, we charge the franchisees fixed hotel manager fees to compensate us for the franchised-and-managed hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses as incurred. The hotel manager fee is recognized as revenue on a monthly basis.

We invite our customers to participate in a membership program with four tiers of membership – E-membership, R-membership, gold membership and platinum membership. A one-time membership fee is charged for new members except for the E-membership. The membership automatically expires after two years in the event of non-usage and is automatically renewed if used at least once within a two-year period. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts within two years after the points are earned.

Membership fees from our membership program are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels. Such duration is estimated based on the our experience and is adjusted on a periodic basis to reflect changes in membership retention. The membership duration is estimated to be three to five years depending on membership level.

Membership points earned by members represent a material right to free or discounted goods or services in the future. The membership program has one performance obligation that consists of marketing and managing the program and arranging for award redemptions by members. The amount of revenue we recognize upon point redemption is impacted by the estimate of the “breakage” for points that members will never redeem. We estimate breakage based on our historical experience and expectations of future member behavior and will true up the estimated breakage at end of each period. We recognized revenue net of reimbursement paid to franchisees as our performance obligation is to facilitate the transaction between the member and the franchised and managed hotels.

Impairment of long lived assets

We evaluate impairment of our long-lived assets to be held and used, including property and equipment, definite-lived intangible assets and other non-current assets, when events or changes in circumstances indicate, in management's judgment, that the carrying value of such assets may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment-Overall. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. We evaluate the trademark, which can be treated as infinite lived intangibles, at the end of each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Impairment is tested annually or more frequently if events or changes in circumstances indicate that it might be impaired.

Investments

Our investments mainly consist of equity-method investments, equity investments with readily determinable fair values and equity investments without readily determinable fair values.

Whereas entities where we have significant influence but do not own a majority equity interest or otherwise control are accounted as equity-method investments in accordance to ASC 323-10, Investments — Equity Method and Joint Ventures: Overall. Share of earnings or losses of such investees are recorded in earnings. We record impairment losses on these investments when the impairment is deemed other-than-temporary.

Investments in equity securities that have readily determinable fair values (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value, with unrealized gains and losses from fair value changes recognized in net income in the consolidated statements of comprehensive income.

Investments in equity securities without readily determinable fair values are measured at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the amount by which the carrying value exceeds the fair value of the investment. Prior to the adoption of ASU 2016-01 on January 1, 2019, these investments were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

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

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. Our goodwill at December 31, 2018 and 2019 was related to our acquisition of subsidiaries and business. We follow ASC subtopic 350-20, Intangibles-Goodwill and Other: Goodwill. Goodwill and business acquired in a business combination are not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

In accordance to ASC 350-20, we have assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. We have determined that we have one reporting unit, which is also our only reportable segment.

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

In 2018 and 2019, we performed a qualitative assessment for the reporting unit. Based on the requirements of ASC 350-20, we evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was not necessary as of December 31, 2018 and 2019.

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

	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
Revenues:
Leased-and-operated hotels(1)	193,042	26.0	212,672	23.5	253,421	36,402	23.2
Franchised-and-managed hotels	550,133	74.0	692,943	76.5	838,372	120,424	76.8
Total revenues	743,175	100.0	905,615	100.0	1,091,793	156,826	100.0

•

Franchised-and-managed Hotels. In 2017, 2018 and 2019, we generated revenues of RMB550.1 million,RMB692.9 million and RMB838.4 million (US$120.4 million) from our franchised-and-managed hotels, which accounted for 74.0%, 76.5% and 76.8% of our revenues for the respective years, which revenues include revenues from membership fees of franchised-and-managed hotels. Going forward, we expect the number of our franchised-and-managed hotels as a percentage of the total number of hotels in our network to further increase.

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

Our revenues from franchised-and-managed hotels are primarily affected by the number of hotels and the revenues generated by the franchised-and-managed hotels. Our franchise agreements typically run for an initial term of 10 to 20 years. We collect franchise management fees from our franchisees and do not bear loss, if any, incurred by our franchisees. Our franchisees are generally required to pay us an initial franchise fee ranging between RMB150,000 and RMB250,000, depending on the number of rooms in the hotel. They are also responsible for all costs and expenses related to hotel construction and renovation. In addition, our franchise agreements typically provide for a monthly franchise management fee of 3% to 5% of the total revenues generated by each franchised-and-managed hotel. In general, we charge franchisees who open multiple hotels under our franchised-and-managed model a lower fee to reward their loyalty. On average, we charged our franchisees a monthly franchise management fee of 4.4%, 4.4% and 4.5% of the total revenues generated by each franchised-and-managed hotel in 2017, 2018 and 2019. We also collect from franchisees a reservation fee on a per room night basis for using our central reservation system, an annual IT system maintenance fee and a part of the membership registration fee to service customers who join our membership program at franchised-and-managed hotels. A number of these hotel general managers are our direct employees and the franchisees will reimburse us the general managers’ salary which is recognized as part of our revenues.

The table below sets forth the revenues from initial franchise fee and recurring franchise management fee and others, both in absolute amount and as a percentage of our revenues generated from franchised-and-managed hotels for the years indicated:

	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
Initial franchise fee	35,140	6.4	42,806	6.2	54,930	7,890	6.6
Recurring franchise management fee	514,993	93.6	650,137	93.8	783,442	112,534	93.4
Revenues from franchised-and- managed hotels	550,133	100.0	692,943	100.0	838,372	120,424	100.0

Revenues from recurring franchise management fee and others as a percentage of our revenues from franchised-and-managed hotels were 93.6% in 2017, 93.8% in 2018 and 93.4% in 2019.

•

Leased-and-operated Hotels. In 2017, 2018 and 2019, we generated revenues of RMB193.0 million, RMB212.7 million and RMB253.4 million (US$36.4 million) (including RMB42.2 million, RMB53.9 million and RMB74.9 million (US$10.8 million) sublease rental revenue for 2017, 2018 and 2019, respectively) from our leased-and-operated hotels, which accounted for 26.0%, 23.5% and 23.2% of our revenues for the respective years.

For our leased-and-operated hotels, we own or lease properties from property owners or lessors and we are responsible for hotel conversion and customization to conform to our standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels and purchasing supplies. Our typical lease term ranges from 10 to 20 years with an initial three to six month rent free period. We generally pay rent on a quarterly or semi-annual basis.

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

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Hotel operating costs:
Rental	60,253	8.1	76,055	8.4	79,597	11,434	7.3
Utilities	16,692	2.2	19,264	2.1	19,119	2,746	1.8
Personnel costs	27,546	3.7	33,715	3.7	38,277	5,498	3.5
Depreciation and amortization	22,979	3.1	21,313	2.4	34,727	4,988	3.2
Consumables, food and beverage	13,470	1.8	19,276	2.1	27,667	3,974	2.5
Costs of hotel managers of franchised-and-managed hotels	54,292	7.3	70,480	7.8	96,565	13,871	8.8
Other costs of franchised-and-managed hotels	16,719	2.2	22,353	2.5	29,193	4,193	2.7
Others	14,916	2.1	11,963	1.3	13,681	1,966	1.2
Total hotel operating costs	226,867	30.5	274,419	30.3	338,826	48,670	31.0
Selling and marketing expenses	32,803	4.4	47,398	5.2	84,971	12,205	7.8
General and administrative expenses	121,658	16.4	95,261	10.5	184,989	26,572	17.0
Other operating expenses	5,629	0.8	5,946	0.7	3,287	472	0.3
Total operating costs and expenses	386,957	52.1	423,024	46.7	612,073	87,919	56.1

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

•

Selling and marketing expenses. Our selling and marketing expenses consist primarily of commissions to travel intermediaries, expenses for marketing programs and materials, expenses in relation to our membership program, compensation and benefits for our sales and marketing personnel, and others including meals and travel expenses for our sales and marketing personnel.

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

	Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased-and-operated hotels	193,042	26.0	212,672	23.5	253,421	36,402	23.2
Franchised-and-managed hotels	550,133	74.0	692,943	76.5	838,372	120,424	76.8
Total revenues	743,175	100.0	905,615	100.0	1,091,793	156,826	100.0
Operating costs and expenses:
Hotel operating costs	(226,867)	(30.5)	(274,419)	(30.3)	(338,827)	(48,670)	(31.0)
Selling and marketing expenses	(32,803)	(4.4)	(47,398)	(5.2)	(84,970)	(12,205)	(7.8)
General and administrative expenses	(121,658)	(16.4)	(95,261)	(10.5)	(184,988)	(26,572)	(17.0)
Other operating expense	(5,629)	(0.8)	(5,946)	(0.7)	(3,287)	(472)	(0.3)
Total operating costs and expenses	(386,957)	(52.1)	(423,024)	(46.7)	(612,072)	(87,919)	(56.1)
Other operating income	15,284	2.1	22,570	2.5	24,832	3,567	2.3
Income from operations	371,502	50.0	505,161	55.8	504,553	72,474	46.2
Interest income and other, net	26,238	3.5	49,660	5.5	66,088	9,493	6.1
Interest expenses	(1,442)	(0.2)	(542)	(0.1)	(2,506)	(360)	(0.2)
Gains (losses) from investments in equity securities	59,165	8.0	(57,775)	(6.4)	55,254	7,937	5.1
Other income/expense, net	1,191	0.2	35,735	3.9	2,691	387	0.2
Income before income taxes	456,654	61.4	532,239	58.8	626,080	89,931	57.3
Income tax expense	(182,568)	(24.6)	(152,718)	(16.9)	(189,568)	(27,230)	(17.4)
Income before share of losses in equity investees	274,086	36.9	379,521	41.9	436,512	62,701	40.0
Share of losses (gains) in equity investees, net of tax	(899)	(0.1)	(8,301)	(0.9)	1,262	181	0.1
Net income	273,187	36.8	371,220	41.0	437,774	62,882	40.1
Net loss attributable to noncontrolling interests	348	-	491	0.1	4,944	710	0.5
Net income attributable to ordinary shareholders	273,535	36.8	371,711	41.0	442,718	63,592	40.5

The following tables present certain unaudited financial data and selected operating data as of and for the years ended December 31, 2017, 2018 and 2019:

	As of December 31,
	2017	2018	2019
Selected Operating Data:
Total hotels in operation	2,289	2,757	3,957
Franchised-and-managed hotels	2,263	2,782	3,923
Leased-and-operated hotels	26	29	34
Total hotel rooms in operation	190,807	221,529	290,026
Franchised-and-managed hotels	187,505	217,795	285,736
Leased-and-operated hotels	3,302	3,734	4,290
Number of cities	263	290	339

	Year Ended December 31,
	2017	2018	2019
Occupancy rate (as a percentage)(1)
Total hotels in operation	82.6%	82.1%	80.9%
Franchised-and-managed hotels	82.9%	82.3%	81.1%
Leased-and-operated hotels	70.3%	68.0%	66.1%
Average daily rate (in RMB)
Total hotels in operation	157	164	170
Franchised-and-managed hotels	156	163	169
Leased-and-operated hotels	186	205	211
RevPAR (in RMB)
Total hotels in operation	130	135	137
Franchised-and-managed hotels	129	134	137
Leased-and-operated hotels	131	139	140

(1)	Based on the number of available rooms.

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for percentage)
Non-GAAP Financial Data
Adjusted EBITDA(1)	424,851	530,195	594,098	85,336
Adjusted EBITDA Margin(2)	57.2%	58.6%	54.4%	54.4%

(1)

We believe that Adjusted EBITDA, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

Adjusted EBITDA (non-GAAP) is calculated as net income plus other operating expenses, income tax expense, share of loss in equity investees (net of tax), interest expense, share-based compensation, depreciation and amortization, losses on investments in equity securities, one-time fees and expenses, provision for bad debt and other expense net, but excludes other operating income, interest income and other, net, gains on investments in equity securities, share of gain in equity investees (net of tax) and other income net.

(2)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by our total revenues.

The presentation of Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, income tax and share-based compensation have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our other operating income/expense, depreciation and amortization, interest expense, gains(losses) from investments in equity securities, income tax expenses, share-based compensation, share of gains (losses) in equity investees (net of tax), other income/expense, net, and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

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

A reconciliation of Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	Year Ended December 31,
	2017	2018	2019
	(RMB)	(RMB)	RMB	US$
	(in thousands)
Net income	273,187	371,220	437,774	62,882
Deduct:
Other operating income	15,284	22,570	24,832	3,567
Interest income and other, net	26,238	49,660	66,088	9,493
Gains from investments in equity securities	59,165	3,091	77,050	11,068
Share of gains in equity investees, net of tax	–	142	1,550	223
Other income (expense), net	1,191	36,723	2,691	387
Add:
Other operating expenses	5,629	5,946	3,287	472
Income tax expense	182,568	152,718	189,568	27,230
Share of losses in equity investees, net of tax	899	8,443	288	41
Interest expense	1,442	542	2,506	360
Share-based compensation	38,048	16,109	27,677	3,976
Depreciation and amortization	24,956	25,550	40,366	5,798
Losses on investments in equity securities	–	60,866	21,796	3,131
one-time fees and expenses	–	–	10,288	1,478
Provision for bad debt	–	–	32,759	4,706
Other expense, net	–	987	–	–
Adjusted EBITDA (Non-GAAP)	424,851	530,195	594,098	85,336

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues. Our total revenues increased by 20.6% from RMB905.6 million in 2018 to RMB1,091.8 million (US$156.8 million) in 2019. The increase was primarily due to four factors: the opening of 607 new franchised-and-managed hotels, improved RevPAR, growth in our loyalty membership program, and the consolidation of Argyle and Urban into our financial statements.

Franchised-and-managed hotels. Revenues from our franchised-and-managed hotels increased by 21.0% from RMB692.9 million in 2018 to RMB838.4 million (US$120.4 million) in 2019. This growth was primarily due to the increased number of hotels in our franchised-and-managed hotel portfolio from 2,728 hotels and 217,795 hotel rooms as of December 31, 2018 to 3,923 hotels and 285,736 hotel rooms as of December 31, 2019. The RevPAR from RMB134 in 2018 to RMB137 in 2019, driven by stronger brand recognition, also contributed to the growth of revenues from our franchised-and-managed hotels. Initial franchise fees increased by 28.3% from 2018 to 2019, primarily due to an increase in the number of new hotels opened from 553 in 2018 to 605 in 2019. The 20.5% year-over-year increase in recurring franchisee management fees and others in 2019 was primarily due to RevPAR growth of 2.0%, as well as growth in membership fees, central reservation system, or CRS, usage fees, annual IT, marketing fees and hotel manager fees, which in turn were driven by the increased number of hotels and hotel rooms in operation.

Leased-and-operated hotels. Revenues from our leased-and-operated hotels, including sublease rental revenues of RMB53.9 million and RMB74.9 million (US$10.8 million) for 2018 and 2019, respectively, increased by 19.2% from RMB212.7 million in 2018 to RMB253.4 million (US$36.4 million) in 2019. This growth was primarily due to conversion of three franchised-and-managed hotels to leased-and-operated since the third quarter of 2018, the addition of 6 new leased-and-operated hotels addition to our network, among which 5 hotels are from consolidation of Urban since December 2019, and an increase in RevPar from RMB139 in 2018 to RMB140 in 2019 due to stronger brand recognition, as well as moderate sublease revenue growth. Such increases were partially offset by the renovation of 11 leased-and-operated hotels during this year, and the conversion of one leased-and-operated hotel to franchised-and-managed hotel in the fourth quarter of 2019.

Hotel operating costs. Our hotel operating costs increased by 23.5% from RMB274.4 million in 2018 to RMB338.8 million (US$48.7 million) in 2019, mainly attributable to increased number and increased salary of general managers, other staff costs associated with the expansion of our network, higher depreciation and amortization, one-time renovation costs related to the renovation of 11 leased-and-operated hotels, as well as the operation costs of Argyle and Urban. Our hotel operating costs as a percentage of total revenues increased from 30.3% in 2018 to 31.0% in 2019.

Selling and marketing expenses. Our selling and marketing expenses increased by 79.3% from RMB47.4 million in 2018 to RMB85.0 million (US$12.2 million) in 2019, mainly attributable to increased advertising and promotion expenses to improve market recognition of our brands and brands of Argyle and Urban, increased of personnel, compensation, incentive bonuses, and other cost, which in turn was the result of an increase in hotel openings and wider geographic coverage, as well as one-time expenses for the Annual Conference for Celebrating the First Anniversary of our Listing on NYSE in the first quarter of 2019. Our selling and marketing expenses increased as a percentage of our revenues from 5.2% in 2018 to 7.8% in 2019.

General and administrative expenses. Our general and administrative expenses increased by 94.2% from RMB95.3 million in 2018 to RMB185.0 million (US$26.6 million) in 2019, the increase was primarily attributable to increased IT Research and development cost, legal, DD, M&A, other consulting fee, increased share-based compensation expenses and headquarter staff costs, as well as the G&A expenses of Argyle and Urban. Additionally, bad debt provision of investment in Yuzhenglong was accrued in the fourth quarter, considering that Yuzhenglong focuses on providing fast-food to travelers in the railway-stations and its business was seriously impacted by the traffic restriction in the COVID-19. Also due to the outbreak of COVID-19, a bad debt provision of rental income from sublease was accrued.

Other operating expense. Our other operating expense decreased by 44.7% from RMB5.9 million in 2018 to RMB3.3 million (US$0.5 million) in 2019, primarily due to one-time loss caused by the expected closure of one leased-and-operated hotel located in Beijing in 2018.

Other operating income. Our other operating income increased by 10.0% from RMB22.6 million in 2018 to RMB24.8 million (US$3.6 million) in 2019, primarily due to the compensation of RMB5.2 million (US$0.8 million) received by early termination of one lease contract in 2019.

Income from operations. As a result of the foregoing, our income from operations decreased by 0.1% from RMB505.2 million in 2018 to RMB504.6 million (US$72.5 million) in 2019. As a percentage of our revenues, our income from operations decreased from 55.8% in 2018 to 46.2% in 2019.

Interest income and other, net. Our net interest income increased by 33.1% from RMB49.7 million in 2018 to RMB66.1 million (US$9.5 million) in 2019, primarily due to an increase in interest income from average aggregate balances of cash and cash equivalents, restricted cash, short-term investment and time deposits in 2019.

Gains (losses) from investments in equity securities. Our gains (losses) from investments in equity securities increased from negative RMB57.8 million in 2018, including gains from disposal of investments in equity securities of RMB14.4 million and mark-to-market losses of RMB72.2 million, to RMB55.3 million (US$7.9 million) in 2019, including gains from disposal of investments in equity securities of RMB70.4 million (US$10.1 million) and mark-to-market losses of RMB15.1 million (US$2.2 million). The balance of our investments in equity securities decreased from RMB307.7 million as of December 31, 2018 to RMB207.0 million (US$29.7 million) as of December 31, 2019. Aside from these A-share securities, we also hold 41,336,000 shares of Gingko, which we acquired during its initial public offering on the Hong Kong Stock Exchange in 2019, and 13,870,000 shares of Zhejiang New Century, in which we invested as a cornerstone investor in its initial public offering in 2019. Any realized or unrealized gains or losses resulting from the fluctuations of the market value of these securities will be recognized in earnings in the period which they occur.

Income tax expense. Our income tax expenses increased by 24.1% from RMB152.7 million in 2018 to RMB189.6 million (US$27.2 million) in 2019, primarily due to a higher income from operations in 2019. In addition, we incurred withholding taxes of RMB19.8 million (US$2.9 million) in 2019 as our subsidiaries incorporated in the PRC are expected to distribute their 2019 earnings during 2020 in the form of dividends. As a result of the foregoing, our effective tax rate increased from 29% in 2018 to 30% in 2019.

Share of (losses) gains in equity investee, net of tax. The losses in 2018 mainly consist of RMB7.4 million from Tianbao. We recognized gains of RMB1.3 million (US$0.2 million) in 2019, mainly attribute to the disposal gains from Steigenberger Hotels AG.

Net loss attributable to non-controlling interests. The loss in 2019 mainly consist of RMB2.9 million attributable to Argyle’s minority shareholders.

Net income attributable to our ordinary shareholders. As a result of the foregoing, our net income attributable to our ordinary shareholders increased by 19.1% from RMB371.7 million in 2018 to RMB442.7 million (US$63.6 million) in 2019. Our net margin, defined as our net income attributable to our ordinary shareholders as a percentage of our revenues, decreased from 41.0% in 2018 to 40.5% in 2019.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

On January 1, 2019, we adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The consolidated statement of operations data and consolidated balance sheet data are presented under the new accounting standards from 2017 to 2019, while the prior period consolidated financial data have not been restated and continue to be reported under accounting standards in effect for those periods. See note 2 of our consolidated financial statements included elsewhere in this annual report on Form 20-F for further discussion.

Revenues. Our total revenues increased by 21.9% from RMB743.2 million in 2017 to RMB905.6 million in 2018.

Franchised-and-managed hotels. Revenues from our franchised-and-managed hotels increased by 26.0% from RMB550.1 million in 2017 to RMB692.9 million in 2018. This growth was primarily due to the increased number of hotels in our franchised-and-managed hotel portfolio from 2,263 hotels and 187,505 hotel rooms as of December 31, 2017 to 2,728 hotels and 217,795 hotel rooms as of December 31, 2018. The RevPAR from RMB129 in 2017 to RMB134 in 2018, driven by stronger brand recognition, also contributed to the growth of revenues from our franchised-and-managed hotels. Initial franchise fees increased by 21.8% from 2017 to 2018, primarily due to an increase in the number of new hotels opened from 424 in 2017 to 553 in 2018. The 26.2% year-over-year increase in recurring franchisee management fees and others in 2018 was primarily due to RevPAR growth of 3.9%, as well as growth in membership fees, central reservation system, or CRS, usage fees, annual IT, marketing fees and hotel manager fees, which in turn were driven by the increased number of hotels and hotel rooms in operation.

Leased-and-operated hotels. Revenues from our leased-and-operated hotels, including sublease rental revenues of RMB42.2 million and RMB53.9 million for 2017 and 2018, respectively, increased by 10.2% from RMB193.0 million in 2017 to RMB 212.7 million in 2018. This growth was primarily due to the opening of one leased-and-operated hotel, the conversion of three franchised-and-managed hotels to leased-and-operated hotels and an increase in RevPar from RMB131 in 2017 to RMB139 in 2018 due to stronger brand recognition. Such increases were partially offset by a decrease in occupancy rate from 70.3% in 2017 to 68.0% in 2018, and the conversion of one leased-and-operated hotel to franchised-and-managed hotel in the fourth quarter of 2018.

Hotel operating costs. Our hotel operating costs increased by 21.0% from RMB226.9 million in 2017 to RMB274.4 million in 2018, mainly attributable to an increase in the number of general managers in our hotel network and other costs associated with the expansion of our franchised-and-managed hotels, as well as higher rental costs, utilities, consumables and personnel costs associated with the GreenTree Eastern leased-and-operated hotels and the four new leased-and-operated hotels added to our portfolio since the third quarter of 2018. Our hotel operating costs as a percentage of total revenues decreased from 30.5% in 2017 to 30.3% in 2018, primarily due to the increasing revenue contribution from our franchised-and-managed hotels.

Selling and marketing expenses. Our selling and marketing expenses increased by 44.5% from RMB32.8 million in 2017 to RMB47.4 million in 2018, mainly attribute to model room construction, exhibition and other advertising and promotion expenses related to our three new mid-to-up-scale brands, increased personnel, compensation and other costs of business development personnel (i.e. travel traveling), which in turn was the result of an increase in hotel openings and wider geographic coverage. Our selling and marketing expenses increased as a percentage of our revenues from 4.4% in 2017 to 5.2% in 2018.

General and administrative expenses. Our general and administrative expenses decreased by 21.7% from RMB121.7 million in 2017 to RMB95.3 million in 2018, primarily because we incurred one-time share-based compensation expenses of RMB38.0 million in relation to a grant of GTI’s shares to certain of our directors in the fourth quarter of 2017. Without accounting for this item, our general and administrative expenses would have increased by 13.9% in 2018.

Other operating expense. Our other operating expense increased by 5.6% from RMB5.6 million in 2017 to RMB5.9 million in 2018, primarily due to the impairment loss caused by the expected closure of one leased-and-operated hotel located in Beijing.

Other operating income. Our other operating income increased by 47.7% from RMB15.3 million in 2017 to RMB22.6 million in 2018, primarily due to the government subsidies of RMB15.2 million we received in 2018, as compared with the government subsidies of RMB10.2 million we received in 2017.

Income from operations. As a result of the foregoing, our income from operations increased by 36.0% from RMB371.5 million in 2017 to RMB505.2 million in 2018. As a percentage of our revenues, our income from operations increased from 50.0% in 2017 to 55.8% in 2018.

Interest income and other, net. Our net interest income increased by 89.3% from RMB26.2 million in 2017 to RMB49.7 million in 2018, primarily due to an increase in interest income from higher average aggregate balances of cash and cash equivalents, restricted cash and short-term investment in 2018.

Gains (losses) from investments in equity securities. Our losses from investments in equity securities decreased from RMB59.2 million in 2017, including losses from disposal of equity securities of RMB22.6 million and mark-to-market losses of RMB36.6 million, to RMB57.8 million in 2018, including gains from disposal of equity securities of RMB14.4 million and mark-to-market losses of RMB72.2 million. The balance of our investments in equity securities decreased from RMB307.8 million as of December 31, 2017 to RMB307.7 million as of December 31, 2018. All of these securities were shares of Chinese companies listed on China’s A share market. Any realized or unrealized gains or losses resulting from the fluctuations of the market value of these securities will be recognized in earnings in the period which they occur.

Income tax expense. Our income tax expenses decreased by 16.3% from RMB182.6 million in 2017 to RMB152.7 million in 2018, primarily due to a higher withholding tax in 2017. In addition, we incurred withholding taxes of RMB23.3 million as our subsidiaries incorporated in the PRC are expected to distribute their 2018 earnings during 2019 in the form of dividends. As a result of the foregoing, our effective tax rate decreased from 39% in 2017 to 29% in 2018.

Share of losses in equity investee, net of tax. We recognized losses of RMB0.9 million, including RMB0.8 million and RMB0.1 million as to Zexin and Tianbao, respectively, in 2017, as compared with losses of RMB8.3 million as to Tianbao RMB7.4 million, Zexin RMB0.6 million and Steigenberger Hotels AG RMB0.3 million in 2018, as a result of the net losses of these companies in proportion to our equity interest in them.

Net income attributable to our ordinary shareholders. As a result of the foregoing, our net income attributable to our ordinary shareholders increased by 35.9% from RMB273.5 million in 2017 to RMB371.7 million in 2018. Our net margin, defined as our net income attributable to our ordinary shareholders as a percentage of our revenues, increased from 36.8% in 2017 to 41.0% in 2018.

B.	Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities. Our cash and cash equivalents and restricted cash balance as of December 31, 2019 was RMB342.2 million (US$49.1 million). Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired.

We have been able to meet our working capital and capital expenditure needs, and we believe that we will be able to meet our working capital needs in at least the next twelve months with our operating cash flow and existing cash and cash equivalents. The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	469,466	554,950	513,940	73,823
Net cash used in investing activities	(744,856)	(181,756)	(1,219,956)	(175,236)
Net cash (used in) provided by financing activities	(645,161)	663,145	(212,232)	(30,485)
Effect of exchange rate changes on cash and cash equivalents	(1,468)	66,023	(6,918)	(994)
Net increase (decrease) in cash and cash equivalents	(922,019)	1,102,362	(925,166)	(132,892)
Cash and cash equivalents and restricted cash at the beginning of the year	1,086,983	164,964	1,267,326	182,040
Cash and cash equivalents and restricted cash at the end of the year	164,964	1,267,326	342,160	49,148

* Upon the adoption of ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, restricted cash was included within cash and cash equivalents in the consolidated statement of cash flows for the year ended December 31, 2019 and the comparative disclosure of the year ended December 31, 2017 and 2018 had been restated to conform to the current year presentation.

Operating Activities

Net cash provided by operating activities was RMB513.9 million (US$73.8 million) in 2019, compared to RMB555.0 million in 2018 and RMB469.5 million in 2017.

Net cash provided by operating activities in 2019 was RMB513.9 million, which was primarily attributable to our net income of RMB437.8 million, adjusted to deduct (i) gains from investments in equity securities of RMB55.3 million, and (ii) interest income of RMB35.7 million, and to add back (i) non-cash depreciation and amortization of RMB40.4 million, (ii) bad debt expense of RMB38.4 million, (iii) share-based compensation expenses of RMB26.5 million, and (iv) income tax expenses of RMB19.8 million related to dividend distribution by our PRC subsidiaries. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) an increase in our accounts receivable of RMB52.3 million mainly attributable to an increase of RMB40.9 million in receivables from franchisees due to expansion of our business, (ii) an increase in deferred taxes of RMB30.2 million, (iii) an increase in other assets of RMB22.6 million, (iv) an increase in prepaid rent of RMB14.3 million, (iv) an increase in income tax payable of RMB12.5 million, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) an increase in our deferred revenue of RMB19.0 million mainly attributable to an increase in our membership fees received, partially offset by reduction of initial franchisee fees received, (ii) an increase in our unrecognized tax benefits of RMB92.0 million, (iii) an increase in accrued expenses and other current liabilities of RMB27.2 million, (iv) an increase in our other long-term liabilities of RMB21.5 million, and (v) an increase in other current assets of RMB11.0 million.

Net cash provided by operating activities in 2018 was RMB555.0 million, which was primarily attributable to our net income of RMB371.2 million, adjusted to deduct (i) gains from disposal of a long-term investments of RMB36.7 million, and (ii) interest income of RMB20.4 million, and to add back (i) losses on investments in equity securities of RMB57.8 million, (ii) income tax expenses of RMB23.3 million related to dividend distribution by our PRC subsidiaries, (iii) share-based compensation expenses of RMB16.1 million, and (iv) non-cash depreciation and amortization of RMB25.5 million, and (v) share of losses in equity method investments of RMB8.3 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) an increase in our accounts receivable of RMB12.4 million mainly attributable to an increase of receivables from franchisees due to expansion of our business, (ii) an increase in other current assets of RMB13.9 million, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) an increase in our deferred revenue of RMB78.4 million mainly attributable to an increase of membership fees received, partially offset by a reduction of initial franchisee fees received, (ii) an increase in our unrecognized tax benefits of RMB56.3 million, and (iii) an increase in our other long-term liabilities of RMB22.6 million.

Net cash provided by operating activities in 2017 was RMB469.5 million, which was primarily attributable to our net income of RMB273.2 million, adjusted to deduct (i) gains from investments in equity securities of RMB59.2 million, and (ii) interest income of RMB14.7 million, and to add back (i) income tax expenses of RMB67.7 million related to dividend distribution by our PRC subsidiaries, (ii) share-based compensation expenses of RMB38.0 million, and (iii) non-cash depreciation and amortization of RMB25.0 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) an increase in our accounts receivable of RMB17.9 million mainly attributable to an increase of receivables from franchisees due to expansion of our business, and (ii) a decrease in our deferred rent of RMB15.8 million, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) an increase in our deferred revenue of RMB78.6 million mainly attributable to an increase of membership fees received, partially offset by a reduction of initial franchisee fees received, (ii) an increase in our accrued expenses and other current liabilities of RMB32.1million mainly attributable to an increase of payables to franchisees, partially offset by a reduction of other payables, (iii) an increase in our income tax payable of RMB20.4 million, (iv) an increase in amounts due from related parties of RMB13.8 million, and (v) an increase in our other long-term liabilities of RMB10.7 million.

Investing Activities

Net cash used in investing activities was RMB1,220.0 million (US$175.2 million) in 2019, compared to RMB181.8 million in 2018 and net cash provided by investing activities of RMB744.9 million in 2017.

Net cash used in investing activities in 2019 was RMB1,220.0 million, primarily attributable to (i) purchase of short-term investments of RMB823.2 million, (ii) increase of long-term time deposits of RMB500.0 million, (iii) payment for acquisitions of RMB363.9 million, (iv) purchase of investments in equity securities of RMB328.2 million, including the investment of Gingko and New Century, (v) purchases of property and equipment of RMB213.3 million (vi) loan to related parties net of RMB175.9 million, loan to franchisee net of RMB135.4 million, loan to third parties net of RMB10.3 million, partially offset by (i) proceeds from short-term investments of RMB1,107.1 million, (ii) proceeds from disposal of equity securities of RMB222.0 million.

Net cash used in investing activities in 2018 was RMB181.8 million, primarily attributable to (i) purchase of short-term investments of RMB772.5 million, (ii) loan to third parties of RMB166.8 million, (iii) purchases of property and equipment of RMB138.5 million, (iv) purchases of investments in equity securities of RMB88.3 million, (v) increase of long-term time deposits of RMB60.0 million, and(vi) loan to franchisees RMB54.1 million partially offset by (i) proceeds from short-term investments of RMB889.3 million, (ii) receipt of a repayment from a third party of RMB118.4 million, and (iii) proceeds from disposal of two long-term investments, CYTS Shanghai Jinyuhao International Hotel Co., Ltd. and Wiselong Enterprise Management Co., Ltd. of RMB89.2 million, and (iv) proceeds from disposal of investments in equity securities of RMB30.5 million.

Net cash used in investing activities in 2017 was RMB744.9 million, primarily attributable to (i) purchase of short-term investments of RMB781.9 million, (ii) purchases of investments in equity securities of RMB140.7 million, including purchase of long-term investments of RMB100.7 million, and (iii) purchases of property and equipment of RMB16.6 million, partially offset by (i) receipt of a loan repayment from a related party of RMB128.1 million, and (ii) receipt of a repayment from a related party of RMB8.7 million.

Financing Activities

Net cash used in financing activities was RMB212.2 million (US$30.5 million) in 2019, compared to net cash provided by financing activities of RMB663.1 million in 2018 and net cash used in financing activities of RMB645.2 million in 2017.

Net cash used in financing activities in 2019 was RMB212.2 million, primarily attributable to proceeds from NCI of RMB14.7 million and offset by a distribution to our shareholders of RMB227.0 million.

Net cash provided by financing activities in 2018 was RMB663.1 million, primarily attributable to (i) proceeds from initial public offering of RMB837.5 million, and (ii) proceeds from short-term borrowings of RMB60 million, partially offset by (i) a distribution to our shareholders of RMB200.5 million, and (ii) payment for initial public offering costs of RMB30.8 million.

Net cash used in financing activities in 2017 was RMB645.2 million, primarily attributable to (i) a distribution to our shareholders of RMB579.0 million, (ii) income tax paid of RMB64.7 million related to the foregoing distribution, and (iii) repayment of short-term borrowings of RMB61.4 million, partially offset by proceeds from short-term borrowings of RMB60 million.

Statutory Reserves

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of December 31, 2017, 2018 and 2019, total statutory reserves of our PRC subsidiaries was RMB57.7 million, RMB57.7 million and RMB63.0 million (US$9.1 million). These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer their net assets to the company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB391.0 million, RMB394.4 million and RMB509.4 million (US$73.2 million) as of December 31, 2017, 2018 and 2019, respectively.

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

Given the limited investment channels available in China, we purchase short-term wealth management products issued by commercial banks and shares of blue chip companies listed in China’s A-Share market. Meanwhile, for the strategic purpose, we invested in two HK listed companies. The short-term wealth management products are typically principal protected with limited risks. In addition, we select high-quality companies with proven track records and stable operations. Among these investments, most of them are state-owned enterprises.

As of December 31, 2017, 2018 and 2019, we had short-term investments of RMB781.9 million, RMB685.5 million and RMB437.3 million (US$62.8 million) and investments in equity securities of RMB307.8 million, RMB307.7 million and RMB207.0 million (US$29.7 million). We recorded losses from disposal of the short-term investments and investments in equity securities of nil and RMB22.6 million, respectively, in 2017 and gains of nil and RMB14.4 million, respectively, in 2018,and gains of nil and RMB70.4 million (US$10.1 million), respectively, in 2019. Mark-to-market losses from these equity securities we recorded amounted to RMB36.6 million, RMB72.2 million and RMB29.8 million (US$4.3 million) in 2017, 2018 and 2019, respectively.

In December 2017, we declared a cash dividend of RMB588.4 million (US$90.4 million). RMB548.7 million (US$84.3 million) of the cash dividend was paid in December 2017, and the remainder will be paid in 2018. In February 2018, we declared a cash dividend of US$25.6 million and we paid such cash dividend to GTI, our shareholder, after the completion of offering and upon the receipt of relevant internal and other approvals. In January 2019, we declared a cash dividend of US$30.6 million, US$0.30 per ordinary share, or

US$0.30 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on February 6, 2019 were entitled to such cash dividend, and we paid such dividend in full in February 2019. In December 2019, we declared a cash dividend of US$25.5 million, US$0.25 per ordinary share, or US$0.25 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 24, 2019 were entitled to such cash dividend, and we paid such dividend in full in January 2020. In addition, we plan to implement a more prudent treasury policy that involves board level discussion, approval and oversight, as well as third party professional securities trading advice. In particular, we plan to gradually liquidate our holding of our investments in equity securities, subject to market conditions, and will put the unutilized cash in interest-bearing accounts or pursue less volatile investment options.

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

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2019. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

In December 2016, to secure the M&A loan in connection with GTI’s acquisition plan of certain assets(catering management) unrelated to GTI’s hotel business, currently form the principal assets of GreenTree Hospitality, cash of RMB110 million was put up as performance bond. Such amount was classified as our restricted cash as of December 31, 2016.

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

Other than operating lease obligations set forth in the table under the caption “Tabular Disclosure of Contractual Obligations” below, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties as of December 31, 2019. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than Five Years
	(in RMB thousands)
Operating lease obligations	771,244	98,083	183,160	143,683	346,318
Other long-term liabilities	118,113	–	–	–	118,113
Total	889,357	98,083	183,160	143,683	464,431

As of December 31, 2019, we recorded uncertain tax benefits of RMB261.6 million (US$37.6 million) mainly related to transfer pricing and deductibility of expenses.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our current directors, executive officers and senior management.

Name	Age	Position/Title
Alex S. Xu ()	56	Chairman and chief executive officer
Gregory James Karns	64	Director, general counsel
Akira Hirabayashi	53	Independent director
Bingwu Xie ()	50	Independent director
Dong Li ()	44	Independent director
Yiping Yang ()	37	Chief financial officer
Wen Qi ()	42	Vice president, human resources and administration
Yong Yang ()	41	Vice president, development

Mr. Alex S. Xu () is our founder and has served as our chairman of the board of directors and chief executive officer since 2004. Mr. Xu is the founder of American Pacific Homes, Inc., a leading home builder in California and transformed now to a hotel franchisor and operator in the Western US, and has served as its chairman since 1997. He also has served as a managing director of Foothill Medical Centers since 1997. Prior to founding our company, Mr. Xu served as the chief operating officer of U.S. Uni-President Investment and Development from 1995 to 1997. From 1994 to 1996, Mr. Xu served as the director of finance with Santa Anita Realty Enterprises, Inc. From 1990 to 1994, Mr. Xu worked as the accounting and corporate data service manager for Broadway Stores Inc. Mr. Xu received a bachelor’s degree in engineering from Beijing Institute of Technology in 1984 and two master’s degrees in computer engineering and in applied mathematics from the University of Southern California in 1990.

Mr. Gregory James Karns has served as a director and general counsel of our company since 2005. Mr. Karns is a partner with the U.S. law firm of Cox, Castle & Nicholson LLP, where he has worked since 1989. From 1985 to 1989, Mr. Karns worked as an associate with the law firm of Jones, Day, Reavis & Pogue, and Mr. Karns began his legal career in 1983 as an associate with the law firm of Kindel & Anderson. Mr. Karns received a bachelor’s degree in political science from the University of California in 1980, and his juris doctor degree from Loyola Law School in 1983.

Mr. Akira Hirabayashi has served as an independent director of our company since 2011. He currently serves as the president of JHAT Co., Ltd. starting from June 2018, after he took the role of the chief executive officer of Accordia Golf Co., Ltd. from January to March 2018. From 2016 to 2017, Mr. Hirabayashi served as vice chairman and a director of H.I.S. Co., Ltd. and also as chief executive officer of H.I.S. Hotel Holdings Co., Ltd. From 2008 to 2016, Mr. Hirabayashi served as the chief executive officer of H.I.S. Co., Ltd. From 2007 to 2008, he served as a director of H.I.S. Co., Ltd. From 1993 to 2007, Mr. Hirabayashi served successively as a supervisor, manager, deputy general manager, and senior general manager in the regional sales department of H.I.S. Co., Ltd.

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

Mr. Dong Li () has served as an independent director of our company since the SEC’s declaration of effectiveness of our registration statement on Form F-1. Mr. Li currently serves as the chief financial officer of Ximalaya, Inc, China's largest online audio platform. Prior to joining Ximalaya, Inc in September 2019, Mr. Li served as the chief financial officer for several companies, including OneSmart International Education Group Limited, a leading diversified premium K-12 education company in China listed on the New York Stock Exchange from July 2017 to June 2019; Pegasus Media Group Limited, a company focuses on movie and TV show production, investment, licensing, marketing and derivatives from April 2016 to April 2017; and Ecovacs Robotics Holdings Limited, a leading consumer robotics company in China listed on the Shanghai Stock Exchange from March 2015 to February 2016. From September 2008 to February 2015, Mr. Li worked as an associate and later vice president in investment banking at Bank of America Merrill Lynch and ICBC International in Hong Kong. Prior to that, Mr. Li worked in KPMG’s auditing practice group from August 1999 to April 2006 in its Beijing and Silicon Valley offices, respectively. Mr. Li received a bachelor’s degree in accounting from School of Economics and Management, Tsinghua University in July 1999, as well as a master’s degree in business administration in finance from Kellogg School of Management, Northwestern University in June 2008. Mr. Li is a member of the Chinese Institute of Certified Public Accountants and the Certified General Accountants Association of Canada.

Dr. Yiping Yang () has served as our chief financial officer since January 2019, a director of our company in 2018, as our vice president for operations since 2017, and as our vice president for sales and marketing since 2016. Dr. Yang has worked at our company as a secretary of general managers and a group marketing director since 2016, with responsibility for sales channels, customer reservation services, online promotion, public relations, and graphic design. She initially joined our company as executive assistant to the chairman. From 2011 to 2015, Dr. Yang held various roles as a marketing director, sales manager, and assistant general manager with Jingfeng Industry Co., Ltd., Jiangxi, a chain manufacturing company. Dr. Yang received a bachelor’s degree in applied mathematics from Shanghai Jiao Tong University in 2004 and passed the qualifying exam for the doctoral program in 2006. She received a doctoral degree in financial engineering from the Chinese University of Hong Kong in 2010.

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

For the year ended December 31, 2019, we paid an aggregate of approximately US$0.19 million in cash to our executive officers and directors.

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

Granted Options

Our board of directors has only granted options to participants in our 2018 share incentive plan. In January 2018, we granted 1,703,000 options to purchase our Class A ordinary shares to certain of our employees and directors. All of these options were subject to applicable vesting schedules. As of the date of the annual report, there were (i) 1,022,000 Class A ordinary shares issuable upon the exercise of outstanding options and (ii) 7,978,000 Class A ordinary shares reserved for future issuance. The table below summarizes, as of the date of this annual report, the options we have granted to our directors and executive officers under our 2018 share incentive plan.

Name	Number of shares underlying options granted	Exercise price (US$ per share)		Grant date	Expiration date
Alex S. Xu	*	14.00	(1)	January 15, 2018	January 15, 2024
Gregory James Karns	*	14.00	(1)	January 15, 2018	January 15, 2024
		12.00	(2)	January 15, 2018	January 15, 2024
Akira Hirabayashi	*	14.00	(1)	January 15, 2018	January 15, 2024
Bingwu Xie	*	14.00	(1)	January 15, 2018	January 15, 2024
Dong Li	*	14.00	(1)	March 13, 2018	March 13, 2024
Yiping Yang	*	12.00		January 15, 2018	January 15, 2024
Wen Qi	*	12.00		January 15, 2018	January 15, 2024
Yong Yang	*	12.00		January 15, 2018	January 15, 2024

*	Less than 1% of our total shares outstanding.
(1)	Equals to the public offering price. For services as directors of our Company.
(2)	For services as general counsel of our Company.

C.	Board Practices

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

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our amended and restated memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her initial term of four years from the completion of our initial public offering. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies, or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

Members of our board of directors will be nominated by the nominating and corporate governance committee of the board. Director nominees will be elected by a simple majority vote of shareholders at our annual general meeting.

D.	Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share Ownership

The following table sets forth information with respect to beneficial ownership of our shares as of December 31, 2019 by:

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

The calculations in the table below are based on (i) 67,416,046 Class A ordinary shares and (ii) 34,762,909 Class B ordinary shares outstanding as of December 31, 2019.

	Ordinary Shares Beneficially Owned		Percentage of Votes Held
	Number	%	%
Directors and Executive Officers:
Alex S. Xu(1)	91,352,209	90.0	94.0
Gregory James Karns	–	–	–
Akira Hirabayashi	–	–	–
Bingwu Xie	–	–	–
Dong Li	–	–	–
Yiping Yang	–	–	–
Wen Qi	–	–	–
Yong Yang	–	–	–
All directors and executive officers as a group	91,352,209	90.0	94.0
Principal Shareholder:
GreenTree Inns Hotel Management Group, Inc.(2)(3)(4)	91,352,909	90.0	94.0

Notes:

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

(2)

GTI has pledged 26% of the shares of our company to Pudong Development Bank. See “Risk Factors — Risks Related to the ADSs and this offering — GTI has pledged 26% of our ordinary shares to Pudong Development Bank, and following the completion of this offering will be required to pledge additional ordinary shares. If Pudong Development Bank forecloses on these shares, the market price of our ADSs could decline.” Immediately after the completion of this offering, 84.7% of our Class A ordinary shares and 100% of our Class B ordinary shares will be owned by GTI, our parent company. After the completion of our initial public offering, GTI intends to register and distribute to each of its shareholders not more than 60% of the number of our shares that represented the percentage of such shareholder’s ownership in GTI as of March 29, 2018, the closing date of our initial public offering. As a condition to receive our shares, GTI’s shareholders were required to enter into lock-up agreements on all of our shares which they own, and the number of our shares subject to such lock-up agreements was reduced by 25% at the end of each six month period following March 26, 2018, the date of our initial public offering prospectus.

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

To our knowledge, as of December 31, 2019, 10,513,373 Class A ordinary shares or 10.3% of our outstanding ordinary shares were held by record holders in the United States, including Deutsche Bank Trust Company Americas, the depositary bank for our ADR program. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Transactions with Related Parties

Transactions with GTI

In December 2016, to secure the merger and acquisition loan in connection with GTI’s acquisition plan of certain catering management assets unrelated to GTI’s hotel business, currently from the principal assets of GreenTree Hospitality, cash of RMB110 million was put up as performance bond. Such amount was classified as our restricted cash as of December 31, 2016.

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

In 2019, we made a bridge loan to GTI together with Aotao and Da Niang Group for the renewal of the aforementioned merger and acquisition loan in 2016 at the request of the lending banks. The outstanding amount of the loan as of December 31, 2019 was RMB8.4 million (US$1.2 million) with an interest rate of 4.35% per annum, which was fully settled in April 2020.

Transactions with Aotao and its subsidiaries

Shanghai Aotao Industrial Co., Ltd., or Aotao, is a catering management company controlled by GTI. In 2019, we made a bridge loan to Aotao in together with GTI and Da Niang Group, for the renewal of a merger and acquisition loan at the request of the lending banks. The outstanding amount of the loan as of December 31, 2019 was RMB20.1 million (US$2.9 million) with an interest rate of 4.35% per annum, among which RMB12.2 million was settled in April 2020.

Transactions with Da Niang Group

Da Niang Dumpling Catering Group Co., Ltd., together with its subsidiaries, or Da Niang, is a catering management company controlled by GTI. In 2019, we made a bridge loan to Da Niang Group in together with GTI and Aotao, for the renewal of a merger and acquisition loan at the request of the lending banks, which amount was repaid in full by December 31, 2019. We also purchased service from Da Niang Group in the amount of RMB339 thousand in 2019.

Transactions with Shiquanmeiwei (Beijing) Catering and Management Co., Ltd. (“Shiquanmeiwei”)

Shiquanmeiwei (Beijing) Catering and Management CO., Ltd., or Shiquanmeiwei, is a catering management company controlled by GTI. In 2018, we made rental prepayments of RMB3,600 on behalf of Shiquanmeiwei.

Transactions with Shanghai JYHM Restaurant Management Co., Ltd. (“JYHM”)

Shanghai JYHM Restaurant Management Co., Ltd., or JYHM, is a catering management company controlled by GTI. In 2019, we collected rental from JYHM in advance, and the outstanding amount due to JYHM as of December 31, 2019 was RMB312 thousand. We also purchased service from JYHM of RMB18 thousand in 2019.

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

In July 2017, we entered into a share transfer agreement with a company controlled by Ms. Zhang to sell its 45.29% equity interest in Wiselong Enterprise Management Co., Ltd., for a cash consideration of RMB23.4 million (US$3.6 million). We recognized a disposal gain of RMB1.6 million (US$0.3 million) in 2017. Ms. Yan Zhang resigned from our company on December 5, 2017. As of December 31, 2019, Ms. Yan Zhang acts as executive officer for catering management companies controlled by GTI.

Transactions with Napa Infinity Winery (Shanghai) Inc.

Napa Infinity Winery (Shanghai) Inc., or Napa, is a wine distributor controlled by the brother of Mr. Alex S. Xu. We made advances to Napa for working capital purposes from time to time. In 2017 and 2019, we made purchases of wine with Napa in the aggregate amount of RMB4.0 million and RMB3.6 million (US$0.5 million), which was settled by offering the advances we made to Napa. In 2019, we also generated service revenue from Napa of RMB2.4 million (US$0.3 million) by offering design service and promotion service on the 168 mall from the Group.

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

Transactions with Yancheng Zexin Hotel Management Co., Ltd.

In July of 2018, we purchased an additional 1% equity interest in Yancheng Zexin Hotel Management Co., Ltd., or Zexin, and our equity interest in Zexin increased to 51%. As a result, Zexin became our consolidated subsidiary and ceased to be a related party of ours. In 2016 and 2017, we generated franchise fee revenue from Zexin of RMB152.3 thousand and RMB232.8 thousand, respectively. As of December 31, 2016, the RMB0.5 million represents franchise fees advance from Zexin. In 2017, we made a loan to Zexin.

Transactions with Yibon

Amount due to Yibon of Rmb3.2 million comprised of receipts on behalf of Yibon which were unsecured, interest free, and repayable upon demand. We also generated franchise revenue from Yibon of RMB681 thousand in 2019.

Transactions with Steigenberger (Beijing) Hotel Management Co., Ltd.

Steigenberger (Beijing) Hotel Management Co., Ltd., or Steigenberger, is an equity investee of ours. In 2017, we made a loan to Steigenberger, and the outstanding amount of such loan as of December 31, 2017, 2018 and 2019 was RMB225.0 thousand, RMB225.0 thousand and RMB225.0 thousand, respectively. We have disposed our equity investment in Steigenberger in December 2019. The outstanding loan was settled in April 2020.

Transactions with Tianjin GreenTree Tianbao Hotel Management Co., Ltd.

We own 50% of equity interest in Tianjin GreenTree Tianbao Hotel Management Co., Ltd., or Tianbao, one of our franchisees. In 2017, 2018 and 2019, we generated franchise fee revenue from Tianbao of RMB0.4 million, RMB0.4 million and nil, respectively. When guests book hotel rooms through our central reservation system and opt for prepay for the stay, we collect the payment first and settle with our franchisees on a monthly basis. The RMB64.6 thousand and nil as of December 31, 2018 and 2019, respectively represents the prepaid payment we collected for and to be settled with Tianbao. We liquidated our equity interest in Tianbao in August 2019.

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

A.	Consolidated Statements and Other Financial Information

Please refer to Item 19 for a list of our annual consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy and Distributions

In December 2017, we declared a cash dividend of RMB588.4 million. RMB548.7 million of the cash dividend was paid in December 2017, and the remainder was paid in 2018. In February and March 2018, we declared a cash dividend of US$23.0 million and US$2.6 million, respectively, and we intend to pay such cash dividend to GTI, our shareholder, upon the receipt of relevant internal and other approvals. In January 2019, we declared a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on February 6, 2019 were entitled to such cash dividend, and we paid such dividend in full in February 2019. In December 2019, we declared a cash dividend of US$0.25 per ordinary share, or US$0.25 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 24, 2019 were entitled to such cash dividend, and we paid such dividend in full in January 2020. We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors has discretion as to whether to distribute any future dividends, subject to certain requirements of Cayman Islands law. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We may not pay further dividends to our public shareholders in the foreseeable future, so you should rely on price appreciation of our ADSs for return on your investment.”

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

B.Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details

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

Pursuant to Section 6 of the Tax Concessions Law (2018 Revision) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary of the Cayman Islands:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and
(2)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(i)	on or in respect of the shares, debentures or other obligations of our company; or
(ii)	by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Law (2018 Revision).

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

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for 2019 and we do not expect to be a PFIC for 2020 or the foreseeable future, although there can be no assurance in this regard, since the determination of our PFIC status cannot be made until the end of a taxable year and depends significantly on the composition of our assets and income throughout the year.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash which is mostly held in interest bearing bank deposits. As of December 31, 2019, substantially all of our cash and cash equivalents were held in major financial institutions located in China. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to hedge interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Equity Price Risk

We are exposed to equity price risk on our common stock holdings. As of December 31, 2019, we had investments in equity securities (excluding investments in Gingko and New Century) of RMB207.0 million (US$29.7 million), primarily common stock in Chinese companies which are listed in China A-Share market. The common stock holdings are exposed to price fluctuations. Assuming a 1.0% decrease of share prices, the market value of the common stock holdings would have decreased to RMB204.9 million.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of ordinary shares and proceeds from our initial public offering. As of December 31, 2019, the amount of our cash and cash equivalents denominated in U.S. dollars was US$8.6 million and the amount of our cash and cash equivalents denominated in RMB was RMB269.3 million, and all our short-term investments of RMB437.3 million were denominated in RMB.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China, or the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the Renminbi has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. In 2018, the RMB depreciated approximately 5.7% against the U.S. dollar. In 2019, the RMB depreciated approximately 1.3% against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

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

Deutsche Bank Trust Company Americas, as depositary may make payments to us or reimburse us for certain costs and expenses upon such terms and conditions as we and the depositary bank agree from time to time

Payments by Depositary

We received aggregate payments from the depositary amounting to USD$1,463,700 after tax during the year ended December 31, 2018. During the year ended December 31, 2019, we did not receive any payment from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2017, 2018 and 2019.

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

For the period from March 26, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2019, we used approximately US$87.9 million of the net proceeds from our initial public offering for payment of expenses relating to our initial public offering. We still intend to use the remainder of the net proceeds from our initial public offering for general corporate purposes in line with our strategies, including (i) the organic expansion of our hotel chain and the improvement of existing hotel properties, including conversion of existing leased-and-operated hotels to new brands, including Gem, Gya and Vx, (ii) potential acquisitions of domestic and overseas operators that will complement our operations and accelerate our expansion plan, and (iii) working capital and other general corporate purposes, including marketing and upgrading our IT system.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, as of December 31, 2019, our management has concluded that our disclosure controls and procedures were not effective as of December 31, 2019 due to the material weaknesses identified by us and our independent registered public accounting firm, and described below under “Management’s Annual Report on Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2019 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was not effective as of December 31, 2019 due to the material weaknesses identified by us and our independent registered public accounting firm, and described below under “Internal Control over Financial Reporting.”

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Internal Control over Financial Reporting

In connection with the preparation and external audit of our consolidated financial statements as of and for the years ended December 31, 2015, 2016, 2017, 2018 and 2019, we and our auditors, an independent registered public accounting firm, noted

material weaknesses in our internal control over financial reporting. The material weaknesses that were identified relate to insufficient accounting expertise necessary to comply with U.S. GAAP and SEC reporting and compliance requirements and insufficient implementation of internal controls on related party transactions. Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. In light of the material weakness that were identified as a result of the procedures performed, we believe it is possible that, had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies would have been identified.

To address the material weakness we implemented following measures in 2019 to improve our internal control over financial reporting:

•

We hired additional individuals with the appropriate level of accounting and acquisition experience (including one with nine years’ financial management experience in domestic listed company in China and one with ten years’ financial advisory experience related to U.S. GAAP and SEC requirements in a “big four” accounting firm);

•

We increased our in-house expertise and reporting capabilities through training and assignments for our continued and stable accounting personnel, who gained experience through our initial public offering and during our financial reporting process in connection with our annual report on Form 20-F for the fiscal year ended December 31, 2018, some of whom were promoted after supervising seven consecutive quarters of earnings releases for our company;

•

We implemented a stringent policy requiring escalating levels of approval for related party transactions. For related party transactions, a formal approval or disapproval resolution from our board of directors is required, prior to which the merits of each related party transaction are discussed and assessed, especially among the three independent board members who account for a majority of our board;

•	We updated the policy requiring escalating levels of approval with quantitative criteria in terms of each transaction’s amount and the aggregated amount on a yearly basis;
•

We continued to operate an internal audit department, which is advised by external experts, to review our internal control processes, policies and procedures to help ensure compliance with the Sarbanes-Oxley Act; and

•	We engaged external experts to assist in non-recurring and complex transactions.

However, the implementation of the foregoing measures may not fully address the material weakness in our internal control over financial reporting, our management concluded that material weakness still existed as of December 31, 2019. After identifying the material weaknesses, we implemented measures designed to improve our financial control over financial reporting through (i) arranging appropriate U.S. GAAP training for all relevant accounting personnel; (ii) updating a comprehensive set of accounting policies and procedures manual, making such manual readily accessible to guide the day-to-day operations of our accounting and finance personnel to ensure the timely and consistent accounting application; and (iii) implementing a formal review process for the financial statement close process; We will continue to update and implement these measures.

We expect to take additional actions in order to enhance our accounting and internal audit capabilities by the end of 2020, add additional resources to implement internal control for related party transactions to ensure appropriate accounting treatment and disclosures that are in compliance with U.S. GAAP, and will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act.

While we intend to fully address the material weaknesses in our internal control over financial reporting by the end of 2020, our remediation measures may not be sufficient and we may need to implement additional measures and enhance their implementation. We are not able to estimate with reasonable certainty the costs that we will need to incur to implement these and other measures designed to improve our internal control over financial reporting. See “Risk Factors — Risks Related to Our Business — Material weaknesses in our internal control over financial reporting have been identified, and if we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.”

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

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Ernst & Young Hua Ming LLP has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2019, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, for the years indicated.

	For the Years Ended December 31,
	2017	2018	2019
	(In thousands of US dollars)
Audit Fees	488	469	698
Tax Fees	–	–
All Other Fees	–	81	135
Total	488	550	833

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 19.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of GreenTree Hospitality Group Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBIT INDEX

Exhibit Number	Description of Exhibits

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

*2.4	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934
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

*12.1	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Principal Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Zhonglun W&D Law Firm

*101.INS	XBRL Instance Document.

*101.SCH	XBRL Taxonomy Extension Schema Document.

Exhibit Number	Description of Exhibits
*101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

*101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

*101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

*101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GreenTree Hospitality Group Ltd.

By:	/s/ Alex S. Xu
	Name:	Alex S. Xu
	Title:	Chairman and Chief Executive Officer

Date: April 30, 2020

GreenTree Hospitality Group Ltd.

CONSOLIDATED FINANCIAL Statements

For the years ended December 31, 2018 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of GreenTree Hospitality Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GreenTree Hospitality Group Ltd. (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for revenue from contracts with customers, the presentation of the cash flows and its method for accounting for investments in certain equity securities in the year ended December 31, 2019.

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

Shanghai, the People’s Republic of China

April 30, 2020

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2018	2019	2019
		RMB	RMB	USD
ASSETS	Notes
Current assets:
Cash and cash equivalents		1,264,025,785	319,847,701	45,943,248
Short-term investments		685,512,063	437,279,026	62,811,202
Investments in equity securities		307,693,782	207,007,926	29,734,828
Accounts receivable, net of allowance for doubtful accounts of RMB6,433,215 and RMB22,420,168 (USD3,220,456) as of December 31, 2018 and 2019 respectively		64,864,184	99,701,226	14,321,185
Amounts due from related parties	20	228,600	31,739,731	4,559,127
Prepaid rent		4,478,413	18,794,665	2,699,685
Inventories		2,547,729	2,537,717	364,520
Other current assets		53,969,039	66,004,017	9,480,884
Loans receivable, net	5	67,196,568	82,312,201	11,823,407
Total current assets		2,450,516,163	1,265,224,210	181,738,086
Restricted cash		3,300,000	22,312,522	3,204,993
Long-term time deposits		60,000,000	560,000,000	80,438,967
Loans receivable, net	5	39,352,863	121,563,742	17,461,539
Property and equipment, net	6	222,389,573	614,936,505	88,330,102
Intangible assets, net	7	27,213,391	496,280,316	71,286,207
Goodwill	8	5,787,068	100,078,236	14,375,339
Long-term investments	9	112,219,460	398,637,701	57,260,723
Other assets	10	25,701,523	76,957,992	11,054,324
Deferred tax assets	17	133,300,966	160,488,193	23,052,687
TOTAL ASSETS		3,079,781,007	3,816,479,417	548,202,967
LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	11	60,000,000	60,000,000	8,618,461
Accounts payable		9,182,058	15,296,042	2,197,139
Advance from customers	4	36,370,325	40,105,627	5,760,813
Amounts due to related parties	20	285,578	3,518,031	505,334
Salary and welfare payable		42,767,219	42,650,527	6,126,365
Deferred rent		4,421,427	5,179,664	744,012
Deferred revenue	4	210,585,604	231,925,272	33,313,981
Accrued expenses and other current liabilities	12	241,407,979	302,448,361	43,443,989
Income tax payable		104,988,638	93,909,177	13,489,208
Total current liabilities		710,008,828	795,032,701	114,199,302
Deferred rent		20,519,682	17,821,686	2,559,925
Deferred revenue	4	380,173,585	410,807,248	59,008,769
Other long-term liabilities	13	96,573,810	118,112,511	16,965,801
Deferred tax liabilities	17	43,538,624	195,303,547	28,053,599
Unrecognized tax benefits	17	169,619,409	261,641,717	37,582,481
Total liabilities		1,420,433,938	1,798,719,410	258,369,877
Commitments and contingencies	21

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED BALANCE SHEETS — (Continued)

		As of December 31,
		2018	2019	2019
		RMB	RMB	USD
Shareholders’ equity:	Notes
Class A ordinary shares (USD0.50 par value per share; 400,000,000 and 400,000,000 shares authorized as of December 31, 2018 and 2019; 66,789,300 and 67,416,046 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	14	217,421,867	219,526,699	31,533,037
Class B ordinary shares (USD0.50 par value per share; 100,000,000 and 100,000,000 shares authorized as of December 31, 2018 and 2019; 34,762,909 and 34,762,909 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	14	115,534,210	115,534,210	16,595,451
Additional paid-in capital		1,003,026,803	1,152,108,217	165,489,991
Retained earnings		252,617,450	308,698,533	44,341,770
Accumulated other comprehensive income		62,367,692	65,300,854	9,379,881
Total GreenTree Hospitality Group Ltd. shareholders’ equity		1,650,968,022	1,861,168,513	267,340,130
Noncontrolling interests		8,379,047	156,591,494	22,492,960
Total shareholders’ equity		1,659,347,069	2,017,760,007	289,833,090
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,079,781,007	3,816,479,417	548,202,967

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,
		2017	2018	2019	2019
		RMB	RMB	RMB	USD
Revenues:	Notes
Leased-and-operated hotels (including revenue from related parties of nil, nil and RMB385,355 for the years ended December 31, 2017, 2018 and 2019, respectively)	4	193,042,455	212,671,930	253,420,676	36,401,602
Franchised-and-managed hotels (including revenue from related parties of RMB633,405, RMB434,346 and RMB2,358,491 for the years ended December 31, 2017, 2018 and 2019, respectively)	4	550,132,944	692,942,739	838,372,459	120,424,669
Total revenues		743,175,399	905,614,669	1,091,793,135	156,826,271
Operating costs and expenses:
Hotel operating costs (including purchase from related parties of nil, nil and RMB357,539 for the years ended December 31, 2017, 2018 and 2019, respectively)	15	(226,867,029)	(274,419,263)	(338,826,479)	(48,669,378)
Selling and marketing expenses (including service from a related party of nil, nil and RMB24,941 for the years ended December 31, 2017, 2018 and 2019, respectively)		(32,802,901)	(47,397,767)	(84,970,401)	(12,205,234)
General and administrative expenses (including purchase from a related party of RMB4,035,262, nil and RMB3,576,659 for the years ended December 31, 2017, 2018 and 2019, respectively)		(121,657,492)	(95,261,152)	(184,989,324)	(26,572,054)
Other operating expenses		(5,629,448)	(5,946,226)	(3,286,652)	(472,098)
Total operating costs and expenses		(386,956,870)	(423,024,408)	(612,072,856)	(87,918,764)
Other operating income		15,283,828	22,570,806	24,832,269	3,566,932
Income from operations		371,502,357	505,161,067	504,552,548	72,474,439
Interest income and other, net (including interest income from related parties of RMB3,590,818, RMB263,366 and RMB3,100,049 for the years ended December 31, 2017, 2018 and 2019, respectively)		26,238,440	49,659,928	66,088,425	9,493,008
Interest expenses		(1,442,709)	(541,876)	(2,505,904)	(359,951)
Gains (losses) from investments in equity securities		59,165,221	(57,774,952)	55,253,744	7,936,704
Other income, net		1,191,211	35,735,374	2,690,742	386,501
Income before income taxes and share of (losses) gains in equity investees		456,654,520	532,239,541	626,079,555	89,930,701
Income tax expenses	17	(182,568,262)	(152,718,668)	(189,567,817)	(27,229,713)
Income before share of (losses) gains in equity investees		274,086,258	379,520,873	436,511,738	62,700,988
Share of (losses) gains in equity investees, net of tax		(899,584)	(8,300,584)	1,262,431	181,337
Net income		273,186,674	371,220,289	437,774,169	62,882,325
Net loss attributable to noncontrolling interests		348,550	490,930	4,944,094	710,175
Net income attributable to ordinary shareholders		273,535,224	371,711,219	442,718,263	63,592,500
Net earnings per share:
Class A ordinary shares-basic and diluted	22	2.99	3.75	4.34	0.62
Class B ordinary shares-basic and diluted	22	2.99	3.75	4.34	0.62
Weighted average shares outstanding
Class A ordinary shares-basic and diluted	22	48,635,252	62,860,578	67,315,727	67,315,727
Class B ordinary shares-basic and diluted	22	42,716,957	36,288,343	34,762,909	34,762,909
Other comprehensive income, net of tax
-Foreign currency translation adjustments		1,317,020	66,453,841	2,933,162	421,322
Comprehensive income, net of tax		274,503,694	437,674,130	440,707,331	63,303,647
Comprehensive loss attributable to noncontrolling interests		348,550	490,930	4,944,094	710,175
Comprehensive income attributable to ordinary shareholders		274,852,244	438,165,060	445,651,425	64,013,822

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Renminbi, except share data, unless otherwise stated)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total GreenTree Hospitality Group Ltd. Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	Capital	Earnings	(Loss) Income	Equity	interests	Total Equity
Balance at December 31, 2016	48,635,252	160,189,926	42,716,957	140,696,841	174,261,734	556,468,509	(5,403,169)	1,026,213,841	708,670	1,026,922,511
Cumulative effect of the adoption of ASU 2014-09 (Note 2)	–	–	–	–	–	(169,522,782)	–	(169,522,782)	–	(169,522,782)
Distribution to the shareholders (Note 1)	–	–	–	–	–	(618,733,802)	–	(618,733,802)	–	(618,733,802)
Net income (loss)	–	–	–	–	–	273,535,224	–	273,535,224	(348,550)	273,186,674
Foreign currency translation adjustments	–	–	–	–	–	–	1,317,020	1,317,020	–	1,317,020
Share-based compensation (Note 16)	–	–	–	–	38,048,000	–	–	38,048,000	–	38,048,000
Balance at December 31, 2017	48,635,252	160,189,926	42,716,957	140,696,841	212,309,734	41,747,149	(4,086,149)	550,857,501	360,120	551,217,621
Redesignation Class B ordinary shares as Class A ordinary shares (Note 1)	7,954,048	25,162,631	(7,954,048)	(25,162,631)	–	–	–	–	–	–
Distribution to the shareholders (Note 1)	–	–	–	–	–	(160,840,918)	–	(160,840,918)	–	(160,840,918)
Issuance of Class A ordinary shares upon initial public offering, net of issuance cost (Note 1)	10,200,000	32,069,310	–	–	774,608,119	–	–	806,677,429		806,677,429
Acquisitions of subsidiaries and business	–	–	–	–	–	–	–	–	8,509,857	8,509,857
Net income (loss)	–	–	–	–	–	371,711,219	–	371,711,219	(490,930)	371,220,289
Foreign currency translation adjustments	–	–	–	–	–	–	66,453,841	66,453,841	–	66,453,841
Share-based compensation (Note 16)	–	–	–	–	16,108,950	–	–	16,108,950		16,108,950
Balance at December 31, 2018	66,789,300	217,421,867	34,762,909	115,534,210	1,003,026,803	252,617,450	62,367,692	1,650,968,022	8,379,047	1,659,347,069
Acquisitions of subsidiaries and business	626,746	2,104,832	–	–	122,591,019	–	–	124,695,851	138,437,060	263,132,911
Distribution to the shareholders (Note 1)	–	–	–	–	–	(386,637,180)	–	(386,637,180)	–	(386,637,180)
Capital contribution from noncontrolling interest holders	–	–	–	–	–	–	–	–	14,719,481	14,719,481
Net income (loss)	–	–	–	–	–	442,718,263	–	442,718,263	(4,944,094)	437,774,169
Foreign currency translation adjustments	–	–	–	–	–	–	2,933,162	2,933,162	–	2,933,162
Share-based compensation (Note 16)	–	–	–	–	26,490,395	–	–	26,490,395	–	26,490,395
Balance at December 31, 2019	67,416,046	219,526,699	34,762,909	115,534,210	1,152,108,217	308,698,533	65,300,854	1,861,168,513	156,591,494	2,017,760,007
Balance at December 31, 2019 (USD)		31,533,037		16,595,451	165,489,991	44,341,770	9,379,881	267,340,130	22,492,961	289,833,090

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Operating activities:
Net income	273,186,674	371,220,289	437,774,169	62,882,325
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,956,433	25,549,965	40,366,299	5,798,256
Impairment of long-lived assets	-	5,008,677	-	-
Share of losses (gains) in equity investees	899,584	8,300,584	(140,564)	(20,191)
Gain from disposal of a long-term investment	(1,649,041)	(36,723,048)	(1,097,790)	(157,688)
Interest income	(14,698,429)	(20,447,590)	(35,659,822)	(5,122,213)
Interest expenses	1,442,709	-	-	-
Bad debt expense	483,610	1,978,374	38,423,347	5,519,168
(Gain) Loss from investments in equity securities	(59,165,221)	57,774,952	(55,253,744)	(7,936,704)
Loss (Gain) on disposal of property and equipment	3,899,331	(267,849)	860,000	123,531
Foreign exchange loss (gain)	2,784,857	430,430	(1,408,437)	(202,309)
Share-based compensation	38,048,000	16,108,950	26,490,395	3,805,107
Income tax expenses related to dividend distribution	67,675,809	23,345,894	19,845,708	2,850,658
Gains from the acquisition of an equity investee	-	(1,344,212)	-	-
Changes in operating assets and liabilities:
Accounts receivable	(17,931,396)	(12,368,310)	(52,263,625)	(7,507,200)
Prepaid rent	8,548,750	(185,941)	(14,316,252)	(2,056,401)
Inventories	(510,999)	621,293	351,518	50,492
Amounts due from related parties	13,816,640	1,694,216	(3,228,596)	(463,759)
Other current assets	(5,892,325)	(13,933,400)	10,990,176	1,578,641
Other assets	1,728,263	(1,964,823)	(22,637,263)	(3,251,639)
Accounts payable	(407,953)	1,183,032	4,814,800	691,603
Amounts due to related parties	290,093	(187,440)	3,232,453	464,313
Salary and welfare payable	7,507,074	(2,203,639)	(2,047,293)	(294,075)
Deferred revenue	78,565,271	78,439,349	18,973,331	2,725,348
Advance from customers	(2,116,543)	2,707,962	3,735,302	536,543
Accrued expenses and other current liabilities	32,058,446	(7,472,169)	27,198,083	3,906,760
Income tax payable	20,369,900	4,328,055	(12,476,008)	(1,792,066)
Unrecognized tax benefits	9,610,768	56,319,776	92,022,308	13,218,177
Deferred rent	(15,846,523)	(1,025,731)	(1,939,759)	(278,629)
Other long-term liabilities	10,672,479	22,636,533	21,538,701	3,093,841
Deferred taxes	(8,860,341)	(24,574,536)	(30,207,540)	(4,339,042)
Net cash provided by operating activities	469,465,920	554,949,643	513,939,897	73,822,847
Investing activities:
Purchases of property and equipment	(16,552,148)	(138,471,216)	(213,329,308)	(30,642,838)
Purchases of intangible assets	(15,386)	(3,491,958)	(2,240,298)	(321,799)
Proceeds from disposal of property and equipment	2,678,696	126,301	1,800,000	258,554
Acquisitions, net of cash received	-	(13,302,894)	(325,016,059)	(46,685,636)
Advance for acquisitions	-	(18,121,700)	(38,869,400)	(5,583,240)
Purchases of short-term investments	(781,850,000)	(772,540,145)	(823,183,360)	(118,242,891)
Proceeds from short-term investments	-	889,325,672	1,107,076,219	159,021,549
Increase of long-term time deposits	-	(60,000,000)	(500,000,000)	(71,820,506)
Purchases of investments in equity securities	(140,673,872)	(88,258,150)	(328,228,962)	(47,147,141)
Proceeds from disposal of equity securities	64,874,851	30,544,376	222,015,253	31,890,496
Proceeds from disposal of equity method investments	-	89,182,803	1,671,092	240,037
Loan to related parties (including loan to a related party settled with dividend payable in December)	(3,500,000)	(4,300,000)	(634,638,425)	(91,160,105)
Repayment from related parties	136,781,724	-	458,752,530	65,895,678
Loan to third parties	-	(166,819,164)	(10,340,000)	(1,485,249)
Repayment from third parties	-	118,380,000	-	-

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Investing activities (continued):
Loan to franchisees	(6,600,000)	(54,060,267)	(157,411,151)	(22,610,697)
Repayment from franchisees	-	10,050,000	21,985,474	3,158,016
Net cash used in investing activities	(744,856,135)	(181,756,342)	(1,219,956,395)	(175,235,772)
Financing activities:
Distribution to the shareholders (Note 1)	(579,042,699)	(200,532,021)	(226,951,236)	(32,599,505)
Income tax paid related to the above distribution	(64,675,809)	(3,000,000)	-	-
Proceeds from short-term borrowings	60,000,000	60,000,000	-	-
Repayment of short-term borrowings	(61,442,709)	-	-	-
Capital contribution from noncontrolling interest holders	-	-	14,719,481	2,114,321
Proceeds from issuance of Class A ordinary shares (Note 1)	-	837,505,007	-	-
Payment for initial public offering costs	-	(30,827,578)	-	-
Net cash (used in) generated from financing activities	(645,161,217)	663,145,408	(212,231,755)	(30,485,184)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,467,838)	66,023,411	(6,917,309)	(993,609)
Net increase (decrease) in cash and cash equivalents and restricted cash	(922,019,270)	1,102,362,120	(925,165,562)	(132,891,718)
Cash and cash equivalents and restricted cash at the beginning of the year	1,086,982,935	164,963,665	1,267,325,785	182,039,959
Cash and cash equivalents and restricted cash at the end of the year	164,963,665	1,267,325,785	342,160,223	49,148,241
Supplemental disclosure of cash flow information:		-
Interest paid	(1,442,709)	-	(2,133,568)	(306,468)
Income taxes paid	(160,064,218)	(93,299,479)	(120,341,664)	(17,285,998)
Supplemental disclosure of non-cash investing and financing activities:
Dividend payable settled by loan to a related party	-	-	157,461,267	22,617,896
Consideration payable for acquisitions	-	10,000,000	16,776,500	2,409,793
Current assets settled for acquisition of a subsidiary	-	8,225,876	37,255,016	5,351,348
Ordinary shares issued or to be issued for acquisitions	-	-	124,695,851	17,911,438
Contingent consideration included in other current liabilities	-	-	4,027,207	578,472
Returnable consideration included in other assets	-	-	3,333,420	478,816
Acquisition of a subsidiary transferred from long-term investment	-	3,330,000	-	-
Reconciliation of cash, cash and equivalents and restricted cash
Cash and cash equivalents	161,963,665	1,264,025,785	319,847,701	45,943,248
Restricted cash	3,000,000	3,300,000	22,312,522	3,204,993
Total cash, cash and equivalents and restricted cash shown in the statements of cash flow	164,963,665	1,267,325,785	342,160,223	49,148,241

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

GreenTree Hospitality Group Ltd. (the “Company”) was incorporated in the Cayman Islands on October 18, 2017. Alex S. Xu is the founder, Chief Executive Officer (“CEO”) and controlling shareholder of the Company (through his shareholding of Class A ordinary shares and Class B ordinary shares of Green Tree Inns Hotel Management Group. Inc. “GTI”) which account for 74.23% of the voting interest of the Company) (the “Founder”).

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

In January 2019, the Company declared and paid a cash dividend of USD30,559,675 pursuant to a board resolution.

On January 25, 2019 and June 27, 2019, the Company issued an aggregate of 626,746 Class A ordinary shares as a portion of the purchase consideration for the acquisition of 60% equity interest mainly in Argyle Hotel Management (Beijing) Co., Ltd (“Argyle Beijing”).

In December 2019, the Company declared and paid a cash dividend of USD25,544,739 pursuant to a board resolution.

On January 15, 2020, the Company issued 870,908 Class A ordinary shares as a portion of the purchase consideration for the acquisition of 70% equity interest in Shandong Xinghui Urban Hotel Management Group Co., Ltd (“Shandong Xinghui”).

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The Company and its subsidiaries are hereinafter referred to as the Group. The principal business activities of the Group are to develop leased-and-operated and franchised-and-managed economy hotels under the “GreenTree” brand in the PRC. The Group’s major direct and indirect invested subsidiaries consist of the following as of December 31, 2019:

Major subsidiaries	Percentage of Ownership	Date of Incorporation, Merger or Acquisition	Place of Incorporation	Major Operation
GreenTree Inns Hotel (Shanghai) Management, Inc.	100%	November 30, 2004	PRC	Hotel management
GreenTree Inns Hotel (China) Management, Inc.	100%	June 30, 2005	PRC	Hotel management
GreenTree Inns Jiangpu Hotel (Shanghai) Company Limited.	100%	August 9, 2005	PRC	Hotel management
Hexie (Changzhou) Hotel Management Co., Ltd.	100%	September 14, 2006	PRC	Hotel management
GreenTree Inns Hotel (Jiangsu) Management, Inc.	100%	January 30, 2007	PRC	Hotel management
GreenTree Inns Hotel (Changning) Management, Inc.	100%	January 30, 2007	PRC	Hotel management
GreenTree Inns Hotel (Tianjin) Co., Ltd.	100%	August 2, 2007	PRC	Hotel management
GreenTree Inns Hotel (Zhejiang) Management, Inc.	100%	August 13, 2007	PRC	Hotel management
GreenTree Inns Hotel (Sichuan) Management, Inc.	100%	January 8, 2008	PRC	Hotel management
GreenTree Inns Hotel (Beijing) Management, Inc.	100%	March 17, 2008	PRC	Hotel management
Shiruide Hotel Management (Shanghai) Co., Ltd.	100%	February 16, 2009	PRC	Hotel management
Jinan Dongrunbao Inns Management Co., Ltd.	100%	April 22, 2009	PRC	Hotel management
GreenTree Suites Management Corp (“GreenTree Suites”)	100%	June 30, 2009	Cayman Islands	Investment holding
Pacific Hotel Investment, Inc.(“PHI”)	100%	June 30, 2009	Samoa	Investment holding
GreenTree Inns Hotel Management Group, Inc. (“GreenTree Samoa”)	100%	October 28, 2010	Samoa	Investment holding
GreenTree Hotels (Hong Kong), Limited.	100%	February 17, 2011	Hong Kong	Investment holding
Shanghai Evergreen Technology Co., Ltd.	100%	October 20, 2011	PRC	Information
(“Shanghai Evergreen”)				technology services
Shanghai Beifu Industrial Co., Ltd.	100%	February 25, 2014	PRC	Hotel management
Shenzhen Gegao Investment Management Co., Ltd.	100%	May 7, 2015	PRC	Investment holding
Yancheng Ruixin Hotel Management Co., Ltd.	70%	June 5, 2015	PRC	Hotel management
Shanghai Jingjia Hotel Co., Ltd.	100%	February 15, 2017	PRC	Hotel management
Shanghai Wumian Hotel Management Co., Ltd.	66.7%	January 16, 2018	PRC	Hotel management
Yancheng Zexin Hotel Management Co., Ltd.	51%	July 1, 2018	PRC	Hotel management
Foshan Baiqinghui Hotel Management Co., Ltd.	70%	August 31, 2018	PRC	Hotel management
GreenTree Hotel (Xuzhou) Co., Ltd.	100%	February 5, 2018	PRC	Hotel property
Banyan Hotel (Xuzhou) Co., Ltd.	100%	May 3, 2018	PRC	Hotel property
Argyle Beijing	60%	April 1, 2019	PRC	Hotel management
Shandong Xinghui	70%	November 30,2019	PRC	Hotel management

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

Franchised-and-managed hotels

The Group enters into franchise arrangements with property owners or franchisees who lease hotel properties from property owners for which the Group is not responsible for employee recruiting and compensation, except for the general manager of most franchised-and-managed hotels. Under a typical franchise agreement, the franchisee is required to pay an initial franchise fee and recurring franchise management fees equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization and the costs of its operations. The term of the franchise agreement is 5 to 20 years and is renewable only upon a mutual agreement between the Group and the franchisee.

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the consolidated VIEs for which the Company is the ultimate primary beneficiary. All intercompany transactions and balances are eliminated upon consolidation.

The Group evaluates its business activities and arrangements with the entities that operate the franchised-and-managed hotels to identify potential variable interest entities. Generally, these entities qualify for the business scope exception; therefore, consolidation is not appropriate under the variable interest entity consolidation guidance.

Variable Interest Entities

The Group evaluates the need to consolidate certain variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.

The Company is deemed as the primary beneficiary of and consolidates variable interest entities when the Company has the power to direct the activities that most significantly impact the economic success of the entities and effectively assumes the obligation to absorb losses and has the rights to receive benefits that are potentially significant to the entities.

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

The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts receivable, impairment of loans receivable, fair value measurement and impairment of investments, the useful lives and impairment of property and equipment and intangible assets, valuation allowance for deferred tax assets, impairment of goodwill, average life of memberships, estimates involved in the accounting for its membership program, contingent liabilities, purchase price allocation and share-based compensation arrangements (Note 16).

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

Restricted cash

Restricted cash comprise of deposits pledged with banks as security in relation to the guarantee for lease agreement, the guarantees for short-term debt (Note 11) and the guarantees for prepaid cards.

Long-term time deposits

Long-term time deposits comprise of deposits placed with certain bank with a maturity of one to three years. Unrealized gains from long-term time deposit of nil, nil and RMB16,897,702 (USD2,427,203) were recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Investments

Short-term investments

Short-term investments consist of investments in wealth management products, where certain deposits with variable interest rates or where principal amounts are not guaranteed, are placed with certain financial institutions. The Group accounts for short-term investments in debt in accordance with ASC topic 320, Investments—Debt Securities (“ASC 320”). The Group classifies the short-term investments in debt as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The securities that the Group has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale securities. Available-for-sale investments are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in earnings during the period in which the gain or loss is realized. An impairment loss on the available-for-sale securities is recognized in the consolidated statements of income when the decline in value is determined to be other-than-temporary.

The Group accounts for its investments in equity securities in accordance with ASC Subtopic 321 (“ASC 321”), Investments – Equity Securities. These securities are generally held for resale in anticipation of short-term market movements and therefore the Group classifies them as investment in equity securities in current assets which are carried at fair value at each balance sheet date. Gains and losses, both realized and unrealized, are included in gains (losses) from these securities in the consolidated statements of comprehensive income. The realized losses of RMB 22,565,408 was recognized for the year ended December 31, 2017 and the realized gains of RMB 14,381,423 and RMB 70,390,093(USD 10,110,904) were recognized for the years ended December 31, 2018 and 2019, respectively. For the years ended December 31, 2017, 2018 and 2019, there were unrealized losses of RMB 36,599,813, RMB72,156,375 and RMB29,832,919 (USD 4,285,231) respectively.

Long-term investments

The Group’s long-term investments consist of equity-method investments, equity investments with readily determinable fair values and equity investments without readily determinable fair values.

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive income. Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Group assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Long-term investments (continued)

Investments in equity securities that have readily determinable fair values (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value, with unrealized gains and losses from fair value changes recognized in net income in the consolidated statements of comprehensive income. As of December 31, 2018 and 2019, there were unrealized gains of nil and RMB 6,473,358 (USD929,840) respectively.

For investments in equity securities without readily determinable fair values, the Group elected to use the measurement alternative to measure such investments at cost minus impairment adjusted by observable price changes in orderly transactions for the identical or a similar investment of the same issuer. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the amount by which the carrying value exceeds the fair value of the investment. Prior to the adoption of ASU 2016-01 on January 1, 2019, these investments were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. As of December 31, 2019, one of the investments was remeasured based on observable price changes in orderly transactions for an identical or similar investment of the same issuer. Accordingly, the Group recognized unrealized gains of RMB 8,223,212 (USD1,181,190).

No impairment loss was recognized in any of the periods presented.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of property and equipment is provided using the straight-line method over the following expected useful lives:

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

Amortization is computed using the straight-line method over the following estimated useful lives:

Trademark	10 years or indefinite life
Technology	10 years
Network rights	10 years
Purchased software	5 years
Favorable leases	the remaining lease term
Reacquired rights	the remaining franchise term

The trademarks acquired in the acquisition of Argyle Group and Urban Hotel Group (Note 3) can be renewed without substantial obstacles. As a result, the useful life is determined to be indefinite. The Group evaluates the trademark at the end of each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Impairment is tested annually or more frequently if events or changes in circumstances indicate that it might be impaired.

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

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2018 and 2019 was related to its acquisition of subsidiaries and business. The Group follows ASC subtopic 350-20, Intangibles-Goodwill and Other: Goodwill. Goodwill and business acquired in a business combination are not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Goodwill (continued)

In 2017, 2018 and 2019, the Group performed a qualitative assessment for the reporting unit. Based on the requirements of ASC350-20, the Group evaluated all relevant factors, weighed all factors in their entirety and concluded that it was not more-likely-than-not the fair value was less than the carrying amount of the reporting unit, and further impairment testing on goodwill was not necessary.

Impairment of long-lived assets

The Group evaluates impairment of its long-lived assets to be held and used, including property and equipment, definite-lived intangible assets and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment-Overall. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. The Group recognized an impairment loss of nil, RMB5,008,677 and nil in “other operating expense” during the years ended December 31, 2017, 2018 and 2019, respectively.

Revenue recognition

Leased and owned hotel revenues

Revenues from leased-and-operated hotels are primarily derived from hotel operations, including the rental of rooms and food and beverage sales. Each of these products and services represents an individual performance obligation and, in exchange for these services, the Group receives fixed amounts based on fixed rates or fixed standalone selling price. Revenue is recognized when rooms are occupied, and food and beverages are sold as the respective performance obligations are satisfied.

Sublease rental revenues are derived from subleasing partial space of the leased-and-operated hotels to third-parties, which are recognized on a straight-line basis over the contractual lease term. The sublease rental revenue is recorded in leased-and-operated hotels revenue in the consolidated statements of comprehensive income amounted to RMB42,218,264, RMB53,852,195 and RMB74,893,930 (USD 10,757,840) for years ended December 31, 2017, 2018 and 2019, respectively.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Franchise and managed hotel revenues

The franchise and managed agreement contains the following promised services:

•	Intellectual Property (“IP”) license grant the right to access the Group’s hotel system IP, including brand names.
•

Pre-opening services include providing services (e.g., property design, leasehold improvement, construction project management, systems installation, personnel recruiting and training, etc.) to the franchisees to assist in preparing for the hotel opening.

•	System maintenance services include providing standardization hotel property management system (PMS), central reservation system (CRS) and other internet related services.
•	Hotel management services include providing day-to-day management services of the hotels for the franchisees.

The promises to provide pre-opening services and system maintenance services are not distinct performance obligation because they are attendant to the license of IP. Therefore, the promises to provide pre-opening services and system maintenance services are combined with the license of IP to form a single performance obligation. Hotel management services forms a single distinct performance obligation.

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time non-refundable franchise fee, and (ii) continuing franchise fees, which mainly consist of on-going management and service fees based on a certain percentage of the room revenues of the franchised-and-managed hotels and central reservation system (“CRS”) usage fee based on a fixed rate per transaction. For franchised-and-managed hotels, we have a performance obligation to provide franchisees a license to our hotel system intellectual property for use of certain of our brand names. The one-time franchise fees are fixed consideration payable upon submission of a franchise application or renewal and are recognized on a straight-line basis over the initial or renewal term of the franchise agreements. The Group does not consider this advance consideration to include a significant financing component, since it is used to protect the Group from the franchisees failing to adequately complete some or all of its obligations under the contract. The continuing fees represent variable consideration, as the transaction price is based on a percentage of underlying service revenue is recognized by the franchisees’ operations. The Group recognizes continuing franchise fees on a monthly basis over the term of the agreement as those amounts become payable.

In addition, the Group designates hotel managers to certain hotels and accounts for hotel manager fees related to the hotels under the franchise program as revenues. Pursuant to the franchise-and-management agreements, the Group charges the franchisees fixed hotel manager fees to compensate the Group for the franchised-and-managed hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses as incurred. The hotel manager fee is recognized as revenue on a monthly basis. During the years ended 2017, 2018 and 2019, the hotel manager fees that were recognized as part of franchised-and-managed hotels revenue were RMB83,482,652, RMB99,185,965 and RMB115,638,242 (USD 16,610,394), respectively.

Membership Program

The Group invites its customers to participate in a membership program with four tiers of membership – E-membership, R-membership, gold membership and platinum membership. A one-time membership fee is charged for new members except for the E-membership. The membership automatically expires after two years in the event of non-usage and is automatically renewed if used at least once within a two-year period. Members enjoy discounts on room rates, priority in hotel reservation, and accumulate membership points for their paid stays, which can be redeemed for membership upgrades, room night awards and other gifts within two years after the points are earned.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Membership Program (continued)

Membership fees from the Group’s membership program are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels. Such duration is estimated based on the Group’s and management’s experience and is adjusted on a periodic basis to reflect changes in membership retention. The membership duration is estimated to be three to five years depending on membership level.

Membership points earned by members represent a material right to free or discounted goods or services in the future. The membership program has one performance obligation that consists of marketing and managing the program and arranging for award redemptions by members. .The amount of revenue the Group recognize upon point redemption is impacted by the estimate of the “breakage” for points that members will never redeem. The Group estimates breakage based on the Group’s historical experience and expectations of future member behavior and will true up the estimated breakage at end of each period. The Group recognized revenue net of reimbursement paid to franchisees as our performance obligation is to facilitate the transaction between the member and the franchised and managed hotels.

PRC Value-Added Taxes and related tax surcharges

Starting from May 2016, the accommodation services of the Group are subject to 6% of Value-Added Taxes. The Group is subject to education surtax and urban maintenance and construction tax, on the services provided in the PRC.

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB11,369,822, RMB15,654,573 and RMB 23,934,351 (USD3,437,954) for the years ended December 31, 2017, 2018 and 2019, respectively.

Government subsidies

Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. During the years ended December 31, 2017, 2018 and 2019, the Group received financial subsidies of RMB10,220,995, RMB15,150,107 and RMB9,880,735(USD1,419,279), respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other operating income when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive any or similar subsidies in the future.

Interest income and other, net

Interest income and other, net consists primarily of interest income, and to a much lesser extent foreign exchange gains or losses. Interest income is mainly generated from bank deposits and other interest earning financial assets and is recognized on an accrual basis using the effective interest method.

Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. The Group did not have any leases that qualified as capital leases for the years ended December 31, 2018 and 2019. The Group leases hotel space under certain operating lease agreements. Certain of the lease agreements contain rent holidays and rent escalation provisions. Rent holidays and rent escalation provisions are considered in determining straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. The excess of rent expense and rent paid, as the case may be for respective leases, is recorded as deferred rent. Rental expenses amounted to RMB60,839,102, RMB78,272,335 and RMB81,379,034 (USD11,689,367) for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Foreign currency translation and transactions

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Company, GreenTree Samoa, GreenTree Suites, PHI and the entities incorporated in Hong Kong is the United States dollar (“USD”). The financial records of PRC subsidiaries of the Company are maintained in the local currency, the Renminbi (“RMB”), which is their functional currency.

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

Convenience translation

Translations of amounts from RMB into U.S. dollars and HKD into U.S. dollars are solely for the convenience of the reader and were calculated at the noon buying rate of USD1 to RMB6.9618 and USD1 to HKD7.7894 on December 31, 2019, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2019, or at any other rate.

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

Investments in equity securities with readily determinable fair values are measured using quoted market prices, and are recorded at fair values at each balance sheet date. The Group measures equity investments without readily determinable fair value and elected to use the measurement alternative at fair value on a nonrecurring basis, in the cases of an impairment charge is recognized, fair value of an investment is remeasured in an acquisition/a disposal, and an orderly transaction for identical or similar investments of the same issuer was identified. The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Company. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3) such as volatility of comparable companies and probability of exit events as it relates to liquidation and redemption preferences.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Fair value (continued)

The payable for contingent consideration and the returnable consideration from Urban Hotel Group are classified within Level 3, which are based on the achievement of certain financial targets in accordance with the acquisition agreements for the various periods.

The carrying values of other financial instruments, which consist of cash and cash equivalents, accounts receivable, loans receivable, amounts due from related parties, accounts payable and amounts due to related parties are recorded at cost which approximates their fair value due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value as of December 31, 2018 and 2019:

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments in equity securities with readily determinable fair value	307,693,782	307,693,782
Short-term investments	685,512,063		685,512,063
	993,205,845	307,693,782	685,512,063

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Returnable consideration from Urban Hotel Group (Note 3)	3,333,421			3,333,421
Investments in equity securities with readily determinable fair value	207,007,926	207,007,926
Short-term investments	437,279,026		437,279,026
Long-term investments – equity securities with readily determinable fair values	262,833,287	262,833,287
Payables for contingent consideration from Urban Hotel Group (Note 3)	4,027,207			4,027,207
	914,480,867	469,841,213	437,279,026	7,360,628

Comprehensive income

Comprehensive income is defined as the increase in equity of the Group during a year from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive gain of the Group includes the foreign currency translation adjustments.

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

Employee benefits

The full-time employees of the Group’s PRC subsidiaries participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary of the Group to make contributions to the government for these benefits beyond the contribution made. The total amounts for such employee benefits, which were expensed as incurred, RMB22,859,925, RMB22,289,686 and RMB28,700,397 (USD4,122,554) for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Earnings per share

Class A and Class B ordinary shares have the same rights with regard to dividends and distributions upon liquidation of the Group. Net income is allocated on a pro rata basis to the Class A and Class B ordinary shares to the extent that each class shares in income for the period. Basic EPS for each class of ordinary shares is computed by dividing net income attributable to that class by the weighted average number of ordinary shares outstanding of that class for the period. Diluted earnings per share is calculated by dividing net income attributable to the Class A and Class B ordinary shares as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive. Contingently issuable shares relating to shares to be issued as a part of purchase consideration associated with business combinations, are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted EPS calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related and loans receivable. As of December 31, 2018, the Group had RMB538,780,644, RMB 721,573,480 and RMB5,621,368 held in cash and bank deposits by entity located in the PRC, Cayman Island and Hong Kong, respectively. As of December 31, 2019, the Group had RMB 267,063,036 (USD38,361,205), RMB72,645,289 (USD10,434,843), RMB410,523 (USD58,968) and RMB 165,850 (USD23,823) held in cash and bank deposits by entity located in the PRC, Cayman Island and Hong Kong, respectively.  Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Concentration of credit risk (continued)

The Group made loans to existing franchisees, third-party individuals and corporates under loan agreements and is exposed to credit risk in case of defaults by the debtors. The maximum amount of loss due to credit risk is limited to the total outstanding principal plus accrued interest on the balance sheet date. As of December 31, 2018 and 2019, there were RMB106,549,431 and RMB218,875,943 (USD31,439,562) of loans receivable outstanding. The Group evaluates and monitors the credit worthiness of the debtors and records an allowance for uncollectible accounts based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtor. During the years ended December 31, 2017, 2018 and 2019, the Group recognized an allowance of doubtful debts of nil, nil and RMB15,000,000 (USD2,154,615), respectively.

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

Foreign Currency Exchange Rate Risk

The functional currency of the Company is USD, and the reporting currency is RMB. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The appreciation of the USD against RMB in 2018 was approximately 5.7% and the appreciation is 1.3% in 2019, respectively. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against USD would result in foreign currency translation loss when translating the net assets of the Group from USD into RMB.

For the years ended December 31, 2017, 2018 and 2019, the net foreign currency translation gain resulting from the translation from USD to RMB reporting currency recorded in other comprehensive income was RMB1,317,020, RMB66,453,841 and RMB2,933,162 (USD421,322), respectively.

Adopted Accounting Standards

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Adopted Accounting Standards (continued)

The Group adopted the ASU 2014-09 and all related ASUs (collectively, the “new revenue standards”) on January 1, 2019 utilizing the full retrospective basis in the consolidated financial statements, which required the Group to adjust each prior reporting period presented. The adoption of new revenue standards impacted the timing of revenue recognition related to initial franchise fee from upon the opening of hotels to over the term of the franchise contract. In addition, the adoption of new revenue standards also impacted the accounting of the membership program. Under previous guidance, the Group adopted the incremental cost model to account for membership program. The estimated incremental costs are accrued and recorded as accruals for membership program as members accumulate points and are recognized as selling and marketing expense in the accompanying consolidated statements of comprehensive income. Upon adoption of new revenue standards, membership program is considered a separate performance obligation and the consideration allocated to the membership program will be recognized as revenue upon point redemption, net of any cost paid to the franchisees and other third parties. The impact of the changes made to the Group’s consolidated financial statements as a result of the adoption of new revenue standards was as follows:

	For the Year ended December 31, 2017			For the Year ended December 31, 2018
	As Reported	Effect of the Adoption of New Revenue Standards	As Adjusted	As Reported	Effect of the Adoption of New Revenue Standards	As Adjusted
Revenues:
Leased-and-operated hotels	193,542,455	(500,000)	193,042,455	213,172,025	(500,095)	212,671,930
Franchised-and-managed hotels	584,589,358	(34,456,414)	550,132,944	731,833,909	(38,891,170)	692,942,739
Total revenues	778,131,813	(34,956,414)	743,175,399	945,005,934	(39,391,265)	905,614,669
Operating costs and expenses:
Hotel operating costs	(233,646,052)	6,779,023	(226,867,029)	(280,954,345)	6,535,082	(274,419,263)
Selling and marketing expenses	(45,032,441)	12,229,540	(32,802,901)	(50,393,151)	2,995,384	(47,397,767)
Total operating costs and expenses	(405,965,433)	19,008,563	(386,956,870)	(432,554,874)	9,530,466	(423,024,408)
Income from operations	387,450,208	(15,947,851)	371,502,357	535,021,866	(29,860,799)	505,161,067
Income before income taxes	472,602,371	(15,947,851)	456,654,520	562,100,340	(29,860,799)	532,239,541
Income tax expense	(186,651,155)	4,082,893	(182,568,262)	(160,185,845)	7,467,177	(152,718,668)
Net income	285,051,632	(11,864,958)	273,186,674	393,613,911	(22,393,622)	371,220,289
Net income attributable to ordinary shareholders	285,400,182	(11,864,958)	273,535,224	394,104,841	(22,393,622)	371,711,219
Earnings per share:
Basic	3.12	(0.13)	2.99	3.97	(0.22)	3.75
Diluted	3.12	(0.13)	2.99	3.97	(0.22)	3.75

	As of December 31, 2018
	As Reported	Effect of the Adoption of New Revenue Standards	As Adjusted
Deferred tax assets	67,909,969	65,390,997	133,300,966
Total assets	3,014,390,010	65,390,997	3,079,781,007
Deferred revenue – current	153,389,895	57,195,709	210,585,604
Accrued expenses and other current liabilities	264,058,985	(22,651,006)	241,407,979
Deferred revenue – noncurrent	145,545,929	234,627,656	380,173,585
Total liabilities	1,151,261,579	269,172,359	1,420,433,938
Retained earnings	456,398,812	(203,781,362)	252,617,450
Total equity	1,863,128,431	(203,781,362)	1,659,347,069
Total liabilities and equity	3,014,390,010	65,390,997	3,079,781,007

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Recently issued accounting pronouncements (continued)

In January 2016, the FASB issued ASU No. 2016-01, which improves the recognition and measurement of financial instruments. The new guidance requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income and separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2018, including interim periods beginning after December 15, 2019. The Group adopted the ASU effective January 1, 2019. No cumulative impact was recognized as of January 1, 2019.

In November 2016, the FASB issued ASU 2016-18, which amends ASC 230 to add or clarify guidance on the classification and presentation of restricted cash in the statement of cash flows. Under ASU 2016-18, restricted cash and restricted cash equivalents are included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. As a result of this update, restricted cash are included within cash and cash equivalents on the statements of consolidated cash flows. The Group adopted the ASU 2016-18 effective January 1, 2019 retrospectively and presented restricted cash within the ending cash, cash equivalents, and restricted cash balance on the Group’s consolidated statements of cash flows for all of the years presented. The balance of restricted cash of RMB3,000,000, RMB3,300,000 and RMB22,312,522 are included within the beginning balance of cash, cash equivalents, and restricted cash on the statements of consolidated cash flows for the years ended December 31, 2017, 2018 and 2019, respectively.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this update clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. The guidance introduces a screen for determining when assets acquired are not a business and clarifies that a business must include, at a minimum, an input and a substantive process that contribute to an output to be considered a business. For the Group, the guidance is effective for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019 with early adoption permitted. The Group adopted this guidance in evaluating a current period transaction, discussed further in Note 6, Property and Equipment.

Accounting Standards Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases, or ASU 2016-02, which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, or ASU 2018-10, to supersede ASU 2016-02. In addition, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, that provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic 840, Leases). The updated guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous U.S. GAAP. The Group currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Group’s balance sheet for certain in-scope operating leases. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of our portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, and interim periods within fiscal years beginning after December 15, 2022. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Accounting Standards Not Yet Adopted (continued)

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

Accounting Standards Not Yet Adopted (continued)

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820) – Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement. Under the new guidance, disclosure requirements on the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels and the valuation processes for Level 3 fair value measurements are being removed; and for investments in certain entities that calculate net asset value, an entity is required to disclose the timing of liquidation of an investee’s assets and the date when restrictions from redemption might lapse only if the investee has communicated the timing to the entity or announced the timing publicly. In addition, new disclosure requirements are added on the changes in unrealized gains and losses for the period included in other comprehensive loss for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements, for certain unobservable inputs. An entity may disclose other quantitative information (such as the median or arithmetic average) in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. The guidance is effective for annual reporting periods and interim periods within annual periods beginning after December 15, 2019. The Group does not expect any material impact on the Group’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. This standard is effective for the Group for the annual reporting periods beginning January 1, 2022 and interim periods beginning January 1, 2023. Early adoption is permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. This standard is effective for the Group beginning January 1, 2022 including interim periods within the fiscal year. Early adoption is permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.   BUSINESS COMBINATIONS

Business combination in 2018:

During the year ended 2018, the Group completed four acquisitions. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition. The Group completed the valuation necessary to assess the fair value of the acquired assets and liabilities and the non-controlling interests with the assistance from an independent valuation firm, resulting from which the amounts of goodwill were determined and recognized as of the respective acquisition dates.

In January 2015, the Group acquired 50% of the equity interest in Yancheng Zexin Hotel Management Co., Ltd. (the “Zexin”) and the investment was accounted for under equity method given the Group had the ability to exercise significant influence over Zexin. In July 2018, the Group acquired additional 1% of the equity interest in Zexin for a cash consideration of RMB80,000. The acquisition closed on July 1, 2018 when the Group obtained control of Zexin’s operations holding in aggregate 51% of its equity interest. The fair value of previously held equity interest is RMB3,333,000 at the acquisition date. A gain of RMB1,344,212 in relation to the revaluation of the previously held equity interest was recorded in other income, net in the consolidated statement of comprehensive income for the year ended December 31, 2018.

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

The net revenue and net loss of the acquiree included in the consolidated statements of operations for the year ended December 31, 2018 were RMB14,148,551 and RMB 332,960, respectively. Pro forma financial information of the acquires are not presented as the effects of the acquisitions on the Group’s consolidated financial statements were immaterial.

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

As the acquires are unlisted companies, the fair value measurements for the non-controlling interest and previously held equity interest are estimated with reference to the purchase price per share as of the acquisition date and adjustment for the lack of control and marketability.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.   BUSINESS COMBINATIONS (CONTINUED)

Business combinations in 2019:

During the years ended 2019, the Group completed four business combinations, including Argyle Group, Urban Hotel Group and other two companies. The results of the acquired entities’ operations have been included in the Company’s consolidated financial statements since their respective dates of acquisition. The Group completed the valuations necessary to assess the fair value of the acquired assets and liabilities and the non-controlling interests (if applicable) with the assistance from an independent valuation firm, resulting from which the amounts of goodwill were determined and recognized as of the respective acquisition dates.

Argyle Group

On April 4, 2019, the Group completed the acquisition of Argyle Group through acquiring 60% equity interest in Argyle Beijing. Argyle Group is an owner and operator of hotels, with a network of mid-scale and up-scale brands in China and Southeast Asia. The total consideration amounted to RMB126,819,172 (USD18,216,434), which was measured at the fair value of the 626,746 ordinary shares on the acquisition date and cash consideration of  RMB65,779,032 (USD9,448,567). As of December 31, 2019, the last payment of RMB6,000,000 (USD861,846) has not been paid. The business acquisition was accounted for under purchase accounting.

The net revenue and net loss of the acquire included in the consolidated statements of operations for the year ended December 31, 2019 were RMB11,882,976 (USD1,706,883) and RMB7,694,834 (USD1,105,294), respectively.

Pro forma financial information of the acquire is not presented as the effects of the acquisitions on the Group’s consolidated financial statements were immaterial.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2019	Amortization Period
Current assets	3,777,860
Property and equipment	1,013,378	3 - 17 years
Intangible assets
Purchased software	669,206	4 – 7 years
Trademark	230,500,000	Indefinite life
Goodwill	42,198,903
Current liabilities	(7,618,079)
Deferred tax liabilities	(57,625,000)
Non current liabilities	(15,642,000)
Noncontrolling interest	(70,455,096)
Total	126,819,172

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.   BUSINESS COMBINATIONS (CONTINUED)

Business combinations in 2019 (continued):

Urban Hotel Group

On November 30, 2019, the Group completed the acquisition of Urban Hotel Group through acquiring 70% equity interest in Shandong Xinghui. Urban Hotel Group is a leading franchised hotel operator in China. The total consideration amounted to RMB 190,349,496 (USD27,341,994), which was measured at the fair value of the 870,908 ordinary shares on the acquisition date, RMB126,000,000 (USD18,098,768) of cash consideration and the fair value of the contingent consideration and the returnable consideration depending on the achievement or failing of certain financial targets on annual basis (“Contingent Consideration Arrangement”) on the acquisition date. Pursuant to the clause of the agreement, the estimated contingent consideration will not exceed RMB105million (USD15million) and the estimated returnable consideration will not exceed RMB69million (USD10million). The Group has assessed such Contingent Consideration Arrangement to be classified as a financial liability and remeasured at the end of each reporting period with any changes in its fair value to be recognized in its consolidated profit and loss statements. With the assistance of an independent third-party valuation firm based on the Company’s assessment of whether certain financial targets could be achieved or not, the fair value of the returnable consideration and contingent consideration recognized as of the acquisition date is RMB3,333,421(USD478,816) and RMB4,027,207(USD578,472), respectively. As of December 31, 2019, the last payment of the cash consideration of RMB10,500,000 (USD1,508,231) has not been paid and the 870,908 ordinary shares were not issued until January 15, 2020. The business acquisition was accounted for under purchase accounting.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2019	Amortization Period
Current assets (i)	50,482,296
Property and equipment	6,913,189	3 - 10 years
Intangible assets
Favorable leases	20,100,000	Remaining lease terms
Trademark	212,800,000	Indefinite life
Purchased software	34,739	2 years
Deferred tax assets	4,000,000
Other assets	4,537,000
Goodwill	49,037,577
Current liabilities	(19,831,341)
Non current liabilities	(11,517,000)
Deferred tax liabilities	(58,225,000)
Noncontrolling interest	(67,981,964)
Total	190,349,496

(i)	Current assets acquired primarily included cash and cash equivalent of RMB28,162,864, other receivables of RMB16,928,966 and accounts receivable of RMB5,116,320.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.   BUSINESS COMBINATIONS (CONTINUED)

Business combinations in 2019 (continued):

Urban Hotel Group (continued)

The net revenue and net loss of the acquires included in the consolidated statements of operations for the year ended December 31, 2019 were RMB6,832,148 (USD981,377) and RMB362,260 (USD52,035), respectively.

The following table summarizes unaudited pro forma results of operation for the years ended December 31, 2018 and 2019 assuming that the acquisition occurred as of January 1, 2018. The pro forma results have been prepared for comparative purpose only based on management’s best estimate and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred as of January 1, 2018.

	2018	2019
Proforma net revenue	991,089,437	1,189,828,873
Proforma net income	395,817,977	468,408,130

Others

On July 1, 2019, the Group completed the acquisition of a company at consideration of RMB37,255,016 (USD5,351,348) of current assets which were effectively settled upon the acquisition.

On August 31, 2019, the Group completed the acquisition of one hotel at a cash consideration of RMB5,530,000 (USD794,335). As of December 31, 2019, the last payment of RMB276,500 (USD39,717) has not been paid.

The business acquisitions were accounted for under purchase accounting. The assets and liabilities of these two acquirees were immaterial to the consolidated financial statements.

The Group incurred transaction cost of RMB2,589,034  (USD371,892) for the abovementioned four acquisitions, which was expensed and recorded in general and administrative expenses in the year ended December 31, 2019.

The valuations used in the purchase price allocation described above were determined by the Company with the assistance of independent third-party valuation firms. The valuation reports considered generally accepted valuation methodologies such as the income, market and cost approaches. As the acquirees are all private companies, the fair value estimates of noncontrolling interests are based on significant inputs considered by market participants which mainly include (a) discount rate, (b) projected terminal value based on future cash flow (c) financial multiple of companies in the same industry and (d) adjustment for lack of control and marketability.

Goodwill was recognized as a result of expected synergies from combining operations of the Group and acquired business and other intangible assets that do not qualify for separate recognition. Goodwill is not amortized and is not deductible for tax purposes. In accordance with ASC 350, the Group assigned and assessed goodwill for impairment at the reporting unit level. All the acquired business has been integrated with the Group’s business. The Group concluded that it has only one reporting unit. Accordingly, goodwill is allocated to one single reporting unit.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.    REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenues

The following tables present our revenues disaggregated by the type of the services:

	Years Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Leased and owned hotels revenue	193,042,455	212,671,930	253,420,676	36,401,602
Franchise and managed hotel revenues	550,132,944	692,942,739	838,372,459	120,424,669
Initial franchise fee	35,140,250	42,806,330	54,930,266	7,890,239
Continuing franchise fees	514,992,694	650,136,409	783,442,193	112,534,430
Total	743,175,399	905,614,669	1,091,793,135	156,826,271

Substantially all revenues are generated in the PRC.

Contract Balances

The Group’s payments from customers are based on the billing terms established in contracts. Customer billings are classified as accounts receivable when the Group’s right to consideration is unconditional. If the right to consideration is conditional on future performance under the contract, the balance is classified as a contract asset. Our contract assets are insignificant at December 31, 2018 and December 31, 2019.

Payments received in advance of performance under the contract are classified as current or non-current contract liabilities on the Group’s consolidated balance sheets and are recognized as revenue as the Group performs under the contract.

	Years Ended December 31,
	2018	2019	2019
	RMB	RMB	USD
Advance from customers	36,370,325	40,105,627	5,760,813
Deferred revenue-current	210,585,604	231,925,272	33,313,981
Deferred revenue-non current	380,173,585	410,807,248	59,008,769
Total contract liabilities	627,129,514	682,838,147	98,083,563

The deferred revenue balances above, as of December 31, 2018 and 2019 were comprised of the following:

	Years Ended December 31,
	2018	2019	2019
	RMB	RMB	USD
Initial fees received from franchisees owners	274,637,959	295,443,732	42,437,837
Cash received for membership fees and not recognized as revenue	238,496,707	257,351,279	36,966,198
Cash received for prepaid card and sublease	53,356,062	58,075,704	8,342,053
Deferred revenue related to the membership program	24,268,461	31,861,805	4,576,662
Total contract liabilities	590,759,189	642,732,520	92,322,750

The Group recognized revenues that were previously deferred as contract liabilities of RMB139,641,810 and RMB212,226,297 (USD30,484,400) during the years ended December 31, 2018 and 2019, respectively.

Revenue Allocated to Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.    REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Revenue Allocated to Remaining Performance Obligations (continued)

As of December 31,2019, the Group had RMB295,443,732 (USD42,437,837) of deferred revenues related to initial fees received from franchisees owners are expected to be recognized as revenues over the remaining contract periods over one to 27 years. The Group had RMB257,351,279 (USD36,966,198) of deferred revenues related to membership fees that are expected to be recognized as revenues over the remaining membership life, which is estimated to be one to five years. The Group had RMB31,861,805 (USD4,576,662) of deferred revenues related to unsatisfied performance obligations under Greentree Reward membership program that will be recognized as revenues when the points are redeemed, which we estimate will occur over the next two years. The Group also had RMB58,075,704 (USD8,342,053) related to cash received for prepaid card and sublease, which are expected to be recognized as revenues in future periods over the terms of the related contracts.

5.    LOANS RECEIVABLE, NET

Loans receivable, net is comprised of the following:

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Loans receivable, current portion
Franchisees	18,757,404	79,572,201	11,429,831
Third parties	48,439,164	17,740,000	2,548,192
Less: bad debt provision	-	(15,000,000)	(2,154,616)
Total	67,196,568	82,312,201	11,823,407

Loans receivable, non-current portion
Franchisees	39,352,863	113,963,742	16,369,867
Third parties	-	7,600,000	1,091,672
	39,352,863	121,563,742	17,461,539

In 2019, the Group entered into loan agreements with certain franchisees with an amount of RMB157,411,151 (USD22,610,697) to finance the construction and renovation of certain franchised-and-managed hotels with maturity from one year to three years and an interest rate of 7.7%-9.9% per annum.

In 2019, the Group entered into loan agreements with third parties with an amount of RMB10,340,000 (USD1,485,249) to support their daily operation or other purpose and annual interest rate is 6.5%-10.0%.

As of December 31, 2018 and 2019, the Group recognized an allowance of nil and RMB15,000,000(USD2,154,616) in relation to a loan to a third party.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.    PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Buildings	191,222,937	543,500,662	78,068,985
Leasehold improvements	254,720,926	289,710,814	41,614,355
Furniture, fixtures and equipment	40,771,896	57,302,434	8,230,980
Motor vehicles	2,486,375	2,912,805	418,398
Total	489,202,134	893,426,715	128,332,718
Less: Accumulated depreciation	(265,449,689)	(295,096,805)	(42,388,004)
Impairment	(5,008,677)	–	–
	218,743,768	598,329,910	85,944,714
Construction in progress	3,645,805	16,606,595	2,385,388
Property and equipment, net	222,389,573	614,936,505	88,330,102

On June 3, 2019, the Group acquired 100% equity interests in a company from third party for a total cash consideration of RMB183,555,000 (USD26,366,026). The said company had no operations and was not qualified as a business as it had no input or process to create output. The Group adopted ASU No.2017-01, Business Combinations (Topic 802): Clarifying the Definition of a Business, in determining whether it had acquired a business and accounted for this transaction as asset acquisition. The purpose of this transaction for the property.

Depreciation expense was RMB24,076,465, RMB23,919,015 and RMB37,340,304 (USD5,363,599) for the years ended December 31, 2017, 2018 and 2019, respectively, and were included in the following captions:

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Hotel operating costs	22,978,585	21,313,405	31,671,274	4,549,294
General and administrative costs	1,097,880	2,605,610	5,669,030	814,305
Total	24,076,465	23,919,015	37,340,304	5,363,599

Impairment of nil, RMB5,008,677 and nil was recognized on the property and equipment for the year ended December 31, 2017, 2018 and 2019, respectively.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.    INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Intangible assets with indefinite life:
Trademark	–	443,300,000	63,676,061
Intangible assets with definite life:
Trademark	4,724,493	4,724,493	678,631
Technology	–	4,200,000	603,292
Network rights	259,048	390,317	56,066
Purchased software	10,980,093	14,339,844	2,059,790
Reacquired rights	2,531,418	2,531,418	363,615
Favorable leases	20,498,648	41,600,548	5,975,545
Others	435,185	435,185	62,510
Total	39,428,885	511,521,805	73,475,510
Less: Accumulated amortization	(12,215,494)	(15,241,489)	(2,189,303)
Total.	27,213,391	496,280,316	71,286,207

Amortization expense of intangible assets for the years ended December 31, 2017, 2018 and 2019 amounted to RMB879,968, RMB1,630,950 and RMB3,025,995 (USD434,657), respectively.

No impairment charges were recognized for the years ended December 31, 2017, 2018 and 2019.

The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Year ending December 31,	RMB	USD
2020	6,655,671	956,027
2021	6,621,247	951,083
2022	6,548,904	940,691
2023	6,162,554	885,196
2024	6,067,685	871,568
Thereafter	20,924,255	3,005,581

8.    GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2017, 2018 and 2019 were as follows:

	For the years ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Balance as of January 1	2,959,183	2,959,183	5,787,068	831,260
Acquisitions (note 3)	-	2,827,885	94,291,168	13,544,079
Balance as of December 31	2,959,183	5,787,068	100,078,236	14,375,339

No impairment loss was recognized in any of the periods presented.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.    LONG-TERM INVESTMENTS

As at December 31, 2017, 2018 and 2019, long-term investments consisted of the following:

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Equity method investments
Shanghai Wiselong Enterprise Management Co., Ltd.	-	23,579,728	3,387,016
Others	8,217,986	-	-
Equity securities with readily determinable fair values
China Gingko Education Group Company Limited	-	70,193,934	10,082,728
Zhejiang New Century Hotel Management Co., Ltd.	-	192,639,353	27,670,912
Equity securities without readily determinable fair values
Yibon Hotel Group Co., Ltd ("Yibon")	103,701,474	103,701,474	14,895,785
Others	300,000	8,523,212	1,224,282
Total	112,219,460	398,637,701	57,260,723

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.    LONG-TERM INVESTMENTS (CONTINUED)

Equity method investments

None of the Group’s equity method investments was considered individually or in aggregate significant for the years ended December 31, 2018 and 2019.

Equity securities with readily determinable fair values:

In January 2019, the Group acquired 5.56% equity interest, 27,776,000 ordinary shares, in China Gingko Education Group Company Limited with HK$40.40million (USD5.19million) during its initial public offering in the Hong Kong Stock Exchange and further acquired 2.71% equity interest, 13,560,000 ordinary shares with HK$19.53million (USD2.51million) through secondary market.

On March 11, 2019, the Group acquired 4.95% of shares in Zhejiang New Century Hotel Management Co., Ltd. in its global offering in the Hong Kong Stock Exchange, for a total amount of USD29.2 million.

Equity securities without readily determinable fair values:

Investment in Yibon

In April 2017, the Group acquired a 30% interest in Yibon for cash consideration of RMB103,701,474 in form of capital injection into the target company. The terms of investment in 30% equity interest in the ordinary shares of Yibon includes a contingent redemption clause if certain specified criteria is not met. As a result, the investment is accounted for as a cost method investment as the shares are not in-substance common stock prior to January 1, 2019. Along with the adoption of ASU 2016-01, the Group accounted it as equity securities without readily determinable fair values.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10. OTHER ASSETS

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Acquisition deposits	18,120,615	38,869,400	5,583,240
Rental deposit	5,065,000	6,685,000	960,240
Interest receivable	-	17,326,910	2,488,855
Returnable consideration from the acquisition of Urban Hotel Group (Note 3)	-	3,333,421	478,816
Others	2,515,908	10,743,261	1,543,173
Total	25,701,523	76,957,992	11,054,324

11.    SHORT-TERM DEBT

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Short-term bank borrowings	60,000,000	60,000,000	8,618,461

In November 2019, the Group renewed a one-year loan contract with a bank for an aggregate principal amount of RMB60,000,000. As of December 31, 2019, the principal amount outstanding was RMB 60,000,000, bearing the interest rate of 4.60% per annum.

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Other payables	169,470,083	210,561,540	30,245,273
Business taxes and related tax surcharge	52,639,207	64,345,243	9,242,616
Accrued rental	2,151,623	2,250,443	323,256
Accrued utilities	3,307,734	2,306,796	331,351
Other accrued expenses	3,839,332	2,180,632	313,228
Payables for contingent consideration (Note 3)	-	4,027,207	578,472
Consideration payables for acquisitions	10,000,000	16,776,500	2,409,793
Total	241,407,979	302,448,361	43,443,989

13. OTHER LONG-TERM LIABILITIES

As of December 31, 2018 and 2019, other long-term liabilities are mainly comprised of deposits from franchisees.

14.ORDINARY SHARES

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

15.HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased-and-operated hotels and cost of providing franchise services and consist of the following:

	Year ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Rental	60,252,952	76,055,484	79,597,408	11,433,452
Utilities	16,692,172	19,264,487	19,119,300	2,746,316
Personnel cost	27,546,240	33,715,007	38,277,298	5,498,190
Depreciation and amortization	22,978,585	21,313,405	34,727,153	4,988,243
Consumable, food and beverage	13,470,072	19,275,688	27,666,436	3,974,035
Costs of hotel manager of franchised-and-managed hotels	54,291,625	70,480,306	96,565,044	13,870,701
Other costs of franchised-and-managed hotels	16,718,827	22,353,424	29,192,923	4,193,301
Others	14,916,556	11,961,462	13,680,917	1,965,140
Total	226,867,029	274,419,263	338,826,479	48,669,378

16.    SHARE BASED COMPENSATION

Grant of fully vested GTI ordinary shares to directors of the Company

On November 11, 2017, GTI issued 352,500 fully vested ordinary shares to certain directors of the company in recognition of their past services to the Company. Accordingly, the Company recorded share-based compensation expense on the date of issuance of these shares of RMB38,048,000 which was recorded in general and administrative expenses for the year ended December 31, 2017.

2018 Share Incentive Plan

In January 2018, the Group adopted the 2018 Share Incentive Plan which allows the Group to offer incentive awards to employees, directors and consultants (the “Participants”). Under the 2018 Share Incentive Plan, the Group may issue incentive awards to the Participants to purchase not more than 9,000,000 Class A ordinary shares. The incentive awards granted under the Share Incentive Plans typically have a maximum life of six years and vest in typical ways as  vest ratably over the following four years starting after the first/second/third anniversary of the stated vesting commencement date.

As of December 31, 2019, the Group had granted 1,829,000 options.

Share-based compensation expense of RMB16,108,951 and RMB27,676,666 (USD3,975,504) was recognized in general and administrative expenses for the years ended December 31, 2018 and 2019. During the year ended December 31, 2019, cash used to settle the related share-based compensation is RMB1,186,271(USD170,398).

The weighted-average grant date fair value for options granted during the years ended December 31, 2018 and 2019 was USD5.54 and USD 3.57 computed using the binomial option pricing model. The binomial model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of the Group and comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Prior to the IPO, the estimated fair value of the ordinary shares, at the option grant dates prior to the IPO, was determined with assistance from an independent third-party valuation firm. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.    SHARE BASED COMPENSATION (CONTINUED)

2018 Share Incentive Plan (continued)

The fair value of share options was estimated using the following significant assumptions:

	Granted in 2018	Granted in 2019
Risk-free interest rate	2.42%	1.60%-2.60%
Volatility	34.00%	35.66%-37.98%
Dividend yield	–	2.5%
Life of option	6 years	6 years

The aggregate grant date fair value of the outstanding options was determined to be RMB60,525,042 and RMB39,628,188 (USD5,692,233) as of December 31, 2018 and 2019, respectively and such amount shall be recognized as compensation expenses using the accelerate method for all employee share options granted. The total fair value of share options vested during the years ended December 31, 2018 and 2019 were RMB5,431,798 and RMB11,316,415 (USD1,625,501).

As of December 31, 2018 and 2019, there was RMB42,791,057 and RMB12,314,260 (USD1,768,833) in total unrecognized compensation expense related to unvested options, which is expected to be recognized over a weighted-average period of 3.11 and 2.58 years.

The following table summarized the Group’s share option activity under the option plans:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		USD	Years	USD
Share options outstanding at December 31, 2018	1,591,500	12.94	3.11	1,180,080
Granted	96,000	12.00
Forfeited	(327,500)	15.19
Expired	(203,000)	12.00
Exercised	(135,000)	12.00
Share options outstanding at December 31, 2019	1,022,000	12.28	3.96	-
Vested and expected to vest at December 31, 2019	898,665	12.28	3.87	-
Exercisable as of December 31, 2019	289,500	12.35	3.21	-

17.    INCOME TAXES

Samoa

Under the current laws of Samoa, GreenTree Samoa is not subject to tax on income or capital gain.

Cayman Island

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

GreenTree Hotels (Hong Kong), Limited is subject to Hong Kong profit tax at a rate of 16.5% in the years ended December 31, 2017, 2018 and 2019. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17. INCOME TAXES (CONTINUED)

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

Shanghai Evergreen was qualified as an HNTE during 2017 to November 2020 under the CIT Law. Shanghai Evergreen has been entitled to a preferential income tax rate of 15% during 2017 to 2019.

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive income are as follows:

	As of December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Current tax	193,428,603	153,947,310	197,233,190	28,330,775
Deferred tax	(10,860,341)	(1,228,642)	(7,665,373)	(1,101,062)
Total	182,568,262	152,718,668	189,567,817	27,229,713

Reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years ended December 31
	2017	2018	2019
PRC statutory tax rate	25%	25%	25%
Withholding tax on the PRC earnings distribution	14%	4%	3%
Effect of international rate difference	2%	(1%)	0%
Effect of preferential tax rate	(3%)	(3%)	(5%)
Tax effect of expenses that are not deductible in determining taxable profit	1%	4%	7%
Effective tax rate	39%	29%	30%

The principal components of the Group’s deferred income tax assets and liabilities as of December 31,2017, 2018 and 2019 are as follows:

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Deferred tax assets:
Net loss carryforward	3,378,686	15,741,149	2,261,075
Deferred revenue	117,236,504	146,046,006	20,978,196
Deferred rent	6,235,277	5,683,389	816,368
Bad debt expenses	1,608,304	5,268,134	756,720
Accrued expenses	7,874,804	7,368,561	1,058,427
Impairment of long-lived assets	1,252,169	-	-
Valuation allowance	(4,284,778)	(19,619,046)	(2,818,099)
Total deferred tax assets	133,300,966	160,488,193	23,052,687
Deferred tax liabilities:
Depreciation of property and equipment	(4,028,230)	(3,864,132)	(555,048)
Unrealized gains from equity securities	(10,312,983)	(4,304,431)	(618,293)
Intangible assets arising from acquisition	(5,851,517)	(143,943,382)	(20,676,173)
Withholding tax on PRC earnings to be distributed	(23,345,894)	(43,191,602)	(6,204,085)
Total deferred tax liabilities	(43,538,624)	(195,303,547)	(28,053,599)

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17. INCOME TAXES (CONTINUED)

Valuation allowances have been provided for net deferred tax assets in the legal entity where, based on all available evidence, it was determined by management that more likely than not to be realized in future years. As of December 31, 2019, the Group had tax losses carryforwards of RMB62,964,595 (USD9,044,298) which will expire between 2020 and 2024 if not utilized.

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise ("FIE") to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The cumulated undistributed earnings of the Group’s PRC subsidiaries that the Group intends to indefinitely reinvest were RMB511,830,950 (USD73,519,916) as of December 31, 2019. In December 2019, the Group announced that its board of directors approved the payment of a cash dividend of USD0.25 per ordinary shares, which is distributed from the Group’s PRC entities’ 2019 earnings. Other than these dividends distributions, the Group intends to indefinitely reinvest the remaining undistributed earnings of the Group’s PRC subsidiaries. As of December 31, 2019, the related PRC withholding tax liability accrued was RMB43,191,602 (USD6,204,086).

The Group made its assessment of the level of authority for each of its uncertain tax positions (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the uncertain tax positions. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time. RMB 261,641,717 (USD 37,582,481) of the uncertain tax positions, if ultimately recognized, would affect the effective tax rate. In the years ended December 31, 2019, the Company recorded interest expense of RMB 26,499,488 (USD 3,806,413). As of December 31, 2019, the accumulated interest expense and penalty recorded by the Group was RMB69,301,971 (USD 9,954,605) and nil respectively. As of December 31, 2018, the accumulated interest expense and penalty recorded by the Group was RMB42,802,483 and nil respectively.

Unrecognized tax benefits — January 1, 2018	113,299,633
Increases — tax positions in the current period	58,693,484
Decreases — tax positions in prior period	(2,373,708)
Unrecognized tax benefits — December 31, 2018	169,619,409
Unrecognized tax benefits — January 1, 2019	169,619,409
Increases — tax positions in the current period	104,031,858
Decreases — tax positions in prior period	(12,009,550)
Unrecognized tax benefits — December 31, 2019	261,641,717

The Group’s PRC subsidiaries are subject to examination by the PRC tax authorities from 2014 through 2019 on non-transfer pricing matters, and from 2009 through 2019 on transfer pricing matters.

18.    MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries, subject to certain ceilings. The total contribution for such employee benefits were RMB22,859,925, RMB22,289,686 and RMB28,700,397 (USD4,122,554) for the years ended December 31, 2017, 2018 and 2019, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.    STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to make appropriations to certain statutory reserves, namely a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors for the foreign invested enterprises. For other subsidiaries incorporated in the PRC, the general reserve fund was appropriated based on 10% of net profits as reported in each subsidiary's PRC statutory accounts. General reserve and statutory surplus funds are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare funds are restricted to capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. As of December 31, 2018 and 2019, the PRC statutory reserve funds amounted to RMB57,726,641 and RMB 63,030,266 (USD9,053,731), respectively.

In addition, under PRC laws and regulations, the Group's PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of the Group’s PRC totaling RMB394,424,291 and RMB 509,435,466 (USD 73,175,826) as of December 31, 2018 and 2019, respectively.

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

20.    RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Group in 2018 and 2019 consisted of:

Related Party	Nature of the party	Relationship with the Group
Alex S. Xu	Individual	Founder and CEO
Hui Xu	Individual	Brother of Alex S. Xu
Yan Zhang	Individual	Executive officer for catering management entities controlled by GTI
Wen Qi	Individual	Vice president, human resources and administration of the Group
GTI	Investment holding	Shareholder of the Group, controlled by Alex S. Xu
Da Niang Dumpling Catering Group Co., Ltd, together with its subsidiaries (“Da Niang Group”)	Catering management	Controlled by GTI
Shanghai Aotao Industrial Co., Ltd, together with its subsidiaries and VIE (“Aotao”) ****	Catering management	Controlled by GTI
Shanghai JYHM Restaurant Management Co., Ltd. (“JYHM”)	Catering management	Controlled by GTI
1250 Bayshore Highway, LLC (“Bayshore”)	Hotel management	Controlled by Alex S. Xu
519 Information Technology (Shanghai) Inc. (“519”)	Wine distributor	Controlled by Hui Xu
Napa Infinity Winery (Shanghai) Inc. (“Napa”)	Wine distributor	Controlled by Hui Xu
Pacific Hotel Management (Rongcheng) Co., Ltd. (“Rongcheng”)	Hotel management	Controlled by Hui Xu
Yibon	Hotel management	Equity investee of the Group
TB*	Franchised hotels	Equity investee of the Group
Shiquanmeiwei (Beijing) Catering and Management Co., Ltd.(“Shiquanmeiwei”) ****	Catering management	Controlled by GTI
Steigenberger**	Franchised hotels	Equity investee of the Group
Yancheng Zexin Hotel Management Co., Ltd. (“Ze Xin”) ***	Hotel management	Equity investee of the Group

* TB ceased to be related party due to liquidation in August 2019.

** Steigenberger ceased to be related party due to disposal in September 2019.

*** As the Group acquired Ze Xin on July 1, 2018, Ze Xin was included as a subsidiary of the Group and ceased to be a related party.

**** Aotao became a related party as it was acquired by a company controlled by GTI in January 2019. Shiquanmeiwei is also included in Aotao in 2019.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.    RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a)	Related party balances

Due from related parties:	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Current:
Aotao	-	20,086,504	2,885,246
GTI	-	8,424,629	1,210,122
Napa	-	2,506,484	360,034
Yibon	-	722,114	103,725
Steigenberger	225,000	-	-
Shiquanmeiwei	3,600	-	-
	228,600	31,739,731	4,559,127

Amounts due from GTI mainly comprised of loans maturing in one year with an interest rate of 4.35% per annum.

Amount due from Aotao mainly comprised of loans maturing in one year with an interest rate of 4.35% per annum.

Amount due from Napa represents receivable for design service fee and the authorization of access to 168 mall from the Group and amount due from Yibon of RMB722,114 represents receivable for franchise revenue.

Due to related parties:	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
Yibon	-	3,205,890	460,498
JYHM	221,028	312,141	44,836
TB	64,550	-	-
	285,578	3,518,031	505,334

Amount due to Yibon comprised of receipts on behalf of Yibon which were unsecured, interest free, and repayable upon demand.

Amount due to JYHM primarily comprised of payable for its service which were unsecured, interest free, and repayable upon demand.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.    RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b)	Related party transactions

During the years ended December 31, 2017, 2018 and 2019, related party transactions consisted of the following:

	As of December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Loan to Aotao	-	-	(167,279,750)	(24,028,233)
Repayment from Aotao	-	-	157,279,750	22,591,823
Interest income from Aotao	-	-	1,316,854	189,154
Franchise management fee to Aotao	-	-	(24,941)	(3,583)
Loan to GTI (including a loan settled with dividend payable in December)	-	-	(192,558,675)	(27,659,323)
Repayment from GTI and settlement with dividend payable to GTI in December	9,730,276	1,717,539	184,134,046	26,449,201
Interest income from GTI	-	-	907,880	130,409
Loan to Da Niang Group	-	-	(274,800,000)	(39,472,550)
Repayment from Da Niang Group	-	-	274,800,000	39,472,550
Interest income from Da Niang Group	-	-	875,315	125,731
Service purchased from Da Niang Group	-	-	(339,121)	(48,712)
Sublease revenue from JYHM	-	-	385,355	55,353
Advance from JYHM	-	221,028	312,141	44,836
Service purchased from JYHM	-	-	(18,418)	(2,646)
Revenue from Napa	-	-	2,358,491	338,776
Purchase from Napa	(4,035,262)	-	(3,576,659)	(513,755)
Franchised revenue from Yibon	-	-	681,239	97,854
Advance from Rongcheng	141,380	-	-	-
Franchised revenue from TB	400,639	389,583	-	-
Advance from TB	294,193	-	-	-
Advance to Shiquanmeiwei	-	(3,600)	-	-
Loan to Steigenberger	(225,000)	-	-	-
Repayment from Bayshore	8,671,250	-	-	-
Repayment from Yan Zhang	128,110,474	-	-	-
Interest income from Yan Zhang	3,515,358	-	-	-
Franchised revenue from Ze Xin	232,766	44,763	-	-
Loan to Ze Xin	(3,500,000)	(4,300,000)	-	-
Repayment from Ze Xin	367,488	-	-	-
Interest income from Ze Xin	75,460	263,366	-	-
Repayment to 519	(4,100)	-	-	-

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.    COMMITMENTS AND CONTINGENCIES

Operating lease commitments

As lessee

The Group has entered into lease agreements for business office and certain hotels which it operates. Such leases are classified as operating leases.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2019 were as follows:

	Year Ended December 31,
	2019	2019
	RMB	USD
2020	95,832,417	13,765,465
2021	98,443,524	14,140,527
2022	84,716,637	12,168,784
2023	77,391,692	11,116,621
2024	66,291,320	9,522,152
Thereafter	346,317,562	49,745,405
Total	768,993,152	110,458,954

As lessor

The Group subleases its leased assets under operating lease arrangements for terms ranging from one to twenty years. The terms of the leases generally also require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions.

At 31 December 2019, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

	Year Ended December 31,
	2019	2019
	RMB	USD
2020	68,958,773	9,905,308
2021	59,328,993	8,522,077
2022	56,454,340	8,109,159
2023	51,396,861	7,382,697
2024	48,665,175	6,990,315
Thereafter	270,004,257	38,783,685
Total	554,808,399	79,693,241

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.    EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented is calculated as follows:

	Year Ended December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Numerator:
Net income used in calculating earnings per share-basic and diluted	273,535,224	371,711,219	442,718,263	63,592,500
Denominator:
Weighted average number of Class A ordinary shares outstanding used in calculating basic and diluted earnings per share	48,635,252	62,860,578	67,315,727	67,315,727
Weighted average number of Class B ordinary shares outstanding used in calculating basic and diluted earnings per share	42,716,957	36,288,343	34,762,909	34,762,909
Allocation of undistributed earnings — basic and diluted:
To Class A Shares	145,628,165	235,665,522	291,950,431	41,936,056
To Class B Shares	127,907,059	136,045,697	150,767,832	21,656,444
Basic and diluted earnings per share:
To Class A Shares	2.99	3.75	4.34	0.62
To Class B Shares	2.99	3.75	4.34	0.62

In January 2020, the Company issued 870,908 Class A ordinary shares as a portion of purchase consideration for the acquisition of Urban Hotel Group, are included in the computation of basic and diluted earnings per shares upon the completion of the acquisition of Urban Hotel Group.

The Group did not include share options in the computation of diluted earnings per share for the years ended December 31, 2017, 2018 and 2019 because those share options were anti-dilutive for earnings per share.

23.    SUBSEQUENT EVENTS

Beginning in January 2020, the emergence and wide spread of the novel Coronavirus (“COVID-19”) has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Group’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may adversely affect the Group’s business operations, financial condition and operating results for 2020, including but not limited to negative impact to the Group’s total revenues, slower collection of accounts receivables and additional allowance for doubtful accounts. Because of the uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.    PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	721,573,493	22,137,640	3,179,873
Amounts due from subsidiaries	-	6,271,868	900,898
Amounts due from a related party	-	8,424,629	1,210,122
Other current assets	4,117,311	2,416,728	347,141
Total current assets	725,690,804	39,250,865	5,638,034
Non-current assets:
Investments in subsidiaries	925,492,357	1,577,484,393	226,597,450
Equity securities with readily determinable fair values	-	262,833,287	37,747,645
Other assets	6,875,561	-	-
TOTAL ASSETS	1,658,058,722	1,879,568,545	269,983,129

LIABILITIES AND EQUITY
Current liabilities:
Other payable	-	6,000,000	861,846
Amounts due to subsidiaries	7,090,700	4,924,176	707,314
Other long-term liabilities	-	7,475,856	1,073,839
Total liabilities	7,090,700	18,400,032	2,642,999
Shareholders’ Equity:
Class A ordinary shares (USD0.50 par value per share; 400,000,000 and 400,000,000 shares authorized as of December 31, 2018 and 2019; 66,789,300 and 67,416,046 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	217,421,867	219,526,699	31,533,037
Class B ordinary shares (USD0.50 par value per share; 100,000,000 and 100,000,000 shares authorized as of December 31, 2018 and 2019; 34,762,909 and 34,762,909 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	115,534,210	115,534,210	16,595,451
Additional paid-in capital	1,003,026,803	1,152,108,217	165,489,991
Retained earnings	252,617,450	308,698,533	44,341,770
Accumulated other comprehensive (loss) income	62,367,692	65,300,854	9,379,881
Total Shareholders’ Equity	1,650,968,022	1,861,168,513	267,340,130
TOTAL LIABILITIES AND EQUITY	1,658,058,722	1,879,568,545	269,983,129

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.    PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	As of December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
General and administrative expenses	–	(1,307,753)	(33,538,433)	(4,817,495)
interest income		13,785,679	5,970,063	857,546
Interest expense	–	–	(646,315)	(92,837)
Gains on investments in equity securities	–	–	6,473,358	929,840
Share of profit in subsidiaries, net (Note a)	273,535,224	359,233,293	464,459,590	66,715,446
Income before tax and net income	273,535,224	371,711,219	442,718,263	63,592,500
Other comprehensive income, net of tax - Foreign currency translation adjustments	1,317,020	66,453,841	2,933,162	421,322
Comprehensive income	274,852,244	438,165,060	445,651,425	64,013,822

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.    PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of cash flows

	As of December 31,
	2017	2018	2019	2019
	RMB	RMB	RMB	USD
Operating activities:
Net income	273,535,224	371,711,219	442,718,263	63,592,500
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	-	1,307,753	26,490,395	3,805,107
Gains from investments in equity securities	-	-	(6,473,358)	(929,840)
Share of profit in subsidiaries, net	(273,535,224)	(359,233,293)	(464,459,590)	(66,715,446)
Changes in operating assets and liabilities:
Other current assets	-	(4,117,311)	1,700,582	244,273
Amounts due from subsidiaries	-	-	(6,271,868)	(900,897)
Amounts due to subsidiaries	-	7,090,700	(2,166,524)	(311,202)
Other long-term liabilities	-	-	7,475,856	1,073,840
Net cash provided by (used in) operating activities	-	16,759,068	(986,244)	(141,665)

Investing activities:
Advances for acquisitions	-	(6,875,561)	-	-
Payment for acquisitions	-	-	(52,903,471)	(7,599,108)
Investment to subsidiaries	-	-	(2,938,656)	(422,112)
Purchases of investments in equity securities	-	-	(247,415,003)	(35,538,941)
Loan to a related party	-	-	(192,558,675)	(27,659,323)
Repayment from a related party	-	-	26,672,779	3,831,305
Net cash used in investing activities	-	(6,875,561)	(469,143,026)	(67,388,179)

Financing activities:
Proceeds from issuance of Class A ordinary shares (note 1)	-	837,505,007	-	-
Payment for initial public offering costs	-	(30,827,578)	-	-
Distribution to the shareholders (note 1)	(579,042,699)	(200,532,021)	(226,951,236)	(32,599,505)
Dividends from subsidiaries	579,042,699	39,691,103	-	-
Net cash generated from financing activities	-	645,836,511	(226,951,236)	(32,599,505)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	-	65,853,475	(2,355,347)	(338,325)

Net decrease in cash and cash equivalents and restricted cash	-	721,573,493	(699,435,853)	(100,467,674)
Cash and cash equivalents and restricted cash at beginning of the year	-	-	721,573,493	103,647,547
Cash and cash equivalents and restricted cash at end of the year	-	721,573,493	22,137,640	3,179,873

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