Form 20-F
period 2020-12-31
GreenTree Hospitality Group Ltd.
filed 2021-04-30
CIK 1724755

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

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

+86-21-3617-4886

2451 Hongqiao Road, Changning District

Shanghai 200335

People’s Republic of China

* (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share Class A ordinary shares, par value US$0.50 per share *	GHG	New York Stock Exchange, Inc.

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

68,286,954 Class A ordinary shares were outstanding as of December 31, 2020

34,762,909 Class B ordinary shares were outstanding as of December 31, 2020

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

☐ Yes    ☐ No

GreenTree Hospitality Group Ltd.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2020

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

•	“Tier 3 and lower cities” are to cities in China other than Tier 1 cities and Tier 2 cities;
•	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
•	“U.S. GAAP” are to accounting principles generally accepted in the United States; and
•	“we,” “us,” “our company” and “our” are to GreenTree Hospitality Group Ltd., our Cayman Islands holding company, and its subsidiaries, as the context requires.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, and as of December 31, 2019 and 2020.

Our ADSs are listed on the New York Stock Exchange under the symbol “GHG.”

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The selected consolidated financial data shown below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects,” and the financial statements and the notes to those statements included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the years ended December 31, 2018, 2019 and 2020 and the selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report on Form 20-F. The selected consolidated statements of comprehensive income data for the year ended December 31, 2016 and 2017, and the selected balance sheet data as of, December 31, 2016 and 2017 have been derived from our audited financial statements not included in this annual report on Form 20-F. Selected consolidated financial data as of and for the year ended December 31, 2015 have not been included, as such information is not available on a basis that is consistent with the consolidated financial data included in this annual report and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense. The historical results are not necessarily indicative of results to be expected in any future period. On January 1, 2019, we adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The consolidated statement of operations data and consolidated balance sheet data are presented under the new accounting standards from 2017 to 2020, while the prior period consolidated financial data have not been restated and continue to be reported under accounting standards in effect for those periods. See note 2 of our consolidated financial statements included elsewhere in this annual report on Form 20-F for further discussion.

	Year ended December 31,
	2016	2017		2018	2019	2020
	RMB	RMB		RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Statements of Comprehensive Income Data:
Revenues
Leased-and-operated hotels	189,285	193,042		212,672	253,421	227,074	34,801
Franchised-and-managed hotels	458,504	550,133		692,943	831,340	677,481	103,828
Others					7,032	25,455	3,901
Total revenues	647,789	743,175		905,615	1,091,793	930,010	142,530
Operating costs and expenses
Hotel operating costs	(240,132)	(226,867)		(274,419)	(338,827)	(392,522)	(60,157)
Selling and marketing expenses	(26,609)	(32,803)		(47,398)	(84,970)	(75,347)	(11,547)
General and administrative expenses	(77,933)	(121,658)	(1)	(95,261)	(184,988)	(172,558)	(26,446)
Other operating expenses	(3,073)	(5,629)		(5,946)	(3,287)	(1,731)	(265)
Total operating costs and expenses	(347,747)	(386,957)		(423,024)	(612,072)	(642,158)	(98,415)
Other operating income	12,222	15,284		22,570	24,832	31,399	4,812
Income from operations	312,264	371,502		505,161	504,553	319,251	48,927
Interest income and other, net	22,039	26,238		49,660	66,088	72,934	11,178
Interest expense	–	(1,442)		(542)	(2,506)	(3,456)	(529)
Gains from investments in equity securities	24,564	59,165		(57,775)	55,254	(36,774)	(5,636)
Other income, net	1,322	1,191		35,735	2,691	2,297	352
Income before income taxes	360,189	456,654		532,239	626,080	354,252	54,292
Income tax expense	(83,924)	(182,568)	(2)	(152,718)	(189,568)	(110,459)	(16,929)
Income before share of loss in equity investees	276,265	274,086		379,521	436,512	243,793	37,363
Share of loss/(gain) in equity investees, net of tax	(10,465)	(899)		(8,301)	1,262	910	139
Net income	265,800	273,187		371,220	437,774	244,703	37,502
Net loss attributable to noncontrolling interests	173	348		491	4,944	16,641	2,551
Net income attributable to ordinary shareholders	265,973	273,535		371,711	442,718	261,344	40,053

(1)	Includes one-time share-based compensation expenses of RMB38.0 million (US$5.8 million) in 2017 for GTI’s shares granted to certain of our directors for their past services as directors.
(2)

Includes withholding taxes of RMB67.7 million (US$10.4 million) incurred in connection with a cash dividend distributed by our subsidiaries incorporated in the PRC during the year ended December 31, 2017.

	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$

Selected Consolidated Balance Sheet Data:
Cash and cash equivalents	896,783	161,964	1,264,026	319,848	611,358	93,695
Property and equipment, net	110,436	96,669	222,390	614,937	668,606	102,468
Intangible assets, net	4,927	3,727	27,213	496,280	491,513	75,328
Goodwill	2,959	2,959	5,787	100,078	100,231	15,361
Long-term investments	35,497	122,509	112,219	398,638	369,526	56,632
Total assets	1,875,751	1,813,907	3,079,781	3,816,479	4,094,955	627,579
Deferred revenue	201,356	253,361	590,759	642,733	583,216	89,382
Total liabilities	848,827	1,262,689	1,420,434	1,798,719	1,845,030	282,763
Total shareholders’ equity	1,026,924	551,218	1,659,347	2,017,760	2,249,925	344,816
Total liabilities and shareholders’ equity	1,875,751	1,813,907	3,079,781	3,816,479	4,094,955	627,579

	As of December 31,
	2016	2017	2018	2019	2020
Selected Operating Data:
Total hotels in operation	1,964	2,289	2,757	3,957	4,340
Franchised-and-managed hotels	1,932	2,263	2,728	3,923	4,300
Leased-and-operated hotels	32	26	29	34	40
Total hotel rooms in operation	168,238	190,807	221,529	290,026	315,335
Franchised-and-managed hotels	164,207	187,505	217,795	285,736	310,447
Leased-and-operated hotels	4,031	3,302	3,734	4,290	4,888
Number of cities	234	263	290	339	345

	Year Ended December 31,
	2016	2017	2018	2019(2)	2020
Occupancy rate (as a percentage)(1)
Total hotels in operation	80.4%	82.6%	82.1%	80.9%	68.7%
Franchised-and-managed hotels	80.9%	82.9%	82.3%	81.1%	68.9%
Leased-and-operated hotels	66.4%	70.3%	68.0%	66.1%	57.8%
Average daily rate (in RMB)
Total hotels in operation	153	157	164	170	152
Franchised-and-managed hotels	152	156	163	169	152
Leased-and-operated hotels	164	186	205	211	179
RevPAR (in RMB)
Total hotels in operation	123	130	135	137	105
Franchised-and-managed hotels	123	129	134	137	105
Leased-and-operated hotels	109	131	139	140	104

(1)	Based on the number of available rooms.
(2)

Our Occupancy rate, Average daily rate and RevPAR data for the year ended December 31, 2019 presented above reflect the impact of Argyle Hotel Management Group (Australia) Pty Ltd, or Argyle, and Urban Hotel Group, or Urban, only after we acquired them, and began consolidating them in our financial statements, starting from April 2019 and December 2019, respectively. If such Occupancy rate, Average daily rate and RevPAR data were also to reflect the impact of Argyle and Urban prior to the respective acquisitions, and for the full year ended December 31, 2019: our Occupancy rate would have been 77.8% for Total hotels in operation, with 78.0% for Franchised-and-managed hotels and 67.5% for Leased-and-operated hotels; our Average daily rate would have been 168 for Total hotels in operation, with 168 for Franchised-and-managed hotels and 205 for Leased-and-operated hotels; and our RevPAR would have been 131 for Total hotels in operation, with 131 for Franchised-and-managed hotels and 138 for Leased-and-operated hotels.

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for percentage)
Non-GAAP Financial Data
Adjusted EBITDA(1)	338,470	386,803	514,806	523,374	355,453	54,476
Adjusted EBITDA Margin(2)	52.3%	52.0%	56.8%	47.9%	38.2%	38.2%

(1)

We believe that Adjusted EBITDA, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

In 2019 and prior years, Adjusted EBITDA (non-GAAP) was previously calculated as net income plus other operating expenses, income tax expense, share of losses in equity investees (net of tax), interest expense, share-based compensation, depreciation and amortization, losses on investments in equity securities, one-time fees and expenses, provision for bad debt and other expense net, but excludes other operating income, interest income and other, net, gains on investments in equity securities, share of gains in equity investees (net of tax) and other income net. In 2020, we revised our presentation and method of calculating Adjusted EBITDA (non-GAAP). Adjusted EBITDA (non-GAAP) is currently calculated as net income plus other operating expenses, income tax expense, interest expense, depreciation and amortization, losses from investment in equity securities, share of loss in equity investees (net of tax), but excludes other operating income, interest income and other net, gains from investment in equity securities, share of gain in equity investees (net of tax) and other income net. Our Adjusted EBITDA for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 presented above have been retrospectively adjusted and prepared in accordance with this new calculation method.

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

A reconciliation of Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(RMB)	(RMB)	(RMB)	(RMB)	RMB	US$
	(in thousands)
Net income	265,800	273,187	371,220	437,774	244,703	37,502
Deduct:
Other operating income	12,222	15,284	22,570	24,832	31,399	4,812
Interest income and other, net	22,039	26,238	49,660	66,088	72,934	11,178
Gains from investments in equity securities	24,564	59,165	3,091	77,050	45,440	6,964
Share of gain in equity investees, net of tax	–	–	142	1,550	1,119	171
Other income, net	1,322	1,191	36,723	2,691	2,297	352
Add:
Other operating expenses	3,073	5,629	5,946	3,287	1,731	265
Income tax expense	83,924	182,568	152,718	189,568	110,459	16,929
Share of loss in equity investees, net of tax	10,465	899	8,443	288	209	32
Interest expense	–	1,442	542	2,506	3,456	529
Depreciation and amortization	35,355	24,956	25,550	40,366	65,870	10,095
Losses on investment in equity securities	–	–	60,866	21,796	82,214	12,600
Other expense, net	–	–	987	-
Adjusted EBITDA (Non-GAAP)	338,470	386,803	514,086	523,374	355,453	54,476

Currency Translations

This annual report on Form 20-F contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

Our success could be adversely affected by the performance of our franchised-and-managed hotels. As of December 31, 2020, we franchised-and-managed approximately 99.1% of our hotels, and we derived 76.5%, 76.1% and 72.9% of our revenues from those hotels in 2018, 2019 and 2020, respectively, which include revenues from membership fees of franchised-and-managed hotels. We plan to increase the number of franchised-and-managed hotels in operation to increase our national presence in China. Our franchisees may not be able to develop or construct hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. If COVID-19 continues to have a long-lasting impact on China’s economy, our franchisees may lose confidence in the hospitality industry, they may invest in, develop or construct fewer hotel properties than we expect, and they may decide not to invest in, develop or construct any additional hotel properties. See “—Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.” If our franchisees reduce their investments in the hospitality industry, develop or construct fewer hotel properties, or abandon such development or construction altogether, our business, results of operations and financial condition may be materially and adversely affected.

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

We franchise hotels to third parties pursuant to franchise agreements. These franchise agreements may be renegotiated or may expire. We completed acquisitions of Argyle Hotel Management (Beijing) Co., Ltd. (“Argyle” or “Argyle Hotel Group”), and Shandong Xinghui Urban Hotel Management Group Co., Ltd. (“Urban” or “Urban Hotel Group”), respectively in April 2019 and November 2019. The versions of franchise agreements we have used during recent years, including those for Argyle Hotel Management (Beijing) Co., Ltd. (“Argyle” or “Argyle Hotel Group”), typically have an initial term of 10 to 20 years except for the franchise agreements with our Shell franchisees and Shandong Xinghui Urban Hotel Management Group Co., Ltd. (“Urban” or “Urban Hotel Group”) franchisees. We plan to renew our existing franchise agreements upon expiration or renegotiate with our franchisees for new franchise agreements. However, we may be unable to retain our franchisees on satisfactory terms, or at all. If a significant number of our existing franchise agreements expire and new franchisees do not cover those expired franchises, our revenue and profit may decrease in the future, and our results of operations could be materially and adversely affected.

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

As of December 31, 2020, we operate 40 leased-and-operated hotels, among which, two hotels are from Argyle and seven from Urban Hotel Group, including three hotels situated on properties owned by us. Out of our 40 leased-and-operated hotels, six have not obtained fire prevention safety inspection certificates, two are in the process of applying for fire prevention safety inspection certificates, four have not obtained public area hygiene permits, four have not obtained special industry permits, four are in the process of applying for special industry permits, three which engage in catering business have not obtained the food operation permits, and two are renewing their food operation permits. Given the significant discretion local government authorities have in the examination of our application as well as other factors beyond our control in certain areas, we may be unable to obtain our food operation permits at all.

In addition, we have only been provided with and reviewed the relevant governmental approvals and permits for the operation of 3,739 out of our 4,300 franchised-and-managed hotels in total, including Argyle and Urban, in operation as of December 31, 2020, and have found that:

•	approximately 0.19% of these hotels did not provide us with the business license;
•	approximately 6.18% of these hotels did not provide us with the special industry license;
•	approximately 7.92% of these hotels did not provide us with the fire prevention safety inspection certificate; and
•	approximately 11.74% of these hotels did not provide us with the public hygiene license.

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

We began franchising our GreenTree Apartment brand in 2020. However, we may not satisfy all the prerequisites for franchising our GreenTree Apartment brand under relevant PRC laws and regulations. If the competent government authorities establish that we have no adequate qualification to franchise our GreenTree Apartment brand, we could be subject to penalties including confiscation of relevant gain and fines between RMB100,000 and RMB500,000 for each such brand.

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

Due to our rapid expansion in recent years, we have added a large number of new franchised-and-managed hotels into our hotel network, some of which may not be able to provide consistent and high-quality service to meet our standards. To avoid potential damage to our brand name and to ensure the quality of services provided to our guests, we may terminate our franchise agreements with such franchisees. In addition, if any of our franchisees defaults or commits wrongdoing and fails to cure defaults or wrongdoings, we may also need to terminate our franchise agreements. Although our franchise agreements typically allow us to terminate the agreements under many circumstances, our franchisees may dispute our termination or our claim and in such cases we have to submit such disputes for the settlement by courts or arbitration. For example, as of December 31, 2020 we had 16 pending legal proceedings with the franchised-and-managed hotels. Also, we have in the past closed and may close in the future certain franchised-and-managed hotels as a result of disputes with the franchisees for their failure to comply with our requirements on, among other things, the punctual payment of our franchise fees or management fees, the decoration or operation standard, use of our brand, maintenance of the hotel condition and appearance, the avoidance of competition between the franchisees, including keeping appropriate distances between the franchised-and-managed hotels. For example, for the year ended December 31, 2020, we terminated 89 franchised-and-managed hotels that did not comply with our brand and operating standards, respectively. If a significant number of our existing franchise agreements are terminated early, our revenue and profit may decrease in the future.

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

During the past few years, we have sought to convert some hotels from the leased-and-operated model over to the franchised-and-managed model through selling relevant business assets and handed over the management of such hotels, in most of the cases pursuant to an asset, business and personnel transfer agreement, or Transfer Agreements, to certain individuals or entities that have subsequently entered into franchise agreements with us and have therefore become our new franchisees. According to the Transfer Agreements, such new franchisees shall take over and operate such hotels on their own account and shall take the risks and enjoy the benefit of operating such hotels from the completion of the transfer contemplated by such agreements. However, the Transfer Agreements typically allow our franchisees under such arrangements to continue to use the hotel’s permits that were previously obtained by us and remain in the name of our company for a transitional period. As of December 31, 2020, 10 of the abovementioned new franchisees were still using our relevant hotels’ permits. All of these franchisees have executed a supplementary agreement which requires them to stop using and return to us our hotels’ permits upon execution of the supplementary agreements. Such supplementary agreements also require the franchisees to indemnify us against all losses, costs or liabilities incurred by us for their defaults under such agreements. However, if any franchisees refuse to return and continue to use any of our hotels’ permits, our company could be held liable as the registered permit holder for any regulatory non-compliance on the part of our franchisees. As a result, any breach by our franchisees of relevant regulations could cause us to incur relevant legal liability under PRC law, which may materially affect our brand image and our results of operations. In addition, in such instances, because the relevant leases have not been transferred to our new franchisees, we continued to be the tenants of the relevant hotel premises and we remain liable to pay the rent to our landlords, and may not thereafter be fully compensated by the new franchisees. As a result, our result of operations and financial conditions may be materially and adversely affected by the default of such franchisees. Furthermore, such arrangement between us and the new franchisees could be deemed as a sublease, and our landlords may claim that our subleasing arrangement without our landlords’ consent constitutes a default. In such cases, we may be required by our landlords to terminate sublease arrangements and compensate their losses, if any, which may further increase our costs and risks. Moreover, we may not be able to enforce our rights against the franchisees under the supplementary agreements, which would hinder our ability to prevent the franchisees from using our hotel permits and negatively impact our business and our reputation.

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

For most of our franchised-and-managed hotels and all but three of our leased-and-operated hotels, we and our franchisees do not hold property ownership with respect to the premises under which those hotels are operated. Instead, we and our franchisees rely on leases or contracted management arrangements with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2020, seven of the ultimate owners of the properties of our leased-and-operated hotels failed to provide us with the relevant title certificates. As to these seven ultimate owners, if they have not obtained and provided such title certificates because the relevant properties were constructed by such ultimate owners without having obtained or in violation of a construction project planning permit, our lease of such properties may be challenged or even invalidated by a government authority or relevant dispute resolution institution. Meanwhile, the property title certificates for the premises on which approximately half of our leased-and-managed hotels are located have a different designated use from the actual usage of those properties, and our lease of such properties may be challenged by relevant government authorities and subject us to cessation of operations or fines in an amount of up to RMB30,000 for each property or approximately RMB480,000 in aggregate. If the property owners’ title and the legal rights of our franchisees and us to the leases of such properties are successfully challenged by a government authority or dispute resolution institution as mentioned above, the development or operations of our hotels on such properties could be adversely affected.

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

The hospitality industry in China is highly competitive. Competition in the industry is primarily based on convenience of location, geographic coverage, service quality, room rates, quality of accommodation, brand name recognition, range of services and guest amenities. We compete primarily with branded and standalone hotels as well as regional and local mid-scale hotels. We also compete with four- and five- star hotels, as we offer rooms with standards comparable to many of those hotels while maintaining competitive pricing. Furthermore, we compete with other hotels for guests in each market segment in which we operate, as our typical business and leisure traveler guests may change their travel, spending and consumption patterns and choose to stay in hotels in different markets. New and existing competitors may offer competitive rates, greater convenience, services or amenities or superior facilities, which could attract guests away from our hotels, resulting in a decrease in occupancy and average daily rates for our hotels. In addition, competition among franchised hotels is intense in attracting potential franchisees and retaining existing franchisees. We believe that hotel operators choose hospitality franchisors based on primarily the value and quality of a franchisor’s brand, reputation and service and the extent to which affiliation with that franchisor may increase the franchisee’s hotel occupancy rates and profitability. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition.

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

Our growth depends on our ability to open and profitably operate new hotels under both franchised-and-managed model and leased-and-operated model. In 2018, 2019 and 2020, we opened 550, 605 and 528 new franchised-and-managed hotels. In each of 2018, 2019 and 2020, we opened four, two and ten new leased-and-operated hotels respectively. We plan to increase the number of our hotels in the future. We may not be successful in identifying and leasing or franchising additional hotel properties at desirable locations and on commercially reasonable terms or at all. In more developed cities, it may be difficult to increase the number of hotels because we or our competitors may already have operations in such cities. In less developed cities, demand for our hotels may not increase as rapidly as we expect. We also may incur substantial costs in connection with evaluating hotel properties and negotiating with property owners, including ones that we are subsequently unable to lease or franchise.

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

We have experienced substantial growth since our inception. We have increased the number of our total hotels in operation in China from eight as of December 31, 2005 to 4,340 as of December 31, 2020, and we intend to focus on developing additional franchised-and-managed hotels in different geographic locations in China and internationally, as well as growing through mergers, acquisitions and strategic alliances. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological, financial and other resources. There can be no assurance that we will be able to effectively manage our growth. If our growth initiatives fail, and if we fail to integrate new alliances, merged entities or acquired targets into our network, our businesses and prospects may be materially and adversely affected.

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

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, in 2018, we acquired: (i) an additional 1% of the equity interest in Yancheng Zexin Hotel Management Co., Ltd., or Zexin, and our equity interest in Zexin increased to 51%; (ii) a 70% of the equity interests in Foshan Baiqinghui Hotel Co., Ltd.; (iii) all of the business assets and a 70% interest in Donghe Zhenxing Hotel, in the Xuzhou Economic and Technological Development Zone; and (iv) all of the business assets and equity interests in Deep Sleep Hotel, in the Xuzhou Economic and Technological Development Zone. In 2019, we acquired: (i) a 60% equity interest in Argyle, (ii) a 70% equity interest in Urban, and (iii) several properties for strategic development purpose. In 2020, we acquired all the hotel assets from a hotel management company located in Guangxi, and thereafter opened one leased-and-operated hotel under “GreenTree Eastern” brand.

The existing and future acquisitions or investments may expose us to potential risks, including risks associated with unforeseen or hidden liabilities, risks that acquired or invested companies will not achieve anticipated performance levels, diversion of management attention and resources from our existing business, difficulty in integrating the acquired businesses with our existing operational infrastructure, and inability to generate sufficient revenues to offset the costs and expenses of acquisitions or investments. For example, the sellers of the 70% equity interest in Urban (“Urban Sellers”) had undertaken to us under the equity purchase agreement entered into between us and the Urban Sellers in April 2019 (“Urban Purchase Agreement”) that Urban will achieve a steady growth with respect to its revenue and profit during the agreed period. If Urban fails to achieve the agreed growing rate, we may have an option to claim certain amount of compensation against the Urban Sellers. If we are entitled to and also decide to exercise such option, once the compensation paid to us by the Urban Sellers reaches 50% of the purchase price we paid to the Urban Sellers, they will have the right to redeem the whole 70% equity interest in Urban from us, in which case, we would no longer be able to consolidate the financial results of Urban in our consolidated financial statements and the results of our operations may also be adversely affected. In addition, following completion of an acquisition or investment, our management and resources may be diverted from their core business activities due to the integration process, which diversion may harm the effective management of our business. Furthermore, it may not be possible to achieve the expected level of benefits after integration and the actual cost of delivering such benefits may exceed the anticipated cost. Any difficulties encountered in the acquisition or investment and integration process may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition. If a financial or strategic investment is unsuccessful, then in addition to the diversion of management attention and resources from our existing business, we may lose the value of our investment, which could have a material adverse effect on our financial condition and results of operations.

Furthermore, we have made loans to third parties including our franchisees, and other entities with which we have a business relationship or strategic cooperation. Although our loans to such third parties are generally secured by collateral or a guarantee, some of these third parties may not repay us, we may not be able to recover the loaned amounts of principal and any interest due, and we may thereby incur losses which could have a material adverse effect on our financial condition and results of operations.

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

We intend to diversify our brand portfolio and mix of hospitality offerings with existing brands, including GreenTree Eastern, Gem, Gya, Vx, Deep Sleep, Greentree Inns, GT Alliance, GreenTree Apartment, Vatica and Shell, as well as brands from Argyle and Urban, to cover market segments from economy to luxury markets. In April 2019, we acquired Argyle which focuses on mid-to-up-scale to luxury segments of the markets, most of which are four- and five- star hotels. In December 2019, we consolidated Urban which focuses on economy to mid-scale market segments. We may not possess sufficient knowledge or experience in expanding into the luxury market segment, hence we may face more competition in this new market segment or newly geographic markets where we operate. In addition, the strategy to diversify our mix of hospitality offerings may increase the cash needs of our operations and may distract our management's attention and energy. If such strategies are not successful, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to maintain our relationships with our members and corporate members, our business and growth prospects could be materially and adversely affected.

Historically, we have derived a portion of our revenues from our members and from our cooperation arrangements with certain corporate members such as banks, airlines and other large companies. In 2018, 2019 and 2020, we sold approximately 94% of our room nights through our direct sales channels. We expect that these members and corporate members will contribute to the growth of our business in the near future.

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

Our brand, trade name, trademarks and other intellectual property are critical to our success. The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our brands. As of December 31, 2020, we had a total of 452 trademarks, 52 software registration certificates, one copyright and 11 patents registered in China. The expiration dates of our trademarks fall between 2021 and 2030. Once the ten-year term of our registered trademarks has expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. If we are unable to renew one or more trademark registrations, our ability to use such trademarks could be impaired, and our business and results of operations could be materially and adversely affected.

Furthermore, the unauthorized reproduction or infringement of our trade name or trademarks or other intellectual property could diminish the value of our brand and its market acceptance, competitive advantage or goodwill. For example, our proprietary operational IT system, which has not been patented, copyrighted or otherwise registered as our intellectual property, is a key component of our competitive advantage and our growth strategy. As of December 31, 2020, we have received 52 software registration certificates for certain of our proprietary information and operational systems including our Central Reservation System (CRS), Property Management System (PMS) and certain other quality control systems. Although we have been granted software registration certificates in respect of some of our proprietary information and operational systems, these systems could be infringed upon by third parties, which may adversely affect our business, financial condition and results of operations. As of December 31, 2020, we also have received 11 patent registrations, including ten design patents for furnishings used in our hotels and one utility patent for a proprietary door design. Because the protection of a company’s intellectual property provided under PRC laws and regulations is less than that afforded under United States laws and regulations, the measures we take to protect our brands, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brands, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. For example, in order to protect our brands, in the past we have filed lawsuits against certain hotel operators which had alleged to be our franchised-and-managed hotels but have not entered into any agreements with us.

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

We have been, and may in the future be, a party to litigation and other proceedings filed by or against us, including actions relating to among others property lease, franchise agreements with our franchisees, infringement of our brands, employment-related disputes, personal injury, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. Various disputes in connection with the properties we lease or with the franchise agreements may occur from time to time, which may cause our hotel operations to be affected or in the worst-case scenario, to be ceased. For example, as of December 31, 2020 we had three pending legal proceedings in connection with the leased hotel properties, one pending legal proceeding in connection with trademarks, and 16 pending legal proceedings in connection with franchised-and-managed hotels. In addition, the research and examinations that we conduct on both the hotel properties and the potential franchisees before entering into franchise agreements, may not be sufficient for us to identify all relevant information. As a result, we may be in dispute with our franchisees, which may result in litigation filed by or against us. See “Our Business—Legal Proceedings.”

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

As an operator and manager of our leased hotel properties, we are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local land and real estate administration bureau. Our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2020, because our lessors failed or reluctant to provide necessary documents for us to register the leases, 36 lessors of our leased-and-operated hotels had not obtained registrations of their leases from the relevant authorities as required despite our repeated requests to these lessors to obtain registrations, as required under our lease agreements with them. In addition, based on the specific land use right certificates and property ownership certificates held by some of our lessors of the leased-and-operated hotels, approximately half of the 40 hotel properties we own or lease and operate are restricted to industrial and other uses, rather than qualified for hotel operation use. The failure of these 36 lessors to register lease agreements as required by law or to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties in the amount of up to RMB10,000 for each hotel property or approximately RMB310,000 in aggregate, which may negatively affect our ability to operate the hotels covered under those leases. Moreover, the failure to use the property in compliance with the intended usage designated by the land use right certificates or the property ownership certificates may subject the lessors or us to fines in the amount of up to RMB30,000 for each property, invalidate the lease agreements, confiscation of relevant gains or subject them or us to temporary suspension or termination of operations.

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

For example, as of December 31, 2020, approximately 7.2% of our room nights are booked through OTAs, to whom we pay agency fees for such services. If we were to have a dispute with an OTA, the volume of our room inventory booked through such OTA may decline, or the OTA may block reservations of our rooms or remove our hotels from their website entirely, pending resolution of the dispute. As a result, our business and results of operations may be adversely affected.

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

In 2018, 2019 and 2020, approximately 6% of our room nights were booked through OTAs to whom we pay commissions for such services. If these intermediaries and consolidators become the primary channel through which our guests make their bookings, they may be able to negotiate higher commissions, reduced room rates, or other significant concessions from us. The operations of these travel intermediaries and consolidators may adversely affect our ability to control the supply and price of our room inventory, which would in turn adversely affect our margins and profitability.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual.

GTI beneficially owns 82.9% of our Class A ordinary shares and 100% of our Class B ordinary shares and 93.2% of the aggregate voting power of our total issued and outstanding share capital. The voting power of our company owned by GTI is indirectly owned by Mr. Alex S. Xu, our founder, chairman and chief executive officer, as he owns 83.9% of voting power of GTI, which entitles Mr. Xu to nominate or replace all directors of GTI, and determine how GTI exercises the voting power in our company. As long as GTI or Mr. Alex S. Xu owns at least 50% of the voting power of our company, we will be a “controlled company” as defined under the NYSE Listed Company Manual. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors, although we have no current intention to rely on the controlled company exemption. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

COVID-19 caused us to incur economic losses, adversely affected our financial and operating performances in 2020, and may continue to do so. Our total revenues declined by 14.8% year over year. Consumer demand was significantly reduced and the operation of our hotels was disrupted as a result of measures that were taken to control the COVID-19 outbreak, including the lock-down of cities, business closures, restrictions on travel and quarantine. Our leased-and-operated hotels generally have fixed operating costs and low profit margins, so any disruption their operation or significant reduction in consumer demand may adversely affect our business and results of operations. Since the beginning of the COVID-19 outbreak, we have provided certain financing support to our franchisees, and have reduced or waived the fees that we collect from them. This financing support, and reductions or waivers of franchisee fees, have had an adverse effect on our results of operations and financial condition. While almost all of our hotels whose operations had been disrupted were back in operation as of December 31, 2020, and our occupancy rate for the three months ended December 31, 2020 exceeded the occupancy rate for the same period of 2019, the resurgence of COVID-19 in several provinces and cities such as Hebei, Shanghai and Beijing caused our occupancy rate to decline in January 2021. Our occupancy rate was also low during the New Year and Spring Festival holiday due to the government policy encouraging residents to stay local and not return home. Although China’s economic outlook has recovered and improved since the beginning of the COVID-19 outbreak, COVID-19 as well as government policies and measures adopted in response to it may still cause us to incur additional economic losses, and may materially and adversely affect our financial and operating performances in the future. Over the longer term, any further resurgence of COVID-19 may undermine our existing franchisees’ confidence in us, our business and the hospitality industry generally, they may decide not to expand and develop new hotels, and our business and results of operations may be materially and adversely affected as a result.

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

We adopted our 2018 share incentive plan in January 2018, pursuant to which we may grant options to purchase up to 9,000,000 of our Class A ordinary shares. Options granted to our employees generally vest either ratably over the following four years starting after the first/second/third anniversary of date of our initial public offering in the U.S., or 50% on the date of our initial public offering in U.S. and another 50% on December 31, 2018, as applicable; options granted to our directors vested 100% on the first anniversary of the date of our initial public offering in the U.S. As of December 31, 2020, we had outstanding options with respect to 1,022,000 Class A ordinary shares that have been granted to our employees, directors and consultants under the 2018 share incentive plan. As a result of our grants of awards under the 2018 Plan, we incurred share-based compensation expenses of RMB26.5 million and RMB0.23 million (USD$0.04 million) in 2019 and 2020. We are required to account for share options granted to our employees, directors and consultants in accordance with Codification of Accounting Standards, or ASC 718, “Compensation — Stock Compensation” and ASC 505-50, “Equity, Equity-Based Payments to Non-Employees.” We will continue to incur and recognize additional share-based compensation expenses in the future as we continue to grant share-based incentives. We believe such incentives are necessary for us to be able attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expense associated with share-based compensation may increase, which may have an adverse effect on our financial condition and liquidity position.

Material weaknesses in our internal control over financial reporting have been previously identified, If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.

We are required to assess the effectiveness of our disclosure controls and procedures and internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of our consolidated financial statements for the years ended December 31, 2019, we and our independent registered public accounting firm identified material weaknesses in accordance with the standards established by the PCAOB. We implemented certain measures to improve our internal control over financial reporting to address the material weakness that was previously identified. See “Item 15. Controls and Procedures —Internal Control over Financial Reporting” in our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 30, 2020.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, required that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2019. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. In the future our management may again conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we became a public company, our reporting obligations have placed and continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. In addition, we may not be able to timely file our periodic reports as a public company under U.S. securities laws, which could limit the amount of information that investors receive about our company in the future and adversely affect the price of our ADSs, our business and our reputation.

In documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify new weaknesses and/or deficiencies in our internal control over financial reporting. In addition, although our management concluded that our internal control over financial reporting was effective as of December 31, 2020, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

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

We conduct all of our operations in China and all of our revenues are derived from our operations there. As the travel and hospitality industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many aspects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the China’s economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The growth rate of China’s GDP decreased in the past few years. We cannot assure you that China’s economy will continue to grow, or that if there is growth, such growth will be steady and uniform. If there is a slowdown, such a slowdown could have a negative effect on our business. There is also a possibility that China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate may be based on several current or emerging factors including: (i) occurrence of unusual circumstances, for instance, the outbreak of COVID-19; (ii) overinvestment by the government and businesses and excessive credit offered by banks; (iii) a rudimentary monetary policy; (iv) excessive privileges to state-owned enterprises at the expense of private enterprises; (v) the dwindling supply of surplus labor; (vi) a decrease in exports due to weaker overseas demand; (vii) failure to boost domestic consumption; and (viii) challenges resulted from international situations.

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

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, the imposition of sanctions on certain individuals from the U.S. by the Chinese government and various executive orders issued by former U.S. President Donald J. Trump. Rising political tensions between China and the U.S. could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may cause investors to lose confidence in Chinese companies and counterparties, including us.

Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and in January 2021 the New York Stock Exchange, or the NYSE, resolved to delist certain China-based companies in compliance with an executive order issued in November 2020. These delistings have introduced greater confusion and uncertainty about the status and prospects of Chinese companies listed on the U.S. stock exchanges. Any further such deliberations or delistings may have a material and adverse impact on the stock performance of China-based issuers listed in the United States such as us, and we cannot assure you that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our ADSs.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC and other governments. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. More recently, in 2019 and 2020, the RMB depreciated approximately 1.3% and appreciated approximately 6.3%, respectively, against the U.S. dollar. It remains unclear what further fluctuations may occur.

Substantially all of our revenues, costs and expenses are denominated in RMB. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the RMB may materially reduce any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive. Conversely, if we decide to convert our RMB into U.S. dollars for business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount.

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

We adopted our 2018 share incentive plan in January 2018. Our board of directors has authorized the issuance of up to 9,000,000 Class A ordinary shares upon exercise of awards granted under our 2018 share incentive plan. See “Item 6. Directors, Senior Management and Employees—Share Incentive Plan.” We and the PRC optionees who participate in the 2018 share incentive plan will be subject to these regulations, as such, the 2018 share incentive plan provides that the PRC optionees shall not exercise their options nor shall they purchase or subscribe for our shares before our company becomes a publicly listed company in the United States. After our initial public offering in the U.S. we have advised our employees and directors participating in the 2018 share incentive plan to handle foreign exchange matters in accordance with the Stock Option Rules. We cannot provide any assurance that we or the PRC optionees of our share incentive plans have complied or will comply with the requirements imposed by the Stock Option Rules. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions, and our ability to further grant shares or share options under our share incentive plans to, and to adopt additional share incentive plans for, our directors and employees may be restricted. Such events could adversely affect our operations.

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

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

There are significant legal and other obstacles in China to providing information needed for regulatory investigations or litigation initiated by regulators outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States involves uncertainty. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation, evidence collection and other activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

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

As a holding company, we rely principally on dividends and other payments from our wholly owned operating subsidiaries in China for our cash requirements, including funds necessary to service any debt we may incur, to pay dividends and other cash distributions to our shareholders and to pay our operating expenses. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of December 31, 2018, 2019 and 2020, total statutory reserves of our PRC subsidiaries were RMB57.7 million, RMB63.0 million and RMB70.0 million (US$10.7 million). These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer their net assets to the company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB394.4 million, RMB509.4 million and RMB777.7 million (US$119.2 million) as of December 31, 2018, 2019 and 2020, respectively. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to us or any of our other subsidiaries could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. Also see “— Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs may be subject to PRC withholding tax on dividends on, and gains realized on their transfer of, our ADSs.”

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our initial public offering to make loans or additional capital contributions to our PRC subsidiaries which would materially and adversely affect our liquidity and our ability to fund and expand our business.

In utilizing the proceeds of our initial public offering of ADSs as an offshore holding company of our PRC subsidiaries, we may make loans to our PRC subsidiaries, or we may make additional capital contributions to our PRC subsidiaries. Any loans or additional capital contributions to our PRC subsidiaries are subject to PRC regulations and approvals. For example, loans by us to our subsidiaries in China, which are foreign-invested enterprises, to finance their activities cannot exceed statutory limits and must be registered with the SAFE or its local counterpart.

We may also decide to finance our subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the total amount of investment, capital contributions to our PRC subsidiaries are no longer subject to the approval of the PRC Ministry of Commerce or its local branches. Instead, we are required to file and submit required information and documents online within 20 working days of such event. However, we cannot assure you that the regulations will always remain favorable to us. If the regulations are revised in the future or we fail to complete such registration or obtain such approvals on time, our ability to use the proceeds from our initial public offering of ADSs and to capitalize our operations in the PRC may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

It is unclear whether we will be considered as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs who are not PRC residents may be subject to PRC withholding tax on dividends on, and gains realized on their transfer of, our ADSs.

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

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. The audit committee is aware of the policy restriction and communicated with our independent auditor to ensure compliance.

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

The audit report included in this annual report is prepared by an auditor who has not been inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection. In addition, the adoption of any rules, legislations or other efforts to increase U.S. regulatory access to audit information could cause uncertainty, and we could be delisted if we were unable to meet any PCAOB inspection requirement in time.

Our independent registered public accounting firm that issues the audit report included in this annual report, as auditors of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to fully conduct inspections without the approval of the Chinese authorities, our auditors have not been inspected by the PCAOB. Furthermore, the PRC Securities Law, which became effective in March 2020, has in principle prohibited organizations or individuals from providing documents and materials relating to securities business activities to overseas parties, such as the PCAOB, without the consent of the competent PRC securities regulators and relevant authorities. According to Article 177 of the PRC Securities Law, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects the U.S. regulators’ heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on the U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the report are expected to be subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the report, and that the SEC was soliciting public comments and information with respect to these proposals. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the NYSE, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in December 2020, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement the foregoing certification and disclosure requirements and that it was seeking public comment on the issuer identification process as well as the submission and disclosure requirements. Furthermore, the HFCA Act amends the Sarbanes-Oxley Act of 2002 to require the SEC to prohibit securities of any U.S. listed companies from being traded on any of the U.S. national securities exchanges, such as NYSE and NASDAQ Stock Market, or in the U.S. “over-the-counter” markets, if the auditor of the U.S. listed companies’ financial statements is not subject to PCAOB inspections for three consecutive “non-inspection” years after the law becomes effective. The SEC has not yet identified a list of issuers whose auditors are not subject to PCAOB inspections. Enactment of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. We cannot assure you that we will not be identified by the SEC as an issuer whose audit report is prepared by auditors that the PCAOB is unable to inspect or investigate. We cannot assure you that, once we have a “non-inspection” year, we will be able to take remedial measures in a timely manner, and as a result, and we cannot assure you that we will be able to continue to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the NASDAQ Stock Market, or that you will be allowed to continue to trade our shares or ADSs.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

•	negative media reports and coverage regarding us or other companies in the hospitality industry;
•	regulatory developments in our target markets affecting us, our customers or our competitors;
•	announcements of studies and reports relating to the quality of our solutions or those of our competitors;
•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
•	changes in financial estimates by securities research analysts;
•	conditions in the travel and hospitality industries;
•	changes in the economic performance or market valuations of other hospitality companies;
•	announcements by us or our competitors of new brands, acquisitions, strategic relationships, joint ventures or capital commitments;
•	addition or departure of our senior management;
•	fluctuations of exchange rates between the RMB and U.S. dollar;
•	potential litigation or administrative investigations;
•	release or expiry of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares;
•	sales or perceived potential sales of additional ordinary shares or ADSs; and
•	general economic or political conditions in China.

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

In January 2019, our board of directors declared a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS, and we paid such dividend in full in February 2019. In January 2019, we also announced plans to pay a cash dividend of US$0.20 per ordinary share per year in the near future if there is no immediate cash need for our growth or merger and acquisition opportunities. However, our board of directors has discretion as to whether to distribute any future dividends, subject to certain requirements of Cayman Islands law. In December 2019, we declared a cash dividend of US$0.25 per ordinary share, or US$0.25 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 24, 2019 were entitled to such cash dividend, and we paid such dividend in full in January 2020. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, may depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales of our ADSs, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs, or other equity or equity-linked securities in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2020, we had 103,049,863 ordinary shares outstanding including 34,762,909 Class B ordinary shares and 68,286,954 Class A ordinary shares, 10,826,746 Class A ordinary shares of which are represented by ADSs. All Class A ordinary shares represented by ADSs are freely transferable without restriction or additional registration under the Securities Act. The 34,762,909 Class B ordinary shares and 57,460,208 Class A ordinary shares held by our existing shareholders are available for sale, subject to volume and other restrictions as applicable under Rule 144 and 701 under the Securities Act.

GTI has pledged approximately 26% of our ordinary shares to Pudong Development Bank, and may be required to pledge additional ordinary shares. If Pudong Development Bank forecloses on these shares, the market price of our ADSs could decline.

GTI has pledged approximately 26% of our ordinary shares to Pudong Development Bank as security under a Euro-denominated loan of approximately RMB900 million obtained in March 2017. Approximately RMB338.1 million of the loan remains outstanding. After the completion of our initial public offering, GTI was required to pledge ordinary shares in an amount that results in Pudong Development Bank having a pledge of no fewer than 20% of our ordinary shares, and may be required to pledge additional ordinary shares if the market price of our ADSs declines. Due to the decline in the market price of our ADSs since our initial public offering, GTI was required to pledge an aggregate of 26% of our ordinary shares as of the date of this annual report. If GTI breaches certain covenants and obligations under the loan agreement, an event of default could result and Pudong Development Bank could exercise its right to accelerate all the debt under the loan agreement and foreclose on the pledged shares. The pledged shares are not subject to a lock-up agreement, and any future sale of the ordinary shares upon foreclosure could cause the market price of our ADSs to decline.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.

Our executive officers and directors beneficially own approximately 88.7% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. The concentration of our share ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs.

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

As a foreign private issuer in the U.S., we are exempt from certain disclosure requirements under the Exchange Act, which may afford less protection to holders of our ADSs than they would enjoy if we were a domestic U.S. company.

As a foreign private issuer in the U.S., we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act and the rules relating to selective disclosure of material nonpublic information under Regulation FD under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. In addition to annual reports with audited financial statements, such domestic U.S. companies are required to file quarterly reports with the SEC that include interim financial statements reviewed by an independent registered public accounting firm and certified by the company’s principal executive and financial officers. By contrast, as a foreign private issuer, we are not required under the Exchange Act to file such reports with the SEC or to provide quarterly certifications by our principal executive and financial officers. As a result, holders of our ADSs may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, conduct substantially all of our operations in China and most of our directors and substantially all of our executive officers reside outside the United States.

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly-owned entities and variable interest entities. Most of our directors and substantially all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind in a U.S. court, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Our corporate affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and by the Cayman Companies Act (As Revised) and as well as common law of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary duties of our directors are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which provides persuasive, but not binding, authority in a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, shareholders in Cayman Islands companies may not have standing to initiate a shareholder derivative action in U.S. federal courts.

As a result of the foregoing, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Our management has considerable discretion as to the use of the net proceeds from our initial public offering.

Our management has considerable discretion in the application of the net proceeds received by us from our initial public offering. You do not have the opportunity to assess whether proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of our initial public offering. The net proceeds may be used for corporate purposes that do not improve our efforts to maintain profitability or increase our ADS price. The net proceeds from our initial public offering may be placed in investments, such as short-term investments, that do not produce income or that lose value.

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

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for 2020 and we do not expect to be a PFIC for 2021 or the foreseeable future, although there can be no assurance in this regard. If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse U.S. federal income tax consequences to you if you are a U.S. Holder, as defined under “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations—Passive Foreign Investment Company.” There can be no assurance that we were not a PFIC for 2020, or that we will not be a PFIC for our current or any future taxable year.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three (3) votes per share on all matters subject to vote at general meetings of the Company. Our existing shareholder GTI holds 56,589,300 Class A ordinary shares and all 34,762,909 Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting rights attached to shares in these two classes, GTI owns approximately 93.2% of the total voting power of our issued and outstanding ordinary shares. Mr. Alex S. Xu, our founder, chairman and chief executive officer, by virtue of this 83.9% voting power of GTI, which entitles Mr. Xu to nominate or replace all directors of GTI, and determine how GTI exercises the voting power in our company, is considered to beneficially own the shares held by GTI. As a result, Mr. Xu has significant voting rights over matters requiring shareholders’ approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise their rights.

Holders of our ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of your voting instructions in a timely manner, the depositary will vote or attempt to vote the underlying Class A ordinary shares represented by your ADSs in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares represented by your ADSs unless you withdraw such shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders to convene a general meeting will be ten calendar days. When a general meeting is convened, you may not receive sufficient notice of the meeting to enable you to withdraw the underlying Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting or to cast your vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly.

Under the deposit agreement, if we request the depositary to act at a general meeting, we will give the depositary notice of the meeting at least 30 business days in advance of the meeting in order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to underlying Class A ordinary shares represented by your ADSs. However, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. Where any matter is to be put to a vote at a general meeting, we will make all reasonable efforts to cause the depositary to notify you of the upcoming vote and to deliver our voting materials to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may lack recourse if the underlying Class A ordinary shares represented by your ADSs are not voted as you request. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

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

GreenTree Hospitality Group Ltd., or GreenTree Hospitality, was incorporated in October 2017 as a wholly-owned subsidiary of GTI. In November 2017, GreenTree Hospitality issued 48,635,251 Class A ordinary shares and 42,716,957 Class B ordinary shares to GTI in exchange for the entire share capital of GreenTree Samoa then held by GTI. On March 11, 2018, we redesignated 7,954,048 of our Class B ordinary shares as Class A ordinary shares. As of December 31, 2020, 82.9% of our Class A ordinary shares and 100% of our Class B ordinary shares are owned by GTI, our parent company.

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

Principal Offices

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

We are the leading pure play franchised hotel operator in China. We achieved more than 95.0% of franchised-and-managed hotels in our hotel network as early as 2013, and currently operate with 99.1% of franchised-and-managed hotels in our network. Our pure play franchised model allows us to expand rapidly in an asset-light manner and have brought us substantial financial performance in terms of profitability, return on investments and success to its franchisees.

As of December 31, 2020, our nationwide hotel network consisted of 4,340 hotels with 315,335 rooms in China, covering all 4 centrally-administrated municipalities and 345 cities throughout all 31 provinces and autonomous regions in China, as well as an additional 1,186 hotels that were contracted for or under development. We operate one of the fastest growing hotel networks in China – from 2012 to 2020, we grew from 792 to 4,340 hotels at a CAGR of 23.7% and from 70,934 to 315,335 rooms at a CAGR of 20.5%. Rooted in China’s hospitality market with the largest addressable market, we are well positioned as a market leader to capture the robust momentum in China’s economic growth and growing consumer demand for value-for-money options. Our strong presence in China’s thriving Tier 3 and lower cities also presents substantial expansion opportunities for a market leader like us to capture the growth opportunities in China’s booming hospitality industry and further enhance our profitability.

Brands have paved the way for our continuous success. We have built a strong suite of well-recognized and diversified brands, each with unique attributes and strengths to appeal to different consumer segments and franchisee needs, enabling us to capture a wide spectrum of market opportunities. We started as an operator of mid-scale market brands – our first and flagship brand, GreenTree Inns, caters to the needs of value-conscious business travelers and leisure travelers. Over the past 16 years, GreenTree Inns has grown into a beloved Chinese household name that is synonymous with comfort, high quality and affordability. Through organic development and acquisitions, we have since successfully rolled out a number of brands in the luxury, mid-to-up-scale and economy to mid-scale market segments to capture the growth opportunities along the industry value chain. Today, our brand portfolio has grown to comprise more than 20 brands, including (i) luxury brand Argyle, which was acquired in 2019; (ii) mid-to-up-scale brands including GreenTree Eastern founded in 2012, Gem, Gya and Vx brands founded in 2017, Deep Sleep Hotel, which was adopted from one of our franchisees in 2018, Ausotel brand, also consolidated from Argyle in 2019, Urban Garden and others, which were acquired in 2019; and (iii) mid brands including GreenTree Inns founded in 2004, GT Alliance founded in 2008, Vatica founded in 2013, GreenTree Apartment founded in 2018, City 118 Selected and others consolidated from Urban Hotel Group in 2019; and (iv) economy brands including Shell founded in 2016, City 118 and others which were consolidated from Urban Hotel Group in 2019.

Over the years, we have successfully forged an all-win ecosystem for our franchisees, guests and employees through a highly effective and scalable franchise management system, a set of strong direct sales channels coupled with an established membership program and a suite of state-of-the-art technologies and tools optimizing hotel operations and enhancing guest experiences.

•A highly effective and scalable franchise management system, which empowers our franchisees and enables us to grow rapidly. This system effectively manages the full life cycle of a franchised hotel with a high degree of standardization, and ensures quality service to be consistently delivered to our guests. Through our franchise management system, we guide and hand-hold our franchisees every step of the process, starting from new project initiation and planning, site selection, decoration, procurement, hotel opening preparation, daily operation, quality inspection to hotel closure. Our strong and supportive franchise system enables our franchisees to generate highly attractive investment returns, which we believe is both a strong attraction for potential franchisees and a strong incentive for existing franchisees to open multiple hotels.

•Strong direct sales channels coupled with an established membership program. We have successfully built up a set of strong direct sales channels, and are able to sell a predominant proportion of our room night through our strong direct sales channels comprising our website, mobile apps, WeChat mini-program and reservation functions embedded in a number of popular apps. In 2020, we sold approximately 92.8% of our room nights through our direct sales channels, while OTAs contributed approximately 7.2% of our room nights. We have also accumulated a vast base of loyal individual members and corporate members. Our loyal individual members increased with a CAGR of approximately 41.0% from approximately 1.8 million members as of December 31, 2010. As of December 31, 2020, we had approximately 1,670,000 corporate members and 56 million individual members, who have registered with us and enjoy a range of different benefits, including discounts on room rates, priority in making hotel reservations. In 2018, 2019 and 2020, our corporate members and loyal members booked 72.5%, 73.9% and75.1%, respectively, of room nights in our hotel network. Our strong direct sales channels, coupled with an established membership program, effectively deliver large volumes of guests with reduced sales and marketing expenses and enhances customer loyalty.

•A suite of state-of-the-art technologies and tools. We have developed an industry-leading, proprietary technology infrastructure that optimizes franchisee operations, enhances customer experience, increases our management efficiency, and supports our fast growth. We have developed a series of tools/technologies to improve the efficiency of our internal operations, to support franchisee/hotel level operations, and to improve guest satisfaction from booking until check-out.

Our Hotel Network

We provide guests at each of our different brands of hotels with conveniently-located, clean, comfortable and quality accommodations at competitive prices. We cater primarily to the needs of value- and quality-conscious business travelers and leisure travelers.

As of December 31, 2020, our overall hotel network consisted of 4,340 hotels with 315,335 rooms in operation covering 345 cities in China, and an additional 1,186 hotels with 83,106 rooms that were contracted for or under development. Out of those 1,186 hotels, 504 hotels were contracted for, and the remaining 682 hotels were under development.

The following map depicts the geographic coverage of our hotel network as of December 31, 2020.

We expand into a new city if it meets our selection criteria, especially potential for economic growth, geographic location and affordability of long-term rent. First, as a result of one of our strategies to build a dense network of hotels in the most affluent regions in China with high growth potential, 42.0% of our hotels were located in the Greater Yangtze River Delta region, while 11.5% of our hotels were located in Beijing/Tianjin/Hebei province as of December 31, 2020. Within these regions, we select locations to achieve a balanced rental rate and RevPAR, thereby ensuring attractive returns for our franchisees. Secondly, we continuously penetrated into Tier 3 and lower cities to capture the robust growth and growing consumer demand. As of December 31, 2020, 402 of our 4,340 hotels were located in Tier 1 cities (9.3%), 1,015 in Tier 2 cities (23.4%) and 2,923 in other cities (67.3%). Taking into account of the hotels under development as of the same date, by December 31, 2020, the number of our hotels located in Tier 3 cities and lower cities will further increase to 3,753 representing 67.9% of our total hotels in operation and under development. Furthermore, we will accelerate our expansion into the mid-scale to luxury markets in central China, southeast China and southwest China. We will put additional effort and build up flagship hotels for Tier 1 and Tier 2 cities with strategic positions around transportation hubs, central business districts, or government centers in Tier 1 and Tier 2 cities.

The following table sets forth a breakdown by geographic locations of our hotels as of December 31, 2020.

City	Franchised- and- managed Hotels	Leased-and- operated Hotels	Contracted for or under Development Franchised- and- managed Hotels	Contracted Leased-and- operated Hotels	Total
Shanghai Municipality and 61 cities in
Jiangsu, Zhejiang and Anhui Provinces	497	4	111	–	612
Beijing, Tianjin Municipalities and Hebei Province	1,800	21	378	2	2,201
Other cities	2,003	15	694	1	2,713

The following table sets forth a breakdown of locations of our hotels by Tier 1, Tier 2, Tier 3 and lower cities as of December 31, 2020.

City	Franchised- and- managed Hotels	Leased-and- operated Hotels	Contracted for or under Development Franchised- and- managed Hotels	Contracted Leased-and- operated Hotels	Total
Tier 1 cities	389	13	50	1	453
Tier 2 cities	999	16	307	–	1,322
Tier 3 and lower cities	2,912	11	826	2	3,751
Total	4,300	40	1,183	3	5,526

The following table sets forth a breakdown of the number of our hotels in operation by operational model as of December 31, 2020.

	Total Number of Hotels	Number of Hotels Opened for Over Six Months	Number of Hotels Opened for Less than Six Months	Average Number of Rooms per Hotel	Typical Lease/Franchise Term
Franchised-and-managed hotels
Argyle	23	18	5	206	10 -20 years
GreenTree Eastern	146	106	40	102	10 -20 years
Gem	33	28	5	89	10 -20 years
Gya	40	25	15	83	10 -20 years
Vx	33	23	10	81	10 -20 years
Deep Sleep Hotel (无眠酒店)	2	1	1	80	10 -20 years
Ausotel	11	10	1	126	10 -20 years
Urban Garden and others*	79	70	9	62	10 -20 years
GreenTree Inn	2,143	1,979	164	84	10 -20 years
GT Alliance	374	303	71	76	10 -20 years
GreenTree Apartment	12	9	3	63	10 -20 years
Vatica	121	119	2	72	10 -20 years
City 118 Selected and others*	115	110	5	49	10 -20 years
Shell	620	561	59	43	5 years
City 118 and others*	548	533	15	47	5 -20 years
Leased-and-operated hotels
GreenTree Eastern	5	4	1	146	10 -20 years
Gem	2	2	–	129	10 -20 years
Gya	2	1	1	119	10 -20 years
Deep Sleep Hotel (无眠酒店)	1	1	–	62	10 -20 years
Ausotel	2	-	2	140	10 -20 years
GreenTree Inn	20	18	2	134	10 -20 years
GreenTree Apartment	1	1	–	107	10 -20 years
Urban Garden and others*	4	2	2	107	10 -20 years
City 118 and others*	3	3	-	137	5 -20 years

*Others include other brands in each segment of Urban.

Franchised-and-managed hotels. As of December 31, 2020, we had 4,300 franchised-and-managed hotels, accounting for 99.1% of all of our hotels in operation. For our franchised-and-managed hotels, we license our relevant brand to property owners, lessors or existing hotel operators who become our franchisees, and we give the franchisees the right to use our brand name, logo, operating manuals and procedures. We generate revenue from collecting an initial franchise fee and a percentage of revenue in each period without franchisees’ loss. Hotels under the franchised-and-managed business model will be converted in accordance with our brand standard, including conforming the hotel property to the standard design and layout of the corresponding brand offering under our supervision, becoming integrated into our central reservation system and hotel management IT system, being staffed with well-trained general managers and other managerial personnel and being included in our consumable goods procurement system. This conversion progress ensures our ability to provide services of consistent quality to our hotel guests.

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

Franchise Agreements and Cost Structure. Our franchise agreements typically carry terms of 10 to 20 years. Under our typical franchise agreements, the franchisee is required to pay an initial one-time franchise fee of RMB150,000 to RMB250,000, depending on the size of the property, a one-time system installation fee and a one-time project consultancy fee, and recurring monthly franchise management fees of 3% to 5% of total revenue, which primarily consist of ongoing management and service fees based on a certain percentage of room revenues, as well as system maintenance, reservation fees to use our central reservation system and other support fees, including marketing fees to cover expenses associated with marketing and media advertising. The initial fee and ongoing franchise management fee are intended to cover our operating expenses, such as expenses incurred for purposes of business development, quality assurance, administrative support and other franchise services and to provide us with operating profits. Pursuant to the typical franchise agreement, we are entitled to terminate the franchise under a number of circumstances, including: franchisee insolvency or bankruptcy; falsification of revenue by the franchisee; and unapproved transfer of the property by the franchisee. We may also terminate a franchise agreement where the franchisee fails to cure any of the following conditions within 30 days: failure to make necessary repairs; failure to maintain required insurance; operation of the hotel in violation of applicable laws and regulations; and failure to pass periodic inspections made by us. Franchisees generally have the right to terminate the franchise agreement in the event of our default in performing our obligations under the franchise agreement.

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

Leased-and-operated Hotels. As of December 31, 2020, we had 40 leased-and-operated hotels, accounting for 0.9% of all of our hotels then in operation. For all but three of our leased-and-operated hotels, we lease properties from property owners or lessors and we are responsible for all costs of construction, ongoing maintenance and repairs in connection with converting the property to conform to the standards of our brands and all hotel operating expenses. Rent is generally paid on a quarterly or semiannual basis. Our typical lease term ranges from 10 to 20 years with an initial three- to six-month rent-free period. Upon a lease’s expiry, we generally have the right to remove and dispose of any removable facilities, equipment and appliances, while leasehold improvements and fixtures will be kept by the real estate owner or lessor. Our leases typically contain a penalty for early termination that is equal to double the daily rent times the number of days remaining on the lease. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of the subject property, in which case we have a preemptive right to purchase the property on conditions and terms equivalent to those being offered by the lessor.

Hotel Performance

The following table presents certain selected operating data as of and for the dates and periods indicated. Our revenues have been and will continue to be significantly affected by these operating measures which are widely used in the hospitality industry.

	As of December 31,
	2018	2019	2020
Total hotels in operation:
Franchised-and-managed hotels	2,728	3,923	4,300
Argyle	-	20	23
GreenTree Eastern	84	102	146
Gem	9	26	33
Gya	1	25	40
Vx	11	22	33
Deep Sleep Hotel	-	1	2
Ausotel	-	10	11
Urban Garden and others*	-	71	79
GreenTree Inns	1,856	1,991	2143
GT Alliance	302	314	374
GreenTree Apartment	-	6	12
Vatica	117	121	121
City 118 Selected and others*	-	108	115
Shell	348	541	620
City 118 and others*	-	565	548
Leased-and-operated hotels	29	34	40
GreenTree Eastern	3	3	5
Gem	-	1	2
Gya	-	1	2
Deep Sleep Hotel	1	1	1
Ausotel	0	0	2
Urban Garden and others*	-	1	4
GreenTree Inns	25	22	20
GreenTree Apartment	-	1	1
City 118 and others*	-	4	3
Total	2,757	3,957	4,340
Total rooms:
Franchised-and-managed hotels	217,795	285,736	310,447
Argyle	-	4,556	4,749
GreenTree Eastern	9,055	10,831	14,888
Gem	841	2,259	2,944
Gya	63	2,029	3,334
Vx	969	1,816	2,681
Deep Sleep Hotel	-	99	159
Ausotel	-	1,183	1,386
Urban Garden and others*	-	4,706	4,915
GreenTree Inns	159,604	168,626	178,922
GT Alliance	23,607	24,141	28,560
GreenTree Apartment	-	264	755
Vatica	8,674	8,907	8,749
City 118 Selected and others*	-	5,171	5,603
Shell	14,982	23,617	26,784
City 118 and others*	-	27,531	25,984
Leased-and-operated hotels	3,734	4,290	4,888
GreenTree Eastern	432	432	731
Gem	-	138	258
Gya	-	138	238
Deep Sleep Hotel	62	62	62
Ausotel			280
Urban Garden and others*	-	123	427
GreenTree Inns	3,240	2,788	2,373
GreenTree Apartment	-	69	107
City 118 and others*	-	540	412
Total	221,529	290,026	315,335

*Others include other brands in each segment of Urban.

	For the Year Ended December 31,
	2018	2019	2020
Occupancy rate (as a percentage)(1)
Franchised-and-managed hotels	82.3%	81.1%	68.9%
Argyle	-	54.8%	38.3%
GreenTree Eastern	71.3%	74.4%	68.5%
Gem	49.6%	67.2%	64.9%
Gya	70.8%	56.8%	66.6%
Vx	52.4%	67.6%	68.4%
Deep Sleep Hotel	-	51.5%	44.7%
Ausotel	-	59.6%	44.7%
Urban Garden and others*	-	54.3%	50.6%
GreenTree Inns	84.0%	83.8%	73.7%
GT Alliance	75.0%	76.6%	66.1%
GreenTree Apartment	-	48.9%	50.8%
Vatica	80.1%	82.7%	70.8%
City 118 Selected and others*	-	57.6%	54.5%
Shell	76.1%	77.7%	71.6%
City 118 and others*	-	50.8%	46.3%
Leased-and-operated hotels	68.0%	66.1%	57.8%
GreenTree Eastern	56.5%	52.8%	48.1%
Gem	-	58.1%	57.8%
Gya	-	82.3%	55.8%
Deep Sleep Hotel	79.0%	78.7%	65.8%
Ausotel			72.1%
Urban Garden and others*	-	56.1%	51.9%
GreenTree Inns	69.6%	68.1%	60.6%
GreenTree Apartment	-	57.4%	71.8%
City 118 and others*	-	71.8%	55.8%
Total hotels in operation	82.1%	80.9%	68.7%

Average daily rate (in RMB)
Franchised-and-managed hotels	163	169	152
Argyle	-	310	239
GreenTree Eastern	220	223	195
Gem	172	186	180
Gya	368	204	195
Vx	177	178	175
Deep Sleep Hotel	-	179	168
Ausotel	-	338	287
Urban Garden and others*	-	159	161
GreenTree Inns	163	167	152
GT Alliance	167	172	148
GreenTree Apartment	-	149	149
Vatica	155	157	144
City 118 Selected and others*	-	134	133
Shell	138	141	129
City 118 and others*	-	123	123
Leased-and-operated hotels	205	211	179
GreenTree Eastern	277	259	216
Gem	-	240	197
Gya	-	247	220
Deep Sleep Hotel	245	242	237
Ausotel			259
Urban Garden and others*	-	205	214
GreenTree Inns	196	202	171
GreenTree Apartment	-	175	71
City 118 and others*	-	133	121
Total hotels in operation	164	170	152

RevPAR (in RMB)
Franchised-and-managed hotels	134	137	105
Argyle	-	170	91
GreenTree Eastern	157	166	134
Gem	85	125	117
Gya	261	116	130
Vx	93	120	119
Deep Sleep Hotel	-	92	75
Ausotel	-	201	128
Urban Garden and others*	-	87	82
GreenTree Inns	137	140	112
GT Alliance	125	132	97
GreenTree Apartment	-	73	76
Vatica	124	130	102
City 118 Selected and others*	-	63	73
Shell	105	109	93
City 118 and others*	-	63	57
Leased-and-operated hotels	139	140	104
GreenTree Eastern	157	137	104
Gem	-	139	114
Gya	-	203	123
Deep Sleep Hotel	194	190	156
Ausotel			187
Urban Garden and others*	-	115	111
GreenTree Inns	136	138	104
GreenTree Apartment	-	101	51
City 118 and others*	-	96	68
Total hotels in operation	135	137	105

(1)	Based on number of available rooms.

*Others include other brands in each segment of Urban.

Our Brands

	Brands	Number of hotels in operation as of December 31, 2020	Number of hotels contracted for or under development as of December 31, 2020
Luxury	Argyle	23	52
Business to Mid-to-up-scale	GreenTree Eastern	151	79
	Gem, Gya and Vx	110	77
	Deep Sleep Hotel	3	3
	Ausotel	13	18
	Urban Garden and others	83	71
Mid-scale	GreenTree Inns	2,163	316
	GT Alliance	374	68
	GreenTree Apartment	13	31
	Vatica	121	20
	City 118 Selected and others	115	48
Economy	Shell	620	239
	City 118 and others	551	164
Total		4,340	1,186

We launched the current business of operating and managing a multi-brand hotel group in 2004. Our main brand, GreenTree Inns, caters to the needs of value-conscious business travelers and leisure travelers. We also offer GT Alliance hotels that feature distinctive designs and furnishings from our GreenTree Inns brand. We launched our GreenTree Eastern brand as our first hotel offering designed to provide a level of service commensurate with four-star hotels for quality-conscious business travelers at mid-to-up-scale price points. Our mid-scale brand Vatica and economy brand Shell offer vibrant accommodations suited to young professionals and travelers. We have expanded our brand portfolio in the mid-to-up-scale segment, with Gem, Gya and Vx brands launched in 2017 and Deep Sleep brand in 2018, which complement the diversity and style of our hospitality offerings. During the second half year of 2018, we started our GreenTree apartment business. Hotel network ranging from stylish economy to luxury hotel brands were also consolidated into our portfolio with the acquisition completion of Argyle and Urban in 2019.

GreenTree Eastern. Founded in 2012, our GreenTree Eastern brand of premium boutique hotels that are designed to provide a level of service commensurate with four-star hotels to quality-conscious business travelers at mid-to-up-scale price points. GreenTree Eastern hotels are generally located in busy commercial centers and urban high-tech zones, and are priced between RMB300 and RMB600 per room night. These hotels feature more customized room layouts, stylish working spaces and healthy dining as well as beauty and health spas.

Gem. Founded in 2017, our Gem brand of hotels are mid-to-up-scale business hotels that are designed to be a calm and unique heaven for business travelers. “Go with Me”, the Gem brand takes business travelers to a space with rich culture and graceful taste. Our Gem branded hotels are priced between RMB280 and RMB350 per room night.

Gya. Founded in 2017, our Gya brand of hotels are mid-to-up-scale smart, fashionable and trendy hotels that are designed to be a chic club that highlights individuality. A rendezvous with Gya hotels take travelers to a spiritual sanctuary in the busy world. Our Gya branded hotels are priced between RMB280 and RMB350 per room night.

Vx. Founded in 2017, our Vx brand of hotels are mid-to-up-scale leisure hotels that combine youthful trends with artistic interiors to allow each hotel to make a mark on the local culture scene. The colorful lobbies and artistic designs create a “Very Relaxing” space for travelers at our Vx brand of hotels. Our Vx branded hotels are priced between RMB280 and RMB350 per room night.

Deep Sleep. Adopted from one of our franchisees in 2018, our Deep Sleep branded hotel is an mid-to-up-scale hotel that provides comfortable, intimate, simple and stylish spaces to business travelers for “a deep sleep.” Our Deep Sleep branded hotel is priced between RMB270 and RMB400 per room night.

GreenTree Inns. Founded in 2004 with our first hotel opened in Shanghai, GreenTree Inns is designed to provide a level of service commensurate with three-star hotels and value to business and leisure travelers at mid-scale price points. These hotels are typically located in areas close to major business and commercial districts, and are priced between RMB180 and RMB400 per room night. These hotels feature spacious lobbies and our uniform GreenTree Inns decorative style, and provide free high-speed Internet access, cable television, conference rooms, business centers and exercise facilities. Most of our GreenTree Inns hotels provide food and beverage through onsite restaurants.

GT Alliance. Founded in 2008, our GT Alliance brand offers unique hotels in desirable locations to deliver individualized experiences with distinctive decor and furnishings for our guests. GT Alliance hotels are typically designed to provide a level of service commensurate with three-star hotels, and are priced between RMB150 and RMB400 per room night. We provide GT Alliance branded hotels with our standard operating procedures and proprietary Property Management System to help ensure a uniform quality of services for our guests. Most of the GT Alliance hotels provide food and beverage through onsite restaurants.

GreenTree Apartment. Founded in 2018, our GreenTree Apartment is committed to providing medium and long term apartment rental service for new urbanites, and expanding into the market with midscale economic products. GreenTree Apartments are priced at more than RMB150 per room night.

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

Argyle. In April 2019, Argyle was consolidated into our portfolio, with mid-to-up-scale and luxury brands, including Argyle Grand Hotel, Argyle Boutique Hotel, Argyle Resort, Argyle Hotel, Ausotel and Ausotel Smart, Argyle Suit, ranging from stylish business hotels to five-star luxury hotels, all showcasing the unique Australian lifestyle and flavors. The majority of these properties are located in Southwest China. Strategically, Argyle’s highly distinguished brand portfolio and geographic coverage are highly complementary to GreenTree’s business and expansion plans.

Urban. In December 2019, Urban was consolidated into our portfolio, with nine distinct brands, including Han Hotel, Urban Garden Hotel, City 118 Selected, and City 118, covering the economy segment to mid-to-up-scale segment, to deliver a variety of superior business and leisure services to guests at fair prices.

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

We have accumulated a strong base of loyal hotel guests, including over 1,670,000 corporate members and approximately 56 million individual members as of December 31, 2020. In 2018, 2019 and 2020, our corporate members and individual members book approximately 72.5%, 73.9% and 75.1%, respectively, of room nights in our hotel network. In addition, approximately 67% of our individual members are between the ages of 20 and 40, which represents the youthful core of our loyal guest community whose spending power is expected to grow in years to come. The following table shows the breakdown of our membership by age:

Age Group
Age 21 to 30	28%
Age 31 to 40	39%
Age 41 to 50	23%
Others	10%

Our loyal membership program increases membership retention rate, enhances members’ loyalty and commitment to our services and encourages individual members and corporate members to repeatedly use our central reservation system as well as other membership services, substantially keeping our low dependence on third party reservation channels. In 2020, we sold approximately 92.8% of our room nights through our direct sales channels, while OTAs contributed approximately 7.2% of our room nights. The extensive network of corporate members and individual members provides us a stable base of repeat guests, which is in turn an attractive marketing message to potential franchisees.

Hotel Development

We have adopted a systematic process with respect to the planning and execution of new development projects for our franchised-and-managed and leased-and-operated hotels. When assessing potential franchising opportunities, we consider and evaluate factors such as the quality of the prospective franchisee and consistency with our standards. The franchise agreement must be based on our standard form and is processed through the same internal review procedure as our lease agreements.

Market and Hotel Selection Criteria

We seek franchised-and-managed or leased-and-operated properties that meet the following general market and specific hotel criteria:

General Market Criteria. We follow a return-driven approach in selecting hotel locations. We focus on cities that are approaching, or have already entered into, periods of significant economic growth. Such cities generally show growth in certain business segments as measured by employment opportunities, population growth rates, tourism and convention activities, air traffic volume, local commercial real estate occupancy, and retail sales volume. Cities that exhibit growth in these areas typically have strong demand for hotel facilities and services. Cities which we target include provincial capitals, national economic centers, special economic zones, urban tourist destinations and regional transportation hubs. As a result of one of our strategies to build a dense network of hotels in the most affluent region in China with high growth potential, 42.0% of our hotels were located in the Greater Yangtze River Delta region, while 11.5% of our hotels were located in Beijing/Tianjin/Hebei region as of December 31, 2020. Meanwhile, as China continues to develop its high-speed rail networks and more enterprises move from coastal cities to inland cities, we are placing greater emphasis on expanding our operations in Tier 3 and lower cities. We select locations that will help us achieve a balanced rental rate and RevPAR, many of which are located in Tier 3 and lower cities, thereby ensuring more attractive returns for our franchisees. Furthermore, we will accelerate our expansion into the mid-scale to luxury markets in Tier 1 and Tier 2 cities, where we also follow this return-driven approach.

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

Hotel Development Team. Our hotel development team consisted of 199 members as of December 31, 2020, many of whom have over two years of experience in real estate development and construction. As of the same date, our hotel development team was led by 50 managers. Each regional manager has in-depth knowledge of the target markets in the specific region, and draws on local knowledge to supervise the identification, evaluation and selection of suitable hotel properties by our business development employees.

Franchised-and-Managed Hotel Development. For our franchised-and-managed hotels, we conduct research and evaluation both on the hotel properties and on the qualifications of the potential franchisees. The hotel property research criteria and procedures are the same for our franchised-and-managed model and our leased-and-operated model. When evaluating a prospective franchisee, we review the franchisee’s financial records, credit history, indebtedness and capitalization in order to ensure that the franchisee has sufficient resources to complete the property conversion and develop the hotel to a fully operational status. We provide franchisees with our detailed design and construction manual. We generally supervise the construction process and offer cost-savings suggestions. These measures assist franchisees in refurbishing, renovating or constructing their properties after they join our brands and helps them meet our brand specifications. Before construction is completed, we carry out a series of pre-opening activities, such as inspecting the quality of the converted property, identifying and appointing the general manager and other members of the hotel management team, and training hotel staff in anticipation of the hotel’s opening. After a franchise agreement is executed, it typically takes between five and 12 months to open the subject hotel for business. Our business development team actively participates in local hotel associations and industry conferences to expand our network, to become more familiar with local markets and explore cooperation opportunities with potential franchisees. We also attract potential franchisees through word-of-mouth referrals made by our existing franchisees, our marketing efforts, and the experience of guests satisfied with our quality service.

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

Hotel Management

Our management team has accumulated significant experience with respect to the operation of economy hotels, mid-scale hotels as well as mid-to-up-scale hotels. Building on this experience, our management team has developed a robust operational platform for our domestic operations in China, implemented a rigorous budgeting process, and utilized our information systems to monitor the performance of our hotels. Our hotels are managed by general managers trained by us. General managers report to regional managers and are responsible primarily for the day-to-day operation of our hotels. The regional managers oversee the operation of each hotel in the relevant regions and they also regularly visit the hotels and supervise the marketing and promotion programs implemented by the general manager of the hotel. General managers are involved early on in the process of constructing or converting a new property through the opening of the new hotel. General managers, along with our quality inspection team, construction team and regional managers, are responsible for implementing our standards for brand quality, handling personnel matters of hotel staff, maintaining proper financial reports and records, overseeing procurement of hotel supplies to be purchased locally, and implementing marketing and promotional programs. Each general manager serves as the primary contact point between our headquarters and every hotel, and works closely with our corporate level departments in managing the performance of the hotels for which the general manager is responsible.

Key features of our hotel management include the following:

Pricing. We set the room rates of our hotels based on a number of factors, including local market conditions with reference to room rates set by our competitors, historical levels, recent occupancy levels and seasonal occupancy fluctuations. As we primarily target individual business travelers and leisure travelers, the month in which the Chinese New Year falls generally accounts for a lower portion of our annual revenues than other months, due to generally lower occupancy rates. Our headquarters in Shanghai reviews and establishes standard room rates. Thanks to our updated revenue management system, room rate changes can be approved automatically when the system is able to identify a rationale for a room rate adjustment by studying big data in the market. Otherwise, an individual hotel will conduct a market study, and then send its proposed price change to our operation department and marketing department for approval, generally within 24 hours. We regularly review room rates at each of our hotels under both franchised-and-managed and leased-and-operated models and adjust rates based on occupancy levels, neighborhood market performance, historical levels, seasonality, and reports from our general managers. We also negotiate contract rates with corporate members whose employees regularly stay at our hotels.

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

Flexible and Cost-effective Procurement. We have a flexible procurement system that enables us to obtain the best pricing available for the quality of goods sourced for our hotels and to minimize operating expenses. We maintain a list of approved suppliers for goods used in our hotels which display any of our logos or brands. As a leading hotel network in China, we have significant leverage in price negotiations with our suppliers and enjoy cost savings by purchasing in bulk, which cost savings we pass on to franchisees directly. Franchisees are encouraged to negotiate favorable delivery prices directly with these suppliers. Franchisees are also encouraged to recommend quality suppliers to us that meet our stringent standards, including as to quality, price, delivery and maintenance services, and that can be approved by our central purchasing department. For other goods that do not display our logos or brands, franchisees can opt to use either one of our approved suppliers or other suppliers as long as they can meet our standards. Franchisees can procure the high-quality amenities and hotel consumables at favorable prices and terms and settle directly with the vendors via 168 Mall, which partially serves as a procurement facilitation platform, where a group of qualified vendors we have screened and selected over the years are able to list their products and market to franchisees directly. We believe this approach helps distinguish our brands, defines the style of our hotels and ensures quality and consistent experience for our guests.

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

KOSMOS University and e-Learning Program. KOSMOS University, formerly known as GreenTree Academy formed in 2006, is our internal hotel management school. Each of our general manager candidates is required to complete a two-month training program through the KOSMOS University. The first stage of this training program is one-month classroom study, and the second stage is one month of on-site training conducted at one of our hotels. The one-month classroom study features live lectures covering hotel operation and management skills. The one month on-site training provides our general manager candidates with an opportunity to apply all of the skills they have learned and to gain a better understanding of our GreenTree Inns standards our guest-focused and our service-oriented philosophy. Trainers and professors for our KOSMOS University are invited from our own senior management team and outside professionals in the hospitality industry. In addition to cultivating our general manager candidates, our KOSMOS University also is responsible for delivering training to our new hotel employees and regional general managers, each course program with different focuses. Our KOSMOS University supervises and assists the general manager of each hotel to conduct weekly training for hotel employees at various levels. The KOSMOS University coordinates to compile and disseminate training materials, monitors progress and assesses training results. We currently have 45 dedicated staff to organize and coordinate the training activities delivered by the KOSMOS University. In addition, we also have an e-Learning Program in place through which all training materials are organized and uploaded to our internal website. Through our e-Learning Program, all valuable knowledge and experience is preserved and accumulated and can be broadly shared and conveniently referred to by our employees. In order to be granted a promotion, hotel employees either on our payroll or the payrolls of our franchisees need to complete certain KOSMOS University and/or e-Learning Program modules and pass exams relevant to their desired job role. In 2020, especially during the first half of the year, trainees were forbidden to gather for study due to the impact of COVID-19. Our KOSMOS University continued to provide training courses via remote video. Nearly 1,000 general managers and regional managers were trained during 2020, and more than 1,700 courses were displayed on the online learning platform.

Hotel Information and Operational Systems

Our proprietary information and operational systems, which compiles information from all of our hotels with our operational systems, is a key tool that allows us to track occupancy levels, average daily rate, RevPAR, net operating income and other important operational data and performance indicators for each of our hotels and operating divisions. These systems facilitate the storage, processing and analysis of large amounts of data, which we use to improve our cost-efficiency, to allocate managerial and marketing resources more effectively, to analyze the impact of our marketing and promotional campaigns and set prices levels to maximize RevPAR. By centralizing and organizing our operations and financial data, our information and operational systems enable us to respond promptly and effectively to business trends in specific hotels or localities. We believe that centralizing our information and operational systems and providing our franchisees with ongoing access to these systems and information also helps our franchisees to operate more profitably, enhancing our ability to retain existing franchisees and attract new franchisees with operation efficiency and cost-efficiency.

Our principal hotel information and operational systems comprise the following:

Technologies for internal operations. We consistently look into how our employees interact with technologies and have adapted to the needs of the modern workforce. As early as 2014, we developed and launched a suite of innovative tools that digitize every key aspect of our frontline employees’ daily routines. This set of tools modernizes the traditional handwritten logs for frontline employees, and thereby increases the speed and efficiency of our entire business process, from the moment when a new hotel project is signed, to our construction or conversion, daily operations and quality assurance.

“GreenTree Aide”

“GreenTree Aide” is a dedicated app that assists with and digitizes a hotel’s daily operations as well as links hotels’ operation data to our franchisees. We are a pioneer in the hospitality industry in China to realize the real-time interaction between operating activities and our franchisees. The app is self-developed by us to ensure the efficiency, safety and stability of our daily operation, and has a number of functions, including monitoring the regional managers’ work, managing the hotel managers’ work and providing real-time information to our franchisees. GreenTree Aide creates, assigns, prioritizes and monitors individual and group tasks and keeps track of all aspects of a hotel’s daily operations in the following respects.

For the hotel’s daily operations and sales tasks, hotel regional manager teams use this app to record their patrol plans, highlight the hotel’s problems inspected by them in each hotel and track the solving process of each problem. A hotel manager uses this app in its daily management operations, including reporting assigned work, conducting hotel procurement, proposing digital contracts, adjusting room rates and other revenue management measures. In 2017, we further upgraded the function as a dashboard for the housekeeping team to mark clean and dirty rooms. The housekeeping team uses this app to identify and manage daily room-maintenance needs and increase housekeeping efficiency with instant updates on housekeeping mobile devices when customers check out, freeing up rooms for cleaning. In addition, our franchisees are able to use this app to monitor the key hotel operating data, compare the performance of our adjacent peers and ensure guest satisfaction. The franchisees also use this app to receive notifications and alerts from us, including hotel promotions and advertisements.

DPMS

DPMS, or development process management system, streamlines and digitizes the franchise sales process, including prospecting, e-proposals, digital contracts, workflows and reporting. Linked directly to the management information system (which is further elaborated below), the DPMS is designed to increase conversion rates and improve sales performance.

PPMS

PPMS, or project process management system, is designed to assist our maintenance and engineering department to maintain a clear overview of the construction/conversion progress of hotels and all routine inspections and repairs.

QPMS

QPMS, or quality process management system, is dedicated to our quality inspection activities. The quality control personnel through QPMS have access to our quality standards and a set of check forms when conducting inspections. After inspections are completed, QPMS automatically generates an inspection report and notifies the hotel managers of any repairs, maintenance work or upgrades that need to be conducted.

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

e-Learning system. Our e-Learning system offers modular, video-based programs to all employees of our company. This system enables personnel to acquire professional knowledge and complete courses in which they are interested at their own pace in order to develop skills and advance their careers. The content and materials for each course module are developed and produced by our internal hotel management school, KOSMOS University team. Each course module is only 5-10 minutes in length for condensed, convenient learning. Additionally, the KOSMOS University formulates learning plans for different job positions on a regular basis to help clarify and assist staff with planning their vocational development so they can enhance their existing skills. Recognizing that hospitality is a career choice for professionals, we train most of our key hotel employees, including hotel managers and the “GreenTree Quintet”- front office managers, sales managers, financial managers, guest services managers and hotel manager assistants.

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

Technologies for franchisee support

We have developed our proprietary and scalable technology infrastructure with modules covering every key aspect of hotel operation to assist and empower our franchisees, improve their efficiency and maximize their value.

Central Reservation System (CRS)

Our central reservation system, or CRS, is our primary information collection and distribution platform, which is operated by our team of IT specialists based in Shanghai. Our hotel rooms may be reserved through multiple channels, including our reservation mobile applications and website, our 24-hour toll-free call center, our WeChat mini-program, each hotel’s front desk, as well as third-party hotel reservation agents and OTAs such as Meituan, eLong, Qunar, Alitrip, Booking, Expedia and Agoda. A predominant proportion of our room night sales was generated from our strong direct sales channels comprising our website and mobile app. In 2018, 2019 and 2020, approximately 94% of the room nights in our hotel network were sold through our direct sales channels, while OTAs contributed approximately 6% of our room nights.

Information about reservation at our hotels is gathered and processed by the CRS and connected and distributed back to each of the multiple reservation channels in real-time. Through our CRS, we can monitor, on a real-time basis, the availability of each hotel room. Real-time and detailed hotel room reservation information enables us to maximize the efficient use of our rooms. In addition, the CRS is responsible for managing the information of our strong membership program, where it records and analyzes members’ personal information, membership points, visit history and feedback, based on which we and our franchisees are able to effectively gather, analyze and make use of such proprietary customer behavior and transaction data to generate actionable insights to perform precision marketing, improve service quality and enhance overall customer lifecycle management.

To maximize convenience and further enhance our customers’ satisfaction, we are committed to improving the functionality of our mobile app on an ongoing basis so that customers can make advance bookings for rooms based on their desired room style, conferences, check-in and check-out, as well as place orders for food and beverages.

Property Management System (PMS)

We have launched a cloud-based property management system, or PMS. Unlike onsite-PMSs, which require significant upfront hardware investment and are costly and time-consuming to upgrade, our cloud-based PMS is highly scalable and enables the simultaneous launch of new services across all hotels, which helps us further expand and grow our franchisee network rapidly.

Our PMS houses all administrative tools a franchisee’s hotel managers and front desk staff need to manage every hotel’s daily business operations, including hotel room management, budget management and membership management. Each franchisee hotel is equipped with the PMS server and, based on financial and operating data collected by the PMS, our franchisees can make projections for each given hotel as to expected revenue, hotel operating costs, expenditures on marketing, renovations or other property improvements. The PMS is further synchronized with the CRS to facilitate access to our members’ information. The PMS enables us to monitor the operations of each hotel in our network and to regularly obtain fundamental business data for analysis by our management.

Management information system (MIS)

We have launched a proprietary management information system, or MIS system, which serves as the backbone of our technology and IT infrastructure and is applied in all aspects of our business operations. MIS effectively manages the full cycle of our franchisee hotels, starting from new project initiation and planning, construction or conversion of a new property, hotel opening, procurement, daily operations, quality control to hotel closure. Throughout the process, the MIS collects, monitors and analyzes various key operational and financial data and provides a series of data-driven optimization strategies and recommendations. The MIS compiles information from the CRS and PMS to establish a database and extracts data based on the needs of our management. The MIS system enables us and our franchisees to generate useful insights from and conduct in-depth analyses of the vast amount of data gleaned from our daily operations, and assists the management in formulating and optimizing hotel operations with agility and confidence in the face of increasing business and time pressure, as well as increasing complexity of guest services. These operational reports, in turn, enable our regional managers to monitor the performance of hotels in a given region, and nation-wide hotel data compilations, statistical reports and comparison analyses facilitate strategic and tactical decision-making by its management.

In addition, the MIS helps our hotel management ascertain certain factors contributing to our operational statistics, helps provide advance warning of potential problems and aids with their correction. Hotel general managers and regional managers use data provided by the MIS to refine and improve hotel performance and respond to market changes at the local level in a timely manner. The MIS also helps evaluate the performance of each of our hotel general managers and regional managers.

Technologies for guest services

We have developed a full suite of hotel-level digital transformation initiatives to improve guest satisfaction in every step of customer interactions, from check-in to check-out.

Self-serve initiatives

We have launched our user-friendly, self-check-in/out services in our app to shorten both customers and front-desk staff’s time. We also launched a self-serve room selection function on our apps, where guests are able to access a hotel’s floor plan and room layout and choose a room with their preferred floor level, view, proximity to elevators, and potential nearby noise sources. In September 2018, we launched a self-serve stay extension function on our apps and website, which effectively reduces our staff-to-room ratio.

Robot assistants

The use of robot assistants in our hotels is intended to attract guests, especially young professionals and travelers. These AI-powered smart robots can move around the entire hotel to make deliveries of snacks, toiletries and other hotel amenities, greet guests and lead them to their rooms, improving both the hotel’s operating efficiency and guest experience.

One-click Wi-Fi access

One-click Wi-Fi access has been rolled out to our customers for convenience purposes, where guests can authenticate their identity and easily access a hotel’s Wi-Fi network without the need of inputting passwords.

IoT enabled guest rooms

IoT technologies to our hotel rooms can enhance quality of guests’ stays. Our IoT enabled guest rooms to allow guests to control the room temperature, lights, window shades and provide room cleaning service, wake-up call service and hotel check-out appointment as well as requesting electronic invoices through their mobile phones or other room facilities.

Internet Service System

Our Internet Service System consists of our website (www.998.com), our mobile apps for smartphones running iOS, Android or other operating systems, and our WeChat mini-program for the purpose of reserving rooms. The system provides our members and the general public with convenient, friendly and updated services, including information and search services for our hotels, such as location, amenities and pricing, reservation services, online payment and online room selection functions, membership registration and management and corporate member services.

Sales and Marketing

Franchisees

We intend to continue expanding our hotel network primarily through our franchised-and-managed model. Our business development team utilizes our brand names and our national presence to engage with potential franchisees and to compete with other economy and mid-scale hotel networks. We aim to share our business philosophy with potential franchisees and emphasize the consistency of our services. We emphasize the benefits of affiliating with our brands, our commitment to improving hotel profitability, our proprietary operations system, our training and support program and our extensive network of corporate members and individual members. Our objective is to grow our franchise base by continuing to promote our brands. We also encourage franchisees to operate multiple hotels under our brand by offering volume discounts on franchise management fees to franchisees who open multiple hotels under our brand within a certain period of time. We do not, however, encourage franchisees to open too many hotels simultaneously to ensure that their existing hotel operations receive due attention and that our guests enjoy the consistent quality services they deserve. As of December 31, 2020, we had 331 franchisees who repeatedly opened hotels with a total number of 812 hotels under our brands. When we spot new hotel development opportunities, we offer these prime opportunities to existing franchisees, developers of hotels, owners of independent hotels and motels, and owners of hotels affiliated with other economy and mid-scale hotel chains on a priority basis. We believe that this practice will enhance trust between us and existing and potential franchisees and may effectively increase our ability to convert such development opportunities into hotels under our franchised-and-managed model.

Guests

Our guest sales and marketing efforts target individual business and leisure travelers. Despite our growing number of international guests, our guests are primarily PRC citizens. As of December 31, 2020, approximately 91.3% of our guests were intra-Asia travelers. Our marketing and advertising efforts also include outdoor advertisements such as billboards and signs, advertisements and materials at our hotels, promotional materials sent to our members, television, Internet and radio advertising, advertising on high-speed rail networks, print advertising in consumer media and at promotional events, special holiday promotions, co-marketing activities, and cooperation with popular Internet social platforms. The focus of our marketing and advertising programs is to promote the core characteristics of our brands — comfort, quality, value and convenience. Our advertising campaigns encourage consumers to “just experience” our hotels and to contact us directly. Furthermore, by integrating with food and beverage’s joint customer loyalty programs, we benefited from the attraction of these chain restaurants, and providing our individual members with more options to redeem their membership points for food. We continued to roll out our food and beverage concept by branding food and beverage services into our hotels to turn them into profit centers and attract additional guests for our hotels. Regarding marketing, we are formulating joint marketing programs with several banks to attract local corporate clients and high-value business travelers.

Our Investments

Yibon

In April 2017, we purchased 30% of the equity interest in Yibon Hotel Group Co., Ltd., or Yibon, together with a group of investors that are not related to us. Yibon is a hotel operator focusing on the economy hotel segment in China. As of December 31, 2020, Yibon had 575 hotels with 31,061 rooms and 109 hotels in the pipeline with 6,046 rooms planned. In 2020, Yibon recorded a net loss, partially due to the impact of COVID-19. Furthermore, holders of 70% of equity interest in Yibon Hotel Group Co., Ltd., or Yibon, have the right to exchange their equity interest in Yibon into our shares within a certain period after Yibon delivered a consolidated financial report for the year of 2019 audited by“big four” accounting firm in accordance with a formula using Yibon’s net profit achieved in the year of 2019 as calculation basis. Yibon recorded a net loss in 2019, and such holders were unable to exchange for our shares based on Yibon’s financial results of 2019. Besides, we have an option to require the orginal shareholder to redeem the 30% investment.

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

Argyle

In April 2019, we consolidated Argyle. As a hotel operator focusing on stylish business hotels to five-star luxury hotels, Argyle’s series of brands all showcase unique Australian life style and flavors. The majority of these properties are located in Southwestern China. During 2020, Argyle recorded a net loss due to its increase in selling and marketing expenses resulted from expansion of business development team, on-line advertising, participation in exhibitions, for the purpose of fast expanding its hotel network. During 2020, Argyle recorded a net loss, primarily due to the impact of COVID-19.

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

Employees

We had 2,394, 2,657 and 2,565 employees as of December 31, 2018, 2019 and 2020, respectively. None of our employees is represented by a labor union. As of December 31, 2020, of our 2,565 employees, 525 were leased-and-operated hotel-based staff, 1,191 were franchised-and-managed hotel-based staff, 199 were investment and development staff, 133 were regional manager/operations staff, 53 were quality control staff, 43 were central reservation center staff, 45 were KOSMOS University training staff and 376 were working at our headquarters offices. We believe that our employees are our company’s greatest resource and that developing and retaining a team of capable and motivated staff is critical to our success. We aim to hire managerial employees who possess backgrounds and experience in the hospitality industry and other services industries having an emphasis on addressing customers’ needs. We also recruit top graduates from highly-ranked universities that offer courses of study in hotel management. We require our employees to have at least a two-year associate’s degree. We aim to recruit, train and retain the best talent through a disciplined recruiting and training process while offering competitive performance-linked and KPI-driven career advancement and development opportunities.

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

Employees of Leased-and-Operated Hotels

As of December 31, 2020, we had 525 employees working for our leased-and-operated hotels. Two to three months in advance of a hotel’s opening, all of the hotel’s employees are required to complete formal training under the supervision of the hotel’s general manager and our human resources department. KOSMOS University staff and our regional managers will conduct an inspection of the hotel’s quality after the conclusion of the training. For general managers, we have an additional two-month program to give them experience in each of our departments on a rotating basis to get further training. Some of these new hires will be selected and promoted to the position of duty manager, and outstanding trainees will quickly be promoted to the position of general manager. We have found this training program to be effective in initiating and motivating our new hires.

Competition

China’s hospitality industry is fragmented, highly competitive and ripe for consolidation, especially among branded hotel chains. We compete with other branded and stand-alone hotels for guests in each of the markets where we operate. Different brands in the hospitality industry compete primarily on the basis of room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, quality and range of services provided, guest amenities and membership benefits. We compete mainly with other hotel groups as well as various stand-alone lodging facilities in each of the markets in which we operate, including brands such as Jinjiang, Ji Hotel, Home Inns, 7 Days Inn, Hanting, Super 8, as well as international hotel brands. We also face competition from serviced apartments.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our technology platforms, services and products from those of our competitors. Our intellectual property contributes to our competitive advantage in the economy and mid-scale hotel segments of China’s hospitality industry. To protect our brand and other of our intellectual property rights, we rely on a combination of trademark, trade secret and copyright laws. We also impose confidentiality obligations on our employees, contractors and other persons who provide services to our company. As of December 31, 2020, we had a total of 452 trademarks, 52 software registration certificates, one copyright and 11 patents registered in China. The expiration dates of these trademarks fall between the years of 2021 and 2030, including “GreenTree Inn.” Once the ten-year term of our registered trademarks has expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. We have registered our domain names, including 998.com, greentree.cn, greentree.com.cn and others, with the Internet Corporation for Assigned Names and Numbers, or ICANN.

Our efforts to protect our intellectual property rights may not be adequate, and third parties may infringe on or misappropriate our rights. If others are able to copy and use our proprietary information and operational systems and other proprietary technology platforms of ours without spending time and resources to develop their own, we may not be able to maintain or improve our competitive position. Furthermore, the application and interpretation of laws governing intellectual property rights in China is uncertain and evolving and could involve substantial risks to us. If litigation is necessary to enforce our intellectual property rights, or to determine the scope of the proprietary rights of others, we may have to incur substantial costs or divert other resources which could harm our business and prospects. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Any failure to protect our trademarks and other intellectual property rights could negatively impact our business.”

Insurance

We believe that our hotels are covered by adequate property, equipment liability and money insurance policies with coverage features and insured limits that we believe are customary for similar companies in China. We also require our franchisees to carry adequate property, equipment liability and money insurance policies. We carry property insurance that covers the assets that we own at our hotels. Although we require our franchisees to carry customary insurance policies, we cannot guarantee that they will adhere to this requirement and actually purchase such policies. If we were held liable for amounts and claims exceeding the limits of our insurance coverage, or outside the scope of such coverage, our business, financial condition and results of operations may be materially and adversely affected. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We have limited insurance coverage.”

Properties and Facilities

Our headquarters are located in Shanghai, China, where we lease approximately 9,396 square meters of office space.

Owned Properties

As of December 31, 2020, we owned 7 hotel properties having an aggregate gross floor area of 89,855 square meters. For more detailed information about the locations of our hotels, see “— Our Hotel Network.”

Leased Properties

As of December 31, 2020, we had leased a total of 40 properties, with 37 properties for hotel operations and 3 properties for other uses, such as headquarters and office premises. The gross floor area of our leased properties ranges from approximately 120 square meters to 11,862 square meters.

Legal Proceedings

We have been subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time, including actions relating to among others property lease, franchise agreements with our franchisees, infringement of our brand, employment-related disputes, personal injury, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. Various disputes in connection with the properties we lease or with the franchise agreements may occur from time to time, which may cause our hotel operations to be affected or terminated in the worst-case scenario. As of December 31, 2020, we had 16 pending legal proceedings in connection with the franchised-and-managed hotels. We are the plaintiff in most of these cases. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We are subject to risks related to litigation filed by or against us, and adverse litigation results may harm our business and financial condition.”

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

Corporate Social Responsibility: Environmental Impact

We are committed to saving more energy and cost by recommending more energy-saving household electrical appliances produced by several leading manufacturers with higher energy standards to our hotels. Getting more energy saved even through reasonable layout and location of these appliances with the help of our Engineering Department staff. What’s more, in order to reduce environmental impact and reduce unnecessary waste of environmental resources, we have been upgrading the disposable items used in our hotels, such as slippers, toothbrushes, and combs, to environmentally friendly ones.

To pay back to society, we prefer to purchase and recommend social welfare products, including washing-up products from certain chemical factories with most of their workers being hearing impaired, to contribute to the social integration of the disabled. During the period of college entrance examination each year, we call for our hotels to join the “preferential leisure room for college entrance examination” to provide cheer for college entrance examination students.

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

Regulations on Foreign Ownership

The Foreign Investment Law of the PRC enacted by the Standing Committee of the National People’s Congress, or the SCNPC, on March 15, 2019, and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, promulgated by the State Council, both of which became effective on January 1, 2020 replaced the trio of existing laws regulating foreign investment in China, namely, the Sinoforeign Equity Joint Venture Enterprise Law, the Sinoforeign Cooperative Joint Venture Enterprise Law and the Wholly Foreigninvested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreigninvested enterprises shall be governed, among others, by the Company Law of PRC and the Partnership Enterprise Law of PRC. Foreigninvested enterprises established before the implementation of this Law may retain the original business organization and so on within five years after the implementation of this Law.

According to the Foreign Investment Law, foreign investments are entitled to preentry national treatment and are subject to negative list management system. The preentry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields. Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreigninvested enterprises.

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List which were promulgated and are amended from time to time by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC, and together with the Foreign Investment Law and their respective implementation rules and ancillary regulations. MOFCOM and the NDRC promulgated the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), on December 27, 2020, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2020), or the 2020 Negative List, on June 23, 2020, to replace the previous encouraging catalogue and negative list thereunder.

Under the Measures on Reporting of Foreign Investment Information approved by the State Administration for Market Regulation, which came to effect on January 1, 2020, Foreign investors or foreign investment enterprises shall submit investment information through submission of initial reports, change reports, deregistration reports and annual reports to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System. Where a foreign investor or foreign-funded enterprise, in violation of the provisions of the present Law, fails to report the investment information as required to the foreign investment information report system, the competent department for commerce concerned shall order it to make corrections within a time limit; if it fails to do so within the prescribed time limit, a fine of not less than 100,000 yuan but not more than 500,000 yuan shall be imposed.

According to the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOFCOM on December 19, 2020 and became effective on January 18, 2021, the NDRC and the MOFCOM will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” could be broadly interpreted under such measures. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment in the free trade zone. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.

Foreign Investment in Value-Added Telecommunications Businesses

The Regulations for Administration of Foreign-invested Telecommunications Enterprises promulgated by the State Council in December 2001 and subsequently amended in September 2008 and February 2016 set forth detailed requirements with respect to capitalization, investor qualifications and application procedures in connection with the establishment of a foreign-invested telecommunications enterprise. These regulations prohibit a foreign entity from owning more than 50% of the total equity interest in any value-added telecommunications service business in China and require the major foreign investor in any value-added telecommunications service business in China have a good and profitable record and operating experience in this industry. However, the 2020 Negative List allows foreign investors to hold more than 50% equity interests in a value-added telecommunications service provider engaging in e-commerce, domestic multiparty communication, storage-and-forward and call center businesses. In July 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, or the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, pursuant to which a PRC domestic company that holds an operating license for value-added telecommunications business, which we refer to as a Value-added Telecommunication License, or a VAT License, is prohibited from leasing, transferring or selling the VAT License to foreign investors in any form and from providing any assistance, including resources, sites or facilities, to foreign investors that conduct a value-added telecommunications business illegally in the PRC. Further, the domain names and registered trademarks used by an operating company providing value-added telecommunications services must be legally owned by that company or its shareholders. In addition, the company’s operational premises and equipment must comply with the approved coverage region on its VAT License, and the company must establish and improve its internal internet and information security policies and standards and emergency management procedures. The Telecommunications Regulations promulgated by the State Council and its related implementation rules, including the Catalog of Classification of Telecommunications Business issued by the MIIT, categorize various types of telecommunications and telecommunications related activities into basic or value-added telecommunications services, and internet information services, or ICP services, are classified as value-added telecommunications businesses. Under the Telecommunications Regulations, commercial operators of value-added telecommunications services must first obtain a VAT License from the MIIT or its provincial level counterparts. Pursuant to the Administrative Measures on Internet Information Services promulgated by the State Council in 2000 and amended in 2011, a commercial ICP service operator must obtain an ICP License from the relevant government authorities before engaging in any commercial ICP service in China. In 2017, the MIIT replaced the Administrative Measures on Telecommunications Business Operating Licenses promulgated in 2009 by promulgating the Administrative Measures on Telecommunications Business Operating Licenses, which set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses.

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

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, and in June 2004, the State Council promulgated the Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained, which was amended on August 25, 2016. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. The Law of the PRC on Penalties for the Violation of Public Security Administration was promulgated on October 26, 2012 and entered into force on January 1, 2013. Pursuant to the Measures for the Control of Security in the Hotel Industry, the Law of the PRC on Penalties for the Violation of Public Security Administration and relevant local regulations, operating a hotel business without having obtained a special industry license may subject the operator to warnings, detention of between 10 and 15 days as well as fines of RMB500 to RMB1,000. Operators of hotel businesses who failed to obtain the special industry license, or who obtained the special industry license but have violated applicable administrative regulations, may also be subject to orders to suspend or cease their operations, forfeit of illegal gains, and in serious circumstances, additional fines. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the franchise business model, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

In April 1987, the State Council promulgated the Public Area Hygiene Administration Regulation and subsequently amended the same on February 6, 2016, and on March 10, 2011, the Ministry of Health promulgated the Implementing Measures for the Public Area Hygiene Administration Regulation and the National Health and Family Planning Commission amended this regulation on January 19, 2016 and on December 26, 2017. According to these regulations, a hotel must obtain a public area hygiene license before opening for business. Pursuant to these regulations, hotels failing to obtain a public area hygiene license or comply with other requirements set forth in such regulations may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines between RMB500 and RMB30,000; or (iii) orders to suspend operations for rectification, or to revoke the public hygiene license. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the franchise business model, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

With the purpose of guaranteeing food safety and the safeguarding the health and life safety of the public, the SCNPC enacted the PRC Law on Food Safety in February 2009 and amended the same on April 24, 2015, and on December 29, 2018. Also, the SCNPC adopted the Implementation Rules of the Food Safety Law which became effective on July 20, 2009 and amended on February 6, 2016. On March 4, 2010, the Ministry of Health promulgated the Administrative Measures on Food and Beverage Service Licensing and Administrative Measures on Food Safety Supervision in Food and Beverage Services. Both measures came into force on May 1, 2010. Pursuant to the above measures, providers of consumer food services are required to obtain a food catering service license, and are responsible for safety in food and beverage services. On July 30, 2009, the SAIC promulgated the Administrative Measures for the Food Circulation License which was subsequently repealed in 2015 to comply with the newly amended PRC Law on Food Safety. Under this measure, providers for food circulation service shall obtain a food circulation license. In August 2015, the China Food and Drug Administration, or the CFDA promulgated the Administrative Measures for Food Operation Licensing and subsequently amended the same on November 17, 2017. Also, the CFDA adopted the Announcement on Launching the Use of Food Business License which became effective on September 30, 2015. Under above measures, a food operation permit shall be obtained in accordance with the law to engage in food selling and catering services within the territory of the People’s Republic of China. The former food catering service or circulation license will be de-registered by the authority that has issued the license upon its expiration. However, a former food catering service or circulation license that does not expire will continue to be valid; if, during the validity period thereof, the food business operator applies for replacing it with food business license, the licensing authority shall make the replacement according to relevant provisions. Each of the restaurants run in our hotels is required to obtain a food business or catering service or circulation license in order to offer food services. Pursuant to the PRC Law on Food Safety, hotels failing to obtain a food service license (or formerly food hygiene license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000 or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB10,000. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the franchise, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

The PRC legal framework governing fire prevention is set forth in the Fire Prevention Law which was adopted on April 29, 1998 and amended on April 23, 2019. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Public Security and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards. Before construction and decoration of a hotel, the construction entity shall submit the fire prevention design documents to the housing and urban-rural development authority for examination and approval. Upon completion, the construction entity must go through the fire prevention acceptance check with the housing and urban-rural development authority and no construction may be put into use before it is accepted by the relevant authorities. For each public assembly venue such as a hotel, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a safety check on fire prevention with the relevant fire prevention department under the public security authority at or above the county level where the venue is located, and such place could not be put into use and operation if it fails to pass the safety check on fire prevention or fails to conform to the safety requirements for fire prevention after such check. Pursuant to these regulations, hotels failing to obtain approval of fire prevention design plans or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000. Pursuant to the Administrative Regulations Concerning Supervision on the Fire Safety of Construction Projects and Regulations Concerning Supervision and Inspection on Fire Safety, both as amended on July 17, 2012 and effective on November 11, 2012, for each hotel with a construction area of no less than 10 thousand square meters, the construction entity or entity operating such hotel shall, prior to putting it in use and operating it for business, submit the fire prevention design documents to the fire prevention department of the public security authority for approval, go through acceptance check on fire prevention thereby and thereafter go through fire safety inspection on public assembly venues; for each hotel with a construction area of less than 10 thousand square meters, the construction entity or entity operating such hotel shall, prior to putting it in use and operating it for business, submit the documents in relation to the fire prevention design and acceptance check on fire prevention to the fire prevention department of the public security authority for filing purpose, and go through fire safety inspection on public assembly venues. Each hotel passing the fire safety inspection on public assembly venues will obtain a certificate for fire safety inspection on public assembly venues. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the franchise, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

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

Regulations on Leasing

Under the Law on Urban Real Estate Administration promulgated by the SCNPC, which took effect as of January 1995 with the latest amendment in August 2019, lessors and lessees are required to enter into a written lease contract, containing such provisions as the term of the lease, the use of the premises, liability for rent and repair, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department. Pursuant to implementing rules stipulated by certain provinces or cities, such as Tianjin, if the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to warnings, rectifications and/or other penalties. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Our lessors’ failure to comply with lease registration and other compliance requirements under PRC law may subject these lessors or us to fines or other penalties that may negatively affect our ability to operate our hotels.”

According to the PRC Civil Code (which took effect on January 1, 2021 and replaced, among others, the PRC Contract Law and the PRC Property Law), subject to consent of the lessor, the lessee may sublease the leased item to a third party. Where the lessee subleases the lease item, the leasing contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the contract if the lessee subleases the lease item without the consent of the lessor. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — The legal rights of our franchisees and us to use certain leased properties could be challenged by property owners or other third parties, which could prevent our franchisees or us from operating the affected hotels or increase the costs associated with operating these hotels.”

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

Pursuant to the PRC Civil Code, if the mortgaged property has been leased and transferred for occupation prior to the establishment of the mortgage right, the original tenancy shall not be affected by such mortgage right. According to the Interpretation of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Cases about Disputes Over Lease Contracts on Urban Buildings (2020 version), which took effect on January 1, 2021, if the ownership of the leased premises changes during lessee’s possession in accordance with the terms of the lease contract, and the lessee requests the assignee to continue to perform the original lease contract, the PRC court shall support it, except that the mortgage right has been established before the lease of the leased premises and the ownership changes due to the mortgagee’s realization of the mortgage right. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — The legal rights of our franchisees and us to use certain leased properties could be challenged by property owners or other third parties, which could prevent our franchisees or us from operating the affected hotels or increase the costs associated with operating these hotels.”

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

According to the above regulations, as to state-owned land and land collectively-owned by farmers, construction entities shall use such land, construction according to the stipulations of the land use right lease contract or according to the provisions of the approval documents relevant to the allocation of land use rights. As for state-owned land, the conversion of the land to land used for construction purposes shall receive the consent of the competent land administrative departments of relevant people’s governments and be submitted to the people’s governments that originally granted land use approval. When changing the purpose of land within urban planning areas, consent shall be obtained from the relevant urban planning administration departments before submission; without such approvals, the use of land specified in the relevant overall land utilization plan shall not be changed. Under these regulations, failure to comply with the approved usage may subject the owners of such properties and/or the tenants to fines or other penalties, including potentially being required to cease such non-compliant operations and being requested by the relevant land administrative authority to return the land. If the land is not used in accordance with the approved land use purpose, the rural collective economic organization may take back the land use rights upon approval by the People’s Government which has approved the land use previously.

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

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy. Furthermore, pursuant to the PRC Civil Code, any organization or individual shall legally obtain personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

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

The Directive (EC) 2002/58 of 12 July 2002 concerning the processing of personal data and the protection of privacy in the electronic communications sector imposes requirement to obtain informed consent for storage or access to information stored on a user’s terminal equipment in the EU. The forthcoming Regulation on privacy and electronic communications, aiming at repealing the Directive 2002/58, will update the current rules applicable to companies storing cookies on users’ terminal equipment and using online tracking. Sanctions may be imposed on companies not fully compliant with all practices in relation to the implementation of the regulation on e-privacy.

Regulations Relating to Internet Content and Information Security

The Administrative Measures on Internet Information Services specify that internet information services regarding news, publications, education, medical and health care, pharmacy and medical devices, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report to the relevant authorities. Furthermore, in 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No. 5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order No. 5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; or (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display. Internet information in China is also regulated and restricted from a national security standpoint. The National People’s Congress, China’s national legislative body, has enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC (where such information and data have to be provided abroad for business purpose, subject to applicable laws and regulations, security assessment shall be conducted); and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

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

On March 30, 2015, the SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. Under Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. SAFE can adjust such proportion in due time based on the circumstances of international balance of payments. However, Circular 19 and another circular promulgated by SAFE in June 2016, SAFE Circular 16, continues to, prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of offering to make loans or additional capital contributions to our PRC subsidiaries which would materially and adversely affect our liquidity and our ability to fund and expand our business.”

In October 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign invested enterprises to use Renminbi converted from foreign currency denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. The Circular Regarding Further Optimizing the Cross-border RMB Policy to Support the Stabilization of Foreign Trade and Foreign Investment jointly promulgated by the People’s Bank of China, NDRC, MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the China Banking and Insurance Regulatory Commission and SAFE on December 31, 2020 and effective on February 4, 2021 allows the noninvestment foreign-invested enterprises to make domestic reinvestment with RMB capital in accordance with the law on the premise that they comply with prevailing regulations and the invested projects in China are authentic and compliant. In addition, if a foreign-invested enterprise uses RMB income under capital accounts to conduct domestic reinvestment, the invested enterprise is not required to open a special deposit account for RMB capital. According to the Circular of the State Administration for Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8 promulgated and effective on April 10, 2020 by the SAFE, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

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

On February 25, 2012, the State Administration of Foreign Exchange promulgated the Circulars on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Equity Incentive Plans of Overseas-Listed Company, or the Stock Option Rules. Under this rule, PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, who participate in an equity incentive plan of an overseas publicly listed company are required to register, through our PRC Subsidiary, collectively entrust a domestic agency, or the “Domestic Agency”, to handle issues like foreign exchange registration, account establishment, funds transfer and remittance, and entrust an overseas institution, or the “Overseas Trustee” to handle issues like exercise of options, purchase and sale of corresponding stocks or equity and transfer of corresponding funds. A “Domestic Agency” shall be a domestic company participating in the equity incentive plan or a domestic institution which is qualified for asset custody business as chosen by us according to PRC law. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year and have been granted options have been subject to these regulations since the completion of our initial public offering. Failure by these individuals to complete their SAFE registrations may subject us and them to fines and other legal sanctions. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plan may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

Regulations on Securities

The PRC Securities Law, which became effective on March 1st, 2020, stipulates that overseas securities regulatory authorities shall not carry out investigation and evidence collection directly in the People’s Republic of China. Without the consent of the securities regulatory authority of the State Council and the relevant State Council department(s), no organization or individual may provide the documents and materials relating to securities business activities to overseas parties arbitrarily.

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

On October 28, 2010, the National People’s Congress of China promulgated the PRC Social Insurance Law, which became effective on July 1, 2011. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan, a housing provident fund, and a handicapped employment security fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% per day. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. In addition, the PRC Individual Income Tax Law requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

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

Income Tax and Withholding Tax

The EIT Law applies a uniform 25% enterprise income tax rate to PRC resident enterprises, including both foreign-invested enterprises and domestic enterprises. The EIT Law imposes an enterprise income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “nonresident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax rate. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of

Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong company which directly holds at least 25% equity interest in the PRC enterprise is reduced to 5% from a standard rate of 10%. Pursuant to the Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, if the relevant PRC tax authorities determine, in their sole discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. As such, holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate if the holding companies directly hold no less than 25% equity interest in the PRC enterprise and are the beneficial owners of the dividends. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered a “non-resident enterprise” under the EIT Law.

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

Under STA Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to STA Public Notice 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of STA Public Notice 7. If STA Public Notice 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with STA Public Notice 7 or to establish that the relevant transactions should not be taxed under STA Public Notice 7. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs may be subject to PRC withholding tax on dividends on, and gains realized on their transfer of, our ADSs.”

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

The STA issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits (“STA Circular 35”) on October 14, 2019, which became effective on January 1, 2020. The STA Circular 35 further simplified the procedures for enjoying treaty benefits. According to the STA Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, and where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the STA, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interest or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grants tax exemption on relevant income or levies tax at an extremely low rate, will be taken into account, and they will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. Accordingly, GreenTree Hotel (Hong Kong), Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

On April 4, 2018, the MOF and STA jointly promulgated the Circular of the Ministry of Finance and the STA on Adjustment of Value-Added Tax Rates, or Circular 32. Circular 32 became effective on May 1, 2018 and shall supersede any previously existing provisions in the case of any inconsistency. Further, On March 20, 2019, the MOF, the STA and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform, or Announcement 39, to further slash value-added tax rates. According to the Announcement 39, (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%. The Announcement 39 came into effect on April 1, 2019 and shall prevail in case of any conflict with existing provisions.

C.	Organizational Structure

Corporate Structures

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

Overview

We are the leading pure play franchised hotel operator in China. We achieved more than 95.0% of franchised-and-managed hotels in our hotel network as early as 2013, and currently operated 99.1% of franchised-and-managed hotels in our network. Our pure play franchised model allows us to expand rapidly in an asset-light manner and have brought us substantial financial performance in terms of profitability, return on investments and success to its franchisees.

As of December 31, 2020, our nationwide hotel network consisted of 4,340 hotels with 315,335 rooms in China, covering all 4 centrally-administrated municipalities and 345 cities throughout all 31 provinces and autonomous regions in China, as well as an additional 1,186 hotels that were contracted for or under development. We were the fourth largest hotel group in China in terms of number of hotels and rooms according to China Hotel Association. We operate a rapidly-growing hotel networks in China – from 2012 to 2020, we grew from 792 to 4,340 hotels at a CAGR of 23.7% and from 70,934 to 315,335 rooms at a CAGR of 20.5%.

We have built a strong suite of well-recognized and diversified brands, each with unique attributes and strengths to appeal to different consumer segments and franchisee needs, covering economy hotels, mid-scale hotels, mid-to-up-scale hotels, and luxury hotels. Over the years, we have successfully forged an all-win ecosystem for our franchisees, guests and employees through a highly effective and scalable franchise management system, a set of strong direct sales channels coupled with an established membership program and a suite of state-of-the-art technologies and tools optimizing hotel operations and enhancing guest experiences.

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

The table below illustrates the net increases of our hotels during 2018, 2019 and 2020.

	Year Ended December 31,
	2018	2019	2020
Hotels opened	554	607	538
Hotels closed	(86)	(140)	155
Net increase in total hotels	468	467	383

We track the performance of our hotels by comparing hotel revenue of our hotels during ramp up stage and mature hotels, calculated on a monthly rolling basis, taking into account the total number of hotels during ramp up stage and mature hotels in any particular period of time.

The table below illustrates the comparison of performance between mature hotels and hotels during ramp up stage.

	Year Ended December 31,
	2018	2019	2020
Mature franchised-and-managed hotels(1)	2,360	3,527	3,895
RevPAR (in RMB)	134	138	105
Franchised-and-managed hotels during ramp up stage	368	396	405
RevPAR (in RMB)	92	86	101

(1)	As of end of the year.

	Year Ended December 31,
	2018	2019	2020
Mature leased-and-operated hotels(1)	29	33	32
RevPAR (in RMB)	139	140	102
Revenue (in RMB thousands)	212,672	253,421	227,074

(1)	As of end of the year.
•

The fixed nature of our hotel operating costs. For our leased-and-operated hotels, a significant portion of our operating costs and expenses, including rental and base salary, is generally fixed. As a result, an increase in our revenues achieved through higher RevPAR will generally result in higher profitability, whereas a decrease in our revenues could result in a disproportionately large decrease in our earnings. For franchised-and-managed hotels, the fixed cost components are relatively limited, and the incremental costs associated with each additional franchisee are minimal, which helps us achieve economies of scale as we attract more franchisees over time.

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

•

The COVID-19 pandemic outbreak. The hospitality industry is largely dependent on commercial activities and travel, which have been materially and adversely affected by COVID-19 since early 2020. Although the Chinese government implemented travel restrictions starting from March 2020, such travel restrictions in China have been gradually lifted in regions where the pandemic is under control. Although China’s economic outlook has recovered and improved since the beginning of the COVID-19 outbreak, COVID-19 as well as government policies and measures adopted in response to it may still put pressure on the hospitality industry and our business. Any further resurgence of COVID-19 could materially and adversely affect our business and results of operations. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We are subject to various operational risks inherent in the franchised-and-managed business model” and “— Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.”

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

The selection of critical accounting policies and estimates, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Revenue recognition

Our revenues from leased-and-operated hotels are primarily derived from hotel operations, including the rental of rooms and food and beverage sales. Each of these products and services represents an individual performance obligation and, in exchange for these services, we receive fixed amounts based on fixed rates or fixed standalone selling price. Revenue is recognized when rooms are occupied, and food and beverages are sold. Sublease rental revenues as the respective performance obligations are derived from the subleasing of partial space of leased-and-operated hotels and is recorded in leased-and-operated hotel revenue in the consolidated statements of comprehensive income on a straight-line basis over the contractual lease term satisfied.

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

Membership points earned by members represent a material right to free or discounted goods or services in the future. The membership program has one performance obligation that consists of marketing and managing the program and arranging for award redemptions by members. The amount of revenue we recognize upon point redemption is impacted by the estimate of the “breakage” for points that members will never redeem. We estimate breakage based on our historical experience and expectations of future member behavior and will true up the estimated breakage at the end of each period. We recognized revenue net of reimbursement paid to franchisees as our performance obligation is to facilitate the transaction between the member and the franchised and managed hotels.

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

Long-term Investments

Our long-term investments mainly consist of equity-method investments, equity investments with readily determinable fair values and equity investments without readily determinable fair values and an available-for-sale debt investment.

Investments in entities in which we have significant influence but do not own a majority equity interest or otherwise control are accounted for using equity-method investments in accordance to ASC 323-10, Investments — Equity Method and Joint Ventures: Overall. The share of earnings or losses of such investees are recorded in earnings. We record impairment losses on these investments when the impairment is deemed other-than-temporary.

Investments in equity securities that have readily determinable fair values (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value, with unrealized gains and losses from fair value changes recognized in net income in the consolidated statements of comprehensive income.

For investments in equity securities without readily determinable fair values, we elected to use the measurement alternative to measure at cost plus or minus changes from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the amount by which the carrying value exceeds the fair value of the investment. Prior to the adoption of ASU 2016-01 Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities on January 1, 2019, these investments were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

The available-for-sale debt investment is convertible debt instruments issued by a private company that is redeemable at the Company’s option, which are measured at fair value, with unrealized gains and losses from fair value changes recognized in other comprehensive income and interest income recognized in net income in the consolidated statements of comprehensive income. An impairment loss on the available-for-sale debt investments, if any, is recognized in earnings when the decline in value is determined to be other-than-temporary.

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

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. Our goodwill as of December 31, 2019 and 2020 was related to our acquisition of subsidiaries and business. We follow ASC subtopic 350-20, Intangibles-Goodwill and Other: Goodwill. Goodwill and business acquired in a business combination are not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

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

In 2018 and 2019, we performed a qualitative assessment for the reporting unit. In 2020, we elected to choose to bypass the qualitative assessment and proceed directly to perform a quantitative test.

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

	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
Revenues:
Leased-and-operated hotels(1)	212,672	23.5	253,421	23.2	227,074	34,801	24.4
Franchised-and-managed hotels	692,943	76.5	831,340	76.1	677,481	103,828	72.9
Others	-	-	7,032	0.7	25,455	3,901	2.7
Total revenues	905,615	100.0	1,091,793	100.0	930,010	142,530	100.0

•

Franchised-and-managed Hotels. In 2018, 2019 and 2020, we generated revenues of RMB692.9 million, RMB831.3 million and RMB677.5 million (US$103.8 million) from our franchised-and-managed hotels, which accounted for 76.5%  76.1% and 72.9% of our revenues for the respective years, which revenues include revenues from membership fees of franchised-and-managed hotels.

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

Our revenues from franchised-and-managed hotels are primarily affected by the number of hotels and the revenues generated by the franchised-and-managed hotels. Our franchise agreements typically run for an initial term of 10 to 20 years. We collect franchise management fees from our franchisees and do not bear loss, if any, incurred by our franchisees. Our franchisees are generally required to pay us an initial franchise fee ranging between RMB150,000 and RMB250,000, depending on the number of rooms in the hotel. They are also responsible for all costs and expenses related to hotel construction and renovation. In addition, our franchise agreements typically provide for a monthly franchise management fee of 3% to 5% of the total revenues generated by each franchised-and-managed hotel. In general, we charge franchisees who open multiple hotels under our franchised-and-managed model a lower fee to reward their loyalty. On average, we charged our franchisees a monthly franchise management fee of 4.4%, 4.5% and 4.5% of the total revenues generated by each franchised-and-managed hotel in 2018, 2019 and 2020. Due to the impact of COVID-19, we supported our franchisees by temporarily reducing both their recurring franchisee fee and central reservation fee by 50% nationwide, and by temporarily waiving entirely both the recurring franchisee fee and the central reservation fee for all hotels under requisition or located in Hubei Province. All these policies resulted in a lower effective ratio of monthly franchisee fees. We also collect from franchisees a reservation fee on a per room night basis for using our central reservation system, an annual IT system maintenance fee and a part of the membership registration fee to service customers who join our membership program at franchised-and-managed hotels. A number of these hotel general managers are our direct employees and the franchisees will reimburse us the general managers’ salary which is recognized as part of our revenues.

The table below sets forth the revenues from initial franchise fee and recurring franchise management fee and others, both in absolute amount and as a percentage of our revenues generated from franchised-and-managed hotels for the years indicated:

	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
Initial franchise fee	42,806	6.2	54,930	6.6	61,051	9,357	9.0
Recurring franchise management fee	650,137	93.8	776,410	93.4	616,430	94,471	91.0
Revenues from franchised-and- managed hotels	692,943	100.0	831,340	100.0	677,481	103,828	100.0

Revenues from recurring franchise management fee and others as a percentage of our revenues from franchised-and-managed hotels were 93.8% in 2018, 93.4% in 2019 and 91.0% in 2020.

•

Leased-and-operated Hotels. In 2018, 2019 and 2020, we generated revenues of RMB212.7 million, RMB253.4 million and RMB227.1 million (US$34.8 million) (including RMB53.9 million, RMB74.9 million and RMB 77.7 million (US$11.9 million) sublease rental revenue for 2018, 2019 and 2020, respectively) from our leased-and-operated hotels, which accounted for 23.5%, 23.2% and 24.4% of our revenues for the respective years.

For our leased-and-operated hotels, we own or lease properties from property owners or lessors and we are responsible for hotel conversion and customization to conform to our standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels and purchasing supplies. Our typical lease term ranges from 10 to 20 years with an initial three to six-month rent-free period. We generally pay rent on a quarterly or semi-annual basis.

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

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating costs and expenses:
Hotel operating costs:
Rental	76,055	8.4	79,597	7.3	118,295	18,130	12.7
Utilities	19,264	2.1	19,119	1.8	15,372	2,356	1.7
Personnel costs	33,715	3.7	38,277	3.5	41,331	6,334	4.4
Depreciation and amortization	21,313	2.4	34,727	3.2	50,324	7,712	5.4
Consumables, food and beverage	19,276	2.1	32,338	3.0	43,258	6,630	4.7
Costs of hotel managers of franchised-and-managed hotels	70,480	7.8	96,565	8.8	91,665	14,048	9.9
Other costs of franchised-and-managed hotels	22,353	2.5	29,193	2.7	22,986	3,523	2.5
Others	11,963	1.3	9,011	0.8	9,291	1,424	1.0
Total hotel operating costs	274,419	30.3	338,827	31.1	392,522	60,157	42.2
Selling and marketing expenses	47,398	5.2	84,970	7.8	75,347	11,547	8.1
General and administrative expenses	95,261	10.5	184,988	16.9	172,558	26,446	18.5
Other operating expenses	5,946	0.7	3,287	0.3	1,731	265	0.2
Total operating costs and expenses	423,024	46.7	612,072	56.1	642,158	98,415	69.0

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

•

General and administrative expenses. Our general and administrative expenses consist primarily of compensation and benefits, including share-based compensation, for our corporate and regional office employees and other employees who are not sales and marketing or hotel-based employees, costs of third-party professional services, travel and accommodation expenses, bad debt provision and other expenses which include bank charges and stamp duty.

A.	Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of total revenues for the year indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. We believe that the year-to-year comparison of operating results should not be relied upon as being indicative of future performance.

	Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased-and-operated hotels	212,672	23.5	253,421	23.2	227,074	34,801	24.4
Franchised-and-managed hotels	692,943	76.5	831,340	76.1	677,481	103,828	72.9
others			7,032	0.7	25,455	3,901	2.7
Total revenues	905,615	100.0	1,091,793	100.0	930,010	142,530	100.0
Operating costs and expenses:
Hotel operating costs	(274,419)	(30.3)	(338,827)	(31.1)	(392,522)	(60,157)	(42.3)
Selling and marketing expenses	(47,398)	(5.2)	(84,970)	(7.8)	(75,347)	(11,547)	(8.1)
General and administrative expenses	(95,261)	(10.5)	(184,988)	(16.9)	(172,558)	(26,446)	(18.5)
Other operating expense	(5,946)	(0.7)	(3,287)	(0.3)	(1,731)	(265)	(0.2)
Total operating costs and expenses	(423,024)	(46.7)	(612,072)	(56.1)	(642,158)	(98,415)	(69.1)
Other operating income	22,570	2.5	24,832	2.3	31,399	4,812	3.4
Income from operations	505,161	55.8	504,553	46.2	319,251	48,927	34.3
Interest income and other, net	49,660	5.5	66,088	6.1	72,934	11,178	7.8
Interest expenses	(542)	(0.1)	(2,506)	(0.2)	(3,456)	(529)	(0.4)
Gains (losses) from investments in equity securities	(57,775)	(6.4)	55,254	5.1	(36,774)	(5,636)	(4.0)
Other income/expense, net	35,735	3.9	2,691	0.2	2,297	352	0.2
Income before income taxes	532,239	58.8	626,080	57.3	354,252	54,292	38.1
Income tax expense	(152,718)	(16.9)	(189,568)	(17.4)	(110,459)	(16,929)	(11.9)
Income before share of losses in equity investees	379,521	41.9	436,512	40.0	243,793	37,363	26.2
Share of losses (gains) in equity investees, net of tax	(8,301)	(0.9)	1,262	0.1	910	139	0.1
Net income	371,220	41.0	437,774	40.1	244,703	37,502	26.3
Net loss attributable to noncontrolling interests	491	0.1	4,944	0.5	16,641	2,551	1.8
Net income attributable to ordinary shareholders	371,711	41.0	442,718	40.5	261,344	40,053	28.1

The following tables present certain unaudited financial data and selected operating data as of and for the years ended December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
Selected Operating Data:
Total hotels in operation	2,757	3,957	4,340
Franchised-and-managed hotels	2,782	3,923	4,300
Leased-and-operated hotels	29	34	40
Total hotel rooms in operation	221,529	290,026	315,335
Franchised-and-managed hotels	217,795	285,736	310,447
Leased-and-operated hotels	3,734	4,290	4,888
Number of cities	290	339	345

	Year Ended December 31,
	2018	2019(3)	2020
Occupancy rate (as a percentage)
Total hotels in operation	82.1%	80.9%	68.7%
Franchised-and-managed hotels	82.3%	81.1%	68.9%
Leased-and-operated hotels	68.0%	66.1%	57.8%
Average daily rate (in RMB)
Total hotels in operation	164	170	152
Franchised-and-managed hotels	163	169	152
Leased-and-operated hotels	205	211	179
RevPAR (in RMB)
Total hotels in operation	135	137	105
Franchised-and-managed hotels	134	137	105
Leased-and-operated hotels	139	140	104

(1)	Based on the number of available rooms.

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands, except for percentage)
Non-GAAP Financial Data
Adjusted EBITDA(1)	514,086	523,374	355,453	54,476
Adjusted EBITDA Margin(2)	56.8%	47.9%	38.2%	38.2%

(1)

We believe that Adjusted EBITDA, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

In 2019 and prior years, Adjusted EBITDA (non-GAAP) was previously calculated as net income plus other operating expenses, income tax expense, share of losses in equity investees (net of tax), interest expense, share-based compensation, depreciation and amortization, losses on investments in equity securities, one-time fees and expenses, provision for bad debt and other expense net, but excludes other operating income, interest income and other, net, gains on investments in equity securities, share of gains in equity investees (net of tax) and other income net. In 2020, we revised our presentation and method of calculating Adjusted EBITDA (non-GAAP). Adjusted EBITDA (non-GAAP) is currently calculated as as net income plus other operating expenses, income tax expense, interest expense, depreciation and amortization, losses from investment in equity securities, share of loss in equity investees (net of tax), but excludes other operating income, interest income and other net, gains from investment in equity securities, share of gain in equity investees (net of tax) and other income net. Our Adjusted EBITDA for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 presented above have been retrospectively adjusted and prepared in accordance with this new calculation method.

(2)	Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by our total revenues.
(3)

Our Occupancy rate, Average daily rate and RevPAR data for the year ended December 31, 2019 presented above reflect the impact of Argyle Hotel Management Group (Australia) Pty Ltd, or Argyle, and Urban Hotel Group, or Urban, only after we acquired them, and began consolidating them in our financial statements, starting from April 2019 and December 2019, respectively. If such Occupancy rate, Average daily rate and RevPAR data were also to reflect the full year impact of Argyle and Urban prior to the respective acquisitions, and for the full year ended December 31, 2019: our Occupancy rate would have been 77.8% for Total hotels in operation, with 78.0% for Franchised-and-managed hotels and 67.5% for Leased-and-operated hotels; our Average daily rate would have been 168 for Total hotels in operation, with 168 for Franchised-and-managed hotels and 205 for Leased-and-operated hotels; and our RevPAR would have been 131 for Total hotels in operation, with 131 for Franchised-and-managed hotels and 138 for Leased-and-operated hotels.

The presentation of Adjusted EBITDA should not be construed as an indication that our future results will be unaffected by other charges and gains, we consider to be outside the ordinary course of our business.

The use of Adjusted EBITDA has certain limitations because it does not reflect all items of income and expenses that affect our operations. Items excluded from Adjusted EBITDA are significant components in understanding and assessing our operating and financial performance. Depreciation and amortization expense for various long-term assets, and income tax have been and will be incurred and are not reflected in the presentation of Adjusted EBITDA. Each of these items should also be considered in the overall evaluation of our results. Additionally, Adjusted EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of our liquidity. We compensate for these limitations by providing the relevant disclosure of our other operating income/expense, depreciation and amortization, interest expense, gains(losses) from investments in equity securities, income tax expenses, share of gains (losses) in equity investees (net of tax), other income/expense, net, and other relevant items both in our reconciliations to the corresponding U.S. GAAP financial measures and in our consolidated financial statements, all of which should be considered when evaluating our performance.

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

A reconciliation of Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	Year Ended December 31,
	2018	2019	2020
	(RMB)	(RMB)	RMB	US$
	(in thousands)
Net income	371,220	437,774	244,703	37,502
Deduct:
Other operating income	22,570	24,832	31,399	4,812
Interest income and other, net	49,660	66,088	72,934	11,178
Gains from investments in equity securities	3,091	77,050	45,440	6,964
Share of gains in equity investees, net of tax	142	1,550	1,119	171
Other income (expense), net	36,723	2,691	2,297	352
Add:
Other operating expenses	5,946	3,287	1,731	265
Income tax expense	152,718	189,568	110,459	16,929
Share of loss in equity investees, net of tax	8,443	288	209	32
Interest expense	542	2,506	3,456	529
Depreciation and amortization	25,550	40,366	65,870	10,095
Losses on investments in equity securities	60,866	21,796	82,214	12,600
Other expense, net	987	–
Adjusted EBITDA (Non-GAAP)	514,086	523,374	355,453	54,476

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues. Our total revenues decreased by14.8% from RMB1,091.8 million in 2019 to RMB930.0 million (US$142.5 million) in 2020. The decrease was primarily due to the impact of COVID-19. For the full year 2020, we have opened 538 new hotels and closed 155 hotels at the same time. The revenue per available room, or RevPAR, was RMB105 in the full year 2020, representing a 23.7% year-over-year decrease.

Franchised-and-managed hotels. Revenues from our franchised-and-managed hotels decreased by 18.5% from RMB831.3 million in 2019 to RMB677.5 million (US$103.8 million) in 2020. The initial franchise fees increased by 11.1% year-over-year, mainly attributable to the gross opening of 528 F&M hotels and contribution from historical amortization under ASC606, which was adopted since the first quarter of 2019. The recurring franchise management fees decreased from RMB776.4 million in 2019 to RMB616.4 million in 2020, primarily due to RevPAR decrease resulted from impact of COVID-19, as well as the temporary reduction of franchise management fees and CRS usage fees to support our franchisees during COVID-19.

Leased-and-operated hotels. Revenues from our leased-and-operated hotels, including sublease rental revenues of RMB74.9 million and RMB77.7 million (US$11.9 million) for 2019 and 2020, respectively, decreased by 10.4% from RMB253.4 million in 2019 to RMB227.1 million (US$34.8 million) in 2020. The decrease was primarily due to RevPAR decrease, temporary closure of certain hotels, and partial reduction and extension of sublease income recognition, and partially offset by the revenue contribution from 6 net newly opened L&O hotels.

Hotel operating costs. Our hotel operating costs increased by 15.8% from RMB338.8 million in 2019 to RMB392.5 million (US$60.2 million) in 2020, The increase was mainly attributable to higher rents, higher depreciation and amortization, the consolidation of operation costs of Argyle and Urban, which was acquired in April and November, 2019. In 2020, there were 10 L&O hotels newly opened, which accounted for the main increase in hotel operating costs. Excluding L&O hotel operating costs, costs related to F&M hotels and others decreased 9.5%.

Selling and marketing expenses. Our selling and marketing expenses decreased by 11.3% from RMB85.0 million in 2019 to RMB75.3 million (US$11.5 million) in 2020, The decrease was mainly attributable to decreases in cost incurred during the first half of the year for travelling and meals, because of measures taken to control the spread of COVID-19, including the lock-down of certain cities, business closures, and restrictions on travel. The decrease was also due to the impact of a one-time expense for the Annual Conference for Celebrating the First Anniversary of our Listing on NYSE in 2019, and partially offset by the increasing fees incurred during the second half of the year, along with cooperation with Internet social platforms. Our selling and marketing expenses increased as a percentage of our revenues from 7.8% in 2019 to 8.1% in 2020.

General and administrative expenses. Our general and administrative expenses decreased by 6.7% from RMB185.0 million in 2019 to RMB172.6 million (US$26.4 million) in 2020, the decrease was primarily attributable to the impact of a one-time provision for bad debts incurred during 2019, partially offset by higher depreciation and amortization for our property and equipment, increased investment in Research and Development, higher consulting fees, and the consolidation of expenses from Argyle and Urban.

Other operating expense. Our other operating expense decreased by 47.3% from RMB3.3 million in 2019 to RMB1.7 million (US$0.3 million) in 2020, primarily due to a donation of $1 million and one-time loss of the transformation from one leased-and-operated hotel to franchise hotel in 2019.

Other operating income. Our other operating income increased by 26.4% from RMB24.8 million in 2019 to RMB31.4 million (US$4.8 million) in 2020, primarily due to the increase of financial subsidies from RMB9.9 million in 2019 to RMB20.1 million in 2020.

Income from operations. As a result of the foregoing, our income from operations decreased by 36.7% from RMB504.6 million in 2019 to RMB319.3 million (US$48.9 million) in 2020. As a percentage of our revenues, our income from operations decreased from 46.2% in 2019 to 34.3% in 2020.

Interest income and other, net. Our net interest income increased by 10.4% from RMB66.1 million in 2019 to RMB72.9 million (US$11.2 million) in 2020, primarily due to an increase in interest income from average aggregate balances of cash and cash equivalents, restricted cash, short-term investment and time deposits in 2020.

Gains (losses) from investments in equity securities. Our gains (losses) from investments in equity securities decreased from RMB55.3 million in 2019, including gains from disposal of investments in equity securities of RMB70.4 million and mark-to-market losses of RMB15.1 million., to negative RMB36.8 (US$5.6 million) in 2020, including mark-to-market losses of RMB40.8 million (US$6.2 million), commission for stock purchase of RMB0.7 million (US$0.1 million), and offset by dividends of equity securities of RMB4.7 million (US$0.7 million). The balance of our investments in equity securities increased from RMB207.0 million as of December 31, 2019 to RMB242.4 million (US$37.1 million) as of December 31, 2020. Aside from these A-share securities, we also hold 41,336,000 shares of Gingko, which we acquired during its initial public offering on the Hong Kong Stock Exchange in 2019, 13,870,000 shares of Zhejiang New Century, in which we invested as a cornerstone investor in its initial public offering in 2019. and 33,652,000 shares of Sunkwan Properties, in which we invested as a cornerstone investor in its initial public offering on the Hong Kong Stock Exchange in 2020. Any realized or unrealized gains or losses resulting from the fluctuations of the market value of these securities will be recognized in earnings in the period which they occur.

Income tax expense. Our income tax expenses decreased by 41.7% from RMB189.6 million in 2019 to RMB110.5 million (US$16.9 million) in 2020, primarily due to the decrease of income from operations in 2020. The effective tax rate slightly increased from 30% in 2019 to 31% in 2020 due to the combination effect of the tax rate of 25% applied for certain subsidiaries that was in the process of renewal of HNTE qualification and decrease in accrual of deferred tax liabilities for expected distributions from our subsidiaries incorporated in the PRC of their 2020 earnings in the form of dividend.

Share of (losses) gains in equity investee, net of tax. The gains in 2019 mainly consist of RMB1.3 million from Steigenberger Hotels AG. We recognized gains of RMB0.9 million (US$0.1 million) in 2020, mainly attribute to the gains from Zhilong.

Net loss attributable to non-controlling interests. The loss in 2020 mainly consist of RMB9.9 million attributable to Argyle’s minority shareholders.

Net income attributable to our ordinary shareholders. As a result of the foregoing, our net income attributable to our ordinary shareholders decreased by 41.0% from RMB442.7 million in 2019 to RMB261.3 million (US$40.1 million) in 2020. Our net margin, defined as our net income attributable to our ordinary shareholders as a percentage of our revenues, decreased from 40.5% in 2019 to 28.1% in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

For a discussion of our results of operations for the fiscal year ended December 31, 2019 compared with the fiscal year ended December 31, 2018, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” in our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 30, 2020.

B.	Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities. Our cash and cash equivalents and restricted cash balance as of December 31, 2020 was RMB633.7 million (US$97.1 million). Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired.

We have been able to meet our working capital and capital expenditure needs, and we believe that we will be able to meet our working capital needs in at least the next twelve months with our operating cash flow and existing cash and cash equivalents. The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	554,950	513,940	295,257	45,250
Net cash used in investing activities	(181,756)	(1,219,956)	(111,553)	(17,096)
Net cash (used in) provided by financing activities	663,145	(212,232)	115,528	17,705
Effect of exchange rate changes on cash and cash equivalents	66,023	(6,918)	(7,664)	(1,174)
Net increase (decrease) in cash and cash equivalents	1,102,362	(925,166)	291,568	44,685
Cash and cash equivalents and restricted cash at the beginning of the year	164,964	1,267,326	342,160	52,438
Cash and cash equivalents and restricted cash at the end of the year	1,267,326	342,160	633,728	97,123

* Upon the adoption of ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, restricted cash was included within cash and cash equivalents in the consolidated statement of cash flows for the year ended December 31, 2019 and the comparative disclosure of the year ended December 31, 2017 and 2018 had been restated to conform to the current year presentation.

Operating Activities

Net cash provided by operating activities was RMB295.3 million (US$45.3 million) in 2020, compared to RMB513.9 million in 2019 and RMB555.0 million in 2018.

Net cash provided by operating activities in 2020 was RMB295.3 million, which was primarily attributable to our net income of RMB244.7 million, adjusted to deduct interest income of RMB11.5 million, and to add back (i) non-cash depreciation and amortization of RMB65.9 million, (ii) losses from investments in equity securities of RMB44.5 million, and (iii) bad debt expense of RMB30.0 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) a decrease in our deferred revenue of RMB59.5 million mainly attributable to a decrease in our membership fees received and initial franchisee fees received, (ii) an increase in our accounts receivable of RMB28.8 million mainly attributable to a decrease in bad debt provision due to the recovery from COVID-19 and improved operating performance, (iii) an increase in other assets of RMB19.7 million, (iv) an increase in other current assets of RMB18.8 million, (v) an increase in deferred taxes of RMB12.6 million, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) an increase in our unrecognized tax benefits of RMB29.0 million, (ii) an increase in accrued expenses and other current liabilities of RMB13.2 million, (iii) a decrease in amounts due from related parties of RMB10.3 million, and (iv) an increase in salary and welfare payable of RMB8.9 million.

Net cash provided by operating activities in 2019 was RMB513.9 million, which was primarily attributable to our net income of RMB437.8 million, adjusted to deduct (i) gains from investments in equity securities of RMB55.3 million, and (ii) interest income of RMB35.7 million, and to add back (i) non-cash depreciation and amortization of RMB40.4 million, (ii) bad debt expense of RMB38.4 million, (iii) share-based compensation expenses of RMB26.5 million, and (iv) income tax expenses of RMB19.8 million related to dividend distribution by our PRC subsidiaries. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) an increase in our accounts receivable of RMB52.3 million mainly attributable to an increase of RMB40.9 million in receivables from franchisees due to expansion of our business, (ii) an increase in deferred taxes of RMB30.2 million, (iii) an increase in other assets of RMB22.6 million, (iv) an increase in prepaid rent of RMB14.3 million, (v) a decrease in income tax payable of RMB12.5 million, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) an increase in our deferred revenue of RMB19.0 million mainly attributable to an increase in our membership fees received, partially offset by reduction of initial franchisee fees received, (ii) an increase in our unrecognized tax benefits of RMB92.0 million, (iii) an increase in accrued expenses and other current liabilities of RMB27.2 million, (iv) an increase in our other long-term liabilities of RMB21.5 million, and (v) a decrease in other current assets of RMB11.0 million.

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

Investing Activities

Net cash used in investing activities was RMB111.6 million (US$17.1 million) in 2020, compared to RMB1,220.0 million in 2019 and net cash provided by investing activities of RMB181.8 million in 2018.

Net cash used in investing activities in 2020 was RMB111.6 million, primarily attributable to (i) purchase of short-term investments of RMB206.6 million, (ii) loan to franchisee net of RMB119.6 million, loan to third parties net of RMB62.0 million, (iii) purchases of property and equipment of RMB111.9 million, (iv) purchase of investments in equity securities of RMB65.8 million, including the strategic and financial investment in Sunkwan Properties, (v) increase of long-term time deposits of RMB30.0 million, (vi) payment for acquisitions of RMB25.0 million, partially offset by (i) proceeds from short-term investments of RMB453.4 million, (ii) repayment of advances for acquisitions of RMB36.4 million, (iii) repayment from a related party net of RMB11.6 million.

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

Financing Activities

Net cash used in financing activities was RMB115.5 million (US$17.7 million) in 2020, compared to net cash provided by financing activities of RMB212.2 million in 2019 and net cash used in financing activities of RMB663.1 million in 2018.

Net cash provided by financing activities in 2020 was RMB115.5 million, primarily attributable to (i) proceeds from short-term borrowings of RMB90.0 million, (ii) proceeds from NCI of RMB27.5 million

Net cash used in financing activities in 2019 was RMB212.2 million, primarily attributable to proceeds from NCI of RMB14.7 million and offset by a distribution to our shareholders of RMB227.0 million.

Net cash provided by financing activities in 2018 was RMB663.1 million, primarily attributable to (i) proceeds from initial public offering of RMB837.5 million, and (ii) proceeds from short-term borrowings of RMB60 million, partially offset by (i) a distribution to our shareholders of RMB200.5 million, and (ii) payment for initial public offering costs of RMB30.8 million.

Statutory Reserves

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of December 31, 2018, 2019 and 2020, total statutory reserves of our PRC subsidiaries was RMB57.7 million, RMB63.0 million and RMB70.0 million (US$10.7 million). These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer their net assets to the company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB394.4 million, RMB509.4 million and RMB777.7 million (US$119.2 million) as of December 31, 2018, 2019 and 2020, respectively.

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

As of December 31, 2018, 2019 and 2020, we had short-term investments of RMB685.5 million, RMB437.3 million and RMB302.0 million (US$46.3 million) and investments in equity securities of RMB307.7 million, RMB207.0 million and RMB242.4 million (US$37.1 million). We recorded losses from disposal of the short-term investments and investments in equity securities gains of nil and RMB14.4 million, respectively, in 2018 and gains of nil and RMB70.4 million, respectively, in 2019, and gains of nil and RMB2.3 million (US$0.4 million), respectively, in 2020. Mark-to-market losses from these equity securities we recorded amounted to RMB72.2 million, RMB29.8 million and RMB29.6 million (US$4.5 million) in 2018, 2019 and 2020, respectively.

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

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2020. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

E.	Off-Balance Sheet Arrangements

Other than operating lease obligations set forth in the table under the caption “Tabular Disclosure of Contractual Obligations” below, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties as of December 31, 2020. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payments Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than Five Years
	(in RMB thousands)
Operating lease obligations	1,054,810	151,371	227,281	193,507	482,651
Other long-term liabilities	115,863	–	–	–	115,863
Total	1,170,673	151,371	227,281	193,507	598,514

As of December 31, 2020, we recorded uncertain tax benefits of RMB290.7 million (US$44.5 million) mainly related to transfer pricing and deductibility of expenses.

G.	Safe Harbor

This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 4. Information on the Company — B. Business Overview” and “Item 4. Information on the Company — B. Business Overview — Regulatory Matters” in this annual report. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our current directors, executive officers and senior management.

Name	Age	Position/Title
Alex S. Xu ()	57	Chairman and chief executive officer
Gregory James Karns	65	Director, general counsel
Akira Hirabayashi	54	Independent director
Bingwu Xie ()	51	Independent director
Dong Li ()	45	Independent director
Yiping Yang ()	38	Chief financial officer
Wen Qi ()	43	Vice president, human resources and administration
Yong Yang ()	42	Vice president, development

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

Mr. Dong Li () has served as an independent director of our company since March 2018. Mr. Li has served as the chief financial officer of Ximalaya, Inc, one of China’s largest online audio platforms since September 2019 and its co-chief financial officer since March 2021, and as an independent director of Boqii Holding Ltd (a company listed on the NYSE, ticker symbol: BQ) since September 2020. Prior to joining Ximalaya, Inc, Mr. Li served as the chief financial officer for several companies, including OneSmart International Education Group Limited, a diversified premium K-12 education company in China listed on the New York Stock Exchange (ticker symbol: ONE) from July 2017 to June 2019; Pegasus Media Group Limited, a company focuses on movie and TV show production, investment, licensing, marketing and derivatives from April 2016 to April 2017; and Ecovacs Robotics Holdings Limited, a consumer robotics company in China listed on the Shanghai Stock Exchange (ticker symbol: 603486) from March 2015 to February 2016. From September 2008 to February 2015, Mr. Li worked as an associate and later vice president in investment banking at Bank of America Merrill Lynch and ICBC International in Hong Kong. Prior to that, Mr. Li worked in KPMG’s auditing practice group from August 1999 to April 2006 in its Beijing and Silicon Valley offices, respectively. Mr. Li received a bachelor’s degree in accounting from School of Economics and Management, Tsinghua University in July 1999, as well as a master’s degree in business administration in finance from Kellogg School of Management, Northwestern University in June 2008. Mr. Li is a member of the Chinese Institute of Certified Public Accountants and the Certified General Accountants Association of Canada.

Dr. Yiping Yang () has served as our chief financial officer since January 2019, a director of our company from January 2018 to March 2018, as our vice president for operations since 2017, and as our vice president for sales and marketing since 2016. Dr. Yang has worked at our company as a secretary of general managers and a group marketing director since 2016, with responsibility for sales channels, customer reservation services, online promotion, public relations, and graphic design. She initially joined our company as executive assistant to the chairman. From 2011 to 2015, Dr. Yang held various roles as a marketing director, sales manager, and assistant general manager with Jingfeng Industry Co., Ltd., Jiangxi, a chain manufacturing company. Dr. Yang received a bachelor’s degree in applied mathematics from Shanghai Jiao Tong University in 2004 and passed the qualifying exam for the doctoral program in 2006. She received a doctoral degree in financial engineering from the Chinese University of Hong Kong in 2010.

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

Mr. Yong Yang () has served as our vice president for development since 2015. Mr. Yang worked with our company as a regional manager from 2013 to 2015 and as a regional deputy manager from 2012 to 2013. In 2012, he served as our regional director of the Southern Anhui Region. From 2011 to 2012, Mr. Yang worked with our company as a regional manager and a development specialist. From 2011 to 2010, he worked successively as a deputy manager and then manager of our Anhui branch. From 2008 to 2009, Mr. Yang served as assistant general manager of the Hefei branch of Homeinns Hotels Co., Ltd. Mr. Yang studied economic management at the College of Economics and Management at the Anhui Administration Institute and graduated in 2005.

B.	Compensation

For the year ended December 31, 2020, we paid an aggregate of approximately US$0.40 million in cash to our executive officers and directors.

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

A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract or arrangement with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote in respect of any contract, proposed contract, or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, and to mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by an ordinary resolution of our shareholders, pursuant to our amended and restated memorandum and articles of association. Each of our directors will hold office until his or her successor takes office or until his or her earlier death, resignation or removal. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies, or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated, (v) is prohibited by any applicable law from being a director, or (vi) is removed from office pursuant to any other provision of our amended and restated memorandum and articles of association. Our officers are elected by and serve at the discretion of the board of directors.

Members of our board of directors will be nominated by the nominating and corporate governance committee of the board. Director nominees will be elected by a simple majority vote of shareholders at our annual general meeting.

D.	Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share Ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of December 31, 2020 by:

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

The calculations in the table below are based on (i) 68,286,954 Class A ordinary shares and (ii) 34,762,909 Class B ordinary shares outstanding as of December 31, 2020.

	Ordinary Shares Beneficially Owned		Percentage of Votes Held
	Number	%	%
Directors and Executive Officers:
Alex S. Xu(1)	91,352,209	88.7	93.2
Gregory James Karns	–	–	–
Akira Hirabayashi	–	–	–
Bingwu Xie	–	–	–
Dong Li	–	–	–
Yiping Yang	–	–	–
Wen Qi	–	–	–
Yong Yang	–	–	–
All directors and executive officers as a group	91,352,209	88.7	93.2
Principal Shareholder:
GreenTree Inns Hotel Management Group, Inc.(2)(3)(4)	91,352,909	88.7	93.2

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

To our knowledge, as of December 31, 2020, 10,826,746 Class A ordinary shares or 11.4% of our outstanding ordinary shares were held by record holders in the United States, including Deutsche Bank Trust Company Americas, the depositary bank for our ADR program. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

In 2019, we made a bridge loan to GTI together with Aotao and Da Niang Group for the renewal of the aforementioned merger and acquisition loan in 2016 at the request of the lending banks. The outstanding amount of the loan as of December 31, 2019 was RMB8.4 million with an interest rate of 4.35% per annum, which was fully settled in April 2020.

Transactions with Aotao and its subsidiaries

Shanghai Aotao Industrial Co., Ltd., or Aotao, is a catering management company controlled by GTI. In 2019, we made a bridge loan to Aotao in together with GTI and Da Niang Group, for the renewal of a merger and acquisition loan at the request of the lending banks. The outstanding amount of the loan as of December 31, 2019 was RMB20.1 million with an interest rate of 4.35% per annum, among which RMB12.2 million (US$1.9 million) was settled in April 2020.

In 2020, we made a bridge loan of RMB479 million (US$73.5 million) to Aotao, for the renewal of a loan in the catering sector with an interest rate of 4.35% per annum. The outstanding loan was settled in December 2020. In 2020, Aotao provided advertising promotion services to us in the aggregate amount of RMB3.9 million (US$0.6 million).

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

In 2020, we made a bridge loan of RMB40 million (US$6.13 million) to Da Niang Group, for the renewal of a loan with an interest rate of 4.35% per annum. The outstanding loan was settled in December 2020. In 2020, sublease revenue generated from Da Niang Group was RMB36 thousand (US$0.01 million). We also purchased services from Da Niang Group in the amount of RMB724 thousand (US$0.11 million) in 2020.

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

In 2020, sublease revenue generated from JYHM was RMB284 thousand (US$0.04 million). We also purchased service from JYHM of RMB40 thousand (US$0.01 million) in 2020.

Transactions with Ms. Yan Zhang

Ms. Yan Zhang was a senior officer of our company. In 2016, we lent Ms. Zhang RMB150.0 million to set up a company as part of the deal structure in an investment by GTI. The loan is unsecured and bear an annual interest rate of 3.5% and is repayable upon demand before December 31, 2017. In 2016 and 2017, Ms. Zhang repaid RMB30.0 million and RMB128.1 million, respectively and we recorded interest income of RMB4.6 million and RMB3.5 million for the respective years. The loan was fully repaid in 2017.

In July 2017, we entered into a share transfer agreement with a company controlled by Ms. Zhang to sell its 45.29% equity interest in Wiselong Enterprise Management Co., Ltd., for a cash consideration of RMB23.4 million. We recognized a disposal gain of RMB1.6 million in 2017. Ms. Yan Zhang resigned from our company on December 5, 2017. As of December 31, 2019, Ms. Yan Zhang acts as executive officer for catering management companies controlled by GTI.

Transactions with Napa Infinity Winery (Shanghai) Inc.

Napa Infinity Winery (Shanghai) Inc., or Napa, is a wine distributor controlled by the brother of Mr. Alex S. Xu. We made advances to Napa for working capital purposes from time to time. In 2017 and 2019, we made purchases of wine with Napa in the aggregate amount of RMB4.0 million and RMB3.6 million, which was settled by offering the advances we made to Napa. In 2019, we also generated service revenue from Napa of RMB2.4 million by offering design service and promotion service on the 168 mall from the Group. In 2020, we purchased wine from Napa in the aggregate amount of RMB2.1 million (US$0.3 million).

Transactions with 519 Information Technology (Shanghai) Inc.

519 Information Technology (Shanghai) Inc., or 519, is a wine distributor controlled by the brother of Mr. Alex S. Xu, and we purchase wine to be consumed at our hotels. As of December 31, 2016, the RMB4,100 due to 519 represents the outstanding payment for the wine we purchased. The amount was settled in 2017.

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

Transactions with Yibon

Amount due to Yibon of RMB3.2 million comprised of receipts on behalf of Yibon which were unsecured, interest free, and repayable upon demand. We also generated franchise revenue from Yibon of RMB681 thousand in 2019. We generated franchise revenue from Yibon of RMB852 thousand (US$0.13 million) in 2020.

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

Subject to any rights and restrictions for the time being attached to any shares, our directors may from time to time declare dividends and other distributions on shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our directors decide to pay dividends, the form, frequency and amount of dividends will be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends on our shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our Class A ordinary shares will be paid in U.S. dollars.

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

Pursuant to Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, we have obtained an undertaking from the Financial Secretary of the Cayman Islands:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations; and
(2)	in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:
(i)	on or in respect of the shares, debentures or other obligations of our company; or
(ii)	by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act (As Revised).

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

The STA issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits (“STA Circular 35”) on October 14, 2019, which became effective on January 1, 2020. The STA Circular 35 further simplified the procedures for enjoying treaty benefits. According to the STA Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, and where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the STA, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interest or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grants tax exemption on relevant income or levies tax at an extremely low rate, will be taken into account, and they will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. Accordingly, GreenTree Hotel (Hong Kong), Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

On April 4, 2018, the MOF and STA jointly promulgated the Circular of the Ministry of Finance and the STA on Adjustment of Value-Added Tax Rates, or Circular 32. Circular 32 became effective on May 1, 2018 and shall supersede any previously existing provisions in the case of any inconsistency. Further, On March 20, 2019, the MOF, the STA and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform, or Announcement 39, to further slash value-added tax rates. According to the Announcement 39, (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%. The Announcement 39 came into effect on April 1, 2019 and shall prevail in case of any conflict with existing provisions.

Material U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of our ADSs and shares as of the date hereof. This summary is only applicable to ADSs and shares that are held as capital assets by a U.S. Holder (as defined below).

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ADSs or shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. If you are considering the purchase, ownership or disposition of our ADSs or shares, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

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

With respect to non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the U.S. Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the U.S. Thus, subject to the discussion under “— Passive Foreign Investment Company” below, we believe that dividends we pay on our ADSs will meet the conditions required for the reduced tax rates. Since we do not expect that our shares will be listed on an established securities market in the U.S., we do not believe that dividends that we pay on our shares that are not represented by ADSs will meet the conditions required for these reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in later years. Consequently, there can be no assurance that dividends paid on our ADSs will continue to be afforded the reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the U.S. In the event that we are deemed to be a China resident enterprise under the Chinese tax law (see “Item 10. Additional Information—E. Taxation — People’s Republic of China Taxation” above), we may be eligible for the benefits of the income tax treaty between the U.S. and China, or the Treaty. In that case, dividends we pay on our shares would be eligible for the reduced rates of taxation whether or not the shares are readily tradable on an established securities market in the U.S., and whether or not the shares are represented by ADSs. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

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

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), as well as gains from the sale of assets (such as stock) that produce passive income, foreign currency gains, and certain other categories of income. In addition, cash and other assets readily convertible into cash are generally considered passive assets. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of determining whether we are a PFIC, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income. For U.S. federal income tax purposes, we consider ourselves to own the equity of our consolidated VIEs. However, there is uncertainty in this regard and if it is determined, contrary to our view, that we do not own the equity of our consolidated VIEs for U.S. federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be more likely to be treated as a PFIC.

Based on the past and projected composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for 2020 and we do not expect to be a PFIC for 2021 or the foreseeable future, although there can be no assurance in this regard, since the determination of our PFIC status cannot be made until the end of a taxable year and depends significantly on the composition of our assets and income throughout the year.

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
•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or shares in an amount equal to the difference between the amount realized for the ADSs or shares and your adjusted basis in the ADSs or shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or shares for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. However, if we are treated as a Chinese resident enterprise for Chinese tax purposes and Chinese tax is imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as foreign source gain. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as foreign source, then you may not be able to use the foreign tax credit arising from any Chinese tax imposed on the disposition of our ADSs or shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). You are urged to consult your tax advisors regarding the tax consequences if any Chinese tax is imposed on gain on a disposition of our ADSs or shares, including the availability of the foreign tax credit and the election to treat any gain as foreign source, under your particular circumstances.

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

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash which is mostly held in interest bearing bank deposits. As of December 31, 2020, substantially all of our cash and cash equivalents were held in major financial institutions located in China. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to hedge interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Equity Price Risk

We are exposed to equity price risk on our common stock holdings. As of December 31, 2020, we had investments in equity securities (excluding investments in Gingko and New Century) of RMB242.4 million (US$37.1 million), primarily common stock in Chinese companies which are listed in China A-Share market. The common stock holdings are exposed to price fluctuations. Assuming a 1.0% decrease of share prices, the market value of the common stock holdings would have decreased to RMB240.0 million.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of ordinary shares and proceeds from our initial public offering. As of December 31, 2020, the amount of our cash and cash equivalents denominated in U.S. dollars was US$28.7 million and the amount of our cash and cash equivalents denominated in RMB was RMB436.0 million, and all our short-term investments of RMB302.0 million were denominated in RMB.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China, or the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the Renminbi has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. In 2018, the RMB depreciated approximately 5.7% against the U.S. dollar. In 2019, the RMB depreciated approximately 1.3% against the U.S. dollar. In 2020, the RMB appreciated approximately 6.3% against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

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

We received aggregate payments from Deutsche Bank, the depositary bank for our ADR program, amounting to USD$1,463,700 after tax during the year ended December 31, 2018. During the years ended December 31, 2019 and 2020, we did not receive any payment from Deutsche Bank.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2018, 2019 and 2020.

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

For the period from March 26, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2020, we used approximately US$100.3 million of the net proceeds from our initial public offering for general corporate purposes in line with our strategies, including (i) the organic expansion of our hotel chain and the improvement of existing hotel properties, including conversion of existing leased-and-operated hotels to new brands, including Gem, Gya and Vx, (ii) potential acquisitions of domestic and overseas operators that will complement our operations and accelerate our expansion plan, and (iii) working capital and other general corporate purposes, including marketing and upgrading our IT system.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Group Chief Executive Officer and Group Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2020, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our disclosure controls and procedures were effective as of December 31, 2020.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of December 31, 2020 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2020.

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

Internal Control over Financial Reporting

In connection with the preparation and external audit of our consolidated financial statements as of and for the years ended December 31, 2019, we and our auditors, an independent registered public accounting firm, noted material weaknesses in our internal control over financial reporting. The material weaknesses that were identified relate to insufficient accounting expertise necessary to comply with U.S. GAAP and SEC reporting and compliance requirements and insufficient implementation of internal controls on related party transactions. Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. In light of the material weakness that were identified as a result of the procedures performed, we believe it is possible that, had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies would have been identified.

We implemented certain measures to improve our internal control over financial reporting to address the material weakness that was previously identified. See “Item 15. Controls and Procedures —Internal Control over Financial Reporting” in our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on April 30, 2020. As of December 31, 2020, based on an assessment performed by our management on the performance of the remediation measures described above, our management has concluded that our internal control over financial reporting was effective.

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

Ernst & Young Hua Ming LLP has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2020, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, for the years indicated.

	For the Years Ended December 31,
	2018	2019	2020
	(In thousands of US dollars)
Audit Fees	469	698	785
All Other Fees	81	135	79
Total	550	833	864

Pre-Approval Policies and Procedures

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Ernst & Young Hua Ming LLP, including audit services, audit-related services, tax services and other services, as described above.

All audit and non-audit services performed by Ernst & Young Hua Ming LLP must be pre-approved by the Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

*12.1	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Principal Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Zhonglun W&D Law Firm

*101.INS	Inline XBRL Instance Document.

*101.SCH	Inline XBRL Taxonomy Extension Schema Document.

*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

*101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

*101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.

*101.PRE *104	Inline XBRL Taxonomy Extension Presentation Linkbase Document. Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GreenTree Hospitality Group Ltd.

By:	/s/ Alex S. Xu
	Name:	Alex S. Xu
	Title:	Chairman and Chief Executive Officer

Date: April 30, 2021

GreenTree Hospitality Group Ltd.

CONSOLIDATED FINANCIAL Statements

For the years ended December 31, 2018, 2019 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of GreenTree Hospitality Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GreenTree Hospitality Group Ltd. (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for investments in certain equity securities in the year ended December 31, 2019.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Shanghai, the People’s Republic of China

April 30, 2021

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2019	2020	2020
		RMB	RMB	USD
ASSETS	Notes
Current assets:
Cash and cash equivalents		319,847,701	611,358,209	93,694,745
Short-term investments		437,279,026	301,983,182	46,280,947
Investments in equity securities		207,007,926	242,378,696	37,146,160
Accounts receivable, net of allowance for doubtful accounts of RMB22,420,168 and RMB12,489,562 (USD1,914,109) as of December 31, 2019 and 2020 respectively		99,701,226	101,511,057	15,557,250
Amounts due from related parties	20	31,739,731	9,770,871	1,497,451
Prepaid rent		18,794,665	13,597,867	2,083,964
Inventories		2,537,717	3,804,680	583,093
Other current assets		66,004,017	77,649,794	11,900,352
Loans receivable, net	5	82,312,201	222,244,629	34,060,480
Total current assets		1,265,224,210	1,584,298,985	242,804,442
Restricted cash		22,312,522	22,369,900	3,428,337
Long-term time deposits		560,000,000	490,000,000	75,095,785
Loans receivable, net	5	121,563,742	145,703,988	22,330,113
Property and equipment, net	6	614,936,505	668,605,661	102,468,301
Intangible assets, net	7	496,280,316	491,513,073	75,327,674
Goodwill	8	100,078,236	100,231,487	15,361,147
Long-term investments	9	398,637,701	369,525,917	56,632,324
Other assets	10	76,957,992	66,635,394	10,212,322
Deferred tax assets	17	160,488,193	156,070,112	23,918,791
TOTAL ASSETS		3,816,479,417	4,094,954,517	627,579,236
LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	11	60,000,000	150,000,000	22,988,506
Accounts payable		15,296,042	19,606,344	3,004,804
Advance from customers	4	40,105,627	34,305,508	5,257,549
Amounts due to related parties	20	3,518,031	3,198,253	490,154
Salary and welfare payable		42,650,527	51,567,587	7,903,078
Deferred rent		5,179,664	1,356,132	207,836
Deferred revenue	4	231,925,272	221,314,997	33,918,007
Accrued expenses and other current liabilities	12	302,448,361	300,696,673	46,083,782
Income tax payable		93,909,177	87,483,970	13,407,505
Total current liabilities		795,032,701	869,529,464	133,261,221
Deferred rent		17,821,686	28,642,973	4,389,728
Deferred revenue	4	410,807,248	361,901,369	55,463,811
Other long-term liabilities	13	118,112,511	115,862,713	17,756,737
Deferred tax liabilities	17	195,303,547	178,413,413	27,343,052
Unrecognized tax benefits	17	261,641,717	290,679,902	44,548,644
Total liabilities		1,798,719,410	1,845,029,834	282,763,193
Commitments and contingencies	21

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED BALANCE SHEETS — (Continued)

		As of December 31,
		2019	2020	2020
		RMB	RMB	USD
Shareholders’ equity:	Notes
Class A ordinary shares (USD0.50 par value per share; 400,000,000, 400,000,000 and 400,000,000 shares authorized as of December 31, 2018, 2019 and 2020; 66,789,300, 67,416,046 and 68,286,954 shares issued and outstanding as of December 31, 2018, 2019 and 2020 respectively)	14	219,526,699	222,587,070	34,112,961
Class B ordinary shares (USD0.50 par value per share; 100,000,000, 100,000,000 and 100,000,000 shares authorized as of December 31, 2018, 2019 and 2020; 34,762,909, 34,762,909 and 34,762,909 shares issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)	14	115,534,210	115,534,210	17,706,392
Additional paid-in capital		1,152,108,217	1,149,280,404	176,134,928
Retained earnings		308,698,533	570,042,924	87,362,900
Accumulated other comprehensive income		65,300,854	45,586,647	6,986,460
Total GreenTree Hospitality Group Ltd. shareholders’ equity		1,861,168,513	2,103,031,255	322,303,641
Noncontrolling interests		156,591,494	146,893,428	22,512,402
Total shareholders’ equity		2,017,760,007	2,249,924,683	344,816,043
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		3,816,479,417	4,094,954,517	627,579,236

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,
		2018	2019	2020	2020
		RMB	RMB	RMB	USD
Revenues:	Notes
Leased-and-operated hotels (including revenue from related parties of nil, RMB385,355 and RMB320,179 (USD49,070) for the years ended December 31, 2018, 2019 and 2020, respectively)	4	212,671,930	253,420,676	227,074,041	34,800,619
Franchised-and-managed hotels (including revenue from related parties of RMB434,346, RMB2,358,491 and RMB852,287 (USD130,619) for the years ended December 31, 2018, 2019 and 2020, respectively)	4	692,942,739	831,340,340	677,480,818	103,828,478
Others	4	-	7,032,119	25,455,237	3,901,186
Total revenues		905,614,669	1,091,793,135	930,010,096	142,530,283
Operating costs and expenses:
Hotel operating costs (including purchase from related parties of nil, RMB 357,539 and RMB764,045 (USD117,095) for the years ended December 31, 2018, 2019 and 2020, respectively)	15	(274,419,263)	(338,826,479)	(392,522,306)	(60,156,675)
Selling and marketing expenses (including service from a related party of nil, RMB24,941and RMB6,021,433 (USD922,825) for the years ended December 31, 2018, 2019 and 2020, respectively)		(47,397,767)	(84,970,401)	(75,347,166)	(11,547,458)
General and administrative expenses (including purchase from a related party of nil, RMB3,576,659 and nil for the years ended December 31, 2018, 2019 and 2020, respectively)		(95,261,152)	(184,989,324)	(172,557,554)	(26,445,602)
Other operating expenses		(5,946,226)	(3,286,652)	(1,731,405)	(265,350)
Total operating costs and expenses		(423,024,408)	(612,072,856)	(642,158,431)	(98,415,085)
Other operating income		22,570,806	24,832,269	31,399,552	4,812,192
Income from operations		505,161,067	504,552,548	319,251,217	48,927,390
Interest income and other, net (including interest income from related parties of RMB263,366, RMB3,100,049 and RMB21,336,855 (USD3,270,016) for the years ended December 31, 2018, 2019 and 2020, respectively)		49,659,928	66,088,425	72,934,212	11,177,657
Interest expenses		(541,876)	(2,505,904)	(3,456,316)	(529,704)
(Losses and impairment) Gains on equity securities held		(57,774,952)	55,253,744	(36,773,521)	(5,635,789)
Other income, net		35,735,374	2,690,742	2,296,981	352,028
Income before income taxes and share of (losses) gains in equity method investments		532,239,541	626,079,555	354,252,573	54,291,582
Income tax expense	17	(152,718,668)	(189,567,817)	(110,459,202)	(16,928,613)
Income before share of (losses) gains in equity method investments		379,520,873	436,511,738	243,793,371	37,362,969
Share of (losses) gains in equity method investments, net of tax		(8,300,584)	1,262,431	909,365	139,366
Net income		371,220,289	437,774,169	244,702,736	37,502,335
Net loss attributable to noncontrolling interests		490,930	4,944,094	16,641,655	2,550,445
Net income attributable to ordinary shareholders		371,711,219	442,718,263	261,344,391	40,052,780

Earnings per share
Class A ordinary shares-basic and diluted	22	3.75	4.34	2.54	0.39
Class B ordinary shares-basic and diluted	22	3.75	4.34	2.54	0.39

Weighted average shares outstanding
Class A ordinary shares-basic and diluted	22	62,860,578	67,315,727	68,286,954	68,286,954
Class B ordinary shares-basic and diluted	22	36,288,343	34,762,909	34,762,909	34,762,909

Other comprehensive income, net of tax
-Foreign currency translation adjustments		66,453,841	2,933,162	(19,714,207)	(3,021,335)

Other comprehensive income (loss), net of tax		66,453,841	2,933,162	(19,714,207)	(3,021,335)

Comprehensive income, net of tax		437,674,130	440,707,331	224,988,529	34,481,000
Comprehensive loss attributable to noncontrolling interests		490,930	4,944,094	16,641,655	2,550,445
Comprehensive income attributable to ordinary shareholders		438,165,060	445,651,425	241,630,184	37,031,445

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Renminbi, except share data, unless otherwise stated)

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in	Retained	Accumulated Other Comprehensive	Total GreenTree Hospitality Group Ltd. Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	Capital	Earnings	(Loss) Income	Equity	interests	Total Equity
Balance at December 31, 2017	48,635,252	160,189,926	42,716,957	140,696,841	212,309,734	41,747,149	(4,086,149)	550,857,501	360,120	551,217,621
Redesignation Class B ordinary shares as Class A ordinary shares (Note 1)	7,954,048	25,162,631	(7,954,048)	(25,162,631)	-	-	-	-	-	-
Distribution to the shareholders (Note 1)	-	-	-	-	-	(160,840,918)	-	(160,840,918)	-	(160,840,918)
Issuance of Class A ordinary shares upon initial public offering, net of issuance cost (Note 1)	10,200,000	32,069,310	-	-	774,608,119	-	-	806,677,429	-	806,677,429
Acquisitions of subsidiaries and business	-	-	-	-	-	-	-	-	8,509,857	8,509,857
Net income (loss)	-	-	-	-	-	371,711,219	-	371,711,219	(490,930)	371,220,289
Foreign currency translation adjustments	-	-	-	-	-	-	66,453,841	66,453,841	-	66,453,841
Share-based compensation (Note 16)	-	-	-	-	16,108,950	-	-	16,108,950		16,108,950
Balance at December 31, 2018	66,789,300	217,421,867	34,762,909	115,534,210	1,003,026,803	252,617,450	62,367,692	1,650,968,022	8,379,047	1,659,347,069
Acquisitions of subsidiaries and business	626,746	2,104,832	-	-	122,591,019	-	-	124,695,851	138,437,060	263,132,911
Distribution to the shareholders (Note 1)	-	-	-	-	-	(386,637,180)	-	(386,637,180)	-	(386,637,180)
Capital contribution from noncontrolling interest holders	-	-	-	-	-	-	-	-	14,719,481	14,719,481
Net income (loss)	-	-	-	-	-	442,718,263	-	442,718,263	(4,944,094)	437,774,169
Foreign currency translation adjustments	-	-	-	-	-	-	2,933,162	2,933,162	-	2,933,162
Share-based compensation (Note 16)	-	-	-	-	26,490,395	-	-	26,490,395	-	26,490,395
Balance at December 31, 2019	67,416,046	219,526,699	34,762,909	115,534,210	1,152,108,217	308,698,533	65,300,854	1,861,168,513	156,591,494	2,017,760,007
Issuance of Class A ordinary shares as a payment to
the acquisition of Shandong Xinghui (Note 1)	870,908	3,060,371	-	-	(3,060,371)	-	-	-	-	-
Capital contribution from noncontrolling interest holders	-	-	-	-	-	-	-	-	6,943,589	6,943,589
Net income (loss)	-	-	-	-	-	261,344,391	-	261,344,391	(16,641,655)	244,702,736
Foreign currency translation adjustments	-	-	-	-	-	-	(19,714,207)	(19,714,207)	-	(19,714,207)
Share-based compensation (Note 16)	-	-	-	-	232,558	-	-	232,558	-	232,558
Balance at December 31, 2020	68,286,954	222,587,070	34,762,909	115,534,210	1,149,280,404	570,042,924	45,586,647	2,103,031,255	146,893,428	2,249,924,683
Balance at December 31, 2020 (USD)		34,112,961		17,706,392	176,134,928	87,362,900	6,986,460	322,303,641	22,512,402	344,816,043

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Operating activities:
Net income	371,220,289	437,774,169	244,702,736	37,502,335
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,549,965	40,366,299	65,869,970	10,095,015
Impairment of long-lived assets	5,008,677	-	-	-
Share of loss (gain) in equity method investments	8,300,584	(140,564)	(909,364)	(139,366)
Gain from disposal of a long-term investment	(36,723,048)	(1,097,790)	-	-
Gain from disposal of a subsidiary	-	-	(1,779,000)	(272,644)
Interest income	(20,447,590)	(35,659,822)	(11,542,121)	(1,768,907)
Bad debt expense	1,978,374	38,423,347	29,953,404	4,590,560
Losses and impairment (Gains) on equity securities held	57,774,952	(55,253,744)	44,506,823	6,820,970
(Gain) Loss on disposal of property and equipment	(267,849)	860,000	-	-
Foreign exchange loss (gain)	430,430	(1,408,437)	4,723,948	723,977
Share-based compensation	16,108,950	26,490,395	232,558	35,641
Withholding tax	23,345,894	19,845,708	-	-
Gains from the acquisition of an equity investee	(1,344,212)	-	-	-
Changes in operating assets and liabilities:
Accounts receivable	(12,368,310)	(52,263,625)	(28,789,041)	(4,412,114)
Prepaid rent	(185,941)	(14,316,252)	5,196,798	796,444
Inventories	621,293	351,518	(1,281,009)	(196,323)
Amounts due from related parties	1,694,216	(3,228,596)	10,329,181	1,583,016
Other current assets	(13,933,400)	10,990,176	(18,807,170)	(2,882,325)
Other assets	(1,964,823)	(22,637,263)	(19,680,102)	(3,016,108)
Accounts payable	1,183,032	4,814,800	4,546,551	696,789
Amounts due to related parties	(187,440)	3,232,453	(319,778)	(49,008)
Salary and welfare payable	(2,203,639)	(2,047,293)	8,913,678	1,366,081
Deferred revenue	78,439,349	18,973,331	(59,516,154)	(9,121,250)
Advance from customers	2,707,962	3,735,302	(5,800,119)	(888,907)
Accrued expenses and other current liabilities	(7,472,169)	27,198,083	13,169,673	2,018,341
Income tax payable	4,328,055	(12,476,008)	(6,354,794)	(973,915)
Unrecognized tax benefits	56,319,776	92,022,308	29,038,185	4,450,297
Deferred rent	(1,025,731)	(1,939,759)	6,997,755	1,072,453
Other long-term liabilities	22,636,533	21,538,701	(5,549,798)	(850,544)
Deferred taxes	(24,574,536)	(30,207,540)	(12,595,878)	(1,930,403)
Net cash provided by operating activities	554,949,643	513,939,897	295,256,932	45,250,105
Investing activities:
Purchases of property and equipment	(138,471,216)	(213,329,308)	(111,929,994)	(17,154,022)
Purchases of intangible assets	(3,491,958)	(2,240,298)	(887,893)	(136,076)
Proceeds from disposal of property and equipment	126,301	1,800,000	80,355	12,315
Acquisitions, net of cash received	(13,302,894)	(325,016,059)	(18,415,807)	(2,822,346)
Advance for acquisitions	(18,121,700)	(38,869,400)	(6,550,000)	(1,003,831)
Collection of acquisition advances	-	-	36,352,700	5,571,296
Purchases of short-term investments	(772,540,145)	(823,183,360)	(206,596,401)	(31,662,284)
Proceeds from short-term investments	889,325,672	1,107,076,219	453,434,366	69,491,857
Increase of long-term time deposits	(60,000,000)	(500,000,000)	(30,000,000)	(4,597,701)
Purchases of investments in equity securities	(88,258,150)	(328,228,962)	(65,829,314)	(10,088,784)
Proceeds from disposal of equity securities	30,544,376	222,015,253	198,976	30,494
Proceeds from disposal of equity method investments	89,182,803	1,671,092	6,380,000	977,778
Proceeds from disposal of a subsidiary	-	-	2,183,350	334,613
Loan to related parties	(4,300,000)	(634,638,425)	(528,356,500)	(80,974,176)
Repayment from related parties	-	458,752,530	539,996,179	82,758,035
Loan to third parties	(166,819,164)	(10,340,000)	(62,000,000)	(9,501,916)
Repayment from third parties	118,380,000	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Investing activities (continued):
Loan to franchisees	(54,060,267)	(157,411,151)	(218,821,974)	(33,535,935)
Repayment from franchisees	10,050,000	21,985,474	99,209,300	15,204,490
Net cash used in investing activities	(181,756,342)	(1,219,956,395)	(111,552,657)	(17,096,193)
Financing activities:
Distribution to the shareholders (Note 1)	(200,532,021)	(226,951,236)	-	-
Income tax paid related to the above distribution	(3,000,000)	-	-	-
Proceeds from short-term borrowings	60,000,000	-	160,000,000	24,521,073
Repayment of short-term borrowings	-	-	(70,000,000)	(10,727,969)
Loan from non-controlling interest	-	-	20,585,804	3,154,912
Capital contribution from noncontrolling interest holders	-	14,719,481	6,943,589	1,064,152
Proceeds from issuance of Class A ordinary shares (Note 1)	837,505,007	-	-	-
Payment for initial public offering costs	(30,827,578)	-	-	-
Payment for contingent consideration	-	-	(2,001,521)	(306,747)
Net cash generated (used in) from financing activities	663,145,408	(212,231,755)	115,527,872	17,705,421
Effect of exchange rate changes on cash and cash equivalents and restricted cash	66,023,411	(6,917,309)	(7,664,261)	(1,174,599)
Net increase (decrease) in cash and cash equivalents and restricted cash	1,102,362,120	(925,165,562)	291,567,886	44,684,734
Cash and cash equivalents and restricted cash at the beginning of the year	164,963,665	1,267,325,785	342,160,223	52,438,348
Cash and cash equivalents and restricted cash at the end of the year	1,267,325,785	342,160,223	633,728,109	97,123,082
Supplemental disclosure of cash flow information:
Interest paid	-	(2,133,568)	(4,470,953)	(685,204)
Income taxes paid	(93,299,479)	(120,341,664)	(105,591,179)	(16,182,556)
Supplemental disclosure of non-cash investing and financing activities:
Dividend payable settled by loan to a related party	-	157,461,267	-	-
Consideration payable for acquisitions	10,000,000	16,776,500	-	-
Current assets settled for acquisition of a subsidiary	8,225,876	37,255,016	-	-
Ordinary shares issued or to be issued for acquisitions	-	124,695,851	-	-
Contingent consideration included in other current liabilities arising from acquisition during the year	-	4,027,207	-	-
Returnable consideration included in other assets arising from acquisition during the year	-	3,333,421	-	-
Acquisition of a subsidiary transferred from long-term investment	3,330,000	-	-	-
Reconciliation of cash, cash and equivalents and restricted cash
Cash and cash equivalents	1,264,025,785	319,847,701	611,358,209	93,694,745
Restricted cash	3,300,000	22,312,522	22,369,900	3,428,337
Total cash, cash and equivalents and restricted cash shown in the statements of cash flow	1,267,325,785	342,160,223	633,728,109	97,123,082

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

GreenTree Hospitality Group Ltd. (the “Company”) was incorporated in the Cayman Islands on October 18, 2017. Alex S. Xu is the founder, Chief Executive Officer (“CEO”) and controlling shareholder of the Company (through his shareholding of Class A ordinary shares and Class B ordinary shares of Green Tree Inns Hotel Management Group, Inc. (“GTI”) which account for 78.19% of the voting interest of the Company (the “Founder”).

In preparation of its initial public offering in the United States, the Company had undergone a reorganization in 2017 whereby the Company became the parent entity of its consolidated subsidiaries. As part of the reorganization, the business operations of the consolidated subsidiaries were transferred to the Company. In return, the Company issued 48,635,252 Class A ordinary shares and 42,716,957 Class B ordinary shares to GTI, a company controlled by the Founder (the “Reorganization”). Subsequent to the Reorganization, GTI became the sole shareholder of the Company.

As the Company, its subsidiaries are all under the control of the Founder, the reorganization was accounted for as a transaction under common control in a manner similar to a pooling of interests. Therefore, the accompanying consolidated financial statements have been prepared as if the corporate structure of the Company had been in existence since the beginning of the periods presented .

In February and March 2018, the Company declared and paid a cash dividend of USD25,578,618 pursuant to a board resolution.

On March 11, 2018, 7,594,048 Class B ordinary shares were redesignated as Class A ordinary shares.

On March 27, 2018, the Company completed an initial public offering (“IPO”) on the New York Stock Exchange. The Company offered 10,200,000 ADSs representing 10,200,000 Class A ordinary shares at USD14.00 per ADS. Net proceeds from the IPO deducting underwriting discount were USD133,518,000. IPO costs of RMB30,827,578 were recorded as reduction of the proceeds from the IPO in shareholders’ equity.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The Company and its subsidiaries are hereinafter referred to as the Group. The principal business activities of the Group are to develop leased-and-operated and franchised-and-managed economy hotels under the “GreenTree” brand in the PRC. The Group’s major direct and indirect invested subsidiaries consist of the following as of December 31, 2020:

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

Under the lease arrangements, the Group typically receives rental holidays of three to six months and pays fixed rent on a quarterly or semi-annual basis for the first three or five years of the lease term, afterwhich the rental payments may be subject to an increase every three to five years. The Group recognizes rental expense on a straight-line basis over the lease term.

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

Long-term time deposits

Long-term time deposits comprise of deposits placed with certain bank with a maturity of one to three years. Unrealized gains from long-term time deposit of nil, RMB16,897,702 and RMB19,880,287 (USD3,046,787) were recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

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

The Group accounts for its investments in equity securities in accordance with ASC Subtopic 321 (“ASC 321”), Investments – Equity Securities. These securities are generally held for resale in anticipation of short-term market movements and therefore the Group classifies them as investment in equity securities in current assets which are carried at fair value at each balance sheet date. Gains and losses, both realized and unrealized, are included in gains (losses) on equity securities held in the consolidated statements of comprehensive income. The realized gains of RMB14,381,423, RMB65,715,647 and RMB2,314,688 (USD354,741) were recognized for the years ended December 31, 2018, 2019 and 2020, respectively. For the years ended December 31, 2018, 2019 and 2020, there were unrealized losses of RMB72,156,375, RMB29,832,919 and RMB29,586,987 (USD4,534,404) respectively.

Long-term investments

The Group’s long-term investments consist of equity-method investments, equity investments with readily determinable fair values, equity investments without readily determinable fair values and an available-for-sale debt investment.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Long-term investments (continued)

Investments in equity securities that have readily determinable fair values (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value, with unrealized gains and losses from fair value changes recognized in net income in the consolidated statements of comprehensive income. The realized gains of nil, RMB4,674,446 and RMB4,746,032 (USD727,361) were recognized for the years ended December 31, 2018, 2019 and 2020, respectively. For the year ended December 31, 2019, there were unrealized gains of RMB6,473,358. For the year ended December 31, 2020, there were unrealized losses of RMB9,247,254 (USD1,417,204).

For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the amount by which the carrying value exceeds the fair value of the investment. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by the Company; and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. Prior to the adoption of ASU 2016-01 Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities on January 1, 2019, these investments were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. No cumulative impact was recognized as of January 1, 2019. The Group recognized unrealized gains of RMB 8,223,212 during the year ended December 31, 2019 and recognized an impairment charges of RMB5,000,000 (USD766,284) during the year ended December 31, 2020 in “(Losses and impairment) Gains on equity securities held”. No other gains, losses or impairments were recorded for these investments were recorded in the presented periods.

The available-for-sale debt investment is convertible debt instruments issued by a private company that is redeemable at the Group’s option, which are measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income. An impairment loss on the available-for-sale debt investments, if any, is recognized in earnings when the decline in value is determined to be other-than-temporary. The interest income of RMB18,667,117 (USD2,860,861 ) was recognized in the earnings for the year ended December 31, 2020. No impairment or significant fair value changes were recorded for these investments during any of the presented periods.

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

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2019 and 2020 was related to its acquisition of subsidiaries and business. The Group follows ASC subtopic 350-20, Intangibles-Goodwill and Other: Goodwill. Goodwill and business acquired in a business combination are not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

In accordance to ASC 350-20, the Group has assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that it has one reporting unit.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Goodwill (continued)

In 2018 and 2019, the Group performed a qualitative assessment for its reporting unit. In 2020, the Group elected to choose to bypass the qualitative assessment and proceed directly to perform a quantitative test. No impairment was recorded during any of the presented periods.

Impairment of long-lived assets

The Group evaluates impairment of its long-lived assets to be held and used, including property and equipment, definite-lived intangible assets and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment-Overall. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. The Group recognized an impairment loss of RMB5,008,677, nil and nil in “other operating expense” during the years ended December 31, 2018, 2019 and 2020, respectively.

Revenue recognition

Leased and operated hotel revenues

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

Sublease rental revenues are derived from subleasing partial space of the leased-and-operated hotels to third-parties, which are recognized on a straight-line basis over the contractual lease term. The sublease rental revenue is recorded in leased-and-operated hotels revenue in the consolidated statements of comprehensive income amounted to RMB53,852,195, RMB74,893,930 and RMB77,676,665 (USD11,904,470) for the years ended December 31, 2018, 2019 and 2020, respectively.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (Continued)

Franchise and managed hotel revenues (Continued)

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time non-refundable franchise fee, and (ii) continuing franchise fees, which mainly consist of on-going management and service fees based on a certain percentage of the room revenues of the franchised-and-managed hotels and central reservation system (“CRS”) usage fee based on a fixed rate per transaction. For franchised-and-managed hotels, the Group has a performance obligation to provide franchisees a license to its hotel system intellectual property for use of certain of its brand names. The one-time franchise fees are fixed consideration payable upon submission of a franchise application or renewal and are recognized on a straight-line basis over the initial or renewal term of the franchise agreements. The Group does not consider this advance consideration to include a significant financing component, since it is used to protect the Group from the franchisees failing to adequately complete some or all of its obligations under the contract. The continuing fees represent variable consideration, as the transaction price is based on a percentage of underlying service revenue is recognized by the franchisees’ operations. The Group recognizes continuing franchise fees on a monthly basis over the term of the agreement as those amounts become payable.

In addition, the Group designates hotel managers to certain hotels and accounts for hotel manager fees related to the hotels under the franchise program as revenues. Pursuant to the franchise-and-management agreements, the Group charges the franchisees fixed hotel manager fees to compensate the Group for the franchised-and-managed hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses as incurred. The hotel manager fee is recognized as revenue on a monthly basis. During the years ended 2018, 2019 and 2020, the hotel manager fees that were recognized as part of franchised-and-managed hotels revenue were RMB99,185,965, RMB115,638,242 and RMB112,729,886 (USD17,276,611), respectively.

Other Revenues

Other revenues are derived from selling of goods through the Company’s online mall and sale of hotel related products to franchisees. Revenues are recognized upon customers’ acceptance.

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

Membership points earned by members represent a material right to free or discounted goods or services in the future. The membership program has one performance obligation that consists of marketing and managing the program and arranging for award redemptions by members. The amount of revenue the Group recognize upon point redemption is impacted by the estimate of the “breakage” for points that members will never redeem, which amount were included in revenues from leased and operated hotel or revenues from franchised and managed hotels depending on the type of hotels the membership was sold at. The Group estimates breakage based on the Group’s historical experience and expectations of future member behavior and will true up the estimated breakage at end of each period. The Group recognized revenue net of reimbursement paid to franchisees as its performance obligation is to facilitate the transaction between the member and the franchised and managed hotels.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB15,654,573, RMB23,934,351 and RMB38,934,867 (USD5,967,029) for the years ended December 31, 2018, 2019 and 2020, respectively.

Government subsidies

Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. During the years ended December 31, 2018, 2019 and 2020, the Group received financial subsidies of RMB15,150,107, RMB9,880,735 and RMB20,094,745 (USD3,079,654), respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other operating income when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive any or similar subsidies in the future.

Interest income and other, net

Interest income and other, net consists primarily of interest income, and to a much lesser extent foreign exchange gains or losses. Interest income is mainly generated from bank deposits and other interest earning financial assets and is recognized on an accrual basis using the effective interest method.

Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. The Group did not have any leases that qualified as capital leases for the years ended December 31, 2019 and 2020. The Group leases hotel space under certain operating lease agreements. Certain of the lease agreements contain rent holidays and rent escalation provisions. Rent holidays and rent escalation provisions are considered in determining straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. The excess of rent expense and rent paid, as the case may be for respective leases, is recorded as deferred rent. Rental expenses amounted to RMB78,272,335, RMB81,379,034 and RMB122,590,230 (USD18,787,775) for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Income taxes (Continued)

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

Convenience translation

Translations of amounts from RMB into U.S. dollars and HKD into U.S. dollars are solely for the convenience of the reader and were calculated at the noon buying rate of USD1 to RMB6.5250 and USD1 to HKD7.7534 on December 31, 2020, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2020, or at any other rate.

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

Assets and Liabilities Measured at Fair Value on a recurring basis

Investments in equity securities with readily determinable fair values are measured using quoted market prices, and are recorded at fair values at each balance sheet date. The fair value of the Group’s Investments in wealth management products are measured using the income approach, based on quoted market interest rates of a similar instrument and other significant inputs derived from or corroborated by observable market data.

The payable for contingent consideration and the returnable consideration from Urban Hotel Group are based on the achievement of certain financial targets in accordance with the acquisition agreements for the various periods.

For the available-for-sale debt investment, the Group uses a combination of valuation methodologies, including income approach and Black-Scholes-Merton valuation model based on the Group’s best estimate, which is determined by using information including but not limited to the future cash flow forecast, discount rate, expected volatility, a discount for lack of marketability, the probability of exit events and the selection of comparable companies.

The carrying values of other financial instruments, which consist of cash and cash equivalents, time deposits, accounts receivable, loans receivable, amounts due from related parties, accounts payable and amounts due to related parties are recorded at cost which approximates their fair value due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Fair value (Continued)

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value as of December 31, 2019 and 2020 on a recurring basis:

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other assets
Returnable consideration from acquisition of Urban Hotel Group	3,333,421			3,333,421
Short-term investments
Investments in wealth management products	437,279,026		437,279,026
Investments in equity securities
Equity securities with readily determinable fair value	207,007,926	207,007,926
Long-term investments
Equity securities with readily determinable fair value	262,833,287	262,833,287
Accrued expenses and other current liabilities
Payables for contingent consideration from acquisition of Urban Hotel Group	4,027,207			4,027,207
	914,480,867	469,841,213	437,279,026	7,360,628

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other assets
Returnable consideration from acquisition of Urban Hotel Group	1,833,421			1,833,421
Short-term investments
Investments in wealth management products	201,983,182		201,983,182
Investments in equity securities
Equity securities with readily determinable fair value	242,378,696	242,378,696
Long-term investments
Equity securities with readily determinable fair value	236,812,140	236,812,140
Available-for-sale debt investment	103,701,474		103,701,474
Accrued Expenses and other current liabilities
Payables for contingent consideration from acquisition of Urban Hotel Group	525,685			525,685
	787,234,598	479,190,836	305,684,656	2,359,106

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Fair value (Continued)

Reconciliations of assets and liabilities categorized within Level 3 under the fair value hierarchy are as follows:

	Returnable consideration	Payables for contingent consideration	Available-for- sale debt investment
December 31, 2019	3,333,421	4,027,207	-
Addition	-	-	103,701,474
Net unrealized fair value increase recognized in earnings	(1,500,000)	546,065	-
Payment	-	(4,047,587)	-
December 31, 2020	1,833,421	525,685	103,701,474
December 31, 2020 (USD)	280,984	80,565	15,892,946

Assets Measured at Fair Value on a non-recurring basis

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

	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Fair Value adjustment	Impairment
	RMB	RMB	RMB	RMB	RMB	RMB
Fair value measurements on a non-recurring basis
As of December 31, 2019
Long-term investments – Equity securities without readily determinable fair values	8,523,212			8,523,212	8,223,212
As of December 31, 2020
Long-term investments – Equity securities without readily determinable fair values	3,523,212			3,523,212		5,000,000

Comprehensive income

Comprehensive income is defined as the increase in equity of the Group during a year from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive gain of the Group includes the foreign currency translation adjustments.

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Segment reporting

The Group operates and manages its business as a single segment. The Group’s chief operating decision maker has been identified as the CEO of the Group. The results of operations of the Group are regularly reviewed by the Chief Executive Officer on a

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consolidated basis. The Group primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in the PRC.

Comparative information

Certain of the prior year comparative figures have been reclassified to conform to the current year’s presentation.

Employee benefits

The full-time employees of the Group’s PRC subsidiaries participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary of the Group to make contributions to the government for these benefits beyond the contribution made. The total amounts for such employee benefits, which were expensed as incurred, RMB22,289,686, RMB28,700,397 and RMB25,666,575 (USD3,933,575) for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related and loans receivable. As of December 31, 2019, the Group had RMB267,063,036, RMB72,645,289, RMB410,523 and RMB165,850 held in cash and bank deposits by entity located in the Mainland China, Cayman Island, Hong Kong, and Japan, respectively. As of December 31, 2020, the Group had RMB434,229,811 (USD66,548,630), RMB196,456,442 (USD30,108,267), RMB185,772 (USD28,471) and RMB1,183,983 (USD181,453) held in cash and bank deposits by entity located in the Mainland China, Cayman Island, Hong Kong and Japan, respectively. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Concentration of credit risk (Continued)

The Group made loans to third-party individuals and related parties under loan agreements and is exposed to credit risk in case of defaults by the debtors. The maximum amount of loss due to credit risk is limited to the total outstanding principal plus accrued interest on the balance sheet date. As of December 31, 2018, 2019 and 2020, there were RMB106,549,431, RMB239,515,622 and RMB394,948,617 (USD60,528,524) of loans receivable outstanding. The Group evaluates and monitors the credit worthiness of the debtors and records an allowance for uncollectible accounts based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtor. During the years ended December 31, 2018, 2019 and 2020, the Group recognized an allowance of doubtful debts of nil, RMB15,000,000 and RMB18,000,000 (USD2,758,620), respectively.

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

Foreign Currency Exchange Rate Risk

The functional currency of the Company is USD, and the reporting currency is RMB. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The depreciation of the USD against the RMB was approximately 6.27% in 2020. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against USD would result in foreign currency translation loss when translating the net assets of the Group from USD into RMB.

For the years ended December 31, 2018 and 2019, the net foreign currency translation gain resulting from the translation from USD to RMB reporting currency recorded in other comprehensive income was RMB66,453,841, RMB2,933,162, respectively. For the years ended December 31, 2020, the net foreign currency translation loss recorded RMB19,714,207 (USD3,021,335).

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

Adopted Accounting Standards

The Group adopted ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement on January 1, 2020 and the adoption of this standard did not have any material impact on the Group’s consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Accounting Standards Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases, or ASU 2016-02, which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, or ASU 2018-10, to supersede ASU 2016-02. In addition, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements that provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic 840, Leases). Subsequently, FASB issued Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), or ASU 2019-10 and Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) or ASU 2020-05, to delay the effective date of this standard for private companies. The updated guidance is effective for the Group for the annual reporting period beginning January 1, 2022 and interim period beginning January 1, 2023. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous U.S. GAAP. The Group currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Group’s balance sheet for certain in-scope operating leases. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of our portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2019, FASB issued ASU 2019-10 to delay the effective date of this standard for private companies. The amendments in this ASU are effective for the Group beginning January 1, 2023 including interim periods within the fiscal year. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.   BUSINESS COMBINATIONS

Business combinations in 2020:

During the years ended 2020, the Group completed one business combinations of one hotel. The total consideration amounted to RMB2,200,000 (USD337,165), among which RMB153,251 (USD23,487) was allocated to goodwill. The business acquisition was accounted for under purchase accounting. The acquired hotel was considered insignificant. The results of the acquired hotel’s operation have been included in the Company’s consolidated financial statements since its respective dates of acquisition.

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

Argyle Group

On April 4, 2019, the Group completed the acquisition of Argyle Group through acquiring 60% equity interest in Argyle Beijing. Argyle Group is an owner and operator of hotels, with a network of mid-scale and up-scale brands in China and Southeast Asia. The total consideration amounted to RMB126,819,172, which was measured at the fair value of the 626,746 ordinary shares on the acquisition date and cash consideration of RMB65,779,032. The business acquisition was accounted for under purchase accounting.

The net revenue and net loss of the acquire included in the consolidated statements of operations for the year ended December 31, 2019 were RMB11,882,976 and RMB7,694,834, respectively.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2019	Amortization Period
Current assets	3,777,860
Property and equipment	1,013,378	3 - 17 years
Intangible assets
Purchased software	669,206	4 - 7 years
Trademark	230,500,000	Indefinite life
Goodwill	42,198,903
Current liabilities	(7,618,079))
Deferred tax liabilities	(57,625,000))
Non current liabilities	(15,642,000))
Noncontrolling interest	(70,455,096))
Total	126,819,172

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.   BUSINESS COMBINATIONS (CONTINUED)

Business combinations in 2019 (continued):

Urban Hotel Group

On November 30, 2019, the Group completed the acquisition of Urban Hotel Group through acquiring 70% equity interest in Shandong Xinghui. Urban Hotel Group is a leading franchised hotel operator in China. The total consideration amounted to RMB 190,349,496, which was measured at the fair value of the 870,908 ordinary shares on the acquisition date, RMB126,000,000 of cash consideration and the fair value of the contingent consideration and the returnable consideration depending on the achievement or failing of certain financial targets on annual basis (“Contingent Consideration Arrangement”) on the acquisition date. Pursuant to the clause of the agreement, the estimated contingent consideration will not exceed RMB105million and the estimated returnable consideration will not exceed RMB69million. The Group has assessed such Contingent Consideration Arrangement to be classified as a financial liability and remeasured at the end of each reporting period with any changes in its fair value to be recognized in its consolidated profit and loss statements. With the assistance of an independent third-party valuation firm based on the Company’s assessment of whether certain financial targets could be achieved or not, the fair value of the returnable consideration and contingent consideration recognized as of the acquisition date is RMB3,333,421and RMB4,027,207, respectively. The business acquisition was accounted for under purchase accounting.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

	2019	Amortization Period
Current assets (i)	50,482,296
Property and equipment	6,913,189	3 - 10 years
Intangible assets
Favorable leases	20,100,000	Remaining lease terms
Trademark	212,800,000	Indefinite life
Purchased software	34,739	2 years
Deferred tax assets	4,000,000
Other assets	4,537,000
Goodwill	49,037,577
Current liabilities	(19,831,341))
Non current liabilities	(11,517,000))
Deferred tax liabilities	(58,225,000))
Noncontrolling interest	(67,981,964))
Total	190,349,496

(i)	Current assets acquired primarily included cash and cash equivalent of RMB28,162,864, other receivables of RMB16,928,966 and accounts receivable of RMB5,116,320.

Others

On July 1, 2019, the Group completed the acquisition of a company at consideration of RMB37,255,016 of current assets which were effectively settled upon the acquisition.

On August 31, 2019, the Group completed the acquisition of one hotel at a cash consideration of RMB5,530,000.

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

3.   BUSINESS COMBINATIONS (CONTINUED)

Business combinations in 2018 (continued):

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

The Group incurred transaction cost of RMB2,589,034 for the abovementioned four acquisitions, which was expensed and recorded in general and administrative expenses in the year ended December 31, 2019.

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

4.    REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenues

The following tables present our revenues disaggregated by the type of the services:

	Years Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Leased and operated hotels revenue	212,671,930	253,420,676	227,074,041	34,800,619
Franchise and managed hotels revenues	692,942,739	831,340,340	677,480,818	103,828,478
Initial franchise fee	42,806,330	54,930,266	61,051,369	9,356,532
Continuing franchise fees	650,136,409	776,410,074	616,429,449	94,471,946
Others	-	7,032,119	25,455,237	3,901,186
Total	905,614,669	1,091,793,135	930,010,096	142,530,283

Substantially all revenues are generated in the PRC.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.    REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Contract Balances

The Group’s payments from customers are based on the billing terms established in contracts. Customer billings are classified as accounts receivable when the Group’s right to consideration is unconditional. If the right to consideration is conditional on future performance under the contract, the balance is classified as a contract asset. Our contract assets are insignificant at December 31, 2019 and December 31, 2020.

Payments received in advance of performance under the contract are classified as current or non-current contract liabilities on the Group’s consolidated balance sheets and are recognized as revenue as the Group performs under the contract.

	Years Ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Advance from customers	40,105,627	34,305,508	5,257,549
Deferred revenue-current	231,925,272	221,314,997	33,918,007
Deferred revenue-non current	410,807,248	361,901,369	55,463,811
Total contract liabilities	682,838,147	617,521,874	94,639,367

The deferred revenue balances above, as of December 31, 2019 and 2020 were comprised of the following:

	Years Ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Initial fees received from franchisees owners	295,443,732	280,478,697	42,985,241
Cash received for membership fees and not recognized as revenue	257,351,279	215,009,108	32,951,587
Cash received for prepaid card and sublease	58,075,704	48,137,090	7,377,332
Deferred revenue related to the membership program	31,861,805	39,591,471	6,067,658
Total contract liabilities	642,732,520	583,216,366	89,381,818

The Group recognized revenues that were previously deferred as contract liabilities of RMB212,226,297 (USD30,484,400) and RMB206,913,137 (USD31,710,826) during the years ended December 31, 2019 and 2020, respectively.

Revenue Allocated to Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of December 31,2020, the Group had RMB280,478,697 (USD42,985,241) of deferred revenues related to initial fees received from franchisees owners are expected to be recognized as revenues over the remaining contract periods over one to 30 years. The Group had RMB215,009,108 (USD32,951,587) of deferred revenues related to membership fees that are expected to be recognized as revenues over the remaining membership life, which is estimated to be one to five years. The Group had RMB39,591,471 (USD6,067,658) of deferred revenues related to unsatisfied performance obligations under Greentree Reward membership program that will be recognized as revenues when the points are redeemed, which we estimate will occur over the next two years. The Group also had RMB48,137,090 (USD7,377,332) related to cash received for prepaid card and sublease, which are expected to be recognized as revenues in future periods over the terms of the related contracts.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.    LOANS RECEIVABLE, NET

Loans receivable, net is comprised of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Loans receivable, current portion
Franchisees	79,572,201	191,687,640	29,377,416
Third parties	17,740,000	48,556,989	7,441,684
Less: bad debt provision	(15,000,000)	(18,000,000)	(2,758,620)
Total	82,312,201	222,244,629	34,060,480

Loans receivable, non-current portion
Franchisees	113,963,742	121,460,977	18,614,709
Third parties	7,600,000	24,243,011	3,715,404
	121,563,742	145,703,988	22,330,113

Loan receivables to franchisees represent loan agreements entered with certain franchisees to finance the renovation of certain franchised-and-managed hotels with maturity from one month to six years and the interest rate from 4.7% to 9.9% per annum.

Loan receivables to third parties mainly represent loan agreements entered with certain third-party companies to support their daily operation or bridge loan of mortgage with maturity from six months to two years and the interest rate from 7.9% to 12.0% per annum.

As of December 31, 2019 and 2020, the Group recognized an allowance of RMB15,000,000 and RMB18,000,000 (USD2,758,620) in relation to loans to a third party and a franchisee.

6.    PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Buildings	543,500,662	544,298,466	83,417,390
Leasehold improvements	289,710,814	384,266,061	58,891,350
Furniture, fixtures and equipment	57,302,434	77,605,170	11,893,513
Motor vehicles	2,912,805	2,909,387	445,883
Total	893,426,715	1,009,079,084	154,648,136
Less: Accumulated depreciation	(295,096,805)	(353,833,524)	(54,227,360)
	598,329,910	655,245,560	100,420,776
Construction in progress	16,606,595	13,360,101	2,047,525
Property and equipment, net	614,936,505	668,605,661	102,468,301

On June 3, 2019, the Group acquired 100% equity interests in a company from third party for a total cash consideration of RMB183,555,000. The said company had no operations and was not qualified as a business as it had no input or process to create output. The Group adopted ASU No.2017-01, Business Combinations (Topic 802): Clarifying the Definition of a Business, in determining whether it had acquired a business and accounted for this transaction as asset acquisition. The purpose of this transaction for the property.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.    PROPERTY AND EQUIPMENT, NET (CONTINUED)

Depreciation expense was RMB23,919,015, RMB37,340,304 and RMB59,719,534 (USD9,152,419) for the years ended December 31, 2018, 2019 and 2020, respectively, and were included in the following captions:

	For the years ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Hotel operating costs	21,313,405	31,671,274	50,324,493	7,712,566
General and administrative costs	2,605,610	5,669,030	9,395,041	1,439,853
Total	23,919,015	37,340,304	59,719,534	9,152,419

Impairment of RMB5,008,677, nil and nil were recognized on the property and equipment for the year ended December 31, 2018, 2019 and 2020, respectively.

7.    INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Intangible assets with indefinite life:
Trademark	443,300,000	443,300,000	67,938,697
Intangible assets with definite life:
Trademark	4,724,493	4,724,493	724,060
Technology	4,200,000	4,200,000	643,678
Network rights	390,317	390,317	59,819
Purchased software	14,339,844	15,227,737	2,333,753
Reacquired rights	2,531,418	2,531,418	387,957
Favorable leases	41,600,548	42,095,848	6,451,471
Others	435,185	435,185	66,695
Total	511,521,805	512,904,998	78,606,130
Less: Accumulated amortization	(15,241,489)	(21,391,925)	(3,278,456)
Total.	496,280,316	491,513,073	75,327,674

Amortization expense of intangible assets for the years ended December 31, 2018, 2019 and 2020 amounted to RMB1,630,950, RMB3,025,995 and RMB6,150,436 (USD942,596), respectively.

No impairment charges were recognized for the years ended December 31, 2018, 2019 and 2020.

The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Year ending December 31,	RMB	USD
2021	5,183,779	794,449
2022	5,231,146	801,708
2023	4,852,963	743,749
2024	4,718,766	723,183
2025	4,292,118	657,796
Thereafter	23,934,301	3,668,092

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.    GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2020 were as follows:

	For the years ended December 31,
	2019	2020	2020
	RMB	RMB	USD
Balance as of January 1	5,787,068	100,078,236	15,337,660
Acquisitions	94,291,168	153,251	23,487
Balance as of December 31	100,078,236	100,231,487	15,361,147

No impairment loss was recognized in any of the periods presented.

9.    LONG-TERM INVESTMENTS

As at December 31, 2019 and 2020, long-term investments consisted of the following:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Equity method investments
Shanghai Wiselong Enterprise Management Co., Ltd.	23,579,728	24,489,092	3,753,117
Other	-	1,000,000	153,257
Equity securities with readily determinable fair values
China Gingko Education Group Company Limited	70,193,934	56,354,913	8,636,768
Zhejiang New Century Hotel Management Co., Ltd.	192,639,353	180,457,226	27,656,280
Equity securities without readily determinable fair values
Yibon Hotel Group Co., Ltd ("Yibon")	103,701,474	-	-
Other	8,523,212	3,523,212	539,956
Available-for-sale debt investment
Yibon	-	103,701,474	15,892,946
Total	398,637,701	369,525,917	56,632,324

Equity method investments

None of the Group’s equity method investments was considered individually or in aggregate significant for the years ended December 31, 2019 and 2020.

Equity securities with readily determinable fair values

In January 2019, the Group acquired 5.56% equity interest, 27,776,000 ordinary shares, in China Gingko Education Group Company Limited with HK$40.40 million during its initial public offering in the Hong Kong Stock Exchange and further acquired 2.71% equity interest, 13,560,000 ordinary shares with HK$19.53 million through secondary market.

On March 11, 2019, the Group acquired 4.95% of shares in Zhejiang New Century Hotel Management Co., Ltd. in its global offering in the Hong Kong Stock Exchange, for a total amount of USD29.2 million.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.    LONG-TERM INVESTMENTS (CONTINUED)

Investment in Yibon

In April 2017, the Group acquired a 30% interest in Yibon for cash consideration of RMB103,701,474 in form of capital injection into the target company. The terms of investment in 30% equity interest in the ordinary shares of Yibon includes a contingent redemption clause if certain specified criteria are not met. As a result, the investment is accounted for as a cost method investment as the shares are not in-substance common stock prior to January 1, 2019. Along with the adoption of ASU 2016-01, the Group accounted it as equity securities without readily determinable fair values.

As of December 31, 2020, the performance period has elapsed and the criterion has been determined to be not met, therefore the Group has the option to require Yibon to redeem the investment at the Group’s discretion. Therefore, the Group reclassified it to available-for-sale debt security and recorded it at its fair value RMB103,701,474 (USD15,892,946).

The holders of 70% of equity interest in Yibon had the right to exchange their equity interest in Yibon into the Company’s shares within a certain period after Yibon delivered an audited consolidated financial report for the year of 2019 in accordance with a formula using Yibon’s net profit achieved in the year of 2019 as calculation basis. Yibon recorded a net loss in 2019, as such, those holders were unable to exchange their equity interests in Yibon for the Company’s shares.

10. OTHER ASSETS

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Acquisition deposits	38,869,400	8,216,700	1,259,265
Rental deposit	6,685,000	7,410,000	1,135,632
Interest receivable	17,326,910	33,772,617	5,175,880
Returnable consideration from the acquisition of Urban Hotel Group	3,333,421	1,833,421	280,984
Others	10,743,261	15,402,656	2,360,561
Total	76,957,992	66,635,394	10,212,322

11.    SHORT-TERM BANK LOANS

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Short-term bank loans	60,000,000	150,000,000	22,988,506

As of December 31, 2020, the principal amount outstanding was RMB150,000,000 (USD22,988,506), bearing the interest rate of 4.60% per annum.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Other payables	210,561,540	197,643,431	30,290,181
Business taxes and related tax surcharge	64,345,243	78,300,960	12,000,147
Accrued rental	2,250,443	20,675,146	3,168,605
Consideration payables for acquisitions	16,776,500	309,500	47,433
Accrued utilities	2,306,796	2,307,672	353,667
Other accrued expenses	2,180,632	934,279	143,184
Payables for contingent consideration	4,027,207	525,685	80,565
Total	302,448,361	300,696,673	46,083,782

13. OTHER LONG-TERM LIABILITIES

As of December 31, 2019 and 2020, other long-term liabilities are mainly comprised of deposits from franchisees.

14.ORDINARY SHARES

The Group’s Class A and Class B ordinary shares are identical in all respects except for voting and conversion rights. On all matters upon which the holders are entitled to vote, the Class A shares and Class B shares then outstanding shall constitute 39.6% and 60.4% of the total voting power of the issued and outstanding shares of the Group, respectively.

15.HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased-and-operated hotels and cost of providing franchise services and consist of the following:

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Rental	76,055,484	79,597,408	118,295,183	18,129,530
Utilities	19,264,487	19,119,300	15,372,385	2,355,921
Personnel cost	33,715,007	38,277,298	41,330,758	6,334,216
Depreciation and amortization	21,313,405	34,727,153	50,324,493	7,712,566
Consumable, food and beverage	19,275,688	32,337,115	43,257,796	6,629,547
Costs of hotel manager of franchised-and-managed hotels	70,480,306	96,565,044	91,664,745	14,048,237
Other costs of franchised-and-managed hotels	22,353,424	29,192,923	22,985,917	3,522,746
Others	11,961,462	9,010,238	9,291,029	1,423,912
Total	274,419,263	338,826,479	392,522,306	60,156,675

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

As of December 31, 2020, the Group had granted 1,829,000 options. There are no options granted during the year ended December 31, 2020.

Share-based compensation expense of RMB16,108,950, RMB27,676,666 and RMB232,558 (USD35,641) was recognized in general and administrative expenses for the years ended December 31, 2018, 2019 and 2020. During the year ended December 31, 2019, cash used to settle the related share-based compensation is RMB1,186,271.

For options granted during the years ended December 31, 2018 and 2019, the weighted-average grant date fair value for options granted was USD5.54 and USD3.57 computed using the binomial option pricing model. The binomial model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of the Group and comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Prior to the IPO, the estimated fair value of the ordinary shares, at the option grant dates prior to the IPO, was determined with assistance from an independent third-party valuation firm. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The fair value of share options was estimated using the following significant assumptions:

	Granted in 2018	Granted in 2019
Risk-free interest rate	2.42%	1.60%-2.60%
Volatility	34.00%	35.66%-37.98%
Dividend yield	-	2.5%
Life of option	6 years	6 years

The aggregate grant date fair value of the outstanding options was determined to be RMB60,525,042, RMB39,628,188 and RMB35,828,331 (USD5,490,932) as of December 31, 2018, 2019 and 2020, respectively and such amount shall be recognized as compensation expenses using the accelerate method for all employee share options granted. The total fair value of share options vested during the years ended December 31, 2018, 2019 and 2020 were RMB5,431,798, RMB11,316,415 and RMB8,610,259 (USD1,319,580).

As of December 31, 2018, 2019 and 2020, there was RMB42,791,057, RMB12,314,260 and RMB3,405,695 (USD521,946) in total unrecognized compensation expense related to unvested options, which is expected to be recognized over a weighted-average period of 3.11, 2.58 and 1.34 years.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16. SHARE BASED COMPENSATION (CONTINUED)

The following table summarized the Group’s share option activity under the option plans:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		USD	Years	USD
Share options outstanding at December 31, 2019	1,022,000	12.28	3.96	-
Granted	-	N/A
Exercised	-	N/A
Forfeited	(14,000)	12.57
Expired	(17,000)	12.00
Share options outstanding at December 31, 2020	991,000	12.27	3.13	1,257,200
Vested and expected to vest at December 31, 2020	991,000	12.27	3.13	1,257,200
Exercisable as of December 31, 2020	497,750	12.27	3.12	631,750

17.    INCOME TAXES

Samoa

Under the current laws of Samoa, GreenTree Samoa is not subject to tax on income or capital gain.

Cayman Island

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

GreenTree Hotels (Hong Kong), Limited is subject to Hong Kong profit tax at a rate of 16.5% in the years ended December 31, 2018, 2019 and 2020. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

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

Shanghai Evergreen was qualified as an HNTE during 2017 to November 2020 under the CIT Law. Shanghai Evergreen has been entitled to a preferential income tax rate of 15% during 2017 to 2019. As of December 31, 2020, Shanghai Evergreen is in the process of application for renewal of the HNTE qualification from November 2020 to November 2023. In March 2021, Shanghai Evergreen has received the renewed qualification.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17. INCOME TAXES (CONTINUED)

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive income are as follows:

	Year ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Current tax	153,947,310	197,233,190	122,931,256	18,840,039
Deferred tax	(1,228,642)	(7,665,373)	(12,472,054)	(1,911,426)
Total	152,718,668	189,567,817	110,459,202	16,928,613

Reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years ended December 31
	2018	2019	2020
PRC statutory tax rate	25%	25%	25%
Withholding tax on the PRC earnings distribution	4%	3%	0%
Effect of international rate difference	(1%)	0%	1%
Effect of preferential tax rate	(3%)	(5%)	0%
Tax effect of expenses that are not deductible in determining taxable profit	4%	7%	5%
Effective tax rate	29%	30%	31%

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2018, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Deferred tax assets:
Net loss carryforward	15,741,149	22,229,252	3,406,782
Deferred revenue	146,046,006	132,881,621	20,365,000
Deferred rent	5,683,389	7,499,776	1,149,391
Bad debt expenses	5,268,134	7,622,390	1,168,182
Accrued expenses	7,368,561	15,971,223	2,447,697
Unrealised losses from equity securities	-	5,213,960	799,074
Valuation allowance	(19,619,046)	(24,186,707)	(3,706,775)
Total deferred tax assets	160,488,193	167,231,515	25,629,351
Deferred tax liabilities:
Depreciation of property and equipment	(3,864,132)	(3,990,387)	(611,554)
Unrealized gains from equity securities	(4,304,431)	(805,803)	(123,495)
Intangible assets arising from acquisition	(143,943,382)	(141,587,024)	(21,699,161)
Withholding tax on PRC earnings to be distributed	(43,191,602)	(43,191,602)	(6,619,402)
Total deferred tax liabilities	(195,303,547)	(189,574,816)	(29,053,612)

The Group offset deferred tax liabilities and assets pertaining to a particular tax-paying component of the Group within a particular jurisdiction.

Valuation allowances have been provided for net deferred tax assets in the legal entity where, based on all available evidence, it was determined by management that more likely than not to be realized in future years. As of December 31, 2020, the Group had tax losses carryforwards of RMB88,917,006 (USD13,627,127) which will expire between 2021 and 2025 if not utilized.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17. INCOME TAXES (CONTINUED)

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise ("FIE") to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company's jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The cumulated undistributed earnings of the Group’s PRC subsidiaries the Group intends to indefinitely reinvested were RMB698,717,403 (USD107,083,127) as of December 31, 2020.The Group intends to indefinitely reinvest the remaining undistributed earnings of the Group’s PRC subsidiaries. As of December 31, 2020, the related PRC withholding tax liability accrued was RMB43,191,602 (USD6,619,402).

The Group made its assessment of the level of authority for each of its uncertain tax positions (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time. RMB290,679,902 (USD44,548,644) of the uncertain tax positions, if ultimately recognized, would affect the effective tax rate. In the years ended December 31, 2020, the Company recorded interest expense of RMB18,462,564 (USD2,829,512). As of December 31, 2020, the accumulated interest expense and penalty recorded by the Group was RMB87,764,535 (USD13,450,503) and nil respectively. As of December 31, 2019, the accumulated interest expense and penalty recorded by the Group was RMB69,301,971 and nil respectively.

Unrecognized tax benefits — January 1, 2019	169,619,409
Increases — tax positions in the current period	104,031,858
Decreases — tax positions in prior period	(12,009,550)
Unrecognized tax benefits — December 31, 2019	261,641,717
Unrecognized tax benefits — January 1, 2020	261,641,717
Increases — tax positions in the current period	37,621,483
Decreases — tax positions in prior period	(8,583,298)
Unrecognized tax benefits — December 31, 2020	290,679,902

The Group’s PRC subsidiaries are subject to examination by the PRC tax authorities from 2015 through 2020 on non-transfer pricing matters, and from 2010 through 2020 on transfer pricing matters.

18.    MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries, subject to certain ceilings. The total contribution for such employee benefits were RMB22,289,686, RMB28,700,397 and RMB25,666,575 (USD3,933,575) for the years ended December 31, 2018, 2019 and 2020, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.    STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to make appropriations to certain statutory reserves, namely a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors for the foreign invested enterprises. For other subsidiaries incorporated in the PRC, the general reserve fund was appropriated based on 10% of net profits as reported in each subsidiary's PRC statutory accounts. General reserve and statutory surplus funds are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare funds are restricted to capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. As of December 31, 2018, 2019 and 2020, the PRC statutory reserve funds amounted to RMB57,726,641, RMB63,030,266 and RMB 69,953,178 (USD10,720,794), respectively.

In addition, under PRC laws and regulations, the Group's PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of the Group’s PRC totaling RMB394,424,291, RMB509,435,466 and RMB777,732,187 (USD119,192,672) as of December 31, 2018, 2019 and 2020, respectively.

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

20.    RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Group in 2018, 2019 and 2020 consisted of:

Related Party	Nature of the party	Relationship with the Group
Alex S. Xu	Individual	Founder and CEO
Hui Xu	Individual	Brother of Alex S. Xu
Yan Zhang	Individual	Executive officer for catering management entities controlled by GTI
Wen Qi	Individual	Vice president, human resources and administration of the Group
GTI	Investment holding	Shareholder of the Group, controlled by Alex S. Xu
Shanghai Aotao Industrial Co., Ltd, together with its subsidiaries and VIE (“Aotao”) *	Catering management	Controlled by GTI
Shiquanmeiwei (Beijing) Catering and Management Co., Ltd.(“Shiquanmeiwei”) *	Catering management	Controlled by GTI
Da Niang Dumpling Catering Group Co., Ltd, together with its subsidiaries (“Da Niang Group”)	Catering management	Controlled by GTI
Shanghai JYHM Restaurant Management Co., Ltd. (“JYHM”)	Catering management	Controlled by GTI
Napa Infinity Winery (Shanghai) Inc. (“Napa”)	Wine distributor	Controlled by Hui Xu
Yibon	Hotel management	Equity investee of the Group
TB**	Franchised hotels	Former Equity investee of the Group
Yancheng Zexin Hotel Management Co., Ltd. (“Ze Xin”) ***	Hotel management	Former Equity investee of the Group

* Aotao became a related party as it was acquired by a company controlled by GTI in January 2019. Shiquanmeiwei is also included in Aotao in 2019 and 2020.

** TB ceased to be related party due to liquidation in August 2019.

*** As the Group acquired Ze Xin on July 1, 2018, Ze Xin was included as a subsidiary of the Group and ceased to be a related party.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.    RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a)	Related party balances

Due from related parties:	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Current:
Yibon	722,114	9,101,161	1,394,814
Napa .	2,506,484	500,000	76,628
Aotao	20,086,504	122,719	18,807
JYHM	-	46,991	7,202
GTI	8,424,629	-	-
	31,739,731	9,770,871	1,497,451

Amounts due from Yibon mainly comprised of a loan maturing in one year with an interest rate of 6% per annum.

Due to related parties:	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
Current:
Yibon	3,205,890	1,995,465	305,819
Napa	-	1,120,826	171,774
Da Niang Group	-	54,000	8,276
JYHM	312,141	27,962	4,285
	3,518,031	3,198,253	490,154

Amount due to Yibon comprised of receipts on behalf of Yibon which were unsecured, interest free and repayable upon demand.

Amount due to Napa comprised of the payable for purchase from Napa which were unsecured, interest free, and repayable upon demand.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.    RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b)	Related party transactions

During the years ended December 31, 2018, 2019 and 2020, related party transactions consisted of the following:

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Loan to Aotao	-	(167,279,750)	(479,356,500)	(73,464,598)
Repayment from Aotao	-	157,279,750	499,421,550	76,539,701
Advertising service from Aotao	-	-	(3,920,000)	(600,766)
Interest income from Aotao	-	1,316,854	2,316,856	355,074
Franchise management fee to Aotao	-	(24,941)	(41,867)	(6,416)
Loan to Da Niang Group	-	(274,800,000)	(40,000,000)	(6,130,268)
Repayment from Da Niang Group	-	274,800,000	40,000,000	6,130,268
Interest income from Da Niang Group	-	875,315	352,882	54,081
Service purchased from Da Niang Group	-	(339,121)	(724,045)	(110,965)
Sublease revenue from Da Niang Group	-	-	36,000	5,517
Sublease revenue from JYHM	-	385,355	284,179	43,552
Service purchased from JYHM	-	(18,418)	(40,000)	(6,130)
Advance from JYHM	221,028	312,141	-	-
Loan to GTI	-	(192,558,675)	-	-
Repayment from GTI	1,717,539	184,134,046	8,424,629	1,291,131
Interest income from GTI	-	907,880	-	-
Purchase from Napa	-	(3,576,659)	(2,059,566)	(315,642)
Revenue from Napa	-	2,358,491	-	-
Loan to Yibon	-	-	(9,000,000)	(1,379,310)
Franchised revenue from Yibon	-	681,239	852,287	130,619
Interest income from Yibon	-	-	18,667,117	2,860,861
Franchised revenue from TB	389,583	-	-	-
Advance to Shiquanmeiwei	(3,600)	-	-	-
Franchised revenue from Ze Xin	44,763	-	-	-
Loan to Ze Xin	(4,300,000)	-	-	-
Interest income from Ze Xin	263,366	-	-	-

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.    COMMITMENTS AND CONTINGENCIES

Operating lease commitments

As lessee

The Group has entered into lease agreements for business office and certain hotels which it operates. Such leases are classified as operating leases.

Future minimum lease payments under non-cancellable operating lease agreements at December 31, 2020 were as follows:

	Year Ended December 31,
	2020	2020
	RMB	USD
2021	130,695,728	20,029,997
2022	116,028,562	17,782,155
2023	111,252,708	17,050,223
2024	100,695,245	15,432,221
2025	92,812,089	14,224,075
Thereafter	482,651,095	73,969,517
Total	1,034,135,427	158,488,188

As lessor

The Group subleases its leased assets under operating lease arrangements for terms ranging from one to twenty years. The terms of the leases generally also require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions.

At 31 December 2020, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

	Year Ended December 31,
	2020	2020
	RMB	USD
2021	92,929,728	14,242,104
2022	77,561,287	11,886,787
2023	72,750,642	11,149,524
2024	67,048,084	10,275,568
2025	63,861,746	9,787,241
Thereafter	299,068,165	45,834,202
Total	673,219,652	103,175,426

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.    EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented is calculated as follows:

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Numerator:
Net income used in calculating earnings per share-basic and diluted	371,711,219	442,718,263	261,344,391	40,052,780
Denominator:
Weighted average number of Class A ordinary shares outstanding used in calculating basic and diluted earnings per share	62,860,578	67,315,727	68,286,954	68,286,954
Weighted average number of Class B ordinary shares outstanding used in calculating basic and diluted earnings per share	36,288,343	34,762,909	34,762,909	34,762,909
Allocation of undistributed earnings — basic and diluted:
To Class A Shares	235,665,522	291,950,431	173,182,301	26,541,349
To Class B Shares	136,045,697	150,767,832	88,162,090	13,511,431
Basic and diluted earnings per share:
To Class A Shares	3.75	4.34	2.54	0.39
To Class B Shares	3.75	4.34	2.54	0.39

In January 2020, the Company issued 870,908 Class A ordinary shares as a portion of purchase consideration for the acquisition of Urban Hotel Group, are included in the computation of basic and diluted earnings per shares for the year ended December 31, 2019 upon the completion of the acquisition of Urban Hotel Group.

The Group did not include share options in the computation of diluted earnings per share for the years ended December 31, 2018, 2019 and 2020 because those share options were anti-dilutive for earnings per share.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.    PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	22,137,640	193,351,177	29,632,364
Investments in equity securities	-	65,420,098	10,026,069
Amounts due from subsidiaries	6,271,868	14,683,443	2,250,336
Amounts due from a related party	8,424,629	-	-
Other current assets	2,416,728	1,356,058	207,825
Total current assets	39,250,865	274,810,776	42,116,594
Non-current assets:
Investments in subsidiaries	1,577,484,393	1,852,091,157	283,845,388
Equity securities with readily determinable fair values	262,833,287	236,812,139	36,293,048
TOTAL ASSETS	1,879,568,545	2,363,714,072	362,255,030

LIABILITIES AND EQUITY
Current liabilities:
Other payable	6,000,000	-	-
Amounts due to subsidiaries	4,924,176	248,360,177	38,062,862
Other long-term liabilities	7,475,856	12,322,640	1,888,527
Total liabilities	18,400,032	260,682,817	39,951,389
Shareholders’ Equity:
Class A ordinary shares (USD0.50 par value per share; 400,000,000, 400,000,000 and 400,000,000 shares authorized as of December 31, 2018, 2019 and 2020; 66,789,300, 67,416,046 and 68,286,954 shares issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)	219,526,699	222,587,070	34,112,961
Class B ordinary shares (USD0.50 par value per share; 100,000,000 , 100,000,000 and 100,000,000 shares authorized as of December 31, 2018, 2019 and 2020; 34,762,909, 34,762,909 and 34,762,909 shares issued and outstanding as of December 31, 2018, 2019 and 2020, respectively)	115,534,210	115,534,210	17,706,392
Additional paid-in capital	1,152,108,217	1,149,280,404	176,134,928
Retained earnings	308,698,533	570,042,924	87,362,900
Accumulated other comprehensive income	65,300,854	45,586,647	6,986,460
Total Shareholders’ Equity	1,861,168,513	2,103,031,255	322,303,641
TOTAL LIABILITIES AND EQUITY	1,879,568,545	2,363,714,072	362,255,030

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.    PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
General and administrative expenses	(1,307,753)	(33,538,433)	(9,967,834)	(1,527,638)
interest income	13,785,679	5,970,063	8,173	1,253
Interest expense	–	(646,315)	–	–
(Losses) Gains on investments in equity securities	–	6,473,358	(11,392,623)	(1,745,996)
Share of profit in subsidiaries, net (Note a)	359,233,293	464,459,590	282,696,675	43,325,161
Income before tax and net income	371,711,219	442,718,263	261,344,391	40,052,780
Other comprehensive income, net of tax - Foreign currency translation adjustments	66,453,841	2,933,162	(19,714,207)	(3,021,335)
Comprehensive income	438,165,060	445,651,425	241,630,184	37,031,445

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.    PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

Condensed statements of cash flows

	Year Ended December 31,
	2018	2019	2020	2020
	RMB	RMB	RMB	USD
Operating activities:
Net income	371,711,219	442,718,263	261,344,391	40,052,780
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	1,307,753	26,490,395	232,558	35,641
(Gains) Losses from investments in equity securities	-	(6,473,358)	11,392,623	1,745,996
Share of profit in subsidiaries, net	(359,233,293)	(464,459,590)	(282,696,675)	(43,325,161)
Changes in operating assets and liabilities:
Other current assets	(4,117,311)	1,700,582	1,060,670	162,555
Amounts due from subsidiaries	-	(6,271,868)	(8,411,575)	(1,289,130)
Amounts due to subsidiaries	7,090,700	(2,166,524)	243,436,001	37,308,199
Other long-term liabilities	-	7,475,856	4,846,781	742,802
Net cash provided by (used in) operating activities	16,759,068	(986,244)	231,204,774	35,433,682

Investing activities:
Advances for acquisitions	(6,875,561)	-	-	-
Payment for acquisitions	-	(52,903,471)	(6,041,736)	(925,937)
Investment to subsidiaries	-	(2,938,656)	(2,938,656)	(450,369)
Purchases of investments in equity securities	-	(247,415,003)	(65,114,997)	(9,979,309)
Loan to a related party	-	(192,558,675)	-	-
Repayment from a related party	-	26,672,779	8,424,629	1,291,131
Net cash used in investing activities	(6,875,561)	(469,143,026)	(65,670,760)	(10,064,484)

Financing activities:
Proceeds from issuance of Class A ordinary shares (note 1)	837,505,007	-	-	-
Payment for initial public offering costs	(30,827,578)	-	-	-
Distribution to the shareholders (note 1)	(200,532,021)	(226,951,236)	-	-
Dividends from subsidiaries	39,691,103	-	-	-
Net cash generated from (used in) financing activities	645,836,511	(226,951,236)	-	-

Effect of exchange rate changes on cash and cash equivalents and restricted cash	65,853,475	(2,355,347)	5,679,523	870,425

Net increase (decrease) in cash and cash equivalents and restricted cash	721,573,493	(699,435,853)	171,213,537	26,239,623
Cash and cash equivalents and restricted cash at beginning of the year	-	721,573,493	22,137,640	3,392,742
Cash and cash equivalents and restricted cash at end of the year	721,573,493	22,137,640	193,351,177	29,632,364

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