Form 20-F
period 2021-12-31
GreenTree Hospitality Group Ltd.
filed 2022-05-17
CIK 1724755

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021.

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

68,286,954 Class A ordinary shares were outstanding as of December 31, 2021

34,762,909 Class B ordinary shares were outstanding as of December 31, 2021

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐
U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other ☐

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

☐ Yes  ☐ No

GREENTREE HOSPITALITY GROUP LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2021

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

●	“ADR” or “ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADSs” are to our American depositary shares, each of which represents one (1) Class A ordinary share;
●	“Adjusted EBITDA” are to Adjusted EBITDA as calculated and presented in the “Summary Consolidated Financial and Operating Data”, “Selected Consolidated Financial and Operating Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this annual report;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“GreenTree Inns” brand are to hotels operated under the GreenTree Inns and GreenTree Inns Express brands;
●	“leased-and-operated hotels” are to hotels that we lease or own the premises and operate;
●	“franchised-and-managed hotels” are to hotels that we manage pursuant to various franchise agreements;
●	franchise agreements are to franchising agreements, management entrustment contracts and/or brand consulting contracts (as applicable);
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“ramp up stage” are to hotels in operation that have been open for six or fewer months;
●	“RevPAR” are to revenue per available room, which is calculated by multiplying our hotels’ average daily room rate by its occupancy rate;
●	“shares” are to, collectively, our Class A ordinary shares and Class B ordinary shares, par value US$0.50 per share;
●	“Tier 1 cities” are to the term used by the National Bureau of Statistics of China and refer to Beijing, Shanghai, Shenzhen and Guangzhou;
●	“Tier 2 cities” are to the 32 major cities, other than Tier 1 cities, as categorized by the National Bureau of Statistics of China, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as “municipalities with independent planning” by the State Council;
●	“Tier 3 and lower cities” are to cities in China other than Tier 1 cities and Tier 2 cities;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States; and
●	“we,” “us,” “our company” and “our” are to GreenTree Hospitality Group Ltd., our Cayman Islands holding company, and its subsidiaries, as the context requires.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2019, 2020 and 2021, and as of December 31, 2020 and 2021.

Our ADSs are listed on the New York Stock Exchange under the symbol “GHG.”

Currency Translations

This annual report on Form 20-F contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB6.3726 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2021. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 4. Information on the Company — B. Business Overview” and “Item 4. Information on the Company — B. Business Overview — Regulatory Matters” in this annual report. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goals and growth strategies;
●	our future business development, financial condition and results of operations;
●	trends in the hospitality industry in China and globally;
●	competition in our industry;
●	fluctuations in general economic and business conditions in China and other regions where we operate;
●	the regulatory environment in which we and our franchisees operate; and
●	assumptions underlying or related to any of the foregoing.

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

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.KEY INFORMATION

A.Reserved

B.Capitalization and Indebtedness

Not required.

C.Reasons for the Offer and Use of Proceeds

Not required.

D.Risk Factors

Risks Related to Doing Business in China

Adverse changes in the Chinese economy could have a material adverse effect on the hospitality industry in China which could adversely affect our business.

We conduct all of our operations in China and all of our revenues are derived from our operations there. As the travel and hospitality industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many aspects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While China’s economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The growth rate of China’s GDP decreased in the past few years. We cannot assure you that China’s economy will continue to grow, or that if there is growth, such growth will be steady and uniform. If there is a slowdown, such a slowdown could have a negative effect on our business. There is also a possibility that China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate may be based on several current or emerging factors, including: (i) occurrence of unusual circumstances, for instance, the outbreak of COVID-19; (ii) overinvestment by the government and businesses and excessive credit offered by banks; (iii) a rudimentary monetary policy; (iv) excessive privileges to state-owned enterprises at the expense of private enterprises; (v) the dwindling supply of surplus labor; (vi) a decrease in exports due to weaker overseas demand; (vii) failure to boost domestic consumption; and (viii) challenges resulted from international situations.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or offer or continue to offer securities on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the U.S. Public Company Accounting Oversight Board, or PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. See “— Uncertainties with respect to the Chinese legal system could adversely affect us.” Any such action, once taken by the PRC government, could cause the value of our securities, including our ADSs, to significantly decline or become worthless.

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

While the PRC economy has experienced significant growth in the past, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of an issuer with substantial operations in China, such as our company, to conduct securities offerings overseas and/or allow any foreign investments in issuers with substantial operations in China, which could result in a material change in our operations and/or the value of our ADSs. In particular, there have been recent statements by the PRC government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers with substantial operations in China. Any such regulatory oversight or control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including our ADSs, to significantly decline or become worthless. See “— Uncertainties with respect to the Chinese legal system could adversely affect us.” In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

Uncertainties with respect to the Chinese legal system could adversely affect us.

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes and their interpretation by the Supreme People’s Court of the PRC. Unlike common law systems, prior court decisions may be cited for reference but have limited precedential value. Since the 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published court decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties and may not be as consistent and predictable as in other jurisdictions. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the violation occurs.

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

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations. See “— We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.” Furthermore, the PRC government has also indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including our ADSs, to significantly decline or become worthless.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC and other governments. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. More recently, in 2020 and 2021, the RMB appreciated approximately 6.3% and 2.3%, respectively, against the U.S. dollar. It remains unclear what further fluctuations may occur.

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

We adopted our 2018 share incentive plan in January 2018. Our board of directors has authorized the issuance of up to 9,000,000 Class A ordinary shares upon exercise of awards granted under our 2018 share incentive plan. See “Item 6. Directors, Senior Management and Employees — Share Incentive Plan.” We and the PRC optionees who participate in the 2018 share incentive plan will be subject to these regulations, as such, the 2018 share incentive plan provides that the PRC optionees shall not exercise their options nor shall they purchase or subscribe for our shares before our company becomes a publicly listed company in the United States. After our initial public offering in the U.S. we have advised our employees and directors participating in the 2018 share incentive plan to handle foreign exchange matters in accordance with the Stock Option Rules. We cannot provide any assurance that we or the PRC optionees of our share incentive plans have complied or will comply with the requirements imposed by the Stock Option Rules. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions, and our ability to further grant shares or share options under our share incentive plans to, and to adopt additional share incentive plans for, our directors and employees may be restricted. Such events could adversely affect our operations.

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

The Labor Contract Law prohibits an employer to establish staff dispatching companies to place workers with themselves or their subsidiaries. We have established a subsidiary which is the employer of most our employees of other subsidiaries. This subsidiary has entered into a service outsourcing arrangement with other relevant subsidiaries of ours. Since the current labor dispatch regulation does not clearly define the distinction of labor dispatch and service outsourcing business, our service outsourcing arrangement could be considered as labor dispatch by the relevant PRC government authorities and our abovementioned subsidiary might be regarded as dispatching entity and therefore subject us to fines, or termination of such outsourcing arrangement.

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

As a holding company, we rely principally on dividends and other payments from our wholly owned operating subsidiaries in China for our cash requirements, including funds necessary to service any debt we may incur, to pay dividends and other cash distributions to our shareholders and to pay our operating expenses. If our subsidiaries or any their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of December 31, 2019, 2020 and 2021, total statutory reserves of our PRC subsidiaries were RMB63.0 million, RMB70.0 million and RMB77.5 million (US$12.2 million). These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer their net assets to the company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB509.4 million, RMB777.7 million and RMB936.8 million (US147.0 million) as of December 31, 2019, 2020 and 2021, respectively. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to us or any of our other subsidiaries could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. Also, see “— Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs may be subject to PRC withholding tax on dividends on, and gains realized on their transfer of, our ADSs.”

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

We may also decide to finance our subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the total amount of investment, capital contributions to our PRC subsidiaries are no longer subject to the approval of the PRC Ministry of Commerce or its local branches. Instead, we are required to file and submit required information and documents online within 20 working days of such event. However, we cannot assure you that the regulations will always remain favorable to us. If the regulations are revised in the future or we fail to complete such registration or obtain such approvals on time, our ability to use the proceeds from our initial public offering of ADSs and to capitalize on our operations in the PRC may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Except for the filing required by PRC Ministry of Commerce or its local branches, when using the capital contributions to exchange for RMB funds, the domestic institutions including foreign-invested enterprises, must comply with certain foreign exchange requirements. For example, SAFE promulgated the Circular of the State Administration of Foreign Exchange on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or Circular 16, on June 9, 2016. Under Circular 16, the foreign exchange receipts under capital accounts of a domestic institution and the RMB funds obtained thereby from foreign exchange settlements may be used for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations. However, they may not be used (i) directly or indirectly, for expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations of the state; (ii) unless otherwise specified, directly or indirectly, for investments in securities or other investments than banks’ principal-secured products; (iii) for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) for the construction or purchase of real estate for purposes other than self-use (except for real estate enterprises). In addition, the RMB funds obtained thereby from foreign exchange settlements may not be used to repay RMB loans if the proceeds of such loans have not been fully used by the domestic institution, including a foreign-invested company like us.

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

If the PRC tax authorities determine that we are a resident enterprise for PRC enterprise income tax purposes, among other things, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income, substantially higher than the 10% withholding tax rate to which we are subject as a non-PRC resident enterprise. Furthermore, if we are treated as a PRC resident enterprise, payments of dividends by us may be regarded as derived from sources within the PRC and therefore we may be obligated to withhold PRC income tax at 10% on payments of dividends on the ADSs or shares to non-PRC resident enterprise investors. In the case of non-PRC resident individual investors, the tax may be withheld at a rate of 20%. In addition, if we are treated as a PRC resident enterprise, any gain realized on the transfer of the ADSs and/or shares by non-PRC resident investors may be regarded as derived from sources within the PRC and accordingly may be subject to a 10% PRC income tax in the case of non-PRC resident enterprises or 20% in the case of non-PRC resident individuals. The PRC tax on dividends and/or gains may be reduced or exempted under applicable tax treaties between the PRC and the holder’s home country.

In addition, under the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or STA Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. Gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to STA Public Notice 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties in China, and equity investments in PRC resident enterprises. See “Item 4. Information on the Company — B. Business Overview — Regulatory Matters — Regulations Relating to Tax.” As part of our restructuring, GreenTree Hospitality Group Ltd., or GreenTree Hospitality, the listing entity for the purpose of our initial public offering, acquired through a share exchange the entire share capital of GreenTree Samoa, including the equity interests in most of our PRC operating subsidiaries then held by it. See “Item 4. Information on the Company — C. Organizational Structure.” This acquisition of equity interests in our PRC operating subsidiaries by GreenTree Hospitality may be deemed to be an indirect transfer of PRC taxable assets, and the gains from the acquisition may be subject to PRC enterprise income tax at a rate of up to 25%. However, there is uncertainty as to the implementation details of STA Public Notice 7. If STA Public Notice 7 was determined by the tax authorities to be applicable to the abovementioned and other of our transactions involving PRC taxable assets, we might be required to spend valuable resources to comply with STA Public Notice 7 or to establish that the relevant transactions should not be taxed under STA Public Notice 7. If such transactions involving PRC taxable assets were subject to PRC enterprise income tax, our results of operations and financial condition could be adversely affected.

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

On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects the U.S. regulators’ heightened interest in this issue. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding the investors that in investing in companies that are based in or have substantial operations in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading, and there is also a greater risk of fraud. In the event of investor harm, there is substantially less ability to bring and enforce SEC, DOJ and other U.S. regulatory actions, in comparison to U.S. domestic companies, and the joint statement reinforced past SEC and PCAOB statements on matters including the difficulty to inspect audit work papers in China and its potential harm to investors. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on the U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. There is currently no legal process under which such a co-audit may be performed in China. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the report are expected to be subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the report, and that the SEC was soliciting public comments and information with respect to these proposals. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible delisting from the NYSE, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

In recent years, U.S. regulators have continued to express their concerns about challenges in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. More recently, as part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in December 2021, the United States enacted the Holding Foreign Companies Accountable Act, or the HFCA Act, which includes requirements for the SEC to identify issuers whose audit reports are prepared by auditors that the PCAOB is unable to inspect or investigate because of restrictions imposed by non-U.S. authorities in the auditor’s local jurisdiction. The HFCA Act also requires public companies on this SEC list to certify that they are not owned or controlled by a foreign government and make certain additional disclosures on foreign ownership and control of such issuers in their SEC filings. On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement the foregoing certification and disclosure requirements under the HFCA Act. On December 2, 2021, the SEC announced that it had adopted final amendments to its rules implementing the HFCA Act, thereby finalizing the interim final rules that it had adopted in March 2021, with two modifications to clarify application of the requirements to variable interest entities, and to require tagging of information such as auditor name and location. On May 13, 2021, the PCAOB issued proposed PCAOB Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act, for public comment. The proposed rule provides a framework for making determinations as to whether PCAOB is unable to inspect an audit firm in a foreign jurisdiction, including the timing, factors, bases, publication and revocation or modification of such determinations, and such determinations will be made on a jurisdiction-wide basis in a consistent manner applicable to all firms headquartered in the jurisdiction. On September 22, 2021, the PCAOB adopted PCAOB Rule 6100 as final, and on November 5, 2021, the SEC announced that it had approved PCAOB Rule 6100, giving it immediate effect. Accordingly, our securities may be prohibited from trading on the NYSE or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our ADSs being delisted. On December 16, 2021, pursuant to the HFCA Act the PCAOB issued its report notifying the SEC of its determination that it is unable to inspect or investigate completely accounting firms headquartered in China or Hong Kong, including our independent registered public accounting firm, Ernst & Young Hua Ming LLP. On March 10, 2022, the SEC identified five “commission-identified issuers” that are not in compliance with the accounting-related procedures of the HFCA Act and could be subject to potential delisting from U.S. exchanges over time. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which if enacted into law would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive “non-inspection” years instead of three, and thus, would reduce the time before our ADSs may be prohibited from trading or delisted from the Nasdaq Global Market. As of the date of this annual report, our company has not been identified by the SEC as having a “non-inspection” year. However, there can be no assurance that we will not be identified as such by the SEC in the future. There also can be no assurance that, once we have a “non-inspection” year, we or our auditor will be able to take remedial measures in a timely manner, and as a result, there can be no assurance that we will always be able to maintain the listing of our ADSs on a national stock exchange in the U.S., such as the NYSE or the Nasdaq Stock Market, or that you will always be allowed to trade our shares or ADSs. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that our auditor or us will be able to comply with requirements imposed by U.S. regulators. The market prices of our ADSs and/or other securities could be adversely affected as a result of anticipated negative impacts of the HFCA Act upon, as well as negative investor sentiment towards, China-based companies listed in the United States, regardless of our actual operating performance.

Risks Related to Our Business

Our results of operations are subject to conditions typically affecting the hospitality industry.

Our results of operations are subject to conditions typically affecting the hospitality industry, including the following:

●	changes in national, regional or local economic conditions;
●	natural disasters or travelers’ fears of exposure to serious contagious diseases;
●	changes in travel patterns;
●	changes in governmental regulations that influence or determine wages, prices or construction costs;
●	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms;
●	our ability to secure desirable locations for our hotels;
●	the attractiveness of our hotels to potential guests and competition from other hotels;
●	changes in occupancy and room rates;
●	increases in operating costs and expenses due to inflation and other factors;
●	our ability to develop and maintain positive relations with current and potential franchisees; and

●	the performance of managerial and other employees of our hotels.

Changes in any of these conditions could adversely affect our occupancy rates, average daily rates and RevPAR or otherwise adversely affect our business, results of operations and financial condition.

We are subject to various operational risks inherent in the franchised-and-managed business model.

Our success could be adversely affected by the performance of our franchised-and-managed hotels. As of December 31, 2021, we franchised-and-managed approximately 98.6% of our hotels, and we derived 76.1%, 72.9% and 64.2% of our revenues from those hotels in 2019, 2020 and 2021, respectively, which include revenues from membership fees of franchised-and-managed hotels. We plan to increase the number of franchised-and-managed hotels in operation to increase our national presence in China. Our franchisees may not be able to develop or construct hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. If COVID-19 continues to have a long-lasting impact on China’s economy, our franchisees may lose confidence in the hospitality industry, they may invest in, develop or construct fewer hotel properties than we expect, and they may decide not to invest in, develop or construct any additional hotel properties. See “— Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.” If our franchisees reduce their investments in the hospitality industry, develop or construct fewer hotel properties, or abandon such development or construction altogether, our business, results of operations and financial condition may be materially and adversely affected.

We oversee and manage the operations of our franchised-and-managed hotels pursuant to various franchise agreements. However, we are not able to control the actions of our franchisees. Under those franchise agreements, our franchisees are typically responsible for developing hotel properties on a timely basis, bearing the costs and expenses of developing and operating the hotels, including costs of constructing, decorating or renovating the hotels to our standards and recruiting and employing hotel staff. However, if our franchisees have difficulties in accessing capital or are reluctant to make investments for the construction, decoration, management or renovation of the hotels, we may not be able to force them to secure the required capital and the quality of our franchised-and-managed hotels’ operations may be thereby diminished.

We normally require our franchisees to secure relevant governmental approvals and permits for operating the hotels in our standard franchise agreements and require that our franchisees provide us with some basic approvals and permits, including business licenses, special industry licenses and fire prevention safety inspection certificates. However, some of our franchisees may not be able to obtain such approvals or permits in a timely manner, or at all. See “— Failure to comply with government regulations relating to the franchise, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

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

In addition to quality standards, safety incidents such as fire accidents may occur at our franchised-and-managed hotels despite our supervision or entrusted management. Any such occurrence may result in substantial reputational harm to us and our brands. In addition, if such safety incidents occur at any of the franchised-and-managed hotels that do not possess the relevant licenses, permits or inspection certificates, there could be substantial negative publicity, thereby triggering large-scale government actions that could impact our entire hotel network, which in turn will have a material adverse impact on our business, results of operations and financial condition.

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

Failure to comply with government regulations relating to the leased-and-operated and franchised-and-managed business models, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.

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

As of December 31, 2021, we operate 66 leased-and-operated hotels, among which, two hotels are from Argyle and nine from Urban Hotel Group, including three hotels situated on properties owned by us. Out of our 66 leased-and-operated hotels, 15 have not obtained fire prevention safety inspection certificates, one is in the process of applying for fire prevention safety inspection certificates, 11 have not obtained public area hygiene permits, 14 have not obtained special industry permits, eight which engage in catering business have not obtained the food operation permits, and two are in the process of applying for food operation permits. Five of our leased and operated hotels share and operate on the same premises as our other leased and operated hotels; these five leased and operated hotels have not obtained, and are unlikely to be able obtain, their own licenses. Given the significant discretion local government authorities have in the examination of our application as well as other factors beyond our control in certain areas, we may be unable to obtain our food operation permits at all.

In addition, we have only been provided with and reviewed the relevant governmental approvals and permits for the operation of 3,862 out of our 4,593 franchised-and-managed hotels in total, including Argyle and Urban, in operation as of December 31, 2021, and have found that:

●	approximately 0.36% of these hotels did not provide us with the business license;
●	approximately 7.17% of these hotels did not provide us with the special industry license;
●	approximately 7.85% of these hotels did not provide us with the fire prevention safety inspection certificate; and
●	approximately 12.53% of these hotels did not provide us with the public hygiene license.

For our leased-and-operated hotels that have not obtained the necessary licenses, and to the extent that the franchisees who did not provide us with the licenses had not obtained the licenses prior to the commencement of their operations, the legal consequences will be as follows:

●	Business license: (i) orders by the registration authority to take corrective action, with the illegal income confiscated; (ii) if market entity refuses to take corrective action, it shall be fined not less than RMB10,000 nor more than RMB100,000, or (iii) if the circumstances are serious, be ordered to suspend or cease continuing operations, and be fined not less than RMB100,000 nor more than RMB 500,000.;
●	Special industry license: warnings or fines of up to RMB1,000 and even up to a 15-days detention. In addition, pursuant to various local regulations, hotels failing to obtain the special industry license may be subject to warnings, orders to suspend or cease continuing business operations, confiscations of illegal gains or fines (for instance, the fines could reach RMB200,000 in Jiangsu if the circumstances are serious);
●	Fire prevention safety inspection certificate: (i) suspension of construction of projects, and/or use or operation of the business; and (ii) fines between RMB30,000 and RMB300,000;
●	Public hygiene license: a range of administrative penalties depending on the seriousness of a hotel’s activities: (i) warnings; (ii) fines between RMB500 and RMB30,000; or (iii) suspension of operations for rectification, or revocation of public hygiene license; and
●	Food operation permit: (i) confiscation of illegal gains, food illegally produced for sale and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000 or fines of 10 to 20 times of the value of food if such value is equal to or greater than RMB10,000.

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

Due to our rapid expansion in recent years, we have added a large number of new franchised-and-managed hotels into our hotel network, some of which may not be able to provide consistent and high-quality service to meet our standards. To avoid potential damage to our brand name and to ensure the quality of services provided to our guests, we may terminate our franchise agreements with such franchisees. In addition, if any of our franchisees defaults or commits wrongdoing and fails to cure defaults or wrongdoings, we may also need to terminate our franchise agreements. Although our franchise agreements typically allow us to terminate the agreements under many circumstances, our franchisees may dispute our termination or our claim and in such cases we have to submit such disputes for the settlement by courts or arbitration. For example, as of December 31, 2021 we had 43 pending legal proceedings with the franchised-and-managed hotels. Also, we have in the past closed and may close in the future certain franchised-and-managed hotels as a result of disputes with the franchisees for their failure to comply with our requirements on, among other things, the punctual payment of our franchise fees or management fees, the decoration or operation standard, use of our brand, maintenance of the hotel condition and appearance, the avoidance of competition between the franchisees, including keeping appropriate distances between the franchised-and-managed hotels. For example, for the year ended December 31, 2021, we terminated 400 franchised-and-managed hotels that did not comply with our brand and operating standards, respectively. If a significant number of our existing franchise agreements are terminated early, our revenue and profit may decrease in the future.

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

During the past few years, we have sought to convert some hotels from the leased-and-operated model over to the franchised-and-managed model through selling relevant business assets and handed over the management of such hotels, in most of the cases pursuant to an asset, business and personnel transfer agreement, or Transfer Agreements, to certain individuals or entities that have subsequently entered into franchise agreements with us and have therefore become our new franchisees. According to the Transfer Agreements, such new franchisees shall take over and operate such hotels on their own account and shall take the risks and enjoy the benefit of operating such hotels from the completion of the transfer contemplated by such agreements. However, the Transfer Agreements typically allow our franchisees under such arrangements to continue to use the hotel’s permits that were previously obtained by us and remain in the name of our company for a transitional period. As of December 31, 2021, 11 of the abovementioned new franchisees were still using our relevant hotels’ permits. All of these franchisees have executed a supplementary agreement which requires them to stop using and return to us our hotels’ permits upon execution of the supplementary agreements. Such supplementary agreements also require the franchisees to indemnify us against all losses, costs or liabilities incurred by us for their defaults under such agreements. However, if any franchisees refuse to return and continue to use any of our hotels’ permits, our company could be held liable as the registered permit holder for any regulatory non-compliance on the part of our franchisees. As a result, any breach by our franchisees of relevant regulations could cause us to incur relevant legal liability under PRC law, which may materially affect our brand image and our results of operations. In addition, in such instances, because the relevant leases have not been transferred to our new franchisees, we continue to be the tenants of the relevant hotel premises and we remain liable to pay the rent to our landlords, and may not thereafter be fully compensated by the new franchisees. As a result, our result of operations and financial conditions may be materially and adversely affected by the default of such franchisees. Furthermore, such arrangement between us and the new franchisees could be deemed as a sublease, and our landlords may claim that our subleasing arrangement without our landlords’ consent constitutes a default. In such cases, we may be required by our landlords to terminate sublease arrangements and compensate their losses, if any, which may further increase our costs and risks. Moreover, we may not be able to enforce our rights against the franchisees under the supplementary agreements, which would hinder our ability to prevent the franchisees from using our hotel permits and negatively impact our business and our reputation.

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

For most of our franchised-and-managed hotels and all but three of our leased-and-operated hotels, we and our franchisees do not hold property ownership with respect to the premises under which those hotels are operated. Instead, we and our franchisees rely on leases or contracted management arrangements with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2020, 22 of the ultimate owners of the properties of our leased-and-operated hotels failed to provide us with the relevant title certificates. As to these 22 ultimate owners, if they have not obtained and provided such title certificates because the relevant properties were constructed by such ultimate owners without having obtained or in violation of a construction project planning permit, our of such properties may be challenged or even invalidated by a government authority or relevant dispute resolution institution. Meanwhile, the property title certificates for the premises on which approximately half of our leased-and-managed hotels are located have a different designated use from the actual usage of those properties, and our lease of such properties may be challenged by relevant government authorities and subject us to cessation of operations or fines in an amount of up to RMB30,000 for each property or approximately RMB480,000 in aggregate. If the property owners’ title and the legal rights of our franchisees and us to the leases of such properties are successfully challenged by a government authority or dispute resolution institution as mentioned above, the development or operations of our hotels on such properties could be adversely affected.

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

Our leases typically allow us to terminate the lease early under limited circumstances, and in some instances, our leases contain a term which requires us to pay the contingent rent for our wrongful early termination of such agreements. In the past, we have early terminated some leases of hotel properties and closed our leased-and-operated hotels underlying such leased properties, and disputes arose between us and our landlords whereby we were demanded to pay the contingent rents and liquidated damages. If such disputes occur in the future, and are resolved in favor of our landlords, we may need to pay losses and damages to the landlords and as a result, our business, results of operations and financial condition could be materially and adversely affected.

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

Our growth depends on our ability to open and profitably operate new hotels under both franchised-and-managed model and leased-and-operated model. In 2019, 2020 and 2021, we opened 605, 528 and 693 new franchised-and-managed hotels. In each of 2019, 2020 and 2021, we opened two, ten and 29 new leased-and-operated hotels, respectively. We plan to increase the number of our hotels in the future. We may not be successful in identifying and leasing or franchising additional hotel properties at desirable locations and on commercially reasonable terms or at all. In more developed cities, it may be difficult to increase the number of hotels because we or our competitors may already have operations in such cities. In less developed cities, demand for our hotels may not increase as rapidly as we expect. We also may incur substantial costs in connection with evaluating hotel properties and negotiating with property owners, including ones that we are subsequently unable to lease or franchise.

The growth in the number of hotels is subject to numerous risks, many of which are beyond our control. Among other risks, the following factors affect our ability to open and operate additional hotels profitably and achieve growth in the number of our hotels:

●	the availability and cost of suitable hotel locations;
●	the availability and cost of capital to fund construction or conversion;
●	cost-effective and timely construction of hotels (which construction can be delayed due to, among other reasons, labor and materials availability, labor disputes, local zoning and licensing matters, and weather conditions);
●	the ability of our company and our franchisees to secure required governmental permits;

●	the availability of qualified hotel management staff and other personnel;
●	our ability to enhance our reservation, operational and service delivery systems to support additional franchisees in a timely and cost-effective manner;
●	our ability to effectively and efficiently implement our development plan;
●	our ability to introduce our brands into new markets, any failure of which may adversely impact potential property owners’ or franchisees’ acceptance of and confidence in us; and
●	our ability to attract new qualified franchisees and to retain existing franchisees.

We may not be able to manage our expected growth, which could adversely affect our results of operations.

We have experienced substantial growth since our inception. We have increased the number of our total hotels in operation in China from eight as of December 31, 2005 to 4,593 as of December 31, 2021, and we intend to focus on developing additional franchised-and-managed hotels in different geographic locations in China and internationally, as well as growing through mergers, acquisitions and strategic alliances. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological, financial and other resources. There can be no assurance that we will be able to effectively manage our growth. If our growth initiatives fail, and if we fail to integrate new alliances, merged entities or acquired targets into our network, our businesses and prospects may be materially and adversely affected.

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

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, in 2018, we acquired: (i) an additional 1% of the equity interest in Yancheng Zexin Hotel Management Co., Ltd., or Zexin, and our equity interest in Zexin increased to 51%; (ii) a 70% of the equity interests in Foshan Baiqinghui Hotel Co., Ltd.; (iii) all of the business assets and a 70% interest in Donghe Zhenxing Hotel, in the Xuzhou Economic and Technological Development Zone; and (iv) all of the business assets and equity interests in Deep Sleep Hotel, in the Xuzhou Economic and Technological Development Zone. In 2019, we acquired: (i) a 60% equity interest in Argyle, (ii) a 70% equity interest in Urban, and (iii) several properties for strategic development purpose. In 2020, we acquired all the hotel assets from a hotel management company located in Guangxi, and thereafter opened one leased-and-operated hotel under “GreenTree Eastern” brand. In 2021, we have acquires some hotels in some cities where we had limited numer of leased and operated hotels or we did not have any leased and operated hotels.

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

Historically, we have derived a portion of our revenues from our members and from our cooperation arrangements with certain corporate members such as banks, airlines and other large companies. In 2019, 2020 and 2021, we sold approximately 93% of our room nights through our direct sales channels. We expect that these members and corporate members will contribute to the growth of our business in the near future.

We cannot assure you that our members will remain loyal patrons of our hotels and that our corporate members will agree to renew the relevant cooperation agreements upon their expiration, or enter into new agreements with us on substantially similar terms. Our negotiating position with corporate members also is limited, given the competition in China’s hospitality industry. If we fail to enhance or maintain our relationships with our members, and the frequency of member stays at our hotels declines as a result, or if our corporate members decline to renew their cooperation agreements or propose new agreements with commercial terms less favorable to us, our business and growth prospects could be materially and adversely affected.

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

Our continued success in maintaining and enhancing our brand portfolio and image depends, to a large extent, on the ability of our franchisees and us to satisfy customer needs by maintaining consistently high-quality services across our hotel network, as well as their and our ability to respond to competitive pressures. If we and our franchisees are unable to do so, our occupancy rates may decline, which could in turn adversely affect our results of operations. Our business may also be adversely affected if our brands, public image or reputation were to be diminished by the operations of any of our hotels, whether due to our franchisees failing to operate hotels according to our requirements, unsatisfactory service, accidents or otherwise. Our brand portfolio is integral to our sales and marketing efforts. In addition, the trademark “GreenTree Inn” in the U.S. was registered by a company owned by Mr. Alex S. Xu, our chairman and chief executive officer and currently used by a chain of 18 hotels in the U.S. owned by a company majority owned by Mr. Alex S. Xu. We cannot exert control over any of these hotels in the United States. If these hotels experience any quality issues or are involved in any incidents, despite the fact that our current operations are primarily in China, our reputation can be negatively affected, and the value and image of our brands can diminish. If the value of our brand image is diminished or if our brands do not continue to be attractive to guests and franchisees, our business and results of operations may be materially and adversely affected.

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

Our business involves collecting and retaining a large volume of internal and customer data, including credit card numbers and other personal information as our various information technology systems enter, process, summarize and report such data. We also maintain information about various aspects of our operations as well as our employees. The integrity and protection of our customer, employee and company data are critical to our business. Our customers and employees expect that we will adequately protect their personal information. We are required by applicable laws to keep strictly confidential the personal information that we collect, and to take adequate security measures to safeguard such information. Our security measures and those of our third-party service providers may not be adequate for the protection of our customers, employees or company data.

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

On February 1, 2013, China’s initial personal data protection guidelines, the Guidelines for Personal Information Protection in Information Security Technology Public and Commercial Service Systems, became effective, which guidelines set forth detailed requirements as to the protection of personal information and data collection, data processing, data transfer and data creation. Although these guidelines are voluntary and non-binding, we are advised by our PRC counsel that, going forward, further regulatory oversight of data privacy in China is expected. In addition, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a PRC citizen’s personal information obtained during the course of performing their duties or providing services, or obtaining such information through theft or other illegal means. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cybersecurity Law of the PRC, which became effective on June 1, 2017. Pursuant to the Cybersecurity Law of the PRC, providers of network products and services shall maintain the security of their products and services and shall comply with provisions regarding the protection of personal information as stipulated under relevant laws and regulations. Moreover, the Provisions on Protection of Personal Information of Telecommunication and Internet Users specifically regulates the collection, use, disclosure and security of personal information. Complying with these PRC laws and regulations may cause us to incur substantial costs or require us to change our business practices. To include cross references to Regulations

While we take various measures to comply with all applicable data privacy and protection laws and regulations of the PRC, our current security measures and those of our third-party service providers may not be adequate for the protection of our customers, employees or company data. In addition, hackers, foreign governments or cyber terrorists may attempt to penetrate our network security and our website. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the secure networks of our third-party service providers, or other misconduct. Because the techniques used in any attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against us, we may be unable to anticipate or protect against these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate security measures. Laws and regulations in China relating to security and privacy are becoming increasingly important. Any theft, loss, fraudulent, unlawful use or disclosure of customer, employee or company data could harm our reputation and result in remedial and other costs, liabilities, fines or lawsuits.

Any failure to protect our trademarks and other intellectual property rights could negatively impact our business.

Our brand, trade name, trademarks and other intellectual property are critical to our success. The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our brands. As of December 31, 2021, we had a total of 552 trademarks, 74 software registration certificates, and one copyright registered in China. The expiration dates of our trademarks fall between 2022 and 2032. Once the ten-year term of our registered trademarks has expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. If we are unable to renew one or more trademark registrations, our ability to use such trademarks could be impaired, and our business and results of operations could be materially and adversely affected.

Furthermore, the unauthorized reproduction or infringement of our trade name or trademarks or other intellectual property could diminish the value of our brand and its market acceptance, competitive advantage or goodwill. For example, our proprietary operational IT system, which has not been patented, copyrighted or otherwise registered as our intellectual property, is a key component of our competitive advantage and our growth strategy. As of December 31, 2021, we have received 74 software registration certificates for certain of our proprietary information and operational systems including our Central Reservation System (CRS), Property Management System (PMS) and certain other quality control systems. Although we have been granted software registration certificates in respect of some of our proprietary information and operational systems, these systems could be infringed upon by third parties, which may adversely affect our business, financial condition and results of operations. Because the protection of a company’s intellectual property provided under PRC laws and regulations is less than that afforded under United States laws and regulations, the measures we take to protect our brands, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brands, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. For example, in order to protect our brands, in the past we have filed lawsuits against certain hotel operators which had alleged to be our franchised-and-managed hotels but have not entered into any agreements with us.

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

We have been, and may in the future be, a party to litigation and other proceedings filed by or against us, including actions relating to among others property lease, franchise agreements with our franchisees, infringement of our brands, employment-related disputes, personal injury, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. Various disputes in connection with the properties we lease or with the franchise agreements may occur from time to time, which may cause our hotel operations to be affected or in the worst-case scenario, to be ceased. For example, as of December 31, 2021 we had four pending legal proceedings in connection with the leased hotel properties, six pending legal proceedings in connection with trademarks, and 43 pending legal proceedings in connection with franchised-and-managed hotels. In addition, the research and examinations that we conduct on both the hotel properties and the potential franchisees before entering into franchise agreements, may not be sufficient for us to identify all relevant information. As a result, we may be in dispute with our franchisees, which may result in litigation filed by or against us. See “Our Business — Legal Proceedings.”

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

As an operator and manager of our leased hotel properties, we are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local land and real estate administration bureau. Our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2021, because our lessors failed or were reluctant to provide necessary documents for us to register the leases, 63 lessors of our leased-and-operated hotels had not obtained registrations of their leases from the relevant authorities as required despite our repeated requests to these lessors to obtain registrations, as required under our lease agreements with them. In addition, based on the specific land use right certificates and property ownership certificates held by some of our lessors of the leased-and-operated hotels, approximately half of the 66 hotel properties we own or lease and operate are restricted to industrial and other uses, rather than qualified for hotel operation use. The failure of these 63 lessors to register lease agreements as required by law or to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties in the amount of up to RMB10,000 for each hotel property or approximately RMB310,000 in aggregate, which may negatively affect our ability to operate the hotels covered under those leases. Moreover, the failure to use the property in compliance with the intended usage designated by the land use right certificates or the property ownership certificates may subject the lessors or us to fines in the amount of up to RMB30,000 for each property, invalidate the lease agreements, confiscation of relevant gains or subject them or us to temporary suspension or termination of operations.

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

For example, as of December 31, 2021, approximately 8.6% of our room nights are booked through OTAs, to whom we pay agency fees for such services. If we were to have a dispute with an OTA, the volume of our room inventory booked through such OTA may decline, or the OTA may block reservations of our rooms or remove our hotels from their website entirely, pending resolution of the dispute. As a result, our business and results of operations may be adversely affected.

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

In 2019, 2020 and 2021, approximately 7.4% of our room nights were booked through OTAs to whom we pay commissions for such services. If these intermediaries and consolidators become the primary channel through which our guests make their bookings, they may be able to negotiate higher commissions, reduced room rates, or other significant concessions from us. The operations of these travel intermediaries and consolidators may adversely affect our ability to control the supply and price of our room inventory, which would in turn adversely affect our margins and profitability.

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

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, particularly in locations where we operate a large number of hotels. China has in the past experienced significant natural disasters, including earthquakes in Western and Southwestern China, extreme weather conditions, as well as health scares related to epidemic diseases, and any similar event that could materially impact our business in the future. If a disaster or other disruption were to occur in the future that affects the regions where we have or are developing franchised-and-managed or leased-and-operated hotels, our operations could be materially and adversely affected due to loss of personnel and damages to property. Even if we are not directly affected, such a disaster or disruption could affect our guests, which could harm our results of operations.

In addition, our business could be affected by public health epidemics, such as the outbreak of avian influenza, severe acute respiratory syndrome, or SARS, Zika virus, Ebola virus, COVID-19 or other diseases. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Furthermore, any future outbreak may restrict economic activities in affected regions, resulting in reduced business volume, temporary closure or quarantine of hotels in operation or otherwise disrupt our operations and adversely affect our results of operations.

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

COVID-19 caused us to incur economic losses in 2021, and may continue to do so. Our Franchised-and-managed revenues in 2021 full year declined by 6.9% comparing to 2019 level. Consumer demand was reduced and the operation of our hotels was disrupted as a result of measures that were taken to control the COVID-19 outbreak. Our leased-and-operated hotels generally have fixed operating costs and low profit margins, so any disruption their operation or significant reduction in consumer demand may adversely affect our business and results of operations. Since the beginning of the COVID-19 outbreak, we have provided certain financing support to our franchisees, and have reduced or waived the fees that we collect from them. This financing support, and reductions or waivers of franchisee fees, also have had an adverse effect on our results of operations and financial condition. Furthermore, the resurgence of COVID-19 in several provinces such as Hebei, and cities such as Shanghai and Beijing caused our occupancy rate to decline in January 2021. Our occupancy rate was also low during the New Year and Spring Festival holiday due to the policy encouraging residents to stay local and not return home. Although China’s economic outlook has recovered and improved since the beginning of the COVID-19 outbreak, COVID-19 as well as policies and measures adopted in response to it may still have a material and adverse impact on our financial and operating performance in the future. Over the longer term, any further resurgence of COVID-19 may undermine our existing franchisees’ confidence in us, our business and the hospitality industry generally, they may decide not to expand and develop new hotels, and our business and results of operations may be materially and adversely affected as a result.

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

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

●	investors’ perception of, and demand for, securities of businesses in the PRC hospitality industry;
●	conditions of the U.S. and other capital markets in which we may seek to raise funds;
●	our future results of operations, financial condition and cash flows;
●	PRC governmental regulation of foreign investment in the hospitality industry in China;
●	economic, political and other conditions in China; and
●	PRC governmental policies relating to foreign currency borrowings.

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

We adopted our 2018 share incentive plan in January 2018, pursuant to which we may grant options to purchase up to 9,000,000 of our Class A ordinary shares. Options granted to our employees generally vest either ratably over the following four years starting after the first/second/third anniversary of date of our initial public offering in the U.S., or 50% on the date of our initial public offering in U.S. and another 50% on December 31, 2019, as applicable; options granted to our directors vested 100% on the first anniversary of the date of our initial public offering in the U.S. As of December 31, 2021, we had outstanding options with respect to 992,500 Class A ordinary shares that have been granted to our employees, directors and consultants under the 2018 share incentive plan. As a result of our grants of awards under the 2018 Plan, we incurred share-based compensation expenses of RMB0.23 million and RMB2.46 million (USD$0.39 million) in 2020 and 2021. We are required to account for share options granted to our employees, directors and consultants in accordance with Codification of Accounting Standards, or ASC 718, “Compensation — Stock Compensation” and ASC 505-50, “Equity, Equity-Based Payments to Non-Employees.” We will continue to incur and recognize additional share-based compensation expenses in the future as we continue to grant share-based incentives. We believe such incentives are necessary for us to be able to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and liquidity position.

A material weakness in our internal control over financial reporting has been identified. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.

We are required to assess the effectiveness of our disclosure controls and procedures and internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of our consolidated financial statements for the year ended December 31, 2021, we and our independent registered public accounting firm identified a material weakness in accordance with the standards established by the PCAOB, which relates to our material weakness in controls over the completeness of the bad debt provision for our franchisee loans receivable. To remedy our identified material weakness, we intend to implement certain measures to improve our internal control over financial reporting to address the material weakness identified. See “Item 15. Controls and Procedures — Internal Control over Financial Reporting”. However, the implementation of these measures may not fully remediate the material weakness in our internal control over financial reporting.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, required that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses in our internal control over financial reporting as they will be required to do after we cease to be an emerging growth company. In the future our management may again conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we became a public company, our reporting obligations have placed and continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. In addition, we may not be able to timely file our periodic reports as a public company under U.S. securities laws, which could limit the amount of information that investors receive about our company in the future and adversely affect the price of our ADSs, our business and our reputation.

In the future in documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify new material weaknesses in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may identify new material weaknesses in our internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Going forward we expect to generate a significant portion of our revenues from the restaurant business, which involves risks and uncertainties.

In May 2022, we entered into a definitive agreement to acquire Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China, or collectively, the Target Businesses, from GTI, our controlling shareholder. The closing of this proposed acquisition is subject to the satisfaction or waiver of customary closing conditions, and is currently expected to occur in the second half of 2022. See “Item 4. Information on the Company—A. History and Development of the Company—Proposed Acquisition of Da Niang Dumplings and Bellagio.” After completion of our proposed acquisition of Da Niang Dumplings and Bellagio, we expect to generate a significant portion of our revenues from the restaurant business, which involves risks and uncertainties that differ from our hotel business. Risks and uncertainties related to the restaurant business operated by Da Niang Dumplings and Bellagio include, but are not limited to, the following:

●	if the quality of our dining experience declines, our restaurants may not continue to be successful;
●	we may fail to maintain or enhance recognition and reputation of our brands;
●	we may not be able to maintain and increase the sales and profitability of our existing restaurants;
●	if we cannot obtain desirable restaurant locations or secure renewal of existing leases on commercially reasonable terms, our business, results of operations and financial condition will be adversely affected;
●	food safety and foodborne illness concerns may have an adverse effect on our reputation and business;
●	any significant failure to maintain effective quality assurance systems for our restaurants could have a material adverse effect on our business, reputation, results of operations and financial conditions;
●	any significant liability claims, food contamination complaints from our customers or reports of incidents of food tampering could adversely affect our business, reputation, results of operations and financial condition;
●	increases in the cost of ingredients used in our restaurants may lead to declines in our margins and operating results;
●	outbreaks and resurgences of COVID-19, its variants and restrictions due to confirmed cases have had, and may continue to have, an adverse impact on our restaurants’ operations that could adversely affect our business, reputation, results of operations and financial condition; and
●	we rely on third parties for supplies and services and any shortage or interruption in supply could slow our growth and reduce our profitability.

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

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

●	negative media reports and coverage regarding us or other companies in the hospitality industry;
●	regulatory developments in our target markets affecting us, our customers or our competitors;
●	announcements of studies and reports relating to the quality of our solutions or those of our competitors;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the travel and hospitality industries;
●	changes in the economic performance or market valuations of other hospitality companies;
●	announcements by us or our competitors of new brands, acquisitions, strategic relationships, joint ventures or capital commitments;
●	addition or departure of our senior management;
●	fluctuations of exchange rates between the RMB and U.S. dollar;
●	potential litigation or administrative investigations;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares;

●	sales or perceived potential sales of additional ordinary shares or ADSs; and
●	general economic or political conditions in China.

In addition, the securities market from time to time experiences significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

We may not pay further dividends to our public shareholders, so you should rely on price appreciation of our ADSs for return on your investment.

In January 2019, our board of directors declared a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS, and we paid such dividend in full in February 2019. In January 2019, we also announced plans to pay a cash dividend of US$0.20 per ordinary share per year in the near future if there is no immediate cash need for our growth or merger and acquisition opportunities. However, our board of directors has discretion as to whether to distribute any future dividends, subject to certain requirements of Cayman Islands law. In December 2019, we declared a cash dividend of US$0.25 per ordinary share, or US$0.25 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 24, 2019 were entitled to such cash dividend, and we paid such dividend in full in January 2020. In December 2021, we declared a cash dividend of US$0.55 per ordinary share, or US$0.55 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 31, 2021 were entitled to such cash dividend, and we paid such dividend in full in January 2022. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, may depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales of our ADSs, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs, or other equity or equity-linked securities in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2021, we had 103,049,863 ordinary shares outstanding including 34,762,909 Class B ordinary shares and 68,286,954 Class A ordinary shares, 11,697,654 Class A ordinary shares of which are represented by ADSs. All Class A ordinary shares represented by ADSs are freely transferable without restriction or additional registration under the Securities Act. The 34,762,909 Class B ordinary shares and 56,589,300 Class A ordinary shares held by our existing shareholders are available for sale, subject to volume and other restrictions as applicable under Rule 144 and 701 under the Securities Act.

GTI has pledged approximately 26% of our ordinary shares to Pudong Development Bank, and may be required to pledge additional ordinary shares. If Pudong Development Bank forecloses on these shares, the market price of our ADSs could decline.

GTI has pledged approximately 26% of our ordinary shares to Pudong Development Bank as security under a Euro-denominated loan of approximately RMB900 million obtained in March 2017. Approximately RMB163.5 million of the loan remains outstanding as of December 31, 2021. After the completion of our initial public offering, GTI was required to pledge ordinary shares in an amount that results in Pudong Development Bank having a pledge of no fewer than 20% of our ordinary shares, and may be required to pledge additional ordinary shares if the market price of our ADSs declines. Due to the decline in the market price of our ADSs since our initial public offering, GTI was required to pledge an aggregate of 26% of our ordinary shares in 2018. If GTI breaches certain covenants and obligations under the loan agreement, an event of default could result and Pudong Development Bank could exercise its right to accelerate all the debt under the loan agreement and foreclose on the pledged shares. The pledged shares are not subject to a lock-up agreement, and any future sale of the ordinary shares upon foreclosure could cause the market price of our ADSs to decline. As of the date of this annual report, GTI has repaid the loan and all pledge ordinary shares has been released.

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

For instance, we are not required to: (i) have a majority of the board be independent; (ii) have a compensation committee or a nomination or corporate governance committee consisting entirely of independent directors; (iii) have regularly scheduled executive sessions with only independent directors each year; or (iv) have a minimum of three members on our audit committee. We intend to rely on some or all of these exemptions. As a result, you may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange.

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

Voting at any meeting of our shareholders will be by-poll.

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

The ability of U.S. authorities, such as the SEC and the DOJ, to bring enforcement actions against companies such as ours which operate overseas for any violation of U.S. federal securities laws, SEC rules or regulations may be limited in China, where we operate. Due to jurisdictional limitations, matters of comity and various other factors, the SEC, the DOJ and other U.S. authorities may be limited in their ability to pursue bad actors, including in instances of fraud, in emerging markets such as China. There are significant legal and other obstacles for U.S. authorities to obtain information needed for investigations or litigation against us or our directors, executive officers or other gatekeepers in case we or any of these individuals engage in fraud or other wrongdoing. In addition, local authorities in China may be constrained in their ability to assist U.S. authorities and overseas investors more generally. For example, certain provisions of PRC law prohibit entities and individuals in China from providing documents or information relating to securities business activities to overseas regulators without the approval of the CSRC and various other PRC government authorities. See “Item 3. Key Information — D. Risk Factors— Risks Related to Doing Business in China — Uncertainties with respect to the Chinese legal system could adversely affect us.” As a result, if we have any material disclosure violation or if our directors, executive officers or other gatekeepers commit any fraud or other financial misconduct, the U.S. authorities may not be able to conduct effective investigations or bring and enforce actions against us, our directors, executive officers or other gatekeepers. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

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

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

The determination of whether or not we are a PFIC is made on an annual basis and will depend on the nature and composition of our income and assets from time to time. Specifically, for any taxable year, we will be classified as a PFIC for U.S. federal income tax purposes if either (i) 75% or more of our gross income in that taxable year is passive income or (ii) the average percentage of our assets (which includes cash) in that taxable year which produce, or are held for the production of, passive income is at least 50%.

Based on the nature and composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our 2021 taxable year. There is a risk, however, that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or in the value of our assets. In particular, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change and has been volatile. Any decrease in the market value of our ADSs may result in our becoming a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse U.S. federal income tax consequences to you if you are a U.S. Holder, as defined under “Item 10. Additional Information — E. Taxation — Material U.S. Federal Income Tax Considerations.” For example, if we are or become a PFIC, you may become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for our current or any future taxable year.

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

ITEM 4.INFORMATION ON THE COMPANY

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

We began our hotel business in the PRC in September 2004 through GreenTree Inns Hotel (Weihai) Management Group Inc., or GreenTree Weihai, which was incorporated on November 14, 2003 and 100% owned by American Pacific Homes Inc., a company wholly owned by Mr. Alex S. Xu, our founder, chairman and chief executive officer. In September 2010, GreenTree Weihai was merged into GreenTree Samoa as a wholly-owned subsidiary of GreenTree Samoa. In October 2010, upon completion of a share exchange, GreenTree Samoa became a wholly-owned subsidiary of GreenTree Inns Hotel Management Group, Inc., or GTI, a company incorporated in the Cayman Islands.

GreenTree Hospitality Group Ltd., or GreenTree Hospitality, was incorporated in October 2017 as a wholly-owned subsidiary of GTI. In November 2017, GreenTree Hospitality issued 48,635,251 Class A ordinary shares and 42,716,957 Class B ordinary shares to GTI in exchange for the entire share capital of GreenTree Samoa then held by GTI. On March 11, 2018, we redesignated 7,954,048 of our Class B ordinary shares as Class A ordinary shares. As of December 31, 2021, 82.9% of our Class A ordinary shares and 100% of our Class B ordinary shares are owned by GTI, our parent company.

GTI intends to register and distribute to each of its shareholders not more than 60% of the number of our shares that represented the percentage of such shareholder’s ownership in GTI as of March 29, 2018, the closing date of our initial public offering. As a condition to receiving our shares, GTI’s shareholders were required to enter into lock-up agreements on all of our shares which they own, and the number of our shares subject to such lock-up agreements was reduced by 25% at the end of each six month period following March 26, 2018, the date of our initial public offering prospectus. Following the completion of our initial public offering and as long as GTI or Mr. Alex S. Xu owns at least 50% of the voting power of our company, we are a “controlled company” as defined under the NYSE Listed Company Manual. We have no current intention to rely on the controlled company exemption.

In January 2019, we entered into a share purchase agreement to become a major shareholder of Argyle. Argyle is an owner and operator of hotels, with a network of mid-scale and up-scale brands in China and Southeast Asia. This transaction was completed in April of 2019.

In April 2019, we entered into an agreement to acquire a 70% equity stake in Urban. Urban is a leading franchised hotel operator in China, and has built a strong suite of brands with broad geographic coverage to deliver a variety of superior business and leisure services to guests at fair prices. This transaction was completed in November of 2019.

Recent Developments

We are not only further expanding in Tier 3 and lower cities but also further penetrating the Mid-to-Up-Scale segment. Over the past 5 years, most of our new hotels have been in China’s thriving Tier 3 and lower cities where they have recovered faster in other cities in most quarters. Hotels in some lower-tier cities are performing well. In executing this strategic plan, 68.4% of new hotels in our current pipeline are in such cities and we will further capitalize on the substantial opportunities in such locations. The combination of our existing footprint and our strong performance in these cities have given us a real competitive advantage to capture future opportunities in China’s booming hospitality industry.

Furthermore, we have accelerated our expansion into China’s central, southeast and southwest markets. In 2021, we opened 29 L&O hotels, all well situated around transportation hubs, central business districts, or government centers. We are adding both L&O and F&M hotels in strategic locations including Chongqing, Sichuan, Hubei, Jiangxi, Shanghai and other cities and provinces. In the Hubei and Hunan area, our total numbers of hotels increased by over 80%, over 30% and 20% year over year in the Hubei and Hunan area, in the Chongqing and Sichuan area, and in the Jiangxi and Fujian area, respectively.

In addition, in response to a growing market trend, in 2021 we have established a strategic cooperation partnership with Tencent Games to diversify our E-sports business. We are introducing new Mid-to-upscale brands such as E-sports hotels to address the needs of local gamers. We now have 25 E-sports hotels in operation and target to add 100 more over the next 12 months. We are also introducing an innovative brand “Geli” which is positioned in our mid-to upscale segment and currently has 7 hotels in operation. We have been continuously growing our mid-to-upscale and luxury segment and by the end of the fourth quarter 2021, hotels in these segments had increased to 552, 11.9% of our total portfolio, compared with only 50 in 2017. We are planning to open more hotels in these segments in 2022. In 2021, we continuously strived to optimize our management and operating systems including design, technology features, sales, and marketing programs, to improve hotel quality and operating performance. Our ongoing efforts in researching and testing various decoration materials allow us to deploy cost effective materials that also ensure quality and excellent customer experience. In 2021, as for the IT process, we are investing in information technology innovations and creating smarter hotels. We are an early mover in our industry in upgrading our hotels to an integrated cloud-based management and AI-driven platform. We strongly believe that this is a solid foundation that we need to advance to help ensure that personal data is securely managed in a manner compliant with applicable privacy laws and regulations. We are fully focused on developing smart and digital hotels to improve operational efficiency for our hotel general managers and staff, ensure the reliability of our booking systems, and deliver excellent customer service.

Proposed Acquisition of Da Niang Dumplings and Bellagio

In May 2022, we entered into a definitive agreement to acquire Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China, or collectively, the Target Businesses, from GTI, our controlling shareholder. The closing of this proposed acquisition is subject to the satisfaction or waiver of customary closing conditions, and is currently expected to occur in the second half of 2022.

We have been exploring new growth opportunities to expand our business and create value for our shareholders. In addition to expanding our hotel network and diversifying our brand portfolio, we seek to launch new service offerings that are complementary to our existing hotel business. Our proposed acquisition of Da Niang Dumplings and Bellagio is expected to drive growth in our business and improve our financial performance.

Da Niang Dumplings and Bellagio focus on offering healthy and affordable fast food and casual dining services to mass consumers and generated a combined unaudited revenue of about RMB740 million in 2021. Since demand for such food services is more stable and less dependent on discretionary spending as compared with our existing hotel services, we expect the Target Businesses to provide a more stable revenue stream that may offset cyclical aspects of our hotel business. The restaurant and hotel businesses are also complementary in nature as we witness increasing demand for hotel-related services in the local communities we serve, and we expect cross-selling opportunities to arise from the two businesses. After completion of our proposed acquisition of Da Niang Dumplings and Bellagio, we expect the Target Businesses and our existing business to share common resources, achieve economies of scale and improve our overall operating performance. The proposed acquisition will also enable all of our shareholders to share in the synergistic growth of the hotel and restaurant businesses.

Da Niang Dumplings

Da Niang Dumplings is a leading quick service restaurant chain in China, with restaurants covering 297 locations in 40 cities as of December 31, 2021. As of December 31, 2021, the chain comprises of 160 self-operated restaurants and 137 franchised restaurants.

Bellagio

Bellagio is a leading casual dining restaurant chain focusing on the Chinese market, with restaurants covering 39 locations in more than 14 cities as of December 31, 2021, including in mainland China, Macao and Southeast Asia. As of December 31, 2021, the chain comprises of 31 self-operated restaurants and 8 franchised restaurants.

Both Da Niang Dumplings and Bellagio are committed to food quality and safety. They have implemented quality control measures that standardize food quality and safety in their supply chain and restaurants.

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

We have the strong direct sales channels coupled with an established membership program. We achieved more than 95.0% of franchised-and-managed hotels in our hotel network as early as 2013, and currently operate with 98.6% of franchised-and-managed hotels in our network. Our pure play franchised model allows us to expand rapidly in an asset-light manner and have brought us substantial financial performance in terms of profitability, return on investments and success to its franchisees.

As of December 31, 2021, our nationwide hotel network consisted of 4,659 hotels with 337,153 rooms in China, covering all four centrally-administrated municipalities and 367 cities throughout all 31 provinces and autonomous regions in China, as well as an additional 1,225 hotels that were contracted for or under development. We operate one of the fastest growing hotel networks in China – from 2012 to 2021, we grew from 792 to 4,659 hotels at a CAGR of 21.8%. Rooted in China’s hospitality market with the largest addressable market, we are well positioned as a market leader to capture the robust momentum in China’s economic growth and growing consumer demand for value-for-money options. Our strong presence in China’s thriving Tier 3 and lower cities also presents substantial expansion opportunities for a market leader like us to capture the growth opportunities in China’s booming hospitality industry and further enhance our profitability.

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

●	A highly effective and scalable franchise management system, which empowers our franchisees and enables us to grow rapidly. This system effectively manages the full life cycle of a franchised hotel with a high degree of standardization, and ensures quality service to be consistently delivered to our guests. Through our franchise management system, we guide and hand-hold our franchisees every step of the process, starting from new project initiation and planning, site selection, decoration, procurement, hotel opening preparation, daily operation, quality inspection to hotel closure. Our strong and supportive franchise system enables our franchisees to generate highly attractive investment returns, which we believe is both a strong attraction for potential franchisees and a strong incentive for existing franchisees to open multiple hotels.
●	Strong direct sales channels coupled with an established membership program. We have successfully built up a set of strong direct sales channels, and are able to sell a predominant proportion of our room night through our strong direct sales channels comprising our website, mobile apps, WeChat mini-program and reservation functions embedded in a number of popular apps. In 2021, we sold approximately 91.4% of our room nights through our direct sales channels, while OTAs contributed approximately 8.6% of our room nights. We have also accumulated a vast base of loyal individual members and corporate members. Our loyal individual members increased with a CAGR of approximately 39.3% from approximately 1.8 million members as of December 31, 2010. As of December 31, 2021, we had approximately 1,850,000 corporate members and 69 million individual members, who have registered with us and enjoy a range of different benefits, including discounts on room rates and priority in making hotel reservations. In 2019, 2020 and 2021, our corporate members and loyal members booked 73.9%, 75.1% and 72.9%, respectively, of room nights in our hotel network. Our strong direct sales channels, coupled with an established membership program, effectively deliver large volumes of guests with reduced sales and marketing expenses and enhance customer loyalty.

●	A suite of state-of-the-art technologies and tools. We have developed an industry-leading, proprietary technology infrastructure that optimizes franchisee operations, enhances customer experience, increases our management efficiency, and supports our fast growth. We have developed a series of tools/technologies to improve the efficiency of our internal operations, to support franchisee/hotel level operations, and to improve guest satisfaction from booking until check-out.

Our Hotel Network

We provide guests at each of our different brands of hotels with conveniently-located, clean, comfortable and quality accommodations at competitive prices. We cater primarily to the needs of value- and quality-conscious business travelers and leisure travelers.

As of December 31, 2021, our overall hotel network consisted of 4,659 hotels with 337,153 rooms in operation covering 367 cities in China, and an additional 1,225 hotels with 91,887 rooms that were contracted for or under development. Out of those 1,225 hotels, 565 hotels were contracted for, and the remaining 660 hotels were under development.

The following map depicts the geographic coverage of our hotel network as of December 31, 2021.

Xinjiang
59
Tibet
19
Qinghai
16
Gansu
86
Inner Mongolia
36
Ningxia
14
Heilongjiang
11
Jilin
17
Liaoning
50
Beijing
138
Tianjin
85
Hebei
284
Shanxi
132
Shandong
663
Shannxi
120
Henan
181
Jiangsu
916
Anhui
584
Shanghai
210
Sichuan
62
Chongqing
32
Hubei
194
Zhejiang
161
Hunan
40
Jiangxi
143
Guizhou
34
Fujian
56
Yunnan
55
Guangxi
72
Guangdong
143
Hainan
46
Number of hotels
> 500
200-500
100-199
50-99
< 50

We expand into a new city if it meets our selection criteria, especially potential for economic growth, geographic location and affordability of long-term rent. First, as a result of one of our strategies to build a dense network of hotels in the most affluent regions in China with high growth potential, 40.1% of our hotels were located in the Greater Yangtze River Delta region, while 10.5% of our hotels were located in Beijing/Tianjin/Hebei province as of December 31, 2021. Within these regions, we select locations to achieve a balanced rental rate and RevPAR, thereby ensuring attractive returns for our franchisees. Secondly, we continuously penetrated into Tier 3 and lower cities to capture the robust growth and growing consumer demand. As of December 31, 2021, 410 of our 4,659 hotels were located in Tier 1 cities (8.8%), 1,096 in Tier 2 cities (23.5%) and 3,153 in other cities (67.7%). Taking into account of the hotels under development as of the same date, by December 31, 2021, the number of our hotels located in Tier 3 cities and lower cities will further increase to 3,991 representing 67.8% of our total hotels in operation and under development. Furthermore, we will accelerate our expansion into the mid-scale to luxury markets in central China, southeast China and southwest China. We will put additional effort and build up flagship hotels for Tier 1 and Tier 2 cities with strategic positions around transportation hubs, central business districts, or government centers in Tier 1 and Tier 2 cities.

The following table sets forth a breakdown by geographic locations of our hotels as of December 31, 2021.

			Contracted
			for or under
			Development	Contracted
	Franchised-	Leased-and-	Franchised-	Leased-and-
	and-managed	operated	and- managed	Operated
City	Hotels	Hotels	Hotels	Hotels	Total
Shanghai Municipality and 61 cities in	486	4	106	0	596
Jiangsu, Zhejiang and Anhui Provinces	1,837	29	329	6	2,201
Beijing, Tianjin Municipalities and Hebei Province	2,270	33	774	10	3,087
Other cities	4,593	66	1,209	16	5,884

The following table sets forth a breakdown of locations of our hotels by Tier 1, Tier 2, Tier 3 and lower cities as of December 31, 2021.

			Contracted
			for or under
			Development	Contracted
	Franchised-	Leased-and-	Franchised-	Leased-and-
	and-managed	operated	and- managed	Operated
City	Hotels	Hotels	Hotels	Hotels	Total
Tier 1 cities	392	18	46	4	460
Tier 2 cities	1,061	35	327	10	1,433
Tier 3 and lower cities	3,140	13	836	2	3,991
Total	4,593	66	1,209	16	5,884

The following table sets forth a breakdown of the number of our hotels in operation by operational model as of December 31, 2021.

		Number of	Number of	Average
	Total	Hotels Opened	Hotels Opened	Number of	Typical
	Number of	for Over Six	for Less than	Rooms per	Lease/Franchise
	Hotels	Months	Six Months	Hotel	Term
Franchised-and-managed hotels
Argyle	33	28	5	190	10 – 20 years
GreenTree Eastern	196	155	41	107	10 – 20 years
Gem	43	36	7	89	10 – 20 years
Gya	59	44	15	84	10 – 20 years
Vx	74	46	28	88	10 – 20 years
Deep Sleep Hotel (无眠酒店)	4	3	1	71	10 – 20 years
Ausotel	16	12	4	122	10 – 20 years
Urban Garden and others*	99	79	20	58	10 – 20 years
GreenTree Inn	2,145	2,033	112	83	10 – 20 years
GT Alliance	506	467	39	71	10 – 20 years
GreenTree Apartment	15	14	1	66	10 – 20 years
Vatica	112	107	5	72	10 – 20 years
City 118 Selected and others*	120	114	6	49	10 – 20 years
Shell	650	582	68	43	5 years
City 118 and others*	521	502	19	46	5 – 20 years
Leased-and-operated hotels
GreenTree Eastern	8	7	1	152	10 – 20 years
Gem	3	3	-	112	10 – 20 years
Gya	3	3	-	106	10 – 20 years
Deep Sleep Hotel (无眠酒店)	5	5	-	107	10 – 20 years
Ausotel	2	2	-	66	10 – 20 years
GreenTree Inn	2	2	-	140	10 – 20 years
GreenTree Apartment	24	20	4	131	10 – 20 years
Urban Garden and others*	9	6	3	79	10 – 20 years
City 118 and others*	1	1	-	107	5 – 20 years

*      Others include other brands in each segment of Urban.

Franchised-and-managed hotels. As of December 31, 2021, we had 4,593 franchised-and-managed hotels, accounting for 98.6% of all of our hotels in operation. For our franchised-and-managed hotels, we license our relevant brand to property owners, lessors or existing hotel operators who become our franchisees, and we give the franchisees the right to use our brand name, logo, operating manuals and procedures. We generate revenue from collecting an initial franchise fee and a percentage of revenue in each period without franchisees’ loss. Hotels under the franchised-and-managed business model will be converted in accordance with our brand standard, including conforming the hotel property to the standard design and layout of the corresponding brand offering under our supervision, becoming integrated into our central reservation system and hotel management IT system, being staffed with well-trained general managers and other managerial personnel and being included in our consumable goods procurement system. This conversion progress ensures our ability to provide services of consistent quality to our hotel guests.

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

Leased-and-operated Hotels. As of December 31, 2021, we had 66 leased-and-operated hotels, accounting for 1.4% of all of our hotels then in operation. For all but three of our leased-and-operated hotels, we lease properties from property owners or lessors and we are responsible for all costs of construction, ongoing maintenance and repairs in connection with converting the property to conform to the standards of our brands and all hotel operating expenses. Rent is generally paid on a quarterly or semiannual basis. Our typical lease term ranges from 10 to 20 years with an initial three- to six-month rent-free period. Upon a lease’s expiry, we generally have the right to remove and dispose of any removable facilities, equipment and appliances, while leasehold improvements and fixtures will be kept by the real estate owner or lessor. Our leases typically contain a penalty for early termination that is equal to double the daily rent times the number of days remaining on the lease. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of the subject property, in which case we have a preemptive right to purchase the property on conditions and terms equivalent to those being offered by the lessor.

Hotel Performance

The following table presents certain selected operating data as of and for the dates and periods indicated. Our revenues have been and will continue to be significantly affected by these operating measures which are widely used in the hospitality industry.

	As of December 31,
	2019	2020	2021
Total hotels in operation:
Franchised-and-managed hotels	3,923	4,300	4,593
Argyle	20	23	33
GreenTree Eastern	102	146	196
Gem	26	33	43
Gya	25	40	59
Vx	22	33	74
Deep Sleep Hotel	1	2	4
Ausotel	10	11	16
Urban Garden and others*	71	79	99
GreenTree Inns	1,991	2,143	2,145
GT Alliance	314	374	506
GreenTree Apartment	6	12	15
Vatica	121	121	112
City 118 Selected and others*	108	115	120
Shell	541	620	650
City 118 and others*	565	548	521
Leased-and-operated hotels	34	40	66
GreenTree Eastern	3	5	8
Gem	1	2	3
Gya	1	2	3
Vx			5
Deep Sleep Hotel	1	1	2
Ausotel	0	2	2
Urban Garden and others*	1	4	5
GreenTree Inns	22	20	24
GT Alliance			9
GreenTree Apartment	1	1	1
City 118 and others*	4	3	4
Total	3,957	4,340	4,659
Total rooms:
Franchised-and-managed hotels	285,736	310,447	330,089
Argyle	4,556	4,749	6,265.00
GreenTree Eastern	10,831	14,888	21,030.00
Gem	2,259	2,944	3,837.00
Gya	2,029	3,334	4,984.00
Vx	1,816	2,681	6,484.00
Deep Sleep Hotel	99	159	285
Ausotel	1,183	1,386	1,957.00
Urban Garden and others*	4,706	4,915	5,760.00
GreenTree Inns	168,626	178,922	176,340.00
GT Alliance	24,141	28,560	36,095.00
GreenTree Apartment	264	755	991
Vatica	8,907	8,749	8,115.00
City 118 Selected and others*	5,171	5,603	5,886.00
Shell	23,617	26,784	28,196.00
City 118 and others*	27,531	25,984	23,864.00
Leased-and-operated hotels	4,290	4,888	7,064
GreenTree Eastern	432	731	1,216.00
Gem	138	258	132
Gya	138	238	336
VX			318
Deep Sleep Hotel	62	62	537
Ausotel	—	280	537
Urban Garden and others*	123	427	280
GreenTree Inns	2,788	2,373	510
GT Alliance			707
GreenTree Apartment	69	107	107
City 118 and others*	540	412	412
Total	290,026	315,335	337,153

*        Others include other brands in each segment of Urban.

	For the Year Ended December 31,
	2019	2020	2021
Occupancy rate (as a percentage)(1)
Franchised-and-managed hotels	81.1%	68.9%	71.3%
Argyle	54.8%	38.3%	37.7%
GreenTree Eastern	74.4%	68.5%	69.2%
Gem	67.2%	64.9%	64.0%
Gya	56.8%	66.6%	71.0%
Vx	67.6%	68.4%	67.9%
Deep Sleep Hotel	51.5%	44.7%	55.1%
Ausotel	59.6%	44.7%	48.6%
Urban Garden and others*	54.3%	50.6%	54.8%
GreenTree Inns	83.8%	73.7%	76.4%
GT Alliance	76.6%	66.1%	70.0%
GreenTree Apartment	48.9%	50.8%	48.4%
Vatica	82.7%	70.8%	73.5%
City 118 Selected and others*	57.6%	54.5%	58.2%
Shell	77.7%	71.6%	74.8%
City 118 and others*	50.8%	46.3%	48.8%
Leased-and-operated hotels	66.1%	57.8%	63.4%
GreenTree Eastern	52.8%	48.1%	53.3%
Gem	58.1%	57.8%	66.9%
Gya	82.3%	55.8%	66.3%
Vx			62.1%
Deep Sleep Hotel	78.7%	65.8%	61.7%
Ausotel		72.1%	58.6%
Urban Garden and others*	56.1%	51.9%	52.0%
GreenTree Inns	68.1%	60.6%	70.9%
GT Alliance			66.1%
GreenTree Apartment	57.4%	71.8%	89.5%
City 118 and others*	71.8%	55.8%	51.2%
Total hotels in operation	80.9%	68.7%	71.1%

Average daily rate (in RMB)
Franchised-and-managed hotels	169	152	163
Argyle	310	239	278
GreenTree Eastern	223	195	209
Gem	186	180	192
Gya	204	195	203
Vx	178	175	190
Deep Sleep Hotel	179	168	225
Ausotel	338	287	322
Urban Garden and others*	159	161	165
GreenTree Inns	167	152	163
GT Alliance	172	148	146
GreenTree Apartment	149	149	127
Vatica	157	144	153
City 118 Selected and others*	134	133	139
Shell	141	129	137
City 118 and others*	123	123	128
Leased-and-operated hotels	211	179	213
GreenTree Eastern	259	216	247
Gem	240	197	245
Gya	247	220	262
Vx			272
Deep Sleep Hotel	242	237	272
Ausotel		259	225
Urban Garden and others*	205	214	264
GreenTree Inns	202	171	223
GT Alliance			189
GreenTree Apartment	175	71	113
City 118 and others*	133	121	141
Total hotels in operation	170	152	164

RevPAR (in RMB)
Franchised-and-managed hotels	137	105	116
Argyle	170	91	105
GreenTree Eastern	166	134	145
Gem	125	117	123
Gya	116	130	144
Vx	120	119	129
Deep Sleep Hotel	92	75	124
Ausotel	201	128	157
Urban Garden and others*	87	82	91
GreenTree Inns	140	112	125
GT Alliance	132	97	102

GreenTree Apartment	73	76	62
Vatica	130	102	112
City 118 Selected and others*	63	73	81
Shell	109	93	103
City 118 and others*	63	57	63
Leased-and-operated hotels	140	104	135
GreenTree Eastern	137	104	131
Gem	139	114	164
Gya	203	123	173
Vx			169
Deep Sleep Hotel	190	156	139
Ausotel		187	155
Urban Garden and others*	115	111	116
GreenTree Inns	138	104	137
GT Alliance			125
GreenTree Apartment	101	51	101
City 118 and others*	96	68	72
Total hotels in operation	137	105	116
(1)	Based on number of available rooms.

*       Others include other brands in each segment of Urban.

Our Brands

			Number of hotels
			contracted for
		Number of hotels	or under
		in operation	development
		as of	as of
		December 31,	December 31,
	Brands	2021	2021
Luxury	Argyle	33	57
Business to Mid-to-up-scale	GreenTree Eastern	204	116
	Gem, Gya and Vx	187	122
	Deep Sleep Hotel	6	4
	Ausotel	18	17
	Urban Garden and others	104	88
Mid-scale	GreenTree Inns	2169	287
	GT Alliance	515	98
	GreenTree Apartment	16	32
	Vatica	112	15
	City 118 Selected and others	120	46
Economy	Shell	650	179
	City 118 and others	525	164
Total		4,659	1,225

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

Deep Sleep. Adopted from one of our franchisees in 2018, our Deep Sleep branded hotel is a mid-to-up-scale hotel that provides comfortable, intimate, simple and stylish spaces to business travelers for “a deep sleep.” Our Deep Sleep branded hotel is priced between RMB270 and RMB400 per room night.

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

Different tiers of membership offer different benefits. Individual members and corporate members enjoy a range of different benefits, including discounts on room rates, priority in making hotel reservations, and they accumulate membership points for their paid stays. Membership points can be redeemed for membership upgrades, room night awards and other gifts and products. The estimated incremental costs to provide gifts, membership upgrades and room night awards are accrued and recorded as selling and marketing expenses in our consolidated statements of

. As individual members and corporate members redeem awards or their entitlements expire, the provision is reduced correspondingly. We record estimated liabilities for points that are expected to be redeemed in the future, by estimating points that will be forfeited based on historical data.

We have accumulated a strong base of loyal hotel guests, including over 1,850,000 corporate members and approximately 69 million individual members as of December 31, 2021. In 2019, 2020 and 2021, our corporate members and individual members book approximately 73.9%, 75.1% and 72.9%, respectively, of room nights in our hotel network. In addition, approximately 68% of our individual members are between the ages of 20 and 40, which represents the youthful core of our loyal guest community whose spending power is expected to grow in years to come. The following table shows the breakdown of our membership by age:

Age Group
Age 21 to 30	28%
Age 31 to 40	40%
Age 41 to 50	22%
Others	10%

Our loyal membership program increases membership retention rate, enhances members’ loyalty and commitment to our services and encourages individual members and corporate members to repeatedly use our central reservation system as well as other membership services, substantially keeping our low dependence on third party reservation channels. In 2021, we sold approximately 91.4% of our room nights through our direct sales channels, while OTAs contributed approximately 8.6% of our room nights. The extensive network of corporate members and individual members provides us with a stable base of repeat guests, which is in turn an attractive marketing message to potential franchisees.

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

Market and Hotel Selection Criteria

We seek franchised-and-managed or leased-and-operated properties that meet the following general market and specific hotel criteria:

General Market Criteria. We follow a return-driven approach in selecting hotel locations. We focus on cities that are approaching, or have already entered into, periods of significant economic growth. Such cities generally show growth in certain business segments as measured by employment opportunities, population growth rates, tourism and convention activities, air traffic volume, local commercial real estate occupancy, and retail sales volume. Cities that exhibit growth in these areas typically have strong demand for hotel facilities and services. Cities which we target include provincial capitals, national economic centers, special economic zones, urban tourist destinations and regional transportation hubs. As a result of one of our strategies to build a dense network of hotels in the most affluent region in China with high growth potential, 40.1% of our hotels were located in the Greater Yangtze River Delta region, while 10.5% of our hotels were located in Beijing/Tianjin/Hebei region as of December 31, 2021. Meanwhile, as China continues to develop its high-speed rail networks and more enterprises move from coastal cities to inland cities, we are placing greater emphasis on expanding our operations in Tier 3 and lower cities. We select locations that will help us achieve a balanced rental rate and RevPAR, many of which are located in Tier 3 and lower cities, thereby ensuring more attractive returns for our franchisees. Furthermore, we will accelerate our expansion into the mid-scale to luxury markets in Tier 1 and Tier 2 cities, where we also follow this return-driven approach.

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

Hotel Development Team. Our hotel development team consisted of 161 members as of December 31, 2021, many of whom have over two years of experience in real estate development and construction. As of the same date, our hotel development team was led by 38 managers. Each regional manager has in-depth knowledge of the target markets in the specific region, and draws on local knowledge to supervise the identification, evaluation and selection of suitable hotel properties by our business development employees.

Franchised-and-Managed Hotel Development. For our franchised-and-managed hotels, we conduct research and evaluation both on the hotel properties and on the qualifications of the potential franchisees. The hotel property research criteria and procedures are the same for our franchised-and-managed model and our leased-and-operated model. When evaluating a prospective franchisee, we review the franchisee’s financial records, credit history, indebtedness and capitalization in order to ensure that the franchisee has sufficient resources to complete the property conversion and develop the hotel to a fully operational status. We provide franchisees with our detailed design and construction manual. We generally supervise the construction process and offer cost-savings suggestions. These measures assist franchisees in refurbishing, renovating or constructing their properties after they join our brands and help them meet our brand specifications. Before construction is completed, we carry out a series of pre-opening activities, such as inspecting the quality of the converted property, identifying and appointing the general manager and other members of the hotel management team, and training hotel staff in anticipation of the hotel’s opening. After a franchise agreement is executed, it typically takes between five and 12 months to open the subject hotel for business. Our business development team actively participates in local hotel associations and industry conferences to expand our network, to become more familiar with local markets and explore cooperation opportunities with potential franchisees. We also attract potential franchisees through word-of-mouth referrals made by our existing franchisees, our marketing efforts, and the experience of guests satisfied with our quality service.

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

KOSMOS University and e-Learning Program. KOSMOS University, formerly known as GreenTree Academy formed in 2006, is our internal hotel management school. Each of our general manager candidates is required to complete a two-month training program through the KOSMOS University. The first stage of this training program is one-month classroom study, and the second stage is one month of on-site training conducted at one of our hotels. The one-month classroom study features live lectures covering hotel operation and management skills. The one-month on-site training provides our general manager candidates with an opportunity to apply all of the skills they have learned and to gain a better understanding of our GreenTree Inns standards our guest-focused and our service-oriented philosophy. Trainers and professors for our KOSMOS University are invited from our own senior management team and outside professionals in the hospitality industry. In addition to cultivating our general manager candidates, our KOSMOS

University also is responsible for delivering training to our new hotel employees and regional general managers, each course program with different focuses. Our KOSMOS University supervises and assists the general manager of each hotel to conduct weekly training for hotel employees at various levels. The KOSMOS University coordinates to compile and disseminate training materials, monitors progress and assesses training results. We currently have 32 dedicated staff to organize and coordinate the training activities delivered by the KOSMOS University. In addition, we also have an e-Learning Program in place through which all training materials are organized and uploaded to our internal website. Through our e-Learning Program, all valuable knowledge and experience are preserved and accumulated and can be broadly shared and conveniently referred to by our employees. In order to be granted a promotion, hotel employees either on our payroll or the payrolls of our franchisees need to complete certain KOSMOS University and/or e-Learning Program modules and pass exams relevant to their desired job role.

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

For the hotel’s daily operations and sales tasks, hotel regional manager teams use this app to record their patrol plans, highlight the hotel’s problems inspected by them in each hotel and track the solving process of each problem. A hotel manager uses this app in its daily management operations, including reporting assigned work, conducting hotel procurement, proposing digital contracts, adjusting room rates and other revenue management measures. In 2017, we further upgraded the function as a dashboard for the housekeeping team to mark clean and dirty rooms. The housekeeping team uses this app to identify and manage daily room maintenance needs and increase housekeeping efficiency with instant updates on housekeeping mobile devices when customers check out, freeing up rooms for cleaning. In addition, our franchisees are able to use this app to monitor the key hotel operating data, compare the performance of our adjacent peers and ensure guest satisfaction. The franchisees also use this app to receive notifications and alerts from us, including hotel promotions and advertisements.

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

Central Reservation System (CRS)

Our central reservation system, or CRS, is our primary information collection and distribution platform, which is operated by our team of IT specialists based in Shanghai. Our hotel rooms may be reserved through multiple channels, including our reservation mobile applications and website, our 24-hour toll-free call center, our WeChat mini-program, each hotel’s front desk, as well as third-party hotel reservation agents and OTAs such as Meituan, eLong, Qunar, Alitrip, Booking, Expedia and Agoda. A predominant proportion of our room night sales was generated from our strong direct sales channels comprising our website and mobile app. In 2019, 2020 and 2021, approximately 93% of the room nights in our hotel network were sold through our direct sales channels, while OTAs contributed approximately 7% of our room nights.

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

Management information system (MIS)

We have launched a proprietary management information system, or MIS system, which serves as the backbone of our technology and IT infrastructure and is applied in all aspects of our business operations. MIS effectively manages the full cycle of our franchisee hotels, starting from new project initiation and planning, construction or conversion of a new property, hotel opening, procurement, daily operations, quality control to hotel closure. Throughout the process, the MIS collects, monitors and analyzes various key operational and financial data and provides a series of data-driven optimization strategies and recommendations. The MIS compiles information from the CRS and PMS to establish a database and extracts data based on the needs of our management. The MIS system enables us and our franchisees to generate useful insights from and conduct in-depth analyses of the vast amount of data gleaned from our daily operations, and assists the management in formulating and optimizing hotel operations with agility and confidence in the face of increasing business and time pressure, as well as increasing complexity of guest services. These operational reports, in turn, enable our regional managers to monitor the performance of hotels in a given region, and nationwide hotel data compilations, statistical reports and comparison analyses facilitate strategic and tactical decision-making by its management.

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

Sales and Marketing

Franchisees

We intend to continue expanding our hotel network primarily through our franchised-and-managed model. Our business development team utilizes our brand names and our national presence to engage with potential franchisees and to compete with other economy and mid-scale hotel networks. We aim to share our business philosophy with potential franchisees and emphasize the consistency of our services. We emphasize the benefits of affiliating with our brands, our commitment to improving hotel profitability, our proprietary operations system, our training and support program and our extensive network of corporate members and individual members. Our objective is to grow our franchise base by continuing to promote our brands. We also encourage franchisees to operate multiple hotels under our brand by offering volume discounts on franchise management fees to franchisees who open multiple hotels under our brand within a certain period of time. We do not, however, encourage franchisees to open too many hotels simultaneously to ensure that their existing hotel operations receive due attention and that our guests enjoy the consistent quality services they deserve. As of December 31, 2021, we had 353 franchisees who repeatedly opened hotels with a total number of 846 hotels under our brands. When we spot new hotel development opportunities, we offer these prime opportunities to existing franchisees, developers of hotels, owners of independent hotels and motels, and owners of hotels affiliated with other economy and mid-scale hotel chains on a priority basis. We believe that this practice will enhance trust between us and existing and potential franchisees and may effectively increase our ability to convert such development opportunities into hotels under our franchised-and-managed model.

Guests

Our guest sales and marketing efforts target individual business and leisure travelers. Despite our growing number of international guests, our guests are primarily PRC citizens, approximately 96.4% of our guests were intra-Asia travelers. Our marketing and advertising efforts also include outdoor advertisements such as billboards and signs, advertisements and materials at our hotels, promotional materials sent to our members, television, Internet and radio advertising, advertising on high-speed rail networks, print advertising in consumer media and at promotional events, special holiday promotions, co-marketing activities, and cooperation with popular Internet social platforms. The focus of our marketing and advertising programs is to promote the core characteristics of our brands — comfort, quality, value and convenience. Our advertising campaigns encourage consumers to “just experience” our hotels and to contact us directly. Furthermore, by integrating with food and beverage’s joint customer loyalty programs, we benefited from the attraction of these chain restaurants, and providing our individual members with more options to redeem their membership points for food. We continued to roll out our food and beverage concept by branding food and beverage services into our hotels to turn them into profit centers and attract additional guests to our hotels. Regarding marketing, we are formulating joint marketing programs with several banks to attract local corporate clients and high-value business travelers.

Our Investments

Yibon

In April 2017, we purchased 30% of the equity interest in Yibon Hotel Group Co., Ltd., or Yibon, together with a group of investors that are not related to us. Yibon is a hotel operator focusing on the economy hotel segment in China. As of December 31, 2021, Yibon had 650 hotels with 35,112 rooms and 223 hotels in the pipeline with 12,904 rooms planned. In 2021, Yibon recorded a net loss, partially due to the impact of COVID-19. Furthermore, holders of 70% of equity interest in Yibon Hotel Group Co., Ltd., or Yibon, have the right to exchange their equity interest in Yibon into our shares within a certain period after Yibon delivered a consolidated financial report for the year of 2019 audited by “big four” accounting firm in accordance with a formula using Yibon’s net profit achieved in the year of 2019 as calculation basis. Yibon recorded a net loss in 2019, and such holders were unable to exchange for our shares based on Yibon’s financial results of 2019. Besides, we have an option to require the original shareholder to redeem the 30% investment.

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

Argyle

In April 2019, we consolidated Argyle. As a hotel operator focusing on stylish business hotels to five-star luxury hotels, Argyle’s series of brands all showcase unique Australian life style and flavors. The majority of these properties are located in Southwestern China. Its increase in selling and marketing expenses resulted from expansion of business development team, on-line advertising, participation in exhibitions, for the purpose of fast expanding its hotel network. During 2021, Argyle recorded a net loss, primarily due to the impact of COVID-19.

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

Employees

We had 2,657, 2,565 and 2,892 employees as of December 31, 2019, 2020 and 2021, respectively. None of our employees is represented by a labor union. As of December 31, 2021, out of our 2,892employees, 917 were leased-and-operated hotel-based staff, 1,178 were franchised-and-managed hotel-based staff, 161 were investment and development staff, 157 were regional manager/operations staff, 22 were quality control staff, 20were central reservation center staff, 32 were KOSMOS University training staff and 405 were working at our headquarters offices. We believe that our employees are our company’s greatest resource and that developing and retaining a team of capable and motivated staff is critical to our success. We aim to hire managerial employees who possess backgrounds and experience in the hospitality industry and other services industries having an emphasis on addressing customers’ needs. We also recruit top graduates from highly-ranked universities that offer courses of study in hotel management. We require our employees to have at least a two-year associate’s degree. We aim to recruit, train and retain the best talent through a disciplined recruiting and training process while offering competitive performance-linked and KPI-driven career advancement and development opportunities.

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

Employees of Leased-and-Operated Hotels

As of December 31, 2021, we had 917 employees working for our leased-and-operated hotels. Two to three months in advance of a hotel’s opening, all of the hotel’s employees are required to complete formal training under the supervision of the hotel’s general manager and our human resources department. KOSMOS University staff and our regional managers will conduct an inspection of the hotel’s quality after the conclusion of the training. For general managers, we have an additional two-month program to give them experience in each of our departments on a rotating basis to get further training. Some of these new hires will be selected and promoted to the position of duty manager, and outstanding trainees will quickly be promoted to the position of general manager. We have found this training program to be effective in initiating and motivating our new hires.

Competition

China’s hospitality industry is fragmented, highly competitive and ripe for consolidation, especially among branded hotel chains. We compete with other branded and stand-alone hotels for guests in each of the markets where we operate. Different brands in the hospitality industry compete primarily on the basis of room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, quality and range of services provided, guest amenities and membership benefits. We compete mainly with other hotel groups as well as various stand-alone lodging facilities in each of the markets in which we operate, including brands such as Jinjiang, Ji Hotel, Home Inns, 7 Days Inn, Hanting, Super 8 and international hotel brands. We also face competition from serviced apartments.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our technology platforms, services and products from those of our competitors. Our intellectual property contributes to our competitive advantage in the economy and mid-scale hotel segments of China’s hospitality industry. To protect our brand and other of our intellectual property rights, we rely on a combination of trademark, trade secret and copyright laws. We also impose confidentiality obligations on our employees, contractors and other persons who provide services to our company. As of December 31, 2021, we had a total of 552 trademarks, 74 software registration certificates and one copyright registered in China. The expiration dates of our trademarks fall between 2022 and 2032, including “GreenTree Inn.” Once the ten-year term of our registered trademarks has expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. We have registered our domain names, including 998.com, greentree.cn, greentree.com.cn and others, with the Internet Corporation for Assigned Names and Numbers, or ICANN.

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

Owned Properties

As of December 31, 2021, we owned eleven hotel properties having an aggregate gross floor area of 92,360 square meters. For more detailed information about the locations of our hotels, see “— Our Hotel Network.”

Leased Properties

As of December 31, 2021, we had leased a total of 66 properties, with 63 properties for hotel operations and three properties for other uses, such as headquarters and office premises. The gross floor area of our leased properties ranges from approximately 120 square meters to 46,176square meters.

Legal Proceedings

We have been subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time, including actions relating to among others property lease, franchise agreements with our franchisees, infringement of our brand, employment-related disputes, personal injury, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. Various disputes in connection with the properties we lease or with the franchise agreements may occur from time to time, which may cause our hotel operations to be affected or terminated in the worst-case scenario. As of December 31, 2021, we had 43 pending legal proceedings in connection with the franchised-and-managed hotels. We are the plaintiff in most of these cases. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We are subject to risks related to litigation filed by or against us, and adverse litigation results may harm our business and financial condition.”

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

Regulatory Matters

This following is a summary of the material laws and regulations or requirements that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

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

Regulations on Foreign Ownership

The Foreign Investment Law of the PRC enacted by the National People’s Congress, or the NPC, on March 15, 2019, and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, promulgated by the State Council, both of which became effective on January 1, 2020 replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the Company Law of PRC and the Partnership Enterprise Law of PRC. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within five years after the implementation of this Law.

According to the Foreign Investment Law, foreign investments are entitled to pre-entry national treatment and are subject to negative list management system. The pre-entry national treatment means that the treatment given to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The negative list management system means that the state implements special administrative measures for access of foreign investment in specific fields. Foreign investors shall not invest in any forbidden fields stipulated in the negative list and shall meet the conditions stipulated in the negative list before investing in any restricted fields. Foreign investors’ investment, earnings and other legitimate rights and interests within the territory of China shall be protected in accordance with the law, and all national policies on supporting the development of enterprises shall equally apply to foreign-invested enterprises.

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List which were promulgated and are amended from time to time by the PRC Ministry of Commerce, or MOC, and the National Development and Reform Commission, or NDRC, and together with the Foreign Investment Law and their respective implementation rules and ancillary regulations. MOC and the NDRC promulgated the Catalogue of Industries for Encouraging Foreign Investment (2020 Version), on December 27, 2020, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2021), or the 2021 Negative List, on December 27, 2021, to replace the previous encouraging catalogue and negative list thereunder.

Under the Measures on Reporting of Foreign Investment Information approved by MOC and the State Administration for Market Regulation, or SAMR, which came to effect on January 1, 2020, Foreign investors or foreign investment enterprises shall submit investment information through submission of initial reports, change reports, deregistration reports and annual reports to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System. Where a foreign investor or foreign-funded enterprise, in violation of the provisions of the present Law, fails to report the investment information as required to the foreign investment information report system, the competent department for commerce concerned shall order it to make corrections within a time limit; if it fails to do so within the prescribed time limit, a fine of not less than 100,000 yuan but not more than 500,000 yuan shall be imposed.

According to the Measures for the Security Review of Foreign Investment promulgated by the NDRC and the MOC on December 19, 2020 and became effective on January 18, 2021, the NDRC and the MOC will establish a working mechanism office in charge of the security review of foreign investment. Such measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. Investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security, and in the acquisition of de facto control of investee companies, shall be filed with the specifically established office before such investment is carried out. What may constitute “onshore investment by and through any other means” or “de facto control” could be broadly interpreted under such measures. It is likely that control through contractual arrangement be regarded as de facto control based on provisions applied to security review of foreign investment. Failure to make such filing may subject such foreign investor to rectification within prescribed period, and will be recorded as negative credit information of such foreign investor in the relevant national credit information system, which would then subject such investors to joint punishment as provided by relevant rules. If such investor fails to or refuses to undertake such rectification, it would be ordered to dispose of the equity or asset and to take any other necessary measures so as to return to the status quo and to erase the impact to national security.

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

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, and in June 2004, the State Council promulgated the Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained,

which was amended on August 25, 2016. Under these two regulations, anyone who applies to operate a hotel is subject to examination and approval by the local public security authority and must obtain a special industry license. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. The Law of the PRC on Penalties for the Violation of Public Security Administration was promulgated on October 26, 2012 and entered into force on January 1, 2013. Pursuant to the Measures for the Control of Security in the Hotel Industry, the Law of the PRC on Penalties for the Violation of Public Security Administration and relevant local regulations, operating a hotel business without having obtained a special industry license may subject the operator to warnings, detention of between 10 and 15 days as well as fines of RMB500 to RMB1,000. Operators of hotel businesses who failed to obtain the special industry license, or who obtained the special industry license but have violated applicable administrative regulations, may also be subject to orders to suspend or cease their operations. of According to the regulations of certain cities/provinces, such as Jiangsu, operating a hotel business without having obtained a special industry license may be banned by relevant public security departments, confiscated illegal gains, illegally operated items, and tools and equipment directly used for illegal operations, and a fine ranging from RMB5,000 to RMB20,000 shall be imposed; if the circumstances are serious, they shall also be fined between RMB20,000 to RMB200,000. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the leased-and-operated and franchised-and-managed business models, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

In April 1987, the State Council promulgated the Public Area Hygiene Administration Regulation and subsequently amended the same on February 6, 2016 and April 23, 2019, and on March 10, 2011, the Ministry of Health promulgated the Implementing Measures for the Public Area Hygiene Administration Regulation and the National Health and Family Planning Commission amended this regulation on January 19, 2016 and on December 26, 2017. According to these regulations, a hotel must obtain a public area hygiene license before opening for business. Pursuant to these regulations, hotels failing to obtain a public area hygiene license or comply with other requirements set forth in such regulations may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines between RMB500 and RMB30,000; or (iii) orders to suspend operations for rectification, or to revoke the public hygiene license. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the franchise business model, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

Since 2018, management for waste sorting and recycling has been implemented across the country, and corresponding management regulations and administrative penalties have been formulated for companies/persons who violate the waste sorting and recycling management regulations, such as the fifty-seventh of " Regulations on the Management of Domestic Waste in Shanghai". On January 31, 2019, the Standing Committee of the Shanghai Municipal People's Congress issued the "Regulations on the Management of Domestic Waste in Shanghai", which were officially implemented on July 1, 2019. Article 57 of the regulations stipulates that if a company violates the provisions of paragraph 1 of Article 24 of these regulations and fails to put household garbage into corresponding collection containers, the urban management law enforcement department shall order it to make corrections immediately; if it refuses to make corrections, it shall be fined not less than RMB5,000 but not more than RMB50,000.

On June 10, 2021, the Standing Committee of the National People's Congress promulgated the "Production Safety Law of the People's Republic of China", which will be officially implemented on September 1, 2021. The law stipulates that production and business entities shall educate and train employees on work safety to ensure that employees have the necessary knowledge of work safety, are familiar with relevant work safety rules and regulations and safety operation procedures, master the safety operation skills of their posts, and understand accidents emergency measures, and know their rights and obligations in safety production. In addition, employees who are not qualified for work safety education and training should not allowed to work.

For production and operation companies that fail to provide safety production education and training to employees, dispatched workers and interns in accordance with regulations, or fail to truthfully inform relevant production safety issues as required, they shall be ordered to make corrections within a time limit and may be fined RMB50,000; If the correction is not made within the time limit, it shall be ordered to suspend production and business for rectification, and a fine of not less than RMB50,000 but not more than RMB100,000 shall be imposed; the person in charge directly responsible and other directly responsible personnel shall be fined not less than RMB10,000 but not more than RMB20,000.

In order to protect and improve the environment and prevent and control air pollution, the Standing Committee of the National Congress formulated the Law of the People's Republic of China on the Prevention and Control of Air Pollution, which was promulgated and took effect on October 26, 2018. The operator shall install oil fume purification facilities and keep them in normal use, or take other oil fume purification measures to discharge oil fume up to the standard and prevent pollution to the normal living environment of nearby residents. It is also prohibited to build, rebuild or expand catering service projects that generate oily smoke, odor and exhaust gas in residential buildings, commercial and residential complex buildings without special flues, and commercial floors adjacent to residential floors in commercial and residential complex buildings.

Article 118 stipulates food and beverage business operators which emit fume and violate the provisions of this Law in failing to install and use fume purification facilities properly or failing to adopt other fume purification measures and emit fume beyond the emission standards shall be ordered by the supervision and administration authorities determined by the local People's Governments of county level and above to make correction, and be subject to a fine ranging from RMB5,000 to RMB50,000; offenders who refuse to make correction shall be ordered to suspend production and rectify; Offenders who violate the provisions of this Law in undertaking new establishment, alteration and expansion of food and beverage business operations which emit fume, odor and waste gases within residential buildings, commercial cum residential buildings which have not installed complementary dedicated flue, and commercial floors of commercial cum residential buildings adjacent to residential floors, shall be ordered by the supervision and administration authorities determined by the local People's Governments of county level and above to make correction; offenders who refuse to make correction shall be ordered to close down, and be subject to a fine ranging from RMB10,000 to RMB100,000.

With the purpose of guaranteeing food safety and the safeguarding the health and life safety of the public, the SCNPC enacted the PRC Law on Food Safety in February 2009 and amended the same on April 24, 2015, on December 29, 2018 and on April 29, 2021. Also, the SCNPC adopted the Implementation Rules of the Food Safety Law which became effective on July 20, 2009 and amended on February 6, 2016 and on October 11, 2019. On March 4, 2010, the Ministry of Health promulgated the Administrative Measures on Food and Beverage Service Licensing and Administrative Measures on Food Safety Supervision in Food and Beverage Services. Both measures came into force on May 1, 2010. Pursuant to the above measures, providers of consumer food services are required to obtain a food catering service license, and are responsible for safety in food and beverage services. On July 30, 2009, the SAIC promulgated the Administrative Measures for the Food Circulation License which was subsequently repealed in 2015 to comply with the newly amended PRC Law on Food Safety. Under this measure, providers for food circulation service shall obtain a food circulation license. In August 2015, the China Food and Drug Administration, or the CFDA promulgated the Administrative Measures for Food Operation Licensing and subsequently amended the same on November 17, 2017. Also, the CFDA adopted the Announcement on Launching the Use of Food Business License which became effective on September 30, 2015. Under the above measures, a food operation permit shall be obtained in accordance with the law to engage in food selling and catering services within the territory of the People’s Republic of China. The former food catering service or circulation license will be deregistered by the authority that has issued the license upon its expiration. However, a former food catering service or circulation license that does not expire will continue to be valid; if, during the validity period thereof, the food business operator applies for replacing it with food business license, the licensing authority shall make the replacement according to relevant provisions. Each of the restaurants run in our hotels is required to obtain a food business or catering service or circulation license in order to offer food services. Pursuant to the PRC Law on Food Safety, hotels failing to obtain a food service license (or formerly food hygiene license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000 or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB10,000. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the leased-and-operated and franchised-and-managed business models, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

The PRC legal framework governing fire prevention is set forth in the Fire Prevention Law which was adopted on April 29, 1998 and amended on April 29, 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Emergency Management and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards. Before construction and decoration of a hotel, the construction entity shall submit the fire prevention design documents to the housing and urban-rural development authority for examination and approval. Upon completion, the construction entity must go through the fire prevention acceptance check with the housing and urban-rural development authority and no construction may be put into use before it is accepted by the relevant authorities. For each public assembly venue such as a hotel, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a safety check on fire prevention with the relevant fire prevention department under the public security authority at or above the county level where the venue is located, and such place could not be put into use and operation if it fails to pass the safety check on fire prevention or fails to conform to the safety requirements for fire prevention after such check. Pursuant to these regulations, hotels failing to obtain approval of fire prevention design plans or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000. On May 30, 2019, the General Office of the CPC Central Committee and the General Office of the State Council promulgated the Notice of the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on Promulgation of the Opinions on Deepening the Reform of Fire Control Law Enforcement, or the Opinions. Under the Opinions, public gathering premises (including hotels) may be put into use or commence business after obtaining a business license or satisfying the conditions for putting into use pursuant to the applicable law, and upon submission of an application through the online government services platform or onsite to the fire control departments and undertaking that the premises comply with fire safety standards. Each hotel passing the fire safety inspection on public assembly venues will obtain a certificate for fire safety inspection on public assembly venues. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the leased-and-operated and franchised-and-managed business models, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

In January 2006, the State Council promulgated the Regulations for Administration of Entertainment Places and amended them on February 6, 2016 and on November 29, 2020. Under these regulations, hotels that provide entertainment facilities, such as discos or ballrooms, are required to obtain a license for entertainment business operations.

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

On April 25, 2013, the SCNPC issued the Tourism Law of the People’s Republic of China, which became effective on October 1, 2013 and was most recently amended on October 26, 2018. According to this law, accommodation providers must fulfill the obligations under their agreements with customers.

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

Regulations on Usage of Land or Property

The regulations governing the land or property usage mainly include the Land Administration Law of the People’s Republic of China adopted by the Standing Committee of the National People’s Congress on June 25, 1986, and most recently amended on August 26, 2019, and the Regulations on the Implementation of the Land Administration Law of the People’s Republic of China promulgated according to the Order of the State Council No. 256 on December 27, 1998 and further revised in accordance with the Decision of the State Council on Revising Certain Administrative Regulations on July 29, 2014 and September 1, 2021.

According to the above regulations, as to state-owned land and land collectively-owned by farmers, construction entities shall use such land, construction according to the stipulations of the land use right lease contract or according to the provisions of the approval documents relevant to the allocation of land use rights. As for state-owned land, the conversion of the land to land used for construction purposes shall receive the consent of the competent natural resources administrative departments of relevant people’s governments and be submitted to the people’s governments that originally granted land use approval. When changing the purpose of land within urban planning areas, consent shall be obtained from the relevant urban planning administration departments before submission; without such approvals, the use of land specified in the relevant overall land utilization plan shall not be changed. Under these regulations, failure to comply with the approved usage may subject the owners of such properties and/or the tenants to fines or other penalties, including potentially being required to cease such non-compliant operations and being requested by the relevant land administrative authority to return the land. If the land is not used in accordance with the approved land use purpose, the rural collective economic organization may take back the land use rights upon approval by the People’s Government which has approved the land use previously.

Regulations on Consumer Protection

In October 1993, the SCNPC promulgated the Law on the Protection of the Rights and Interests of Consumers which has been amended on October 25, 2013, or the Consumer Protection Law. Under the Consumer Protection Law, a business operator providing a commodity or service to a consumer is subject to a number of requirements, including the following:

●	to ensure that commodities and services meet certain safety requirements;
●	to disclose serious defects of a commodity or a service and to adopt preventive measures against damage occurrence;
●	to provide consumers with accurate information and to refrain from conducting false advertising;
●	not to set unreasonable or unfair terms for consumers or alleviate or release itself from civil liability for harming the legal rights and interests of consumers by means of standard contracts, circulars, announcements, shop notices or other means; and
●	not to insult or slander consumers or to search the person of, or articles carried by, a consumer or to infringe upon the personal freedom of a consumer.

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

On December 26, 2003, the PRC Supreme People’s Court published the Interpretation of Some Issues Concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury which took effect on May 1, 2004 and be amended on December 29, 2020. On May 8, 2020, the National People’s Congress of the PRC enacted The Civil Code of the PRC, which became effective on July 1, 2021. The above interpretation and law further increase the liabilities of business operators engaged in the operation of hotels, restaurants, or entertainment facilities and subject such operators to compensatory liabilities for failing to fulfill their statutory obligations or to guarantee the personal safety of others.

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

On July 16, 2013, the Ministry of Industry and Information Technology, or the MIIT, issued the Order for the Protection of Telecommunication and Internet User Personal Information. The requirements under this order are stricter and wider compared to the above decision issued by the National People’s Congress. According to this order, if a network service provider wishes to collect or use personal information, it may do so only if such collection is necessary for the services it provides. Furthermore, it must disclose to its users the purpose, method and scope of any such collection or usage, and must obtain consent from the users whose information is being collected or used. Network service providers are also required to establish and publish their protocols relating to personal information collection or usage, keep any collected information strictly confidential and take technological and other measures to maintain the security of such information. Network service providers are required to cease any collection or usage of the relevant personal information, and deregister the relevant user account, when a user stops using the relevant Internet service. Network service providers are further prohibited from divulging, distorting or destroying any such personal information, or selling or providing such personal information unlawfully to other parties. In addition, if a network service provider appoints an agent to undertake any marketing or technical services that involve the collection or usage of personal information, the network service provider is required to supervise and manage the protection of the information. The order states, in broad terms, that violators may face warnings, fines, public exposure and, in the most severe cases, criminal liability.

On June 1, 2017, the Cybersecurity Law of the People’s Republic of China promulgated in November, 2016 by SCNPC became effective. This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to 100% to 1,000% of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, or CAC the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy. Furthermore, pursuant to the PRC Civil Code, any organization or individual shall legally obtain personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

Regulations Relating to Internet Content and Information Security

The Administrative Measures on Internet Information Services specifies that internet information services regarding news, publications, education, medical and health care, pharmacy and medical devices, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report to the relevant authorities. Furthermore, in 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No. 5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order No. 5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; or (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display. Internet information in China is also regulated and restricted from a national security standpoint. The SCNPC enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC (where such information and data have to be provided abroad for business purpose, subject to applicable laws and regulations, security assessment shall be conducted); and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

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

According to the Environmental Protection Law of the People’s Republic of China promulgated by the SCNPC on December 26, 1989 and amended on April 24, 2014 and the Environmental Impact Assessment Law of the People’s Republic of China promulgated by the SCNPC on October 28, 2002 and most recently amended on December 29, 2018, respectively, the Regulations Governing Environmental Protection in Construction Projects promulgated by the State Council on November 29, 1998 and amended on July 16, 2017, hotels shall submit a Report on Environmental Impact Assessment and an Application Letter for Acceptance of Environmental Protection Facilities in Construction Projects to competent environmental protection authorities for approvals before commencing the operation. Pursuant to the Environmental Impact Assessment Law of the People’s Republic of China, any hotel failing to obtain the approval of an Environmental Impact Assessment may be ordered to cease construction, pay a fine of not less than 1% but not more than 5% of the total investment of the construction project on it, and be ordered restore to the original state, and the person directly responsible for the project may be subject to certain administrative penalties.

The Law of the People's Republic of China on the Prevention and Control of Water Pollution first became effective on November 1, 1984 and was most recently amended on June 27, 2017. The law applies to the prevention and control of pollution of rivers, lakes, canals, irrigation channels, reservoirs and other surface water bodies and groundwater within the PRC. According to the provisions of this Law and other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts at or above county level shall take charge of the administration and supervision on the matters of prevention and control of water pollution.

The Law of the People's Republic of China on the Prevention and Control of Water Pollution provides that environmental impact assessment should be conducted in accordance with the relevant laws and regulations for new construction projects and expansion or reconstruction projects and other facilities on water that directly or indirectly discharge pollutants to water bodies. Facilities for the prevention and control of water pollution at a construction project shall be designed, built and put into use along with the main structure of the construction project. The construction project shall only be used after facilities for the prevention and control of water pollution pass the inspection and acceptance by the Ministry of Environmental Protection and its competent local counterparts. Dismantling or putting off operation of such installations shall be subject to prior approval of the local counterpart of the Ministry of Environmental Protection at or above the county level.

Regulations on Commercial Franchising

Franchise operations are subject to the supervision and administration of the MOC, and its regional counterparts. Such activities are currently regulated by the Regulations on the Administration of Commercial Franchising promulgated by the State Council on February 6, 2007, effective as of May 1, 2007. The Regulations on the Administration of Commercial Franchising were supplemented by the new Administrative Measures for Archival Filing of Commercial Franchises which were issued by the MOC on December 12, 2011 and took effect on February 1, 2012 and the new Administrative Measures for Information Disclosure of Commercial Franchises which were issued by the MOC on February 23, 2012 and took effect on April 1, 2012.

Under the above applicable regulations, a franchisor must have certain prerequisites including a mature business model, the capability to provide long-term business guidance, technical support and training services to franchisees and ownership of at least two directly-managed storefronts that have been in operation for at least one year within China. Franchisors engaged in franchising activities without satisfying the above requirements may be subject to penalties such as forfeit of illegal income and imposition of fines between RMB100,000 and RMB500,000 and may be bulletined by the MOC or its local counterparts. Franchise contracts shall include certain required provisions, such as terms, termination rights and payments.

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

Certain changes in the recorded information of the franchisor should also be filed with the relevant commerce authority within thirty days following the occurrence of these changes. For a franchisor failing to file in accordance with these regulations, the relevant commerce authority may order it to comply within a designated time frame and impose a fine ranging from RMB10,000 to RMB50,000. If the franchisor fails to comply as ordered, the relevant commerce authority may impose another fine ranging from RMB50,000 to RMB100,000 and publicly announce the franchisor’s violation.

The term of a franchise contract shall be no less than three years unless otherwise agreed by franchisees. The franchisee is entitled to terminate the franchise contract at his sole discretion within a set period of time upon signing the franchise contract.

Pursuant to the Administrative Measures for Information Disclosure of Commercial Franchises, 30 days prior to the execution of franchise contracts, franchisors are required to provide franchisees with copies of the franchise contracts, as well as written true and accurate basic information on matters including:

●	the name, domiciles, legal representative, registered capital, scope of business and basic information relating to its commercial franchising;
●	basic information relating to the registered trademark, logo, patent, know-how and business model;
●	the type, amount and method of payment of franchise fees (including payment of deposit and the conditions and method of refund of deposit);
●	the price and conditions for the franchisor to provide goods, service and equipment to the franchisee;
●	the detailed plan, provision and implementation plan of consistent quality services including operational guidance, technical support and business training provided to the franchisee;
●	detailed measures for guiding and supervising the operation of the franchisor, including certain of operational guidance, method of provision and implementation plan, including site selection, fitting out and decoration, store management, advertising promotions and product configuration; division of liabilities between the franchiser and the franchisee in respect of the handling of customer complaints and remediation thereof, etc.;
●	investment budget for all franchised hotels of the franchisee;
●	the current numbers, territory and operation evaluation of the franchisors within China;
●	a summary of accounting statements audited by an accounting firm and a summary of audit reports for the previous two years;
●	information on any lawsuit in which the franchisor has been involved in the previous five years;
●	basic information regarding whether the franchisor and its legal representative have any record of material violation; and
●	other information required to be disclosed by the MOC.

In the event of failure to disclose or misrepresentation, the franchisee may terminate the franchise contract and the franchisor may be fined up to RMB300,000. In addition, such non-compliance may be bulletined.

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

Patent. Pursuant to the PRC Patent Law and its implementation rules, once a patent for an invention, utility model has been granted, unless otherwise provided by the Patent Law, no entity or individual may use the patent, patented product or patented process for production or business purposes without the authorization of the patent owner. Once a patent has been granted for a design, no entity or individual may manufacture, sell or import any product containing the patented design without the permission of the patent owner. If a patent is found to have been infringed, the infringer must, in accordance with relevant regulations, cease such infringement, take remedial action and pay damages.

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

On June 10, 2021, National People's Congress of the People's Republic of China adopted The Data Security Law of the PRC, is hereby promulgated, effective September 1, 2021. The Data Security Act requires data processing in a lawful and appropriate manner, including the collection, storage, use, processing, transmission, provision and disclosure of data. The Data Security Act sets out data security and privacy obligations for entities and individuals conducting data processing activities. Moreover, data classification and grading protection system has been introduced. Under the Act of Data Security, processors of important data need to conduct risk assessments for their data processing activities, and submit risk assessment reports to relevant authorities. National core data (that is, data related to national security, the lifeline of the national economy, important people's livelihood and major public interests) should be subject to a stricter management system. In addition, the Data Security Act provides for national security review procedures for data processing activities that affect or may affect national security and imposes export controls on certain data and information. Furthermore, the Data Security Act stipulates that without the approval of the competent authorities of the Chinese government, any organization or individual in China shall not provide any data stored in China to any foreign judicial and law enforcement agencies.

On August 20, 2021, the SCNPC of the People's Republic of China promulgated the Personal Information Protection Law, which stipulates personal information rights and privacy protection, and takes effect on November 1, 2021. The Personal Information Protection Law stipulates protection requirements for handling personal information, including but not limited to the collection, storage, use, processing, transmission, provision, disclosure, and deletion of personal information. And many of its specific requirements remain to be clarified in practice by the Cyberspace Administration of China, other regulators and Chinese courts. We may need to further adjust our business practices to comply with personal information protection laws and regulations (including the Personal Information Protection Act).

On December 28, 2021, the Cyberspace Administration of China promulgated the "Measures for Cybersecurity Review", which became effective on February 15, 2022. According to the Cybersecurity Review Measures and other Chinese cybersecurity laws and regulations and draft measures, critical information infrastructure operators planning to purchase network products and services that affect or may affect national security must undergo cybersecurity review by the Cyberspace Administration of China. In addition, the measures stipulate that data processors that carry out data processing activities that affect or may affect national security are also subject to cybersecurity review. The measure further stipulates that if an operator has the personal information of more than 1 million users and plans to list it abroad, it must undergo a cybersecurity review.

On October 29, 2021, the Cyberspace Administration of China promulgated the "Measures for Security Assessment of Data Exports (Draft for Comment)", which stipulates that important data collected and generated during operations in China to be provided overseas and security assessments should be conducted in accordance with the law. Data processors of personal information should conduct security assessments. The draft approach further specifies the procedures and requirements for safety assessment. As of December 31, 2021, the draft measures are only for public comments and have not been formally adopted. Final terms and the timeline for their adoption are subject to change and uncertainty.

On November 14, 2021, the Cyberspace Administration of China promulgated the Regulations on the Administration of Network Data Security (Draft for Comment), which further regulates Internet data processing activities, emphasizes the supervision and management of network data security, and further stipulates the obligations of Internet platform operators, such as establishing data-related platform rules, privacy policies and algorithm policy disclosure systems. Specifically, the Regulations require data processors, including, (1) to take immediate remedial measures when they discover that the network products and services they use or provide have security deficiencies and vulnerabilities, or threaten national security or endanger the public interest; and (2) to follow a series of detailed requirements in processing personal information, managing important data and intending to provide data overseas. In addition, these draft regulations require that data processors that process important data or data processors that go public overseas complete an annual data security assessment and submit a data security assessment report to the relevant regulatory authority. As required by the Regulations, such annual assessments include, but are not limited to, the processing of important data, the findings of Data security risks and disposal measures, effectiveness of data protection measures, implementation of national data security laws and regulations, data security incidents that have occurred and their disposal, and security assessments related to sharing and providing important data overseas. As of December 31, 2021 the Regulations are for public comment only and have not been formally adopted. Final terms and the timeline for their adoption are subject to change and uncertainty.

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

On March 30, 2015, the SAFE promulgated Notice of the State Administration of Foreign Exchange on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Enterprises, or SAFE Circular 19, to expand the reform nationwide. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. Under Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. SAFE can adjust such proportion in due time based on the circumstances of international balance of payments. However, Circular 19 and another circular promulgated by SAFE in June 2016, Notice of the State Administration of Foreign Exchange on Reforming and Regulating the Policies for the Administration of Foreign Exchange Settlement under the Capital Account, or SAFE Circular 16, continues to, prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offerings to make loans or additional capital contributions to our PRC subsidiaries which would materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

Further, a notice concerning the individual income tax on earnings from employee share options jointly issued by the Ministry of Finance, or the MOF, and SAT, on March 28, 2005, and its implementing rules, provide that domestic companies that implement employee share option programs shall (a) file the employee share option plans and other relevant documents to the local tax authorities having jurisdiction over them before implementing such employee share option plans; (b) file share option exercise notices and other relevant documents with the local tax authorities having jurisdiction over them before exercising by the employees of the share options, and clarify whether the shares issuable under the employee share options mentioned in the notice are the shares of publicly listed companies; and (c) withhold taxes from the PRC employees in connection with the PRC individual income tax.

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

Regulations on Prepaid Cards

On August 18, 2016, the MOC promulgated Administrative Measures on Single-purpose Commercial Prepaid Cards (Trial Implementation). According to these administrative measures, corporate legal entities engaged in the retail, accommodation and catering, or residential services industries issuing prepaid cards shall complete filling formalities within 30 days from the date on which they engage in the single-purpose card businesses. The administrative measures classify different types of issuers of single-purpose cards, including issuers of group cards, branded cards and issuers of cards on a large scale. Each company engaging in the single-purpose card business shall be classified as one of the foregoing types of prepaid card business in which they are engaged. In addition, these administrative measures also stipulate rules for the card purchase agreement, patterns of cards, limits of each registered and nonregistered card, use of prepaid monies, a minimum ratio of balances of prepaid monies to the company’s main business income in the preceding accounting year, the company’s depositary system and the designated proportion of deposited funds or guarantee insurance amounts to the balance of prepaid monies in the previous quarter, prepaid money management system and polices and so on. Companies may be subject to administrative punishments, orders to correct any instances of non-compliance within a stipulated period, as well as a fine ranging from RMB10,000 to RMB30,000 for any violation of these administrative measures.

Regulations on Offshore Financing

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. According to the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment released on February 13, 2015 by SAFE, from June 1, 2015 local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from.

The Company has confirmed that none of the holders or beneficiary owners of the Company is PRC residents. Nevertheless, we may not be aware of the identities of all of our beneficial owners.

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

Regulations on Securities

The PRC Securities Law, which became effective on March 1, 2020, stipulates that overseas securities regulatory authorities shall not carry out investigation and evidence collection directly in the People’s Republic of China. Without the consent of the securities regulatory authority of the State Council and the relevant State Council department(s), no organization or individual may provide the documents and materials relating to securities business activities to overseas parties arbitrarily.

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

On July 5, 1994, the SCNPC promulgated the Labor Law of the People's Republic of China, or the Labor Law, which became effective on January 1, 1995, and amended them on August 27, 2009 and December 29, 2018. In accordance with the Labor Law, a labor contract shall be concluded for establishment of work relationships. On August 4, 1995, the Ministry of Labor (currently known as Ministry of Human Resources and Social Security), promulgated the Opinions on Several Issues concerning the Implementation of the Labor Law of the People's Republic of China, or the Opinions. Under the Opinions, employers shall sign labor contracts with their personnel who are borrowed by other employers for a long time, or personnel who receive education with wages or other off-the-job personnel who still maintain labor relations with them. However, during the period of borrowing or going to school, certain relevant clauses in the labor contract may be modified upon negotiation by both parties; and if the employees dispatched to equity joint ventures and shareholding entities still maintain labor relations with their original employer, they shall conclude labor contracts with their original employer. When the original employer concludes service contracts with the equity joint ventures and shareholding entities in regard to the relevant contents of labor contracts, it may clarify the wage, insurances, welfare, holidays and other relevant treatment to the employees.

On October 28, 2010, the National People’s Congress of China promulgated the PRC Social Insurance Law, which became effective on July 1, 2011 and was amended on December 29, 2018. In accordance with the PRC Social Insurance Law and other relevant laws and regulations, enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan, a maternity insurance plan, a housing provident fund, and a handicapped employment security fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% per day. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. In addition, the PRC Individual Income Tax Law requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

Under the Foreign Investment Law, foreign-funded enterprise engaging in production or operation activities shall comply with the provisions on labor protection and social insurance in laws and administrative regulations, handle the tax, accounting, foreign exchange and other matters according to the relevant laws, administrative regulations and relevant provisions of the State, and accept supervision and inspection by relevant competent departments.

Regulations Relating to Tax

Income Tax and Withholding Tax

The EIT Law applies a uniform 25% enterprise income tax rate to PRC resident enterprises, including both foreign-invested enterprises and domestic enterprises. The EIT Law imposes an enterprise income tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a “non-resident enterprise” without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax rate. Pursuant to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong company which directly holds at least 25% equity interest in the PRC enterprise is reduced to 5% from a standard rate of 10%. Pursuant to the Notice of the State Taxation Administration on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, if the relevant PRC tax authorities determine, in their sole discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. As such, holding companies in Hong Kong, for example, are subject to a 5% withholding tax rate if the holding companies directly hold no less than 25% equity interest in the PRC enterprise and are the beneficial owners of the dividends. The Cayman Islands, where we are incorporated, does not have such a tax treaty with China. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered a “non-resident enterprise” under the EIT Law.

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body”. STA issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. According to STA Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (a) the primary location of the day-to-day operational management is in China; (b) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (d) 50% or more of voting board members or senior executives habitually reside in China. In addition, the STA issued the Administrative Measures on Income Taxes of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial Implementation), or Tax Trial Measures, on July 27, 2011, and effective on September 1, 2011 and amended in 2017, providing more guidance on the implementation of Circular 82. Both Circular 82 and the Tax Trial Measures apply only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and are not applicable to our case. But determining criteria set forth in Circular 82 and the Tax Trial Measures may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

The STA issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Nonresident Enterprises, or STA Public Notice 7, on February 3, 2015, which replaced or supplemented certain previous rules under the Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Nonresident Enterprises, or STA Circular 698.

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

The STA issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits (“STA Circular 35”) on October 14, 2019, which became effective on January 1, 2020. The STA Circular 35 further simplified the procedures for enjoying treaty benefits. According to the STA Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, and where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the STA, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interest or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grants tax exemption on relevant income or levies tax at an extremely low rate, will be taken into account, and they will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for Nonresident Enterprises to Enjoy Treatments under Tax Treaties. Accordingly, GreenTree Hotel (Hong Kong), Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations, and obtain the approvals as required. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

According to Circular 36, the entities and individuals providing the services within the PRC shall be subject to VAT. The services are treated as being provided within the PRC where either the service provider or the service recipient is located in the PRC. The services subject to VAT include the provision of financial services such as transferring financial instruments. Based on the definition of “transfer of financial instruments” under Circular 36, the ADSs and shares are likely to be treated as financial instruments. As such, where a holder of the ADSs and shares who is an entity or individual located outside of the PRC re-sells the ADSs and shares to an entity or individual located outside of the PRC and derives any gain, since neither the service provider nor the service recipient is located in the PRC, theoretically Circular 36 does not apply and the buyer does not have the obligation to withhold the VAT or the local levies. However, there is uncertainty as to the applicability of VAT if either the seller or buyer of ADSs and shares is located within the PRC.

On April 4, 2018, the MOF and STA jointly promulgated the Circular of the Ministry of Finance and the STA on Adjustment of Value-Added Tax Rates, or Circular 32. Circular 32 became effective on May 1, 2018 and shall supersede any previously existing provisions in the case of any inconsistency. Further, On March 20, 2019, the MOF, the STA and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform, or Announcement 39, to further slash value-added tax rates. According to Announcement 39, (i) for general VAT payers’

sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%. Announcement 39 came into effect on April 1, 2019 and shall prevail in case of any conflict with existing provisions.

Regulations Relating to Lending

According to the General Lending Provisions promulgated by the PBOC in 1996, only financial institutions may legally engage in the business of extending loans, and loans between companies that are not financial institutions are prohibited. According to the General Lending Provisions, a company which is not a financial institution and offers loans may be imposed penalties in the amount equivalent to one to five times of the income generated (being interests charged) from the loan advancing activities. However, according to the Provisions of the Supreme People’s Court on Several Issues concerning the Application of Law in the Trial of Private Lending Cases (the “Private Lending Provisions”), which became effective on 1 September 2015 and was latest revised on 29 December 2020, borrowing agreements between companies which are not financial institutions shall be classified as private lending and should be valid if such lending is for business operation purposes and do not fall into certain situations stipulated in the abolished Contract Law or the newly promulgated Civil Code (as applicable) of the PRC and Private Lending Provisions. PRC courts will support a company’s claim for interest in respect of such lending as long as the annual interest rate does not exceed four times of the applicable one-year loan prime rate (“LPR”).

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

Public shareholders
GreenTree Inns Hotel Management Group, Inc. (Cayman)
11.3%
88.7%
Argyle Hotel Group (Hong Kong) Limited
60%
Our Company
GreenTree Inns Hotel Management Group, Inc. (Samoa)
Pacific Hotel Investment, Inc. (Samoa)
GreenTree Suites Management Corp. (Cayman)
Outside China
GreenTree Hotels (Hong Kong), Limited
Inside China
Hexie (Changzhou) Hotel Management Co., Ltd.
28%
Shirude Hotel Management (Shanghai) Co., Ltd.
42%
Shandong Xinghui Urban Hotel Management Group Co., Ltd.
Jinan Dongrunbao Inns Management Co., Ltd.
Shenzhen Gegao Investment Management Co., Ltd.
Shanghai Evergreen Technology Co., Ltd.
70%
Yancheng Ruixin Hotel Management Co., Ltd.
51%
Yancheng Zexin Hotel Management Co., Ltd.
Shanghai Beifu Industrial Co., Ltd.
GreenTree Inns Hotel (China) Management Co., Ltd.
GreenTree Inns Hotel (Jiangsu) Management Co., Ltd.
GreenTree Inns Hotel (Zhejiang) Management Co., Ltd.
GreenTree Inns Jiangpu Hotel (Shanghai) Management Co., Ltd.
GreenTree Inns Hotel (Beijing) Management Co., Ltd.
GreenTree Inns Hotel (Changning) Management Co., Ltd.
GreenTree Inns Hotel (Shanghai) Management Co., Ltd.
GreenTree Inns Hotel (Tianjin) Management Co., Ltd.
Shanghai Jingjia Hotel Co., Ltd.
GreenTree Hotel (Xuzhou) Co.,Ltd
66.7%
Shanghai Wuman Hotel Management Co., Ltd.
70%
Foshan Baiqinghui Hotel Co., Ltd.
Banyan Hotel (Xuzhou) Co.,Ltd

Subsidiaries of GreenTree Hospitality Group Ltd.

An exhibit containing a list of our significant subsidiaries has been filed with this annual report.

D.	Property, Plants and Equipment

Please refer to “B. Business Overview—Facilities” for a discussion of our property, plants and equipment.

ITEM 4A.UNRESOLVED STAFF COMMENTS

None.

ITEM 5.OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

Overview

We are the leading pure play franchised hotel operator in China. We achieved more than 95.0% of franchised-and-managed hotels in our hotel network as early as 2013, and currently operated 98.6% of franchised-and-managed hotels in our network. Our pure play franchised model allows us to expand rapidly in an asset-light manner and have brought us substantial financial performance in terms of profitability, return on investments and success to its franchisees.

As of December 31, 2021, our nationwide hotel network consisted of 4,659 hotels with 337,153 rooms in China, covering all four centrally-administrated municipalities and 367 cities throughout all 31 provinces and autonomous regions in China, as well as an additional 1,225 hotels that were contracted for or under development. We were the fourth largest hotel group in China in terms of number of hotels and rooms, according to China Hotel Association. We operate a rapidly-growing hotel networks in China – from 2012 to 2021, we grew from 792 to 4,659 hotels at a CAGR of 21.8% and from 70,934 to 337,153 rooms at a CAGR of 18.9%.

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

Factors Affecting Our Results of Operations

While our business is affected by factors relating to general economic conditions and the hospitality industry in China, we believe that our results of operations are also affected by company specific factors, including, among others:

●	The total number of hotels and hotel rooms in our hotel network. Our revenues are affected to a significant extent by the number of hotels and hotel rooms we have in operation. We generate substantially all of our revenues from room nights sold at our leased-and-operated hotels and the franchise management fees we charge to each of our franchised-and-managed hotels. Furthermore, we believe expanding geographic coverage of our hotel network through increasing the number of hotels will enhance our brand recognition. Our ability to expand our hotel network depends on whether we can provide consistent quality services to our guests and franchisees and whether we can enhance our brand recognition in the market and win the competition for suitable property sites and quality franchisee candidates.
●	The proportion of mature hotels in our hotel portfolio. We define mature hotels as those that have been in operation for more than six months. It typically takes six months for our newly opened franchised-and-managed hotels to ramp up before such hotels can generate normal and stable franchise management fees and for our new leased-and-operated hotels’ income to exceed the hotel operating costs which are generally fixed in nature.

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

The table below illustrates the net increases of our hotels during 2019, 2020 and 2021.

	Year Ended December 31,
	2019	2020	2021
Hotels opened	607	538	722
Hotels closed	140	155	403
Net increase in total hotels	467	383	319

We track the performance of our hotels by comparing hotel revenue of our hotels during ramp up stage and mature hotels, calculated on a monthly rolling basis, taking into account the total number of hotels during ramp up stage and mature hotels in any particular period of time.

The table below illustrates the comparison of performance between mature hotels and hotels during ramp up stage.

	Year Ended December 31,
	2019	2020	2021
Mature franchised-and-managed hotels(1)	3,527	3,895	4,222
RevPAR (in RMB)	138	105	116
Franchised-and-managed hotels during ramp up stage	396	405	371
RevPAR (in RMB)	86	101	84
(1)	As of end of the year.

	Year Ended December 31,
	2019	2020	2021
Mature leased-and-operated hotels(1)	33	32	58
RevPAR (in RMB)	140	102	136
Revenue (in RMB thousands)	253,421	227,074	391,960
(1)	As of end of the year.
●	The fixed nature of our hotel operating costs. For our leased-and-operated hotels, a significant portion of our operating costs and expenses, including rental and base salary, is generally fixed. As a result, an increase in our revenues achieved through higher RevPAR will generally result in higher profitability, whereas a decrease in our revenues could result in a disproportionately large decrease in our earnings. For franchised-and-managed hotels, the fixed cost components are relatively limited, and the incremental costs associated with each additional franchisee are minimal, which helps us achieve economies of scale as we attract more franchisees over time.
●	Seasonality and special events. The hospitality industry is subject to fluctuations in revenues due to seasonality. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than the other quarters of the year. In addition, certain special events, such as large-scale exhibitions, concerts or sports events, may increase the demand for our hotels significantly as such special events may attract travelers into and within the regions in China where we operate hotels.
●	The COVID-19 pandemic outbreak. The hospitality industry is largely dependent on commercial activities and travel, which have been materially and adversely affected by COVID-19 since early 2020. Although the Chinese government implemented travel restrictions starting from March 2020, such travel restrictions in China have been gradually lifted in regions where the pandemic is under control. Although China’s economic outlook has recovered and improved since the beginning of the COVID-19 outbreak, COVID-19 as well as government policies and measures adopted in response to it may still put pressure on the hospitality industry and our

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

	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
Revenues:
Leased-and-operated hotels(1)	253,421	23.2	227,074	24.4	391,960	61,507	32.5
Franchised-and-managed hotels	831,340	76.1	677,481	72.9	774,359	121,514	64.2
Others	7,032	0.7	25,455	2.7	39,827	6,250	3.3
Total revenues	1,091,793	100.0	930,010	100.0	1,206,146	189,271	100.0
●	Franchised-and-managed Hotels. In 2019, 2020 and 2021, we generated revenues of RMB831.3 million, RMB677.5 million and RMB774.4 million (US$121.5 million) from our franchised-and-managed hotels, which accounted for 76.1%, 72.9 and 64.2% of our revenues for the respective years, which revenues include revenues from membership fees of franchised-and-managed hotels.

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

Our revenues from franchised-and-managed hotels are primarily affected by the number of hotels and the revenues generated by the franchised-and-managed hotels. Our franchise agreements typically run for an initial term of 10 to 20 years. We collect franchise management fee

s from our franchisees and do not bear loss, if any, incurred by our franchisees. Our franchisees are generally required to pay us an initial franchise fee ranging between RMB150,000 and RMB250,000, depending on the number of rooms in the hotel. They are also responsible for all costs and expenses related to hotel construction and renovation. In addition, our franchise agreements typically provide for a monthly franchise management fee of 3% to 5% of the total revenues generated by each franchised-and-managed hotel. In general, we charge franchisees who open multiple hotels under our franchised-and-managed model a lower fee to reward their loyalty. On average, we charged our franchisees a monthly franchise management fee of 4.5%, 4.5% and 4.4% of the total revenues generated by each franchised-and-managed hotel in 2019, 2020 and 2021. Due to the impact of COVID-19, we supported our franchisees by temporarily reducing both their recurring franchisee fee and central reservation fee by 50% nationwide, and by temporarily waiving entirely both the recurring franchisee fee and the central reservation fee for all hotels under requisition or located in Hubei Province. All these policies resulted in a lower effective ratio of monthly franchisee fees. We also collect from franchisees a reservation fee on a per room night basis for using our central reservation system, an annual IT system maintenance fee and a part of the membership registration fee to service customers who join our membership program at franchised-and-managed hotels. A number of these hotel general managers are our direct employees and the franchisees will reimburse us the general managers’ salary which is recognized as part of our revenues.

The table below sets forth the revenues from initial franchise fee and recurring franchise management fee and others, both in absolute amount and as a percentage of our revenues generated from franchised-and-managed hotels for the years indicated:

	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
Initial franchise fee	54,930	6.6	61,051	9.0	76,263	11,968	9.8
Recurring franchise management fee	776,410	93.4	616,430	91.0	698,096	109,546	90.2
Revenues from franchised-and- managed hotels	831,340	100.0	677,481	100.0	774,359	121,514	100.0

Revenues from recurring franchise management fee and others as a percentage of our revenues from franchised-and-managed hotels were 93.4% in 2019, 91.0% in 2020 and 90.2% in 2021.

•

Leased-and-operated Hotels. In 2019, 20120 and 2021, we generated revenues of RMB253.4 million, RMB227.1 million and RMB392.0 million (US$61.5 million) (including RMB74.9 million, RMB77.7 million and RMB74.7 million (US$11.7 million) sublease rental revenue for 2019, 2020 and 2021, respectively) from our leased-and-operated hotels, which accounted for 23.2%, 24.4% and 32.5% of our revenues for the respective years.

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

Our revenues generated from leased-and-operated hotels are significantly affected by the following:

●	the total number of leased-and-operated hotels in our hotel network;
●	the total number of leased-and-operated hotel rooms in our hotel network; and
●	RevPAR achieved by our leased-and-operated hotels, which represents the product of average daily rates and occupancy rates.

The growth of revenues generated from our leased-and-operated hotels depends significantly upon our ability to expand our hotel network into new locations in China and maintain competitive rates.

Operating Costs and Expenses. Our operating costs and expenses consist of hotel operating costs, selling and marketing expenses and general and administrative expenses.

The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the year indicated.

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Hotel operating costs:
Rental	79,597	7.3	118,295	12.7	235,568	36,966	19.5
Utilities	19,119	1.8	15,372	1.7	25,783	4,046	2.1
Personnel costs	38,277	3.5	46,942	5.0	82,114	12,885	6.8
Depreciation and amortization	34,727	3.2	53,850	5.8	80,576	12,644	6.7
Consumables, food and beverage	32,338	3.0	43,258	4.7	69,496	10,905	5.8
Costs of hotel managers of franchised-and-managed hotels	96,565	8.8	91,665	9.9	114,779	18,011	9.5
Other costs of franchised-and-managed hotels	29,193	2.7	22,986	2.5	26,124	4,099	2.2
Others	9,011	0.8	9,291	1.0	16,937	2,659	1.4
Total hotel operating costs	338,827	31.1	401,659	43.2	651,377	102,215	54.0
Selling and marketing expenses	84,970	7.8	75,347	8.1	66,922	10,502	5.5
General and administrative expenses	184,988	16.9	163,421	17.6	356,046	55,871	29.5
Other operating expenses	3,287	0.3	1,731	0.2	4,938	775	0.4
Total operating costs and expenses	612,072	56.1	642,158	69.0	1,079,283	169,363	89.5
●	Hotel operating costs. Our hotel operating costs consist of costs and expenses directly attributable to the operations of our franchised-and-managed and leased-and-operated hotels. Operating costs primarily include costs related to our leased and operated hotels, including rental payments and utility costs, compensation and benefits for our hotel based employees, costs of hotel room consumable products, such as bedding accessories, towel and sanitary amenities, depreciation and amortization of leasehold improvements and others including maintenance expenses, telecommunication expenses and public service charges, as well as costs related to our franchised-and-managed hotels, including (i) compensation and benefits for franchised-and-managed hotel general managers appointed and trained by us, the regional managers of the operating department and other headquarter personnel that serve the franchise and managed hotels, and (ii) related travel and telecommunication expenses.
●	Selling and marketing expenses. Our selling and marketing expenses consist primarily of commissions to travel intermediaries, expenses for marketing programs and materials, expenses in relation to our membership program, compensation and benefits for our sales and marketing personnel, and others including meals and travel expenses for our sales and marketing personnel.
●	General and administrative expenses. Our general and administrative expenses consist primarily of compensation and benefits, including share-based compensation, for our corporate and regional office employees and other employees who are not sales and marketing or hotel-based employees, costs of third-party professional services, travel and accommodation expenses, bad debt provision and other expenses which include bank charges and stamp duty.
A.	Results of Operations

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

	Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased-and-operated hotels	253,421	23.2	227,074	24.4	391,960	61,507	32.5
Franchised-and-managed hotels	831,340	76.1	677,481	72.9	774,359	121,514	64.2
others	7,032	0.7	25,455	2.7	39,827	6,250	3.3
Total revenues	1,091,793	100.0	930,010	100.0	1,206,146	189,271	100.0
Operating costs and expenses:
Hotel operating costs	(338,827)	(31.1)	(401,659)	(43.2)	(651,377)	(102,215)	(54.0)
Selling and marketing expenses	(84,970)	(7.8)	(75,347)	(8.1)	(66,922)	(10,502)	(5.5)
General and administrative expenses	(184,988)	(16.9)	(163,421)	(17.6)	(356,046)	(55,871)	(29.5)
Other operating expense	(3,287)	(0.3)	(1,731)	(0.2)	(4,938)	(775)	(0.4)
Total operating costs and expenses	(612,072)	(56.1)	(642,158)	(69.1)	(1,079,283)	(169,363)	(89.5)
Other operating income	24,832	2.3	31,399	3.4	27,060	4,246	2.2
Income from operations	504,553	46.2	319,251	34.3	153,923	24,154	12.8
Interest income and other, net	66,088	6.1	72,934	7.8	59,974	9,411	5.0
Interest expenses	(2,506)	(0.2)	(3,456)	(0.4)	(12,671)	(1,988)	(1.1)
Gains (losses) from investments in equity securities	55,254	5.1	(36,774)	(4.0)	9,138	1,434	0.8
Other income/expense, net	2,691	0.2	2,297	0.2	11,819	1,854	1.0
Income before income taxes	626,080	57.3	354,252	38.1	222,183	34,865	18.4
Income tax expense	(189,568)	(17.4)	(110,459)	(11.9)	(108,889)	(17,087)	(9.0)
Income before share of losses in equity investees	436,512	40.0	243,793	26.2	113,294	17,778	9.4
Share of losses (gains) in equity investees, net of tax	1,262	0.1	910	0.1	383	60	0.0
Net income	437,774	40.1	244,703	26.3	113,677	17,838	9.4
Net loss attributable to noncontrolling interests	4,944	0.5	16,641	1.8	3,761	591	0.3
Net income attributable to ordinary shareholders	442,718	40.5	261,344	28.1	117,438	18,429	9.7

The following tables present certain unaudited financial data and selected operating data as of and for the years ended December 31, 2019, 2020 and 2021:

	As of December 31,
	2019	2020	2021
Selected Operating Data:
Total hotels in operation	3,957	4,340	4,659
Franchised-and-managed hotels	3,923	4,300	4,593
Leased-and-operated hotels	34	40	66
Total hotel rooms in operation	290,026	315,335	337,153
Franchised-and-managed hotels	285,736	310,447	330,089
Leased-and-operated hotels	4,290	4,888	7,064
Number of cities	339	345	367

	Year Ended December 31,
	2019	2020	2021
Occupancy rate (as a percentage)
Total hotels in operation	80.9%	68.7%	71.1%
Franchised-and-managed hotels	81.1%	68.9%	63.4%
Leased-and-operated hotels	66.1%	57.8%	71.3%
Average daily rate (in RMB)
Total hotels in operation	170	152	164
Franchised-and-managed hotels	169	152	213
Leased-and-operated hotels	211	179	163
RevPAR (in RMB)
Total hotels in operation	137	105	116
Franchised-and-managed hotels	137	105	135
Leased-and-operated hotels	140	104	116
(1)	Based on the number of available rooms.

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for percentage)
Non-GAAP Financial Data
Adjusted EBITDA(1)	523,374	355,453	325,274	51,042
Adjusted EBITDA Margin(2)	47.9%	38.2%	27.0%	27.0%
(1)	We believe that Adjusted EBITDA, as we present it, is a useful financial metric to assess our operating and financial performance before the impact of investing and financing transactions, income taxes and certain non-core and non-recurring items in our financial statements.

In 2020 and prior years, Adjusted EBITDA (non-GAAP) was previously calculated as net income plus other operating expenses, income tax expense, share of losses in equity investees (net of tax), interest expense, share-based compensation, depreciation and amortization, losses on investments in equity securities, one-time fees and expenses, provision for bad debt and other expense net, but excludes other operating income, interest income and other, net, gains on investments in equity securities, share of gains in equity investees (net of tax) and other income net. In 2020, we revised our presentation and method of calculating Adjusted EBITDA (non-GAAP). Adjusted EBITDA (non-GAAP) is currently calculated as net income plus other operating expenses, income tax expense, interest expense, depreciation and amortization, losses from investment in equity securities, share of loss in equity investees (net of tax), but excludes other operating income, interest income and other net, gains from investment in equity securities, share of gain in equity investees (net of tax) and other income net. Our Adjusted EBITDA for the years ended December 31, 2019, 2020 and 2021 presented above have been retrospectively adjusted and prepared in accordance with this new calculation method.

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

A reconciliation of Adjusted EBITDA to net income, which is the most directly comparable U.S. GAAP measure, is provided below:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net income	437,774	244,703	113,677	17,838
Deduct:
Other operating income	24,832	31,399	27,060	4,246
Interest income and other, net	66,088	72,934	59,974	9,411
Gains from investments in equity securities	77,050	45,440	9,138	1,434
Share of gains in equity investees, net of tax	1,550	1,119	383	60
Other income (expense), net	2,691	2,297	11,819	1,855
Add:
Other operating expenses	3,287	1,731	4,938	775
Provision for franchisee loans receivable(1)	—	—	95,362	14,964
Income tax expense	189,568	110,459	108,889	17,087
Share of loss in equity investees, net of tax	288	209
Interest expense	2,506	3,456	12,671	1,988
Depreciation and amortization	40,366	65,870	98,111	15,396
Losses on investments in equity securities	21,796	82,214	—	—
Other expense, net	—	—	—	—
Adjusted EBITDA (Non-GAAP)	523,374	355,453	325,274	51,403

(1) Due to the impact of COVID-19, we have extended the repayment periods for certain loans to our franchisees, and out of an abundance of caution and prudence we have made provision for such loans receivable as bad debt in the total amount of RMB99.9 million for the year ended December 31, 2021. As such bad debt is non-recurring in nature, may yet be repaid in the future, we have added back such amount of provision for franchisee loans receivable in calculating our Adjusted EBITDA.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues. Our total revenues increased by 29.7 % from RMB930.0 million in 2020 to RMB1,206.1 million (US$189.3 million) in 2021. The increase was primarily due to newly opened L&O and F&M hotels. For the full year 2021, we have opened 722 new hotels and closed 403 hotels at the same time. The revenue per available room, or RevPAR, was RMB116 in the full year 2021, representing a 11.3% year-over-year increase.

Franchised-and-managed hotels. Revenues from our franchised-and-managed hotels increased by 14.3% from RMB677.5 million in 2020 to RMB774.4million (US$121.5 million) in 2021. The initial franchise fees increased by 24.9% year-over-year, mainly attributable to the gross opening of【693】F&M hotels and the closure of 【400】F&M hotels. The recurring franchise management fees increased from RMB616.4 million in 2020 to RMB698.1 million in 2021, primarily due to【10.7%】increase in RevPAR and the【6.8%】year-over-year increase in the number of F&M hotels, and was offset by the fee waiver to franchisees related to newly acquired hotels.

Leased-and-operated hotels. Revenues from our leased-and-operated hotels, including sublease rental revenues of RMB77.7 million and RMB74.7 million (US$ 11.7million) for 2020 and 2021, respectively, increased by 72.6% from RMB227.1 million in 2020 to RMB392.0 million (US$61.5 million) in 2021. The increase was primarily due to 30.4% year-over-year increase in L&O hotels' RevPAR and revenues from the 29 L&O hotels opened since the beginning of 2021, and partially offset by the closure of 3 L&O hotels over the same period.

Hotel operating costs. Our hotel operating costs increased by 62.2% from RMB401.7 million in 2020 to RMB651.4 million (US$102.2 million) in 2021, The increase was mainly attributable to higher rents, higher utilities and consumables, higher staff headcount and compensation expenses, higher depreciation and amortization, and higher ramp up costs. In 2021, there were 29 L&O hotels opened since the beginning of 2021, and three L&O hotels closed over the same period, which accounted for the main increase in hotel operating costs. Excluding L&O hotel operating costs, costs related to F&M hotels and others increased 22.9%.

Selling and marketing expenses. Our selling and marketing expenses decreased by 11.2% from RMB 75.3 million in 2020 to RMB 66.9 million (US$10.5 million) in 2021, The decrease was mainly attributable to lower advertising expenses. Our selling and marketing expenses decreased as a percentage of our revenues from 8.1% in 2020 to 5.5% in 2021.

General and administrative expenses. Our general and administrative expenses increased by 117.9% from RMB163.4 million in 2020 to RMB 356.0 million US$55.9 million) in 2021, the increase was primarily attributable to the opening of 29 L&O hotels since the beginning of 2021,the impact of provision for bad debts incurred during 2021, and the increased one-time consulting fees for capital market advice.

Other operating expense. Our other operating expense increased by 185.3% from RMB1.7 million in 2020 to RMB4.9million (US$0.8 million) in 2021, primarily due to one-off loss from the disposal of property and equipment and compensation to lessor due to early termination.

Other operating income. Our other operating income decreased by 13.8% from RMB31.4 million in 2020 to RMB27.1 million (US$4.2 million) in 2021, primarily due to the decrease of financial subsidies from RMB20.1 million in 2020 to RMB17.0 million in 2021.

Income from operations. As a result of the foregoing, our income from operations decreased by 51.8% from RMB319.3 million in 2020 to RMB153.9 million (US$24.2 million) in 2021. As a percentage of our revenues, our income from operations decreased from 34.3% in 2020 to 12.8% in 2021.

Interest income and other, net. Our net interest income decreased by 17.8% from RMB72.9 million in 2020 to RMB60.0 million (US$9.4 million) in 2021, primarily due to primarily due to a decrease in interest income from average aggregate balances of cash and cash equivalents, restricted cash, short-term investment and time deposits in 2021.

Gains (losses) from investments in equity securities. Our gains (losses) from investments in equity securities increased from negative RMB36.8 million in 2020, including mark-to-market losses of RMB40.8 million, commission for stock purchase of RMB0.7 million, to profit RMB9.1 (US$1.4 million) in 2021, including mark-to-market profit of RMB 6.4 million, commission for stock purchase of RMB 0.3 million. The balance of our investments in equity securities decreased from RMB242.4 million as of December 31, 2020 to RMB158 million (US$24.8 million) as of December 31, 2021. Aside from these A-share securities, we also hold 41,336,000 shares of Gingko, which we acquired during its initial public offering on the Hong Kong Stock Exchange in 2019, and 33,652,000 shares of Sunkwan Properties, in which we invested as a cornerstone investor in its initial public offering on the Hong Kong Stock Exchange in 2020. Any realized or unrealized gains or losses resulting from the fluctuations of the market value of these securities will be recognized in earnings in the period which they occur.

Income tax expense. Our income tax expenses decreased by 1.4% from RMB110.5 million in 2020 to RMB108.9 million (US$17.1 million) in 2021, primarily due to the decrease of income from operations. The effective tax rate slightly increased from 31% in 2020 to 49% in 2021 due to the tax on bad debts provisions and share repurchase plans.

Share of (losses) gains in equity investee, net of tax. The gains in 2020 mainly consist of RMB0.9 million from Zhilong. We recognized gains of RMB0.4 million (US$0.06 million) in 2021, mainly attribute to to the gains from Zhilong and losses from Yueyuanbaili.

Net loss attributable to non-controlling interests. The loss in 2021 mainly consist of RMB3.76 million attributable to GHG’s minority shareholders.

Net income attributable to our ordinary shareholders. As a result of the foregoing, our net income attributable to our ordinary shareholders decreased by 55.1% from RMB261.3 million in 2020 to RMB117.4million (US$18.4 million) in 2021. Our net margin, defined as our net income attributable to our ordinary shareholders as a percentage of our revenues, decreased from 28.1% in 2020 to 9.7% in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues. Our total revenues decreased by 14.8% from RMB1,091.8 million in 2019 to RMB930.0 million in 2020. The decrease was primarily due to the impact of COVID-19. For the full year 2020, we have opened 538 new hotels and closed 155 hotels at the same time. The revenue per available room, or RevPAR, was RMB105 in the full year 2020,

Franchised-and-managed hotels. Revenues from our franchised-and-managed hotels decreased by 18.5% from RMB831.3 million in 2019 to RMB677.5 million in 2020. The initial franchise fees increased by 11.1% year-over-year, mainly attributable to the gross opening of 528 F&M hotels and contribution from historical amortization under ASC606, which was adopted since the first quarter of 2019. The recurring franchise management fees decreased from RMB776.4 million in 2019 to RMB616.4 million in 2020, primarily due to RevPAR decrease resulted from impact of COVID-19, as well as the temporary reduction of franchise management fees and CRS usage fees to support our franchisees during COVID-19.

Leased-and-operated hotels. Revenues from our leased-and-operated hotels, including sublease rental revenues of RMB74.9 million and RMB77.7 million for 2019 and 2020, respectively, decreased by 10.4% from RMB253.4 million in 2019 to RMB227.1 million in 2020. The decrease was primarily due to RevPAR decrease, temporary closure of certain hotels, and partial reduction and extension of sublease income recognition, and partially offset by the revenue contribution from 6 net newly opened L&O hotels.

Hotel operating costs. Our hotel operating costs increased by 18.5% from RMB338.8 million in 2019 to RMB401.7 million in 2020, The increase was mainly attributable to higher rents, higher depreciation and amortization, the consolidation of operation costs of Argyle and Urban, which was acquired in April and November, 2019. In 2020, there were 10 L&O hotels newly opened, which accounted for the main increase in hotel operating costs. Excluding L&O hotel operating costs, costs related to F&M hotels and others decreased 9.5%.

Selling and marketing expenses. Our selling and marketing expenses decreased by 11.3% from RMB 85.0 million in 2019 to RMB 75.3 million in 2020, The decrease was mainly attributable to decreases in cost incurred during the first half of the year for travelling and meals, because of measures taken to control the spread of COVID-19, including the lock-down of certain cities, business closures, and restrictions on travel. The decrease was also due to the impact of a one-time expense for the Annual Conference for Celebrating the First Anniversary of our Listing on NYSE in 2019, and partially offset by the increasing fees incurred during the second half of the year, along with cooperation with Internet social platforms. Our selling and marketing expenses increased as a percentage of our revenues from 7.8% in 2019 to 8.1% in 2020.

General and administrative expenses. Our general and administrative expenses decreased by 11.7% from RMB185.0 million in 2019 to RMB163.4 million in 2020, the decrease was primarily attributable to the impact of a one-time provision for bad debts incurred during 2019, partially offset by higher depreciation and amortization for our property and equipment, increased investment in Research and Development, higher consulting fees, and the consolidation of expenses from Argyle and Urban.

Other operating expense. Our other operating expense decreased by 47.3% from RMB3.3 million in 2019 to RMB1.7 million in 2020, primarily due to a donation of $1 million and one-time loss of the transformation from one leased-and-operated hotel to franchise hotel in 2019.

Other operating income. Our other operating income increased by 26.4% from RMB24.8 million in 2019 to RMB31.4 million in 2020, primarily due to the increase of financial subsidies from RMB9.9 million in 2019 to RMB20.1 million in 2020.

Income from operations. As a result of the foregoing, our income from operations decreased by 36.7% from RMB504.6 million in 2019 to RMB319.3 million in 2020. As a percentage of our revenues, our income from operations decreased from 46.2% in 2019 to 34.3% in 2020.

Interest income and other, net. Our net interest income increased by 10.4% from RMB66.1 million in 2019 to RMB72.9 million in 2020, primarily due to an increase in interest income from average aggregate balances of cash and cash equivalents, restricted cash, short-term investment and time deposits in 2020.

Gains (losses) from investments in equity securities. Our gains (losses) from investments in equity securities decreased from RMB55.3 million in 2019, including gains from disposal of investments in equity securities of RMB70.4 million and mark-to-market losses of RMB15.1 million., to negative RMB36.8 in 2020, including mark-to-market losses of RMB40.8 million, commission for stock purchase of RMB0.7 million, and offset by dividends of equity securities of RMB4.7 million. The balance of our investments in equity securities increased from RMB207.0 million as of December 31, 2019 to RMB242.4 million as of December 31, 2020. Aside from these A-share securities, we also hold 41,336,000 shares of Gingko, which we acquired during its initial public offering on the Hong Kong Stock Exchange in 2019, and 33,652,000 shares of Sunkwan Properties, in which we invested as a cornerstone investor in its initial public offering on the Hong Kong Stock Exchange in 2020. Any realized or unrealized gains or losses resulting from the fluctuations of the market value of these securities will be recognized in earnings in the period which they occur.

Income tax expense. Our income tax expenses decreased by 41.7% from RMB189.6 million in 2019 to RMB110.5 million in 2020, primarily due to the decrease of income from operations in 2020. The effective tax rate slightly increased from 30% in 2019 to 31% in 2020 due to the combination effect of the tax rate of 25% applied for certain subsidiaries that was in the process of renewal of HNTE qualification and decrease in accrual of deferred tax liabilities for expected distributions from our subsidiaries incorporated in the PRC of their 2020 earnings in the form of dividend.

Share of (losses) gains in equity investee, net of tax. The gains in 2019 mainly consist of RMB1.3 million from Steigenberger Hotels AG. We recognized gains of RMB0.9 million in 2020, mainly attribute to the gains from Zhilong.

Net loss attributable to non-controlling interests. The loss in 2020 mainly consist of RMB16.6 million attributable to Argyle’s minority shareholders.

Net income attributable to our ordinary shareholders. As a result of the foregoing, our net income attributable to our ordinary shareholders decreased by 41.0% from RMB442.7 million in 2019 to RMB261.3 million in 2020. Our net margin, defined as our net income attributable to our ordinary shareholders as a percentage of our revenues, decreased from 40.5% in 2019 to 28.1% in 2020.

B.Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities. Our cash and cash equivalents and restricted cash balance as of December 31, 2021 was RMB320.60 million (US$50.31 million). Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired.

We have been able to meet our working capital and capital expenditure needs, and we believe that we will be able to meet our working capital needs in at least the next twelve months with our operating cash flow and existing cash and cash equivalents. The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	513,940	295,257	360,975	56,645
Net cash used in investing activities	(1,219,956)	(111,553)	(928,388)	(145,684)
Net cash (used in) provided by financing activities	(212,232)	115,528	255,628	40,114
Effect of exchange rate changes on cash and cash equivalents	(6,918)	(7,664)	(1,344)	(211)
Net increase (decrease) in cash and cash equivalents	(925,166)	291,568	(313,129)	(49,137)
Cash and cash equivalents and restricted cash at the beginning of the year	1,267,326	342,160	633,728	99,446
Cash and cash equivalents and restricted cash at the end of the year	342,160	633,728	320,599	50,309
*

Upon the adoption of ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, restricted cash was included within cash and cash equivalents in the consolidated statement of cash flows for the year ended December 31, 2019 and the comparative disclosure of the year ended December 31, 2017 and 2018 had been restated to conform to the current year presentation.

Operating Activities

Net cash provided by operating activities was RMB361million (US$56.6 million) in 2021, compared to RMB295.3 million in 2020 and RMB513.9 million in 2019.

Net cash provided by operating activities in 2021 was RMB361 million, which was primarily attributable to our net income of RMB113.7 million, adjusted to deduct interest income of RMB3.7 million , and to add back (i) non-cash depreciation and amortization of RMB98.1 million, (ii) losses from investments in equity securities of RMB9.1 million, and (iii) bad debt expense of RMB132.6 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) a decrease in our deferred revenue of RMB53.6 million mainly attributable to a decrease in our membership fees received and initial franchisee fees received, (ii) an increase in our accounts receivable of RMB22.3million mainly attributable to a decrease in bad debt provision due to the recovery from COVID 19 and improved operating performance, (iii) an increase in other assets of RMB49.2 million, (iv) an increase in other current assets of RMB60.3 million,(v) an increase in income tax payable of RMB16.6 million , as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) an increase in our unrecognized tax benefits of RMB38.1 million, (ii) an increase in accrued expenses and other current liabilities of RMB71.5 million, (iii) an increase in salary and welfare payable of RMB8.6 million.

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

Investing Activities

Net cash used in investing activities was RMB928.4 million (US$145.7 million) in 2021, compared to RMB111.6 million in 2020 and net cash provided by investing activities of RMB1,220.0 million in 2019.

Net cash used in investing activities in 2021 was RMB928.4 million, primarily attributable to (i) purchase of short-term investments of RMB378.2 million, (ii) loan to franchisee net of RMB290.0 million, (iii) purchases of property and equipment of RMB341.7 million, (iv) purchase of investments in equity securities of RMB8.9million, including the strategic and financial investment in Sunkwan Properties, (v) increase of long-term time deposits of RMB130.0 million, (vi) acquisitions, net of cash received of RMB 147.6 million, (vii) advances for purchases of property and equipment of RMB 219.3 million, (viii) advances for acquisitions of RMB 39.5 million, (x)loan to related parties net of RMB296.7 million, partially offset by (i) proceeds from short-term investments of RMB536.4 million, (ii) repayment of advances for acquisitions of RMB12.2 million, (iii) repayment from advances for purchases of property and equipment of RMB22.4 million, (iv) proceeds from disposal of equity securities of RMB 284 million. (v) proceeds from sales of long-term time deposits of RMB50 million,(vi) repayment of loan from third parties of RMB18.2 million.

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

Net cash used in investing activities in 2019 was RMB1,220.0 million, primarily attributable to (i) purchase of short-term investments of RMB823.2 million, (ii) increase of long-term time deposits of RMB500.0 million, (iii) payment for acquisitions of RMB363.9 million, (iv) purchase of investments in equity securities of RMB328.2 million, including the investment of Gingko and New Century, (v) purchases of property and equipment of RMB213.3 million (vi) loan to related parties net of RMB175.9 million, loan to franchisee net of RMB135.4 million, loan to third parties net of RMB10.3 million, partially offset by (i) proceeds from short-term investments of RMB1,107.1 million and (ii) proceeds from disposal of equity securities of RMB222.0 million.

Financing Activities

Net cash provided by financing activities was RMB255.6 million (US$40.1 million) in 2021, compared to net cash provided by financing activities of RMB115.5 million in 2020 and net cash used in financing activities of RMB212.2 million in 2019.

Net cash provided by financing activities in 2021 was RMB255.6 million, primarily attributable to (i) proceeds from bank borrowings net of RMB558.0 million, (ii) proceeds from NCI of RMB17.9 million and (iii) Distribution to the shareholders of RMB320.3 millions.

Net cash provided by financing activities in 2020 was RMB115.5 million, primarily attributable to (i) proceeds from short-term borrowings of RMB90.0 million and (ii) proceeds from NCI of RMB27.5 million.

Net cash used in financing activities in 2019 was RMB212.2 million, primarily attributable to proceeds from NCI of RMB14.7 million and offset by a distribution to our shareholders of RMB227.0 million.

Statutory Reserves

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of December 31, 2019, 2020 and 2021, total statutory reserves of our PRC subsidiaries was RMB63.0 million, RMB70.0 million and RMB77.5 million (US$[12.2] million). These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer their net assets to the company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB509.4 million, RMB777.7 million and RMB936.8 million (US$147.0 million) as of December 31, 2019, 2020 and 2021, respectively.

Treasury Policy

As a result of practical difficulties in remitting cash by our PRC subsidiaries outside of China, we have established a treasury policy to better utilize our financial resources and manage our cash that we generate from our operations in China. Under this policy, when our internal cash flow and liquidity forecast indicate that we have sufficient capital resources for our operating activities and our capital expenditure, we make liquid investments with a portion of our excess cash to achieve a better return on our assets than generating interest on bank deposits.

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

As of December 31, 2019, 2020 and 2021, we had short-term investments of RMB437.3 million, RMB302.0 million and RMB557.5 million (US$87.5 million) and investments in equity securities of RMB207.0 million, RMB242.4 million and RMB158.0 million (US$24.8 million). We recorded losses from disposal of the short-term investments and investments in equity securities gains of nil and RMB70.4 million, respectively, in 2019, gains of nil and RMB2.3 million, respectively, in 2020, and gains of nil and RMB13.6 million (US$2.1 million, respectively, in 2021. Mark-to-market losses from these equity securities we recorded amounted to RMB29.8 million, RMB29.6 million and RMB8.7 million (US$1.4 million) in 2019, 2020 and 2021, respectively.

In January 2019, we declared a cash dividend of US$30.6 million, US$0.30 per ordinary share, or US$0.30 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on February 6, 2019 were entitled to such cash dividend, and we paid such dividend in full in February 2019. In December 2019, we declared a cash dividend of US$25.5 million, US$0.25 per ordinary share, or US$0.25 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 24, 2019 were entitled to such cash dividend, and we paid such dividend in full in January 2020. In December 2021, we declared a cash dividend of US$0.55 per ordinary share, or US$0.55 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 31, 2021 were entitled to such cash dividend, and we paid such dividend in full in January 2022.

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

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2021. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

E.	Critical Accounting Estimates

Critical Accounting Policies and Significant Judgements and Estimates

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

Membership fees from our membership program are earned and recognized on a straight-line basis over the expected membership duration of the different membership levels. Such duration is estimated based on our experience and is adjusted on a periodic basis to reflect changes in membership retention. The membership duration is estimated to be three to five years depending on membership level.

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

Investments in entities in which we have significant influence but do not own a majority equity interest or otherwise control are accounted for using equity-method investments in accordance with ASC 323-10, Investments — Equity Method and Joint Ventures: Overall. The share of earnings or losses of such investees are recorded in earnings. We record impairment losses on these investments when the impairment is deemed other-than-temporary.

Investments in equity securities that have readily determinable fair values (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value, with unrealized gains and losses from fair value changes recognized in net income in the consolidated statements of comprehensive income.

For investments in equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, we elected to use the measurement alternative to measure those investments at cost, less impairment, plus or minus changes from observable price changes in orderly transactions for the identical or similar investments of the same issuer, if any. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the amount by which the carrying value exceeds the fair value of the investment. Prior to the adoption of ASU 2016-01 Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities on January 1, 2019, these investments were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment.

The available-for-sale debt investment is convertible debt instruments issued by a private company that is redeemable at the Company’s option, which are measured at fair value, with interest income recognized in net income in the consolidated statements of comprehensive income and all other changes in the carrying amount of these debt investments are recognized in other comprehensive income. An impairment loss on the available-for-sale debt investments, if any, is recognized in earnings when the decline in value is determined to be other-than-temporary.

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

Share-based compensation

Share based awards granted to employees are accounted for under ASC 718, “Compensation — Stock Compensation”, which requires that such equity awards granted to employees be measured based on the grant date fair value and recognized as compensation expense a) immediately at grant date if no vesting conditions are required; or b) using accelerated method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

Litigation and contingencies

From time to time are, and in the future, we may be, parties to or targets of lawsuits, claims, investigations, and proceedings, including but not limited to non-compliance with respect to licenses and permits, franchise agreements and lease contracts, which are handled and defended in the ordinary course of business. We may be unable to estimate the reasonably possible loss or a range of reasonably possible losses until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, or the progress of settlement negotiations. We accrue a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When we are not able to reasonably estimate a single amount within a range, we accrue the minimum amount. We expense legal costs, including those expected to be incurred in connection with a loss contingency, as incurred.

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

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. Our goodwill as of December 31, 2020 and 2021 was related to our acquisition of subsidiaries and business. We follow ASC subtopic 350-20, Intangibles-Goodwill and Other: Goodwill. Goodwill and business acquired in a business combination are not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

In accordance with ASC 350-20, we have assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. We have determined that we have one reporting unit, which is also our only reportable segment.

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

In 2020, we elected to choose to bypass the qualitative assessment and proceed directly to perform a quantitative test. In 2019 and 2021, we performed a qualitative assessment for its operating unit.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our current directors, executive officers and senior management.

Name	Age	Position/Title
Alex S. Xu ()	58	Chairman and chief executive officer
Gregory James Karns	66	Director, general counsel
Yanjie (Catherine) Zhu	39	Independent director
Bingwu Xie ()	52	Independent director
Dong Li ()	46	Independent director
Yiping Yang ()	39	Chief financial officer
Wen Qi ()	44	Vice president, human resources and administration
Yong Yang ()	43	Vice president, development

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

Ms. Yanjie (Catherine) Zhu ( ) has served as an independent director of our company since December 2021. Ms. Zhu has served as the finance director of Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”) since November 2020. Prior to joining Baozun, she served as the finance director for Cue & Co., Group Ltd. and then IBR between April 2018 and October 2020. From September 2016 to February 2018, Ms. Zhu worked as a finance controller with Xperience Communications (Shanghai) Co., Ltd. Between March 2013 and September 2016, she worked as a finance manager first with Lend Lease Project Management & Construction (Shanghai) Co., Ltd., and then with Porsche Centre Shanghai Waigaoqiao Limited. Prior to that, Ms. Zhu worked as an audit manager with KPMG in its Shanghai office from August 2005 to February 2013. Ms. Zhu received a bachelor’s degree in business administration from Shanghai International Studies University in July 2005. Ms. Zhu is a member of the Chinese Institute of Certified Public Accountants and the Institute of Internal Auditors.

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

Mr. Dong Li () has served as an independent director of our company since March 2018. Mr. Li has served as the chief financial officer of Tim Hortons China, a premium coffee chain network in China since September 2021. Mr. Li also served as an independent director of Boqii Holding Ltd (China’s leading pet-focused platform listed on the NYSE, ticker symbol: BQ) since September 2020, and as an independent non-executive director of Helens International Holdings Company Limited (China’s largest bar chain network listed on the Hong Kong Stock Exchange, ticker symbol: 09869) since August 2021. Prior to joining Tim Hortons China, Mr. Li served as the chief financial officer for several companies, including Ximalaya Inc., one of China’s largest online audio platforms from September 2019 to September 2021; OneSmart International Education Group Limited, a diversified premium K-12 education company in China listed on the New York Stock Exchange (ticker symbol: ONE) from July 2017 to June 2019; Pegasus Media Group Limited, a company focuses on movie and TV show production, investment, licensing, marketing and derivatives from April 2016 to April 2017; and Ecovacs Robotics Holdings Limited, a consumer robotics company in China listed on the Shanghai Stock Exchange (ticker symbol: 603486) from March 2015 to February 2016. From September 2008 to February 2015, Mr. Li worked as an associate and later vice president in investment banking at Bank of America Merrill Lynch and ICBC International in Hong Kong. Prior to that, Mr. Li worked in KPMG’s auditing practice group from August 1999 to

April 2006 in its Beijing and Silicon Valley offices, respectively. Mr. Li received a bachelor’s degree in accounting from School of Economics and Management, Tsinghua University in July 1999, as well as a master’s degree in business administration in finance from Kellogg School of Management, Northwestern University in June 2008. Mr. Li is a member of the Chinese Institute of Certified Public Accountants and the Certified General Accountants Association of Canada.

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

For the year ended December 31, 2021, we paid an aggregate of approximately US$0.50 million in cash to our executive officers and directors.

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

	Number of
	shares underlying	Exercise price
Name	options granted	(US$ per share)		Grant date	Expiration date
Alex S. Xu	*	14.00	(1)	January 15, 2018	January 15, 2024
Gregory James Karns	*	14.00	(1)	January 15, 2018	January 15, 2024
		12.00	(2)	January 15, 2018	January 15, 2024
Yanjie (Catherine) Zhu	*	14.00	(1)	December 31,2021	December 31,2027
Bingwu Xie	*	14.00	(1)	January 15, 2018	January 15, 2024
Dong Li	*	14.00	(1)	March 13,2018	March 13,2024
Yiping Yang	*	12.00		January 15, 2018	January 15, 2024
Wen Qi	*	12.00		January 15, 2018	January 15, 2024
Yong Yang	*	12.00		January 15, 2018	January 15, 2024
*	Less than 1% of our total shares outstanding.
(1)	Equals to the public offering price. For services as directors of our Company.
(2)	For services as general counsel of our Company.
C	Board Practices

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

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Bingwu Xie, Yanjie (Catherine) Zhu and Dong Li. Bingwu Xie is the chairman of our audit committee. Dong Li satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Bingwu Xie, Yanjie (Catherine) Zhu and Dong Li satisfies the requirements for an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock

Exchange, or the NYSE, and to meet the criteria for independence set forth in Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee consists solely of independent directors.

The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our audit committee is responsible for, among other things:

●	selecting, and evaluating the qualifications, performance and independence of, the independent auditor;
●	pre-approving or, as permitted, approving auditing and non-auditing services permitted to be performed by the independent auditor;
●	considering the adequacy of our internal accounting controls and audit procedures;
●	reviewing with the independent auditor any audit problems or difficulties and management’s response;
●	reviewing and approving related party transactions between us and our directors, senior management and other persons specified in Item 6B of Form 20-F;
●	reviewing and discussing the quarterly financial statements and annual audited financial statements with management and the independent auditor;
●	establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;
●	meeting separately, periodically, with management, internal auditors and the independent auditor; and
●	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Gregory James Karns, Alex S. Xu and Bingwu Xie. Gregory James Karns is the chairman of our compensation committee. Bingwu Xie satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Corporate Governance Rules.

Our compensation committee will be responsible for, among other things:

●	reviewing, evaluating and, if necessary, revising our overall compensation policies;
●	reviewing and evaluating the performance of our directors and executive officers and determining the compensation of our directors and executive officers;
●	reviewing and approving our executive officers’ employment agreements with us;
●	determining performance targets for our executive officers with respect to our incentive compensation plan and share incentive plan;
●	administering our share incentive plan in accordance with the terms thereof; and
●	carrying out such other matters that are specifically delegated to the compensation committee by our board of directors from time to time.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Alex S. Xu, Yanjie (Catherine) Zhu and Gregory James Karns. Alex S. Xu is the chairman of our nominating and corporate governance committee. Yanjie (Catherine) Zhu satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Corporate Governance Rules.

Our nominating and corporate governance committee will be responsible for, among other things:

●	selecting the board nominees for election by the shareholders or appointment by the board;
●	periodically reviewing with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in corporate governance law and practices as well as our compliance with applicable laws and regulations, and making recommendations to the board on corporate governance matters.

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

D.	Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share Ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of December 31, 2021 by:

●	each of our directors and executive officers;
●	our directors and executive officers as a group; and
●	GTI, which is the only shareholder known to us to own beneficially 5.0% or more of our shares.

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

The calculations in the table below are based on (i) 68,286,954 Class A ordinary shares and (ii) 34,762,909 Class B ordinary shares outstanding as of December 31, 2021.

	Beneficially Owned		Percentage of
	Ordinary Shares		Votes Held
	Number	%	%
Directors and Executive Officers:
Alex S. Xu(1)	91,352,209	(88.7)	(93.2)
Gregory James Karns	—	—	—
Yanjie (Catherine) Zhu	—	—	—
Bingwu Xie	—	—	—
Dong Li	—	—	—
Yiping Yang	—	—	—
Wen Qi	—	—	—
Yong Yang	—	—	—
All directors and executive officers as a group	91,352,209	(88.7)	(93.2)
Principal Shareholders:
GreenTree Inns Hotel Management Group, Inc.(2)(3)(4)	91,352,209	(88.7)	(93.2)
Allspring Global Investments Holdings, LLC(5)	5,856,846	(5.7)	(3.4)

Notes:

(1)	Represents (i) 56,589,300 Class A ordinary shares and (ii) 34,762,909 Class B ordinary shares held by GTI. Mr. Alex S. Xu is considered to beneficially own all the shares held by GTI by virtue of (i) his director position on GTI’s 3-member board of director; and (ii) his 83.9% voting power in GTI. As a result, Mr. Alex S. Xu has the power to (i) vote, or to direct the voting of, and (ii) dispose, or to direct the disposition of, all the shares held by GTI.
(2)	as of December 31, 2021. As of the date of this annual report, all pledge ordinary shares has been released.

(3)	GTI’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three (3) votes per share. Currently, GTI has 33,414,026 Class A ordinary shares and 57,938,182 Class B ordinary shares issued and outstanding.
(4)	Mr. Alex S. Xu, directly or indirectly through entities controlled by him, holds 57,938,182 Class B ordinary shares of GTI, including (a) 36,340,682 Class B ordinary shares of GTI held by Mr. Xu’s family trust, for which Mr. Xu and his wife are settlors and trustees and accordingly, Mr. Xu has voting and dispositive control, (b) 17,047,500 Class B ordinary shares of GTI held by GreenTree Hotel Management, Inc., a company incorporated in Samoa and to which Mr. Xu is the sole shareholder and exercises sole voting and dispositive control, and (c) 4,550,000 Class B ordinary shares of GTI held by Keystone Pacific, LLC, a California limited liability company whose sole members are Mr. Xu, individually, and Mr. Xu’s family trust, and accordingly to which Mr. Xu exercises voting and dispositive control, which in the aggregate result in Mr. Xu’s 83.9% voting power in GTI. Mr. Kent Chien Te Wu directly or indirectly through entities controlled by him, holds 10,266,667 Class A ordinary shares of GTI, including (a) 9,666,667 Class A ordinary shares of GTI through Wu Green Tree Limited Partnership, a California limited partnership (“Wu Green Tree”), and (b) 600,000 Class A ordinary shares of GTI individually. The business office of Mr. Wu and Wu Green Tree is 260 Newport Center Drive, Newport Beach, CA 92660. The voting and dispositive power over the Class A ordinary shares of GTI held by Wu Green Tree are controlled by the two general partners of Wu Green Tree, Kent Chien Te Wu, and Maggie Tzu Chiang Wu, his wife, and accordingly Mr. Wu has the power to (i) vote, or direct the voting of, and (ii) dispose, or direct the disposition of, all GTI shares held by Wu Green Tree. Other than Mr. Xu and Mr. Wu, no other shareholder is known to us to own beneficially 5.0% or more of the shares of GTI.
(5)	The number of ordinary shares beneficially owned is as of December 31, 2021, as reported in a Schedule 13G filed on January 19, 2022 by Allspring Global Investments Holdings, LLC, a Delaware limited liability company (“AGIH”), and consists of 5,856,846 Class A ordinary shares. The principal business office of AGIH is 525 Market St, 10th Fl, San Francisco, CA 94105.

To our knowledge, as of December 31, 2021, 11,697,654 Class A ordinary shares or 11.3% of our outstanding ordinary shares were held by record holders in the United States, including Deutsche Bank Trust Company Americas, the depositary bank for our ADR program. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

GTI acquired its shares in offerings that were exempted from registration under the Securities Act of 1933, as amended, or the Securities Act, because such offerings involved either private placements or offshore sales to non-U.S. persons.

We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

ITEM 7.MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

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

In 2021, we made a bridge loan to GTI together with Aotao and Da Niang Group for the renewal of the aforementioned merger and acquisition loan in 2016 at the request of the lending banks. The outstanding amount of the loan as of December 31, 2021 was RMB 206.3 million with an interest rate of 4.35% per annum.

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

In 2021, we made a bridge loan of RMB 186 million (US$29.2 million) to Aotao, for the renewal of a loan in the catering sector with an interest rate of 4.35% per annum.The outstanding amount of the loan as of December 31, 2021 was RMB 65.1 million (US$10.2 million) . In 2021, Aotao provided advertising promotion services to us in the aggregate amount of RMB6.5 million (US$1.0 million).

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

In 2021, we made a bridge loan of RMB39.8 million (US$6.2 million) to Da Niang Group, for the renewal of a loan with an interest rate of 4.35% per annum. The outstanding loan was settled in December 2021. In 2021, sublease revenue generated from Da Niang Group was RMB27 thousand (US$4.2 thousand). We also purchased services from Da Niang Group in the amount of RMB221 thousand (US$34.7 thousand) in 2021.

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

In 2021, sublease revenue generated from JYHM was RMB261 thousand (US$ 41 thousand). We also purchased service from JYHM of RMB668 thousand (US$0.1 million) in 2021.

Transactions with Napa Infinity Winery (Shanghai) Inc.

Napa Infinity Winery (Shanghai) Inc., or Napa, is a wine distributor controlled by the brother of Mr. Alex S. Xu. We made advances to Napa for working capital purposes from time to time. In 2019, we made purchases of wine with Napa in the aggregate amount of RMB3.6 million, which was settled by offering the advances we made to Napa. In 2019, we also generated service revenue from Napa of RMB2.4 million by offering design service and promotion service on the 168 mall from the Group. In 2020, we purchased wine from Napa in the aggregate amount of RMB2.1 million (US$0.3 million). In 2021, we purchased wine from Napa in the aggregate amount of RMB2.5 million (US$0.4 million).

Transactions with Yibon

Amount due to Yibon of RMB3.2 million comprised of receipts on behalf of Yibon which were unsecured, interest free, and repayable upon demand. We also generated franchise revenue from Yibon of RMB681 thousand in 2019. We generated franchise revenue from Yibon of RMB852 thousand (US$0.13 million) in 2020. In 2021, we generated franchise revenue from Yibon of RMB 1.3 million (US$0.2 million).

Transactions with Beifu Hong Kong Industrial Co.,

Beifu Hong Kong Industrial Co., or Beifu HK, is a catering management company controlled by GTI. In 2021, we made a bridge loan of RMB 169.5 million (US$26.6 million) to Beifu HK, for the renewal of a loan in the catering sector with an interest rate of 4.35% per annum. The outstanding amount of the loan as of December 31, 2021 was RMB 26.2 million with an interest rate of 4.35% per annum.

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

Transactions with Tianjin GreenTree Tianbao Hotel Management Co., Ltd.

We own 50% of equity interest in Tianjin GreenTree Tianbao Hotel Management Co., Ltd., or Tianbao, one of our franchisees. In 2017, 2018 and 2019, we generated franchise fee revenue from Tianbao of RMB0.4 million, RMB0.4 million and nil, respectively. When guests book hotel rooms through our central reservation system and opt for prepay for the stay, we collect the payment first and settle with our franchisees on a monthly basis. The RMB64.6 thousand and nil as of December 31, 2018 and 2019, respectively, represents the prepaid payment we collected for and to be settled with Tianbao. We liquidated our equity interest in Tianbao in August 2019.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please refer to Item 19 for a list of our annual consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy and Distributions

In January 2019, we declared a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on February 6, 2019 were entitled to such cash dividend, and we paid such dividend in full in February 2019. In December 2019, we declared a cash dividend of US$0.25 per ordinary share, or US$0.25 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 24, 2019 were entitled to such cash dividend, and we paid such dividend in full in January 2020. In December 2021, we declared a cash dividend of US$0.55 per ordinary share, or US$0.55 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 31, 2021 were entitled to such cash dividend, and we paid such dividend in full in January 2022.

We intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors has discretion as to whether to distribute any future dividends, subject to certain requirements of Cayman Islands law. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our ADSs — We may not pay further dividends to our public shareholders in the foreseeable future, so you should rely on price appreciation of our ADSs for return on your investment.”

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

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.THE OFFER AND LISTING

A.	Offer and Listing Details

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

ITEM 10.ADDITIONAL INFORMATION

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

In the past three fiscal years, we have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

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

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises.” The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management body”. STA issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or Circular 82, on April 22, 2009. According to STA Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (a) the primary location of the day-to-day operational management is in China; (b) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (d) 50% or more of voting board members or senior executives habitually reside in China. In addition, the STA issued the Administrative Measures on Income Taxes of Chinese-controlled Offshore Incorporated Resident Enterprises (Trial Implementation), or Tax Trial Measures, on July 27, 2011, and effective on September 1, 2011 and amended in 2015, providing more guidance on the implementation of Circular 82. Both Circular 82 and the Tax Trial Measures apply only to offshore enterprises controlled by PRC enterprises or PRC enterprise groups and are not applicable to our case. But determining criteria set forth in Circular 82 and the Tax

Trial Measures may reflect the STA’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals. As such, it is still unclear if the PRC tax authorities would determine that, notwithstanding our status as the Cayman Islands holding company of our operating business in China, we should be classified as a PRC “resident enterprise.”

While we do not currently consider our company or any of our overseas subsidiaries to be a China resident enterprise, there is a risk that the PRC tax authorities may deem our company as a PRC resident enterprise since a substantial majority of the members of our management team are located in China, in which case we would be subject to the PRC enterprise income tax at the rate of 25% on worldwide income. If the PRC tax authorities determine that we are a resident enterprise, non-PRC shareholders and ADS holders may be subject to PRC withholding tax upon dividends payable by us and gains on the sale of ordinary shares or ADSs may be subject to a PRC income tax. Any such PRC tax would generally be imposed at a rate of 10% in the case of a non-PRC enterprise holder and at a rate of 20% in the case of a non-PRC individual holder unless such holder is eligible for the benefits of a tax treaty that provides for a reduced rate. It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

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

According to Circular 36, the entities and individuals providing the services within the PRC shall be subject to VAT. The services are treated as being provided within the PRC where either the service provider or the service recipient is located in the PRC. The services subject to VAT include the provision of financial services such as transferring financial instruments. Based on the definition of “financial instruments” under Circular 36, the ADSs and/or shares are likely to be treated as financial instruments. As such, where a holder of the ADSs and/or shares who is an entity or individual located outside of the PRC re-sells the ADSs and/or shares to an entity or individual located outside of the PRC and derives any gain, since neither the service provider nor the service recipient is located in the PRC, theoretically Circular 36 does not apply and the buyer does not have the obligation to withhold the VAT or the local levies. However, there is uncertainty as to the applicability of VAT if either the seller or buyer of ADSs and/or shares is located within the PRC.

On April 4, 2018, the MOF and STA jointly promulgated the Circular of the Ministry of Finance and the STA on Adjustment of Value-Added Tax Rates, or Circular 32. Circular 32 became effective on May 1, 2018 and shall supersede any previously existing provisions in the case of any inconsistency. Further, On March 20, 2019, the MOF, the STA and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform, or Announcement 39, to further slash value-added tax rates. According to the Announcement 39, (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9%, respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%. The Announcement 39 came into effect on April 1, 2019 and shall prevail in case of any conflict with existing provisions.

Material U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our ADSs and Class A ordinary shares. This summary is only applicable to ADSs and Class A ordinary shares that are held as capital assets by a U.S. Holder (as defined below).

As used herein, the term “U.S. Holder” means a beneficial owner of our ADSs or Class A ordinary shares that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
●	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

●	a dealer in securities or currencies;
●	a financial institution;
●	a regulated investment company;
●	a real estate investment trust;
●	an insurance company;
●	a tax-exempt organization;
●	a person holding our ADSs or Class A ordinary shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
●	a person required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement;
●	a trader in securities that has elected the mark-to-market method of accounting for your securities;
●	a person liable for alternative minimum tax;
●	a person who owns or is deemed to own 10% or more of our stock by vote or value;
●	a partnership or other pass-through entity for U.S. federal income tax purposes; or
●	a person whose “functional currency” is not the U.S. dollar.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

This summary does not contain a detailed description of all the U.S. federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income, U.S. federal estate and gift taxes or the effects of any state, local or non-U.S. tax laws. If you are considering the purchase of our ADSs or Class A ordinary shares, you should consult your tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

ADSs

If you hold ADSs, for U.S. federal income tax purposes, you generally will be treated as the owner of the underlying Class A ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will not be subject to U.S. federal income tax.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of any distributions (other than certain pro rata distributions of our shares) on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), certain dividends received by non-corporate U.S. Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. Thus, subject to the discussion under “— Passive Foreign Investment Company” below, we believe that dividends we pay on our ADSs will be eligible for the reduced tax rates. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for the reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in later years. Consequently, there can be no assurance that dividends paid on our ADSs will continue to be eligible for the reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information—E. Taxation — People’s Republic of China Taxation” above), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, or the Treaty. In that case, dividends we pay on our Class A ordinary shares would be eligible for the reduced rates of taxation regardless of whether such shares are represented by ADSs, and whether or not our Class A ordinary shares are readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see “— Passive Foreign Investment Company” below).

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or Class A ordinary shares. See “Item 10. Additional Information—E. Taxation — People’s Republic of China Taxation.” In that case, subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class

A ordinary shares will be treated as foreign source income and will generally constitute passive category income. However, recently issued U.S. Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. Alternatively, instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. Holder is not eligible for a deduction for foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisor regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution ordinarily would be treated, first, as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or Class A ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or Class A ordinary shares), and, second, the balance in excess of adjusted basis generally would be taxed as capital gain recognized on a sale or exchange. However, we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that distributions will generally be reported to the Internal Revenue Service, or the IRS, and taxed to you as dividends (as discussed above), even if they might ordinarily be treated as a tax-free return of capital or as capital gain.

Passive Foreign Investment Company

In general, we will be a PFIC for any taxable year in which:

●	at least 75% of our gross income is passive income, or
●	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

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

Based on the nature and composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our 2021 taxable year. The determination of whether or not we are a PFIC is made annually. Accordingly, there is a risk that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or in the value of our assets. In particular, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change and has been volatile. Any decrease in the market value of our ADSs may result in our becoming a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, and you do not make a timely mark-to-market election, as described below, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or Class A ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or Class A ordinary shares will be treated as excess distributions. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or Class A ordinary shares,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and
●	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year for individuals or corporations, as applicable, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in any subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your tax advisor about this election.

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares are “regularly traded” on a “qualified exchange or other market” (within the meaning of the applicable U.S. Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only the ADSs and not the Class A ordinary shares are listed on the New York Stock Exchange. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC, you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

A different election, known as the “qualified electing fund” or “QEF” election, is generally available to holders of PFIC stock, but requires that the corporation provide the holders with a “PFIC Annual Information Statement” containing certain information necessary for the election, including the holder’s pro rata share of the corporation’s earnings and profits and net capital gains for each taxable year, computed according to U.S. federal income tax principles. We do not intend, however, to determine our earnings and profits or net capital gain under U.S. federal income tax principles, nor do we intend to provide U.S. Holders with a PFIC Annual Information Statement. Therefore, you should not expect to be eligible to make this election.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, you will be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. However, you will not be able to make the mark-to-market election described above in respect of any lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

You will generally be required to file IRS Form 8621 if you hold our ADSs or Class A ordinary shares in any year in which we are classified as a PFIC. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ADSs or Class A ordinary shares if we are considered a PFIC in any taxable year.

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your adjusted basis in the ADSs or Class A ordinary shares. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). However, pursuant to the Foreign Tax Credit Regulations, if you do not elect to treat any gain as PRC source gain under the Treaty, any PRC tax imposed on such gain would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, however, the non-creditable PRC tax may reduce the amount realized on the disposition of our ADSs or Class A ordinary shares. You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of exempt status or fail to report in full dividend and interest income.

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

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash which is mostly held in interest bearing bank deposits. As of December 31, 2021, substantially all of our cash and cash equivalents were held in major financial institutions located in China. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to hedge interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Equity Price Risk

We are exposed to equity price risk on our common stock holdings. As of December 31, 2021, we had investments in equity securities (excluding investments in Gingko) of RMB158 million (US$24.8 million), primarily common stock in Chinese companies which are listed in the China A-Share and Hong Kong stock market. The common stock holdings are exposed to price fluctuations. Assuming a 1.0% decrease of share prices, the market value of the common stock holdings would have decreased to RMB156.4 million.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuances of ordinary shares and proceeds from our initial public offering. As of December 31, 2021, the amount of our cash and cash equivalents denominated in U.S. dollars was US$1.6 million and the amount of our cash and cash equivalents denominated in RMB was RMB307.7 million, and all our short-term investments of RMB557.5 million were denominated in RMB.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China, or the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the Renminbi has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. In 2019, the RMB depreciated approximately 1.3% against the U.S. dollar. In 2020, the RMB appreciated approximately 6.3% against the U.S. dollar. In 2021, the RMB appreciated approximately 2.3% against the U.S. dollar. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

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

ITEM 12.DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

An ADS holder, will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:

●	Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).
●	Expenses incurred for converting foreign currency into U.S. dollars.
●	Expenses for cable, telex and fax transmissions and for delivery of securities.
●	Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when ordinary shares are deposited or withdrawn from deposit).
●	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.
●	Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to ordinary shares, deposited securities, ADSs and ADRs.
●	Any applicable fees and penalties thereon.

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

During the year ended December 31, 2021, we did not receive any payment from Deutsche Bank, the depositary bank for our ADR program.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2019, 2020 and 2021.

ITEM 14.MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

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

For the period from March 26, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2021, we used approximately US$128.2 million of the net proceeds from our initial public offering for general corporate purposes in line with our strategies, including (i) the organic expansion of our hotel chain and the improvement of existing hotel properties, including conversion of existing leased-and-operated hotels to new brands, including Gem, Gya and Vx, (ii) potential acquisitions of domestic and overseas operators that will complement our operations and accelerate our expansion plan, and (iii) working capital and other general corporate purposes, including marketing and upgrading our IT system.

ITEM 15.CONTROLS AND PROCEDURES

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

Our management, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) as of December 31, 2021. Based upon that evaluation, as of December 31, 2021, our management has concluded that our disclosure controls and procedures were not effective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting”.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the consolidated financial statements.

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

As required by Rule 13a-15(c) of the Exchange Act, our management, under the supervision and with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, conducted an evaluation of our internal control over financial reporting as of December 31, 2021 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that that, as of December 31, 2021, our internal control over financial reporting was not effective due to the material weakness in controls over the completeness of the bad debt provision for franchisee loans receivable.

Management Remediation Plan

We intend to implement a number of measures to remediate the material weakness identified, including (i) enhancing the management function to oversee the collection of franchisee loans receivable; (ii) implementing additional review and monitoring controls in the calculation of the bad debt provision of our franchisee loans receivable; and (iii) formalizing the processes and controls over past-due franchisee loan payments.

Attestation Report of the Registered Public Accounting Firm

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

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal control over financial reporting during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Dong Li, who is an independent director, qualifies as an audit committee financial expert as defined in Item 16A of the instruction to Form 20-F.

ITEM 16B.CODE OF ETHICS

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Hua Ming LLP has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2021, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, for the years indicated.

	For the Years Ended December 31,
	2019	2020	2021

	(In thousands of US dollars)
Audit Fees	698	785	1190
All Other Fees	135	79	0
Total	833	864	1190

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.CORPORATE GOVERNANCE

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

●	In respect of independent directors on our Board of Directors: Only three of our five directors are independent directors: As our home country practice does not require a majority of our Board of Directors to be independent, three of our five directors are independent.
●	In respect of the oversight of our executive officer compensation and director nominations matters: As our home country practice does not require independent director oversight of executive officer compensation and director nomination matters, our compensation and nominating and corporate governance committees are not comprised solely of independent directors.

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.FINANCIAL STATEMENTS

The Registrant has elected to provide the financial statements and related information specified in Item 19.

ITEM 18.FINANCIAL STATEMENTS

The consolidated financial statements of GreenTree Hospitality Group Ltd. are included at the end of this annual report.

ITEM 19.EXHIBIT INDEX

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

4.3

Sale and Purchase Agreement dated May 16, 2022 by and among Beifu Fortune Industrial Co., Ltd., GreenTree Inns Hotel Management Group, Inc. and the Registrant (incorporated by reference to Exhibit 99.2 to our Current Report on Form 6-K (File No. 001-38425), initially filed with the Securities and Exchange Commission on May 17, 2022).

4.4

Letter Agreement dated May 16, 2022 by and among Beifu Fortune Industrial Co., Ltd., GreenTree Inns Hotel Management Group, Inc. and the Registrant (incorporated by reference to Exhibit 99.3 to our Current Report on Form 6-K (File No. 001-38425), initially filed with the Securities and Exchange Commission on May 17, 2022).

*8.1	List of Significant Subsidiaries of the Registrant

11.1

Code of Business Conduct of the Registrant (incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 (File No. 333-223261), initially filed with the Securities and Exchange Commission on February 27, 2018).

*12.1	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*13.1	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*13.2	Certification of our Principal Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Zhonglun W&D Law Firm

*15.2	Consent of Independent Registered Public Accounting Firm

*101.INS	Inline XBRL Instance Document.

*101.SCH	Inline XBRL Taxonomy Extension Schema Document.

*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

*101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

*101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.

*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document. Cover Page Interactive Data

*104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GREENTREE HOSPITALITY GROUP LTD.

By:	/s/ Alex S. Xu
	Name:	Alex S. Xu
	Title:	Chairman and Chief Executive Officer

Date: May 17, 2022

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019, 2020 and 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of GreenTree Hospitality Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GreenTree Hospitality Group Ltd. (the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Shanghai, the People’s Republic of China

May 17, 2022

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2020	2021	2021
	Notes	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents		611,358,209	298,428,709	46,829,977
Restricted cash		—	3,300,000	517,842
Short-term investments		301,983,182	557,458,675	87,477,431
Investments in equity securities		242,378,696	157,988,851	24,791,898
Accounts receivable, net of allowance for doubtful accounts of RMB12,489,562 and RMB3,429,201 (USD538,116) as of December 31, 2020 and 2021 respectively		101,511,057	95,589,936	15,000,147
Amounts due from related parties	20	9,770,871	310,419,860	48,711,650
Prepaid rent		13,597,867	15,454,967	2,425,222
Inventories		3,804,680	2,297,584	360,541
Other current assets	10	77,649,794	142,737,163	22,398,576
Loans receivable, net	5	222,244,629	247,530,580	38,842,950
Total current assets		1,584,298,985	1,831,206,325	287,356,234

Restricted cash		22,369,900	18,869,900	2,961,099
Long-term time deposits		490,000,000	160,000,000	25,107,491
Loans receivable, net	5	145,703,988	290,967,680	45,659,178
Property and equipment, net	6	668,605,661	1,045,356,265	164,039,209
Intangible assets, net	7	491,513,073	520,117,479	81,617,782
Goodwill	8	100,231,487	120,819,948	18,959,286
Long-term investments	9	369,525,917	188,790,785	29,625,394
Other assets	10	66,635,394	329,366,340	51,684,766
Deferred tax assets	17	156,070,112	161,565,839	25,353,206
TOTAL ASSETS		4,094,954,517	4,667,060,561	732,363,645
LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	11	150,000,000	356,000,000	55,864,168
Long-term bank loans, current portion	11	—	50,200,000	7,877,475
Accounts payable		19,606,344	24,036,544	3,771,858
Advance from customers	4	34,305,508	39,773,738	6,241,367
Amounts due to related parties	20	3,198,253	9,530,627	1,495,563
Salary and welfare payable		51,567,587	60,154,565	9,439,564
Deferred rent		1,356,132	1,926,957	302,382
Deferred revenue	4	221,314,997	215,147,975	33,761,412
Accrued expenses and other current liabilities	12	300,696,673	381,282,062	59,831,476
Income tax payable		87,483,970	70,897,366	11,125,344
Dividends payable		—	40,999,458	6,433,710
Total current liabilities		869,529,464	1,249,949,292	196,144,319

Deferred rent		28,642,973	68,842,692	10,802,921
Deferred revenue	4	361,901,369	314,472,488	49,347,596
Long-term loans, non current portion	11	—	301,800,000	47,359,006
Other long-term liabilities	13	115,862,713	132,046,925	20,721,044
Deferred tax liabilities	17	178,413,413	228,201,745	35,809,834
Unrecognized tax benefits	17	290,679,902	328,820,281	51,599,077
Total liabilities		1,845,029,834	2,624,133,423	411,783,797
Commitments and contingencies	21

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED BALANCE SHEETS — (Continued)

		As of December 31,
		2020	2021	2021
	Notes	RMB	RMB	USD
Shareholders’ equity:
Class A ordinary shares (USD0.50 par value per share; 400,000,000, 400,000,000 and 400,000,000 shares authorized as of December 31, 2019, 2020 and 2021; 67,416,046, 68,286,954 and 68,286,954 shares issued and outstanding as of December 31, 2019, 2020 and 2021 respectively)	14	222,587,070	222,587,070	34,928,768
Class B ordinary shares (USD0.50 par value per share; 100,000,000, 100,000,000 and 100,000,000 shares authorized as of December 31, 2019, 2020 and 2021; 34,762,909, 34,762,909 and 34,762,909 shares issued and outstanding as of December 31, 2019, 2020 and 2021, respectively)	14	115,534,210	115,534,210	18,129,839
Additional paid-in capital		1,149,280,404	1,151,384,306	180,677,323
Retained earnings		570,042,924	326,298,618	51,203,374
Accumulated other comprehensive income		45,586,647	41,880,907	6,572,028
Total GreenTree Hospitality Group Ltd. shareholders’ equity		2,103,031,255	1,857,685,111	291,511,332
Noncontrolling interests		146,893,428	185,242,027	29,068,516
Total shareholders’ equity		2,249,924,683	2,042,927,138	320,579,848
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4,094,954,517	4,667,060,561	732,363,645

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,
		2019	2020	2021	2021
	Notes	RMB	RMB	RMB	USD
Revenues:
Leased-and-operated hotels (including revenue from related parties of RMB385,355, RMB320,179 and RMB288,392 (USD45,255) for the years ended December 31, 2019, 2020 and 2021, respectively)	4	253,420,676	227,074,041	391,960,031	61,507,082
Franchised-and-managed hotels (including revenue from related parties of RMB2,358,491, RMB852,287 and RMB1,251,888 (USD196,449) for the years ended December 31, 2019, 2020 and 2021, respectively)	4	831,340,340	677,480,818	774,359,348	121,513,879
Others	4	7,032,119	25,455,237	39,826,579	6,249,659
Total revenues		1,091,793,135	930,010,096	1,206,145,958	189,270,620
Operating costs and expenses:
Hotel operating costs (including purchase from related parties of RMB 357,539, RMB 764,045 and RMB889,140 (USD139,525) for the years ended December 31, 2019, 2020 and 2021, respectively)	15	(338,826,479)	(401,659,306)	(651,376,905)	(102,215,250)
Selling and marketing expenses (including service from a related party of RMB24,941, RMB6,021,433 and RMB9,438,030 (USD1,481,033) for the years ended December 31, 2019, 2020 and 2021, respectively)		(84,970,401)	(75,347,166)	(66,921,718)	(10,501,478)
General and administrative expenses (including purchase from a related party of RMB3,576,659, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively)		(184,989,324)	(163,420,554)	(356,046,265)	(55,871,428)
Other operating expenses		(3,286,652)	(1,731,405)	(4,937,625)	(774,821)
Total operating costs and expenses		(612,072,856)	(642,158,431)	(1,079,282,513)	(169,362,977)
Other operating income		24,832,269	31,399,552	27,059,935	4,246,294
Income from operations		504,552,548	319,251,217	153,923,380	24,153,937
Interest income and other, net (including interest income from related parties of RMB3,100,049, RMB21,336,855 and RMB544,352 (USD85,421) for the years ended December 31, 2019, 2020 and 2021, respectively)		66,088,425	72,934,212	59,974,418	9,411,295
Interest expenses		(2,505,904)	(3,456,316)	(12,671,385)	(1,988,417)
(Losses and impairment) Gains on equity securities held		55,253,744	(36,773,521)	9,137,875	1,433,932
Other income, net		2,690,742	2,296,981	11,818,559	1,854,590
Income before income taxes and share of gains in equity method investments		626,079,555	354,252,573	222,182,847	34,865,337
Income tax expense	17	(189,567,817)	(110,459,202)	(108,888,882)	(17,087,042)
Income before share of gains in equity method investments		436,511,738	243,793,371	113,293,965	17,778,295
Share of gains in equity method investments, net of tax		1,262,431	909,365	382,874	60,081
Net income		437,774,169	244,702,736	113,676,839	17,838,376
Net loss attributable to noncontrolling interests		4,944,094	16,641,655	3,761,411	590,248
Net income attributable to ordinary shareholders		442,718,263	261,344,391	117,438,250	18,428,624

Earnings per share
Class A ordinary shares-basic and diluted	22	4.34	2.54	1.14	0.18
Class B ordinary shares-basic and diluted	22	4.34	2.54	1.14	0.18

Weighted average shares outstanding
Class A ordinary shares-basic and diluted	22	67,315,727	68,286,954	68,286,954	68,286,954
Class B ordinary shares-basic and diluted	22	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive income(loss), net of tax
-Foreign currency translation adjustments		2,933,162	(19,714,207)	(6,497,403)	(1,019,584)
-Unrealized gains on available-for-sale investments, net of reclassification		—	—	2,791,663	438,073

Other comprehensive income (loss), net of tax		2,933,162	(19,714,207)	(3,705,740)	(581,511)

Comprehensive income, net of tax		440,707,331	224,988,529	109,971,099	17,256,865
Comprehensive loss attributable to noncontrolling interests		4,944,094	16,641,655	3,761,411	590,248
Comprehensive income attributable to ordinary shareholders		445,651,425	241,630,184	113,732,510	17,847,113

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Renminbi, except share data, unless otherwise stated)

								Total Green
							Accumulated	Tree Hospitality
	Class A		Class B		Additional		Other	Group Ltd.
	Ordinary Shares		Ordinary Shares		Paid-in	Retained	Comprehensive	Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	Capital	Earnings	Income(Loss)	Equity	interests	Total Equity
Balance at January 1, 2019	66,789,300	217,421,867	34,762,909	115,534,210	1,003,026,803	252,617,450	62,367,692	1,650,968,022	8,379,047	1,659,347,069
Acquisitions of subsidiaries and business	626,746	2,104,832	—	—	122,591,019	—	—	124,695,851	138,437,060	263,132,911
Distribution to the shareholders (Note 1)	—	—	—	—	—	(386,637,180)	—	(386,637,180)	—	(386,637,180)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	14,719,481	14,719,481
Net income (loss)	—	—	—	—	—	442,718,263	—	442,718,263	(4,944,094)	437,774,169
Foreign currency translation adjustments	—	—	—	—	—	—	2,933,162	2,933,162	—	2,933,162
Share-based compensation (Note 16)	—	—	—	—	26,490,395	—	—	26,490,395	—	26,490,395
Balance at December 31, 2019	67,416,046	219,526,699	34,762,909	115,534,210	1,152,108,217	308,698,533	65,300,854	1,861,168,513	156,591,494	2,017,760,007
Issuance of Class A ordinary shares as a payment to the acquisition of Shandong Xinghui (Note 1)	870,908	3,060,371	—	—	(3,060,371)	—	—	—	—	—
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	6,943,589	6,943,589
Net income (loss)	—	—	—	—	—	261,344,391	—	261,344,391	(16,641,655)	244,702,736
Foreign currency translation adjustments	—	—	—	—	—	—	(19,714,207)	(19,714,207)	—	(19,714,207)
Share-based compensation (Note 16)	—	—	—	—	232,558	—	—	232,558	—	232,558
Balance at December 31, 2020	68,286,954	222,587,070	34,762,909	115,534,210	1,149,280,404	570,042,924	45,586,647	2,103,031,255	146,893,428	2,249,924,683
Distribution to the shareholders)	—	—	—	—	—	(361,182,556)	—	(361,182,556)	—	(361,182,556)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	8,191,000	8,191,000
Acquisition of noncontrolling interest	—	—	—	—	(360,861)	—	—	(360,861)	(657,526)	(1,018,387)
Acquisitions of subsidiaries and business	—	—	—	—	—	—	—	—	34,576,536	34,576,536
Net income (loss)	—	—	—	—	—	117,438,250	—	117,438,250	(3,761,411)	113,676,839
Foreign currency translation adjustments	—	—	—	—	—	—	(6,497,403)	(6,497,403)	—	(6,497,403)
Unrealized gains on available-for-sale investments, net of reclassification	—	—	—	—	—	—	2,791,663	2,791,663	—	2,791,663
Share-based compensation (Note 16)	—	—	—	—	2,464,763	—	—	2,464,763	—	2,464,763
Balance at December 31, 2021	68,286,954	222,587,070	34,762,909	115,534,210	1,151,384,306	326,298,618	41,880,907	1,857,685,111	185,242,027	2,042,927,138
Balance at December 31, 2021 (USD)		34,928,768		18,129,839	180,677,323	51,203,374	6,572,028	291,511,332	29,068,516	320,579,848

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Operating activities:
Net income	437,774,169	244,702,736	113,676,839	17,838,376
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	40,366,299	65,869,971	98,110,657	15,395,703
Share of gains in equity method investments	(140,564)	(909,364)	(382,874)	(60,081)
Gain from disposal of a long-term investment	(1,097,790)	—	—	—
(Gain) Loss from disposal of a subsidiary	—	(1,779,000)	118,443	18,586
Interest income	(35,659,822)	(11,542,121)	(3,669,643)	(575,847)
Bad debt expense	38,423,347	29,953,404	132,591,726	20,806,535
Losses and impairment (Gain) on equity securities held	(55,253,744)	44,506,823	(9,137,875)	(1,433,932)
Gain on disposal of property and equipment	860,000	—	604,017	94,783
Foreign exchange loss (gain)	(1,408,437)	4,723,948	(1,310,346)	(205,622)
Share-based compensation	26,490,395	232,558	2,464,763	386,775
Withholding tax	19,845,708	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(52,263,625)	(28,789,041)	(22,329,328)	(3,503,959)
Prepaid rent	(14,316,252)	5,196,798	(1,857,100)	(291,419)
Inventories	351,518	(1,281,009)	1,495,974	234,751
Amounts due from related parties	(3,228,596)	10,329,181	(3,963,547)	(621,967)
Other current assets	10,990,176	(18,807,170)	(60,345,480)	(9,469,523)
Other assets	(22,637,263)	(19,680,102)	(49,214,290)	(7,722,796)
Accounts payable	4,814,800	4,546,551	4,520,260	709,327
Amounts due to related parties	3,232,453	(319,778)	6,332,374	993,688
Salary and welfare payable	(2,047,293)	8,913,678	8,586,978	1,347,484
Deferred revenue	18,973,331	(59,516,154)	(53,595,903)	(8,410,367)
Advance from customers	3,735,302	(5,800,119)	5,468,230	858,085
Accrued expenses and other current liabilities	27,198,083	13,169,672	71,545,537	11,227,056
Income tax payable	(12,476,008)	(6,354,794)	(16,586,604)	(2,602,800)
Unrecognized tax benefits	92,022,308	29,038,185	38,140,379	5,985,058
Deferred rent	(1,939,759)	6,997,755	40,770,544	6,397,788
Other long-term liabilities	21,538,701	(5,549,798)	14,648,804	2,298,717
Deferred taxes	(30,207,540)	(12,595,878)	44,292,605	6,950,476
Net cash provided by operating activities	513,939,897	295,256,932	360,975,140	56,644,875
Investing activities:
Purchases of property and equipment	(213,329,308)	(111,929,994)	(341,715,516)	(53,622,621)
Purchases of intangible assets	(2,240,298)	(887,893)	(201,746)	(31,658)
Proceeds from disposal of property and equipment	1,800,000	80,355	—	—
Payments for acquisition of minority equity	—	—	(1,018,387)	(159,807)
Acquisitions, net of cash received	(325,016,059)	(18,415,807)	(147,608,325)	(23,162,967)
Advances for acquisitions	(38,869,400)	(6,550,000)	(39,483,494)	(6,195,822)
Collections of acquisition advances	—	36,352,700	12,154,500	1,907,306
Advances for purchases of property and equipment	—	—	(219,346,261)	(34,420,215)
Repayments from advances for purchases of property and equipment	—	—	22,400,000	3,515,049
Purchases of short-term investments	(823,183,360)	(206,596,401)	(378,189,082)	(59,346,120)
Proceeds from short-term investments	1,107,076,219	453,434,366	536,383,232	84,170,234
Proceeds from sales of long-term time deposits	—	—	50,000,000	7,846,091
Increase of long-term time deposits	(500,000,000)	(30,000,000)	(130,000,000)	(20,399,837)
Purchases of investments in equity securities	(328,228,962)	(65,829,314)	(8,940,000)	(1,402,881)
Proceeds from disposal of equity securities	222,015,253	198,976	284,004,591	44,566,518
Proceeds from disposal of equity method investments	1,671,092	6,380,000	—	—
Proceeds from disposal of a subsidiary	—	2,183,350	1,693,391	265,730
Loans to related parties	(634,638,425)	(528,356,500)	(604,618,942)	(94,877,906)
Repayment from related parties	458,752,530	539,996,179	307,933,500	48,321,486
Loans to third parties	(10,340,000)	(62,000,000)	(36,944,271)	(5,797,362)
Repayment from third parties	—	—	55,127,367	8,650,687

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Investing activities (continued):
Loan to franchisees	(157,411,151)	(218,821,974)	(423,399,028)	(66,440,547)
Repayment from franchisees	21,985,474	99,209,300	133,380,285	20,930,277
Net cash used in investing activities	(1,219,956,395)	(111,552,657)	(928,388,186)	(145,684,365)
Financing activities:
Distribution to the shareholders (Note 1)	(226,951,236)	—	(320,253,160)	(50,254,709)
Proceeds from bank loans	—	160,000,000	808,000,000	126,792,832
Repayment of bank loans	—	(70,000,000)	(250,000,000)	(39,230,455)
Loan from non-controlling interest	—	20,585,804	9,689,903	1,520,557
Capital contribution from noncontrolling interest holders	14,719,481	6,943,589	8,191,000	1,285,347
Payment for contingent consideration	—	(2,001,521)	—	—
Net cash (used in)/ generated from financing activities	(212,231,755)	115,527,872	255,627,743	40,113,572
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(6,917,309)	(7,664,261)	(1,344,197)	(210,933)
Net (decrease)/ increase in cash and cash equivalents and restricted cash	(925,165,562)	291,567,886	(313,129,500)	(49,136,851)
Cash and cash equivalents and restricted cash at the beginning of the year	1,267,325,785	342,160,223	633,728,109	99,445,769
Cash and cash equivalents and restricted cash at the end of the year	342,160,223	633,728,109	320,598,609	50,308,918
Supplemental disclosure of cash flow information:
Interest paid	(2,133,568)	(4,470,953)	(7,363,066)	(1,155,426)
Income taxes paid	(120,341,664)	(105,591,179)	(78,296,994)	(12,286,507)
Supplemental disclosure of non-cash investing and financing activities:
Dividend payable settled by loan to a related party	157,461,267	—	—	—
Consideration payable for acquisitions	16,776,500	—	15,342,675	2,407,601
Current assets settled for acquisition of a subsidiary	37,255,016	—	—	—
Ordinary shares issued or to be issued for acquisitions	124,695,851	—	—	—
Contingent consideration included in other current liabilities arising from acquisition during the year	4,027,207	—	—	—
Returnable consideration included in other assets arising from acquisition during the year	3,333,421	—	—	—
Reconciliation of cash, cash and equivalents and restricted cash
Cash and cash equivalents	319,847,701	611,358,209	298,428,709	46,829,977
Restricted cash, current	—	—	3,300,000	517,842
Restricted cash, non-current	22,312,522	22,369,900	18,869,900	2,961,099
Total cash, cash and equivalents and restricted cash shown in the statements of cash flow	342,160,223	633,728,109	320,598,609	50,308,918

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES

GreenTree Hospitality Group Ltd. (the “Company”) was incorporated in the Cayman Islands on October 18, 2017. Alex S. Xu is the founder, Chief Executive Officer (“CEO”) and controlling shareholder of the Company (through his shareholding of Class A ordinary shares and Class B ordinary shares of Green Tree Inns Hotel Management Group. Inc. “GTI”) which account for 78.19% of the voting interest of the Company (the “Founder”).

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

On December 20, 2021, the Company announced that its board of directors approved the payment of a cash dividend of USD0.55 per ordinary share and the total amount of cash distributed for the dividend was USD56,667,425, among which USD50,243,715 was paid in 2021 and the rest was paid in January 2022.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The Company and its subsidiaries are hereinafter referred to as the Group. The principal business activities of the Group are to develop leased-and-operated and franchised-and-managed economy hotels under the “GreenTree” brand in the PRC. The Group’s major direct and indirect invested subsidiaries consist of the following as of December 31, 2021:

		Date of
		Incorporation,
	Percentage of	Merger or	Place of	Major
Major subsidiaries	Ownership	Acquisition	Incorporation	Operation
GreenTree Inns Hotel (Shanghai) Management, Inc.	100%	November 30, 2004	PRC	Hotel management
GreenTree Inns Hotel (China) Management, Inc.	100%	June 30, 2005	PRC	Hotel management
GreenTree Inns Jiangpu Hotel (Shanghai) Company Limited.	100%	August 9, 2005	PRC	Hotel management
Hexie (Changzhou) Hotel Management Co., Ltd.	100%	September 14, 2006	PRC	Hotel management
GreenTree Inns Hotel (Jiangsu) Management, Inc.	100%	January 30, 2007	PRC	Hotel management
GreenTree Inns Hotel (Changning) Management, Inc.	100%	January 30, 2007	PRC	Hotel management
GreenTree Inns Hotel (Tianjin) Co., Ltd.	100%	August 2, 2007	PRC	Hotel management
GreenTree Inns Hotel (Zhejiang) Management, Inc.	100%	August 13, 2007	PRC	Hotel management
GreenTree Inns Hotel (Beijing) Management, Inc.	100%	March 17, 2008	PRC	Hotel management
Shiruide Hotel Management (Shanghai) Co., Ltd.	100%	February 16, 2009	PRC	Hotel management
Jinan Dongrunbao Inns Management Co., Ltd.	100%	April 22, 2009	PRC	Hotel management
GreenTree Suites Management Corp (“GreenTree Suites”)	100%	June 30, 2009	Cayman Islands	Investment holding
Pacific Hotel Investment, Inc.(“PHI”)	100%	June 30, 2009	Samoa	Investment holding
GreenTree Inns Hotel Management Group, Inc. (“GreenTree Samoa”)	100%	October 28, 2010	Samoa	Investment holding
GreenTree Hotels (Hong Kong), Limited.	100%	February 17, 2011	Hong Kong	Investment holding
Shanghai Evergreen Technology Co., Ltd. ("Shanghai Evergreen")	100%	October 20, 2011	PRC	Information technology services
Shanghai Beifu Industrial Co., Ltd.	100%	February 25, 2014	PRC	Hotel management
Shenzhen Gegao Investment Management Co., Ltd.	100%	May 7, 2015	PRC	Investment holding
Yancheng Ruixin Hotel Management Co., Ltd.	70%	June 5, 2015	PRC	Hotel management
Shanghai Jingjia Hotel Co., Ltd.	100%	February 15, 2017	PRC	Hotel management
Shanghai Wumian Hotel Management Co., Ltd.	66.7%	January 16, 2018	PRC	Hotel management
Yancheng Zexin Hotel Management Co., Ltd.	51%	July 1, 2018	PRC	Hotel management
Foshan Baiqinghui Hotel Management Co., Ltd.	70%	August 31, 2018	PRC	Hotel management
GreenTree Hotel (Xuzhou) Co., Ltd.	100%	February 5, 2018	PRC	Hotel property
Banyan Hotel (Xuzhou) Co., Ltd.	100%	May 3, 2018	PRC	Hotel property
Suzhou Ganglongkaiyuan Hotel Management Co., Ltd.	100%	May 31, 2019	PRC	Hotel property
Argyle Beijing	60%	April 1, 2019	PRC	Hotel management
Shandong Xinghui	70%	November 30, 2019	PRC	Hotel management
Shanghai Sipei Technology Co., Ltd. (“Shanghai Sipei”)	100%	October 20, 2011	PRC	Information technology services

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

The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts receivable, impairment of loans receivable, fair value measurement and impairment of investments, the useful lives and impairment of property and equipment and intangible assets, valuation allowance for deferred tax assets, impairment of goodwill, average life of memberships, estimates involved in the accounting for its membership program, contingent liabilities, purchase price allocation and share-based compensation arrangements.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits placed with commercial banks or other financial institutions and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less. All cash and cash equivalents are unrestricted as to withdrawal and use.

Restricted cash

Restricted cash comprise of deposits pledged with banks as security in relation to the guarantee for lease agreement and the guarantees for prepaid cards.

Long-term time deposits

Long-term time deposits comprise of deposits placed with certain bank with a maturity of one to three years. Unrealized gains from long-term time deposit of RMB16,897,702, RMB19,880,287 and RMB17,634,006 (USD2,767,160) were recognized for the years ended December 31, 2019, 2020 and 2021, respectively. RMB130,000,000 (USD20,399,837) of which was pledged with banks as security in relation to the guarantee for the long-term bank loans and restricted to use (Note 11).

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Investments

Short-term investments

Short-term investments include time deposits with maturities of less than one year and investments in wealth management products, where certain deposits with variable interest rates or where principal amounts are not guaranteed, are placed with certain financial institutions. The Group accounts for short-term investments in debt in accordance with ASC topic 320, Investments—Debt Securities (“ASC 320”). The Group classifies the short-term investments in debt as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The securities that the Group has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost. RMB80,000,000 (USD12,553,746) of which was pledged with banks as security in relation to the guarantee for the short-term bank loans and restricted to use (Note 11).

Investments in equity securities

The Group accounts for its investments in equity securities in accordance with ASC Subtopic 321, Investments – Equity Securities ("ASC 321"). These securities are generally held for resale in anticipation of short-term market movements and therefore the Group classifies them as investment in equity securities in current assets which are carried at fair value at each balance sheet date. Gains and losses, both realized and unrealized, are included in gains (losses) on equity securities held in the consolidated statements of comprehensive income. The realized gains of RMB65,715,647 and RMB2,314,688 were recognized for the years ended December 31, 2019 and 2020, respectively. The realized losses of RMB452,014 (USD70,931) was recognized for the year ended December 31, 2021. For the years ended December 31, 2019, 2020 and 2021, there were unrealized losses of RMB29,832,919, RMB29,586,987 and RMB8,743,495 (USD1,372,045) respectively.

Long-term investments

The Group’s long-term investments consist of equity-method investments, equity investments with and without readily determinable fair values and an available-for-sale debt investment.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Investments (continued)

Long-term investments (continued)

Investments in equity securities that have readily determinable fair values (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value, with unrealized gains and losses from fair value changes recognized in net income in the consolidated statements of comprehensive income. The realized gains of RMB4,674,446, RMB4,746,032 and RMB1,564,892 (USD245,566) were recognized for the years ended December 31, 2019, 2020 and 2021, respectively. For the year ended December 31, 2019, there were unrealized gains of RMB6,473,358. For the year ended December 31, 2020 and 2021, there were unrealized losses of RMB9,247,254 and RMB14,058,448 (USD2,206,077) respectively.

For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the amount by which the carrying value exceeds the fair value of the investment. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by the Company; and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments. Prior to the adoption of ASU 2016-01 Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities on January 1, 2019, these investments were accounted for using the cost method of accounting, measured at cost less other-than-temporary impairment. No cumulative impact was recognized as of January 1, 2019. The Group recognized unrealized gains of RMB 8,223,212 and RMB2,710,043 (USD425,265) during the year ended December 31, 2019 and 2021 and recognized an impairment charges of RMB5,000,000 during the year ended December 31, 2020 respectively, in “(Losses and impairment) Gains on equity securities held”. No other gains, losses or impairments were recorded for these investments were recorded in the presented periods.

The available-for-sale debt investment is convertible debt instruments issued by a private company that is redeemable at the Group’s option, which are measured at fair value. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income. An impairment loss on the available-for-sale debt investments, if any, is recognized in earnings when the decline in value is determined to be other-than-temporary. The interest income of nil, RMB18,667,117 and RMB544,352 (USD 85,421) was recognized in the earnings for the years ended December 31, 2019, 2020 and 2021, respectively. The fair value change of RMB2,791,663 (USD438,073) was recognized in the other comprehensive income during the year ended December 31, 2021. No impairment or significant fair value changes were recorded for these investments during any of other presented periods.

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

Loans receivable

Loans receivable are carried at the original loan principal and accrued interest based on the contract rate, less an allowance for uncollectible accounts, as appropriate. The Group classified loans receivable as long-term or short-term investments according to their contractual maturity. The allowance for uncollectible accounts is estimated based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtors. As of December 31, 2020 and 2021, all loans receivable which are past due are nonaccrual

Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and any recorded impairment. Depreciation of property and equipment is provided using the straight-line method over the following expected useful lives:

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

Amortization is computed using the straight-line method over the following estimated useful lives:

Trademark	10 years or indefinite life
Technology	10 years
Network rights	10 years
Purchased software	5-10 years
Favorable leases	the remaining lease term
Reacquired rights	the remaining franchise term

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the identifiable assets acquired less liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2020 and 2021 was related to its acquisition of subsidiaries and business. The Group follows ASC subtopic 350-20, Intangibles-Goodwill and Other: Goodwill. Goodwill and business acquired in a business combination are not amortized, but instead tested for impairment at least annually, or more frequently if certain circumstances indicate a possible impairment may exist.

In accordance with ASC 350-20, the Group has assigned and assessed goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below the operating segment. The Group has determined that it has one reporting unit.

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

In 2020, the Group elected to choose to bypass the qualitative assessment and proceed directly to perform a quantitative test. In 2019 and 2021, the Group performed a qualitative assessment for its operating unit. No impairment was recorded during any of the presented periods.

Impairment of long-lived assets

The Group evaluates impairment of its long-lived assets to be held and used, including property and equipment, definite-lived intangible assets and other non-current assets, when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such assets may not be recoverable in accordance with ASC subtopic 360-10, Property, Plant and Equipment-Overall. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized by the amount that the carrying value exceeds the estimated fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment was recorded during any of the presented periods.

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

Sublease rental revenues are derived from subleasing partial space of the leased-and-operated hotels to third-parties, which are recognized on a straight-line basis over the contractual lease term. The sublease rental revenue is recorded in leased-and-operated hotels revenue in the consolidated statements of comprehensive income amounted to RMB74,893,930, RMB77,676,665 and RMB74,689,226 (USD11,720,369) for the years ended December 31, 2019, 2020 and 2021, respectively.

Franchise and managed hotel revenues

The franchise and managed agreement contains the following promised services:

●	Intellectual Property (“IP”) license grant the right to access the Group’s hotel system IP, including brand names.
●	Pre-opening services include providing services (e.g., property design, leasehold improvement, construction project management, systems installation, personnel recruiting and training, etc.) to the franchisees to assist in preparing for the hotel opening.
●	System maintenance services include providing standardization hotel property management system (PMS), central reservation system (CRS) and other internet related services.
●	Hotel management services include providing day-to-day management services of the hotels for the franchisees.

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

In addition, the Group designates hotel managers to certain hotels and accounts for hotel manager fees related to the hotels under the franchise program as revenues. Pursuant to the franchise-and-management agreements, the Group charges the franchisees fixed hotel manager fees to compensate the Group for the franchised-and-managed hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses as incurred. The hotel manager fee is recognized as revenue on a monthly basis. During the years ended December 31, 2019, 2020 and 2021, the hotel manager fees that were recognized as part of franchised-and-managed hotels revenue were RMB115,638,242, RMB112,729,886 and RMB131,027,473 (USD20,561,070), respectively.

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

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB23,934,351, RMB38,934,867 and RMB22,906,044 (USD3,594,458) for the years ended December 31, 2019, 2020 and 2021, respectively.

Government subsidies

Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. During the years ended December 31, 2019, 2020 and 2021, the Group received financial subsidies of RMB9,880,735, RMB20,094,745 and RMB16,993,539 (USD2,666,657), respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other operating income when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive any or similar subsidies in the future.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Leases

Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. The Group did not have any leases that qualified as capital leases for the years ended December 31, 2020 and 2021. The Group leases hotel space under certain operating lease agreements. Certain of the lease agreements contain rent holidays and rent escalation provisions. Rent holidays and rent escalation provisions are considered in determining straight-line rent expense to be recorded over the lease term. The lease term begins on the date of initial possession of the lease property for purposes of recognizing lease expense on a straight-line basis over the term of the lease. The excess of rent expense and rent paid, as the case may be for respective leases, is recorded as deferred rent. Rental expenses amounted to RMB81,379,034, RMB122,590,230 and RMB238,493,602 (USD37,424,850) for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Foreign currency translation and transactions (continued)

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

Convenience translation

Translations of amounts from RMB into U.S. dollars into U.S. dollars are solely for the convenience of the reader and were calculated at the noon buying rate of USD1 to RMB6.3726 on December 31, 2021, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2021, or at any other rate.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Fair value (continued)

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value as of December 31, 2020 and 2021 on a recurring basis:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2020	(Level 1)	(Level 2)	(Level 3)
Other assets
Returnable consideration from acquisition of Urban Hotel Group	1,833,421			1,833,421
Short-term investments
Investments in wealth management products	201,983,182		201,983,182
Investments in equity securities
Equity securities with readily determinable fair value	242,378,696	242,378,696
Long-term investments
Equity securities with readily determinable fair value	236,812,140	236,812,140
Available-for-sale debt investment	103,701,474		103,701,474
Accrued expenses and other current liabilities
Payables for contingent consideration from acquisition of Urban Hotel Group	525,685			525,685
	787,234,598	479,190,836	201,983,182	106,060,580

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2021	(Level 1)	(Level 2)	(Level 3)
Other assets
Returnable consideration from acquisition of Urban Hotel Group	5,385,583			5,385,583
Short-term investments
Investments in wealth management products	147,458,675		147,458,675
Investments in equity securities
Equity securities with readily determinable fair value	157,988,851	157,988,851
Long-term investments
Equity securities with readily determinable fair value	39,852,428	39,852,428
Available-for-sale debt investment	106,493,137			106,493,137
	457,178,674	197,841,279	147,458,675	111,878,720

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Fair value (continued)

Reconciliations of assets and liabilities categorized within Level 3 under the fair value hierarchy are as follows:

		Payables for	Available-for-
	Returnable	contingent	sale debt
	consideration	consideration	investment
December 31, 2020	1,833,421	525,685	103,701,474
Net unrealized fair value increase recognized in earnings	3,552,162	(525,685)	—
Net unrealized fair value increase recognized in other comprehensive income	—	—	2,791,663
December 31, 2021	5,385,583	—	106,493,137
December 31, 2021 (USD)	845,115	—	16,711,097

Significant Unobservable Inputs

		Inputs	Inputs
		As of December	As of December
Financial Assets	Unobservable Input	31, 2020	31, 2021
Available-for-sale debt investments	WACC	12%	12%
	Discount for lack of marketability	35%	34%
	Expected volatility	34.5%	42%
	Probability of redeem preferences	100%	100%

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

Quoted
Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	Total	Assets	Inputs	Inputs	Fair Value
	Fair Value	(Level 1)	(Level 2)	(Level 3)	adjustment	Impairment
	RMB	RMB	RMB	RMB	RMB	RMB
Fair value measurements on a non-recurring basis
As of December 31, 2020
Long-term investments – Equity securities without readily determinable fair values	3,523,212			3,523,212		5,000,000
As of December 31, 2021
Long-term investments – Equity securities without readily determinable fair values	6,233,255			6,233,255	2,710,043	—

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Comprehensive income

Comprehensive income is defined as the increase in equity of the Group during a year from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive gain of the Group includes the foreign currency translation adjustments and unrealized gains on available-for-sale investments.

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

Employee benefits

The full-time employees of the Group’s PRC subsidiaries participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary of the Group to make contributions to the government for these benefits beyond the contribution made. The total amounts for such employee benefits, which were expensed as incurred, RMB28,700,397, RMB25,666,575 and RMB36,617,173 (USD5,746,033) for the years ended December 31, 2019, 2020 and 2021, respectively.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related and loans receivable. As of December 31, 2020, the Group had RMB434,229,811, RMB196,456,442, RMB185,772 and RMB1,183,983 held in cash and bank deposits by entity located in the Mainland China, Cayman Island, Hong Kong and Japan, respectively. As of December 31, 2021, the Group had RMB283,847,034 (USD44,541,794), RMB31,973,714 (USD5,017,373), RMB72,907 (USD11,441) and RMB1,722,251 (USD270,259) held in cash and bank deposits by entity located in the Mainland China, Cayman Island, Hong Kong and Japan, respectively. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The Group made loans to third-party individuals and related parties under loan agreements and is exposed to credit risk in case of defaults by the debtors. The maximum amount of loss due to credit risk is limited to the total outstanding principal plus accrued interest on the balance sheet date. As of December 31, 2020 and 2021, there were RMB394,948,617 and RMB965,475,805 (USD151,504,222) of loans receivable outstanding. The Group evaluates and monitors the credit worthiness of the debtors and records an allowance for uncollectible accounts based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtor.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Exchange Rate Risk

The functional currency of the Company is USD, and the reporting currency is RMB. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The depreciation of the USD against the RMB was approximately 2.34% in 2021. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against USD would result in foreign currency translation loss when translating the net assets of the Group from USD into RMB.

For the years ended December 31, 2019 and 2020, the net foreign currency translation gain resulting from the translation from USD to RMB reporting currency recorded in other comprehensive income was RMB2,933,162, loss recorded RMB19,714,207, respectively. For the years ended December 31, 2021, the net foreign currency translation loss recorded RMB6,497,403 (USD1,019,584).

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

Adopted Accounting Standards

The Group adopted ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement on January 1, 2021 and the adoption of this standard did not have any material impact on the Group’s consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Accounting Standards Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases, or ASU 2016-02, which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. Under ASU 2016-02, lessor accounting is largely unchanged. In July 2018, the FASB issued ASU No. 2018-10, Codification Improvements to Topic 842, Leases, or ASU 2018-10. ASU 2018-10 clarifies certain provisions and correct unintended applications of the guidance such as the application of implicit rate, lessee reassessment of lease classification, and certain transition adjustments that should be recognized to earnings rather than to stockholders’ equity. ASU 2018-11 provides an alternative transition method and practical expedient for separating contract components for the adoption of Topic 842. In addition, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, that provide entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic 840, Leases). Subsequently, FASB issued Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842), or ASU 2019-10 and Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) or ASU 2020-05, to delay the effective date of this standard for private companies. The updated guidance is effective for the Group for the annual reporting period beginning January 1, 2022 and interim period beginning January 1, 2023.

The Group will adopt new leasing standard using the modified retrospective method and will not restate comparable periods. The Group will elect the package of practical expedients permitted under the transition guidance, which allow the Group to carry forward the historical lease classification, the assessment whether a contract is or contains a lease and initial direct costs for any leases that exist prior to adoption of the new standard. The Group will also elect the practical expedient not to separate lease and non-lease components for certain classes of underlying assets and the short-term lease exemption for contracts with lease terms of 12 months or less. Certain operating leases related to buildings and offices will be subject to ASU 2016-02 and right-of-use assets and lease liabilities will be recognized on the Group’s consolidated balance sheet. The Group currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Group’s balance sheet for certain in-scope operating leases. The Group does not expect any material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Accounting Standards Not Yet Adopted (continued)

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by eliminating Step two from the goodwill impairment test. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, versus determining an implied fair value in Step two to measure the impairment loss. The guidance is effective for annual and interim impairment tests performed in periods beginning after December 15, 2022. The guidance should be applied on a prospective basis, and is not expected to have a material impact on the Group’s consolidated financial statements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions to the general principles in Topic 740 and enhances and simplifies various aspects of the income tax accounting guidance, including requirements such as tax basis step-up in goodwill obtained in a transaction that is not a business combination, ownership changes in investments, and interim-period accounting for enacted changes in tax law. This standard is effective for the Group for the annual reporting periods beginning January 1, 2022 and interim periods beginning January 1, 2023, with early adoption permitted, and is not expected to have a material impact on the Group’s consolidated financial statements

In January 2020, the FASB issued ASU 2020-01, Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815. This guidance addresses accounting for the transition into and out of the equity method and provides clarification of the interaction of rules for equity securities, the equity method of accounting, and forward contracts and purchase options on certain types of securities. This standard is effective for the Group beginning January 1, 2022 including interim periods within the fiscal year, with early adoption permitted, and is not expected to have a material impact on the Group’s consolidated financial statements

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (“ASU 2021-08”). The amendments create an exception to the general recognition and measurement principal in ASC 805, Business Combinations to measure assets and liabilities acquired in a business combination at fair value. Instead, an acquirer in a business combination will be required to apply ASC 606 to recognize and measure contract assets and contract liabilities that result from contracts accounted for under ASC 606 on the acquisition date and will generally result in the acquirer recognizing amounts consistent with those recorded by the acquiree immediately before the acquisition date. ASU 2021-08 is effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. This guidance should be applied either prospectively to all transactions that are reflected in financial statements at the date of initial application and new transactions that are entered into after the date of initial application or retrospectively to those transactions. The Company will apply the guidance prospectively and expects the impact of this guidance will require additional disclosures on the Company's government assistance arrangements in its consolidated financial statements, including the significant terms and conditions of the government assistance transaction.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.  BUSINESS COMBINATIONS

Business combinations in 2021:

During the years ended 2021, the Group completed three business combinations. The total consideration amounted to RMB23,000,000 (USD3,609,202). The consideration paid is RMB19,530,000 (USD3,064,683). The results of the acquired hotel’s operation have been included in the Company’s consolidated financial statements since its respective dates of acquisition. The Group completed the valuations necessary to assess the fair value of the acquired assets and liabilities and the non-controlling interests (if applicable) with the assistance from an independent valuation firm, resulting from which the amounts of goodwill were determined and recognized as of the respective acquisition dates. Goodwill, which is non-deductible for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisitions. The initial accounting is incomplete as the valuations of intangible assets are provisional.

The net revenue and net loss of the acquire included in the consolidated statements of operations for the year ended December 31, 2021 were not material. Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually and in the aggregate, were not significant to the Company’s consolidated results of operations.

The following is a summary of the fair values of the aggregate assets acquired and liabilities assumed:

	2021	Amortization Period
Property and equipment	92,075	10 years
Intangible assets
Trademark	36,896,000	10 years
Goodwill	20,588,461
Noncontrolling interest	(34,576,536)
Total	23,000,000

Business combinations in 2020:

During the years ended 2020, the Group completed one business combinations of one hotel. The total consideration amounted to RMB2,200,000, among which RMB153,251 was allocated to goodwill. The business acquisition was accounted for under purchase accounting. The acquired hotel was considered insignificant. The results of the acquired hotel’s operation have been included in the Company’s consolidated financial statements since its respective dates of acquisition.

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

Urban Hotel Group

On November 30, 2019, the Group completed the acquisition of Urban Hotel Group through acquiring 70% equity interest in Shandong Xinghui. Urban Hotel Group is a leading franchised hotel operator in China. The total consideration amounted to RMB 190,349,496, which was measured at the fair value of the 870,908 ordinary shares on the acquisition date, RMB126,000,000 of cash consideration and the fair value of the contingent consideration and the returnable consideration depending on the achievement or failing of certain financial targets on annual basis (“Contingent Consideration Arrangement”) on the acquisition date. Pursuant to the clause of the agreement, the estimated contingent consideration will not exceed RMB105million and the estimated returnable consideration will not exceed RMB69million. The Group has assessed such Contingent Consideration Arrangement to be classified as a financial liability and remeasured at the end of each reporting period with any changes in its fair value to be recognized in its consolidated profit and loss statements. With the assistance of an independent third-party valuation firm based on the Company’s assessment of whether certain financial targets could be achieved or not, the fair value of the returnable consideration and contingent consideration recognized as of the acquisition date is RMB3,333,421 and RMB4,027,207, respectively. The business acquisition was accounted for under purchase accounting.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.  BUSINESS COMBINATIONS (CONTINUED)

Urban Hotel Group (continued)

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

Others (continued)

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

4.   REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenues

The following tables present our revenues disaggregated by the type of the services:

	Years Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Leased and operated hotels revenues	253,420,676	227,074,041	391,960,031	61,507,082
Franchise and managed hotels revenues	831,340,340	677,480,818	774,359,348	121,513,879
Initial franchise fee	54,930,266	61,051,369	76,263,574	11,967,419
Continuing franchise fees	776,410,074	616,429,449	698,095,774	109,546,460
Others	7,032,119	25,455,237	39,826,579	6,249,659
Total	1,091,793,135	930,010,096	1,206,145,958	189,270,620

Substantially all revenues are generated in the PRC.

Contract Balances

The Group’s payments from customers are based on the billing terms established in contracts. Customer billings are classified as accounts receivable when the Group’s right to consideration is unconditional. If the right to consideration is conditional on future performance under the contract, the balance is classified as a contract asset. Our contract assets are insignificant at December 31, 2020 and December 31, 2021.

Payments received in advance of performance under the contract are classified as current or non-current contract liabilities on the Group’s consolidated balance sheets and are recognized as revenue as the Group performs under the contract.

	Years Ended December 31,
	2020	2021	2021
	RMB	RMB	USD
Advance from customers	34,305,508	39,773,738	6,241,367
Deferred revenue-current	221,314,997	215,147,975	33,761,412
Deferred revenue-non current	361,901,369	314,472,488	49,347,596
Total contract liabilities	617,521,874	569,394,201	89,350,375

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.   REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Contract Balances (continued)

The deferred revenue balances above, as of December 31, 2020 and 2021 were comprised of the following:

	Years Ended December 31,
	2020	2021	2021
	RMB	RMB	USD
Initial fees received from franchisees owners	280,478,697	248,406,284	38,980,367
Cash received for membership fees and not recognized as revenue	215,009,108	186,976,973	29,340,767
Cash received for prepaid card and sublease	48,137,090	47,604,011	7,470,108
Deferred revenue related to the membership program	39,591,471	46,633,195	7,317,766
Total contract liabilities	583,216,366	529,620,463	83,109,008

The Group recognized revenues that were previously deferred as contract liabilities of RMB206,913,137 and RMB183,736,546 (USD28,832,273) during the years ended December 31, 2020 and 2021, respectively.

Revenue Allocated to Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of December 31, 2021, the Group had RMB248,406,284 (USD38,980,367) of deferred revenues related to initial fees received from franchisees owners are expected to be recognized as revenues over the remaining contract periods over one to 30 years. The Group had RMB186,976,973 (USD29,340,767) of deferred revenues related to membership fees that are expected to be recognized as revenues over the remaining membership life, which is estimated to be one to five years. The Group had RMB46,633,195 (USD7,317,766) of deferred revenues related to unsatisfied performance obligations under Greentree Reward membership program that will be recognized as revenues when the points are redeemed, which we estimate will occur over the next two years. The Group also had RMB47,604,011 (USD7,470,108) related to cash received for prepaid card and sublease, which are expected to be recognized as revenues in future periods over the terms of the related contracts.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.   LOANS RECEIVABLE, NET

Loans receivable, net is comprised of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Loans receivable, current portion
Franchisees	191,687,640	308,016,920	48,334,576
Third parties	48,556,989	45,216,904	7,095,519
Less: bad debt provision	(18,000,000)	(105,703,244)	(16,587,145)
Total	222,244,629	247,530,580	38,842,950

Loans receivable, non-current portion
Franchisees	121,460,977	294,150,438	46,158,623
Third parties	24,243,011	9,000,000	1,412,296
Less: bad debt provision	—	(12,182,758)	(1,911,741)
Total	145,703,988	290,967,680	45,659,178

Loans receivable to franchisees represent loan agreements entered with certain franchisees to finance the renovation of certain franchised-and-managed hotels with maturity from one month to six years and the interest rate from 4.7% to 9.9% per annum.

Loans receivable to third parties mainly represent loan agreements entered with certain third-party companies to support their daily operation or bridge loan of mortgage with maturity from one year to three years and the interest rate from 7.9% to 18.0% per annum.

As of December 31, 2020 and 2021, the Group recognized an allowance of RMB18,000,000 and RMB117,886,002 (USD18,498,886) in relation to loans to a third party and certain franchisees.

The following table presents the aging of past-due gross loans receivable as of December 31, 2020 and 2021:

7 to 12
	1 to 3 months	4 to 6 months	months past	Over 1 year
	past due	past due	due	past due	Total
	RMB	RMB	RMB		RMB

December 31, 2020	37,251,907	51,957,304	6,673,574	15,000,000	110,882,786

			7 to 12
	1 to 3 months	4 to 6 months	months past	Over 1 year
	past due	past due	due	past due	Total
	RMB	RMB	RMB		RMB

December 31, 2021	42,412,387	25,028,613	33,136,695	39,751,902	140,329,597
December 31, 2021 (USD)	6,655,429	3,927,535	5,199,871	6,237,941	22,020,776

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.   LOANS RECEIVABLE, NET (CONTINUED)

Movement of allowance for loans receivable for the year ended December 31, 2020 and 2021 are as follows:

	2020	2021
	RMB	RMB	USD
Balance of the beginning of the year	15,000,000	18,000,000	2,824,593
Provision	3,000,000	99,886,003	15,674,293
Balance of the end of the year	18,000,000	117,886,003	18,498,886
Evaluated for impairment on an individual basis	18,000,000	117,886,003	18,498,886

6.   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Buildings	544,298,466	626,908,935	98,375,692
Leasehold improvements	384,266,061	630,691,571	98,969,270
Furniture, fixtures and equipment	77,605,170	93,440,638	14,662,875
Motor vehicles	2,909,387	3,204,381	502,837
Total	1,009,079,084	1,354,245,525	212,510,674
Less:
Accumulated depreciation	(353,833,524)	(436,314,189)	(68,467,217)
	655,245,560	917,931,336	144,043,457
Construction in progress	13,360,101	127,424,929	19,995,752
Property and equipment, net	668,605,661	1,045,356,265	164,039,209

Depreciation expense was RMB37,340,304, RMB59,719,535 and RMB89,617,316 (USD14,062,913) for the years ended December 31, 2019, 2020 and 2021, respectively, and were included in the following captions:

	For the years ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Hotel operating costs	31,671,274	53,850,494	80,575,644	12,644,077
General and administrative costs	5,669,030	5,869,041	9,041,672	1,418,836
Total	37,340,304	59,719,535	89,617,316	14,062,913

No impairment of was recognized on the property and equipment for any of the presented periods.

At 31 December 2021, two of the Group's buildings with a net carrying amount of approximately RMB288,313,328 (USD45,242,653) (as of December 31, 2020: nil) were pledged to secure general banking facilities granted to the Group (note 11).

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.   INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Intangible assets with indefinite life:
Trademark	443,300,000	443,300,000	69,563,442
Intangible assets with definite life:
Trademark	4,724,493	41,620,493	6,531,164
Technology	4,200,000	4,200,000	659,072
Network rights	390,317	390,317	61,249
Purchased software	15,227,737	15,429,484	2,421,223
Reacquired rights	2,531,418	2,531,418	397,235
Favorable leases	42,095,848	42,095,848	6,605,757
Others	435,185	435,185	68,290
Total	512,904,998	550,002,745	86,307,432
Less: Accumulated amortization	(21,391,925)	(29,885,266)	(4,689,650)
Total.	491,513,073	520,117,479	81,617,782

Amortization expense of intangible assets for the years ended December 31, 2019, 2020 and 2021 amounted to RMB3,025,995, RMB6,150,436 and RMB8,493,341 (USD1,332,790), respectively.

No impairment charges were recognized for the years ended December 31, 2019, 2020 and 2021.

The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Year ending December 31,	RMB	USD
2022	9,296,919	1,458,889
2023	8,964,793	1,406,772
2024	8,830,200	1,385,651
2025	8,402,997	1,318,614
2026	8,153,147	1,279,407
Thereafter	33,169,422	5,205,007

8.   GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2021 were as follows:

	For the years ended December 31,
	2020	2021	2021
	RMB	RMB	USD
Balance as of January 1	100,078,236	100,231,487	15,728,507
Acquisitions	153,251	20,588,461	3,230,779
Balance as of December 31	100,231,487	120,819,948	18,959,286

No impairment loss was recognized in any of the periods presented.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.   LONG-TERM INVESTMENTS

As at December 31, 2020 and 2021, long-term investments consisted of the following:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Equity method investments
Shanghai Wiselong Enterprise Management Co., Ltd.	24,489,092	25,424,106	3,989,597
Other	1,000,000	10,787,859	1,692,850
Equity securities with readily determinable fair values
China Gingko Education Group Company Limited	56,354,913	39,852,428	6,253,716
Zhejiang New Century Hotel Management Co., Ltd.	180,457,226	—	—
Equity securities without readily determinable fair values
Other	3,523,212	6,233,255	978,134
Available-for-sale debt investment
Yibon	103,701,474	106,493,137	16,711,097
Total	369,525,917	188,790,785	29,625,394

Equity method investments

None of the Group’s equity method investments was considered individually or in aggregate significant for the years ended December 31, 2020 and 2021.

Equity securities with readily determinable fair values

In January 2019, the Group acquired 5.56% equity interest, 27,776,000 ordinary shares, in China Gingko Education Group Company Limited with HK$40.40million during its initial public offering in the Hong Kong Stock Exchange and further acquired 2.71% equity interest, 13,560,000 ordinary shares with HK$19.53million through secondary market.

On March 11, 2019, the Group acquired 4.95% of shares in Zhejiang New Century Hotel Management Co., Ltd. in its global offering in the Hong Kong Stock Exchange, for a total amount of USD29.2 million. In April 2021, the Group disposed all its shares for a total amount of USD32.4million.

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

As of December 31, 2020, the performance period had elapsed and the criterion had been determined to be not met, therefore the Group has the option to require Yibon to redeem the investment at the Group’s discretion. Therefore, the Group reclassified it to available-for-sale debt security and recorded it at its fair value.

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

10.  OTHER ASSETS

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Current
Receivable from on-line payment platforms	40,831,573	53,983,324	8,471,162
Interest receivable	5,298,869	49,347,369	7,743,679
Deposits	5,262,478	11,168,379	1,752,562
Advance to suppliers	5,581,884	5,206,428	817,002
VAT recoverable	—	5,009,469	786,095
Others	20,674,990	18,022,194	2,828,076
Total	77,649,794	142,737,163	22,398,576

Non-current
Acquisition deposits	8,216,700	6,650,200	1,043,561
Rental deposit	7,410,000	56,962,580	8,938,672
Interest receivable	33,772,617	5,737,675	900,366
Purchase deposits for buildings	—	197,723,649	31,027,156
Returnable consideration from the acquisition of Urban Hotel Group	1,833,421	5,385,583	845,115
VAT recoverable	—	10,774,251	1,690,715
Others	15,402,656	46,132,402	7,239,181
Total	66,635,394	329,366,340	51,684,766

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.  BANK LOANS

Short-term bank loans

Short-term bank loans as of December 31, 2021 amounted to RMB356,000,000 (USD55,864,168) (as of December 31, 2020: RMB150,000,000), which consisted of RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. The weighted average interest rates for the outstanding short-term bank loans as of December 31, 2020 and 2021 were 4.60% and 4.71%, respectively.

As of December 31, 2021, the repayments of short-term bank loans amounting to RMB240,000,000 (USD37,661,237) and RMB76,000,000 (USD11,926,058) are respectively guaranteed by the Company’s PRC subsidiaries and collateralized by short-term time deposits of RMB80,000,000 (USD12,553,746), which were classified as short-term investments as provided by one of the Group's wholly-owned subsidiaries.

Long-term bank loans

In December 2021, the Group entered into a secured loan agreement with Shanghai Pudong Development Bank, pursuant to which the Group is entitled to borrow a RMB denominated loan of RMB152,000,000 (USD23,852,117) for interest rate at a fixed annual interest rate of 5% and maturity date on February 17, 2023. The Group collateralize such borrowing with short-term investments and long-term time deposits of RMB30,000,000 (USD4,707,655) and RMB130,000,000 (USD20,399,837), respectively. The amount RMB30,200,000 (USD4,739,039) repayable within the next twelve months are classified as “Long-term bank loans, current portion”.

In December 2021, the Group entered into a secured loan agreement with Bank of DaLian, pursuant to which the Group is entitled to borrow a secured RMB denominated loan of RMB200,000,000 (USD31,384,364) for interest rate at a fixed annual interest rate of 5% and maturity date on December 27, 2024. The repayment of the loan is guaranteed by the Group’s 100% equity interests one Group's wholly-owned subsidiary and two buildings owed by the Group, which have a carrying amount of RMB288,313,328 (USD45,242,653) as of December 31, 2021. The amount RMB20,000,000 (USD3,138,436) repayable within the next twelve months are classified as “Long-term bank loans, current portion”.

As of December 31, 2021, aggregate loan principal payments on long-term borrowings are due according to the following schedule:

Year ending December 31,	RMB	USD
2022	50,200,000	7,877,475
2023	141,800,000	22,251,514
2024	160,000,000	25,107,492
Total	352,000,000	55,236,481

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Payable to franchisees	145,807,668	155,853,992	24,456,892
Business taxes and related tax surcharge	78,300,960	111,076,878	17,430,387
Accrued rental	20,675,146	27,957,242	4,387,101
Construction payable	11,902,821	13,888,585	2,179,422
Deposits payable	15,342,758	17,269,154	2,709,907
Payable for business combination and asset acquisitions	309,500	15,342,675	2,407,601
Accrued utilities	2,307,672	1,177,631	184,796
Others	26,050,148	38,715,905	6,075,370
Total	300,696,673	381,282,062	59,831,476

13.   OTHER LONG-TERM LIABILITIES

As of December 31, 2020 and 2021, other long-term liabilities are mainly comprised of deposits from franchisees of RMB104,562,713 and RMB118,803,438 (USD18,642,852), respectively.

14.   ORDINARY SHARES

The Group’s Class A and Class B ordinary shares are identical in all respects except for voting and conversion rights. On all matters upon which the holders are entitled to vote, the Class A shares and Class B shares then outstanding shall constitute 39.6% and 60.4% of the total voting power of the issued and outstanding shares of the Group, respectively.

15.   HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased-and-operated hotels and cost of providing franchise services and consist of the following:

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Rental	79,597,408	118,295,183	235,568,383	36,965,820
Utilities	19,119,300	15,372,385	25,782,913	4,045,902
Personnel cost	38,277,298	46,941,757	82,114,394	12,885,540
Depreciation and amortization	34,727,153	53,850,494	80,575,644	12,644,077
Consumable, food and beverage	32,337,115	43,257,796	69,495,702	10,905,392
Costs of hotel manager of franchised-and-managed hotels	96,565,044	91,664,745	114,779,305	18,011,378
Other costs of franchised-and-managed hotels	29,192,923	22,985,917	26,123,578	4,099,359
Others	9,010,238	9,291,029	16,936,986	2,657,782
Total	338,826,479	401,659,306	651,376,905	102,215,250

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

Share-based compensation expense of RMB26,490,395, RMB232,558 and RMB2,464,763 (USD386,775) was recognized in general and administrative expenses for the years ended December 31, 2019, 2020 and 2021. During the year ended December 31, 2019, 2020 and 2021, cash used to settle the related share-based compensation is nil, RMB1,186,271 and nil.

For options granted during the years ended December 31, 2019 and 2021, the weighted-average grant date fair value for options granted was USD3.57 and USD2.42, respectively computed using the binomial option pricing model. The binomial model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of the Group and comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The fair value of share options was estimated using the following significant assumptions:

	Granted in 2019	Granted in 2021
Risk-free interest rate	1.60%-2.60%	0.92%
Volatility	35.66%-37.98%	40%
Dividend yield	2.5%	2.5%
Life of option	6 years	6 years

The aggregate grant date fair value of the outstanding options was determined to be RMB39,628,188, RMB35,828,331 and RMB34,994,421 (USD5,491,388) as of December 31, 2019, 2020 and 2021, respectively and such amount shall be recognized as compensation expenses using the accelerate method for all employee share options granted. The total fair value of share options vested during the years ended December 31, 2019, 2020 and 2021 were RMB11,316,415, RMB8,610,259 and RMB8,319,569 (USD1,305,522).

As of December 31, 2021, there was RMB592,966 (USD 93,049) in total unrecognized compensation expense related to unvested options, which is expected to be recognized over a weighted-average period of 0.37 years.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.   SHARE BASED COMPENSATION (CONTINUED)

2018 Share Incentive Plan (continued)

The following table summarized the Group’s share option activity under the option plans:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Life	Value
		USD	Years	USD
Share options outstanding at December 31, 2020	991,000	12.27	3.13	1,257,200
Granted	6,000	12.00	—	—
Exercised	—	—	—	—
Forfeited	(4,500)	12.27	—	—
Expired	—	—	—	—
Share options outstanding at December 31, 2021	992,500	12.27	2.14	—
Vested and expected to vest at December 31, 2021	992,500	12.28	2.14	—
Exercisable as of December 31, 2021	742,125	12.24	2.14	—

17.   INCOME TAXES

Samoa

Under the current laws of Samoa, GreenTree Samoa is not subject to tax on income or capital gain.

Cayman Island

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.

Hong Kong

GreenTree Hotels (Hong Kong), Limited is subject to Hong Kong profit tax at a rate of 16.5% in the years ended December 31, 2019, 2020 and 2021. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented.

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

Shanghai Evergreen qualified as an HNTE in November 2017 and was entitled to a preferential income tax rate of 15% from 2017 to 2019. Shanghai Evergreen reapplied for HNTE in 2020 and was successful in obtaining the HNTE certificate. It is entitled to the preferential income tax rate of 15% from 2020 to 2023.

Shanghai Sipei qualified as an HNTE in 2020 and is entitled to a preferential income tax rate of 15% during 2021 to 2023.

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive income are as follows:

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Current tax	197,233,190	122,931,256	105,353,756	16,532,303
Deferred tax	(7,665,373)	(12,472,054)	3,535,126	554,739
Total	189,567,817	110,459,202	108,888,882	17,087,042

Reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years ended December 31,
	2019	2020	2021
PRC statutory tax rate	25%	25%	25%
Withholding tax on the PRC earnings distribution	3%	0%	10%
Effect of international rate difference	0%	1%	1%
Effect of preferential tax rate	(5)%	0%	(7)%
Tax effect of expenses that are not deductible in determining taxable profit	7%	5%	20%
Effective tax rate	30%	31%	49%

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.   INCOME TAXES (CONTINUED)

PRC (continued)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2019 2020 and 2021 are as follows:

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Deferred tax assets:
Net loss carryforward	22,229,252	53,089,828	8,330,952
Deferred revenue	132,881,621	115,049,834	18,053,829
Deferred rent	7,499,776	17,692,412	2,776,326
Bad debt expenses	7,622,390	30,328,801	4,759,251
Accrued expenses	15,971,223	17,687,519	2,775,558
Unrealised losses from equity securities	5,213,960	7,534,182	1,182,278
Valuation allowance	(24,186,707)	(59,426,713)	(9,325,349)
Total deferred tax assets	167,231,515	181,955,863	28,552,845
Deferred tax liabilities:
Depreciation of property and equipment	(3,990,387)	(6,099,754)	(957,185)
Unrealized gains from equity securities	(805,803)	(880,803)	(138,217)
Intangible assets arising from acquisition	(141,587,024)	(176,681,292)	(27,725,150)
Withholding tax on PRC earnings to be distributed	(43,191,602)	(64,929,920)	(10,188,921)
Total deferred tax liabilities	(189,574,816)	(248,591,769)	(39,009,473)

The Group offset deferred tax liabilities and assets pertaining to a particular tax-paying component of the Group within a particular jurisdiction.

Valuation allowances have been provided for net deferred tax assets in the legal entity where, based on all available evidence, it was determined by management that more likely than not to be realized in future years. As of December 31, 2021, the Group had tax losses carryforwards of RMB212,359,312 (USD33,323,810) which will expire between 2021 and 2025 if not utilized.

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise ("FIE") to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The cumulated undistributed earnings of the Group’s PRC subsidiaries the Group intends to indefinitely reinvested were RMB319,502,143 (USD50,136,858) as of December 31, 2021. The Group intends to indefinitely reinvest the remaining undistributed earnings of the Group’s PRC subsidiaries. As of December 31, 2021, the related PRC withholding tax liability unrecognized was RMB31,950,214 (USD5,013,686).

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.   INCOME TAXES (CONTINUED)

PRC (continued)

The Group made its assessment of the level of authority for each of its uncertain tax positions (including the potential application of interests and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time. RMB328,820,281 (USD51,599,077) of the uncertain tax positions, if ultimately recognized, would affect the effective tax rate.

Unrecognized tax benefits — January 1, 2020	261,641,717
Increases — tax positions in the current period	37,621,483
Decreases — tax positions in prior period	(8,583,298)
Unrecognized tax benefits — December 31, 2020	290,679,902
Unrecognized tax benefits — January 1, 2021	290,679,902
Increases — tax positions in the current period	108,672,095
Decreases — tax positions in prior period	(70,531,716)
Unrecognized tax benefits — December 31, 2021	328,820,281

In the years ended December 31, 2021, the Company recorded interest expense of RMB34,614,362 (USD5,431,749). In the years ended December 31, 2021, the Company reversed interest expense of RMB32,417,246 (USD5,086,973) due to lapse of statute of limitation. As of December 31, 2021, the accumulated interest expense and penalty recorded by the Group was RMB89,961,651 (USD14,116,946) and nil, respectively.

The Group’s PRC subsidiaries are subject to examination by the PRC tax authorities from 2016 through 2021 on non-transfer pricing matters, and from 2011 through 2021 on transfer pricing matters.

18.   MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries, subject to certain ceilings. The total contribution for such employee benefits were RMB28,700,397, RMB25,666,575 and RMB36,617,173 (USD5,746,033) for the years ended December 31, 2019, 2020 and 2021, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.   STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to make appropriations to certain statutory reserves, namely a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors for the foreign invested enterprises. For other subsidiaries incorporated in the PRC, the general reserve fund was appropriated based on 10% of net profits as reported in each subsidiary’s PRC statutory accounts. General reserve and statutory surplus funds are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare funds are restricted to capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. As of December 31, 2019, 2020 and 2021, the PRC statutory reserve funds amounted to RMB63,030,266, RMB 69,953,178 and RMB77,453,118 (USD12,154,084), respectively.

In addition, under PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of the Group’s PRC totaling RMB509,435,466, RMB777,732,187 and RMB936,799,320 (USD147,004,256) as of December 31, 2019, 2020 and 2021, respectively.

Furthermore, cash transfers from the Group’s PRC subsidiaries to the Group’s subsidiaries outside of the PRC are subject to the PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the Group’s PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.   RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Group in 2019, 2020 and 2021 consisted of:

Related Party	Nature of the party	Relationship with the Group
Alex S. Xu	Individual	Founder and CEO
Hui Xu	Individual	Brother of Alex S. Xu
Yan Zhang	Individual	Executive officer for catering management entities controlled by GTI
Wen Qi	Individual	Vice president, human resources and administration of the Group
GTI	Investment holding	Shareholder of the Group, controlled by Alex S. Xu
Shanghai Aotao Industrial Co., Ltd, together with its subsidiaries and VIE (“Aotao”) *	Catering management	Controlled by GTI
Getao Industrial (HK) Limited (“Getao”)	Catering management	Controlled by GTI
Shiquanmeiwei (Beijing) Catering and Management Co., Ltd.(“Shiquanmeiwei”) *	Catering management	Controlled by GTI
Da Niang Dumpling Catering Group Co., Ltd, together with its subsidiaries (“Da Niang Group”)	Catering management	Controlled by GTI
Beifu HongKong Indutrial Co,Limited (“Beifu HK”)	Catering management	Controlled by GTI
Shanghai JYHM Restaurant Management Co., Ltd. (“JYHM”)	Catering management	Controlled by GTI
Bellagio Restaurant Management Group (“Bellagio”)	Catering management	Controlled by GTI
Napa Infinity Winery (Shanghai) Inc. (“Napa”)	Wine distributor	Controlled by Hui Xu
Yibon	Hotel management	Equity investee of the Group
Shanxi Hanyuanbaili Hotel Management Co., Ltd. (“Hanyuan”) **	Hotel management	Equity investee of the Group
*	Aotao became a related party as it was acquired by a company controlled by GTI in January 2019. Shiquanmeiwei is also included in Aotao in 2019 and 2020.
**	Hanyuan was a subsidiary of the Group as in 2019 and 2020. In December 2021, the Group disposed 5% of the equity interests of Hanyuan and Hanyuan became equity investee of the Group.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.   RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a)	Related party balances

Due from related parties:	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Current:
GTI	—	206,256,382	32,366,128
Aotao	122,719	65,206,135	10,232,265
Beifu HK	—	26,127,660	4,100,000
Yibon	9,101,161	8,330,198	1,307,190
Hanyuan	—	3,406,100	534,491
Napa	500,000	500,000	78,461
JYHM	46,991	481,227	75,515
Getao	—	112,158	17,600
	9,770,871	310,419,860	48,711,650

Amounts due from GTI, Aotao and Beifu HK mainly comprised of loans maturing in one year. On May 16, 2022, GTI has entered in an agreement with GHG to settle these amounts with 100% equity interests of Da Niang Dumplings business and 83.9% equity interests of Bellagio Café business (Note 23).

Amounts due from Yibon mainly comprised of a loan repayable on demand with an interest rate of 6% per annum with pledge of one Yibon's leased-and-operated hotel.

Due to related parties:	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
Current:
Yibon	1,995,465	6,602,643	1,036,099
Napa	1,120,826	2,868,685	450,159
Da Niang Group	54,000	31,307	4,913
JYHM	27,962	27,992	4,392
	3,198,253	9,530,627	1,495,563

Amount due to Yibon comprised of receipts on behalf of Yibon which were unsecured, interest free and repayable upon demand.

Amount due to Napa comprised of the payable for purchase from Napa which were unsecured, interest free, and repayable upon demand.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.   RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b)	Related party transactions

During the years ended December 31, 2019, 2020 and 2021, related party transactions consisted of the following:

	Year ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Loan to Aotao	(167,279,750)	(479,356,500)	(186,051,400)	(29,195,524)
Repayment from Aotao	157,279,750	499,421,550	121,000,000	18,987,540
Advertising service from Aotao	—	(3,920,000)	(6,473,400)	(1,015,818)
Interest income from Aotao	1,316,854	2,316,856	—	—
Franchise management fee to Aotao	(24,941)	(41,867)	(49,648)	(7,791)
Loan to Da Niang Group	(274,800,000)	(40,000,000)	(39,800,000)	(6,245,488)
Repayment from Da Niang Group	274,800,000	40,000,000	39,800,000	6,245,488
Interest income from Da Niang Group	875,315	352,882	—	—
Service purchased from Da Niang Group	(339,121)	(724,045)	(221,389)	(34,741)
Sublease revenue from Da Niang Group	—	36,000	27,000	4,237
Sublease revenue from JYHM	385,355	284,179	261,392	41,018
Service purchased from JYHM	(18,418)	(40,000)	(667,751)	(104,785)
Advance from JYHM	312,141	—	—	—
Loan to GTI	(192,558,675)	—	(206,256,382)	(32,366,127)
Repayment from GTI	184,134,046	8,424,629	—	—
Interest income from GTI	907,880	—	—	—
Purchase from Napa	(3,576,659)	(2,059,566)	(2,547,178)	(399,708)
Revenue from Napa	2,358,491	—	—	—
Loan to Yibon	—	(9,000,000)	(3,000,000)	(470,766)
Repayment from Yibon	—	—	3,750,000	588,457
Franchised revenue from Yibon	681,239	852,287	1,251,888	196,449
Interest income from Yibon	—	18,667,117	544,352	85,421
Loan to Beifu HK	—	—	(169,511,160)	(26,600,000)
Repayment from Getao on behalf of Beifu HK	—	—	143,383,500	22,500,000
Loan to Hanyuan	—	—	(3,406,100)	(534,491)
Service purchased form Bellagio	—	—	(367,804)	(57,716)

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.   COMMITMENTS AND CONTINGENCIES

Operating lease commitments

As lessee

The Group has entered into lease agreements for business office and certain hotels which it operates. Such leases are classified as operating leases.

Future minimum lease payments under non-cancellable operating lease agreements as of December 31, 2021 were as follows:

	Year Ended December 31,
	2021	2021
	RMB	USD
2022	242,184,649	38,004,056
2023	245,430,752	38,513,441
2024	237,485,118	37,266,597
2025	227,387,087	35,681,996
2026	221,263,039	34,720,999
Thereafter	1,544,810,968	242,414,551
Total	2,718,561,613	426,601,640

As lessor

The Group subleases its leased assets under operating lease arrangements for terms ranging from one to twenty years. The terms of the leases generally also require the tenants to pay security deposits and provide for periodic rent adjustments according to the then prevailing market conditions.

As of December 31, 2021, the Group had total future minimum lease receivables under non-cancellable operating leases with its tenants falling due as follows:

	Year Ended December 31,
	2021	2021
	RMB	USD
2022	76,370,033	11,984,125
2023	69,781,327	10,950,213
2024	63,727,168	10,000,183
2025	60,375,233	9,474,192
2026	55,245,491	8,669,223
Thereafter	226,933,574	35,610,830
Total	552,432,826	86,688,766

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.   COMMITMENTS AND CONTINGENCIES (CONTINUED)

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

22.   EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented is calculated as follows:

	Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Numerator:
Net income used in calculating earnings per share-basic and diluted	442,718,263	261,344,391	117,438,250	18,428,624
Denominator:
Weighted average number of Class A ordinary shares outstanding used in calculating basic and diluted earnings per share	67,315,727	68,286,954	68,286,954	68,286,954
Weighted average number of Class B ordinary shares outstanding used in calculating basic and diluted earnings per share	34,762,909	34,762,909	34,762,909	34,762,909
Allocation of undistributed earnings — basic and diluted:
To Class A Shares	291,950,431	173,182,301	77,821,553	12,211,900
To Class B Shares	150,767,832	88,162,090	39,616,697	6,216,724
Basic and diluted earnings per share:
To Class A Shares	4.34	2.54	1.14	0.18
To Class B Shares	4.34	2.54	1.14	0.18

In January 2020, the Company issued 870,908 Class A ordinary shares as a portion of purchase consideration for the acquisition of Urban Hotel Group, are included in the computation of basic and diluted earnings per shares for the year ended December 31, 2020 upon the completion of the acquisition of Urban Hotel Group.

The Group did not include share options in the computation of diluted earnings per share for the years ended December 31, 2019, 2020 and 2021 because those share options were anti-dilutive for earnings per share.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.   SUBSEQUENT EVENTS

On May 13, 2022, the Company announced that its board of directors has authorized a share repurchase program under which the Company may repurchase up to US$20 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing one Class A ordinary share, and/or (ii) Class A ordinary shares over the next 12 months.

Subsequent to December 31, 2021, the Group made new loans of RMB162million (USD25.4million) to GTI and its subsidiaries, and these companies repaid RMB42million (USD6.6million). As of May 16, 2022, amounts due from GTI and its subsidiaries amounted to RMB403.5 million (USD63.1 million), and the amount due to GTI was RMB3.7 million (USD0.6 million).

On May 16, 2022, the Company entered into a definitive agreement (the “Sale and Purchase Agreement”) to acquire Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China (collectively, the “Target Businesses”), from GTI, the Company’s controlling shareholder, and a letter agreement (the “Letter Agreement”) in relation to the Sale and Purchase Agreement. Pursuant to the Sale and Purchase Agreement, the Company will acquire all of the issued and outstanding shares in Gen-Spring Limited, which at closing will own (i) all of the issued and outstanding equity interests in the Da Niang Dumplings business, and (ii) approximately 83.9% of the issued and outstanding equity interests in the Bellagio business, for an aggregate purchase price equal to the USD equivalent of RMB399.8 million (the “Proposed Acquisition”). Upon closing, GTI and its subsidiaries will fully settle all outstanding amounts due to the Company and from the Company aforementioned above in lieu of receiving consideration for the purchase price to be paid by the Company (“Consideration”).

The board of directors of the Company formed a special committee (the “Special Committee”) consisting solely of independent directors to consider the Proposed Acquisition. With the assistance of its own independent financial and legal advisors, the Special Committee assessed the Proposed Acquisition and conducted arm's-length negotiations with GTI in relation to the Proposed Acquisition. The Special Committee has received from its independent financial advisor a written opinion to the effect that the Consideration is fair, from a financial point of view, to the Company. Acting upon the unanimous recommendation of the Special Committee, the board of directors approved the Proposed Acquisition.

The closing of the Proposed Acquisition is subject to the satisfaction or waiver of customary closing conditions. Management and the directors of the Group have assessed that it is probable that the waiver of the above conditions will be obtained, and currently expects that the closing will occur in the second half of 2022. As the Group and the Target Businesses are under the common control of GTI before and after the Proposed Acquisition, management expects to account for the acquisition as a common control transaction in a manner similar to the pooling-of-interests method.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2020	2021	2021
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	193,351,177	22,609,979	3,547,999
Investments in equity securities	65,420,098	59,114,452	9,276,347
Amounts due from subsidiaries	14,683,443	113,057,771	17,741,232
Amounts due from a related party	—	202,502,545	31,777,068
Other current assets	1,356,058	—	—
Total current assets	274,810,776	397,284,747	62,342,646
Non-current assets:
Investments in subsidiaries	1,852,091,157	1,977,459,895	310,306,609
Equity securities with readily determinable fair values	236,812,139	39,852,428	6,253,716
TOTAL ASSETS	2,363,714,072	2,414,597,070	378,902,971

LIABILITIES AND EQUITY
Current liabilities:
Dividends payable	—	40,999,458	6,433,710
Short-term bank loans	—	30,200,000	4,739,039
Long-term bank loans	—	121,800,000	19,113,078
Amounts due to subsidiaries	248,360,177	350,308,050	54,970,977
Total current liabilities	248,360,177	543,307,508	85,256,804
Non-current liabilities:
Other long-term liabilities	12,322,640	13,604,452	2,134,835
Total liabilities	260,682,817	556,911,960	87,391,639
Shareholders’ Equity:
Class A ordinary shares (USD0.50 par value per share; 400,000,000, 400,000,000 and 400,000,000 shares authorized as of December 31, 2019, 2020 and 2021; 67,416,046, 68,286,954 and 68,286,954 shares issued and outstanding as of December 31, 2019, 2020 and 2021, respectively)	222,587,070	222,587,070	34,928,768
Class B ordinary shares (USD0.50 par value per share; 100,000,000 , 100,000,000 and 100,000,000 shares authorized as of December 31, 2019, 2020 and 2021; 34,762,909, 34,762,909 and 34,762,909 shares issued and outstanding as of December 31, 2019, 2020 and 2021, respectively)	115,534,210	115,534,210	18,129,839
Additional paid-in capital	1,149,280,404	1,151,384,306	180,677,323
Retained earnings	570,042,924	326,298,618	51,203,374
Accumulated other comprehensive income	45,586,647	41,880,907	6,572,028
Total Shareholders’ Equity	2,103,031,255	1,857,685,111	291,511,332
TOTAL LIABILITIES AND EQUITY	2,363,714,072	2,414,597,070	378,902,971

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
General and administrative expenses	(33,538,433)	(9,967,834)	(18,917,120)	(2,968,509)
interest income	5,970,063	8,173	173,316	27,197
Interest expense	(646,315)	—	—	—
Gains on investments in equity securities	6,473,358	(11,392,623)	11,519,174	1,807,610
Share of profit in subsidiaries, net (Note a)	464,459,590	282,696,675	124,662,880	19,562,326
Income before tax and net income	442,718,263	261,344,391	117,438,250	18,428,624
Other comprehensive income, net of tax - Foreign currency translation adjustments	2,933,162	(19,714,207)	(6,497,403)	(1,019,584)
Unrealized gains on available-for-sale investments, net of reclassification	—	—	2,791,663	438,073
Comprehensive income	445,651,425	241,630,184	113,732,510	17,847,113

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of cash flows

	Year Ended December 31,
	2019	2020	2021	2021
	RMB	RMB	RMB	USD
Operating activities:
Net income	442,718,263	261,344,391	117,438,250	18,428,624
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Share-based compensation	26,490,395	232,558	2,464,762	386,775
Losses and impairment (Gains) on equity securities held	(6,473,358)	11,392,623	(11,519,174)	(1,807,610)
Share of profit in subsidiaries, net	(464,459,590)	(282,696,675)	(124,662,880)	(19,562,326)
Changes in operating assets and liabilities:
Other current assets	1,700,582	1,060,670	—	—
Bad debt	—	—	1,356,058	212,795
Amounts due from subsidiaries	(6,271,868)	(8,411,575)	(145,361)	(22,810)
Amounts due to subsidiaries	(2,166,524)	243,436,001	(2,552,126)	(400,484)
Other long-term liabilities	7,475,856	4,846,781	1,281,813	201,144
Net cash provided by (used in) operating activities	(986,244)	231,204,774	(16,338,658)	(2,563,892)

Investing activities:
Payment on behalf of subsidiaries	—	—	(98,589,828)	(15,470,895)
Payment for acquisitions	(52,903,471)	(6,041,736)
Investment to subsidiaries	(2,938,656)	(2,938,656)	—	—
Proceeds from disposal of equity securities and dividends received from equity securities	—	—	210,930,633	33,099,619
Purchases of investments in equity securities	(247,415,003)	(65,114,997)	—	—
Loan to a related party	(192,558,675)	—	(368,750,648)	(57,865,024)
Repayment from a related party	26,672,779	8,424,629	143,383,500	22,500,000
Net cash used in investing activities	(469,143,026)	(65,670,760)	(113,026,343)	(17,736,300)

Financing activities:
Proceeds from bank loans	—	—	152,000,000	23,852,117
Payment for initial public offering costs	—	—	—	—
Distribution to the shareholders (note 1)	(226,951,236)	—	(195,683,098)	(30,706,948)
Net cash used in financing activities	(226,951,236)	—	(43,683,098)	(6,854,831)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(2,355,347)	5,679,523	2,306,901	362,003

Net increase (decrease) in cash and cash equivalents and restricted cash	(699,435,853)	171,213,537	(170,741,198)	(26,793,020)
Cash and cash equivalents and restricted cash at beginning of the year	721,573,493	22,137,640	193,351,177	30,341,019
Cash and cash equivalents and restricted cash at end of the year	22,137,640	193,351,177	22,609,979	3,547,999

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

(a)	Basis of presentation

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