Form 20-F
period 2022-12-31
GreenTree Hospitality Group Ltd.
filed 2023-04-28
CIK 1724755

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022.

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
1228 Zhongshan North Road, Putuo District
Shanghai 200065
People’s Republic of China
(Address of principal executive offices)
Contact Person: Dr. Yiping Yang, Chief Financial Officer
+86-21-3617-4886
1228 Zhongshan North Road, Putuo District
Shanghai 200065
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

67,416,046 Class A ordinary shares were outstanding as of December 31, 2022

34,762,909 Class B ordinary shares were outstanding as of December 31, 2022

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.      ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes  ☐ No

GREENTREE HOSPITALITY GROUP LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2022

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2020, 2021 and 2022, and as of December 31, 2021 and 2022.

Our ADSs are listed on the New York Stock Exchange under the symbol “GHG.”

Currency Translations

This annual report on Form 20-F contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB6.8972 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

We conduct all of our operations in China and all of our revenues are derived from our operations there. As the travel and hospitality industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many aspects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While China’s economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The growth rate of China’s GDP decreased in the past few years. We cannot assure you that China’s economy will continue to grow, or that if there is growth, such growth will be steady and uniform. If there is a slowdown, such a slowdown could have a negative effect on our business. There is also a possibility that China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate may be based on several current or emerging factors, including: (i) occurrence of unusual circumstances; (ii) overinvestment by the government and businesses and excessive credit offered by banks; (iii) a rudimentary monetary policy; (iv) excessive privileges to state-owned enterprises at the expense of private enterprises; (v) the dwindling supply of surplus labor; (vi) a decrease in exports due to weaker overseas demand; (vii) failure to boost domestic consumption; and (viii) challenges resulted from international situations.

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

While the PRC economy has experienced significant growth in the past, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operations could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government also has significant authority to exert influence on the ability of an issuer with substantial operations in China, such as our company, to conduct securities offerings overseas and/or allow any foreign investments in issuers with substantial operations in China, which could result in a material change in our operations and/or the value of our ADSs. In particular, the China Securities Regulatory Commission has published the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and several guidelines for the application of regulatory rules concerning overseas offerings and listings, which exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers with substantial operations in China. Such control could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including our ADSs, to significantly decline or become worthless. See “— Uncertainties with respect to the Chinese legal system could adversely affect us.” In addition, the PRC government has implemented in the past certain measures to control the pace of economic growth. These measures may cause decreased economic activity, which in turn could lead to a reduction in demand for our services and consequently have a material adverse effect on our businesses, financial condition and results of operations.

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

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the COVID-19 outbreak, the PRC National People’s Congress’ passage of Hong Kong national security legislation and decision of the National People’s Congress on improving the electoral system of the Hong Kong, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, the imposition of sanctions on certain individuals from the U.S. by the Chinese government and various executive orders issued by former U.S. President Trump. Rising political tensions between China and the U.S. could reduce levels of trade, investment, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may cause investors to lose confidence in Chinese companies and counterparties, including us.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC and other governments. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. While the RMB appreciated approximately 6.3% and 2.3%, respectively, against the U.S. dollar in 2020 and 2021, the RMB depreciated approximately 8.2% against the U.S. dollar in 2022. It remains unclear what further fluctuations may occur.

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

As a holding company, we rely principally on dividends and other payments from our wholly owned operating subsidiaries in China for our cash requirements, including funds necessary to service any debt we may incur, to pay dividends and other cash distributions to our shareholders and to pay our operating expenses. If our subsidiaries or any their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of December 31, 2020, 2021 and 2022, total statutory reserves of our PRC subsidiaries were RMB70.0 million, RMB77.5 million and RMB78.3 million (US$11.4 million). These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer their net assets to the company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB777.7 million, RMB936.8 million and RMB898.6 million (US$130.3 million) as of December 31, 2020, 2021 and 2022, respectively. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to us or any of our other subsidiaries could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. Also, see “— Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs may be subject to PRC withholding tax on dividends on, and gains realized on their transfer of, our ADSs.”

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

The audit report included in this annual report is prepared by an auditor which the U.S. Public Company Accounting Oversight Board was unable to inspect and investigate completely before 2022 and, as such, our investors have been deprived of the benefits of such inspections in the past, and may be deprived of the benefits of such inspections in the future.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have preliminarily identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world, and the final inspection reports is expected to be completed and made public in 2023. If audit firms in China had been subject to such inspections in the past, such deficiencies may have been identified earlier and these audit firms, including our auditor, may have taken remedial measures to address any such deficiencies, and the historical inability of the PCAOB to inspect audit firms in China has deprived our investors of the benefits of such inspections. Because our auditor was not subject to such inspections before 2022, we cannot assure you that it will have sufficient time to fully address any deficiency that may be identified as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

In addition, while the PCAOB announced in December 2022 that it secured complete access to inspect and investigate registered public accounting firms headquartered in China, we cannot assure you that the PCAOB will continue to have such access in the future. If the PCAOB is not able to inspect and investigate completely auditors in China for any reason, such as any change in the position of the governmental authorities in China in the future, our investors may be deprived of the benefits of such inspections again.

If the PCAOB determines that it is unable to inspect or investigate completely our auditor at any point in the future, our ADSs may be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, as amended, or the HFCA Act, and any such trading prohibition on our ADSs or threat thereof may materially and adversely affect the price of our ADSs and value of your investment.

The HFCA Act was signed into law on December 18, 2020 and amended pursuant to the Consolidated Appropriations Act, 2023 on December 29, 2022. Under the HFCA Act and the rules issued by the SEC and the PCAOB thereunder, if we have retained a registered public accounting firm to issue an audit report where the registered public accounting firm has a branch or office that is located in a foreign jurisdiction and the PCAOB has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, the SEC will identify us as a “covered issuer”, or SEC-identified issuer, shortly after we file with the SEC a report required under the Securities Exchange Act of 1934, or the Exchange Act (such as our annual report on Form 20-F) that includes an audit report issued by such accounting firm; and if we were to be identified as an SEC-identified issuer for two consecutive years, the SEC would prohibit our securities (including our shares or ADSs) from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our auditor, Ernst & Young Hua Ming LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by Ernst & Young Hua Ming LLP on May 17, 2022, the SEC conclusively identified us as an SEC-identified issuer on June 14, 2022. As such, we are required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in this annual report. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Ernst & Young Hua Ming LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we do not expect to be identified as an SEC-identified issuer again in 2023. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

If we are identified as an SEC-identified issuer again in the future, we cannot assure you that we will be able to change our auditor or take other remedial measures in a timely manner, and if we were to be identified as an SEC-identified issuer for two consecutive years, we would be delisted from the NYSE and our securities (including our shares and ADSs) will not be permitted for trading “over-the-counter” either. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition or any threat thereof would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition or any threat thereof would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects. Moreover, the implementation of the HFCA Act and other efforts to increase the U.S. regulatory access to audit information could cause investor uncertainty as to China-based issuers’ ability to maintain their listings on the U.S. national securities exchanges and the market price of the securities of China-based issuers, including us, could be adversely affected.

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

Our success could be adversely affected by the performance of our franchised-and-managed hotels. As of December 31, 2022, we franchised-and-managed approximately 98.5% of our hotels, and we derived 72.9%, 64.2% and 62.2% of our revenues from those hotels in 2020, 2021 and 2022, respectively, which include revenues from membership fees of franchised-and-managed hotels. We plan to increase the number of franchised-and-managed hotels in operation to increase our national presence in China. Our franchisees may not be able to develop or construct hotel properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. If our franchisees reduce their investments in the hospitality industry, develop or construct fewer hotel properties, or abandon such development or construction altogether, our business, results of operations and financial condition may be materially and adversely affected.

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

We franchise hotels to third parties pursuant to franchise agreements. These franchise agreements may be renegotiated or may expire. The versions of franchise agreements we have used during recent years typically have an initial term of 10 to 20 years except for the franchise agreements with our Shell franchisees. We plan to renew our existing franchise agreements upon expiration or renegotiate with our franchisees for new franchise agreements. However, we may be unable to retain our franchisees on satisfactory terms, or at all. If a significant number of our existing franchise agreements expire and new franchisees do not cover those expired franchises, our revenue and profit may decrease in the future, and our results of operations could be materially and adversely affected.

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

As of December 31, 2022, we operate 61 leased-and-operated hotels. Out of our 61 leased-and-operated hotels, 11 have not obtained fire prevention safety inspection certificates, nine have not obtained public area hygiene permits, 12 have not obtained special industry permits, six which engage in catering business have not obtained the food operation permits, and two are in the process of applying for food operation permits. Three of our leased and operated hotels share and operate on the same premises as our other leased and operated hotels; these three leased and operated hotels have not obtained, and are unlikely to be able obtain their own licenses. Given the significant discretion local government authorities have in the examination of our application as well as other factors beyond our control in certain areas, we may be unable to obtain our food operation permits at all.

In addition, we have only been provided with and reviewed the relevant governmental approvals and permits for the operation of 3,315 out of our 3,998 franchised-and-managed hotels in total in operation as of December 31, 2022, and have found that:

●	approximately 0.51% of these hotels did not provide us with the business license;
●	approximately 4.43% of these hotels did not provide us with the special industry license;
●	Approximately 6.64% of these hotels did not provide us with the fire prevention safety inspection certificate; and
●	approximately 10.89% of these hotels did not provide us with the public hygiene license.

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

Due to our rapid expansion in recent years, we have added a large number of new franchised-and-managed hotels into our hotel network, some of which may not be able to provide consistent and high-quality service to meet our standards. To avoid potential damage to our brand name and to ensure the quality of services provided to our guests, we may terminate our franchise agreements with such franchisees. In addition, if any of our franchisees defaults or commits wrongdoing and fails to cure defaults or wrongdoings, we may also need to terminate our franchise agreements. Although our franchise agreements typically allow us to terminate the agreements under many circumstances, our franchisees may dispute our termination or our claim and in such cases we have to submit such disputes for the settlement by courts or arbitration. For example, as of December 31, 2022 we had 15 pending legal proceedings with the franchised-and-managed hotels. Also, we have in the past closed and may close in the future certain franchised-and-managed hotels as a result of disputes with the franchisees for their failure to comply with our requirements on, among other things, the punctual payment of our franchise fees or management fees, the decoration or operation standard, use of our brand, maintenance of the hotel condition and appearance, the avoidance of competition between the franchisees, including keeping appropriate distances between the franchised-and-managed hotels. For example, for the year ended December 31, 2022, we terminated 93 franchised-and-managed hotels that did not comply with our brand and operating standards, respectively. If a significant number of our existing franchise agreements are terminated early, our revenue and profit may decrease in the future.

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

During the past few years, we have sought to convert some hotels from the leased-and-operated model over to the franchised-and-managed model through selling relevant business assets and handed over the management of such hotels, in most of the cases pursuant to an asset, business and personnel transfer agreement, or Transfer Agreements, to certain individuals or entities that have subsequently entered into franchise agreements with us and have therefore become our new franchisees. According to the Transfer Agreements, such new franchisees shall take over and operate such hotels on their own account and shall take the risks and enjoy the benefit of operating such hotels from the completion of the transfer contemplated by such agreements. However, the Transfer Agreements typically allow our franchisees under such arrangements to continue to use the hotel’s permits that were previously obtained by us and remain in the name of our company for a transitional period. As of December 31, 2022, one of the abovementioned new franchisees were still using our relevant hotels’ permits. All of these franchisees have executed a supplementary agreement which requires them to stop using and return to us our hotels’ permits upon execution of the supplementary agreements. Such supplementary agreements also require the franchisees to indemnify us against all losses, costs or liabilities incurred by us for their defaults under such agreements. However, if any franchisees refuse to return and continue to use any of our hotels’ permits, our company could be held liable as the registered permit holder for any regulatory non-compliance on the part of our franchisees. As a result, any breach by our franchisees of relevant regulations could cause us to incur relevant legal liability under PRC law, which may materially affect our brand image and our results of operations. In addition, in such instances, because the relevant leases have not been transferred to our new franchisees, we continue to be the tenants of the relevant hotel premises and we remain liable to pay the rent to our landlords, and may not thereafter be fully compensated by the new franchisees. As a result, our result of operations and financial conditions may be materially and adversely affected by the default of such franchisees. Furthermore, such arrangement between us and the new franchisees could be deemed as a sublease, and our landlords may claim that our subleasing arrangement without our landlords’ consent constitutes a default. In such cases, we may be required by our landlords to terminate sublease arrangements and compensate their losses, if any, which may further increase our costs and risks. Moreover, we may not be able to enforce our rights against the franchisees under the supplementary agreements, which would hinder our ability to prevent the franchisees from using our hotel permits and negatively impact our business and our reputation.

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

For most of our franchised-and-managed hotels and all but four of our leased-and-operated hotels, we and our franchisees do not hold property ownership with respect to the premises under which those hotels are operated. Instead, we and our franchisees rely on leases or contracted management arrangements with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2022, 26 of the ultimate owners of the properties of our leased-and-operated hotels failed to provide us with the relevant title certificates. As to these 26 ultimate owners, if they have not obtained and provided such title certificates because the relevant properties were constructed by such ultimate owners without having obtained or in violation of a construction project planning permit, our of such properties may be challenged or even invalidated by a government authority or relevant dispute resolution institution. Meanwhile, the property title certificates for the premises on which approximately half of our leased-and-managed hotels are located have a different designated use from the actual usage of those properties, and our lease of such properties may be challenged by relevant government authorities and subject us to cessation of operations or fines in an amount of up to RMB30,000 for each property or approximately RMB480,000 in aggregate. If the property owners’ title and the legal rights of our franchisees and us to the leases of such properties are successfully challenged by a government authority or dispute resolution institution as mentioned above, the development or operations of our hotels on such properties could be adversely affected.

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

Our growth depends on our ability to open and profitably operate new hotels under both franchised-and-managed model and leased-and-operated model. In 2020, 2021 and 2022, we opened 528, 693 and 287 new franchised-and-managed hotels, respectively. In 2020, 2021 and 2022, we opened ten, 29 and eight new leased-and-operated hotels, respectively. We plan to increase the number of our hotels in the future. We may not be successful in identifying and leasing or franchising additional hotel properties at desirable locations and on commercially reasonable terms or at all. In more developed cities, it may be difficult to increase the number of hotels because we or our competitors may already have operations in such cities. In less developed cities, demand for our hotels may not increase as rapidly as we expect. We also may incur substantial costs in connection with evaluating hotel properties and negotiating with property owners, including ones that we are subsequently unable to lease or franchise.

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

We have experienced substantial growth since our inception. We have increased the number of our total hotels in operation in China from eight as of December 31, 2005 to 4,059 as of December 31, 2022, and we intend to focus on developing additional franchised-and-managed hotels in different geographic locations in China and internationally, as well as growing through mergers, acquisitions and strategic alliances. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological, financial and other resources. There can be no assurance that we will be able to effectively manage our growth. If our growth initiatives fail, and if we fail to integrate new alliances, merged entities or acquired targets into our network, our businesses and prospects may be materially and adversely affected.

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

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, in 2018, we acquired the majority of the equity interests in several hotel operating entities. In 2019, we acquired several properties for strategic development purpose. In 2020, we acquired all the hotel assets from a hotel management company located in Guangxi, and thereafter opened one leased-and-operated hotel under “GreenTree Eastern” brand. In 2021, we have acquired some hotels in some cities where we had limited number of leased and operated hotels or we did not have any leased and operated hotels. In 2022, we opened eight leased and operated hotels, all located near transportation hubs, central business districts, or government centers in Shanghai, Chongqing, Hangzhou, Taiyuan, Haikou and Karamay.

The existing and future acquisitions or investments may expose us to potential risks, including risks associated with unforeseen or hidden liabilities, risks that acquired or invested companies will not achieve anticipated performance levels, diversion of management attention and resources from our existing business, difficulty in integrating the acquired businesses with our existing operational infrastructure, and inability to generate sufficient revenues to offset the costs and expenses of acquisitions or investments. For example, in January 2019, we became a major shareholder of Argyle via an acquisition transaction. The sellers, including Argyle Hotel Management Group (Australia) Pty Ltd and its founder, Mr. Kevin Zhang, failed to achieve the performance targets committed by them and since the middle of 2022 we have been in dispute with the sellers as to fulfillment of the committed performance targets and/or compliance with local laws and regulations. Such disputes have diverted the attention of our management, caused us to incur expenses and will further cause losses to us. In addition, in March 2021, we entered into a letter of intent with Shanghai Hongyuan Shengshi Investment Development Co., Ltd, or Hongyuan Shengshi, to purchase two properties from Hongyuan Shengshi and we paid to Hongyuan Shengshi an earnest fee of RMB200 million. In December 2022, Hongyuan Shengshi went bankrupt, as a result of which, we will not be able to reclaim the earnest fee in full or at all. As of December 31, 2022, Hongyuan Shengshi has returned a total of RMB 22.4 million to us.

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

We intend to diversify our brand portfolio and mix of hospitality offerings with existing brands, including GreenTree Eastern, Gem, Gya, Vx, Deep Sleep, Greentree Inns, GT Alliance, GreenTree Apartment, Vatica, Geli and Shell to cover market segments from economy to business and mid-to-up-scale.

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

Historically, we have derived a portion of our revenues from our members and from our cooperation arrangements with certain corporate members such as banks, airlines and other large companies. In 2020, 2021 and 2022, we sold approximately 91% of our room nights through our direct sales channels. We expect that these members and corporate members will contribute to the growth of our business in the near future.

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

On February 1, 2013, China’s initial personal data protection guidelines, the Guidelines for Personal Information Protection in Information Security Technology Public and Commercial Service Systems, became effective, which guidelines set forth detailed requirements as to the protection of personal information and data collection, data processing, data transfer and data creation. Although these guidelines are voluntary and non-binding, we are advised by our PRC counsel that, going forward, further regulatory oversight of data privacy in China is expected. In addition, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a PRC citizen’s personal information obtained during the course of performing their duties or providing services, or obtaining such information through theft or other illegal means. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cybersecurity Law of the PRC, which became effective on June 1, 2017. On August 20, 2021, the Standing Committee of the PRC National People’s Congress issued the Personal Information Protection Law of the PRC, which became effective on November 11, 2021. Pursuant to such law, providers of network products and services shall maintain the security of their products and services and shall comply with provisions regarding the protection of personal information as stipulated under relevant laws and regulations. Moreover, the Provisions on Protection of Personal Information of Telecommunication and Internet Users specifically regulates the collection, use, disclosure and security of personal information. Complying with these PRC laws and regulations may cause us to incur substantial costs or require us to change our business practices.

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

Our brand, trade name, trademarks and other intellectual property are critical to our success. The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our brands. As of December 31, 2022, we had a total of 456 trademarks, 74 software registration certificates, and one copyright registered in China. The expiration dates of our trademarks fall between 2023 and 2033. Once the ten-year term of our registered trademarks has expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. If we are unable to renew one or more trademark registrations, our ability to use such trademarks could be impaired, and our business and results of operations could be materially and adversely affected.

Furthermore, the unauthorized reproduction or infringement of our trade name or trademarks or other intellectual property could diminish the value of our brand and its market acceptance, competitive advantage or goodwill. For example, our proprietary operational IT system, which has not been patented, copyrighted or otherwise registered as our intellectual property, is a key component of our competitive advantage and our growth strategy. As of December 31, 2022, we have received 74 software registration certificates for certain of our proprietary information and operational systems including our Central Reservation System (CRS), Property Management System (PMS) and certain other quality control systems. Although we have been granted software registration certificates in respect of some of our proprietary information and operational systems, these systems could be infringed upon by third parties, which may adversely affect our business, financial condition and results of operations. Because the protection of a company’s intellectual property provided under PRC laws and regulations is less than that afforded under United States laws and regulations, the measures we take to protect our brands, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brands, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. For example, in order to protect our brands, in the past we have filed lawsuits against certain hotel operators which had alleged to be our franchised-and-managed hotels but have not entered into any agreements with us.

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

We have been, and may in the future be, a party to litigation and other proceedings filed by or against us, including actions relating to among others property lease, franchise agreements with our franchisees, infringement of our brands, employment-related disputes, personal injury, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. Various disputes in connection with the properties we lease or with the franchise agreements may occur from time to time, which may cause our hotel operations to be affected or in the worst-case scenario, to be ceased. For example, as of December 31, 2022 we had three pending legal proceedings in connection with the leased hotel properties, 10 pending legal proceedings in connection with trademarks, and 15 pending legal proceedings in connection with franchised-and-managed hotels. In addition, the research and examinations that we conduct on both the hotel properties and the potential franchisees before entering into franchise agreements, may not be sufficient for us to identify all relevant information. As a result, we may be in dispute with our franchisees, which may result in litigation filed by or against us. See “Our Business — Legal Proceedings.”

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

As an operator and manager of our leased hotel properties, we are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local land and real estate administration bureau. Our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2022, because our lessors failed or were reluctant to provide necessary documents for us to register the leases, 57 lessors of our leased-and-operated hotels had not obtained registrations of their leases from the relevant authorities as required despite our repeated requests to these lessors to obtain registrations, as required under our lease agreements with them. In addition, based on the specific land use right certificates and property ownership certificates held by some of our lessors of the leased-and-operated hotels, approximately half of the 61 hotel properties we own or lease and operate are restricted to industrial and other uses, rather than qualified for hotel operation use. The failure of these 57 lessors to register lease agreements as required by law or to ensure that the hotel properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties in the amount of up to RMB10,000 for each hotel property or approximately RMB310,000 in aggregate, which may negatively affect our ability to operate the hotels covered under those leases. Moreover, the failure to use the property in compliance with the intended usage designated by the land use right certificates or the property ownership certificates may subject the lessors or us to fines in the amount of up to RMB30,000 for each property, invalidate the lease agreements, confiscation of relevant gains or subject them or us to temporary suspension or termination of operations.

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

For example, as of December 31, 2022, approximately 10.9% of our room nights are booked through OTAs, to whom we pay agency fees for such services. If we were to have a dispute with an OTA, the volume of our room inventory booked through such OTA may decline, or the OTA may block reservations of our rooms or remove our hotels from their website entirely, pending resolution of the dispute. As a result, our business and results of operations may be adversely affected.

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

In 2020, 2021 and 2022, approximately 8.9% of our room nights were booked through OTAs to whom we pay commissions for such services. If these intermediaries and consolidators become the primary channel through which our guests make their bookings, they may be able to negotiate higher commissions, reduced room rates, or other significant concessions from us. The operations of these travel intermediaries and consolidators may adversely affect our ability to control the supply and price of our room inventory, which would in turn adversely affect our margins and profitability.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual.

GTI beneficially owns 83.9% of our Class A ordinary shares, 100% of our Class B ordinary shares and 93.7% of the aggregate voting power of our total issued and outstanding share capital. The voting power of our company owned by GTI is indirectly owned by Mr. Alex S. Xu, our founder, chairman and chief executive officer, as he owns 83.9% of voting power of GTI, which entitles Mr. Xu to nominate or replace all directors of GTI, and determine how GTI exercises the voting power in our company. As long as GTI or Mr. Alex S. Xu owns at least 50% of the voting power of our company, we will be a “controlled company” as defined under the NYSE Listed Company Manual. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors, although we have no current intention to rely on the controlled company exemption. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

We adopted our 2018 share incentive plan in January 2018, pursuant to which we may grant options to purchase up to 9,000,000 of our Class A ordinary shares. Options granted to our employees generally vest either ratably over the following four years starting after the first/second/third anniversary of date of our initial public offering in the U.S., or 50% on the date of our initial public offering in U.S. and another 50% on December 31, 2019, as applicable; options granted to our directors vested 100% on the first anniversary of the date of our initial public offering in the U.S. As of December 31, 2022, we had outstanding options with respect to 940,500 Class A ordinary shares that have been granted to our employees, directors and consultants under the 2018 share incentive plan. As a result of our grants of awards under the 2018 Plan, we incurred share-based compensation expenses of RMB0.23 million, RMB2.46 million and RMB-0.06 million (US$-0.01 million) in 2020, 2021 and 2022. We are required to account for share options granted to our employees, directors and consultants in accordance with Codification of Accounting Standards, or ASC 718, “Compensation — Stock Compensation” and ASC 505-50, “Equity, Equity-Based Payments to Non-Employees.” We will continue to incur and recognize additional share-based compensation expenses in the future as we continue to grant share-based incentives. We believe such incentives are necessary for us to be able to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and liquidity position.

A material weakness in our internal control over financial reporting has been identified. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.

We are required to assess the effectiveness of our disclosure controls and procedures and internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audit of our consolidated financial statements for the year ended December 31, 2021, we and our independent registered public accounting firm identified a material weakness in accordance with the standards established by the PCAOB, which relates to our material weakness in controls over the completeness of the bad debt provision for our franchisee loans receivable.We implemented certain measures to improve our internal control over financial reporting to address the material weakness that was previously identified. See “Item 15. Controls and Procedures —Internal Control over Financial Reporting” in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on April 28, 2023.

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

In March 2023, we completed our acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China, or collectively, the Target Businesses, from GTI, our controlling shareholder. See “Item 4. Information on the Company—A. History and Development of the Company—Acquisition of Da Niang Dumplings and Bellagio.” Going forward, we expect to generate a significant portion of our revenues from the restaurant business, which involves risks and uncertainties that differ from our hotel business. Risks and uncertainties related to the restaurant business operated by Da Niang Dumplings and Bellagio include, but are not limited to, the following:

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

Additional sales of our ADSs, or other equity or equity-linked securities in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2022, we had 102,178,955 ordinary shares outstanding including 34,762,909 Class B ordinary shares and 67,416,046 Class A ordinary shares, 10,826,746 Class A ordinary shares of which are represented by ADSs. All Class A ordinary shares represented by ADSs are freely transferable without restriction or additional registration under the Securities Act. The 34,762,909 Class B ordinary shares and 56,589,300 Class A ordinary shares held by our existing shareholders are available for sale, subject to volume and other restrictions as applicable under Rule 144 and 701 under the Securities Act.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.

Our executive officers and directors beneficially own approximately 89.5% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. The concentration of our share ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs.

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

We are incorporated in the Cayman Islands, and conduct substantially all of our operations in China through our wholly-owned entities. Most of our directors and substantially all of our executive officers reside outside the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind in a U.S. court, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and executive officers. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will, at common law, recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without any reexamination of the merits of the underlying dispute on the principle that a judgment of a competent court imposes upon the judgment debtor an obligation to pay the liquidated sum for which such judgment has been given, provided such judgment (1) is given by a foreign court of competent jurisdiction, (2) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (3) is final and conclusive, (4) is not in respect of taxes, a fine or penalty, (5) is not inconsistent with a Cayman Islands judgment in respect of the same matter, and (6) is not impeachable on the grounds of fraud and was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Based on the nature and composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our 2022 taxable year. There is a risk, however, that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or in the value of our assets. In particular, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change and has been volatile. Any decrease in the market value of our ADSs may result in our becoming a PFIC.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three (3) votes per share on all matters subject to vote at general meetings of the Company. Our existing shareholder GTI holds 56,589,300 Class A ordinary shares and all 34,762,909 Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting rights attached to shares in these two classes, GTI owns approximately 93.7% of the total voting power of our issued and outstanding ordinary shares. Mr. Alex S. Xu, our founder, chairman and chief executive officer, by virtue of this 83.9% voting power of GTI, which entitles Mr. Xu to nominate or replace all directors of GTI, and determine how GTI exercises the voting power in our company, is considered to beneficially own the shares held by GTI. As a result, Mr. Xu has significant voting rights over matters requiring shareholders’ approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

GreenTree Hospitality Group Ltd., or GreenTree Hospitality, was incorporated in October 2017 as a wholly-owned subsidiary of GTI. In November 2017, GreenTree Hospitality issued 48,635,251 Class A ordinary shares and 42,716,957 Class B ordinary shares to GTI in exchange for the entire share capital of GreenTree Samoa then held by GTI. On March 11, 2018, we redesignated 7,954,048 of our Class B ordinary shares as Class A ordinary shares. As of December 31, 2022, 83.9% of our Class A ordinary shares and 100% of our Class B ordinary shares are owned by GTI, our parent company.

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

Deconsolidation of Argyle and Urban

In January 2019, we entered into a share purchase agreement to become a major shareholder of Argyle Hotel Group. Argyle is an owner and operator of hotels, with a network of mid-scale and up-scale brands in China and Southeast Asia. This transaction was completed in April 2019. We have been in a dispute with Mr. Kevin Zhang, the founder, and the minority shareholder of Argyle, as to performance of relevant transaction documents and/or compliance with local laws and regulations by Mr. Zhang. As a result, since June 2022, we have not been able to maintain effective control over Argyle which therefore has been deconsolidated from our company.

In April 2019, we entered into an agreement to acquire a 70% equity stake in Urban. Urban is a franchised hotel operatior in China with a network of economy and business brands. This transaction was completed in November of 2019. In November 2022, we and Urban’s minority shareholder entered into definite agreements for the minority shareholder and its designated person to repurchase all of the equity interest in Urban held by us. We no longer hold any equity interest in Urban and deconsolidated Urban from November 2022.

Acquisition of Da Niang Dumplings and Bellagio

In May 2022, we entered into a definitive agreement to acquire Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China, or collectively, the Target Businesses, from GTI, our controlling shareholder. In March 2023, we closed and completed the acquisition of the Target Businesses from GTI. GTI and its subsidiaries fully repaid all outstanding loan payables due to us and our subsidiaries through offset against the purchase price paid by us, on a consolidated basis. The final transaction was completed pursuant to the terms of the agreement, and the Target Businesses have been transferred from GTI to us.

Da Niang Dumplings and Bellagio focus on offering healthy and affordable fast food and casual dining services to mass consumers and generated a combined unaudited revenue of about RMB509 million in 2022. Since demand for such food services is more stable and less dependent on discretionary spending as compared with our existing hotel services, we expect the Target Businesses to provide a more stable revenue stream that may offset cyclical aspects of our hotel business. The restaurant and food businesses are also complementary in nature as we witness increasing demand for hotel-related services in the local communities we serve, and we expect cross-selling opportunities to arise from the two businesses. After completion of our proposed acquisition of Da Niang Dumplings and Bellagio, we expect the Target Businesses and our existing business to share common resources, achieve economies of scale and improve our overall operating performance. The proposed acquisition will also enable all of our shareholders to share in the synergistic growth of the hotel and restaurant businesses.

Da Niang Dumplings

Da Niang Dumplings is a leading quick service restaurant chain in China, with restaurants covering 236 locations in 35 cities as of December 31, 2022. As of December 31, 2022, the chain comprises of 99 self-operated restaurants and 137 franchised restaurants.

Bellagio

Bellagio is a leading casual dining restaurant chain focusing on the Chinese market, with restaurants covering 36 locations in more than 14 cities as of December 31, 2022, including in mainland China, Macao and Southeast Asia. As of December 31, 2022, the chain comprises of 27 self-operated restaurants and 9 franchised restaurants.

Both Da Niang Dumplings and Bellagio are committed to food quality and safety. They have implemented quality control measures that standardize food quality and safety in their supply chain and restaurants.

Recent Developments

With the passing of the epidemic and the recovery of the industry, we are focusing on fast recovering the Revpar of single room and continuously expanding the network of hotels. We will further penetrate into the Mid-to-Up-Scale segment, consolidate our advantages in tier 3 and lower cities, and accelerate the expansion of hotels in the central, southeast, and southwest markets of China.

As of the end of 2022, 25.6% of hotels in our current pipeline were Mid-to-Up-Scale brands. Of our total hotel portfolio, 10.5% were in the Mid-to-Up-Scale segment, which has been growing for 5 consecutive years. We plan to continue increasing the proportion of Mid-to-Up-Scale hotels to 20% -25%. During 2021 and 2022, 18 of our newly opened 35 L&O hotels were Mid-to-Up-Scale hotels, all located near transportation hubs, central business districts, or government centers in tier 1 and tier 2 cities. We have a vast growth space in the Mid-to-Up-Scale segment of market, and we will further capitalize on the substantial opportunities in these areas. The combination of our existing footprint and our strong performance in this segment provides us with a true competitive advantage in seizing future opportunities in China’s booming hospitality industry.

On the other hand, we will continue to consolidate our advantages in tier 3 and lower cities. In the past three years, the recovery rate of hotel Revpar in tier 3 and lower cities was faster than tier 1 and tier 2 cities. Our business in such cities was much more resilient under the impact of Covid than other cities. Local guests have contributed to the recovery of hotels in tier 3 and lower cities. With the recovery of the economy, short-distance business guests and surrounding tourism guests will continue to drive the growth of hotel Revpar in tier 3 and lower cities. As of the end of 2022, 72.6% of hotels in our current pipeline were located in tier 3 and lower cities, which has been the highest proportion during the past 5 years. Of our total hotel portfolio, 68.2% were located in tier 3 and lower cities, which has been growing for 5 consecutive years. We plan to stabilize this proportion at 65% -70%.

Furthermore, we have accelerated our expansion into China’s central, southeast and southwest markets. The newly opened L&O hotels during 2021 and 2022 were mainly distributed in Chongqing, Sichuan, Hubei, Jiangxi, Guangxi, and Fujian. By promoting our performance in local L&O hotels, we plan to accelerate the expansion of franchise hotels in the central, southeastern, and southwestern markets of China.

Regarding the recovery of Revpar, there were signs of recovery in the first quarter of 2023, reaching 94% of the same period level in 2019. Revpar recovery slowed again during the first half of January due to the rapid evolvement of pandemic after pandemic control measures were lifted in China. However, it recovered to around 90% of its pre-pandemic levels over the Chinese New Year thanks to family reunions. During this festival, according to the Ministry of Culture and Tourism, the number of tourists recovered to 88.6% and domestic tourism revenues recovered to 73.1% of the levels in the same period of 2019. Such a recovery continued to increase in February, exceeding the level of 2019, however, it pulled back a little bit in March due to outbreaks of influenza A in certain cities. Again, after entering April, Revpar has recovered to over 95% of 2019 level.

In 2022, we were focusing on optimizing our management and operating systems, including design, technology features, sales, and marketing programs, to improve hotel quality and operating performance. Our ongoing efforts in researching and testing various decoration materials allow us to deploy cost effective materials that also ensure quality and excellent customer experience. In 2022, as for the IT process, we are investing in information technology innovations and creating smarter hotels. We are an early mover in our industry in upgrading our hotels to an integrated cloud-based management and AI-driven platform. We strongly believe that this is a solid foundation that we need to advance to help ensuring that personal data is securely managed in a manner compliant with applicable privacy laws and regulations. We are fully focused on developing smart and digital hotels to improve operational efficiency for our hotel general managers and staff, ensure the reliability of our booking systems, and deliver excellent customer service.

Principal Offices

Our principal executive offices are located at 1228 Zhongshan North Road, Putuo District, Shanghai 200065, People’s Republic of China. Our telephone number at this address is +86-21-3617-4886. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, New York 10017.

B.	Business Overview

We have the strong direct sales channels coupled with an established membership program. We achieved more than 95.0% of franchised-and-managed hotels in our hotel network as early as 2013, and currently operate with 98.5% of franchised-and-managed hotels in our network. Our pure play franchised model allows us to expand rapidly in an asset-light manner and have brought us substantial financial performance in terms of profitability, return on investments and success to its franchisees.

As of December 31, 2022, our nationwide hotel network consisted of 4,059 hotels with 302,497 rooms in China, covering all four centrally-administrated municipalities and 355 cities throughout all 31 provinces and autonomous regions in China, as well as an additional 916 hotels that were contracted for or under development. We operate one of the fastest growing hotel networks in China – from 2012 to 2022, we grew from 792 to 4,059 hotels at a CAGR of 17.8%. Rooted in China’s hospitality market with the largest addressable market, we are well positioned as a market leader to capture the robust momentum in China’s economic growth and growing consumer demand for value-for-money options. Our strong presence in China’s thriving Tier 3 and lower cities also presents substantial expansion opportunities for a market leader like us to capture the growth opportunities in China’s booming hospitality industry and further enhance our profitability.

Brands have paved the way for our continuous success. We have built a strong suite of well-recognized and diversified brands, each with unique attributes and strengths to appeal to different consumer segments and franchisee needs, enabling us to capture a wide spectrum of market opportunities. We started as an operator of mid-scale market brands – our first and flagship brand, GreenTree Inns, caters to the needs of value-conscious business travelers and leisure travelers. Over the past 16 years, GreenTree Inns has grown into a beloved Chinese household name that is synonymous with comfort, high quality and affordability. Through organic development and acquisitions, we have since successfully rolled out a number of brands in the business, mid-to-up-scale and economy to mid-scale market segments to capture the growth opportunities along the industry value chain. Today, our brand portfolio has grown to comprise more than 20 brands, including (i) mid-to-up-scale brands including GreenTree Eastern founded in 2012, Gem, Gya and Vx brands founded in 2017, Deep Sleep Hotel, which was adopted from one of our franchisees in 2018, (ii) mid brands including GreenTree Inns founded in 2004, GT Alliance founded in 2008, Vatica founded in 2013, GreenTree Apartment founded in 2018, Geli founded in 2021; and (iii) economy brands including Shell founded in 2016.

Over the years, we have successfully forged an all-win ecosystem for our franchisees, guests and employees through a highly effective and scalable franchise management system, a set of strong direct sales channels coupled with an established membership program and a suite of state-of-the-art technologies and tools optimizing hotel operations and enhancing guest experiences.

●	A highly effective and scalable franchise management system, which empowers our franchisees and enables us to grow rapidly. This system effectively manages the full life cycle of a franchised hotel with a high degree of standardization, and ensures quality service to be consistently delivered to our guests. Through our franchise management system, we guide and hand-hold our franchisees every step of the process, starting from new project initiation and planning, site selection, decoration, procurement, hotel opening preparation, daily operation, quality inspection to hotel closure. Our strong and supportive franchise system enables our franchisees to generate highly attractive investment returns, which we believe is both a strong attraction for potential franchisees and a strong incentive for existing franchisees to open multiple hotels.
●	Strong direct sales channels coupled with an established membership program. We have successfully built up a set of strong direct sales channels, and are able to sell a predominant proportion of our room night through our strong direct sales channels comprising our website, mobile apps, WeChat mini-program and reservation functions embedded in a number of popular apps. In 2022, we sold approximately 89.1% of our room nights through our direct sales channels, while OTAs contributed approximately 10.9% of our room nights. We have also accumulated a vast base of loyal individual members and corporate members. Our loyal individual members increased with a CAGR of approximately 36.9% from approximately 1.8 million members as of December 31, 2010. As of December 31, 2022, we had approximately 1,935,000 corporate members and 78 million individual members, who have registered with us and enjoy a range of different benefits, including discounts on room rates and priority in making hotel reservations. In 2020, 2021 and 2022, our corporate members and loyal members booked 75.1%, 72.9% and 75.2%, respectively, of room nights in our hotel network. Our strong direct sales channels, coupled with an established membership program, effectively deliver large volumes of guests with reduced sales and marketing expenses and enhance customer loyalty.
●	A suite of state-of-the-art technologies and tools. We have developed an industry-leading, proprietary technology infrastructure that optimizes franchisee operations, enhances customer experience, increases our management efficiency, and supports our fast growth. We have developed a series of tools/technologies to improve the efficiency of our internal operations, to support franchisee/hotel level operations, and to improve guest satisfaction from booking until check-out.

Our Hotel Network

We provide guests at each of our different brands of hotels with conveniently-located, clean, comfortable and quality accommodations at competitive prices. We cater primarily to the needs of value- and quality-conscious business travelers and leisure travelers.

As of December 31, 2022, our overall hotel network consisted of 4,059 hotels with 302,497 rooms in operation covering 355 cities in China, and an additional 916 hotels with 63,615 rooms that were contracted for or under development. Out of those 916 hotels, 649 hotels were contracted for, and the remaining 267 hotels were under development.

The following map depicts the geographic coverage of our hotel network as of December 31, 2022.

We expand into a new city if it meets our selection criteria, especially potential for economic growth, geographic location and affordability of long-term rent. First, as a result of one of our strategies to build a dense network of hotels in the most affluent regions in China with high growth potential, 45.4% of our hotels were located in the Greater Yangtze River Delta region, while 9.8% of our hotels were located in Beijing/Tianjin/Hebei province as of December 31, 2022. Within these regions, we select locations to achieve a balanced rental rate and RevPAR, thereby ensuring attractive returns for our franchisees. Secondly, we continuously penetrated into Tier 3 and lower cities to capture the robust growth and growing consumer demand. As of December 31, 2022, 409 of our 4,059 hotels were located in Tier 1 cities (10.1%), 881 in Tier 2 cities (21.7%) and 2,769 in other cities (68.2%). Taking into account of the hotels under development as of the same date, by December 31, 2022, the number of our hotels located in Tier 3 cities and lower cities will further increase to 2,954 representing 68.3% of our total hotels in operation and under development. Furthermore, we will accelerate our expansion into the mid-scale to business and mid-to-up-scale markets in central China, southeast China and southwest China. We will put additional effort and build up flagship hotels for Tier 1 and Tier 2 cities with strategic positions around transportation hubs, central business districts, or government centers in Tier 1 and Tier 2 cities.

The following table sets forth a breakdown by geographic locations of our hotels as of December 31, 2022.

			Contracted
			for or under
			Development	Contracted
	Franchised-	Leased-and-	Franchised-	Leased-and-
	and-managed	operated	and- managed	Operated
City	Hotels	Hotels	Hotels	Hotels	Total
Shanghai Municipality and 61 cities in Jiangsu, Zhejiang and Anhui Provinces	1,813	30	345	3	2,191
Beijing, Tianjin Municipalities and Hebei Province	395	4	82	—	481
Other cities	1,790	27	483	3	2,303

The following table sets forth a breakdown of locations of our hotels by Tier 1, Tier 2, Tier 3 and lower cities as of December 31, 2022.

			Contracted
			for or under
			Development	Contracted
	Franchised-	Leased-and-	Franchised-	Leased-and-
	and-managed	operated	and- managed	Operated
City	Hotels	Hotels	Hotels	Hotels	Total
Tier 1 cities	390	19	45	1	455
Tier 2 cities	852	29	207	1	1,089
Tier 3 and lower cities	2,756	13	658	4	3,431
Total	3,998	61	910	6	4,975

The following table sets forth a breakdown of the number of our hotels in operation by operational model as of December 31, 2022.

		Number of	Number of	Average
	Total	Hotels Opened	Hotels Opened	Number of	Typical
	Number of	for Over Six	for Less than	Rooms per	Lease/Franchise
	Hotels	Months	Six Months	Hotel	Term
Franchised-and-managed hotels
GreenTree Eastern	204	197	7	105	10 – 20 years
Gem	48	46	2	88	10 – 20 years
Gya	64	63	1	85	10 – 20 years
Vx	79	76	3	84	10 – 20 years
Deep Sleep Hotel (无眠酒店)	4	4	—	71	10 – 20 years
GreenTree Inn	2,261	2,195	66	82	10 – 20 years
GT Alliance	529	508	21	71	10 – 20 years
GreenTree Apartment	18	18	—	64	10 – 20 years
Vatica	111	110	1	72	10 – 20 years
Shell	680	648	32	43	5 years
Leased-and-operated hotels
GreenTree Eastern	9	8	1	150	10 – 20 years
Gem	5	5	—	108	10 – 20 years
Gya	4	3	1	100	10 – 20 years
Vx	6	5	1	123	10 – 20 years
Deep Sleep Hotel (无眠酒店)	3	3	—	83	10 – 20 years
GreenTree Inn	24	24	—	129	10 – 20 years
GT Alliance	9	9	—	81	10 – 20 years
GreenTree Apartment	1	1	—	107	10 – 20 years

Franchised-and-managed hotels. As of December 31, 2022, we had 3,998 franchised-and-managed hotels, accounting for 98.5% of all of our hotels in operation. For our franchised-and-managed hotels, we license our relevant brand to property owners, lessors or existing hotel operators who become our franchisees, and we give the franchisees the right to use our brand name, logo, operating manuals and procedures. We generate revenue from collecting an initial franchise fee and a percentage of revenue in each period without franchisees’ loss. Hotels under the franchised-and-managed business model will be converted in accordance with our brand standard, including conforming the hotel property to the standard design and layout of the corresponding brand offering under our supervision, becoming integrated into our central reservation system and hotel management IT system, being staffed with well-trained general managers and other managerial personnel and being included in our consumable goods procurement system. This conversion progress ensures our ability to provide services of consistent quality to our hotel guests.

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

Leased-and-operated Hotels. As of December 31, 2022, we had 61 leased-and-operated hotels, accounting for 1.5% of all of our hotels then in operation. For all but four of our leased-and-operated hotels, we lease properties from property owners or lessors and we are responsible for all costs of construction, ongoing maintenance and repairs in connection with converting the property to conform to the standards of our brands and all hotel operating expenses. Rent is generally paid on a quarterly or semiannual basis. Our typical lease term ranges from 10 to 20 years with an initial three- to six-month rent-free period. Upon a lease’s expiry, we generally have the right to remove and dispose of any removable facilities, equipment and appliances, while leasehold improvements and fixtures will be kept by the real estate owner or lessor. Our leases typically contain a penalty for early termination that is equal to double the daily rent times the number of days remaining on the lease. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of the subject property, in which case we have a preemptive right to purchase the property on conditions and terms equivalent to those being offered by the lessor.

Hotel Performance

The following table presents certain selected operating data as of and for the dates and periods indicated. Our revenues have been and will continue to be significantly affected by these operating measures which are widely used in the hospitality industry.

	As of December 31,
	2020	2021	2022
Total hotels in operation:
Franchised-and-managed hotels	4,300	4,593	3,998
Argyle	23	33	—
GreenTree Eastern	146	196	204
Gem	33	43	48
Gya	40	59	64
Vx	33	74	79
Deep Sleep Hotel	2	4	4
Ausotel	11	16	—
Urban Garden and others*	79	99	—
GreenTree Inns	2,143	2,145	2,261
GT Alliance	374	506	529
GreenTree Apartment	12	15	18
Vatica	121	112	111
City 118 Selected and others*	115	120	—
Shell	620	650	680
City 118 and others*	548	521	—
Leased-and-operated hotels	40	66	61
GreenTree Eastern	5	8	9
Gem	2	3	5
Gya	2	3	4
Vx	—	5	6
Deep Sleep Hotel	1	2	3
Ausotel	2	2	—
Urban Garden and others*	4	5	—
GreenTree Inns	20	24	24
GT Alliance	—	9	9
GreenTree Apartment	1	1	1
City 118 and others*	3	4	—
Total	4,340	4,659	4,059
Total rooms:
Franchised-and-managed hotels	310,447	330,089	295,932
Argyle	4,749	6,265.0
GreenTree Eastern	14,888	21,030	21,402
Gem	2,944	3,837	4,212
Gya	3,334	4,984	5,413
Vx	2,681	6,484	6,666
Deep Sleep Hotel	159	285	285
Ausotel	1,386	1,957	—
Urban Garden and others*	4,915	5,760	—
GreenTree Inns	178,922	176,340	182,084
GT Alliance	28,560	36,095.0	37,299
GreenTree Apartment	755	991	1,155
Vatica	8,749	8,115	8,009
City 118 Selected and others*	5,603	5,886	—
Shell	26,784	28,196	29,407
City 118 and others*	25,984	23,864	—
Leased-and-operated hotels	4,888	7,064	6,565
GreenTree Eastern	731	1,216	1,352
Gem	258	132	541
Gya	238	336	398
VX	—	318	737
Deep Sleep Hotel	62	537	249
Ausotel	280	537	—
Urban Garden and others*	427	280	—
GreenTree Inns	2,373	510	2,449
GT Alliance	—	707	732
GreenTree Apartment	107	107	107
City 118 and others*	412	412	—
Total	315,335	337,153	302,497

.	For the Year Ended December 31,
	2020	2021	2022
Occupancy rate (as a percentage)(1)
Franchised-and-managed hotels	68.9%	71.3%	63.8%
Argyle	38.3%	37.7%	—%
GreenTree Eastern	68.5%	69.2%	63.0%
Gem	64.9%	64.0%	59.8%
Gya	66.6%	71.0%	63.2%
Vx	68.4%	67.9%	61.9%
Deep Sleep Hotel	44.7%	55.1%	62.4%
Ausotel	44.7%	48.6%	—%
Urban Garden and others*	50.6%	54.8%	48.5%
GreenTree Inns	73.7%	76.4%	67.0%
GT Alliance	66.1%	70.0%	62.9%
GreenTree Apartment	50.8%	48.4%	40.6%
Vatica	70.8%	73.5%	65.4%
City 118 Selected and others*	54.5%	58.2%	44.8%
Shell	71.6%	74.8%	66.9%
City 118 and others*	46.3%	48.8%	41.6%
Leased-and-operated hotels	57.8%	63.4%	58.4%
GreenTree Eastern	48.1%	53.3%	55.4%
Gem	57.8%	66.9%	58.8%
Gya	55.8%	66.3%	63.9%
Vx	—%	62.1%	61.7%
Deep Sleep Hotel	65.8%	61.7%	63.9%
Ausotel	72.1%	58.6%	—%
Urban Garden and others*	51.9%	52.0%	50.8%
GreenTree Inns	60.6%	70.9%	61.5%
GT Alliance	—%	66.1%	51.8%
GreenTree Apartment	71.8%	89.5%	59.4%
City 118 and others*	55.8%	51.2%	51.2%
Total hotels in operation	68.7%	71.1%	63.7%

Average daily rate (in RMB)
Franchised-and-managed hotels	152	163	157
Argyle	239	278	—
GreenTree Eastern	195	209	208
Gem	180	192	191
Gya	195	203	195
Vx	175	190	186
Deep Sleep Hotel	168	225	202
Ausotel	287	322	—
Urban Garden and others*	161	165	162
GreenTree Inns	152	163	158
GT Alliance	148	146	151
GreenTree Apartment	149	127	97
Vatica	144	153	147
City 118 Selected and others*	133	139	130
Shell	129	137	131
City 118 and others*	123	128	123
Leased-and-operated hotels	179	213	219
GreenTree Eastern	216	247	229
Gem	197	245	250
Gya	220	262	362
Vx	—	272	246
Deep Sleep Hotel	237	272	244
Ausotel	259	225	—
Urban Garden and others*	214	264	212
GreenTree Inns	171	223	196
GT Alliance	—	189	161
GreenTree Apartment	71	113	113
City 118 and others*	121	141	154
Total hotels in operation	152	164	159

RevPAR (in RMB)
Franchised-and-managed hotels	105	116	100
Argyle	91	105	—
GreenTree Eastern	134	145	131
Gem	117	123	114
Gya	130	144	123
Vx	119	129	115
Deep Sleep Hotel	75	124	126
Ausotel	128	157	—
Urban Garden and others*	82	91	79
GreenTree Inns	112	125	106
GT Alliance	97	102	95
GreenTree Apartment	76	62	39
Vatica	102	112	96
City 118 Selected and others*	73	81	58
Shell	93	103	88
City 118 and others*	57	63	51
Leased-and-operated hotels	104	135	128
GreenTree Eastern	104	131	127
Gem	114	164	147
Gya	123	173	231
Vx	—	169	152
Deep Sleep Hotel	156	139	156
Ausotel	187	155	—
Urban Garden and others*	111	116	108
GreenTree Inns	104	137	120
GT Alliance	—	125	83
GreenTree Apartment	51	101	67
City 118 and others*	68	72	69
Total hotels in operation	105	116	101
(1)	Based on number of available rooms.

Our Brands

			Number of hotels
			contracted for
		Number of hotels	or under
		in operation	development
		as of	as of
		December 31,	December 31,
	Brands	2022	2022
Business to Mid-to-up-scale	GreenTree Eastern	213	109
	Gem, Gya and Vx	206	116
	Deep Sleep Hotel	7	4
Mid-scale	GreenTree Inns	2,285	373
	GT Alliance	538	73
	GreenTree Apartment	19	31
	Vatica	111	15
Economy	Shell	680	195
Total		4,059	916

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

We have four tiers of membership — e-membership, regular membership, gold membership and platinum membership. Other than basic-tier e-membership, a one-time membership fee is charged to join one of our three premium tiers of regular, gold or platinum membership, for which we charge a fee of RMB36, RMB198 and RMB398, respectively. Each membership must be used at least once during the period of two years following its last use, or the membership will expire.

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

We have accumulated a strong base of loyal hotel guests, including over 1,935,000 corporate members and approximately 78 million individual members as of December 31, 2022. In 2020, 2021 and 2022, our corporate members and individual members book approximately 75.1%, 72.9% and 75.2%, respectively, of room nights in our hotel network. In addition, approximately 68% of our individual members are between the ages of 20 and 40, which represents the youthful core of our loyal guest community whose spending power is expected to grow in years to come. The following table shows the breakdown of our membership by age:

Age Group
Age 21 to 30	27%
Age 31 to 40	41%
Age 41 to 50	22%
Others	10%

Our loyal membership program increases membership retention rate, enhances members’ loyalty and commitment to our services and encourages individual members and corporate members to repeatedly use our central reservation system as well as other membership services, substantially keeping our low dependence on third party reservation channels. In 2022, we sold approximately 89.1% of our room nights through our direct sales channels, while OTAs contributed approximately 10.9% of our room nights. The extensive network of corporate members and individual members provides us with a stable base of repeat guests, which is in turn an attractive marketing message to potential franchisees.

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

Market and Hotel Selection Criteria

We seek franchised-and-managed or leased-and-operated properties that meet the following general market and specific hotel criteria:

General Market Criteria. We follow a return-driven approach in selecting hotel locations. We focus on cities that are approaching, or have already entered into, periods of significant economic growth. Such cities generally show growth in certain business segments as measured by employment opportunities, population growth rates, tourism and convention activities, air traffic volume, local commercial real estate occupancy, and retail sales volume. Cities that exhibit growth in these areas typically have strong demand for hotel facilities and services. Cities which we target include provincial capitals, national economic centers, special economic zones, urban tourist destinations and regional transportation hubs. As a result of one of our strategies to build a dense network of hotels in the most affluent region in China with high growth potential, 45.4% of our hotels were located in the Greater Yangtze River Delta region, while 9.8% of our hotels were located in Beijing/Tianjin/Hebei region as of December 31, 2022. Meanwhile, as China continues to develop its high-speed rail networks and more enterprises move from coastal cities to inland cities, we are placing greater emphasis on expanding our operations in Tier 3 and lower cities. We select locations that will help us achieve a balanced rental rate and RevPAR, many of which are located in Tier 3 and lower cities, thereby ensuring more attractive returns for our franchisees. Furthermore, we will accelerate our expansion into the mid-scale to business and mid-to-up-scale markets in Tier 1 and Tier 2 cities, where we also follow this return-driven approach.

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

Hotel Development Team. Our hotel development team consisted of 140 members as of December 31, 2022, many of whom have over two years of experience in real estate development and construction. As of the same date, our hotel development team was led by 33 managers. Each regional manager has in-depth knowledge of the target markets in the specific region, and draws on local knowledge to supervise the identification, evaluation and selection of suitable hotel properties by our business development employees.

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

GreenTree Academy and e-Learning Program. GreenTree Academy formed in 2006, is our internal hotel management school. Each of our general manager candidates is required to complete a two-month training program through the GreenTree Academy. The first stage of this training program is one-month classroom study, and the second stage is one month of on-site training conducted at one of our hotels. The one-month classroom study features live lectures covering hotel operation and management skills. The one-month on-site training provides our general manager candidates with an opportunity to apply all of the skills they have learned and to gain a better understanding of our GreenTree Inns standards our guest-focused and our service-oriented philosophy. Trainers and professors for our GreenTree Academy are invited from our own senior management team and outside professionals in the hospitality industry. In addition to cultivating our general manager candidates, our GreenTree Academy also is responsible for delivering training to our new hotel employees and regional general managers, each course program with different focuses. Our GreenTree Academy supervises and assists the general manager of each hotel to conduct weekly training for hotel employees at various levels. The GreenTree Academy coordinates to compile and disseminate training materials, monitors progress and assesses training results. We currently have 27 dedicated staff to organize and coordinate the training activities delivered by the GreenTree Academy. In addition, we also have an e-Learning Program in place through which all training materials are organized and uploaded to our internal website. Through our e-Learning Program, all valuable knowledge and experience are preserved and accumulated and can be broadly shared and conveniently referred to by our employees. In order to be granted a promotion, hotel employees either on our payroll or the payrolls of our franchisees need to complete certain GreenTree Academy and/or e-Learning Program modules and pass exams relevant to their desired job role.

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

Financial and Accounting System. Our financial and accounting system is used both by employees in our financial and accounting department at our headquarters. Our financial and accounting system manages our accounts receivable, accounts payable, expenses tracking, bookkeeping, taxation and other services.

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

e-Learning system. Our e-Learning system offers modular, video-based programs to all employees of our company. This system enables personnel to acquire professional knowledge and complete courses in which they are interested at their own pace in order to develop skills and advance their careers. The content and materials for each course module are developed and produced by our internal hotel management school, GreenTree Academy team. Each course module is only 5-10 minutes in length for condensed, convenient learning. Additionally, the GreenTree Academy formulates learning plans for different job positions on a regular basis to help clarify and assist staff with planning their vocational development so they can enhance their existing skills. Recognizing that hospitality is a career choice for professionals, we train most of our key hotel employees, including hotel managers and the “GreenTree Quintet”- front office managers, sales managers, financial managers, guest services managers and hotel manager assistants.

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

Central Reservation System (CRS)

Our central reservation system, or CRS, is our primary information collection and distribution platform, which is operated by our team of IT specialists based in Shanghai. Our hotel rooms may be reserved through multiple channels, including our reservation mobile applications and website, our 24-hour toll-free call center, our WeChat mini-program, each hotel’s front desk, as well as third-party hotel reservation agents and OTAs such as Meituan, eLong, Qunar, Alitrip, Booking, Expedia and Agoda. A predominant proportion of our room night sales was generated from our strong direct sales channels comprising our website and mobile app. In 2020, 2021 and 2022, approximately 91% of the room nights in our hotel network were sold through our direct sales channels, while OTAs contributed approximately 9% of our room nights.

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

Sales and Marketing

Franchisees

We intend to continue expanding our hotel network primarily through our franchised-and-managed model. Our business development team utilizes our brand names and our national presence to engage with potential franchisees and to compete with other economy and mid-scale hotel networks. We aim to share our business philosophy with potential franchisees and emphasize the consistency of our services. We emphasize the benefits of affiliating with our brands, our commitment to improving hotel profitability, our proprietary operations system, our training and support program and our extensive network of corporate members and individual members. Our objective is to grow our franchise base by continuing to promote our brands. We also encourage franchisees to operate multiple hotels under our brand by offering volume discounts on franchise management fees to franchisees who open multiple hotels under our brand within a certain period of time. We do not, however, encourage franchisees to open too many hotels simultaneously to ensure that their existing hotel operations receive due attention and that our guests enjoy the consistent quality services they deserve. As of December 31, 2022, we had 400 franchisees who repeatedly opened hotels with a total number of 1,035 hotels under our brands. When we spot new hotel development opportunities, we offer these prime opportunities to existing franchisees, developers of hotels, owners of independent hotels and motels, and owners of hotels affiliated with other economy and mid-scale hotel chains on a priority basis. We believe that this practice will enhance trust between us and existing and potential franchisees and may effectively increase our ability to convert such development opportunities into hotels under our franchised-and-managed model.

Guests

Our guest sales and marketing efforts target individual business and leisure travelers. Despite our growing number of international guests, our guests are primarily PRC citizens. As of December 31, 2022 approximately 96.6% of our guests were intra-Asia travelers. Our marketing and advertising efforts also include outdoor advertisements such as billboards and signs, advertisements and materials at our hotels, promotional materials sent to our members, television, Internet and radio advertising, advertising on high-speed rail networks, print advertising in consumer media and at promotional events, special holiday promotions, co-marketing activities, and cooperation with popular Internet social platforms. The focus of our marketing and advertising programs is to promote the core characteristics of our brands — comfort, quality, value and convenience. Our advertising campaigns encourage consumers to “just experience” our hotels and to contact us directly. Furthermore, by integrating with food and beverage’s joint customer loyalty programs, we benefited from the attraction of these chain restaurants, and providing our individual members with more options to redeem their membership points for food. We continued to roll out our food and beverage concept by branding food and beverage services into our hotels to turn them into profit centers and attract additional guests to our hotels. Regarding marketing, we are formulating joint marketing programs with several banks to attract local corporate clients and high-value business travelers.

Our Investments

Yibon

In April 2017, we purchased 30% of the equity interest in Yibon Hotel Group Co., Ltd., or Yibon, together with a group of investors that are not related to us. Yibon is a hotel operator focusing on the economy hotel segment in China. As of December 31, 2022, Yibon had 721 hotels with 39,186 rooms and 281 hotels in the pipeline with 16,709 rooms planned. In 2022, Yibon recorded a net loss, partially due to the impact of COVID-19. Furthermore, holders of 70% of equity interest in Yibon Hotel Group Co., Ltd., or Yibon, have the right to exchange their equity interest in Yibon into our shares within a certain period after Yibon delivered a consolidated financial report for the year of 2019 audited by “big four” accounting firm in accordance with a formula using Yibon’s net profit achieved in the year of 2019 as calculation basis. Yibon recorded a net loss in 2019, and such holders were unable to exchange for our shares based on Yibon’s financial results of 2019. Besides, we have an option to require the original shareholder to redeem the 30% investment.

Employees

We had 2,565, 2,892 and 2,063 employees as of December 31, 2020, 2021 and 2022, respectively. None of our employees is represented by a labor union. As of December 31, 2022, out of our 2,063 employees, 492 were leased-and-operated hotel-based staff, 1,050 were franchised-and-managed hotel-based staff, 140 were investment and development staff, 99 were regional manager/operations staff, 2 were quality control staff, 14 were central reservation center staff, 27 were GreenTree Academy training staff and 239 were working at our headquarters offices. We believe that our employees are our company’s greatest resource and that developing and retaining a team of capable and motivated staff is critical to our success. We aim to hire managerial employees who possess backgrounds and experience in the hospitality industry and other services industries having an emphasis on addressing customers’ needs. We also recruit top graduates from highly-ranked universities that offer courses of study in hotel management. We require our employees to have at least a two-year associate’s degree. We aim to recruit, train and retain the best talent through a disciplined recruiting and training process while offering competitive performance-linked and KPI-driven career advancement and development opportunities.

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

Employees of Leased-and-Operated Hotels

As of December 31, 2022, we had 492 employees working for our leased-and-operated hotels. Two to three months in advance of a hotel’s opening, all of the hotel’s employees are required to complete formal training under the supervision of the hotel’s general manager and our human resources department. GreenTree Academy staff and our regional managers will conduct an inspection of the hotel’s quality after the conclusion of the training. For general managers, we have an additional two-month program to give them experience in each of our departments on a rotating basis to get further training. Some of these new hires will be selected and promoted to the position of duty manager, and outstanding trainees will quickly be promoted to the position of general manager. We have found this training program to be effective in initiating and motivating our new hires.

Competition

China’s hospitality industry is fragmented, highly competitive and ripe for consolidation, especially among branded hotel chains. We compete with other branded and stand-alone hotels for guests in each of the markets where we operate. Different brands in the hospitality industry compete primarily on the basis of room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, quality and range of services provided, guest amenities and membership benefits. We compete mainly with other hotel groups as well as various stand-alone lodging facilities in each of the markets in which we operate, including brands such as Jinjiang, Ji Hotel, Home Inns, 7 Days Inn, Hanting, Atour Hotel and international hotel brands. We also face competition from serviced apartments.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our technology platforms, services and products from those of our competitors. Our intellectual property contributes to our competitive advantage in the economy and mid-scale hotel segments of China’s hospitality industry. To protect our brand and other of our intellectual property rights, we rely on a combination of trademark, trade secret and copyright laws. We also impose confidentiality obligations on our employees, contractors and other persons who provide services to our company. As of December 31, 2022, we had a total of 456 trademarks, 74 software registration certificates and one copyright registered in China. The expiration dates of our trademarks fall between 2023 and 2033, including “GreenTree Inn.” Once the ten-year term of our registered trademarks has expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. We have registered our domain names, including 998.com, greentree.cn, greentree.com.cn and others, with the Internet Corporation for Assigned Names and Numbers, or ICANN.

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

Properties and Facilities

Our headquarters are located in Shanghai, China, where we lease approximately 6,752 square meters of office space.

Owned Properties

As of December 31, 2022, we owned 11 hotel properties having an aggregate gross floor area of 92,360 square meters. For more detailed information about the locations of our hotels, see “— Our Hotel Network.”

Leased Properties

As of December 31, 2022, we had leased a total of 69 properties, with 63 properties for hotel operations and six properties for other uses, such as headquarters and office premises. The gross floor area of our leased properties ranges from approximately 20 square meters to 46,176 square meters.

Legal Proceedings

We have been subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time, including actions relating to among others property lease, franchise agreements with our franchisees, infringement of our brand, employment-related disputes, personal injury, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. Various disputes in connection with the properties we lease or with the franchise agreements may occur from time to time, which may cause our hotel operations to be affected or terminated in the worst-case scenario. As of December 31, 2022, we had 15 pending legal proceedings in connection with the franchised-and-managed hotels. We are the plaintiff in most of these cases. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We are subject to risks related to litigation filed by or against us, and adverse litigation results may harm our business and financial condition.”

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

Corporate Social Responsibility: Environmental Impact

We have established a comprehensive digital human resources management system, and strive to create a platform that is conducive to the learning, development and growth of our employees. We have implemented a digital transformation from talent management, performance-based compensation, learning and training, to help build a sound foundation for our company’s further rapid development.

We are committed to building a green supply chain. We support the use of more energy-efficient appliances and recyclable single-use items for hotels. Our hotel designs strive to reduce costs while extending service life by using environmentally-friendly and durable materials such as bamboo, rock and wood fiber in lieu of non-renewable materials. These designs are modern and aesthetically pleasing, in addition to being sustainable over the longer term. Our hotel designs and materials used also enable faster installation and shorter construction timeframes, thereby reducing consumption and conserving energy to help protect the environment.

At a critical juncture in the control and prevention of the further outbreak of COVID-19, our company’s hotels voluntarily assumed roles in receiving and helping to isolate persons who tested positive for the virus. Hotel staff, sometimes along with medical staff, were on standby 24 hours a day. During the lockdown period in Shanghai, Daniang Dumplings and Bellagio timely adjusted their operations to cooperate with the government’s epidemic prevention requirements, and endeavored to assist Shanghai residents with securing their material well-being.

To support and give back to society, we have preferential procurement arrangements with amenity producers that employ persons with disabilities. Each year when China’s college entrance examinations are held, we call on our hotel brands to be the “preferential leisure room for college entrance examinations” to provide places of respite for students to relax and recharge in between examinations.

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

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, and the Special Management Measures (Negative List) for the Access of Foreign Investment, or the Negative List which were promulgated and are amended from time to time by the PRC Ministry of Commerce, or MOC, and the National Development and Reform Commission, or NDRC, and together with the Foreign Investment Law and their respective implementation rules and ancillary regulations. MOC and the NDRC promulgated the Catalogue of Industries for Encouraging Foreign Investment (2022 Version), on October 26, 2022, and the Special Management Measures (Negative List) for the Access of Foreign Investment (2021), or the 2021 Negative List, on December 27, 2021, to replace the previous encouraging catalogue and negative list thereunder.

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

Since 2018, management for waste sorting and recycling has been implemented across the country, and corresponding management regulations and administrative penalties have been formulated for companies/persons who violate the waste sorting and recycling management regulations, such as the Article 57 of Regulations on the Management of Domestic Waste in Shanghai. On January 31, 2019, the Standing Committee of the Shanghai Municipal People’s Congress issued the “Regulations on the Management of Domestic Waste in Shanghai”, which were officially implemented on July 1, 2019. Article 57 of the regulations stipulates that if a company violates the provisions of paragraph 1 of Article 24 of these regulations and fails to put household garbage into corresponding collection containers, the urban management law enforcement department shall order it to make corrections immediately; if it refuses to make corrections, it shall be fined not less than RMB5,000 but not more than RMB50,000.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Production Safety Law of the People’s Republic of China, which will be officially implemented on September 1, 2021. The law stipulates that production and business entities shall educate and train employees on work safety to ensure that employees have the necessary knowledge of work safety, are familiar with relevant work safety rules and regulations and safety operation procedures, master the safety operation skills of their posts, and understand accidents emergency measures, and know their rights and obligations in safety production. In addition, employees who are not qualified for work safety education and training should not allowed to work.

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

In order to protect and improve the environment and prevent and control air pollution, the Standing Committee of the National Congress formulated the Law of the People’s Republic of China on the Prevention and Control of Air Pollution, which was promulgated and took effect on October 26, 2018. The operator shall install oil fume purification facilities and keep them in normal use, or take other oil fume purification measures to discharge oil fume up to the standard and prevent pollution to the normal living environment of nearby residents. It is also prohibited to build, rebuild or expand catering service projects that generate oily smoke, odor and exhaust gas in residential buildings, commercial and residential complex buildings without special flues, and commercial floors adjacent to residential floors in commercial and residential complex buildings.

Article 118 stipulates food and beverage business operators which emit fume and violate the provisions of this Law in failing to install and use fume purification facilities properly or failing to adopt other fume purification measures and emit fume beyond the emission standards shall be ordered by the supervision and administration authorities determined by the local People’s Governments of county level and above to make correction, and be subject to a fine ranging from RMB5,000 to RMB50,000; offenders who refuse to make correction shall be ordered to suspend production and rectify; Offenders who violate the provisions of this Law in undertaking new establishment, alteration and expansion of food and beverage business operations which emit fume, odor and waste gases within residential buildings, commercial cum residential buildings which have not installed complementary dedicated flue, and commercial floors of commercial cum residential buildings adjacent to residential floors, shall be ordered by the supervision and administration authorities determined by the local People’s Governments of county level and above to make correction; offenders who refuse to make correction shall be ordered to close down, and be subject to a fine ranging from RMB10,000 to RMB100,000.

With the purpose of guaranteeing food safety and the safeguarding the health and life safety of the public, the SCNPC enacted the PRC Law on Food Safety in February 2009 and amended the same on April 24, 2015, on December 29, 2018 and on April 29, 2021. Also, the SCNPC adopted the Implementation Rules of the Food Safety Law which became effective on July 20, 2009 and amended on February 6, 2016 and on October 11, 2019. On March 4, 2010, the Ministry of Health promulgated the Administrative Measures on Food and Beverage Service Licensing and Administrative Measures on Food Safety Supervision in Food and Beverage Services. Both measures came into force on May 1, 2010. Pursuant to the above measures, providers of consumer food services are required to obtain a food catering service license, and are responsible for safety in food and beverage services. On July 30, 2009, the SAIC promulgated the Administrative Measures for the Food Circulation License which was subsequently repealed in 2015 to comply with the newly amended PRC Law on Food Safety. Under this measure, providers for food circulation service shall obtain a food circulation license. In August 2015, the China Food and Drug Administration, or the CFDA promulgated the Administrative Measures for Food Operation Licensing and subsequently amended the same on November 17, 2017. Also, the CFDA adopted the Announcement on Launching the Use of Food Business License which became effective on September 30, 2015. Under the above measures, a food operation permit shall be obtained in accordance with the law to engage in food selling and catering services within the territory of the People’s Republic of China. The former catering service or circulation license will be deregistered by the authority that has issued the license upon its expiration. However, a former catering service or circulation license that does not expire will continue to be valid; if, during the validity period thereof, the food business operator applies for replacing it with food operation license, the licensing authority shall make the replacement according to relevant provisions. Currently, each of the restaurants run in our hotels is required to obtain a food operation license in order to offer food services. Pursuant to the PRC Law on Food Safety, hotels failing to obtain a food operation license (or formerly food hygiene license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000 or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB10,000. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the leased-and-operated and franchised-and-managed business models, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

The PRC legal framework governing fire prevention is set forth in the Fire Prevention Law which was adopted on April 29, 1998 and amended on April 29, 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Emergency Management and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards. Before construction and decoration of a hotel, the construction entity shall submit the fire prevention design documents to the housing and urban-rural development authority for examination and approval. Upon completion, the construction entity must go through the fire prevention acceptance check with the housing and urban-rural development authority and no construction may be put into use before it is accepted by the relevant authorities. For each public assembly venue such as a hotel, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a safety check on fire prevention with the relevant fire prevention department under the public security authority at or above the county level where the venue is located, and such place could not be put into use and operation if it fails to pass the safety check on fire prevention or fails to conform to the safety requirements for fire prevention after such check. Pursuant to these regulations, hotels failing to obtain approval of fire prevention design plans or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000. On July 28, 2019, the General Office of the CPC Central Committee and the General Office of the State Council promulgated the Notice of the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on Promulgation of the Opinions on Deepening the Reform of Fire Control Law Enforcement, or the Opinions. Under the Opinions, public gathering premises (including hotels) may be put into use or commence business after obtaining a business license or satisfying the conditions for putting into use pursuant to the applicable law, and upon submission of an application through the online government services platform or onsite to the fire control departments and undertaking that the premises comply with fire safety standards. Each hotel passing the fire safety inspection on public assembly venues will obtain a certificate for fire safety inspection on public assembly venues. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the leased-and-operated and franchised-and-managed business models, hospitality industry, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

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

On December 26, 2003, the PRC Supreme People’s Court published the Interpretation of Some Issues Concerning the Application of Law for the Trial of Cases on Compensation for Personal Injury which took effect on May 1, 2004, was amended on December 29, 2020, and was most recently revised on February 15, 2022. On May 8, 2020, the National People’s Congress of the PRC enacted the PRC Civil Code, which became effective on July 1, 2021. The above interpretation and law further increase the liabilities of business operators engaged in the operation of hotels, restaurants, or entertainment facilities and subject such operators to compensatory liabilities for failing to fulfill their statutory obligations or to guarantee the personal safety of others.

Regulations on Protection of Information on Networks

On December 28, 2012, SCNPC issued the Decision of the Standing Committee of the National People’s Congress on Strengthening Information Protection on Networks, pursuant to which network service providers and other enterprises and institutions shall, when gathering and using electronic personal information of citizens in business activities, publish their collection and use rules and adhere to the principles of legality, rationality and necessarily, explicitly state the purposes, manners and scopes of collecting and using information, and obtain the consent of those from whom information is collected, and shall not collect and use information in violation of laws and regulations and the agreement between both sides; and the network service providers and other enterprises and institutions and their personnel must strictly keep such information confidential and may not divulge, alter, damage, sell, or illegally provide others with such information.

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

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, or CAC the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. The Personal Information Protection Law promulgated by the SCNPC on August 20, 2021 further strengthened the protection of personal information and provides that no organization or individual may illegally collect, use, process or transmit the personal information of others, illegally buy or sell, provide or make public the personal information of others, or engage in the handling of personal information that endangers the national security or public interests.We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy. Furthermore, pursuant to the PRC Civil Code, any organization or individual shall legally obtain personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

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

The Law of the People’s Republic of China on the Prevention and Control of Water Pollution first became effective on November 1, 1984 and was most recently amended on June 27, 2017. The law applies to the prevention and control of pollution of rivers, lakes, canals, irrigation channels, reservoirs and other surface water bodies and groundwater within the PRC. According to the provisions of this Law and other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts at or above county level shall take charge of the administration and supervision on the matters of prevention and control of water pollution.

The Law of the People’s Republic of China on the Prevention and Control of Water Pollution provides that environmental impact assessment should be conducted in accordance with the relevant laws and regulations for new construction projects and expansion or reconstruction projects and other facilities on water that directly or indirectly discharge pollutants to water bodies. Facilities for the prevention and control of water pollution at a construction project shall be designed, built and put into use along with the main structure of the construction project. The construction project shall only be used after facilities for the prevention and control of water pollution pass the inspection and acceptance by the Ministry of Environmental Protection and its competent local counterparts. Dismantling or putting off operation of such installations shall be subject to prior approval of the local counterpart of the Ministry of Environmental Protection at or above the county level.

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

Trademark. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The National Intellectual Property Administration, or the Trademark Office, is responsible for the registration and administration of trademarks throughout the PRC and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record.

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

On June 10, 2021, National People’s Congress of the People’s Republic of China adopted the Data Security Law of the PRC, is hereby promulgated, effective September 1, 2021. The Data Security Act requires data processing in a lawful and appropriate manner, including the collection, storage, use, processing, transmission, provision and disclosure of data. The Data Security Act sets out data security and privacy obligations for entities and individuals conducting data processing activities. Moreover, data classification and grading protection system has been introduced. Under the Act of Data Security, processors of important data need to conduct risk assessments for their data processing activities, and submit risk assessment reports to relevant authorities. National core data (that is, data related to national security, the lifeline of the national economy, important people’s livelihood and major public interests) should be subject to a stricter management system. In addition, the Data Security Act provides for national security review procedures for data processing activities that affect or may affect national security and imposes export controls on certain data and information. Furthermore, the Data Security Act stipulates that without the approval of the competent authorities of the Chinese government, any organization or individual in China shall not provide any data stored in China to any foreign judicial and law enforcement agencies.

On August 20, 2021, the SCNPC of the People’s Republic of China promulgated the Personal Information Protection Law, which stipulates personal information rights and privacy protection, and takes effect on November 1, 2021. The Personal Information Protection Law stipulates protection requirements for handling personal information, including but not limited to the collection, storage, use, processing, transmission, provision, disclosure, and deletion of personal information. And many of its specific requirements remain to be clarified in practice by the Cyberspace Administration of China, other regulators and Chinese courts. We may need to further adjust our business practices to comply with personal information protection laws and regulations (including the Personal Information Protection Act).

On December 28, 2021, the Cyberspace Administration of China promulgated the “Measures for Cybersecurity Review”, which became effective on February 15, 2022. According to the Cybersecurity Review Measures and other Chinese cybersecurity laws and regulations and draft measures, critical information infrastructure operators planning to purchase network products and services that affect or may affect national security must undergo cybersecurity review by the Cyberspace Administration of China. In addition, the measures stipulate that data processors that carry out data processing activities that affect or may affect national security are also subject to cybersecurity review. The measure further stipulates that if an operator has the personal information of more than 1 million users and plans to list it abroad, it must undergo a cybersecurity review.

On July 7, 2022, the Cyberspace Administration of China promulgated the Measures for Security Assessment of Data Exports, which became effective on September 1, 2022, and which stipulates that important data collected and generated during operations in China to be provided overseas and security assessments should be conducted in accordance with the law. Data processors of personal information should conduct security assessments. The Measures approach further specifies the procedures and requirements for safety assessment. The Measures have clarified four situations in which data export security assessment should be declared: (i) data processors provide important data abroad; (ii) key information infrastructure operators and data processors that process personal information of more than 1 million individual provide personal information overseas; (iii) since January 1, 2021, data processors who have provided personal information of 100,000 individual or sensitive personal information of 10,000 individual overseas have provided personal information overseas; (iv) other situations that require declaration of data export security assessment as stipulated by the Cyberspace Administration of China. The Measures clarify that data processors who violate the provisions of these Measures shall be dealt with in accordance with the provisions of the Cyber Security Law of the PRC, the Data Security Law of the PRC, the Personal Information Protection Law of the PRC and other laws and regulations; if a crime is constituted, criminal responsibility shall be investigated according to law.

On November 14, 2021, the Cyberspace Administration of China promulgated the Regulations on the Administration of Network Data Security (Draft for Comment), which further regulates Internet data processing activities, emphasizes the supervision and management of network data security, and further stipulates the obligations of Internet platform operators, such as establishing data-related platform rules, privacy policies and algorithm policy disclosure systems. Specifically, the Regulations (Draft for Comment) require data processors, including, (1) to take immediate remedial measures when they discover that the network products and services they use or provide have security deficiencies and vulnerabilities, or threaten national security or endanger the public interest; and (2) to follow a series of detailed requirements in processing personal information, managing important data and intending to provide data overseas. In addition, the Regulations (Draft for Comment) require that data processors that process important data or data processors that go public overseas complete an annual data security assessment and submit a data security assessment report to the relevant regulatory authority. As required by the Regulations (Draft for Comment), such annual assessments include, but are not limited to, the processing of important data, the findings of Data security risks and disposal measures, effectiveness of data protection measures, implementation of national data security laws and regulations, data security incidents that have occurred and their disposal, and security assessments related to sharing and providing important data overseas. As of December 31, 2022 the Regulations (Draft for Comment) are for public comment only and have not been formally adopted. Final terms and the timeline for their adoption are subject to change and uncertainty.

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

On July 5, 1994, the SCNPC promulgated the Labor Law of the People’s Republic of China, or the Labor Law, which became effective on January 1, 1995, and amended them on August 27, 2009 and December 29, 2018. In accordance with the Labor Law, a labor contract shall be concluded for establishment of work relationships. On August 4, 1995, the Ministry of Labor (currently known as Ministry of Human Resources and Social Security), promulgated the Opinions on Several Issues concerning the Implementation of the Labor Law of the People’s Republic of China, or the Opinions. Under the Opinions, employers shall sign labor contracts with their personnel who are borrowed by other employers for a long time, or personnel who receive education with wages or other off-the-job personnel who still maintain labor relations with them. However, during the period of borrowing or going to school, certain relevant clauses in the labor contract may be modified upon negotiation by both parties; and if the employees dispatched to equity joint ventures and shareholding entities still maintain labor relations with their original employer, they shall conclude labor contracts with their original employer. When the original employer concludes service contracts with the equity joint ventures and shareholding entities in regard to the relevant contents of labor contracts, it may clarify the wage, insurances, welfare, holidays and other relevant treatment to the employees.

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

As of December 31, 2022, our nationwide hotel network consisted of 4,059 hotels with 302,497 rooms in China, covering all four centrally-administrated municipalities and 355 cities throughout all 31 provinces and autonomous regions in China, as well as an additional 916 hotels that were contracted for or under development. We were the fourth largest hotel group in China in terms of number of hotels and rooms, according to China Hotel Association. We operate a rapidly-growing hotel networks in China – from 2012 to 2022, we grew from 792 to 4,059 hotels at a CAGR of 17.8% and from 70,934 to 302,497 rooms at a CAGR of 15.6%.

We have built a strong suite of well-recognized and diversified brands, each with unique attributes and strengths to appeal to different consumer segments and franchisee needs, covering economy hotels, mid-scale hotels, as well as business and mid-to-up-scale hotels. Over the years, we have successfully forged an all-win ecosystem for our franchisees, guests and employees through a highly effective and scalable franchise management system, a set of strong direct sales channels coupled with an established membership program and a suite of state-of-the-art technologies and tools optimizing hotel operations and enhancing guest experiences.

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

The table below illustrates the net increases of our hotels during 2020, 2021 and 2022.

	Year Ended December 31,
	2020	2021	2022
Hotels opened	538	722	295
Hotels closed	155	403	95
Net increase in total hotels	383	319	200

We track the performance of our hotels by comparing hotel revenue of our hotels during ramp up stage and mature hotels, calculated on a monthly rolling basis, taking into account the total number of hotels during ramp up stage and mature hotels in any particular period of time.

The table below illustrates the comparison of performance between mature hotels and hotels during ramp up stage.

	Year Ended December 31,
	2020	2021	2022
Mature franchised-and-managed hotels(1)	3,895	4,222	3,865
RevPAR (in RMB)	105	116	100
Franchised-and-managed hotels during ramp up stage	405	371	133
RevPAR (in RMB)	101	84	69
(1)	As of end of the year.

	Year Ended December 31,
	2020	2021	2022
Mature leased-and-operated hotels(1)	32	58	58
RevPAR (in RMB)	102	136	128
Revenue (in RMB thousands)	227,074	391,960	338,506
(1)	As of end of the year.
●	The fixed nature of our hotel operating costs. For our leased-and-operated hotels, a significant portion of our operating costs and expenses, including rental and base salary, is generally fixed. As a result, an increase in our revenues achieved through higher RevPAR will generally result in higher profitability, whereas a decrease in our revenues could result in a disproportionately large decrease in our earnings. For franchised-and-managed hotels, the fixed cost components are relatively limited, and the incremental costs associated with each additional franchisee are minimal, which helps us achieve economies of scale as we attract more franchisees over time.
●	Seasonality and special events. The hospitality industry is subject to fluctuations in revenues due to seasonality. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than the other quarters of the year. In addition, certain special events, such as large-scale exhibitions, concerts or sports events, may increase the demand for our hotels significantly as such special events may attract travelers into and within the regions in China where we operate hotels.

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

	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
Revenues:
Leased-and-operated hotels(1)	227,074	24.4	391,960	32.5	338,506	49,079	36.1
Franchised-and-managed hotels	677,481	72.9	774,359	64.2	582,441	84,446	62.2
Others	25,455	2.7	39,827	3.3	15,854	2,298	1.7
Total revenues	930,010	100.0	1,206,146	100.0	936,801	135,823	100.0
●	Franchised-and-managed Hotels. In 2020, 2021 and 2022, we generated revenues of RMB677.5 million, RMB774.4 million and RMB582.4 million (US$84.4 million) from our franchised-and-managed hotels, which accounted for 72.9%, 64.2% and 62.2% of our revenues for the respective years, which include revenues from membership fees of franchised-and-managed hotels.

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

Our revenues from franchised-and-managed hotels are primarily affected by the number of hotels and the revenues generated by the franchised-and-managed hotels. Our franchise agreements typically run for an initial term of 10 to 20 years. We collect franchise management fees from our franchisees and do not bear loss, if any, incurred by our franchisees. Our franchisees are generally required to pay us an initial franchise fee ranging between RMB150,000 and RMB250,000, depending on the number of rooms in the hotel. They are also responsible for all costs and expenses related to hotel construction and renovation. In addition, our franchise agreements typically provide for a monthly franchise management fee of 3% to 5% of the total revenues generated by each franchised-and-managed hotel. In general, we charge franchisees who open multiple hotels under our franchised-and-managed model a lower fee to reward their loyalty. On average, we charged our franchisees a monthly franchise management fee of 4.5%, 4.4% and 4.7% of the total revenues generated by each franchised-and-managed hotel in 2020, 2021 and 2022. We also collect from franchisees a reservation fee on a per room night basis for using our central reservation system, an annual IT system maintenance fee and a part of the membership registration fee to service customers who join our membership program at franchised-and-managed hotels. A number of these hotel general managers are our direct employees and the franchisees will reimburse us the general managers’ salary which is recognized as part of our revenues.

The table below sets forth the revenues from initial franchise fee and recurring franchise management fee and others, both in absolute amount and as a percentage of our revenues generated from franchised-and-managed hotels for the years indicated:

	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
Initial franchise fee	61,051	9.0	76,263	9.8	42,424	6,151	7.3
Recurring franchise management fee	616,430	91.0	698,096	90.2	540,017	78,295	92.7
Revenues from franchised-and- managed hotels	677,481	100.0	774,359	100.0	582,441	84,446	100.0

Revenues from recurring franchise management fee and others as a percentage of our revenues from franchised-and-managed hotels were 91.0% in 2020, 90.2% in 2021 and 92.7% in 2022.

•

Leased-and-operated Hotels. In 2020, 2021 and 2022, we generated revenues of RMB227.1 million, RMB392.0 million and RMB338.5 million (US$49.1 million) (including RMB77.7 million, RMB74.7 million and RMB61.6 million (US$8.9 million) sublease rental revenue for 2020, 2021 and 2022, respectively) from our leased-and-operated hotels, which accounted for 24.4%, 32.5% and 36.1% of our revenues for the respective years.

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

Operating Costs and Expenses. Our operating costs and expenses consist of hotel operating costs, selling and marketing expenses, general and administrative expenses other operating expenses, impairment loss of goodwill and other general expenses.

The following table sets forth the components of our operating costs and expenses, both in absolute amount and as a percentage of total revenues for the year indicated.

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating costs and expenses:
Hotel operating costs:
Rental	118,295	12.7	235,568	19.5	224,536	32,555	24.0
Utilities	15,372	1.7	25,783	2.1	27,877	4,042	3.0
Personnel costs	46,942	5.0	82,114	6.8	74,281	10,770	7.9
Depreciation and amortization	53,850	5.8	80,576	6.7	92,798	13,454	9.9
Consumables, food and beverage	43,258	4.7	69,496	5.8	41,282	5,985	4.4
Costs of hotel managers of franchised-and-managed hotels	91,665	9.9	114,779	9.5	107,852	15,637	11.5
Other costs of franchised-and-managed hotels	22,986	2.5	26,124	2.2	14,340	2,079	1.5
Others	9,291	1.0	16,937	1.4	11,053	1,603	1.2
Total hotel operating costs	401,659	43.2	651,377	54.0	594,019	86,125	63.4
Selling and marketing expenses	75,347	8.1	66,922	5.5	38,534	5,587	4.1
General and administrative expenses	160,421	17.2	256,160	21.3	210,760	30,557	22.5
Other operating expenses	1,731	0.2	4,938	0.4	3,245	471	0.4
Impairment loss of goodwill					91,236	13,228	9.7
Other general expenses	3,000	0.4	99,886	8.3	461,598	66,925	49.3
Total operating costs and expenses	642,158	69.0	1,079,283	89.5	1,399,392	202,893	149.4
●	Hotel operating costs. Our hotel operating costs consist of costs and expenses directly attributable to the operations of our franchised-and-managed and leased-and-operated hotels. Operating costs primarily include costs related to our leased and operated hotels, including rental payments and utility costs, compensation and benefits for our hotel based employees, costs of hotel room consumable products, such as bedding accessories, towel and sanitary amenities, depreciation and amortization of leasehold improvements and others including maintenance expenses, telecommunication expenses and public service charges, as well as costs related to our franchised-and-managed hotels, including (i) compensation and benefits for franchised-and-managed hotel general managers appointed and trained by us, the regional managers of the operating department and other headquarter personnel that serve the franchise and managed hotels, and (ii) related travel and telecommunication expenses.
●	Selling and marketing expenses. Our selling and marketing expenses consist primarily of commissions to travel intermediaries, expenses for marketing programs and materials, expenses in relation to our membership program, compensation and benefits for our sales and marketing personnel, and others including meals and travel expenses for our sales and marketing personnel.
●	General and administrative expenses. Our general and administrative expenses consist primarily of compensation and benefits, including share-based compensation, for our corporate and regional office employees and other employees who are not sales and marketing or hotel-based employees, costs of third-party professional services, travel and accommodation expenses, bad debt provision and other expenses which include bank charges and stamp duty.
●	Impairment loss of goodwill. Our impairment loss of goodwill included Argyle and Urban.
●	Other general expenses. Our other general expenses included one-time impairment charges except impairment loss of goodwill for Argyle and Urban as mentioned earlier, a provision for other assets related to two properties we planned to purchase or lease to develop flagship L&O hotels and the company’s new headquarters, as well as provisions for loan receivables related to franchisee loans.

A.	Results of Operations

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

	Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased-and-operated hotels	227,074	24.4	391,960	32.5	338,506	49,079	36.1
Franchised-and-managed hotels	677,481	72.9	774,359	64.2	582,441	84,446	62.2
Others	25,455	2.7	39,827	3.3	15,854	2,298	1.7
Total revenues	930,010	100.0	1,206,146	100.0	936,801	135,823	100.0
Operating costs and expenses:
Hotel operating costs	(401,659)	(43.2)	(651,377)	(54.0)	(594,019)	(86,125)	(63.4)
Selling and marketing expenses	(75,347)	(8.1)	(66,922)	(5.5)	(38,534)	(5,587)	(4.1)
General and administrative expenses	(160,421)	(17.2)	(256,160)	(21.3)	(210,760)	(30,557)	(22.5)
Other operating expense	(1,731)	(0.2)	(4,938)	(0.4)	(3,245)	(471)	(0.4)
Impairment loss of goodwill					(91,236)	(13,228)	(9.7)
Other general expenses	(3,000)	(0.4)	(99,886)	(8.3)	(461,598)	(66,925)	(49.3)
Total operating costs and expenses	(642,158)	(69.1)	(1,079,283)	(89.5)	(1,399,392)	(202,893)	(149.4)
Other operating income	31,399	3.4	27,060	2.2	19,449	2,820	2.1
Income from operations	319,251	34.3	153,923	12.8	(443,142)	(64,250)	(47.3)
Interest income and other, net	72,934	7.8	59,974	5.0	47,384	6,870	5.1
Interest expenses	(3,456)	(0.4)	(12,671)	(1.1)	(25,376)	(3,679)	(2.7)
Gains (losses) from investments in equity securities	(36,774)	(4.0)	9,138	0.8	(62,156)	(9,012)	(6.7)
Other income/expense, net	2,297	0.2	11,819	1.0	24,230	3,513	2.6
Income before income taxes	354,252	38.1	222,183	18.4	(459,061)	(66,558)	(49.0)
Income tax expense	(110,459)	(11.9)	(108,889)	(9.0)	45,592	6,610	4.9
Income before share of losses in equity investees	243,793	26.2	113,294	9.4	(413,468)	(59,947)	(44.1)
Share of losses (gains) in equity investees, net of tax	910	0.1	383	0.0	(1,598)	(232)	(0.2)
Net income	244,703	26.3	113,677	9.4	(415,067)	(60,179)	(44.3)
Net loss attributable to noncontrolling interests	16,641	1.8	3,761	0.3	32,850	4,763	3.5
Net income attributable to ordinary shareholders	261,344	28.1	117,438	9.7	(382,217)	(55,416)	(40.8)

The following tables present certain unaudited financial data and selected operating data as of and for the years ended December 31, 2020, 2021 and 2022:

	As of December 31,
	2020	2021	2022
Selected Operating Data:
Total hotels in operation	4,340	4,659	4,059
Franchised-and-managed hotels	4,300	4,593	3,998
Leased-and-operated hotels	40	66	61
Total hotel rooms in operation	315,335	337,153	302,497
Franchised-and-managed hotels	310,447	330,089	295,932
Leased-and-operated hotels	4,888	7,064	6,565
Number of cities	345	367	355

	Year Ended December 31,
	2020	2021	2022
Occupancy rate (as a percentage)
Total hotels in operation	68.7%	71.1%	63.7%
Franchised-and-managed hotels	68.9%	71.3%	63.8%
Leased-and-operated hotels	57.8%	63.4%	58.4%
Average daily rate (in RMB)
Total hotels in operation	152	164	159
Franchised-and-managed hotels	152	163	157
Leased-and-operated hotels	179	213	219
RevPAR (in RMB)
Total hotels in operation	105	116	101
Franchised-and-managed hotels	105	116	100
Leased-and-operated hotels	104	135	128
(1)	Based on the number of available rooms.
(2)

Our Occupancy rate, Average daily rate and RevPAR data for the year ended December 31, 2019 presented above reflect the impact of Argyle Hotel Management Group (Australia) Pty Ltd, or Argyle, and Urban Hotel Group, or Urban, after we consolidated them in our financial statements starting from April 2019 and December 2019, respectively. If such Occupancy rate, Average daily rate and RevPAR data were also to reflect the full year impact of Argyle and Urban prior to the respective acquisitions, and for the full year ended December 31, 2019: our Occupancy rate would have been 77.8% for Total hotels in operation, with 78.0% for Franchised-and-managed hotels and 67.5% for Leased-and-operated hotels; our Average daily rate would have been 168 for Total hotels in operation, with 168 for Franchised-and-managed hotels and 205 for Leased-and-operated hotels; and our RevPAR would have been 131 for Total hotels in operation, with 131 for Franchised-and-managed hotels and 138 for Leased-and-operated hotels. We subsequently have deconsolidated Argyle from our financial statements starting from June 2022. We subsequently have deconsolidated Urban from our financial statements starting from December 2022. The number of hotels as of the end of 2022 didn’t include the number of Argyle’s hotels and Urban’s hotels. The Revpar for 2022 considered operation performance of Urban before the disposal of our interest in Urban.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues. Our total revenues decreased by 22.3% from RMB1,206.1 million in 2021 to RMB936.8 million (US$135.8 million) in 2022. The decrease was primarily due to the deconsolidation of Argyle and the disposal of our interest in Urban, and the impact of COVID-19, which resulted in lower RevPAR at L&O hotels and F&M hotels. For the full year 2022, we opened 295 hotels and closed 95 hotels. The revenue per available room, or RevPAR, was RMB101 in the full year 2022, representing a 13.2% year-over-year decrease. Excluding the impact of Argyle and Urban, compared with the full year of 2021, total revenues for the full year of 2022 decreased by 18.8%.

Franchised-and-managed hotels. Revenues from our franchised-and-managed hotels decreased by 24.8% from RMB774.4 million in 2021 to RMB582.4 million (US$84.4 million) in 2022. The initial franchise fees decreased by 44.4% year-over-year, mainly attributable to the decrease in the gross opening number and closing number of F&M hotels. The recurring franchise management fees decreased from RMB698.1 million in 2021 to RMB540.0 million in 2022, primarily due to three reasons: first, a 13.6% year-over-year decrease in F&M hotels’ RevPAR; second, the fee waivers to franchisees of quarantined hotels; and third, the deconsolidation of Argyle and the disposal of our interest in Urban. Excluding the impact of Argyle and Urban, total revenues from F&M hotels for the full year of 2022 decreased by 24.2% year over year.

Leased-and-operated hotels. Revenues from our leased-and-operated hotels decreased by 13.6% from RMB392.0 million in 2021 to RMB338.5 million (US$49.1 million) in 2022. The decrease was primarily due to three reasons: first, the deconsolidation of Argyle and the disposal of our interest in Urban; second, the disposal of 2 hotels in operation since the beginning of 2022 and was partially offset by an increase of 8 newly opened L&O hotels over the same period; and third, a 5.4% year-over-year decrease in L&O hotels’ RevPAR. Excluding the impact of Argyle and Urban, total revenues from L&O hotels for the full year of 2022 decreased by 6.8% year over year.

Hotel operating costs. Our hotel operating costs decreased by 8.8% from RMB651.4 million in 2021 to RMB594.0 million (US$86.1 million) in 2022. The decrease was mainly attributable to the deconsolidation of Argyle and the disposal of our interest in Urban, and disposal of L&O hotels.

Selling and marketing expenses. Our selling and marketing expenses decreased by 42.4% from RMB66.9 million in 2021 to RMB38.5 million (US$5.6 million) in 2022. The decrease was mainly attributable to lower advertising expenses and staff related expenses. Our selling and marketing expenses decreased as a percentage of our revenues from 5.5% in 2021 to 4.1% in 2022.

General and administrative expenses. Our general and administrative expenses decreased by 17.7% from RMB256.2 million in 2021 to RMB210.8 million (US$30.6 million) in 2022. The decrease was primarily attributable to the reduction in consulting fees, staff related cost and office expense.

Other operating expenses. Our other operating expenses decreased by 34.3% from RMB4.9 million in 2021 to RMB3.2 million (US$0.5 million) in 2022, primarily due to the decrease in one-off loss from the disposal of property and equipment.

Impairment loss of goodwill. The loss in 2022 mainly consisted of RMB91.2 million(US$13.2 million) attributable to Argyle and Urban.

Other general expenses. Our other general expenses significantly increased by 362.1% from RMB99.9 million in 2021 to RMB461.6million (US$66.9 million) in 2022, primarily due to the impairments charges except impairment loss of goodwill for Argyle and Urban, provision for other assets related to two properties of Shanghai HongYuan Shengshi, and provision for loan receivables related to franchisee loans.

Other operating income. Our other operating income decreased by 28.1% from RMB27.1 million in 2021 to RMB19.4 million (US$2.8 million) in 2022, primarily due to the decrease of financial subsidies from RMB17.0 million in 2021 to RMB11.5 million in 2022.

Income from operations. As a result of the foregoing, our income from operations significantly decreased by 387.9% from RMB153.9 million in 2021 to RMB-443.1 million (US$-64.2 million) in 2022. As a percentage of our revenues, our income from operations decreased from 12.8% in 2021 to -47.3% in 2022. Excluding impairment loss of goodwill and other general expenses, income from operation from purely operating activities was RMB 109.7million, with a margin of 11.7%.

Interest income and other, net. Our net interest income decreased by 21.0% from RMB60.0 million in 2021 to RMB47.4 million (US$6.9 million) in 2022, primarily due to a decrease in interest income from average aggregate balances of short-term investment, long-term investment and time deposits in 2022.

Gains (losses) from investments in equity securities. Our gains from investments in equity securities significantly decreased by 780.2% from RMB9.1 million in 2021 to RMB-62.2 million (US$-9.0 million) in 2022. The balance of our investments in equity securities decreased from RMB158.0 million as of December 31, 2021 to RMB41.4 million (US$6.0 million) as of December 31, 2022. Aside from these A-share securities, we also hold 33,652,000 shares of Sunkwan Properties, in which we invested as a cornerstone investor in its initial public offering on the Hong Kong Stock Exchange in 2020. Any realized or unrealized gains or losses resulting from the fluctuations of the market value of these securities will be recognized in earnings in the period which they occur.

Income tax expense. Our income tax expense decreased by 141.9% from RMB108.9 million in 2021 to RMB-45.6 million (US$-6.6 million) in 2022, primarily due to the decrease of income from operations. The effective tax rate decreased from 49.0% in 2021 to 9.9% in 2022 due to the reversal of the income tax expense from the projected dividends of previous years.

Share of (losses) gains in equity investees, net of tax. We recognized gains of RMB0.4 million in 2021, mainly attributable to the gains from Zhilong and losses from Yueyuanbaili. We recognized losses of RMB1.6 million (US$0.2 million) in 2022, mainly attributable to gains from Yueyuanbaili and losses from Zhilong.

Net loss attributable to non-controlling interests. The loss in 2022 mainly consisted of RMB32.8 million(US$4.8 million) attributable to GHG’s minority shareholders.

Net income attributable to our ordinary shareholders. As a result of the foregoing, our net income attributable to our ordinary shareholders significantly decreased by 425.5% from RMB117.4 million in 2021 to RMB-382.2 million (US$-55.4 million) in 2022. Our net margin, defined as our net income attributable to our ordinary shareholders as a percentage of our revenues, decreased from 9.7% in 2021 to -40.8% in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues. Our total revenues increased by 29.7 % from RMB930.0 million in 2020 to RMB1,206.1 million in 2021. The increase was primarily due to newly opened L&O and F&M hotels. For the full year 2021, we have opened 722 new hotels and closed 403 hotels at the same time. The revenue per available room, or RevPAR, was RMB116 in the full year 2021, representing a 11.3% year-over-year increase.

Franchised-and-managed hotels. Revenues from our franchised-and-managed hotels increased by 14.3% from RMB677.5 million in 2020 to RMB774.4 million in 2021. The initial franchise fees increased by 24.9% year-over-year, mainly attributable to the gross opening of 693 F&M hotels and the closure of 400 F&M hotels. The recurring franchise management fees increased from RMB616.4 million in 2020 to RMB698.1 million in 2021, primarily due to 10.7% increase in RevPAR and the 6.8% year-over-year increase in the number of F&M hotels, and was offset by the fee waiver to franchisees related to newly acquired hotels.

Leased-and-operated hotels. Revenues from our leased-and-operated hotels, including sublease rental revenues of RMB77.7 million and RMB74.7 million for 2020 and 2021, respectively, increased by 72.6% from RMB227.1 million in 2020 to RMB392.0 million in 2021. The increase was primarily due to 30.4% year-over-year increase in L&O hotels’ RevPAR and revenues from the 29 L&O hotels opened since the beginning of 2021, and partially offset by the closure of 3 L&O hotels over the same period.

Hotel operating costs.Our hotel operating costs increased by 62.2% from RMB401.7 million in 2020 to RMB651.4 million in 2021, The increase was mainly attributable to higher rents, higher utilities and consumables, higher staff headcount and compensation expenses, higher depreciation and amortization, and higher ramp up costs. In 2021, there were 29 L&O hotels opened since the beginning of 2021, and three L&O hotels closed over the same period, which accounted for the main increase in hotel operating costs. Excluding L&O hotel operating costs, costs related to F&M hotels and others increased 22.9%.

Selling and marketing expenses. Our selling and marketing expenses decreased by 11.2% from RMB 75.3 million in 2020 to RMB 66.9 million in 2021, The decrease was mainly attributable to lower advertising expenses. Our selling and marketing expenses decreased as a percentage of our revenues from 8.1% in 2020 to 5.5% in 2021.

General and administrative expenses.Our general and administrative expenses increased by 59.7% from RMB160.4 million in 2020 to RMB 256.2 million in 2021, the increase was primarily attributable to the opening of 29 L&O hotels since the beginning of 2021, the impact of provision for bad debts incurred during 2021, and the increased one-time consulting fees for capital market advice.

Other operating expense. Our other operating expense increased by 185.2% from RMB1.7 million in 2020 to RMB4.9 million in 2021, primarily due to one-off loss from the disposal of property and equipment and compensation to lessor due to early termination.

Other operating income. Our other operating income decreased by 13.8% from RMB31.4 million in 2020 to RMB27.1 million in 2021, primarily due to the decrease of financial subsidies from RMB20.1 million in 2020 to RMB17.0 million in 2021.

Income from operations. As a result of the foregoing, our income from operations decreased by 51.8% from RMB319.3 million in 2020 to RMB153.9 million in 2021. As a percentage of our revenues, our income from operations decreased from 34.3% in 2020 to 12.8% in 2021.

Interest income and other, net. Our net interest income decreased by 17.8% from RMB72.9 million in 2020 to RMB60.0 million in 2021, primarily due to primarily due to a decrease in interest income from average aggregate balances of cash and cash equivalents, restricted cash, short-term investment and time deposits in 2021.

Gains (losses) from investments in equity securities. Our gains (losses) from investments in equity securities increased from negative RMB36.8 million in 2020, including mark-to-market losses of RMB38.8 million, commission for stock purchase of RMB0.7 million, to profit RMB9.1 million in 2021, including mark-to-market profit of RMB 6.4 million, commission for stock purchase of RMB 0.3 million. The balance of our investments in equity securities decreased from RMB242.4 million as of December 31, 2020 to RMB158 million as of December 31, 2021. Aside from these A-share securities, we also hold 41,336,000 shares of Gingko, which we acquired during its initial public offering on the Hong Kong Stock Exchange in 2019, and 33,652,000 shares of Sunkwan Properties, in which we invested as a cornerstone investor in its initial public offering on the Hong Kong Stock Exchange in 2020. Any realized or unrealized gains or losses resulting from the fluctuations of the market value of these securities will be recognized in earnings in the period which they occur.

Income tax expense. Our income tax expenses decreased by 1.4% from RMB110.5 million in 2020 to RMB108.9 million in 2021, primarily due to the decrease of income from operations. The effective tax rate increased from 31.2% in 2020 to 49.0% in 2021 due to the tax on bad debts provisions and share repurchase plans.

Share of (losses) gains in equity investee, net of tax. The gains in 2020 mainly consist of RMB0.9 million from Zhilong. We recognized gains of RMB0.4 million in 2021, mainly attribute to the gains from Zhilong and losses from Yueyuanbaili.

Net loss attributable to non-controlling interests. The loss in 2021 mainly consist of RMB3.76 million attributable to GHG’s minority shareholders.

Net income attributable to our ordinary shareholders. As a result of the foregoing, our net income attributable to our ordinary shareholders decreased by 55.1% from RMB261.3 million in 2020 to RMB117.4 million in 2021. Our net margin, defined as our net income attributable to our ordinary shareholders as a percentage of our revenues, decreased from 28.1% in 2020 to 9.7% in 2021.

B.Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities. Our cash and cash equivalents and restricted cash balance as of December 31, 2022 was RMB670.4 million (US$97.2 million). Our cash and cash equivalents consist of cash on hand and liquid investments which have maturities of three months or less when acquired.

We have been able to meet our working capital and capital expenditure needs, and we believe that we will be able to meet our working capital needs in at least the next twelve months with our operating cash flow and existing cash and cash equivalents. The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	295,257	360,975	292,213	42,367
Net cash provided by investing activities	(111,553)	(928,388)	398,459	57,771
Net cash (used in) provided by financing activities	115,528	255,628	(341,896)	(49,570)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(7,664)	(1,344)	1,073	156
Net increase (decrease) in cash and cash equivalents and restricted cash	291,568	(313,129)	349,849	50,724
Cash and cash equivalents and restricted cash at the beginning of the year	342,160	633,728	320,599	46,482
Cash and cash equivalents and restricted cash at the end of the year	633,728	320,599	670,448	97,206

Operating Activities

Net cash provided by operating activities was RMB292.2 million (US$42.4 million) in 2022, compared to RMB361.0 million in 2021 and RMB295.3 million in 2020.

Net cash provided by operating activities in 2022 was RMB292.2 million (US$42.4 million), which was primarily attributable to our net income of RMB-415.1 million, adjusted to deduct (i) foreign exchange gains of RMB 17.7 million, (ii) interest income of RMB 0.8 million, and to add back (i) bad debt expense of RMB428.3 million, (ii) lease expense to reduce operating lease right-of-use assets of RMB176.4 million, (iii) non-cash depreciation and amortization of RMB109.9 million, (iv) impairment of goodwill of RMB91.2 million, and (v) losses from investments in equity securites of RMB62.2million, (vi) impairment of long lived assets of RMB 60.3 million and (vii) loss from disposal of a subsidiary of RMB 16.1million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) an increase in deferred taxes of RMB121.9 million, (ii) a decrease in operating lease liabilities of RMB107.0 million, (iii) a decrease in deferred revenue of RMB 75.9 million mainly attributable to a decrease in our membership fees received and initial franchisee fees received, (iv) increase in our accounts receivable of RMB 56.7million mainly attributable to an increase of receivables from franchisees and hotel guests, (v) a decrease in advance from customers of RMB 16.3 million as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) an increase in accrued expenses and other current liabilities of RMB88.8 million, (ii) a decrease in Other current assets of RMB46.2 million, (iii) an increase in our recognized tax benefits of RMB20.7 million, (iv) an increase in salary and welfare payable of RMB 10.1 million.

Net cash provided by operating activities in 2021 was RMB361 million, which was primarily attributable to our net income of RMB113.7 million, adjusted to deduct interest income of RMB3.7 million , and to add back (i) non-cash depreciation and amortization of RMB98.1 million, (ii) losses from investments in equity securities of RMB9.1 million, and (iii) bad debt expense of RMB132.6 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) a decrease in our deferred revenue of RMB53.6 million mainly attributable to a decrease in our membership fees received and initial franchisee fees received, (ii) an increase in our accounts receivable of RMB22.3 million mainly attributable to a decrease in bad debt provision due to the recovery from COVID 19 and improved operating performance, (iii) an increase in other assets of RMB49.2 million, (iv) an increase in other current assets of RMB60.3 million,(v) an increase in income tax payable of RMB16.6 million , as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) an increase in our unrecognized tax benefits of RMB38.1 million, (ii) an increase in accrued expenses and other current liabilities of RMB71.5 million, (iii) an increase in salary and welfare payable of RMB8.6 million.

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

Investing Activities

Net cash provided by investing activities was RMB398.5 million (US$57.8 million) in 2022, compared to the net cash used in investing activities of RMB928.4 million in 2021 and RMB111.6 million in 2020.

Net cash provided by investing activities in 2022 was RMB398.5 million (US$57.8 million), primarily attributable to (i) proceeds from short-term investments of RMB517.5 million, (ii) proceeds from disposal of equity securities of RMB 116.6 million. (iii) Proceeds from disposal of subsidiaries of RMB79.7 million. (iv) repayment of loan from franchisees net of RMB48.1 million, partially offset by (i) purchase of short-term investments of RMB161.8 million, (ii) loan to related parties net of RMB125.1 million, (iii) purchases of property and equipment of RMB69.0 million, (iv) loan to third parties net of RMB13.0 million.

Net cash used in investing activities in 2021 was RMB928.4 million, primarily attributable to (i) purchase of short-term investments of RMB378.2 million, (ii) loan to franchisee net of RMB290.0 million, (iii) purchases of property and equipment of RMB341.7 million, (iv) purchase of investments in equity securities of RMB8.9 million, including the strategic and financial investment in Sunkwan Properties, (v) increase of long-term time deposits of RMB130.0 million, (vi) acquisitions, net of cash received of RMB 147.6 million, (vii) advances for purchases of property and equipment of RMB 219.3 million, (viii) advances for acquisitions of RMB 39.5 million, (x)loan to related parties net of RMB296.7 million, partially offset by (i) proceeds from short-term investments of RMB536.4 million, (ii) repayment of advances for acquisitions of RMB12.2 million, (iii) repayment from advances for purchases of property and equipment of RMB22.4 million, (iv) proceeds from disposal of equity securities of RMB 284 million. (v) proceeds from sales of long-term time deposits of RMB50 million,(vi) repayment of loan from third parties net of RMB18.2 million.

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

Financing Activities

Net cash used in financing activities was RMB341.9 million (US$49.6 million) in 2022, compared to net cash provided by financing activities of RMB255.6 million in 2021 and net cash provided by financing activities of RMB115.5 million in 2020.

Net cash used in financing activities in 2022 was RMB341.9 million (US$49.6 million), primarily attributable to (i) repayment of bank borrowings net of RMB306.4 million, (ii) Distribution to the shareholders of RMB41.0 million, partilly offset by proceeds from NCI of 5.5 RMB million.

Net cash provided by financing activities in 2021 was RMB255.6 million, primarily attributable to (i) proceeds from bank borrowings net of RMB558.0 million, (ii) proceeds from NCI of RMB17.9 million and (iii) Distribution to the shareholders of RMB320.3 million.

Net cash provided by financing activities in 2020 was RMB115.5 million, primarily attributable to (i) proceeds from short-term borrowings net of RMB90.0 million and (ii) proceeds from NCI of RMB27.5 million.

Statutory Reserves

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of December 31, 2020, 2021 and 2022, total statutory reserves of our PRC subsidiaries were RMB70.0 million, RMB77.5 million and RMB78.3 million (US$11.4 million). These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer their net assets to the company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB777.7 million, RMB936.8 million and RMB898.6 million (US$130.3 million) as of December 31, 2020, 2021 and 2022, respectively.

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

As of December 31, 2020, 2021 and 2022, we had short-term investments of RMB302.0 million, RMB557.5 million and RMB186.0 million (US$27.0 million) and investments in equity securities of RMB242.4 million, RMB158.0 million and RMB41.4 million (US$6.0 million). We recorded gains from disposal of the short-term investments and investments in equity securities gains of nil and RMB2.3 million, respectively, in 2020, losses of nil and RMB0.5 million, respectively, in 2021, and gains of nil and RMB11.3 million (US$1.6 million), respectively, in 2022. Mark-to-market losses from these equity securities we recorded amounted to RMB29.6 million, RMB8.7 million and RMB13.9 million (US$2.0 million) in 2020, 2021 and 2022, respectively.

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

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2022. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

Loans receivable

Loans receivable are carried at the original loan principal and accrued interest based on the contract rate, less an allowance for uncollectible accounts, as appropriate. We classified loans receivable as long-term or short-term investments according to their contractual maturity. The allowance for uncollectible accounts is estimated based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtors.

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

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our current directors, executive officers and senior management.

Name	Age	Position/Title
Alex S. Xu ()	59	Chairman and chief executive officer
Gregory James Karns	67	Director, general counsel
Bingwu Xie ()	53	Independent director
Dong Li ()	47	Independent director
Yanjie (Catherine) Zhu	40	Independent director
Yiping Yang ()	40	Chief financial officer

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

Mr. Gregory James Karns has served as a director and general counsel of our company since 2005. Mr. Karns is a partner with the U.S. law firm of Cox, Castle & Nicholson LLP, where he has worked since 1989. From 1985 to 1989, Mr. Karns worked as an associate with the law firm of Jones, Day, Reavis & Pogue, and Mr. Karns began his legal career in 1983 as an associate with the law firm of Kindel & Anderson. Mr. Karns received a bachelor’s degree in political science from the University of California in 1980, and his juris doctor degree from Loyola Law School in 1983

Mr. Bingwu Xie () has served as an independent director of our company since 2011. Mr. Xie is the founder and owner and has served as a director of Global Standard Investment Management Co., Ltd. since 2009 and as a director of ValueAlert Co, Ltd. since 2005. From 2014 to 2016, Mr. Xie served as a partner of Gopher Asset Management Limited and as the deputy chief investment officer of Noah Holdings (Hong Kong) Limited. From 2009 to 2014, Mr. Xie served as a managing director in the mergers and acquisitions department of ZEG Capital Management Co., Ltd. with Zhongzhi Enterprise Group, and as corporate vice president in charge of the real estate finance division of Zhongrong International Trust Co., Limited. From 2000 to 2009, Mr. Xie held various positions with Lehman Brothers in Japan and Hong Kong as a vice president and senior vice president of the investment management division, as a vice president in the fixed income division, and served as China country head of the real estate private equity division since December 2006. Mr. Xie received a bachelor’s degree in English for science and technology from Harbin Institute of Technology in 1993 and a master’s degree in international development (economics) from the International University of Japan in 1998.

Mr. Dong Li () has served as an independent director of our company since March 2018. Mr. Li has served as the chief financial officer of Tim Hortons China, a premium coffee chain network in China since September 2021. Mr. Li also served as an independent director of Boqii Holding Ltd (China’s leading pet-focused platform listed on the NYSE, ticker symbol: BQ) since September 2020, as an independent non-executive director of Helens International Holdings Company Limited (China’s largest bar chain network listed on the Hong Kong Stock Exchange, ticker symbol: 09869) since August 2021, as an independent non-executive director of Sinosoft Technology Group Limited (a leading government big data and related services provider listed on the Hong Kong Stock Exchange, ticker symbol: 01297) since February 2023, as an independent non-executive director of Logory Logistics Technology Co., Ltd (a leading end-to-end digital freight transportation services provider in China listed on the Hong Kong Stock Exchange, ticker symbol: 02482) since March 2023 and as an independent non-executive director of ZJLD Group Inc (a leading baijiu company in China devoted to offering premium baijiu products featuring sauce aroma profile and listed on the Hong Kong Stock Exchange, ticker symbol: 06979) since April 2023. Prior to joining Tim Hortons China, Mr. Li served as the chief financial officer for several companies, including Ximalaya Inc., one of China’s largest online audio platforms from September 2019 to September 2021; OneSmart International Education Group Limited, a diversified premium K-12 education company in China listed on the New York Stock Exchange (ticker symbol: ONE) from July 2017 to June 2019; Pegasus Media Group Limited, a company focuses on movie and TV show production, investment, licensing, marketing and derivatives from April 2016 to April 2017; and Ecovacs Robotics Holdings Limited, a consumer robotics company in China listed on the Shanghai Stock Exchange (ticker symbol: 603486) from March 2015 to February 2016. From September 2008 to February 2015, Mr. Li worked as an associate and later vice president in investment banking at Bank of America Merrill Lynch and ICBC International in Hong Kong. Prior to that, Mr. Li worked in KPMG’s auditing practice group from August 1999 to April 2006 in its Beijing and Silicon Valley offices, respectively. Mr. Li received a bachelor’s degree in accounting from School of Economics and Management, Tsinghua University in July 1999, as well as a master’s degree in business administration in finance from Kellogg School of Management, Northwestern University in June 2008. Mr. Li is a member of the Chinese Institute of Certified Public Accountants and the Certified General Accountants Association of Canada.

Ms. Yanjie (Catherine) Zhu () has served as an independent director of our company since December 2021. Ms. Zhu has served as the finance director of Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”) since November 2020. Prior to joining Baozun, she served as the finance director for Cue & Co., Group Ltd. and then IBR between April 2018 and October 2020. From September 2016 to February 2018, Ms. Zhu worked as a finance controller with Xperience Communications (Shanghai) Co., Ltd. Between March 2013 and September 2016, she worked as a finance manager first with Lend Lease Project Management & Construction (Shanghai) Co., Ltd., and then with Porsche Centre Shanghai Waigaoqiao Limited. Prior to that, Ms. Zhu worked as an audit manager with KPMG in its Shanghai office from August 2005 to February 2013. Ms. Zhu received a bachelor’s degree in business administration from Shanghai International Studies University in July 2005. Ms. Zhu is a member of the Chinese Institute of Certified Public Accountants and the Institute of Internal Auditors.

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

B.	Compensation

For the year ended December 31, 2022, we paid an aggregate of approximately US$0.5 million in cash to our executive officers and directors.

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

	Number of
	shares underlying	Exercise price
Name	options granted	(US$ per share)		Grant date	Expiration date
Alex S. Xu	*	14.00	(1)	January 15, 2018	January 15, 2024
Bingwu Xie	*	14.00	(1)	January 15, 2018	January 15, 2024
Dong Li	*	14.00	(1)	March 13,2018	March 13,2024
Yanjie (Catherine) Zhu	*	14.00	(1)	December 31,2021	December 31,2027
Yiping Yang	*	12.00		January 15, 2018	January 15, 2024
*	Less than 1% of our total shares outstanding.
(1)	Equals to the public offering price. For services as directors of our Company.
(2)	For services as general counsel of our Company.
C	Board Practices

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

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Bingwu Xie, Dong Li and Yanjie (Catherine) Zhu. Bingwu Xie is the chairman of our audit committee. Dong Li satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Bingwu Xie, Dong Li and Yanjie (Catherine) Zhu satisfies the requirements for an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange, or the NYSE, and to meet the criteria for independence set forth in Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee consists solely of independent directors.

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Alex S. Xu, Gregory James Karns and Yanjie (Catherine) Zhu. Alex S. Xu is the chairman of our nominating and corporate governance committee. Yanjie (Catherine) Zhu satisfies the requirements for an “independent director” within the meaning of Section 303A of the New York Stock Exchange Corporate Governance Rules.

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

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of December 31, 2022 by:

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

The calculations in the table below are based on (i) 67,416,046 Class A ordinary shares and (ii) 34,762,909 Class B ordinary shares outstanding as of December 31, 2022.

	Beneficially Owned		Percentage of
	Ordinary Shares		Votes Held
	Number	%	%
Directors and Executive Officers:
Alex S. Xu(1)	91,352,209	89.5	93.7
Bingwu Xie	—	—	—
Dong Li	—	—	—
Yanjie (Catherine) Zhu	—	—	—
Yiping Yang	—	—	—
All directors and executive officers as a group	91,352,209	89.5	93.7
Principal Shareholders:
GreenTree Inns Hotel Management Group, Inc.(2)(3)(4)	91,352,209	89.5	93.7
Allspring Global Investments Holdings, LLC(5)	6,067,307	5.9	3.5

Notes:

(1)	Represents (i) 56,589,300 Class A ordinary shares and (ii) 34,762,909 Class B ordinary shares held by GTI. Mr. Alex S. Xu is considered to beneficially own all the shares held by GTI by virtue of (i) his director position on GTI’s 3-member board of director; and (ii) his 83.9% voting power in GTI. As a result, Mr. Alex S. Xu has the power to (i) vote, or to direct the voting of, and (ii) dispose, or to direct the disposition of, all the shares held by GTI.
(2)	as of December 31, 2022. As of the date of this annual report, all pledge ordinary shares has been released.
(3)	GTI’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three (3) votes per share. Currently, GTI has 33,414,026 Class A ordinary shares and 57,938,182 Class B ordinary shares issued and outstanding.
(4)	Mr. Alex S. Xu, directly or indirectly through entities controlled by him, holds 57,938,182 Class B ordinary shares of GTI, including (a) 36,340,682 Class B ordinary shares of GTI held by Mr. Xu’s family trust, for which Mr. Xu and his wife are settlors and trustees and accordingly, Mr. Xu has voting and dispositive control, (b) 17,047,500 Class B ordinary shares of GTI held by GreenTree Hotel Management, Inc., a company incorporated in Samoa and to which Mr. Xu is the sole shareholder and exercises sole voting and dispositive control, and (c) 4,550,000 Class B ordinary shares of GTI held by Keystone Pacific, LLC, a California limited liability company whose sole members are Mr. Xu, individually, and Mr. Xu’s family trust, and accordingly to which Mr. Xu exercises voting and dispositive control, which in the aggregate result in Mr. Xu’s 83.9% voting power in GTI. Mr. Kent Chien Te Wu directly or indirectly through entities controlled by him, holds 10,266,667 Class A ordinary shares of GTI, including (a) 9,666,667 Class A ordinary shares of GTI through Wu Green Tree Limited Partnership, a California limited partnership (“Wu Green Tree”), and (b) 600,000 Class A ordinary shares of GTI individually. The business office of Mr. Wu and Wu Green Tree is 260 Newport Center Drive, Newport Beach, CA 92660. The voting and dispositive power over the Class A ordinary shares of GTI held by Wu Green Tree are controlled by the two general partners of Wu Green Tree, Kent Chien Te Wu, and Maggie Tzu Chiang Wu, his wife, and accordingly Mr. Wu has the power to (i) vote, or direct the voting of, and (ii) dispose, or direct the disposition of, all GTI shares held by Wu Green Tree. Other than Mr. Xu and Mr. Wu, no other shareholder is known to us to own beneficially 5.0% or more of the shares of GTI.
(5)	The number of ordinary shares beneficially owned is as of December 31, 2022, as reported in Amendment No. 1 to Schedule 13G filed on January 13, 2023 by Allspring Global Investments Holdings, LLC, a Delaware limited liability company (“AGIH”), and consists of 6,067,307 Class A ordinary shares. The principal business office of AGIH is 525 Market St, 10th Fl, San Francisco, CA 94105.

To our knowledge, as of December 31, 2022, 10,826,746 Class A ordinary shares or 10.5% of our outstanding ordinary shares were held by record holders in the United States, including Deutsche Bank Trust Company Americas, the depositary bank for our ADR program. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

GTI acquired its shares in offerings that were exempted from registration under the Securities Act of 1933, as amended, or the Securities Act, because such offerings involved either private placements or offshore sales to non-U.S. persons.

We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

In 2022, we made a bridge loan, with an interest rate of 4.35% per annum, to GTI for repayment of an Euro denominated loan from Pudong Development Bank, which was initially used for the acquisition of Da Niang Dumplings from a third party, The outstanding amount of loans, including those incurred in 2021, as of December 31, 2022 was RMB326.4 million. In March, 2023, the outstanding amount of loans payable was offset against a portion of the purchase price paid by us for the acquisition of Da Niang Dumplings and Bellagio.

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

As of December 31, 2022, the outstanding amount of the loan was still RMB 65.1 million.In 2022, Aotao provided advertising promotion services to us in the aggregate amount of RMB5.6 million (US$0.8 million).

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

In 2022, sublease revenue generated from JYHM was RMB48 thousand (US$7 thousand). We also purchased service from JYHM of RMB832 thousand (US$121 thousand) in 2022.

Transactions with Napa Infinity Winery (Shanghai) Inc.

Napa Infinity Winery (Shanghai) Inc., or Napa, is a wine distributor controlled by the brother of Mr. Alex S. Xu. We made advances to Napa for working capital purposes from time to time. In 2019, we made purchases of wine with Napa in the aggregate amount of RMB3.6 million, which was settled by offering the advances we made to Napa. In 2019, we also generated service revenue from Napa of RMB2.4 million by offering design service and promotion service on the 168 mall from the Group. In 2020, we purchased wine from Napa in the aggregate amount of RMB2.1 million (US$0.3 million). In 2021, we purchased wine from Napa in the aggregate amount of RMB2.5 million (US$0.4 million). In 2022, we purchased wine from Napa in the aggregate amount of RMB3.7 million(US$0.5 million).

Transactions with Yibon

Amount due to Yibon of RMB3.2 million comprised of receipts on behalf of Yibon which were unsecured, interest free, and repayable upon demand. We also generated franchise revenue from Yibon of RMB681 thousand in 2019. We generated franchise revenue from Yibon of RMB852 thousand (US$0.13 million) in 2020. In 2021, we generated franchise revenue from Yibon of RMB 1.3 million (US$0.2 million). In 2022, we generated franchise revenue from Yibon of RMB 1.3 million (US$0.2 million).

Transactions with Beifu Hong Kong Industrial Co.,

Beifu Hong Kong Industrial Co., or Beifu HK, is a catering management company controlled by GTI. In 2021, we made a bridge loan of RMB 169.5 million (US$26.6 million) to Beifu HK, for the renewal of a loan in the catering sector with an interest rate of 4.35% per annum. The outstanding amount of the loan as of December 31, 2021 was RMB 26.2 million with an interest rate of 4.35% per annum. The outstanding amount of the loan as of December 31, 2022 was RMB 26.2 million.

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

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, as well as the current income tax treaty between the United States and the PRC, or the Treaty. Such authorities may be replaced, revoked or modified, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

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

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of any distributions (other than certain pro rata distributions of our shares) on the ADSs or Class A ordinary shares (including any amounts withheld to reflect PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the Class A ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code.

Subject to applicable limitations (including a minimum holding period requirement), certain dividends received by non-corporate U.S. Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. Thus, subject to the discussion under “— Passive Foreign Investment Company” below, we believe that dividends we pay on our ADSs will be eligible for the reduced tax rates. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for the reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in later years. Consequently, there can be no assurance that dividends paid on our ADSs will continue to be eligible for the reduced tax rates. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information—E. Taxation — People’s Republic of China Taxation” above), we may be eligible for the benefits of the Treaty. In that case, dividends we pay on our Class A ordinary shares would be potentially eligible for the reduced rates of taxation regardless of whether such shares are represented by ADSs, and whether or not our Class A ordinary shares are readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

In addition, notwithstanding the foregoing, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see “— Passive Foreign Investment Company” below).

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or Class A ordinary shares. See “Item 10. Additional Information—E. Taxation — People’s Republic of China Taxation.” In that case, subject to certain conditions and limitations (including a minimum holding period requirement) and the Foreign Tax Credit Regulations (as defined below), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as foreign source income and will generally constitute passive category income. However, recently issued U.S. Treasury regulations that address foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. In addition, if you are eligible for the benefits of the Treaty, any PRC withholding taxes on dividends will not be creditable against your U.S. federal income tax liability to the extent withheld at a rate exceeding the applicable rate under the Treaty. Alternatively, instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisor regarding the Foreign Tax Credit Regulations and the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Based on the nature and composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our 2022 taxable year. The determination of whether or not we are a PFIC is made annually. Accordingly, there is a risk that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or in the value of our assets. In particular, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change and has been volatile. Any decrease in the market value of our ADSs may result in our becoming a PFIC.

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

A different election, known as the “qualified electing fund” or “QEF” election, is generally available to holders of PFIC stock, but requires that the corporation provide the holders with a “PFIC Annual Information Statement” containing certain information necessary for the election, including the holder’s pro rata share of the corporation’s earnings and profits and net capital gain for each taxable year, computed according to U.S. federal income tax principles. We do not intend, however, to determine our earnings and profits or net capital gain under U.S. federal income tax principles, nor do we intend to provide U.S. Holders with a PFIC Annual Information Statement. Therefore, you should not expect to be eligible to make this election.

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

Taxation of Capital Gains

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized for the ADSs or Class A ordinary shares and your adjusted basis in the ADSs or Class A ordinary shares, both determined in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company” above, such gain or loss will generally be capital gain or loss and will generally be long-term capital gain or loss if you have held the ADSs or Class A ordinary shares for more than one year. Long-term capital gains of non-corporate U.S. Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). However, pursuant to the Foreign Tax Credit Regulations, if you do not elect to treat any gain as PRC source gain under the Treaty, any PRC tax imposed on such gain would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, however, the non-creditable PRC tax may reduce the amount realized on the disposition of our ADSs or Class A ordinary shares. You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash which is mostly held in interest bearing bank deposits. As of December 31, 2022, substantially all of our cash and cash equivalents were held in major financial institutions located in China. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to hedge interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Equity Price Risk

We are exposed to equity price risk on our common stock holdings. As of December 31, 2022, we had investments in equity securities (excluding investments in Gingko) of RMB41.4 million (US$6.0 million), primarily common stock in Chinese companies which are listed in the China A-Share and Hong Kong stock market. The common stock holdings are exposed to price fluctuations. Assuming a 1.0% decrease of share prices, the market value of the common stock holdings would have decreased to RMB40.9 million.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China, or the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the Renminbi has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. While the RMB appreciated approximately 6.3% and 2.3%, respectively, against the U.S. dollar in 2020 and 2021, the RMB depreciated approximately 8.2% against the U.S. dollar in 2022. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

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

During the year ended December 31, 2022, we did not receive any payment from Deutsche Bank, the depositary bank for our ADR program.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2020, 2021 and 2022.

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

For the period from March 26, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2022, we used approximately US$128.2 million of the net proceeds from our initial public offering for general corporate purposes in line with our strategies, including (i) the organic expansion of our hotel chain and the improvement of existing hotel properties, including conversion of existing leased-and-operated hotels to new brands, including Gem, Gya and Vx, (ii) potential acquisitions of domestic and overseas operators that will complement our operations and accelerate our expansion plan, and (iii) working capital and other general corporate purposes, including marketing and upgrading our IT system.

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

Our management, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) as of December 31, 2022. Based upon that evaluation, as of December 31, 2022, our management has concluded that our disclosure controls and procedures were effective.

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

To remediate our identified material weakness and improve our internal control over financial reporting, we have implemented a number of measures to address the material weakness. These measures include the following:

(i) We have enhanced the management function to oversee the collection of franchisee loans receivable;

(ii) We have implemented additional review and monitoring controls in the calculation of the bad debt provision of our franchisee loans receivable;

(iii) We have formalized the processes and controls over past-due franchisee loan payments.

During the fiscal year ended December 31, 2022, management completed the design, implementation and testing of the newly designed and enhanced controls and determined that, as of December 31, 2022, these controls were appropriately designed and operating effectively to conclude the material weaknesses have been remediated.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Hua Ming LLP has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2022, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, for the years indicated.

	For the Years Ended December 31,
	2020	2021	2022

	(In thousands of US dollars)
Audit Fees	785	1,190	979
All Other Fees	79	—	—
Total	864	1,190	979

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

(a) Please see the Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F, which has been furnished as Exhibit 15.2 to this annual report.

(b) For the fiscal year ended December 31, 2021, Ernst & Young Hua Ming LLP, which was a registered public accounting firm that the PCAOB determined in December 2021 that it was unable to inspect or investigate completely because of the positions taken by the PRC authorities, issued an audit report for us, and such audit report was included in our annual report on Form 20-F for the fiscal year ended December 31, 2021. On June 14, 2022, we were conclusively identified by the SEC as an SEC-identified issuer pursuant to Section 104(i)(2)(A) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7214(i)(2)(A)). The PCAOB vacated its 2021 determinations in December 2022, and as a result, Ernst & Young Hua Ming LLP, which issued an audit report included in this annual report, is no longer a registered public accounting firm that the PCAOB determines it is unable to inspect or investigate completely because of the positions taken by an authority in any foreign jurisdiction.

Our company is incorporated in the Cayman Islands. Our company does not use a variable-interest entity or any similar structure that results in additional foreign entities being consolidated in our financial statements.

To the best of our knowledge, no governmental entity in the PRC or the Cayman Islands owns any shares of our company.

To the best of our knowledge, no governmental entity in the PRC (i.e. the applicable foreign jurisdiction with respect to Ernst & Young Hua Ming LLP) has a controlling financial interest with respect to our company.

No member of the board of directors of our company is any official of the Chinese Communist Party.

The memorandum and articles of association of our company does not contain any charter of the Chinese Communist Party.

ITEM 16J.INSIDER TRADING POLICIES

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

*12.1	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

**13.1	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**13.2	Certification of our Principal Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Zhonglun W&D Law Firm

**15.2	Certification by the Chief Executive Officer Pursuant to Item 16I(a) of Form 20-F

*101.INS	Inline XBRL Instance Document.

*101.SCH	Inline XBRL Taxonomy Extension Schema Document.

*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

*101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

*101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.

*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document. Cover Page Interactive Data

*104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GREENTREE HOSPITALITY GROUP LTD.

By:	/s/ Alex S. Xu
	Name:	Alex S. Xu
	Title:	Chairman and Chief Executive Officer

Date: April 28, 2023

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2020, 2021 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of GreenTree Hospitality Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GreenTree Hospitality Group Ltd. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income/(loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases using a modified retrospective transition method in the year ended December 31, 2022.

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

Shanghai, the People’s Republic of China

April 28, 2023

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2021	2022	2022
	Notes	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents		298,428,709	637,150,219	92,378,098
Restricted cash		3,300,000	7,937,397	1,150,814
Short-term investments	11	557,458,675	186,031,572	26,972,043
Investments in equity securities	11	157,988,851	41,361,346	5,996,831
Accounts receivable, net of allowance for doubtful accounts of RMB3,429,201 and RMB7,527,631 (USD1,091,404) as of December 31, 2021 and 2022 respectively		95,589,936	115,505,310	16,746,696
Amounts due from related parties	22	310,419,860	437,165,271	63,383,006
Prepaid rent		15,454,967	—	—
Inventories		2,297,584	2,236,082	324,201
Other current assets	12	142,737,163	92,851,350	13,462,181
Loans receivable, net	6	247,530,580	181,667,170	26,339,264
Total current assets		1,831,206,325	1,701,905,717	246,753,134
Amounts due from a related party	22	—	112,360,000	16,290,669
Restricted cash		18,869,900	25,359,592	3,676,795
Long-term time deposits		160,000,000	130,000,000	18,848,228
Loans receivable, net	6	290,967,680	177,172,509	25,687,599
Property and equipment, net	7	1,045,356,265	834,771,681	121,030,517
Intangible assets, net	8	520,117,479	38,111,936	5,525,711
Operating lease right-of-use assets	9	—	1,544,739,494	223,966,174
Goodwill	10	120,819,948	29,583,468	4,289,200
Long-term investments	11	188,790,785	175,554,460	25,453,004
Other assets	12	329,366,340	94,606,582	13,716,665
Deferred tax assets	19	161,565,839	231,913,646	33,624,318
TOTAL ASSETS		4,667,060,561	5,096,079,085	738,862,014
LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	13	356,000,000	99,800,000	14,469,640
Long-term bank loans, current portion	13	50,200,000	141,800,000	20,559,067
Accounts payable		24,036,544	20,745,204	3,007,772
Advance from customers	5	39,773,738	18,681,010	2,708,492
Amounts due to related parties	22	9,530,627	13,812,954	2,002,690
Salary and welfare payable		60,154,565	68,684,825	9,958,364
Deferred rent		1,926,957	—	—
Deferred revenue	5	215,147,975	189,105,747	27,417,756
Operating lease liabilities, current	9	—	210,388,801	30,503,509
Accrued expenses and other current liabilities	14	381,282,062	400,054,308	58,002,422
Income tax payable		70,897,366	71,788,163	10,408,305
Dividends payable		40,999,458	—	—
Total current liabilities		1,249,949,292	1,234,861,012	179,038,017

Deferred rent		68,842,692	—	—
Operating lease liabilities, non-current	9	—	1,449,422,906	210,146,568
Deferred revenue	5	314,472,488	232,695,351	33,737,655
Long-term bank loans, non current portion	13	301,800,000	160,000,000	23,197,819
Other long-term liabilities	15	132,046,925	120,196,036	17,426,787
Deferred tax liabilities	19	228,201,745	60,456,710	8,765,399
Unrecognized tax benefits	19	328,820,281	349,559,101	50,681,305
Total liabilities		2,624,133,423	3,607,191,116	522,993,550

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED BALANCE SHEETS — (Continued)

		As of December 31,
		2021	2022	2022
	Notes	RMB	RMB	USD
Commitments and contingencies	23
Shareholders’ equity:
Class A ordinary shares (USD0.50 par value per share; 400,000,000 and 400,000,000 shares authorized as of December 31, 2021 and 2022; 68,286,954 and 68,201,056 shares issued and outstanding as of December 31, 2021 and 2022 respectively)	16	222,587,070	222,587,070	32,272,092
Class B ordinary shares (USD0.50 par value per share; 100,000,000 and 100,000,000 shares authorized as of December 31, 2021 and 2022; 34,762,909 and 34,762,909 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	16	115,534,210	115,534,210	16,750,886
Treasury Stock	24	—	(16,971,057)	(2,460,572)
Additional paid-in capital		1,151,384,306	1,151,321,950	166,925,992
Retained earnings(accumulated losses)		326,298,618	(55,918,341)	(8,107,397)
Accumulated other comprehensive income		41,880,907	27,732,104	4,020,776
Total GreenTree Hospitality Group Ltd. shareholders’ equity		1,857,685,111	1,444,285,936	209,401,777
Noncontrolling interests		185,242,027	44,602,033	6,466,687
Total shareholders’ equity		2,042,927,138	1,488,887,969	215,868,464
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4,667,060,561	5,096,079,085	738,862,014

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

		Year Ended December 31,
		2020	2021	2022	2022
	Notes	RMB	RMB	RMB	USD
Revenues:
Leased-and-operated hotels (including revenue from related parties of RMB320,179, RMB288,392 and RMB47,704 (USD6,916) for the years ended December 31, 2020, 2021 and 2022, respectively)	5	227,074,041	391,960,031	338,506,220	49,078,788
Franchised-and-managed hotels (including revenue from related parties of RMB852,287, RMB1,251,888 and RMB1,285,068 (USD186,317) for the years ended December 31, 2020, 2021 and 2022, respectively)	5	677,480,818	774,359,348	582,441,077	84,446,018
Others	5	25,455,237	39,826,579	15,853,985	2,298,612
Total revenues		930,010,096	1,206,145,958	936,801,282	135,823,418
Operating costs and expenses:
Hotel operating costs (including purchase from related parties of RMB764,045, RMB889,140 and RMB20,754 (USD3,009) for the years ended December 31, 2020, 2021 and 2022, respectively)	17	(401,659,306)	(651,376,905)	(594,019,322)	(86,124,706)
Selling and marketing expenses (including service from a related party of RMB6,021,433, RMB9,438,030 and RMB6,167,777 (USD894,243) for the years ended December 31, 2020, 2021 and 2022, respectively)		(75,347,166)	(66,921,718)	(38,534,427)	(5,586,967)
General and administrative expenses		(160,420,554)	(256,160,262)	(210,759,610)	(30,557,271)
Other operating expenses		(1,731,405)	(4,937,625)	(3,244,855)	(470,460)
Impairment loss of goodwill				(91,236,480)	(13,228,046)
Other general expenses		(3,000,000)	(99,886,003)	(461,597,460)	(66,925,340)
Total operating costs and expenses		(642,158,431)	(1,079,282,513)	(1,399,392,154)	(202,892,790)
Other operating income		31,399,552	27,059,935	19,448,889	2,819,824
Income (Loss) from operations		319,251,217	153,923,380	(443,141,983)	(64,249,548)
Interest income (including interest income from related parties of RMB21,336,855, RMB544,352 and RMB12,333 (USD1,788) for the years ended December 31, 2020, 2021 and 2022, respectively)		72,934,212	59,974,418	47,383,941	6,870,026
Interest expenses		(3,456,316)	(12,671,385)	(25,375,848)	(3,679,152)
(Losses and impairment) Gains on equity securities held		(36,773,521)	9,137,875	(62,156,235)	(9,011,807)
Other income, net		2,296,981	11,818,559	24,229,536	3,512,952
Income/(Loss) before income taxes and share of losses in equity method investments		354,252,573	222,182,847	(459,060,589)	(66,557,529)
Income tax (expense)/benefits	19	(110,459,202)	(108,888,882)	45,592,418	6,610,279
Income before share of losses in equity method investments		243,793,371	113,293,965	(413,468,171)	(59,947,250)
Share of income/(loss) in equity method investments, net of tax		909,365	382,874	(1,598,301)	(231,732)
Net income/(loss)		244,702,736	113,676,839	(415,066,472)	(60,178,982)
Net loss attributable to noncontrolling interests		16,641,655	3,761,411	32,849,513	4,762,732
Net income/(loss) attributable to ordinary shareholders		261,344,391	117,438,250	(382,216,959)	(55,416,250)

Earnings/(Loss) per share
Class A ordinary shares-basic and diluted	24	2.54	1.14	(3.71)	(0.54)
Class B ordinary shares-basic and diluted	24	2.54	1.14	(3.71)	(0.54)

Weighted average shares outstanding
Class A ordinary shares-basic and diluted	24	68,286,954	68,286,954	68,201,056	68,201,056
Class B ordinary shares-basic and diluted	24	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive loss	25
-Foreign currency translation adjustments, net of tax of nil		(19,714,207)	(6,497,403)	(11,361,872)	(1,647,317)
-Unrealized gains(loss) on available-for-sale investments, net of tax		—	2,791,663	(2,786,931)	(404,067)

Other comprehensive loss, net of tax		(19,714,207)	(3,705,740)	(14,148,803)	(2,051,384)

Comprehensive income/(loss), net of tax		224,988,529	109,971,099	(429,215,275)	(62,230,365)
Comprehensive loss attributable to noncontrolling interests		16,641,655	3,761,411	32,849,513	4,762,731
Comprehensive income/(loss) attributable to ordinary shareholders		241,630,184	113,732,510	(396,365,762)	(57,467,634)

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Renminbi, except share data, unless otherwise stated)

										Total Green
									Accumulated	Tree Hospitality
	Class A		Class A		Class B		Additional	Retained	Other	Group Ltd.
	Ordinary Shares		Treasury stock		Ordinary Shares		Paid-in	Earnings	Comprehensive	Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(accumulated losses)	Income	Equity	interests	Total Equity
Balance at January 1, 2020	67,416,046	219,526,699	—	—	34,762,909	115,534,210	1,152,108,217	308,698,533	65,300,854	1,861,168,513	156,591,494	2,017,760,007
Issuance of Class A ordinary shares as a payment to the acquisition of Urban	870,908	3,060,371	—	—	—	—	(3,060,371)	—	—	—	—	—
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	—	—	6,943,589	6,943,589
Net income	—	—	—	—	—	—	—	261,344,391	—	261,344,391	(16,641,655)	244,702,736
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(19,714,207)	(19,714,207)	—	(19,714,207)
Share-based compensation (Note 18)	—	—	—	—	—	—	232,558	—	—	232,558	—	232,558
Balance at December 31, 2020	68,286,954	222,587,070	—	—	34,762,909	115,534,210	1,149,280,404	570,042,924	45,586,647	2,103,031,255	146,893,428	2,249,924,683
Distribution to the shareholders	—	—	—	—	—	—	—	(361,182,556)	—	(361,182,556)	—	(361,182,556)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	—	—	8,191,000	8,191,000
Acquisition of noncontrolling interest	—	—	—	—	—	—	(360,861)	—	—	(360,861)	(657,526)	(1,018,387)
Acquisitions of subsidiaries and business	—	—	—	—	—	—	—	—	—	—	34,576,536	34,576,536
Net income	—	—	—	—	—	—	—	117,438,250	—	117,438,250	(3,761,411)	113,676,839
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(6,497,403)	(6,497,403)	—	(6,497,403)
Unrealized gains on available-for-sale investments	—	—	—	—	—	—	—	—	2,791,663	2,791,663	—	2,791,663
Share-based compensation (Note 18)	—	—	—	—	—	—	2,464,763	—	—	2,464,763	—	2,464,763
Balance at December 31, 2021	68,286,954	222,587,070	—	—	34,762,909	115,534,210	1,151,384,306	326,298,618	41,880,907	1,857,685,111	185,242,027	2,042,927,138
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	—	—	400,000	400,000
Net loss	—	—	—	—	—	—	—	(382,216,959)	—	(382,216,959)	(32,849,513)	(415,066,472)
Share consideration for disposal of Urban	—	—	(870,908)	(16,971,057)	—	—	—	—	—	(16,971,057)	—	(16,971,057)
Deconsolidation or disposal of subsidiaries	—	—			—	—	—	—	—	—	(108,190,481)	(108,190,481)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(11,361,872)	(11,361,872)	—	(11,361,872)
Unrealized losses on available-for-sale investments	—	—	—	—	—	—	—	—	(2,786,931)	(2,786,931)	—	(2,786,931)
Share-based compensation (Note 18)	—	—	—	—	—	—	(62,356)	—	—	(62,356)	—	(62,356)
Balance at December 31, 2022	68,286,954	222,587,070	(870,908)	(16,971,057)	34,762,909	115,534,210	1,151,321,950	(55,918,341)	27,732,104	1,444,285,936	44,602,033	1,488,887,969
Balance at December 31, 2022 (USD)		32,272,092		(2,460,572)		16,750,886	166,925,992	(8,107,397)	4,020,776	209,401,777	6,466,687	215,868,464

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Operating activities:
Net income(loss)	244,702,736	113,676,839	(415,066,472)	(60,178,982)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	65,869,971	98,110,657	109,873,526	15,930,164
Share of (gains)losses in equity method investments	(909,364)	(382,874)	1,598,301	231,732
Impairment of goodwill	—	—	91,236,480	13,228,046
Impairment of intangible assets with indefinite life	—	—	12,000,345	1,739,886
Impairment of long-lived assets	—	—	48,306,360	7,003,764
Noncash lease expense	—	—	176,432,750	25,580,344
(Gains)losses from disposal of subsidiaries	(1,779,000)	118,443	16,117,056	2,336,753
Interest income	(11,542,121)	(3,669,643)	(844,175)	(122,394)
Bad debt expenses	29,953,404	132,591,726	428,304,998	62,098,387
Losses and impairment (Gains) on equity securities held	44,506,823	(9,137,875)	62,156,235	9,011,807
Losses on disposal of property and equipment	—	604,017	1,303,452	188,983
Foreign exchange losses (gains)	4,723,948	(1,310,346)	(17,668,367)	(2,561,672)
Share-based compensation	232,558	2,464,763	(62,356)	(9,041)
Changes in operating assets and liabilities:
Accounts receivable	(28,789,041)	(22,329,328)	(56,670,603)	(8,216,465)
Prepaid rent	5,196,798	(1,857,100)	—	—
Inventories	(1,281,009)	1,495,974	(793,081)	(114,986)
Amounts due from related parties	10,329,181	(3,963,547)	(4,464,609)	(647,307)
Other current assets	(18,807,170)	(60,345,480)	46,230,006	6,702,721
Other assets	(19,680,102)	(49,214,290)	(2,349,148)	(340,594)
Accounts payable	4,546,551	4,520,260	574,260	83,260
Amounts due to related parties	(319,778)	6,332,374	4,282,327	620,879
Salary and welfare payable	8,913,678	8,586,978	10,100,358	1,464,414
Deferred revenue	(59,516,154)	(53,595,903)	(75,948,621)	(11,011,515)
Advance from customers	(5,800,119)	5,468,230	(16,334,755)	(2,368,317)
Accrued expenses and other current liabilities	13,169,672	71,545,537	88,799,912	12,874,777
Income tax payable	(6,354,794)	(16,586,604)	(169,894)	(24,632)
Unrecognized tax benefits	29,038,185	38,140,379	20,738,820	3,006,846
Operating lease liabilities	—	—	(106,975,668)	(15,510,014)
Deferred rent	6,997,755	40,770,544	—	—
Other long-term liabilities	(5,549,798)	14,648,804	(6,594,188)	(956,067)
Deferred taxes	(12,595,878)	44,292,605	(121,900,554)	(17,673,919)
Net cash provided by operating activities	295,256,932	360,975,140	292,212,695	42,366,858
Investing activities:
Purchases of property and equipment	(111,929,994)	(341,715,516)	(69,012,279)	(10,005,840)
Purchases of intangible assets	(887,893)	(201,746)	(108,028)	(15,663)
Proceeds from disposal of property and equipment	80,355	—	2,388,399	346,285
Acquisitions, net of cash received	(18,415,807)	(147,608,325)	—	—
Advances for acquisitions	(6,550,000)	(39,483,494)	—	—
Collections of acquisition advances	36,352,700	12,154,500	—	—
Advances for purchases of property and equipment	—	(219,346,261)	—	—
Repayments from advances for purchases of property and equipment	—	22,400,000	3,247,390	470,827
Purchases of short-term investments	(206,596,401)	(378,189,082)	(161,760,000)	(23,452,995)
Proceeds from maturities of short-term investments	453,434,366	536,383,232	517,528,048	75,034,514
Proceeds from maturities of long-term time deposits	—	50,000,000	—	—
Purchase of long-term time deposits	(30,000,000)	(130,000,000)	—	—
Purchases of investments in equity securities	(65,829,314)	(8,940,000)	—	—
Proceeds from disposal of equity securities	198,976	284,004,591	116,555,911	16,899,019
Proceeds from disposal of equity method investments	6,380,000	—	—	—
Proceeds from disposal of subsidiaries	2,183,350	1,693,391	79,666,586	11,550,569
Loans to related parties	(528,356,500)	(604,618,942)	(168,695,802)	(24,458,592)
Repayment from related parties	539,996,179	307,933,500	43,555,000	6,314,881
Loans to third parties	(62,000,000)	(36,944,271)	(14,628,629)	(2,120,952)
Repayment from third parties	—	55,127,367	1,638,833	237,608

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Investing activities (continued):
Loan to franchisees	(218,821,974)	(423,399,028)	(47,760,740)	(6,924,656)
Repayment from franchisees	99,209,300	133,380,285	95,844,426	13,896,136
Others	—	(1,018,387)	—	—
Net cash used in/(generated from) investing activities	(111,552,657)	(928,388,186)	398,459,115	57,771,141
Financing activities:
Distribution to the shareholders (Note 1)	—	(320,253,160)	(40,999,458)	(5,944,363)
Proceeds from bank loans	160,000,000	808,000,000	99,800,000	14,469,640
Repayment of bank loans	(70,000,000)	(250,000,000)	(406,200,000)	(58,893,464)
Loan from non-controlling interest	20,585,804	9,689,903	5,103,299	739,909
Capital contribution from noncontrolling interest holders	6,943,589	8,191,000	400,000	57,995
Payment for contingent consideration	(2,001,521)	—	—	—
Net cash generated from/(used in) financing activities	115,527,872	255,627,743	(341,896,159)	(49,570,283)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(7,664,261)	(1,344,197)	1,072,948	155,563
Net increase/(decrease) in cash and cash equivalents and restricted cash	291,567,886	(313,129,500)	349,848,599	50,723,279
Cash and cash equivalents and restricted cash at the beginning of the year	342,160,223	633,728,109	320,598,609	46,482,428
Cash and cash equivalents and restricted cash at the end of the year	633,728,109	320,598,609	670,447,208	97,205,707
Supplemental disclosure of cash flow information:
Interest paid	(4,470,953)	(7,363,066)	(25,579,525)	(3,708,683)
Income taxes paid	(105,591,179)	(78,296,994)	(53,827,717)	(7,804,285)
Supplemental disclosure of non-cash investing and financing activities:
Consideration payable for acquisitions	—	15,342,675	—	—
Share consideration of disposal of Urban Group	—	—	16,971,057	2,460,572
Reconciliation of cash, cash and equivalents and restricted cash
Cash and cash equivalents	611,358,209	298,428,709	637,150,219	92,378,098
Restricted cash, current	—	3,300,000	—	—
Restricted cash, non-current	22,369,900	18,869,900	33,296,989	4,827,609
Total cash, cash and equivalents and restricted cash shown in the statements of cash flow	633,728,109	320,598,609	670,447,208	97,205,707

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

GreenTree Hospitality Group Ltd. (the “Company”) was incorporated in the Cayman Islands on October 18, 2017. Alex S. Xu is the founder, Chief Executive Officer (“CEO”) and controlling shareholder of the Company (through his shareholding of Class A ordinary shares and Class B ordinary shares of Green Tree Inns Hotel Management Group. Inc. “GTI”) which account for 78.59% of the voting interest of the Company (the “Founder”).

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

On January 15, 2020, the Company issued 870,908 Class A ordinary shares as a portion of the purchase consideration for the acquisition of 70% equity interest in Shandong Xinghui Urban Hotel Management Group Co., Ltd (“Urban”).

On December 20, 2021, the Company announced that its board of directors approved the payment of a cash dividend of USD0.55 per ordinary share and the total amount of cash distributed for the dividend was USD56,667,425, among which USD50,243,715 (equivalent to RMB320,253,160) was paid in 2021 and the rest USD6,423,710 (equivalent to RMB40,999,458) was paid in January 2022.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The Company and its subsidiaries are hereinafter referred to as the Group. The principal business activities of the Group are to develop leased-and-operated and franchised-and-managed economy hotels under the “GreenTree” brand in the PRC. The Group’s major direct and indirect invested subsidiaries consist of the following as of December 31, 2022:

		Date of
		Incorporation,
	Percentage of	Merger or	Place of	Major
Major subsidiaries	Ownership	Acquisition	Incorporation	Operation
GreenTree Inns Hotel (Shanghai) Management, Inc.	100%	November 30, 2004	PRC	Hotel management
GreenTree Inns Hotel (China) Management, Inc.	100%	June 30, 2005	PRC	Hotel management
GreenTree Inns Jiangpu Hotel (Shanghai) Company Limited.	100%	August 9, 2005	PRC	Hotel management
Hexie (Changzhou) Hotel Management Co., Ltd.	100%	September 14, 2006	PRC	Hotel management
GreenTree Inns Hotel (Jiangsu) Management, Inc.	100%	January 30, 2007	PRC	Hotel management
GreenTree Inns Hotel (Changning) Management, Inc.	100%	January 30, 2007	PRC	Hotel management
GreenTree Inns Hotel (Tianjin) Co., Ltd.	100%	August 2, 2007	PRC	Hotel management
GreenTree Inns Hotel (Zhejiang) Management, Inc.	100%	August 13, 2007	PRC	Hotel management
GreenTree Inns Hotel (Beijing) Management, Inc.	100%	March 17, 2008	PRC	Hotel management
Shiruide Hotel Management (Shanghai) Co., Ltd.	100%	February 16, 2009	PRC	Hotel management
Jinan Dongrunbao Inns Management Co., Ltd.	100%	April 22, 2009	PRC	Hotel management
GreenTree Suites Management Corp (“GreenTree Suites”)	100%	June 30, 2009	Cayman Islands	Investment holding
Pacific Hotel Investment, Inc.(“PHI”)	100%	June 30, 2009	Samoa	Investment holding
GreenTree Inns Hotel Management Group, Inc. (“GreenTree Samoa”)	100%	October 28, 2010	Samoa	Investment holding
GreenTree Hotels (Hong Kong), Limited.	100%	February 17, 2011	Hong Kong	Investment holding
Shanghai Evergreen Technology Co., Ltd. (“Shanghai Evergreen”)	100%	October 20, 2011	PRC	Information technology services
Shanghai Beifu Industrial Co., Ltd.	100%	February 25, 2014	PRC	Hotel management
Shenzhen Gegao Investment Management Co., Ltd.	100%	May 7, 2015	PRC	Investment holding
Yancheng Ruixin Hotel Management Co., Ltd.	70%	June 5, 2015	PRC	Hotel management
Shanghai Jingjia Hotel Co., Ltd.	100%	February 15, 2017	PRC	Hotel management
Shanghai Wumian Hotel Management Co., Ltd.	66.7%	January 16, 2018	PRC	Hotel management
Yancheng Zexin Hotel Management Co., Ltd.	51%	July 1, 2018	PRC	Hotel management
Foshan Baiqinghui Hotel Management Co., Ltd.	70%	August 31, 2018	PRC	Hotel management
GreenTree Hotel (Xuzhou) Co., Ltd.	100%	February 5, 2018	PRC	Hotel property
Banyan Hotel (Xuzhou) Co., Ltd.	100%	May 3, 2018	PRC	Hotel property
Suzhou Ganglongkaiyuan Hotel Management Co., Ltd.	100%	May 31, 2019	PRC	Hotel property
Shanghai Sipei Technology Co., Ltd. (“Shanghai Sipei”)	100%	October 20, 2011	PRC	Information technology services

Since June 2022 , the Group deconsolidated Argyle Beijing and its subsidiaries due to loss of effective control (Note 4).

In November 2022, the Group deconsolidated Urban and its subsidiaries (Note 4).

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Leased-and-operated hotels

The Group owns hotel property or leases hotel properties from property owners and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards of the “GreenTree” brand, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease, most initial terms of which ranges from 5 to 22 years.

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

Basis of consolidation

The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

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

The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts receivable, impairment of loans receivable, fair value measurement and impairment of investments, the useful lives and impairment of property and equipment and intangible assets, valuation allowance for deferred tax assets, impairment of goodwill, average life of memberships, estimates involved in the accounting for its membership program, purchase price allocation, share-based compensation arrangements and discount rate used to measure lease liabilities.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits placed with commercial banks or other financial institutions and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less. All cash and cash equivalents are unrestricted as to withdrawal and use.

Restricted cash

Restricted cash comprise of deposits pledged with banks as security in relation to the guarantees for prepaid cards and borrowings and deposits restricted due to lawsuit.

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

Investments in equity securities

The Group accounts for its investments in equity securities in accordance with ASC Subtopic 321, Investments – Equity Securities (“ASC 321”). These securities have readily determinable fair values and are generally held for resale in anticipation of short-term market movements and therefore the Group classifies them as investment in equity securities in current assets which are carried at fair value at each balance sheet date. Gains and losses, both realized and unrealized, are included in (Losses and impairment) Gains on equity securities held in the consolidated statements of comprehensive income/(loss).

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Investments (continued)

Long-term time deposits

Long-term time deposits comprise of deposits placed with certain bank with a maturity of one to three years. Unrealized gains from long-term time deposit of RMB19,880,287, RMB4,726,875 and RMB4,534,833 (USD657,489) were recognized for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2021 and 2022, RMB 130,000,000 and RMB 130,000,000 (USD 18,848,228) of which, respectively, was pledged with banks as security in relation to the guarantee for the long-term bank loans and restricted to use (Note 13).

Long-term investments

The Group’s long-term investments consist of equity-method investments, equity investments with and without readily determinable fair values and an available-for-sale debt investment.

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive income/(loss). Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Group assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

Investments in equity securities that have readily determinable fair values (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value, with unrealized gains and losses from fair value changes recognized (Losses and impairment) Gains on equity securities held in the consolidated statements of comprehensive income/(loss).

For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Company elected to use the measurement alternative method under ASC 321 to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. These investments are measured at fair value on a nonrecurring basis when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income/(loss) equal to the amount by which the carrying value exceeds the fair value of the investment. Significant judgments are required to determine (i) whether observable price changes are orderly transactions and identical or similar to an investment held by the Company; and (ii) the selection of appropriate valuation methodologies and underlying assumptions, including expected volatility and the probability of exit events as it relates to liquidation and redemption features used to measure the price adjustments for the difference in rights and obligations between instruments.

The available-for-sale debt investment is redeemable shares issued by a private company that is redeemable any time at the Group’s option, which are remeasured at fair value. All changes in the carrying amount of these debt investments are recognized in other comprehensive income/(loss). An impairment loss on the available-for-sale debt investments, if any, is recognized in earnings when the decline in value is determined to be other-than-temporary. The amount of the total other-than-temporary impairment related to the credit loss shall be recognized in earnings. The amount of the total other-than-temporary impairment related to other factors shall be recognized in other comprehensive income/(loss), net of applicable taxes.

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

Loans receivable

Loans receivable are carried at the original loan principal and accrued interest based on the contract rate, less an allowance for uncollectible accounts, as appropriate. The Group classified loans receivable as long-term or short-term investments according to their contractual maturity. The allowance for uncollectible accounts is estimated based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtors. As of December 31, 2021 and 2022, all loans receivable which are past due are nonaccrual.

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

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of betterments that extend the useful life of property and equipment are capitalized as additions to the related assets. Gain or loss on disposal of property and equipment, if any, is recognized in the consolidated statements of comprehensive income/(loss) as the difference between the net sales proceeds and the carrying amount of the underlying asset.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion, and are measured at fair value upon acquisition. Favorable leases acquired in business combinations before the adoption of ASC Topic 842, Leases (“ASC 842”) are amortized over the remaining operating lease term. Reacquired rights represent the franchise right the Group previously granted to the acquiree through franchise agreements and are amortized over the next renewal date in the applicable agreement.

The favorable lease agreements lease agreements in which the Group acts as a lessee were reclassified to operating lease right-of-use assets on January 1, 2022, upon adoption of ASC 842, Leases, which are amortized combining with right-of-use assets over remaining operating lease terms. The favorable lease agreements in which the Group acts as a lessee were accounted as intangible assets as before, which are amortized over remaining operating lease terms.

Amortization is computed using the straight-line method over the following estimated useful lives:

Trademark	10 years or indefinite life
Technology	10 years
Network rights	10 years
Purchased software	5-10 years
Reacquired rights	the remaining franchise term

The Group at the end of each reporting period evaluates whether events and circumstances continue to support the indefinite useful life of relevant intangible assets. Impairment is tested annually or more frequently if events or changes in circumstances indicate that it might be impaired. Impairment loss is recognized based on the excess of the carrying value of the indefinite-lived intangible asset over its fair value at the time of the assessment. As of December 31, 2020 and 2021, the estimated fair values of the indefinite-lived intangible assets significantly exceeded of their respective carrying values. No impairment loss was recognized for the intangible assets the years ended December 31, 2020 and 2021 and an impairment loss of RMB 12,000,345 (USD 1,739,886) of indefinite-lived trademark was recorded in other general expenses in the consolidated statement of comprehensive loss before the deconsolidation of Urban during the year ended December 31, 2022 (Note 4).

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

The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Testing Goodwill for Impairment. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the two-step quantitative impairment test described above is required. Otherwise, no further testing is required. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. In performing the two-step quantitative impairment test, the first step compares the carrying amount of the reporting unit to the fair value of the reporting unit based on either quoted market prices of the ordinary shares or estimated fair value using a combination of the income approach and the market approach. If the fair value of the reporting unit exceeds the carrying value of the reporting unit, goodwill is not impaired and the Group is not required to perform further testing. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, then the Group must perform the second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. The fair value of the reporting unit is allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. Before the adoption of ASU 2017 04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”), if the carrying amount of the goodwill is greater than its implied fair value, the excess is recognized as an impairment loss.

In 2020, the Group elected to choose to bypass the qualitative assessment and proceed directly to perform a quantitative test. In 2021, the Group performed a qualitative assessment for its operating unit. No impairment was recorded for the years ended December 31, 2020 and 2021.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Goodwill (continued)

The Group adopted ASU 2017-04 on January 1, 2022 on a prospective basis. which requires a one-step impairment test in which an entity compares the fair value of a reporting unit with its carrying amount and recognizes an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value, if any. Impairment loss of RMB91,236,480 (USD13,228,046) of goodwill was recorded before the Group deconsolidated Argyle Beijing and Urban during the year ended December 31, 2022(Note 4).

Impairment of long-lived assets

The Group evaluates its property and equipment, other finite-lived assets and operating lease right-of-use assets for impairment individually or as a group at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of the other assets and liabilities. Whenever events or changes in circumstances indicate that these assets may not be recoverable, the Group compares the carrying amount of the asset (or group of assets) to the sum of future undiscounted net cash flows expected to result from the use of the asset (or group of assets) and its eventual disposition. If the carrying amount is higher than the sum of undiscounted future cash flows, an impairment loss is measured based on the excess of the carrying amount of the asset (or group of asset) over its fair value.  The carrying amount of the asset (or the long-lived assets in the asset group on a pro rata basis using the relative carrying amounts) is reduced to the extent not lower than the fair value of the asset. The adjusted carrying amounts after an impairment charge represent the new cost basis and is depreciated over their remaining useful lives. No impairment was recorded for the years ended December 31, 2020 and 2021. During the year ended December 31, 2022, due to the continued underperformances relative to the projected operating results, the Group recorded a total impairment loss of RMB 48,306,360 (USD 7,003,764) for certain hotels, among which RMB 28,395,905 (USD 4,117,019) were recorded before the deconsolidation of Argyle Beijing and Shandong Xinhui (Note 4).

Revenue recognition

Leased and operated hotel revenues

Revenues from leased-and-operated hotels are primarily derived from hotel operations, including the rental of rooms and food and beverage sales. Each of these products and services represents an individual performance obligation and, in exchange for these services and goods, the Group receives fixed amounts based on fixed rates or fixed standalone selling price. Revenue is recognized when rooms are occupied, and food and beverages are sold as the respective performance obligations are satisfied.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Leased and operated hotel revenues (continued)

Sublease rental revenues are derived from subleasing partial space of the leased-and-operated hotels to third-parties. In accordance with the provisions of ASC 842, since the Group has not been relieved as the primary obligor of the head lease, the Group cannot net the sublease income against its lease payment to calculate the lease liability and ROU asset. The Group’s practice has been, and will continue to, straight-line the sub-lease income over the term of the sublease, which is consistent with the accounting treatment under ASC 840. The sublease rental revenue is recorded in leased-and-operated hotels revenue in the consolidated statements of comprehensive income/(loss) amounted to RMB77,676,665, RMB74,689,226 and RMB61,578,703 (USD8,928,073) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

In addition, the Group designates hotel managers to certain hotels and accounts for hotel manager fees related to the hotels under the franchise program as revenues. Pursuant to the franchise-and-management agreements, the Group charges the franchisees fixed hotel manager fees to compensate the Group for the franchised-and-managed hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses as incurred. The hotel manager fee is recognized as revenue on a monthly basis. During the years ended December 31, 2020, 2021 and 2022, the hotel manager fees that were recognized as part of franchised-and-managed hotels revenue were RMB112,729,886, RMB131,027,473 and RMB115,738,098 (USD16,780,447), respectively.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Membership Program (continued)

Membership points that are earned by members when they stay at the hotels represent a material right to free or discounted goods or services in the future. The membership program has one performance obligation that consists of marketing and managing the program and arranging for award redemptions by members. The amount of revenue the Group recognize upon point redemption is impacted by the estimate of the “breakage” for points that members will never redeem, which amount were included in revenues from leased and operated hotel or revenues from franchised and managed hotels depending on the type of hotels the membership was sold at. The Group estimates breakage based on the Group’s historical experience and expectations of future member behavior and will true up the estimated breakage at end of each period. The Group recognized revenue net of reimbursement paid to franchisees as its performance obligation is to facilitate the transaction between the member and the franchised and managed hotels.

PRC Value-Added Taxes and related tax surcharges

Starting from May 2016, the accommodation services of the Group are subject to 6% of Value-Added Taxes.

The Group is subject to education surtax and urban maintenance and construction tax, on the services provided in the PRC.

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income/(loss) as incurred, and amounted to RMB38,934,867, RMB22,906,044 and RMB12,347,881 (USD1,790,274) for the years ended December 31, 2020, 2021 and 2022, respectively.

Government subsidies

Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. During the years ended December 31, 2020, 2021 and 2022, the Group received financial subsidies of RMB20,094,745, RMB16,993,539 and RMB11,466,168 (USD1,662,438), respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other operating income when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive any or similar subsidies in the future.

Interest

Interest income is mainly generated from bank deposits and other interest earning financial assets and is recognized on an accrual basis using the effective interest method.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Leases

Operating Leases – Lessee under ASC 842

The Group leases hotel properties from property owners. In evaluating whether an agreement constitute a lease. the Group reviews the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease at the commencement date of a lease. However, the Group has no finance leases for any of the periods presented. The Group recognizes a lease liability for future fixed lease payments and a right-of-use (“ROU”) asset representing the right to use the underlying asset for the lease term. The lease term is based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. Lease liabilities are recognized at commencement date based on the present value of fixed lease payments over the lease term using the rate implicit in the lease, if available, or the Group’s incremental borrowing rate. As its leases do not provide an implicit borrowing rate, the Group uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. Current maturities of operating lease liabilities are classified as operating lease liabilities, current in the Group’s consolidated balance sheets. Most leases have initial terms ranging from 5 to 22 years. The Group’s lease agreements may include non-lease components, mainly common area maintenance, which are combined with the lease components as the Group elects to account for these components as a single lease component, as permitted. Lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

The ROU assets are measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred by the Group, deferred rent and lease incentives, and any off-market terms (that is, favorable or unfavorable terms) present in the lease when the Group acquired leases in a business combination in which the acquiree acts as a lessee. The Group evaluates the carrying value of ROU assets if there are indicators of impairment and reviews the recoverability of the related asset group.

The Group reassesses of a contract is or contains a leasing arrangement and re-measures ROU assets and liabilities upon modification of the contract. The Group will derecognize ROU assets and liabilities, with difference recognized in the income statement on the contract termination.

Operating Leases – Lessee under ASC 840

Before January 1, 2022, leases where the Group is the lessee, and substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rentals applicable to such operating leases are recognized on a straight-line basis over the lease term. Certain of the operating lease agreements contain rent holidays. Rent holidays are considered in determining the straight-line rent expense to be recorded over the lease term.

Operating Leases – Sublease under ASC 842 and ASC 840

The Group subleases property which are not used to operate hotels to third parties under operating leases. In accordance with the provisions of ASC 842, since the Group has not been relieved as the primary obligor of the head lease, the Group cannot net the sublease income against its lease payment to calculate the lease liability and ROU asset. Our practice has been, and will continue to, straight-line the sub-lease income over the term of the sublease, which is consistent with the accounting treatment under ASC 840.

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

The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit or appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each tax audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Group has elected to include interest and penalties related to an uncertain tax position in “income tax expense (benefit)” in the consolidated statements of comprehensive income/(loss).

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

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are re-measured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing on the transaction dates. Transaction gains and losses are recognized in “interest income and other, net” in the consolidated statements of comprehensive income/(loss).

Assets and liabilities are translated into RMB at the exchange rate at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss in the consolidated statements of comprehensive income/(loss).

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Convenience translation

Translations of amounts from RMB into U.S. dollars into U.S. dollars are solely for the convenience of the reader and were calculated at the noon buying rate of USD1 to RMB6.8972 on December 31, 2022, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2022, or at any other rate.

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

For the available-for-sale debt securities, the Group uses a combination of valuation methodologies, including income approach and option pricing models based on the Group’s best estimate, which is determined by using information including but not limited to the future cash flow forecast, discount rate, expected volatility, and discounts for lack of marketability and control.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Fair value (continued)

Assets and Liabilities Measured at Fair Value on a recurring basis (continued)

The following table summarizes the Company’s financial assets and liabilities measured and recorded at fair value as of December 31, 2021 and 2022 on a recurring basis:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2021	(Level 1)	(Level 2)	(Level 3)
Other assets
Returnable consideration from acquisition of Urban	5,385,583	—	—	5,385,583
Short-term investments
Investments in wealth management products	147,458,675	—	147,458,675	—
Investments in equity securities
Equity securities with readily determinable fair value	157,988,851	157,988,851	—	—
Long-term investments
Equity securities with readily determinable fair value	39,852,428	39,852,428	—	—
Available-for-sale debt securities	106,493,137	—	—	106,493,137
	457,178,674	197,841,279	147,458,675	111,878,720

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2022	(Level 1)	(Level 2)	(Level 3)
Short-term investments
Investments in wealth management products	156,031,572	—	156,031,572	—
Investments in equity securities
Equity securities with readily determinable fair value	41,361,346	41,361,346	—	—
Long-term investments
Equity securities with readily determinable fair value	27,408,446	27,408,446	—	—
Available-for-sale debt securities	103,706,206	—	—	103,706,206
	328,507,570	68,769,792	156,031,572	103,706,206

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Fair value (continued)

Assets and Liabilities Measured at Fair Value on a recurring basis (continued)

Reconciliations of assets and liabilities categorized within Level 3 under the fair value hierarchy are as follows:

		Available-for-
	Returnable	sale debt
	consideration	securities
December 31, 2021	5,385,583	106,493,137
Disposal of Urban	(5,385,583)	—
Net unrealized fair value decrease recognized in other comprehensive loss	—	(2,786,931)
December 31, 2022	—	103,706,206
December 31, 2022 (USD)	—	15,035,986

Significant Unobservable Inputs

		Inputs	Inputs
		As of December	As of December
Financial Assets	Unobservable Input	31, 2021	31, 2022
Available-for-sale debt securities	WACC	12%	12%
	Discounts for lack of marketability and control	34%	44%
	Expected volatility	42%	52%

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

Fair value of the long-lived assets was determined by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which incorporated certain assumptions including projected hotels’ revenue, growth rates and projected operating costs based on current economic condition, expectation of management and projected trends of current operating results. Considerable management judgement is used to estimate future cashflows, particularly revenues expected to be generated from the usage of the long-lived assets and estimates of the price market participants would pay to lease the operating lease right-use assets, which are based on comparable market rental information that could be reasonably obtained for the property. Accordingly, actual results may vary significantly from the Company estimates as they are forward-looking and include assumptions about economic and market conditions with uncertain future outcomes.

Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in equity of the Group during a year from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

comprehensive income of the Group includes the foreign currency translation adjustments and unrealized gains(loss) on available-for-sale investments.

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

Employee benefits

The full-time employees of the Group’s PRC subsidiaries participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary of the Group to make contributions to the government for these benefits beyond the contribution made. The total amounts for such employee benefits, which were expensed as incurred, RMB25,666,575, RMB36,617,173 and RMB45,051,494 (USD6,531,853) for the years ended December 31, 2020, 2021 and 2022, respectively.

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

Earnings per share

Class A and Class B ordinary shares have the same rights with regard to dividends and distributions upon liquidation of the Group. Net income is allocated on a pro rata basis to the Class A and Class B ordinary shares to the extent that each class shares in income for the period. Basic EPS for each class of ordinary shares is computed by dividing net income attributable to that class by the weighted average number of ordinary shares outstanding of that class for the period. Diluted earnings per share is calculated by dividing net income attributable to the Class A and Class B ordinary shares as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive. Contingently issuable shares relating to shares to be issued as a part of purchase consideration associated with business combinations, are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable, amounts due from related and loans receivable. As of December 31, 2021, the Group had RMB288,545,669 and RMB29,070,237 of cash and cash equivalents and restricted cash that are held by financial institutions in the PRC and by international financial institutions outside of the PRC, respectively. As of December 31, 2022, the Group had RMB663,759,671 (USD96,236,106) and RMB2,544,290 (USD368,887) of cash and cash equivalents and restricted cash that are held by financial institutions in the PRC and by international financial institutions outside of the PRC, respectively. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The Group made loans to third-party individuals and related parties under loan agreements and is exposed to credit risk in case of defaults by the debtors. The maximum amount of loss due to credit risk is limited to the total outstanding principal plus accrued interest on the balance sheet date. As of December 31, 2021 and 2022, there were RMB965,475,805 and RMB1,073,930,780 (USD155,705,327) of loans receivable outstanding. The Group evaluates and monitors the credit worthiness of the debtors and records an allowance for uncollectible accounts based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtor.

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

Foreign Currency Exchange Rate Risk

The functional currency of the Company is USD, and the reporting currency is RMB. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The appreciation of the USD against the RMB was approximately 8.23% in 2022. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against USD would result in foreign currency translation loss when translating the net assets of the Group from USD into RMB.

For the years ended December 31, 2020, 2021 and 2022, the net foreign currency translation loss resulting from the translation from USD to RMB reporting currency recorded in other comprehensive loss recorded RMB19,714,207, RMB6,497,403 and RMB11,361,872 (USD1,647,317), respectively.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Adopted Accounting Standards

In February 2016, the FASB issued Accounting Standards Update No. 2016-02 (“ASU 2016-02”), Leases (ASC 842), as amended, which requires lessees to recognize leases on-balance sheet and disclose key information about leasing arrangements. ASC 842 requires most leases to be recognize a ROU asset and lease liability on the balance. On January 1, 2022, the Company adopted ASU 2016-02, using the modified retrospective transition method and elected the transition option to use an effective date of January 1, 2022 as the date of initial application. As a result, the comparative periods were not restated.

The Group has elected the package of practical expedients permitted which allows the Company not to reassess the following at adoption date: (i) whether any expired or existing contracts are or contains a lease, (ii) the lease classification for any expired or existing leases, and (iii) initial direct costs for any expired or existing leases (i.e. whether those costs qualify for capitalization under ASU 2016-02).

The cumulative effect of the changes made to the Group’s consolidated balance sheet as of January 1, 2022 for the adoption of ASU 2016-02 is as follows:

	December 31, 2021	January 1, 2022
		Effect of adoption
	As reported	ASU 2016-02	As adjusted
Assets
Favorable lease	32,844,929	(32,844,929)	—
Prepaid rent	15,454,967	(15,454,967)	—
Operating lease right-of-use assets	—	1,830,043,887	1,830,043,887
Total assets	48,299,896	1,781,743,991	1,830,043,887
Liabilities
Accrued expenses and other current liabilities	27,957,242	(27,957,242)	—
Deferred rent	70,769,648	(70,769,648)	—
Operating lease liability, current	—	177,938,604	177,938,604
Operating lease liability, non-current	—	1,702,532,277	1,702,532,277
Total liabilities	98,726,890	1,781,743,991	1,880,470,881

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Adopted Accounting Standards (continued)

The adoption of ASU 2016-02 did not materially affect the consolidated statements of income or consolidated statements of cash flows and had no impact on the debt covenant compliance under the current agreements.

Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of our portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. In November 2019, FASB issued ASU 2019-10 to delay the effective date of this standard for private companies. In April 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments — Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which, among other things, provides entities with practical expedients and policy elections related to the presentation and disclosure of accrued interest and the related allowance for credit losses and clarifies how to disclose line-of-credit arrangements that are converted to term loans in the vintage table disclosure. ASU 2019-04 has the same effective date as the new credit impairment standard for entities that have not yet adopted the standard. In March 2022, the FASB issued ASU 2022-02, Financial Instruments — Credit Losses (Topic 326) — Troubled Debt Restructurings and Vintage Disclosures. The ASU eliminates the recognition and measurement guidance on troubled debt restructurings (TDRs) for entities that have adopted ASU 2016-13 (Topic 326) and enhances disclosures for certain loan refinancings and restructurings by creditor for borrowers experiencing financial difficulty. It also requires public business entities to present current-period gross-write-offs, on a current year-to-date basis, by year of origination in their vintage disclosures. For entities that have not adopted ASU 2016-13 (Topic 326), the effective dates are the same as for that ASU. The amendments should be applied prospectively, except that an entity has the option to apply a modified retrospective transition method related to the recognition and measurement of TDRs, which will result in a cumulative-effect adjustment to retained earnings in the period of adoption. The amendments in this ASU are effective for the Group beginning January 1, 2023 including interim periods within the fiscal year. The Group is in the process of evaluating the impact of adoption of this guidance on the Group’s consolidated financial statements.

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

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Company for fiscal years beginning after December 15, 2023, including interim periods therein. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.    BUSINESS COMBINATIONS

Business combinations in 2021:

During the years ended 2021, the Group completed three business combinations. The total consideration amounted to RMB23,000,000 (USD3,609,202). The consideration paid is RMB19,530,000 (USD3,064,683). The results of the acquired hotel’s operation have been included in the Company’s consolidated financial statements since its respective dates of acquisition. The Group completed the valuations necessary to assess the fair value of the acquired assets and liabilities and the non-controlling interests (if applicable) with the assistance from an independent valuation firm, resulting from which the amounts of goodwill were determined and recognized as of the respective acquisition dates. Goodwill, which is non-deductible for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisitions. The initial accounting is incomplete as the valuations of intangible assets.

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

The following is a summary of the fair values of the aggregate assets acquired and liabilities assumed:

	2021	Amortization Period
Property and equipment	92,075	3-5 years
Intangible assets
Trademark	36,896,000	10 years
Goodwill	20,588,461
Noncontrolling interest	(34,576,536)
Total	23,000,000

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.    DECONSOLIDATIONS

Deconsolidation of Argyle

The Group became the major shareholder of Argyle Beijing and its subsidiaries (“Argyle”) since April 2019. Starting late May 2022, the Group has been in a dispute with Mr. Kevin Zhang, the minority shareholder of Argyle, as to the performance of relevant transaction documents and/or compliance with local laws and regulations by Mr. Zhang. As a result, the Group no longer has the power and ability to direct the relevant activities of Argyle, and therefore, has deconsolidated it since June 2022. The Group conducted an impairment assessment and recorded impairment of RMB17,054,641(USD2,472,691), RMB700,762(USD101,600) and RMB42,198,903 (USD6,118,266) for the property and equipment, intangible assets with definite lives and goodwill respectively, related to the business of Argyle before the deconsolidation. The Group measured the retained interest in Argyle at the then fair value of RMB48,000,000 (US$6,959,346) estimated with the assistance of a third-party independent valuer and recorded a disposal loss of RMB13,944,925 (USD2,021,824). The impairment of property and equipment, intangible assets with definite lives and disposal losses are included in “Other general expenses” in the consolidated statements of comprehensive income/(loss) before and upon the deconsolidation in 2022.

The Group has been and will continue to vigorously pursue all legal remedies available to it; however, it has not been able to make any management decisions or have any meaningful influence over the operation of Argyle. Therefore, the Group accounts for its equity interests in Argyle using the measurement alternative method under ASC 321 (Note 11) and an impairment loss of RMB 42,000,000 (USD 6,089,428) was subsequently recorded in “(Losses and impairment) Gains on equity securities held” in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2022. The carrying value of the investment in Argyle at December 31, 2022 was insignificant.

The Group estimated fair value using the income approach and the market approach. The fair value determined using the income approach was compared with comparable market data and reconciled, as necessary，which is determined by using information including but not limited to the future cash flow forecast, discount rate, and a discount for lack of marketability and control.

Deconsolidation of Urban

In November 2022, the Group and the minority shareholder of Urban entered into definitive agreements for the minority shareholder and its designated person to repurchase all of the equity interest in Urban and its subsidiaries held by the Group. As of November 25, 2022, the transaction was completed and since then the Group deconsolidated Urban. The total consideration of RMB 142,971,057 consisted of 870,908 ordinary shares of the Company with a fair value of RMB 16,971,057 (USD 2,460,572) and RMB126,000,000 (USD 18,268,283) in cash. RMB 88,200,000(USD 12,787,798) of total cash consideration was received in 2022 and the remaining receivables are included in “Other current assets” of consolidated balance sheets as of December 31,2022. The shares were received in March 2023.

The Group conducted impairment assessments and recognized impairment losses of RMB 12,000,345 (USD 1,739,886), and RMB 10,640,502 (USD 1,542,728) for the trademark with indefinite life and property and equipment, respectively, before the deconsolidation. The Group also recorded an impairment loss of RMB 49,037,576(USD 7,109,780) for the goodwill related to the business of Urban and recognized a disposal loss of RMB 855,223 (USD 123,996). All impairment losses of long-lived assets excluding goodwill and disposal losses are included in other general expenses in the consolidated statements of comprehensive income/(loss).

The Group estimated fair value using the income approach and the market approach. The fair value determined using the income approach was compared with comparable market data and reconciled, as necessary.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.    REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenues

The following tables present our revenues disaggregated by the type of the services:

	Years Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Leased and operated hotels revenues	227,074,041	391,960,031	338,506,220	49,078,788
Franchise and managed hotels revenues	677,480,818	774,359,348	582,441,077	84,446,018
Initial franchise fee	61,051,369	76,263,574	42,423,951	6,150,894
Continuing franchise fees	616,429,449	698,095,774	540,017,126	78,295,124
Others	25,455,237	39,826,579	15,853,985	2,298,612
Total	930,010,096	1,206,145,958	936,801,282	135,823,418

Substantially all revenues are generated in the PRC.

Contract Balances

The Group’s payments from customers are based on the billing terms established in contracts. Customer billings are classified as accounts receivable when the Group’s right to consideration is unconditional. If the right to consideration is conditional on future performance under the contract, the balance is classified as a contract asset. Our contract assets are insignificant at December 31, 2021 and December 31, 2022.

Payments received in advance of performance under the contract are classified as current or non-current contract liabilities on the Group’s consolidated balance sheets and are recognized as revenue as the Group performs under the contract.

	Years Ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Advance from customers	39,773,738	18,681,010	2,708,492
Deferred revenue-current	215,147,975	189,105,747	27,417,756
Deferred revenue-non current	314,472,488	232,695,351	33,737,655
Total contract liabilities	569,394,201	440,482,108	63,863,903

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.    REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Contract Balances (continued)

The deferred revenue balances above, as of December 31, 2021 and 2022 were comprised of the following:

	Years Ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Initial fees received from franchisees owners	248,406,284	190,381,636	27,602,743
Cash received for membership fees and not recognized as revenue	186,976,973	138,656,460	20,103,297
Cash received for prepaid card and sublease	47,604,011	40,622,136	5,889,656
Deferred revenue related to the membership program	46,633,195	52,140,866	7,559,715
Total deferred revenue	529,620,463	421,801,098	61,155,411

The Group recognized revenues that were previously deferred as contract liabilities of RMB183,736,546 and RMB179,416,343 (USD26,012,925) during the years ended December 31, 2021 and 2022, respectively.

Revenue Allocated to Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of December 31, 2022, the Group had RMB190,381,636 (USD27,602,743) of deferred revenues related to initial fees received from franchisees owners are expected to be recognized as revenues over the remaining contract periods over one to 30 years. The Group had RMB138,656,460 (USD20,103,297) of deferred revenues related to membership fees that are expected to be recognized as revenues over the remaining membership life, which is estimated to be one to five years. The Group had RMB52,140,866 (USD7,559,715) of deferred revenues related to unsatisfied performance obligations under Greentree Reward membership program that will be recognized as revenues when the points are redeemed, which we estimate will occur over the next two years. The Group also had RMB40,622,136 (USD5,889,656) related to cash received for prepaid card and sublease, which are expected to be recognized as revenues in future periods over the terms of the related contracts within two years.

The Group did not estimate revenues expected to be recognized related to the Group’s unsatisfied performance for the following:

●	Revenues related to on-going management and franchise service fees, as they are considered sales-based royalty fees.
●	Revenues related to central reservation system usage fees, IT system maintenance fees, and reimbursement for hotel manager fee, as the related revenues from the satisfaction of these performance obligations is recognized when the Group is entitled to invoice the amount.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.    LOANS RECEIVABLE, NET

Loans receivable, net is comprised of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Loans receivable, current portion
Franchisees	308,016,920	197,473,408	28,630,953
Third parties	45,216,904	38,862,429	5,634,523
Less: bad debt provision	(105,703,244)	(54,668,667)	(7,926,212)
Total	247,530,580	181,667,170	26,339,264

Loans receivable, non-current portion
Franchisees	294,150,438	373,477,244	54,149,110
Third parties	9,000,000	28,344,271	4,109,533
Less: bad debt provision	(12,182,758)	(224,649,006)	(32,571,044)
Total	290,967,680	177,172,509	25,687,599

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

As of December 31, 2021 and 2022, the Group recognized an allowance of RMB117,886,002 and RMB 279,317,673 (USD40,497,256) in relation to loans to third parties and certain franchisees in Other general operating expenses in the consolidated statements of comprehensive income/(loss).

The following table presents the aging of past-due gross loans receivable as of December 31, 2021 and 2022:

7 to 12
	1 to 3 months	4 to 6 months	months past	Over 1 year
	past due	past due	due	past due	Total
	RMB	RMB	RMB	RMB	RMB

December 31, 2021	42,412,387	25,028,613	33,136,695	39,751,902	140,329,597

			7 to 12
	1 to 3 months	4 to 6 months	months past	Over 1 year
	past due	past due	due	past due	Total
	RMB	RMB	RMB	RMB	RMB

December 31, 2022	37,705,971	17,747,676	95,949,547	134,179,464	285,582,658
December 31, 2022 (USD)	5,466,852	2,573,171	13,911,377	19,454,193	41,405,593

6.    LOANS RECEIVABLE, NET (CONTINUED)

Movement of allowance for loans receivable for the year ended December 31, 2021 and 2022 are as follows:

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Balance of the beginning of the year	18,000,000	117,886,002	17,091,864
Provision	99,886,002	161,431,671	23,405,392
Balance of the end of the year	117,886,002	279,317,673	40,497,256
Evaluated for impairment on an individual basis	117,886,002	116,852,875	16,942,074

7.    PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Buildings	626,908,935	637,783,560	92,469,924
Leasehold improvements	630,691,571	598,805,361	86,818,616
Furniture, fixtures and equipment	93,440,638	100,499,326	14,571,033
Motor vehicles	3,204,381	2,493,487	361,522
Total	1,354,245,525	1,339,581,734	194,221,095
Less:
Accumulated depreciation	(436,314,189)	(506,440,843)	(73,427,020)
Impairment	—	(19,910,455)	(2,886,745)
	917,931,336	813,230,436	117,907,330
Construction in progress	127,424,929	21,541,245	3,123,187
Property and equipment, net	1,045,356,265	834,771,681	121,030,517

Depreciation expense was RMB59,719,535, RMB89,617,316 and RMB104,605,645 (USD15,166,393) for the years ended December 31, 2020, 2021 and 2022, respectively.

As of 31 December, 2021 and 2022, two of the Group’s buildings with a net carrying amount of approximately RMB288,313,328 and RMB270,646,005 (USD39,239,982) were pledged to secure general banking facilities granted to the Group, respectively (Note 13).

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.    INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Intangible assets with indefinite lives:
Trademarks	443,300,000	—	—
Intangible assets with finite lives:
Trademarks	41,620,493	41,435,000	6,007,510
Technology	4,200,000	4,200,000	608,943
Network rights	390,317	210,755	30,557
Purchased software	15,429,484	13,574,658	1,968,140
Reacquired rights	2,531,418	2,531,418	367,021
Favorable leases	42,095,848	—	—
Others	435,185	435,185	63,096
Total	550,002,745	62,387,016	9,045,267
Less: Accumulated amortization	(29,885,266)	(24,275,080)	(3,519,556)
Total.	520,117,479	38,111,936	5,525,711

The value of favorable lease agreements is amortized using the straight-line method over the remaining lease term before January 1, 2022. Favorable lease agreements in which the Group acts as a lessee were reclassified to operating lease right-of-use assets on January 1, 2022, upon adoption of ASC 842.

Amortization expense of intangible assets for the years ended December 31, 2020, 2021 and 2022 amounted to RMB6,150,436, RMB8,493,341 and RMB5,267,881 (USD763,771), respectively.

No impairment losses on intangible assets are recognized for the year ended December 31, 2020 and 2021. The Group recognized impairment losses of intangible assets with indefinite life and intangible assets with finite lives of RMB12,000,345 (USD1,739,886) and RMB700,762(USD101,600) respectively for the year ended December 31, 2022(Note 4). As of December 31,2022, there was no trademark with indefinite life, due to deconsolidation of Argyle and Urban.

The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Year ending December 31,	RMB	USD
2023	5,360,169	777,151
2024	5,251,853	761,447
2025	4,849,872	703,165
2026	4,644,938	673,453
2027	4,298,162	623,175
Thereafter	13,706,942	1,987,320

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.    LEASES

The Group has operating leases arrangements for their leased and operated hotels.

A summary of supplemental information related to operating leases as of December 31, 2021 and 2022 is as follows:

	For the years ended December 31,
	2022	2022
	RMB	USD
Operating lease right-of-use assets	1,544,739,494	223,966,174
Operating lease liabilities, current	210,388,801	30,503,509
Operating lease liabilities, non-current	1,449,422,906	210,146,568
Total operating lease liabilities	1,659,811,707	240,650,077
Cash paid for amounts included in the measurement of operating lease liabilities	142,082,493	20,600,025
Right-of-use assets obtained in exchange for operating lease liabilities	4,852,371	703,528
Weighted average remaining lease term (in years)	11.59
Weighted average discount rate	4.44%

Lease expense for all the Group’s operating leases for the years ended December 31, 2020, 2021 and 2022 were RMB118,295,183, RMB235,568,383 and RMB 224,536,299(USD 33,522,387), respectively.

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2022 is as follows:

	As of December 31, 2022
	RMB	USD
2023	282,807,254	41,003,197
2024	197,605,091	28,650,045
2025	192,081,787	27,849,241
2026	186,104,746	26,982,652
2027	167,736,439	24,319,498
Thereafter	1,135,384,672	164,615,304
Total future lease payments	2,161,719,989	313,419,937
Less: imputed interest	501,908,282	72,769,860
Total operating lease liabilities	1,659,811,707	240,650,077

10.   GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2022 were as follows:

	For the years ended December 31,
	2021	2022	2022
	RMB	RMB	USD
Balance as of January 1	100,231,487	120,819,948	17,517,246
Acquisitions	20,588,461	—	—
Impairments (Note 4)	—	(91,236,480)	(13,228,046)
Balance as of December 31	120,819,948	29,583,468	4,289,200

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.   INVESTMENTS

Short-term investments

Short-term investments as of December 31, 2021 and 2022 consisted of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Investments in wealth management products	147,458,675	156,031,572	22,622,451
Time deposits	410,000,000	30,000,000	4,349,592
Total	557,458,675	186,031,572	26,972,043

Investments in equity securities with readily determinable fair values

Equity securities with readily determinable fair value represent investments in the equity securities of publicly listed companies, for which the Group does not have significant influence.

Total unrealized and realized gains and losses of investments in equity securities in current assets for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Total net (losses) recognized	(27,272,299)	(9,195,509)	(2,622,450)	(380,219)
Less: Net realized gains(losses) on equity securities sold	2,314,688	(452,014)	11,294,390	1,637,533
Net unrealized (losses) recognized on equity securities held	(29,586,987)	(8,743,495)	(13,916,840)	(2,017,752)

Long-term investments

As at December 31, 2021 and 2022, long-term investments consisted of the following:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Equity method investments
Shanghai Wiselong Enterprise Management Co., Ltd.	25,424,106	26,118,102	3,786,769
Other	10,787,859	8,495,562	1,231,741
Total equity method investments	36,211,965	34,613,664	5,018,510
Equity securities with readily determinable fair values	39,852,428	27,408,447	3,973,851
Equity securities without readily determinable fair values	6,233,255	9,826,143	1,424,657
Available-for-sale debt securities	106,493,137	103,706,206	15,035,986
Total	188,790,785	175,554,460	25,453,004

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.    INVESTMENTS (CONTINUED)

Equity securities with readily determinable fair values

Total unrealized and realized gains and losses of equity securities with readily determinable fair values included in long-term investments for the years ended December 31, 2020, 2021 and 2022 were as follows:

	For the years ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Total net (losses) gains recognized	(4,501,222)	15,623,340	(15,126,672)	(2,193,161)
Less: net realized gains on equity securities sold	4,746,032	14,058,448	—	—
Net unrealized (losses) recognized on equity securities held	(9,247,254)	1,564,892	(15,126,672)	(2,193,161)

Equity securities without readily determinable fair values

The equity investments without readily determinable fair value held as of December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Initial cost	3,523,212	51,523,212	7,470,164
Cumulative unrealized gains	2,710,043	302,931	43,921
Cumulative unrealized losses (including impairment)	—	(42,000,000)	(6,089,428)
Total carrying value	6,233,255	9,826,143	1,424,657

Available-for-sale debt securities

In April 2017, the Group acquired a 30% interest in Yibon for cash consideration of RMB103,701,474 in form of capital injection into the target company. The terms of investment in 30% equity interest in the ordinary shares of Yibon includes a contingent redemption clause if certain specified criteria are not met. As a result, the investment was accounted for as a cost method investment as the shares are not in-substance common stock prior to January 1, 2019. Along with the adoption of ASU 2016-01, the Group accounted it as equity securities without readily determinable fair values.

As of December 31, 2020, the performance period had elapsed and the criterion had been determined to be not met, therefore the Group has the option to require Yibon to redeem the investment at the Group’s discretion. Therefore, the Group reclassified it to available-for-sale debt security and recorded it at its fair value.

The holders of 70% of equity interest in Yibon had the right to exchange their equity interest in Yibon into the Company’s shares within a certain period after Yibon delivered an audited consolidated financial report for the year of 2019 in accordance with a formula using Yibon’s net profit achieved in the year of 2019 as calculation basis. Yibon recorded a net loss in 2019, as such, those holders were unable to exchange their equity interests in Yibon for the Company’s shares. No impairment were recorded for this investments during any of other presented periods.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.    INVESTMENTS (CONTINUED)

Short-term and long-term debt securities as of December 31, 2021 and 2022 were shown as below:

	As of December 31, 2021
			Gross
		Gross	unrecognized	Gross	Gross
	Amortized	unrecognized	holding	unrealized	unrealized
	cost	holding gains	losses	gains	losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB

Investments in wealth management products	147,458,675	—	—	—	—	147,458,675
Available-for-sale debt securities of Yibon	103,701,474	2,791,663	—	—	—	106,493,137

	As of December 31, 2022
			Gross
		Gross	unrecognized	Gross	Gross
	Amortized	unrecognized	holding	unrealized	unrealized
	cost	holding gains	losses	gains	losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB

Investments in wealth management products	156,031,572	—	—	—	—	156,031,572
Available-for-sale debt securities of Yibon	103,701,474	2,791,663	(2,786,931)	—	—	103,706,206

12.   OTHER ASSETS

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Current
Receivable from on-line payment platforms	53,983,324	27,079,159	3,926,109
Interest receivable	49,347,369	4,944,657	716,908
Deposits	11,168,379	7,974,326	1,156,169
Advance to suppliers	5,206,428	2,724,889	395,071
VAT recoverable	5,009,469	5,625,956	815,687
Others	18,022,194	44,502,363	6,452,237
Total	142,737,163	92,851,350	13,462,181

Non-current
Acquisition deposits	6,650,200	804,329	116,617
Rental deposit	56,962,580	40,016,200	5,801,804
Interest receivable	5,737,675	8,048,083	1,166,862
Purchase and rental deposits for buildings	197,723,649	192,305,859	27,881,729
Returnable consideration from the acquisition of Urban Hotel Group	5,385,583	—	—
VAT recoverable	10,774,251	11,101,867	1,609,619
Others	46,132,402	34,636,103	5,021,763
Less: provision	—	(192,305,859)	(27,881,729)
Total	329,366,340	94,606,582	13,716,665

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Purchase and rental deposits for certain real estate properties paid to a third party were full provided due to the financial crisis of the counterparty. The provision of RMB192,305,859 (US$27,881,279) was recorded in “Other general expense” of the consolidated statements of comprehensive loss for the year ended December 31, 2022.

13.   BANK LOANS

Short-term bank loans

Short-term bank loans consisted of RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. The weighted average interest rates for the outstanding short-term bank loans as of December 31, 2021 and 2022 were 4.42% and 4.10%, respectively.

Long-term bank loans

In December 2021, the Group entered into a secured loan agreement with Shanghai Pudong Development Bank, pursuant to which the Group was entitled to borrow a RMB denominated loan of RMB152,000,000 for interest rate at a fixed annual interest rate of 4% and maturity date on February 17, 2023. The Group collateralize such borrowing with short-term investments and long-term time deposits of RMB30,000,000 and RMB130,000,000, respectively.

In December 2021, pursuant to the secured loan agreement with Bank of DaLian, the Group borrowed a secured RMB denominated loan of RMB200,000,000 for interest rate at a fixed annual interest rate of 5% and maturity date on December 27, 2024. The repayment of the loan was guaranteed by two buildings owned by the Group, which have a carrying amount of RMB270,646,005(USD39,239,982) as of December 31, 2022.

As of December 31, 2022, aggregate loan principal payments on long-term borrowings are due according to the following schedule:

Year ending December 31,	RMB	USD
2023	141,800,000	20,559,067
2024	160,000,000	23,197,819
Total	301,800,000	43,756,886

14.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Payable to franchisees	155,853,992	204,789,935	29,691,750
Business taxes and related tax surcharge	111,076,878	115,813,719	16,791,411
Accrued rental	27,957,242	—	—
Construction payable	13,888,585	15,587,528	2,259,979
Deposits payable	17,269,154	19,652,737	2,849,379
Payable for business combination and asset acquisitions	15,342,675	13,342,676	1,934,506
Accrued utilities	1,177,631	3,355,489	486,500
Others	38,715,905	27,512,224	3,988,897
Total	381,282,062	400,054,308	58,002,422

15.   OTHER LONG-TERM LIABILITIES

As of December 31, 2021 and 2022, other long-term liabilities are mainly comprised of deposits from franchisees of RMB118,803,438 and RMB114,874,876 (USD16,655,291), respectively.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.   ORDINARY SHARES

The Group’s Class A and Class B ordinary shares are identical in all respects except for voting and conversion rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. On all matters upon which the holders are entitled to vote, the Class A shares and Class B shares then outstanding shall constitute 39.3% and 60.7% of the total voting power of the issued and outstanding shares of the Group, respectively.

17.   HOTEL OPERATING COSTS

Hotel operating costs include all direct costs incurred in the operation of the leased-and-operated hotels and cost of providing franchise services and consist of the following:

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Rental	118,295,183	235,568,383	224,536,299	32,554,703
Utilities	15,372,385	25,782,913	27,877,272	4,041,825
Personnel cost	46,941,757	82,114,394	74,280,671	10,769,685
Depreciation and amortization	53,850,494	80,575,644	92,797,895	13,454,430
Consumable, food and beverage	43,257,796	69,495,702	41,281,830	5,985,302
Costs of hotel manager of franchised-and-managed hotels	91,664,745	114,779,305	107,852,170	15,637,095
Other costs of franchised-and-managed hotels	22,985,917	26,123,578	14,340,427	2,079,166
Others	9,291,029	16,936,986	11,052,758	1,602,500
Total	401,659,306	651,376,905	594,019,322	86,124,706

18.   SHARE BASED COMPENSATION

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

Share-based compensation expense of RMB232,558 and RMB2,464,763 was recognized in general and administrative expenses for the years ended December 31, 2020 and 2021. Share-based compensation expense of RMB62,356(USD9,041) was reversed in general and administrative expenses due to forfeitures during the year ended December 31, 2022. During the year ended December 31, 2020, 2021 and 2022, cash used to settle the related share-based compensation is nil.

For options granted during the years ended December 31, 2021 and 2022, the weighted-average grant date fair value for options granted was USD2.42 and USD1.34, respectively computed using the binomial option pricing model. The binomial model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of the Group and comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.   SHARE BASED COMPENSATION (CONTINUED)

The fair value of share options was estimated using the following significant assumptions:

	Granted in 2021	Granted in 2022
Risk-free interest rate	0.92%	1.35%
Volatility	40%	39%
Dividend yield	2.5%	2.5%
Life of option	6 years	6 years

2018 Share Incentive Plan (continued)

The aggregate grant date fair value of the outstanding options was determined to be RMB35,828,331, RMB34,994,421 and RMB35,706,209 (USD5,176,914) for the years ended December 31, 2020, 2021 and 2022, respectively and such amount shall be recognized as compensation expenses using the accelerate method for all employee share options granted. The total fair value of share options vested during the years ended December 31, 2020, 2021 and 2022 were RMB8,610,259, RMB8,319,569 and RMB8,998,734 (USD1,304,694).

As of December 31, 2022, there was RMB39,537 (USD5,732) in total unrecognized compensation expense related to unvested options, which is expected to be recognized over a weighted-average period of 0.42 years.

The following table summarized the Group’s share option activity under the option plans:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Life	Value
		USD	Years	USD
Share options outstanding at December 31, 2021	992,500	12.27	2.14	—
Granted	10,000	14.00	6	—
Exercised	—	—	—	—
Forfeited	(62,000)	12.84	—	—
Expired	—	—	—	—
Share options outstanding at December 31, 2022	940,500	12.26	1.18	—
Vested and expected to vest at December 31, 2022	940,500	12.26	1.18	—
Exercisable as of December 31, 2022	932,250	12.22	1.18	—

19.   INCOME TAXES

Samoa

Under the current laws of Samoa, GreenTree Samoa is not subject to tax on income or capital gain. Upon payment of dividends by the Company to its shareholders, no Samoa withholding tax will be imposed.

Cayman Island

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Upon payment of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.   INCOME TAXES (CONTINUED)

Hong Kong

GreenTree Hotels (Hong Kong), Limited is subject to Hong Kong profit tax at a rate of 16.5% in the years ended December 31, 2020, 2021 and 2022 and it may be exempted from income tax on its foreign-derived income. No Hong Kong profit tax has been provided as the Group has not had assessable profit that was earned in or derived from Hong Kong during the years presented. There are no withholding taxes in Hong Kong on remittance of dividends.

PRC

On March 16, 2007, the PRC government promulgated the Law of the People’s Republic of China on Enterprise Income Tax (“New EIT Law”), which was effective from January 1, 2008. Under the New EIT Law, domestically-owned enterprises and foreign-invested enterprises are subject to a statutory tax rate of 25%. Enterprises qualified as “High New Technology Enterprises (“HNTEs”) enjoy a preferential income tax rate of 15%. Dividends, interest, rent or royalties and proceeds from any such assets located in the PRC (after deducting the net value of such assets) shall be subject to a 10% withholding tax.

Shanghai Evergreen qualified as an HNTE in November 2017 and was entitled to a preferential income tax rate of 15% from 2017 to 2019. Shanghai Evergreen reapplied for HNTE in 2020 and was successful in obtaining the HNTE certificate. It is entitled to the preferential income tax rate of 15% from 2020 to 2022.

Shanghai Sipei qualified as an HNTE in 2020 and is entitled to a preferential income tax rate of 15% during 2020 to 2022.

The current and deferred components of income tax (expense) benefit appearing in the consolidated statements of comprehensive income/(loss) are as follows:

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Current tax	122,931,256	105,353,756	80,209,774	11,629,324
Deferred tax	(12,472,054)	3,535,126	(125,802,192)	(18,239,603)
Total	110,459,202	108,888,882	(45,592,418)	(6,610,279)

Reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years ended December 31,
	2020	2021	2022
PRC statutory tax rate	25%	25%	25%
Withholding tax on the PRC earnings distribution	—%	10%	9%
Effect of international rate difference	1%	1%	(10)%
Effect of preferential tax rate	—%	(7)%	1%
Tax effect of expenses that are not deductible in determining taxable profit	4%	6%	(7)%
Valuation Allowance	1%	14%	(8)%
Effective tax rate	31%	49%	10%

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.   INCOME TAXES (CONTINUED)

PRC (continued)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Deferred tax assets:
Net loss carryforward	53,089,828	64,191,537	9,306,898
Deferred revenue	115,049,834	91,552,823	13,273,912
Deferred rent	17,692,412	—	—
Lease liability	—	414,797,817	60,140,030
Bad debt expenses	30,328,801	79,570,368	11,536,619
Accrued expenses	17,687,519	16,350,750	2,370,636
Unrealized losses from equity securities	7,534,182	717,944	104,092
Impairment of Long-lived assets and other assets	—	53,054,078	7,692,118
Valuation allowance	(59,426,713)	(76,326,389)	(11,066,286)
Total deferred tax assets	181,955,863	643,908,928	93,358,019
Deferred tax liabilities:
Depreciation of property and equipment	(6,099,754)	(7,765,478)	(1,125,888)
Unrealized gains from equity securities	(880,803)	(5,360,418)	(777,188)
Intangible assets arising from acquisition	(176,681,292)	(52,570,078)	(7,621,945)
Withholding tax on PRC earnings to be distributed	(64,929,920)	(20,730,212)	(3,005,598)
Right-of-use assets	—	(386,025,806)	(55,968,481)
Total deferred tax liabilities	(248,591,769)	(472,451,992)	(68,499,100)
Net deferred tax (liabilities) assets	(66,635,906)	171,456,936	24,858,919

The Group offset deferred tax liabilities and assets pertaining to a particular tax-paying component of the Group within a particular jurisdiction.

The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2022, management recorded a valuation allowance against the amount of deferred tax assets that it determines is not more-likely-than-not to be realized. As of December 31, 2022, the Group had tax losses carryforwards of RMB 256,766,146 (USD 37,227,592), mainly deriving from the entities in the PRC. The tax losses in the PRC can be carried forward for five years to offset future taxable profit and which will expire between 2022 and 2026 if not utilized.

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The cumulated undistributed earnings of the Group’s PRC subsidiaries the Group intends to indefinitely reinvested were RMB 445,148,415 (USD64,540,453) as of December 31, 2022. As of December 31, 2022, the related PRC withholding tax liability unrecognized was RMB44,514,842 (USD6,454,045).

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.   INCOME TAXES (CONTINUED)

PRC (continued)

The Group made its assessment of the level of authority for each of its uncertain tax positions based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time. RMB246,635,312 (USD 35,758,759) of the uncertain tax positions, if ultimately recognized, would affect the effective tax rate. A reconciliation of unrecognized tax benefits is as follows:

Unrecognized tax benefits — January 1, 2021	202,915,367
Increases — tax positions in the current period	74,057,733
Decreases — tax positions in prior period	(38,114,470)
Unrecognized tax benefits — December 31, 2021	238,858,630
Unrecognized tax benefits — January 1, 2022	238,858,630
Increases — tax positions in the current period	25,680,473
Decreases — tax positions in prior period	(17,903,791)
Unrecognized tax benefits — December 31, 2022	246,635,312

In the years ended December 31, 2022, the Company recorded interest expense of RMB39,943,119 (USD 5,791,208). In the years ended December 31, 2022, the Company reversed interest expense of RMB26,980,981 (USD3,911,875). As of December 31, 2022, the accumulated interest expense and penalty recorded by the Group was RMB102,923,789 (USD14,922,547) and nil, respectively.

The Group’s PRC subsidiaries are subject to examination by the PRC tax authorities from 2017 through 2022 on non-transfer pricing matters, and from 2012 through 2022 on transfer pricing matters.

20.   MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries, subject to certain ceilings. The total contribution for such employee benefits were RMB25,666,575, RMB36,617,173 and RMB45,051,494 (USD6,531,853) for the years ended December 31, 2020, 2021 and 2022, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.   STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to make appropriations to certain statutory reserves, namely a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors for the foreign invested enterprises. For other subsidiaries incorporated in the PRC, the general reserve fund was appropriated based on 10% of net profits as reported in each subsidiary’s PRC statutory accounts. General reserve and statutory surplus funds are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare funds are restricted to capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. As of December 31, 2021 and 2022, the PRC statutory reserve funds amounted to RMB77,453,118 and RMB 78,286,662 (USD 11,350,499), respectively.

In addition, under PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of the Group’s PRC totaling RMB936,799,320 and RMB898,596,672 (USD130,284,271) as of December 31, 2021 and 2022, respectively.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.   RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Group in 2020, 2021 and 2022 consisted of:

Related Party	Nature of the party	Relationship with the Group
Alex S. Xu	Individual	Founder and CEO
Hui Xu	Individual	Brother of Alex S. Xu
Yan Zhang	Individual	Executive officer for catering management entities controlled by GTI
Wen Qi	Individual	Quality Control Manager
GTI	Investment holding	Shareholder of the Group, controlled by Alex S. Xu
Shanghai Aotao Industrial Co., Ltd, together with its subsidiaries and VIE (“Aotao”)	Catering management	Controlled by GTI
Getao Industrial (HK) Limited (“Getao”)	Catering management	Controlled by GTI
Da Niang Dumpling Catering Group Co., Ltd, together with its subsidiaries (“Da Niang Group”)	Catering management	Controlled by GTI
Beifu HongKong Indutrial Co,Limited (“Beifu HK”)	Catering management	Controlled by GTI
Shanghai JYHM Restaurant Management Co., Ltd. (“JYHM”)	Catering management	Controlled by GTI
Bellagio Restaurant Management Group (“Bellagio”)	Catering management	Controlled by GTI
Napa Infinity Winery (Shanghai) Inc. (“Napa”)	Wine distributor	Controlled by Hui Xu
Yibon	Hotel management	Equity investee of the Group
Shanxi Hanyuanbaili Hotel Management Co., Ltd. (“Hanyuan”) *	Hotel management	Equity investee of the Group
Woyaojiu Information Technology (Shanghai) Co.,Ltd. (“Woyaojiu”)	Catering management	Controlled by Hui Xu
Shanxi Yueyuanbaili Hotel Management Co., Ltd. (“Yueyuan”)	Hotel management	Equity investee of the Group
Apex(Weihai) Industrial Co., Ltd (“Apex”)	Construction	Controlled by Hui Xu
*	Hanyuan was a subsidiary of the Group before December 2021, when the Group disposed 5% of the equity interests of Hanyuan and Hanyuan became equity investee of the Group.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.   RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a)   Related party balances

Due from related parties:	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Current:
GTI	206,256,382	326,440,000	47,329,351
Aotao	65,206,135	65,206,135	9,454,000
Beifu HK	26,127,660	28,278,520	4,100,000
Yibon	8,330,198	7,039,315	1,020,605
Hanyuan	3,406,100	6,643,508	963,218
Napa	500,000	587,246	85,143
JYHM	481,227	1,739,578	252,215
Getao	112,158	121,391	17,600
Yueyuan	—	608,394	88,209
Da Niang Group	—	500,184	72,520
Woyaojiu	—	1,000	145
Total	310,419,860	437,165,271	63,383,006

On May 16, 2022, GTI has entered in an agreement with GHG to settle the amounts due from GTI, Aotao and Beifu HK with 100% equity interests of Da Niang Dumplings business and 83.9% equity interests of Bellagio Café business. The transaction was completed in March 2023 (Note 26).

Amounts due from Yibon mainly comprised of a loan repayable on demand with an interest rate of 6% per annum with pledge of one Yibon’s leased-and-operated hotel. The remaining current amounts represented the receivables arising from the ordinary course of business with related parties.

Noncurrent amounts due from related parties as of December 31, 2022 comprised of RMB110,000,000 (USD15,948,501) prepayments made by the Group to Apex to acquire buildings for hotel businesses development and a loan with a principal of RMB2,360,000 (USD342,168) receivable from Wen Qi with an interest rate of 7.9% per annum maturing in July 2024.

Due to related parties:	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
Current:
Yibon	6,602,643	7,238,237	1,049,446
Aotao	—	5,550,000	804,674
Napa	2,868,685	536,857	77,837
Da Niang Group	31,307	459,868	66,675
JYHM	27,992	27,992	4,058
	9,530,627	13,812,954	2,002,690

Amount due to Yibon comprised of receipts of hotel reservation fees on behalf of Yibon. Amount due to Aotao comprised of payables for advertising services provided by Aotao. Amount due to Napa comprised of the payable of goods purchased from Napa.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.   RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b)   Related party transactions

During the years ended December 31, 2020, 2021 and 2022, related party transactions consisted of the following:

	Year ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Loan to GTI	—	(206,256,382)	(162,490,000)	(23,558,835)
Repayment of loan from GTI	8,424,629	—	42,305,000	6,133,648
Repayment of loan from Aotao	499,421,550	121,000,000	—	—
Loan to Aotao	(479,356,500)	(186,051,400)	—	—
Advertising service from Aotao	(3,920,000)	(6,473,400)	(5,550,000)	(804,674)
Interest income from Aotao	2,316,856	—	—	—
Franchise management fee to Aotao	(41,867)	(49,648)	—	—
Purchase from Napa	(2,059,566)	(2,547,178)	(413,690)	(59,979)
Loan to Hanyuan	—	(3,406,100)	(3,237,408)	(469,380)
Franchised revenue from Yibon	852,287	1,251,888	1,285,068	186,317
Repayment of loan from Yibon	—	3,750,000	1,250,000	181,233
Interest income from Yibon	18,667,117	544,352	12,333	1,788
Loan to Yibon	(9,000,000)	(3,000,000)	—	—
Loan to Wen Qi	—	—	(2,360,000)	(342,168)
Service purchased from JYHM	(40,000)	(667,751)	(20,754)	(3,009)
Sublease revenue from JYHM	284,179	261,392	47,704	6,916
Loan to Yueyuan	—	—	(608,394)	(88,209)
Service purchased form Bellagio	—	(367,804)	(204,087)	(29,590)
Loan to Beifu HK	—	(169,511,160)	—	—
Repayment of loan from Getao on behalf of Beifu HK	—	143,383,500	—	—
Loan to Da Niang Group	(40,000,000)	(39,800,000)	—	—
Repayment of loan from Da Niang Group	40,000,000	39,800,000	—	—
Interest income from Da Niang Group	352,882	—	—	—
Service purchased from Da Niang Group	(724,045)	(221,389)	—	—
Sublease revenue from Da Niang Group	36,000	27,000	—	—

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.   COMMITMENTS AND CONTINGENCIES

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

24.   EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (Loss) per share for each of the years presented is calculated as follows:

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Numerator:
Net income(loss) used in calculating earnings per share-basic and diluted	261,344,391	117,438,250	(382,216,959)	(55,416,249)
Denominator:
Weighted average number of Class A ordinary shares outstanding used in calculating basic and diluted earnings(loss) per share	68,286,954	68,286,954	68,201,056	68,201,056
Weighted average number of Class B ordinary shares outstanding used in calculating basic and diluted earnings(loss) per share	34,762,909	34,762,909	34,762,909	34,762,909
Allocation of undistributed earnings(loss) — basic and diluted:
To Class A Shares	173,182,301	77,821,553	(253,172,070)	(36,706,500)
To Class B Shares	88,162,090	39,616,697	(129,044,888)	(18,709,750)
Basic and diluted earnings(loss) per share:
To Class A Shares	2.54	1.14	(3.71)	(0.54)
To Class B Shares	2.54	1.14	(3.71)	(0.54)

In November 2022, the Company disposed Urban in exchange for cash considerations and 870,908 Class A ordinary shares of the Company (Note 4). These shares were excluded in the computation of basic and diluted earnings per shares for the year ended December 31, 2022 since the date of deconsolidation of Urban. The shares were received in March 2023.

The Group did not include share options in the computation of diluted earnings per share for the years ended December 31, 2020, 2021 and 2022 because those share options were anti-dilutive for earnings(loss) per share.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.   OTHER COMPREHENSIVE INCOME/( LOSS)

The changes in accumulated other comprehensive income by component, net of tax, were as follows:

		Unrealized
	Foreign	gains(losses)
	currency	on available-
	translation	for-sale
	adjustments	investments	Total
	RMB	RMB	RMB
Balance at December 31,2019	65,300,854	—	65,300,854
Net current-period other comprehensive loss	(19,714,207)	—	(19,714,207)
Balance at December 31,2020	45,586,647	—	45,586,647
Net current-period other comprehensive (loss) income	(6,497,403)	2,791,663	(3,705,740)
Balance at December 31,2021	39,089,244	2,791,663	41,880,907
Net current-period other comprehensive loss	(11,361,872)	(2,786,931)	(14,148,803)
Balance at December 31,2022	27,727,372	4,732	27,732,104
Balance at December 31, 2022 (USD)	4,020,091	685	4,020,776

26.   SUBSEQUENT EVENTS

On March 29, 2023, the Company closed and completed its previously announced acquisition (the “Acquisition”) of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China (collectively, the “Target Businesses”), from GTI, contemplated by the definitive agreement entered into by the parties (the “Agreement”).  As the Group and the Target Businesses are under the common control of GTI before and after the acquisition, the acquisition will be accounted as a common control transaction in a manner similar to the pooling-of-interests method.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2021	2022	2022
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	22,609,979	15,788,863	2,289,170
Investments in equity securities	59,114,452	3,094,133	448,607
Amounts due from subsidiaries	113,057,771	122,364,821	17,741,232
Amounts due from a related party	202,502,545	348,019,981	50,458,154
Total current assets	397,284,747	489,267,798	70,937,163
Non-current assets:
Investments in subsidiaries	1,977,459,895	1,635,636,043	237,144,935
Investments in equity securities	39,852,428	33,408,446	4,843,769
TOTAL ASSETS	2,414,597,070	2,158,312,287	312,925,867

LIABILITIES AND EQUITY
Current liabilities:
Dividends payable	40,999,458	—	—
Long -term bank loans, current portion	30,200,000	121,800,000	17,659,340
Amounts due to subsidiaries	350,308,050	592,226,352	85,864,750
Total current liabilities	421,507,508	714,026,352	103,524,090
Non-current liabilities:
Long-term bank loans, non-current portion	121,800,000	—	—
Other long-term liabilities	13,604,451	—	—
Total liabilities	556,911,959	714,026,352	103,524,090
Shareholders’ Equity:
Class A ordinary shares (USD0.50 par value per share; 400,000,000 and 400,000,000 shares authorized as of December 31, 2021 and 2022; 68,286,954 and 68,201,056 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	222,587,070	222,587,070	32,272,092
Class B ordinary shares (USD0.50 par value per share; 100,000,000 and 100,000,000 shares authorized as of December 31, 2021 and 2022; 34,762,909 and 34,762,909 shares issued and outstanding as of December 31, 2021 and 2022, respectively)	115,534,210	115,534,210	16,750,886
Treasury stock	—	(16,971,057)	(2,460,572)
Additional paid-in capital	1,151,384,306	1,151,321,950	166,925,992
Retained earnings / (Accumulated losses)	326,298,618	(55,918,342)	(8,107,397)
Accumulated other comprehensive income	41,880,907	27,732,104	4,020,776
Total Shareholders’ Equity	1,857,685,111	1,444,285,935	209,401,777
TOTAL LIABILITIES AND EQUITY	2,414,597,070	2,158,312,287	312,925,867

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
General and administrative expenses	(9,967,834)	(18,917,120)	(6,740,255)	(977,245)
Other general expense	—	—	(13,944,926)	(2,021,824)
Interest income	8,173	173,316	1,924	279
Interest expense	—	—	(5,192,054)	(752,777)
Other income	—	—	22,765,816	3,300,733
(Losses) Gains on investments in equity securities	(11,392,623)	11,519,174	(76,105,482)	(11,034,258)
Share of profit (losses) in subsidiaries, net (Note a)	282,696,675	124,662,880	(303,001,982)	(43,931,158)
Net income(losses)	261,344,391	117,438,250	(382,216,959)	(55,416,250)
Other comprehensive losses, net of tax
- Foreign currency translation adjustments	(19,714,207)	(6,497,403)	(11,361,872)	(1,647,317)
- Unrealized gains (losses) on available-for-sale investments	—	2,791,663	(2,786,931)	(404,067)
Comprehensive income /(loss)	241,630,184	113,732,510	(396,365,762)	(57,467,634)

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

27.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of cash flows

	Year Ended December 31,
	2020	2021	2022	2022
	RMB	RMB	RMB	USD
Net cash provided by (used in) operating activities	231,204,774	(16,338,658)	222,680,208	32,285,596
Net cash used in investing activities	(65,670,760)	(113,026,343)	(156,276,810)	(22,658,008)
Net cash used in financing activities	—	(43,683,098)	(71,199,458)	(10,322,953)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	5,679,523	2,306,901	(2,025,056)	(293,604)

Net increase (decrease) in cash and cash equivalents and restricted cash	171,213,537	(170,741,198)	(6,821,116)	(988,969)
Cash and cash equivalents and restricted cash at beginning of the year	22,137,640	193,351,177	22,609,979	3,278,139
Cash and cash equivalents and restricted cash at end of the year	193,351,177	22,609,979	15,788,863	2,289,170

(a)	Basis of presentation

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