Form 20-F
period 2023-12-31
GreenTree Hospitality Group Ltd.
filed 2024-04-30
CIK 1724755

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023.

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

66,780,612 Class A ordinary shares were outstanding as of December 31, 2023

34,762,909 Class B ordinary shares were outstanding as of December 31, 2023

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.      ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

☐ Yes  ☐ No

GREENTREE HOSPITALITY GROUP LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2023

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

●	“ADR” or “ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
●	“ADS,” in the context of our restaurant business, are to average daily sales per restaurant or store;
●	“ADSs” are to our American depositary shares, each of which represents one (1) Class A ordinary share;
●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;
●	“GreenTree Inns” brand are to hotels operated under the GreenTree Inns and GreenTree Inns Express brands;
●	“leased-and-operated hotels” and “L&O hotels” are to hotels that we lease or own the premises and operate;
●	“leased-and-operated restaurants” and “L&O restaurants” are to restaurants that we lease or own the premises and operate;
●	“franchised-and-managed hotels” and “F&M hotels” are to hotels that we manage pursuant to various franchise agreements;
●	“franchised-and-managed restaurants” and “F&M restaurants” are to restaurants that we manage pursuant to various franchise agreements;
●	franchise agreements are to franchising agreements, management entrustment contracts and/or brand consulting contracts (as applicable);
●	“RMB” or “Renminbi” are to the legal currency of China;
●	“ramp up stage” are to hotels in operation that have been open for six or fewer months;
●	“RevPAR” are to revenue per available room, which are calculated by multiplying our hotels’ average daily room rate by its occupancy rate;
●	“ADS” are to average daily sales per store, which are calculated by multiplying our restaurants’ average daily tickets by its average check;
●	“shares” are to, collectively, our Class A ordinary shares and Class B ordinary shares, par value US$0.50 per share;
●	“Tier 1 cities” are to the term used by the National Bureau of Statistics of China and refer to Beijing, Shanghai, Shenzhen and Guangzhou;
●	“Tier 2 cities” are to the 32 major cities, other than Tier 1 cities, as categorized by the National Bureau of Statistics of China, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as “municipalities with independent planning” by the State Council;
●	“Tier 3 and lower cities” are to cities in China other than Tier 1 cities and Tier 2 cities;
●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;
●	“U.S. GAAP” are to accounting principles generally accepted in the United States; and
●	“we,” “us,” “our company” and “our” are to GreenTree Hospitality Group Ltd., our Cayman Islands holding company, and its subsidiaries, as the context requires.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023, and as of December 31, 2022 and 2023.

Our ADSs are listed on the New York Stock Exchange under the symbol “GHG.”

Currency Translations

This annual report on Form 20-F contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 29, 2023. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Special Note Regarding Forward-Looking Statements

This annual report contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us and our industry. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information — D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 4. Information on the Company — B. Business Overview” and “Item 4. Information on the Company — B. Business Overview — Regulatory Matters” in this annual report. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The forward-looking statements included in this annual report relate to, among others:

●	our goals and growth strategies;
●	our future business development, financial condition and results of operations;
●	trends in the hospitality and restaurant industries in China and globally;
●	competition in our industry;
●	fluctuations in general economic and business conditions in China and other regions where we operate;
●	the regulatory environment in which we and our franchisees operate; and
●	assumptions underlying or related to any of the foregoing.

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

In 2023, GreenTree completed its acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China. Da Niang Dumplings operates the Daniang Dumpling brand and Bellagio operates the Bellagio brand.

PART I

ITEM 1.IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2.OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3.KEY INFORMATION

A.Reserved

B.Capitalization and Indebtedness

Not required.

C.Reasons for the Offer and Use of Proceeds

Not required.

D.Risk Factors

Risks Related to Doing Business in China

Adverse changes in the Chinese economy could have a material adverse effect on the hospitality and restaurant industries in China which could adversely affect our business.

We conduct our operations primarily in China and derive our revenues primarily from our operations there. As the travel, hospitality and restaurant industries are highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many aspects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While China’s economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The growth rate of China’s GDP decreased in the past few years. We cannot assure you that China’s economy will continue to grow, or that if there is growth, such growth will be steady and uniform. If there is a slowdown, such a slowdown could have a negative effect on our business. There is also a possibility that China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate may be based on several current or emerging factors, including: (i) occurrence of unusual circumstances; (ii) overinvestment by the government and businesses and excessive credit offered by banks; (iii) a rudimentary monetary policy; (iv) excessive privileges to state-owned enterprises at the expense of private enterprises; (v) the dwindling supply of surplus labor; (vi) a decrease in exports due to weaker overseas demand; (vii) failure to boost domestic consumption; and (viii) challenges resulted from international situations.

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.

The PRC government has enhanced its regulatory oversight of Chinese companies listing overseas. Under PRC laws and regulations in effect as of the date of this annual report, after consulting our PRC legal counsel, Shanghai Qiaowen Law Firm, we are not aware of any PRC laws or regulations which require us to obtain any permission or approval from the China Securities Regulatory Commission, or the CSRC, or the Cyberspace Administration of China, or the CAC, in connection with our subsidiaries’ operations in China. As disclosed elsewhere in this annual report, our operations in China are subject to various licensing and permit requirements of different PRC governmental agencies. See, e.g. “—Failure to comply with government regulations relating to the franchise, hospitality and restaurant industries, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.” While we do not hold certain requisite permits or licenses for our subsidiaries’ operations in China; except as otherwise disclosed in this annual report, the lack of any such permit or license, whether individually or in the aggregate, is not expected to have a material adverse effect on our subsidiaries’ operations in China. If applicable laws, regulations, or interpretations are to change, and we or our subsidiaries in China are required to obtain any new or additional permission or approval from the CSRC, CAC or any other PRC governmental agency in the future, we may be unable to obtain such required permissions or approvals in a timely manner, or at all, and such permissions or approvals may be rescinded even if obtained. Furthermore, if we or our subsidiaries in China (i) do not receive or maintain such permissions or approvals, or (ii) inadvertently conclude that such permissions or approvals are not required, any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our and our subsidiaries’ ability to continue our operations in China or offer securities to investors and cause our securities to decline in value or become worthless.

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

We conduct our business primarily through our subsidiaries in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The PRC legal system is based on written statutes and their interpretation by the Supreme People’s Court of the PRC. Unlike common law systems, prior court decisions may be cited for reference but have limited precedential value. Since the 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published court decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties and may not be as consistent and predictable as in other jurisdictions. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the violation occurs.

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

The PRC government has significant oversight and discretion over the conduct of our business and may intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The PRC government has published new policies that significantly affected certain industries such as the education and internet industries in the past. While we have not experienced similar changes in government policies or regulatory environment that significantly affected our business and operations in the past, we cannot rule out the possibility that new regulations or policies or changes to existing regulations and policies regarding our industry will be adopted or released in the future that could materially and adversely affect our business, financial condition and results of operations. See “—We face various legal and operational risks and uncertainties as a company based in and primarily operating in China.” Furthermore, the PRC government has also indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in China-based companies like us. Any such action, once taken by the PRC government, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities, including our ADSs, to significantly decline or become worthless.

We could be adversely affected by political tensions between the United States and China.

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the PRC National People’s Congress’ passage of Hong Kong national security legislation and decision of the National People’s Congress on improving the electoral system of the Hong Kong, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, the imposition of sanctions on certain individuals from the U.S. by the Chinese government, as well as various executive orders and proposed regulations announced in August and November 2023, indicating that the U.S. government would issue new regulations relating to artificial intelligence and cloud computing, including restrictions in investment into Chinese companies engaged in artificial intelligence, semiconductors and microelectronics, and quantum information technologies sectors, as well as potential restrictions in provision of cloud-computing services to China-based companies. Rising political tensions between China and the U.S. could reduce levels of trade, investment, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may cause investors to lose confidence in Chinese companies and counterparties, including us.

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

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive most of our revenues in RMB. Under our current structure, our income will be primarily derived from dividend payments from our PRC subsidiaries. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency dominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. However, foreign exchange transactions under our capital account items are subject to significant foreign exchange controls and require approval from the SAFE or its local branches. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions if foreign currencies reserve falls below a certain level. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates could result in foreign currency exchange losses and could materially reduce the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC and other governments. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. While the RMB appreciated approximately 2.3% against the U.S. dollar in 2021, the RMB depreciated approximately 8.2% and 2.9% against the U.S. dollar in 2022 and 2023, respectively. It remains unclear what further fluctuations may occur.

Most of our revenues, costs and expenses are denominated in RMB. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the RMB may materially reduce any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we receive into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive. Conversely, if we decide to convert our RMB into U.S. dollars for business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount.

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

Rapid urbanization and changes in zoning and urban planning in China may cause our hotel and restaurant properties to be demolished, expropriated or otherwise affected.

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change. When zoning requirements or other governmental mandates change with respect to the areas where our hotels and restaurants are located, the affected hotels and restaurants may need to be demolished or removed. As a result, we may have to relocate our hotels and restaurants to other locations. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. Our hotels and restaurants could suffer from demolitions or interruptions due to zoning or other local regulations in the future. Any such demolition and relocation could cause us to lose primary locations for our hotels and restaurants and cause the licenses and permits held by the hotels and restaurants facing demolition to not be renewed or even be revoked, and we may not be able to achieve comparable operational results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition may be adversely affected.

Furthermore, the PRC government has the statutory power to acquire or demolish any land in the PRC for reason of changes in urban planning or zoning or otherwise. In such events, we may be forced to relocate or close our hotels and restaurants. Although we might be paid compensation for such forced acquisition, demolishment or closure, the amount of compensation to be awarded to us may not cover our losses and adversely affecting our operations.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. In January 2007, the State Administration of Foreign Exchange issued, and later amended on May 29, 2016, implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly listed company. Pursuant to the Notice of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration of the Overseas Investment and Financing and the Round-trip Investment Made by Domestic Resident through Special-Purpose Companies, or Circular 37, issued on July 4, 2014, PRC residents who participate in share incentive plans in overseas non-publicly listed SPVs due to their position as director, senior management or employees of the PRC subsidiaries of the overseas SPVs may submit applications to SAFE or its local branches for the foreign exchange registration with respect to such overseas SPVs.

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

Our employment practices may be adversely impacted by the Labor Law and the labor contract law of the PRC.

On July 5, 1994, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the Labor Law of the People’s Republic of China, or the Labor Law, which became effective on January 1, 1995, and amended them on August 27, 2009 and December 29, 2018. In accordance with the Labor Law, a labor contract shall be concluded for establishment of work relationships.

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

As a holding company, we rely principally on dividends and other payments from our wholly owned operating subsidiaries in China for our cash requirements, including funds necessary to service any debt we may incur, to pay dividends and other cash distributions to our shareholders and to pay our operating expenses. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of December 31, 2021, 2022 and 2023, total statutory reserves of our PRC subsidiaries were RMB149.4 million, RMB150.2 million and RMB152.4 million (US$21.5 million). These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer their net assets to the company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB936.8 million, RMB898.6 million and RMB901.5 million (US$127.0 million) as of December 31, 2021, 2022 and 2023, respectively. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to us or any of our other subsidiaries could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. Also, see “— Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs may be subject to PRC withholding tax on dividends on, and gains realized on their transfer of, our ADSs.”

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other first-time inspections around the world. If audit firms in China had been subject to such inspections in the past, such deficiencies may have been identified earlier and these audit firms, including our auditor, may have taken remedial measures to address any such deficiencies, and the historical inability of the PCAOB to inspect audit firms in China has deprived our investors of the benefits of such inspections. Because our auditor was not subject to such inspections before 2022, we cannot assure you that it will have sufficient time to fully address any deficiency that may be identified as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

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

In December 2021, the PCAOB made its determinations, or the 2021 determinations, pursuant to the HFCA Act that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong including our auditor, Ernst & Young Hua Ming LLP. After we filed our annual report on Form 20-F for the fiscal year ended December 31, 2021 that included an audit report issued by Ernst & Young Hua Ming LLP on May 17, 2022, the SEC conclusively identified us as an SEC-identified issuer on June 14, 2022. As such, we were required to satisfy additional disclosure requirement for SEC-identified issuers that are also foreign issuers in our annual report as of December 31, 2022 and for the year then ended. See “Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.”

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Ernst & Young Hua Ming LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we were not identified as an SEC-identified issuer in 2023 and we do not expect to be so identified in 2024 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

Risks Related to Our Business

Our results of operations are subject to conditions typically affecting the hospitality and restaurant industries.

Our results of operations are subject to conditions typically affecting the hospitality and restaurant industries, including the following:

●	changes in national, regional or local economic conditions;
●	natural disasters or travelers’ fears of exposure to serious contagious diseases;
●	changes in travel patterns, food patterns or consumption patterns;
●	changes in governmental regulations that influence or determine wages, prices or construction costs;
●	local market conditions such as an oversupply of, or a reduction in demand for, hotel rooms and restaurants;
●	our ability to secure desirable locations for our hotels and restaurants;
●	the attractiveness of our hotels and restaurants to potential guests and competition from other hotels and restaurants;

●	changes in occupancy and room rates for our hotels, as well as average checks, average daily tickets and average daily sales per store for our restaurants;
●	increases in operating costs and expenses due to inflation and other factors;
●	our ability to develop and maintain positive relations with current and potential franchisees;
●	the performance of managerial and other employees of our hotels and restaurants;
●	issues related to food safety and instances of food borne diseases;
●	risks arising from failures to uphold effective quality assurance systems across our restaurant operations;
●	potential exposure to significant liability claims due to customer complaints regarding food contamination or incidents of food tampering;
●	shortages or interruptions in the availability and delivery of food products and other essential supplies;
●	fluctuations in prices of raw materials, which may impact our cost structure; and
●	labor shortage, increase in labor costs and large personnel mobility.

Changes in any of these conditions could adversely affect our occupancy rates, average daily rates, and Revpar for hotels, average checks, average daily tickets, average daily sales for restaurants or otherwise adversely affect our business, results of operations and financial condition.

We are subject to various operational risks inherent in the franchised-and-managed business model.

Our success could be adversely affected by the performance of our franchised-and-managed hotels and restaurants. As of December 31, 2023, we franchised-and-managed approximately 98.5% of our hotels, and we derived 64.2%, 62.2% and 58.4% of our revenues from those hotels in 2021, 2022 and 2023, respectively, which include revenues from membership fees of franchised-and-managed hotels. We plan to increase the number of franchised-and-managed hotels and restaurants in operation to increase our national presence in China. Our franchisees may not be able to develop or construct hotel or restaurant properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. If our franchisees reduce their investments in the hospitality and restaurant industries, develop or construct fewer hotel or restaurant properties, or abandon such development or construction altogether, our business, results of operations and financial condition may be materially and adversely affected.

We oversee and manage the operations of our franchised-and-managed hotels and restaurants pursuant to various franchise agreements. However, we are not able to control the actions of our franchisees. Under those franchise agreements, our franchisees are typically responsible for developing hotel or restaurant properties on a timely basis, bearing the costs and expenses of developing and operating the hotels or restaurants, including costs of constructing, decorating or renovating the hotels or restaurants to our standards and recruiting and employing relevant staff. However, if our franchisees have difficulties in accessing capital or are reluctant to make investments for the construction, decoration, management or renovation of the hotels or restaurants, we may not be able to force them to secure the required capital and the quality of operations our franchised-and-managed hotels and restaurants may be thereby diminished.

We normally require our franchisees to secure relevant governmental approvals and permits for operating the hotels or restaurants in our standard franchise agreements and require that our franchisees provide us with some basic approvals and permits, including business licenses, public hygiene license, food operation license, special industry licenses and fire prevention safety inspection certificates. However, some of our franchisees may not be able to obtain such approvals or permits in a timely manner, or at all. See “— Failure to comply with government regulations relating to the franchise, hospitality and restaurant industries, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

As many factors affecting the operations of those hotels and restaurants are beyond our control, we cannot assure you that the quality of the services in our franchised-and-managed hotels and restaurants are consistent with our standards and requirements. Although we send for routine inspection purposes regional managers and members of our quality control team to franchised-and-managed hotels and restaurants on a regular basis, we may not be able to identify problems in their operations and make responses on a timely basis. As a result, our image and reputation may suffer, which may have a material adverse effect on our business and results of operations.

In addition to quality standards, safety incidents such as fire accidents may occur at our franchised-and-managed hotels and restaurants despite our supervision or entrusted management. Any such occurrence may result in substantial reputational harm to us and our brands. In addition, if such safety incidents occur at any of the franchised-and-managed hotels and restaurants that do not possess the relevant licenses, permits or inspection certificates, there could be substantial negative publicity, thereby triggering large-scale government actions that could impact our entire network of hotels and restaurants, which in turn will have a material adverse impact on our business, results of operations and financial condition.

Although our proprietary information system can collect operational and financial data of each hotel and restaurant, we may not be able to avoid fraud or manipulation of such data by some franchisees, which may adversely affect the ability to effectively respond to potential issues. In addition, many of our franchisees do not own the hotel land or restaurant land or the property but typically lease the property from landlords who are either a property owner or a sub-lessor. We cannot assure you that all landlords who lease the hotel or restaurant property to our franchisees have good and marketable title, or have unencumbered rights to lease or sub-lease the property to our franchisees. If any third party such as the ultimate property owners or relevant governmental authorities successfully challenge the lease of our franchisees, or if our franchisees fail to renew the leases when they expire, or if the landlords early terminate the lease, or if the properties or lands owned or leased by our franchisees are demolished, acquired or otherwise reclaimed by the government, our franchisees may have to close their hotels or restaurants and thus terminate the franchise agreements and as a result, our business and results of operations may be adversely affected. Moreover, the term of the leases for some of the property of our franchisees is shorter than the typical term of our franchise agreements. We cannot assure you that upon expiration, these franchisees will be able to renew their leases in order to perform their franchise agreements with us.

We may not be able to renew our existing franchise agreements or renegotiate new franchise agreements when they expire.

We franchise hotels and restaurants to third parties pursuant to franchise agreements. These franchise agreements may be renegotiated or may expire. The versions of hotel agreements we have used during recent years typically have an initial term of 10 to 20 years except for the franchise agreements with our Shell franchisees. The versions of restaurants franchise agreements we have used during recent years typically have an initial term of 3 to 5 years. We plan to renew our existing franchise agreements upon expiration or renegotiate with our franchisees for new franchise agreements. However, we may be unable to retain our franchisees on satisfactory terms, or at all. If a significant number of our existing franchise agreements expire and new franchisees do not cover those expired franchises, our revenue and profit may decrease in the future, and our results of operations could be materially and adversely affected.

As the hospitality and restaurant industries in China are highly competitive, the terms of our franchise agreements are influenced by contract terms offered by our competitors. We cannot assure you that the terms of franchise agreements for new franchised-and-managed hotels or restaurants entered into or renewed in the future will be as favorable as the terms under our existing franchise agreements. If such agreements cannot be renewed on satisfactory terms upon expiration, our results of operations could be materially and adversely affected.

Failure to comply with government regulations relating to the leased-and-operated and franchised-and-managed business models, hospitality and restaurant industries, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.

Our business is subject to various compliance and operational requirements under PRC laws and regulations, which include public safety, construction, fire prevention, public area hygiene, health and sanitation and environmental protection, as well as requirements related to construction or decoration of hotel and restaurant premises. The failure of any of our hotels or restaurants to comply with applicable laws and regulations may incur substantial fines and penalties from the relevant PRC government authorities. Each hotel in our network must hold a basic business license and a special industry license issued by local government authorities and must conduct its hotel operations within the business scope of its business license. These hotels must also obtain various other licenses and permits. For example, if our hotels provide catering service, they are required to obtain a food operation permit. In addition, any project construction undertaken by our hotels may be subject to governmental approvals or filings requirements, and our failure to comply with the aforementioned requirements may subject us to fines or the suspension or even the cessation of operations, which could materially and adversely affect our business, financial condition and results of operations. In any event, we may not be able to obtain all permits, licenses, certificates and other approvals required by government regulations, which could negatively impact our business and significantly harm our reputation.

As of December 31, 2023, we operate 65 leased-and-operated hotels. Out of our 65 leased-and-operated hotels, seven have not obtained fire prevention safety inspection certificates, five have not obtained public area hygiene permits or the permits have been expired, six have not obtained special industry permits, seven which engage in catering business have obtained the food operation permits, and one is in the process of applying for food operation permits and the fire prevention safety inspection certificates. Five of our leased-and-operated hotels share and operate on the same premises as our other leased-and-operated hotels; these five leased and operated hotels have not obtained their own licenses, and are unlikely to be able obtain them. Given the significant discretion local government authorities have in the examination of our application as well as other factors beyond our control in certain areas, we may be unable to obtain our food operation permits at all.

In addition, we have only provided with and received the governmental approvals and permits for the operations of 4,083 out of our 4,173 franchised-and-managed hotels.in total in operation as of December 31, 2023, and have found that:

●	approximately 0.75% of these hotels did not provide us with the valid business license;
●	approximately 6.75% of these hotels did not provide us with the valid special industry license; and
●	approximately 10.52% of these hotels did not provide us with the valid public hygiene license.

For the catering part, as of December 31, 2023, we operate 42 leased-and-operated restaurants. All of our 42 leased-and-operated restaurants have obtained the business licenses, food operation permits and public area hygiene permits, and five have obtained the fire prevention safety inspection certificates.

In addition, we have sample checked the governmental approvals and permits for the operations of our franchised-and-managed restaurants. Out of our 152 franchised-and-managed restaurants in operation as of December 31, 2023, we have reviewed their governmental approvals and permits, and have found that:

●	approximately 12.33% of these restaurants did not provide us with the valid business license;
●	approximately 13.16% of these restaurants did not provide us with the valid food operation permits; and
●	approximately 19.87% of these restaurants did not provide us with the valid fire prevention safety inspection certificate.

For our leased-and-operated hotels and restaurants that have not obtained the necessary licenses, and to the extent that the franchisees who did not provide us with the licenses had not obtained the licenses prior to the commencement of their operations, the legal consequences will be as follows:

●	Business license: (i) orders by the registration authority to take corrective action, with the illegal income confiscated; (ii) if market entity refuses to take corrective action, it shall be fined not less than RMB10,000 nor more than RMB100,000, or (iii) if the circumstances are serious, be ordered to suspend or cease continuing operations, and be fined not less than RMB100,000 nor more than RMB500,000.;
●	Special industry license (only for the hotel business): warnings or fines of up to RMB1,000 and even up to a 15-days detention. In addition, pursuant to various local regulations, hotels failing to obtain the special industry license may be subject to warnings, orders to suspend or cease continuing business operations, confiscations of illegal gains or fines (for instance, the fines could reach RMB200,000 in Jiangsu if the circumstances are serious);
●	Fire prevention safety inspection certificate: (i) suspension of construction of projects, and/or use or operation of the business; and (ii) fines between RMB30,000 and RMB300,000;
●	Public hygiene license (only for the hotel business): a range of administrative penalties depending on the seriousness of a hotel’s activities: (i) warnings; (ii) fines between RMB500 and RMB30,000; or (iii) suspension of operations for rectification, or revocation of public hygiene license; and
●	Food operation permit: (i) confiscation of illegal gains, food illegally produced for sale and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000 or fines of 10 to 20 times of the value of food if such value is equal to or greater than RMB10,000.

In addition to the above licenses, hotels and restaurants operating food and beverage businesses are also required to have valid health certificates for employees engaged in food production and operation in accordance with the Food Safety Law of the People’s Republic of China, the Regulations on the Management of Hygiene in Public Places, and other regulations. If staff members do not obtain health certificates or if their health certificates have expired, hotels and restaurants may be ordered by the food safety supervision and management department at or above the county level to make corrections and be given a warning; if they refuse to make corrections, they will be fined from RMB5,000 to RMB50,000; if the circumstances are serious, they will be ordered to suspend or cease production and business operations until their licenses are revoked.

If any franchisee is subject to the foregoing legal consequences, whether fines or orders to suspend or even cease operations, due to its failure to obtain necessary licenses and permits or to comply with other requirements, our image and reputation may suffer, and such franchisee may defer making or refuse to make payments in breach of its franchise agreement with us. As we hold equity interests in certain of our franchisees, any regulatory non-compliance by such franchisees may also decrease the value of our investments. In either case, our business and results of operations may be adversely affected. Furthermore, as to certain hotels and restaurants that are being converted from the leased-and-operated model to the franchised-and-managed model, if any franchisee refuses to return and uses any of our hotels’ or restaurants’ permits in breach of their supplementary agreements with us, our company as the registered permit holder could be held liable for any regulatory non-compliance by our franchisees. See “— Our hotels and restaurants being converted into franchised-and-managed hotels may not be able to obtain their own operational licenses or fail to pay us the rent materially and adversely affect our business and results of operations.”

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

Our franchisees may terminate our franchise agreements in the event that, among others, the performance or the franchised-and-managed hotels or restaurants is worse than they expect. Although they are not permitted to do so by our franchise agreements, the franchisees may still attempt to unilaterally terminate their franchise agreements. In such instances, we may have disputes with them, and it will be difficult for us to force them to continue the performance of our franchise agreements until they expire. If the franchise agreements are eventually terminated either based on a settlement between us and the franchisees or with a judgment or arbitral award which requires the franchisees to compensate us for our losses and costs, such compensation may not cover our losses which we have suffered as a result of the early termination, and we may no longer receive the franchise fees and related management fees from the termination. Furthermore, if our franchisees breach or terminate their franchise agreements with us before the hotel or restaurant commences operation, we might not be able to grow our hotel and restaurant network as planned.

Due to our rapid expansion in recent years, we have added a large number of new franchised-and-managed hotels and restaurants into our network, some of which may not be able to provide consistent and high-quality service to meet our standards. To avoid potential damage to our brand name and to ensure the quality of services provided to our guests, we may terminate our franchise agreements with such franchisees. In addition, if any of our franchisees defaults or commits wrongdoing and fails to cure defaults or wrongdoings, we may also need to terminate our franchise agreements. Although our franchise agreements typically allow us to terminate the agreements under many circumstances, our franchisees may dispute our termination or our claim and in such cases we have to submit such disputes for the settlement by courts or arbitration. For example, as of December 31, 2023 we had 6 pending legal proceedings with franchised-and-managed hotels or restaurants. Also, we have in the past closed and may close in the future certain franchised-and-managed hotels and restaurants as a result of disputes with the franchisees for their failure to comply with our requirements on, among other things, the punctual payment of our franchise fees or management fees, the decoration or operation standard, use of our brand, maintenance of the hotel or restaurant condition and appearance, the avoidance of competition between the franchisees, including keeping appropriate distances between the franchised-and-managed hotels or restaurants. For example, for the year ended December 31, 2023, we terminated 238 franchised-and-managed hotels and 24 franchised-and-managed restaurants that did not comply with our brand and operating standards, respectively. If a significant number of our existing franchise agreements are terminated early, our revenue and profit may decrease in the future.

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

Our hotels and restaurants being converted into franchised-and-managed hotels and restaurants may not be able to obtain their own operational licenses or fail to pay us the rent materially and adversely affect our business and results of operations.

During the past few years, we have sought to convert some hotels and restaurants from the leased-and-operated model over to the franchised-and-managed model through selling relevant business assets and handed over the management of such hotels and restaurants, in most of the cases pursuant to an asset, business and personnel transfer agreement, or Transfer Agreements, to certain individuals or entities that have subsequently entered into franchise agreements with us and have therefore become our new franchisees. According to the Transfer Agreements, such new franchisees shall take over and operate such hotels and restaurants on their own account and shall take the risks and enjoy the benefits of operating such hotels and restaurants from the completion of the transfer contemplated by such agreements. However, the Transfer Agreements typically allow our franchisees under such arrangements to continue to use the permits of the hotels or restaurants that were previously obtained by us and remain in the name of our company for a transitional period. As of December 31, 2023, one of the abovementioned new franchisees was still using our permits for the relevant hotel or restaurant. All of these franchisees have executed a supplementary agreement which requires them to stop using and return to us our permits upon execution of the supplementary agreements. Such supplementary agreements also require the franchisees to indemnify us against all losses, costs or liabilities incurred by us for their defaults under such agreements. However, if any franchisees refuse to return and continue to use any of our permits, our company could be held liable as the registered permit holder for any regulatory non-compliance on the part of our franchisees. As a result, any breach by our franchisees of relevant regulations could cause us to incur relevant legal liability under PRC law, which may materially affect our brand image and our results of operations. In addition, in such instances, because the relevant leases have not been transferred to our new franchisees, we continue to be the tenants of the relevant premises and we remain liable to pay the rent to our landlords, and may not thereafter be fully compensated by the new franchisees. As a result, our result of operations and financial conditions may be materially and adversely affected by the default of such franchisees. Furthermore, such arrangement between us and the new franchisees could be deemed as a sublease, and our landlords may claim that our subleasing arrangement without our landlords’ consent constitutes a default. In such cases, we may be required by our landlords to terminate sublease arrangements and compensate their losses, if any, which may further increase our costs and risks. Moreover, we may not be able to enforce our rights against the franchisees under the supplementary agreements, which would hinder our ability to prevent the franchisees from using our permits and negatively impact our business and our reputation.

Our leased-and-operated hotels and restaurants are subject to a number of operational risks.

For hotels and restaurants under the leased-and-operated model, a significant portion of operating costs, including rent, is fixed. Accordingly, a decrease in revenues could result in a disproportionately larger decrease in earnings because the operating costs and expenses are unlikely to decrease proportionately. For example, the period during both the New Year and Chinese Spring Festival holidays generally accounts for a smaller portion of our annual hotel revenues than the other periods, but the expenses do not vary in proportion to changes in occupancy rates and revenues. Major construction work near our hotels or restaurants may also have a negative impact on their business operations. We need to continue to pay rent and salaries, make regular repairs, perform maintenance and renovations and invest in other capital improvements for our leased-and-operated hotels and restaurants throughout the year to maintain their attractiveness. Therefore, the costs and expenses of our leased-and-operated hotels and restaurants may remain constant or increase even if their revenues decline. The operations of our leased-and-operated restaurants located in shopping malls depend on foot traffic in the mall; if there are fewer people in the shopping mall, the restaurant’s operations will be adversely affected. The operation of each leased-and-operated hotel goes through the stages of development, ramp-up and mature operation. Our involvement in the development of such properties presents a number of risks, including construction delays or cost overruns, which may result in increased project costs or forgone revenue. During the development stage, significant pre-opening expenses will be incurred, and at the ramp-up stage, which is usually six months, when the occupancy rate increases gradually, revenues generated by these hotels may be insufficient to cover their operating costs, which are relatively fixed in nature. As a result, most newly opened leased-and-operated hotels may not achieve profitability until they reach mature operations. We also may be unable to recover development costs we incur for projects that are not completed. Any expansion of our leased-and-operated hotel portfolio would incur significant pre-opening expenses during the development stage and relatively low revenues during the ramp-up stage of such newly opened leased-and-operated hotels, of which expenses may have a significant negative impact on our results of operations. Properties that we develop could become less attractive due to market saturation, oversupply or changes in market demand, with the result that we may not be able to recover development costs as we expect, or at all.

We also may acquire or develop owned-and-operated hotels and restaurants on a limited, case-by-case basis to seize unusually attractive business opportunities. Any such owned-and-operated hotels and restaurants will be subject to risks similar to those of our leased-and-operated hotels and restaurants. Such owned-and-operated hotels and restaurants will also be subject to depreciation in the value paid by us for the underlying hotel or restaurant property, which usually is influenced by macroeconomic and local political and economic factors.

In certain circumstances, we have needed to liquidate certain of our PRC subsidiaries and branches which previously operated leased-and-operated hotels and restaurants, upon the completion of conversion or closure of hotels or restaurants. In liquidating such subsidiaries and branches, we need to complete various deregistration procedures, which may be time-consuming and therefore we cannot assure you that such subsidiaries and branches can be deregistered in a timely manner. In the future, we may need to liquidate more subsidiaries and branches which have ceased to operate leased-and-operated hotels and restaurants.

The legal rights of our franchisees and us to use certain leased properties could be challenged by property owners or other third parties, which could prevent our franchisees or us from operating the affected hotels and restaurants or increase the costs associated with operating these hotels and restaurants.

For most of our franchised-and-managed hotels and restaurants and all but three of our leased-and-operated hotels and restaurants, we and our franchisees do not hold property ownership with respect to the premises under which those hotels and restaurants are operated. Instead, we and our franchisees rely on leases or contracted management arrangements with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2023, 32 of the ultimate owners of the properties of our leased-and-operated hotels or restaurants failed to provide us with the relevant title certificates. As to these 76 ultimate owners, if they have not obtained and provided such title certificates because the relevant properties were constructed by such ultimate owners without having obtained or in violation of a construction project planning permit, our of such properties may be challenged or even invalidated by a government authority or relevant dispute resolution institution. Meanwhile, the property title certificates for the premises on which approximately half of our leased-and-managed hotels or restaurants are located have a different designated use from the actual usage of those properties, and our lease of such properties may be challenged by relevant government authorities and subject us to cessation of operations or fines in an amount of up to RMB30,000 for each property or approximately RMB480,000 in aggregate. If the property owners’ title and the legal rights of our franchisees and us to the leases of such properties are successfully challenged by a government authority or dispute resolution institution as mentioned above, the development or operations of our hotels and restaurants on such properties could be adversely affected.

In addition, we and our franchisees are subject to the risks of potential disputes with property owners or our immediate lessors and to forced closure of hotels and restaurants by the government. Such disputes and forced closures, whether resolved in the favor of our franchisees and us, may divert management attention of our franchisees and us, harm our reputation or otherwise disrupt and adversely affect our business.

Where immediate lessors are not the ultimate owners of hotel or restaurant properties operated by our franchisees and us, in some instances, no consent was obtained from the owners to sublease the hotel or restaurant properties to our franchisees or us. A property owner’s failure to duly obtain the title to the property or a sub-lessor’s failure to receive any necessary approvals from the ultimate owner or the primary leaseholder, as applicable, could potentially invalidate the underlying lease or result in the renegotiation of such lease which may lead to less favorable terms. Some of the properties we or our franchisees lease from third parties were subject to mortgages at the time the leases were signed. In such circumstances and where consent to the lease was not obtained from the mortgage holder, the lease may not be binding on the transferee of the property if the mortgage holders foreclose on the mortgage and transfer the property, which could in turn materially and adversely affect the ability of our franchisees and us to operate the hotel or restaurant facility located on such property. In the past, although our operations have not been disrupted simply due to the lack of title certificates or consent from the owners, such events could occur in the future.

We also sublease the property parts we do not use to third parties and in some instances where we have closed or converted our leased-and-operated hotels and restaurants, we may also need to sublease the whole properties we leased for such hotels and restaurants to third parties to save costs if our landlords do not agree to early terminate our lease. In some instances, no written consent was obtained from our landlords to sublease such property parts or the whole property to third parties. Our failure to receive any necessary approvals from our landlords could potentially invalidate the underlying lease or result in our default under such subleases, which may in turn affect our business. In addition, if our sub-lessees are not able to pay us rent in a timely manner or at all, we are obligated to pay the rent to our landlords on our own account. If we fail to pay such rent, we may be required by our landlords to terminate the sublease arrangements and compensate their losses, if any, which may adversely affect our result of operations and our financial condition.

The leases of our franchisees and us could be terminated early, we and our franchisees may not be able to renew the existing leases on commercially reasonable terms and the rents paid by us or our franchisees could increase substantially, which could materially and adversely affect our operations.

The terms of leases for our franchised-and-managed hotels and restaurants and leased-and-operated hotels and restaurants typically provide, among other things, that the lease could be terminated under certain legal or factual conditions. If any such lease were terminated early, operations of the related hotel or restaurant property may be interrupted or discontinued and costs may be incurred by us or our franchisees to relocate to another location. Furthermore, we may be liable to our lessors, guests, franchisees and other vendors and may be required to pay losses and damages due to our default under relevant contracts. As a result, our business, results of operations and financial condition could be materially and adversely affected.

Although we intend to coordinate with our franchisees to renew existing leases of our franchised-and-managed hotels and restaurants, and to renew existing leases of certain of our leased-and-operated hotels and restaurants, there can be no assurance that we and our franchisees will be able to renew such leases and maintain current hotel and restaurant operations on satisfactory terms, or at all. In particular, we and our franchisees may experience increased rent payments and increased operating cost in connection with renegotiating leases; this is especially true for our restaurants, whose lease terms are generally shorter in duration than those for our hotels, their leases need to be renegotiated more often, and their leases may be terminated early. If we and our franchisees fail to maintain current hotel and restaurant operations on satisfactory terms upon expiration of the leases, the respective operating costs of our company and our franchisees may increase, the ability of our franchisees to pay their franchise fees may decline, and overall profits generated from hotel and restaurant operations may decrease. If we and our franchisees are unable to pass on increased costs to our guests through room rate increases, the operating margins and earnings of our company and our franchisees could decrease and our results of operations could be materially and adversely affected.

If we are unable to compete successfully, our business, financial condition and results of operations may be harmed.

The hospitality and restaurant industries in China are highly competitive. Competition in the industry is primarily based on convenience of location, geographic coverage, service quality, room rates, quality of accommodation, brand name recognition, range of services and guest amenities. We compete primarily with branded chain hotels and restaurants as well as regional and local hotels and restaurants. As for hotels, we also compete with four- and five- star hotels, as we offer rooms with standards comparable to many of those hotels while maintaining competitive pricing. Furthermore, we compete with other hotels for guests in each market segment in which we operate, as our typical business and leisure traveler guests may change their travel, spending and consumption patterns and choose to stay in hotels in different markets. New and existing competitors may offer competitive rates, greater convenience, services or amenities or superior facilities, which could attract guests away from our hotels, resulting in a decrease in occupancy and average daily rates for our hotels. In addition, competition among franchised hotels is intense in attracting potential franchisees and retaining existing franchisees. We believe that hotel operators choose hospitality franchisors based on primarily the value and quality of a franchisor’s brand, reputation and service and the extent to which affiliation with that franchisor may increase the franchisee’s hotel occupancy rates and profitability. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition. As for restaurants, our high-end restaurants offer comprehensive menus of food and beverage items at competitive and affordable prices. We compete with independent and street-side restaurants, providing a comfortable dining environment with faster service, and more hygienic ingredients. We must continuously adapt our restaurants to their local market environments and the tastes of local customers, and regularly update dishes accordingly. New and existing competitors may offer more competitive or affordable prices, new dishes, better services, and more spacious dining environments to attract our guests, thus adversely affecting our restaurants' average daily tickets and average checks. We also need to compete with other restaurant chain businesses in China for franchisees. If our restaurant brands, reputation, profitability and ingredient prices are not sufficiently attractive, we may be unable to attract potential franchisees and retain existing franchisees.

We may not be able to successfully attract new franchisees and compete for franchise agreements and, as a result, we may not be able to achieve our planned growth.

Our growth strategy includes expanding through franchised-and-managed hotels and restaurants by entering into franchise agreements with our franchisees. We believe that our ability to attract new franchisees and compete for franchise agreements with them depends primarily on our brand recognition and reputation, the results of our overall operations in general and the success of our current franchised-and-managed hotels and restaurants. Other competitive factors for franchise agreements include marketing support, membership program, efficiency of our central reservation system, our ability to provide systems and support to assist franchisees to operate their hotels and restaurants cost-effectively. The terms of any new franchise agreements that we obtain also depend on the terms that our competitors offer for those agreements. In addition, if the availability of suitable locations for new properties decreases, or governmental planning or other local regulations change, the supply of suitable properties for additional franchised-and-managed hotels and restaurants could diminish. If the performance of our franchised-and-managed hotels and restaurants is less successful than that of our competitors’ hotels and restaurants or if we are unable to offer terms as favorable as those offered by our competitors, we may not be able to compete effectively for new franchise agreements and we may not be able to attract as many new franchisees as we expect. As a result, we may not be able to achieve our planned growth and our business and results of operations may be materially and adversely affected.

We may terminate our leases early for certain reasons and any failure by us to terminate a lease for cause may subject us to payment of liquidated damages.

Our leases typically allow us to terminate the lease early under limited circumstances, and in some instances, our leases contain a term which requires us to pay the contingent rent for our wrongful early termination of such agreements. In the past, we have early terminated some leases of hotel and restaurant properties and closed our leased-and-operated hotels and restaurants underlying such leased properties, and disputes arose between us and our landlords whereby we were demanded to pay the contingent rents and liquidated damages. If such disputes occur in the future, and are resolved in favor of our landlords, we may need to pay losses and damages to the landlords and as a result, our business, results of operations and financial condition could be materially and adversely affected.

Our growth depends on our ability to increase revenues generated by our existing hotels and restaurants.

While sales growth will depend in part on our plans for new hotel and restaurant openings, deeper penetration into existing and new geographic markets and increased sales at our existing hotels and restaurants will also affect our sales growth and will continue to be critical factors affecting our revenue and profit. Our ability to increase the revenues generated by our hotels and restaurants depends in part on our ability to successfully implement our growth strategy and related initiatives. Our ability to penetrate further into the existing geographic markets where we already have a presence depends in part on our ability to successfully market ourselves and to maintain and increase sales to our existing members, including individual members and corporate members and attract more members to our membership program. We may not be able to achieve our targeted sales growth at our existing hotels and restaurants, and sales at existing hotels and restaurants could decrease. In addition, we may not be able to achieve our targeted level of expansion within existing and new geographic markets. The occurrence of any of such events may have a material adverse effect on our business, financial condition and results of operations.

Our growth depends on our ability to grow the number of hotels and restaurants in operation.

Our growth depends on our ability to open and profitably operate new hotels and restaurants under both franchised-and-managed model and leased-and-operated model. In 2021, 2022 and 2023, we opened 693, 287 and 414 new franchised-and-managed hotels, respectively. In 2021, 2022 and 2023, we opened 29, eight and seven new leased-and-operated hotels, respectively. For the catering part, in 2023, we opened four new franchised-and-managed restaurants and 35 new leased-and-operated restaurants. In 2023, we closed 82 L&O restaurants for strategic purpose. We plan to increase the number of our hotels and restaurants in the future. We may not be successful in identifying and leasing or franchising additional hotel and restaurants properties at desirable locations and on commercially reasonable terms or at all. In more developed cities, it may be difficult to increase the number of hotels and restaurants because we or our competitors may already have operations in such cities. In less developed cities, demand for our hotels and restaurants may not increase as rapidly as we expect. We also may incur substantial costs in connection with evaluating hotel and restaurant properties and negotiating with property owners, including ones that we are subsequently unable to lease or franchise.

The growth in the number of hotels and restaurants is subject to numerous risks, many of which are beyond our control. Among other risks, the following factors affect our ability to open and operate additional hotels and restaurants profitably and achieve growth in the number of our hotels and restaurants:

●	the availability and cost of suitable hotel and restaurant locations;
●	the availability and cost of capital to fund construction or conversion;
●	cost-effective and timely construction of hotels and restaurants (which construction can be delayed due to, among other reasons, labor and materials availability, labor disputes, local zoning and licensing matters, and weather conditions);
●	the ability of our company and our franchisees to secure required governmental permits;
●	the availability of qualified hotel and restaurant management staff and other personnel;
●	our ability to enhance our reservation, operational and service delivery systems to support additional franchisees in a timely and cost-effective manner;
●	our ability to effectively and efficiently implement our development plan;
●	our ability to introduce our brands into new markets, any failure of which may adversely impact potential property owners’ or franchisees’ acceptance of and confidence in us; and
●	our ability to attract new qualified franchisees and to retain existing franchisees.

We may not be able to manage our expected growth, which could adversely affect our results of operations.

We have experienced substantial growth since our inception. We have increased the number of our total hotels in operation in China from eight as of December 31, 2005 to 4,238 as of December 31, 2023, and completed our acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China, in 2023. We intend to focus on developing additional franchised-and-managed hotels and restaurants in different geographic locations in China and internationally, as well as growing through mergers, acquisitions and strategic alliances. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological, financial and other resources. There can be no assurance that we will be able to effectively manage our growth. If our growth initiatives fail, and if we fail to integrate new alliances, merged entities or acquired targets into our network, our businesses and prospects may be materially and adversely affected.

Our planned expansion will also require us to maintain the consistency of our brands and the quality of our services to ensure that our brands do not suffer as a result of any deviations, whether actual or perceived. In order to manage and support our growth, we must improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain qualified hotel and restaurant managerial personnel as well as other administrative and sales and marketing personnel, particularly as we expand into new markets.

We cannot assure you that we will be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel and integrate new franchised-and-managed hotels and restaurants into our operations, whether they are organically developed or strategically acquired. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business, financial condition and results of operations.

Acquisitions, financial investment or strategic investment may have an adverse effect on our ability to manage our business and harm our results of operations and financial condition.

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, in 2018, we acquired the majority of the equity interests in several hotel operating entities. In 2019, we acquired several properties for strategic development purpose. In 2020, we acquired all the hotel assets from a hotel management company located in Guangxi, and thereafter opened one leased-and-operated hotel under “GreenTree Eastern” brand. In 2021, we have acquired some hotels in some cities where we had limited number of leased-and-operated hotels or we did not have any leased and operated hotels. In 2022, we opened eight leased and operated hotels, all located near transportation hubs, central business districts, or government centers in Shanghai, Chongqing, Hangzhou, Taiyuan, Haikou and Karamay. In 2023, we completed our acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China.

The existing and future acquisitions or investments may expose us to potential risks, including risks associated with unforeseen or hidden liabilities, risks that acquired or invested companies will not achieve anticipated performance levels, diversion of management attention and resources from our existing business, difficulty in integrating the acquired businesses with our existing operational infrastructure, and inability to generate sufficient revenues to offset the costs and expenses of acquisitions or investments. For example, in January 2019, we became a major shareholder of Argyle via an acquisition transaction. The sellers, including Argyle Hotel Management Group (Australia) Pty Ltd and its founder, Mr. Kevin Zhang, failed to achieve the performance targets committed by them and since the middle of 2022 we have been in dispute with the sellers as to fulfillment of the committed performance targets and/or compliance with local laws and regulations, which disputes ultimately resulted in our deconsolidating Argyle from our financial statements starting from June 2022. Such disputes have diverted the attention of our management, caused us to incur expenses and will further cause losses to us. In addition, in March 2021, we entered into a letter of intent with Shanghai Hongyuan Shengshi Investment Development Co., Ltd, or Hongyuan Shengshi, to purchase two properties from Hongyuan Shengshi and we paid to Hongyuan Shengshi an earnest fee of RMB200 million. In December 2022, Hongyuan Shengshi went bankrupt, as a result of which, we will not be able to reclaim the earnest fee in full or at all. As of December 31, 2022, Hongyuan Shengshi has returned a total of RMB22.4 million to us.

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

We plan to open new hotels and restaurants in markets in China as well as internationally where we have little or no operating experience. Those markets may have different regulatory requirements, competitive conditions, consumer preferences and discretionary spending patterns as compared to our existing markets. As a result, any new hotels and restaurants we open in those markets may be less successful than hotels and restaurants in our existing markets. Guests and franchisees in any new market may not be familiar with our brands and we may need more time to build brand awareness in that market through greater investments in advertising and promotional activities than we anticipated. We may find it more difficult in new markets to hire, motivate and keep qualified employees who share our vision, passion and culture. Hotels and restaurants operated in new markets also may have lower average sales or higher operating costs than hotels and restaurants in existing markets. Sales at hotels and restaurants operated in new markets may take longer than expected to ramp up and reach expected sales and profit levels, and may never do so, thereby affecting our overall profitability.

Our financial condition and results of operations may be materially affected if our strategy to diversify our brand portfolio and mix of hospitality offerings is not successfully implemented.

We intend to diversify our brand portfolio and mix of hospitality offerings with existing brands, including GreenTree Eastern, Gem, Gya, Vx, Geli, Deep Sleep, Greentree Inns, GT Alliance, Vatica and Shell to cover market segments from economy to business and mid-to-up-scale.

In addition, the strategy to diversify our mix of hospitality offerings may increase the cash needs of our operations and may distract our management’s attention and energy. If such strategies are not successful, our business, financial condition and results of operations may be materially and adversely affected.

If we fail to maintain our relationships with our individual members and corporate members, our business and growth prospects could be materially and adversely affected.

Historically, we have derived a portion of our revenues from our individual members and from our cooperation arrangements with certain corporate members such as banks, airlines and other large companies. In 2021, 2022 and 2023, we sold approximately 87.1% of our room nights through our direct sales channels. We expect that these individual members and corporate members will contribute to the growth of our business in the near future.

We cannot assure you that our individual members will remain loyal patrons of our hotels and that our corporate members will agree to renew the relevant cooperation agreements upon their expiration, or enter into new agreements with us on substantially similar terms. Our negotiating position with corporate members also is limited, given the competition in China’s hospitality industry. If we fail to enhance or maintain our relationships with our individual members, and the frequency of member stays at our hotels declines as a result, or if our corporate members decline to renew their cooperation agreements or propose new agreements with commercial terms less favorable to us, our business and growth prospects could be materially and adversely affected.

If our franchisees are unable to maintain the condition and appearance of our hotels and restaurants, their business operations may decline.

In order to maintain the condition and appearance of hotels and restaurants in our network, our hotels and restaurants require ongoing renovations and other leasehold improvements, including periodic replacement of broken or used furniture, fixtures and equipment. Such investments and expenditures require ongoing funding and, to the extent our franchisees cannot fund these expenditures from existing cash or cash flow generated from operations, our franchisees must borrow or raise capital through financing. Our franchisees may not be able to access capital and our franchisees may be unwilling to spend available capital when necessary, even if required by the terms of our franchise agreements. If our franchisees continue to operate hotels and restaurants while they are under refurbishment or improvement, there may be instances where refurbishment or improvements would seriously disrupt the business operations of the relevant hotels and restaurants and adversely affect their revenues. If our franchisees do not make needed leasehold investments and improvements, our hotels and restaurants could become less attractive to our potential guests, we could lose market share to our competitors and their business operations may decline. Moreover, disruptions and other risks associated with renovation and improvements could have an adverse effect on our business, financial condition and results of operations.

If the value of our brand portfolio or image diminishes, it could have a material and adverse effect on our business and results of operations.

Our continued success in maintaining and enhancing our brand portfolio and image depends, to a large extent, on the ability of our franchisees and us to satisfy customer needs by maintaining consistently high-quality services across our network of hotels and restaurants, as well as their and our ability to respond to competitive pressures. If we and our franchisees are unable to do so, our business operations may decline. Our business may also be adversely affected if our brands, public image or reputation were to be diminished by the operations of any of our hotels and restaurants, whether due to our franchisees failing to operate hotels and restaurants according to our requirements, unsatisfactory service, accidents or otherwise. Our brand portfolio is integral to our sales and marketing efforts. In addition, the trademark “GreenTree Inn” in the U.S. was registered by a company owned by Mr. Alex S. Xu, our chairman and chief executive officer and currently used by a chain of 18 hotels in the U.S. owned by a company majority owned by Mr. Alex S. Xu. We cannot exert control over any of these hotels in the United States. If these hotels experience any quality issues or are involved in any incidents, despite the fact that our current operations are primarily in China, our reputation can be negatively affected, and the value and image of our brands can diminish. If the value of our brand image is diminished or if our brands do not continue to be attractive to guests and franchisees, our business and results of operations may be materially and adversely affected.

Our results of operations may fluctuate significantly due to seasonality and other factors.

The hospitality and restaurant industry is subject to fluctuations in revenues due to seasonality. The seasonality of our business may cause fluctuations in our quarterly operating results. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than other quarters of the year for the hospitality industry. Summer is the peak season for both hotels and restaurants. Furthermore, our overall results of operations may fluctuate significantly from period to period because of several factors, including the timing of new hotel openings, revenue loss associated with the temporary closure of existing hotels or restaurants for refurbishment, and any losses incurred by our franchisees or us due to hotel or restaurant closures. As a result, our results of operations may fluctuate significantly from period to period and comparison of different periods, or even the same periods during different years, may not be meaningful. Our results for a given fiscal period are not necessarily indicative of results to be expected for any other fiscal period.

Substantial defaults or delays in payment by our franchisees and corporate customers or the deterioration of the financial condition of our franchisees or corporate members may have an adverse effect on our cash flows, working capital, financial condition and results of operations.

Our accounts receivable mainly consist of amounts due from our franchisees and corporate members whose employees are guests in our leased-and-operated hotels and restaurants. Our corporate members may choose to settle with us directly, and we typically require our franchisees to pay various fees pursuant to their franchise agreements with us on a monthly or annual basis. Our franchisees and corporate members may delay their payments beyond the time periods set forth in our agreed credit arrangements. Furthermore, in order to accelerate our expansion, we used our surplus cash to finance the opening of new franchised-and-managed hotels by franchisees who have a proven track record with us. There can be no assurance that our franchisees will always repay us timely once we begin the financing plan. Our liquidity and cash flows from operations may be adversely affected if our accounts receivable cycles or collection periods lengthen or if we encounter a material increase in defaults of payment of our accounts receivable or repayment of the amounts we have lent to our franchisees.

Our operating results are affected by the ability of our franchisees to pay our franchise management fees. An extended period of poor business operations, which may be the result of a variety of factors such as unfavorable economic conditions in China and globally, may adversely affect the operating results and financial condition of our franchisees. These negative operating conditions could result in the financial failure of our franchisees and result in the delayed payment of franchise management fees or other revenues derived from our franchised-and-managed hotels and restaurants or the termination of their franchise agreements. As a result, our business, prospects and results of operations may be adversely affected.

Failure to retain our senior management could harm our business.

We place substantial reliance on the hospitality, restaurant and other consumer-service industry experience and the institutional knowledge of members of our senior management team. Mr. Alex S. Xu, our founder, chairman and chief executive officer, is particularly important to our future success due to his substantial experience in the property development, hospitality and other consumer service industries. We do not carry key person insurance on any members of our senior management team. The loss of the services of one or more of these members of our senior management team due to their departure or otherwise could hinder our ability to effectively manage our business and implement our growth strategies. Finding suitable replacements for Mr. Alex S. Xu or other members of our senior management team could be difficult, and competition for such personnel of similar experience is intense. If we lose their services, our business may be adversely affected.

If we or our franchisees are not able to hire, train and retain qualified managerial and other employees, our brand and our business may be materially and adversely affected.

Our managerial and other employees manage our hotels and restaurants and interact with our guests on a daily basis. They are critical to maintaining the quality and consistency of our services as well as our established brand and reputation. It is important for our franchisees and us to attract qualified managerial and other employees who have experience in hospitality, restaurant or other consumer-service industries and are committed to high levels of service. There may be a limited supply of such qualified individuals in the cities in China where we and our franchisees have operations or where we intend to expand. In addition, it is difficult to ascertain and evaluate intangible criteria of candidates, and whether they will share our vision, dedication, passion and culture, during the recruitment process. We and our franchisees must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistently high-quality services across our hotels and restaurants in various geographic locations. Regular training needs to be provided to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our hotel and restaurant operations and can meet our demand for quality services. We and our franchisees also need to offer opportunities for development and career advancement in order to retain qualified managerial and other hotel and restaurant staff. If we or our franchisees fail to do so, the quality of our services may decrease in one or more of the markets where the hotels and restaurants in our network are located, which in turn, may have a material and adverse effect on our brand and our business.

Interruption or failure of our information and operational systems could impair our ability to effectively provide our services, which could damage our reputation.

Our ability to provide consistent quality services throughout our network of hotels and restaurants depends on the operation of our proprietary information and operational systems, including our central reservation, management, data analysis and inter-department support systems. Any damage to or failure of our systems could interrupt our service. Our systems are vulnerable to damage or interruption as a result of power loss, telecommunications failures, computer viruses, fires, floods, earthquakes, interruptions in access to our toll-free numbers, hacking or other attempts to harm our systems, and similar events. Our servers, which are maintained in Shanghai, may also be vulnerable to break-ins, sabotage and vandalism. Some of our systems are not fully backed up, and our disaster recovery planning does not account for all possible scenarios. In addition, our systems and technologies may become outdated and we may not be able to replace or introduce upgraded systems as quickly as our competitors or within budgeted costs for such upgrades. If we experience frequent or persistent system failures, our quality of services and our reputation could be harmed. The steps we need to take to increase the reliability and safety of our systems may be costly, which could reduce our operating margins, and may not be successful in reducing the frequency or duration of system failures and service interruptions.

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

Our brand, trade name, trademarks and other intellectual property are critical to our success. The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our brands. As of December 31, 2023, we had a total of 727 trademarks, 74 software registration certificates, and two copyright registered in China. The expiration dates of our trademarks fall between 2023 and 2033. Once the ten-year term of our registered trademarks has expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. If we are unable to renew one or more trademark registrations, our ability to use such trademarks could be impaired, and our business and results of operations could be materially and adversely affected.

Furthermore, the unauthorized reproduction or infringement of our trade name or trademarks or other intellectual property could diminish the value of our brand and its market acceptance, competitive advantage or goodwill. For example, our proprietary operational IT system, which has not been patented, copyrighted or otherwise registered as our intellectual property, is a key component of our competitive advantage and our growth strategy. As of December 31, 2023, we have received 74 software registration certificates for certain of our proprietary information and operational systems including our Central Reservation System (CRS), Property Management System (PMS) and certain other quality control systems. Although we have been granted software registration certificates in respect of some of our proprietary information and operational systems, these systems could be infringed upon by third parties, which may adversely affect our business, financial condition and results of operations. Because the protection of a company’s intellectual property provided under PRC laws and regulations is less than that afforded under United States laws and regulations, the measures we take to protect our brands, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brands, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. For example, in order to protect our brands, in the past we have filed lawsuits against certain hotel operators which had alleged to be our franchised-and-managed hotels but have not entered into any agreements with us.

We could also be subject to claims for infringement, invalidity, or indemnification relating to third parties’ intellectual property rights. Such third-party claims may be time-consuming and costly to defend, divert management attention and resources, or require us to enter into licensing agreements, which may not be available on commercially reasonable terms, or at all.

Our restaurants face risks related to instances of food-borne illnesses and other food safety accidents.

The restaurant business is susceptible to food-borne illnesses and other food safety accidents. We cannot assure you that our internal controls and training will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by third-party food suppliers and distributors outside of our control and the risk of multiple locations being affected rather than a single restaurant. New illnesses resistant to any precautions may develop in the future, or diseases with long incubation periods could arise that could give rise to claims or allegations on a retroactive basis. Reports in the media of instances of food-borne illnesses could, if highly publicized, negatively impact restaurant sales, forcing the closure of some restaurants and affect our customers’ confidence in our hotel business. Furthermore, other illnesses, such as hand, foot and mouth disease or avian influenza, could adversely affect the supply of some of the restaurants’ food products and significantly increase such restaurants’ costs, which may also adversely affect the results of operations of the relevant restaurants.

Accidents or injuries in our hotels and restaurants may adversely affect our reputation and subject us to liability.

There are inherent risks of accidents or injuries in hotels and restaurants. One or more accidents or injuries such as fire accident, slip and fall and accident during property renovation at any of our hotels and restaurants could adversely affect our safety reputation among guests and potential guests, decrease our business operations and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective. If accidents or injuries occur at any of our hotels or restaurants, we may be held liable for costs related to the injuries. Our property and liability insurance policies may not provide adequate coverage and we may be unable to renew our insurance policies or obtain new insurance policies without increases in cost or decreases in coverage levels.

In addition, if any incidents, particularly fire accidents, occur in any of the leased-and-operated hotels and restaurants that do not possess the relevant licenses, permits, title certificate or fire safety inspection certificate, or is located on properties where the actual use and the designated land or property use are inconsistent, there could be substantial negative publicity, thereby triggering large-scale government actions that impact our entire network of hotels and restaurants, which in turn will have a material adverse impact on our business, results of operations and financial condition.

We are subject to risks related to litigation filed by or against us, and adverse litigation results may harm our business and financial condition.

We have been, and may in the future be, a party to litigation and other proceedings filed by or against us, including actions relating to among others property lease, franchise agreements with our franchisees, infringement of our brands, employment-related disputes, personal injury, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. Various disputes in connection with the properties we lease or with the franchise agreements may occur from time to time, which may cause our hotel or restaurant operations to be affected or in the worst-case scenario, to be ceased. For example, as of December 31, 2023 we had 6 pending legal proceedings in connection with the leased hotel properties, and 6 pending legal proceedings in connection with franchised-and-managed hotels. For the catering sector, as of December 31, 2023, there were 13 pending lawsuits. In addition, the research and examinations that we conduct on both the hotel or restaurant properties and the potential franchisees before entering into franchise agreements, may not be sufficient for us to identify all relevant information. As a result, we may be in dispute with our franchisees, which may result in litigation filed by or against us. See “Our Business — Legal Proceedings.”

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

Our lessors’ failure to comply with lease registration and other compliance requirements under PRC law may subject these lessors or us to fines or other penalties that may negatively affect our ability to operate our hotels and restaurants.

As an operator and manager of our leased hotel and restaurant properties, we are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local land and real estate administration bureau. Our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2023, because our lessors failed or were reluctant to provide necessary documents for us to register the leases, 104 lessors of our leased-and-operated hotels and restaurants had not obtained registrations of their leases from the relevant authorities as required despite our repeated requests to these lessors to obtain registrations, as required under our lease agreements with them. In addition, based on the specific land use right certificates and property ownership certificates held by some of our lessors of the leased-and-operated hotels and restaurants, approximately 14 of the hotel properties we own or lease and operate are restricted to industrial and other uses, rather than qualified for hotel or restaurant operational use. The failure of these 14 lessors to register lease agreements as required by law or to ensure that the hotel or restaurant properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties in the amount of up to RMB10,000 for each hotel or restaurant property or approximately RMB620,000 in aggregate, which may negatively affect our ability to operate the hotels and restaurants covered under those leases.

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

For example, during the past three years, approximately 12.9% of our room nights were booked through OTAs., to whom we pay agency fees for such services. If we were to have a dispute with an OTA, the volume of our room inventory booked through such OTA may decline, or the OTA may block reservations of our rooms or remove our hotels from their website entirely, pending resolution of the dispute. As a result, our business and results of operations may be adversely affected.

In addition, our franchisees may suspend or terminate their cooperation with us voluntarily or involuntarily due to various reasons, including disagreement or dispute with us, failure to maintain requisite approvals, licenses or permits or to comply with other governmental regulations, and events beyond our or their control, such as inclement weather, natural disasters, transportation interruptions or labor unrest or shortage. For example, franchisees of our brand may object to or decline to pay franchise fees charged by us. Due to intense competition in China’s hospitality and restaurant industries, our existing franchisees may also discontinue their cooperation with us and work with our competitors instead. We may not be able to promptly replace our franchisees on a timely and cost-effective basis, or at all. As a result of any disruptions associated with our franchisees, our guest satisfaction, brands, reputation, operations and financial performance may be materially and adversely affected.

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

In 2021, 2022 and 2023, approximately 12.9% of our room nights were booked through OTAs to whom we pay commissions for such services. If these intermediaries and consolidators become the primary channel through which our guests make their bookings, they may be able to negotiate higher commissions, reduced room rates, or other significant concessions from us. The operations of these travel intermediaries and consolidators may adversely affect our ability to control the supply and price of our room inventory, which would in turn adversely affect our margins and profitability.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual.

GTI beneficially owns 84.7% of our Class A ordinary shares, 100% of our Class B ordinary shares and 94.0% of the aggregate voting power of our total issued and outstanding share capital. The voting power of our company owned by GTI is indirectly owned by Mr. Alex S. Xu, our founder, chairman and chief executive officer, as he owns 83.9% of voting power of GTI, which entitles Mr. Alex S. Xu to nominate or replace all directors of GTI, and determine how GTI exercises the voting power in our company. As long as GTI or Mr. Alex S. Xu owns at least 50% of the voting power of our company, we will be a “controlled company” as defined under the NYSE Listed Company Manual. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors, although we have no current intention to rely on the controlled company exemption. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes.

Our financial and operating performance may be adversely affected by epidemics, natural disasters and other catastrophes, particularly in locations where we operate a large number of hotels and restaurants. China has in the past experienced significant natural disasters, including earthquakes in Western and Southwestern China, extreme weather conditions, as well as health scares related to epidemic diseases, and any similar event that could materially impact our business in the future. If a disaster or other disruption were to occur in the future that affects the regions where we have or are developing franchised-and-managed or leased-and-operated hotels and restaurants, our operations could be materially and adversely affected due to loss of personnel and damages to property. Even if we are not directly affected, such a disaster or disruption could affect our guests, which could harm our results of operations.

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

Losses caused by epidemics, natural disasters and other catastrophes, including SARS, H1N1, H7N9 influenza, COVID-19, earthquakes or floods, are either uninsurable or too expensive to justify insuring against in China. In the event an uninsured loss or a loss in excess of insured limits occurs, we could lose all or a portion of the capital we have invested in a hotel or restaurant, as well as the anticipated future revenue from the hotel or restaurant. In that event, we might nevertheless remain obligated for any financial obligations related to the hotel or restaurant. Similarly, war (including the potential of war), terrorist activities (including the threat of terrorist activities), social unrest and heightened travel security measures, as well as geopolitical uncertainty and international conflict may affect travel and may in turn affect our business, financial conditions, and results of operations. If our franchised-and-managed hotels and restaurants are affected by these incidents, we might lose our revenue stream from those hotels and restaurants. In addition, we may not be adequately prepared in contingency planning or recovery capability in relation to a major incident or crisis, and as a result, our operational continuity may be adversely affected and our reputation may be harmed.

We have limited insurance coverage.

We carry property insurance that covers the assets that we own at our leased-and-operated hotels and restaurants, but such property insurance does not cover the buildings or any other assets owned by our lessors or the assets of the franchised-and-managed hotels and restaurants. Although we generally require our lessors and our franchisees to purchase customary insurance policies, we cannot guarantee that they will adhere to such requirements. We do not have business disruption insurance coverage for our operations to cover losses that may be caused by natural disasters or catastrophic events, such as SARS or avian flu. Any business disruption or natural disaster may result in our incurring substantial costs and diversion of our resources. In addition, there are inherent risks of accidents or injuries in hotels and restaurants. One or more accidents or injuries at any of our hotels and restaurants could adversely affect our safety reputation among customers and potential customers, decrease their business operations and increase our costs by requiring us to take additional measures to make our safety precautions even more visible and effective. In the future, we may be unable to renew our insurance policies or obtain new insurance policies without increases in cost or decreases in coverage levels. We may also encounter disputes with insurance providers regarding payments of claims that we believe are covered under our policies. If we were held liable for amounts and claims exceeding the limits of our insurance coverage or outside the scope of our insurance coverage, our reputation, our business, results of operations and financial condition may be materially and adversely affected.

We may require additional financing for our business, which may not be available on terms acceptable to us, or at all, or would increase our financial leverage and may be difficult to service.

We may require additional financial resources to support our growth, future development and any investments, including mergers or acquisitions that we may pursue. The amount and timing of such additional financing needs will vary depending on the timing of our new hotel and restaurant openings, investments in converting new leased-and-operated hotels and restaurants and searching and developing relationships with potential franchisees and the amount of cash flow from our operations. If our internal resources are insufficient to satisfy our financing requirements, we may seek additional financing by selling additional equity or debt securities or obtaining a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that may, among other things, potentially restrict our operations or our ability to pay dividends. Servicing such debt obligations could also be burdensome to our operations. If we fail to service our debt obligations or are unable to comply with the relevant debt covenants, we could be in default under the relevant debt obligations and our liquidity and financial conditions may be materially and adversely affected.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

●	investors’ perception of, and demand for, securities of businesses in the PRC hospitality and restaurant industries;
●	conditions of the U.S. and other capital markets in which we may seek to raise funds;
●	our future results of operations, financial condition and cash flows;
●	PRC governmental regulation of foreign investment in the hospitality and restaurant industries in China;
●	economic, political and other conditions in China; and
●	PRC governmental policies relating to foreign currency borrowings.

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

We adopted our 2018 share incentive plan in January 2018, pursuant to which we may grant options to purchase up to 9,000,000 of our Class A ordinary shares. Options granted to our employees generally vest either ratably over the following four years starting after the first/second/third anniversary of date of our initial public offering in the U.S., or 50% on the date of our initial public offering in U.S. and another 50% on December 31, 2019, as applicable; options granted to our directors vested 100% on the first anniversary of the date of our initial public offering in the U.S. As of December 31, 2023, we had outstanding options with respect to 940,500 Class A ordinary shares that have been granted to our employees, directors and consultants under the 2018 share incentive plan. As a result of our grants of awards under the 2018 Plan, we incurred share-based compensation expenses of RMB2.46 million in 2021, RMB-0.06 million in 2022, RMB0.06 million (US$0.01 million) in 2023. We are required to account for share options granted to our employees, directors and consultants in accordance with Codification of Accounting Standards, or ASC 718, “Compensation — Stock Compensation” and ASC 505-50, “Equity, Equity-Based Payments to Non-Employees.” We will continue to incur and recognize additional share-based compensation expenses in the future as we continue to grant share-based incentives. We believe such incentives are necessary for us to be able to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and liquidity position.

A material weakness in our internal control over financial reporting was previously identified. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.

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

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, as we have ceased to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm generally must attest to and report on the effectiveness of our internal control over financial reporting. Our independent registered public accounting firm did not undertake a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses in our internal control over financial reporting because our company is a non-accelerated filer. In the future our management may again conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we became a public company, our reporting obligations have placed and continue to place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. In addition, we may not be able to timely file our periodic reports as a public company under U.S. securities laws, which could limit the amount of information that investors receive about our company in the future and adversely affect the price of our ADSs, our business and our reputation.

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

In March 2023, we completed our acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China, from GTI, our controlling shareholder. See “Item 4. Information on the Company—A. History and Development of the Company—Acquisition of Da Niang Dumplings and Bellagio.” Going forward, we expect to generate a significant portion of our revenues from the restaurant business, which involves risks and uncertainties that differ from our hotel business. Risks and uncertainties related to the restaurant business operated by Da Niang Dumplings and Bellagio include, but are not limited to, the following:

●	if the quality of our dining experience declines, our restaurants may not continue to be successful;
●	we may fail to maintain or enhance recognition and reputation of our brands;
●	we may not be able to maintain and increase the sales and profitability of our existing restaurants;
●	if we cannot obtain desirable restaurant locations or secure renewal of existing leases on commercially reasonable terms, our business, results of operations and financial condition will be adversely affected;
●	food safety and foodborne illness concerns may have an adverse effect on our reputation and business;
●	any significant failure to maintain effective quality assurance systems for our restaurants could have a material adverse effect on our business, reputation, results of operations and financial conditions;
●	any significant liability claims, food contamination complaints from our customers or reports of incidents of food tampering could adversely affect our business, reputation, results of operations and financial condition;
●	increases in the cost of ingredients used in our restaurants may lead to declines in our margins and operating results; and
●	we rely on third parties for supplies and services and any shortage or interruption in supply could slow our growth and reduce our profitability.

Risks Related to Our ADSs

The market price for our ADSs may be volatile.

The market price for our ADSs may be highly volatile and subject to wide fluctuations in response to factors including the following:

●	negative media reports and coverage regarding us or other companies in the hospitality and restaurant industries;
●	regulatory developments in our target markets affecting us, our customers or our competitors;

●	announcements of studies and reports relating to the quality of our solutions or those of our competitors;
●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
●	changes in financial estimates by securities research analysts;
●	conditions in the travel, hospitality and restaurant industries;
●	changes in the economic performance or market valuations of other hospitality or restaurant companies;
●	announcements by us or our competitors of new brands, acquisitions, strategic relationships, joint ventures or capital commitments;
●	addition or departure of our senior management;
●	fluctuations of exchange rates between the RMB and U.S. dollar;
●	potential litigation or administrative investigations;
●	release or expiry of lock-up or other transfer restrictions on our outstanding ADSs or ordinary shares;
●	sales or perceived potential sales of additional ordinary shares or ADSs; and
●	general economic or political conditions in China.

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

Additional sales of our ADSs, or other equity or equity-linked securities in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2023, we had 101,543,521 ordinary shares outstanding including 34,762,909 Class B ordinary shares and 66,780,612 Class A ordinary shares, of which 10,191,312 Class A ordinary shares are represented by ADSs. All Class A ordinary shares represented by ADSs are freely transferable without restriction or additional registration under the Securities Act. The 34,762,909 Class B ordinary shares and 56,589,300 Class A ordinary shares held by our existing shareholders are available for sale, subject to volume and other restrictions as applicable under Rule 144 and 701 under the Securities Act.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.

Our executive officers and directors beneficially own approximately 90.0% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. The concentration of our share ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs.

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

Based on the nature and composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our 2023 taxable year. There is a risk, however, that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or in the value of our assets. In particular, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change and has been volatile. Any decrease in the market value of our ADSs may result in our becoming a PFIC.

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

We will continue to incur increased costs as a result of being a public company, particularly as we have ceased to qualify as an “emerging growth company.”

Since the completion of our initial public offering, we have been a public company and expect to incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. As of December 31, 2023, being the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the Securities Act, we have ceased to qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. Our company is no longer eligible for the extended transition period.

We expect these and other rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. We are evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of incurring such costs. As we have ceased to qualify as an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of being a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company makes it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incurred additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three (3) votes per share on all matters subject to vote at general meetings of the Company. Our existing shareholder GTI holds 56,589,300 Class A ordinary shares and all 34,762,909 Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting rights attached to shares in these two classes, GTI owns approximately 94.0% of the total voting power of our issued and outstanding ordinary shares. Mr. Alex S. Xu, our founder, chairman and chief executive officer, by virtue of this 83.9% voting power of GTI, which entitles Mr. Alex S. Xu to nominate or replace all directors of GTI, and determine how GTI exercises the voting power in our company, is considered to beneficially own the shares held by GTI. As a result, Mr. Alex S. Xu has significant voting rights over matters requiring shareholders’ approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

GreenTree Hospitality Group Ltd., or GreenTree Hospitality, was incorporated in October 2017 as a wholly-owned subsidiary of GTI. In November 2017, GreenTree Hospitality issued 48,635,251 Class A ordinary shares and 42,716,957 Class B ordinary shares to GTI in exchange for the entire share capital of GreenTree Samoa then held by GTI. On March 11, 2018, we redesignated 7,954,048 of our Class B ordinary shares as Class A ordinary shares. As of December 31, 2023, 84.7% of our Class A ordinary shares and 100% of our Class B ordinary shares are owned by GTI, our parent company.

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

Acquisition of Da Niang Dumplings and Bellagio

In May 2022, we entered into a definitive agreement to acquire Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China, from GTI, our controlling shareholder. In March 2023, we closed and completed the acquisition of Da Niang Dumplings and Bellagio from GTI. GTI and its subsidiaries fully repaid all outstanding loan payables due to us and our subsidiaries through offset against the purchase price paid by us, on a consolidated basis. The final transaction was completed pursuant to the terms of the agreement, and Da Niang Dumplings and Bellagio have been transferred from GTI to us.

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

Hotel Business

We have the strong direct sales channels coupled with an established membership program. We achieved more than 95.0% of franchised-and-managed hotels in our hotel network as early as 2013, and currently operate with 98.5% of franchised-and-managed hotels in our network. Our pure play franchised model allows us to expand rapidly in an asset-light manner and have brought us substantial financial performance in terms of profitability, return on investments and success to our franchisees.

As of December 31, 2023, our nationwide hotel network consisted of 4,238 hotels with 309,495 rooms in China, covering all four centrally-administrated municipalities and 360 cities throughout all 31 provinces and autonomous regions in China, as well as an additional 963 hotels that were contracted for or under development. We operate one of the fastest growing hotel networks in China – from 2012 to 2023, we grew from 792 to 4,238 hotels at a CAGR of 16.5%. Rooted in China’s hospitality market with the largest addressable market, we are well positioned as a market leader to capture the robust momentum in China’s economic growth and growing consumer demand for value-for-money options. Our strong presence in China’s thriving Tier 3 and lower cities also presents substantial expansion opportunities for a market leader like us to capture the growth opportunities in China’s booming hospitality industry and further enhance our profitability.

Brands have paved the way for our continuous success. We have built a strong suite of well-recognized and diversified brands, each with unique attributes and strengths to appeal to different consumer segments and franchisee needs, enabling us to capture a wide spectrum of market opportunities. We started as an operator of mid-scale market brands – our first and flagship brand, GreenTree Inns, caters to the needs of value-conscious business travelers and leisure travelers. Over the past 19 years, GreenTree Inns has grown into a beloved Chinese household name that is synonymous with comfort, high quality and affordability. Through organic development and acquisitions, we have since successfully rolled out a number of brands in the business, mid-to-up-scale and economy to mid-scale market segments to capture the growth opportunities along the industry value chain. Today, our brand portfolio has grown to comprise more than 11 brands, including (i) mid-to-up-scale brands including GreenTree Eastern founded in 2012, Gem, Gya and Vx brands founded in 2017, Deep Sleep Hotel, which was adopted from one of our franchisees in 2018, (ii) mid brands including GreenTree Inns founded in 2004, GT Alliance founded in 2008, Vatica founded in 2013, GreenTree Apartment founded in 2018, Geli founded in 2021; and (iii) economy brands including Shell founded in 2016.

Over the years, we have successfully forged an all-win ecosystem for our franchisees, guests and employees through a highly effective and scalable franchise management system, a set of strong direct sales channels coupled with an established membership program and a suite of state-of-the-art technologies and tools optimizing hotel operations and enhancing guest experiences.

●	A highly effective and scalable franchise management system, which empowers our franchisees and enables us to grow rapidly. This system effectively manages the full life cycle of a franchised hotel with a high degree of standardization, and ensures quality service to be consistently delivered to our guests. Through our franchise management system, we guide and hand-hold our franchisees every step of the process, starting from new project initiation and planning, site selection, decoration, procurement, hotel opening preparation, daily operation, quality inspection to hotel closure. Our strong and supportive franchise system enables our franchisees to generate highly attractive investment returns, which we believe is both a strong attraction for potential franchisees and a strong incentive for existing franchisees to open multiple hotels.
●	Strong direct sales channels coupled with an established membership program. We have successfully built up a set of strong direct sales channels, and are able to sell a predominant proportion of our room night through our strong direct sales channels comprising our website, mobile apps, WeChat mini-program and reservation functions embedded in a number of popular apps. During the past three years, we sold approximately 87.1% of our room nights through our direct sales channels, while OTAs contributed approximately 12.9% of our room nights. We have also accumulated a vast base of loyal individual members and corporate members. Our loyal individual members increased with a CAGR of approximately 35.4 % from approximately 1.8 million members as of December 31, 2010. As of December 31, 2023, we had approximately 2.1 million corporate members and 90.5 million individual members, who have registered with us and enjoy a range of different benefits, including discounts on room rates and priority in making hotel reservations. In 2021, 2022 and 2023, our corporate members and loyal members booked 72.9%, 75.2% and 72.0% respectively, of room nights in our hotel network. Our strong direct sales channels, coupled with an established membership program, effectively deliver large volumes of guests with reduced sales and marketing expenses and enhance customer loyalty.
●	A suite of state-of-the-art technologies and tools. We have developed an industry-leading, proprietary technology infrastructure that optimizes franchisee operations, enhances customer experience, increases our management efficiency, and supports our fast growth. We have developed a series of tools/technologies to improve the efficiency of our internal operations, to support franchisee/hotel level operations, and to improve guest satisfaction from booking until check-out.

Our Hotel Network

We provide guests at each of our different brands of hotels with conveniently-located, clean, comfortable and quality accommodations at competitive prices. We cater primarily to the needs of value- and quality-conscious business travelers and leisure travelers.

As of December 31, 2023, our overall hotel network consisted of 4,238 hotels with 309,495 rooms in operation covering 360 cities in China, and an additional 963 hotels with 66,535 rooms that were contracted for or under development. Out of those 963 hotels, 636 hotels were contracted for, and the remaining 327 hotels were under development.

The following map depicts the geographic coverage of our hotel network as of December 31, 2023.

We expand into a new city if it meets our selection criteria, especially potential for economic growth, geographic location and affordability of long-term rent. Firstly, as a result of one of our strategies to build a dense network of hotels in the most affluent regions in China with high growth potential, 44.4% of our hotels were located in the Greater Yangtze River Delta region, while 9.6% of our hotels were located in Beijing/Tianjin/Hebei province as of December 31, 2023. Within these regions, we select locations to achieve a balanced rental rate and RevPAR, thereby ensuring attractive returns for our franchisees. Secondly, we continuously penetrated into Tier 3 and lower cities to capture the robust growth and growing consumer demand. As of December 31, 2023, 396 of our 4,238 hotels were located in Tier 1 cities (9.4%), 883 in Tier 2 cities (20.8%) and 2,959 in other cities (69.8%). Furthermore, we will accelerate our expansion into the mid-scale to business and mid-to-up-scale markets in central China, southeast China and southwest China. We will put additional effort and build up flagship hotels in Tier 1 and Tier 2 cities with strategic positions around transportation hubs, central business districts, or government centers.

The following table sets forth a breakdown by geographic locations of our hotels as of December 31, 2023.

			Contracted
			for or under
			Development	Contracted
	Franchised-	Leased-and-	Franchised-	Leased-and-
	and-managed	operated	and- managed	Operated
City	Hotels	Hotels	Hotels	Hotels	Total
Shanghai Municipality and 61 cities in Jiangsu, Zhejiang and Anhui Provinces	1,851	30	314	2	2,197
Beijing, Tianjin Municipalities and Hebei Province	404	4	88	—	496
Other cities	1,918	31	557	2	2,508
Total	4,173	65	959	4	5,201

The following table sets forth a breakdown of locations of our hotels by Tier 1, Tier 2, Tier 3 and lower cities as of December 31, 2023.

			Contracted
			for or under
			Development	Contracted
	Franchised-	Leased-and-	Franchised-	Leased-and-
	and-managed	operated	and- managed	Operated
City	Hotels	Hotels	Hotels	Hotels	Total
Tier 1 cities	375	21	31	—	427
Tier 2 cities	852	31	223	2	1,108
Tier 3 and lower cities	2,946	13	705	2	3,666
Total	4,173	65	959	4	5,201

The following table sets forth a breakdown of the number of our hotels in operation by operational model as of December 31, 2023.

		Number of	Number of	Average
	Total	Hotels Opened	Hotels Opened	Number of	Typical
	Number of	for Over Six	for Less than	Rooms per	Lease/Franchise
	Hotels	Months	Six Months	Hotel	Term
Franchised-and-managed hotels
GreenTree Eastern	218	197	21	103	10 – 20 years
Gem	66	48	18	87	10 – 20 years
Gya	68	64	4	82	10 – 20 years
Vx	86	82	4	85	10 – 20 years
Deep Sleep Hotel (无眠酒店)	4	4	—	71	10 – 20 years
GreenTree Inn	2,253	2,170	83	81	10 – 20 years
GT Alliance	560	523	37	71	10 – 20 years
GreenTree Apartment	19	18	1	63	10 – 20 years
Vatica	110	103	7	71	10 – 20 years
Shell	789	730	59	43	5 years
Leased-and-operated hotels
GreenTree Eastern	15	14	1	151	10 – 20 years
Gem	5	5	—	108	10 – 20 years
Gya	3	3	—	106	10 – 20 years
Vx	6	6	—	123	10 – 20 years
Deep Sleep Hotel (无眠酒店)	3	3	—	83	10 – 20 years
GreenTree Inn	24	24	—	129	10 – 20 years
GT Alliance	8	8	—	81	10 – 20 years
GreenTree Apartment	1	1	—	107	10 – 20 years

Franchised-and-managed hotels. As of December 31, 2023, we had 4,173 franchised-and-managed hotels, accounting for 98.5% of all of our hotels in operation. For our franchised-and-managed hotels, we license our relevant brand to property owners, lessors or existing hotel operators who become our franchisees, and we give the franchisees the right to use our brand name, logo, operating manuals and procedures. We generate revenue from collecting an initial franchise fee and a percentage of revenue in each period without franchisees’ loss. Hotels under the franchised-and-managed business model will be converted in accordance with our brand standard, including conforming the hotel property to the standard design and layout of the corresponding brand offering under our supervision, becoming integrated into our central reservation system and hotel management IT system, being staffed with well-trained general managers and other managerial personnel and being included in our consumable goods procurement system. This conversion progress ensures our ability to provide services of consistent quality to our hotel guests.

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

Leased-and-operated Hotels. As of December 31, 2023, we had 65 leased-and-operated hotels, accounting for 1.5% of all of our hotels then in operation. For all but four of our leased-and-operated hotels, we lease properties from property owners or lessors and we are responsible for all costs of construction, ongoing maintenance and repairs in connection with converting the property to conform to the standards of our brands and all hotel operating expenses. Rent is generally paid on a quarterly or semiannual basis. Our typical lease term ranges from 10 to 20 years with an initial three- to six-month rent-free period. Upon a lease’s expiry, we generally have the right to remove and dispose of any removable facilities, equipment and appliances, while leasehold improvements and fixtures will be kept by the real estate owner or lessor. Our leases typically contain a penalty for early termination that is equal to double the daily rent times the number of days remaining on the lease. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of the subject property, in which case we have a preemptive right to purchase the property on conditions and terms equivalent to those being offered by the lessor.

Hotel Performance

The following table presents certain selected operating data as of and for the dates and periods indicated. Our revenues have been and will continue to be significantly affected by these operating measures which are widely used in the hospitality industry.

	As of December 31,
	2021	2022	2023
Total hotels in operation:
Franchised-and-managed hotels	4,593	3,998	4,173
Argyle	33	—	—
GreenTree Eastern	196	204	218
Gem	43	48	66
Gya	59	64	68
Vx	74	79	86
Deep Sleep Hotel	4	4	4
Ausotel	16	—	—
Urban Garden and others*	99	—	—
GreenTree Inns	2,145	2,261	2,253
GT Alliance	506	529	560
GreenTree Apartment	15	18	19
Vatica	112	111	110
City 118 Selected and others*	120	—	—
Shell	650	680	789
City 118 and others*	521	—	—
Leased-and-operated hotels	66	61	65
GreenTree Eastern	8	9	15
Gem	3	5	5
Gya	3	4	3
Vx	5	6	6
Deep Sleep Hotel	2	3	3
Ausotel	2	—	—
Urban Garden and others*	5	—	—
GreenTree Inns	24	24	24
GT Alliance	9	9	8
GreenTree Apartment	1	1	1
City 118 and others*	4	—	—
Total	4,659	4,059	4,238
Total rooms:
Franchised-and-managed hotels	330,089	295,932	302,177
Argyle	6,265.0	—	—
GreenTree Eastern	21,030	21,402	22,451
Gem	3,837	4,212	5,751
Gya	4,984	5,413	5,581
Vx	6,484	6,666	7,304
Deep Sleep Hotel	285	285	285
Ausotel	1,957	—	—
Urban Garden and others*	5,760	—	—
GreenTree Inns	176,340	182,084	178,409
GT Alliance	36,095.0	37,299	39,483
GreenTree Apartment	991	1,155	1,201
Vatica	8,115	8,009	7,805
City 118 Selected and others*	5,886	—	—
Shell	28,196	29,407	33,907
City 118 and others*	23,864	—	—
Leased-and-operated hotels	7,064	6,565	7,318
GreenTree Eastern	1,216	1,352	2,271
Gem	132	541	541
Gya	336	398	318
VX	318	737	737
Deep Sleep Hotel	537	249	249
Ausotel	537	—	—
Urban Garden and others*	280	—	—
GreenTree Inns	510	2,449	2,444
GT Alliance	707	732	651
GreenTree Apartment	107	107	107
City 118 and others*	412	—	—
Total	337,153	302,497	309,495

.	For the Year Ended December 31,
	2021	2022	2023
Occupancy rate (as a percentage)(1)
Franchised-and-managed hotels	71.3%	63.8%	75.9%
Argyle	37.7%	—%	—%
GreenTree Eastern	69.2%	63.0%	71.8%
Gem	64.0%	59.8%	66.0%
Gya	71.0%	63.2%	72.8%
Vx	67.9%	61.9%	74.8%
Deep Sleep Hotel	55.1%	62.4%	76.1%
Ausotel	48.6%	—%	—%
Urban Garden and others*	54.8%	48.5%	—%
GreenTree Inns	76.4%	67.0%	78.1%
GT Alliance	70.0%	62.9%	71.7%
GreenTree Apartment	48.4%	40.6%	33.0%
Vatica	73.5%	65.4%	74.9%
City 118 Selected and others*	58.2%	44.8%	—%
Shell	74.8%	66.9%	71.4%
City 118 and others*	48.8%	41.6%	—%
Leased-and-operated hotels	63.4%	58.4%	70.9%
GreenTree Eastern	53.3%	55.4%	69.6%
Gem	66.9%	58.8%	60.8%
Gya	66.3%	63.9%	65.8%
Vx	62.1%	61.7%	64.9%
Deep Sleep Hotel	61.7%	63.9%	76.3%
Ausotel	58.6%	—%	—%
Urban Garden and others*	52.0%	50.8%	—%
GreenTree Inns	70.9%	61.5%	76.7%
GT Alliance	66.1%	51.8%	69.8%
GreenTree Apartment	89.5%	59.4%	68.6%
City 118 and others*	51.2%	51.2%	—%
Total hotels in operation	71.1%	63.7%	75.8%

Average daily rate (in RMB)
Franchised-and-managed hotels	163	157	178
Argyle	278	—	—
GreenTree Eastern	209	208	231
Gem	192	191	210
Gya	203	195	215
Vx	190	186	204
Deep Sleep Hotel	225	202	267
Ausotel	322	—	—
Urban Garden and others*	165	162	—
GreenTree Inns	163	158	176
GT Alliance	146	151	179
GreenTree Apartment	127	97	135
Vatica	153	147	158
City 118 Selected and others*	139	130	—
Shell	137	131	144
City 118 and others*	128	123	—
Leased-and-operated hotels	213	219	250
GreenTree Eastern	247	229	285
Gem	245	250	311
Gya	262	362	284
Vx	272	246	264
Deep Sleep Hotel	272	244	263
Ausotel	225	—	—
Urban Garden and others*	264	212	—
GreenTree Inns	223	196	229
GT Alliance	189	161	201
GreenTree Apartment	113	113	73
City 118 and others*	141	154	—
Total hotels in operation	164	159	180

RevPAR (in RMB)
Franchised-and-managed hotels	116	100	135
Argyle	105	—	—
GreenTree Eastern	145	131	166
Gem	123	114	138
Gya	144	123	156
Vx	129	115	153
Deep Sleep Hotel	124	126	203
Ausotel	157	—	—
Urban Garden and others*	91	79	—
GreenTree Inns	125	106	138
GT Alliance	102	95	128
GreenTree Apartment	62	39	44
Vatica	112	96	118
City 118 Selected and others*	81	58	—
Shell	103	88	103
City 118 and others*	63	51	—
Leased-and-operated hotels	135	128	177
GreenTree Eastern	131	127	198
Gem	164	147	189
Gya	173	231	187
Vx	169	152	171
Deep Sleep Hotel	139	156	201
Ausotel	155	—	—
Urban Garden and others*	116	108	—
GreenTree Inns	137	120	175
GT Alliance	125	83	140
GreenTree Apartment	101	67	50
City 118 and others*	72	69	—
Total hotels in operation	116	101	137
(1)	Based on number of available rooms.

Our Brands

			Number of hotels
			contracted for
		Number of hotels	or under
		in operation	development
		as of	as of
		December 31,	December 31,
	Brands	2023	2023
Business to Mid-to-up-scale	GreenTree Eastern	233	104
	Gem, Gya and Vx	234	149
	Deep Sleep Hotel	7	4
Mid-scale	GreenTree Inns	2,277	346
	GT Alliance	568	120
	GreenTree Apartment	20	31
	Vatica	110	15
Economy	Shell	789	194
Total		4,238	963

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

GreenTree Apartment. Founded in 2018, our GreenTree Apartment is committed to providing medium and long term apartment rental service for new urbanites, and expanding into the market with mid-scale economic products.

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

Different tiers of membership offer different benefits. Individual members and corporate members enjoy a range of different benefits, including discounts on room rates, priority in making hotel reservations, and they accumulate membership points for their paid stays. Membership points can be redeemed for membership upgrades, room night awards and other gifts and products. The estimated incremental costs to provide gifts, membership upgrades and room night awards are accrued and recorded as selling and marketing expenses in our financial statements.

As individual members and corporate members redeem awards or their entitlements expire, the provision is reduced correspondingly. We record estimated liabilities for points that are expected to be redeemed in the future, by estimating points that will be forfeited based on historical data.

We have accumulated a strong base of loyal hotel guests, including over 2.1 million corporate members and approximately 90.5 million individual members as of December 31, 2023. In 2021, 2022 and 2023, our corporate members and individual members book approximately 72.9%, 75.2% and 72.0%, respectively, of room nights in our hotel network. In addition, approximately 66.0% of our individual members are between the ages of 20 and 40, which represents the youthful core of our loyal guest community whose spending power is expected to grow in years to come. The following table shows the breakdown of our membership by age:

Age Group
Age 21 to 30	25%
Age 31 to 40	41%
Age 41 to 50	23%
Others	11%

Our loyal membership program increases membership retention rate, enhances members’ loyalty and commitment to our services and encourages individual members and corporate members to repeatedly use our central reservation system as well as other membership services, substantially keeping our low dependence on third party reservation channels. During the past three years, we sold approximately 87.1% of our room nights through our direct sales channels, while OTAs contributed approximately 12.9% of our room nights. The extensive network of individual members and corporate members provides us with a stable base of repeat guests, which is in turn an attractive marketing message to potential franchisees.

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

Market and Hotel Selection Criteria

We seek franchised-and-managed or leased-and-operated properties that meet the following general market and specific hotel criteria:

General Market Criteria. We follow a return-driven approach in selecting hotel locations. We focus on cities that are approaching, or have already entered into, periods of significant economic growth. Such cities generally show growth in certain business segments as measured by employment opportunities, population growth rates, tourism and convention activities, air traffic volume, local commercial real estate occupancy, and retail sales volume. Cities that exhibit growth in these areas typically have strong demand for hotel facilities and services. Cities which we target include provincial capitals, national economic centers, special economic zones, urban tourist destinations and regional transportation hubs. As a result of one of our strategies to build a dense network of hotels in the most affluent region in China with high growth potential, 44.4% of our hotels were located in the Greater Yangtze River Delta region, while 9.6% of our hotels were located in Beijing/Tianjin/Hebei region as of December 31, 2023. Meanwhile, as China continues to develop its high-speed rail networks and more enterprises move from coastal cities to inland cities, we are placing greater emphasis on expanding our operations in Tier 3 and lower cities. We select locations that will help us achieve a balanced rental rate and RevPAR, many of which are located in Tier 3 and lower cities, thereby ensuring more attractive returns for our franchisees. Furthermore, we will accelerate our expansion into the mid-scale to business and mid-to-up-scale markets in Tier 1 and Tier 2 cities, where we also follow this return-driven approach.

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

For our leased-and-operated hotels, we require our development team and operations team to assess the potential financial return of every proposed new hotel. In addition, in new areas where we have no existing hotels we also develop leased-and-operated hotels which may help to expand our local franchised-and-managed hotel network.

Hotel Development Team. Our hotel development team consisted of 265 members as of December 31, 2023, many of whom have over two years of experience in real estate development and construction. As of the same date, our hotel development team was led by 44 managers. Each regional manager has in-depth knowledge of the target markets in the specific region, and draws on local knowledge to supervise the identification, evaluation and selection of suitable hotel properties by our business development employees.

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

GreenTree Academy and e-Learning Program. GreenTree Academy formed in 2006, is our internal hotel management school. Each of our general manager candidates is required to complete a one-month training program through the GreenTree Academy. The first stage of this training program is classroom study, and the second stage is on-site training conducted at one of our hotels. The classroom study features live lectures covering hotel operation and management skills. The on-site training provides our general manager candidates with an opportunity to apply all of the skills they have learned and to gain a better understanding of our GreenTree Inns standards, our guest-focused and our service-oriented philosophy. Trainers and professors for our GreenTree Academy are invited from our own senior management team and outside professionals in the hospitality industry. In addition to cultivating our general manager candidates, our GreenTree Academy also is responsible for delivering training to our new hotel employees and regional general managers, each course program with different focuses. Our GreenTree Academy supervises and assists the general manager of each hotel to conduct weekly training for hotel employees at various levels. The GreenTree Academy coordinates to compile and disseminate training materials, monitors progress and assesses training results. We currently have 34 dedicated staff to organize and coordinate the training activities delivered by the GreenTree Academy. In addition, we also have an e-Learning Program in place through which all training materials are organized and uploaded to our internal website. Through our e-Learning Program, all valuable knowledge and experience are preserved and accumulated and can be broadly shared and conveniently referred to by our employees. In order to be granted a promotion, hotel employees either on our payroll or the payrolls of our franchisees need to complete certain GreenTree Academy and/or e-Learning Program modules and pass exams relevant to their desired job role.

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

Financial and Accounting System. Our financial and accounting system is used by employees in our financial and accounting department at our headquarters. Our financial and accounting system manages our accounts receivable, accounts payable, expenses tracking, bookkeeping, taxation and other services.

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

Central Reservation System (CRS)

Our central reservation system, or CRS, is our primary information collection and distribution platform, which is operated by our team of IT specialists based in Shanghai. Our hotel rooms may be reserved through multiple channels, including our reservation mobile applications and website, our 24-hour toll-free call center, our WeChat mini-program, each hotel’s front desk, as well as third-party hotel reservation agents and OTAs such as Meituan, eLong, Qunar, Alitrip, Booking, Expedia and Agoda. A predominant proportion of our room night sales was generated from our strong direct sales channels comprising our website and mobile app. In 2021, 2022 and 2023, approximately 87.1% of the room nights in our hotel network were sold through our direct sales channels, while OTAs contributed approximately 12.9% of our room nights.

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

Our PMS houses all administrative tools that a franchisee’s hotel managers and front desk staff need to manage every hotel’s daily business operations, including hotel room management, budget management and membership management. Each franchisee hotel is equipped with the PMS server and, based on financial and operating data collected by the PMS, our franchisees can make projections for each given hotel as to expected revenue, hotel operating costs, expenditures on marketing, renovations or other property improvements. The PMS is further synchronized with the CRS to facilitate access to our members’ information. The PMS enables us to monitor the operations of each hotel in our network and to regularly obtain fundamental business data for analysis by our management.

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

Sales and Marketing

Franchisees

We intend to continue expanding our hotel network primarily through our franchised-and-managed model. Our business development team utilizes our brand names and our national presence to engage with potential franchisees and to compete with other economy and mid-scale hotel as well as mid-to-up-scale networks. We aim to share our business philosophy with potential franchisees and emphasize the consistency of our services. We emphasize the benefits of affiliating with our brands, our commitment to improving hotel profitability, our proprietary operations system, our training and support program and our extensive network of corporate members and individual members. Our objective is to grow our franchise base by continuing to promote our brands. We also encourage franchisees to operate multiple hotels under our brand by offering volume discounts on franchise management fees to franchisees who open multiple hotels under our brand within a certain period of time. We do not, however, encourage franchisees to open too many hotels simultaneously to ensure that their existing hotel operations receive due attention and that our guests enjoy the consistent quality services they deserve. As of December 31, 2023, we had 480 franchisees who repeatedly opened hotels with a total number of 1,070 hotels under our brands. When we spot new hotel development opportunities, we offer these prime opportunities to existing franchisees, developers of hotels, owners of independent hotels and motels, and owners of hotels affiliated with other economy and mid-scale hotel as well as mid-to-up-scale chains on a priority basis. We believe that this practice will enhance trust between us and existing and potential franchisees and may effectively increase our ability to convert such development opportunities into hotels under our franchised-and-managed model.

Guests

Our guest sales and marketing efforts target individual business and leisure travelers. Despite our growing number of international guests, our guests are primarily PRC citizens. As of December 31, 2023 approximately 96.3 % of our guests were intra-Asia travelers. Our marketing and advertising efforts also include outdoor advertisements such as billboards and signs, advertisements and materials at our hotels, promotional materials sent to our members, television, Internet and radio advertising, advertising on high-speed rail networks, print advertising in consumer media and at promotional events, special holiday promotions, co-marketing activities, and cooperation with popular Internet social platforms. The focus of our marketing and advertising programs is to promote the core characteristics of our brands — comfort, quality, value and convenience. Our advertising campaigns encourage consumers to “just experience” our hotels and to contact us directly. Furthermore, by integrating with food and beverage’s joint customer loyalty programs, we benefited from the attraction of these chain restaurants, and providing our individual members with more options to redeem their membership points for food. We continued to roll out our food and beverage concept by branding food and beverage services into our hotels to turn them into profit centers and attract additional guests to our hotels. Regarding marketing, we are formulating joint marketing programs with several banks to attract local corporate clients and high-value business travelers.

Our Investments

Yibon

In April 2017, we purchased 30% of the equity interest in Yibon Hotel Group Co., Ltd., or Yibon, together with a group of investors that are not related to us. Yibon is a hotel operator focusing on the economy hotel segment in China. As of December 31, 2023, Yibon had 786 hotels with 43,715 rooms and 319 hotels in the pipeline with 19,094 rooms planned. In 2023, Yibon recorded a net income, partially due to recovery after COVID-19. Furthermore, holders of 70% of equity interest in Yibon Hotel Group Co., Ltd., or Yibon, have the right to exchange their equity interest in Yibon into our shares within a certain period after Yibon delivered a consolidated financial report for the year of 2019 audited by “big four” accounting firm in accordance with a formula using Yibon’s net profit achieved in the year of 2019 as calculation basis. Yibon recorded a net loss in 2019, and such holders were unable to exchange for our shares based on Yibon’s financial results of 2019. Besides, we have an option to require the original shareholder to redeem the 30% investment.

Employees

We had 2,892, 2,063 and 2,523 employees as of December 31, 2021, 2022 and 2023, respectively. None of our employees is represented by a labor union. As of December 31, 2023, out of our 2,523 employees, 697 were leased-and-operated hotel-based staff, 1,185 were franchised-and-managed hotel-based staff, 265 were investment and development staff, 98 were regional manager/operations staff, two was quality control staff, 20 were central reservation center staff, 34 were GreenTree Academy training staff and 222 were working at our headquarters offices. We believe that our employees are our company’s greatest resource and that developing and retaining a team of capable and motivated staff is critical to our success. We aim to hire managerial employees who possess backgrounds and experience in the hospitality industry and other services industries having an emphasis on addressing customers’ needs. We also recruit top graduates from highly-ranked universities that offer courses of study in hotel management. We require our employees to have at least a two-year associate’s degree. We aim to recruit, train and retain the best talent through a disciplined recruiting and training process while offering competitive performance-linked and KPI-driven career advancement and development opportunities.

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

Employees of Leased-and-Operated Hotels

As of December 31, 2023, we had 697 employees working for our leased-and-operated hotels. Two to three months in advance of a hotel’s opening, all of the hotel’s employees are required to complete formal training under the supervision of the hotel’s general manager and our human resources department. GreenTree Academy staff and our regional managers will conduct an inspection of the hotel’s quality after the conclusion of the training. For general managers, we have an additional two-month program to give them experience in each of our departments on a rotating basis to get further training. Some of these new hires will be selected and promoted to the position of duty manager, and outstanding trainees will quickly be promoted to the position of general manager. We have found this training program to be effective in initiating and motivating our new hires.

Competition

China’s hospitality industry is fragmented, highly competitive and ripe for consolidation, especially among branded hotel chains. We compete with other branded and stand-alone hotels for guests in each of the markets where we operate. Different brands in the hospitality industry compete primarily on the basis of room rates, quality of accommodations, brand name recognition, convenience of location, geographic coverage, quality and range of services provided, guest amenities and membership benefits. We compete mainly with other hotel groups as well as various stand-alone lodging facilities in each of the markets in which we operate, including brands such as Jinjiang, Ji Hotel, Home Inns, Atour Hotel and other international hotel brands. We also face competition from serviced apartments.

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our technology platforms, services and products from those of our competitors. Our intellectual property contributes to our competitive advantage in the economy, mid-scale hotel and mid-to-up-scale segments of China’s hospitality industry. To protect our brand and other of our intellectual property rights, we rely on a combination of trademark, trade secret and copyright laws. We also impose confidentiality obligations on our employees, contractors and other persons who provide services to our company. As of December 31, 2023, we had a total of 724 trademarks, 74 software registration certificates and two copyright registered in China. The expiration dates of our trademarks fall between 2023 and 2033, including “GreenTree Inn.” Once the ten-year term of our registered trademarks has expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. We have registered our domain names, including 998.com, greentree.cn, greentree.com.cn and others, with the Internet Corporation for Assigned Names and Numbers, or ICANN.

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

Owned Properties

As of December 31, 2023, we owned 11 hotel properties having an aggregate gross floor area of 95,635 square meters. For more detailed information about the locations of our hotels, see “— Our Hotel Network.”

Leased Properties

As of December 31, 2023, we had leased a total of 70 properties, with 64 properties for hotel operations and six properties for other uses, such as headquarters and office premises. The gross floor area of our leased properties ranges from approximately 20 square meters to 46,176 square meters.

Legal Proceedings

We have been subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time, including actions relating to among others property lease, franchise agreements with our franchisees, infringement of our brand, employment-related disputes, personal injury, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. Various disputes in connection with the properties we lease or with the franchise agreements may occur from time to time, which may cause our hotel operations to be affected or terminated in the worst-case scenario. As of December 31, 2023, we had six pending legal proceedings in connection with the franchised-and-managed hotels. We are the plaintiff in most of these cases. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We are subject to risks related to litigation filed by or against us, and adverse litigation results may harm our business and financial condition.”

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

Restaurant Business

In 2023, GreenTree completed its acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China. Da Niang Dumplings is a leading quick service restaurant chain in China; Bellagio is a leading casual dining restaurant chain focusing on the Chinese market. Both restaurant brands focus on offering healthy and affordable fast food and casual dining services to mass consumers. Our restaurant business generated a combined revenue of about RMB441.6 million (US$62.2 million) in 2023.

Business operational data

Our restaurant business had 194 locations in 53 cities as of December 31, 2023. As of the same date, we had 42 self-operated restaurants and 152 franchised restaurants.Our restaurants’ average daily sales per store decreased by 18.1% from 2021 to 2022.

We are committed to food quality and safety. We have implemented quality control measures that standardize food quality and safety in its supply chain and its restaurants. We conduct comprehensive food safety, quality and hygiene inspections. We devote significant staff resources to food quality and control, with over 7 designated staff directly responsible for food quality and safety.

Employees

Our restaurant business had 1534, 1167 and 738 employees as of December 31, 2021, 2022 and 2023, respectively. None of our restaurants’ employees is represented by a labor union. As of December 31, 2023, out of our restaurants’ 738 employees, 491 were self-operated restaurant-based staff. We believe that our employees are our company’s greatest resource and that developing and retaining a team of capable and motivated staff is critical to our success. We require employees in our restaurants to have at least a two-year associate’s degree. We aim to recruit, train and retain the best talent through a disciplined recruiting and training process while offering competitive performance-linked and KPI-driven career advancement and development opportunities.

Strategic positioning

After the restaurant business was merged into our company, we took some measures to control costs, including combining personnel in common functional departments, including the finance department and human resources department. We arranged a series of training for franchised-and-managed store staff delivered by experts of training academies. We closed unprofitable leased-and-operated stores while increasing the development of franchised-and-managed stores. Noting that more customers choose restaurants in their communities and streetside restaurants with convenient locations, in addition to considering prices, we are focusing on increasing the proportion of community stores and street-side stores, and reducing the number of stores in shopping malls.

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

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, and in June 2004, the State Council promulgated the Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained, which was amended on August 25, 2016. On March 29, 2022, the State Council promulgated the Measures for the Control of Security in the Hotel Industry (2022 Revision), which later came into effect on May 1, 2022. Under these three regulations, anyone who applies to operate a hotel is subject to examination and approval by the State Administration for Market Regulation and must obtain a special industry permit from the local public security authority. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. The Law of the PRC on Penalties for the Violation of Public Security Administration was promulgated on October 26, 2012 and entered into force on January 1, 2013. Pursuant to the Measures for the Control of Security in the Hotel Industry, the Law of the PRC on Penalties for the Violation of Public Security Administration and relevant local regulations, operating a hotel business without having obtained a special industry license may subject the operator to warnings, detention of between 10 and 15 days as well as fines of RMB500 to RMB1,000. Operators of hotel businesses who failed to obtain the special industry license, or who obtained the special industry license but have violated applicable administrative regulations, may also be subject to orders to suspend or cease their operations. According to the regulations of certain cities/provinces, such as Jiangsu, operating a hotel business without having obtained a special industry license may be banned by relevant public security departments, confiscated illegal gains, illegally operated items, and tools and equipment directly used for illegal operations, and a fine ranging from RMB5,000 to RMB20,000 shall be imposed; if the circumstances are serious, they shall also be fined between RMB20,000 to RMB200,000. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the leased-and-operated and franchised-and-managed business models, hospitality and restaurant industries, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

In April 1987, the State Council promulgated the Public Area Hygiene Administration Regulation and subsequently amended the same on February 6, 2016 and April 23, 2019, and on March 10, 2011, the Ministry of Health promulgated the Implementing Measures for the Public Area Hygiene Administration Regulation and the National Health and Family Planning Commission amended this regulation on January 19, 2016 and on December 26, 2017. According to these regulations, a hotel must obtain a public area hygiene license before opening for business. Pursuant to these regulations, hotels failing to obtain a public area hygiene license or comply with other requirements set forth in such regulations may be subject to the following administrative penalties depending on the seriousness of their respective activities: (i) warnings; (ii) fines between RMB500 and RMB30,000; or (iii) orders to suspend operations for rectification, or to revoke the public hygiene license. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the franchise business model, hospitality and restaurant industries, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

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

With the purpose of guaranteeing food safety and the safeguarding the health and life safety of the public, the SCNPC enacted the PRC Law on Food Safety in February 2009 and amended the same on April 24, 2015, on December 29, 2018 and on April 29, 2021. Also, the SCNPC adopted the Implementation Rules of the Food Safety Law which became effective on July 20, 2009 and amended on February 6, 2016 and on October 11, 2019. On March 4, 2010, the Ministry of Health promulgated the Administrative Measures on Food and Beverage Service Licensing and Administrative Measures on Food Safety Supervision in Food and Beverage Services. And on July 30, 2009, the SAIC promulgated the Administrative Measures for the Food Circulation License. These three measures were subsequently repealed in 2015 to comply with the newly amended PRC Law on Food Safety. Under this Law, providers of consumer food services are required to obtain a food service license and are responsible for safety in food and beverage service. Moreover, providers for food circulation service shall obtain a food circulation license. In August 2015, the China Food and Drug Administration, or the CFDA promulgated the Administrative Measures for Food Operation Licensing and subsequently amended the same on November 17, 2017. In March 2018, China formed the State Administration of Market Regulation (“SAMR”), after which the CFDA was no longer retained. On June 15, 2023, the SAMR promulgated the Measures for the Administration of Food Business Licensing and Record-keeping, and this paper subsequently came into effect on December 1, 2023. Under the above measure, a food operation permit shall be obtained in accordance with the law to engage in food selling and catering services within the territory of the People’s Republic of China. The date of issuance of the food operation permit is the date of the licensing decision, and the validity period is five years. Food operators need to continue the validity of food operation permit obtained in accordance with the law, should be in the food operation permit expires ninety working days to fifteen working days before the expiration of the license period, to the original issuance of market supervision and management departments to apply. In the food business license expires within fifteen working days before the application for renewal of the license, the original food business license expires, the food business operators should suspend food business activities, the original license issued by the market supervision and management department to make a decision to grant the continuation of the decision to continue to carry out food business activities. Currently, each of the restaurants run in our hotels is required to obtain a food operation license in order to offer food sales and catering services. Pursuant to the PRC Law on Food Safety, hotels failing to obtain a food operation license (or formerly food hygiene license) may be subject to: (i) confiscation of illegal gains, food illegally produced for sale and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000 or fines equal to 10 to 20 times of the value of food if such value is equal to or more than RMB10,000. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the leased-and-operated and franchised-and-managed business models, hospitality and restaurant industries, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

The PRC legal framework governing fire prevention is set forth in the Fire Prevention Law which was adopted on April 29, 1998 and amended on April 29, 2021. According to the Fire Prevention Law and other relevant laws and regulations of the PRC, the Ministry of Emergency Management and its local counterparts at or above county level shall monitor and administer the fire prevention affairs. The Fire Prevention Law provides that the fire prevention design or construction of a construction project must conform to the national fire prevention technical standards. Before construction and decoration of a hotel, the construction entity shall submit the fire prevention design documents to the housing and urban-rural development authority for examination and approval. Upon completion, the construction entity must go through the fire prevention acceptance check with the housing and urban-rural development authority and no construction may be put into use before it is accepted by the relevant authorities. For each public assembly venue such as a hotel, the construction entity or entity using such venue shall, prior to use and operation of any business thereof, apply for a safety check on fire prevention with the relevant fire prevention department under the public security authority at or above the county level where the venue is located, and such place could not be put into use and operation if it fails to pass the safety check on fire prevention or fails to conform to the safety requirements for fire prevention after such check. According to our consultation responses with fire and rescue departments in different provinces and cities, there are differences in the requirements for fire safety inspections of food and beverage establishments prior to opening in different cities. In cities such as Xiamen and Ningbo, food and beverage establishments with a floor area of more than 300 square meters are required to complete a fire safety inspection prior to their official opening. In addition, for the cities of Shanghai, Wuxi, Suzhou and Nanjing, regardless of the size of the food and beverage outlets, all of them are required to pass the fire safety inspection before opening. Pursuant to these regulations, hotels failing to obtain approval of fire prevention design plans or failing fire prevention safety inspections (including acceptance check and safety check on fire prevention) may be subject to: (i) orders to suspend the construction of projects, use or operation of business; and (ii) fines between RMB30,000 and RMB300,000. On July 28, 2019, the General Office of the CPC Central Committee and the General Office of the State Council promulgated the Notice of the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council on Promulgation of the Opinions on Deepening the Reform of Fire Control Law Enforcement, or the Opinions. Under the Opinions, public gathering premises (including hotels) may be put into use or commence business after obtaining a business license or satisfying the conditions for putting into use pursuant to the applicable law, and upon submission of an application through the online government services platform or onsite to the fire control departments and undertaking that the premises comply with fire safety standards. Each hotel passing the fire safety inspection on public assembly venues will obtain a certificate for fire safety inspection on public assembly venues. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the leased-and-operated and franchised-and-managed business models, hospitality and restaurant industries, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

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

On February 25, 2023, the State Administration of Market Supervision promulgated the Measures for the Administration of Internet Advertisements, and these Measures came into effect on May 01, 2023. Under these measures, Internet advertisements should be truthful and lawful, adhere to the correct orientation, express the advertisement content in a healthy form of expression, and conform to the requirements of the construction of socialist spiritual civilization and the promotion of Chinese excellent traditional culture.

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

On November 28, 2019, the Secretary Bureau of the Cyberspace Administration of China, or CAC the General Office of the Ministry of Industry and Information Technology, the General Office of the Ministry of Public Security and the General Office of the SAMR promulgated the Identification Method of Illegal Collection and Use of Personal Information Through App, which provides guidance for the regulatory authorities to identify the illegal collection and use of personal information through mobile apps, and for the app operators to conduct self-examination and self-correction and for other participants to voluntarily monitor compliance. The Personal Information Protection Law promulgated by the SCNPC on August 20, 2021 further strengthened the protection of personal information and provides that no organization or individual may illegally collect, use, process or transmit the personal information of others, illegally buy or sell, provide or make public the personal information of others, or engage in the handling of personal information that endangers the national security or public interests. We have required our users to consent to our collecting and using their personal information, and established information security systems to protect user’s privacy. Furthermore, pursuant to the PRC Civil Code, any organization or individual shall legally obtain personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

On February 22, 2023, the Cyberspace Administration of China promulgated the Measures for Standard Contracts for the Exit of Personal Information, which subsequently came into force on June 01, 2023. This measure sets out more specific requirements and norms for the cross - border transfer of personal information, including the necessity of signing contracts and clarifying responsibilities and obligations. This initiative aims to strengthen the protection of personal information, regulate the behavior of personal information leaving the country, and prevent the illegal acquisition and misuse of personal information. On September 28, 2023, the Cyberspace Administration of China issued the Provisions on Regulating and Facilitating Cross - border Flow of Data (Draft for Public Comments).

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

Regulations on Commercial Franchising

Franchise operations are subject to the supervision and administration of the MOC, and its regional counterparts. Such activities are currently regulated by the Regulations on the Administration of Commercial Franchising promulgated by the State Council on February 6, 2007, effective as of May 1, 2007. The Regulations on the Administration of Commercial Franchising were supplemented by the new Administrative Measures for Archival Filing of Commercial Franchises which were issued by the MOC on December 12, 2011 and took effect on February 1, 2012 and it has been amended and put into effect on December 29, 2023. The new Administrative Measures for Information Disclosure of Commercial Franchises which were issued by the MOC on February 23, 2012 and took effect on April 1, 2012.

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

On June 10, 2021, National People’s Congress of the People’s Republic of China adopted the Data Security Law of the PRC, is hereby promulgated, effective September 1, 2021. The Data Security Act requires data processing in a lawful and appropriate manner, including the collection, storage, use, processing, transmission, provision and disclosure of data. The Data Security Act sets out data security and privacy obligations for entities and individuals conducting data processing activities. Moreover, data classification and grading protection system has been introduced. Under the Act of Data Security, processors of important data need to conduct risk assessments for their data processing activities, and submit risk assessment reports to relevant authorities. National core data (that is, data related to national security, the lifeline of the national economy, important people’s livelihood and major public interests) should be subject to a stricter management system. In addition, the Data Security Act provides for national security review procedures for data processing activities that affect or may affect national security and imposes export controls on certain data and information. Furthermore, the Data Security Act stipulates that without the approval of the competent authorities of the Chinese government, any organization or individual in China shall not provide any data stored in China to any foreign judicial and law enforcement agencies. On February 22, 2023, the Cyberspace Administration of China promulgated the Measures for Standard Contracts for the Exit of Personal Information, which subsequently came into force on June 01, 2023. On September 28, 2023, the Cyberspace Administration of China issued the Provisions on Regulating and Facilitating Cross-border Flow of Data (Draft for Public Comments). These two regulations stipulate that the outbound activities of personal information through the conclusion of standardized contracts shall adhere to the combination of autonomous contracting and record management, the protection of rights and interests and the prevention of risks, so as to safeguard the safe and free flow of personal information across borders.

On August 20, 2021, the SCNPC of the People’s Republic of China promulgated the Personal Information Protection Law, which stipulates personal information rights and privacy protection, and takes effect on November 1, 2021. The Personal Information Protection Law stipulates protection requirements for handling personal information, including but not limited to the collection, storage, use, processing, transmission, provision, disclosure, and deletion of personal information. On November 18, 2022, the Cyberspace Administration of China promulgated the Implementation Rules for Personal Information Protection Certification, which stipulates that the certification model for personal information protection certification is: technical verification + on-site audit + post-certification supervision. We may need to further adjust our business practices to comply with personal information protection laws and regulations (including the Personal Information Protection Act).

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

Regulations on Employee Stock Incentive Plans of Overseas Publicly-Listed Company

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, which set forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under either the current account or the capital account. The State Administration of Foreign Exchange issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals in January 2007 and amended on May 29, 2016, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly listed company.

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

Regulations on Share Capital

The Foreign Investment Law was enacted on March 15, 2019 and came into effect on January 1, 2020. And on December 26, 2019, the Interpretation of the Supreme People’s Court on Several Issues Concerning the Application of the Law of the People’s Republic of China on Foreign Investments was enacted and then come into effect on January 1, 2020. Under the Foreign Investment Law and its judicial interpretations, a foreign-invested company is treated as a domestic company. Another key law is the Corporate Law, which was amended on December 29, 2023 and will be implemented on July 1, 2024. According to the forthcoming Corporate Law, the shareholders of the company will be required to make contribution to the registered capital within five years of incorporation. The shareholders can make their capital contributions in cash or in kind, including in the forms of contributions of intellectual property rights or land use rights that can be valued and is transferable.

Regulations on Dividend Distribution

The principal regulation governing distribution of dividends of foreign-invested enterprises is the Corporate Law, as most recently amended on December 29, 2023, and will be implemented on July 1, 2024.

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

On February 17, 2023, the CSRC issued the Trial Measures for the Administration of Overseas Securities Offerings and Listings by Domestic Companies and the Guidelines for the Application of Supervisory Rules for Overseas Offerings and Listings, which subsequently came into effect on March 31, 2023. It imposes stricter supervision and control over offshore issuances and/or foreign investments in domestic issuers with substantial business activities in the PRC. Domestic enterprises with offshore issuance and listing shall file with the CSRC in accordance with these Measures, submit filing reports, legal opinions and other relevant materials, and give a true, accurate and complete account of shareholders’ information and other circumstances. If the issuer meets the following circumstances at the same time, it is recognized as a domestic enterprise indirectly issuing and listing abroad: (i) The operating revenue, total profit, total assets or net assets of the domestic enterprise in the most recent fiscal year, any one of which accounts for more than 50% of the relevant data in the issuer’s audited consolidated financial statements for the same period; (ii) The major parts of the business activities are carried out in the territory or the main premises are located in the territory, or the majority of the senior management responsible for business management are Chinese citizens or have their usual place of residence in the territory.

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

Overview

We are the leading pure play franchised hotel operator in China. We achieved more than 95.0% of franchised-and-managed hotels in our hotel network as early as 2013, and currently operated 98.5% of franchised-and-managed hotels in our network. Our pure play franchised model allows us to expand rapidly in an asset-light manner and have brought us substantial financial performance in terms of profitability, return on investments and success to its franchisees.

As of December 31, 2023, our nationwide hotel network consisted of 4,238 hotels with 309,495 rooms in China, covering all four centrally-administrated municipalities and 360 cities throughout all 31 provinces and autonomous regions in China, as well as an additional 963 hotels that were contracted for or under development. We were the fourth largest hotel group in China in terms of number of hotels and rooms, according to China Hotel Association. We operate a rapidly-growing hotel networks in China – from 2012 to 2023, we grew from 792 to 4,238 hotels at a CAGR of 16.5% and from 70,934 to 309,495 rooms at a CAGR of 14.3%.

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

As of December 31, 2023, our restaurant network consisted of 194 stores in China, which focus on offering healthy and affordable fast food and casual dining services to mass consumers. In our restaurant business we are focusing on growing our network of franchisees as we expand the number of street stores while reducing our footprint in shopping malls and supermarkets

Factors Affecting Our Results of Hotel Operations

While our business is affected by factors relating to general economic conditions and the hospitality and restaurant industries in China, we believe that our results of operations are also affected by company specific factors, including, among others:

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

The table below illustrates the net increases of our hotels during 2021, 2022 and 2023.

	Year Ended December 31,
	2021	2022	2023
Hotels opened	722	295	420
Hotels closed	403	95	241
Net increase in total hotels	319	200	179

We track the performance of our hotels by comparing hotel revenue of our hotels during ramp up stage and mature hotels, calculated on a monthly rolling basis, taking into account the total number of hotels during ramp up stage and mature hotels in any particular period of time.

The table below illustrates the comparison of performance between mature hotels and hotels during ramp up stage.

	Year Ended December 31,
	2021	2022	2023
Mature franchised-and-managed hotels(1)	4,222	3,865	3,939
RevPAR (in RMB)	116	100	136
Franchised-and-managed hotels during ramp up stage	371	133	234
RevPAR (in RMB)	84	69	92
(1)	As of end of the year.

	Year Ended December 31,
	2021	2022	2023
Mature leased-and-operated hotels(1)	58	58	64
RevPAR (in RMB)	136	128	177
Revenue (in RMB thousands)	391,960	338,506	485,656
(1)	As of end of the year.
●	The fixed nature of our hotel operating costs. For our leased-and-operated hotels, a significant portion of our operating costs and expenses, including rental and base salary, is generally fixed. As a result, an increase in our revenues achieved through higher RevPAR will generally result in higher profitability, whereas a decrease in our revenues could result in a disproportionately large decrease in our earnings. For franchised-and-managed hotels, the fixed cost components are relatively limited, and the incremental costs associated with each additional franchisee are minimal, which helps us achieve economies of scale as we attract more franchisees over time.
●	Seasonality and special events. The hospitality industry is subject to fluctuations in revenues due to seasonality. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than the other quarters of the year. In addition, certain special events, such as large-scale exhibitions, concerts or sports events, may increase the demand for our hotels significantly as such special events may attract travelers into and within the regions in China where we operate hotels.

Factors Affecting Our Results of Restaurant Operations

Our restaurant business may be affected by factors including the following (i) total number of restaurants in operations, by which our revenues are affected in the sales growth; (ii) profitability of restaurants in operations, including the dependence on ingredient quality, the control of the rental costs and other uncertain factors, for example, the customer taste or the popularity of location could be changed which results in the revenue decrease with the unchanged costs as the profit will decrease; (iii) seasonality and special events, which is entitled in “Risk Related to Our Business-Our results of operations may fluctuate significantly due to seasonality and other factors”.

Key Performance Indicators

We utilize a set of non-financial and financial key performance indicators which our senior management reviews frequently. The review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to react promptly to changing customer demands and market conditions.

Our non-financial key performance for our hotel business indicators consist of increase in the total number of hotels and hotel rooms in our hotel network, as well as RevPAR achieved by our leased-and-operated hotels and franchised-and-managed hotels. RevPAR is a commonly used operating measure in the hospitality industry and is defined as the product of average occupancy rates and average daily rates achieved. Occupancy rates of our hotels mainly depend on the locations of our hotels, product and service offering, the effectiveness of our sales and brand promotion efforts, our ability to effectively manage hotel reservations, the performance of managerial and other employees of our hotels, as well as our ability to respond to competitive pressure. We set the room rates of our hotels primarily based on the location of hotels, room rates charged by our competitors within the same locality, and our relative brand and product strength in the city or city cluster.

Our non-financial key performance indicators for our restaurant business consist of increase in the total number of stores in our restaurant network, as well as ADS achieved by our leased-and-operated restaurants and franchised-and-managed restaurants. ADS is a commonly used operating measure in the restaurant industry and is defined as the product of average check and average daily ticket achieved. Average check depends on the location of our restaurants, product and food flavor offering, the quality of service, the effectiveness of our sales and brand promotion efforts, as well as our ability to respond to competitive pressure. We set the price of our products primarily based on the location of restaurants, price charged by our competitors.

Our financial key performance indicators consist of revenues, operating costs and expenses, which are discussed in greater detail in the following paragraphs. The consolidated statements of comprehensive income/(loss) include the results of each of the combining entities or businesses from the earliest date presented or since the date when the combining entities or businesses first came under common control. In the following, the comparative financial data have been restated to reflect the business combinations.

Revenues

Consolidated results

	Year Ended December 31, 2021
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Revenues:
Leased-and-operated business	391,960	575,063	(3,296)	963,727	49.0
Franchised-and-managed business	774,359	8,213	—	782,572	39.8
Wholesales and others	39,827	181,910	(221)	221,516	11.2
Total revenues	1,206,146	765,186	(3,517)	1,967,815	100.0

	Year Ended December 31, 2022
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Revenues:
Leased-and-operated business	338,506	362,807	(1,290)	700,023	47.7
Franchised-and-managed business	582,441	6,022	—	588,463	40.1
Wholesales and others	15,854	164,958	(224)	180,588	12.2
Total revenues	936,801	533,787	(1,514)	1,469,074	100.0

	Year Ended December 31, 2023
	RMB	RMB	RMB	RMB	US$	%
	Hotel	Restaurant	Elimination	Total	Total	Total
	(in thousands, except for percentage)
Revenues:
Leased-and-operated business	490,924	296,890	—	787,814	110,961	48.4
Franchised-and-managed business	696,321	8,924	—	705,245	99,332	43.3
Wholesales and others	4,661	135,822	(6,284)	134,199	18,901	8.3
Total revenues	1,191,906	441,636	(6,284)	1,627,258	229,194	100.0

Hotel business. We primarily derive our revenues from operation of our leased-and-operated hotels and various types of fees we charge our franchisees in relation to our franchised-and-managed hotels. We also generate revenue from the one-time membership fees charged to our hotel guests. Our revenues are net of a value-added tax of 6% and other related taxes. The following table sets forth our revenues generated by our franchised-and-managed hotels and leased-and-operated hotels, both in absolute amount and as a percentage of total revenues for the year indicated.

	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage)
Revenues:
Leased-and-operated hotels(1)	391,960	32.5	338,506	36.1	490,924	69,145	41.2
Franchised-and-managed hotels	774,359	64.2	582,441	62.2	696,321	98,075	58.4
Wholesales and others	39,827	3.3	15,854	1.7	4,661	656	0.4
Total revenues	1,206,146	100.0	936,801	100.0	1,191,906	167,876	100.0
●	Franchised-and-managed Hotels. In 2021, 2022 and 2023, we generated revenues of RMB774.4 million, RMB582.4 million and RMB696.3 million (US$98.1 million) from our franchised-and-managed hotels, which accounted for 64.2%, 62.2% and 58.4% of our revenues for the respective years, which include revenues from membership fees of franchised-and-managed hotels.

We select franchisees who are property owners, existing hotel operators or hotel investors. We train and manage general managers for our franchised-and-managed hotels and impose the same standards on all franchised-and-managed hotels to ensure product quality and consistency across our hotel network. Pursuant to the franchise-and-management agreements, we charge the franchisees fixed hotel manager fees to compensate us for the franchised-and-managed hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses as incurred. The hotel manager fee is recognized as revenue on a monthly basis. Management services we provide to our franchisees generally include appointing and training hotel managers, obtaining access to and integrating into our central reservation system and our proprietary IT system, providing sales and marketing support, conducting quality assurance inspections, and providing other operational support and information. Our franchisees are responsible for operating expenses and the costs of developing and operating the hotels, including renovating the hotels according to our standards. We believe that our franchised-and-managed model has enabled us to quickly and effectively expand our geographical coverage and increase our market share in an asset-light manner by utilizing the local knowledge and relationships of our franchisees and the properties that they may own or have access to which are suitable for future hotel business cooperation with us. Sometimes, there may be a certain degree of reduction in initial franchise fees due to sales strategies in different regions,

Our revenues from franchised-and-managed hotels are primarily affected by the number of hotels and the revenues generated by the franchised-and-managed hotels. Our franchise agreements typically run for an initial term of 10 to 20 years. We collect franchise management fees from our franchisees and do not bear loss, if any, incurred by our franchisees. Our franchisees are generally required to pay us an initial franchise fee ranging between RMB150,000 and RMB250,000, depending on the number of rooms in the hotel. Sometimes, initial franchise fees will be waived due to sales strategies in different regions. They are also responsible for all costs and expenses related to hotel construction and renovation. In addition, our franchise agreements typically provide for a monthly franchise management fee of 3% to 5% of the total revenues generated by each franchised-and-managed hotel. In general, we charge franchisees who open multiple hotels under our franchised-and-managed model a lower fee to reward their loyalty. On average, we charged our franchisees a monthly franchise management fee of 4.4%, 4.7% and 4.5% of the total revenues generated by each franchised-and-managed hotel in 2021, 2022 and 2023. We also collect from franchisees a reservation fee on a per room night basis for using our central reservation system, an annual IT system maintenance fee and a part of the membership registration fee to service customers who join our membership program at franchised-and-managed hotels. A number of these hotel general managers are our direct employees and the franchisees will reimburse us the general managers’ salary which is recognized as part of our revenues.

The table below sets forth the revenues from initial franchise fee and recurring franchise management fee and others, both in absolute amount and as a percentage of our revenues generated from franchised-and-managed hotels for the years indicated:

	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
Initial franchise fee	76,263	9.8	42,424	7.3	46,847	6,598	6.7
Recurring franchise management fee	698,096	90.2	540,017	92.7	649,474	91,477	93.3
Revenues from franchised-and- managed hotels	774,359	100.0	582,441	100.0	696,321	98,075	100.0

Revenues from recurring franchise management fee and others as a percentage of our revenues from franchised-and-managed hotels were 90.2% in 2021, 92.7% in 2022 and 93.3% in 2023.

●	Leased-and-operated Hotels. In 2021, 2022 and 2023, we generated revenues of RMB392.0 million, RMB338.5 million and RMB490.9 million (US$69.1 million) (including RMB74.7 million, RMB61.6 million and RMB102.2 million (US$14.4 million) sublease rental revenue for 2021, 2022 and 2023, respectively) from our leased-and-operated hotels, which accounted for 32.5%, 36.1% and 41.2% of our revenues for the respective years.

For our leased-and-operated hotels, we own or lease properties from property owners or lessors and we are responsible for hotel conversion and customization to conform to our standards, as well as for repairs and maintenance and operating costs and expenses of properties over the term of the lease. We are also responsible for hotel operations and management, including hiring, training and supervising the hotel managers and employees required to operate our hotels and purchasing supplies. Our typical lease term ranges from 5 to 20 years with an initial three to six-month rent-free period. We generally pay rent on a quarterly or semi-annual basis.

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

Restaurant business. We primarily derive our revenues from operation of our leased-and-operated restaurants and various types of fees we charge our franchisees in relation to our franchised-and-managed restaurant,as well as from wholesales. Our revenues are net of a value-added tax of 6% and 13% and other related taxes. The following table sets forth our revenues generated by our franchised-and-managed stores and leased-and-operated stores, both in absolute amount and as a percentage of total revenues for the year indicated.

	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentage)
Revenues:
Leased-and-operated restaurants	575,063	75.2	362,807	68.0	296,890	41,816	67.2
Franchised-and-managed restaurants	8,213	1.1	6,022	1.1	8,924	1,257	2.0
Wholesales and others	181,910	23.7	164,958	30.9	135,822	19,130	30.8
Total revenues	765,186	100.0	533,787	100.0	441,636	62,203	100.0

Operating Costs and Expenses.

Our operating costs and expenses consist of hotel and restaurant operating costs, selling and marketing expense, general and administrative expenses, other operating expenses, and other general expense.

The following table sets forth the components of our operations and expenses, both in absolute amount and as a percentage of total revenues for the year indicated

Consolidated results

	Year Ended December 31, 2021
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Operating costs and expenses:
Operating costs:
Rental	235,568	138,359	—	373,927	19.0
Utilities	25,783	23,314	—	49,097	2.5
Personnel costs	82,114	132,447	—	214,561	10.9
Depreciation and amortization	80,576	18,442	—	99,018	5.0
Consumables, food and beverage	69,496	14,892	—	84,388	4.3
Costs of managers of franchised-and-managed business	114,779	—	—	114,779	5.8
Material cost	—	299,679	—	299,679	15.2
Other costs of franchised-and-managed business	26,124	—	—	26,124	1.3
Others	16,937	35,035	(1,029)	50,943	2.7
Total operating costs	651,377	662,168	(1,029)	1,312,516	66.7
Selling and marketing expenses	66,922	36,835	—	103,757	5.3
General and administrative expenses	256,160	62,811	—	318,971	16.2
Other operating expenses	4,938	8,251	—	13,189	0.7
Other general expenses	99,886	20,294	—	120,180	6.1
Total operating costs and expenses	1,079,283	790,359	(1,029)	1,868,613	95.0

	Year Ended December 31, 2022
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Operating costs and expenses:
Operating costs:
Rental	224,536	93,026	—	317,562	21.6
Utilities	27,877	16,987	—	44,864	3.1
Personnel costs	74,281	93,519	—	167,800	11.4
Depreciation and amortization	92,798	11,784	—	104,582	7.1
Consumables, food and beverage	28,610	9,908	—	38,518	2.6
Costs of managers of franchised-and-managed business	107,852	—	—	107,852	7.3
Material cost	—	220,272	—	220,272	15.0
Other costs of franchised-and-managed business	14,340	—	—	14,340	1.0
Others	23,725	26,793	204	50,722	3.5
Total operating costs	594,019	472,289	204	1,066,513	72.6
Selling and marketing expenses	38,534	29,976	(20)	68,490	4.7
General and administrative expenses	210,760	48,754	—	259,514	17.7
Other operating expenses	3,245	5,172	—	8,416	0.6
Impairment loss of goodwill	91,236	—	—	91,236	6.2
Other general expenses	461,597	23,830	—	485,427	33.0
Total operating costs and expenses	1,399,392	580,021	184	1,979,597	134.8

	Year Ended December 31, 2023
	RMB	RMB	RMB	RMB	US$	%
	Hotel	Restaurant	Elimination	Total	Total	Total
	(in thousands, except for percentage)
Operating costs and expenses:
Operating costs:
Rental	211,952	65,701	—	277,653	39,107	17.1
Utilities	31,270	11,595	—	42,865	6,037	2.6
Personnel costs	71,916	73,646	—	145,562	20,502	8.9
Depreciation and amortization	84,538	8,450	—	92,988	13,097	5.7
Consumables, food and beverage	49,910	7,356	—	57,266	8,066	3.5
Costs of managers of franchised-and-managed business	114,328	—	—	114,328	16,103	7.0
Material cost	—	179,349	—	179,349	25,261	11.0
Other costs of franchised-and-managed business	17,519	—	—	17,519	2,467	1.1
Others	17,409	12,922	(10,422)	19,909	2,804	1.3
Total operating costs	598,842	359,019	(10,422)	947,439	133,444	58.2
Selling and marketing expenses	47,435	24,233	(50)	71,618	10,087	4.4
General and administrative expenses	166,861	41,572	—	208,434	29,357	12.8
Other operating expenses	4,453	7,251	—	11,705	1,649	0.7
Other general expenses	63,557	16,027	—	79,584	11,209	4.9
Total operating costs and expenses	881,148	448,102	(10,472)	1,318,779	185,746	81.0

●	Operating costs. Our hotel and restaurant operating costs consist of costs and expenses directly attributable to the operations of our franchised-and-managed and leased-and-operated hotels and restaurants. Operating costs primarily include costs related to our leased-and-operated hotels, including rental payments and utility costs, compensation and benefits for our hotel-based employees, costs of hotel room consumable products, such as bedding accessories, towel and sanitary amenities, depreciation and amortization of leasehold improvements and others including maintenance expenses, telecommunication expenses and public service charges, as well as costs related to our franchised-and-managed hotels, including (i) compensation and benefits for franchised-and-managed hotel general managers appointed and trained by us, the regional managers of the operating department and other headquarter personnel that serve the franchise and managed hotels, and (ii) related travel and telecommunication expenses. Restaurant operating costs primarily include costs related to our leased-and-operated stores, whose composition is similar to hotel operating costs, and besides, among which material costs are the main factor.
●	Selling and marketing expenses. Our selling and marketing expenses consist primarily of commissions to travel or catering intermediaries, expenses for marketing programs and materials, expenses in relation to our membership program, compensation and benefits for our sales and marketing personnel, and others including meals and travel expenses for our sales and marketing personnel.
●	General and administrative expenses. Our general and administrative expenses consist primarily of compensation and benefits, including share-based compensation, for our corporate and regional office employees and other employees who are not sales and marketing or hotel-based or store-based employees, costs of third-party professional services, travel and accommodation expenses, bad debt provision and other expenses which include bank charges and stamp duty.
●	Impairment loss of goodwill. Our impairment loss of goodwill is due to the deconsolidation of Argyle and the disposal of our invest in Urban in 2022.
●	Other general expenses. Our other general expenses included one-time impairment charges except impairment loss of goodwill for Argyle and Urban incurred in 2022 as mentioned earlier, a provision for other assets related to two properties we planned to purchase or lease to develop flagship L&O hotels and the company’s new headquarters incurred in 2022, provisions for trademarks especially due to acquisition of the restaurant business incurred in 2023, loan receivables related to franchisee loans, and impairment of assets.

A.	Results of Operations

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

Consolidated results

	Year Ended December 31, 2021
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased-and-operated business	391,960	575,063	(3,296)	963,727	49.0
Franchised-and-managed business	774,359	8,213	—	782,572	39.8
Wholesales and others	39,827	181,910	(221)	221,516	11.2
Total revenues	1,206,146	765,186	(3,517)	1,967,815	100.0
Operating costs and expenses:
Operating costs	(651,377)	(662,168)	1,029	(1,312,516)	(66.7)
Selling and marketing expenses	(66,922)	(36,835)	—	(103,756)	(5.3)
General and administrative expenses	(256,160)	(62,811)	—	(318,971)	(16.2)
Other operating expense	(4,938)	(8,251)	—	(13,189)	(0.7)
Impairment loss of goodwill	—	—	—	—	—
Other general expenses	(99,886)	(20,294)	—	(120,180)	(6.0)
Total operating costs and expenses	(1,079,283)	(790,359)	1,029	(1,868,613)	(95.0)
Other operating income	27,060	2,938	—	29,998	1.5
Income from operations	153,923	(22,235)	(2,488)	129,200	6.5
Interest income and other, net	59,974	685	—	60,659	3.1
Interest expenses	(12,671)	(2,632)	—	(15,303)	(0.8)
Gains (losses) from investments in equity securities	9,138	33	—	9,171	0.5
Other income/expense, net	11,819	(68)	—	11,750	0.6
Income before income taxes	222,183	(24,218)	(2,488)	195,476	9.9
Income tax expense	(108,889)	(4,020)	622	(112,287)	(5.7)
Income before share of losses in equity investees	113,294	(28,239)	(1,866)	83,189	4.2
Share of losses (gains) in equity investees, net of tax	383	—	—	383	—
Net income	113,677	(28,239)	(1,866)	83,572	4.2
Net loss attributable to noncontrolling interests	3,761	1,373	—	5,135	0.3
Net income attributable to ordinary shareholders	117,438	(26,865)	(1,866)	88,707	4.5

	Year Ended December 31, 2022
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased-and-operated business	338,506	362,807	(1,290)	700,023	47.7
Franchised-and-managed business	582,441	6,022	—	588,463	40.1
Wholesales and others	15,854	164,958	(224)	180,588	12.2
Total revenues	936,801	533,787	(1,514)	1,469,074	100.0
Operating costs and expenses:
Operating costs	(594,019)	(472,289)	(204)	(1,066,513)	(72.6)
Selling and marketing expenses	(38,534)	(29,976)	20	(68,490)	(4.7)
General and administrative expenses	(210,760)	(48,754)	—	(259,514)	(17.7)
Other operating expense	(3,245)	(5,172)	—	(8,416)	(0.6)
Impairment loss of goodwill	(91,236)	—	—	(91,236)	(6.2)
Other general expenses	(461,597)	(23,830)	—	(485,427)	(33.0)
Total operating costs and expenses	(1,399,392)	(580,021)	(184)	(1,979,597)	(134.8)
Other operating income	19,449	4,544	—	23,993	1.6
Income from operations	(443,142)	(41,689)	(1,699)	(486,530)	(33.1)
Interest income and other, net	47,384	721	—	48,105	3.3
Interest expenses	(25,376)	(2,612)	—	(27,988)	(1.9)
Gains (losses) from investments in equity securities	(62,156)	—	—	(62,156)	(4.2)
Other income/expense, net	24,230	175	—	24,405	1.7
Income before income taxes	(459,061)	(43,405)	(1,699)	(504,164)	(34.3)
Income tax expense	45,592	(1,944)	425	44,073	3.0
Income before share of losses in equity investees	(413,468)	(45,349)	(1,274)	(460,091)	(31.3)
Share of losses (gains) in equity investees, net of tax	(1,598)	—	—	(1,598)	(0.1)
Net income	(415,067)	(45,349)	(1,274)	(461,689)	(31.4)
Net loss attributable to noncontrolling interests	32,850	3,687	—	36,536	2.5
Net income attributable to ordinary shareholders	(382,217)	(41,662)	(1,274)	(425,153)	(28.9)

	Year Ended December 31, 2023
	RMB	RMB	RMB	RMB	US$	%
	Hotel	Restaurant	Elimination	Total	Total	Total
	(in thousands, except for percentage)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased-and-operated business	490,924	296,890	—	787,814	110,961	48.4
Franchised-and-managed business	696,321	8,924	—	705,245	99,332	43.3
Wholesales and others	4,661	135,822	(6,284)	134,198	18,901	8.3
Total revenues	1,191,906	441,636	(6,284)	1,627,258	229,194	100.0
Operating costs and expenses:
Operating costs	(598,842)	(359,019)	10,422	(947,439)	(133,444)	(58.2)
Selling and marketing expenses	(47,435)	(24,233)	50	(71,618)	(10,087)	(4.4)
General and administrative expenses	(166,861)	(41,572)	—	(208,434)	(29,357)	(12.8)
Other operating expense	(4,453)	(7,251)	—	(11,705)	(1,649)	(0.7)
Impairment loss of goodwill	—	—	—	—	—	—
Other general expenses	(63,557)	(16,027)	—	(79,584)	(11,209)	(4.9)
Total operating costs and expenses	(881,148)	(448,102)	10,472	(1,318,779)	(185,746)	(81.0)
Other operating income	24,525	2,645	—	27,170	3,827	1.7
Income from operations	335,283	(3,822)	4,187	335,649	47,275	20.6
Interest income and other, net	41,241	131	—	41,371	5,827	2.5
Interest expenses	(13,706)	(348)	—	(14,054)	(1,979)	(0.9)
Gains (losses) from investments in equity securities	(5,378)	—	—	(5,378)	(757)	(0.3)
Other income/expense, net	22,676	108	—	22,784	3,209	1.4
Income before income taxes	380,116	(3,931)	4,187	380,372	53,574	23.4
Income tax expense	(113,126)	(4,280)	(1,047)	(118,452)	(16,684)	(7.3)
Income before share of losses in equity investees	266,990	(8,211)	3,140	261,920	36,891	16.1
Share of losses (gains) in equity investees, net of tax	(1,392)	—	—	(1,392)	(196)	(0.1)
Net income	265,598	(8,211)	3,140	260,528	36,695	16.0
Net loss attributable to noncontrolling interests	9,554	(765)	—	8,789	1,238	0.5
Net income attributable to ordinary shareholders	275,152	(8,976)	3,140	269,316	37,932	16.6

The following tables present certain unaudited financial data and selected operating data as of and for the years ended December 31, 2021, 2022 and 2023:

	As of December 31,
	2021	2022	2023
Selected Operating Data:
Total hotels in operation	4,659	4,059	4,238
Franchised-and-managed hotels	4,593	3,998	4,173
Leased-and-operated hotels	66	61	65
Total hotel rooms in operation	337,153	302,497	309,495
Franchised-and-managed hotels	330,089	295,932	302,177
Leased-and-operated hotels	7,064	6,565	7,318
Number of cities	367	355	360

	Year Ended December 31,
	2021	2022	2023
Occupancy rate (as a percentage)
Total hotels in operation	71.1%	63.7%	75.8%
Franchised-and-managed hotels	71.3%	63.8%	75.9%
Leased-and-operated hotels	63.4%	58.4%	70.9%
Average daily rate (in RMB)
Total hotels in operation	164	159	180
Franchised-and-managed hotels	163	157	178
Leased-and-operated hotels	213	219	250
RevPAR (in RMB)
Total hotels in operation	116	101	137
Franchised-and-managed hotels	116	100	135
Leased-and-operated hotels	135	128	177
(1)	Based on the number of available rooms.
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

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues. Our total revenues increased by 10.8% from RMB1,469.1 million in 2022 to RMB1,627.3 million (US$229.2 million) in 2023. The increase was primarily due to the increased revenues of hotel business. Hotel revenues increased by 27.2% from RMB936.8 million in 2022 to RMB1,191.9 million (US$167.9 million) in 2023. The increase was primarily due to the recovery in RevPAR and the increase in the number of hotels. For the full year 2023, we opened 420 hotels and closed 241 hotels. The revenue per available room, or RevPAR, was RMB137 in the full year 2023, representing a 35.6% year-over-year increase. Restaurant revenues decreased by 17.3% from RMB533.8 million in 2022 to RMB441.6 million(US$62.2 million) in 2023. The decrease was primarily attributable to the closure of lease-and-operated restaurants, and partially offset by an increase in ADS.

Franchised-and-managed business. Revenues from our franchised-and-managed business increased by 19.9% from RMB588.5 million in 2022 to RMB705.2 million (US$99.3 million) in 2023. For hotel business, revenues from our franchised-and-managed hotels increased by 19.6% from RMB582.4 million in 2022 to RMB696.3 million (US$98.1 million) in 2023. The initial franchise fees for hotel business increased by 10.4% year-over-year, mainly attributable to the increase in the gross opening number of F&M hotels. The recurring franchise management fees for hotel business increased from RMB540.0 million in 2022 to RMB649.5 million in 2023, primarily due to a 35.0% year-over-year increase in F&M hotels’ RevPAR and offset by a waving of franchised management fees for refurbished hotels. For restaurant business, revenues from our franchised-and-managed restaurants increased by 48.3% from RMB6.0 million in 2022 to RMB8.9 million (US$1.3 million) in 2023, mainly due to the increased number of F&M stores as well as the increase in ADS.

Leased-and-operated business. Revenues from our leased-and-operated business increased by 12.5% from RMB700.0 million in 2022 to RMB787.8 million (US$111.0 million) in 2023. For hotel business, revenues from our leased-and-operated hotels increased by 45.0% from RMB338.5 million in 2022 to RMB490.9 million (US$69.1 million) in 2023. A 38.3% year-over-year increase in L&O hotel's Revpar and a net increase of 4 L&O hotels over the same period. For restaurant business, revenues from our leased-and-operated restaurants decreased by 18.2% from RMB362.8 million in 2022 to RMB296.9 million (US$41.8 million) in 2023. The decrease was primarily due to the closure of L&O restaurants and partially offset by an increase in ADS.

Operating costs. Our total operating costs decreased by 11.2 % from RMB1,066.5 million in 2022 to RMB947.4 million (US$133.4 million) in 2023. Our hotel operating costs increased by 0.8% from RMB594.0 million in 2022 to RMB598.8 million (US$84.4 million) in 2023. The increase was mainly attributable to higher consumables and higher related franchise costs as business rebounded, partially offset by the deconsolidation of Argyle Hotel Management Group (Australia) Pty Ltd., and the disposal of our interest in Urban Hotel Group. Our restaurant operating costs decreased by 24.0% from RMB472.3 million in 2022 to RMB359.0 million (US$50.6 million) in 2023. The decrease was mainly attributable to the closing of L&O stores.

Selling and marketing expenses. Our selling and marketing expenses increased by 4.6% from RMB68.5 million in 2022 to RMB71.6 million (US$10.1 million) in 2023. The increase was mainly attributable to higher sales-channel commissions. Our selling and marketing expenses decreased as a percentage of our revenues from 4.7% in 2022 to 4.4% in 2023. For hotel business, our selling and marketing expenses increased by 23.1% from RMB38.5 million in 2022 to RMB47.4 million (US$6.7 million) in 2023, mainly due to higher sales-channel commissions. For restaurant business, our selling and marketing expenses decreased by 19.2% from RMB30.0 million in 2022 to RMB24.2 million (US$3.4 million) in 2023,mainly due to lower staff related expenses resulted from the closure of L&O stores.

General and administrative expenses. Our general and administrative expenses decreased by 19.7% from RMB259.5 million in 2022 to RMB208.4 million (US$29.4 million) in 2023. The decrease was primarily attributable to lower staff related expenses and lower bad debts for both hotel business and restaurant business.

Other operating expenses. Our other operating expenses increased by 39.1% from RMB8.4 million in 2022 to RMB11.7 million (US$1.6 million) in 2023, primarily due to the loss incurred from the disposal of assets and equipment for hotel business.

Other general expenses. Our other general expenses significantly decreased by 83.6% from RMB485.4 million in 2022 to RMB79.6million (US$11.2 million) in 2023. These expenses include provisions for trademarks especially due to the acquisition of the restaurant business, loan receivables related to long-lived loans, and impairment of assets. For hotel business, our other general expenses decreased by 86.2% from RMB461.6 million in 2022 to RMB63.6 million (US$9.0 million) in 2023 due to lower provisions for loans receivable related to franchisee loans. For restaurant business, our other general expenses decreased by 32.7% from RMB23.8 million in 2022 to RMB16.0 million (US$2.3 million) in 2023 due to the provisions for trademarks resulted from the acquisition of restaurant business.

Other operating income. Our other operating income increased by 13.2% from RMB24.0 million in 2022 to RMB27.2 million (US$3.8 million) in 2023, mainly attributable to the financial subsidies for hotel business and offset by tax rebates for restaurant business.

Income from operations. As a result of the foregoing, our income from operations significantly increased from RMB-486.5 million in 2022 to RMB335.6 million (US$47.3 million) in 2023. As a percentage of our revenues, our income from operations increased from -33.1% in 2022 to 20.6% in 2023. Excluding impairment loss of goodwill and other general expenses, income from operations from purely operating activities increased from RMB90.1 million, with a margin of 6.1% in 2022, to RMB415.2 million, with a margin of 25.5% in 2023.

Interest income and other, net. Our net interest income decreased by 14.0% from RMB48.1 million in 2022 to RMB41.4 million (US$5.8 million) in 2023, due to a decrease in interest income from franchisee loans as franchisees' repayment increases, as well as a deduction in deposit rates, impacted by the deduction of benchmark rates of the people's bank of China in 2023.

Gains (losses) from investments in equity securities. Our losses from investments in equity securities significantly narrowed by 91.4% from RMB62.2 million in 2022 to RMB5.4 million (US$0.8 million) in 2023..Any realized or unrealized gains or losses resulting from the fluctuations of the market value of these securities will be recognized in earnings in the period which they occur.

Income tax expense. Our income tax expense increased from RMB-44.1 million in 2022 to RMB118.5 million (US$16.7 million) in 2023, primarily due to the increase of income from operations.

Share of (losses) gains in equity investees, net of tax. We recognized losses of RMB1.6 million in 2022, mainly attributable to gains from Yueyuanbaili and losses from Zhilong. We recognized losses of RMB1.4 million (US$0.2 million) in 2023, mainly attributable to losses from Yueyuanbaili.Net loss attributable to non-controlling interests. The loss in 2023 mainly consisted of RMB8.8 million(US$1.2 million) attributable to the non-controlling shareholders of GHG subsidiaries.

Net income attributable to our ordinary shareholders. As a result of the foregoing, our net income attributable to our ordinary shareholders significantly increased by from RMB-425.2 million in 2022 to RMB269.3 million (US$37.9 million) in 2023. Our net margin, defined as our net income attributable to our ordinary shareholders as a percentage of our revenues, increased from -28.9% in 2022 to 16.6% in 2023.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues. Our total revenues decreased by 25.3% from RMB1,967.8 million in 2021 to RMB1,469.1 million in 2022. The decrease was primarily due to the deconsolidation of Argyle and the disposal of our interest in Urban, and the impact of COVID-19, which resulted in lower RevPAR at L&O hotels and F&M hotels，as well as lower ADS at L&O stores and F&M stores.

Franchised-and-managed business. Revenues from our franchised-and-managed business decreased by 24.8% from RMB782.6 million in 2021 to RMB588.5 million in 2022. For hotel business, revenues from our franchised-and-managed hotels decreased by 24.8% from RMB774.4 million in 2021 to RMB582.4 million in 2022. The initial franchise fees for hotel business decreased by 44.4% year-over-year, mainly attributable to the decrease in the gross opening number. The recurring franchise management fees for hotel business decreased from RMB698.1 million in 2021 to RMB540.0 million in 2022, primarily due to three reasons: first, a 13.8% year-over-year decrease in F&M hotels’ RevPAR; second, the fee waivers to franchisees of quarantined hotels; and third, the deconsolidation of Argyle and the disposal of our interest in Urban. For restaurant business, revenues from our franchised-and-managed restaurants decreased by 26.7%from RMB8.2 million in 2021 to RMB6.0 million in 2022 due to a deduction of ADS.

Leased-and-operated business. Revenues from our leased-and-operated business decreased by 27.4% from RMB963.7 million in 2021 to RMB700.0 million in 2022. For hotel business, revenues from our leased-and-operated hotels decreased by 13.6% from RMB392.0 million in 2021 to RMB338.5 million in 2022. The decrease was primarily due to three reasons: first, the deconsolidation of Argyle and the disposal of our interest in Urban; second, the disposal of 2 hotels in operation since the beginning of 2022 and was partially offset by an increase of 8 newly opened L&O hotels over the same period; and third, a 5.2% year-over-year decrease in L&O hotels’ RevPAR. For restaurant business, revenues from our leased-and-operated restaurants decreased by 36.9% from RMB575.1 million in 2021 to RMB362.8 million in 2022 due to the closure of L&O stores and a deduction of ADS.

Operating costs. Our total operating costs decreased by 18.7% from RMB1,312.5 million in 2021 to RMB1,066.5 million in 2022. Our hotel operating costs decreased by 8.8% from RMB651.4 million in 2021 to RMB594.0 million in 2022. The decrease was mainly attributable to the deconsolidation of Argyle and the disposal of our interest in Urban, and disposal of L&O hotels. Our restaurant operating costs decreased by 28.7% from RMB662.2 million in 2021 to RMB472.3 million in 2022, mainly due to the closure of unprofitable L&O stores.

Selling and marketing expenses. Our selling and marketing expenses decreased by 34.0% from RMB103.8 million in 2021 to RMB68.5 million in 2022. The decrease was mainly attributable to lower advertising expenses and staff related expenses. Our selling and marketing expenses decreased as a percentage of our revenues from 5.3% in 2021 to 4.7% in 2022.

General and administrative expenses. Our general and administrative expenses decreased by 22.9% from RMB319.0 million in 2021 to RMB259.5 million in 2022. The decrease was primarily attributable to the reduction in consulting fees, staff related cost and office expenses.Other operating expenses. Our other operating expenses decreased by 36.2% from RMB13.2 million in 2021 to RMB8.4 million in 2022, primarily due to loss of disposal of property and equipment.

Impairment loss of goodwill. The loss in 2022 mainly consisted of RMB91.2 million attributable to Argyle and Urban.

Other general expenses. Our other general expenses significantly increased from RMB120.2 million in 2021 to RMB485.4 million in 2022, primarily due to the impairments charges except impairment loss of goodwill for Argyle and Urban, provision for other assets related to two properties of Shanghai HongYuan Shengshi, and provision for loan receivables related to franchisee loans. For hotel business, our other general expenses significantly increased from RMB99.9 million in 2021 to RMB461.6 million in 2022. For restaurant business, our other general expenses increased by 17.4% from RMB20.3 million in 2021 to RMB23.8 million in 2022.

Other operating income. Our other operating income decreased by 20.0% from RMB30.0 million in 2021 to RMB24.0 million in 2022, primarily due to the decrease of financial subsidies from RMB17.0 million in 2021 to RMB11.5 million in 2022 for hotel business.. For hotel business, our other operating income decreased by 28.1% from RMB27.1 million in 2021 to RMB19.4 million in 2022. For restaurant business, our other operating income increased by 54.7% from RMB2.9 million in 2021 to RMB4.5 million in 2022.

Income from operations. As a result of the foregoing, our income from operations decreased from RMB129.2 million in 2021 to RMB-486.5 million in 2022. As a percentage of our revenues, our income from operations decreased from 6.6% in 2021 to -33.1% in 2022.

Interest income and other, net. Our net interest income decreased by 20.7% from RMB60.7 million in 2021 to RMB48.1 million in 2022, primarily due to a decrease in interest income from long-term investment and time deposits in 2022.

Gains (losses) from investments in equity securities. Our gains from investments in equity securities significantly decreased by 777.8% from RMB9.2 million in 2021 to losses of RMB62.2 million in 2022. The balance of our investments in equity securities decreased from RMB158.0 million as of December 31, 2021 to RMB41.4 million as of December 31, 2022. Aside from these A-share securities, we also hold 33,652,000 shares of Sunkwan Properties, in which we invested as a cornerstone investor in its initial public offering on the Hong Kong Stock Exchange in 2020. Any realized or unrealized gains or losses resulting from the fluctuations of the market value of these securities will be recognized in earnings in the period which they occur.

Income tax expense. Our income tax expense decreased from RMB112.3 million in 2021 to RMB-44.1 million in 2022, primarily due to the decrease of income from operations. The effective tax rate decreased from 57.4% in 2021 to 8.7% in 2022 due to the reversal of the income tax expense from the projected dividends of previous years.

Share of (losses) gains in equity investees, net of tax. We recognized gains of RMB0.4 million in 2021, mainly attributable to the gains from Zhilong and losses from Yueyuanbaili. We recognized losses of RMB1.6 million in 2022, mainly attributable to gains from Yueyuanbaili and losses from Zhilong.

Net loss attributable to non-controlling interests. The loss in 2022 mainly consisted of RMB36.5 million attributable to the non-controlling shareholders of GHG subsidiaries.

Net income attributable to our ordinary shareholders. As a result of the foregoing, our net income attributable to our ordinary shareholders significantly decreased from RMB88.7 million in 2021 to RMB-425.2 million in 2022. Our net margin, defined as our net income attributable to our ordinary shareholders as a percentage of our revenues, decreased from 4.5% in 2021 to -28.9% in 2022.

B.Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities. Our cash and cash equivalents,restricted cash and short term investment balance as of December 31, 2023 was RMB791.6 million (US$111.5 million), compared to RMB734.0 million in 2022, and compared to RMB353.1 million in 2021.  Our cash and cash equivalents consist of cash on hand and liquid investments and short term investment which have maturities of three months or less when acquired.

We have been able to meet our working capital and capital expenditure needs, and we believe that we will be able to meet our working capital needs in at least the next twelve months with our operating cash flow and existing cash and cash equivalents. The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Net cash provided by operating activities	379,249	294,541	455,050	64,092
Net cash (used in) provided by investing activities	(978,048)	420,446	(93,708)	(13,199)
Net cash (used in) provided by financing activities	240,328	(335,396)	(303,734)	(42,780)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,412)	1,248	32	5
Net increase (decrease) in cash and cash equivalents and restricted cash	(359,884)	380,839	57,639	8,118
Cash and cash equivalents and restricted cash at the beginning of the year	713,007	353,123	733,962	103,376
Cash and cash equivalents and restricted cash at the end of the year	353,123	733,962	791,601	111,495

Operating Activities

Net cash provided by operating activities was RMB455.0 million (US$64.1 million) in 2023, compared to RMB294.5 million in 2022, and compared to RMB379.2 million in 2021.

Net cash provided by operating activities in 2023 was RMB455.0 million (US$64.1 million), which was primarily attributable to our net income of RMB260.5 million, adjusted to deduct (i) interest income of RMB6.0 million, (ii) foreign exchange loss of RMB0.4 million, and to add back (i) noncash lease expense to reduce operating lease right-of-use assets of RMB271.2 million, (ii) depreciation and amortization of RMB116.9 million, (iii) impairment of long lived assets RMB40.6 million, and (iv) bad debt expense of RMB38.9 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) a decrease in operating lease liabilities, current portion, of RMB256.0 million, (ii) a decrease in accounts payable of RMB50.5 million, (iii) an increase in other current assets of RMB47.9 million, (iv) a decrease in deferred revenue of RMB33.5 million,, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily(i) a decrease in income tax payable of RMB32.9 million, (ii) a decrease in unrecognized tax benefits of RMB28.6 million, (iii) a decrease in accrued expenses and other current liabilities of RMB26.2 million, (iv) a decrease in other assets of RMB17.3 million, (v) an increase in amounts due from related parties of RMB8.4 million.

Net cash provided by operating activities in 2022 was RMB294.5 million, which was primarily attributable to our net income of RMB-461.7 million, adjusted to deduct (i)foreign exchange gains of RMB17.8 million, (ii) interest income of RMB1.4 million, and to add back (i) bad debt expense of RMB431.2 million, (ii) noncash lease expense of RMB310.8 million, (iii) depreciation and amortization of RMB125.3 million, (iv) impairment of goodwill of RMB91.2 million, and (v) losses and impairment (Gains) on equity securities held of RMB62.2 million,(vi) impairment of long lived assets of RMB53.2 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i)a decrease in operating lease liabilities of RMB233.9 million, (ii)an increase in deferred taxes of RMB127.0 million, (iii) a decrease in deferred revenue of RMB77.8 million mainly attributable to a decrease in our membership fees received and initial franchisee fees received, (iv)an increase in our accounts receivable of RMB53.6 million mainly attributable to an increase of receivables from franchisees and hotel guests, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) an increase in accrued expenses and other current liabilities of RMB69.0 million, (ii) a decrease in other current assets of RMB63.9 million, (iii) an increase in unrecognized tax benefits of RMB21.1 million, (iv) a decrease in inventories of RMB10.6 million.

Net cash provided by operating activities in 2021 was RMB379.2 million, which was primarily attributable to our net income of RMB83.6 million, adjusted to deduct (i) losses and impairment (Gains) on equity securities held of RMB9.1 million, (ii) interest income of RMB4.1 million , and to add back (i) bad debt expense of RMB136.9 million, (ii) depreciation and amortization of RMB119.3 million, and (iii) impairment of long lived assets of RMB6.2 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) a decrease in our deferred revenue of RMB55.6 million mainly attributable to a decrease in our membership fees received and initial franchisee fees received,(ii) an increase in other assets of RMB48.4 million, (iii) an increase in other current assets of RMB46.7 million ,(iv) an increase in our accounts receivable of RMB24.4 million, (v) a decrease in income tax payable of RMB15.5 million , as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) an increase in our accrued expenses and other current liabilities of RMB59.2 million, (ii) an increase in deferred rent of RMB44.2 million, (iii) a decrease in deferred taxes of RMB40.5 million,(iv) an increase in unrecognized tax benefits of RMB38.6 million.

Investing Activities

Net cash used in investing activities was RMB93.7 million (US$13.2 million) in 2023, compared to net cash provided by investing activities of RMB420.4 million in 2022, and net cash used in investing activities of RMB978.0 million in 2021.

Net cash used in investing activities in 2023 was RMB93.7 million (US$13.2 million), primarily attributable to (i) purchases of short-term investments of RMB262.7 million, (ii) purchases of property, plant and equipment of RMB87.8 million, (iii)increase of long-term time deposits of RMB63.3 million, partially offset by (i) proceeds from maturities of short-term investments of RMB167.0 million, (ii) repayment from franchisees net of RMB98.5million. (iii)proceeds from disposal of subsidiaries of RMB37.8 million,(iv) repayment of loan from third parties of RMB14.6 million.

Net cash provided by investing activities in 2022 was RMB420.4 million, primarily attributable to (i) proceeds from maturities of short-term investments of RMB550.7 million, (ii) proceeds from disposal of equity securities of RMB116.6 million, (iii) proceeds from disposal of subsidiaries of RMB79.7 million. (iv) repayment of loan from franchisees net of RMB48.1 million, partially offset by (i) purchase of short-term investments of RMB161.8 million, (ii)loan to related parties net of RMB125.1 million, (iii) purchases of property, plant and equipment of RMB83.7 million, (iv) loan to third parties net of RMB13.0 million.

Net cash used in investing activities in 2021 was RMB978.0 million, primarily attributable to (i) loan to related parties and franchisees net of RMB586.7 million,(ii) purchases of short-term investments of RMB410.2 million, (iii) purchases of property, plant and equipment of RMB360.7 million,, (iv) advances for purchases of property, plant and equipment of RMB220.9 million,(v)advances for acquisitions of RMB39.5 million, partially offset by (i) proceeds from maturities short-term investments of RMB536.4 million, (ii)proceeds from disposal of equity securities of RMB284.0 million, (iii) repayment from advances for purchases of property,plant and equipment of RMB22.4 million, (iv) loan to third parties net of RMB18.2 million.

Financing Activities

Net cash used in financing activities in 2023 was RMB303.7 million (US$42.8 million), primarily attributable to (i) repayment of bank loans net of RMB284.3 million, (ii) repurchase of ordinary shares of RMB19.7 million.

Net cash used in financing activities in 2022 was RMB335.4 million, primarily attributable to (i) repayment of bank loans net of RMB299.9 million, (ii) distribution to the shareholders of RMB41.0 million, partially offset by loan from non-controlling interest of RMB5.1 million.

Net cash provided by financing activities in 2021 was RMB240.3 million, primarily attributable to (i) proceeds from bank loans net of RMB542.7 million, (ii) loan from non-controlling interest of RMB9.7 million,(iii)capital contribution from noncontrolling interest holders of RMB8.2 million, partially offset by distribution to the shareholders of RMB320.3 million.

Statutory Reserves

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of December 31, 2021, 2022 and 2023, total statutory reserves of our PRC subsidiaries were RMB149.4 million, RMB150.2 million and RMB152.4 million (US$21.5 million). These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer their net assets to the company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB936.8 million, RMB898.6 million and RMB901.5 million (US$127.0 million) as of December 31, 2021, 2022 and 2023, respectively.

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

As of December 31, 2021, 2022 and 2023, we had short-term investments of RMB589.5 million, RMB186.0 million and RMB417.7 million (US$58.8 million) and investments in equity securities of RMB158.0 million, RMB41.4 million and RMB26.1 million (US$3.7 million). From disposals of the short-term investments and investments in equity securities, we recorded losses of nil and RMB0.5 million, respectively, in 2021, gains of nil and RMB11.3 million, respectively, in 2022, and we have not disposed of the short-term investments and investments in equity securities in 2023. Mark-to-market losses from these equity securities we recorded amounted to RMB8.7 million, RMB13.9 million and RMB15.3 million (US$2.2 million) in 2021, 2022 and 2023, respectively.

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

Cash Flows through our Organization

GreenTree Hospitality Group Ltd., or our company, is a holding company that relies principally on its operating subsidiaries in China for its cash requirements. For the year ended December 31, 2021, our company made a cash payment in the amount of RMB100.0 million (US$14.1 million) on behalf of our operating subsidiaries in China. Our operating subsidiaries in China paid RMB122.5 million (US$17.3 million) to GTI’s subsidiaries as settlement of the dividend payable by our company, which was part of the total cash dividends of US$56.7 million (equivalent to RMB402.6 million) declared by our company in 2021. For the year ended December 31, 2022, our company received RMB241.3 million (US$34.0 million) from our operating subsidiaries in China. For the year ended December 31, 2023, our company received payments of RMB492.5 million (USD69.4 million) from, and made payments of RMB162.5 million (USD22.9 million) to our operating subsidiaries in China.

For the years ended December 31, 2021, 2022 and 2023, no assets other than cash were transferred between our company and our operating subsidiaries in China, and no other dividends or any other distributions were paid by our operating subsidiaries in China to our Company.

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

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2023. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

Impairment of indefinite-live intangible assets

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired in accordance with ASC 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill. The Group at the end of each reporting period evaluates whether events and circumstances continue to support the indefinite useful life of relevant intangible assets. If the assets are determined to be impaired, they are written down to their fair values. We evaluated the fair value of the indefinite-lived trademarks using the relief from royalty method based on assumptions including projected revenue, royalty rate and discount rate, that involve considerable management judgements. Accordingly, actual results may vary significantly from our estimates as they are forward-looking and include assumptions about economic and market conditions with uncertain future outcome.

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

Our revenues from leased-and-operated restaurants are primarily derived from restaurant operations, including the dine-in orders in restaurants and take-out orders sold through third-party platforms. Revenues are recognized when a customer takes possession of the food, which is when our obligation to perform is satisfied. Payment terms with respect to these sales are short-term in nature.

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

Our revenues from franchised-and-managed restaurants consist of initial one-time non-refundable franchise fees and continuing franchise fees. The one-time franchise fees are fixed consideration payable upon submission of a franchise application or renewal and are recognized on a straight-line basis over the initial or renewal term of the franchise agreements. Such revenues have been insignificant during the presented periods. The Group does not consider this advance consideration to include a significant financing component, since it is used to protect the Group from the franchisees failing to adequately complete some or all of its obligations under the contract. Continuing franchise fees are based upon a percentage of franchisee sales, as those sales occur. The continuing fees represent variable consideration, as the transaction price is based on a percentage of underlying service revenue is recognized by the franchisees’ operations. The Group recognizes continuing franchise fees monthly over the term of the agreement as those amounts become payable.

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

Membership points earned by members represent a material right to free or discounted goods or services in the future. The membership program has one performance obligation that consists of marketing and managing the program and arranging for award redemptions by members. The amount of revenue we recognize upon point redemption is impacted by the estimate of the “breakage” for points that members will never redeem. We estimate breakage based on our historical experience and expectations of future member behavior and will true up the estimated breakage at the end of each period. We recognize revenue net of reimbursement paid to franchisees as our performance obligation is to facilitate the transaction between the member and the franchised and managed hotels.

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

Business combinations

The Group accounts for business combinations, except for acquisitions of entities under common control, under the purchase method in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings. The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

Acquisitions of entities under common control requires retrospective combination of entities for all periods presented, as if the combination had been in effect since the inception of common control. Assets and liabilities transferred are recorded at their historical carrying amounts on the date of the transfer. The difference between purchase consideration and historical value of the net assets on the date of the transfer are recognized in total stockholders’ equity on the consolidated balance sheets.

ITEM 6.DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our current directors, executive officers and senior management.

Name	Age	Position/Title
Alex S. Xu ()	60	Chairman and chief executive officer
Gregory James Karns	68	Director, general counsel
Bingwu Xie ()	54	Independent director
Dong Li ()	48	Independent director
Yanjie Zhu	41	Independent director
Yiping Yang ()	41	Chief financial officer

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

Mr. Dong Li () has served as an independent director of our company since March 2018. Mr. Li has served as the chief financial officer of TH International Limited (Nasdaq, ticker symbol: THCH), the parent company of the exclusive master franchisees of Tim Hortons coffee shops and Popeyes restaurants in China since September 2021. Mr. Li also served as an independent director of Boqii Holding Ltd (China’s leading pet-focused platform listed on the NYSE, ticker symbol: BQ) since September 2020, as an independent non-executive director of Helens International Holdings Company Limited (China’s largest bar chain network listed on the Hong Kong Stock Exchange, ticker symbol: 09869) since August 2021, as an independent non-executive director of Logory Logistics Technology Co., Ltd (a leading end-to-end digital freight transportation services provider in China listed on the Hong Kong Stock Exchange, ticker symbol: 02482) since March 2023 and as an independent non-executive director of ZJLD Group Inc (a leading baijiu company in China devoted to offering premium baijiu products featuring sauce aroma profile and listed on the Hong Kong Stock Exchange, ticker symbol: 06979) since April 2023. Prior to joining TH International Limited, Mr. Li served as the chief financial officer for several companies, including Ximalaya Inc., one of China’s largest online audio platforms from September 2019 to September 2021; OneSmart International Education Group Limited, a diversified premium K-12 education company in China listed on the New York Stock Exchange (ticker symbol: ONE) from July 2017 to June 2019; Pegasus Media Group Limited, a company focuses on movie and TV show production, investment, licensing, marketing and derivatives from April 2016 to April 2017; and Ecovacs Robotics Holdings Limited, a consumer robotics company in China listed on the Shanghai Stock Exchange (ticker symbol: 603486) from March 2015 to February 2016. From September 2008 to February 2015, Mr. Li worked as an associate and later vice president in investment banking at Bank of America Merrill Lynch and ICBC International in Hong Kong. Prior to that, Mr. Li worked in KPMG’s auditing practice group from August 1999 to April 2006 in its Beijing and Silicon Valley offices, respectively. Mr. Li received a bachelor’s degree in accounting from School of Economics and Management, Tsinghua University in July 1999, as well as a master’s degree in business administration in finance from Kellogg School of Management, Northwestern University in June 2008. Mr. Li is a member of the Chinese Institute of Certified Public Accountants and the Certified General Accountants Association of Canada.

Ms. Yanjie (Catherine) Zhu () has served as an independent director of our company since December 2021. Ms. Zhu has served as the chief financial officer of Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”) since April 2024. Prior to joining Baozun, she served as the finance director for Cue & Co., Group Ltd. and then IBR between April 2018 and October 2020. From September 2016 to February 2018, Ms. Zhu worked as a finance controller with Xperience Communications (Shanghai) Co., Ltd. Between March 2013 and September 2016, she worked as a finance manager first with Lend Lease Project Management & Construction (Shanghai) Co., Ltd., and then with Porsche Centre Shanghai Waigaoqiao Limited. Prior to that, Ms. Zhu worked as an audit manager with KPMG in its Shanghai office from August 2005 to February 2013. Ms. Zhu received a bachelor’s degree in business administration from Shanghai International Studies University in July 2005. Ms. Zhu is a member of the Chinese Institute of Certified Public Accountants and the Institute of Internal Auditors.

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

For the year ended December 31, 2023, we paid an aggregate of approximately US$0.5 million in cash to our executive officers and directors.

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

	Number of
	shares underlying	Exercise price
Name	options granted	(US$ per share)		Grant date	Expiration date
Alex S. Xu	*	14.00	(1)	January 15, 2018	January 15, 2024
Bingwu Xie	*	14.00	(1)	January 15, 2018	January 15, 2024
Dong Li	*	14.00	(1)	March 13, 2018	March 13, 2024
Yanjie Zhu	*	14.00	(1)	December 31, 2021	December 31, 2027
Yiping Yang	*	12.00		January 15, 2018	January 15, 2024
*	Less than 1% of our total shares outstanding.
(1)	Equals to the public offering price. For services as directors of our Company.

C	Board Practices

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

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Bingwu Xie, Dong Li and Yanjie Zhu. Bingwu Xie is the chairman of our audit committee. Dong Li satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Each of Bingwu Xie, Dong Li and Yanjie Zhu satisfies the requirements for an “independent director” within the meaning of Section 303A of the Corporate Governance Rules of the New York Stock Exchange, or the NYSE, and to meet the criteria for independence set forth in Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee consists solely of independent directors.

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

D.	Employees

See “Item 4. Information on the Company—B. Business Overview—Employees.”

E.	Share Ownership

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of December 31, 2023 by:

●	each of our directors and executive officers;
●	our directors and executive officers as a group; and
●	each person known to us to own beneficially 5.0% or more of our ordinary shares.

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

The calculations in the table below are based on (i) 66,780,612 Class A ordinary shares and (ii) 34,762,909 Class B ordinary shares outstanding as of December 31, 2023.

	Beneficially Owned		Beneficially Owned		Percentage of
	Class A Ordinary Shares		Class B Ordinary Shares		Votes Held
	Number	%	Number	%	%
Directors and Executive Officers:
Alex S. Xu(1)	56,589,300	84.7	34,762,909	100	94.0
Gregory James Karns	—	—	—	—	—
Bingwu Xie	—	—	—	—	—
Dong Li	—	—	—	—	—
Yanjie (Catherine) Zhu	—	—	—	—	—
Yiping Yang	—	—	—	—	—
All directors and executive officers as a group	56,589,300	84.7	34,762,909	100	94.0
Principal Shareholders:
GreenTree Inns Hotel Management Group, Inc.(2)(3)	56,589,300	84.7	34,762,909	100	94.0
Allspring Global Investments Holdings, LLC(4)	5,488,211	8.2%	—	—	3.2%

Notes:

(1)	Represents (i) 56,589,300 Class A ordinary shares and (ii) 34,762,909 Class B ordinary shares held by GTI. Mr. Alex S. Xu is considered to beneficially own all the shares held by GTI by virtue of (i) his director position on GTI’s three-member board of directors; and (ii) his 83.9% voting power in GTI. As a result, Mr. Alex S. Xu has the power to (i) vote, or to direct the voting of, and (ii) dispose, or to direct the disposition of, all the shares held by GTI.
(2)	GTI’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three (3) votes per share. Currently, GTI has 33,414,026 Class A ordinary shares and 57,938,182 Class B ordinary shares issued and outstanding.
(3)	Mr. Alex S. Xu, directly or indirectly through entities controlled by him, holds 57,938,182 Class B ordinary shares of GTI, including (a) 36,340,682 Class B ordinary shares of GTI held by Mr. Xu’s family trust, for which Mr. Xu and his wife are settlors and trustees and accordingly, Mr. Xu has voting and dispositive control, (b) 17,047,500 Class B ordinary shares of GTI held by GreenTree Hotel Management, Inc., a company incorporated in Samoa and to which Mr. Xu is the sole shareholder and exercises sole voting and dispositive control, and (c) 4,550,000 Class B ordinary shares of GTI held by Keystone Pacific, LLC, a California limited liability company whose sole members are Mr. Xu, individually, and Mr. Xu’s family trust, and accordingly to which Mr. Xu exercises voting and dispositive control, which in the aggregate result in Mr. Xu’s 83.9% voting power in GTI. Mr. Kent Chien Te Wu directly or indirectly through entities controlled by him, holds 10,266,667 Class A ordinary shares of GTI, including (a) 9,666,667 Class A ordinary shares of GTI through Wu Green Tree Limited Partnership, a California limited partnership (“Wu Green Tree”), and (b) 600,000 Class A ordinary shares of GTI individually. The business office of Mr. Wu and Wu Green Tree is 260 Newport Center Drive, Newport Beach, CA 92660. The voting and dispositive power over the Class A ordinary shares of GTI held by Wu Green Tree are controlled by the two general partners of Wu Green Tree, Kent Chien Te Wu, and Maggie Tzu Chiang Wu, his wife, and accordingly Mr. Wu has the power to (i) vote, or direct the voting of, and (ii) dispose, or direct the disposition of, all GTI shares held by Wu Green Tree. Other than Mr. Xu and Mr. Wu, no other shareholder is known to us to own beneficially 5.0% or more of the shares of GTI.
(4)	The number of ordinary shares beneficially owned is as of December 31, 2023, as reported in Amendment No. 2 to Schedule 13G filed on January 12, 2024 by Allspring Global Investments Holdings, LLC, a Delaware limited liability company (“AGIH”), and consists of 5,488,211 Class A ordinary shares. The principal business office of AGIH is 1415 Vantage Park Drive, 3rd Floor, Charlotte, NC 28203.

To our knowledge, as of December 31, 2023, 10,191,312 Class A ordinary shares or 10.0% of our outstanding ordinary shares were held by record holders in the United States, including Deutsche Bank Trust Company Americas, the depositary bank for our ADR program. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

GTI acquired its shares in offerings that were exempted from registration under the Securities Act, because such offerings involved either private placements or offshore sales to non-U.S. persons.

We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

None.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Transactions with Related Parties

Transactions with GTI

In 2021, we made a bridge loan to GTI together with Aotao and Da Niang Group for the renewal of a merger and acquisition loan in 2016 at the request of the lending banks. The outstanding amount of the loan as of December 31, 2021 was RMB206.3 million with an interest rate of 4.35% per annum.

In 2022, we made a bridge loan, with an interest rate of 4.35% per annum, to GTI for repayment of an Euro denominated loan from Pudong Development Bank, which was initially used for the acquisition of Da Niang Dumplings from a third party. The outstanding amount of loans, including those incurred in 2021, as of December 31, 2022 was RMB326.4 million. In March 2023, the outstanding amount of loans payable was offset against a portion of the purchase price paid by us for the acquisition of Da Niang Dumplings and Bellagio.

Transactions with Aotao and its subsidiaries

Shanghai Aotao Industrial Co., Ltd., or Aotao, is a catering management holding company controlled by GTI. In 2021, we made a bridge loan of RMB186 million to Aotao, for the renewal of a loan in the catering sector with an interest rate of 4.35% per annum. The outstanding amount of the loan as of December 31, 2021 was RMB65.1 million. In 2021, Aotao provided advertising promotion services to us in the aggregate amount of RMB6.5 million.

As of December 31, 2022, the outstanding amount of the loan was still RMB65.1 million. In 2022, Aotao provided advertising promotion services to us in the aggregate amount of RMB5.6 million.

In March, 2023, the outstanding amount of loans payable was offset against a portion of the purchase price paid by us for the acquisition of Da Niang Dumplings and Bellagio.

Transactions with Da Niang Group

Da Niang Dumpling Catering Group Co., Ltd., together with its subsidiaries, or Da Niang Group, is a catering management company that was formerly controlled by GTI. In 2021, we made a bridge loan of RMB39.8 million to Da Niang Group, for the renewal of a loan with an interest rate of 4.35% per annum. The outstanding loan was settled in December 2021. In 2021, sublease revenue generated from Da Niang Group was RMB27 thousand. We also purchased services from Da Niang Group in the amount of RMB221 thousand in 2021.

In March, 2023, we acquired Da Niang Group, and therefore Da Niang Group ceased to be our related party.

Transactions with Shanghai JYHM Restaurant Management Co., Ltd. (“JYHM”)

Shanghai JYHM Restaurant Management Co., Ltd., or JYHM, is a catering management company controlled by GTI. In 2021, sublease revenue generated from JYHM was RMB261 thousand. We also purchased service from JYHM of RMB668 thousand in 2021.

In 2022, sublease revenue generated from JYHM was RMB48 thousand. We also purchased service from JYHM of RMB832 thousand in 2022.

Transactions with Napa Infinity Winery (Shanghai) Inc.

Napa Infinity Winery (Shanghai) Inc., or Napa, is a wine distributor controlled by the brother of Mr. Alex S. Xu. In 2021, we purchased wine from Napa in the aggregate amount of RMB2.5 million. In 2022, we purchased wine from Napa in the aggregate amount of RMB3.7 million. In 2023, we purchased wine from Napa in the aggregate amount of RMB1.3 million (US$0.2 million).

Transactions with Yibon

In 2021, we generated franchise revenue from Yibon of RMB1.3 million. In 2022, we generated franchise revenue from Yibon of RMB1.3 million. In 2023, we generated franchise revenue from Yibon of RMB0.8 million (US$0.1 million).

Transactions with Beifu Hong Kong Industrial Co.,

Beifu Hong Kong Industrial Co., or Beifu HK, is a catering management holding company controlled by GTI. In 2021, we made a bridge loan of RMB169.5 million to Beifu HK, for the renewal of a loan in the catering sector with an interest rate of 4.35% per annum. The outstanding amount of the loan as of December 31, 2021 was RMB26.2 million with an interest rate of 4.35% per annum. The outstanding amount of the loan as of December 31, 2022 was RMB26.2 million. The has been fully repaid as of December 31, 2023.

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

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ADSs or Class A ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our ADSs or Class A ordinary shares, you should consult your tax advisors.

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

Subject to applicable limitations (including a minimum holding period requirement), certain dividends received by non-corporate U.S. Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. Thus, subject to the discussion under “— Passive Foreign Investment Company” below, we believe that dividends we pay on our ADSs will be eligible for the reduced tax rates. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for the reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in later years. Consequently, there can be no assurance that dividends paid on our ADSs will continue to be eligible for the reduced tax rates. A qualified foreign corporation also generally includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information—E. Taxation — People’s Republic of China Taxation” above), we may be eligible for the benefits of the Treaty. In that case, dividends we pay on our Class A ordinary shares would be potentially eligible for the reduced rates of taxation regardless of whether such shares are represented by ADSs, and whether or not our Class A ordinary shares are readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

In addition, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate U.S. Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a passive foreign investment company, or PFIC, in the taxable year in which such dividends are paid or in the preceding taxable year (see “— Passive Foreign Investment Company” below).

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or Class A ordinary shares. See “Item 10. Additional Information—E. Taxation — People’s Republic of China Taxation.” In that case, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as foreign source income and will generally constitute passive category income. However, if you are eligible for the benefits of the Treaty, any PRC withholding taxes on dividends will not be creditable against your U.S. federal income tax liability to the extent withheld at a rate exceeding the applicable rate under the Treaty. In addition, U.S. Treasury regulations that address foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you are eligible for and elect to claim the benefits of the Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service, or the IRS, are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Alternatively, instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisor regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of the foreign tax credit or a deduction under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, the distribution ordinarily would be treated, first, as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or Class A ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or Class A ordinary shares), and, second, the balance in excess of adjusted basis generally would be taxed as capital gain recognized on a sale or exchange. However, we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that distributions will generally be reported to the IRS and taxed to you as dividends (as discussed above), even if they might ordinarily be treated as a tax-free return of capital or as capital gain.

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

Based on the nature and composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our 2023 taxable year. The determination of whether or not we are a PFIC is made annually. Accordingly, there is a risk that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or in the value of our assets. In particular, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change and has been volatile. Any decrease in the market value of our ADSs may result in our becoming a PFIC.

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

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares, as applicable, are “regularly traded” on a “qualified exchange or other market” (within the meaning of the applicable U.S. Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only the ADSs and not the Class A ordinary shares are listed on the New York Stock Exchange. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

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

Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). However, pursuant to the Foreign Tax Credit Regulations, if you do not elect to claim the benefits of the Treaty, any such PRC tax imposed on gain would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the disposition of our ADSs or Class A ordinary shares. As discussed above, however, recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed on the disposition of our ADSs or Class A ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our ADSs or Class A ordinary shares, including the effect of the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of the foreign tax credit or a deduction and the election to treat any gain as PRC source, under your particular circumstances.

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

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash which is mostly held in interest bearing bank deposits. As of December 31, 2023, the majority of our cash and cash equivalents were held in major financial institutions located in China. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to hedge interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Equity Price Risk

We are exposed to equity price risk on our common stock holdings. As of December 31, 2023, we had investments in equity securities (excluding investments in Gingko) of RMB26.1 million (US$3.7 million), primarily common stock in Chinese companies which are listed in the China A-Share and Hong Kong stock market. The common stock holdings are exposed to price fluctuations. Assuming a 1.0% decrease of share prices, the market value of the common stock holdings would have decreased to RMB25.8 million.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China, or the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the Renminbi has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. While the RMB appreciated approximately 2.3% against the U.S. dollar in 2021, the RMB depreciated approximately 8.2% and 2.9% against the U.S. dollar in 2022 and 2023, respectively. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

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

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.02 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS issued
• Depositary services	Up to US$0.02 per ADS held per annum on the applicable record date(s) established by the depositary bank

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

During the year ended December 31, 2023, we did not receive any payment from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program.

PART II

ITEM 13.DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2021, 2022 and 2023.

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

For the period from March 26, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2023, we used approximately US$128.2 million of the net proceeds from our initial public offering for general corporate purposes in line with our strategies, (i) the organic expansion of our hotel chain and the improvement of existing hotel properties, including conversion of existing leased-and-operated hotels to new brands, including Gem, Gya and Vx, (ii) potential acquisitions of domestic and overseas operators that will complement our operations and accelerate our expansion plan, and (iii) working capital and other general corporate purposes, including marketing and upgrading our IT system.

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

Our management, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) as of December 31, 2023. Based upon that evaluation, as of December 31, 2023, our management has concluded that our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

As required by Rule 13a-15(c) of the Exchange Act, our management, under the supervision and with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, conducted an evaluation of our internal control over financial reporting as of December 31, 2023 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that that, as of December 31, 2023, our internal control over financial reporting was effective.

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

Because our company is a non-accelerated filer, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

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

ITEM 16C.PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Hua Ming LLP has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2023, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, for the years indicated.

	For the Years Ended December 31,
	2021	2022	2023

	(In thousands of US dollars)
Audit Fees	1,190	979	1,085
All Other Fees	—	—	—
Total	1,190	979	1,085

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

ITEM 16D.EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In October 2023, we announced the authorization of a share repurchase program in an aggregate amount of up to US$10 million worth of our outstanding Class A ordinary shares of a par value of US$0.50 each and/or ADSs from time to time over the next two years. During the year ended December 31, 2023, we repurchased an aggregate of 635,434 ADSs, representing 635,434 Class A ordinary shares.

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

(a) Not applicable.

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

As of December 31, 2022 and for the year then ended:

●	GreenTree Hospitality Group Ltd. is incorporated in the Cayman Islands. The other operating entities being consolidated in our financial statements, or the consolidated foreign operating entities, are incorporated or otherwise organized in the PRC, Hong Kong, the Cayman Islands or Samoa.
●	To the best of our knowledge, no governmental entity in any of the PRC, Hong Kong, the Cayman Islands or Samoa owns any shares of GreenTree Hospitality Group Ltd. or any of the consolidated foreign operating entities.
●	To the best of our knowledge, no governmental entity in the PRC has a controlling financial interest with respect to GreenTree Hospitality Group Ltd. or any of the consolidated foreign operating entities.
●	No member of the board of directors of GreenTree Hospitality Group Ltd. or any of the consolidated foreign operating entities is any official of the Chinese Communist Party.
●	Neither the memorandum and articles of association of GreenTree Hospitality Group Ltd. nor the articles of incorporation (or equivalent organizing document) of any of the consolidated foreign operating entities contains any charter of the Chinese Communist Party.

ITEM 16J.INSIDER TRADING POLICIES

(a) We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us.

(b) Please see our Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading, which has been filed as Exhibit 11.2 to this annual report.

ITEM 16K.CYBERSECURITY

At GreenTree, our cybersecurity risk management program is an important component of our overall enterprise risk management program. Our cybersecurity risk management program is designed to be consistent with industry practices and provides a framework for addressing cybersecurity threats and incidents, including those related to the use of applications and services provided by third-party service providers. The program also facilitates coordination between different departments in our company. Our cybersecurity risk management program includes the following processes: (i) assessing the severity of cybersecurity threats, (ii) identifying the sources of cybersecurity threats (including whether they are associated with third-party service providers), (iii) implementing cybersecurity countermeasures and mitigation policies and (iv) notifying management of significant cybersecurity threats and incidents. Our cybersecurity team also works with third-party security experts to perform risk assessments and system enhancements. In addition, our cybersecurity team provides annual training.

Our management is responsible for identifying, considering and evaluating cybersecurity risks, establishing ongoing monitoring processes to ensure that potential cybersecurity risk exposures are monitored, and implementing appropriate mitigation measures and maintaining cybersecurity procedures. In particular, we have established a cybersecurity management group, or Cybersecurity Management Group, composed of professionals from our internal audit department, information technology center, and public affairs department to improve data security. The Cybersecurity Management Group is responsible for formulating data security and personal information protection strategies, plans, systems and specifications, providing necessary support, coordinating and making decisions on major data security incidents. Our cybersecurity procedures are conducted under the direction of our Cybersecurity Management Group, which oversees, mitigates and remediates cybersecurity incidents.

As of the date of this annual report, we have not experienced any significant cybersecurity incidents and have not identified any cybersecurity threats that could have a material impact on us, our business strategies, results of operations or financial condition.

We are subject to evolving government regulations and other legal obligations related to privacy, cybersecurity, information security and data protection, which are subject to change and subject to uncertainty in interpretation. Failure to comply with these governmental regulations and legal obligations could subject us, our employees and our business partners to significant reputational, financial, legal and operational consequences.

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

*11.2	Registrant’s Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading

*12.1	Certification of our Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

*12.2	Certification of our Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

**13.1	Certification of our Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

**13.2	Certification of our Principal Financial Officer pursuant to 18 U.S.C Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*15.1	Consent of Shanghai Qiaowen Law Firm

*97.1	Incentive Compensation Clawback Policy of the Registrant

*101.INS	Inline XBRL Instance Document.

*101.SCH	Inline XBRL Taxonomy Extension Schema Document.

*101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

*101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

*101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.

*101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document. Cover Page Interactive Data

*104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GREENTREE HOSPITALITY GROUP LTD.

By:	/s/ Alex S. Xu
	Name:	Alex S. Xu
	Title:	Chairman and Chief Executive Officer

Date: April 30, 2024

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2021, 2022 and 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of GreenTree Hospitality Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GreenTree Hospitality Group Ltd. (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standard

As discussed in Note 2 to the consolidated financial statements, the Company changed its measurement of credit losses on financial instruments using a modified retrospective transition method in the year ended December 31, 2023.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates:

Impairment assessment of Da Niang Trademark
Description of the Matter

As of December 31, 2023, the carrying amount of Da Niang Trademark was RMB103.4 million. As disclosed in Notes 2 and 10 to the consolidated financial statements, intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired. If the assets are determined to be impaired, they are written down to their fair values. During the year ended December 31, 2023, the Company recorded an impairment charge of RMB16.0 million to Da Niang Trademark.

Auditing management’s impairment test of Da Niang Trademark was complex and highly judgmental due to the significant estimation required in determining the fair value of the trademark using the relief from royalty method. Specifically, the fair value estimate was sensitive to significant assumptions including revenue projections, royalty rate and discount rate. These assumptions are affected by management’s expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit

To test the estimated fair value of Da Niang Trademark, our audit procedures included, among others, assessing the methodology used to develop the estimate of fair value, testing the significant assumptions described above, and testing the completeness and accuracy of the underlying data used by the Company in its analyses. We compared the significant assumptions to market and economic trends and other guideline companies in the same industry. We involved our valuation specialist to assist in evaluating the valuation methodology, the royalty rate and discount rate used in the valuation. We performed sensitivity analyses of the significant assumptions described above to evaluate the changes in the fair value of Da Niang Trademark that would result from changes in these assumptions.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2012.

Shanghai, the People’s Republic of China

April 30, 2024

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
		2022	2023	2023
	Notes	RMB	RMB	USD
		(As adjusted)
ASSETS
Current assets:
Cash and cash equivalents		699,244,375	765,547,547	107,825,117
Restricted cash		7,937,683	6,576,906	926,338
Short-term investments	13	186,031,572	417,711,617	58,833,451
Investments in equity securities	13	41,361,346	26,076,169	3,672,752
Accounts receivable, net of allowance of RMB8,840,708 and RMB3,532,016 (USD497,474) as of December 31, 2022 and 2023, respectively	6	134,916,930	123,887,879	17,449,243
Amounts due from related parties	25	425,741,077	19,928,781	2,806,910
Inventories	7	21,920,802	20,462,490	2,882,081
Other current assets	14	115,762,697	117,047,122	16,485,741
Loans receivable, net	8	181,667,170	129,521,094	18,242,665
Total current assets		1,814,583,652	1,626,759,605	229,124,298

Amounts due from related parties	25	112,360,000	110,000,000	15,493,176
Restricted cash		26,779,673	19,476,259	2,743,174
Long-term time deposits		130,000,000	63,340,000	8,921,252
Loans receivable, net	8	177,172,509	70,690,305	9,956,521
Property, plant and equipment, net	9	883,020,528	814,949,026	114,783,170
Intangible assets, net	10	159,686,705	117,720,693	16,580,613
Operating lease right-of-use assets	11	1,674,595,179	1,535,330,762	216,246,815
Goodwill	12	177,082,468	177,082,468	24,941,544
Long-term investments	13	176,854,460	184,758,800	26,022,733
Other assets	14	119,764,831	104,725,600	14,750,292
Deferred tax assets	22	231,995,274	241,965,360	34,080,108
TOTAL ASSETS		5,683,895,279	5,066,798,878	713,643,696
LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	15	156,300,000	116,800,000	16,450,936
Long-term bank loans, current portion	15	141,800,000	200,000	28,169
Accounts payable		123,577,770	73,126,677	10,299,677
Advance from customers	5	25,604,363	22,393,097	3,154,002
Amounts due to related parties	25	21,717,203	16,310,293	2,297,257
Salary and welfare payable		89,343,058	86,332,096	12,159,621
Deferred revenue	5	193,352,239	186,281,838	26,237,248
Operating lease liabilities, current	11	272,700,888	267,536,846	37,681,777
Accrued expenses and other current liabilities	16	439,762,393	459,832,717	64,766,083
Income tax payable	22	79,920,862	112,782,712	15,885,113
Total current liabilities		1,544,078,776	1,341,596,276	188,959,883

Operating lease liabilities, non-current	11	1,516,274,996	1,391,909,308	196,046,326
Deferred revenue, non-current	5	234,374,415	207,905,769	29,282,915
Long-term loans, non-current portion	15	160,000,000	56,800,000	8,000,113
Other long-term liabilities	17	124,504,589	111,711,750	15,734,271
Deferred tax liabilities	21	92,713,768	94,716,495	13,340,539
Unrecognized tax benefits	21	353,555,843	382,125,785	53,821,291
Total liabilities		4,025,502,387	3,586,765,383	505,185,338
Commitments and contingencies	26

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED BALANCE SHEETS — (Continued)

		As of December 31,
		2022	2023	2023
	Notes	RMB	RMB	USD
		(As adjusted)
Shareholders’ equity:
Class A ordinary shares (USD0.50 par value per share; 400,000,000 and 400,000,000 shares authorized as of December 31, 2022 and 2023; 67,416,046 and 66,780,612 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	18	222,587,070	222,587,070	31,350,733
Class B ordinary shares (USD0.50 par value per share; 100,000,000 and 100,000,000 shares authorized as of December 31, 2022 and 2023; 34,762,909 and 34,762,909 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	18	115,534,210	115,534,210	16,272,653
Treasury Stock		(16,971,057)	(36,677,832)	(5,165,965)
Additional paid-in capital		2,080,450,699	1,680,713,349	236,723,524
Accumulated losses		(817,544,056)	(568,339,799)	(80,048,986)
Accumulated other comprehensive income	19	27,732,104	28,401,282	4,000,237
Total GreenTree Hospitality Group Ltd. ’s shareholders’ equity		1,611,788,970	1,442,218,280	203,132,196
Noncontrolling interests		46,603,922	37,815,215	5,326,162
Total shareholders’ equity		1,658,392,892	1,480,033,495	208,458,358
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,683,895,279	5,066,798,878	713,643,696

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		Year Ended December 31,
		2021	2022	2023	2023
	Notes	RMB	RMB	RMB	USD
		(As adjusted)	(As adjusted)
Revenues:
Leased-and-operated revenue (including revenue from related parties of RMB331,558, RMB112,847 and RMB82,396 (USD11,605) for the years ended December 31, 2021, 2022 and 2023, respectively)	5	963,727,199	700,022,649	787,814,342	110,961,329
Franchised-and-managed revenue (including revenue from related parties of RMB1,251,888, RMB1,285,068 and RMB788,179 (USD111,013) for the years ended December 31, 2021, 2022 and 2023, respectively)	5	782,572,078	588,463,368	705,244,948	99,331,673
Wholesales and others (including revenue from related parties of RMB756,899, nil and RMB 1,757,629 (USD247,557) for the years ended December 31, 2021, 2022 and 2023, respectively)	5	221,515,742	180,588,258	134,198,399	18,901,449
Total revenues		1,967,815,019	1,469,074,275	1,627,257,689	229,194,451
Operating costs and expenses:
Operating costs (including purchase from related parties of RMB1,722,351, RMB299,861 and RMB1,574,642 (USD221,784) for the years ended December 31, 2021, 2022 and 2023, respectively)	20	(1,312,516,298)	(1,066,512,951)	(947,438,814)	(133,443,966)
Selling and marketing expenses (including service from related parties of RMB9,087,960, RMB6,163,675 and RMB1,276,474 (USD179,788) for the years ended December 31, 2021, 2022 and 2023, respectively)		(103,756,493)	(68,490,439)	(71,618,033)	(10,087,189)
General and administrative expenses		(318,971,686)	(259,513,862)	(208,433,678)	(29,357,270)
Other operating expenses		(13,188,962)	(8,416,358)	(11,704,553)	(1,648,552)
Impairment loss of goodwill		—	(91,236,480)	—	—
Other general expenses		(120,179,989)	(485,427,163)	(79,583,586)	(11,209,114)
Total operating costs and expenses		(1,868,613,428)	(1,979,597,253)	(1,318,778,664)	(185,746,091)
Other operating income		29,998,233	23,993,148	27,169,901	3,826,801
Income (loss) from operations		129,199,824	(486,529,830)	335,648,926	47,275,161
Interest income (including interest income from related parties of RMB544,352, RMB12,333 and RMB465,500 (USD65,564) for the years ended December 31, 2021, 2022 and 2023, respectively)		60,659,015	48,105,125	41,371,162	5,827,006
Interest expenses		(15,303,462)	(27,987,842)	(14,053,841)	(1,979,442)
Gains (losses and impairment) on equity securities held		9,170,588	(62,156,235)	(5,378,104)	(757,490)
Other income, net		11,750,278	24,404,728	22,783,715	3,209,019
Income (loss) before income taxes and share of losses in equity method investments		195,476,243	(504,164,054)	380,371,858	53,574,254
Income tax (expense) benefit	22	(112,287,231)	44,072,902	(118,452,255)	(16,683,651)
Income (loss) before share of losses in equity method investments		83,189,012	(460,091,152)	261,919,603	36,890,603
Share of income(loss) in equity method investments, net of tax		382,874	(1,598,301)	(1,392,002)	(196,059)
Net income(loss)		83,571,886	(461,689,453)	260,527,601	36,694,544
Net loss attributable to noncontrolling interests		5,134,870	36,536,272	8,788,707	1,237,864
Net income(loss) attributable to ordinary shareholders		88,706,756	(425,153,181)	269,316,308	37,932,408

Earnings(losses) per share
Class A ordinary shares-basic and diluted	27	0.86	(4.13)	2.64	0.37
Class B ordinary shares-basic and diluted	27	0.86	(4.13)	2.64	0.37

Weighted average shares outstanding
Class A ordinary shares-basic and diluted	27	68,286,954	68,201,056	67,321,003	67,321,003
Class B ordinary shares-basic and diluted	27	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive (loss) income, net of tax	19
-Foreign currency translation adjustments		(6,497,403)	(11,361,872)	672,112	94,665
-Unrealized gains(losses) on available-for-sale investments		2,791,663	(2,786,931)	(2,934)	(413)

Other comprehensive (loss) income, net of tax		(3,705,740)	(14,148,803)	669,178	94,252

Comprehensive income(loss), net of tax		79,866,146	(475,838,256)	261,196,779	36,788,796
Comprehensive loss attributable to noncontrolling interests		5,134,870	36,536,272	8,788,707	1,237,864
Comprehensive income(loss) attributable to ordinary shareholders		85,001,016	(439,301,984)	269,985,486	38,026,660

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In Renminbi, except share data, unless otherwise stated)

										Total Green
									Accumulated	Tree Hospitality
	Class A		Class A		Class B		Additional	Retained	Other	Group Ltd.
	Ordinary Shares		Treasury stock		Ordinary Shares		Paid-in	Earnings	Comprehensive	Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	(accumulated losses)	Income	Equity	interests	Total Equity
(As adjusted)
Balance at January 1, 2021	68,286,954	222,587,070	—	—	34,762,909	115,534,210	2,078,409,153	(119,915,075)	45,586,647	2,342,202,005	153,955,535	2,496,157,540
Distribution to the shareholders	—	—	—	—	—	—	—	(361,182,556)	—	(361,182,556)	—	(361,182,556)
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	—	—	8,191,000	8,191,000
Acquisition of noncontrolling interest	—	—	—	—	—	—	(360,861)	—	—	(360,861)	(657,526)	(1,018,387)
Acquisitions of subsidiaries and business	—	—	—	—	—	—	—	—	—	—	34,576,536	34,576,536
Net income (loss)	—	—	—	—	—	—	—	88,706,756	—	88,706,756	(5,134,870)	83,571,886
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(6,497,403)	(6,497,403)	—	(6,497,403)
Unrealized gains on available-for-sale investments, net of reclassification	—	—	—	—	—	—	—	—	2,791,663	2,791,663	—	2,791,663
Share-based compensation (Note 21)	—	—	—	—	—	—	2,464,763	—	—	2,464,763	—	2,464,763
(As adjusted)
Balance at December 31, 2021	68,286,954	222,587,070	—	—	34,762,909	115,534,210	2,080,513,055	(392,390,875)	41,880,907	2,068,124,367	190,930,675	2,259,055,042
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	—	—	400,000	400,000
Net loss	—	—	—	—	—	—	—	(425,153,181)	—	(425,153,181)	(36,536,272)	(461,689,453)
Share repurchase of Urban	—	—	(870,908)	(16,971,057)	—	—	—	—	—	(16,971,057)	—	(16,971,057)
Deconsolidation or disposal of subsidiaries	—	—			—	—	—	—	—	—	(108,190,481)	(108,190,481)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(11,361,872)	(11,361,872)	—	(11,361,872)
Unrealized losses on available-for-sale investments	—	—	—	—	—	—	—	—	(2,786,931)	(2,786,931)	—	(2,786,931)
Share-based compensation (Note 21)	—	—	—	—	—	—	(62,356)	—	—	(62,356)	—	(62,356)
(As adjusted)
Balance at December 31, 2022	68,286,954	222,587,070	(870,908)	(16,971,057)	34,762,909	115,534,210	2,080,450,699	(817,544,056)	27,732,104	1,611,788,970	46,603,922	1,658,392,892
Effect of adoption of ASU 2016-03	—	—	—	—	—	—	—	(20,112,051)	—	(20,112,051)	—	(20,112,051)
Net income (loss)	—	—	—	—	—	—	—	269,316,308	—	269,316,308	(8,788,707)	260,527,601
Repurchase of ordinary shares	—	—	(635,434)	(19,706,775)	—	—	—	—	—	(19,706,775)	—	(19,706,775)
Business combinations under common control	—	—	—	—	—	—	(399,800,000)	—	—	(399,800,000)	—	(399,800,000)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	672,112	672,112	—	672,112
Unrealized gains on available-for-sale investments									(2,934)	(2,934)	—	(2,934)
Share-based compensation (Note 21)	—	—	—	—	—	—	62,650	—	—	62,650	—	62,650
Balance at December 31, 2023	68,286,954	222,587,070	(1,506,342)	(36,677,832)	34,762,909	115,534,210	1,680,713,349	(568,339,799)	28,401,282	1,442,218,280	37,815,215	1,480,033,495
Balance at December 31, 2023 (USD)		31,350,733		(5,165,965)		16,272,653	236,723,524	(80,048,986)	4,000,237	203,132,196	5,326,162	208,458,358

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
	(As adjusted)	(As adjusted)
Operating activities:
Net income(loss)	83,571,886	(461,689,453)	260,527,601	36,694,544
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	119,336,508	125,338,901	116,870,237	16,460,829
Share of (income) loss in equity method investments	(382,874)	1,598,301	1,392,002	196,059
Impairment loss of goodwill	—	91,236,480	—	—
Impairment of indefinite-lived intangible assets	14,047,000	30,892,345	16,027,000	2,257,356
Impairment of long-lived assets	6,246,986	53,244,063	40,559,449	5,712,679
Noncash lease expense	—	310,802,786	271,156,173	38,191,548
Losses from disposal of subsidiaries	—	16,117,056	1,223,952	172,390
Interest income	(4,118,687)	(1,411,662)	(6,009,370)	(846,402)
Bad debt expenses	136,908,842	431,180,588	38,858,275	5,473,074
(Gains) losses and impairment on equity securities held	(9,137,875)	62,156,235	6,998,104	985,662
Losses on disposal of property, plant and equipment	3,348,638	4,518,601	2,166,990	305,214
Foreign exchange gains	(1,242,065)	(17,843,559)	(372,187)	(52,421)
Share-based compensation	2,464,763	(62,356)	62,650	8,824
Changes in operating assets and liabilities:
Accounts receivable	(24,381,337)	(53,611,693)	(5,359,275)	(754,838)
Prepaid rent	(3,106,262)	—	—	—
Inventories	9,404,672	10,626,796	4,764,959	671,130
Amounts due from related parties	(3,436,744)	(8,425,000)	8,372,296	1,179,213
Other current assets	(46,705,102)	63,924,588	(47,920,887)	(6,749,516)
Other assets	(48,408,656)	9,253,744	17,250,340	2,429,660
Accounts payable	5,371,215	(15,933,692)	(50,451,092)	(7,105,888)
Amounts due to related parties	6,090,572	3,561,244	(5,406,910)	(761,547)
Salary and welfare payable	2,170,104	10,348,812	(3,010,962)	(424,085)
Deferred revenue	(55,575,600)	(77,754,052)	(33,539,045)	(4,723,876)
Advance from customers	4,287,025	(18,834,737)	(3,211,266)	(452,297)
Accrued expenses and other current liabilities	59,226,646	69,046,891	26,174,961	3,686,666
Income tax payable	(15,540,477)	6,664,115	32,861,850	4,628,495
Unrecognized tax benefits	38,581,568	21,146,549	28,569,943	4,023,992
Operating lease liabilities	—	(233,948,343)	(256,017,527)	(36,059,314)
Deferred rent	44,185,810	—	—	—
Other long-term liabilities	15,532,192	(10,555,063)	(5,065,347)	(713,439)
Deferred taxes	40,510,113	(127,047,022)	(2,423,339)	(341,320)
Net cash provided by operating activities	379,248,861	294,541,463	455,049,575	64,092,392
Investing activities:
Purchases of property, plant and equipment	(360,706,474)	(83,723,370)	(87,764,045)	(12,361,308)
Purchases of intangible assets	(201,746)	(108,028)	(740,406)	(104,284)
Proceeds from disposal of property, plant and equipment	2,961,611	5,951,096	2,951,611	415,726
Acquisitions, net of cash received	(147,608,325)	—	—	—
Advances for acquisitions	(39,483,494)	—	—	—
Collections of acquisition advances	12,154,500	—	—	—
Advances for purchases of property, plant and equipment	(220,877,020)	—	—	—
Repayments from advances for purchases of property, plant and equipment	22,400,000	3,247,390	—	—
Purchases of short-term investments	(410,189,081)	(161,760,000)	(262,680,045)	(36,997,711)
Proceeds from maturities of short-term investments	536,383,232	550,663,022	167,009,370	23,522,778
Proceeds from maturities of long-term time deposits	50,000,000	—	—	—
Purchase of long-term time deposits	(130,000,000)	—	(63,340,000)	(8,921,252)
Purchases of investments in equity securities	(8,940,000)	—	—	—
Proceeds from disposal of equity securities	284,004,591	116,555,911	—	—
Proceeds from disposal of subsidiaries	1,693,392	79,666,586	37,800,000	5,324,019
Loans to related parties	(564,818,942)	(168,695,802)	—	—
Repayment from related parties	268,133,500	43,555,000	—	—

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
	(As adjusted)	(As adjusted)
Investing activities (continued):
Loans to third parties	(36,944,271)	(14,628,629)	—	—
Repayment from third parties	55,127,367	1,638,833	14,553,007	2,049,748
Loan to franchisees	(423,399,028)	(47,760,740)	(22,643,066)	(3,189,209)
Repayment from franchisees	133,380,285	95,844,426	121,145,169	17,062,940
Others	(1,118,387)	—	—	—
Net cash (used in) generated from investing activities	(978,048,290)	420,445,695	(93,708,405)	(13,198,553)
Financing activities:
Distribution to the shareholders (Note 1)	(320,253,160)	(40,999,458)	—	—
Repurchase of ordinary shares	—	—	(19,706,775)	(2,775,641)
Proceeds from bank loans	858,000,000	305,600,000	174,000,000	24,507,387
Repayment of bank loans	(315,300,000)	(605,500,000)	(458,300,000)	(64,550,205)
Loan from non-controlling interest	9,689,903	5,103,299	272,500	38,381
Capital contribution from noncontrolling interest holders	8,191,000	400,000	—	—
Net cash generated from (used in) financing activities	240,327,743	(335,396,159)	(303,734,275)	(42,780,078)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(1,412,474)	1,248,139	32,086	4,520
Net (decrease) increase in cash and cash equivalents and restricted cash	(359,884,160)	380,839,138	57,638,981	8,118,281
Cash and cash equivalents and restricted cash at the beginning of the year	713,006,753	353,122,593	733,961,731	103,376,348
Cash and cash equivalents and restricted cash at the end of the year	353,122,593	733,961,731	791,600,712	111,494,629
Supplemental disclosure of cash flow information:
Interest paid	(15,303,462)	(27,987,842)	(14,053,841)	(1,979,442)
Income taxes paid	(50,604,876)	(59,441,030)	(61,735,423)	(8,695,252)
Supplemental disclosure of non-cash investing and financing activities:
Consideration payable for acquisitions	15,342,675	—	—	—
Share consideration of disposal of Urban Group	—	16,971,057	—	—
Reconciliation of cash, cash and equivalents and restricted cash
Cash and cash equivalents	330,198,744	699,244,375	765,547,547	107,825,117
Restricted cash, current	3,588,622	7,937,683	6,576,906	926,338
Restricted cash, non-current	19,335,227	26,779,673	19,476,259	2,743,174
Total cash, cash and equivalents and restricted cash shown in the statements of cash flow	353,122,593	733,961,731	791,600,712	111,494,629

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES

GreenTree Hospitality Group Ltd. (the “Company”) was incorporated in the Cayman Islands on October 18, 2017. Alex S. Xu is the founder, Chief Executive Officer (“CEO”) and controlling shareholder of the Company. The Company and its subsidiaries are hereinafter referred to as the “Group.”

On March 27, 2018, the Company completed an initial public offering (“IPO”) on the New York Stock Exchange and offered 10,200,000 ADSs representing 10,200,000 Class A ordinary shares at USD14.00 per ADS.

On January 25, 2019 and June 27, 2019, the Company issued an aggregate of 626,746 Class A ordinary shares as a portion of the purchase consideration for the acquisition of 60% equity interest mainly in Argyle Hotel Management (Beijing) Co., Ltd (“Argyle Beijing”, ”Argyle Hotel Group”).

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

In October and December 2023, the Company repurchased 554,158 and 81,276 Class A ordinary shares respectively and the total amount of cash paid to repurchase these shares are RMB19,706,775 (USD2,775,641).

In June 2022, the Group deconsolidated Argyle Beijing and its subsidiaries due to loss of effective control. In November 2022, the Group deconsolidated Urban and its subsidiaries (Note 4).

In March 2023, the Group completed the acquisition of Da Niang Dumpling Catering Group Co., Ltd. (“Da Niang”) and Huge Cyber Ltd (“Bellagio”) and their subsidiaries, two restaurant chain businesses in China (collectively, the “Restaurant Business”) from GTI. As the Group and the Restaurant Business are under the common control of GTI before and after the acquisition, the acquisition was accounted for as a common control transaction in a manner similar to the pooling-of-interests method (Note 3). Therefore, the Group is required to recast its prior period financial statements to include the Restaurant Business for all periods presented as if the combination had been in effect since the inception of common control, which was prior to the beginning of the earliest presented period.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The principal business activities of the Group are to develop leased-and-operated and franchised-and-managed economy hotels and restaurants under the “GreenTree”, “Da Niang” and “Lu Gang” (or “Bellagio”) brands in the PRC. The Group’s major direct and indirect invested subsidiaries consist of the following as of December 31, 2023:

		Date of
		Incorporation,
	Percentage of	Merger or	Place of	Major
Major subsidiaries	Ownership	Acquisition	Incorporation	Operation
GreenTree Inns Hotel (Shanghai) Management, Inc.	100%	November 30, 2004	PRC	Hotel management
GreenTree Inns Hotel (China) Management, Inc.	100%	June 30, 2005	PRC	Hotel management
GreenTree Inns Jiangpu Hotel (Shanghai) Company Limited.	100%	August 9, 2005	PRC	Hotel management
Hexie (Changzhou) Hotel Management Co., Ltd.	100%	September 14, 2006	PRC	Hotel management
GreenTree Inns Hotel (Jiangsu) Management, Inc.	100%	January 30, 2007	PRC	Hotel management
GreenTree Inns Hotel (Changning) Management, Inc.	100%	January 30, 2007	PRC	Hotel management
GreenTree Inns Hotel (Tianjin) Co., Ltd.	100%	August 2, 2007	PRC	Hotel management
GreenTree Inns Hotel (Zhejiang) Management, Inc.	100%	August 13, 2007	PRC	Hotel management
GreenTree Inns Hotel (Beijing) Management, Inc.	100%	March 17, 2008	PRC	Hotel management
Shiruide Hotel Management (Shanghai) Co., Ltd.	100%	February 16, 2009	PRC	Hotel management
Jinan Dongrunbao Inns Management Co., Ltd.	100%	April 22, 2009	PRC	Hotel management
GreenTree Suites Management Corp (“GreenTree Suites”)	100%	June 30, 2009	Cayman Islands	Investment holding
Pacific Hotel Investment, Inc.(“PHI”)	100%	June 30, 2009	Samoa	Investment holding
GreenTree Inns Hotel Management Group, Inc. (“GreenTree Samoa”)	100%	October 28, 2010	Samoa	Investment holding
GreenTree Hotels (Hong Kong), Limited.	100%	February 17, 2011	Hong Kong	Investment holding
Shanghai Evergreen Technology Co., Ltd. (“Shanghai Evergreen”)	100%	October 20, 2011	PRC	Information technology services
Shanghai Beifu Industrial Co., Ltd.	100%	February 25, 2014	PRC	Hotel management
Shenzhen Gegao Investment Management Co., Ltd.	100%	May 7, 2015	PRC	Investment holding
Yancheng Ruixin Hotel Management Co., Ltd.	70%	June 5, 2015	PRC	Hotel management
Shanghai Jingjia Hotel Co., Ltd.	100%	February 15, 2017	PRC	Hotel management
Shanghai Wumian Hotel Management Co., Ltd.	66.7%	January 16, 2018	PRC	Hotel management
Yancheng Zexin Hotel Management Co., Ltd.	51%	July 1, 2018	PRC	Hotel management
Foshan Baiqinghui Hotel Management Co., Ltd.	70%	August 31, 2018	PRC	Hotel management
GreenTree Hotel (Xuzhou) Co., Ltd.	100%	February 5, 2018	PRC	Hotel property
Banyan Hotel (Xuzhou) Co., Ltd.	100%	May 3, 2018	PRC	Hotel property
Suzhou Ganglongkaiyuan Hotel Management Co., Ltd.	100%	May 31, 2019	PRC	Hotel property
Shanghai Sipei Technology Co., Ltd. (“Shanghai Sipei”)	100%	October 20, 2011	PRC	Information technology services
Da Niang Dumpling Catering Group Co., Ltd.	100%	April 30, 2017	PRC	Restaurant management
Jiangsu Daniang Trading Co., Ltd	100%	April 30, 2017	PRC	Wholesaling
Jiangsu Daniang Food Co., Ltd	100%	April 30, 2017	PRC	Food manufacturing
Huge Cyber Ltd	83.9%	August 21, 2020	Hong Kong	Restaurant management
Bellagio (Shanghai) Catering Management Co., Ltd	83.9%	August 21, 2020	PRC	Restaurant management
Bellagio (Beijing) Catering Management Co., Ltd	83.9%	August 21, 2020	PRC	Restaurant management

Leased-and-operated hotels

The Group owns hotel properties or leases hotel properties from property owners and is responsible for all aspects of hotel operations and management, including hiring, training and supervising the managers and employees required to operate the hotels. In addition, the Group is responsible for hotel development and customization to conform to the standards of the “GreenTree” brand, as well as repairs and maintenance, operating expenses and management of properties over the term of the lease, most initial terms of which ranges from 5 to 20 years.

Leased-and-operated restaurants

The Group leases properties from property owners and is responsible for restaurant operations and management. The Group offers uniform products in the restaurants in order to conform to the standards of the brands of Da Niang and Bellagio.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.    ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Franchised-and-managed hotels

The Group enters into franchise arrangements with property owners or franchisees who lease hotel properties from property owners for which the Group is not responsible for employee recruiting and compensation, except for the general manager of most franchised-and-managed hotels. Under a typical franchise agreement, the franchisee is required to pay an initial franchise fee and recurring franchise management fees equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization and the costs of its operations. The term of the franchise agreement is usually 5 to 20 years and is renewable only upon a mutual agreement between the Group and the franchisee.

Franchised-and-managed restaurants

Under a typical franchise agreement, the franchisee is required to pay an initial franchise fee and recurring franchise management fees equal to a certain percentage of the revenues of the restaurant. The franchisee is responsible for the costs of restaurant decoration and improvement, as well as the costs of its operations.

Wholesales

Revenues from wholesales are primarily derived from agreements signed with supermarkets, distributors and restaurant franchisees for sales of prepared meals and frozen foods manufactured by the Group.

2.   SUMMARY OF PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”).

Basis of consolidation

The consolidated financial statements comprise the financial statements of the Group and its subsidiaries. All intercompany transactions and balances are eliminated upon consolidation.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Use of estimates (continued)

The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for credit losses of financial instruments, fair value measurement and impairment of investments, the useful lives and impairment of property, plant and equipment and intangible assets, valuation allowance for deferred tax assets, impairment of goodwill, average life of memberships, estimates involved in the accounting for its membership program, purchase price allocation, share-based compensation arrangements and discount rate used to measure lease liabilities.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits placed with commercial banks or other financial institutions and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less. All cash and cash equivalents are unrestricted as to withdrawal and use.

Restricted cash

Restricted cash comprise of deposits pledged with banks as security in relation to the guarantees for prepaid cards and deposits restricted due to lawsuit.

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

Investments in equity securities

The Group accounts for its investments in equity securities in accordance with ASC Subtopic 321, Investments – Equity Securities (“ASC 321”). These securities have readily determinable fair values and are generally held for resale in anticipation of short-term market movements and therefore the Group classifies them as investment in equity securities in current assets which are carried at fair value at each balance sheet date. Gains and losses, both realized and unrealized, are included in “Gains (Losses and impairment) on equity securities held” in the consolidated statements of comprehensive income (loss).

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Investments (continued)

Long-term time deposits

Long-term time deposits comprise of deposits placed with certain bank with a maturity of one to three years. Unrealized gains from long-term time deposit of RMB4,726,875, RMB4,534,833 and RMB4,485,000 (USD631,699) were recognized for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2022 and 2023, RMB130,000,000 and RMB63,340,000 (USD8,921,252), respectively, was pledged with banks as security in relation to the guarantee for the long-term bank loans and restricted to use (Note 15).

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

Investments in equity securities that have readily determinable fair values (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value, with unrealized gains and losses from fair value changes recognized in gains (losses and impairment) on equity securities held in the consolidated statements of comprehensive income (loss).

For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative under ASC 321 to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. These investments are measured at fair value on a nonrecurring basis when an orderly transaction for identical or similar investments of the same issuer was identified or when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive income equal to the amount by which the carrying value exceeds the fair value of the investment. The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3).

The available-for-sale debt investment is redeemable shares issued by a private company that is redeemable any time at the Group’s option, which are remeasured at fair value. All changes in the carrying amount of these debt investments are recognized in other comprehensive (loss) income. An impairment loss on the available-for-sale debt investments, if any, is recognized in earnings when the decline in value is determined to be other-than-temporary. The amount of the total other-than-temporary impairment related to the credit loss shall be recognized in earnings. The amount of the total other-than-temporary impairment related to other factors shall be recognized in other comprehensive income (loss), net of applicable taxes.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Adoption of ASU 2016-13

On January 1, 2023, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Group changed the impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance resulted in a cumulative-effect adjustment to increase the opening balance of accumulated losses on January 1, 2023, by RMB20,112,051 (USD2,832,723), primarily with respect to the allowance for credit losses for loans receivable and accounts receivable.

Accounts receivable, net

Accounts receivable are carried at the original invoice amounts less allowances for credit losses and the charges to the allowances are recorded as “General and administrative expenses” in the consolidated statements of comprehensive income (loss). Prior to the Group’s adoption of ASU 2016-13, the Group establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific franchisees, customers, and merchandisers. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposure, as well as the historical trends of collections. After the adoption of ASU 2016-13, the allowance for credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Group applies a roll rate-based method that considers historical collectability based on past due status, the age of the balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.

Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Loans receivable, net

Loans receivable are carried at the original loan principal balances less allowance for uncollectible accounts. The accrued interests, gross and net of allowances, are insignificant for all the periods presented. The Group classified loans receivable as long-term or short-term investments according to their contractual maturity. The estimated credit losses charged to the allowance is classified as “Other general expenses” in the consolidated statements of comprehensive income. Prior to the adoption of ASU 2016-13, the allowance for uncollectible accounts is estimated based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtors. After the adoption of ASU 2016-13, the Group assesses collectability of its loans receivable individually or on a collective basis where similar characteristics exist. In determining the amount of the allowance for credit losses, the Group applies a roll rate-based method and adjusted for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Property, plant and equipment, net

Property, plant and equipment, net are stated at cost less accumulated depreciation and any recorded impairment. Depreciation of property, plant and equipment is provided using the straight-line method over the following expected useful lives:

Leasehold improvements	Over the shorter of the lease term or estimated useful lives
Buildings and plants	20 years
Furniture, fixtures and equipment	3-5 years
Motor vehicles	5 years

Construction in progress represents leasehold improvements under construction or being installed and is stated at cost. Cost comprises original cost of property, plant and equipment, installation, construction and other direct costs. Construction in progress is transferred to leasehold improvements and depreciation commences when the asset is ready for its intended use.

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of betterments that extend the useful life of property, plant and equipment are capitalized as additions to the related assets. Gain or loss on disposal of property, plant and equipment, if any, is recognized in the consolidated statements of comprehensive income (loss) as the difference between the net sales proceeds and the carrying amount of the underlying asset.

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired in accordance with ASC 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill. The Group at the end of each reporting period evaluates whether events and circumstances continue to support the indefinite useful life of relevant intangible assets. If the assets are determined to be impaired, they are written down to their fair values. Impairment of intangible assets are recorded “Other general expenses” in the consolidated statements of comprehensive income (loss).

Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion and are measured at fair value upon acquisition. Reacquired rights represent the franchise right the Group previously granted to the acquiree through franchise agreements and are amortized over the next renewal date in the applicable agreement.

Amortization is computed using the straight-line method over the following estimated useful lives:

Finite-lived trademarks	10 years
Technology	10 years
Network rights	10 years
Purchased software	5-10 years
Reacquired rights	the remaining franchise term

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Business combinations

The Group accounts for business combinations, except for acquisitions of entities under common control, under the purchase method in accordance with ASC 805, Business Combinations. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total of the cost of the acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the identifiable net assets of the acquiree, the difference is recognized directly in earnings. The determination and allocation of fair values to the identifiable net assets acquired, liabilities assumed and noncontrolling interest is based on various assumptions and valuation methodologies requiring considerable judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. The Group determines discount rates to be used based on the risk inherent in the acquiree’s current business model and industry comparisons. Although the Group believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from forecasted amounts and the differences could be material.

Acquisitions of entities under common control requires retrospective combination of entities for all periods presented, as if the combination had been in effect since the inception of common control. Assets and liabilities transferred are recorded at their historical carrying amounts on the date of the transfer. The difference between purchase consideration and historical value of the net assets on the date of the transfer are recognized in total stockholders’ equity on the consolidated balance sheets.

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the identifiable assets acquired less liabilities assumed of an acquired business. Goodwill arose from business combinations is not amortized, but instead tested for impairment at the reporting unit level at least annually, or more frequently if certain circumstances indicate a possible impairment may exist. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2022 and 2023, the Group has three reporting units, consisting of hotel business, Da Niang business and Bellagio business.

The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC 350-20, Testing Goodwill for Impairment. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is conducted. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

On disposal of a portion of reporting unit that constitutes a business, the attributable amount of goodwill is included in the determination of the amount of gain or loss recognized upon disposal. When the Group disposes of a business within the reporting unit, the amount of goodwill disposed is measured on the basis of the relative fair value of the business disposed and the portion of the reporting unit retained.

No impairment was recorded for the years ended December 31, 2021 and 2023. Impairment loss of RMB91,236,480 of goodwill was recorded before the Group deconsolidated Argyle Beijing and Urban during the year ended December 31, 2022 (Note 4).

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets for impairment individually or as a group at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of the other assets and liabilities. Whenever events or changes in circumstances indicate that their carrying amount may not be recoverable, the Group compares the carrying amount of the asset (or group of assets) to the sum of future undiscounted net cash flows expected to result from the use of the asset (or group of assets) and its eventual disposition. If the carrying amount is higher than the sum of undiscounted future cash flows, an impairment loss is measured based on the excess of the carrying amount of the asset (or group of assets) over its fair value and recorded in “Other general expenses” in the consolidated statements of comprehensive income (loss). The carrying amount of the asset (or the long-lived assets in the asset group on a pro rata basis using the relative carrying amounts) is reduced to the extent not lower than the fair value of the asset. The adjusted carrying amounts after an impairment charge represent the new cost basis and is depreciated over the remaining useful lives. Fair values of the long-lived assets (or groups of assets) were estimated by the Group based on the income approach using the discounted cash flow associated with the underlying assets. The Group recognized impairment losses of RMB6,246,986, RMB53,244,063 and RMB40,559,449 (USD5,712,679) for the years ended December 31, 2021, 2022 and 2023, respectively, out of which impairment losses of nil, RMB48,306,360 and RMB40,559,449 (USD5,712,679) for the years ended December 31,2021, 2022 and 2023, respectively, were charge to the long-lived assets (excluding indefinite-lived intangible asset, Note 10) in hotel business segment and impairment losses of RMB6,246,986, RMB4,937,703 and nil for the years ended December 31, 2021, 2022 and 2023, respectively, were charge to the long-lived assets in restaurant business segment.

Revenue recognition

Leased and operated hotel revenues

Revenues from leased-and-operated hotels are primarily derived from hotel operations including the rental of rooms. Each of these services represent an individual performance obligation and, in exchange for these services, the Group receives fixed amounts based on fixed rates or fixed standalone selling price. Revenue is recognized when rooms are occupied when the respective performance obligations are satisfied.

Sublease rental revenues are derived from subleasing partial space of the leased-and-operated hotels to third-parties. In accordance with the provisions of ASC 842, since the Group has not been relieved as the primary obligor of the head lease, the Group cannot net the sublease income against its lease payment to calculate the lease liability and ROU asset. The Group records sub-lease rental revenue over the term of the subleases on a straight-line basis. The sublease rental revenue included in leased-and-operated hotels revenue amounted to RMB74,689,226, RMB61,578,703 and RMB102,194,590 (USD14,393,807) for the years ended December 31, 2021, 2022 and 2023, respectively.

Leased and operated restaurant revenues

Revenues from leased-and-operated restaurants are primarily derived from restaurant operations, including the dine-in orders in restaurants and take-out orders sold through third-party platforms. Revenues are recognized when a customer takes possession of the food, which is when our obligation to perform is satisfied. Payment terms with respect to these sales are short-term in nature.

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

In addition, the Group designates hotel managers to certain hotels and accounts for hotel manager fees related to the hotels under the franchise program as revenues. Pursuant to the franchise-and-management agreements, the Group charges the franchisees fixed hotel manager fees to compensate the Group for the franchised-and-managed hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses as incurred. During the years ended December 31, 2021, 2022 and 2023, the hotel manager fees that were recognized as part of franchised-and-managed hotels revenue were RMB131,027,473, RMB115,738,098 and RMB134,798,805 (USD18,986,015), respectively.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Franchise and managed restaurant revenues

Franchise and managed restaurant revenues consist of initial one-time non-refundable franchise fees and continuing franchise fees. The one-time franchise fees are fixed consideration payable upon submission of a franchise application or renewal and are recognized on a straight-line basis over the initial or renewal term of the franchise agreements. Such revenues have been insignificant during the presented periods. The Group does not consider this advance consideration to include a significant financing component, since it is used to protect the Group from the franchisees failing to adequately complete some or all of its obligations under the contract. Continuing franchise fees are based upon a percentage of franchisee sales, as those sales occur. The continuing fees represent variable consideration, as the transaction price is based on a percentage of underlying service revenue is recognized by the franchisees’ operations. The Group recognizes continuing franchise fees monthly over the term of the agreement as those amounts become payable.

Wholesale and other revenues

Wholesale revenues are primarily derived from sales of prepared meals and frozen foods to supermarkets, distributors and restaurant franchisees. The revenues from product sales are recognized at a point in time when the control of the product is transferred to the customer. The Group recognizes revenues net of discounts, return allowances and sales rebate. The Group estimates product returns based on historical experience, which historically have not been significant. Payment terms with respect to these sales are short-term in nature.

Other revenues are derived from hotel business segment selling hotel related products through the Group’s online mall and to franchisees. Revenues are recognized upon customers’ acceptance. Such revenues have been insignificant during the presented periods.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

PRC Value-Added Taxes and related tax surcharges

The accommodation services of the Group are subject to 6% of Value-Added Taxes (“VAT”) and the restaurant services of the Group are subject to 13% of Value - Added Taxes. Revenues are recorded net of VAT.

The Group is subject to education surtax and urban maintenance and construction tax, on the services provided in the PRC.

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income (loss) as incurred, and amounted to RMB37,347,260, RMB35,872,725 and RMB24,170,599 (USD3,404,358) for the years ended December 31, 2021, 2022 and 2023, respectively.

Government subsidies

Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. During the years ended December 31, 2021, 2022 and 2023, the Group received financial subsidies of RMB16,993,539, RMB11,466,168 and RMB13,076,243 (USD1,849,483), respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other operating income when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive any or similar subsidies in the future.

Interest

Interest income is mainly generated from bank deposits and other interest earning financial assets and is recognized on an accrual basis using the effective interest method.

Leases

The Group leases properties from property owners. In evaluating whether an agreement constitute a lease. the Group reviews the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease at the commencement date of a lease. However, the Group has no finance leases for any of the periods presented. The Group recognizes a lease liability for future fixed lease payments and a right-of-use (“ROU”) asset representing the right to use the underlying asset for the lease term. The lease term is based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. Lease liabilities are recognized at commencement date based on the present value of fixed lease payments over the lease term using the rate implicit in the lease, if available, or the Group’s incremental borrowing rate. As its leases do not provide an implicit borrowing rate, the Group uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. Current maturities of operating lease liabilities are classified as operating lease liabilities, current in the Group’s consolidated balance sheets. Most leases have initial terms ranging from 5 to 20 years. The Group’s lease agreements may include non-lease components, mainly common area maintenance, which are combined with the lease components as the Group elects to account for these components as a single lease component, as permitted. Besides, the Group’s lease payments are fixed. Lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Leases (continued)

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

The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit or appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each tax audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Group has elected to include interest and penalties related to an uncertain tax position in “income tax (expense) benefit” in the consolidated statements of comprehensive income (loss).

Foreign currency translation and transactions

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Group, GreenTree Samoa, GreenTree Suites, PHI and the entities incorporated in Hong Kong is the United States dollar (“USD”). The financial records of PRC subsidiaries of the Group are maintained in the local currency, the Renminbi (“RMB”), which is their functional currency.

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation and transactions (continued)

Assets and liabilities are translated into RMB at the exchange rate at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive loss (income) in the consolidated statements of comprehensive income (loss).

Convenience translation

Translations of amounts from RMB into U.S. dollars into U.S. dollars are solely for the convenience of the reader and were calculated at the noon buying rate of USD1 to RMB7.0999 on December 31, 2023, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2023, or at any other rate.

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

For the available-for-sale debt investment, the Group uses a combination of valuation methodologies, including income approach and Black-Scholes-Merton valuation model based on the Group’s best estimate, which is determined by using information including but not limited to the future cash flow forecast, discount rate, expected volatility and a discount for lack of marketability.

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

The following table summarizes the Group’s financial assets and liabilities measured and recorded at fair value as of December 31, 2022 and 2023 on a recurring basis:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active	Significant
	As of	Markets for	Other	Significant
	December 31,	Identical	Observable	Unobservable
	2022	Assets	Inputs	Inputs
Description	(As adjusted)	(Level 1)	(Level 2)	(Level 3)
Short-term investments
Wealth management products	156,031,572	—	156,031,572	—
Investments in equity securities
Equity securities with readily determinable fair value	41,361,346	41,361,346	—	—
Long-term investments
Equity securities with readily determinable fair value	27,408,446	27,408,446	—	—
Available-for-sale debt investment	103,706,206	—	—	103,706,206
Total	328,507,570	68,769,792	156,031,572	103,706,206

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2023	(Level 1)	(Level 2)	(Level 3)
Short-term investments
Wealth management products	287,711,617	—	287,711,617	—
Investments in equity securities
Equity securities with readily determinable fair value	26,076,169	26,076,169	—	—
Long-term investments
Equity securities with readily determinable fair value	38,324,789	38,324,789	—	—
Available-for-sale debt investment	103,703,272	—	—	103,703,272
Total	455,815,847	64,400,958	287,711,617	103,703,272

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.    SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Fair value (continued)

Assets and Liabilities Measured at Fair Value on a recurring basis (continued)

Reconciliations of assets and liabilities categorized within Level 3 under the fair value hierarchy are as follows:

Available-for-
sale debt
investment
December 31, 2022 (As adjusted)	103,706,206
Net unrealized fair value change recognized in other comprehensive loss	(2,934)
December 31, 2023	103,703,272
December 31, 2023 (USD)	14,606,300

Significant Unobservable Inputs

		Inputs	Inputs
		as of December	as of December
Financial Assets	Unobservable Input	31, 2022	31, 2023
Available-for-sale	WACC	12%	12%
	Discount for lack of marketability	34%	35%
	Expected volatility	52%	36%

Comprehensive income

Comprehensive income is defined as the increase in equity of the Group during a year from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive income (loss) of the Group includes the foreign currency translation adjustments and unrealized gains (losses) on available-for-sale investments.

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM has been identified as the CEO of the Group. When there is any change to the Group’s reportable segments, prior period segment information is retrospectively revised to conform to current period presentation.

The Group primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in the PRC. For the year ended December 31, 2021, 2022 and 2023, the segment results were shown in Note 28.

Employee benefits

The full-time employees of the Group’s PRC subsidiaries participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary of the Group to make contributions to the government for these benefits beyond the contribution made. The total amounts for such employee benefits, which were expensed as incurred, RMB59,058,712, RMB63,954,002 and RMB54,737,023 (USD7,709,548) for the years ended December 31, 2021, 2022 and 2023, respectively.

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

Earnings (loss) per share

Class A and Class B ordinary shares have the same rights with regard to dividends and distributions upon liquidation of the Group. Net income (loss) is allocated on a pro rata basis to the Class A and Class B ordinary shares to the extent that each class shares in income for the period. Basic earnings (loss) per share for each class of ordinary shares is computed by dividing net income (loss) attributable to that class by the weighted average number of ordinary shares outstanding of that class for the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to the Class A and Class B ordinary shares as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive. Contingently issuable shares relating to shares to be issued as a part of purchase consideration associated with business combinations, are included in the computation of basic earnings per share only when there is no circumstance under which those shares would not be issued. Contingently issuable shares are included in the denominator of the diluted calculation as of the beginning of the period or as of the inception date of the contingent share arrangement, if later, only when dilutive and when all the necessary conditions have been satisfied as of the reporting period end.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, long-term deposits, accounts receivable, amounts due from related and loans receivable. As of December 31, 2022, the Group had RMB1,045,181,927 and RMB4,811,376 of cash and cash equivalents and restricted cash, short-term investment and long-term time deposits that are held by financial institutions in the PRC and by international financial institutions outside of the PRC, respectively. As of December 31, 2023, the Group had RMB1,120,364,700 (USD157,800,068) and RMB152,287,629 (USD21,449,264) of cash and cash equivalents and restricted cash, short-term investments and long-term time deposits that are held by financial institutions in the PRC and by international financial institutions outside of the PRC, respectively. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The Group made loans to third-party individuals and related parties under loan agreements and is exposed to credit risk in case of defaults by the debtors. The maximum amount of loss due to credit risk is limited to the total outstanding principal plus accrued interest on the balance sheet date. As of December 31, 2022 and 2023, there were RMB1,073,930,780 and RMB533,195,219 (USD75,098,976) of loans receivable outstanding, respectively. The Group evaluates and monitors the credit worthiness of the debtors and records an allowance for uncollectible accounts based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtor.

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

Foreign Currency Exchange Rate Risk

The functional currency of the Company is USD, and the reporting currency is RMB. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The appreciation of the USD against the RMB was approximately 2.94% in 2023. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against USD would result in foreign currency translation loss when translating the net assets of the Group from USD into RMB.

Accounting Standards Not Yet Adopted

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments also clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. This guidance also requires certain disclosures for equity securities subject to contractual sale restrictions. The new guidance is required to be applied prospectively with any adjustments from the adoption of the amendments recognized in earnings and disclosed on the date of adoption. This guidance is effective for the Group for fiscal years beginning after December 15, 2023, including interim periods therein. Early adoption is permitted. The Group does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations and cash flows.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. This update will be effective for the Group’s fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Group is currently in the process of evaluating the disclosure impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Improvements to income tax disclosures (“ASU 2023-09”), which requires entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. The ASU 2023-09 also eliminates certain existing requirements related to uncertain tax positions and unrecognized deferred tax liabilities and replaces the term “public entity” with “public business entity” (PBE) in ASC 740. This update will be effective for the company’s fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company is currently in the process of evaluating the disclosure impact of adopting ASU 2023-09.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.    BUSINESS COMBINATIONS

Common control acquisition in 2023:

In March 2023, the Group completed acquisition of the Restaurant Business from GTI with a total consideration amounting RMB399,800,000 (USD56,310,652), which effectively settled the amounts of RMB326,440,000, RMB28,278,520 and RMB45,081,480 due from GTI, Beifu Hongkong Indutrial Co, Limited (“Beifu HK”) and Shanghai Aotao Industrial Co., Ltd (together with its subsidiaries and VIE, known as “Aotao”), respectively, as of December 31, 2022 (Note 25). Before and after the acquisition, the Restaurant Business and the Group were both ultimately controlled by GTI. Thus, the acquisition was accounted for as business combinations under common control using the pooling-of-interests method. The Group as the receiving entity recast its comparative consolidated financial statements for the prior periods as if the Restaurant Business was part of the Group since the inception of common control. Assets and liabilities received were recorded at historical carrying amounts of the Restaurant Business on the date of the transfer with no gain or losses recorded. The only goodwill that is recognized is any existing goodwill relating to the acquired business.

The income (loss) from operations, income (loss) before income taxes and share of losses in equity method investments, net income (loss) and other comprehensive loss, net of tax for the year ended December 31, 2021 and 2022, have been recast as follows:

	Year Ended December 31,2021
	As previously reported	Restaurant Business	As adjusted
	RMB	RMB	RMB
Income (loss) from operations	153,923,380	(24,723,556)	129,199,824
Income(loss) before income taxes and share of losses in equity method investments	222,182,847	(26,706,604)	195,476,243
Net income(loss)	113,676,839	(30,104,953)	83,571,886
Other comprehensive loss, net of tax	(3,705,740)	—	(3,705,740)

For the year ended December 31, 2021, the Company’s basic and diluted earnings per share as reported was RMB1.14 to both class A shares and class B shares. Due to the items noted above, the Company’s earnings per share has been adjusted to RMB0.83 to both class A shares and class B shares.

	Year Ended December 31,2022
	As previously reported	Restaurant Business	As adjusted
	RMB	RMB	RMB
Loss from operations	(443,141,983)	(43,387,847)	(486,529,830)
Loss before income taxes and share of losses in equity method investments	(459,060,589)	(45,103,465)	(504,164,054)
Net loss	(415,066,472)	(46,622,981)	(461,689,453)
Other comprehensive loss, net of tax	(14,148,803)	—	(14,148,803)

For the year ended December 31, 2022, the Company’s basic and diluted loss per share as reported was RMB3.71 to both class A shares and class B shares. Due to the items noted above, the Company’s basic and diluted loss per share has been adjusted to RMB4.13 to both class A shares and class B shares.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.    BUSINESS COMBINATIONS (CONTINUED)

Business combinations in 2021:

During the years ended 2021, the Group completed three business combinations. The total consideration amounted to RMB23,000,000. The consideration paid is RMB19,530,000. The results of the acquired hotel’s operation have been included in the Group’s consolidated financial statements since its respective dates of acquisition. The Group completed the valuations necessary to assess the fair value of the acquired assets and liabilities and the non-controlling interests (if applicable) with the assistance from an independent valuation firm, resulting from which the amounts of goodwill were determined and recognized as of the respective acquisition dates. Goodwill, which is non-deductible for tax purposes, is primarily attributable to the synergies expected to be achieved from the acquisitions. The initial accounting is incomplete as the valuations of intangible assets.

The net revenue and net loss of the acquire included in the consolidated statements of comprehensive income for the year ended December 31, 2021 were not material. Neither the results of operations since the acquisition dates nor the pro forma results of operations of the acquirees were presented because the effects of these business combinations, individually and in the aggregate, were not significant to the Group’s consolidated results of operations.

The following is a summary of the fair values of the aggregate assets acquired and liabilities assumed:

	2021	Amortization Period
Property, plant and equipment	92,075	3-5 years
Intangible assets
Trademark	36,896,000	10 years
Goodwill	20,588,461
Noncontrolling interest	(34,576,536)
Total	23,000,000

4.    DECONSOLIDATIONS

Deconsolidation of Argyle

The Group became the major shareholder of Argyle Beijing and its subsidiaries (“Argyle”) in April 2019. Starting late May 2022, the Group has been in a dispute with Mr. Kevin Zhang, the minority shareholder and general manager of Argyle, as to the performance of relevant transaction documents and/or compliance with local laws and regulations by Mr. Zhang. Since then, Mr. Zhang refused, and caused other management team members of Argyle to refuse, to provide the Group with any operational or financial information of Argyle. The Group passed a board resolution to replace Mr. Zhang as Argyle’s general manager with effect from June 1, 2022. However, Mr. Zhang continued to run the daily operations of Argyle and refused to transfer any of his roles and responsibilities to the new management team appointed by the Group. Mr. Zhang also refused, and caused others at Argyle to refuse, to hand over Argyle’s assets, including office space, original licenses, official seals and bank security tokens, which are needed to conduct operational and financial activities, and effectively denied the Group’s access to and control of the bank accounts of Argyle.

Despite the Group legally holding a 60% equity ownership in Argyle, the Group concluded that starting from June 1, 2022, it lost the power and ability to direct the relevant activities of Argyle in accordance with ASC 810-10-40-4 and ASC 810-10-55-4A:

●	The Group could not access or obtain sufficient financial information or operational documents, and has effectively lost the power and ability to manage funds and operations of Argyle; and
●	The minority interest shareholder has obtained substantive participating rights as defined in ASC 810-10-25-11, which would overcome the presumption that the Group with a majority voting interest shall consolidate Argyle. Specifically, Mr. Zhang as the former general manager of Argyle by the above-mentioned actions and inactions effectively took the rights and responsibilities for implementing Argyle’s policies and procedures; and establishing operating and capital decisions of Argyle.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.    DECONSOLIDATIONS (CONTINUED)

Deconsolidation of Argyle (continued)

As a result, the Group has deconsolidated Argyle since June 2022. As of December 31, 2023, the dispute with Mr. Zhang was still ongoing.

The Group conducted an impairment assessment and recorded impairment of RMB17,054,641, RMB700,762 and RMB42,198,904 for the property, plant and equipment, intangible assets with definite lives and goodwill respectively, related to the business of Argyle before the deconsolidation. The Group measured the retained interest in Argyle at the then fair value of RMB48,000,000 estimated with the assistance of a third-party independent valuer and recorded a disposal loss of RMB13,944,925. The impairment of long-lived assets and disposal losses before and upon the deconsolidation in 2022 are included in “Other general expenses” in the consolidated statements of comprehensive income (loss).

The Group has been and will continue to vigorously pursue all legal remedies available to it; however, it has not been able to make any management decisions or have any meaningful influence over the operation of Argyle. Therefore, the Group accounts for its equity interests in Argyle using the measurement alternative method under ASC 321 (Note 13) and an impairment loss of RMB42,000,000 was subsequently recorded in “(Losses and impairment) Gains on equity securities held” in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2022. The carrying value of the investment in Argyle at December 31, 2022 and 2023 was insignificant.

The Group estimated fair value using the income approach and the market approach. The fair value determined using the income approach was compared with comparable market data and reconciled, as necessary, which is determined by using information including but not limited to the future cash flow forecast, discount rate, and a discount for lack of marketability and control.

Deconsolidation of Urban

In November 2022, the Group and the minority shareholder of Urban entered into definitive agreements for the minority shareholder and its designated person to repurchase all of the equity interest in Urban and its subsidiaries held by the Group. As of November 25, 2022, the transaction was completed and since then the Group deconsolidated Urban. The total consideration of RMB142,971,057 consisted of 870,908 ordinary shares of the Group with a fair value of RMB16,971,057 and RMB126,000,000 in cash. RMB88,200,000 of total cash consideration was received in 2022 and the remaining receivables are included in “Other current assets” of consolidated balance sheets as of December 31,2022. The shares and remaining cash consideration amounting RMB37,800,000 were received in 2023.

The Group conducted impairment assessments and recognized impairment losses of RMB12,000,345, and RMB10,640,503 for the indefinite-lived trademark and property, plant and equipment, respectively, before the deconsolidation. The Group also recorded an impairment loss of RMB49,037,576 for the goodwill related to the business of Urban and recognized a disposal loss of RMB855,223 for the year ended December 31,2022. Disposal losses and all impairment losses of long-lived assets excluding goodwill are included in “Other general expenses” in the consolidated statements of comprehensive income (loss).

The Group estimated fair value using the income approach and the market approach. The fair value determined using the income approach was compared with comparable market data and reconciled, as necessary.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.    REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenues

The following tables present our revenues disaggregated by the type of the services:

	Years Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
	(As adjusted)	(As adjusted)
Leased and operated revenues	963,727,199	700,022,649	787,814,342	110,961,329
Hotel	391,960,031	338,506,220	490,924,060	69,145,208
Restaurant	571,767,168	361,516,429	296,890,282	41,816,121
Franchise and managed revenues	782,572,078	588,463,368	705,244,948	99,331,673
Hotel	774,359,348	582,441,077	696,321,236	98,074,795
Restaurant	8,212,730	6,022,291	8,923,712	1,256,878
Wholesales and others	221,515,742	180,588,258	134,198,399	18,901,449
Total	1,967,815,019	1,469,074,275	1,627,257,689	229,194,451

Substantially all revenues are generated in the PRC.

Contract Balances

The Group’s payments from customers are based on the billing terms established in contracts. Customer billings are classified as accounts receivable when the Group’s right to consideration is unconditional. If the right to consideration is conditional on future performance under the contract, the balance is classified as a contract asset. Our contract assets are insignificant at December 31, 2022 and 2023.

Payments received in advance of performance under the contract are classified as current or non-current contract liabilities on the Group’s consolidated balance sheets and are recognized as revenue as the Group performs under the contract.

	Years Ended December 31,
	2022	2023	2023
	RMB	RMB	USD
	(As adjusted)
Advance from customers	25,604,363	22,393,097	3,154,002
Deferred revenue-current	193,352,239	186,281,838	26,237,248
Deferred revenue-non-current	234,374,415	207,905,769	29,282,915
Total contract liabilities	453,331,017	416,580,704	58,674,165

The deferred revenue balances above, as of December 31, 2022 and 2023 were comprised of the following:

	Years Ended December 31,
	2022	2023	2023
	RMB	RMB	USD
	(As adjusted)
Initial fees received from franchisees owners	193,210,093	169,240,060	23,836,964
Cash received for membership fees and not recognized as revenue	138,656,460	126,864,736	17,868,524
Cash received for prepaid card and sublease	43,719,235	40,828,943	5,750,636
Deferred revenue related to the membership program	52,140,866	57,253,868	8,064,039
Total deferred revenue	427,726,654	394,187,607	55,520,163

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.    REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Contract Balances (continued)

The Group recognized revenues that were previously deferred as contract liabilities of RMB181,300,596 and RMB157,377,305 (USD22,166,130) during the years ended December 31, 2022 and 2023, respectively.

Revenue Allocated to Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of December 31, 2023, the Group had RMB169,240,060 (USD23,836,964) of deferred revenues related to initial fees received from franchisees owners are expected to be recognized as revenues over the remaining contract periods over one to 23 years. The Group had RMB126,864,736 (USD17,868,524) of deferred revenues related to membership fees that are expected to be recognized as revenues over the remaining membership life, which is estimated to be one to five years. The Group had RMB57,253,868 (USD8,064,039) of deferred revenues related to unsatisfied performance obligations under Greentree Reward membership program that will be recognized as revenues when the points are redeemed, which we estimate will occur over the next two years. The Group also had RMB40,828,943 (USD5,750,636) related to cash received for prepaid card and sublease, which are expected to be recognized as revenues in future periods over the terms of the related contracts within two years.

The Group did not estimate revenues expected to be recognized related to the Group’s unsatisfied performance for the following:

●	Revenues related to on-going management and franchise service fees, as they are considered sales-based royalty fees.
●	Revenues related to central reservation system usage fees, IT system maintenance fees, and reimbursement for hotel manager fee, as the related revenues from the satisfaction of these performance obligations is recognized when the Group is entitled to invoice the amount.

6.    ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
	(As adjusted)
Receivables from franchise and managed hotels	84,191,516	82,023,109	11,552,713
Receivables from third-party merchandisers for sublease rental	9,911,179	23,923,294	3,369,526
Receivable from individual and corporate customers and travel agents	36,180,399	13,872,840	1,953,949
Receivables from distributors, supermarkets and franchise and managed restaurants	13,474,544	7,600,652	1,070,529
Less: allowances	(8,840,708)	(3,532,016)	(497,474)
Total	134,916,930	123,887,879	17,449,243

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.    ACCOUNTS RECEIVABLE, NET (CONTINUED)

The movements in the allowance for credit losses were as follows:

	2022	2023
	RMB	RMB	USD
	(As adjusted)
Balance of the beginning of the year	3,763,286	8,840,708	1,245,188
Effect on the opening balance of adoption of ASU 2016-03	—	1,504,518	211,907
Provision	29,405,627	12,377,993	1,743,404
Write-off	(24,328,205)	(19,191,203)	(2,703,025)
Balance of the end of the year	8,840,708	3,532,016	497,474

7.    INVENTORIES

The Group’s inventories consist primarily of products to be sold to customers and packing materials as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
	(As adjusted)
Products	9,292,497	9,993,021	1,407,488
Hotel consumables	2,236,082	5,090,286	716,952
Raw materials	7,688,012	3,615,120	509,179
Packing materials and others	2,704,211	1,764,063	248,462
Total	21,920,802	20,462,490	2,882,081

8.    LOANS RECEIVABLE, NET

Loans receivable, net is comprised of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
	(As adjusted)
Loans receivable, current portion
Franchisees	197,473,408	374,022,230	52,679,930
Third parties	38,862,429	32,595,889	4,591,035
Less: allowances	(54,668,667)	(277,097,025)	(39,028,300)
Total	181,667,170	129,521,094	18,242,665

Loans receivable, non-current portion
Franchisees	373,477,244	90,484,128	12,744,423
Third parties	28,344,271	20,000,000	2,816,941
Less: allowances	(224,649,006)	(39,793,823)	(5,604,843)
Total	177,172,509	70,690,305	9,956,521

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.    LOANS RECEIVABLE, NET (CONTINUED)

The Group recognized allowances of RMB99,886,003, RMB161,431,671 and RMB15,396,673 (USD2,168,576) in relation to loans receivables in “Other general expenses” in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2021, 2022 and 2023, respectively.

The following table presents the aging of past-due gross loans receivable as of December 31, 2022 and 2023:

	1 to 3 months	4 to 6 months	7 to 12 months	Over 1 year
	past due	past due	past due	past due	Total
	RMB	RMB	RMB		RMB

December 31, 2022 (As adjusted)	37,705,971	17,747,676	101,491,036	134,179,464	291,124,147
December 31, 2023	16,572,823	24,199,825	63,451,054	215,286,707	319,510,409
December 31, 2023 (USD)	2,334,233	3,408,474	8,936,894	30,322,499	45,002,100

Movement of allowance for loans receivable for the year ended December 31, 2022 and 2023 are as follows:

	2022	2023
	RMB	RMB	USD
	(As adjusted)
Balance of the beginning of the year	117,886,002	279,317,673	39,341,071
Effect on the opening balance of adoption of ASU 2016-03	—	22,176,502	3,123,496
Provision	161,431,671	15,396,673	2,168,576
Balance of the end of the year	279,317,673	316,890,848	44,633,143
Evaluated for impairment on an individual basis	116,852,875	116,302,348	16,380,843

9.    PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
	(As adjusted)
Buildings and plants	685,779,415	685,779,415	96,590,010
Leasehold improvements	700,721,935	705,905,133	99,424,659
Furniture, fixtures and equipment	291,802,076	289,733,445	40,808,102
Motor vehicles	6,852,254	9,358,564	1,318,126
Total	1,685,155,680	1,690,776,557	238,140,897
Less:
Accumulated depreciation	(775,084,743)	(841,035,233)	(118,457,335)
Impairment	(49,354,581)	(54,747,393)	(7,711,009)

Construction in progress	22,304,172	19,955,095	2,810,617
Property, plant and equipment, net	883,020,528	814,949,026	114,783,170

Depreciation expense was RMB114,192,402, RMB119,299,006 and RMB110,184,167 (USD15,519,115) for the years ended December 31, 2021, 2022 and 2023, respectively.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.    PROPERTY, PLANT AND EQUIPMENT, NET (CONTINUED)

As of December 31, 2022, three of the Group’s buildings and a land use right with a net carrying amount of approximately RMB288,220,463 (USD40,595,003) were pledged to secure general banking facilities granted to the Group, respectively (Note 15). As of December 31, 2023, these three buildings and the land use right had been released of pledge (Note 15).

10.    INTANGIBLE ASSETS, NET

	As of December 31, 2022(As adjusted)
	Gross carrying	Accumulated	Accumulated	Net carrying
	value	impairment	amortization	value
	RMB	RMB	RMB	RMB
Indefinite-lived intangible asset:
Da Niang Trademark	495,000,000	375,554,000	—	119,446,000
Finite-lived intangible assets:
Trademarks	41,435,000	—	7,298,266	34,136,734
Technology	4,200,000	—	1,470,000	2,730,000
Network rights	210,755	—	209,550	1,205
Purchased software	23,951,358	—	21,424,106	2,527,252
Reacquired rights	2,531,418	—	1,685,904	845,514
Others	435,185	—	435,185	—
Total	567,763,716	375,554,000	32,523,011	159,686,705

	As of December 31, 2023
	Gross carrying	Accumulated	Accumulated
	value	impairment	amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	RMB	USD
Intangible asset with indefinite life:
Da Niang Trademark	495,000,000	391,580,999	—	103,419,001	14,566,262
Finite-lived intangible assets:
Trademarks	41,435,000	20,305,606	11,918,554	9,210,840	1,297,320
Technology	4,200,000	—	1,890,000	2,310,000	325,357
Network rights	210,755	—	209,550	1,205	170
Purchased software	24,888,810	—	22,772,548	2,116,262	298,069
Reacquired rights	2,531,418	—	1,868,033	663,385	93,435
Others	435,185	—	435,185	—	—
Total	568,701,168	411,886,605	39,093,870	117,720,693	16,580,613

Amortization expense of intangible assets for the years ended December 31, 2021, 2022 and 2023 amounted to RMB5,144,106, RMB6,039,895 and RMB6,686,070 (USD941,714), respectively.

Due to unexpected closures of leased-and-operated restaurants for varying reasons in each year, the Group recognized impairment losses of RMB14,047,000, RMB18,892,000 and RMB16,027,000 (USD2,257,356) for the years ended December 31, 2021, 2022 and 2023, respectively, to Da Niang Trademark in restaurant business segment. The Group evaluated the fair value of Da Niang Trademark using the relief from royalty method with the assistance of a third-party valuer based on assumptions including projected revenue, royalty rate and discount rate, that involve considerable management judgements. Accordingly, actual results may vary significantly from the Group estimates as they are forward-looking and include assumptions about economic and market conditions with uncertain future outcome.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.    INTANGIBLE ASSETS, NET (CONTINUED)

The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Year ending December 31,	RMB	USD
2024	5,134,456	723,173
2025	2,409,138	339,320
2026	1,977,189	278,481
2027	1,608,595	226,566
2028	1,200,812	169,131
Thereafter	1,971,502	277,680

11.    LEASES

The Group has operating leases arrangements for their leased and operated hotels.

A summary of supplemental information related to operating leases as of December 31, 2022 and 2023 is as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
	(As adjusted)
Operating lease right-of-use assets	1,674,595,179	1,535,330,762	216,246,815
Operating lease liabilities, current	272,700,888	267,536,846	37,681,777
Operating lease liabilities, non-current	1,516,274,996	1,391,909,308	196,046,326
Total operating lease liabilities	1,788,975,884	1,659,446,154	233,728,103
Right-of-use assets obtained in exchange for operating lease liabilities	5,636,290	154,520,189	21,763,713
Weighted average remaining lease term (in years)	11	9
Weighted average discount rate	5%	4%

Lease expense for all the Group’s operating leases for the years ended December 31, 2021, 2022 and 2023 were RMB375,446,341, RMB319,102,819 and RMB279,301,541(USD39,338,799), respectively.

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2023 is as follows:

	As of December 31, 2023
	RMB	USD
2024	275,660,096	38,825,913
2025	205,917,308	29,002,846
2026	180,402,897	25,409,217
2027	161,971,532	22,813,213
2028	142,867,512	20,122,468
Thereafter	983,318,006	138,497,445
Total future lease payments	1,950,137,351	274,671,102
Less: imputed interest	290,691,197	40,942,999
Total operating lease liabilities	1,659,446,154	233,728,103

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.    GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2023 were as follows:

	Hotel Business	Restaurant Business	Total
Balance as of January 1, 2022(As adjusted)	120,819,948	147,499,000	268,318,948
Impairment (Note 4)	(91,236,480)	—	(91,236,480)
Balance as of December 31,2022	29,583,468	147,499,000	177,082,468
Balance as of December 31,2023	29,583,468	147,499,000	177,082,468
Balance as of December 31,2023(USD)	4,166,744	20,774,800	24,941,544

13.    INVESTMENTS

Short-term investments

Short-term investments as of December 31, 2022 and 2023 consisted of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
	(As adjusted)
Wealth management products	156,031,572	287,711,617	40,523,334
Time deposits	30,000,000	130,000,000	18,310,117
Total	186,031,572	417,711,617	58,833,451

Investments in equity securities with readily determinable fair values

Equity securities with readily determinable fair value represent investments in the equity securities of publicly listed companies, for which the Group does not have significant influence.

Total unrealized and realized gains and losses of investments in equity securities in current assets for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
	(As adjusted)	(As adjusted)
Total net losses recognized	(9,195,509)	(2,622,450)	(15,344,616)	(2,161,244)
Less: Net realized (losses) gains on equity securities sold	(452,014)	11,294,390	—	—
Net unrealized losses recognized on equity securities held	(8,743,495)	(13,916,840)	(15,344,616)	(2,161,244)

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.    INVESTMENTS (CONTINUED)

Long-term investments

As at December 31, 2022 and 2023, long-term investments consisted of the following:

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
	(As adjusted)
Equity method investments
Shanghai Wiselong Enterprise Management Co., Ltd(“Wiselong”)	26,118,102	25,630,564	3,609,989
Other	9,795,562	7,274,032	1,024,526
Equity securities with readily determinable fair values	27,408,447	38,324,789	5,397,934
Equity securities without readily determinable fair values	9,826,143	9,826,143	1,383,984
Available-for-sale debt investment	103,706,206	103,703,272	14,606,300
Total	176,854,460	184,758,800	26,022,733

Equity securities with readily determinable fair values

Total unrealized and realized gains and losses of equity securities with readily determinable fair values included in long-term investments for the years ended December 31, 2021, 2022 and 2023 were as follows:

	For the years ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
	(As adjusted)	(As adjusted)
Total net gains (losses) recognized	15,623,340	(15,126,672)	9,966,512	1,403,754
Less: Net realized gains on equity securities sold	14,058,448	—	—	—
Net unrealized gains (losses) recognized on equity securities held	1,564,892	(15,126,672)	9,966,512	1,403,754

Equity securities without readily determinable fair values

The equity investments without readily determinable fair value held as of December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
	(As adjusted)
Initial cost	51,523,212	51,523,212	7,256,893
Cumulative unrealized gains	302,931	302,931	42,667
Cumulative unrealized losses (including impairment)	(42,000,000)	(42,000,000)	(5,915,576)
Total carrying value	9,826,143	9,826,143	1,383,984

During the year ended December 31, 2022, impairment of RMB42,000,000 was recorded in “Other general expenses” in the consolidated financial statements of comprehensive income (loss). No impairment was recorded during the years ended December 31, 2021 and 2023.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Available-for-sale debt securities

Available-for-sale debt securities represent the Group’s investment in 30% interest of Yibon, which the Group has the option to require Yibon to redeem the investment at the Group’s discretion. No impairment was recorded for this investment during any of other presented periods.

13.    INVESTMENTS (CONTINUED)

Long-term investments (continued)

Available-for-sale debt securities (continued)

Short-term and long-term debt securities as of December 31, 2022 and 2023 were shown as below:

	As of December 31, 2022 (As adjusted)
			Gross
		Gross	unrecognized	Gross	Gross
	Amortized	unrecognized	holding	unrealized	unrealized
	cost	holding gains	losses	gains	losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
Wealth management products	156,031,572	—	—	—	—	156,031,572
Available-for-sale debt securities of Yibon	103,701,474	—	—	2,791,663	(2,786,931)	103,706,206

	As of December 31, 2023
			Gross
		Gross	unrecognized	Gross	Gross
	Amortized	unrecognized	holding	unrealized	unrealized
	cost	holding gains	losses	gains	losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
Wealth management products	287,711,617	—	—	—	—	287,711,617
Available-for-sale debt securities of Yibon	103,701,474	—	—	2,791,663	(2,789,865)	103,703,272

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.    OTHER ASSETS

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
	(As adjusted)
Current
Receivable from on-line payment platforms	30,037,799	39,540,599	5,569,177
Interest receivable	4,944,657	13,666,330	1,924,862
Deposits	16,777,691	16,066,771	2,262,957
Advance to suppliers	9,168,211	12,190,988	1,717,065
VAT recoverable	9,633,270	13,096,157	1,844,555
Others	45,201,069	22,486,277	3,167,125
Total	115,762,697	117,047,122	16,485,741

Non-current
Rental deposit	54,765,709	56,649,069	7,978,855
Purchase and rental deposits for buildings	192,305,859	192,305,859	27,085,714
VAT recoverable	20,123,329	17,872,226	2,517,250
Others	44,875,793	31,613,426	4,452,657
Less: impairment provision	(192,305,859)	(193,714,980)	(27,284,184)
Total	119,764,831	104,725,600	14,750,292

Purchase and rental deposits for certain real estate properties paid to a third party were full provided due to the financial crisis of the counterparty. The provision of RMB192,305,859 was recorded in “Other general expenses” of the consolidated statements of comprehensive loss for the year ended December 31, 2022.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.    BANK LOANS

Short-term bank loans

Short-term bank loans consisted of RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. The weighted average interest rates for the outstanding short-term bank loans as of December 31, 2022 and 2023 were 4.09% and 3.85%, respectively.

In February 2023, the Group entered into a secured loan agreement with Shanghai Pudong Development Bank, pursuant to which the Group was entitled to borrow a RMB denominated loan of RMB117,000,000 for interest rate at a fixed annual interest rate of 3.85% and maturity date on March 24, 2024. As of December 31, 2023, the remaining amount was amounting to RMB116,800,000 (USD16,450,936), which would be paid in 2024. The Group collateralized such borrowing with time deposits of RMB130,000,000 with maturities of less than one year.

Long-term bank loans

In December 2021, the Group entered into a secured loan agreement with Shanghai Pudong Development Bank, pursuant to which the Group was entitled to borrow a RMB denominated loan of RMB152,000,000 for interest rate at a fixed annual interest rate of 5% and maturity date on February 17, 2023. The Group collateralize such borrowing with short-term investments and long-term time deposits of RMB30,000,000 and RMB130,000,000, respectively. The amount RMB152,000,000 (USD21,408,752) were repaid during 2023.

In December 2021, pursuant to the secured loan agreement with Bank of DaLian, the Group borrowed a secured RMB denominated loan of RMB200,000,000 for interest rate at a fixed annual interest rate of 5% and maturity date on December 27, 2024. The remaining amount RMB180,000,000(USD25,352,470) were all repaid during 2023.

In November 2023, the Group entered into a secured loan agreement with Shanghai Pudong Development Bank, pursuant to which the Group was entitled to borrow a RMB denominated loan of RMB57,000,000 for interest rate at a fixed annual interest rate of 3.50% and maturity date on November 14, 2026. The Group collateralize such borrowing with long-term time deposits of RMB63,340,000.

As of December 31, 2023, aggregate loan principal payments on long-term borrowings are due according to the following schedule:

Year ending December 31,	RMB	USD
2024	200,000	28,169
2025	200,000	28,169
2026	56,600,000	7,971,944
Total	57,000,000	8,028,282

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.    ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
	(As adjusted)
Payable to franchisees	208,604,931	210,052,467	29,585,271
VAT and tax surcharges	121,470,798	129,067,113	18,178,723
Construction payable	15,587,528	22,211,219	3,128,385
Deposits payable	20,162,737	24,759,270	3,487,270
Payable for business combination and asset acquisitions	13,342,676	13,743,026	1,935,664
Others	60,593,723	59,999,622	8,450,770
Total	439,762,393	459,832,717	64,766,083

17.    OTHER LONG-TERM LIABILITIES

As of December 31, 2022 and 2023, other long-term liabilities of RMB124,504,589 and RMB111,711,750 (USD15,734,271), respectively, are mainly comprised of deposits from franchisees.

18.    ORDINARY SHARES

The Group’s Class A and Class B ordinary shares are identical in all respects except for voting and conversion rights. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. On all matters upon which the holders are entitled to vote, the Class A shares and Class B shares then outstanding shall constitute 39.0% and 61.0% of the total voting power of the issued and outstanding shares of the Group, respectively.

19.     ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The changes in accumulated other comprehensive income by component, net of tax, were as follows:

		Unrealized
	Foreign	gains(losses)
	currency	on available-
	translation	for-sale
	adjustments	investments	Total
	RMB	RMB	RMB
Balance at January 1, 2022 (As adjusted)	39,089,244	2,791,663	41,880,907
Net current-period other comprehensive losses	(11,361,872)	(2,786,931)	(14,148,803)
Balance at December 31, 2022 (As adjusted)	27,727,372	4,732	27,732,104
Net current-period other comprehensive gains (losses)	672,112	(2,934)	669,178
Balance at December 31, 2023	28,399,484	1,798	28,401,282
Balance at December 31, 2023 (USD)	3,999,984	253	4,000,237

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.   OPERATING COSTS

Operating costs include all direct costs incurred in the operation of the leased-and-operated hotels and restaurants, cost of providing franchise services, cost of manufacturing products and consist of the following:

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
	(As adjusted)	(As adjusted)
Rental	373,927,843	317,562,563	277,652,599	39,106,551
Utilities	49,096,488	44,864,225	42,865,151	6,037,430
Personnel cost	214,561,372	167,637,463	145,561,157	20,501,860
Depreciation and amortization	99,017,155	104,582,040	92,987,860	13,097,066
Consumable, food and beverage	84,387,597	32,443,116	54,360,427	7,656,506
Costs of hotel manager of franchised-and-managed hotels	114,779,305	107,852,170	114,328,002	16,102,762
Material cost	299,678,656	226,713,708	171,832,538	24,202,107
Other costs of franchised-and-managed hotels	26,123,578	14,340,427	17,518,603	2,467,444
Others	50,944,304	50,517,239	30,332,477	4,272,240
Total	1,312,516,298	1,066,512,951	947,438,814	133,443,966

21.   SHARE BASED COMPENSATION

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

Share-based compensation expense of RMB2,464,763 was recognized in general and administrative expenses for the years ended December 31, 2021. Share-based compensation expense of RMB62,356 was reversed in general and administrative expenses due to forfeitures during the year ended December 31, 2022. Share-based compensation expense of RMB62,650 (USD8,824) was recognized in general and administrative expenses during the year ended December 31, 2023. During the year ended December 31, 2021, 2022 and 2023, cash used to settle the related share-based compensation is nil, nil and nil.

For options granted during the years ended December 31, 2021 and 2022, the weighted-average grant date fair value for options granted was USD2.42 and USD1.34, respectively computed using the binomial option pricing model. The binomial model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of the Group and comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. During the year ended December 31, 2023, no options were granted.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.   SHARE BASED COMPENSATION (CONTINUED)

2018 Share Incentive Plan (continued)

The fair value of share options was estimated using the following significant assumptions:

	Granted in 2021	Granted in 2022
Risk-free interest rate	0.92%	1.35%
Volatility	40%	39%
Dividend yield	2.5%	2.5%
Expected Life	6 years	6 years

The aggregate grant date fair value of the outstanding options was determined to be RMB34,994,421, RMB35,706,209 and RMB36,103,497 (USD5,085,071) as of December 31, 2021, 2022 and 2023, respectively and such amount shall be recognized as compensation expenses using the accelerate method for all employee share options granted. The total fair value of share options vested during the years ended December 31, 2021, 2022 and 2023 were RMB8,319,569, RMB8,998,734 and RMB9,145,095 (USD1,288,060).

Total unrecognized compensation expense related to unvested options was insignificant as of December 31, 2023.

The following table summarized the Group’s share option activity under the option plans:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Life	Value
		USD	Years	USD
Share options outstanding at December 31, 2021 (As adjusted)	992,500	12.27	2.14	—
Granted	10,000	14.00	6	—
Forfeited	(62,000)	12.84	—	—
Share options outstanding at December 31, 2022 (As adjusted)	940,500	12.26	1.18	—
Forfeited	(15,500)	12.52	—	—
Share options outstanding at December 31, 2023	925,000	12.25	0.18	—
Vested and expected to vest at December 31, 2023	925,000	12.25	0.18	—
Exercisable as of December 31, 2023	914,250	12.22	0.18	—

22.   INCOME TAXES

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

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.   INCOME TAXES (CONTINUED)

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5%, and foreign-derived income is exempted from income tax. There are no withholding taxes upon payment of dividends by the subsidiaries incorporated in Hong Kong to its shareholders.

Mainland China

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

Shanghai Evergreen and Shanghai Sipei were recognized as qualified HNTEs since 2017 and 2020, respectively. Their latest qualified periods are for 2023 to 2025 and enjoy a preferential tax rate of 15%.

Income (loss) before income taxes and share of losses in equity method investments consists of:

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
	(As adjusted)	(As adjusted)
Mainland China	198,215,455	(301,862,814)	351,791,690	49,548,823
Others	(2,739,212)	(202,301,240)	28,580,168	4,025,431
Total	195,476,243	(504,164,054)	380,371,858	53,574,254

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive income (loss) are as follows:

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
	(As adjusted)	(As adjusted)
Current tax	112,009,150	86,534,248	120,875,594	17,024,971
Deferred tax	278,081	(130,607,150)	(2,423,339)	(341,320)
Total	112,287,231	(44,072,902)	118,452,255	16,683,651

Reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years ended December 31,
	2021	2022	2023
	(As adjusted)	(As adjusted)
PRC statutory tax rate	25%	25%	25%
Withholding tax on the PRC earnings distribution	11%	9%	3%
Effect of international rate difference	1%	(9)%	(2)%
Effect of preferential tax rate	(8)%	0%	(1)%
FIN48 accrual and reversal	18%	(4)%	7%
Valuation allowance	19%	(10)%	3%
Tax effect of expenses that are not deductible in determining taxable profit	(9)%	(2)%	(4)%
Effective tax rate	57%	9%	31%

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.   INCOME TAXES (CONTINUED)

Mainland China (continued)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2021, 2022 and 2023 are as follows:

	As of December 31
	2022	2023	2023
	RMB	RMB	USD
	(As adjusted)
Deferred tax assets:
Net loss carryforward	148,078,332	156,003,878	21,972,687
Lease liabilities	447,847,914	417,112,367	58,749,048
Bad debt expenses	79,889,329	89,464,616	12,600,828
Deferred revenue	92,320,709	83,228,802	11,722,532
Impairment of long-lived assets and other assets	58,292,381	65,542,792	9,231,509
Accrued expenses	19,923,623	19,373,529	2,728,705
Unrealized losses from equity securities	717,944	1,342,225	189,048
Outside basis difference	5,759,144	—	—
Valuation allowance	(180,469,287)	(192,143,009)	(27,062,777)
Total deferred tax assets	672,360,089	639,925,200	90,131,580
Deferred tax liabilities:
Depreciation of property and equipment	(10,504,158)	(2,479,000)	(349,160)
Unrealized gains from equity securities	(5,360,418)	(1,939,227)	(273,134)
Intangible assets arising from acquisition	(82,416,163)	(75,820,498)	(10,679,094)
Withholding tax on PRC earnings to be distributed	(20,730,212)	(30,504,731)	(4,296,502)
Right-of-use assets	(414,067,632)	(381,932,879)	(53,794,121)
Total deferred tax liabilities	(533,078,583)	(492,676,335)	(69,392,011)

The Group offset deferred tax liabilities and assets pertaining to a particular tax-paying component of the Group within a particular jurisdiction.

The Group evaluates the potential realization of deferred tax assets on an entity-by-entity basis. As of December 31, 2023, management recorded a valuation allowance against the amount of deferred tax assets that it determines is not more-likely-than-not to be realized. As of December 31, 2023, the Group had tax losses carryforwards of RMB624,015,512 (USD87,890,747), mainly deriving from the entities in the PRC. The tax losses in the PRC can be carried forward for five years to offset future taxable profit and which will expire between 2024 and 2028 if not utilized.

The EIT law also imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The cumulated undistributed earnings of the Group’s subsidiaries in mainland China intends to indefinitely reinvested were RMB625,124,881 (USD88,046,998) as of December 31, 2023. As of December 31, 2023, the related withholding tax liability unrecognized was RMB62,512,488 (USD8,804,700).

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.   INCOME TAXES (CONTINUED)

Mainland China (continued)

The Group made its assessment of the level of authority for each of its uncertain tax positions based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time. RMB278,696,225 (USD39,253,542) of the uncertain tax positions, if ultimately recognized, would affect the effective tax rate. A reconciliation of unrecognized tax benefits is as follows:

Unrecognized tax benefits —December 31, 2021(As adjusted)	249,553,169
Increases — tax positions in the current period	27,552,369
Decreases — tax positions in prior period	(19,805,374)
Unrecognized tax benefits — December 31, 2022(As adjusted)	257,300,164
Unrecognized tax benefits — January 1, 2023	257,300,164
Increases — tax positions in the current period	61,493,198
Decreases — tax positions in prior period	(40,097,137)
Unrecognized tax benefits — December 31, 2023	278,696,225

In the year ended December 31, 2023, the Company recorded interest expense of RMB36,687,692 (USD5,167,353). In the year ended December 31, 2023, the Company reversed interest expense of RMB29,836,683 (USD4,202,409). As of December 31, 2023, the accumulated interest expense and penalty recorded by the Group was RMB111,237,228 (USD15,667,436) and nil, respectively.

The Group’s subsidiaries in mainland China are subject to examination by the PRC tax authorities from 2018 through 2023 on non-transfer pricing matters, and from 2013 through 2023 on transfer pricing matters.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.   MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries, subject to certain ceilings. The total contribution for such employee benefits were RMB59,058,712, RMB63,954,002 and RMB54,737,023 (USD7,709,548) for the years ended December 31, 2021, 2022 and 2023, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

24.   STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to make appropriations to certain statutory reserves, namely a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors for the foreign invested enterprises. For other subsidiaries incorporated in the PRC, the general reserve fund was appropriated based on 10% of net profits as reported in each subsidiary’s PRC statutory accounts. General reserve and statutory surplus funds are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare funds are restricted to capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Group in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. As of December 31, 2022 and 2023, the PRC statutory reserve funds amounted to RMB150,208,980 and RMB152,416,879 (USD21,467,468), respectively.

In addition, under PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Group in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of the Group’s PRC totaling RMB898,596,672 and RMB901,492,604 (USD126,972,578) as of December 31, 2022 and 2023, respectively.

Furthermore, cash transfers from the Group’s PRC subsidiaries to the Group’s subsidiaries outside of the PRC are subject to the PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the Group’s PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Group, or otherwise satisfy their foreign currency denominated obligations.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.   RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Group in 2021, 2022 and 2023 consisted of:

Related Party	Nature of the party	Relationship with the Group
Alex S. Xu	Individual	Founder and CEO
Hui Xu	Individual	Brother of Alex S. Xu
Yan Zhang	Individual	Executive officer for catering management entities controlled by GTI
Wen Qi	Individual	Quality Control Manager
GTI	Investment holding	Shareholder of the Group, controlled by Alex S. Xu
Aotao	Restaurant management	Controlled by GTI
Getao Industrial (HK) Limited. (“Getao”)	Restaurant management	Controlled by GTI
Shiquanmeiwei (Beijing) Catering and Management Co., Ltd. (“Shiquanmeiwei”)	Restaurant management	Controlled by GTI
Beifu HK	Restaurant management	Controlled by GTI
Napa Infinity Winery (Shanghai) Inc. (“Napa”)	Wine distributor	Controlled by Hui Xu
Yibon	Hotel management	Equity investee of the Group
Shanxi Hanyuanbaili Hotel Management Co., Ltd. (“Hanyuan”) *	Hotel management	Equity investee of the Group
Woyaojiu Information Technology (Shanghai) Co.,Ltd. (“Woyaojiu”)	Restaurant management	Controlled by Hui Xu
Shanxi Yueyuanbaili Hotel Management Co., Ltd. (“Yueyuan”)	Hotel management	Equity investee of the Group
Apex(Weihai) Industrial Co., Ltd. (“Apex”)	Construction	Controlled by Hui Xu
Geweimei Biotechnology (Wuxi) Co., Ltd. (“Geweimei”)	Food manufacturing	Controlled by GTI
Gelu (Shanghai) Catering Management Co., Ltd. (“Gelu”)	Restaurant management	Controlled by GTI
Shanghai Geyi Catering Management Co., Ltd. (“Geyi”)	Restaurant management	Controlled by GTI
Shanghai Xiaoyi Health Services Co., Ltd. (“Xiaoyi”)	Care service provider	Controlled by GTI
Shanghai Xiangcai Catering Management Co., Ltd. (“Xiangcai”)	Restaurant management	Equity investee of the Group
Wiselong	IT consulting	Equity investee of the Group
Shanghai JYHM Restaurant Management Co., Ltd. (“JYHM”)	Restaurant Management	Previously controlled by GTI, and disposed by GTI during 2022
*	Hanyuan was a subsidiary of the Group before December 2021. Since the Group disposed 5% of the equity interests of Hanyuan on December 6, 2021, Hanyuan has been an equity investee of the Group.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.    RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a)   Related party balances

Due from related parties:	As of December 31
	2022	2023	2023
	RMB	RMB	USD
	(As adjusted)
Current:
Yibon(ii)	7,039,315	7,321,246	1,031,176
Hanyuan (iii)	6,643,508	6,732,977	948,320
Wen Qi (iv)	—	2,360,000	332,399
Yueyuan (iii)	608,394	688,064	96,912
Aotao (i)	45,174,828	141,069	19,869
Others(v)	11,556,512	3,217,386	453,159
GTI (i)	326,440,000	—	—
Beifu HK (i)	28,278,520	—	—
Less: provision	—	(531,961)	(74,925)
Total	425,741,077	19,928,781	2,806,910
Non-current:
Apex (vi)	110,000,000	110,000,000	15,493,176
Qiwen (iv)	2,360,000	—	—
Total	112,360,000	110,000,000	15,493,176

(i). In March 2023, the amounts of RMB399,800,000 (USD56,310,652) in aggregate due from GTI, Aotao and Beifu HK were settled by 100% equity interests of Da Niang and 83.9% equity interests of Bellagio transferred from GTI to the Group. These transactions were accounted for as business combinations under common control (Note 3).

(ii). Current amounts due from Yibon mainly comprised of a loan repayable on demand with an interest rate of 6% per annum with pledge of one Yibon’s leased-and-operated hotel.

(iii). Current amounts due from Hanyuan and Yueyuan are loans to them, who are the equity investees of the Group, for hotel improvement.

(iv). Current amounts due from Wen Qi is a loan with a principal of RMB2,360,000 (USD342,168) with an interest rate of 7.9% per annum maturing in July 2024.

(v). The current amounts mainly consisted of accounts receivable due to daily operations with the related parties which were unsecured, interest free, and repayable upon demand.

(vi). Noncurrent amounts due from related parties as of December 31, 2023 comprised of RMB110,000,000 (USD15,493,176) prepayments made by the Group to Apex to acquire buildings for hotel businesses development. In March 2024, the engineering and fire control acceptance of construction in progress in Weihai, Shandong has been completed.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.    RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a)   Related party balances (continued)

Due to related parties:	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
	(As adjusted)
Current:
Aotao*(i)	12,808,201	12,660,573	1,783,204
Yibon(ii)	7,238,237	—	—
Others(ii)	1,670,765	3,649,720	514,053
Total	21,717,203	16,310,293	2,297,257

(i) Amounts due to Aotao comprised of the payable for advertising service from Aotao and loans from Aotao which were unsecured, interest free, and repayable upon demand.

(ii) Amounts due to Yibon and others represents the trade payables due to the normal business operation with related parties which were unsecured, interest free, and repayable upon demand.

(b)   Related party transactions

During the years ended December 31, 2021, 2022 and 2023, related party transactions consisted of the following:

	Year ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
	(As adjusted)	(As adjusted)
Loan to related parties
Loan to GTI	(206,256,382)	(162,490,000)	—	—
Loan to Hanyuan	—	(3,237,408)	—	—
Loan to Qiwen	—	(2,360,000)	—	—
Loan to Yueyuan	—	(608,394)	—	—
Repayment from GTI	—	42,305,000	—	—
Repayment from Yibon	3,750,000	1,250,000	—	—
Loan to Aotao	(186,051,400)	—	—	—
Repayment from Aotao	121,000,000	—	—	—
Loan to Beifu HK	(169,511,160)	—	—	—
Repayment from Getao on behalf of Beifu HK	143,383,500	—	—	—
Loan to Yibon	(3,000,000)	—	—	—
Interest income from Yibon	544,352	12,333	465,500	65,564
Service provided by related parties	(7,208,533)	(5,770,739)	(14,044)	(1,978)
Goods purchased from related parties	(3,601,778)	(692,797)	(2,837,072)	(399,593)
Service provided to related parties	1,583,446	1,397,915	2,604,417	366,824
Goods sold to related parties	756,899	—	23,787	3,350

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26.    COMMITMENTS AND CONTINGENCIES

Litigation and contingencies

The Group and its operations from time to time are, and in the future may be, parties to or targets of lawsuits, claims, investigations, and proceedings, including but not limited to non-compliance respect to licenses and permits, franchise agreements and lease contracts, which are handled and defended in the ordinary course of business. The Group may be unable to estimate the reasonably possible loss or a range of reasonably possible losses until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, or the progress of settlement negotiations. The Group accrues a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Group accrues the minimum amount. The Group expenses legal costs, including those expected to be incurred in connection with a loss contingency, as incurred.

27.   EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented is calculated as follows:

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
	(As adjusted)	(As adjusted)
Numerator:
Net income (loss) used in calculating earnings per share-basic and diluted	88,706,756	(425,153,181)	269,316,308	37,932,408
Denominator:
Weighted average number of Class A ordinary shares outstanding used in calculating basic and diluted earnings (loss) per share	68,286,954	68,201,056	67,321,003	67,321,003
Weighted average number of Class B ordinary shares outstanding used in calculating basic and diluted earnings (loss) per share	34,762,909	34,762,909	34,762,909	34,762,909
Allocation of undistributed earnings(loss) — basic and diluted:
To Class A Shares	58,782,360	(281,612,076)	177,605,302	25,015,184
To Class B Shares	29,924,396	(143,541,105)	91,711,006	12,917,224
Basic and diluted earnings(loss) per share:
To Class A Shares	0.86	(4.13)	2.64	0.37
To Class B Shares	0.86	(4.13)	2.64	0.37

In November 2022, the Group received 870,908 Class A ordinary shares as a portion of repurchase consideration for the repurchase of Urban Hotel Group, were excluded in the computation of basic and diluted earnings per shares for the year ended December 31, 2022 upon the completion of the disposition of Urban Hotel Group.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.   SEGMENT REPORTING

The Group reports its financial results in two operating segments: (1) Hotel Business and (2) Restaurant Business, which align with the manner in which the CODM currently receives and uses financial information to allocate resource and evaluate the performance of the segments.

The Group derives the results of the segments directly from its internal management reporting system. The CODM reviews the performance of each segment based on its operating results and uses these results to evaluate the performance of, and to allocate resources to, each of the segments. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in the consolidated financial statements. Inter-segment sales are accounted for as if the sales were to third parties, that is, at current market prices. The CODM uses multiple performance measures in evaluating the performance of the operating segments and allocating assets but determined that income (loss) from operations is the measurement principle that is most consistent with those used in measuring the corresponding amounts in the Group’s consolidated financial statements.

The Group currently does not allocate assets to its operating segments, as the CODM does not use such information to allocate resources to or evaluate the performance of the operating segments. The Company retrospectively revised prior period segment information to conform to current period presentation.

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2021.

	Year Ended December 31,2021
	Hotel business	Restaurant business	Eliminations	Consolidated
	RMB	RMB	RMB	RMB
Total revenues	1,206,145,958	765,185,811	(3,516,750)	1,967,815,019
Total operating costs and expenses	(1,079,282,513)	(790,359,158)	1,028,243	(1,868,613,428)
Income (loss) from operations	153,923,380	(22,235,049)	(2,488,507)	129,199,824
Income (loss) before income taxes and share of losses in equity method investments	222,182,847	(24,218,097)	(2,488,507)	195,476,243
Net income(loss)	113,676,839	(28,238,573)	(1,866,380)	83,571,886

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.   SEGMENT REPORT (CONTINUED)

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2022.

	Year Ended December 31,2022
	Hotel business	Restaurant business	Eliminations	Consolidated
	RMB	RMB	RMB	RMB
Total revenues	936,801,282	533,787,252	(1,514,259)	1,469,074,275
Total operating costs and expenses	(1,399,392,154)	(580,020,769)	(184,330)	(1,979,597,253)
Loss from operations	(443,141,983)	(41,689,258)	(1,698,589)	(486,529,830)
Loss before income taxes and share of losses in equity method investments	(459,060,589)	(43,404,876)	(1,698,589)	(504,164,054)
Net loss	(415,066,472)	(45,349,039)	(1,273,942)	(461,689,453)

The table below provides a summary of the Group’s operating segment operating results for the year ended December 31, 2023.

	Year Ended December 31,2023
	Hotel business		Restaurant business		Eliminations		Consolidated
	RMB	USD	RMB	USD	RMB	USD	RMB	USD
Total revenues	1,191,906,073	167,876,459	441,635,966	62,203,124	(6,284,350)	(885,132)	1,627,257,689	229,194,451
Total operating costs and expenses	(881,148,053)	(124,107,108)	(448,102,058)	(63,113,855)	10,471,447	1,474,872	(1,318,778,664)	(185,746,091)
Income (loss) from operation	335,283,353	47,223,672	(3,821,524)	(538,251)	4,187,097	589,740	335,648,926	47,275,161
Income (loss) before income taxes and share of losses in equity method investments	380,115,748	53,538,182	(3,930,987)	(553,668)	4,187,097	589,740	380,371,858	53,574,254
Net income (loss)	265,598,004	37,408,695	(8,210,726)	(1,156,456)	3,140,323	442,305	260,527,601	36,694,544

The following table presents the Group’s revenues disaggregated by segment and by types of products or services.

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
Revenue:
Leased-and-operated hotels	391,960,031	338,506,220	490,924,060	69,145,208
Franchised-and-managed hotels	774,359,348	582,441,077	696,321,236	98,074,795
Wholesale and others	39,826,579	15,853,985	4,660,777	656,456
Hotel business subtotal	1,206,145,958	936,801,282	1,191,906,073	167,876,459
Revenue:
Leased-and-operated restaurants	575,062,530	362,806,697	296,890,282	41,816,122
Franchised-and-managed restaurants	8,212,730	6,022,291	8,923,712	1,256,879
Wholesale and others	181,910,551	164,958,264	135,821,972	19,130,123
Restaurant business subtotal	765,185,811	533,787,252	441,635,966	62,203,124
Inter-segment*	(3,516,750)	(1,514,259)	(6,284,350)	(885,132)
Total revenue	1,967,815,019	1,469,074,275	1,627,257,689	229,194,451

* The inter segment eliminations mainly consist of labor services related to restaurant staff and prepared meals and frozen foods provided by restaurant business segment to hotel business segment.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2022	2023	2023
	RMB	RMB	USD
	(As adjusted)
ASSETS
Current assets
Cash and cash equivalents	15,788,863	13,423,750	1,890,696
Investments in equity securities	3,094,133	978,841	137,867
Amounts due from subsidiaries	122,364,821	125,960,969	17,741,231
Amounts due from a related party	348,019,981	—	—
Other current assets	—	321,495	45,282
Total current assets	489,267,798	140,685,055	19,815,076
Non-current assets:
Investments in subsidiaries	1,803,139,078	2,179,129,452	306,923,964
Investments in equity securities	33,408,446	44,324,789	6,243,016
TOTAL ASSETS	2,325,815,322	2,364,139,296	332,982,056

LIABILITIES AND EQUITY
Current liabilities:
Dividends payable	—	—	—
Short-term bank loans	—	116,800,000	16,450,936
Long -term bank loans, current portion	121,800,000	200,000	28,169
Amounts due to subsidiaries	592,226,352	748,121,016	105,370,642
Total current liabilities	714,026,352	865,121,016	121,849,747
Non-current liabilities:
Long-term bank loans, non-current portion	—	56,800,000	8,000,113
Other long-term liabilities	—	—	—
Total liabilities	714,026,352	921,921,016	129,849,860
Shareholders’ Equity:
Class A ordinary shares (USD0.50 par value per share;400,000,000 and 400,000,000 shares authorized as of December 31, 2022 and 2023; 67,416,046 and 66,780,612 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	222,587,070	222,587,070	31,350,733
Class B ordinary shares (USD0.50 par value per share; 100,000,000 and 100,000,000 shares authorized as of December 31, 2022 and 2023; 34,762,909 and 34,762,909 shares issued and outstanding as of December 31, 2022 and 2023, respectively)	115,534,210	115,534,210	16,272,653
Treasury stock	(16,971,057)	(36,677,832)	(5,165,965)
Additional paid-in capital	2,080,450,699	1,680,713,349	236,723,524
Accumulated losses	(817,544,056)	(568,339,799)	(80,048,986)
Accumulated other comprehensive income	27,732,104	28,401,282	4,000,237
Total Shareholders’ Equity	1,611,788,970	1,442,218,280	203,132,196
TOTAL LIABILITIES AND EQUITY	2,325,815,322	2,364,139,296	332,982,056

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
	(As adjusted)	(As adjusted)
General and administrative expenses	(18,917,120)	(6,740,255)	(6,637,389)	(934,857)
Other general expense	—	(13,944,926)	—	—
Interest income	173,316	1,924	15,128	2,131
Interest expense	—	(5,192,054)	(4,723,335)	(665,268)
Other income	—	22,765,816	19,969,182	2,812,600
Gains(losses) on investments in equity securities	11,519,174	(76,105,482)	7,927,075	1,116,505
Share of profit (losses) in subsidiaries, net (Note a)	95,931,386	(345,938,204)	252,765,647	35,601,297
Net income (loss)	88,706,756	(425,153,181)	269,316,308	37,932,408
Other comprehensive losses, net of tax
– Foreign currency translation adjustments	(3,705,740)	(11,361,872)	672,112	94,665
– Unrealized gains (losses) on available-for-sale investments	—	(2,786,931)	(2,934)	(413)
Comprehensive income (loss)	85,001,016	(439,301,984)	269,985,486	38,026,660

Condensed statements of cash flows

	Year Ended December 31,
	2021	2022	2023	2023
	RMB	RMB	RMB	USD
	(As adjusted)	(As adjusted)
Net cash provided by operating activities	(13,786,532)	(4,198,307)	(12,424,134)	(1,749,903)
Net cash used in investing activities	(113,026,343)	(156,276,810)	(352,234,205)	(49,611,150)
Net cash (used in) provided by financing activities	(46,235,224)	155,679,057	362,690,064	51,083,827

Effect of exchange rate changes on cash and cash equivalents and restricted cash	2,306,901	(2,025,056)	(396,838)	(55,893)

Net decrease in cash and cash equivalents and restricted cash	(170,741,198)	(6,821,116)	(2,365,113)	(333,119)
Cash and cash equivalents and restricted cash at beginning of the year	193,351,177	22,609,979	15,788,863	2,223,815
Cash and cash equivalents and restricted cash at end of the year	22,609,979	15,788,863	13,423,750	1,890,696

(a)	Basis of presentation

In the Group-only financial statements, the Group’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since inception.

The Group records its investment in its subsidiary under the equity method of accounting as prescribed in ASC 323-10 Investment-Equity Method and Joint Ventures, such investment is presented on the balance sheet as “Investment in subsidiaries” and share of the subsidiaries’ profit or loss as “Equity in profit of subsidiaries” on the statements of operations.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted and as such, these Company-only financial statements should be read in conjunction with the Group’s consolidated financial statements.