Form 20-F
period 2024-12-31
GreenTree Hospitality Group Ltd.
filed 2025-04-30
CIK 1724755

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024.

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

Shanghai 200065

People’s Republic of China

* (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing one Class A ordinary share Class A ordinary shares, par value US$0.50 per share *	GHG	New York Stock Exchange, Inc.

*	Not for trading, but only in connection with the registration of American Depositary Shares representing such Class A ordinary shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

66,761,582 Class A ordinary shares were outstanding as of December 31, 2024

34,762,909 Class B ordinary shares were outstanding as of December 31, 2024

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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

☐ Yes  ☐ No

GREENTREE HOSPITALITY GROUP LTD.

FORM 20-F ANNUAL REPORT

FISCAL YEAR ENDED DECEMBER 31, 2024

i

Conventions that Apply to this Annual Report on Form 20-F

In this annual report, unless otherwise indicated:

●	“ADR” or “ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

●	“ADS,” in the context of our restaurant business, are to average daily sales per store, which are calculated by multiplying our restaurants’ average daily tickets by its average check;

●	“ADSs” are to our American depositary shares, each of which represents one (1) Class A ordinary share;

●	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan, the Hong Kong Special Administrative Region and the Macao Special Administrative Region;

●	“GreenTree Inns” brand are to hotels operated under the GreenTree Inns and GreenTree Inns Express brands;

●	“leased-and-operated hotels” and “L&O hotels” are to hotels that we lease or own the premises and operate;

●	“leased-and-operated restaurants” and “L&O restaurants” are to restaurants that we lease or own the premises and operate;

●	“franchised-and-managed hotels” and “F&M hotels” are to hotels that we manage pursuant to various franchise agreements;

●	“franchised-and-managed restaurants” and “F&M restaurants” are to restaurants that we manage pursuant to various franchise agreements;

●	“franchise agreements” are to franchising agreements, management entrustment contracts and/or brand consulting contracts (as applicable);

●	“RMB” or “Renminbi” are to the legal currency of China;

●	“ramp up stage” are to hotels in operation that have been open for six or fewer months;

●	“RevPAR” are to revenue per available room, which are calculated by multiplying our hotels’ average daily room rate by its occupancy rate;

●	“shares” are to, collectively, our Class A ordinary shares and Class B ordinary shares, par value US$0.50 per share;

●	“Tier 1 cities” are to the term used by the National Bureau of Statistics of China and refer to Beijing, Shanghai, Shenzhen and Guangzhou;

●	“Tier 2 cities” are to the 32 major cities, other than Tier 1 cities, as categorized by the National Bureau of Statistics of China, including provincial capitals, administrative capitals of autonomous regions, direct-controlled municipalities and other major cities designated as “municipalities with independent planning” by the State Council;

●	“Tier 3 and lower cities” are to cities in China other than Tier 1 cities and Tier 2 cities;

●	“US$,” “U.S. dollars,” or “dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to accounting principles generally accepted in the United States; and

●	“we,” “us,” “our company” and “our” are to GreenTree Hospitality Group Ltd., our Cayman Islands holding company, and its subsidiaries, as the context requires.

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024, and as of December 31, 2023 and 2024.

Our ADSs are listed on the New York Stock Exchange under the symbol “GHG.”

ii

Currency Translations

This annual report on Form 20-F contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2024. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we have referred to in this annual report and have filed as exhibits to the registration statement, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A. Reserved

B. Capitalization and Indebtedness

Not required.

C. Reasons for the Offer and Use of Proceeds

Not required.

D. Risk Factors

Risks Related to Doing Business in China

Adverse changes in the Chinese economy could have a material adverse effect on the hospitality and restaurant industries in China which could adversely affect our business.

We conduct our operations primarily in China and derive our revenues primarily from our operations there. As the travel, hospitality and restaurant industries are highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many aspects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While China’s economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The growth rate of China’s GDP decreased in the past few years. We cannot assure you that China’s economy will continue to grow, or that if there is growth, such growth will be steady and uniform. If there is a slowdown, such a slowdown could have a negative effect on our business. There is also a possibility that China’s economic growth rate may materially decline in the near future, which may have adverse effects on our financial condition and results of operations. Risk of a material slowdown in China’s economic growth rate may be based on several current or emerging factors, including: (i) occurrence of unusual circumstances; (ii) overinvestment by the government and businesses and excessive credit offered by banks; (iii) a rudimentary monetary policy; (iv) excessive privileges to state-owned enterprises at the expense of private enterprises; (v) the dwindling supply of surplus labor; (vi) a decrease in exports due to weaker overseas demand; (vii) failure to boost domestic consumption; and (viii) challenges resulted from international situations, for instance the tariff war.

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

Political tensions between the United States and China have escalated in recent years due to, among other things, the trade war between the two countries since 2018, the PRC National People’s Congress’ passage of Hong Kong national security legislation and decision of the National People’s Congress on improving the electoral system of the Hong Kong, the imposition of U.S. sanctions on certain Chinese officials from China’s central government and the Hong Kong Special Administrative Region by the U.S. government, the imposition of sanctions on certain individuals from the U.S. by the Chinese government, restrictions in investment into Chinese companies engaged in artificial intelligence, semiconductors and microelectronics, and quantum information technologies sectors as well as various executive orders and proposed regulations including potential restrictions in provision of cloud-computing services to China-based companies. Rising political tensions between China and the U.S. could reduce levels of trade, investment, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. The measures taken by the U.S. and Chinese governments may cause investors to lose confidence in Chinese companies and counterparties, including us.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC and other governments. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. The RMB depreciated approximately 8.2%, 2.9% and 2.8% against the U.S. dollar in 2022, 2023 and 2024, respectively. It remains unclear what further fluctuations may occur.

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

We adopted our 2018 share incentive plan in January 2018. Our board of directors has authorized the issuance of up to 9,000,000 Class A ordinary shares upon exercise of awards granted under our 2018 share incentive plan. See “Item 6. Directors, Senior Management and Employees — Share Incentive Plan.” We and the PRC optionees who participate in the 2018 share incentive plan will be subject to these regulations, as such, the 2018 share incentive plan provides that the PRC optionees shall not exercise their options nor shall they purchase or subscribe for our shares before our company becomes a publicly listed company in the United States. After our initial public offering in the U.S., we have advised our employees and directors participating in the 2018 share incentive plan to handle foreign exchange matters in accordance with the Stock Option Rules. We cannot provide any assurance that we or the PRC optionees of our share incentive plans have complied or will comply with the requirements imposed by the Stock Option Rules. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions, and our ability to further grant shares or share options under our share incentive plans to, and to adopt additional share incentive plans for, our directors and employees may be restricted. Such events could adversely affect our operations.

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

The PRC National People’s Congress promulgated the Labor Contract Law which became effective on January 1, 2008 and was amended on December 28, 2012, and the State Council promulgated implementing rules for the labor contract law on September 18, 2008. The labor contract law and the implementing rules impose requirements concerning, among others, the execution of written contracts between employers and employees, the time limits for probationary periods, and the length of employment contracts. The interpretation and implementation of these regulations are still evolving. Our employment practices may violate the labor contract law and related regulations and we could be subject to penalties, fines or legal fees as a result. If we are subject to severe penalties or incur significant legal fees in connection with labor law disputes or investigations, our business, financial condition and results of operations may be adversely affected.

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

As a holding company, we rely principally on dividends and other payments from our wholly owned operating subsidiaries in China for our cash requirements, including funds necessary to service any debt we may incur, to pay dividends and other cash distributions to our shareholders and to pay our operating expenses. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of December 31, 2022, 2023 and 2024, total statutory reserves of our PRC subsidiaries were RMB150.2 million, RMB152.4 million and RMB155.3 million (US$21.3 million). These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer their net assets to the company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB898.6 million, RMB901.5 million and RMB834.7 million (US$117.6 million) as of December 31, 2022, 2023 and 2024, respectively. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to us or any of our other subsidiaries could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. Also, see “— Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs may be subject to PRC withholding tax on dividends on, and gains realized on their transfer of, our ADSs.”

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

Following the Statement of Protocol signed between the PCAOB and the China Securities Regulatory Commission and the Ministry of Finance of the PRC in August 2022 and the on-site inspections and investigations conducted by the PCAOB staff in Hong Kong from September to November 2022, the PCAOB Board voted in December 2022 to vacate the previous 2021 determinations, and as a result, our auditor, Ernst & Young Hua Ming LLP, is no longer a registered public accounting firm that the PCAOB is unable to inspect or investigate completely as of the date of this annual report or at the time of issuance of the audit report included herein. As such, we were not identified as an SEC-identified issuer following the filing of our annual reports in 2023 and 2024 and we do not expect to be so identified following the filing of our annual report in 2025 either. However, the PCAOB may change its determinations under the HFCA Act at any point in the future. In particular, if the PCAOB finds its ability to completely inspect and investigate registered public accounting firms headquartered in mainland China or Hong Kong is obstructed by the PRC authorities in any way in the future, the PCAOB may act immediately to consider the need to issue new determinations consistent with the HFCA Act. We cannot assure you that the PCAOB will always have complete access to inspect and investigate our auditor, or that we will not be identified as an SEC-identified issuer again in the future.

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

Our success could be adversely affected by the performance of our franchised-and-managed hotels and restaurants. As of December 31, 2024, we franchised-and-managed approximately 98.8% of our hotels, and we derived 62.2%, 58.4% and 58.6% of our revenues from those hotels in 2022, 2023 and 2024, respectively, which include revenues from membership fees of franchised-and-managed hotels. We plan to increase the number of franchised-and-managed hotels and restaurants in operation to increase our national presence in China. Our franchisees may not be able to develop or construct hotel or restaurant properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. If our franchisees reduce their investments in the hospitality and restaurant industries, develop or construct fewer hotel or restaurant properties, or abandon such development or construction altogether, our business, results of operations and financial condition may be materially and adversely affected.

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

As of December 31, 2024, we operated 55 leased-and-operated hotels. As of December 31, 2024, out of our 55 leased-and-operated hotels, 7 had not obtained fire prevention safety inspection certificates, 8 had not obtained public area hygiene permits or the permits had been expired, 9 had not obtained special industry permits, and 9 which engage in catering business had obtained the food operation permits. As of December 31, 2024, 6 of our leased-and-operated hotels shared and operated on the same premises as our other leased-and-operated hotels; these 6 leased and operated hotels had not obtained their own licenses, and are unlikely to be able to obtain them. Given the significant discretion local government authorities have in the examination of our application as well as other factors beyond our control in certain areas, we may be unable to obtain the above outstanding operation permits at all.

Owners of our franchised and managed hotels are subject to same permit and safety requirements as our leased-and-operated hotels. Although we require the hotel owners to obtain and maintain all required permits or licenses, we have limited control over the franchised and managed hotel owners. Any failure to obtain and maintain the required permits or licenses may require us to delay opening of a franchised and managed hotel or to forgo or terminate our franchised and managed hotel arrangement, which could harm our brand, result in lost management revenues and subject us to potential indirect liability. Each of the foregoing could materially and adversely affect our financial condition and results of operations

For our leased-and-operated hotels and restaurants that have not obtained the necessary licenses, and to the extent that the franchisees who did not provide us with the licenses had not obtained the licenses prior to the commencement of their operations, the legal consequences will be as follows:

●	Business license: (i) orders by the registration authority to take corrective action, with the illegal income confiscated; (ii) if market entity refuses to take corrective action, it shall be fined not less than RMB10,000 nor more than RMB100,000, or (iii) if the circumstances are serious, be ordered to suspend or cease continuing operations, and be fined not less than RMB100,000 nor more than RMB500,000;

●	Special industry license (only for the hotel business): warnings or fines of up to RMB1,000 and even up to a 15-days detention. In addition, pursuant to various local regulations, hotels failing to obtain the special industry license may be subject to warnings, orders to suspend or cease continuing business operations, confiscations of illegal gains or fines (for instance, the fines could reach RMB200,000 in Jiangsu if the circumstances are serious);

●	Fire prevention safety inspection certificate: (i) suspension of construction of projects, and/or use or operation of the business; and (ii) fines between RMB30,000 and RMB300,000;

●	Public hygiene license (only for the hotel business): a range of administrative penalties depending on the seriousness of a hotel’s activities: (i) warnings; (ii) fines between RMB500 and RMB30,000; or (iii) suspension of operations for rectification, or revocation of public hygiene license; and

●	Food operation permit: (i) confiscation of illegal gains, food illegally produced for sale and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000 or fines of 10 to 20 times of the value of food if such value is equal to or greater than RMB10,000.

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

If any franchisee is subject to the foregoing legal consequences, whether fines or orders to suspend or even cease operations, due to its failure to obtain necessary licenses and permits or to comply with other requirements, our image and reputation may suffer, and such franchisee may defer making or refuse to make payments in breach of its franchise agreement with us. As we hold equity interests in certain of our franchisees, any regulatory non-compliance by such franchisees may also decrease the value of our investments. In either case, our business and results of operations may be adversely affected. Furthermore, as to certain hotels and restaurants that are being converted from the leased-and-operated model to the franchised-and-managed model, if any franchisee refuses to return and uses any of our hotels’ or restaurants’ permits in breach of their supplementary agreements with us, our company as the registered permit holder could be held liable for any regulatory non-compliance by our franchisees. See “— Our hotels and restaurants being converted into franchised-and-managed hotels may not be able to obtain their own operational licenses or fail to pay us the rent, which may materially and adversely affect our business and results of operations.”

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

Due to our rapid expansion in recent years, we have added a large number of new franchised-and-managed hotels and restaurants into our network, some of which may not be able to provide consistent and high-quality service to meet our standards. To avoid potential damage to our brand name and to ensure the quality of services provided to our guests, we may terminate our franchise agreements with such franchisees. In addition, if any of our franchisees defaults or commits wrongdoing and fails to cure defaults or wrongdoings, we may also need to terminate our franchise agreements. Although our franchise agreements typically allow us to terminate the agreements under many circumstances, our franchisees may dispute our termination or our claim and in such cases we have to submit such disputes for the settlement by courts or arbitration. For example, as of December 31, 2024, we mainly had 27 pending legal proceedings with franchised-and-managed hotels or restaurants. Also, we have in the past closed and may close in the future certain franchised-and-managed hotels and restaurants as a result of disputes with the franchisees for their failure to comply with our requirements on, among other things, the punctual payment of our franchise fees or management fees, the decoration or operation standard, use of our brand, maintenance of the hotel or restaurant condition and appearance, the avoidance of competition between the franchisees, including keeping appropriate distances between the franchised-and-managed hotels or restaurants. For example, for the year ended December 31, 2024, we terminated 206 franchised-and-managed hotels and 27 franchised-and-managed restaurants that did not comply with our brand and operating standards, respectively. If a significant number of our existing franchise agreements are terminated early, our revenue and profit may decrease in the future.

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

Our hotels and restaurants being converted into franchised-and-managed hotels and restaurants may not be able to obtain their own operational licenses or fail to pay us the rent, which may materially and adversely affect our business and results of operations.

During the past few years, we have sought to convert some hotels and restaurants from the leased-and-operated model over to the franchised-and-managed model through selling relevant business assets and handed over the management of such hotels and restaurants, in most of the cases pursuant to an asset, business and personnel transfer agreement or an entrusted operation agreement, or Transfer Agreements, to certain individuals or entities that have subsequently entered into franchise agreements with us and have therefore become our new franchisees. According to the Transfer Agreements, such new franchisees shall take over and operate such hotels and restaurants on their own account and shall take the risks and enjoy the benefits of operating such hotels and restaurants from the completion of the transfer contemplated by such agreements. However, the Transfer Agreements typically allow our franchisees under such arrangements to continue to use the permits of the hotels or restaurants that were previously obtained by us and remain in the name of our company for a transitional period. As of December 31, 2024, some of the abovementioned new franchisees were still using our permits for the relevant hotel or restaurant, most of which are our restaurant franchisees. All of these franchisees have executed a supplementary agreement which requires them to stop using and return to us our permits upon execution of the supplementary agreements. Such supplementary agreements also require the franchisees to indemnify us against all losses, costs or liabilities incurred by us for their defaults under such agreements. However, if any franchisees refuse to return and continue to use any of our permits, our company could be held liable as the registered permit holder for any regulatory non-compliance on the part of our franchisees. As a result, any breach by our franchisees of relevant regulations could cause us to incur relevant legal liability under PRC law, which may materially affect our brand image and our results of operations. In addition, in such instances, because the relevant leases have not been transferred to our new franchisees, we continue to be the tenants of the relevant premises and we remain liable to pay the rent to our landlords, and may not thereafter be fully compensated by the new franchisees. As a result, our result of operations and financial conditions may be materially and adversely affected by the default of such franchisees. Furthermore, such arrangement between us and the new franchisees could be deemed as a sublease, and our landlords may claim that our subleasing arrangement without our landlords’ consent constitutes a default. In such cases, we may be required by our landlords to terminate sublease arrangements and compensate their losses, if any, which may further increase our costs and risks. Moreover, we may not be able to enforce our rights against the franchisees under the supplementary agreements, which would hinder our ability to prevent the franchisees from using our permits and negatively impact our business and our reputation.

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

For most of our franchised-and-managed hotels and restaurants and all but 3 of our leased-and-operated hotels and restaurants, we and our franchisees do not hold property ownership with respect to the premises under which those hotels and restaurants are operated. Instead, we and our franchisees rely on leases or contracted management arrangements with third parties who either own the properties or lease the properties from the ultimate property owner. As of December 31, 2024, 26 of the ultimate owners of the properties of our leased-and-operated hotels or restaurants failed to provide us with the relevant title certificates. As to these 26 ultimate owners, if they have not obtained and provided such title certificates because the relevant properties were constructed by such ultimate owners without having obtained or in violation of a construction project planning permit, our of such properties may be challenged or even invalidated by a government authority or relevant dispute resolution institution. Meanwhile, the property title certificates for the premises on which approximately half of our leased-and-managed hotels or restaurants are located have a different designated use from the actual usage of those properties, and our lease of such properties may be challenged by relevant government authorities and subject us to cessation of operations or fines in an amount of up to RMB30,000 for each property or approximately RMB480,000 in aggregate. If the property owners’ title and the legal rights of our franchisees and us to the leases of such properties are successfully challenged by a government authority or dispute resolution institution as mentioned above, the development or operations of our hotels and restaurants on such properties could be adversely affected.

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

The hospitality and restaurant industries in China are highly competitive. Competition in the industry is primarily based on convenience of location, geographic coverage, service quality, room rates, quality of accommodation, brand name recognition, range of services and guest amenities. We compete primarily with branded chain hotels and restaurants as well as regional and local hotels and restaurants. As for hotels, we also compete with four- and five-star hotels, as we offer rooms with standards comparable to many of those hotels while maintaining competitive pricing. Furthermore, we compete with other hotels for guests in each market segment in which we operate, as our typical business and leisure traveler guests may change their travel, spending and consumption patterns and choose to stay in hotels in different markets. New and existing competitors may offer competitive rates, greater convenience, services or amenities or superior facilities, which could attract guests away from our hotels, resulting in a decrease in occupancy and average daily rates for our hotels. In addition, competition among franchised hotels is intense in attracting potential franchisees and retaining existing franchisees. We believe that hotel operators choose hospitality franchisors based on primarily the value and quality of a franchisor’s brand, reputation and service and the extent to which affiliation with that franchisor may increase the franchisee’s hotel occupancy rates and profitability. Any of these factors may have an adverse effect on our competitive position, results of operations and financial condition. As for restaurants, our high-end restaurants offer comprehensive menus of food and beverage items at competitive and affordable prices. We compete with independent and street-side restaurants, providing a comfortable dining environment with faster service, and more hygienic ingredients. We must continuously adapt our restaurants to their local market environments and the tastes of local customers, and regularly update dishes accordingly. New and existing competitors may offer more competitive or affordable prices, new dishes, better services, and more spacious dining environments to attract our guests, thus adversely affecting our restaurants’ average daily tickets and average checks. We also need to compete with other restaurant chain businesses in China for franchisees. If our restaurant brands, reputation, profitability and ingredient prices are not sufficiently attractive, we may be unable to attract potential franchisees and retain existing franchisees.

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

Our growth depends on our ability to open and profitably operate new hotels under both franchised-and-managed model and leased-and-operated model. In 2022, 2023 and 2024, we opened 287, 414 and 403 new franchised-and-managed hotels, respectively. In 2022, 2023 and 2024, we opened 29, 8 and 2 new leased-and-operated hotels, respectively. For the catering part, in 2024, we opened 39 new franchised-and-managed restaurants. In 2024, we closed 24 leased-and-operated restaurants for strategic purpose. We plan to increase the number of our hotels and restaurants in the future. We may not be successful in identifying and leasing or franchising additional hotel and restaurants properties at desirable locations and on commercially reasonable terms or at all. In more developed cities, it may be difficult to increase the number of hotels and restaurants because we or our competitors may already have operations in such cities. In less developed cities, demand for our hotels and restaurants may not increase as rapidly as we expect. We also may incur substantial costs in connection with evaluating hotel and restaurant properties and negotiating with property owners, including ones that we are subsequently unable to lease or franchise.

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

We have experienced substantial growth since our inception. We have increased the number of our total hotels in operation in China from eight as of December 31, 2005 to 4,425 as of December 31, 2024, and completed our acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China, in 2023. We intend to focus on developing additional franchised-and-managed hotels and restaurants in different geographic locations in China and internationally, as well as growing through mergers, acquisitions and strategic alliances. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological, financial and other resources. There can be no assurance that we will be able to effectively manage our growth. If our growth initiatives fail, and if we fail to integrate new alliances, merged entities or acquired targets into our network, our businesses and prospects may be materially and adversely affected.

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

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, in 2018, we acquired the majority of the equity interests in several hotel operating entities. In 2019, we acquired several properties for strategic development purpose. In 2020, we acquired all the hotel assets from a hotel management company located in Guangxi, and thereafter opened one leased-and-operated hotel under “GreenTree Eastern” brand. In 2021, we have acquired some hotels in some cities where we had limited number of leased-and-operated hotels or we did not have any leased and operated hotels. In 2022, we opened eight leased and operated hotels, all located near transportation hubs, central business districts, or government centers in Shanghai, Chongqing, Hangzhou, Taiyuan, Haikou and Karamay. In 2023, we completed our acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China. Company 2024 and recent transactions

The existing and future acquisitions or investments may expose us to potential risks, including risks associated with unforeseen or hidden liabilities, risks that acquired or invested companies will not achieve anticipated performance levels, diversion of management attention and resources from our existing business, difficulty in integrating the acquired businesses with our existing operational infrastructure, and inability to generate sufficient revenues to offset the costs and expenses of acquisitions or investments. For example, in January 2019, we became a major shareholder of Argyle Hotel Management Group (Australia) Pty Ltd., or Argyle, via an acquisition transaction. The sellers, including Argyle and its founder, Mr. Kevin Zhang, failed to achieve the performance targets committed by them and since the middle of 2022 we have been in dispute with the sellers as to fulfillment of the committed performance targets and/or compliance with local laws and regulations, which disputes ultimately resulted in our deconsolidating Argyle from our financial statements starting from June 2022. Such disputes have diverted the attention of our management, caused us to incur expenses and will further cause losses to us. In addition, in March 2021, we entered into a letter of intent with Shanghai Hongyuan Shengshi Investment Development Co., Ltd, or Hongyuan Shengshi, to purchase two properties from Hongyuan Shengshi and we paid to Hongyuan Shengshi an earnest fee of RMB200 million. In December 2022, Hongyuan Shengshi went bankrupt, as a result of which, we will not be able to reclaim the earnest fee in full or at all. As of December 31, 2022, Hongyuan Shengshi has returned a total of RMB22.4 million to us. Company if any recent status

Furthermore, we have made loans to third parties including our franchisees, and other entities with which we have a business relationship or strategic cooperation. Although our loans to such third parties are generally secured by collateral or a guarantee, some of these third parties may not repay us, we may not be able to recover the loaned amounts of principal and any interest due, and we may thereby incur losses which could have a material adverse effect on our financial condition and results of operations.

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

Historically, we have derived a portion of our revenues from our individual members and from our cooperation arrangements with certain corporate members such as banks, airlines and other large companies. In 2022, 2023 and 2024, we sold approximately 84.1% of our room nights through our direct sales channels. We expect that these individual members and corporate members will contribute to the growth of our business in the near future.

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

On September 24, 2024, the State Council of the PRC promulgated the Regulations on Network Data Security Management, which took effect on January 1, 2025. According to which, network data processors shall strengthen data security protection based on the cybersecurity multi-level protection system, comply with legal and administrative regulations as well as mandatory national standards, establish and improve network data security management systems, adopt technical measures to safeguard network data, and prevent illegal and criminal activities targeting or exploiting network data. The above-mentioned regulations also stipulate the requirements for data processing activities conducted through networks, including but not limited to: (i) formulating rules for processing personal information, requiring centralized disclosure of processing purposes, methods, and scope in a clear and accessible manner; (ii) general obligations for handling personal information, such as obtaining separate consent for sensitive data (e.g., biometrics, medical records) and parental consent for minors under 14 years old; and (iii) compliance with enhanced obligations for large-scale processors: Network data processors handling personal information of over 10 million individuals must comply with requirements applicable to important data processors under Articles 30 and 32 of such regulations. These include: (x) designating a dedicated data security officer and establishing a data security management department responsible for risk monitoring, incident response, and compliance audits; (y) conducting annual security risk assessments and submitting reports to provincial-level authorities; and (z) implementing security background checks for key personnel and ensuring technical safeguards such as encryption and access controls.

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

Our brand, trade name, trademarks and other intellectual property are critical to our success. The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our brands. As of December 31, 2024, we had a total of 732 trademarks, 63 software registration certificates, and 3 copyright registered in China. The expiration dates of our trademarks fall between 2025 and 2034. Once the ten-year term of our registered trademarks has expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. If we are unable to renew one or more trademark registrations, our ability to use such trademarks could be impaired, and our business and results of operations could be materially and adversely affected.

Furthermore, the unauthorized reproduction or infringement of our trade name or trademarks or other intellectual property could diminish the value of our brand and its market acceptance, competitive advantage or goodwill. For example, our proprietary operational IT system, which has not been patented, copyrighted or otherwise registered as our intellectual property, is a key component of our competitive advantage and our growth strategy. As of December 31, 2024, we have received and maintained 63 software registration certificates for certain of our proprietary information and operational systems including our Central Reservation System (CRS), Property Management System (PMS) and certain other quality control systems. Although we have been granted software registration certificates in respect of some of our proprietary information and operational systems, these systems could be infringed upon by third parties, which may adversely affect our business, financial condition and results of operations. Because the protection of a company’s intellectual property provided under PRC laws and regulations is less than that afforded under United States laws and regulations, the measures we take to protect our brands, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brands, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. For example, in order to protect our brands, in the past we have filed lawsuits against certain hotel operators which had alleged to be our franchised-and-managed hotels but have not entered into any agreements with us.

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

We have been, and may in the future be, a party to litigation and other proceedings filed by or against us, including actions relating to, among others, property lease, franchise agreements with our franchisees, infringement of our brands, employment-related disputes, personal injury, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. Various disputes in connection with the properties we lease or with the franchise agreements may occur from time to time, which may cause our hotel or restaurant operations to be affected or in the worst-case scenario, to be ceased. For example, as of December 31, 2024, we mainly had 6 pending legal proceedings in connection with the leased hotel properties, and pending legal proceedings in connection with franchised-and-managed hotels. Additionally, in the legal proceedings we are involved in, the plaintiffs may apply for asset freezing orders against us. As of December 31, 2024, our funds in several accounts of our hotels had been frozen, with the total frozen amount being approximately RMB 12.4 million. As of December 31, 2024, our funds in several accounts of our restaurants had been frozen, with the total frozen amount being approximately RMB500,000. Furthermore, the research and examinations that we conduct on both the hotel or restaurant properties and the potential franchisees before entering into franchise agreements, may not be sufficient for us to identify all relevant information. As a result, we may be in dispute with our franchisees, which may result in litigation filed by or against us. See “Our Business — Legal Proceedings.”

The outcome of legal proceedings is uncertain. We cannot predict with certainty the cost of defense, the cost of prosecution or the ultimate outcome of thereof, including remedies or damage awards, and adverse results in such litigation and other proceedings may disrupt our business, materially and adversely affect our reputation, results of operations, financial condition and prospects. Moreover, if any claims against us were to prevail, we would be subject to monetary or other liabilities, which could strain our financial resources, consume the time and attention of our management and otherwise have an adverse effect on our business, financial condition and results of operations.

Our lessors’ failure to comply with lease registration and other compliance requirements under PRC law may subject these lessors or us to fines or other penalties that may negatively affect our ability to operate our hotels and restaurants.

As an operator and manager of our leased hotel and restaurant properties, we are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local land and real estate administration bureau. Our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2024, because our lessors failed or were reluctant to provide necessary documents for us to register the leases, 70 lessors of our leased-and-operated hotels and restaurants had not obtained registrations of their leases from the relevant authorities as required despite our repeated requests to these lessors to obtain registrations, as required under our lease agreements with them. In addition, based on the specific land use right certificates and property ownership certificates held by some of our lessors of the leased-and-operated hotels and restaurants, approximately half of the hotel properties we own or lease and operate are restricted to industrial and other uses, rather than qualified for hotel or restaurant operational use. The failure of these 70 lessors to register lease agreements as required by law or to ensure that the hotel or restaurant properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties in the amount of up to RMB10,000 for each hotel or restaurant property or approximately RMB620,000 in aggregate, which may negatively affect our ability to operate the hotels and restaurants covered under those leases.

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

For example, during the past three years, approximately 15.9% of our room nights were booked through OTAs to whom we pay agency fees for such services. If we were to have a dispute with an OTA, the volume of our room inventory booked through such OTA may decline, or the OTA may block reservations of our rooms or remove our hotels from their website entirely, pending resolution of the dispute. As a result, our business and results of operations may be adversely affected.

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

In 2022, 2023 and 2024, approximately 15.9% of our room nights were booked through OTAs to whom we pay commissions for such services. If these intermediaries and consolidators become the primary channel through which our guests make their bookings, they may be able to negotiate higher commissions, reduced room rates, or other significant concessions from us. The operations of these travel intermediaries and consolidators may adversely affect our ability to control the supply and price of our room inventory, which would in turn adversely affect our margins and profitability.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual.

GTI beneficially owns 84.8% of our Class A ordinary shares, 100% of our Class B ordinary shares and 94.1% of the aggregate voting power of our total issued and outstanding share capital. The voting power of our company owned by GTI is indirectly owned by Mr. Alex S. Xu, our founder, chairman and chief executive officer, as he owns 84.5% of voting power of GTI, which entitles Mr. Alex S. Xu to nominate or replace all directors of GTI, and determine how GTI exercises the voting power in our company. As long as GTI or Mr. Alex S. Xu owns at least 50% of the voting power of our company, we will be a “controlled company” as defined under the NYSE Listed Company Manual. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors, although we have no current intention to rely on the controlled company exemption. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

We adopted our 2018 share incentive plan in January 2018, pursuant to which we may grant options to purchase up to 9,000,000 of our Class A ordinary shares. Options granted to our employees generally vest either ratably over the following four years starting after the first/second/third anniversary of date of our initial public offering in the U.S., or 50% on the date of our initial public offering in U.S. and another 50% on December 31, 2019, as applicable; options granted to our directors vested 100% on the first anniversary of the date of our initial public offering in the U.S. As of December 31, 2024, we had outstanding options with respect to 940,500 Class A ordinary shares that have been granted to our employees, directors and consultants under the 2018 share incentive plan. As a result of our grants of awards under the 2018 Plan, we incurred share-based compensation expenses of RMB 0.06 million in 2022, RMB 0.06 million in 2023 and nil in 2024. We are required to account for share options granted to our employees, directors and consultants in accordance with Codification of Accounting Standards, or ASC 718, “Compensation — Stock Compensation” and ASC 505-50, “Equity, Equity-Based Payments to Non-Employees.” We will continue to incur and recognize additional share-based compensation expenses in the future as we continue to grant share-based incentives. We believe such incentives are necessary for us to be able to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and liquidity position.

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

In January 2019, our board of directors declared a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS, and we paid such dividend in full in February 2019. In January 2019, we also announced plans to pay a cash dividend of US$0.20 per ordinary share per year in the near future if there is no immediate cash need for our growth or merger and acquisition opportunities. However, our board of directors has discretion as to whether to distribute any future dividends, subject to certain requirements of Cayman Islands law. In December 2019, we declared a cash dividend of US$0.25 per ordinary share, or US$0.25 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 24, 2019 were entitled to such cash dividend, and we paid such dividend in full in January 2020. In December 2021, we declared a cash dividend of US$0.55 per ordinary share, or US$0.55 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 31, 2021 were entitled to such cash dividend, and we paid such dividend in full in January 2022. In August 2024, we declared a cash dividend of US$0.10 per ordinary share, or US$0.10 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on September 30, 2024 were entitled to such cash dividend, and we paid such dividend in full in October 2024. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, may depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales of our ADSs, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs, or other equity or equity-linked securities in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2024, we had 101,524,491 ordinary shares outstanding including 34,762,909 Class B ordinary shares and 66,761,582 Class A ordinary shares, of which 10,172,282 Class A ordinary shares are represented by ADSs. All Class A ordinary shares represented by ADSs are freely transferable without restriction or additional registration under the Securities Act. The 34,762,909 Class B ordinary shares and 56,589,300 Class A ordinary shares held by our existing shareholders are available for sale, subject to volume and other restrictions as applicable under Rule 144 and 701 under the Securities Act.

Our corporate actions are substantially controlled by our officers, directors and principal shareholders.

Our executive officers and directors beneficially own approximately 90% of our outstanding shares. These shareholders could exert substantial influence over matters requiring approval by our shareholders, including electing directors and approving mergers or other business combination transactions. The concentration of our share ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders, including holders of our ADSs.

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

Based on the nature and composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our 2024 taxable year. There is a risk, however, that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or in the value of our assets. In particular, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change and has been volatile. Any decrease in the market value of our ADSs may result in our becoming a PFIC.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three (3) votes per share on all matters subject to vote at general meetings of the Company. Our existing shareholder GTI holds 56,589,300 Class A ordinary shares and all 34,762,909 Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting rights attached to shares in these two classes, GTI owns approximately 94.1% of the total voting power of our issued and outstanding ordinary shares. Mr. Alex S. Xu, our founder, chairman and chief executive officer, by virtue of this 84.5% voting power of GTI, which entitles Mr. Alex S. Xu to nominate or replace all directors of GTI, and determine how GTI exercises the voting power in our company, is considered to beneficially own the shares held by GTI. As a result, Mr. Alex S. Xu has significant voting rights over matters requiring shareholders’ approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial Company.

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

GreenTree Hospitality Group Ltd., or GreenTree Hospitality, was incorporated in October 2017 as a wholly-owned subsidiary of GTI. In November 2017, GreenTree Hospitality issued 48,635,251 Class A ordinary shares and 42,716,957 Class B ordinary shares to GTI in exchange for the entire share capital of GreenTree Samoa then held by GTI. On March 11, 2018, we redesignated 7,954,048 of our Class B ordinary shares as Class A ordinary shares. As of December 31, 2024, 84.8% of our Class A ordinary shares and 100% of our Class B ordinary shares were owned by GTI, our parent company.

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

Hotel Business

We have the strong direct sales channels coupled with an established membership program. We achieved more than 95.0% of franchised-and-managed hotels in our hotel network as early as 2013, and currently operate with 98.8% of franchised-and-managed hotels in our network. Our pure play franchised model allows us to expand rapidly in an asset-light manner and have brought us substantial financial performance in terms of profitability, return on investments and success to our franchisees.

As of December 31, 2024, our nationwide hotel network consisted of 4,225 hotels with 321,282 rooms in China, covering all four centrally-administrated municipalities and 352 cities throughout all 31 provinces and autonomous regions in China, as well as an additional 1,214 hotels that were contracted for or under development. We operate one of the fastest growing hotel networks in China – from 2012 to 2024, we grew from 792 to 4,425 hotels at a CAGR of 14.2%. Rooted in China’s hospitality market with the largest addressable market, we are well positioned as a market leader to capture the robust momentum in China’s economic growth and growing consumer demand for value-for-money options. Our strong presence in China’s thriving Tier 3 and lower cities also presents substantial expansion opportunities for a market leader like us to capture the growth opportunities in China’s booming hospitality industry and further enhance our profitability.

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

●	A highly effective and scalable franchise management system, which empowers our franchisees and enables us to grow rapidly. This system effectively manages the full life cycle of a franchised hotel with a high degree of standardization, and ensures quality service to be consistently delivered to our guests. Through our franchise management system, we guide and hand-hold our franchisees every step of the process, starting from new project initiation and planning, site selection, decoration, procurement, hotel opening preparation, daily operation, quality inspection to hotel closure. Our strong and supportive franchise system enables our franchisees to generate highly attractive investment returns, which we believe is both a strong attraction for potential franchisees and a strong incentive for existing franchisees to open multiple hotels.

●	Strong direct sales channels coupled with an established membership program. We have successfully built up a set of strong direct sales channels, and are able to sell a predominant proportion of our room night through our strong direct sales channels comprising our website, mobile apps, WeChat mini-program and reservation functions embedded in a number of popular apps. During the past three years, we sold approximately 84.1% of our room nights through our direct sales channels, while OTAs contributed approximately 15.9% of our room nights. We have also accumulated a vast base of loyal individual members and corporate members. Our loyal individual members increased with a CAGR of approximately 35.4% from approximately 1.8 million members as of December 31, 2010. As of December 31, 2024, we had approximately 2.2 million corporate members and 102.5 million individual members, who have registered with us and enjoy a range of different benefits, including discounts on room rates and priority in making hotel reservations. In 2022, 2023 and 2024, our corporate members and loyal members booked 75.2%, 72.0% and 72.0%, respectively, of room nights in our hotel network. Our strong direct sales channels, coupled with an established membership program, effectively deliver large volumes of guests with reduced sales and marketing expenses and enhance customer loyalty.

●	A suite of state-of-the-art technologies and tools. We have developed an industry-leading, proprietary technology infrastructure that optimizes franchisee operations, enhances customer experience, increases our management efficiency, and supports our fast growth. We have developed a series of tools/technologies to improve the efficiency of our internal operations, to support franchisee/hotel level operations, and to improve guest satisfaction from booking until check-out.

Our Hotel Network

We provide guests at each of our different brands of hotels with conveniently-located, clean, comfortable and quality accommodations at competitive prices. We cater primarily to the needs of value- and quality-conscious business travelers and leisure travelers.

As of December 31, 2024, our overall hotel network consisted of 4,425 hotels with 321,282 rooms in operation covering 360 cities in China, and an additional 1,214 hotels with 84,282 rooms that were contracted for or under development. Out of those 1,214 hotels, 861 hotels were contracted for, and the remaining 353 hotels were under development.

The following map depicts the geographic coverage of our hotel network as of December 31, 2024.

We expand into a new city if it meets our selection criteria, especially potential for economic growth, geographic location and affordability of long-term rent. Firstly, as a result of one of our strategies to build a dense network of hotels in the most affluent regions in China with high growth potential, 44.2% of our hotels were located in the Greater Yangtze River Delta region, while 9.7% of our hotels were located in Beijing/Tianjin/Hebei province as of December 31, 2024. Within these regions, we select locations to achieve a balanced rental rate and RevPAR, thereby ensuring attractive returns for our franchisees. Secondly, we continuously penetrated into Tier 3 and lower cities to capture the robust growth and growing consumer demand. As of December 31, 2024, 409 of our 4,425 hotels were located in Tier 1 cities (9.2%), 933 in Tier 2 cities (21.1%) and 2,083 in other cities (69.7%). Furthermore, we will accelerate our expansion into the mid-scale to business and mid-to-up-scale markets in central China, southeast China and southwest China. We will put additional effort and build up flagship hotels in Tier 1 and Tier 2 cities with strategic positions around transportation hubs, central business districts, or government centers.

The following table sets forth a breakdown by geographic locations of our hotels as of December 31, 2024.

			Contracted
			for or under
			Development	Contracted
	Franchised-	Leased-and-	Franchised-	Leased-and-
	and-managed	operated	and- managed	Operated
City	Hotels	Hotels	Hotels	Hotels	Total
Shanghai Municipality and 61 cities in Jiangsu, Zhejiang and Anhui Provinces	1,924	30	395	1	2,350
Beijing, Tianjin Municipalities and Hebei Province	427	2	108	—	537
Other cities	2,019	23	708	2	2,752
Total	4,370	55	1,211	3	5,639

The following table sets forth a breakdown of locations of our hotels by Tier 1, Tier 2, Tier 3 and lower cities as of December 31, 2024.

			Contracted
			for or under
			Development	Contracted
	Franchised-	Leased-and-	Franchised-	Leased-and-
	and-managed	operated	and- managed	Operated
City	Hotels	Hotels	Hotels	Hotels	Total
Tier 1 cities	388	21	57	—	466
Tier 2 cities	912	21	270	1	1,204
Tier 3 and lower cities	3,070	13	884	2	3,969
Total	4,370	55	1,211	3	5,639

The following table sets forth a breakdown of the number of our hotels in operation by operational model as of December 31, 2024.

		Number of	Number of	Average
	Total	Hotels Opened	Hotels Opened	Number of	Typical
	Number of	for Over Six	for Less than	Rooms per	Lease/Franchise
	Hotels	Months	Six Months	Hotel	Term
Franchised-and-managed hotels
GreenTree Eastern	247	211	36	99	10 – 20 years
Gem	100	66	34	34	10 – 20 years
Gya	71	66	5	82	10 – 20 years
Vx	99	84	15	84	10 – 20 years
Deep Sleep Hotel	5	4	1	72	10 – 20 years
GreenTree Inn	2,319	2,183	136	80	10 – 20 years
GT Alliance	503	449	54	74	10 – 20 years
GreenTree Apartment	23	19	4	63	10 – 20 years
Vatica	109	106	3	70	10 – 20 years
Shell	894	782	112	44	5 years
Leased-and-operated hotels
GreenTree Eastern	14	13	1	146	10 – 20 years
Gem	5	5	—	108	10 – 20 years
Gya	3	3	—	106	10 – 20 years
Vx	6	5	1	125	10 – 20 years
Deep Sleep Hotel	3	3	—	83	10 – 20 years
GreenTree Inn	21	21	—	131	10 – 20 years
GT Alliance	2	2	—	80	10 – 20 years
GreenTree Apartment	1	1	—	107	10 – 20 years

Franchised-and-managed hotels. As of December 31, 2024, we had 4,370 franchised-and-managed hotels, accounting for 98.8% of all of our hotels in operation. For our franchised-and-managed hotels, we license our relevant brand to property owners, lessors or existing hotel operators who become our franchisees, and we give the franchisees the right to use our brand name, logo, operating manuals and procedures. We generate revenue from collecting an initial franchise fee and a percentage of revenue in each period without franchisees’ loss. Hotels under the franchised-and-managed business model will be converted in accordance with our brand standard, including conforming the hotel property to the standard design and layout of the corresponding brand offering under our supervision, becoming integrated into our central reservation system and hotel management IT system, being staffed with well-trained general managers and other managerial personnel and being included in our consumable goods procurement system. This conversion progress ensures our ability to provide services of consistent quality to our hotel guests.

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

Leased-and-operated Hotels. As of December 31, 2024, we had 55 leased-and-operated hotels, accounting for 1.2% of all of our hotels then in operation. For all but four of our leased-and-operated hotels, we lease properties from property owners or lessors and we are responsible for all costs of construction, ongoing maintenance and repairs in connection with converting the property to conform to the standards of our brands and all hotel operating expenses. Rent is generally paid on a quarterly or semiannual basis. Our typical lease term ranges from 10 to 20 years with an initial three- to six-month rent-free period. Upon a lease’s expiry, we generally have the right to remove and dispose of any removable facilities, equipment and appliances, while leasehold improvements and fixtures will be kept by the real estate owner or lessor. Our leases typically contain a penalty for early termination that is equal to double the daily rent times the number of days remaining on the lease. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of the subject property, in which case we have a preemptive right to purchase the property on conditions and terms equivalent to those being offered by the lessor.

Hotel Performance

The following table presents certain selected operating data as of and for the dates and periods indicated. Our revenues have been and will continue to be significantly affected by these operating measures which are widely used in the hospitality industry.

	As of December 31,
	2022	2023	2024
Total hotels in operation:
Franchised-and-managed hotels	3,998	4,173	4,370
GreenTree Eastern	204	218	247
Gem	48	66	100
Gya	64	68	71
Vx	79	86	99
Deep Sleep Hotel	4	4	5
GreenTree Inns	2,261	2,253	2,319
GT Alliance	529	560	503
GreenTree Apartment	18	19	23
Vatica	111	110	109
Shell	680	789	894
Leased-and-operated hotels	61	65	55
GreenTree Eastern	9	15	14
Gem	5	5	5
Gya	4	3	3
Vx	6	6	6
Deep Sleep Hotel	3	3	3
GreenTree Inns	24	24	21
GT Alliance	9	8	2
GreenTree Apartment	1	1	1
Total	4,059	4,238	4,425
Total rooms:
Franchised-and-managed hotels	295,932	302,177	315,018
GreenTree Eastern	21,402	22,451	24,359
Gem	4,212	5,751	8,845
Gya	5,413	5,581	5,837
Vx	6,666	7,304	8,343
Deep Sleep Hotel	285	285	361
GreenTree Inns	182,084	178,409	181,345
GT Alliance	37,299	39,483	37,472
GreenTree Apartment	1,155	1,201	1,438
Vatica	8,009	7,805	7,683
Shell	29,407	33,907	39,335
Leased-and-operated hotels	6,565	7,318	6,264
GreenTree Eastern	1,352	2,271	2,046
Gem	541	541	541
Gya	398	318	318
VX	737	737	750
Deep Sleep Hotel	249	249	249
GreenTree Inns	2,449	2,444	2,094
GT Alliance	732	651	159
GreenTree Apartment	107	107	107
City 118 and others*	—	—	—
Total	302,497	309,495	321,282

.	For the Year Ended December 31,
	2022	2023	2024
Occupancy rate (as a percentage)(1)
Franchised-and-managed hotels	63.8%	75.9%	71.6%
GreenTree Eastern	63.0%	71.8%	67.7%
Gem	59.8%	66.0%	57.2%
Gya	63.2%	72.8%	65.1%
Vx	61.9%	74.8%	65.2%
Deep Sleep Hotel	62.4%	76.1%	72.4%
GreenTree Inns	67.0%	78.1%	74.7%
GT Alliance	62.9%	71.7%	67.1%
GreenTree Apartment	40.6%	33.0%	31.2%
Vatica	65.4%	74.9%	69.7%
Shell	66.9%	71.4%	65.6%
Leased-and-operated hotels	58.4%	70.9%	70.1%
GreenTree Eastern	55.4%	69.6%	69.6%
Gem	58.8%	60.8%	66.3%
Gya	63.9%	65.8%	66.5%
Vx	61.7%	64.9%	67.0%
Deep Sleep Hotel	63.9%	76.3%	71.2%
GreenTree Inns	61.5%	76.7%	72.4%
GT Alliance	51.8%	69.8%	72.7%
GreenTree Apartment	59.4%	68.6%	82.7%
Total hotels in operation	63.7%	75.8%	71.6%

Average daily rate (in RMB)
Franchised-and-managed hotels	157	178	172
GreenTree Eastern	208	231	219
Gem	191	210	198
Gya	195	215	195
Vx	186	204	191
Deep Sleep Hotel	202	267	205
GreenTree Inns	158	176	171
GT Alliance	151	179	170
GreenTree Apartment	97	135	134
Vatica	147	158	153
Shell	131	144	139
Leased-and-operated hotels	219	250	251
GreenTree Eastern	229	285	284
Gem	250	311	306
Gya	362	284	245
Vx	246	264	250
Deep Sleep Hotel	244	263	261
GreenTree Inns	196	229	225
GT Alliance	161	201	214
GreenTree Apartment	113	73	96
Total hotels in operation	159	180	174

RevPAR (in RMB)
Franchised-and-managed hotels	100	135	123
GreenTree Eastern	131	166	148
Gem	114	138	114
Gya	123	156	127
Vx	115	153	125
Deep Sleep Hotel	126	203	148
GreenTree Inns	106	138	128
GT Alliance	95	128	114
GreenTree Apartment	39	44	42
Vatica	96	118	107
Shell	88	103	91
Leased-and-operated hotels	128	177	176
GreenTree Eastern	127	198	163
Gem	147	189	203
Gya	231	187	163
Vx	152	171	167
Deep Sleep Hotel	156	201	186
GreenTree Inns	120	175	148
GT Alliance	83	140	156
GreenTree Apartment	67	50	79
Total hotels in operation	101	137	125

(1)	Based on number of available rooms.

Our Brands

	Brands	Number of hotels in operation as of December 31, 2024	Number of hotels contracted for or under development as of December 31, 2024
Business to Mid-to-up-scale	GreenTree Eastern	261	155
	Gem, Gya and Vx	284	144
	Deep Sleep Hotel	8	5
Mid-scale	GreenTree Inns	2,340	396
	GT Alliance	505	149
	GreenTree Apartment	24	29
	Vatica	109	14
Economy	Shell	894	322
Total		4,425	1,214

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

We have accumulated a strong base of loyal hotel guests, including over 2.2 million corporate members and approximately 102.5 million individual members as of December 31, 2024. In 2022, 2023 and 2024, our corporate members and individual members booked approximately 75.2%, 72.0% and 72.0%, respectively, of room nights in our hotel network. In addition, approximately 61.0% of our individual members are between the ages of 20 and 40, which represents the youthful core of our loyal guest community whose spending power is expected to grow in years to come. The following table shows the breakdown of our membership by age:

Age Group
Age 21 to 30	20%
Age 31 to 40	41%
Age 41 to 50	24%
Others	15%

Our loyal membership program increases membership retention rate, enhances members’ loyalty and commitment to our services and encourages individual members and corporate members to repeatedly use our central reservation system as well as other membership services, substantially keeping our low dependence on third party reservation channels. During the past three years, we sold approximately 84.1% of our room nights through our direct sales channels, while OTAs contributed approximately 15.9% of our room nights. The extensive network of individual members and corporate members provides us with a stable base of repeat guests, which is in turn an attractive marketing message to potential franchisees.

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

Market and Hotel Selection Criteria

We seek franchised-and-managed or leased-and-operated properties that meet the following general market and specific hotel criteria:

General Market Criteria. We follow a return-driven approach in selecting hotel locations. We focus on cities that are approaching, or have already entered into, periods of significant economic growth. Such cities generally show growth in certain business segments as measured by employment opportunities, population growth rates, tourism and convention activities, air traffic volume, local commercial real estate occupancy, and retail sales volume. Cities that exhibit growth in these areas typically have strong demand for hotel facilities and services. Cities which we target include provincial capitals, national economic centers, special economic zones, urban tourist destinations and regional transportation hubs. As a result of one of our strategies to build a dense network of hotels in the most affluent region in China with high growth potential, 44.2% of our hotels were located in the Greater Yangtze River Delta region, while 9.7% of our hotels were located in Beijing/Tianjin/Hebei region as of December 31, 2024. Meanwhile, as China continues to develop its high-speed rail networks and more enterprises move from coastal cities to inland cities, we are placing greater emphasis on expanding our operations in Tier 3 and lower cities. We select locations that will help us achieve a balanced rental rate and RevPAR, many of which are located in Tier 3 and lower cities, thereby ensuring more attractive returns for our franchisees. Furthermore, we will accelerate our expansion into the mid-scale to business and mid-to-up-scale markets in Tier 1 and Tier 2 cities, where we also follow this return-driven approach.

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

Hotel Development Team. Our hotel development team consisted of 246 members as of December 31, 2024, many of whom have over two years of experience in real estate development and construction. As of the same date, our hotel development team was led by 26 managers. Each regional manager has in-depth knowledge of the target markets in the specific region, and draws on local knowledge to supervise the identification, evaluation and selection of suitable hotel properties by our business development employees.

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

GreenTree Academy and e-Learning Program. GreenTree Academy formed in 2006, is our internal hotel management school. Each of our general manager candidates is required to complete a one-month training program through the GreenTree Academy. The first stage of this training program is classroom study, and the second stage is on-site training conducted at one of our hotels. The classroom study features live lectures covering hotel operation and management skills. The on-site training provides our general manager candidates with an opportunity to apply all of the skills they have learned and to gain a better understanding of our GreenTree Inns standards, our guest-focused and our service-oriented philosophy. Trainers and professors for our GreenTree Academy are invited from our own senior management team and outside professionals in the hospitality industry. In addition to cultivating our general manager candidates, our GreenTree Academy also is responsible for delivering training to our new hotel employees and regional general managers, each course program with different focuses. Our GreenTree Academy supervises and assists the general manager of each hotel to conduct weekly training for hotel employees at various levels. The GreenTree Academy coordinates to compile and disseminate training materials, monitors progress and assesses training results. We currently have 28 dedicated staff to organize and coordinate the training activities delivered by the GreenTree Academy. In addition, we also have an e-Learning Program in place through which all training materials are organized and uploaded to our internal website. Through our e-Learning Program, all valuable knowledge and experience are preserved and accumulated and can be broadly shared and conveniently referred to by our employees. In order to be granted a promotion, hotel employees either on our payroll or the payrolls of our franchisees need to complete certain GreenTree Academy and/or e-Learning Program modules and pass exams relevant to their desired job role.

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

i-HR system. Our i-HR system enables comprehensive tracking of the organizational and personnel information of our company. Through this system, our HR department is able to dynamically manage information about our employees and more efficiently administer standard programs as to wages, welfare benefits, work attendance, vacations and performance. Such data are securely stored on the system and allow our HR department to supervise the training and development of our personnel.

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

Central Reservation System (CRS)

Our central reservation system, or CRS, is our primary information collection and distribution platform, which is operated by our team of IT specialists based in Shanghai. Our hotel rooms may be reserved through multiple channels, including our reservation mobile applications and website, our 24-hour toll-free call center, our WeChat mini-program, each hotel’s front desk, as well as third-party hotel reservation agents and OTAs such as Meituan, eLong, Qunar, Alitrip, Booking, Expedia and Agoda. A predominant proportion of our room night sales was generated from our strong direct sales channels comprising our website and mobile app. In 2022, 2023 and 2024, approximately 84.1% of the room nights in our hotel network were sold through our direct sales channels, while OTAs contributed approximately 15.9% of our room nights.

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

Sales and Marketing

Franchisees

We intend to continue expanding our hotel network primarily through our franchised-and-managed model. Our business development team utilizes our brand names and our national presence to engage with potential franchisees and to compete with other economy and mid-scale hotel as well as mid-to-up-scale networks. We aim to share our business philosophy with potential franchisees and emphasize the consistency of our services. We emphasize the benefits of affiliating with our brands, our commitment to improving hotel profitability, our proprietary operations system, our training and support program and our extensive network of corporate members and individual members. Our objective is to grow our franchise base by continuing to promote our brands. We also encourage franchisees to operate multiple hotels under our brand by offering volume discounts on franchise management fees to franchisees who open multiple hotels under our brand within a certain period of time. We do not, however, encourage franchisees to open too many hotels simultaneously to ensure that their existing hotel operations receive due attention and that our guests enjoy the consistent quality services they deserve. As of December 31, 2024, we had 516 franchisees who repeatedly opened hotels with a total number of 1,147 hotels under our brands. When we spot new hotel development opportunities, we offer these prime opportunities to existing franchisees, developers of hotels, owners of independent hotels and motels, and owners of hotels affiliated with other economy and mid-scale hotel as well as mid-to-up-scale chains on a priority basis. We believe that this practice will enhance trust between us and existing and potential franchisees and may effectively increase our ability to convert such development opportunities into hotels under our franchised-and-managed model.

Guests

Our guest sales and marketing efforts target individual business and leisure travelers. Despite our growing number of international guests, our guests are primarily PRC citizens. As of December 31, 2024, approximately 96.1 % of our guests were intra-Asia travelers. Our marketing and advertising efforts also include outdoor advertisements such as billboards and signs, advertisements and materials at our hotels, promotional materials sent to our members, television, Internet and radio advertising, advertising on high-speed rail networks, print advertising in consumer media and at promotional events, special holiday promotions, co-marketing activities, and cooperation with popular Internet social platforms. The focus of our marketing and advertising programs is to promote the core characteristics of our brands — comfort, quality, value and convenience. Our advertising campaigns encourage consumers to “just experience” our hotels and to contact us directly. Furthermore, by integrating with food and beverage’s joint customer loyalty programs, we benefited from the attraction of these chain restaurants, and providing our individual members with more options to redeem their membership points for food. We continued to roll out our food and beverage concept by branding food and beverage services into our hotels to turn them into profit centers and attract additional guests to our hotels. Regarding marketing, we are formulating joint marketing programs with several banks to attract local corporate clients and high-value business travelers.

Our Investments

Yibon

In April 2017, we purchased 30% of the equity interest in Yibon Hotel Group Co., Ltd., or Yibon, together with a group of investors that are not related to us. Yibon is a hotel operator focusing on the economy hotel segment in China. As of December 31, 2024, Yibon had 764 hotels with 43,085 rooms and 304 hotels in the pipeline with 18,784 rooms planned. In 2024, Yibon recorded a net loss, mainly due to decreases in both leased-and-operated hotels and franchised-and-managed hotels. Furthermore, holders of 70% of equity interest in Yibon have the right to exchange their equity interest in Yibon into our shares within a certain period after Yibon delivered a consolidated financial report for the year of 2019 audited by “big four” accounting firm in accordance with a formula using Yibon’s net profit achieved in the year of 2019 as calculation basis. Yibon recorded a net loss in 2019, and such holders were unable to exchange for our shares based on Yibon’s financial results of 2019. Besides, we have an option to require the original shareholder to redeem the 30% investment.

Employees

We had 2,063, 2,523 and 2,339 employees as of December 31, 2022, 2023 and 2024, respectively. None of our employees is represented by a labor union. As of December 31, 2024, out of our 2,339 employees, 550 were leased-and-operated hotel-based staff, 1,182 were franchised-and-managed hotel-based staff, 246 were investment and development staff, 77 were regional manager/operations staff, three was quality control staff, 19 were central reservation center staff, 28 were GreenTree Academy training staff and 234 were working at our headquarters offices. We believe that our employees are our company’s greatest resource and that developing and retaining a team of capable and motivated staff is critical to our success. We aim to hire managerial employees who possess backgrounds and experience in the hospitality industry and other services industries having an emphasis on addressing customers’ needs. We also recruit top graduates from highly-ranked universities that offer courses of study in hotel management. We require our employees to have at least a two-year associate’s degree. We aim to recruit, train and retain the best talent through a disciplined recruiting and training process while offering competitive performance-linked and KPI-driven career advancement and development opportunities.

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

Employees of Leased-and-Operated Hotels

As of December 31, 2024, we had 550 employees working for our leased-and-operated hotels. Two to three months in advance of a hotel’s opening, all of the hotel’s employees are required to complete formal training under the supervision of the hotel’s general manager and our human resources department. GreenTree Academy staff and our regional managers will conduct an inspection of the hotel’s quality after the conclusion of the training. For general managers, we have an additional two-month program to give them experience in each of our departments on a rotating basis to get further training. Some of these new hires will be selected and promoted to the position of duty manager, and outstanding trainees will quickly be promoted to the position of general manager. We have found this training program to be effective in initiating and motivating our new hires.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our technology platforms, services and products from those of our competitors. Our intellectual property contributes to our competitive advantage in the economy, mid-scale hotel and mid-to-up-scale segments of China’s hospitality industry. To protect our brand and other of our intellectual property rights, we rely on a combination of trademark, trade secret and copyright laws. We also impose confidentiality obligations on our employees, contractors and other persons who provide services to our company. As of December 31, 2024, we had a total of 732 trademarks, 63 software registration certificates and 3 copyright registered in China. The expiration dates of our trademarks fall between 2024 and 2034, including “GreenTree Inn.” Once the ten-year term of our registered trademarks has expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. We have registered our domain names, including 998.com, greentree.cn, greentree.com.cn and others, with the Internet Corporation for Assigned Names and Numbers, or ICANN.

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

Properties and Facilities

Our headquarters are located in Shanghai, China, where we lease approximately 4,027 square meters of office space.

Owned Properties

As of December 31, 2024, we owned 15 hotel properties having an aggregate gross floor area of 68,499 square meters. For more detailed information about the locations of our hotels, see “— Our Hotel Network.”

Leased Properties

As of December 31, 2024, we had leased a total of 52 properties, with 49 properties for hotel operations and three properties for other uses, such as headquarters and office premises. The gross floor area of our leased properties ranges from approximately 20 square meters to 66,000 square meters.

Legal Proceedings

We have been subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time, including actions relating to, among others, property lease, franchise agreements with our franchisees, infringement of our brand, employment-related disputes, personal injury, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. Various disputes in connection with the properties we lease or with the franchise agreements may occur from time to time, which may cause our hotel operations to be affected or terminated in the worst-case scenario. As of December 31, 2024, we mainly had 14 pending legal proceedings in connection with the franchised-and-managed hotels. We are the plaintiff in most of these cases. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We are subject to risks related to litigation filed by or against us, and adverse litigation results may harm our business and financial condition.”

Except as otherwise disclosed in this annual report, we are not currently a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is, individually or in the aggregate, likely to have a material adverse effect on our business, financial condition or results of operations.

We have not set aside a reserve fund for litigation in which we are the defendant, because we believe that we are not likely to lose such litigation, or that if we were to lose such litigation, such loss would not have a material effect on our financial condition and results of operations.

Restaurant Business

In 2023, GreenTree completed its acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China. Da Niang Dumplings is a leading quick service restaurant chain in China; Bellagio is a leading casual dining restaurant chain focusing on the Chinese market. Both restaurant brands focus on offering healthy and affordable fast food and casual dining services to mass consumers. Our restaurant business generated a combined revenue of about RMB278.6 million (US$38.2 million) in 2024.

Business operational data

Our restaurant business had 182 locations in 53 cities as of December 31, 2024. As of the same date, we had 18 self-operated restaurants and 164 franchised restaurants. Our restaurants’ average daily sales per store decreased by 16.8% from 2023 to 2024.

We are committed to food quality and safety. We have implemented quality control measures that standardize food quality and safety in its supply chain and its restaurants. We conduct comprehensive food safety, quality and hygiene inspections. We devote significant staff resources to food quality and control, with over 5 designated staff directly responsible for food quality and safety.

Employees

Our restaurant business had 1,167, 738 and 518 employees as of December 31, 2022, 2023 and 2024, respectively. None of our restaurants’ employees is represented by a labor union. As of December 31, 2024, out of our restaurants’ 518 employees, 411 were self-operated restaurant-based staff. We believe that our employees are our company’s greatest resource and that developing and retaining a team of capable and motivated staff is critical to our success. We require employees in our restaurants to have at least a two-year associate’s degree. We aim to recruit, train and retain the best talent through a disciplined recruiting and training process while offering competitive performance-linked and KPI-driven career advancement and development opportunities.

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

On September 24, 2024, the State Council of the PRC promulgated the Regulations on Network Data Security Management, which took effect on January 1, 2025. According to which, network data processors shall strengthen data security protection based on the cybersecurity multi-level protection system, comply with legal and administrative regulations as well as mandatory national standards, establish and improve network data security management systems, adopt technical measures to safeguard network data, and prevent illegal and criminal activities targeting or exploiting network data. The above-mentioned regulations also stipulate the requirements for data processing activities conducted through networks, including but not limited to: (i) formulating rules for processing personal information, requiring centralized disclosure of processing purposes, methods, and scope in a clear and accessible manner; (ii) general obligations for handling personal information, such as obtaining separate consent for sensitive data (e.g., biometrics, medical records) and parental consent for minors under 14 years old; and (iii) compliance with enhanced obligations for large-scale processors: Network data processors handling personal information of over 10 million individuals must comply with requirements applicable to important data processors under Articles 30 and 32 of such regulations. These include: (x) designating a dedicated data security officer and establishing a data security management department responsible for risk monitoring, incident response, and compliance audits; (y) conducting annual security risk assessments and submitting reports to provincial-level authorities; and (z) implementing security background checks for key personnel and ensuring technical safeguards such as encryption and access controls.

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

Overview

We are the leading pure play franchised hotel operator in China. We achieved more than 95.0% of franchised-and-managed hotels in our hotel network as early as 2013, and currently operated 98.8% of franchised-and-managed hotels in our network. Our pure play franchised model allows us to expand rapidly in an asset-light manner and have brought us substantial financial performance in terms of profitability, return on investments and success to its franchisees.

As of December 31, 2024, our nationwide hotel network consisted of 4,425 hotels with 321,282 rooms in China, covering all four centrally-administrated municipalities and 352 cities throughout all 31 provinces and autonomous regions in China, as well as an additional 1,214 hotels that were contracted for or under development. We were the fourth largest hotel group in China in terms of number of hotels and rooms, according to China Hotel Association. We operate a rapidly-growing hotel networks in China – from 2012 to 2024, we grew from 792 to 4,425 hotels at a CAGR of 14.2% and from 70,934 to 321,282 rooms at a CAGR of 12.3%.

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

As of December 31, 2024, our restaurant network consisted of 182 stores in China, which focus on offering healthy and affordable fast food and casual dining services to mass consumers. In our restaurant business we are focusing on growing our network of franchisees as we expand the number of street stores while reducing our footprint in shopping malls and supermarkets

Factors Affecting Our Results of Hotel Operations

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

The table below illustrates the net increases of our hotels during 2022, 2023 and 2024.

	Year Ended December 31,
	2022	2023	2024
Hotels opened	295	420	405
Hotels closed	95	241	218
Net increase in total hotels	200	179	187

We track the performance of our hotels by comparing hotel revenue of our hotels during ramp up stage and mature hotels, calculated on a monthly rolling basis, taking into account the total number of hotels during ramp up stage and mature hotels in any particular period of time.

The table below illustrates the comparison of performance between mature hotels and hotels during ramp up stage.

	Year Ended December 31,
	2022	2023	2024
Mature franchised-and-managed hotels(1)	3,865	3,939	3,970
RevPAR (in RMB)	100	136	124
Franchised-and-managed hotels during ramp up stage	133	234	249
RevPAR (in RMB)	69	92	93

(1)	As of end of the year.

	Year Ended December 31,
	2022	2023	2024
Mature leased-and-operated hotels(1)	58	64	53
RevPAR (in RMB)	128	177	179
Revenue (in RMB thousands)	338,506	485,656	427,886

(1)	As of end of the year.

●	The fixed nature of our hotel operating costs. For our leased-and-operated hotels, a significant portion of our operating costs and expenses, including rental and base salary, is generally fixed. As a result, an increase in our revenues achieved through higher RevPAR will generally result in higher profitability, whereas a decrease in our revenues could result in a disproportionately large decrease in our earnings. For franchised-and-managed hotels, the fixed cost components are relatively limited, and the incremental costs associated with each additional franchisee are minimal, which helps us achieve economies of scale as we attract more franchisees over time.

●	Seasonality and special events. The hospitality industry is subject to fluctuations in revenues due to seasonality. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than the other quarters of the year. In addition, certain special events, such as large-scale exhibitions, concerts or sports events, may increase the demand for our hotels significantly as such special events may attract travelers into and within the regions in China where we operate hotels.

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

Revenues

Consolidated results

	Year Ended December 31, 2022
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Revenues:
Leased-and-operated business	338,506	362,807	(1,290)	700,023	47.7
Franchised-and-managed business	582,441	6,022	—	588,463	40.1
Wholesales and others	15,854	164,958	(224)	180,588	12.2
Total revenues	936,801	533,787	(1,514)	1,469,074	100.0

	Year Ended December 31, 2023
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Revenues:
Leased-and-operated business	490,924	296,890	—	787,814	48.4
Franchised-and-managed business	696,321	8,924	—	705,245	43.3
Wholesales and others	4,661	135,822	(6,284)	134,199	8.3
Total revenues	1,191,906	441,636	(6,284)	1,627,258	100.0

	Year Ended December 31, 2024
	RMB	RMB	RMB	RMB	US$	%
	Hotel	Restaurant	Elimination	Total	Total	Total
	(in thousands, except for percentage)
Revenues:
Leased-and-operated business	437,522	159,326	(207)	596,641	81,739	44.4
Franchised-and-managed business	625,073	10,287	—	635,360	87,044	47.3
Wholesales and others	3,908	109,032	(1,500)	113,439	15,267	8.3
Total revenues	1,066,503	278,645	(1,708)	1,343,440	184,051	100.0

Hotel business. We primarily derive our revenues from operation of our leased-and-operated hotels and various types of fees we charge our franchisees in relation to our franchised-and-managed hotels. We also generate revenue from the one-time membership fees charged to our hotel guests. Our revenues are net of a value-added tax of 6% and other related taxes. The following table sets forth our revenues generated by our franchised-and-managed hotels and leased-and-operated hotels, both in absolute amount and as a percentage of total revenues for the years indicated.

	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Revenues:
Leased-and-operated hotels(1)	338,506	36.1	490,924	41.2	437,522	59,940	41.0
Franchised-and-managed hotels	582,441	62.2	696,321	58.4	625,073	85,635	58.6
Wholesales and others	15,854	1.7	4,661	0.4	3,908	535	0.4
Total revenues	936,801	100.0	1,191,906	100.0	1,066,503	146,110	100.0

●	Franchised-and-managed Hotels. In 2022, 2023 and 2024, we generated revenues of RMB582.4 million, RMB696.3 million and RMB625.1 million (US$85.6 million) from our franchised-and-managed hotels, which accounted for 62.2%, 58.4% and 58.6% of our revenues for the respective years, which include revenues from membership fees of franchised-and-managed hotels.

We select franchisees who are property owners, existing hotel operators or hotel investors. We train and manage general managers for our franchised-and-managed hotels and impose the same standards on all franchised-and-managed hotels to ensure product quality and consistency across our hotel network. Pursuant to the franchise-and-management agreements, we charge the franchisees fixed hotel manager fees to compensate us for the franchised-and-managed hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses as incurred. The hotel manager fee is recognized as revenue on a monthly basis. Management services we provide to our franchisees generally include appointing and training hotel managers, obtaining access to and integrating into our central reservation system and our proprietary IT system, providing sales and marketing support, conducting quality assurance inspections, and providing other operational support and information. Our franchisees are responsible for operating expenses and the costs of developing and operating the hotels, including renovating the hotels according to our standards. We believe that our franchised-and-managed model has enabled us to quickly and effectively expand our geographical coverage and increase our market share in an asset-light manner by utilizing the local knowledge and relationships of our franchisees and the properties that they may own or have access to which are suitable for future hotel business cooperation with us. Sometimes, there may be a certain degree of reduction in initial franchise fees due to sales strategies in different regions,

Our revenues from franchised-and-managed hotels are primarily affected by the number of hotels and the revenues generated by the franchised-and-managed hotels. Our franchise agreements typically run for an initial term of 10 to 20 years. We collect franchise management fees from our franchisees and do not bear loss, if any, incurred by our franchisees. Our franchisees are generally required to pay us an initial franchise fee ranging between RMB150,000 and RMB250,000, depending on the number of rooms in the hotel. Sometimes, initial franchise fees will be waived due to sales strategies in different regions. They are also responsible for all costs and expenses related to hotel construction and renovation. In addition, our franchise agreements typically provide for a monthly franchise management fee of 3% to 5% of the total revenues generated by each franchised-and-managed hotel. In general, we charge franchisees who open multiple hotels under our franchised-and-managed model a lower fee to reward their loyalty. On average, we charged our franchisees a monthly franchise management fee of 4.4% 4.7% and 4.5% of the total revenues generated by each franchised-and-managed hotel in 2022, 2023 and 2024. We also collect from franchisees a reservation fee on a per room night basis for using our central reservation system, an annual IT system maintenance fee and a part of the membership registration fee to service customers who join our membership program at franchised-and-managed hotels. A number of these hotel general managers are our direct employees and the franchisees will reimburse us the general managers’ salary which is recognized as part of our revenues.

The table below sets forth the revenues from initial franchise fee and recurring franchise management fee and others, both in absolute amount and as a percentage of our revenues generated from franchised-and-managed hotels for the years indicated:

	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
Initial franchise fee	42,424	7.3	46,847	6.7	34,905	4,782	5.6
Recurring franchise management fee	540,017	92.7	649,474	93.3	590,168	80,853	94.4
Revenues from franchised-and- managed hotels	582,441	100.0	696,321	100.0	625,073	85,635	100.0

Revenues from recurring franchise management fee and others as a percentage of our revenues from franchised-and-managed hotels were 92.7% in 2022, 93.3% in 2023 and 94.4% in 2024.

●	Leased-and-operated Hotels. In 2022, 2023 and 2024, we generated revenues of RMB338.5 million, RMB490.9 million and RMB437.2 million (US$59.9 million) (including RMB61.6 million, RMB102.2 million and RMB90.7 million (US$12.4 million) sublease rental revenue for 2022, 2023 and 2024, respectively) from our leased-and-operated hotels, which accounted for 36.1%, 41.2% and 41.0% of our revenues for the respective years.

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

Restaurant business. We primarily derive our revenues from operation of our leased-and-operated restaurants and various types of fees we charge our franchisees in relation to our franchised-and-managed restaurant, as well as from wholesales. Our revenues are net of a value-added tax of 6% and 13% and other related taxes. The following table sets forth our revenues generated by our franchised-and-managed stores and leased-and-operated stores, both in absolute amount and as a percentage of total revenues for the years indicated.

	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Revenues:
Leased-and-operated restaurants	362,807	68.0	296,890	67.2	159,326	21,828	57.2
Franchised-and-managed restaurants	6,022	1.1	8,924	2.0	10,287	1,409	3.7
Wholesales and others	164,958	30.9	135,822	30.8	109,032	14,937	39.1
Total revenues	533,787	100.0	441,636	100.0	278,645	38,174	100.0

Operating Costs and Expenses.

Our operating costs and expenses consist of hotel and restaurant operating costs, selling and marketing expense, general and administrative expenses, other operating expenses, impairment loss of goodwill, impairment of intangible assets with indefinite life and other general expenses.

The following table sets forth the components of our operations and expenses, both in absolute amount and as a percentage of total revenues for the year indicated

Consolidated results

	Year Ended December 31, 2022
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Operating costs and expenses:
Operating costs:
Rental	224,536	93,026	—	317,562	21.6
Utilities	27,877	16,987	—	44,864	3.1
Personnel costs	74,281	93,519	—	167,800	11.4
Depreciation and amortization	92,798	11,784	—	104,582	7.1
Consumables, food and beverage	28,610	9,908	—	38,518	2.6
Costs of managers of franchised-and-managed business	107,852	—	—	107,852	7.3
Material cost	—	220,272	—	220,272	15.0
Other costs of franchised-and-managed business	14,340	—	—	14,340	1.0
Others	23,725	26,793	204	50,722	3.5
Total operating costs	594,019	472,289	204	1,066,513	72.6
Selling and marketing expenses	38,534	29,976	(20)	68,490	4.7
General and administrative expenses	210,760	48,754	—	259,514	17.7
Other operating expenses	3,245	5,172	—	8,416	0.6
Impairment loss of goodwill	91,236	—	—	91,236	6.2
Impairment of Intangible asset with indefinite life	—	18,892	—	18,892	1.3
Other general expenses	461,597	4,938	—	466,535	31.8
Total operating costs and expenses	1,399,392	580,021	184	1,979,597	134.8

	Year Ended December 31, 2023
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Operating costs and expenses:
Operating costs:
Rental	211,952	65,701	—	277,653	17.1
Utilities	31,270	11,595	—	42,865	2.6
Personnel costs	71,916	73,646	—	145,562	8.9
Depreciation and amortization	84,538	8,450	—	92,988	5.7
Consumables, food and beverage	49,910	7,356	—	57,266	3.5
Costs of managers of franchised-and-managed business	114,328	—	—	114,328	7.0
Material cost	—	179,349	—	179,349	11.0
Other costs of franchised-and-managed business	17,519	—	—	17,519	1.1
Others	17,409	12,922	(10,422)	19,909	1.3
Total operating costs	598,842	359,019	(10,422)	947,439	58.2
Selling and marketing expenses	47,435	24,233	(50)	71,618	4.4
General and administrative expenses	166,861	41,572	—	208,434	12.8
Other operating expenses	4,453	7,251	—	11,705	0.7
Impairment loss of goodwill
Impairment of Intangible asset with indefinite life	—	16,027	—	16,027	1.0
Other general expenses	63,557	—	—	63,557	3.9
Total operating costs and expenses	881,148	448,102	(10,472)	1,318,779	81.0

	Year Ended December 31, 2024
	RMB	RMB	RMB	RMB	US$	%
	Hotel	Restaurant	Elimination	Total	Total	Total
	(in thousands, except for percentage)
Operating costs and expenses:
Operating costs:
Rental	218,020	40,234	(207)	258,046	35,352	19.2
Utilities	36,835	9,420	—	46,255	6,337	3.4
Personnel costs	98,351	55,328	—	153,679	21,054	11.4
Depreciation and amortization	93,491	9,047	—	102,538	14,048	7.6
Consumables, food and beverage	36,073	4,315	—	40,388	5,533	3.0
Costs of managers of franchised-and-managed business	95,368	—	—	95,368	13,065	7.1
Material cost	—	105,122	(1,500)	103,622	14,196	7.7
Other costs of franchised-and-managed business	9,086	—	—	9,086	1,245	0.7
Others	6,575	7,030		13,605	1,864	1.0
Total operating costs	593,799	230,496	(1,708)	822,587	112,695	61.2
Selling and marketing expenses	55,028	12,557	—	67,585	9,259	5.0
General and administrative expenses	156,402	26,149	—	182,551	25,009	13.6
Other operating expenses	4,937	2,153	—	7,090	971	0.5
Impairment loss of goodwill	—	81,008		81,008	11,098	6.0
Impairment of Intangible asset with indefinite life	—	39,072	—	39,072	5,353	2.9
Other general expenses	41,769	—	—	41,769	5,722	3.1
Total operating costs and expenses	851,935	391,435	(1708)	1,241,662	170,107	92.2

●	Operating costs. Our hotel and restaurant operating costs consist of costs and expenses directly attributable to the operations of our franchised-and-managed and leased-and-operated hotels and restaurants. Operating costs primarily include costs related to our leased-and-operated hotels, including rental payments and utility costs, compensation and benefits for our hotel-based employees, costs of hotel room consumable products, such as bedding accessories, towel and sanitary amenities, depreciation and amortization of leasehold improvements and others including maintenance expenses, telecommunication expenses and public service charges, as well as costs related to our franchised-and-managed hotels, including (i) compensation and benefits for franchised-and-managed hotel general managers appointed and trained by us, the regional managers of the operating department and other headquarter personnel that serve the franchise and managed hotels, and (ii) related travel and telecommunication expenses. Restaurant operating costs primarily include costs related to our leased-and-operated stores, whose composition is similar to hotel operating costs, and besides, among which material costs are the main factor.

●	Selling and marketing expenses. Our selling and marketing expenses consist primarily of commissions to travel or catering intermediaries, expenses for marketing programs and materials, expenses in relation to our membership program, compensation and benefits for our sales and marketing personnel, and others including meals and travel expenses for our sales and marketing personnel.

●	General and administrative expenses. Our general and administrative expenses consist primarily of compensation and benefits, including costs for our corporate and regional office employees and other employees who are not sales and marketing or hotel-based or store-based employees, costs of third-party professional services, travel and accommodation expenses, bad debt provision and other expenses which include bank charges and stamp duty.

●	Impairment loss of goodwill. Our impairment loss of goodwill is related to the restaurant business in 2024.

●	Impairment of Intangible asset with indefinite life. Our impairment of intangible asset with indefinite life is related to the impairment of trademarks due to Da Niang business.

●	Other general expenses. Our other general expenses includ provisions for loan receivables related to franchisee loans, and impairment of assets.

A.	Results of Operations

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

Consolidated results

	Year Ended December 31, 2022
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased-and-operated business	338,506	362,807	(1,290)	700,023	47.7
Franchised-and-managed business	582,441	6,022	—	588,463	40.1
Wholesales and others	15,854	164,958	(224)	180,588	12.2
Total revenues	936,801	533,787	(1,514)	1,469,074	100.0
Operating costs and expenses:
Operating costs	(594,019)	(472,289)	(204)	(1,066,513)	(72.6)
Selling and marketing expenses	(38,534)	(29,976)	20	(68,490)	(4.7)
General and administrative expenses	(210,760)	(48,754)	—	(259,514)	(17.7)
Other operating expense	(3,245)	(5,172)	—	(8,416)	(0.6)
Impairment loss of goodwill	(91,236)	—	—	(91,236)	(6.2)
Impairment of Intangible asset with indefinite life	—	(18,892)	—	(18,892)	(1.3)
Other general expenses	(461,597)	(4,938)	—	(466,535)	(31.8)
Total operating costs and expenses	(1,399,392)	(580,021)	(184)	(1,979,597)	(134.8)
Other operating income	19,449	4,544	—	23,993	1.6
Income from operations	(443,142)	(41,689)	(1,699)	(486,530)	(33.1)
Interest income and other, net	47,384	721	—	48,105	3.3
Interest expenses	(25,376)	(2,612)	—	(27,988)	(1.9)
Gains (losses) from investments in equity securities	(62,156)	—	—	(62,156)	(4.2)
Other income/expense, net	24,230	175	—	24,405	1.7
Income before income taxes	(459,061)	(43,405)	(1,699)	(504,164)	(34.3)
Income tax expense	45,592	(1,944)	425	44,073	3.0
Income before share of losses in equity investees	(413,468)	(45,349)	(1,274)	(460,091)	(31.3)
Share of losses (gains) in equity investees, net of tax	(1,598)	—	—	(1,598)	(0.1)
Net income	(415,067)	(45,349)	(1,274)	(461,689)	(31.4)
Net loss attributable to noncontrolling interests	32,850	3,687	—	36,536	2.5
Net income attributable to ordinary shareholders	(382,217)	(41,662)	(1,274)	(425,153)	(28.9)

	Year Ended December 31, 2023
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased-and-operated business	490,924	296,890	—	787,814	48.4
Franchised-and-managed business	696,321	8,924	—	705,245	43.3
Wholesales and others	4,661	135,822	(6,284)	134,198	8.3
Total revenues	1,191,906	441,636	(6,284)	1,627,258	100.0
Operating costs and expenses:
Operating costs	(598,842)	(359,019)	10,422	(947,439)	(58.2)
Selling and marketing expenses	(47,435)	(24,233)	50	(71,618)	(4.4)
General and administrative expenses	(166,861)	(41,572)	—	(208,434)	(12.8)
Other operating expense	(4,453)	(7,251)	—	(11,705)	(0.7)
Impairment loss of goodwill	—	—	—	—	—
Impairment of Intangible asset with indefinite life	—	(16,027)	—	(16,027)	(1.0)
Other general expenses	(63,557)	—	—	(63,557)	(3.9)
Total operating costs and expenses	(881,148)	(448,102)	10,472	(1,318,779)	(81.0)
Other operating income	24,525	2,645	—	27,170	1.7
Income from operations	335,283	(3,822)	4,187	335,649	20.6
Interest income and other, net	41,241	131	—	41,371	2.5
Interest expenses	(13,706)	(348)	—	(14,054)	(0.9)
Gains (losses) from investments in equity securities	(5,378)	—	—	(5,378)	(0.3)
Other income/expense, net	22,676	108	—	22,784	1.4
Income before income taxes	380,116	(3,931)	4,187	380,372	23.4
Income tax expense	(113,126)	(4,280)	(1,047)	(118,452)	(7.3)
Income before share of losses in equity investees	266,990	(8,211)	3,140	261,920	16.1
Share of losses (gains) in equity investees, net of tax	(1,392)	—	—	(1,392)	(0.1)
Net income	265,598	(8,211)	3,140	260,528	16.0
Net loss attributable to noncontrolling interests	9,554	(765)	—	8,789	0.5
Net income attributable to ordinary shareholders	275,152	(8,976)	3,140	269,316	16.6

	Year Ended December 31, 2024
	RMB	RMB	RMB	RMB	US$	%
	Hotel	Restaurant	Elimination	Total	Total	Total
	(in thousands, except for percentage)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased-and-operated business	437,522	159,326	(207)	596,641	81,739	44.4
Franchised-and-managed business	625,073	10,287	—	635,360	87,044	47.3
Wholesales and others	3,908	109,032	(1,500)	111,439	15,267	8.3
Total revenues	1,066,503	278,645	(1,708)	1,343,440	184,051	100.0
Operating costs and expenses:
Operating costs	(593,799)	(230,496)	10,422	(822,587)	(112,694)	(61.2)
Selling and marketing expenses	(55,028)	(12,557)	50	(67,585)	(9,259)	(5.0)
General and administrative expenses	(156,402)	(26,149)	—	(182,551)	(25,009)	(13.6)
Other operating expense	(4,937)	(2,153)	—	(7,090)	(971)	(0.5)
Impairment loss of goodwill	—	(81,008)	—	(81,008)	(11,098)	(6.0)
Impairment of Intangible asset with indefinite life	—	(39,072)	—	(39,072)	(5,353)	(2.9)
Other general expenses	(41,769)	—	—	(41,769)	(5,722)	(3.1)
Total operating costs and expenses	(851,935)	(391,436)	1,708	(1,241,663)	(17,011)	(92.4)
Other operating income	56,818	3,329	—	60,148	8,240	4.5
Income from operations	271,386	(109,461)	4,187	161,924	22,184	12.1
Interest income and other, net	39,982	90	—	40,072	5,490	3.0
Interest expenses	(6,310)	—	—	(6,310)	(864)	(0.5)
Gains (losses) from investments in equity securities	(10,314)	—	(4,640)	(14,954)	(2,049)	(1.1)
Other income/expense, net	16,384	(19)	109	16,474	2,257	1.2
Income before income taxes	311,127	(109,390)	(4,531)	197,207	27,017	14.7
Income tax expense	(107,223)	18,496	—	(88,727)	(12,156)	(6.6)
Income before share of losses in equity investees	203,904	(90,894)	(4,531)	108,480	14,862	8.1
Share of losses (gains) in equity investees, net of tax	(1,165)	—	—	(1,165)	(160)	(0.1)
Net income	202,738	(90,894)	(4,531)	107,314	14,702	8.0
Net loss attributable to noncontrolling interests	4,600	(1,912)	—	2,688	368	0.2
Net income attributable to ordinary shareholders	207,339	(92,806)	(4,531)	110,002	15,070	8.2

The following tables present certain unaudited financial data and selected operating data as of and for the years ended December 31, 2022, 2023 and 2024:

	As of December 31,
	2022	2023	2024
Selected Operating Data:
Total hotels in operation	4,059	4,238	4,425
Franchised-and-managed hotels	3,998	4,173	4,370
Leased-and-operated hotels	61	65	55
Total hotel rooms in operation	302,497	309,495	321,282
Franchised-and-managed hotels	295,932	302,177	315,018
Leased-and-operated hotels	6,565	7,318	6,264
Number of cities	355	360	352

	Year Ended December 31,
	2022	2023	2024
Occupancy rate (as a percentage)
Total hotels in operation	63.7%	75.8%	71.6%
Franchised-and-managed hotels	63.8%	75.9%	71.6%
Leased-and-operated hotels	58.4%	70.9%	70.1%
Average daily rate (in RMB)
Total hotels in operation	159	180	174
Franchised-and-managed hotels	157	178	172
Leased-and-operated hotels	219	250	251
RevPAR (in RMB)
Total hotels in operation	101	137	125
Franchised-and-managed hotels	100	135	123
Leased-and-operated hotels	128	177	176

(1)	Based on the number of available rooms.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues. Our total revenues decreased by 17.4% from RMB1,627.3 million in 2023 to RMB1,343.4 million (US$184.1 million) in 2024. The decrease was primarily due to the decrease in hotel RevPAR and restaurant ADS, the closure of lease-and-operated hotels and stores. Hotel revenues decreased by 10.5% from RMB1,191.9 million in 2023 to RMB1,066.5 million (US$146.1 million) in 2024. The decrease was primarily due to the decrease in RevPAR and the closure of lease-and-operated hotels, but offset by the expansion of franchised-and-managed hotels. For the full year 2024, we opened 405 hotels and closed 218 hotels. The RevPAR was RMB125 in the full year 2024, representing a 8.6% year-over-year decrease.Restaurant revenues decreased by 36.9% from RMB441.6 million in 2023 to RMB278.6 million (US$38.2 million) in 2024. The decrease was primarily attributable to the closure of lease-and-operated stores, and a year-over-year decrease in ADS.

Franchised-and-managed business. Revenues from our franchised-and-managed business decreased by 9.9% from RMB705.2 million in 2023 to RMB635.4 million (US$87.0 million) in 2024. For hotel business, revenues from our franchised-and-managed hotels decreased by 10.2% from RMB696.3 million in 2023 to RMB625.1 million (US$85.6 million) in 2024. The initial franchise fees for hotel business decreased by 25.5% year-over-year, mainly attributable to the decrease in the gross opening number of F&M hotels. The recurring franchise management fees for hotel business decreased from RMB658.4 million in 2023 to RMB600.5 million (US$82.3 million) in 2024, primarily due to a 8.8% year-over-year decrease in F&M hotels’ RevPAR. For restaurant business, revenues from our franchised-and-managed restaurants increased by 15.3% from RMB8.9 million in 2023 to RMB10.3 million (US$1.4 million) in 2024, mainly due to the increased number of F&M stores.

Leased-and-operated business. Revenues from our leased-and-operated business decreased by 24.3% from RMB787.8 million in 2023 to RMB596.6 million (US$81.7 million) in 2024. For hotel business, revenues from our leased-and-operated hotels decreased by 10.9% from RMB490.9 million in 2023 to RMB437.5 million (US$59.9 million) in 2024. mainly due to a 0.9% year-over-year decrease in L&O hotel’s RevPAR and a closure of 12 L&O hotels over the same period. For restaurant business, revenues from our leased-and-operated restaurants decreased by 46.3% from RMB296.9 million in 2023 to RMB159.3 million (US$21.8 million) in 2024. The decrease was primarily due to the closure of L&O restaurants and partially offset by an increase in ADS.

Operating costs. Our total operating costs decreased by 13.2 % from RMB947.4 million in 2023 to RMB822.6 million (US$112.7 million) in 2024. Our hotel operating costs decreased by 0.8% from RMB598.8 million in 2023 to RMB593.8 million (US$81.4 million) in 2024. The decrease was mainly attributable to the closure of 12 L&O stores in 2024, which resulted in lower rental, consumable, food and beverage..

Selling and marketing expenses. Our selling and marketing expenses decreased by 5.6% from RMB71.6 million in 2023 to RMB67.6 million (US$9.3 million) in 2024. The decrease was mainly attributable to lower selling commissions.

General and administrative expenses. Our general and administrative expenses decreased by 12.4% from RMB208.4 million in 2023 to RMB182.6 million (US$25.0 million) in 2024. The decrease was primarily attributable to the reduction in staff related cost.

Other operating expenses. Our other operating expenses decreased by 39.4% from RMB11.7 million in 2023 to RMB7.1 million (US$1.0 million) in 2024, primarily due to the decrease in one-off loss incurred from the disposal of self-operated restaurants for restaurant business.

Impairment loss of goodwill. Our impairment loss of goodwill were RMB81.0 million (US$11.1 million) in 2024, These expenses were impairment for goodwill related to the restaurant business.

Impairment of Intangible asset with indefinite life. Our impairment of intangible asset with indefinite life increased by 143.8% from RMB16.0 million in 2023 to RMB39.1 million (US$5.4 million) in 2024, These expenses were the provisions for trademarks due to Da Niang business.

Other general expenses. Our other general expenses significantly decreased by 34.3% from RMB63.6 million in 2023 to RMB41.8 million (US$5.7 million) in 2024, which included the impairments of long lived assets,and provision for loan receivables related to franchisee loans.

Other operating income. Our other operating income increased by 121.4% from RMB27.2 million in 2023 to RMB60.1million (US$8.2 million) in 2024, mainly attributable to the one-off income from the disposal of property for hotel business .

Income from operations. As a result of the foregoing, our income from operations significantly decreased from RMB335.6 million in 2023 to RMB161.9 million (US$22.2 million) in 2024. As a percentage of our revenues, our income from operations decreased from 20.6% in 2023 to 12.1% in 2024. Excluding impairment loss of goodwill, impairment of intangible asset with indefinite life and other general expenses, income from operations from purely operating activities increased from RMB415.2 million, with a margin of 25.5% in 2023, to RMB323.8 million (US$44.4 million), with a margin of 24.1% in 2024.

Interest income and other, net. Our net interest income decreased by 3.1% from RMB41.4 million in 2023 to RMB40.1 million (US$5.5 million) in 2024, due to a decrease in interest income from franchisee loans as franchisees’ repayment increases, as well as a deduction in deposit rates, impacted by the deduction of benchmark rates of the people’s bank of China in 2023.

Gains (losses) from investments in equity securities. Our losses from investments in equity securities significantly increased by 178.0% from RMB5.4 million in 2023 to RMB15.0 million (US$2.0 million) in 2024. Any realized or unrealized gains or losses resulting from the fluctuations of the market value of these securities will be recognized in earnings in the period which they occur.

Income tax expense. Our income tax expense decreased from RMB118.5 million in 2023 to RMB88.7 million (US$12.2 million) in 2024, primarily due to the decrease of income from operations.

Share of (losses) gains in equity investees, net of tax. We recognized losses of RMB1.4 million in 2023, We recognized losses of RMB1.2 million (US$0.2 million) in 2024, mainly attributable to losses from Yueyuanbaili.

Net loss attributable to non-controlling interests. The loss in 2024 mainly consisted of RMB2.7 million(US$0.4 million) attributable to the non-controlling shareholders of GHG subsidiaries.

Net income attributable to our ordinary shareholders. As a result of the foregoing, our net income attributable to our ordinary shareholders significantly increased from RMB269.3 million in 2023 to RMB110.0 million (US$15.1 million) in 2024. Our net margin, defined as our net income attributable to our ordinary shareholders as a percentage of our revenues, decreased from 16.6% in 2023 to 8.2% in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues. Our total revenues increased by 10.8% from RMB1,469.1 million in 2022 to RMB1,627.3 million in 2023. The increase was primarily due to the increased revenues of hotel business. Hotel revenues increased by 27.2% from RMB936.8 million in 2022 to RMB1,191.9 million in 2023. The increase was primarily due to the recovery in RevPAR and the increase in the number of hotels. For the full year 2023, we opened 420 hotels and closed 241 hotels. The RevPAR was RMB137 in the full year 2023, representing a 35.6% year-over-year increase. Restaurant revenues decreased by 17.3% from RMB533.8 million in 2022 to RMB441.6 in 2023. The decrease was primarily attributable to the closure of lease-and-operated restaurants, and partially offset by an increase in ADS.

Franchised-and-managed business. Revenues from our franchised-and-managed business increased by 19.9% from RMB588.5 million in 2022 to RMB705.2 million in 2023. For hotel business, revenues from our franchised-and-managed hotels increased by 19.6% from RMB582.4 million in 2022 to RMB696.3 million in 2023. The initial franchise fees for hotel business increased by 10.4% year-over-year, mainly attributable to the increase in the gross opening number of F&M hotels. The recurring franchise management fees for hotel business increased from RMB540.0 million in 2022 to RMB649.5 million in 2023, primarily due to a 35.0% year-over-year increase in F&M hotels’ RevPAR and offset by a waving of franchised management fees for refurbished hotels. For restaurant business, revenues from our franchised-and-managed restaurants increased by 48.3% from RMB6.0 million in 2022 to RMB8.9 million in 2023, mainly due to the increased number of F&M stores as well as the increase in ADS.

Leased-and-operated business. Revenues from our leased-and-operated business increased by 12.5% from RMB700.0 million in 2022 to RMB787.8 million in 2023. For hotel business, revenues from our leased-and-operated hotels increased by 45.0% from RMB338.5 million in 2022 to RMB490.9 million in 2023. A 38.3% year-over-year increase in L&O hotel’s RevPAR and a net increase of 4 L&O hotels over the same period. For restaurant business, revenues from our leased-and-operated restaurants decreased by 18.2% from RMB362.8 million in 2022 to RMB296.9 million in 2023. The decrease was primarily due to the closure of L&O restaurants and partially offset by an increase in ADS.

Operating costs. Our total operating costs decreased by 11.2% from RMB1,066.5 million in 2022 to RMB947.4 million in 2023. Our hotel operating costs increased by 0.8% from RMB594.0 million in 2022 to RMB598.8 million in 2023. The increase was mainly attributable to higher consumables and higher related franchise costs as business rebounded, partially offset by the deconsolidation of Argyle Hotel Management Group (Australia) Pty Ltd., or Argyle, and the disposal of our interest in Urban Hotel Group. Our restaurant operating costs decreased by 24.0% from RMB472.3 million in 2022 to RMB359.0 million in 2023. The decrease was mainly attributable to the closing of L&O stores.

Selling and marketing expenses. Our selling and marketing expenses increased by 4.6% from RMB68.5 million in 2022 to RMB71.6 million in 2023. The increase was mainly attributable to higher sales-channel commissions. Our selling and marketing expenses decreased as a percentage of our revenues from 4.7% in 2022 to 4.4% in 2023. For hotel business, our selling and marketing expenses increased by 23.1% from RMB38.5 million in 2022 to RMB47.4 million in 2023, mainly due to higher sales-channel commissions. For restaurant business, our selling and marketing expenses decreased by 19.2% from RMB30.0 million in 2022 to RMB24.2 million in 2023, mainly due to lower staff related expenses resulted from the closure of L&O stores.

General and administrative expenses. Our general and administrative expenses decreased by 19.7% from RMB259.5 million in 2022 to RMB208.4 million in 2023. The decrease was primarily attributable to lower staff related expenses and lower bad debts for both hotel business and restaurant business.

Other operating expenses. Our other operating expenses increased by 39.1% from RMB8.4 million in 2022 to RMB11.7 million in 2023, primarily due to the loss incurred from the disposal of assets and equipment for hotel business.

Impairment loss of goodwill. The loss in 2022 mainly consisted of RMB91.2 million attributable to Argyle and Urban.

Impairment of Intangible asset with indefinite life. Our impairment of intangible asset with indefinite life decreased by 15.2% from RMB19.0 million in 2022 to RMB16.0 million in 2023, These expenses were the provisions for trademarks resulted from the acquisition of restaurant business.

Other general expenses. Our other general expenses significantly decreased by 86.4% from RMB466.5 million in 2022 to RMB63.6 million in 2023. These expenses include provisions for trademarks especially due to the acquisition of the restaurant business, loan receivables related to long-lived loans, and impairment of assets. For hotel business, our other general expenses decreased by 86.2% from RMB461.6 million in 2022 to RMB63.6 million in 2023 due to lower provisions for loans receivable related to franchisee loans. For restaurant business, our other general expenses were RMB5.0 million in 2022 and nil in 2023.

Other operating income. Our other operating income increased by 13.2% from RMB24.0 million in 2022 to RMB27.2 million in 2023, mainly attributable to the financial subsidies for hotel business and offset by tax rebates for restaurant business.

Income from operations. As a result of the foregoing, our income from operations significantly increased from RMB-486.5 million in 2022 to RMB335.6 million in 2023. As a percentage of our revenues, our income from operations increased from -33.1% in 2022 to 20.6% in 2023. Excluding impairment loss of goodwill and other general expenses, income from operations from purely operating activities increased from RMB90.1 million, with a margin of 6.1% in 2022, to RMB415.2 million, with a margin of 25.5% in 2023.

Interest income and other, net. Our net interest income decreased by 14.0% from RMB48.1 million in 2022 to RMB41.4 million in 2023, due to a decrease in interest income from franchisee loans as franchisees’ repayment increases, as well as a deduction in deposit rates, impacted by the deduction of benchmark rates of the people’s bank of China in 2023.

Gains (losses) from investments in equity securities. Our losses from investments in equity securities significantly narrowed by 91.4% from RMB62.2 million in 2022 to RMB5.4 million in 2023. Any realized or unrealized gains or losses resulting from the fluctuations of the market value of these securities will be recognized in earnings in the period which they occur.

Income tax expense. Our income tax expense increased from RMB-44.1 million in 2022 to RMB118.5 million in 2023, primarily due to the increase of income from operations.

Share of (losses) gains in equity investees, net of tax. We recognized losses of RMB1.6 million in 2022, mainly attributable to gains from Yueyuanbaili and losses from Zhilong. We recognized losses of RMB1.4 million in 2023, mainly attributable to losses from Yueyuanbaili.

Net loss attributable to non-controlling interests. The loss in 2023 mainly consisted of RMB8.8 million attributable to the non-controlling shareholders of GHG subsidiaries.

Net income attributable to our ordinary shareholders. As a result of the foregoing, our net income attributable to our ordinary shareholders significantly increased from RMB-425.2 million in 2022 to RMB269.3 million in 2023. Our net margin, defined as our net income attributable to our ordinary shareholders as a percentage of our revenues, increased from -28.9% in 2022 to 16.6% in 2023.

B.	Liquidity and Capital Resources

Our principal sources of liquidity have been cash generated from operating activities. Our cash and cash equivalents, restricted cash and short term investment balance as of December 31, 2024 was RMB920.0 million (US$209.0 million), compared to RMB1,209.3 million in 2023, and compared to RMB920.0 million in 2022. Our cash and cash equivalents consist of cash on hand and liquid investments and short term investment which have maturities of three months or less when acquired. Furthermore, we continue to evaluate and pursue investment opportunities in both domestic and international markets. While these investments are intended to support long-term growth, they may cause fluctuation in our available cash flows.

We have been able to meet our working capital and capital expenditure needs, and we believe that we will be able to meet our working capital needs in at least the next twelve months with our operating cash flow and existing cash and cash equivalents. The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	294,541	455,050	373,378	51,153
Net cash provided by (used in) investing activities	420,446	(93,708)	345,392	47,318
Net cash (used in) provided by financing activities	(335,396)	(303,734)	10,532	1,443
Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,248	32	4,299	589
Net increase in cash and cash equivalents and restricted cash	380,839	57,639	733,601	100,503
Cash and cash equivalents and restricted cash at the beginning of the year	353,123	733,962	791,601	108,449
Cash and cash equivalents and restricted cash at the end of the year	733,962	791,601	1,525,202	208,952

Operating Activities

Net cash provided by operating activities was RMB373.4 million (US$51.2 million) in 2024, compared to RMB455.0 million in 2023, and compared to RMB294.5 million in 2022.

Net cash provided by operating activities in 2024 was RMB373.4 million (US$51.2 million), which was primarily attributable to our net income of RMB107.3 million, adjusted to deduct (i) losses on disposal of property and equipment of RMB25.3 million, (ii) foreign exchange loss of RMB27.5 million, and to add back (i) non-cash lease expense to reduce operating lease right-of-use assets of RMB263.9 million, (ii) depreciation and amortization of RMB115.7 million, (iii) impairment of goodwill confirm, intangible assets with indefinite life and long-lived assets of RMB132.7 million, and (iv) bad debt expense of RMB56.2 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) a decrease in operating lease liabilities of RMB247.7 million, (ii) an increase in accounts payable of RMB3.0 million, (iii) an increase in other current assets of RMB3.1 million, (iv) a decrease in deferred revenue of RMB42.8 million, (v) an increase in income tax payable of RMB23.2 million, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) an increase in unrecognized tax benefits of RMB57.9 million, (ii) an increase in accrued expenses and other current liabilities of RMB3.2 million, (iii) a decrease in other assets of RMB3.7 million, and (iv) a decrease in inventories of RMB14.6 million.

Net cash provided by operating activities in 2023 was RMB455.0 million, which was primarily attributable to our net income of RMB260.5 million, adjusted to deduct (i) interest income of RMB6.0 million, (ii) foreign exchange loss of RMB0.4 million, and to add back (i) non-cash lease expense to reduce operating lease right-of-use assets of RMB271.2 million, (ii) depreciation and amortization of RMB116.9 million, (iii) impairment of intangible assets with indefinite life and long lived assets of RMB56.6 million, and (iv) bad debt expense of RMB38.9 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) a decrease in operating lease liabilities, current portion, of RMB256.0 million, (ii) a decrease in accounts payable of RMB50.5 million, (iii) an increase in other current assets of RMB47.9 million, (iv) a decrease in deferred revenue of RMB33.5 million, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) a decrease in income tax payable of RMB32.9 million, (ii) a decrease in unrecognized tax benefits of RMB28.6 million, (iii) a decrease in accrued expenses and other current liabilities of RMB26.2 million, (iv) a decrease in other assets of RMB17.3 million, and (v) an increase in amounts due from related parties of RMB8.4 million.

Net cash provided by operating activities in 2022 was RMB294.5 million, which was primarily attributable to our net income of RMB-461.7 million, adjusted to deduct (i) foreign exchange gains of RMB17.8 million, (ii) interest income of RMB1.4 million, and to add back (i) bad debt expense of RMB431.2 million, (ii) non-cash lease expense of RMB310.8 million, (iii) depreciation and amortization of RMB125.3 million, (iv) impairment of goodwill of RMB91.2 million, (v) losses and impairment (gains) on equity securities held of RMB62.2 million, and (vi) impairment of long lived assets of RMB53.2 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) a decrease in operating lease liabilities of RMB233.9 million, (ii) an increase in deferred taxes of RMB127.0 million, (iii) a decrease in deferred revenue of RMB77.8 million mainly attributable to a decrease in our membership fees received and initial franchisee fees received, (iv) an increase in our accounts receivable of RMB53.6 million mainly attributable to an increase of receivables from franchisees and hotel guests, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) an increase in accrued expenses and other current liabilities of RMB69.0 million, (ii) a decrease in other current assets of RMB63.9 million, (iii) an increase in unrecognized tax benefits of RMB21.1 million, and (iv) a decrease in inventories of RMB10.6 million.

Investing Activities

Net cash provided by investing activities was RMB345.4 million (US$47.3 million) in 2024, compared to RMB-93.7 million in 2023, and compared to RMB-420.4 million in 2022.

Net cash provided by investing activities in 2024 was RMB345.4 million (US$47.3 million), primarily attributable to (i) proceeds from short-term investments of RMB417.7 million, (ii) proceeds from disposal of property and equipment of RMB139.9 million, (iii) repayment from franchisees of RMB84.3 million, partially offset by (i) increase of long-term time deposits of RMB222.2 million, (ii) purchases of property and equipment of RMB79.6 million, (iii) loan to franchisees of RMB14.3 million, and (iv) purchases of a long-term investment of RMB10.4 million.

Net cash used in investing activities in 2023 was RMB93.7 million, primarily attributable to (i) purchases of short-term investments of RMB262.7 million, (ii) purchases of property, plant and equipment of RMB87.8 million, (iii) increase of long-term time deposits of RMB63.3 million, partially offset by (i) proceeds from maturities of short-term investments of RMB167.0 million, (ii) repayment from franchisees net of RMB98.5 million, (iii) proceeds from disposal of subsidiaries of RMB37.8 million, and (iv) repayment of loan from third parties of RMB14.6 million.

Net cash provided by investing activities in 2022 was RMB420.4 million, primarily attributable to (i) proceeds from maturities of short-term investments of RMB550.7 million, (ii) proceeds from disposal of equity securities of RMB116.6 million, (iii) proceeds from disposal of subsidiaries of RMB79.7 million, and (iv) repayment of loan from franchisees net of RMB48.1 million, partially offset by (i) purchase of short-term investments of RMB161.8 million, (ii) loan to related parties net of RMB125.1 million, (iii) purchases of property, plant and equipment of RMB83.7 million, and (iv) loan to third parties net of RMB13.0 million.

Financing Activities

Net cash provided by financing activities was RMB10.5 million (US$1.4 million) in 2024, compared to net cash used in financing activities of RMB303.7 million in 2023, and net cash used in financing activities of RMB335.4 million in 2022.

Net cash provided by financing activities in 2024 was RMB10.5 million (US$1.4 million), primarily attributable to proceeds from bank borrowings of RMB200.0 million, partially offset by repayment of short-term borrowings of RMB117.2 million.

Net cash used in financing activities in 2023 was RMB303.7 million, primarily attributable to (i) repayment of bank loans net of RMB284.3 million, and (ii) repurchase of ordinary shares of RMB19.7 million.

Net cash used in financing activities in 2022 was RMB335.4 million, primarily attributable to (i) repayment of bank loans net of RMB299.9 million, and (ii) distribution to the shareholders of RMB41.0 million, partially offset by loan from non-controlling interest of RMB5.1 million.

Statutory Reserves

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of December 31, 2022, 2023 and 2024, total statutory reserves of our PRC subsidiaries were RMB150.2 million, RMB152.4 million and RMB155.3 million (US$21.3 million). These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer their net assets to the company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB898.6 million, RMB901.5 million and RMB834.7 million (US$117.6 million) as of December 31, 2022, 2023 and 2024, respectively.

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

As of December 31, 2022, 2023 and 2024, we had short-term investments of RMB186.0 million, RMB417.7 million and RMB0.01 million (US$0.001 million) and investments in equity securities of RMB41.4 million, RMB26.1 million and nil. From disposals of the short-term investments and investments in equity securities, we recorded gains of nil and RMB11.3 million, respectively, in 2022, and we have not disposed of the short-term investments and investments in equity securities in 2023, and recorded loss of nil and RMB1.25 million (US$0.17 million) respectively, in 2024. Mark-to-market losses from these equity securities we recorded amounted to RMB13.9 million, RMB15.3 million and RMB2.5 million (US$0.4 million) in 2022, 2023 and 2024, respectively.

In January 2019, we declared a cash dividend of US$30.6 million, US$0.30 per ordinary share, or US$0.30 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on February 6, 2019 were entitled to such cash dividend, and we paid such dividend in full in February 2019. In December 2019, we declared a cash dividend of US$25.5 million, US$0.25 per ordinary share, or US$0.25 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 24, 2019 were entitled to such cash dividend, and we paid such dividend in full in January 2020. In December 2021, we declared a cash dividend of US$0.55 per ordinary share, or US$0.55 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 31, 2021 were entitled to such cash dividend, and we paid such dividend in full in January 2022. In August 2024, we declared a cash dividend of US$0.10 per ordinary share, or US$0.10 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on September 30, 2024 were entitled to such cash dividend, and we paid such dividend in full in October 2024.

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

Cash Flows through our Organization

GreenTree Hospitality Group Ltd., or our company, is a holding company that relies principally on its operating subsidiaries in China for its cash requirements. For the year ended December 31, 2022, our company received RMB241.3 million from our operating subsidiaries in China. For the year ended December 31, 2023, our company received payments of RMB492.5 million (US$69.4 million) from, and made payments of RMB162.5 million (USD22.9 million) to our operating subsidiaries in China. For the year ended December 31, 2024, our company received RMB102.1 million (US$14.0 million) , the dividends from our operating subsidiaries in China. And paid US$10.2 million (RMB74.2 million) to the company’s shareholders.

For the year ended December 31, 2023, our company did not make any payments to, or receive any payments from, our operating subsidiaries in China.For the year ended December 31, 2024, our company received RMB74.1 million (US$10.2 million) from our operating subsidiaries in China.

For the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred between our company and our operating subsidiaries in China.

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

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2024. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

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

Impairment of goodwill

We test goodwill for impairment at the reporting unit level. A reporting unit is an operating segment or one level below an operating segment (component level) as determined by the availability of discrete financial information that is regularly reviewed by operating segment management or an aggregate of component levels of an operating segment having similar economic characteristics. If the carrying value of a reporting unit (including the value of goodwill) is greater than its estimated fair value, an impairment charge would be recorded for the amount that the carrying amount of the reporting unit exceeded its fair value.

We evaluate the fair value of the Da Niang business reporting unit using discounted cash flow method based on assumptions including projected revenue and discount rate, that involve considerable management judgements. Accordingly, actual results may vary significantly from our estimates as they are forward-looking and include assumptions about economic and market conditions with uncertain future outcome.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our current directors, executive officers and senior management.

Name	Age	Position/Title
Alex S. Xu ()	61	Chairman and chief executive officer
Gregory James Karns	69	Director, general counsel
Bingwu Xie ()	55	Independent director
Dong Li ()	49	Independent director
Yanjie Zhu	42	Independent director
Yiping Yang ()	42	Chief financial officer

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

Mr. Dong Li () has served as an independent director of our company since March 2018. Mr. Li has served as the chief financial officer of TH International Limited (Nasdaq, ticker symbol: THCH), the parent company of the exclusive master franchisees of Tim Hortons coffee shops in China since September 2021. Mr. Li also served, as an independent non-executive director of Helens International Holdings Company Limited (China’s largest bar chain network listed on the Hong Kong Stock Exchange, ticker symbol: 09869 and on the Singapore Exchange, ticker symbol: HLS) since August 2021, as an independent non-executive director of Logory Logistics Technology Co., Ltd (a leading end-to-end digital freight transportation services provider in China listed on the Hong Kong Stock Exchange, ticker symbol: 02482) since March 2023 and as an independent non-executive director of ZJLD Group Inc (a leading baijiu company in China devoted to offering premium baijiu products featuring sauce aroma profile and listed on the Hong Kong Stock Exchange, ticker symbol: 06979) since April 2023. Prior to joining TH International Limited, Mr. Li served as the chief financial officer for several companies, including Ximalaya Inc., one of China’s largest online audio platforms from September 2019 to September 2021; OneSmart International Education Group Limited, a diversified premium K-12 education company in China listed on the New York Stock Exchange (ticker symbol: ONE) from July 2017 to June 2019; Pegasus Media Group Limited, a company focuses on movie and TV show production, investment, licensing, marketing and derivatives from April 2016 to April 2017; and Ecovacs Robotics Holdings Limited, a consumer robotics company in China listed on the Shanghai Stock Exchange (ticker symbol: 603486) from March 2015 to February 2016. From September 2008 to February 2015, Mr. Li worked as an associate and later vice president in investment banking at Bank of America Merrill Lynch and ICBC International in Hong Kong. Prior to that, Mr. Li worked in KPMG’s auditing practice group from August 1999 to April 2006 in its Beijing and Silicon Valley offices, respectively. Mr. Li received a bachelor’s degree in accounting from School of Economics and Management, Tsinghua University in July 1999, as well as a master’s degree in business administration in finance from Kellogg School of Management, Northwestern University in June 2008. Mr. Li is a member of the Chinese Institute of Certified Public Accountants and the Certified General Accountants Association of Canada.

Ms. Yanjie (Catherine) Zhu () has served as an independent director of our company since December 2021. Ms. Zhu has served as the chief financial officer of Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun”) since April 2024. Before joining Baozun, Catherine held key roles in various organizations from 2013 to 2020, including IBR Ltd., Cue & Co., Xperience Communications (Shanghai) Co., Ltd., Porsche Centre Shanghai Waigaoqiao Limited and Lend Lease Project Management & Construction (Shanghai) Co., Ltd. Prior to that, Ms. Zhu worked as an audit manager with KPMG in its Shanghai office from August 2005 to February 2013. Ms. Zhu holds a bachelor’s degree in Business Administration from Shanghai International Studies University and is certified by the Chinese Institute of Certified Public Accountants (CICPA) and holds a Certified Internal Auditor (CIA) certificate.

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

For the year ended December 31, 2024, we paid an aggregate of approximately US$0.5 million in cash to our executive officers and directors.

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

Granted Options

Our board of directors has only granted options to participants in our 2018 share incentive plan. In January 2018, we granted 1,703,000 options to purchase our Class A ordinary shares to certain of our employees and directors. All of these options were subject to applicable vesting schedules. As of 31st December, 2024, excluding the opitons expired, there were (i) 80,000 Class A ordinary shares issuable upon the exercise of outstanding options and (ii) 7,978,000 Class A ordinary shares reserved for future issuance. The table below summarizes, as of the date of this annual report, the options we have granted to our directors and executive officers under our 2018 share incentive plan.

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

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of December 31, 2024 by:

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

The calculations in the table below are based on (i) 66,761,582 Class A ordinary shares and (ii) 34,762,909 Class B ordinary shares outstanding as of December 31, 2024.

	Beneficially Owned		Beneficially Owned		Percentage of
	Class A Ordinary Shares		Class B Ordinary Shares		Votes Held
	Number	%	Number	%	%
Directors and Executive Officers:
Alex S. Xu(1)	56,589,300	84.8	34,762,909	100	94.1
Gregory James Karns	—	—	—	—	—
Bingwu Xie	—	—	—	—	—
Dong Li	—	—	—	—	—
Yanjie (Catherine) Zhu	—	—	—	—	—
Yiping Yang	—	—	—	—	—
All directors and executive officers as a group	56,589,300	84.8	34,762,909	100	94.1
Principal Shareholders:
GreenTree Inns Hotel Management Group, Inc.(2)(3)	56,589,300	84.8	34,762,909	100	94.1
Allspring Global Investments Holdings, LLC(4)	5,155,443	7.7	—	—	3.0

Notes:

(1)	Represents (i) 56,589,300 Class A ordinary shares and (ii) 34,762,909 Class B ordinary shares held by GTI. Mr. Alex S. Xu is considered to beneficially own all the shares held by GTI by virtue of (i) his director position on GTI’s three-member board of directors; and (ii) his 84.5% voting power in GTI. As a result, Mr. Alex S. Xu has the power to (i) vote, or to direct the voting of, and (ii) dispose, or to direct the disposition of, all the shares held by GTI.

(2)	GTI’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three (3) votes per share. Currently, GTI has 31,782,381 Class A ordinary shares and 57,938,182 Class B ordinary shares issued and outstanding.

(3)	Mr. Alex S. Xu, directly or indirectly through entities controlled by him, holds 57,938,182 Class B ordinary shares of GTI, including (a) 36,340,682 Class B ordinary shares of GTI held by Mr. Xu’s family trust, for which Mr. Xu and his wife are settlors and trustees and accordingly, Mr. Xu has voting and dispositive control, (b) 17,047,500 Class B ordinary shares of GTI held by GreenTree Hotel Management, Inc., a company incorporated in Samoa and to which Mr. Xu is the sole shareholder and exercises sole voting and dispositive control, and (c) 4,550,000 Class B ordinary shares of GTI held by Keystone Pacific, LLC, a California limited liability company whose sole members are Mr. Xu, individually, and Mr. Xu’s family trust, and accordingly to which Mr. Xu exercises voting and dispositive control, which in the aggregate result in Mr. Xu’s 84.5% voting power in GTI. Mr. Kent Chien Te Wu directly or indirectly through entities controlled by him, holds 9,900,000 Class A ordinary shares of GTI, including (a) 9,300,000 Class A ordinary shares of GTI through Wu Green Tree Limited Partnership, a California limited partnership (“Wu Green Tree”), and (b) 600,000 Class A ordinary shares of GTI individually. The business office of Mr. Wu and Wu Green Tree is 260 Newport Center Drive, Newport Beach, CA 92660. The voting and dispositive power over the Class A ordinary shares of GTI held by Wu Green Tree are controlled by the two general partners of Wu Green Tree, Kent Chien Te Wu, and Maggie Tzu Chiang Wu, his wife, and accordingly Mr. Wu has the power to (i) vote, or direct the voting of, and (ii) dispose, or direct the disposition of, all GTI shares held by Wu Green Tree. Other than Mr. Xu and Mr. Wu, no other shareholder is known to us to own beneficially 5.0% or more of the shares of GTI.

(4)	The number of ordinary shares beneficially owned is as of December 31, 2024, as reported in Form 13F filed on January 29, 2025 by Allspring Global Investments Holdings, LLC, a Delaware limited liability company (“AGIH”), and consists of 5,155,433 Class A ordinary shares. The principal business office of AGIH is 1415 Vantage Park Drive, 3rd Floor, Charlotte, NC 28203.

To our knowledge, as of December 31, 2024, 10,172,282 Class A ordinary shares or 10.0% of our outstanding ordinary shares were held by record holders in the United States, including Deutsche Bank Trust Company Americas, the depositary bank for our ADR program. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Other Transactions with Related Parties

Transactions with GTI

In 2022, we made a bridge loan, with an interest rate of 4.35% per annum, to GTI for repayment of an Euro denominated loan from Pudong Development Bank, which was initially used for the acquisition of Da Niang Dumplings from a third party. The outstanding amount of loans, including those incurred in 2021, as of December 31, 2022 was RMB326.4 million. In March 2023, the outstanding amount of loans payable was offset against a portion of the purchase price paid by us for the acquisition of Da Niang Dumplings and Bellagio. In 2024, except for dividends to GTI, there was no other transaction with GTI.

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

Transactions with Napa Infinity Winery (Shanghai) Inc.

Napa Infinity Winery (Shanghai) Inc., or Napa, is a wine distributor controlled by the brother of Mr. Alex S. Xu. In 2021, we purchased wine from Napa in the aggregate amount of RMB2.5 million. In 2022, we purchased wine from Napa in the aggregate amount of RMB3.7 million. In 2023, we purchased wine from Napa in the aggregate amount of RMB1.3 million (US$0.2 million).In 2024, we purchased wine from Napa in the aggregate amount of RMB0.8 million (US$0.1 million).

Transactions with Yibon

In 2021, we generated franchise revenue from Yibon of RMB1.3 million. In 2022, we generated franchise revenue from Yibon of RMB1.3 million. In 2023, we generated franchise revenue from Yibon of RMB0.8 million (US$0.1 million).In 2024, we generated franchise revenue from Yibon of RMB0.4 million (US$0.05 million)

Transactions with Beifu Hong Kong Industrial Co.,

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

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy and Distributions

In January 2019, we declared a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on February 6, 2019 were entitled to such cash dividend, and we paid such dividend in full in February 2019. In December 2019, we declared a cash dividend of US$0.25 per ordinary share, or US$0.25 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 24, 2019 were entitled to such cash dividend, and we paid such dividend in full in January 2020. In December 2021, we declared a cash dividend of US$0.55 per ordinary share, or US$0.55 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 31, 2021 were entitled to such cash dividend, and we paid such dividend in full in January 2022. In August 2024, we declared a cash dividend of US$0.10 per ordinary share, or US$0.10 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on September 30, 2024 were entitled to such cash dividend, and we paid such dividend in full in October 2024.

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

Based on the nature and composition of our income and assets, and the valuation of our assets, including goodwill, we do not believe we were a PFIC for our 2024 taxable year. The determination of whether or not we are a PFIC is made annually. Accordingly, there is a risk that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition or in the value of our assets. In particular, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change and has been volatile. Any decrease in the market value of our ADSs may result in our becoming a PFIC.

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

In certain circumstances, in lieu of being subject to the special tax rules discussed above, you may make a mark-to-market election with respect to your ADSs or Class A ordinary shares provided such ADSs or Class A ordinary shares are treated as “marketable stock.” The ADSs or Class A ordinary shares generally will be treated as marketable stock if the ADSs or Class A ordinary shares, as applicable, are “regularly traded” on a “qualified exchange or other market” (each within the meaning of the applicable U.S. Treasury regulations). Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs are listed on the New York Stock Exchange, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that only the ADSs and not the Class A ordinary shares are listed on the New York Stock Exchange. Consequently, if you are a holder of Class A ordinary shares that are not represented by ADSs, you generally will not be eligible to make a mark-to-market election.

If you make an effective mark-to-market election, for each taxable year that we are a PFIC, you will include as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted basis in the ADSs. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election, and thereafter will be capital loss.

Your adjusted basis in the ADSs will be increased by the amount of any income inclusions and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash which is mostly held in interest bearing bank deposits. As of December 31, 2024, the majority of our cash and cash equivalents were held in major financial institutions located in China. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to hedge interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Equity Price Risk

We are exposed to equity price risk on our common stock holdings. As of December 31, 2023, we had investments in equity securities in Hong Kong stock market. If we continue to hold stocks, the common stock holdings are exposed to price fluctuations.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China, or the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the Renminbi has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately  10%. The RMB depreciated approximately 8.2%, 2.9% and 2.8% against the U.S. dollar in 2022, 2023 and 2024, respectively. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

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

Fees and Charges

An ADS holder will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):

Service		Fees
●	To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)	Up to US$0.05 per ADS issued
●	Cancellation of ADSs, including the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
●	Distribution of cash dividends	Up to US$0.02 per ADS held
●	Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
●	Distribution of ADSs pursuant to exercise of rights.	Up to US$0.05 per ADS issued
●	Depositary services	Up to US$0.02 per ADS held per annum on the applicable record date(s) established by the depositary bank

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

During the year ended December 31, 2024, we did not receive any payment from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2022, 2023 and 2024.

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

For the period from March 26, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2024, we used approximately US$128.2 million of the net proceeds from our initial public offering for general corporate purposes in line with our strategies, (i) the organic expansion of our hotel chain and the improvement of existing hotel properties, including conversion of existing leased-and-operated hotels to new brands, including Gem, Gya and Vx, (ii) potential acquisitions of domestic and overseas operators that will complement our operations and accelerate our expansion plan, and (iii) working capital and other general corporate purposes, including marketing and upgrading our IT system.

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

Our management, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) as of December 31, 2024. Based upon that evaluation, as of December 31, 2024, our management has concluded that our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

As required by Rule 13a-15(c) of the Exchange Act, our management, under the supervision and with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, conducted an evaluation of our internal control over financial reporting as of December 31, 2024 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that that, as of December 31, 2024, our internal control over financial reporting was effective.

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

Item 16. RESERVED

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Hua Ming LLP has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2024, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, for the years indicated.

	For the Years Ended December 31,
	2022	2023	2024
	(In thousands of US dollars)
Audit Fees	979	1,085	712
All Other Fees	—	—	—
Total	979	1,085	712

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In October 2023, we announced the authorization of a share repurchase program in an aggregate amount of up to US$10 million worth of our outstanding Class A ordinary shares of a par value of US$0.50 each and/or ADSs from time to time over the next two years. During the year ended December 31, 2024, we repurchased an aggregate of 654,464 ADSs, representing 654,464 Class A ordinary shares.

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

ITEM 16J. INSIDER TRADING POLICIES

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

ITEM 16K. CYBERSECURITY

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

11.2

Registrant’s Statement of Policies Governing Material, Non-Public Information and the Prevention of Insider Trading (incorporated by reference to Exhibit 11.2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-38425), filed with the Securities and Exchange Commission on April 30, 2024)

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

97.1

Incentive Compensation Clawback Policy of the Registrant (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 (File No. 001-38425), filed with the Securities and Exchange Commission on April 30, 2024)

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

Date: April 30, 2025

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2023 and 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GreenTree Hospitality Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GreenTree Hospitality Group Ltd. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive (loss) income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Goodwill and Trademark of Da Niang Business

Description of the Matter

As disclosed in Notes 2, 10 and 12 to the consolidated financial statements, goodwill and indefinite-lived intangible assets are assessed for impairment on an annual basis or more frequently if events or changes in circumstances indicate that they might be impaired. During the year ended December 31, 2024, the Company recorded impairment losses of RMB81 million on goodwill associated with Da Niang business reporting unit and RMB39 million on Da Niang Trademark.

Auditing the Company’s goodwill and indefinite-lived intangible asset impairment assessments was complex and highly judgmental due to the significant estimation required in determining the fair values of the Da Niang business reporting unit and Da Niang Trademark. Significant assumptions used to estimate the fair value of the reporting unit included projected revenue and discount rate. Significant assumptions used to determine the fair value of trademark included projected revenue, royalty rate, and discount rate. These assumptions are affected by management’s expectations about future market and economic conditions.

How We Addressed the Matter in Our Audit	To test the estimated fair value of the Da Niang business reporting unit and Da Niang Trademark, our audit procedures included, among others, assessing the methodology used to develop the estimate of fair value, evaluating the significant assumptions described above, and testing the completeness and accuracy of the underlying data used. We compared the projected revenue to historical results of the business and considered market and economic trends. We involved our valuation specialist to assist in evaluating the royalty rate and discount rates used in the assessments. We also performed sensitivity analyses on the significant assumptions described above to evaluate the potential changes in the fair value of the reporting unit and trademark and that would result from changes in these assumptions.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2012.

Shanghai, the People’s Republic of China

April 30, 2025

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2023	2024	2024
		RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents		765,547,547	1,490,235,562	204,161,435
Restricted cash		6,576,906	16,096,476	2,205,208
Short-term investments	13	417,711,617	10,475	1,435
Investments in equity securities		26,076,169	—	—
Accounts receivable, net of allowance for credit losses of RMB3,532,016 and RMB5,645,777 (USD773,468) as of December 31, 2023 and 2024, respectively	6	123,887,879	99,688,034	13,657,205
Amounts due from related parties	25	19,928,781	21,839,929	2,992,058
Inventories, net	7	20,462,490	6,881,470	942,758
Other current assets	14	117,047,122	114,898,590	15,741,042
Loans receivable, net	8	129,521,094	85,463,467	11,708,447
Total current assets		1,626,759,605	1,835,114,003	251,409,588

Amounts due from related parties	25	110,000,000	110,000,000	15,069,938
Restricted cash		19,476,259	18,869,900	2,585,166
Long-term time deposits		63,340,000	285,570,000	39,122,930
Loans receivable, net	8	70,690,305	15,372,238	2,105,988
Property, plant and equipment, net	9	814,949,026	649,528,210	88,985,000
Intangible assets, net	10	117,720,693	75,677,551	10,367,782
Operating lease right-of-use assets	11	1,535,330,762	1,328,582,419	182,015,045
Goodwill	12	177,082,468	96,074,468	13,162,148
Long-term investments	13	184,758,800	184,024,217	25,211,214
Other assets	14	104,725,600	102,545,847	14,048,723
Deferred tax assets	22	241,965,360	245,760,095	33,668,995
TOTAL ASSETS		5,066,798,878	4,947,118,948	677,752,517
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	15	116,800,000	—	—
Long-term bank loans, current portion	15	200,000	400,000	54,800
Accounts payable		73,126,677	56,488,405	7,738,880
Advance from customers	5	22,393,097	25,684,437	3,518,753
Amounts due to related parties	25	16,310,293	17,462,176	2,392,308
Salary and welfare payable		86,332,096	78,234,582	10,718,093
Deferred revenue	5	186,281,838	175,046,178	23,981,228
Operating lease liabilities, current	11	267,536,846	241,363,244	33,066,629
Accrued expenses and other current liabilities	16	459,832,717	481,910,291	66,021,439
Income tax payable		112,782,712	88,876,497	12,176,030
Total current liabilities		1,341,596,276	1,165,465,810	159,668,160

Operating lease liabilities, non-current	11	1,391,909,308	1,215,776,075	166,560,639
Deferred revenue, non-current	5	207,905,769	176,353,919	24,160,388
Long-term bank loans, non-current portion	15	56,800,000	256,200,000	35,099,256
Other long-term liabilities	17	111,711,750	120,975,955	16,573,638
Deferred tax liabilities	22	94,716,495	79,670,908	10,914,870
Unrecognized tax benefits	22	382,125,785	440,072,214	60,289,646
Total liabilities		3,586,765,383	3,454,514,881	473,266,597
Commitments and contingencies	26

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED BALANCE SHEETS — (Continued)

		As of December 31,
	Notes	2023	2024	2024
		RMB	RMB	USD
Shareholders’ equity:
Class A ordinary shares (USD0.50 par value per share; 400,000,000 and 400,000,000 shares authorized as of December 31, 2023 and 2024; 66,780,612 and 66,761,582 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	18	222,587,070	222,587,070	30,494,304
Class B ordinary shares (USD0.50 par value per share; 100,000,000 and 100,000,000 shares authorized as of December 31, 2023 and 2024; 34,762,909 and 34,762,909 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	18	115,534,210	115,534,210	15,828,122
Treasury stock		(36,677,832)	(37,043,116)	(5,074,886)
Additional paid-in capital		1,680,713,349	1,609,972,272	220,565,297
Accumulated losses		(568,339,799)	(458,337,569)	(62,791,989)
Accumulated other comprehensive income	19	28,401,282	6,033,263	826,554
Total GreenTree Hospitality Group Ltd.’s shareholders’ equity		1,442,218,280	1,458,746,130	199,847,402
Noncontrolling interests		37,815,215	33,857,937	4,638,518
Total shareholders’ equity		1,480,033,495	1,492,604,067	204,485,920
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		5,066,798,878	4,947,118,948	677,752,517

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

		Year Ended December 31,
	Notes	2022	2023	2024	2024
		RMB	RMB	RMB	USD

Revenues:
Leased-and-operated revenue (including revenue from related parties of RMB112,847, RMB82,396 and RMB46,978 (USD6,436) for the years ended December 31, 2022, 2023 and 2024, respectively)	5, 25	700,022,649	787,814,342	596,640,639	81,739,432
Franchised-and-managed revenue (including revenue from related parties of RMB1,285,068, RMB788,179 and RMB44,478 (USD6,093) for the years ended December 31, 2022, 2023 and 2024, respectively)	5, 25	588,463,368	705,244,948	635,360,312	87,044,006
Wholesales and others (including revenue from related parties of nil, RMB 1,757,629 and RMB 649,928 (USD89,040) for the years ended December 31, 2022, 2023 and 2024, respectively)	5, 25	180,588,258	134,198,399	111,439,245	15,267,114
Total revenues		1,469,074,275	1,627,257,689	1,343,440,196	184,050,552
Operating costs and expenses:
Operating costs (including purchases from related parties of RMB299,861, RMB1,574,642 and RMB1,185,014 (USD162,346) for the years ended December 31, 2022, 2023 and 2024, respectively)	20, 25	(1,066,512,951)	(947,438,814)	(822,587,314)	(112,694,000)
Selling and marketing expenses (including services from related parties of RMB6,163,675, RMB1,276,474 and RMB802,606 (USD109,957) for the years ended December 31, 2022, 2023 and 2024, respectively)	25	(68,490,439)	(71,618,033)	(67,585,059)	(9,259,115)
General and administrative expenses		(259,513,862)	(208,433,678)	(182,551,094)	(25,009,397)
Other operating expenses		(8,416,358)	(11,704,553)	(7,090,463)	(971,389)
Impairment of goodwill		(91,236,480)	—	(81,008,000)	(11,098,050)
Impairment of indefinite-lived intangible asset		(18,892,000)	(16,027,000)	(39,072,000)	(5,352,842)
Other general expenses		(466,535,163)	(63,556,586)	(41,769,330)	(5,722,375)
Total operating costs and expenses		(1,979,597,253)	(1,318,778,664)	(1,241,663,260)	(170,107,168)
Other operating income		23,993,148	27,169,901	60,147,558	8,240,182
(Loss) income from operations		(486,529,830)	335,648,926	161,924,494	22,183,566
Interest income (including interest income from related parties of RMB12,333, RMB465,500 and RMB395,694 (USD54,210) for the years ended December 31, 2022, 2023 and 2024, respectively)	25	48,105,125	41,371,162	40,072,068	5,489,851
Interest expenses		(27,987,842)	(14,053,841)	(6,310,152)	(864,487)
Losses and impairment on equity securities held		(62,156,235)	(5,378,104)	(14,953,679)	(2,048,646)
Other income, net		24,404,728	22,783,715	16,474,064	2,256,938
(Loss) income before income taxes and share of losses in equity method investments		(504,164,054)	380,371,858	197,206,795	27,017,222
Income tax benefit (expense)	22	44,072,902	(118,452,255)	(88,726,969)	(12,155,545)
(Loss) income before share of losses in equity method investments		(460,091,152)	261,919,603	108,479,826	14,861,677
Share of loss in equity method investments, net of tax		(1,598,301)	(1,392,002)	(1,165,474)	(159,669)
Net (loss) income		(461,689,453)	260,527,601	107,314,352	14,702,008
Net loss attributable to noncontrolling interests		36,536,272	8,788,707	2,687,878	368,238
Net (loss) income attributable to ordinary shareholders		(425,153,181)	269,316,308	110,002,230	15,070,246

(Losses) earnings per share
Class A ordinary shares-basic and diluted	27	(4.13)	2.64	1.08	0.15
Class B ordinary shares-basic and diluted	27	(4.13)	2.64	1.08	0.15

Weighted average shares outstanding
Class A ordinary shares-basic and diluted	27	68,201,056	67,321,003	66,776,243	66,776,243
Class B ordinary shares-basic and diluted	27	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive (loss) income, net of tax	19
-Foreign currency translation adjustments		(11,361,872)	672,112	(22,374,019)	(3,065,228)
-Unrealized (losses) income on available-for-sale investments		(2,786,931)	(2,934)	6,000	822

Other comprehensive (loss) income, net of tax		(14,148,803)	669,178	(22,368,019)	(3,064,406)

Comprehensive (loss) income, net of tax		(475,838,256)	261,196,779	84,946,333	11,637,602
Comprehensive loss attributable to noncontrolling interests		36,536,272	8,788,707	2,687,878	368,238
Comprehensive (loss) income attributable to ordinary shareholders		(439,301,984)	269,985,486	87,634,211	12,005,840

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in Renminbi, except for number of shares, unless otherwise stated)

										Total Green
								Retained	Accumulated	Tree Hospitality
	Class A		Class A		Class B		Additional	Earnings	Other	Group Ltd.
	Ordinary Shares		Treasury stock		Ordinary Shares		Paid-in	(accumulated	Comprehensive	Shareholders’	Noncontrolling
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	losses)	Income	Equity	interests	Total Equity

Balance at January 1, 2022	68,286,954	222,587,070	—	—	34,762,909	115,534,210	2,080,513,055	(392,390,875)	41,880,907	2,068,124,367	190,930,675	2,259,055,042
Capital contribution from noncontrolling interest holders	—	—	—	—	—	—	—	—	—	—	400,000	400,000
Net loss	—	—	—	—	—	—	—	(425,153,181)	—	(425,153,181)	(36,536,272)	(461,689,453)
Shares repurchase of Urban Group	—	—	(870,908)	(16,971,057)	—	—	—	—	—	(16,971,057)	—	(16,971,057)
Deconsolidation or disposal of subsidiaries	—	—			—	—	—	—	—	—	(108,190,481)	(108,190,481)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(11,361,872)	(11,361,872)	—	(11,361,872)
Unrealized losses on available-for-sale investments	—	—	—	—	—	—	—	—	(2,786,931)	(2,786,931)	—	(2,786,931)
Share-based compensation (Note 21)	—	—	—	—	—	—	(62,356)	—	—	(62,356)	—	(62,356)
Balance at December 31, 2022	68,286,954	222,587,070	(870,908)	(16,971,057)	34,762,909	115,534,210	2,080,450,699	(817,544,056)	27,732,104	1,611,788,970	46,603,922	1,658,392,892
Effect of adoption of ASU 2016-03	—	—	—	—	—	—	—	(20,112,051)	—	(20,112,051)	—	(20,112,051)
Net income (loss)	—	—	—	—	—	—	—	269,316,308	—	269,316,308	(8,788,707)	260,527,601
Repurchase of ordinary shares	—	—	(635,434)	(19,706,775)	—	—	—	—	—	(19,706,775)	—	(19,706,775)
Business combinations under common control	—	—	—	—	—	—	(399,800,000)	—	—	(399,800,000)	—	(399,800,000)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	672,112	672,112	—	672,112
Unrealized gains on available-for-sale investments	—	—	—	—	—	—	—	—	(2,934)	(2,934)	—	(2,934)
Share-based compensation (Note 21)	—	—	—	—	—	—	62,650	—	—	62,650	—	62,650
Balance at December 31, 2023	68,286,954	222,587,070	(1,506,342)	(36,677,832)	34,762,909	115,534,210	1,680,713,349	(568,339,799)	28,401,282	1,442,218,280	37,815,215	1,480,033,495
Distribution to the shareholders	—	—	—	—	—	—	(70,176,000)	—	—	(70,176,000)	(869,400)	(71,045,400)
Purchase of noncontrolling interests	—	—	—	—	—	—	(566,000)	—	—	(566,000)	(400,000)	(966,000)
Net income (loss)	—	—	—	—	—	—	—	110,002,230	—	110,002,230	(2,687,878)	107,314,352
Repurchase of ordinary shares	—	—	(19,030)	(365,284)	—	—	—	—	—	(365,284)	—	(365,284)
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	(22,374,019)	(22,374,019)	—	(22,374,019)
Unrealized gains on available-for-sale investments	—	—	—	—	—	—	—	—	6,000	6,000	—	6,000
Share-based compensation (Note 21)	—	—	—	—	—	—	923	—	—	923	—	923
Balance at December 31, 2024	68,286,954	222,587,070	(1,525,372)	(37,043,116)	34,762,909	115,534,210	1,609,972,272	(458,337,569)	6,033,263	1,458,746,130	33,857,937	1,492,604,067
Balance at December 31, 2024 (USD)		30,494,304		(5,074,886)		15,828,122	220,565,297	(62,791,989)	826,554	199,847,402	4,638,518	204,485,920

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD

Operating activities:
Net (loss) income	(461,689,453)	260,527,601	107,314,352	14,702,008
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	125,338,901	116,870,237	115,746,538	15,857,211
Impairment of goodwill	91,236,480	—	81,008,000	11,098,050
Impairment of indefinite-lived intangible assets	30,892,345	16,027,000	39,072,000	5,352,842
Impairment of long-lived assets	53,244,063	40,559,449	12,600,000	1,726,193
Noncash lease expense	310,802,786	271,156,173	263,911,503	36,155,728
Losses (gain) from disposal of subsidiaries	16,117,056	1,223,952	(488,227)	(66,887)
Allowances for credit losses	431,180,588	38,858,275	56,241,392	7,705,039
Losses and impairment on equity securities held	62,156,235	6,998,104	14,953,679	2,048,646
Losses (gain) on disposal of property, plant and equipment	4,518,601	2,166,990	(25,338,789)	(3,471,400)
Foreign exchange gains	(17,843,559)	(372,186)	(27,497,303)	(3,767,118)
Deferred taxes	(127,047,022)	(2,423,339)	(18,840,322)	(2,581,114)
Other non-cash expense (income)	124,283	(4,554,719)	2,644,112	362,242
Changes in operating assets and liabilities:
Accounts receivable	(53,611,693)	(5,359,275)	(4,015,520)	(550,124)
Inventories	10,626,796	4,764,959	14,618,912	2,002,783
Amounts due from related parties	(8,425,000)	8,372,296	(1,416,495)	(194,059)
Other current assets	63,924,588	(47,920,887)	(3,067,256)	(420,212)
Other assets	9,253,744	17,250,340	3,725,971	510,456
Accounts payable	(15,933,692)	(50,451,092)	(3,021,869)	(413,994)
Amounts due to related parties	3,561,244	(5,406,910)	1,151,882	157,807
Salary and welfare payable	10,348,812	(3,010,962)	(7,916,485)	(1,084,554)
Deferred revenue	(77,754,052)	(33,539,045)	(42,787,510)	(5,861,865)
Advance from customers	(18,834,737)	(3,211,266)	3,305,355	452,832
Accrued expenses and other current liabilities	69,046,891	26,174,961	3,161,614	433,139
Income tax payable	6,664,115	32,861,850	(23,195,720)	(3,177,801)
Unrecognized tax benefits	21,146,549	28,569,943	57,946,428	7,938,628
Operating lease liabilities	(233,948,343)	(256,017,527)	(247,702,691)	(33,935,130)
Other long-term liabilities	(10,555,063)	(5,065,347)	1,264,213	173,196
Net cash provided by operating activities	294,541,463	455,049,575	373,377,764	51,152,542
Investing activities:
Purchases of property, plant and equipment	(83,723,370)	(87,764,045)	(79,582,039)	(10,902,695)
Purchases of intangible assets	(108,028)	(740,406)	(37,057)	(5,077)
Proceeds from disposal of property, plant and equipment	5,951,096	2,951,611	139,900,865	19,166,340
Repayments from advances for purchases of property, plant and equipment	3,247,390	—	—	—
Purchases of short-term investments	(161,760,000)	(262,680,045)	—	—
Proceeds from maturities of short-term investments	550,663,022	167,009,370	417,701,142	57,224,822
Purchases of long-term time deposits	—	(63,340,000)	(222,230,000)	(30,445,385)
Purchases of Long-term investments	—	—	(10,400,000)	(1,424,794)
Proceeds from disposal of equity securities	116,555,911	—	21,812,329	2,988,277
Proceeds from disposal of subsidiaries	79,666,586	37,800,000	2,807,500	384,626
Loans to related parties	(168,695,802)	—	(858,000)	(117,546)
Repayment of loans from related parties	43,555,000	—	363,347	49,778

GREENTREE HOSPITALITY GROUP LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Investing activities (continued):
Loans to third parties	(14,628,629)	—	—	—
Repayment of loans from third parties	1,638,833	14,553,007	5,900,000	808,297
Loans to franchisees	(47,760,740)	(22,643,066)	(14,323,813)	(1,962,354)
Repayment of loans from franchisees	95,844,426	121,145,169	84,337,321	11,554,166
Net cash generated from (used in) investing activities	420,445,695	(93,708,405)	345,391,595	47,318,455
Financing activities:
Distribution to the shareholders (Note 1)	(40,999,458)	—	(70,936,321)	(9,718,236)
Repurchase of ordinary shares	—	(19,706,775)	(365,284)	(50,044)
Proceeds from bank loans	305,600,000	174,000,000	200,000,000	27,399,888
Repayment of bank loans	(605,500,000)	(458,300,000)	(117,200,000)	(16,056,334)
Loan from non-controlling interest	5,103,299	272,500	—	—
Capital contribution from noncontrolling interest holders	400,000	—	—	—
Purchase of noncontrolling interests	—	—	(966,000)	(132,341)
Net cash (used in) generated from financing activities	(335,396,159)	(303,734,275)	10,532,395	1,442,933
Effect of exchange rate changes on cash and cash equivalents and restricted cash	1,248,139	32,086	4,299,472	589,026
Net increase in cash and cash equivalents and restricted cash	380,839,138	57,638,981	733,601,226	100,502,956
Cash and cash equivalents and restricted cash at the beginning of the year	353,122,593	733,961,731	791,600,712	108,448,853
Cash and cash equivalents and restricted cash at the end of the year	733,961,731	791,600,712	1,525,201,938	208,951,809
Supplemental disclosure of cash flow information:
Interest paid	(27,987,842)	(14,053,841)	(7,880,777)	(1,079,662)
Income taxes paid	(59,441,030)	(61,735,423)	(82,576,531)	(11,312,938)
Supplemental disclosure of non-cash investing and financing activities:
Share consideration of disposal of Urban Group	16,971,057	—	—	—
Reconciliation of cash, cash and equivalents and restricted cash
Cash and cash equivalents	699,244,375	765,547,547	1,490,235,562	204,161,435
Restricted cash, current	7,937,683	6,576,906	16,096,476	2,205,208
Restricted cash, non-current	26,779,673	19,476,259	18,869,900	2,585,166
Total cash, cash and equivalents and restricted cash shown in the statements of cash flows	733,961,731	791,600,712	1,525,201,938	208,951,809

The accompanying notes are an integral part of these consolidated financial statements.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

GreenTree Hospitality Group Ltd. (the “Company”) was incorporated in the Cayman Islands on October 18, 2017. Alex S. Xu is the founder, Chief Executive Officer (“CEO”) and controlling shareholder of the Company. The Company and its subsidiaries are hereinafter referred to as the “Group.”

On December 20, 2021, the Company announced that its board of directors approved the payment of a cash dividend of USD 0.55 per ordinary share and the total amount of cash distributed for the dividend was USD56,667,425, among which USD50,243,715 (equivalent to RMB320,253,160) was paid in 2021 and the rest USD6,423,710 (equivalent to RMB40,999,458) was paid in January 2022. On August 15, 2024, the Company announced that its board of directors approved the payment of a cash dividend of USD0.10 per ordinary share, and the total amount of cash distributed for the dividend was USD 10,154,352 (equivalent to RMB 70,176,000), which was paid in October  2024.

In October and December 2023, the Company repurchased 554,158 and 81,276 Class A ordinary shares, respectively, and the total amount of cash paid to repurchase these shares were RMB19,706,775 (USD2,775,641).

In 2024, the Company repurchased 19,030 Class A ordinary shares and the total amount of cash paid to repurchase these shares were RMB365,284 (USD50,044).

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

The principal business activities of the Group are to develop leased-and-operated and franchised-and-managed economy hotels and restaurants under the “GreenTree”, “Da Niang” and “Lu Gang” (or “Bellagio”) brands in the People’s Republic of China (“PRC”). The Group’s major direct and indirect invested subsidiaries consist of the following as of December 31, 2024:

		Date of
		Incorporation,
	Percentage of	Merger or	Place of	Major
Major subsidiaries	Ownership	Acquisition	Incorporation	Operation
GreenTree Inns Hotel (Shanghai) Management, Inc.	100%	November 30, 2004	PRC	Hotel management
GreenTree Inns Hotel (China) Management, Inc.	100%	June 30, 2005	PRC	Hotel management
Shiruide Hotel Management (Shanghai) Co., Ltd.	100%	February 16, 2009	PRC	Hotel management
GreenTree Suites Management Corp (“GreenTree Suites”)	100%	June 30, 2009	Cayman Islands	Investment holding
Pacific Hotel Investment, Inc.(“PHI”)	100%	June 30, 2009	Samoa	Investment holding
GreenTree Inns Hotel Management Group, Inc. (“GreenTree Samoa”)	100%	October 28, 2010	Samoa	Investment holding
GreenTree Hotels (Hong Kong), Limited.	100%	February 17, 2011	Hong Kong	Investment holding
Shanghai Evergreen Technology Co., Ltd. (“Shanghai Evergreen”)	100%	October 20, 2011	PRC	Information technology services
Shanghai Jingjia Hotel Co., Ltd.	100%	February 15, 2017	PRC	Hotel management
Shanghai Sipei Technology Co., Ltd. (“Shanghai Sipei”)	100%	October 20, 2011	PRC	Information technology services
Da Niang Dumpling Catering Group Co., Ltd.	100%	April 30, 2017	PRC	Restaurant management
Huge Cyber Ltd.	83.9%	August 21, 2020	Hong Kong	Restaurant management
Bellagio (Shanghai) Catering Management Co., Ltd.	83.9%	August 21, 2020	PRC	Restaurant management
Bellagio (Beijing) Catering Management Co., Ltd.	83.9%	August 21, 2020	PRC	Restaurant management

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

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

Basis of presentation

The consolidated financial statements of the Group have been prepared in conformity with United States generally accepted accounting principle (“US GAAP”). Certain reclassifications have been made to the amounts for prior years to conform to the current year’s presentation.

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

The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for credit losses of financial instruments, fair value measurement and impairment of investments, the useful lives and impairment of property, plant and equipment and intangible assets, valuation allowance for deferred tax assets, impairment of goodwill and indefinite-lived intangible asset, average life of memberships, estimates involved in the accounting for its membership program, share-based compensation arrangements and discount rate used to measure lease liabilities.

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

Investments

Short-term investments

Short-term investments include time deposits with maturities of less than one year and investments in wealth management products, where certain deposits with variable interest rates or where principal amounts are not guaranteed, placed with certain financial institutions. The Group accounts for short-term investments in debt in accordance with ASC topic 320, Investments—Debt Securities (“ASC 320”). The Group classifies the short-term investments in debt as “held-to-maturity”, “trading” or “available-for-sale”, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities, are included in earnings. Any realized gains or losses on the sale of the short-term investments, are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. The securities that the Group has the positive intent and the ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost.

Investments in equity securities

The Group accounts for its investments in equity securities in accordance with ASC Subtopic 321, Investments – Equity Securities (“ASC 321”). These securities have readily determinable fair values and are generally held for resale in anticipation of short-term market movements and therefore the Group classifies them as investment in equity securities in current assets which are carried at fair value at each balance sheet date. Gains and losses, both realized and unrealized, are included in “Gains (losses and impairment) on equity securities held” in the consolidated statements of comprehensive (loss) income.

Long-term time deposits

Long-term time deposits comprise of deposits placed with certain bank with a maturity of one to three years. Unrealized gains from long-term time deposit of RMB4,534,833, RMB4,485,000 and RMB6,411,249 (USD878,338) were recognized for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2023 and 2024, RMB63,340,000 and RMB285,570,000 (USD39,122,930), respectively, was pledged with banks as security in relation to the guarantee for the long-term bank loans and restricted to use (Note 15).

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Investments (continued)

Long-term investments

The Group’s long-term investments consist of equity-method investments, equity investments with and without readily determinable fair values and an available-for-sale debt investment.

Investments in entities in which the Group can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC Topic 323, Investments-Equity Method and Joint Ventures (“ASC 323”). The share of earnings or losses of the investee are recognized in the consolidated statements of comprehensive (loss) income. Equity method adjustments include the Group’s proportionate share of investee income or loss, adjustments to recognize certain differences between the Group’s carrying value and its equity in net assets of the investee at the date of investment, impairments, and other adjustments required by the equity method. The Group assesses its equity investment for other-than-temporary impairment by considering factors as well as all relevant and available information including, but not limited to, current economic and market conditions, the operating performance of the investees including current earnings trends, the general market conditions in the investee’s industry or geographic area, factors related to the investee’s ability to remain in business, such as the investee’s liquidity, debt ratios, and cash burn rate and other company-specific information.

Investments in equity securities that have readily determinable fair values (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value, with unrealized gains and losses from fair value changes recognized in gains (losses and impairment) on equity securities held in the consolidated statements of comprehensive (loss) income.

For equity securities without readily determinable fair value and do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment, the Group elected to use the measurement alternative under ASC 321 to measure those investments at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer, if any. These investments are measured at fair value on a nonrecurring basis when an orderly transaction for identical or similar investments of the same issuer was identified or when there are events or changes in circumstances that may have a significant adverse effect. An impairment loss is recognized in the consolidated statements of comprehensive (loss) income equal to the amount by which the carrying value exceeds the fair value of the investment. The non-recurring fair value measurements to the carrying amount of an investment usually requires management to estimate a price adjustment for the different rights and obligations between a similar instrument of the same issuer with an observable price change in an orderly transaction and the investment held by the Group. The valuation methodologies involved require management to use the observable transaction price at the transaction date and other unobservable inputs (level 3).

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

Adoption of ASU 2016-13

On January 1, 2023, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), using the modified retrospective transition method. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. Upon adoption, the Group changed the impairment model to utilize a forward-looking current expected credit losses (“CECL”) model in place of the incurred loss methodology for financial instruments measured at amortized cost and receivables resulting from the application of ASC 606, including contract assets. The adoption of the guidance resulted in a cumulative-effect adjustment to increase the opening balance of accumulated losses on January 1, 2023, by RMB20,112,051, primarily with respect to the allowance for credit losses for loans receivable and accounts receivable.

Accounts receivable, net

Accounts receivable are carried at the original invoice amounts less allowances for credit losses and the charges to the allowances are recorded as “General and administrative expenses” in the consolidated statements of comprehensive (loss) income. Prior to the Group’s adoption of ASU 2016-13, the Group establishes an allowance for doubtful accounts primarily based on the age of the receivables and factors surrounding the credit risk of specific franchisees, customers, and merchandisers. The Group establishes a provision for doubtful receivables when there is objective evidence that the Group may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposure, as well as the historical trends of collections. After the adoption of ASU 2016-13, the allowance for credit losses for accounts receivable is based upon the CECL model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Group applies a roll rate-based method that considers historical collectability based on past due status, the age of the balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.

Accounts receivable balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Loans receivable, net

Loans receivable are carried at the original loan principal balances less allowance for uncollectible accounts. The accrued interests, gross and net of allowances, are insignificant for all the periods presented. The Group classified loans receivable as long-term or short-term investments according to their contractual maturity. The estimated credit losses charged to the allowance is classified as “Other general expenses” in the consolidated statements of comprehensive (loss) income. Prior to the adoption of ASU 2016-13, the allowance for uncollectible accounts is estimated based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtors. After the adoption of ASU 2016-13, the Group assesses collectability of its loans receivable individually or on a collective basis where similar characteristics exist. In determining the amount of the allowance for credit losses, the Group applies a roll rate-based method and adjusted for various qualitative factors that reflect current conditions and reasonable and supportable forecasts of future economic conditions.

Property, plant and equipment, net

Land is not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired. Property, plant and equipment with finite lives are stated at cost less accumulated depreciation and any recorded impairment. Depreciation of property, plant and equipment is provided using the straight-line method over the following expected useful lives:

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

Expenditures for repairs and maintenance are expensed as incurred, whereas the costs of betterments that extend the useful life of property, plant and equipment are capitalized as additions to the related assets. Gain or loss on disposal of property, plant and equipment, if any, is recognized in the consolidated statements of comprehensive (loss) income as the difference between the net sales proceeds and the carrying amount of the underlying asset.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Intangible assets

Intangible assets with finite lives are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired in accordance with ASC Subtopic 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill. The Group at the end of each reporting period evaluates whether events and circumstances continue to support the indefinite useful life of relevant intangible assets. If the assets are determined to be impaired, they are written down to their fair values.

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

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the identifiable assets acquired less liabilities assumed of an acquired business. Goodwill arose from business combinations is not amortized but instead tested for impairment at the reporting unit level at least annually, or more frequently if certain circumstances indicate a possible impairment may exist. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2023 and 2024, the Group has three reporting units, consisting of hotel business, Da Niang business and Bellagio business.

The Group has the option to first assess qualitative factors to determine whether it is necessary to perform the two-step test in accordance with ASC Subtopic 350-20, Testing Goodwill for Impairment. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group believes, as a result of the qualitative assessment, that it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount, the quantitative impairment test is required. Otherwise, no further testing is conducted. The quantitative impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

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

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets for impairment individually or as a group at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of the other assets and liabilities. Whenever events or changes in circumstances indicate that their carrying amount may not be recoverable, the Group compares the carrying amount of the asset (or group of assets) to the sum of future undiscounted net cash flows expected to result from the use of the asset (or group of assets) and its eventual disposition. If the carrying amount is higher than the sum of undiscounted future cash flows, an impairment loss is measured based on the excess of the carrying amount of the asset (or group of assets) over its fair value and recorded in “Other general expenses” in the consolidated statements of comprehensive (loss) income. The carrying amount of the asset (or the long-lived assets in the asset group on a pro rata basis using the relative carrying amounts) is reduced to the extent not lower than the fair value of the asset. The adjusted carrying amounts after an impairment charge represent the new cost basis and is depreciated over the remaining useful lives. Fair values of the long-lived assets (or groups of assets) were estimated by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which were classified as level 3 inputs under the fair value hierarchy. In consideration of the operating losses of certain hotels and restaurants, the Group recognized impairment losses of RMB53,244,063, RMB40,559,449 and RMB12,600,000 (USD1,726,193) for the years ended December 31, 2022, 2023 and 2024, respectively, out of which impairment losses of RMB48,306,360, RMB40,559,449 and RMB12,600,000 (USD1,726,193) for the years ended December 31,2022, 2023 and 2024, respectively, were charge to the long-lived assets (excluding indefinite-lived intangible asset, Note 10) in hotel business segment and impairment losses of RMB4,937,703, nil, and nil for the years ended December 31, 2022, 2023 and 2024, respectively, were charge to the long-lived assets in restaurant business segment.

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

Sublease rental revenues are derived from subleasing partial space of the leased-and-operated hotels to third-parties. In accordance with the provisions of ASC Topic 842, Leases (“ASC 842”) since the Group has not been relieved as the primary obligor of the head lease, the Group cannot net the sublease income against its lease payment to calculate the lease liability and right-of-use (“ROU”) asset. The Group records sub-lease rental revenue over the term of the subleases on a straight-line basis. The sublease rental revenue included in leased-and-operated hotels revenue amounted to RMB61,578,703, RMB102,194,590 and RMB90,666,129 (USD12,421,209) for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Franchise and managed hotel revenues

The franchise and managed agreements contain the following promised services:

●	Intellectual Property (“IP”) license grant the right to access the Group’s hotel system IP, including brand names.

●	Pre-opening services include providing services (e.g., property design, leasehold improvement, construction project management, systems installation, personnel recruiting and training, etc.) to the franchisees to assist in preparing for the hotel opening.

●	System maintenance services include providing standardization hotel property management system (“PMS”), central reservation system (“CRS”) and other internet related services.

●	Hotel management services include providing day-to-day management services of the hotels for the franchisees.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue recognition (continued)

Franchise and managed hotel revenues (continued)

The promises to provide pre-opening services and system maintenance services are not distinct performance obligation because they are attendant to the license of IP. Therefore, the promises to provide pre-opening services and system maintenance services are combined with the license of IP to form a single performance obligation. Hotel management services form a single distinct performance obligation.

Revenues from franchised-and-managed hotels are derived from franchise agreements where the franchisees are required to pay (i) an initial one-time non-refundable franchise fee, and (ii) continuing franchise fees, which mainly consist of on-going management and service fees based on a certain percentage of the room revenues of the franchised-and-managed hotels and CRS usage fee based on a fixed rate per transaction. For franchised-and-managed hotels, the Group has a performance obligation to provide franchisees a license to its hotel system intellectual property for use of certain of its brand names. The one-time franchise fees are fixed consideration payable upon submission of a franchise application or renewal and are recognized on a straight-line basis over the initial or renewal term of the franchise agreements. The Group does not consider this advance consideration to include a significant financing component, since it is used to protect the Group from the franchisees failing to adequately complete some or all of its obligations under the contract. The continuing fees represent variable consideration, as the transaction price is based on a percentage of underlying service revenue is recognized by the franchisees’ operations. The Group recognizes continuing franchise fees on a monthly basis over the term of the agreement as those amounts become payable.

In addition, the Group designates hotel managers to certain hotels and accounts for hotel manager fees related to the hotels under the franchise program as revenues. Pursuant to the franchise-and-management agreements, the Group charges the franchisees fixed hotel manager fees to compensate the Group for the franchised-and-managed hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses as incurred. During the years ended December 31, 2022, 2023 and 2024, the hotel manager fees that were recognized as part of franchised-and-managed hotels revenue were RMB115,738,098, RMB134,798,805 and RMB121,522,458 (USD16,648,509), respectively.

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

Revenue recognition (continued)

Wholesale and other revenues (continued)

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

PRC Value-Added Taxes and related tax surcharges

The accommodation services of the Group are subject to 6% of Value-Added Taxes (“VAT”) and the restaurant services of the Group are subject to 13% of VAT. Revenues are recorded net of VAT.

The Group is subject to education surtax and urban maintenance and construction tax, on the services provided in the PRC.

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive (loss) income as incurred, and amounted to RMB35,872,725, RMB24,170,599 and RMB22,872,580 (USD3,133,531) for the years ended December 31, 2022, 2023 and 2024, respectively.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Government subsidies

Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. During the years ended December 31, 2022, 2023 and 2024, the Group received financial subsidies of RMB11,466,168, RMB13,076,243 and RMB8,075,235 (USD1,106,303), respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other operating income when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive any or similar subsidies in the future.

Interest

Interest income is mainly generated from bank deposits and other interest earning financial assets and is recognized on an accrual basis using the effective interest method.

Leases

The Group leases properties from property owners. In evaluating whether an agreement constitute a lease. the Group reviews the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease at the commencement date of a lease. However, the Group has no finance leases for any of the periods presented. The Group recognizes a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset for the lease term. The lease term is based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. Lease liabilities are recognized at commencement date based on the present value of fixed lease payments over the lease term using the rate implicit in the lease, if available, or the Group’s incremental borrowing rate. As the Group’s leases do not provide an implicit borrowing rate, the Group uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. Current maturities of operating lease liabilities are classified as operating lease liabilities, current in the Group’s consolidated balance sheets. Most leases have initial terms ranging from 5 to 20 years. The Group’s lease agreements may include non-lease components, mainly common area maintenance, which are combined with the lease components as the Group elects to account for these components as a single lease component, as permitted. Besides, the Group’s lease payments are fixed. Lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

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

The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit or appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each tax audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Group has elected to include interest and penalties related to an uncertain tax position in “income tax (expense) benefit” in the consolidated statements of comprehensive (loss) income.

Foreign currency translation and transactions

The reporting currency of the Group is the Renminbi (“RMB”). The functional currency of the Group, GreenTree Samoa, GreenTree Suites, PHI and the entities incorporated in Hong Kong is the United States dollar (“USD”). The financial records of PRC subsidiaries of the Group are maintained in the local currency, the RMB, which is their functional currency.

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are re-measured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing on the transaction dates. Transaction gains and losses are recognized in “other income, net” in the consolidated statements of comprehensive (loss) income.

Assets and liabilities are translated into RMB at the exchange rate at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive (loss) income in the consolidated statements of comprehensive (loss) income.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Convenience translation

Translations of amounts from RMB into U.S. dollars into U.S. dollars are solely for the convenience of the reader and were calculated at the noon buying rate of USD 1 to RMB7.2993 on December 31, 2024, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2024, or at any other rate.

Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

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

Assets and Liabilities Measured at Fair Value on a recurring basis

Investments in equity securities with readily determinable fair values are measured using quoted market prices and are recorded at fair values at each balance sheet date. The fair value of the Group’s investments in wealth management products are measured using the income approach, based on quoted market interest rates of a similar instrument and other significant inputs derived from or corroborated by observable market data.

For the available-for-sale debt investment, the Group uses a combination of valuation methodologies, including income approach and Black-Scholes-Merton valuation model based on the Group’s best estimate, which is determined by using information including but not limited to the future cash flow forecast, discount rate, expected volatility and a discount for lack of marketability. These unobservable inputs and resulting fair value estimates may be affected by unexpected changes in future market or economic conditions.

The carrying values of other financial instruments, which consist of cash and cash equivalents, time deposits, accounts receivable, loans receivable, accounts payable, and short-term bank loans approximates their fair value due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Fair value measurement (continued)

Assets and Liabilities Measured at Fair Value on a recurring basis (continued)

The following table summarizes the Group’s financial assets and liabilities measured and recorded at fair value as of December 31, 2023 and 2024 on a recurring basis:

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2023	(Level 1)	(Level 2)	(Level 3)
Short-term investments
Wealth management products	287,711,617	—	287,711,617	—
Investments in equity securities
Equity securities with readily determinable fair value	26,076,169	26,076,169	—	—
Long-term investments
Equity securities with readily determinable fair value	38,324,789	38,324,789	—	—
Available-for-sale debt investment	103,703,272	—	—	103,703,272
Total	455,815,847	64,400,958	287,711,617	103,703,272

		Fair Value Measurements at Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
	As of	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2024	(Level 1)	(Level 2)	(Level 3)
Short-term investments
Wealth management products	10,475	—	10,475	—
Long-term investments
Equity securities with readily determinable fair value	28,355,681	28,355,681	—	—
Available-for-sale debt investment	103,709,272	—	—	103,709,272
Total	132,075,428	28,355,681	10,475	103,709,272

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2.	SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Fair value measurement (continued)

Assets and Liabilities Measured at Fair Value on a recurring basis (continued)

Reconciliations of assets and liabilities categorized within Level 3 under the fair value hierarchy are as follows:

Available-for-
sale debt
investment
January 1, 2023	103,706,206
Net unrealized fair value change recognized in other comprehensive (loss) income	(2,934)
December 31, 2023	103,703,272
Net unrealized fair value change recognized in other comprehensive (loss) income	6,000
December 31, 2024	103,709,272
December 31, 2024 (USD)	14,208,112

Significant Unobservable Inputs

		Inputs	Inputs
		as of December 31,	as of December 31,
Financial Assets	Unobservable Input	2023	2024
Available-for-sale debt investment	WACC	12%	11%
	Discount for lack of marketability	35%	39%
	Expected volatility	36%	43%

Comprehensive income (loss)

Comprehensive income (loss) is defined as the increase in equity of the Group during a year from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive income (loss) of the Group includes the foreign currency translation adjustments and unrealized gains (losses) on available-for-sale investments.

Employee benefits

The full-time employees of the Group’s PRC subsidiaries participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiary of the Group to make contributions to the government for these benefits beyond the contribution made. The total amounts for such employee benefits, which were expensed as incurred, amounted to  RMB63,954,002, RMB54,737,023 and RMB 49,181,636 (USD6,737,857) for the years ended December 31, 2022, 2023 and 2024, respectively.

Share-based compensation

Share based awards granted to employees are accounted for under ASC Topic 718, Compensation—Stock Compensation, which requires that such equity awards granted to employees be measured based on the grant date fair value and recognized as compensation expense a) immediately at grant date if no vesting conditions are required; or b) using accelerated method, net of estimated forfeitures, over the requisite service period, which is the vesting period.

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

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investments, long-term deposits, accounts receivable, amounts due from related and loans receivable. As of December 31, 2023, the Group had RMB1,120,364,700 and RMB152,287,629 of cash and cash equivalents and restricted cash, short-term investment and long-term time deposits that are held by financial institutions in the PRC and by international financial institutions outside of the PRC, respectively. As of December 31, 2024, the Group had RMB1,682,703,645 (USD230,529,454) and RMB128,078,768 (USD17,546,719) of cash and cash equivalents and restricted cash, short-term investments and long-term time deposits that are held by financial institutions in the PRC and by international financial institutions outside of the PRC, respectively. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The Group made loans to third-party individuals and related parties under loan agreements and is exposed to credit risk in case of defaults by the debtors. The maximum amount of loss due to credit risk is limited to the total outstanding principal plus accrued interest on the balance sheet date. As of December 31, 2023 and 2024, there were RMB533,195,219 and RMB460,249,212 (USD63,053,884) of loans receivable outstanding, respectively. The Group evaluates and monitors the credit worthiness of the debtors and records an allowance for uncollectible accounts based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtor.

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

Foreign Currency Exchange Rate Risk

The functional currency of the Company is USD, and the reporting currency is RMB. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The appreciation of the USD against the RMB was approximately 8.23%, 2.94%, 2.81% in 2022, 2023 and 2024 respectively. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against USD would result in foreign currency translation loss when translating the net assets of the Group from USD into RMB.

Recent Accounting Pronouncements

New accounting standards which have been adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures (“ASU 2023-07”), requiring public business entities to provide disclosures of significant expenses and other segment items. The guidance also requires public entities to provide in interim periods all disclosures about a reportable segment’s profit or loss and assets that are currently required annually. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. We adopted ASU 2023-07 during the year ended December 31, 2024. See Note 28 to the consolidated financial statements for further detail.

Accounting Standards Not Yet Adopted

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

In December 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024-03”), which requires additional disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03. ASU 2024-03 is effective for fiscal year beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. This ASU should be applied prospectively with the option to apply the standard retrospectively. Early adoption is permitted. The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

3.	BUSINESS COMBINATIONS

Common control acquisition in 2023:

In March 2023, the Group completed acquisition of Da Niang Dumpling Catering Group Co., Ltd. (“Da Niang”) and Huge Cyber Ltd (“Bellagio”) and their subsidiaries, two restaurant chain businesses in China (collectively, the “Restaurant Business”) from GreenTree Inns Hotel Management Group, Inc. (“GTI”) with a total consideration amounting RMB399,800,000,  which effectively settled the amounts of RMB326,440,000, RMB28,278,520 and RMB45,081,480 due from GTI, Beifu Hongkong Indutrial Co, Limited (“Beifu HK”) and Shanghai Aotao Industrial Co., Ltd (together with its subsidiaries and VIE, known as “Aotao”), respectively, as of December 31, 2022 (Note 25). Before and after the acquisition, the Restaurant Business and the Group were both ultimately controlled by GTI. Thus, the acquisition was accounted for as business combinations under common control using the pooling-of-interests method. The Group as the receiving entity recast its comparative consolidated financial statements for the prior periods as if the Restaurant Business was part of the Group since the inception of common control. Assets and liabilities received were recorded at historical carrying amounts of the Restaurant Business on the date of the transfer with no gain or losses recorded. The only goodwill that is recognized is any existing goodwill relating to the acquired business.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	DECONSOLIDATIONS

Deconsolidation of Argyle

The Group became the major shareholder of Argyle Beijing and its subsidiaries (“Argyle”) in April 2019. Starting late May 2022, the Group has been in a dispute with Mr. Kevin Zhang, the noncontrolling interest shareholder and general manager of Argyle, as to the performance of relevant transaction documents and/or compliance with local laws and regulations by Mr. Zhang. Since then, Mr. Zhang refused, and caused other management team members of Argyle to refuse, to provide the Group with any operational or financial information of Argyle. The Group passed a board resolution to replace Mr. Zhang as Argyle’s general manager with effect from June 1, 2022. However, Mr. Zhang continued to run the daily operations of Argyle and refused to transfer any of his roles and responsibilities to the new management team appointed by the Group. Mr. Zhang also refused, and caused others at Argyle to refuse, to hand over Argyle’s assets, including office space, original licenses, official seals and bank security tokens, which are needed to conduct operational and financial activities, and effectively denied the Group’s access to and control of the bank accounts of Argyle.

Despite the Group legally holding a 60% equity ownership in Argyle, the Group concluded that starting from June 1, 2022, it lost the power and ability to direct the relevant activities of Argyle in accordance with ASC 810-10-40-4 and ASC 810-10-55-4A:

●	The Group could not access or obtain sufficient financial information or operational documents, and has effectively lost the power and ability to manage funds and operations of Argyle; and

●	The noncontrolling interest shareholder has obtained substantive participating rights as defined in ASC 810-10-25-11, which would overcome the presumption that the Group with a majority voting interest shall consolidate Argyle. Specifically, Mr. Zhang as the former general manager of Argyle by the above-mentioned actions and inactions effectively took the rights and responsibilities for implementing Argyle’s policies and procedures; and establishing operating and capital decisions of Argyle.

As a result, the Group has deconsolidated Argyle since June 2022. The Group conducted an impairment assessment and recorded impairment of RMB17,054,641, RMB700,762 and RMB42,198,904 for the property, plant and equipment, intangible assets with definite lives and goodwill, respectively, related to the business of Argyle before the deconsolidation. The Group measured the retained interest in Argyle at the then fair value of RMB48,000,000 estimated with the assistance of a third-party independent valuer and recorded a disposal loss of RMB13,944,925. The impairment of long-lived assets and disposal losses before and upon the deconsolidation in 2022 are included in “Other general expenses” in the consolidated statements of comprehensive (loss) income. The Group accounts for its equity interests in Argyle using the measurement alternative method under ASC 321 (Note 13) and an impairment loss of RMB42,000,000 was subsequently recorded in “(Losses and impairment) Gains on equity securities held” in the consolidated statements of comprehensive loss for the year ended December 31, 2022. The carrying value of the investment in Argyle at December 31, 2023 and 2024 was insignificant. The Group estimated fair value using the income approach and the market approach. The fair value determined using the income approach was compared with comparable market data and reconciled, as necessary, which is determined by using information including but not limited to the future cash flow forecast, discount rate, and a discount for lack of marketability and control.

As of December 31, 2024, the Group was still pursuing all legal remedies to resolve the dispute with Mr. Zhang.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	DECONSOLIDATIONS (CONTINUED)

Deconsolidation of Urban Group

In November 2022, the Group and the noncontrolling interest shareholder of Shandong Xinghui Urban Hotel Management Group Co., Ltd and its subsidiaries (“Urban Group”) entered into definitive agreements for the noncontrolling interest shareholder and its designated person to repurchase all of the equity interest in Urban Group held by the Group. As of November 25, 2022, the transaction was completed and since then the Group deconsolidated Urban Group. The total consideration of RMB142,971,057 consisted of 870,908 ordinary shares of the Group with a fair value of RMB16,971,057 and RMB126,000,000 in cash. RMB88,200,000 of total cash consideration was received in 2022, and the shares and remaining cash consideration amounting RMB37,800,000 were received in 2023.

The Group conducted impairment assessments and recognized impairment losses of RMB12,000,345 and RMB10,640,503 for the indefinite-lived trademark and property, plant and equipment, respectively, before the deconsolidation. The Group also recorded an impairment loss of RMB49,037,576 for the goodwill related to the business of Urban Group and recognized a disposal loss of RMB855,223 for the year ended December 31, 2022. Disposal losses and all impairment losses of long-lived assets excluding goodwill and indefinite-lived trademark are included in “Other general expenses” in the consolidated statements of comprehensive (loss) income.

The Group estimated fair value using the income approach and the market approach. The fair value determined using the income approach was compared with comparable market data and reconciled, as necessary.

5.	REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenues

The following tables present our revenues disaggregated by the type of the services:

	Years Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Leased and operated revenues	700,022,649	787,814,342	596,640,639	81,739,432
Hotel	338,506,220	490,924,060	437,521,898	59,940,254
Restaurant	361,516,429	296,890,282	159,118,741	21,799,178
Franchise and managed revenues	588,463,368	705,244,948	635,360,312	87,044,006
Hotel	582,441,077	696,321,236	625,072,856	85,634,630
Restaurant	6,022,291	8,923,712	10,287,456	1,409,376
Wholesales and others	180,588,258	134,198,399	111,439,245	15,267,114
Total	1,469,074,275	1,627,257,689	1,343,440,196	184,050,552

Substantially all revenues are generated in the PRC.

Contract Balances

The Group’s payments from customers are based on the billing terms established in contracts. Customer billings are classified as accounts receivable when the Group’s right to consideration is unconditional. If the right to consideration is conditional on future performance under the contract, the balance is classified as a contract asset. Our contract assets are insignificant as of December 31, 2023 and 2024.

Payments received in advance of performance under the contract are classified as current or non-current contract liabilities on the Group’s consolidated balance sheets and are recognized as revenue as the Group performs under the contract.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Contract Balances (continued)

	Years Ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Advance from customers	22,393,097	25,684,437	3,518,753
Deferred revenue-current	186,281,838	175,046,178	23,981,228
Deferred revenue-non-current	207,905,769	176,353,919	24,160,388
Total contract liabilities	416,580,704	377,084,534	51,660,369

The deferred revenue balances above, as of December 31, 2023 and 2024 were comprised of the following:

	Years Ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Initial fees received from franchisees owners	169,240,060	145,314,471	19,908,001
Cash received for membership fees and not recognized as revenue	126,864,736	103,514,777	14,181,466
Cash received for prepaid card and sublease	40,828,943	39,922,504	5,469,361
Deferred revenue related to the membership program	57,253,868	62,648,345	8,582,788
Total deferred revenue	394,187,607	351,400,097	48,141,616

The Group recognized revenues that were previously deferred as contract liabilities of RMB157,377,305 and RMB137,930,826 (USD18,996,446) during the years ended December 31, 2023 and 2024, respectively.

Revenue Allocated to Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of December 31, 2024, the Group had RMB145,314,471 (USD19,908,001) of deferred revenues related to initial fees received from franchisees owners are expected to be recognized as revenues over the remaining contract periods over one to 22 years. The Group had RMB103,514,777 (USD14,181,466) of deferred revenues related to membership fees that are expected to be recognized as revenues over the remaining membership life, which is estimated to be one to five years. The Group had RMB62,648,345 (USD8,582,788) of deferred revenues related to unsatisfied performance obligations under Greentree Reward membership program that will be recognized as revenues when the points are redeemed, which is estimated to occur over the next two years. The Group also had RMB39,922,504 (USD5,469,361) related to cash received for prepaid card and sublease, which are expected to be recognized as revenues in future periods over the terms of the related contracts within two years.

The Group did not estimate revenues expected to be recognized related to the Group’s unsatisfied performance for the following:

●	Revenues related to on-going management and franchise service fees, as they are considered sales-based royalty fees.

●	Revenues related to central reservation system usage fees, IT system maintenance fees, and reimbursement for hotel manager fee, as the related revenues from the satisfaction of these performance obligations is recognized when the Group is entitled to invoice the amount.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD

Receivables from franchise and managed hotels	82,023,109	78,125,555	10,703,157
Receivables from third-party merchandisers for sublease rental	23,923,294	11,325,847	1,551,635
Receivable from individual and corporate customers and travel agents	13,872,840	7,392,616	1,012,784
Receivables from distributors, supermarkets and franchise and managed restaurants	7,600,652	8,489,793	1,163,097
Less: allowances for credit losses	(3,532,016)	(5,645,777)	(773,468)
Total	123,887,879	99,688,034	13,657,205

The movements in the allowance for credit losses were as follows:

	2023	2024
	RMB	RMB	USD
Balance of the beginning of the year	8,840,708	3,532,016	483,884
Effect on the opening balance of adoption of ASU 2016-03	1,504,518	—	—
Provision	12,377,993	22,708,804	3,111,093
Write-off	(19,191,203)	(20,595,043)	(2,821,509)
Balance of the end of the year	3,532,016	5,645,777	773,468

7.	INVENTORIES

The Group’s inventories are comprised of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD

Products	9,993,021	3,747,208	513,366
Hotel consumables	5,090,286	137,151	18,790
Raw materials	3,615,120	2,341,559	320,792
Packing materials and others	1,764,063	655,552	89,810
Total	20,462,490	6,881,470	942,758

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	LOANS RECEIVABLE, NET

Loans receivable, net is comprised of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
Loans receivable, current portion
Franchisees	374,022,230	381,417,382	52,253,967
Third parties	32,595,889	39,000,000	5,342,978
Less: allowances of credit losses	(277,097,025)	(334,953,915)	(45,888,498)
Total	129,521,094	85,463,467	11,708,447

Loans receivable, non-current portion
Franchisees	90,484,128	22,771,354	3,119,663
Third parties	20,000,000	-	-
Less: allowances of credit losses	(39,793,823)	(7,399,116)	(1,013,675)
Total	70,690,305	15,372,238	2,105,988

Loans receivable to franchisees represent loan agreements entered with certain franchisees to finance the renovation of certain franchised-and-managed hotels with maturity from one month to five years and the interest rate from 4.7% to 9.9% per annum.

Loans receivable to third parties mainly represent loan agreements entered with certain third-party companies to support their daily operation or bridge loan of mortgage with maturity from one year to three years and the interest rate from 7.9% to 18.0% per annum.

The Group recognized allowances of credit losses of RMB161,431,671, RMB15,396,673 and RMB25,462,183 (USD3,488,304) in relation to loans receivables in “Other general expenses” in the consolidated statements of comprehensive (loss) income for the years ended December 31, 2022, 2023 and 2024, respectively.

The following table presents the aging of past-due gross loans receivable as of December 31, 2023 and 2024:

	1 to 3 months	4 to 6 months	7 to 12 months	Over 1 year
	past due	past due	past due	past due	Total
	RMB	RMB	RMB		RMB
December 31, 2023	16,572,823	24,199,825	63,451,054	215,286,707	319,510,409
December 31, 2024	34,445,795	32,464,971	55,303,739	266,000,526	388,215,031
December 31, 2024 (USD)	4,719,055	4,447,683	7,576,581	36,441,922	53,185,241

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	LOANS RECEIVABLE, NET (CONTINUED)

Movement of allowance for loans receivable for the years ended December 31, 2023 and 2024 are as follows:

	2023	2024
	RMB	RMB	USD
Balance of the beginning of the year	279,317,673	316,890,848	43,413,868
Effect on the opening balance of adoption of ASU 2016-03	22,176,502	—	—
Provision	15,396,673	25,462,183	3,488,304
Balance of the end of the year	316,890,848	342,353,031	46,902,172
Evaluated for impairment on an individual basis	116,302,348	109,047,517	14,939,449

9.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
Land	—	40,972,933	5,613,269
Buildings and plants	685,779,415	562,423,983	77,051,770
Leasehold improvements	654,857,745	651,694,871	89,281,831
Furniture, fixtures and equipment	286,033,440	244,771,734	33,533,590
Motor vehicles	9,358,564	9,476,389	1,298,260
Total	1,636,029,164	1,509,339,910	206,778,720
Less:
Accumulated depreciation	(841,035,233)	(862,489,629)	(118,160,595)

Construction in progress	19,955,095	2,677,929	366,875
Property, plant and equipment, net	814,949,026	649,528,210	88,985,000

Depreciation expense was RMB119,299,006, RMB110,184,167 and RMB110,979,569 (USD15,204,139) for the years ended December 31, 2022, 2023 and 2024, respectively.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	INTANGIBLE ASSETS, NET

	As of December 31, 2023
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
Intangible asset with indefinite life:
Da Niang Trademark	103,419,001	—	103,419,001
Finite-lived intangible assets:
Trademarks	21,129,394	11,918,554	9,210,840
Technology	4,200,000	1,890,000	2,310,000
Network rights	210,755	209,550	1,205
Purchased software	24,888,810	22,772,548	2,116,262
Reacquired rights	2,531,418	1,868,033	663,385
Others	435,185	435,185	—
Total	156,814,563	39,093,870	117,720,693

	As of December 31, 2024
	Gross carrying value	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	USD
Intangible asset with indefinite life:
Da Niang Trademark	64,347,001	—	64,347,001	8,815,503
Finite-lived intangible assets:
Trademarks	21,129,394	12,600,294	8,529,100	1,168,482
Technology	4,200,000	2,310,000	1,890,000	258,929
Network rights	210,755	209,550	1,205	165
Purchased software	29,279,182	28,875,979	403,203	55,239
Reacquired rights	2,531,418	2,024,376	507,042	69,464
Others	435,185	435,185	—	—
Total	122,132,935	46,455,384	75,677,551	10,367,782

Amortization expense of intangible assets for the years ended December 31, 2022, 2023 and 2024 amounted to RMB6,039,895, RMB6,686,070 and RMB4,766,969 (USD653,072), respectively.

Due to strategic optimization of leased-and-operated restaurants closures for varying reasons in each year, the Group recognized impairment losses of RMB18,892,000, RMB16,027,000 and RMB39,072,000 (USD5,352,842) for the years ended December 31, 2022, 2023 and 2024, respectively, to Da Niang Trademark in restaurant business segment. The Group evaluated the fair value of Da Niang Trademark using the relief from royalty method with the assistance of a third-party valuer and based on the significant assumptions including royalty rate for the trademark, projected revenue and discount rate, which were classified as level 3 inputs under the fair value hierarchy that involve considerable management judgements. Accordingly, actual results may vary significantly from the Group estimates as they are forward-looking and include assumptions about economic and market conditions with uncertain future outcome.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	INTANGIBLE ASSETS, NET (CONTINUED)

The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Year ending December 31,	RMB	USD
2025	2,828,117	387,450
2026	2,145,606	293,947
2027	1,665,461	228,167
2028	1,447,553	198,314
2029	916,867	125,610
Thereafter	2,326,946	318,790

11.	LEASES

The Group has operating leases arrangements for their leased and operated hotels and restaurants.

A summary of supplemental information related to operating leases as of December 31, 2023 and 2024 is as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
Operating lease right-of-use assets	1,535,330,762	1,328,582,419	182,015,045
Operating lease liabilities, current	267,536,846	241,363,244	33,066,629
Operating lease liabilities, non-current	1,391,909,308	1,215,776,075	166,560,639
Total operating lease liabilities	1,659,446,154	1,457,139,319	199,627,268
Right-of-use assets obtained in exchange for operating lease liabilities	154,520,189	150,287,251	20,589,269
Weighted average remaining lease term (in years)	9	8
Weighted average discount rate	4%	4%

Lease expense for all the Group’s operating leases for the years ended December 31, 2022, 2023 and 2024 were RMB319,102,819, RMB279,301,541 and RMB258,421,629 (USD35,403,618), respectively.

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2024 is as follows:

	As of December 31, 2024
	RMB	USD
2025	226,571,015	31,040,102
2026	203,393,259	27,864,762
2027	182,660,506	25,024,387
2028	155,604,006	21,317,661
2029	142,877,266	19,574,105
Thereafter	816,080,433	111,802,561
Total future lease payments	1,727,186,485	236,623,578
Less: imputed interest	270,047,166	36,996,310
Total operating lease liabilities	1,457,139,319	199,627,268

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.	GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2024 were as follows:

	Hotel Business	Da Niang Business	Total
	RMB	RMB	RMB
Balance as of January 1, 2023	29,583,468	147,499,000	177,082,468
Balance as of December 31, 2023	29,583,468	147,499,000	177,082,468
Impairment	—	(81,008,000)	(81,008,000)
Balance as of December 31, 2024	29,583,468	66,491,000	96,074,468
Balance as of December 31, 2024 (USD)	4,052,918	9,109,230	13,162,148

Due to strategic optimization of leased-and-operated restaurants closures for varying reasons, the Group recognized impairment loss of RMB81,008,000 (USD11,098,050) for the year ended December 31, 2024, to the goodwill associated with Da Niang Business in restaurant business segment. The fair value of this reporting unit has been determined using the discounted cash flow approach with the assistance of a third-party valuer. The significant assumption used to estimate the fair value of Da Niang business reporting unit included projected revenue and discount rate, which were classified as level 3 inputs under the fair value hierarchy and involve considerable management judgements. Accordingly, actual results may vary significantly from the Group estimates as they are forward-looking and include assumptions about economic and market conditions with uncertain future outcome. The Group recognized nil and RMB91,236,480 of impairment loss for the years ended 2023 and 2022, respectively.

13.	INVESTMENTS

Short-term investments

Short-term investments as of December 31, 2023 and 2024 consisted of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
Wealth management products	287,711,617	10,475	1,435
Time deposits	130,000,000	—	—
Total	417,711,617	10,475	1,435

Investments in equity securities with readily determinable fair values

Equity securities with readily determinable fair value represent investments in the equity securities of publicly listed companies, for which the Group does not have significant influence.

Total unrealized and realized gains and losses of investments in equity securities in current assets for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Total net losses recognized	(2,622,450)	(15,344,616)	(2,544,834)	(348,641)
Less: Net realized (losses) gains on equity securities sold	11,294,390	—	(1,245,632)	(170,651)
Net unrealized losses recognized on equity securities held	(13,916,840)	(15,344,616)	(1,299,202)	(177,990)

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	INVESTMENTS (CONTINUED)

Long-term investments

As at December 31, 2023 and 2024, long-term investments consisted of the following:

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
Equity method investments
Shanghai Wiselong Enterprise Management Co., Ltd (“Wiselong”)	25,630,564	27,133,053	3,717,213
Other	7,274,032	15,000,068	2,055,001
Equity securities with readily determinable fair values	38,324,789	28,355,681	3,884,712
Equity securities without readily determinable fair values	9,826,143	9,826,143	1,346,176
Available-for-sale debt investment	103,703,272	103,709,272	14,208,112
Total	184,758,800	184,024,217	25,211,214

Equity securities with readily determinable fair values

Total unrealized and realized gains and losses of equity securities with readily determinable fair values included in long-term investments for the years ended December 31, 2022, 2023 and 2024 were as follows:

	For the years ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Total net gains (losses) recognized	(15,126,672)	9,966,512	(11,163,213)	(1,529,354)
Less: Net realized gains on equity securities sold	—	—	—	—
Net unrealized gains (losses) recognized on equity securities held	(15,126,672)	9,966,512	(11,163,213)	(1,529,354)

Equity securities without readily determinable fair values

The equity investments without readily determinable fair value held as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
Initial cost	51,523,212	51,523,212	7,058,651
Cumulative unrealized gains	302,931	302,931	41,501
Cumulative unrealized losses (including impairment)	(42,000,000)	(42,000,000)	(5,753,976)
Total carrying value	9,826,143	9,826,143	1,346,176

During the year ended December 31, 2022, impairment of RMB42,000,000 was recorded in “Other general expenses” in the consolidated financial statements of comprehensive (loss) income. No impairment loss was recorded during the years ended December 31, 2023 and 2024.

Available-for-sale debt securities

Available-for-sale debt securities represent the Group’s investment in 30% interest of Yibon Hotel Group Co., Ltd (“Yibon”), which the Group has the option to require Yibon to redeem the investment at the Group’s discretion. No impairment was recorded for this investment during any of other presented periods.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	INVESTMENTS (CONTINUED)

Long-term investments (continued)

Short-term and long-term debt securities as of December 31, 2023 and 2024 were shown as below:

	As of December 31, 2023
			Gross
		Gross	unrecognized	Gross	Gross
	Amortized	unrecognized	holding	unrealized	unrealized
	cost	holding gains	losses	gains	losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
Wealth management products	287,711,617	—	—	—	—	287,711,617
Available-for-sale debt securities of Yibon	103,701,474	—	—	2,791,663	(2,789,865)	103,703,272

	As of December 31, 2024
			Gross
		Gross	unrecognized	Gross	Gross
	Amortized	unrecognized	holding	unrealized	unrealized
	cost	holding gains	losses	gains	losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
Wealth management products	10,475	—	—	—	—	10,475
Available-for-sale debt securities of Yibon	103,703,272	—	—	—	6,000	103,709,272

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	OTHER ASSETS

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
Current
Receivable from on-line payment platforms	39,540,599	33,710,165	4,618,274
Interest receivable	13,666,330	1,413,179	193,605
Deposits	16,066,771	13,408,363	1,836,938
Advance to suppliers	12,190,988	14,671,464	2,009,982
VAT recoverable	13,096,157	16,958,328	2,323,281
Others	22,486,277	34,737,091	4,758,962
Total	117,047,122	114,898,590	15,741,042

Non-current
Rental deposit	56,649,069	51,522,452	7,058,547
Purchase and rental deposits for buildings	192,305,859	192,305,859	26,345,795
VAT recoverable	17,872,226	13,963,593	1,913,004
Others	31,613,426	37,059,802	5,077,172
Less: impairment provision	(193,714,980)	(192,305,859)	(26,345,795)
Total	104,725,600	102,545,847	14,048,723

Purchase and rental deposits for certain real estate properties paid to a third party were fully provided due to the financial crisis of the counterparty. The provision of RMB192,305,859 was recorded in “Other general expenses” of the consolidated statements of comprehensive loss for the year ended December 31, 2022.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	BANK LOANS

Short-term bank loans

Short-term bank loans consisted of RMB denominated borrowings from financial institutions in the PRC that are repayable within one year. The weighted average interest rates for the outstanding short-term bank loans as of December 31, 2023 and 2024 were 3.85% and 3.85%, respectively.

In February 2023, the Group entered into a secured loan agreement with Shanghai Pudong Development Bank, pursuant to which the Group was entitled to borrow a RMB denominated loan of RMB117,000,000 for interest rate at a fixed annual interest rate of 3.85% and maturity date on March 24, 2024. As of December 31, 2023, the outstanding amount was RMB116,800,000, and the Group collateralized such borrowing with time deposits of RMB130,000,000 with maturities of less than one year. The Group fully repaid this loan during the year ended December 31, 2024.

Long-term bank loans

In November 2023, the Group entered into a secured loan agreement with Shanghai Pudong Development Bank, pursuant to which the Group was entitled to borrow a RMB denominated loan of RMB57,000,000 for interest rate at a fixed annual interest rate of 3.50% and maturity date on November 14, 2026. The Group collateralize such borrowing with long-term time deposits of RMB63,340,000.

In March 2024, the Group entered into a secured loan agreement with Shanghai Pudong Development Bank, pursuant to which the Group was entitled to borrow a RMB denominated loan of RMB200,000,000 for interest rate at a fixed annual interest rate of 3.33% and maturity date on March 25, 2027. The Group collateralize such borrowing with long-term time deposits of RMB222,230,000.

As of December 31, 2024, aggregate loan principal payments on long-term borrowings are due according to the following schedule:

Year ending December 31,	RMB	USD
2025	400,000	54,800
2026	56,800,000	7,781,568
2027	199,400,000	27,317,688
Total	256,600,000	35,154,056

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
Payable to franchisees	210,052,467	224,856,300	30,805,187
VAT and tax surcharges	129,067,113	145,223,158	19,895,491
Construction payable	22,211,219	24,117,141	3,304,035
Deposits payable	24,759,270	29,756,957	4,076,686
Payable for business combination and asset acquisitions	13,743,026	10,972,875	1,503,278
Others	59,999,622	46,983,860	6,436,762
Total	459,832,717	481,910,291	66,021,439

17.	OTHER LONG-TERM LIABILITIES

As of December 31, 2023 and 2024, other long-term liabilities of RMB111,711,750 and RMB120,975,955 (USD16,573,638), respectively, are mainly comprised of deposits from franchisees.

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

19.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The changes in accumulated other comprehensive income by component, net of tax, were as follows:

	Foreign currency translation adjustments	Unrealized gains(losses) on available- for-sale investments	Total
	RMB	RMB	RMB
Balance at January 1, 2023	27,727,372	4,732	27,732,104
Net current-period other comprehensive gains (losses)	672,112	(2,934)	669,178
Balance at December 31, 2023	28,399,484	1,798	28,401,282
Net current-period other comprehensive gains (losses)	(22,374,019)	6,000	(22,368,019)
Balance at December 31, 2024	6,025,465	7,798	6,033,263
Balance at December 31, 2024 (USD)	825,485	1,069	826,554

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	OPERATING COSTS

Operating costs include all direct costs incurred in the operation of the leased-and-operated hotels and restaurants, cost of providing franchise services, cost of manufacturing products and consist of the following:

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Rental	317,562,563	277,652,599	258,046,448	35,352,218
Utilities	44,864,225	42,865,151	46,254,870	6,336,891
Personnel cost	167,637,463	145,561,157	153,679,021	21,053,940
Depreciation and amortization	104,582,040	92,987,860	102,538,301	14,047,690
Consumable, food and beverage	32,443,116	54,360,427	40,388,169	5,533,156
Costs of hotel manager of franchised-and-managed hotels	107,852,170	114,328,002	95,368,385	13,065,415
Material cost	226,713,708	171,832,538	108,606,199	14,878,988
Other costs of franchised-and-managed hotels	14,340,427	17,518,603	9,085,550	1,244,715
Others	50,517,239	30,332,477	8,620,371	1,180,987
Total	1,066,512,951	947,438,814	822,587,314	112,694,000

21.	SHARE BASED COMPENSATION

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

For options granted during the year ended December 31, 2022, the weighted-average grant date fair value for options granted was USD 1.34, computed using the binomial option pricing model. The binomial model requires the input of subjective assumptions including the expected stock price volatility and the expected price multiple at which employees are likely to exercise stock options. The Group uses historical data to estimate forfeiture rate. Expected volatilities are based on the average volatility of the Group and comparable companies. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. During the years ended December 31, 2023 and 2024, no options were granted.

Share-based compensation expenses were immaterial for the years ended December 31, 2022, 2023 and 2024.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	SHARE BASED COMPENSATION (CONTINUED)

2018 Share Incentive Plan (continued)

The fair value of share options was estimated using the following significant assumptions:

Granted in 2022
Risk-free interest rate	1.35%
Volatility	39%
Dividend yield	2.5%
Expected life	6 years

The aggregate grant date fair value of the outstanding options was determined to be RMB35,706,209, RMB36,103,497 and RMB 37,117,460 (USD 5,085,071) as of December 31, 2022, 2023 and 2024, respectively. The total fair value of share options vested during the years ended December 31, 2022, 2023 and 2024 were RMB8,998,734, RMB9,145,095 and RMB24,633 (USD3,375).

Total unrecognized compensation expense related to unvested options was insignificant as of December 31, 2024.

The following table summarized the Group’s share option under the option plans:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Life	Value
		USD	Years	USD

Share options outstanding at December 31, 2023	925,000	12.25	0.18	—
Vested and expected to vest at December 31, 2023	925,000	12.25	0.18	—
Exercisable as of December 31, 2023	914,250	12.22	0.18	—
Share options outstanding, vested and exercisable at December 31, 2024	80,000	12.25	0.37	—

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	INCOME TAXES

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

Hong Kong

Subsidiaries in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5%, and foreign-derived income is exempted from income tax. There are no withholding taxes upon payment of dividends by the subsidiaries incorporated in Hong Kong to their shareholders.

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

Shanghai Evergreen and Shanghai Sipei are recognized as qualified HNTEs for the periods from 2023 to 2025 and enjoy a preferential tax rate of 15%.

(Loss) Income before income taxes and share of losses in equity method investments consists of:

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Mainland China	(301,862,814)	351,791,690	176,652,452	24,201,287
Others	(202,301,240)	28,580,168	20,554,343	2,815,935
Total	(504,164,054)	380,371,858	197,206,795	27,017,222

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	INCOME TAXES (CONTINUED)

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive income (loss) are as follows:

	Year ended December 31,
	2022	2024	2024	2024
	RMB	RMB	RMB	USD
Current tax	86,534,248	120,875,594	107,567,291	14,736,659
Deferred tax	(130,607,150)	(2,423,339)	(18,840,322)	(2,581,114)
Total	(44,072,902)	118,452,255	88,726,969	12,155,545

Reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years ended December 31,
	2022	2023	2024
PRC statutory tax rate	25%	25%	25%
Withholding tax	9%	3%	7%
Effect of international rate differences	(9)%	(2)%	(2)%
Effect of preferential tax rate	0%	(1)%	(8)%
Uncertain tax positions	(3)%	(3)%	1%
Valuation allowances	(11)%	8%	8%
Deferred tax	1%	(1)%	2%
Provision to return	1%	0%	1%
Non-deductible expenses	(4)%	2%	11%
Effective tax rate	9%	31%	45%

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	INCOME TAXES (CONTINUED)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2022, 2023 and 2024 are as follows:

	As of December 31
	2023	2024	2024
	RMB	RMB	USD
Deferred tax assets:
Tax losses carryforward	156,003,878	125,063,028	17,133,565
Allowance for accounts receivables and other current assets	10,241,904	10,863,499	1,488,293
Allowance for non-current other assets	48,076,465	48,076,465	6,586,449
Allowance for loans receivable	79,222,712	85,588,610	11,725,591
Impairment of long-lived assets	17,466,327	13,073,472	1,791,059
Lease liabilities	417,112,367	362,136,225	49,612,459
Deferred revenue	83,228,802	75,722,666	10,373,963
Accrued liabilities	19,373,529	19,542,973	2,677,376
Unrealized losses from equity securities	1,342,225	1,638,899	224,528
Investment in subsidiaries	—	2,775,000	380,173
Valuation allowance	(192,143,009)	(165,327,438)	(22,649,766)
Total deferred tax assets	639,925,200	579,153,399	79,343,690
Deferred tax liabilities:
Property, plant and equipment	(2,479,000)	(2,219,319)	(304,045)
Right-of-use assets	(381,932,879)	(327,572,728)	(44,877,280)
Intangible assets arising from acquisition	(75,820,498)	(47,872,112)	(6,558,452)
Unrealized gains from equity securities	(1,939,227)	(1,805,008)	(247,285)
Investment in subsidiaries	(30,504,731)	(33,595,045)	(4,602,503)
Total deferred tax liabilities	(492,676,335)	(413,064,212)	(56,589,565)

As of December 31, 2024, the Group had tax losses carryforwards of RMB502,614,634 (USD68,857,923), mainly deriving from the entities in the PRC. The tax losses in the PRC can be carried forward for five years to offset future taxable profit and which will expire between 2025 and 2029 if not utilized.

For the year ended December 31, 2024, the Group paid withholding tax of RMB11,349,180 (USD1,554,831) for the remittance of earnings from subsidiaries in the PRC to offshore entities. As of December 31, 2024, the Group has accrued RMB33,595,045 (USD4,602,503) deferred tax liabilities related to undistributed earnings from PRC subsidiaries. As of December 31, 2024, the taxable temporary differences for unrecognized deferred tax liabilities related to investments in foreign subsidiaries were RMB906,737,961 (USD124,222,591). The amount of unrecognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	INCOME TAXES (CONTINUED)

Below is a tabular roll-forward of the Group’s unrecognized tax benefits.

Unrecognized tax benefits —December 31, 2022	257,300,164
Increases — tax positions in the current period	61,493,198
Decreases — tax positions in prior period	(40,097,137)
Unrecognized tax benefits — December 31, 2023	278,696,225
Unrecognized tax benefits — January 1, 2024	278,696,225
Increases — tax positions in the current period	69,991,983
Decreases — tax positions in prior period	(32,266,665)
Unrecognized tax benefits — December 31, 2024	316,421,543

It is possible that the amount of uncertain tax benefits will change in the next 12 months, however, an estimate of the range of the possible outcomes cannot be made at this time.RMB316,421,543 (USD43,349,574) of the uncertain tax positions, if ultimately recognized, would affect the effective tax rate.

The Group’s subsidiaries in mainland China are subject to examination by the tax authorities for tax years 2019 through 2024 on non-transfer pricing matters and from 2014 through 2024 on transfer pricing matters.

23.	MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION

Full time employees of the Group in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on a certain percentage of the employees’ salaries, subject to certain ceilings. The total contribution for such employee benefits were RMB63,954,002, RMB54,737,023 and RMB49,181,636 (USD6,737,857) for the years ended December 31, 2022, 2023 and 2024, respectively. The Group has no ongoing obligation to its employees subsequent to its contributions to the PRC plan.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

24.	STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to make appropriations to certain statutory reserves, namely a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors for the foreign invested enterprises. For other subsidiaries incorporated in the PRC, the general reserve fund was appropriated based on 10% of net profits as reported in each subsidiary’s PRC statutory accounts. General reserve and statutory surplus funds are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare funds are restricted to capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Group in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. As of December 31, 2023 and 2024, the PRC statutory reserve funds amounted to RMB152,416,879 and RMB156,764,775 (USD21,476,686), respectively.

In addition, under PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Group in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of the Group’s PRC totaling RMB901,492,604 and RMB908,421,883 (USD124,453,288) as of December 31, 2023 and 2024, respectively.

Furthermore, cash transfers from the Group’s PRC subsidiaries to the Group’s subsidiaries outside of the PRC are subject to the PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the Group’s PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to the Group or otherwise satisfy their foreign currency denominated obligations.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Group in 2022, 2023 and 2024 consisted of:

Related Party	Nature of the party	Relationship with the Group
Alex S. Xu	Individual	Founder and CEO
Hui Xu	Individual	Brother of Alex S. Xu
Wen Qi	Individual	Quality Control Manager
GTI	Investment holding	Shareholder of the Group, controlled by Alex S. Xu
Shanghai Aotao Industrial Co., Ltd (“Aotao”)	Restaurant management	Controlled by GTI
Getao Industrial (HK) Limited. (“Getao”)	Restaurant management	Controlled by GTI
Beifu HK	Restaurant management	Controlled by GTI
Gelu (Shanghai) Catering Management Co., Ltd. (“Gelu”)	Restaurant management	Controlled by GTI
Shanghai Geyi Catering Management Co., Ltd. (“Geyi”)	Restaurant management	Controlled by GTI
Napa Infinity Winery (Shanghai) Inc. (“Napa”)	Wine distributor	Controlled by Hui Xu
Woyaojiu Information Technology (Shanghai) Co.,Ltd. (“Woyaojiu”)	Wine distributor	Controlled by Hui Xu
Yibon	Hotel management	Equity investee of the Group
Shanxi Hanyuanbaili Hotel Management Co., Ltd. (“Hanyuan”)	Hotel management	Equity investee of the Group
Shanxi Yueyuanbaili Hotel Management Co., Ltd. (“Yueyuan”)	Hotel management	Equity investee of the Group
Wuhan Jiangxia Deep Sleep Hotel Co. Ltd. (“Jiangxia WM”)	Hotel management	Equity investee of the Group
Apex (Weihai) Industrial Co., Ltd. (“Apex”)	Construction	Controlled by Hui Xu
Anhui Aoyang Daling Canyon Beverage Co. Ltd. (“Aoyang”)	Drinking-water manufacturing	Equity investee of the Group
Geweimei Biotechnology (Wuxi) Co., Ltd. (“Geweimei”)	Food manufacturing	Controlled by GTI
Shanghai Xiaoyi Health Services Co., Ltd. (“Xiaoyi”)	Care service provider	Controlled by GTI
Wiselong	IT consulting	Equity investee of the Group

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a)	Related party balances

Due from related parties:

	As of December 31
	2023	2024	2024
	RMB	RMB	USD
Current:
Yibon(i)	7,321,246	6,920,600	948,118
Hanyuan (ii)	6,732,977	6,732,977	922,414
Wen Qi (iii)	2,360,000	2,360,000	323,319
Yueyuan (ii)	688,064	640,000	87,680
Aotao (iv)	141,069	270,067	36,999
Jiangxia WM (vi)	—	858,000	117,546
Others(iv)	3,217,386	4,590,246	628,860
Less: provision	(531,961)	(531,961)	(72,878)
Total	19,928,781	21,839,929	2,992,058

Non-current:
Apex (v)	110,000,000	110,000,000	15,069,938
Total	110,000,000	110,000,000	15,069,938

(i).	Current amounts due from Yibon mainly comprised of a loan repayable on demand with an interest rate of 6% per annum with pledge of one Yibon’s leased-and-operated hotel.

(ii).	Current amounts due from Hanyuan and Yueyuan are loans to them, who are the equity investees of the Group, for hotel improvement.

(iii).	Current amounts due from Wen Qi is a loan with a principal of RMB2,360,000 (USD323,319) with an interest rate of 7.9% per annum maturing in July 2024.

(iv).	The current amounts mainly consisted of accounts receivable due to daily operations with the related parties which were unsecured, interest free, and repayable upon demand.

(v).

Noncurrent amounts due from related parties comprised of RMB110,000,000 (USD15,069,938) prepayments made by the Group to Apex to acquire a building for hotel business development. In April 2025, the building was pledged to the Group to guarantee the related party’s performance.

(vi).	The current amounts due from Jiangxia WM are a loan to the Group’s equity investee for hotel improvements.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

25.	RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a)	Related party balances (continued)

Due to related parties:

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
Current:
Aotao(i)	12,660,573	13,323,770	1,825,349
Others(ii)	3,649,720	4,138,406	566,959
Total	16,310,293	17,462,176	2,392,308

(i)	Amounts due to Aotao comprised of the payable for advertising service from Aotao and loans from Aotao which were unsecured, interest free, and repayable upon demand.

(ii)	Amounts due to others represent the trade payables due to the normal business operation with related parties which were unsecured, interest free, and repayable upon demand.

(b)	Related party transactions

During the years ended December 31, 2022, 2023 and 2024, related party transactions consisted of the following:

	Year ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Loan to related parties
Loan to GTI	(162,490,000)	—	—	—
Loan to Hanyuan	(3,237,408)	—	—	—
Loan to Qiwen	(2,360,000)	—	—	—
Loan to Yueyuan	(608,394)	—	—	—
Loan to Jiangxia WM	—	—	(858,000)	(117,546)
Repayment from GTI	42,305,000	—	—	—
Repayment from Yibon	1,250,000	—	363,347	49,778
Interest income from Yibon	12,333	465,500	395,694	54,210
Service provided by related parties	(5,770,739)	(14,044)	(47,866)	(6,558)
Goods purchased from related parties	(692,797)	(2,837,072)	(1,939,754)	(265,745)
Service provided to related parties	1,397,915	2,604,417	721,657	98,867
Goods sold to related parties	—	23,787	19,727	2,703

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

26.	COMMITMENTS AND CONTINGENCIES

Litigation and contingencies

The Group and its operations from time to time are, and in the future may be, parties to or targets of lawsuits, claims, investigations, and proceedings, including but not limited to non-compliance respect to licenses and permits, franchise agreements and lease contracts, which are handled and defended in the ordinary course of business. The Group may be unable to estimate the reasonably possible loss or a range of reasonably possible losses until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, or the progress of settlement negotiations. The Group accrues a liability for such matters when it is probable that a liability has been incurred, and the amount can be reasonably estimated. When a single amount cannot be reasonably estimated but the cost can be estimated within a range, the Group accrues the minimum amount. The Group expenses legal costs, including those expected to be incurred in connection with a loss contingency, as incurred.

27.	EARNINGS (LOSS) PER SHARE

Basic and diluted earnings (loss) per share for each of the years presented is calculated as follows:

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Numerator:
Net (loss) income used in calculating earnings per share-basic and diluted	(425,153,181)	269,316,308	110,002,230	15,070,246
Denominator:
Weighted average number of Class A ordinary shares outstanding used in calculating basic and diluted earnings per share	68,201,056	67,321,003	66,776,243	66,776,243
Weighted average number of Class B ordinary shares outstanding used in calculating basic and diluted earnings per share	34,762,909	34,762,909	34,762,909	34,762,909
Allocation of undistributed (loss) earnings — basic and diluted:
To Class A Shares	(281,612,076)	177,605,302	72,341,905	9,910,802
To Class B Shares	(143,541,105)	91,711,006	37,660,325	5,159,444
Basic and diluted (loss) earnings per share:
To Class A Shares	(4.13)	2.64	1.08	0.15
To Class B Shares	(4.13)	2.64	1.08	0.15

In November 2022, the Group received 870,908 Class A ordinary shares as a portion of repurchase consideration for the repurchase of Urban Group, which were excluded in the computation of basic and diluted earnings per shares for the year ended December 31, 2022 upon the completion of the disposition of Urban Hotel Group.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	SEGMENT REPORTING

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM has been identified as the CEO of the Group. The Group reports its financial results in two operating segments: (1) Hotel Business, which consists of leased-and-operated hotels and franchised-and-managed hotels operating under the hotel related brand, and (2) Restaurant Business, which consists of leased-and-operated restaurants and franchised-and-managed restaurants operating under the brands of Da Niang and Bellagio. The reportable segments align with the manner in which the CODM currently receives and uses financial information to allocate resource and evaluate the performance of the segments.

The Group derives the results of the segments directly from its internal management reporting system. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in the consolidated financial statements. Inter-segment sales are accounted for as if the sales were to third parties, that is, at current market prices. The CODM compares actual segment income (loss) from operations and segment net income (loss) with historical results on a regular basis when assessing the operating results and making resource decisions to improve profitability, and to develop strategic initiatives and capital allocation priorities

The Group’s CODM does not evaluate its operating segments using discrete asset information. There is no asset information that are supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	SEGMENT REPORTING (CONTINUED)

The following tables provide information about reported segment revenues, and measures of a segment’s profit or loss, together with relevant reconciliations and other required disclosures:

	Year Ended December 31, 2022
	Hotel business	Restaurant business	Consolidated
	RMB	RMB	RMB
Revenue from external customers	936,801,282	532,272,993	1,469,074,275
Intersegment revenue	—	1,514,259	1,514,259
	936,801,282	533,787,252	1,470,588,534
Reconciliation of revenue:
Elimination of intersegment revenues			(1,514,259)
Total revenues			1,469,074,275

Less:
Total operating costs and expenses *	(1,399,392,154)	(580,020,769)	(1,979,412,923)
Segment income (loss) from operations	(462,590,872)	(46,233,517)	(508,824,389)

Reconciliation of income (loss) from operations:
Other operating income	19,448,889	4,544,259	23,993,148
Elimination of intersegment gross margin			(1,698,589)
Income from operations			(486,529,830)

Reconciliation of net (loss) income
Other segment income (expense)**	(15,918,607)	(1,715,618)	(17,634,225)
Income tax benefit (expense)	45,592,418	(1,944,162)	43,648,256
Share of loss in equity method investments, net of tax	(1,598,301)	—	(1,598,301)
Segment net (loss) income	(415,066,473)	(45,349,038)	(460,415,511)
Elimination of intersegment income tax impact			424,647
Net Loss			(461,689,453)

Other segment disclosures
Interest revenue	47,383,941	721,184	48,105,125
Interest expense	(25,375,848)	(2,611,994)	(27,987,842)

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	SEGMENT REPORTING (CONTINUED)

	Year Ended December 31, 2023
	Hotel business	Restaurant business	Consolidated
	RMB	RMB	RMB
Revenue from external customers	1,191,906,073	435,351,616	1,627,257,689
Intersegment revenue	—	6,284,350	6,284,350
	1,191,906,073	441,635,966	1,633,542,039
Reconciliation of revenue:
Elimination of intersegment revenues			(6,284,350)
Total revenues			1,627,257,689

Less:
Total operating costs and expenses*	(881,148,053)	(448,102,058)	(1,329,250,111)
Segment income (loss) from operations	310,758,020	(6,466,092)	304,291,928

Reconciliation of income (loss) from operations:
Other operating income	24,525,333	2,644,568	27,169,901
Elimination of intersegment gross margin			4,187,097
Income from operations			335,648,926

Reconciliation of net (loss) income
Other segment income (expense) **	44,832,395	(109,463)	44,722,932
Income tax benefit (expense)	(113,125,742)	(4,279,739)	(117,405,481)
Share of loss in equity method investments, net of tax	(1,392,002)	—	(1,392,002)
Segment net (loss) income	265,598,004	(8,210,726)	257,387,278
Elimination of intersegment income tax impact			(1,046,774)
Net income			260,527,601

Other segment disclosures
Interest revenue	41,240,610	130,552	41,371,162
Interest expense	(13,706,157)	(347,684)	(14,053,841)

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	SEGMENT REPORTING (CONTINUED)

	Year Ended December 31, 2024
	Hotel business	Restaurant business	Consolidated	Consolidated
	RMB	RMB	RMB	USD
Revenue from external customers	1,066,502,811	276,937,385	1,343,440,196	184,050,552
Intersegment revenue	207,413	1,500,428	1,707,841	233,973
	1,066,710,224	278,437,813	1,345,148,037	184,284,525
Reconciliation of revenue:
Elimination of intersegment revenues			(1,707,841)	(233,973)
Total revenues			1,343,440,196	184,050,552

Less:
Total operating costs and expenses*	(851,935,422)	(391,435,679)	(1,243,371,101)	(170,341,142)
Segment income (loss) from operations	214,774,802	(112,997,866)	101,776,936	13,943,384

Reconciliation of income (loss) from operations:
Other operating income	56,818,174	3,329,384	60,147,558	8,240,182
Elimination of intersegment gross margin			—	—
Income (loss) from operations			161,924,494	22,183,566

Reconciliation of net (loss) income
Other segment income (expense) **	39,741,684	71,217	39,812,901	5,454,346
Income tax benefit (expense)	(107,223,277)	18,496,308	(88,726,969)	(12,155,545)
Share of loss in equity method investments, net of tax	(1,165,474)	—	(1,165,474)	(159,669)
Segment net (loss) income	202,945,909	(91,100,957)	111,844,952	15,322,698
Elimination of intersegment income tax impact			(4,530,600)	(620,690)
Net income			107,314,352	14,702,008

Other segment disclosures
Interest revenue	39,982,179	89,889	40,072,068	5,489,851
Interest expense	(6,310,152)	—	(6,310,152)	(864,487)

*	Total operating costs and expenses (i.e. the significant segment expenses) include hotel operating costs, selling expenses, general and administrative expenses, other operating expenses, other general expenses and impairment loss of goodwill and intangible asset with indefinite life.

**	Other segment income (expense) includes interest income, interest expense, gains (losses and impairment) on equity securities held, and other income, net.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

28.	SEGMENT REPORTING (CONTINUED)

The following table presents the Group’s revenues disaggregated by segment and by types of products or services.

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Revenue:
Leased-and-operated hotels	338,506,220	490,924,060	437,521,898	59,940,254
Franchised-and-managed hotels	582,441,077	696,321,236	625,072,856	85,634,630
Wholesale and others	15,853,985	4,660,777	4,115,470	563,818
Hotel business subtotal	936,801,282	1,191,906,073	1,066,710,224	146,138,702
Revenue:
Leased-and-operated restaurants	362,806,697	296,890,282	159,118,741	21,799,178
Franchised-and-managed restaurants	6,022,291	8,923,712	10,287,456	1,409,376
Wholesale and others	164,958,264	135,821,972	109,031,616	14,937,270
Restaurant business subtotal	533,787,252	441,635,966	278,437,813	38,145,824
Inter-segment*	(1,514,259)	(6,284,350)	(1,707,841)	(233,974)
Total revenue	1,469,074,275	1,627,257,689	1,343,440,196	184,050,552

*	The inter segment eliminations mainly consist of labor services related to restaurant staff and prepared meals and frozen foods provided by restaurant business segment to hotel business segment.

The Group primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in the PRC.

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	13,423,750	253,708,400	34,757,908
Investments in equity securities	978,841	—	—
Amounts due from subsidiaries	125,960,969	169,208,479	23,181,467
Amounts due from a related party	—	—	—
Other current assets	321,495	330,527	45,282
Total current assets	140,685,055	423,247,406	57,984,657
Non-current assets:
Investments in subsidiaries	2,179,129,452	2,183,092,396	299,082,432
Investments in equity securities	44,324,789	34,355,681	4,706,709
TOTAL ASSETS	2,364,139,296	2,640,695,483	361,773,798

LIABILITIES AND EQUITY
Current liabilities:
Short-term bank loans	116,800,000	—	—
Long -term bank loans, current portion	200,000	400,000	54,800
Amounts due to subsidiaries	748,121,016	925,349,353	126,772,340
Total current liabilities	865,121,016	925,749,353	126,827,140
Non-current liabilities:
Long-term bank loans, non-current portion	56,800,000	256,200,000	35,099,256
Total liabilities	921,921,016	1,181,949,353	161,926,396
Shareholders’ Equity:
Class A ordinary shares (USD0.50 par value per share; 400,000,000 and 400,000,000 shares authorized as of December 31, 2023 and 2024; 66,780,612 and 66,761,582 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	222,587,070	222,587,070	30,494,304
Class B ordinary shares (USD0.50 par value per share; 100,000,000 and 100,000,000 shares authorized as of December 31, 2023 and 2024; 34,762,909 and 34,762,909 shares issued and outstanding as of December 31, 2023 and 2024, respectively)	115,534,210	115,534,210	15,828,122
Treasury stock	(36,677,832)	(37,043,116)	(5,074,886)
Additional paid-in capital	1,680,713,349	1,609,972,272	220,565,297
Accumulated losses	(568,339,799)	(458,337,569)	(62,791,989)
Accumulated other comprehensive income	28,401,282	6,033,263	826,554
Total Shareholders’ Equity	1,442,218,280	1,458,746,130	199,847,402
TOTAL LIABILITIES AND EQUITY	2,364,139,296	2,640,695,483	361,773,798

GREENTREE HOSPITALITY GROUP LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

29.	PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
General and administrative expenses	(6,740,255)	(6,637,389)	(3,495,501)	(478,882)
Other general expense	(13,944,926)	—	—	—
Interest income	1,924	15,128	5,550,006	760,348
Interest expense	(5,192,054)	(4,723,335)	(8,046,920)	(1,102,424)
Other income (expense)	22,765,816	19,969,182	(4,815,940)	(659,781)
(Losses) gains on investments in equity securities	(76,105,482)	7,927,075	(11,463,068)	(1,570,434)
Share of (losses) profit in subsidiaries, net (Note a)	(345,938,204)	252,765,647	132,273,653	18,121,416
Net (loss) income	(425,153,181)	269,316,308	110,002,230	15,070,243
Other comprehensive losses, net of tax
- Foreign currency translation adjustments	(11,361,872)	672,112	(22,374,019)	(3,065,228)
- Unrealized (losses) on available-for-sale investments	(2,786,931)	(2,934)	6,000	822
Comprehensive (loss) income	(439,301,984)	269,985,486	87,634,211	12,005,837

Condensed statements of cash flows

	Year Ended December 31,
	2022	2023	2024	2024
	RMB	RMB	RMB	USD
Net cash used in operating activities	(4,198,307)	(12,424,134)	(5,660,966)	(775,549)
Net cash provided by investing activities	(156,276,810)	(352,234,205)	101,781,775	13,944,046
Net cash provided by financing activities	155,679,057	362,690,064	143,247,486	19,624,825

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(2,025,056)	(396,838)	916,355	125,540

Net decrease in cash and cash equivalents and restricted cash	(6,821,116)	(2,365,113)	240,284,650	32,918,862
Cash and cash equivalents and restricted cash at beginning of the year	22,609,979	15,788,863	13,423,750	1,839,046
Cash and cash equivalents and restricted cash at end of the year	15,788,863	13,423,750	253,708,400	34,757,908

(a)	Basis of presentation

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