Form 20-F
period 2025-12-31
GreenTree Hospitality Group Ltd.
filed 2026-04-30
CIK 1724755

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025.

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

3F, No. 1058 Yangshupu Road, Yangpu District, Shanghai, China.200082

People’s Republic of China

(Address of principal executive offices)

Contact Person: Dr. Yiping Yang, Chief Financial Officer

+86-21-3617-4886

3F, No. 1058 Yangshupu Road, Yangpu District, Shanghai, China.200082

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

66,134,416 Class A ordinary shares were outstanding as of December 31, 2025

34,762,909 Class B ordinary shares were outstanding as of December 31, 2025

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

FISCAL YEAR ENDED DECEMBER 31, 2025

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

This annual report on Form 20-F includes our audited consolidated financial statements for the years ended December 31, 2023, 2024 and 2025, and as of December 31, 2024 and 2025.

Our ADSs are listed on the New York Stock Exchange under the symbol “GHG.”

ii

Currency Translations

This annual report on Form 20-F contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report on Form 20-F were made at a rate of RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report on Form 20-F could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

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

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC and other governments. On July 21, 2005, the PRC government changed its policy of pegging the value of the RMB to the U.S. dollar. The RMB depreciated approximately 2.9% and 2.8% against the U.S. dollar in 2023 and 2024, respectively, before appreciating approximately 4.19% against the U.S. dollar in 2025. It remains unclear what further fluctuations may occur.

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

China is undergoing a rapid urbanization process, and zoning requirements and other governmental mandates with respect to urban planning of a particular area may change. When zoning requirements or other governmental mandates change with respect to the areas where our hotels and restaurants are located, the affected hotels and restaurants may need to be demolished or removed. As a result, we may have to relocate our hotels and restaurants to other locations. We have experienced such demolition and relocation in the past and we may encounter additional demolition and relocation cases in the future. Our hotels and restaurants could suffer from demolitions or interruptions due to zoning or other local regulations in the future. Any such demolition and relocation could cause us to lose primary locations for our hotels and restaurants and cause the licenses and permits held by the hotels and restaurants facing demolition not to be renewed or even be revoked, and we may not be able to achieve comparable operational results following the relocations. While we may be reimbursed for such demolition and relocation, we cannot assure you that the reimbursement, as determined by the relevant government authorities, will be sufficient to cover our direct and indirect losses. Accordingly, our business, results of operations and financial condition may be adversely affected.

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

As a holding company, we rely principally on dividends and other payments from our wholly owned operating subsidiaries in China for our cash requirements, including funds necessary to service any debt we may incur, to pay dividends and other cash distributions to our shareholders and to pay our operating expenses. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of December 31, 2023, 2024 and 2025, total statutory reserves of our PRC subsidiaries were RMB152.4 million, RMB156.8 million and RMB157.2 million (US$22.5million). These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer their net assets to the company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB901.5 million, RMB908.4 million and RMB891.2 million (US$127.4 million) as of December 31, 2023, 2024 and 2025, respectively. As a result, our Chinese subsidiaries are restricted in their ability to transfer a portion of their net assets to us or any of our other subsidiaries in the form of dividends, loans or advances. Limitation on the ability of our Chinese subsidiaries to pay dividends to us or any of our other subsidiaries could materially and adversely limit our ability to borrow money outside of China or pay dividends to holders of our ADSs. Also, see “— Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax or we may be subject to 25% PRC income tax on our worldwide income if we are considered as a PRC “resident enterprise,” and accordingly holders of our ADSs may be subject to PRC withholding tax on dividends on, and gains realized on their transfer of, our ADSs.”

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

Except for the filing required by PRC Ministry of Commerce or its local branches, when using the capital contributions to exchange for RMB funds, the domestic institutions including foreign-invested enterprises, must comply with certain foreign exchange requirements. For example, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Issues Concerning the Deepening of the Reform of Foreign Exchange Administration for Cross-border Investment and Financing, or Notice 43, on September 15, 2025. Under Notice 43, the foreign exchange receipts under capital accounts of a domestic institution and the RMB funds obtained thereby from foreign exchange settlements may be used for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations. However, they may not be used (i) directly or indirectly, for expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations of the state; (ii) unless otherwise specified, directly or indirectly, for investments in securities or other investments and wealth management activities, with the exception of wealth management products and structured deposits whose risk rating is not higher than level 2; (iii) for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license. In addition, the RMB funds obtained thereby from foreign exchange settlements may not be used to repay RMB loans if the proceeds of such loans have not been fully used by the domestic institution, including a foreign-invested company like us.

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

It is unclear whether we will be considered as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax or we may be subject to 25% PRC income tax on our worldwide income if we are considered as a PRC “resident enterprise,” and accordingly holders of our ADSs may be subject to PRC withholding tax on dividends on, and gains realized on their transfer of, our ADSs.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the U.S. to undergo regular inspections by the PCAOB to assess its compliance with the laws of the U.S. and professional standards. According to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Accordingly, without the consent of the competent PRC securities regulators and relevant authorities, no organization or individual may provide the documents and materials relating to securities business activities to overseas parties. In 2021, PCAOB made determinations that the positions taken by PRC authorities prevented the PCAOB from inspecting and investigating firms headquartered in mainland China and Hong Kong completely. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC, taking the first step toward opening access for the PCAOB to inspect and investigate completely registered public accounting firms headquartered in mainland China and Hong Kong including our auditor. According to its announcement, the PCAOB sent staff to conduct on-site inspections and investigations in Hong Kong from September to November 2022 and conducted inspection field work and investigative testimony in a manner consistent with the PCAOB’s methodology and approach to inspections and investigations in the U.S. and globally. The PCAOB inspections have identified numerous deficiencies in the audit firms in China, which are consistent with the types and number of findings the PCAOB has encountered in other early stage inspections around the world. If audit firms in China had been subject to such inspections in the past, such deficiencies may have been identified earlier and these audit firms, including our auditor, may have taken remedial measures to address any such deficiencies, and the historical inability of the PCAOB to inspect audit firms in China has deprived our investors of the benefits of such inspections. Because our auditor was not subject to such inspections before 2022, we cannot assure you that it will have sufficient time to fully address any deficiency that may be identified as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct complete inspections of auditors in China before 2022 may have made it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors or potential investors in our ADSs to lose confidence in the quality of our consolidated financial statements.

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

Our success could be adversely affected by the performance of our franchised-and-managed hotels and restaurants. As of December 31, 2025, we franchised-and-managed approximately 99.0% of our hotels, and we derived 58.4%, 58.6% and 57.9% of our revenues from those hotels in 2023, 2024 and 2025, respectively, which include revenues from membership fees of franchised-and-managed hotels. We plan to increase the number of franchised-and-managed hotels and restaurants in operation to increase our national presence in China. Our franchisees may not be able to develop or construct hotel or restaurant properties on a timely basis, which could adversely affect our growth strategy and may impact our ability to collect fees from them on a timely basis. If our franchisees reduce their investments in the hospitality and restaurant industries, develop or construct fewer hotel or restaurant properties, or abandon such development or construction altogether, our business, results of operations and financial condition may be materially and adversely affected.

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

As of December 31, 2025, we operated 45 leased-and-operated hotels. As of December 31, 2025, out of our 45 leased-and-operated hotels, 10 had not obtained fire prevention safety inspection certificates, 10 had not obtained public area hygiene permits or the permits had been expired, 10 had not obtained special industry permits, and 10 which engage in catering business had obtained the food operation permits. As of December 31, 2025, 5 of our leased-and-operated hotels shared and operated on the same premises as our other leased-and-operated hotels these 5 leased and operated hotels had not obtained their own licenses, and are unlikely to be able to obtain them. Given the significant discretion local government authorities have in the examination of our application as well as other factors beyond our control in certain areas, we may be unable to obtain the above outstanding operation permits at all.

For the catering part, as of December 31, 2025, we operated 15 leased-and-operated restaurants. As of December 31, 2025, 12 of our 15 leased-and-operated restaurants had obtained the business licenses:11 of our 15 leased-and-operated restaurants had obtained the food operation permits and public area hygiene permits and 4 had obtained the fire prevention safety inspection certificates.

For our leased-and-operated hotels and restaurants that have not obtained the necessary licenses, and to the extent that the franchisees who did not provide us with the licenses had not obtained the licenses prior to the commencement of their operations, the legal consequences will be as follows:

●	Business license: (i) orders by the registration authority to take corrective action, with the illegal income confiscated; (ii) if market entity refuses to take corrective action, it shall be fined not less than RMB10,000 nor more than RMB100,000, or (iii) if the circumstances are serious, be ordered to suspend or cease continuing operations, and be fined not less than RMB100,000 nor more than RMB500,000;

●	Special industry license (only for the hotel business): Operations of such hotels may be banned (such measure normally include: order to immediately cease business operations; seal up or seizure of the premises, facilities, or property used exclusively for illegal business activities; confiscation of the illegal gains), whoever repeats the act within one year after being banned shall be detained for not less than 10 days but not more than 15 days and shall also be fined not less than 3,000 yuan but not more than 5,000 yuan. Where an operator that has obtained permission from the public security organ violates relevant state administrative regulations, and the circumstances are serious, the public security organ may revoke its permit. In addition, pursuant to various local regulations, hotels failing to obtain the special industry license may be subject to warnings, orders to suspend or cease continuing business operations, confiscations of illegal gains or fines (for instance, the fines could reach RMB200,000 in Jiangsu if the circumstances are serious);

●	Fire prevention safety inspection certificate: (i) suspension of construction of projects, and/or use or operation of the business; and (ii) fines between RMB30,000 and RMB300,000;

●	Public hygiene license (only for the hotel business): a range of administrative penalties depending on the seriousness of a hotel’s activities: (i) warnings; (ii) fines between RMB500 and RMB30,000; or (iii) suspension of operations for rectification, or revocation of public hygiene license; and

●	Food operation permit: (i) confiscation of illegal gains, food illegally produced for sale and tools, facilities and raw materials used for illegal production; or (ii) fines between RMB50,000 and RMB100,000 if the value of food illegally produced is less than RMB10,000 or fines of 10 to 20 times of the value of food if such value is equal to or greater than RMB10,000.

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

Due to our rapid expansion in recent years, we have added a large number of new franchised-and-managed hotels and restaurants into our network, some of which may not be able to provide consistent and high-quality service to meet our standards. To avoid potential damage to our brand name and to ensure the quality of services provided to our guests, we may terminate our franchise agreements with such franchisees. In addition, if any of our franchisees defaults or commits wrongdoing and fails to cure defaults or wrongdoings, we may also need to terminate our franchise agreements. Although our franchise agreements typically allow us to terminate the agreements under many circumstances, our franchisees may dispute our termination or our claim and in such cases we have to submit such disputes for the settlement by courts or arbitration. For example, as of December 31, 2025, we had 37 pending legal proceedings with franchised-and-managed hotels or restaurants. Also, we have in the past closed and may close in the future certain franchised-and-managed hotels and restaurants as a result of disputes with the franchisees for their failure to comply with our requirements on, among other things, the punctual payment of our franchise fees or management fees, the decoration or operation standard, use of our brand, maintenance of the hotel or restaurant condition and appearance, the avoidance of competition between the franchisees, including keeping appropriate distances between the franchised-and-managed hotels or restaurants. For example, for the year ended December 31, 2025, we terminated 85 franchised-and-managed hotels and 20 franchised-and-managed restaurants that did not comply with our brand and operating standards, respectively. If a significant number of our existing franchise agreements are terminated early, our revenue and profit may decrease in the future.

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

During the past few years, we have sought to convert some hotels and restaurants from the leased-and-operated model over to the franchised-and-managed model through selling relevant business assets and handed over the management of such hotels and restaurants, in most of the cases pursuant to an asset, business and personnel transfer agreement, or Transfer Agreements, to certain individuals or entities that have subsequently entered into franchise agreements with us and have therefore become our new franchisees. According to the Transfer Agreements, such new franchisees shall take over and operate such hotels and restaurants on their own account and shall take the risks and enjoy the benefits of operating such hotels and restaurants from the completion of the transfer contemplated by such agreements. However, the Transfer Agreements typically allow our franchisees under such arrangements to continue to use the permits of the hotels or restaurants that were previously obtained by us and remain in the name of our company for a transitional period. As of December 31, 2025, 25 of the abovementioned new franchisees was still using our permits for the relevant hotel or restaurant. All of these franchisees have executed a supplementary agreement which requires them to stop using and return to us our permits upon execution of the supplementary agreements. Such supplementary agreements also require the franchisees to indemnify us against all losses, costs or liabilities incurred by us for their defaults under such agreements. However, if any franchisees refuse to return and continue to use any of our permits, our company could be held liable as the registered permit holder for any regulatory non-compliance on the part of our franchisees. As a result, any breach by our franchisees of relevant regulations could cause us to incur relevant legal liability under PRC law, which may materially affect our brand image and our results of operations. In addition, in such instances, because the relevant leases have not been transferred to our new franchisees, we continue to be the tenants of the relevant premises and we remain liable to pay the rent to our landlords, and may not thereafter be fully compensated by the new franchisees. As a result, our result of operations and financial conditions may be materially and adversely affected by the default of such franchisees. Furthermore, such arrangement between us and the new franchisees could be deemed as a sublease, and our landlords may claim that our subleasing arrangement without our landlords’ consent constitutes a default. In such cases, we may be required by our landlords to terminate sublease arrangements and compensate their losses, if any, which may further increase our costs and risks. Moreover, we may not be able to enforce our rights against the franchisees under the supplementary agreements, which would hinder our ability to prevent the franchisees from using our permits and negatively impact our business and our reputation.

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

For most of our franchised-and-managed hotels and all but 5 of our leased-and-operated hotels, we and our franchisees do not hold property ownership with respect to the premises under which those hotels are operated. Instead, we and our franchisees rely on leases or contracted management arrangements with third parties who either own the properties or lease the properties from the ultimate property owner. Meanwhile, the property title certificates for the premises on which approximately half of our leased-and-managed hotels are located have a different designated use from the actual usage of those properties, and our lease of such properties may be challenged by relevant government authorities and subject us to cessation of operations or fines in an amount of up to RMB30,000 for each property or approximately RMB690,000 in aggregate. If the property owners’ title and the legal rights of our franchisees and us to the leases of such properties are successfully challenged by a government authority or dispute resolution institution as mentioned above, the development or operations of our hotels on such properties could be adversely affected.

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

Our growth depends on our ability to open and profitably operate new hotels under both franchised-and-managed model and leased-and-operated model. Our growth depends on our ability to open and profitably operate new hotels under both franchised-and-managed model and leased-and-operated model. In 2023, 2024 and 2025, we opened 414, 403 and 250 new franchised-and-managed hotels, respectively. In 2023, 2024 and 2025, we opened 8, 2 and 5 new leased-and-operated hotels, respectively. For the catering part, in 2025, we opened 32 new franchised-and-managed restaurants. In 2025, we closed 4 leased-and-operated restaurants for strategic purpose. We plan to increase the number of our hotels and restaurants in the future. We may not be successful in identifying and leasing or franchising additional hotel and restaurants properties at desirable locations and on commercially reasonable terms or at all. In more developed cities, it may be difficult to increase the number of hotels and restaurants because we or our competitors may already have operations in such cities. In less developed cities, demand for our hotels and restaurants may not increase as rapidly as we expect. We also may incur substantial costs in connection with evaluating hotel and restaurant properties and negotiating with property owners, including ones that we are subsequently unable to lease or franchise.

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

We have experienced substantial growth since our inception. We have increased the number of our total hotels in operation in China from eight as of December 31, 2005 to 4,580 as of December 31, 2025, and completed our acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China, in 2023. We intend to focus on developing additional franchised-and-managed hotels and restaurants in different geographic locations in China and internationally, as well as growing through mergers, acquisitions and strategic alliances. This expansion has placed, and will continue to place, substantial demands on our managerial, operational, technological, financial and other resources. There can be no assurance that we will be able to effectively manage our growth. If our growth initiatives fail, and if we fail to integrate new alliances, merged entities or acquired targets into our network, our businesses and prospects may be materially and adversely affected.

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

If we are presented with appropriate opportunities, we may acquire or invest in businesses or assets. For example, in 2018, we acquired the majority of the equity interests in several hotel operating entities. In 2019, we acquired several properties for strategic development purpose. In 2020, we acquired all the hotel assets from a hotel management company located in Guangxi, and thereafter opened one leased-and-operated hotel under “GreenTree Eastern” brand. In 2021, we have acquired some hotels in some cities where we had limited number of leased-and-operated hotels or we did not have any leased and operated hotels. In 2022, we opened eight leased and operated hotels, all located near transportation hubs, central business districts, or government centers in Shanghai, Chongqing, Hangzhou, Taiyuan, Haikou and Karamay. In 2023, we completed our acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China. In 2025, we entered into an agreement to acquire a hotel property opposite to the Twin Towers in Malaysia for strategic purpose. In the same year, we entered into a letter of intent to acquire a hotel building located along the Bund in Yangpu District, Shanghai for strategic purpose. In addition, we entered into a repurchase agreement and sold all of our equity interests in Argyle.

The existing and future acquisitions or investments may expose us to potential risks, including risks associated with unforeseen or hidden liabilities, risks that acquired or invested companies will not achieve anticipated performance levels, diversion of management attention and resources from our existing business, difficulty in integrating the acquired businesses with our existing operational infrastructure, and inability to generate sufficient revenues to offset the costs and expenses of acquisitions or investments. For example, in March 2021, we entered into a letter of intent with Shanghai Hongyuan Shengshi Investment Development Co., Ltd, or Hongyuan Shengshi, to purchase two properties from Hongyuan Shengshi and we paid to Hongyuan Shengshi an earnest fee of RMB200 million. In December 2022, Hongyuan Shengshi went bankrupt, as a result of which, we will not be able to reclaim the earnest fee in full or at all. As of December 31, 2022, Hongyuan Shengshi has returned a total of RMB22.4 million to us.

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

Historically, we have derived a portion of our revenues from our individual members and from our cooperation arrangements with certain corporate members such as banks, airlines and other large companies. In 2023, 2024 and 2025, we sold approximately 81.6% of our room nights through our direct sales channels. We expect that these individual members and corporate members will contribute to the growth of our business in the near future.

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

Our continued success in maintaining and enhancing our brand portfolio and image depends, to a large extent, on the ability of our franchisees and us to satisfy customer needs by maintaining consistently high-quality services across our network of hotels and restaurants, as well as their and our ability to respond to competitive pressures. If we and our franchisees are unable to do so, our business operations may decline. Our business may also be adversely affected if our brands, public image or reputation were to be diminished by the operations of any of our hotels and restaurants, whether due to our franchisees failing to operate hotels and restaurants according to our requirements, unsatisfactory service, accidents or otherwise. Our brand portfolio is integral to our sales and marketing efforts. In addition, the trademark “GreenTree Inn” in the U.S. was registered by a company owned by Mr. Alex S. Xu, our chairman and chief executive officer and currently used by a chain of 15 hotels in the U.S. owned by a company majority owned by Mr. Alex S. Xu. We cannot exert control over any of these hotels in the United States. If these hotels experience any quality issues or are involved in any incidents, despite the fact that our current operations are primarily in China, our reputation can be negatively affected, and the value and image of our brands can diminish. If the value of our brand image is diminished or if our brands do not continue to be attractive to guests and franchisees, our business and results of operations may be materially and adversely affected.

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

On February 1, 2013, China’s initial personal data protection guidelines, the Guidelines for Personal Information Protection in Information Security Technology Public and Commercial Service Systems, became effective, which guidelines set forth detailed requirements as to the protection of personal information and data collection, data processing, data transfer and data creation. Although these guidelines are voluntary and non-binding, we are advised by our PRC counsel that, going forward, further regulatory oversight of data privacy in China is expected. In addition, Amendment 7 to the PRC Criminal Law prohibits institutions, companies and their employees in the telecommunications and other industries from selling or otherwise illegally disclosing a PRC citizen’s personal information obtained during the course of performing their duties or providing services, or obtaining such information through theft or other illegal means. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cybersecurity Law of the PRC, which became effective on June 1, 2017. On October 28, 2025 the Cybersecurity Law of the PRC was revised and took effect on January 1, 2026. On August 20, 2021, the Standing Committee of the PRC National People’s Congress issued the Personal Information Protection Law of the PRC, which became effective on November 11, 2021. Pursuant to such law, providers of network products and services shall maintain the security of their products and services and shall comply with provisions regarding the protection of personal information as stipulated under relevant laws and regulations. Moreover, the Provisions on Protection of Personal Information of Telecommunication and Internet Users specifically regulates the collection, use, disclosure and security of personal information. Complying with these PRC laws and regulations may cause us to incur substantial costs or require us to change our business practices.

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

Our brand, trade name, trademarks and other intellectual property are critical to our success. The success of our business depends in part upon our continued ability to use our brands, trade names and trademarks to increase brand awareness and to further develop our brands. As of December 31, 2025, we had a total of 727 trademarks, 75 software registration certificates, and 3 copyright registered in China. The expiration dates of our trademarks fall between 2025 and 2034. Once the ten-year term of our registered trademarks has expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. If we are unable to renew one or more trademark registrations, our ability to use such trademarks could be impaired, and our business and results of operations could be materially and adversely affected.

Furthermore, the unauthorized reproduction or infringement of our trade name or trademarks or other intellectual property could diminish the value of our brand and its market acceptance, competitive advantage or goodwill. For example, our proprietary operational IT system, which has not been patented, copyrighted or otherwise registered as our intellectual property, is a key component of our competitive advantage and our growth strategy. As of December 31, 2025, we have received and maintained 75 software registration certificates for certain of our proprietary information and operational systems including our Central Reservation System (CRS), Property Management System (PMS) and certain other quality control systems. Although we have been granted software registration certificates in respect of some of our proprietary information and operational systems, these systems could be infringed upon by third parties, which may adversely affect our business, financial condition and results of operations. Because the protection of a company’s intellectual property provided under PRC laws and regulations is less than that afforded under United States laws and regulations, the measures we take to protect our brands, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. Furthermore, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. If we are unable to adequately protect our brands, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. For example, in order to protect our brands, in the past we have filed lawsuits against certain hotel operators which had alleged to be our franchised-and-managed hotels but have not entered into any agreements with us.

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

We have been, and may in the future be, a party to litigation and other proceedings filed by or against us, including actions relating to, among others, property lease, franchise agreements with our franchisees, infringement of our brands, employment-related disputes, personal injury, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. Various disputes in connection with the properties we lease or with the franchise agreements may occur from time to time, which may cause our hotel or restaurant operations to be affected or in the worst-case scenario, to be ceased. For example, as of December 31, 2025, we had 1 pending legal proceedings in connection with the leased hotel properties, we had 18 disputes in relation to the loan we had made to third parties including our franchisees, and other entities with which we have a business relationship or strategic cooperation and 37 pending legal proceedings in connection with franchised-and-managed hotels (most of them are terminated franchised-and-managed hotels). Furthermore, in the legal proceedings we are involved in, the plaintiffs may apply for asset freezing orders against us. As of December 31, 2025, our funds in several accounts of our hotels had been frozen, with the total frozen amount being approximately RMB6.9 million. For the catering sector, as of December 31, 2025, there were 20 pending lawsuits (most of them are labor and franchising related disputes). As of December 31, 2025, our funds in several accounts of our hotels had been frozen, with the total frozen amount being approximately RMB 305,590.00. In addition, the research and examinations that we conduct on both the hotel or restaurant properties and the potential franchisees before entering into franchise agreements, may not be sufficient for us to identify all relevant information. As a result, we may be in dispute with our franchisees, which may result in litigation filed by or against us. See “Our Business — Legal Proceedings.”

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

As an operator and manager of our leased hotel and restaurant properties, we are subject to a number of land- and property-related legal requirements. For instance, under PRC law, all lease agreements are required to be registered with the local land and real estate administration bureau. Our standard lease agreement generally requires the lessor to make such registrations. However, as of December 31, 2025, because our lessors failed or were reluctant to provide necessary documents for us to register the leases, 54 lessors of our leased-and-operated hotels and restaurants had not obtained registrations of their leases from the relevant authorities as required despite our repeated requests to these lessors to obtain registrations, as required under our lease agreements with them. In addition, based on the specific land use right certificates and property ownership certificates held by some of our lessors of the leased-and-operated hotels and restaurants, approximately half of the hotel properties we own or lease and operate are restricted to industrial and other uses, rather than qualified for hotel or restaurant operational use. The failure of these 54 lessors to register lease agreements as required by law or to ensure that the hotel or restaurant properties are operated in compliance with their designated use may subject these lessors or us to fines or other penalties in the amount of up to RMB10,000 for each hotel or restaurant property or approximately RMB540,000 in aggregate, which may negatively affect our ability to operate the hotels and restaurants covered under those leases.

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

For example, during the past three years, approximately 18.4% of our room nights were booked through OTAs to whom we pay agency fees for such services. If we were to have a dispute with an OTA, the volume of our room inventory booked through such OTA may decline, or the OTA may block reservations of our rooms or remove our hotels from their website entirely, pending resolution of the dispute. As a result, our business and results of operations may be adversely affected.

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

In 2023, 2024 and 2025, approximately 18.4% of our room nights were booked through OTAs to whom we pay commissions for such services. If these intermediaries and consolidators become the primary channel through which our guests make their bookings, they may be able to negotiate higher commissions, reduced room rates, or other significant concessions from us. The operations of these travel intermediaries and consolidators may adversely affect our ability to control the supply and price of our room inventory, which would in turn adversely affect our margins and profitability.

We are a “controlled company” within the meaning of the NYSE Listed Company Manual.

GTI beneficially owns 85.6% of our Class A ordinary shares, 100% of our Class B ordinary shares and 94.4% of the aggregate voting power of our total issued and outstanding share capital. The voting power of our company owned by GTI is indirectly owned by Mr. Alex S. Xu, our founder, chairman and chief executive officer, as he owns 54.7% of voting power of GTI, which entitles Mr. Alex S. Xu to nominate or replace all directors of GTI, and determine how GTI exercises the voting power in our company. As long as GTI or Mr. Alex S. Xu owns at least 50% of the voting power of our company, we will be a “controlled company” as defined under the NYSE Listed Company Manual. For so long as we remain a controlled company under that definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors, although we have no current intention to rely on the controlled company exemption. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Potential material weakness that may be identified in the future. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.

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

In March 2023, we completed our acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China, from GTI, our controlling shareholder. See “Item 4. Information on the Company—A. History and Development of the Company—Acquisition of Da Niang Dumplings and Bellagio.” Despite a significant decline in our restaurant business, we expect it to continue generating a material share of our revenues going forward, which involves risks and uncertainties that differ from our hotel business. Risks and uncertainties related to the restaurant business operated by Da Niang Dumplings and Bellagio include, but are not limited to, the following:

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

In the future we may grant additional options or other share-based awards, which could result in our incurring and recognizing a substantial amount of share-based compensation expenses.

Pursuant to our 2018 share incentive plan adopted in January 2018, we may grant options to purchase our Class A ordinary shares. As of December 31, 2025, we had outstanding options with respect to 940,500 Class A ordinary shares that have been granted to our employees, directors and consultants under the 2018 share incentive plan. In the future we may grant to our employees additional options or other share-based awards. As a result, we could incur and recognize a substantial amount of share-based compensation expenses, which may have an adverse effect on our financial condition and liquidity position.

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

In January 2019, our board of directors declared a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS, and we paid such dividend in full in February 2019. In January 2019, we also announced plans to pay a cash dividend of US$0.20 per ordinary share per year in the near future if there is no immediate cash need for our growth or merger and acquisition opportunities. However, our board of directors has discretion as to whether to distribute any future dividends, subject to certain requirements of Cayman Islands law. In December 2019, we declared a cash dividend of US$0.25 per ordinary share, or US$0.25 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 24, 2019 were entitled to such cash dividend, and we paid such dividend in full in January 2020. In December 2021, we declared a cash dividend of US$0.55 per ordinary share, or US$0.55 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 31, 2021 were entitled to such cash dividend, and we paid such dividend in full in January 2022. In August 2024, we declared a cash dividend of US$0.10 per ordinary share, or US$0.10 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on September 30, 2024 were entitled to such cash dividend, and we paid such dividend in full in October 2024. In September 2024, we declared a cash dividend of US$0.06 per ordinary share, or US$0.06 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on October 31, 2025 were entitled to such cash dividend, and we paid such dividend in full in November 2025. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, may depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales of our ADSs, or other equity or equity-linked securities in the public market, or the perception that these sales could occur, could cause the price of our ADSs to decline.

Additional sales of our ADSs, or other equity or equity-linked securities in the public market after our initial public offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2025, we had 100,897,325 ordinary shares outstanding including 34,762,909 Class B ordinary shares and 66,366,641 Class A ordinary shares, of which 9,545,116 Class A ordinary shares are represented by ADSs. All Class A ordinary shares represented by ADSs are freely transferable without restriction or additional registration under the Securities Act. The 34,762,909 Class B ordinary shares and 56,589,300 Class A ordinary shares held by our existing shareholders are available for sale, subject to volume and other restrictions as applicable under Rule 144 and 701 under the Securities Act.

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

As a foreign private issuer in the U.S., we are exempt from, among other things, the rules prescribing the furnishing and content of proxy statements under the Exchange Act and the rules relating to selective disclosure of material nonpublic information under Regulation FD under the Exchange Act. In addition, our executive officers, directors and principal shareholders are exempt from the short-swing profit and recovery provisions contained in Section 16 of the Exchange Act. In addition to annual reports with audited financial statements, such domestic U.S. companies are required to file quarterly reports with the SEC that include interim financial statements reviewed by an independent registered public accounting firm and certified by the company’s principal executive and financial officers. By contrast, as a foreign private issuer, we are not required under the Exchange Act to file such reports with the SEC or to provide quarterly certifications by our principal executive and financial officers. As a result, holders of our ADSs may be afforded less protection than they would under the Exchange Act rules applicable to domestic U.S. companies.

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

We believe there is a significant risk that we were a passive foreign investment company, or PFIC, for our 2025 taxable year, and we may be classified as a PFIC in the current and future taxable years, which could result in adverse U.S. tax consequences to U.S. investors.

The determination of whether or not we are a PFIC is made on an annual basis and will depend on the nature and composition of our income and assets from time to time. Specifically, for any taxable year, we will be classified as a PFIC for U.S. federal income tax purposes if, after applying certain look-through rules, either (i) 75% or more of our gross income in that taxable year is passive income or (ii) at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person), as well as gains from the sale of assets (such as stock) that produce passive income, foreign currency gains, and certain other categories of income. In addition, cash and other assets readily convertible into cash are generally considered passive assets.

Based on the nature and composition of our income and assets, and the value of our assets, including goodwill, we believe there is a significant risk that we were a PFIC for our 2025 taxable year. In addition, we may be classified as a PFIC in the current and future taxable years. For these purposes, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change and has been volatile. In particular, recent decreases in in the market value of our ADSs have contributed to the significant risk that we were a PFIC for our 2025 taxable year. Any further decrease in the market value of our ADSs may increase the risk that we will be a PFIC in the current or any future taxable year.

If we are a PFIC for any taxable year during which you hold our ADSs or Class A ordinary shares, our PFIC status could result in adverse U.S. federal income tax consequences to you if you are a U.S. Holder, as defined under “Item 10. Additional Information — E. Taxation — Material U.S. Federal Income Tax Considerations.” For example, if we are a PFIC, you may become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. See “Item 10. Additional Information — E. Taxation — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company.” There can be no assurance that we will not be a PFIC for our current or any future taxable year.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three (3) votes per share on all matters subject to vote at general meetings of the Company. Our existing shareholder GTI holds 56,589,300 Class A ordinary shares and all 34,762,909 Class B ordinary shares. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, and Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting rights attached to shares in these two classes, GTI owns approximately 94.4% of the total voting power of our issued and outstanding ordinary shares. Mr. Alex S. Xu, our founder, chairman and chief executive officer, by virtue of this 54.7% voting power of GTI, which entitles Mr. Alex S. Xu to nominate or replace all directors of GTI, and determine how GTI exercises the voting power in our company, is considered to beneficially own the shares held by GTI. As a result, Mr. Alex S. Xu has significant voting rights over matters requiring shareholders’ approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

GreenTree Hospitality Group Ltd., or GreenTree Hospitality, was incorporated in October 2017 as a wholly-owned subsidiary of GTI. In November 2017, GreenTree Hospitality issued 48,635,251 Class A ordinary shares and 42,716,957 Class B ordinary shares to GTI in exchange for the entire share capital of GreenTree Samoa then held by GTI. On March 11, 2018, we redesignated 7,954,048 of our Class B ordinary shares as Class A ordinary shares. As of December 31, 2025, 85.6%of our Class A ordinary shares and 100% of our Class B ordinary shares were owned by GTI, our parent company.

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

Hotel Business

We have the strong direct sales channels coupled with an established membership program. We achieved more than 95% of franchised-and-managed hotels in our hotel network as early as 2013, and currently operate with 99% of franchised-and-managed hotels in our network. Our pure play franchised model allows us to expand rapidly in an asset-light manner and have brought us substantial financial performance in terms of profitability, return on investments and success to our franchisees.

As of December 31, 2024, our nationwide hotel network consisted of 4,580 hotels with 327,060 rooms in China, covering all four centrally-administrated municipalities and 355 cities throughout all 31 provinces and autonomous regions in China, as well as an additional 1,260 hotels that were contracted for or under development. We operate one of the fastest growing hotel networks in China – from 2012 to 2025, we grew from 792 to 4,580 hotels at a CAGR of 14.5%. Rooted in China’s hospitality market with the largest addressable market, we are well positioned as a market leader to capture the robust momentum in China’s economic growth and growing consumer demand for value-for-money options. Our strong presence in China’s thriving Tier 3 and lower cities also presents substantial expansion opportunities for a market leader like us to capture the growth opportunities in China’s booming hospitality industry and further enhance our profitability.

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

●	A highly effective and scalable franchise management system, which empowers our franchisees and enables us to grow rapidly. This system effectively manages the full life cycle of a franchised hotel with a high degree of standardization, and ensures quality service to be consistently delivered to our guests. Through our franchise management system, we guide and hand-hold our franchisees every step of the process, starting from new project initiation and planning, site selection, decoration, procurement, hotel opening preparation, daily operation, quality inspection to hotel closure. Our strong and supportive franchise system enables our franchisees to generate highly attractive investment returns, which we believe is both a strong attraction for potential franchisees and a strong incentive for existing franchisees to open multiple hotels.

●	Strong direct sales channels coupled with an established membership program. We have successfully built up a set of strong direct sales channels, and are able to sell a predominant proportion of our room night through our strong direct sales channels comprising our website, mobile apps, WeChat mini-program and reservation functions embedded in a number of popular apps. During the past three years, we sold approximately 81.6% of our room nights through our direct sales channels, while OTAs contributed approximately 18.4% % of our room nights. We have also accumulated a vast base of loyal individual members and corporate members. Our loyal individual members increased with a CAGR of approximately 31.6% from approximately 1.8 million members as of December 31, 2010. As of December 31, 2025, we had approximately 2.3 million corporate members and 111.1 million individual members, who have registered with us and enjoy a range of different benefits, including discounts on room rates and priority in making hotel reservations. In 2023, 2024 and 2025, our corporate members and loyal members booked 75.2%, 72.0% and 72%, respectively, of room nights in our hotel network. Our strong direct sales channels, coupled with an established membership program, effectively deliver large volumes of guests with reduced sales and marketing expenses and enhance customer loyalty.

●	A suite of state-of-the-art technologies and tools. We have developed an industry-leading, proprietary technology infrastructure that optimizes franchisee operations, enhances customer experience, increases our management efficiency, and supports our fast growth. We have developed a series of tools/technologies to improve the efficiency of our internal operations, to support franchisee/hotel level operations, and to improve guest satisfaction from booking until check-out.

Our Hotel Network

We provide guests at each of our different brands of hotels with conveniently-located, clean, comfortable and quality accommodations at competitive prices. We cater primarily to the needs of value- and quality-conscious business travelers and leisure travelers.

As of December 31, 2025, our overall hotel network consisted of 4,580 hotels with 327,060 rooms in operation covering 355 cities in China, and an additional 1,260 hotels with 87,540 rooms that were contracted for or under development. Out of those 1,260 hotels, 931 hotels were contracted for, and the remaining 329 hotels were under development.

The following map depicts the geographic coverage of our hotel network as of December 31, 2025.

We expand into a new city if it meets our selection criteria, especially potential for economic growth, geographic location and affordability of long-term rent. Firstly, as a result of one of our strategies to build a dense network of hotels in the most affluent regions in China with high growth potential, 44.0% of our hotels were located in the Greater Yangtze River Delta region, while 9.6% of our hotels were located in Beijing/Tianjin/Hebei province as of December 31, 2023,2895. Within these regions, we select locations to achieve a balanced rental rate and RevPAR, thereby ensuring attractive returns for our franchisees. Secondly, we continuously penetrated into Tier 3 and lower cities to capture the robust growth and growing consumer demand. As of December 31, 2025, 420 of our 4,580 hotels were located in Tier 1 cities (9.2%), 959 in Tier 2 cities (20.9%) and 3,201 in other cities (69.9%). Furthermore, we will accelerate our expansion into the mid-scale to business and mid-to-up-scale markets in central China, southeast China and southwest China. We will put additional effort and build up flagship hotels in Tier 1 and Tier 2 cities with strategic positions around transportation hubs, central business districts, or government centers.

The following table sets forth a breakdown by geographic locations of our hotels as of December 31, 2025.

			Contracted
			for or under
			Development	Contracted
	Franchised-	Leased-and-	Franchised-	Leased-and-
	and-managed	operated	and- managed	Operated
City	Hotels	Hotels	Hotels	Hotels	Total
Shanghai Municipality and 61 cities in Jiangsu, Zhejiang and Anhui Provinces	1,994	23	397	3	2,417
Beijing, Tianjin Municipalities and Hebei Province	439	2	115	—	556
Other cities	2,102	20	741	4	2,867
Total	4,535	45	1,253	7	5,840

The following table sets forth a breakdown of locations of our hotels by Tier 1, Tier 2, Tier 3 and lower cities as of December 31, 2025.

			Contracted
			for or under
			Development	Contracted
	Franchised-	Leased-and-	Franchised-	Leased-and-
	and-managed	operated	and- managed	Operated
City	Hotels	Hotels	Hotels	Hotels	Total
Tier 1 cities	402	18	65	2	487
Tier 2 cities	942	17	271	1	1,231
Tier 3 and lower cities	3,191	10	917	4	4,122
Total	4,535	45	1,253	7	5,840

The following table sets forth a breakdown of the number of our hotels in operation by operational model as of December 31, 2025.

		Number of	Number of	Average
	Total	Hotels Opened	Hotels Opened	Number of	Typical
	Number of	for Over Six	for Less than	Rooms per	Lease/Franchise
	Hotels	Months	Six Months	Hotel	Term
Franchised-and-managed hotels
GreenTree Eastern	259	247	12	92	10 – 20 years
Gem	115	111	4	82	10 – 20 years
Gya	74	70	4	81	10 – 20 years
Vx	106	102	4	80	10 – 20 years
Deep Sleep Hotel (无眠酒店)	7	6	1	69	10 – 20 years
GreenTree Inn	2,377	2,334	43	75	10 – 20 years
GT Alliance	495	485	10	63	10 – 20 years
GreenTree Apartment	28	28	—	59	10 – 20 years
Vatica	105	105	—	65	10 – 20 years
Shell	969	935	34	41	5 years
Leased-and-operated hotels
GreenTree Eastern	13	12	1	136	10 – 20 years
Gem	3	3	—	136	10 – 20 years
Gya	2	2	—	131	10 – 20 years
Vx	4	4	—	125	10 – 20 years
Deep Sleep Hotel (无眠酒店)	2	—	2	91	10 – 20 years
GreenTree Inn	17	16	1	199	10 – 20 years
GT Alliance	3	2	1	67	10 – 20 years
GreenTree Apartment	1	1	—	106	10 – 20 years

Franchised-and-managed hotels. As of December 31, 2025, we had 4,535 franchised-and-managed hotels, accounting for 99% of all of our hotels in operation. For our franchised-and-managed hotels, we license our relevant brand to property owners, lessors or existing hotel operators who become our franchisees, and we give the franchisees the right to use our brand name, logo, operating manuals and procedures. We generate revenue from collecting an initial franchise fee and a percentage of revenue in each period without franchisees’ loss. Hotels under the franchised-and-managed business model will be converted in accordance with our brand standard, including conforming the hotel property to the standard design and layout of the corresponding brand offering under our supervision, becoming integrated into our central reservation system and hotel management IT system, being staffed with well-trained general managers and other managerial personnel and being included in our consumable goods procurement system. This conversion progress ensures our ability to provide services of consistent quality to our hotel guests.

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

Leased-and-operated Hotels. As of December 31, 2025, we had 45 leased-and-operated hotels, accounting for 1% of all of our hotels then in operation. For all but five of our leased-and-operated hotels, we lease properties from property owners or lessors and we are responsible for all costs of construction, ongoing maintenance and repairs in connection with converting the property to conform to the standards of our brands and all hotel operating expenses. Rent is generally paid on a quarterly or semiannual basis. Our typical lease term ranges from 5 to 20 years with an initial three- to six-month rent-free period. Upon a lease’s expiry, we generally have the right to remove and dispose of any removable facilities, equipment and appliances, while leasehold improvements and fixtures will be kept by the real estate owner or lessor. Our leases typically contain a penalty for early termination that is equal to double the daily rent times the number of days remaining on the lease. In addition, our lessors are typically required to notify us in advance if they intend to sell or dispose of the subject property, in which case we have a preemptive right to purchase the property on conditions and terms equivalent to those being offered by the lessor.

Hotel Performance

The following table presents certain selected operating data as of and for the dates and periods indicated. Our revenues have been and will continue to be significantly affected by these operating measures which are widely used in the hospitality industry.

	As of December 31,
	2023	2024	2025
Total hotels in operation:
Franchised-and-managed hotels	4,173	4,370	4,535
GreenTree Eastern	218	247	259
Gem	66	100	115
Gya	68	71	74
Vx	86	99	106
Deep Sleep Hotel	4	5	7
GreenTree Inns	2,253	2,319	2,377
GT Alliance	560	503	495
GreenTree Apartment	19	23	28
Vatica	110	109	105
Shell	789	894	969
Leased-and-operated hotels	65	55	45
GreenTree Eastern	15	14	13
Gem	5	5	3
Gya	3	3	2
Vx	6	6	4
Deep Sleep Hotel	3	3	2
GreenTree Inns	24	21	17
GT Alliance	8	2	3
GreenTree Apartment	1	1	1
Total	4,238	4,425	4,580
Total rooms:
Franchised-and-managed hotels	302,177	315,018	321,930
GreenTree Eastern	22,451	24,359	26,131
Gem	5,751	8,845	10,392
Gya	5,581	5,837	6,122
Vx	7,304	8,343	8,614
Deep Sleep Hotel	285	361	523
GreenTree Inns	178,409	181,345	184,530
GT Alliance	39,483	37,472	32,115
GreenTree Apartment	1,201	1,438	1,653
Vatica	7,805	7,683	7,343
Shell	33,907	39,335	44,507
Leased-and-operated hotels	7,318	6,264	5,130
GreenTree Eastern	2,271	2,046	1,906
Gem	541	541	354
Gya	318	318	238
VX	737	750	513
Deep Sleep Hotel	249	249	187
GreenTree Inns	2,444	2,094	1,655
GT Alliance	651	159	170
GreenTree Apartment	107	107	107
Total	309,495	321,282	327,060

.	For the Year Ended December 31,
	2023	2024	2025
Occupancy rate (as a percentage)(1)
Franchised-and-managed hotels	75.9%	71.6%	69.2%
GreenTree Eastern	71.8%	67.7%	64.0%
Gem	66.0%	57.2%	59.1%
Gya	72.8%	65.1%	70.1%
Vx	74.8%	65.2%	70.0%
Deep Sleep Hotel	76.1%	72.4%	66.5%
GreenTree Inns	78.1%	74.7%	72.1%
GT Alliance	71.7%	67.1%	63.6%
GreenTree Apartment	33.0%	31.2%	28.5%
Vatica	74.9%	69.7%	63.5%
Shell	71.4%	65.6%	63.6%
Leased-and-operated hotels	70.9%	70.1%	75.5%
GreenTree Eastern	69.6%	69.6%	61.7%
Gem	60.8%	66.3%	85.6%
Gya	65.8%	66.5%	73.6%
Vx	64.9%	67.0%	82.6%
Deep Sleep Hotel	76.3%	71.2%	74.5%
GreenTree Inns	76.7%	72.4%	84.5%
GT Alliance	69.8%	72.7%	61.8%
GreenTree Apartment	68.6%	82.7%	85.1%
Total hotels in operation	75.8%	71.6%	69.4%

Average daily rate (in RMB)
Franchised-and-managed hotels	178	172	163
GreenTree Eastern	231	219	204
Gem	210	198	181
Gya	215	195	180
Vx	204	191	179
Deep Sleep Hotel	267	205	191
GreenTree Inns	176	171	162
GT Alliance	179	170	155
GreenTree Apartment	135	134	125
Vatica	158	153	135
Shell	144	139	133
Leased-and-operated hotels	250	251	246
GreenTree Eastern	285	284	279
Gem	311	306	301
Gya	284	245	230
Vx	264	250	230
Deep Sleep Hotel	263	261	273
GreenTree Inns	229	225	227
GT Alliance	201	214	193
GreenTree Apartment	73	96	104
Total hotels in operation	180	174	165

RevPAR (in RMB)
Franchised-and-managed hotels	135	123	113
GreenTree Eastern	166	148	131
Gem	138	114	107
Gya	156	127	126
Vx	153	125	125
Deep Sleep Hotel	203	148	127
GreenTree Inns	138	128	117
GT Alliance	128	114	99
GreenTree Apartment	44	42	36
Vatica	118	107	86
Shell	103	91	85
Leased-and-operated hotels	177	176	186
GreenTree Eastern	198	163	172
Gem	189	203	257
Gya	187	163	169
Vx	171	167	190
Deep Sleep Hotel	201	186	203
GreenTree Inns	175	148	192
GT Alliance	140	156	120
GreenTree Apartment	50	79	108
Total hotels in operation	137	125	114

(1)	Based on number of available rooms.

Our Brands

	Brands	Number of hotels in operation as of December 31, 2025	Number of hotels contracted for or under development as of December 31, 2025
Business to Mid-to-up-scale	GreenTree Eastern	272	157
	Gem, Gya and Vx	304	137
	Deep Sleep Hotel	9	5
Mid-scale	GreenTree Inns	2,394	392
	GT Alliance	498	186
	GreenTree Apartment	29	29
	Vatica	105	14
Economy	Shell	969	340
Total		4,580	1,260

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

We have accumulated a strong base of loyal hotel guests, including over 2.3million corporate members and approximately 111.1 million individual members as of December 31, 2025. In 2023, 2024 and 2025, our corporate members and individual members booked approximately 72.0%, 72.0% and 72.0%, respectively, of room nights in our hotel network. In addition, approximately 57.0% of our individual members are between the ages of 20 and 40, which represents the youthful core of our loyal guest community whose spending power is expected to grow in years to come. The following table shows the breakdown of our membership by age:

Age Group
Age 21 to 30	19%
Age 31 to 40	38%
Age 41 to 50	28%
Others	15%

Our loyal membership program increases membership retention rate, enhances members’ loyalty and commitment to our services and encourages individual members and corporate members to repeatedly use our central reservation system as well as other membership services, substantially keeping our low dependence on third party reservation channels. During the past three years, we sold approximately 81.6% of our room nights through our direct sales channels, while OTAs contributed approximately 18.4% of our room nights. The extensive network of individual members and corporate members provides us with a stable base of repeat guests, which is in turn an attractive marketing message to potential franchisees.

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

Market and Hotel Selection Criteria

We seek franchised-and-managed or leased-and-operated properties that meet the following general market and specific hotel criteria:

General Market Criteria. We follow a return-driven approach in selecting hotel locations. We focus on cities that are approaching, or have already entered into, periods of significant economic growth. Such cities generally show growth in certain business segments as measured by employment opportunities, population growth rates, tourism and convention activities, air traffic volume, local commercial real estate occupancy, and retail sales volume. Cities that exhibit growth in these areas typically have strong demand for hotel facilities and services. Cities which we target include provincial capitals, national economic centers, special economic zones, urban tourist destinations and regional transportation hubs. As a result of one of our strategies to build a dense network of hotels in the most affluent region in China with high growth potential, 44% of our hotels were located in the Greater Yangtze River Delta region, while 9.6% of our hotels were located in Beijing/Tianjin/Hebei region as of December 31, 2025. Meanwhile, as China continues to develop its high-speed rail networks and more enterprises move from coastal cities to inland cities, we are placing greater emphasis on expanding our operations in Tier 3 and lower cities. We select locations that will help us achieve a balanced rental rate and RevPAR, many of which are located in Tier 3 and lower cities, thereby ensuring more attractive returns for our franchisees. Furthermore, we will accelerate our expansion into the mid-scale to business and mid-to-up-scale markets in Tier 1 and Tier 2 cities, where we also follow this return-driven approach.

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

Hotel Development Team. Our hotel development team consisted of 118 members as of December 31, 2025, many of whom have over two years of experience in real estate development and construction. As of the same date, our hotel development team was led by 21 managers. Each regional manager has in-depth knowledge of the target markets in the specific region, and draws on local knowledge to supervise the identification, evaluation and selection of suitable hotel properties by our business development employees.

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

GreenTree Academy and e-Learning Program. GreenTree Academy formed in 2006, is our internal hotel management school. Each of our general manager candidates is required to complete a one-month training program through the GreenTree Academy. The first stage of this training program is classroom study, and the second stage is on-site training conducted at one of our hotels. The classroom study features live lectures covering hotel operation and management skills. The on-site training provides our general manager candidates with an opportunity to apply all of the skills they have learned and to gain a better understanding of our GreenTree Inns standards, our guest-focused and our service-oriented philosophy. Trainers and professors for our GreenTree Academy are invited from our own senior management team and outside professionals in the hospitality industry. In addition to cultivating our general manager candidates, our GreenTree Academy also is responsible for delivering training to our new hotel employees and regional general managers, each course program with different focuses. Our GreenTree Academy supervises and assists the general manager of each hotel to conduct weekly training for hotel employees at various levels. The GreenTree Academy coordinates to compile and disseminate training materials, monitors progress and assesses training results. We currently have 18 dedicated staff to organize and coordinate the training activities delivered by the GreenTree Academy . In addition, we also have an e-Learning Program in place through which all training materials are organized and uploaded to our internal website. Through our e-Learning Program, all valuable knowledge and experience are preserved and accumulated and can be broadly shared and conveniently referred to by our employees. In order to be granted a promotion, hotel employees either on our payroll or the payrolls of our franchisees need to complete certain GreenTree Academy and/or e-Learning Program modules and pass exams relevant to their desired job role.

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

Central Reservation System (CRS)

Our central reservation system, or CRS, is our primary information collection and distribution platform, which is operated by our team of IT specialists based in Shanghai. Our hotel rooms may be reserved through multiple channels, including our reservation mobile applications and website, our 24-hour toll-free call center, our WeChat mini-program, each hotel’s front desk, as well as third-party hotel reservation agents and OTAs such as Meituan, eLong, Qunar, Alitrip, Booking, Expedia and Agoda. A predominant proportion of our room night sales was generated from our strong direct sales channels comprising our website and mobile app. In 2023, 2024and 2025, approximately 81.6 % of the room nights in our hotel network were sold through our direct sales channels, while OTAs contributed approximately 18.4% of our room nights.

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

Sales and Marketing

Franchisees

We intend to continue expanding our hotel network primarily through our franchised-and-managed model. Our business development team utilizes our brand names and our national presence to engage with potential franchisees and to compete with other economy and mid-scale hotel as well as mid-to-up-scale networks. We aim to share our business philosophy with potential franchisees and emphasize the consistency of our services. We emphasize the benefits of affiliating with our brands, our commitment to improving hotel profitability, our proprietary operations system, our training and support program and our extensive network of corporate members and individual members. Our objective is to grow our franchise base by continuing to promote our brands. We also encourage franchisees to operate multiple hotels under our brand by offering volume discounts on franchise management fees to franchisees who open multiple hotels under our brand within a certain period of time. We do not, however, encourage franchisees to open too many hotels simultaneously to ensure that their existing hotel operations receive due attention and that our guests enjoy the consistent quality services they deserve. As of December 31, 2025, we had 528 franchisees who repeatedly opened hotels with a total number of 1,170 hotels under our brands. When we spot new hotel development opportunities, we offer these prime opportunities to existing franchisees, developers of hotels, owners of independent hotels and motels, and owners of hotels affiliated with other economy and mid-scale hotel as well as mid-to-up-scale chains on a priority basis. We believe that this practice will enhance trust between us and existing and potential franchisees and may effectively increase our ability to convert such development opportunities into hotels under our franchised-and-managed model.

Guests

Our guest sales and marketing efforts target individual business and leisure travelers. Despite our growing number of international guests, our guests are primarily PRC citizens. As of December 31, 2025, approximately 96.2 % of our guests were intra-Asia travelers. Our marketing and advertising efforts also include outdoor advertisements such as billboards and signs, advertisements and materials at our hotels, promotional materials sent to our members, television, Internet and radio advertising, advertising on high-speed rail networks, print advertising in consumer media and at promotional events, special holiday promotions, co-marketing activities, and cooperation with popular Internet social platforms. The focus of our marketing and advertising programs is to promote the core characteristics of our brands — comfort, quality, value and convenience. Our advertising campaigns encourage consumers to “just experience” our hotels and to contact us directly. Furthermore, by integrating with food and beverage’s joint customer loyalty programs, we benefited from the attraction of these chain restaurants, and providing our individual members with more options to redeem their membership points for food. We continued to roll out our food and beverage concept by branding food and beverage services into our hotels to turn them into profit centers and attract additional guests to our hotels. Regarding marketing, we are formulating joint marketing programs with several banks to attract local corporate clients and high-value business travelers.

Our Investments

Yibon

In April 2017, we purchased 30% of the equity interest in Yibon Hotel Group Co., Ltd., or Yibon, together with a group of investors that are not related to us. Yibon is a hotel operator focusing on the economy hotel segment in China. As of December 31, 2025, Yibon had 746 hotels with 42,560 rooms and 333 hotels in the pipeline with 21,112 rooms planned. In 2025, Yibon recorded a net loss, mainly due to decreases in both Leased-and-operated hotels and Franchised-and-managed hotels. Furthermore, holders of 70% of equity interest in Yibon Hotel Group Co., Ltd., or Yibon, have the right to exchange their equity interest in Yibon into our shares within a certain period after Yibon delivered a consolidated financial report for the year of 2019 audited by “big four” accounting firm in accordance with a formula using Yibon’s net profit achieved in the year of 2019 as calculation basis. Yibon recorded a net loss in 2019, and such holders were unable to exchange for our shares based on Yibon’s financial results of 2019. Besides, we have an option to require the original shareholder to redeem the 30% investment. In 2025, we entered into an agreement with the original shareholders, requiring they pay a stable amount for repurchasing our shares in Yibon. Our shares in Yibon will be transferred upon completion of their payment.

Employees

We had 2,523, 2,339 and 2,287 employees as of December 31, 2023, 2024 and 2025, respectively. None of our employees is represented by a labor union. As of December 31, 2025, out of our 2,287 employees, 476 were leased-and-operated hotel-based staff, 1,377 were franchised-and-managed hotel-based staff, 118 were investment and development staff, 78 were regional manager/operations staff, 3 was quality control staff, 11 were central reservation center staff, 18 were GreenTree Academy training staff and 206 were working at our headquarters offices. We believe that our employees are our company’s greatest resource and that developing and retaining a team of capable and motivated staff is critical to our success. We aim to hire managerial employees who possess backgrounds and experience in the hospitality industry and other services industries having an emphasis on addressing customers’ needs. We also recruit top graduates from highly-ranked universities that offer courses of study in hotel management. We require our employees to have at least a two-year associate’s degree. We aim to recruit, train and retain the best talent through a disciplined recruiting and training process while offering competitive performance-linked and KPI-driven career advancement and development opportunities.

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

Employees of Leased-and-Operated Hotels

As of December 31, 2025, we had 476 employees working for our leased-and-operated hotels. Two to three months in advance of a hotel’s opening, all of the hotel’s employees are required to complete formal training under the supervision of the hotel’s general manager and our human resources department. GreenTree Academy staff and our regional managers will conduct an inspection of the hotel’s quality after the conclusion of the training. For general managers, we have an additional two-month program to give them experience in each of our departments on a rotating basis to get further training. Some of these new hires will be selected and promoted to the position of duty manager, and outstanding trainees will quickly be promoted to the position of general manager. We have found this training program to be effective in initiating and motivating our new hires.

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

Intellectual Property

Our brand, trade names, trademarks, trade secrets and other intellectual property rights distinguish our technology platforms, services and products from those of our competitors. Our intellectual property contributes to our competitive advantage in the economy, mid-scale hotel and mid-to-up-scale segments of China’s hospitality industry. To protect our brand and other of our intellectual property rights, we rely on a combination of trademark, trade secret and copyright laws. We also impose confidentiality obligations on our employees, contractors and other persons who provide services to our company. As of December 31, 2025, we had a total of 727 trademarks, 75 software registration certificates and 3 copyright registered in China. The expiration dates of our trademarks fall between 2025 and 2034, including “GreenTree Inn.” Once the ten-year term of our registered trademarks has expired, we will be able to renew our trademark registrations for another ten years upon paying a renewal fee. We have registered our domain names, including 998.com, greentree.cn, greentree.com.cn and others, with the Internet Corporation for Assigned Names and Numbers, or ICANN.

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

Properties and Facilities

Our headquarters are located in Shanghai, China, where we lease approximately 3,916 square meters of office space.

Owned Properties

As of December 31, 2025, we owned 17 hotel properties having an aggregate gross floor area of 68,774 square meters. For more detailed information about the locations of our hotels, see “— Our Hotel Network.”

Leased Properties

As of December 31, 2025, we had leased a total of 36 properties, with 33 properties for hotel operations and three properties for other uses, such as headquarters and office premises. The gross floor area of our leased properties ranges from approximately 549 square meters to 46,175 square meters.

Legal Proceedings

We have been subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time, including actions relating to, among others, property lease, franchise agreements with our franchisees, infringement of our brand, employment-related disputes, personal injury, property damage or other harm resulting from acts or omissions by individuals or entities outside of our control, including franchisees and third-party property owners. Various disputes in connection with the properties we lease or with the franchise agreements may occur from time to time, which may cause our hotel operations to be affected or terminated in the worst-case scenario. As of December 31, 2025, we had 37 pending legal proceedings in connection with the franchised-and-managed hotels. We are the plaintiff in most of these cases. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We are subject to risks related to litigation filed by or against us, and adverse litigation results may harm our business and financial condition.”

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

Restaurant Business

In 2023, GreenTree completed its acquisition of Da Niang Dumplings and Bellagio, two leading restaurant chain businesses in China. Da Niang Dumplings is a leading quick service restaurant chain in China; Bellagio is a leading casual dining restaurant chain focusing on the Chinese market. Both restaurant brands focus on offering healthy and affordable fast food and casual dining services to mass consumers. Our restaurant business generated a combined revenue of about RMB186.2 million (US$26.6 million) in 2025.

Business operational data

Our restaurant business had 191 locations in 53 cities as of December 31, 2025. As of the same date, we had 15self-operated restaurants and 176 franchised restaurants. Our restaurants’ average daily sales per store decreased by 21.8% from 2024 to 2025.

We are committed to food quality and safety. We have implemented quality control measures that standardize food quality and safety in its supply chain and its restaurants. We conduct comprehensive food safety, quality and hygiene inspections. We devote significant staff resources to food quality and control, with over 3 designated staff directly responsible for food quality and safety.

Employees

Our restaurant business had 738, 518 and 323 employees as of December 31, 2023, 2024 and 2025, respectively. None of our restaurants’ employees is represented by a labor union. As of December 31, 2025, out of our restaurants’ 323 employees, 290 were self-operated restaurant-based staff and headquarter-based staff. We believe that our employees are our company’s greatest resource and that developing and retaining a team of capable and motivated staff is critical to our success. We require employees in our restaurants to have at least a two-year associate’s degree. We aim to recruit, train and retain the best talent through a disciplined recruiting and training process while offering competitive performance-linked and KPI-driven career advancement and development opportunities.

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

Regulations on Foreign Ownership

The Foreign Investment Law of the PRC enacted by the National People’s Congress, or the NPC, on March 15, 2019, and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, promulgated by the State Council, both of which became effective on January 1, 2020 replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the Company Law of PRC and the Partnership Enterprise Law of PRC. Foreign-invested enterprises established before the implementation of the Foreign Investment Law may retain the original business organization and so on within a five-year transition period which has expired on January 1, 2025, therefore, all such foreign-invested enterprises are required to adjust their organizational form, governance structure and operational practices in accordance with the Company Law of PRC and other applicable PRC laws (as the case may be).

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

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalogue, and the Special Administrative Measures (Negative List) for the Access of Foreign Investment, or the Negative List which were promulgated and are amended from time to time by the PRC Ministry of Commerce, or MOC, and the National Development and Reform Commission, or NDRC, and together with the Foreign Investment Law and their respective implementation rules and ancillary regulations. MOC and the NDRC promulgated the Catalogue of Industries for Encouraging Foreign Investment (2022 Version), on October 26, 2022, and the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 version), or the 2024 Negative List, on September 6, 2024, to replace the previous encouraging catalogue and negative list thereunder. The Negative List has been gradually shortened in recent years, reflecting further opening-up in manufacturing and certain service sectors

In addition to the negative list administration system, foreign investment in the PRC is subject to information reporting requirements, national security review procedures, and, where applicable, anti-monopoly review. Under the Measures on Reporting of Foreign Investment Information approved by MOC and the State Administration for Market Regulation, or SAMR, which came to effect on January 1, 2020, Foreign investors or foreign investment enterprises shall submit investment information through submission of initial reports, change reports, deregistration reports and annual reports to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System. Where a foreign investor or foreign-funded enterprise, in violation of the provisions of the present Law, fails to report the investment information as required to the foreign investment information report system, the competent department for commerce concerned shall order it to make corrections within a time limit; if it fails to do so within the prescribed time limit, a fine of not less than 100,000 yuan but not more than 500,000 yuan shall be imposed.

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

Regulations on Hotel Operation

In November 1987, the Ministry of Public Security issued the Measures for the Control of Security in the Hotel Industry, and in June 2004, the State Council promulgated the Decision of the State Council on Establishing Administrative License for the Administrative Examination and Approval Items Really Necessary To Be Retained, which was amended on August 25, 2016. On March 29, 2022, the State Council promulgated the Measures for the Control of Security in the Hotel Industry (2022 Revision), which later came into effect on May 1, 2022. Under these three regulations, anyone who applies to operate a hotel is subject to examination and approval by the State Administration for Market Regulation and must obtain a special industry permit from the local public security authority. The Measures for the Control of Security in the Hotel Industry impose certain security control obligations on the operators. For example, the hotel must examine the identification card of any guest to whom accommodation is provided and make an accurate registration. The hotel must also report to the local public security authority if it discovers anyone violating the law or behaving suspiciously or an offender wanted by the public security authority. In addition, a hotel operator is also required to comply with real-name registration requirements and to connect its accommodation management systems to the public security information network (commonly referred to as the “public security internet network system” or “公安联网系统”), through which guest identity verification and accommodation registration information are transmitted in real time to local public security authorities.

The Law of the PRC on Penalties for the Violation of Public Security Administration which was promulgated on October 26, 2012 and amended on June 27, 2025, has taken effective on January 1, 2026. Pursuant to the Measures for the Control of Security in the Hotel Industry, the Law of the PRC on Penalties for the Violation of Public Security Administration and relevant local regulations, operating a hotel business without having obtained a special industry license may subject the operator to detention of between 10 and 15 days and may also be fined not more than RMB5,000; or, if the circumstances are relatively minor, to detention of between 5 and 10 days or a fine of between RMB1,000 and RMB3,000. Operators of hotel businesses who failed to obtain the special industry license, or who obtained the special industry license but have violated applicable administrative regulations, may also be subject to orders to suspend or cease their operations, seal up or seizure of the premises, facilities, or property used exclusively for illegal business activities or confiscation of the illegal gains and may have their permit revoked. According to the regulations of certain cities/provinces, such as Jiangsu, operating a hotel business without having obtained a special industry license may be banned by relevant public security departments, confiscated illegal gains, illegally operated items, and tools and equipment directly used for illegal operations, and a fine ranging from RMB5,000 to RMB20,000 shall be imposed; if the circumstances are serious, they shall also be fined between RMB20,000 to RMB200,000. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — Failure to comply with government regulations relating to the leased-and-operated and franchised-and-managed business models, hospitality and restaurant industries, construction, fire prevention, food hygiene, safety and environmental protection could materially and adversely affect our business and results of operations.”

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

To further implement the Consumer Protection Law, the State Council promulgated the Implementing Regulations of the Law on the Protection of the Rights and Interests of Consumers (State Council Order No. 778) on March 15, 2024, which became effective on July 1, 2024 (the “Implementing Regulations”). The Implementing Regulations set out detailed obligations for business operators and strengthen consumer protection requirements, including prohibitions on the use of technical means to compel or covertly compel consumers to purchase goods or services, and restrictions on unfair differential pricing practices such as charging different prices or fees for identical goods or services under the same transaction conditions without the consumer’s knowledge (commonly referred to as “algorithmic price discrimination” or “big data price discrimination”). The Implementing Regulations also require operators to provide clear, prominent and explicit disclosures regarding automatic renewal services, strengthen compliance obligations in relation to prepaid consumption arrangements, and establish enhanced protections for vulnerable consumer groups, including minors and elderly consumers.

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

On June 1, 2017, the Cybersecurity Law of the People’s Republic of China promulgated in November, 2016 by SCNPC became effective. It was subsequently amended on October 28, 2025, with the amendments taking effect on January 1, 2026.This law also absorbed and restated the principles and requirements mentioned in the aforesaid decision and order, and further provides that, where an individual finds any network operator collects or uses his or her personal information in violation of the provisions of any law, regulation or the agreement of both parties, the individual shall be entitled to request the network operator to delete his or her personal information; if the individual finds that his or her personal information collected or stored by the network operator has any error, he or she shall be entitled to request the network operator to make corrections, and the network operator shall take measures to do so. Pursuant to this law, the violators may be subject to: (i) warning; (ii) confiscation of illegal gains and fines equal to 100% to 1,000% of the illegal gains; or if without illegal gains, fines up to RMB1,000,000; or (iii) an order to shut down the website, suspend the business operation for rectification, or revoke business license. Besides, responsible persons may be subject to fines between RMB10,000 and RMB100,000.

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

Regulations Relating to Internet Content and Information Security

The Administrative Measures on Internet Information Services (as amended on December 6, 2024, and effective from January 20, 2025) specifies that internet information services regarding news, publications, education, medical and health care, pharmacy and medical devices, among other things, are to be examined, approved and regulated by the relevant authorities. Internet information providers are prohibited from providing services beyond those included in the scope of their ICP licenses or filings. Furthermore, these measures clearly specify a list of prohibited content. Internet information providers are prohibited from producing, copying, publishing or distributing information that is humiliating or defamatory to others or that infringes the lawful rights and interests of others. Internet information providers that violate the prohibition may face criminal charges or administrative sanctions by the PRC authorities. Internet information providers must monitor and control the information posted on their websites. If any prohibited content is found, they must remove the offending content immediately, keep a record of it and report to the relevant authorities. Furthermore, in 2019, the CAC issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No. 5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content. Pursuant to the CAC Order No. 5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; or (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display. Internet information in China is also regulated and restricted from a national security standpoint. The SCNPC enacted the Decisions on Maintaining Internet Security, which may subject violators to criminal punishment in China for any effort to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. The Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. In addition, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law of the People’s Republic of China, or the Cyber Security Law, effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC (where such information and data have to be provided abroad for business purpose, subject to applicable laws and regulations, security assessment shall be conducted); and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes.

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

According to the Environmental Protection Law of the People’s Republic of China (which will be integrated into and superseded by the Ecological Environment Code effective August 15, 2026) promulgated by the SCNPC on December 26, 1989 and amended on April 24, 2014 and the Environmental Impact Assessment Law of the People’s Republic of China (which will also be integrated into the Ecological Environment Code) promulgated by the SCNPC on October 28, 2002 and most recently amended on December 29, 2018, respectively, the Regulations Governing Environmental Protection in Construction Projects promulgated by the State Council on November 29, 1998 and amended on July 16, 2017, hotels shall submit a Report on Environmental Impact Assessment and an Application Letter for Acceptance of Environmental Protection Facilities in Construction Projects to competent ecological and environmental authorities for approvals before commencing the operation. Pursuant to the Environmental Impact Assessment Law of the People’s Republic of China, any hotel failing to obtain the approval of an Environmental Impact Assessment may be ordered to cease construction, pay a fine of not less than 1% but not more than 5% of the total investment of the construction project on it, and be ordered restore to the original state, and the person directly responsible for the project may be subject to certain administrative penalties.

The Law of the People’s Republic of China on the Prevention and Control of Water Pollution first became effective on November 1, 1984 and was most recently amended on June 27, 2017 (which is also among those to be integrated into the Ecological Environment Code). The law applies to the prevention and control of pollution of rivers, lakes, canals, irrigation channels, reservoirs and other surface water bodies and groundwater within the PRC. According to the provisions of this Law and other relevant laws and regulations of the PRC, the Ministry of Environmental Protection and its local counterparts at or above county level shall take charge of the administration and supervision on the matters of prevention and control of water pollution.

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

Regulations on Internet Information Services

The Telecommunications Regulations of the People’s Republic of China (Revised in 2016) which took effect on February 6, 2016 and the Administrative Measures for Internet Information Services (Revised in 2024) which took effect on January 20, 2025 provide that anyone wishing to engage in the provision of commercial internet information services shall apply to the telecommunications administration authority of the province, autonomous region or municipality directly under the Central Government or the State Council’s department in charge of the information industry for an operating permit for value-added telecommunications services of internet information services.

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

The Regulations on the Administration of Network Data Security, or the Regulations, were formally promulgated by the State Council of the People's Republic of China on September 24, 2024 (State Council Order No. 790), and took effect on January 1, 2025. The Regulations further regulate Internet data processing activities, emphasize the supervision and management of network data security, and further stipulate the obligations of Internet platform operators, such as establishing data-related platform rules, privacy policies and algorithm policy disclosure systems. Specifically, the Regulations require data processors, including, (1) to take immediate remedial measures when they discover that the network products and services they use or provide have security deficiencies and vulnerabilities, or threaten national security or endanger the public interest; and (2) to follow a series of detailed requirements in processing personal information, managing important data and intending to provide data overseas. In addition, the Regulations require that data processors that process important data or data processors that go public overseas complete an annual data security assessment and submit a data security assessment report to the relevant regulatory authority. As required by the Regulations, such annual assessments include, but are not limited to, the processing of important data, the findings of Data security risks and disposal measures, effectiveness of data protection measures, implementation of national data security laws and regulations, data security incidents that have occurred and their disposal, and security assessments related to sharing and providing important data overseas.

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

On September 12, 2025, SAFE promulgated the Notice on Deepening the Reform of Cross-border Investment and Financing Foreign Exchange Management (SAFE Circular [2025] No. 43), introducing a comprehensive package of facilitation measures effective nationwide. Key reforms include:

(i) Cancellation of Foreign Direct Investment ("FDI") Preliminary Expense Basic Information Registration: Overseas investors can directly open preliminary expense accounts and remit funds at banks without prior registration.

(ii) Cancellation of FDI Enterprise Domestic Reinvestment Registration: FDI enterprises can use foreign exchange capital and its converted RMB funds for domestic reinvestment without the invested enterprise or equity transferor needing to undergo registration, provided the investment does not violate foreign investment access restrictions and is genuine and compliant. This policy, previously piloted in select regions, is now implemented nationwide.

(iii) Permission for FDI Foreign Exchange Profit Domestic Reinvestment: FDI enterprises can use legally generated foreign exchange profits within China, and overseas investors can use legally obtained foreign exchange profits, for domestic reinvestment.

(iv) Facilitation for Domestic Non-Enterprise Research Institutions to Receive Overseas Funds: Such institutions can handle foreign exchange registration and account opening by referencing FDI procedures. The "Ke Hui Tong" pilot policy is now expanded nationwide.

Furthermore, under Notice 43, the foreign exchange receipts under capital accounts of a domestic institution and the RMB funds obtained thereby from foreign exchange settlements may be used for expenditure under current accounts within its business scope or expenditure under capital accounts permitted by laws and regulations. However, they may not be used (i) directly or indirectly, for expenditure beyond the enterprise’s business scope or expenditure prohibited by laws and regulations of the state; (ii) unless otherwise specified, directly or indirectly, for investments in securities or other investments and wealth management activities, with the exception of wealth management products and structured deposits whose risk rating is not higher than level 2; (iii) for the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license. In addition, the RMB funds obtained thereby from foreign exchange settlements may not be used to repay RMB loans if the proceeds of such loans have not been fully used by the domestic institution, including a foreign-invested company.

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

Under STA Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to STA Public Notice 7, “PRC taxable assets” include assets attributed to an establishment in China, immovable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immovable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of STA Public Notice 7. If STA Public Notice 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with STA Public Notice 7 or to establish that the relevant transactions should not be taxed under STA Public Notice 7. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — It is unclear whether we will be considered as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC “resident enterprise” status, dividends paid to us by our PRC subsidiaries may be subject to PRC withholding tax or we may be subject to 25% PRC income tax on our worldwide income if we are considered as a PRC “resident enterprise,” and accordingly holders of our ADSs may be subject to PRC withholding tax on dividends on, and gains realized on their transfer of, our ADSs.”

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

Overview

We are the leading pure play franchised hotel operator in China. We achieved more than 95.0% of franchised-and-managed hotels in our hotel network as early as 2013, and currently operated 99% of franchised-and-managed hotels in our network. Our pure play franchised model allows us to expand rapidly in an asset-light manner and have brought us substantial financial performance in terms of profitability, return on investments and success to its franchisees.

As of December 31, 2025, our nationwide hotel network consisted of 4,580 hotels with 327,060 rooms in China, covering all four centrally-administrated municipalities and 355 cities throughout all 31 provinces and autonomous regions in China, as well as an additional 1,260 hotels that were contracted for or under development. We were the fourth largest hotel group in China in terms of number of hotels and rooms, according to China Hotel Association. We operate a rapidly-growing hotel networks in China – from 2012 to 2025, we grew from 792 to 4,580 hotels at a CAGR of 14.5% and from 70,934 to 327,060 rooms at a CAGR of 12.5%.

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

As of December 31, 2025, our restaurant network consisted of 191 stores in China, which focus on offering healthy and affordable fast food and casual dining services to mass consumers. In our restaurant business we are focusing on growing our network of franchisees as we expand the number of street stores while reducing our footprint in shopping malls and supermarkets

Factors Affecting Our Results of Hotel Operations

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

The table below illustrates the net increases of our hotels during 2023, 2024 and 2025.

	Year Ended December 31,
	2023	2024	2025
Hotels opened	420	405	255
Hotels closed	241	218	100
Net increase in total hotels	179	187	155

We track the performance of our hotels by comparing hotel revenue of our hotels during ramp up stage and mature hotels, calculated on a monthly rolling basis, taking into account the total number of hotels during ramp up stage and mature hotels in any particular period of time.

The table below illustrates the comparison of performance between mature hotels and hotels during ramp up stage.

	Year Ended December 31,
	2023	2024	2025
Mature franchised-and-managed hotels(1)	3,865	3,970	4,423
RevPAR (in RMB)	100	124	112
Franchised-and-managed hotels during ramp up stage	133	400	112
RevPAR (in RMB)	69	106	191

(1)	As of end of the year.

	Year Ended December 31,
	2023	2024	2025
Mature leased-and-operated hotels(1)	64	53	42
RevPAR (in RMB)	177	179	186
Revenue (in RMB thousands)	485,656	427,886	292663

(1)	As of end of the year.

●	The fixed nature of our hotel operating costs. For our leased-and-operated hotels, a significant portion of our operating costs and expenses, including rental and base salary, is generally fixed. As a result, an increase in our revenues achieved through higher RevPAR will generally result in higher profitability, whereas a decrease in our revenues could result in a disproportionately large decrease in our earnings. For franchised-and-managed hotels, the fixed cost components are relatively limited, and the incremental costs associated with each additional franchisee are minimal, which helps us achieve economies of scale as we attract more franchisees over time.

●	Seasonality and special events. The hospitality industry is subject to fluctuations in revenues due to seasonality. Generally, the first quarter, in which both the New Year and Spring Festival holidays fall, accounts for a lower percentage of our annual revenues than the other quarters of the year. In addition, certain special events, such as large-scale exhibitions, concerts or sports events, may increase the demand for our hotels significantly as such special events may attract travelers into and within the regions in China where we operate hotels.

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

Our financial key performance indicators consist of revenues, operating costs and expenses, which are discussed in greater detail in the following paragraphs. The consolidated statements of comprehensive income include the results of each of the combining entities or businesses from the earliest date presented. In the following, the comparative financial data have been restated to reflect the business combinations.

Revenues

Consolidated results

	Year Ended December 31, 2023
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Revenues:
Leased-and-operated business	490,924	296,890	—	787,814	48.4
Franchised-and-managed business	696,321	8,924	—	705,245	43.3
Wholesales and others	4,661	135,822	(6,284)	134,199	8.3
Total revenues	1,191,906	441,636	(6,284)	1,627,258	100.0

	Year Ended December 31, 2024
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Revenues:
Leased-and-operated business	437,522	159,326	(207)	596,641	44.4
Franchised-and-managed business	625,073	10,287	—	635,360	47.3
Wholesales and others	3,908	109,032	(1,501)	111,439	8.3
Total revenues	1,066,503	278,645	(1,708)	1,343,440	100.0

	Year Ended December 31, 2025
	RMB	RMB	RMB	RMB	US$	%
	Hotel	Restaurant	Elimination	Total	Total	Total
	(in thousands, except for percentage)
Revenues:
Leased-and-operated business	381,362	106,812	—	488,174	69,808	44.5
Franchised-and-managed business	528,472	5,980	—	534,452	76,426	48.7
Wholesales and others	2,514	73,457	(1,244)	74,727	10,685	6.8
Total revenues	912,348	186,249	(1,244)	1,097,353	156,919	100.0

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

	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Revenues:
Leased-and-operated hotels(1)	490,924	41.2	437,522	41.0	381,362	54,534	41.8
Franchised-and-managed hotels	696,321	58.4	625,073	58.6	528,472	75,570	57.9
Wholesales and others	4,661	0.4	3,908	0.4	2,514	360	0.3
Total revenues	1,191,906	100.0	1,066,503	100.0	912,348	130,464	100.0

●	Franchised-and-managed Hotels. In 2023, 2024 and 2025, we generated revenues of RMB696.3 million, RMB625.1 million and RMB528.5 million (US$75.6 million) from our franchised-and-managed hotels, which accounted for 58.4%, 58.6% and 57.9% of our revenues for the respective years, which include revenues from membership fees of franchised-and-managed hotels.

We select franchisees who are property owners, existing hotel operators or hotel investors. We train and manage general managers for our franchised-and-managed hotels and impose the same standards on all franchised-and-managed hotels to ensure product quality and consistency across our hotel network. Pursuant to the franchise-and-management agreements, we charge the franchisees fixed hotel manager fees to compensate us for the franchised-and-managed hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses as incurred. The hotel manager fee is recognized as revenue on a monthly basis. Management services we provide to our franchisees generally include appointing and training hotel managers, obtaining access to and integrating into our central reservation system and our proprietary IT system, providing sales and marketing support, conducting quality assurance inspections, and providing other operational support and information. Our franchisees are responsible for operating expenses and the costs of developing and operating the hotels, including renovating the hotels according to our standards. We believe that our franchised-and-managed model has enabled us to quickly and effectively expand our geographical coverage and increase our market share in an asset-light manner by utilizing the local knowledge and relationships of our franchisees and the properties that they may own or have access to which are suitable for future hotel business cooperation with us. Sometimes, there may be a certain degree of reduction in initial franchise fees due to sales strategies in different regions,

Our revenues from franchised-and-managed hotels are primarily affected by the number of hotels and the revenues generated by the franchised-and-managed hotels. Our franchise agreements typically run for an initial term of 10 to 20 years. We collect franchise management fees from our franchisees and do not bear loss, if any, incurred by our franchisees. Our franchisees are generally required to pay us an initial franchise fee ranging between RMB150,000 and RMB250,000, depending on the number of rooms in the hotel. Sometimes, initial franchise fees will be waived due to sales strategies in different regions. They are also responsible for all costs and expenses related to hotel construction and renovation. In addition, our franchise agreements typically provide for a monthly franchise management fee of 3% to 5% of the total revenues generated by each franchised-and-managed hotel. In general, we charge franchisees who open multiple hotels under our franchised-and-managed model a lower fee to reward their loyalty. On average, we charged our franchisees a monthly franchise management fee of 4.7%, 4.5% and 4.5% of the total revenues generated by each franchised-and-managed hotel in 2023, 2024 and 2025. We also collect from franchisees a reservation fee on a per room night basis for using our central reservation system, an annual IT system maintenance fee and a part of the membership registration fee to service customers who join our membership program at franchised-and-managed hotels. A number of these hotel general managers are our direct employees and the franchisees will reimburse us the general managers’ salary which is recognized as part of our revenues.

The table below sets forth the revenues from initial franchise fee and recurring franchise management fee and others, both in absolute amount and as a percentage of our revenues generated from franchised-and-managed hotels for the years indicated:

	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
Initial franchise fee	46,847	6.7	34,905	5.6	28,290	4,045	5.4
Recurring franchise management fee	649,474	93.3	590,168	94.4	500,182	71,525	94.6
Revenues from franchised-and- managed hotels	696,321	100.0	625,073	100.0	528,472	75,570	100.0

Revenues from recurring franchise management fee and others as a percentage of our revenues from franchised-and-managed hotels were 93.3% in 2023, 94.4%in 2024 and 94.6% in 2025.

●	Leased-and-operated Hotels. In 2023, 2024 and 2025, we generated revenues of RMB490.9 million, RMB437.5 million and RMB381.4 million (US$54.5 million) (including RMB102.2 million, RMB90.7 million and RMB63.4 million (US$9.1 million) sublease rental revenue for 2023, 2024 and 2025, respectively) from our leased-and-operated hotels, which accounted for 41.2%, 41.0% and 41.8% of our revenues for the respective years.

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

	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentage)
Revenues:
Leased-and-operated restaurants	296,890	67.2	159,326	57.2	106,812	15,274	57.4
Franchised-and-managed restaurants	8,924	2.0	10,287	3.7	5,980	855	3.2
Wholesales and others	135,822	30.8	109,032	39.1	73,457	10,504	39.4
Total revenues	441,636	100.0	278,645	100.0	186,249	26,633	100.0

Operating Costs and Expenses.

Our operating costs and expenses consist of hotel and restaurant operating costs, selling and marketing expense, general and administrative expenses, other operating expenses, impairment loss of goodwill and indefinite-lived intangible assets and other general expenses.

The following table sets forth the components of our operations and expenses, both in absolute amount and as a percentage of total revenues for the year indicated

Consolidated results

	Year Ended December 31, 2023
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Operating costs and expenses:
Operating costs:
Rental	211,952	65,701	—	277,653	17.1
Utilities	31,270	11,595	—	42,865	2.6
Personnel costs	71,916	73,646	—	145,562	8.9
Depreciation and amortization	84,538	8,450	—	92,988	5.7
Consumables, food and beverage	47,004	7,356	—	54,360	3.5
Costs of managers of franchised-and-managed business	114,328	—	—	114,328	7.0
Material cost	—	171,833	—	171,833	11.0
Other costs of franchised-and-managed business	17,519	—	—	17,519	1.1
Others	17,409	12,922	—	30,332	1.3
Total operating costs	595,936	351,503	—	947,439	58.2
Selling and marketing expenses	47,435	24,233	(50)	71,618	4.4
General and administrative expenses	166,861	41,572	—	208,434	12.8
Other operating expenses	4,453	7,251	—	11,705	0.7
Impairment loss of indefinite-lived intangible assets	—	16,027	—	16,027	1.0
Other general expenses	63,557	—	—	63,557	3.9
Total operating costs and expenses	878,242	440,586	(50)	1,318,779	81.0

	Year Ended December 31, 2024
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Operating costs and expenses:
Operating costs:
Rental	218,020	40,234	(207)	258,046	19.2
Utilities	36,835	9,420	—	46,255	3.4
Personnel costs	98,351	55,328	—	153,679	11.4
Depreciation and amortization	93,491	9,047	—	102,538	7.6
Consumables, food and beverage	36,073	4,315	—	40,388	3.0
Costs of managers of franchised-and-managed business	95,368	—	—	95,368	7.1
Material cost	3,690	106,416	(1,501)	108,606	7.7
Other costs of franchised-and-managed business	9,086	—	—	9,086	0.7
Others	2,885	5,736	—	8,620	1.0
Total operating costs	593,799	230,496	(1,708)	822,587	61.2
Selling and marketing expenses	55,028	12,557	—	67,585	5.0
General and administrative expenses	156,402	26,149	—	182,551	13.6
Other operating expenses	4,937	2,153	—	7,090	0.5
Impairment loss of goodwill	—	81,008	—	81,008	6.0
Impairment of indefinite-lived intangible asset	—	39,072	—	39,072	2.9
Other general expenses	41,769	—	—	41,769	3.1
Total operating costs and expenses	851,935	391,435	1,708	1,241,662	92.2

	Year Ended December 31, 2025
	RMB	RMB	RMB	RMB	US$	%
	Hotel	Restaurant	Elimination	Total	Total	Total
	(in thousands, except for percentage)
Operating costs and expenses:
Operating costs:
Rental	218,975	27,383	(242)	246,116	35,194	22.5
Utilities	33,832	6,123	—	39,955	5,713	3.6
Personnel costs	92,029	32,365	—	124,394	17,788	11.3
Depreciation and amortization	73,291	6,627	—	79,918	11,428	7.3
Consumables, food and beverage	27,451	3,482	—	30,933	4,423	2.8
Costs of managers of franchised-and-managed business	96,648	—	—	96,648	13,820	8.8
Material cost	784	80,489	(1,002)	80,271	11,479	7.3
Other costs of franchised-and-managed business	2,260	—	—	2,260	323	0.2
Others	7,600	6,299	—	13,899	1,989	1.3
Total operating costs	552,870	162,768	(1,244)	714,394	102,157	65.1
Selling and marketing expenses	46,085	8,700	—	54,785	7,834	5.0
General and administrative expenses	111,872	18,590	—	130,462	18,656	11.9
Other operating expenses	50,188	1,543	—	51,731	7,398	4.7
Impairment loss of goodwill	—	66,491	—	66,491	9,508	6.1
Impairment of indefinite-lived intangible asset	—	17,331	—	17,331	2,478	1.6
Other general expenses	82,875	—	—	82,875	11,851	7.6
Total operating costs and expenses	843,890	275,423	(1,244)	1,118,069	159,882	101.9

●	Operating costs. Our hotel and restaurant operating costs consist of costs and expenses directly attributable to the operations of our franchised-and-managed and leased-and-operated hotels and restaurants. Operating costs primarily include costs related to our leased-and-operated hotels, including rental payments and utility costs, compensation and benefits for our hotel-based employees, costs of hotel room consumable products, such as bedding accessories, towel and sanitary amenities, depreciation and amortization of leasehold improvements and others including maintenance expenses, telecommunication expenses and public service charges, as well as costs related to our franchised-and-managed hotels, including (i) compensation and benefits for franchised-and-managed hotel general managers appointed and trained by us, the regional managers of the operating department and other headquarter personnel that serve the franchise and managed hotels, and (ii) related travel and telecommunication expenses. Restaurant operating costs primarily include costs related to our leased-and-operated stores, whose composition is similar to hotel operating costs, and besides, among which material costs are the main factor.
●	Selling and marketing expenses. Our selling and marketing expenses consist primarily of commissions to travel or catering intermediaries, expenses for marketing programs and materials, expenses in relation to our membership program, compensation and benefits for our sales and marketing personnel, and others including meals and travel expenses for our sales and marketing personnel.
●	General and administrative expenses. Our general and administrative expenses consist primarily of compensation and benefits, including share-based compensation, for our corporate and regional office employees and other employees who are not sales and marketing or hotel-based or store-based employees, costs of third-party professional services, travel and accommodation expenses, credit losses for accounts receivable and other expenses which include bank charges and stamp duty.
●	Impairment loss of goodwill. Our impairment loss of goodwill is related to the restaurant business in 2024 and 2025.
●	Impairment of indefinite-lived intangible asset. Our impairment of indefinite-lived intangible asset is the impairment of trademark related to the restaurant business in 2023, 2024 and 2025.
●	Other general expenses. Our other general expenses primarily included credit losses for loan receivables related to franchisee loans, and impairment of assets, and provisions for other assets.

A.	Results of Operations

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

Consolidated results

	Year Ended December 31, 2023
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased-and-operated business	490,924	296,890	—	787,814	48.4
Franchised-and-managed business	696,321	8,924	—	705,245	43.3
Wholesales and others	4,661	135,822	(6,284)	134,198	8.3
Total revenues	1,191,906	441,636	(6,284)	1,627,258	100.0
Operating costs and expenses:
Operating costs	(598,842)	(359,019)	10,422	(947,439)	(58.2)
Selling and marketing expenses	(47,435)	(24,233)	50	(71,618)	(4.4)
General and administrative expenses	(166,861)	(41,572)	—	(208,434)	(12.8)
Other operating expense	(4,453)	(7,251)	—	(11,705)	(0.7)
Impairment loss of indefinite-lived intangible asset	—	16,027	—	16,027	(1.0)
Other general expenses	(63,557)	—	—	(63,557)	(3.9)
Total operating costs and expenses	(881,148)	(448,102)	10,472	(1,318,779)	(81.0)
Other operating income	24,525	2,645	—	27,170	1.7
Income from operations	335,283	(3,822)	4,187	335,649	(20.6)
Interest income and other, net	41,241	131	—	41,371	(2.5)
Interest expenses	(13,706)	(348)	—	(14,054)	(0.9)
Gains (losses) from investments in equity securities	(5,378)	—	—	(5,378)	(0.3)
Other income/expense, net	22,676	108	—	22,784	1.4
Income before income taxes	380,116	(3,931)	4,187	380,372	(23.4)
Income tax expense	(113,126)	(4,280)	(1,047)	(118,452)	(7.3)
Income before share of losses in equity investees	266,990	(8,211)	3,140	261,920	(16.1)
Share of losses (gains) in equity investees, net of tax	(1,392)	—	—	(1,392)	(0.1)
Net income	265,598	(8,211)	3,140	260,528	(16.0)
Net loss attributable to noncontrolling interests	9,554	(765)	—	8,789	0.5
Net income attributable to ordinary shareholders	275,152	(8,976)	3,140	269,316	(16.6)

	Year Ended December 31, 2024
	RMB	RMB	RMB	RMB	%
	Hotel	Restaurant	Elimination	Total	Total
	(in thousands, except for percentage)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased-and-operated business	437,522	159,326	(207)	596,641	48.4
Franchised-and-managed business	625,073	10,287	—	635,360	43.3
Wholesales and others	3,908	109,032	(1,500)	111,439	8.3
Total revenues	1,066,503	278,645	(1,708)	1,343,440	100.0
Operating costs and expenses:
Operating costs	(593,799)	(230,496)	1,780	(822,587)	(61.2)
Selling and marketing expenses	(55,028)	(12,557)	—	(67,585)	(5.0)
General and administrative expenses	(156,402)	(26,149)	—	(182,551)	(13.6)
Other operating expense	(4,937)	(2,153)	—	(7,090)	(0.5)
Impairment loss of goodwill	—	(81,008)	—	(81,008)	(6.0)
Impairment of indefinite-lived intangible asset	-	(39,072)	-	(39,072)	(2.9)
Other general expenses	(41,769)	—	—	(41,769)	(3.1)
Total operating costs and expenses	(851,935)	(391,436)	1,708	(1,241,663)	(92.4)
Other operating income	56,818	3,329	—	60,148	4.5
Income from operations	271,386	(109,461)	4,187	161,924	12.1
Interest income and other, net	39,982	90	—	40,072	3.0
Interest expenses	(6,310)	—	—	(6,310)	(0.5)
Gains (losses) from investments in equity securities	(10,314)	—	(4,640)	(14,954)	(1.1)
Other income/expense, net	16,384	(19)	109	16,474	1.2
Income before income taxes	311,127	(109,390)	(4,531)	197,207	14.7
Income tax expense	(107,223)	18,496	—	(88,727)	(6.6)
Income before share of losses in equity investees	203,904	(90,894)	(4,531)	108,480	8.1
Share of losses (gains) in equity investees, net of tax	(1,165)	—	—	(1,165)	(0.1)
Net income	202,738	(90,894)	(4,531)	107,314	8.0
Net loss attributable to noncontrolling interests	4,600	(1,912)	—	2,688	0.2
Net income attributable to ordinary shareholders	207,339	(92,806)	(4,531)	110,002	8.2

	Year Ended December 31, 2025
	RMB	RMB	RMB	RMB	US$	%
	Hotel	Restaurant	Elimination	Total	Total	Total
	(in thousands, except for percentage)
Consolidated Statement of Comprehensive Income Data:
Revenues:
Leased-and-operated business	381,362	106,812	-	488,174	69,808	44.5
Franchised-and-managed business	528,472	5,980	-	534,452	76,426	48.7
Wholesales and others	2,514	73,457	(1,244)	74,727	10,686	6.8
Total revenues	912,348	186,249	(1,244)	1,097,353	156,919	100.0
Operating costs and expenses:
Operating costs	(552,870)	(162,768)	1,244	(714,394)	(102,157)	(65.1)
Selling and marketing expenses	(46,085)	(8,700)	-	(54,785)	(7,834)	(5.0)
General and administrative expenses	(111,872)	(18,590)	-	(130,462)	(18,656)	(11.9)
Other operating expense	(50,188)	(1,543)	-	(51,731)	(7,398)	(4.7)
Impairment loss of goodwill	-	(66,491)	-	(66,491)	(9,508)	(6.1)
Impairment of indefinite-lived intangible asset	-	(17,331)	-	(17,331)	(2,478)	(1.6)
Other general expenses	(82,875)	-	-	(82,875)	(11,851)	(7.6)
Total operating costs and expenses	(843,890)	(275,423)	1,244	(1,118,069)	(159,882)	(101.9)
Other operating income	76,875	497	-	77,372	11,064	7.1
Income from operations	145,333	(88,677)	-	56,656	8,102	5.2
Interest income and other, net	37,684	123	-	37,807	5,406	3.4
Interest expenses	(7,645)	-	-	(7,645)	(1,093)	(0.7)
Gains (losses) from investments in equity securities	5,000	-	-	5,000	715	(0.5)
Other income/expense, net	114,002	(747)	-	113,255	16,195	10.3
Income before income taxes	294,374	(89,301)	-	205,073	29,325	18.7
Income tax expense	(48,997)	3,118	-	(45,879)	(6,561)	(4.2)
Income before share of losses in equity investees	245,377	(86,183)	-	159,194	22,764	14.5
Share of losses (gains) in equity investees, net of tax	4,164	-	-	4,164	595	(0.4)
Net income	249,541	(86,183)		163,358	23,360	14.9
Net loss attributable to noncontrolling interests	3,353	82	-	3,435	491	0.3
Net income attributable to ordinary shareholders	252,894	(86,101)	-	166,793	23,851	15.2

The following tables present certain unaudited financial data and selected operating data as of and for the years ended December 31, 2023, 2024 and 2025:

	As of December 31,
	2023	2024	2025
Selected Operating Data:
Total hotels in operation	4,238	4,425	4,580
Franchised-and-managed hotels	4,173	4,370	4,535
Leased-and-operated hotels	65	55	45
Total hotel rooms in operation	309,495	321,282	327,060
Franchised-and-managed hotels	302,177	315,018	321,930
Leased-and-operated hotels	7,318	6,264	5,130
Number of cities	360	360	355

	Year Ended December 31,
	2023	2024	2025
Occupancy rate (as a percentage)
Total hotels in operation	75.8%	71.6%	63.9%
Franchised-and-managed hotels	75.9%	71.6%	64.7%
Leased-and-operated hotels	70.9%	70.1%	64.7%
Average daily rate (in RMB)
Total hotels in operation	180	174	239
Franchised-and-managed hotels	178	172	160
Leased-and-operated hotels	250	251	162
RevPAR (in RMB)
Total hotels in operation	137	125	153
Franchised-and-managed hotels	135	123	104
Leased-and-operated hotels	177	176	105

(1)	Based on the number of available rooms.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenues. Our total revenues decreased by 18.3% from RMB1,343.4 million in 2024 to RMB1,097.4 million (US$156.9 million) in 2025. The decrease was primarily due to the decrease in hotel RevPAR and the closure of lease-and-operated hotels and restaurants. Hotel revenues decreased by 14.5% from RMB1,066.5 million in 2024 to RMB912.3 million (US$130.5 million) in 2025. The decrease was primarily due to the decrease in RevPAR and the closure of lease-and-operated hotels. For the full year 2025, we opened 255 hotels and closed 97 hotels. The RevPAR was RMB153 in the full year 2025, representing a 22.4% year-over-year decrease. Restaurant revenues decreased by 33.2% from RMB278.6 million in 2024 to RMB186.2 million (US$26.6 million) in 2025. The decrease was primarily attributable the decrease in ADS and the closure of lease-and-operated restaurants, and a decrease in ADS.

Franchised-and-managed business. Revenues from our franchised-and-managed business decreased by 15.9% from RMB635.4 million in 2024 to RMB534.5 million (US$76.4 million) in 2025. For hotel business, revenues from our franchised-and-managed hotels decreased by 15.5% from RMB625.1 million in 2024 to RMB528.5 million (US$75.6 million) in 2025. The initial franchise fees for hotel business decreased by 19.0% year-over-year, mainly attributable to the decrease in the gross opening number of F&M hotels. The recurring franchise management fees for hotel business increased from RMB590.2 million in 2024 to RMB500.2 million (US$71.5 million) in 2025, primarily due to an 8.8% year-over-year decrease in F&M hotels’ RevPAR. For restaurant business, revenues from our franchised-and-managed restaurants decreased by 41.9% from RMB10.3 million in 2024 to RMB6.0 million (US$0.9 million) in 2025, mainly due to the decreased number of F&M stores as well as the decrease in ADS.

Leased-and-operated business. Revenues from our leased-and-operated business decreased by 18.2% from RMB596.6 million in 2024 to RMB488.2 million (US$69.8 million) in 2025. For hotel business, revenues from our leased-and-operated hotels decreased by 12.8% from RMB437.5 million in 2024 to RMB381.4 million (US$54.5 million) in 2025. A 23.7% year-over-year decrease in L&O hotel’s RevPAR and a net decrease of 12 L&O hotels over the same period. For restaurant business, revenues from our leased-and-operated restaurants decreased by 33.0% from RMB159.3 million in 2024 to RMB106.8 million (US$15.3 million) in 2025. The decrease was primarily due to the closure of L&O restaurants and a decrease in ADS.

Operating costs. Our total operating costs decreased by 13.2 % from RMB822.6 million in 2024 to RMB714.4 million (US$102.2 million) in 2025. Our hotel operating costs decreased by 6.9% from RMB593.8 million in 2024 to RMB552.9 million (US$79.1 million) in 2025. The decrease was mainly due to lower depreciation and amortization, lower staff related costs, lower consumables and lower related franchise costs as the overall revenue decreased.

Selling and marketing expenses. Our selling and marketing expenses decreased by 18.9% from RMB67.6 million in 2024 to RMB54.8 million (US$7.8 million) in 2025.The decrease was mainly attributable to lower staff related costs and lower commissions.

General and administrative expenses. Our general and administrative expenses decreased by 28.5% from RMB182.6 million in 2024 to RMB130.5 million (US$18.7 million) in 2025. The decrease was primarily attributable to the reduction in staff related cost, depreciation and amortization and consulting fees.

Other operating expenses. Our other operating expenses increased by 629.6% from RMB7.1 million in 2024 to RMB51.7 million (US$7.4 million) in 2025, primarily due to the decrease in one-off loss incurred from the disposal of self-operated hotels and restaurants.

Impairment loss of goodwill. Our impairment loss of goodwill, which was related to restaurant business, decreased by 17.9% from RMB 81.0 million in 2024 to RMB66.5 million (US$9.5 million) in 2025.

Other general expenses. Our other general expenses significantly increased by 98.4% from RMB41.8 million in 2024 to RMB82.9 million (US$11.9 million) in 2025 which included the impairments of long lived assets, and provision for loan receivables related to franchisee loans. For hotel business, our other general expenses decreased by 98.4% from RMB41.8 million in 2024 to RMB82.9 million (US$11.9 million) in 2025 due to higher impairments of long lived assets.

Our other operating income increased by 28.6% from RMB60.1 million in 2024 to RMB77.4 million (US$11.1 million) in 2025, mainly attributable to the one-off income from the termination of operating leases for hotel business.

Income from operations. As a result of the foregoing, our income from operations significantly decreased from RMB161.9 million in 2024 to RMB56.7 million (US$8.1 million) in 2025. As a percentage of our revenues, our income from operations decreased from 12.1% in 2024 to 5.2% in 2025.

Interest income and other, net. Our net interest income decreased by 5.7% from RMB40.1 million in 2024 to RMB37.8 million (US$5.4 million) in 2025, primarily due to a decrease in interest income from franchisee loans.

Other income and net. Other income and net increased from RMB16.5 million in 2024 to RMB113.2 million (US$16.2 million) in 2025 primarily due to the sale of the equity interests in Argyle Hotel Management Group (Beijing) Ltd.

Gains (losses) from investments in equity securities. We recorded gains from investments in equity securities of RMB5.0 million (US$0.7 million) in 2025, compared to losses of RMB15.0 million in 2024. Any realized or unrealized gains or losses resulting from the fluctuations of the market value of these securities will be recognized in earnings in the period which they occur.

Income tax expense. Our income tax expense decreased from RMB88.7 million in 2024 to RMB45.9 million (US$6.6 million) in 2025, primarily due to the decrease of income from operations.

Share of (losses) gains in equity investees, net of tax. We recognized losses of RMB1.2 million in 2024, mainly attributable to losses from Yueyuanbaili. We recognized gains of RMB4.2 million (US$0.6 million) in 2025, mainly attributable to gain from earnings from Wiselong.

Net loss attributable to non-controlling interests. The loss in 2025 mainly consisted of RMB3.4 million(US$0.5 million) attributable to the non-controlling shareholders of GHG subsidiaries.

Net income attributable to our ordinary shareholders. As a result of the foregoing, our net income attributable to our ordinary shareholders significantly increased from RMB110.0 million in 2024 to RMB166.8 million (US$23.9 million) in 2025. Our net margin, defined as our net income attributable to our ordinary shareholders as a percentage of our revenues, increase from 8.2% in 2024 to 15.2% in 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues. Our total revenues decreased by 17.4% from RMB1,627.3 million in 2023 to RMB1,343.4 million (US$184. 1 million) in 2024. The decrease was primarily due to the decrease in hotel RevPAR and restaurant ADS, and the closure of lease-and- operated hotels and stores. Hotel revenues decreased by 10.5% from RMB1,191.9 million in 2023 to RMB1,066.5 million (US$146. 1 million) in 2024. The decrease was primarily due to the decrease in RevPAR and the closure of lease-and-operated hotels, but offset by the expansion of franchised-and-managed hotels. For the full year 2024, we opened 405 hotels and closed 218 hotels. The RevPAR was RMB125 in the full year 2024, representing a 8.6% year-over-year decrease. Restaurant revenues decreased by 36.9% from RMB441.6 million in 2023 to RMB278.6 million (US$38.2 million) in 2024. The decrease was primarily attributable to the closure of lease-and-operated stores, and a year-over-year decrease in ADS.

Franchised-and-managed business. Revenues from our franchised-and-managed business decreased by 9.9% from RMB705.2 million in 2023 to RMB635.4 million (US$87.0 million) in 2024. For hotel business, revenues from our franchised-and- managed hotels decreased by 10.2% from RMB696.3 million in 2023 to RMB625.1 million (US$85.6 million) in 2024. The initial franchise fees for hotel business decreased by 25.5% year-over-year, mainly attributable to the decrease in the gross opening number of F&M hotels. The recurring franchise management fees for hotel business decreased from RMB658.4 million in 2023 to RMB600.5 million (US$82.3 million) in 2024, primarily due to a 8.8% year-over-year decrease in F&M hotels’ RevPAR. For restaurant business, revenues from our franchised-and-managed restaurants increased by 15.3% from RMB8.9 million in 2023 to RMB10.3 million (US$1.4 million) in 2024, mainly due to the increased number of F&M stores.

Leased-and-operated business. Revenues from our leased-and-operated business decreased by 24.3% from RMB787.8 million in 2023 to RMB596.6 million (US$81.7 million) in 2024. For hotel business, revenues from our leased-and-operated hotels decreased by 10.9% from RMB490.9 million in 2023 to RMB437.5 million (US$59.9 million) in 2024. mainly due to a 0.9% year-over-year decrease in L&O hotel’s RevPAR and a closure of 12 L&O hotels over the same period. For restaurant business, revenues from our leased-and-operated restaurants decreased by 46.3% from RMB296.9 million in 2023 to RMB159.1 million (US$21.8 million) in 2024. The decrease was primarily due to the closure of L&O restaurants and partially offset by an increase in ADS.

Operating costs. Our total operating costs decreased by 13.2 % from RMB947.4 million in 2023 to RMB822.6 million (US$112.7 million) in 2024. Our hotel operating costs decreased by 0.8% from RMB598.8 million in 2023 to RMB593.8 million (US$81.4 million) in 2024. The decrease was mainly attributable to the closure of 12 L&O stores in 2024, which resulted in lower rental, consumable, food and beverage.

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

Impairment loss of goodwill. Our impairment loss of goodwill were RMB81.0 million (US$11. 1 million) in 2024, These expenses were impairment for goodwill related to the restaurant business.

Impairment of Intangible asset with indefinite life. Our impairment of intangible asset with indefinite life increased by 143.8% from RMB16.0 million in 2023 to RMB39.1 million (US$5.4 million) in 2024, These expenses were the provisions for trademarks due to Da Niang business.

Other general expenses. Our other general expenses significantly decreased by 34.3% from RMB63.6 million in 2023 to RMB41.8 million (US$5.7 million) in 2024, which included the impairments of long lived assets, and provision for loan receivables related to franchisee loans.

Other operating income. Our other operating income increased by 121.4% from RMB27.2 million in 2023 to RMB60. 1million (US$8.2 million) in 2024, mainly attributable to the one-off income from the disposal of property for hotel business.

Income from operations. As a result of the foregoing, our income from operations significantly decreased from RMB335.6 million in 2023 to RMB161.9 million (US$22.2 million) in 2024. As a percentage of our revenues, our income from operations decreased from 20.6% in 2023 to 12.1% in 2024. Excluding impairment loss of goodwill, impairment of intangible asset with indefinite life and other general expenses, income from operations from purely operating activities increased from RMB415.2 million, with a margin of 25.5% in 2023, to RMB323.8 million (US$44.4 million), with a margin of 24. 1% in 2024.

Interest income and other, net. Our net interest income decreased by 3. 1% from RMB41.4 million in 2023 to RMB40.1 million (US$5.5 million) in 2024, due to a decrease in interest income from franchisee loans as franchisees’ repayment increases, as well as a deduction in deposit rates, impacted by the deduction of benchmark rates of the people’s bank of China in 2023.

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

Our principal sources of liquidity have been cash generated from operating activities. Our cash and cash equivalents, restricted cash and short term investment balance as of December 31, 2025 was RMB 1,678.4 million (US$240.0 million), compared to RMB1,525.2 million in 2024, and compared to RMB791.6 million in 2023. Our cash and cash equivalents consist of cash on hand and liquid investments and short term investment which have maturities of three months or less when acquired.

We have been able to meet our working capital and capital expenditure needs, and we believe that we will be able to meet our working capital needs in at least the next twelve months with our operating cash flow and existing cash and cash equivalents. The following table sets forth a summary of our cash flows for the years indicated:

	Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	455,050	373,378	281,273	40,222
Net cash (used in) provided by investing activities	(93,708)	345,392	(62,776)	(8,977)
Net cash (used in) provided by financing activities	(303,734)	10,532	(43,428)	(6,210)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	32	4,299	(21,832)	(3,122)
Net increase in cash and cash equivalents and restricted cash	57,639	733,601	153,237	21,913
Cash and cash equivalents and restricted cash at the beginning of the year	733,962	791,601	1,525,202	218,101
Cash and cash equivalents and restricted cash at the end of the year	791,601	1,525,202	1,678,439	240,014

Operating Activities

Net cash provided by operating activities was RMB281.3 million (US$40.2 million) in 2025, compared to RMB373.4 million in 2024, and compared to RMB455.0 million in 2023.

Net cash provided by operating activities in 2025 was RMB281.3 million (US$40.2 million), which was primarily attributable to our net income of RMB163.4 million, adjusted to deduct (i) losses on disposal of property and equipment of RMB35.6 million, (ii) foreign exchange loss of RMB30.8 million, and to add back (i) non-cash lease expense to reduce operating lease right-of-use assets of RMB246.1 million, (ii) depreciation and amortization of RMB88.9 million, (iii) impairment of long lived assets and goodwill of RMB87.4 million, and (iv) bad debt expense of RMB81.7 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) a decrease in operating lease liabilities, current portion, of RMB234.7 million, (ii) a decrease in accounts payable of RMB19.0 million, (iii) an increase in other current assets of RMB1.9 million, (iv) a decrease in deferred revenue of RMB47.8 million, (v) a decrease in income tax payable of RMB16.7 million, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) an increase in unrecognized tax benefits of RMB17.9 million, (ii) an increase in accrued expenses and other current liabilities of RMB60.9 million, (iii) an increase in other assets of RMB8.5 million, and (iv) an increase in inventories of RMB2.0 million.

Net cash provided by operating activities in 2024 was RMB373.4 million which was primarily attributable to our net income of RMB107.3 million, adjusted to deduct (i) losses on disposal of property and equipment of RMB25.3 million, (ii) foreign exchange loss of RMB27.5 million, and to add back (i) non-cash lease expense to reduce operating lease right-of-use assets of RMB263.9 million, (ii) depreciation and amortization of RMB115.7 million, (iii) impairment of long lived assets and goodwill of RMB132.7 million, and (iv) bad debt expense of RMB56.2 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) a decrease in operating lease liabilities, current portion, of RMB247.7 million, (ii) an increase in accounts payable of RMB3.0 million, (iii) an increase in other current assets of RMB3.1 million, (iv) a decrease in deferred revenue of RMB42.8 million, (v) an increase in income tax payable of RMB23.2 million, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) an increase in unrecognized tax benefits of RMB57.9 million, (ii) an increase in accrued expenses and other current liabilities of RMB3.2 million, (iii) a decrease in other assets of RMB3.7 million, and (iv) a decrease in inventories of RMB14.6 million.

Net cash provided by operating activities in 2023 was RMB455.0 million, which was primarily attributable to our net income of RMB260.5 million, adjusted to deduct (i) interest income of RMB6.0 million, (ii) foreign exchange loss of RMB0.4 million, and to add back (i) non-cash lease expense to reduce operating lease right-of-use assets of RMB271.2 million, (ii) depreciation and amortization of RMB116.9 million, (iii) impairment of long lived assets of RMB40.6 million, and (iv) bad debt expense of RMB38.9 million. The amount was further adjusted by changes in itemized balances of operating assets and liabilities that have a negative effect on cashflow, including primarily (i) a decrease in operating lease liabilities, current portion, of RMB256.0 million, (ii) a decrease in accounts payable of RMB50.5 million, (iii) an increase in other current assets of RMB47.9 million, (iv) a decrease in deferred revenue of RMB33.5 million, as well as certain changes in itemized balances of operating assets and liabilities that have a positive effect on cashflow, including primarily (i) a decrease in income tax payable of RMB32.9 million, (ii) a decrease in unrecognized tax benefits of RMB28.6 million, (iii) a decrease in accrued expenses and other current liabilities of RMB26.2 million, (iv) a decrease in other assets of RMB17.3 million, and (v) an increase in amounts due from related parties of RMB8.4 million.

Investing Activities

Net cash used in investing activities was RMB62.8 million (US$9.0 million) in 2025, compared to net cash provided by RMB345.4 million in 2024, and compared to net cash used in RMB93.7 million in 2023.

Net cash used in investing activities in 2025 amounted to RMB62.8 million, primarily resulting from (i) cash prepayments for purchases of property and equipment of RMB 261.2 million; and (ii) proceeds from disposal of equity securities of RMB188.1 million.

Net cash provided by investing activities in 2024 was RMB345.4 million, primarily attributable to (i) proceeds from short-term investments of RMB417.7 million, (ii) proceeds from disposal of property and equipment of RMB139.9 million, (iii) repayment from franchisees of RMB84.3 million, partially offset by (i) decrease of long-term time deposits of RMB222.2 million, (ii) purchases of property and equipment of RMB79.6 million, (iii) loan to franchisees of RMB14.3 million, and (iv) purchases of a long-term investment of RMB10.4 million.

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

Financing Activities

Net cash used in financing activities was RMB43.4 million (US$6.2 million) in 2025, compared to net cash provided by financing activities of RMB10.5 million in 2024, and net cash used in financing activities of RMB303.7million in 2023.

Net cash used in financing activities in 2025 was RMB43.4 million (US$6.2 million), The main reason is that a dividend of RMB 43.0 million was distributed to the shareholders.

Net cash provided by financing activities in 2024 was RMB10.5 million, primarily attributable to proceeds from bank borrowings of RMB200.0 million, partially offset by repayment of short-term borrowings of RMB117.2 million.

Net cash used in financing activities in 2023 was RMB303.7 million, primarily attributable to (i) repayment of bank loans net of RMB284.3 million, and (ii) repurchase of ordinary shares of RMB19.7 million.

Statutory Reserves

As a holding company, we rely upon dividends paid to us by our subsidiaries in the PRC to pay dividends and to finance any debt we may incur. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, each of our subsidiaries in the PRC must make appropriations from after tax profit to a statutory surplus reserve fund. The reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) after offsetting accumulated losses from prior years, until such reserve reaches 50% of the subsidiary’s registered capital. The reserve fund can only be used to increase the registered capital and eliminate further losses of the respective companies under PRC regulations. As of December 31, 2023, 2024 and 2025, total statutory reserves of our PRC subsidiaries were RMB152.4million, RMB156.8 million and RMB157.2 million (US$22.5 million). These reserves are not distributable as cash dividends, loans or advances. In addition, due to restrictions under PRC laws and regulations, our PRC subsidiaries are restricted in their ability to transfer their net assets to the company in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of our PRC subsidiaries amounted to RMB901.5 million, RMB834.7 million and RMB891.2 million (US$127.4 million) as of December 31, 2023, 2024 and 2025, respectively.

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

As of December 31, 2023, 2024 and 2025, we had short-term investments of RMB417.7 million, RMB0.01 million and nil and investments in equity securities of RMB26.1 million, nil and nil. From disposals of the short-term investments and investments in equity securities, we have not disposed of the short-term investments and investments in equity securities in 2023，and recorded gains of RMB1.25 million and nil, respectively, in 2024, and recorded gains of nil and RMB51.5 million (US$7.4 million), respectively in 2025. Mark-to-market losses from these equity securities we recorded amounted to RMB15.3 million and RMB2.5 million and nil in 2023, 2024 and 2025, respectively.

In January 2019, we declared a cash dividend of US$30.6 million, US$0.30 per ordinary share, or US$0.30 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on February 6, 2019 were entitled to such cash dividend, and we paid such dividend in full in February 2019. In December 2019, we declared a cash dividend of US$25.5 million, US$0.25 per ordinary share, or US$0.25 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 24, 2019 were entitled to such cash dividend, and we paid such dividend in full in January 2020. In December 2021, we declared a cash dividend of US$0.55 per ordinary share, or US$0.55 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 31, 2021 were entitled to such cash dividend, and we paid such dividend in full in January 2022. In August 2024, we declared a cash dividend of US$0.10 per ordinary share, or US$0.10 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on September 30, 2024 were entitled to such cash dividend, and we paid such dividend in full in October 2024.In November 2025, we declared a cash dividend of US$0.06 per ordinary share, or US$0.06 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on October 31, 2025 were entitled to such cash dividend, and we paid such dividend in full in November 2025.

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

Cash Flows through our Organization

Green Tree Hospitality Group Ltd., or our company, is a holding company that relies principally on its operating subsidiaries in China for its cash requirements. For the year ended December 31, 2023, our company did not make any payments to, or receive any payments from, our operating subsidiaries in China. For the year ended December 31, 2024, our company received RMB74.1 million (US$10.2 million) from our operating subsidiaries in China. For the year ended December 31, 2025, our company received RMB73.0 million (US$10.4 million) from our operating subsidiaries in China.

For the years ended December 31, 2023, 2024 and 2025, no assets other than cash were transferred between our company and our operating subsidiaries in China, and no other dividends or any other distributions were paid by our operating subsidiaries in China to our Company.

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

Please refer to “—A. Results of Operations” for a discussion of the most recent trends in our services, sales and marketing by the end of 2025. In addition, please refer to discussions included in such Item for a discussion of known trends, uncertainties, demands, commitments or events that we believe are reasonably likely to have a material effect on our net sales and operating revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to be not necessarily indicative of our future operating results or financial condition.

E.	Critical Accounting Estimates

Our consolidated financial statements have been prepared in accordance with U.S. GAAP, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Our estimates are based on historical experience and various assumptions that we believe to be reasonable under the circumstances. Given that changes in circumstances, facts and experience may cause us to revise our estimates, actual results could differ materially from those estimates. Our critical accounting estimates are described below. See Note 2 to our consolidated financial statements for the year ended December 31, 2025 for more information on our critical accounting policies.

Impairment of indefinite-live intangible assets

Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired in accordance with ASC 350-30, Intangibles-Goodwill and Other: General Intangibles Other than Goodwill. The Group at the end of each reporting period evaluates whether events and circumstances continue to support the indefinite useful life of relevant intangible assets. If the assets are determined to be impaired, they are written down to their fair values. We evaluated the fair value of the indefinite-lived trademarks using the relief from royalty method based on assumptions including projected revenue, royalty rate and discount rate, that involve considerable management judgements. Accordingly, actual results may vary significantly from our estimates as they are forward-looking and include assumptions about market conditions with uncertain future outcome.

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

Loans receivable

Loans receivable are carried at the original loan principal and accrued interest based on the contract rate, less an allowance for uncollectible accounts, as appropriate. We classify loans receivable as long-term or short-term investments according to their contractual maturity. The allowance for uncollectible accounts is estimated based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtors.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth certain information relating to our current directors, executive officers and senior management.

Name	Age	Position/Title
Alex S ()	62	Chairman and chief executive officer
Gregory James Karns	70	Director, general counsel
Bingwu Xie ()	56	Independent director
Dong Li ()	50	Independent director
Yanjie Zhu	43	Independent director
Yiping Yang ()	43	Chief financial officer

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

Mr. Bingwu Xie has served as an independent director of our company since 2011. Mr. Xie is the founder and owner and has served as a director of Global Standard Investment Management Co., Ltd. since 2009 and as a director of ValueAlert Co, Ltd. since 2005. From 2014 to 2016, Mr. Xie served as a partner of Gopher Asset Management Limited and as the deputy chief investment officer of Noah Holdings (Hong Kong) Limited. From 2009 to 2014, Mr. Xie served as a managing director in the mergers and acquisitions department of ZEG Capital Management Co., Ltd. with Zhongzhi Enterprise Group, and as corporate vice president in charge of the real estate finance division of Zhongrong International Trust Co., Limited. From 2000 to 2009, Mr. Xie held various positions with Lehman Brothers in Japan and Hong Kong as a vice president and senior vice president of the investment management division, as a vice president in the fixed income division, and served as China country head of the real estate private equity division since December 2006. Mr. Xie received a bachelor’s degree in English for science and technology from Harbin Institute of Technology in 1993 and a master’s degree in international development (economics) from the International University of Japan in 1998.

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

For the year ended December 31, 2025, we paid an aggregate of approximately US$0.5 million in cash to our executive officers and directors.

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

Granted Options

Our board of directors has only granted options to participants in our 2018 share incentive plan. In January 2018, we granted 1,703,000 options to purchase our Class A ordinary shares to certain of our employees and directors. All of these options were subject to applicable vesting schedules and 4 options expired as of the date of the annual report. The table below summarizes, as of the date of this annual report, the options we have granted to our directors and executive officers under our 2018 share incentive plan.

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

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of December 31, 2025 by:

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

The calculations in the table below are based on (i) 66,134,416 Class A ordinary shares and (ii) 34,762,909 Class B ordinary shares outstanding as of December 31, 2025.

	Beneficially Owned		Beneficially Owned		Percentage of
	Class A Ordinary Shares		Class B Ordinary Shares		Votes Held
	Number	%	Number	%	%
Directors and Executive Officers:
Alex S. Xu(1)	56,589,300	85.6	34,762,909	100	94.4
Gregory James Karns	—	—	—	—	—
Bingwu Xie	—	—	—	—	—
Dong Li	—	—	—	—	—
Yanjie (Catherine) Zhu	—	—	—	—	—
Yiping Yang	—	—	—	—	—
All directors and executive officers as a group	56,589,300	85.6	34,762,909	100	94.4
Principal Shareholders:
GreenTree Inns Hotel Management Group, Inc.(2)(3)	56,589,300	85.6	34,762,909	100	94.4
Allspring Global Investments Holdings, LLC(4)	4,616,852	6.9	—	—	3.0

Notes:

(1)	Represents (i) 56,589,300 Class A ordinary shares and (ii) 34,762,909 Class B ordinary shares held by GTI. Mr. Alex S. Xu is considered to beneficially own all the shares held by GTI by virtue of (i) his director position on GTI’s three-member board of directors; and (ii) his 54.7% voting power in GTI. As a result, Mr. Alex S. Xu has the power to (i) vote, or to direct the voting of, and (ii) dispose, or to direct the disposition of, all the shares held by GTI.

(2)	GTI’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to three (3) votes per share. Currently, GTI has 31,782,381 Class A ordinary shares and 57,938,182 Class B ordinary shares issued and outstanding.

(3)	Mr. Alex S. Xu, directly or indirectly through entities controlled by him, holds 37,492,841 Class B ordinary shares of GTI, including (a) 18,170,341 Class B ordinary shares of GTI held by Mr. Xu’s family trust, for which Mr. Xu is settlors and trustees and accordingly, Mr. Xu has voting and dispositive control, (b) 17,047,500 Class B ordinary shares of GTI held by GreenTree Hotel Management, Inc., a company incorporated in Samoa and to which Mr. Xu is the sole shareholder and exercises sole voting and dispositive control, and (c) 2,275,000 Class B ordinary shares of GTI held by Keystone Pacific, LLC, a California limited liability company whose sole members are Mr. Xu, individually, and Mr. Xu’s family trust, and accordingly to which Mr. Xu exercises voting and dispositive control, which in the aggregate result in Mr. Xu’s 54.7% voting power in GTI.

(4)	The number of ordinary shares beneficially owned is as of June 30, 2025, as reported in Amendment No. 3 to Schedule 13G filed on July 11, 2025 by Allspring Global Investments Holdings, LLC, a Delaware limited liability company (“AGIH”), and consists of 4,616,852 ADSs. The principal business office of AGIH is 1415 Vantage Park Drive, Charlotte, 28203, North Carolina, United States.

To our knowledge, as of December 31, 2025, 9,545,116 Class A ordinary shares or 9.5% of our outstanding ordinary shares were held by record holders in the United States, including Deutsche Bank Trust Company Americas, the depositary bank for our ADR program. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States.

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

Transactions with Da Niang Group

Da Niang Dumpling Catering Group Co., Ltd., together with its subsidiaries, or Da Niang Group, is a catering management company that was formerly controlled by GTI..

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

Transactions with Napa Infinity Winery (Shanghai) Inc.

Napa Infinity Winery (Shanghai) Inc., or Napa, is a wine distributor controlled by the brother of Mr. Alex S. Xu. In 2022, we purchased wine from Napa in the aggregate amount of RMB3.7 million. In 2023, we purchased wine from Napa in the aggregate amount of RMB1.3 million (US$0.2 million).In 2024, we purchased wine from Napa in the aggregate amount of RMB0.8 million (US$0.1 million). In 2025, we purchased wine from Napa in the aggregate amount of RMB1.3 million (US$0.2 million).

Transactions with Yibon

In 2021, we generated franchise revenue from Yibon of RMB1.3 million. In 2022, we generated franchise revenue from Yibon of RMB1.3 million. In 2023, we generated franchise revenue from Yibon of RMB0.8 million (US$0.1 million).In 2024, we generated franchise revenue from Yibon of RMB0.4 million (US$0.05 million). In 2025, we generated franchise revenue from Yibon of nil.

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

Legal Proceedings

See “Item 4. Information on the Company—B. Business Overview—Legal Proceedings.”

Dividend Policy and Distributions

In January 2019, we declared a cash dividend of US$0.30 per ordinary share, or US$0.30 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on February 6, 2019 were entitled to such cash dividend, and we paid such dividend in full in February 2019. In December 2019, we declared a cash dividend of US$0.25 per ordinary share, or US$0.25 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 24, 2019 were entitled to such cash dividend, and we paid such dividend in full in January 2020. In December 2021, we declared a cash dividend of US$0.55 per ordinary share, or US$0.55 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on December 31, 2021 were entitled to such cash dividend, and we paid such dividend in full in January 2022. In August 2024, we declared a cash dividend of US$0.10 per ordinary share, or US$0.10 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on September 30, 2024 were entitled to such cash dividend, and we paid such dividend in full in October 2024. In November 2025, we declared a cash dividend of US$0.06 per ordinary share, or US$0.06 per ADS. Holders of our ordinary shares and ADSs as of the close of trading on October 31, 2025 were entitled to such cash dividend, and we paid such dividend in full in November 2025.

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

Under the EIT Law, enterprises qualified as “High New Technology Enterprises,” or HNTEs, enjoy a preferential income tax rate of 15%, rather than the uniform income tax rate of 25% which otherwise would apply. Shanghai Evergreen Technology Co., Ltd. has qualified as an HNTE since 2017 under the EIT Law, and its current HNTE status is valid through December 11, 2026, subject to renewal upon expiration.

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

The STA issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits (“STA Circular 35”) on October 14, 2019, which became effective on January 1, 2020. The STA Circular 35 further simplified the procedures for enjoying treaty benefits. According to the STA Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, and where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the STA, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interest or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in a third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grants tax exemption on relevant income or levies tax at an extremely low rate, will be taken into account, and they will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties. Furthermore, the STA issued Circular 35 on October 14, 2019 (effective January 1, 2020), shifting the procedure for claiming treaty benefits from prior tax authority approval to a self-assessment and post-filing compliance review. Taxpayers must retain relevant supporting documentation for potential tax authority inspections. Accordingly, GreenTree Hotel (Hong Kong), Limited may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, respectively, if they satisfy the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

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

As discussed below under “— Passive Foreign Investment Company,” we believe there is a significant risk that we were a passive foreign investment company, or PFIC, for our 2025 taxable year. In addition, we may be classified as a PFIC in the current and future taxable years. Accordingly, you are urged to review the discussion below under “—Passive Foreign Investment Company,” and to consult with your tax advisors regarding the tax consequences to you if we were or are classified as a PFIC.

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

Subject to applicable limitations (including a minimum holding period requirement), certain dividends received by non-corporate U.S. Holders from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is generally treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, which are listed on the New York Stock Exchange, are readily tradable on an established securities market in the United States. Since we do not expect that our Class A ordinary shares will be listed on an established securities market in the United States, we do not believe that dividends that we pay on our Class A ordinary shares that are not represented by ADSs currently meet the conditions required for the reduced tax rates. There also can be no assurance that our ADSs will continue to be readily tradable on an established securities market in the United States in later years. A qualified foreign corporation also generally includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC resident enterprise under the PRC tax law (see “Item 10. Additional Information—E. Taxation — People’s Republic of China Taxation” above), we may be eligible for the benefits of the Treaty. In that case, subject to the next paragraph, dividends we pay on our Class A ordinary shares would be potentially eligible for the reduced rates of taxation regardless of whether such shares are represented by ADSs, and whether or not our Class A ordinary shares are readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the application of these rules given your particular circumstances.

However, notwithstanding the foregoing, we will not be treated as a qualified foreign corporation, and non-corporate U.S. Holders will not be eligible for reduced rates of taxation, for any dividends that we pay if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. As discussed below under “— Passive Foreign Investment Company,” we believe there is a significant risk that we were a PFIC for our 2025 taxable year. In addition, we may be classified as a PFIC in the current and future taxable years. Therefore, if you are a non-corporate U.S. Holder, you should not assume that any dividends will be taxed at a reduced rate. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC resident enterprise under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or Class A ordinary shares. See “Item 10. Additional Information—E. Taxation — People’s Republic of China Taxation.” In that case, subject to certain conditions and limitations (including a minimum holding period requirement), PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or Class A ordinary shares will be treated as foreign source income and will generally constitute passive category income. However, if you are eligible for the benefits of the Treaty, any PRC withholding taxes on dividends will not be creditable against your U.S. federal income tax liability to the extent withheld at a rate exceeding the applicable rate under the Treaty. In addition, U.S. Treasury regulations that address foreign tax credits, or the Foreign Tax Credit Regulations, impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and unless you are eligible for and elect to claim the benefits of the Treaty, there can be no assurance that those requirements will be satisfied. The Department of the Treasury and the Internal Revenue Service, or the IRS, are considering proposing amendments to the Foreign Tax Credit Regulations. In addition, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Alternatively, instead of claiming a foreign tax credit, you may be able to deduct PRC withholding taxes on dividends in computing your taxable income, subject to generally applicable limitations under U.S. law (including that a U.S. Holder is not eligible for a deduction for otherwise creditable foreign income taxes paid or accrued in a taxable year if such U.S. Holder claims a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year). The rules governing the foreign tax credit and deductions for foreign taxes are complex. You are urged to consult your tax advisors regarding the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of the foreign tax credit or a deduction under your particular circumstances.

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

Based on the nature and composition of our income and assets, and the value of our assets, including goodwill, we believe there is a significant risk that we were a PFIC for our 2025 taxable year. In addition, we may be classified as a PFIC in the current and future taxable years. The determination of whether or not we are a PFIC is made annually. Accordingly, it is possible that our PFIC status may change due to changes in our asset or income composition or in the value of our assets. For these purposes, the calculation of the value of our assets will be based, in part, on the quarterly market value of our ADSs, which is subject to change and has been volatile. In particular, recent decreases in in the market value of our ADSs have contributed to the significant risk that we were a PFIC for our 2025 taxable year. Any further decrease in the market value of our ADSs may increase the risk that we will be a PFIC in the current or any future taxable year.

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

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which you hold our ADSs or Class A ordinary shares, you will generally be subject to the special tax rules described above for that year and for each subsequent year in which you hold the ADSs or Class A ordinary shares (even if we do not qualify as a PFIC in any subsequent years). However, if we cease to be a PFIC, you can avoid the continuing impact of the PFIC rules by making a special election to recognize gain as if your ADSs or Class A ordinary shares had been sold on the last day of the last taxable year during which we were a PFIC. You are urged to consult your tax advisors about this election.

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

Your adjusted basis in the ADSs will be increased by the amount of any income inclusions and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or other market, or the IRS consents to the revocation of the election. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

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

Taxation of Gains or Losses

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

Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. However, if we are treated as a PRC resident enterprise for PRC tax purposes and PRC tax is imposed on any gain, and if you are eligible for the benefits of the Treaty, you may elect to treat such gain as PRC source gain under the Treaty. If you are not eligible for the benefits of the Treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use a foreign tax credit for any PRC tax imposed on the disposition of our ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). However, pursuant to the Foreign Tax Credit Regulations, if you do not elect to claim the benefits of the Treaty, any such PRC tax imposed on gain would generally not be a foreign income tax eligible for a foreign tax credit (regardless of any other income that you may have that is derived from foreign sources). In such case, the non-creditable PRC tax may reduce the amount realized on the disposition of our ADSs or Class A ordinary shares. As discussed above, however, notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). If any PRC tax is imposed on the disposition of our ADSs or Class A ordinary shares and you apply such temporary relief, such PRC tax may be eligible for a foreign tax credit or deduction, subject to the applicable conditions and limitations. You are urged to consult your tax advisors regarding the tax consequences if any PRC tax is imposed on gain on a disposition of our ADSs or Class A ordinary shares, including the effect of the Foreign Tax Credit Regulations (and the related temporary relief in the IRS notices) and the availability of the foreign tax credit or a deduction and the election to treat any gain as PRC source, under your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or Class A ordinary shares and the proceeds from the sale, exchange or other disposition of our ADSs or Class A ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a correct taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to interest income generated by excess cash which is mostly held in interest bearing bank deposits. As of December 31, 2025, the majority of our cash and cash equivalents were held in major financial institutions located in China. Interest earning instruments carry a degree of interest rate risk. We have not used derivative financial instruments to hedge interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Equity Price Risk

In 2024, we were exposed to equity price risk arising from our investments in equity securities listed in the Hong Kong stock market, the fair value of which was subject to market price fluctuations. During 2025, we disposed of all such investments. As of December 31, 2025, we no longer held any equity securities and were not exposed to material equity price risk.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China, or the PBOC. The PRC government allowed the Renminbi to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, the exchange rate between the Renminbi and the U.S. dollar had been stable and traded within a narrow band. Since June 2010, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar, though there have been periods when the Renminbi has depreciated against the U.S. dollar. In particular, on August 11, 2015, the PBOC allowed the Renminbi to depreciate by approximately 2% against the U.S. dollar. Since then and until the end of 2016, the Renminbi has depreciated against the U.S. dollar by approximately 10%. While the RMB depreciated approximately 2.9% and 2.8% against the U.S. dollar in 2023 and 2024, the RMB appreciated approximately 4.2% against the U.S. dollar in 2025, respectively. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

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

During the year ended December 31, 2025, we did not receive any payment from Deutsche Bank Trust Company Americas, the depositary bank for our ADR program.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None of these events occurred in any of the years ended December 31, 2023, 2024 and 2025.

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

For the period from March 26, 2018, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2025, we used approximately US$128.2 million of the net proceeds from our initial public offering for general corporate purposes in line with our strategies, (i) the organic expansion of our hotel chain and the improvement of existing hotel properties, including conversion of existing leased-and-operated hotels to new brands, including Gem, Gya and Vx, (ii) potential acquisitions of domestic and overseas operators that will complement our operations and accelerate our expansion plan, and (iii) working capital and other general corporate purposes, including marketing and upgrading our IT system.

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

Our management, with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act) as of December 31, 2025. Based upon that evaluation, as of December 31, 2025, our management has concluded that our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

As required by Rule 13a-15(c) of the Exchange Act, our management, under the supervision and with the participation of our Group Chief Executive Officer and Group Chief Financial Officer, conducted an evaluation of our internal control over financial reporting as of December 31, 2025 based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that that, as of December 31, 2025, our internal control over financial reporting was effective.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Ernst & Young Hua Ming LLP has served as our independent registered public accounting firm for each of the fiscal years in the three-year period ended December 31, 2025, for which audited financial statements appear in this annual report.

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, for the years indicated.

	For the Years Ended December 31,
	2023	2024	2025
	(In thousands of US dollars)
Audit Fees	1,085	712	858
All Other Fees	—	—	—
Total	1,085	712	858

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In October 2023, we announced the authorization of a share repurchase program in an aggregate amount of up to US$10 million worth of our outstanding Class A ordinary shares of a par value of US$0.50 each and/or ADSs from time to time over the next two years. During the year ended December 31, 2025, we repurchased an aggregate of 627,166 ADSs, representing 627,166 Class A ordinary shares.

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

Date: April 30, 2026

GreenTree Hospitality Group Ltd.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2023, 2024 and 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GreenTree Hospitality Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GreenTree Hospitality Group Ltd. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

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

Valuation of Trademark of Da Niang Business

Description of the Matter

As disclosed in Notes 2 and 9 to the consolidated financial statements, indefinite-lived intangible assets are assessed for impairment on an annual basis or more frequently if events or changes in circumstances indicate that they might be impaired. During the year ended December 31, 2025, the Company recorded impairment losses of RMB17 million on Da Niang Trademark.

Auditing the Company’s indefinite-lived intangible asset impairment assessments was complex and highly judgmental due to the significant estimation required in determining the fair value of the Da Niang Trademark. Significant assumptions used to determine the fair value of trademark included projected revenue, royalty rate, and discount rate. These assumptions are affected by management’s expectations about future economic trend.

How We Addressed the Matter in Our Audit	To test the estimated fair value of the Da Niang Trademark, our audit procedures included assessing the methodology used to develop the estimate of fair value and evaluating the significant assumptions described above. We compared the projected revenue to historical results of the business and considered economic trend. We involved our valuation specialist to assist in evaluating the royalty rate and discount rate used in the assessment. We also performed sensitivity analyses on the significant assumptions described above to evaluate the potential changes in the fair value of the trademark and that would result from changes in these assumptions.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2012.

Shanghai, the People’s Republic of China

April 30, 2026

GreenTree Hospitality Group Ltd.

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2024	2025	2025
		RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents		1,490,235,562	1,652,179,474	236,258,523
Restricted cash		16,096,476	7,389,650	1,056,706
Short-term investments		10,475	-	-
Accounts receivable, net of allowance for credit losses of RMB5,645,777 and RMB4,214,100 (USD 602,608) as of December 31, 2024 and 2025, respectively	6	99,688,034	81,335,494	11,630,821
Amounts due from related parties	22	21,839,929	18,843,062	2,694,522
Inventories, net		6,881,470	4,922,160	703,860
Other current assets, net	13	114,898,590	92,557,400	13,235,532
Loans receivable, net	7	85,463,467	38,798,333	5,548,088
Total current assets		1,835,114,003	1,896,025,573	271,128,052

Amounts due from related parties	22	110,000,000	110,000,000	15,729,791
Restricted cash		18,869,900	18,869,900	2,698,360
Long-term time deposits		285,570,000	285,570,000	40,835,967
Loans receivable, net	7	15,372,238	12,034,825	1,720,957
Property, plant and equipment, net	8	649,528,210	559,918,957	80,067,346
Intangible assets, net	9	75,677,551	56,403,818	8,065,639
Operating lease right-of-use assets	10	1,328,582,419	1,130,088,595	161,600,520
Goodwill	11	96,074,468	25,721,262	3,678,092
Long-term investments	12	184,024,217	156,929,090	22,440,561
Other assets	13	102,545,847	297,560,053	42,550,522
Deferred tax assets	20	245,760,095	237,098,634	33,904,654
TOTAL ASSETS		4,947,118,948	4,786,220,707	684,420,461

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Long-term bank loans, current	14	400,000	56,800,000	8,122,292
Accounts payable		56,488,405	44,687,186	6,390,184
Advance from customers	5	25,684,437	21,946,599	3,138,322
Amounts due to related parties	22	17,462,176	17,518,102	2,505,055
Salary and welfare payable		78,234,582	73,657,641	10,532,903
Deferred revenue	5	175,046,178	169,139,889	24,186,682
Operating lease liabilities, current	10	241,363,244	184,665,265	26,406,782
Accrued expenses and other current liabilities	15	481,910,291	539,836,968	77,195,660
Income tax payable		88,876,497	72,129,824	10,314,428
Total current liabilities		1,165,465,810	1,180,381,474	168,792,308

Operating lease liabilities, non-current	10	1,215,776,075	1,032,472,822	147,641,650
Deferred revenue, non-current	5	176,353,919	134,414,010	19,220,948
Long-term bank loans, non-current	15	256,200,000	199,400,000	28,513,821
Other long-term liabilities	16	120,975,955	117,513,512	16,804,209
Deferred tax liabilities	20	79,670,908	55,941,338	7,999,505
Unrecognized tax benefits	20	440,072,214	457,930,743	65,483,225
Total liabilities		3,454,514,881	3,178,053,899	454,455,666
Commitments and contingencies	23

Shareholders’ equity:
Class A ordinary shares (USD 0.50 par value per share; 400,000,000 and 400,000,000 shares authorized as of December 31, 2024 and 2025; 66,761,582 and 66,134,416 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	17	222,587,070	222,587,070	31,829,528
Class B ordinary shares (USD 0.50 par value per share; 100,000,000 and 100,000,000 shares authorized as of December 31, 2024 and 2025; 34,762,909 and 34,762,909 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	17	115,534,210	115,534,210	16,521,172
Treasury stock		(37,043,116)	(48,054,863)	(6,871,754)
Additional paid-in capital		1,609,972,272	1,566,949,877	224,070,852
Accumulated losses		(458,337,569)	(291,545,545)	(41,690,458)
Accumulated other comprehensive income	18	6,033,263	11,093,099	1,586,292
Total GreenTree Hospitality Group Ltd.’s shareholders’ equity		1,458,746,130	1,576,563,848	225,445,632
Noncontrolling interests		33,857,937	31,602,960	4,519,163
Total shareholders’ equity		1,492,604,067	1,608,166,808	229,964,795
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		4,947,118,948	4,786,220,707	684,420,461

The accompanying notes are an integral part of these consolidated financial statements.

GreenTree Hospitality Group Ltd.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Years Ended December 31,
	Notes	2023	2024	2025	2025
		RMB	RMB	RMB	USD

Revenues:
Leased-and-operated revenue (including revenue from related parties of RMB 82,396, RMB 46,978 and RMB 5,666,038 (USD 810,233) for the years ended December 31, 2023, 2024 and 2025, respectively)	5, 22	787,814,342	596,640,639	488,174,353	69,808,004
Franchised-and-managed revenue (including revenue from related parties of RMB 788,179, RMB 44,478 and RMB 5,945 (USD 850) for the years ended December 31, 2023, 2024 and 2025, respectively)	5, 22	705,244,948	635,360,312	534,451,868	76,425,601
Wholesales and others (including revenue from related parties of RMB 1,757,629, RMB 649,928 and RMB 14,113 (USD 2,018) for the years ended December 31, 2023, 2024 and 2025, respectively)	5, 22	134,198,399	111,439,245	74,727,172	10,685,843
Total revenues		1,627,257,689	1,343,440,196	1,097,353,393	156,919,448
Operating costs and expenses:
Operating costs (including purchases from related parties of RMB 1,574,642, RMB 1,185,014 and RMB 45,531 (USD 6,511) for the years ended December 31, 2023, 2024 and 2025, respectively)	19, 22	(947,438,814)	(822,587,314)	(714,394,432)	(102,157,045)
Selling and marketing expenses (including services from related parties of RMB 1,276,474, RMB 802,606 and RMB 2,778,142 (USD 397,269) for the years ended December 31, 2023, 2024 and 2025, respectively)	22	(71,618,033)	(67,585,059)	(54,784,569)	(7,834,089)
General and administrative expenses		(208,433,678)	(182,551,094)	(130,461,846)	(18,655,796)
Other operating expenses		(11,704,553)	(7,090,463)	(51,731,476)	(7,397,503)
Impairment of goodwill		-	(81,008,000)	(66,491,000)	(9,508,087)
Impairment of indefinite-lived intangible asset		(16,027,000)	(39,072,000)	(17,331,000)	(2,478,300)
Other general expenses		(63,556,586)	(41,769,330)	(82,874,510)	(11,850,897)
Total operating costs and expenses		(1,318,778,664)	(1,241,663,260)	(1,118,068,833)	(159,881,717)
Other operating income		27,169,901	60,147,558	77,371,724	11,064,009
Income from operations		335,648,926	161,924,494	56,656,284	8,101,740
Interest income (including interest income from related parties of RMB 465,500, RMB 395,694 and RMB 302,195 (USD 43,213) for the years ended December 31, 2023, 2024 and 2025, respectively)	22	41,371,162	40,072,068	37,806,975	5,406,326
Interest expenses		(14,053,841)	(6,310,152)	(7,644,628)	(1,093,167)
(Loss) gains on equity securities held		(5,378,104)	(14,953,679)	5,000,000	714,990
Other income, net		22,783,715	16,474,064	113,255,005	16,195,250
Income before income taxes and share of losses in equity method investments		380,371,858	197,206,795	205,073,636	29,325,139
Income tax expense	20	(118,452,255)	(88,726,969)	(45,880,022)	(6,560,756)
Income before share of (loss) income in equity method investments		261,919,603	108,479,826	159,193,614	22,764,383
Share of (loss) income in equity method investments, net of tax		(1,392,002)	(1,165,474)	4,163,620	595,390
Net income		260,527,601	107,314,352	163,357,234	23,359,773
Net loss attributable to noncontrolling interests		8,788,707	2,687,878	3,434,790	491,168
Net income attributable to ordinary shareholders		269,316,308	110,002,230	166,792,024	23,850,941

Earnings per share
Class A ordinary shares-basic and diluted	24	2.64	1.08	1.65	0.24
Class B ordinary shares-basic and diluted	24	2.64	1.08	1.65	0.24

Weighted average shares outstanding
Class A ordinary shares-basic and diluted	24	67,321,003	66,776,243	66,366,641	66,366,641
Class B ordinary shares-basic and diluted	24	34,762,909	34,762,909	34,762,909	34,762,909

Other comprehensive income (loss), net of tax	18
-Foreign currency translation adjustments		672,112	(22,374,019)	5,059,836	723,547
-Unrealized (losses) income on available-for-sale investments		(2,934)	6,000	-	-

Other comprehensive income (loss), net of tax		669,178	(22,368,019)	5,059,836	723,547

Comprehensive income, net of tax		261,196,779	84,946,333	168,417,070	24,083,320
Comprehensive loss attributable to noncontrolling interests		8,788,707	2,687,878	3,434,790	491,168
Comprehensive income attributable to ordinary shareholders		269,985,486	87,634,211	171,851,860	24,574,488

The accompanying notes are an integral part of these consolidated financial statements.

GreenTree Hospitality Group Ltd.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in Renminbi, except for number of shares, unless otherwise stated)

										Total Green
								Retained	Accumulated	Tree Hospitality
	Class A		Class A		Class B		Additional	Earnings	Other	Group Ltd.
	Ordinary Shares		Treasury Stock		Ordinary Shares		Paid-in	(accumulated	Comprehensive	Shareholders’	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	losses)	Income	Equity	Interests	Equity
Balance at January 1, 2023	68,286,954	222,587,070	(870,908)	(16,971,057)	34,762,909	115,534,210	2,080,450,699	(817,544,056)	27,732,104	1,611,788,970	46,603,922	1,658,392,892
Effect of adoption of ASU2016-03	-	-	-	-	-	-	-	(20,112,051)	-	(20,112,051)	-	(20,112,051)
Net income	-	-	-	-	-	-	-	269,316,308	-	269,316,308	(8,788,707)	260,527,601
Repurchase of ordinary share	-	-	(635,434)	(19,706,775)	-	-	-	-	-	(19,706,775)	-	(19,706,775)
Business combinations under common control	-	-	-	-	-	-	(399,800,000)	-	-	(399,800,000)	-	(399,800,000)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	672,112	672,112	-	672,112
Unrealized gains on available-for-sale investments	-	-	-	-	-	-	-	-	(2,934)	(2,934)	-	(2,934)
Share-based compensation	-	-	-	-	-	-	62,650	-	-	62,650	-	62,650
Balance at December 31, 2023	68,286,954	222,587,070	(1,506,342)	(36,677,832)	34,762,909	115,534,210	1,680,713,349	(568,339,799)	28,401,282	1,442,218,280	37,815,215	1,480,033,495

GreenTree Hospitality Group Ltd.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in Renminbi, except for number of shares, unless otherwise stated)

(continued)

										Total Green
								Retained	Accumulated	Tree Hospitality
	Class A		Class A		Class B		Additional	Earnings	Other	Group Ltd.
	Ordinary Shares		Treasury Stock		Ordinary Shares		Paid-in	(accumulated	Comprehensive	Shareholders’	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	losses)	Income	Equity	Interests	Equity
Balance at December 31, 2023	68,286,954	222,587,070	(1,506,342)	(36,677,832)	34,762,909	115,534,210	1,680,713,349	(568,339,799)	28,401,282	1,442,218,280	37,815,215	1,480,033,495
Net income	-	-	-	-	-	-	-	110,002,230	-	110,002,230	(2,687,878)	107,314,352
Distribution to the shareholders	-	-	-	-	-	-	(70,176,000)	-	-	(70,176,000)	(869,400)	(71,045,400)
Purchase of noncontrolling interests	-	-	-	-	-	-	(566,000)	-	-	(566,000)	(400,000)	(966,000)
Repurchase of ordinary share	-	-	(19,030)	(365,284)	-	-	-	-	-	(365,284)	-	(365,284)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	(22,374,019)	(22,374,019)	-	(22,374,019)
Unrealized gains on available-for-sale investments	-	-	-	-	-	-	-	-	6,000	6,000	-	6,000
Share-based compensation	-	-	-	-	-	-	923	-	-	923	-	923
Balance at December 31, 2024	68,286,954	222,587,070	(1,525,372)	(37,043,116)	34,762,909	115,534,210	1,609,972,272	(458,337,569)	6,033,263	1,458,746,130	33,857,937	1,492,604,067

GreenTree Hospitality Group Ltd.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Amounts in Renminbi, except for number of shares, unless otherwise stated)

(continued)

										Total Green
								Retained	Accumulated	Tree Hospitality
	Class A		Class A		Class B		Additional	Earnings	Other	Group Ltd.
	Ordinary Shares		Treasury Stock		Ordinary Shares		Paid-in	(accumulated	Comprehensive	Shareholders’	Noncontrolling	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	losses)	Income	Equity	Interests	Equity
Balance at December 31, 2024	68,286,954	222,587,070	(1,525,372)	(37,043,116)	34,762,909	115,534,210	1,609,972,272	(458,337,569)	6,033,263	1,458,746,130	33,857,937	1,492,604,067
Net income	-	-	-	-	-	-	-	166,792,024	-	166,792,024	(3,434,790)	163,357,234
Distribution to the shareholders	-	-	-	-	-	-	(43,022,395)	-	-	(43,022,395)	-	(43,022,395)
Disposal of subsidiaries	-	-	-	-	-	-	-	-	-	-	1,179,813	1,179,813
Repurchase of ordinary shares	-	-	(627,166)	(11,011,747)	-	-	-	-	-	(11,011,747)	-	(11,011,747)
Foreign currency translation adjustments	-	-	-	-	-	-	-	-	5,059,836	5,059,836	-	5,059,836
Balance at December 31, 2025	68,286,954	222,587,070	(2,152,538)	(48,054,863)	34,762,909	115,534,210	1,566,949,877	(291,545,545)	11,093,099	1,576,563,848	31,602,960	1,608,166,808
Balance at December 31, 2025 (USD)		31,829,528		(6,871,754)		16,521,172	224,070,852	(41,690,458)	1,586,292	225,445,632	4,519,163	229,964,795

The accompanying notes are an integral part of these consolidated financial statements.

GreenTree Hospitality Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD

Operating activities:
Net income	260,527,601	107,314,352	163,357,234	23,359,773
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	116,870,237	115,746,538	88,932,780	12,717,218
Impairment of goodwill	-	81,008,000	66,491,000	9,508,087
Impairment of indefinite-lived intangible assets	16,027,000	39,072,000	17,331,000	2,478,300
Impairment of long-lived assets	40,559,449	12,600,000	20,893,149	2,987,681
Noncash lease expense	271,156,173	263,911,503	246,116,498	35,194,191
Losses (gains) from disposal of subsidiaries	1,223,952	(488,227)	5,399,022	772,050
Gains from disposal of equity securities	-	-	(164,007,612)	(23,452,777)
Gains from early termination of operating leases	-	-	(52,949,738)	(7,571,712)
Allowances for credit losses	38,858,275	56,241,392	81,698,368	11,682,711
Losses (gains) on equity securities held	6,998,104	14,953,679	(5,000,000)	(714,990)
Losses (gains) on disposal of property, plant and equipment	2,166,990	(25,338,789)	35,565,640	5,085,819
Foreign exchange (gains) losses, net	(372,186)	(27,497,303)	30,801,965	4,404,622
Deferred taxes	(2,423,339)	(18,840,322)	(15,068,107)	(2,154,711)
Other non-cash (income) expenses	(4,554,719)	2,644,112	(4,163,620)	(595,390)

Changes in operating assets and liabilities:
Accounts receivable	(5,359,275)	(4,015,520)	3,471,625	496,436
Inventories	4,764,959	14,618,912	1,959,310	280,178
Amounts due from related parties	8,372,296	(1,416,495)	1,032,243	147,609
Other current assets	(47,920,887)	(3,067,256)	1,901,317	271,885
Other assets	17,250,340	3,725,971	8,481,614	1,212,855
Accounts payable	(50,451,092)	(3,021,869)	(18,962,750)	(2,711,637)
Amounts due to related parties	(5,406,910)	1,151,882	55,926	7,997
Salary and welfare payable	(3,010,962)	(7,916,485)	(4,452,881)	(636,754)
Deferred revenue	(33,539,045)	(42,787,510)	(47,846,198)	(6,841,915)
Advance from customers	(3,211,266)	3,305,355	(3,664,385)	(524,000)
Accrued expenses and other current liabilities	26,174,961	3,161,614	60,924,816	8,712,133
Income tax payable	32,861,850	(23,195,720)	(16,746,673)	(2,394,742)
Unrecognized tax benefits	28,569,943	57,946,428	17,858,529	2,553,736
Operating lease liabilities	(256,017,527)	(247,702,691)	(234,674,168)	(33,557,960)
Other long-term liabilities	(5,065,347)	1,264,213	(3,462,443)	(495,123)
Net cash generated from operating activities	455,049,575	373,377,764	281,273,461	40,221,570

Investing activities:
Prepayments and purchases of property, plant and equipment	(87,764,045)	(79,582,039)	(261,153,578)	(37,344,465)
Purchases of intangible assets	(740,406)	(37,057)	-	-
Proceeds from disposal of property, plant and equipment	2,951,611	139,900,865	429,141	61,366
Purchases of short-term investments	(262,680,045)	-	-	-
Proceeds from maturities of short-term investments	167,009,370	417,701,142	10,475	1,498
Purchases of long-term time deposits	(63,340,000)	(222,230,000)	-	-

GreenTree Hospitality Group Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Investing activities (continued):
Purchases of long-term investments	-	(10,400,000)	-	-
Proceeds from disposal of equity securities	-	21,812,329	188,059,939	26,892,214
Proceeds from disposal of subsidiaries	37,800,000	2,807,500	-	-
Loans to related parties	-	(858,000)	-	-
Repayment of loans from related parties	-	363,347	1,964,624	280,937
Repayment of loans from third parties	14,553,007	5,900,000	-	-
Loans to franchisees	(22,643,066)	(14,323,813)	(15,275,441)	(2,184,359)
Repayment of loans from franchisees	121,145,169	84,337,321	23,188,484	3,315,909
Net cash (used in) generated from investing activities	(93,708,405)	345,391,595	(62,776,356)	(8,976,900)

Financing activities:
Distribution to the shareholders (Note 1)	-	(70,936,321)	(43,022,395)	(6,152,121)
Repurchase of ordinary shares	(19,706,775)	(365,284)	(5,327)	(762)
Proceeds from bank loans	174,000,000	200,000,000	-	-
Repayment of bank loans	(458,300,000)	(117,200,000)	(400,000)	(57,199)
Loan from non-controlling interest	272,500	-	-	-
Purchase of noncontrolling interests	-	(966,000)	-	-
Net cash (used in) generated from financing activities	(303,734,275)	10,532,395	(43,427,722)	(6,210,082)
Effect of exchange rate changes on cash and cash equivalents and restricted cash	32,086	4,299,472	(21,832,297)	(3,121,976)
Net increase in cash and cash equivalents and restricted cash	57,638,981	733,601,226	153,237,086	21,912,612
Cash and cash equivalents and restricted cash at the beginning of the year	733,961,731	791,600,712	1,525,201,938	218,100,976
Cash and cash equivalents and restricted cash at the end of the year	791,600,712	1,525,201,938	1,678,439,024	240,013,588
Supplemental disclosure of cash flow information:
Interest paid	(14,053,841)	(7,880,777)	(7,771,545)	(1,111,316)
Income taxes paid (i)	(61,735,423)	(82,576,531)	(56,820,441)	(8,125,215)
Supplemental disclosure of non-cash investing and financing activities:
Shares received from Argyle	-	-	11,006,420	1,573,897
Reconciliation of cash, cash and equivalents and restricted cash
Cash and cash equivalents	765,547,547	1,490,235,562	1,652,179,474	236,258,523
Restricted cash, current	6,576,906	16,096,476	7,389,650	1,056,706
Restricted cash, non-current	19,476,259	18,869,900	18,869,900	2,698,360
Total cash, cash and equivalents and restricted cash shown in the statements of cash flows	791,600,712	1,525,201,938	1,678,439,024	240,013,588

(i)	For the year ended December 31, 2025, income taxes paid amounted to RMB56,820,441 (USD8,125,215) in Chinese mainland, and nil in jurisdictions outside Chinese mainland.

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

On August 15, 2024, the Company announced that its board of directors approved the payment of a cash dividend of USD 0.10 per ordinary share, and the total amount of cash distributed for the dividend was USD 10,154,352 (equivalent to RMB 70,176,000), which was paid in October 2024.

On September 30, 2025, the Company announced that its board of directors approved the payment of a cash dividend of USD 0.06 per ordinary share, and the total amount of cash distributed for the dividend was USD 6,053,864 (equivalent to RMB 43,022,395), which was paid in November 2025.

During the years ended December 31, 2023, 2024 and 2025, the Company repurchased 635,434, 19,030 and 420 Class A ordinary shares from the open market, with cash consideration of RMB 19,706,775, RMB 365,284 and RMB 5,327 (USD 762), respectively.

The principal business activities of the Group are to develop leased-and-operated and franchised-and-managed economy hotels and restaurants under the “GreenTree”, “Da Niang” and “Lu Gang” (or “Bellagio”) brands in the People’s Republic of China (“PRC”). The Group’s major direct and indirect invested subsidiaries consist of the following as of December 31, 2025:

Major subsidiaries	Percentage of Ownership	Date of Incorporation, Merger or Acquisition	Place of Incorporation	Major Operation

GreenTree Inns Hotel (Shanghai) Management, Inc.	100%	November 30, 2004	PRC	Hotel management
GreenTree Inns Hotel (China) Management, Inc.	100%	June 30, 2005	PRC	Hotel management
Shiruide Hotel Management (Shanghai) Co., Ltd.	100%	February 16, 2009	PRC	Hotel management
GreenTree Suites Management Corp (“GreenTree Suites”)	100%	June 30, 2009	Cayman Islands	Investment holding
Pacific Hotel Investment, Inc.(“PHI”)	100%	June 30, 2009	Samoa	Investment holding
GreenTree Inns Hotel Management Group, Inc. (“GreenTree Samoa”)	100%	October 28, 2010	Samoa	Investment holding
GreenTree Hotels (Hong Kong), Limited.	100%	February 17, 2011	Hong Kong	Investment holding
Shanghai Evergreen Technology Co., Ltd. (“Shanghai Evergreen”)	100%	October 20, 2011	PRC	Information technology services
Shanghai Jingjia Hotel Co., Ltd.	100%	February 15, 2017	PRC	Hotel management
Shanghai Sipei Technology Co., Ltd. (“Shanghai Sipei”)	100%	October 20, 2011	PRC	Information technology services
Da Niang Dumpling Catering Group Co., Ltd.	100%	April 30, 2017	PRC	Restaurant management
Huge Cyber Ltd.	84%	August 21, 2020	Hong Kong	Restaurant management
Bellagio (Shanghai) Catering Management Co., Ltd.	84%	August 21, 2020	PRC	Restaurant management
Bellagio (Beijing) Catering Management Co., Ltd.	84%	August 21, 2020	PRC	Restaurant management

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Franchised-and-managed hotels

The Group enters into franchise arrangements with property owners or franchisees who lease hotel properties from property owners for which the Group is not responsible for employee recruitment and compensation, except for the general manager of most franchised-and-managed hotels. Under a typical franchise agreement, the franchisee is required to pay an initial franchise fee and recurring franchise management fees equal to a certain percentage of the revenues of the hotel. The franchisee is responsible for the costs of hotel development and customization and the costs of its operations. The term of the franchise agreement is usually 5 to 20 years and is renewable only upon a mutual agreement between the Group and the franchisee.

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

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

The Group bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for credit losses of financial instruments, fair value measurement and impairment of investments, the useful lives and impairment of property, plant and equipment and intangible assets, valuation allowance for deferred tax assets, impairment of goodwill and indefinite-lived intangible asset, average life of memberships, estimates involved in the accounting for its membership program and discount rate used to measure lease liabilities.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and demand deposits placed with commercial banks or other financial institutions and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less. All cash and cash equivalents are unrestricted as to withdrawal and use.

Restricted cash

Restricted cash comprise of deposits pledged with banks as security in relation to the guarantees for prepaid cards and deposits restricted due to lawsuits.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Investments in equity securities

The Group accounts for its investments in equity securities in accordance with ASC Subtopic 321, Investments – Equity Securities (“ASC 321”). These securities have readily determinable fair values and are generally held for resale in anticipation of short-term market movements and therefore the Group classifies them as investment in equity securities in current assets which are carried at fair value at each balance sheet date. Gains and losses unrealized are included in “(Loss) gains on equity securities held ” in the consolidated statements of comprehensive income.

Long-term time deposits

Long-term time deposits comprise of deposits placed with certain bank with a maturity of one to three years. Unrealized gains from long-term time deposit of RMB 4,485,000, RMB 6,411,249 and RMB 7,300,400 (USD 1,043,943) were recognized for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2024 and 2025, RMB 285,570,000 and RMB 285,570,000 (USD 40,835,967), respectively, was pledged with banks as security in relation to the guarantee for the long-term bank loans and restricted to use (Note 14).

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Investments in equity securities that have readily determinable fair values (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) are measured at fair value, with unrealized gains and losses from fair value changes recognized in “(Loss) gains on equity securities held” in the consolidated statements of comprehensive income.

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

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Accounts receivable, net

Accounts receivable are carried at the original invoice amounts less allowances for credit losses and the charges to the allowances are recorded as “General and administrative expenses” in the consolidated statements of comprehensive income. On January 1, 2023, the Group adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The adoption of the guidance resulted in a cumulative-effect adjustment to increase the opening balance of accumulated losses on January 1, 2023, by RMB 20,112,051, primarily with respect to the allowance for credit losses for loans receivable and accounts receivable. After the adoption of ASU 2016-13, the allowance for credit losses for accounts receivable is based upon the current expected credit losses (“CECL”) model. The CECL model requires an estimate of the credit losses expected over the life of accounts receivable since initial recognition, and accounts receivable with similar risk characteristics are grouped together when estimating CECL. In assessing the CECL, the Group applies a roll rate-based method that considers historical collectability based on past due status, the age of the balances, credit quality of the Group’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Group’s ability to collect from customers.

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

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the identifiable assets acquired less liabilities assumed of an acquired business. Goodwill arose from business combinations is not amortized but instead tested for impairment at the reporting unit level at least annually, or more frequently if certain circumstances indicate a possible impairment may exist. A reporting unit is an operating segment or one level below the operating segment. As of December 31, 2024 and 2025, the Group has three reporting units, consisting of hotel business, Da Niang business and Bellagio business.

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

Impairment of long-lived assets

The Group evaluates the recoverability of its long-lived assets for impairment individually or as a group at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of the other assets and liabilities. Whenever events or changes in circumstances indicate that their carrying amount may not be recoverable, the Group compares the carrying amount of the asset (or group of assets) to the sum of future undiscounted net cash flows expected to result from the use of the asset (or group of assets) and its eventual disposition. If the carrying amount is higher than the sum of undiscounted future cash flows, an impairment loss is measured based on the excess of the carrying amount of the asset (or group of assets) over its fair value and recorded in “Other general expenses” in the consolidated statements of comprehensive income. The carrying amount of the asset (or the long-lived assets in the asset group on a pro rata basis using the relative carrying amounts is reduced to the extent not lower than the fair value of the asset. The adjusted carrying amounts after an impairment charge represent the new cost basis and is depreciated over the remaining useful lives. Fair values of the long-lived assets (or groups of assets) were estimated by the Group based on the income approach using the discounted cash flow associated with the underlying assets, which were classified as level 3 inputs under the fair value hierarchy. In consideration of the operating losses of certain hotels, the Group recognized impairment losses of RMB 40,559,449, RMB 12,600,000 and RMB 20,893,149 (USD 2,987,681) for the years ended December 31, 2023, 2024 and 2025, respectively, which were all charged to the long-lived assets (excluding indefinite-lived intangible asset, Note 10) in hotel business segment.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

Leased and operated hotel revenues

Revenues from leased-and-operated hotels are derived from hotel operations primarily including the rental of rooms. Each of these services represent an individual performance obligation and, in exchange for these services, the Group receives fixed amounts based on fixed rates or fixed standalone selling price. Revenue is recognized when rooms are occupied when the respective performance obligations are satisfied.

Sublease rental revenues are derived from subleasing partial space of the leased-and-operated hotels to third-parties. In accordance with the provisions of ASC Topic 842, Leases (“ASC 842”) since the Group has not been relieved as the primary obligor of the head lease, the Group cannot net the sublease income against its lease payment to calculate the lease liability and right-of-use (“ROU”) asset. The Group records sub-lease rental revenue over the term of the subleases on a straight-line basis. The sublease rental revenue included in leased-and-operated hotels revenue amounted to RMB 102,194,590, RMB 90,666,129 and RMB 63,433,911 (USD 9,070,929) for the years ended December 31, 2023, 2024 and 2025, respectively.

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

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

In addition, the Group designates hotel managers to certain hotels and accounts for hotel manager fees related to the hotels under the franchise program as revenues. Pursuant to the franchise-and-management agreements, the Group charges the franchisees fixed hotel manager fees to compensate the Group for the franchised-and-managed hotel managers’ salaries, social welfare benefits and certain other out-of-pocket expenses as incurred. During the years ended December 31, 2023, 2024 and 2025, the hotel manager fees that were recognized as part of franchised-and-managed hotels revenue were RMB 134,798,805, RMB 121,522,458 and RMB 113,814,539 (USD 16,275,263), respectively.

Franchise and managed restaurant revenues

Franchise and managed restaurant revenues consist of initial one-time non-refundable franchise fees and continuing franchise fees. The one-time franchise fees are fixed consideration payable upon submission of a franchise application or renewal and are recognized on a straight-line basis over the initial or renewal term of the franchise agreements. Such revenues have been insignificant during the presented periods. The Group does not consider this advance consideration to include a significant financing component, since it is used to protect the Group from the franchisees failing to adequately complete some or all of its obligations under the contract. Continuing franchise fees are based upon a percentage of franchisee sales, as those sales occur. The continuing fees represent variable consideration, as the transaction price is based on a percentage of underlying service revenue recognized by the franchisees’ operations. The Group recognizes continuing franchise fees monthly over the term of the agreement as those amounts become payable.

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

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Membership points earned by members represent a material right to free or discounted goods or services in the future. The membership program has one performance obligation that consists of marketing and managing the program and arranging for award redemptions by members. The amount of revenue the Group recognize upon point redemption is impacted by the estimate of the “breakage” for points that members will never redeem, which amount were included in revenues from leased and operated hotel or revenues from franchised and managed hotels depending on the type of hotels the membership was sold at. The Group estimates breakage based on the Group’s historical experience and expectations of future member behavior and will true up the estimated breakage at end of each period. The Group recognizes revenue net of reimbursement paid to franchisees as its performance obligation is to facilitate the transaction between the member and the franchised and managed hotels.

PRC Value-Added Taxes and related tax surcharges

The accommodation services of the Group are subject to 6% of Value-Added Taxes (“VAT”) and the restaurant services of the Group are subject to 13% of VAT. Revenues are recorded net of VAT.

The Group is subject to education surtax and urban maintenance and construction tax, on the services provided in the PRC.

Advertising and promotional expenses

Advertising related expenses, including promotion expenses and production costs of marketing materials, are charged to the consolidated statements of comprehensive income as incurred, and amounted to RMB 24,170,599, RMB 22,872,580 and RMB 25,367,195 (USD 3,627,461) for the years ended December 31, 2023, 2024 and 2025, respectively.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Government subsidies

Government subsidies are received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. Such subsidies allow the Group full discretion to utilize the funds and are used by the Group for general corporate purposes. During the years ended December 31, 2023, 2024 and 2025, the Group received financial subsidies of RMB 13,076,243, RMB 8,075,235 and RMB 14,806,814 (USD 2,117,346), respectively, from various local PRC government authorities. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. Such amounts are recorded as other operating income when received as the amount of the subsidies and the timing of payment are determined solely at the discretion of the relevant government authorities and there is no assurance that the Group will continue to receive any or similar subsidies in the future.

Interest

Interest income is mainly generated from bank deposits and other interest earning financial assets and is recognized on an accrual basis using the effective interest method.

Leases

The Group leases properties from property owners. In evaluating whether an agreement constitutes a lease. the Group reviews the contractual terms to determine which party obtains both the economic benefits and control of the assets at the inception of the contract. The Group categorizes leases with contractual terms longer than twelve months as either operating or finance lease at the commencement date of a lease. However, the Group has no finance leases for any of the periods presented. The Group recognizes a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset for the lease term. The lease term is based on the non-cancellable term of the lease and may contain options to extend the lease when it is reasonably certain that the Company will exercise the option. Lease liabilities are recognized at commencement date based on the present value of fixed lease payments over the lease term using the rate implicit in the lease, if available, or the Group’s incremental borrowing rate. As the Group’s leases do not provide an implicit borrowing rate, the Group uses an incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at the commencement date. Current maturities of operating lease liabilities are classified as operating lease liabilities, current in the Group’s consolidated balance sheets. Most leases have initial terms ranging from 5 to 20 years. The Group’s lease agreements may include non-lease components, mainly common area maintenance, which are combined with the lease components as the Group elects to account for these components as a single lease component, as permitted. Besides, the Group’s lease payments are fixed. Lease expense for fixed lease payments is recognized on a straight-line basis over the lease term. The Group’s lease agreements do not contain any significant residual value guarantees or restricted covenants.

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

The Group reassesses of a contract is or contains a leasing arrangement and re-measures ROU assets and liabilities upon modification of the contract. The Group will derecognize ROU assets and liabilities, with difference recognized in the consolidated statements of comprehensive income on the contract termination.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

The Group estimates its liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit or appeal or litigation process. The actual benefits ultimately realized may differ from the Group’s estimates. As each tax audit is concluded, adjustments, if any, are recorded in the Group’s financial statements. Additionally, in future periods, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. The Group has elected to include interest and penalties related to an uncertain tax position in “income tax (expense) benefit” in the consolidated statements of comprehensive income.

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

Monetary assets and liabilities denominated in currencies other than the applicable functional currencies are translated into the functional currencies at the prevailing rates of exchange at the balance sheet date. Nonmonetary assets and liabilities are re-measured into the applicable functional currencies at historical exchange rates. Transactions in currencies other than the applicable functional currencies during the year are converted into the functional currencies at the applicable rates of exchange prevailing on the transaction dates. Transaction gains and losses are recognized in “other income, net” in the consolidated statements of comprehensive income. The Group recorded net foreign currency transaction gain of RMB 10,757,354 and RMB 16,474,064 for the years ended December 31, 2023 and 2024, and foreign currency transaction loss of RMB 45,830,117 (USD 6,553,620) for the year ended December 31, 2025, respectively.

Assets and liabilities are translated into RMB at the exchange rate at the balance sheet date. Equity accounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive (loss) income in the consolidated statements of comprehensive income.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Convenience translation

Translations of amounts from RMB into U.S. dollars into U.S. dollars are solely for the convenience of the reader and were calculated at the noon buying rate of USD 1 to RMB 6.9931 on December 31, 2025, as set forth in H.10 statistical release of the Federal Reserve Board. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on December 31, 2025, or at any other rate.

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

The carrying values of other financial instruments, which consist of cash and cash equivalents, time deposits, accounts receivable, current portion of loans receivable, accounts payable, and short-term bank loans approximate their fair value due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Fair value measurement (continued)

Assets and Liabilities Measured at Fair Value on a recurring basis (continued)

The following table summarizes the Group’s financial assets and liabilities measured and recorded at fair value as of December 31, 2024 and 2025 on a recurring basis:

		Fair Value Measurements at Reporting Date Using
	As of December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	2024	(Level 1)	(Level 2)	(Level 3)
Short-term investments
Wealth management products	10,475	-	10,475	-
Long-term investments
Equity securities with readily determinable fair value	28,355,681	28,355,681	-	-
Available-for-sale debt investment	103,709,272	-	-	103,709,272
Total	132,075,428	28,355,681	10,475	103,709,272

		Fair Value Measurements at Reporting Date Using
	As of December 31,	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	2025	(Level 1)	(Level 2)	(Level 3)
Long-term investments
Available-for-sale debt investment	103,709,272	-	-	103,709,272
Total	103,709,272	-	-	103,709,272

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Fair value measurement (continued)

Assets and Liabilities Measured at Fair Value on a recurring basis (continued)

Reconciliations of assets and liabilities categorized within Level 3 under the fair value hierarchy are as follows:

Available-for- sale debt investment

January 1, 2024	103,703,272
Net unrealized fair value change recognized in other comprehensive income	6,000
December 31, 2024	103,709,272
Net unrealized fair value change recognized in other comprehensive income	-
December 31, 2025	103,709,272
December 31, 2025 (USD)	14,208,112

Significant Unobservable Inputs

Financial Assets	Unobservable Input	Inputs as of December 31, 2024	Inputs as of December 31, 2025

Available-for-sale debt investment	WACC	11%	12%
	Discount for lack of marketability	39%	36%
	Expected volatility	43%	33%

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

Employee benefits

The full-time employees of the Group’s PRC subsidiaries participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to employees. Chinese labor regulations require that the PRC subsidiaries of the Group to make contributions to the government for these benefits beyond the contribution made. The total amounts for such employee benefits, which were expensed as incurred, amounted to RMB 54,737,023, RMB 49,181,636 and RMB 37,292,831 (USD 5,332,804) for the years ended December 31, 2023, 2024 and 2025, respectively.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Earnings per share

Class A and Class B ordinary shares have the same rights with regard to dividends and distributions upon liquidation of the Group. Net income is allocated on a pro rata basis to the Class A and Class B ordinary shares to the extent that each class shares in income for the period. Basic earnings per share for each class of ordinary shares is computed by dividing net income attributable to that class by the weighted average number of ordinary shares outstanding of that class for the period. Diluted earnings per share is calculated by dividing net income attributable to the Class A and Class B ordinary shares as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary share equivalents are excluded from the computation of diluted per share if their effects would be anti-dilutive.

Concentration of credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash and cash equivalents, restricted cash, long-term deposits, accounts receivable, amounts due from related parties and loans receivable. As of December 31, 2024, the Group had RMB 1,682,703,645 and RMB 128,078,768 of cash and cash equivalents and restricted cash and long-term time deposits that are held by financial institutions in the PRC and outside of the PRC, respectively. As of December 31, 2025, the Group had RMB 1,783,979,317 (USD 255,105,649) and RMB 180,037,563 (USD 25,745,029) of cash and cash equivalents and restricted cash and long-term time deposits that are held by financial institutions in the PRC and outside of the PRC, respectively. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

The Group conducts credit evaluations on its customers and generally does not require collateral or other security from such customers. The Group periodically evaluates the creditworthiness of the existing customers in determining an allowance for credit losses primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

The Group made loans to third-parties and related parties under loan agreements and is exposed to credit risk in case of defaults by the debtors. The maximum amount of loss due to credit risk is limited to the total outstanding principal plus accrued interest on the balance sheet date. As of December 31, 2024 and 2025, there were RMB 460,249,212 and RMB 450,846,929 (USD 64,470,253) of loans receivable outstanding, respectively. The Group evaluates and monitors the credit worthiness of the debtors and records an allowance for credit losses based on an assessment of the payment history, the existence of collateral, current information and events, and the facts and circumstances around the credit risk of the debtor.

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

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Exchange Rate Risk

The functional currency of the Company is USD, and the reporting currency is RMB. Since July 21, 2005, RMB has been permitted by the PRC government to fluctuate within a managed band against a basket of certain foreign currencies. The appreciation of the USD against the RMB was approximately 2.94% and 2.81%, in 2023 and 2024 respectively. The depreciation of the USD against the RMB was approximately 4.19% in 2025. Any significant revaluation of RMB may materially and adversely affect the cash flows, operating results and financial position of the Group. As a result, an appreciation of RMB against USD would result in foreign currency translation loss when translating the net assets of the Group from USD into RMB.

Recent Accounting Pronouncements

New accounting standards which have been adopted

In December 2023, the FASB issued ASU 2023-09, Improvements to income tax disclosures (“ASU 2023-09”), which requires entities to provide additional information in the rate reconciliation and additional disclosures about income taxes paid. The ASU 2023-09 also eliminates certain existing requirements related to uncertain tax positions and unrecognized deferred tax liabilities and replaces the term “public entity” with “public business entity” (PBE) in ASC 740. The Group adopted ASU 2023-09 during the year ended December 31, 2025 on a prospective basis, and such adoption did not have a material impact on the consolidated financial statements. See Note 20 for further information.

New accounting standards which have not yet been adopted

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

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”), which provide (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. An entity can elect a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the assets when estimating expected credit losses. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. This ASU should be applied prospectively. The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities (“ASU 2025-10”), to improve generally accepted accounting principles by establishing authoritative guidance on the accounting for government grants received by business entities. The amendments establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The guidance is effective for fiscal years beginning after December 15, 2028, with early adoption permitted, and it can be applied using one of the following approaches: (1) a modified prospective approach; (2) a modified retrospective approach and (3) a retrospective approach to all government grants. The Group is currently evaluating the impact of this new standard on its consolidated financial statements.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

3. BUSINESS COMBINATIONS

Common control acquisition in 2023:

In March 2023, the Group completed acquisition of Da Niang Dumpling Catering Group Co., Ltd. (“Da Niang”) and Huge Cyber Ltd (“Bellagio”) and their subsidiaries, two restaurant chain businesses in China (collectively, the “Restaurant Business”) from GreenTree Inns Hotel Management Group, Inc. (“GTI”) with a total consideration amounting RMB 399,800,000, which effectively settled the amounts of RMB 326,440,000, RMB 28,278,520 and RMB 45,081,480 due from GTI, Beifu Hongkong Industrial Co, Limited (“Beifu HK”) and Shanghai Aotao Industrial Co., Ltd (together with its subsidiaries and VIE, known as “Aotao”), respectively. Before and after the acquisition, the Restaurant Business and the Group were both ultimately controlled by GTI. Thus, the acquisition was accounted for as business combinations under common control using the pooling-of-interests method. The Group as the receiving entity recast its comparative consolidated financial statements for the prior periods as if the Restaurant Business was part of the Group since the inception of common control. Assets and liabilities received were recorded at historical carrying amounts of the Restaurant Business on the date of the transfer with no gain or losses recorded. The only goodwill that is recognized is any existing goodwill relating to the acquired business.

4. DECONSOLIDATIONS AND DISPOSAL OF ARGYLE

Deconsolidation of Argyle

The Group became the major shareholder of Argyle Beijing and its subsidiaries (“Argyle”) in April 2019. Despite the Group legally holding a 60% equity ownership in Argyle, the Group concluded that starting from June 1, 2022, it lost the power and ability to direct the relevant activities of Argyle in accordance with ASC 810-10-40-4 and ASC 810-10-55-4A. As a result, the Group deconsolidated Argyle, and began to account for its equity interests in Argyle using the measurement alternative method under ASC 321.

In March 2025, the Group entered into the repurchase agreement pursuant to which the Group sold all of its equity interests in Argyle for a consideration of USD15 million (equivalent to RMB108 million) and 626,746 ordinary shares of the Group. All cash consideration and ordinary shares were received in 2025. As of December 31, 2025, the disposal was completed, and the Group recognized a gain on disposal of RMB 114,042,806 (USD 16,307,904) in “Other income, net” in the consolidated statements of comprehensive income.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. REVENUE FROM CONTRACTS WITH CUSTOMERS

Disaggregated Revenues

The following tables present our revenues disaggregated by the type of the services:

	Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Leased and operated revenues	787,814,342	596,640,639	488,174,353	69,808,004
Hotel	490,924,060	437,521,898	381,361,912	54,534,028
Restaurant	296,890,282	159,118,741	106,812,441	15,273,976
Franchise and managed revenues	705,244,948	635,360,312	534,451,868	76,425,600
Hotel	696,321,236	625,072,856	528,472,018	75,570,493
Restaurant	8,923,712	10,287,456	5,979,850	855,107
Wholesales and others	134,198,399	111,439,245	74,727,172	10,685,844
Total	1,627,257,689	1,343,440,196	1,097,353,393	156,919,448

Substantially all revenues are generated in the PRC.

Contract Balances

The Group’s payments from customers are based on the billing terms established in contracts. Customer billings are classified as accounts receivable when the Group’s right to consideration is unconditional. If the right to consideration is conditional on future performance under the contract, the balance is classified as a contract asset. The Group had no contract assets as of December 31, 2024 and 2025.

Payments received in advance of performance under the contract are classified as current or non-current contract liabilities on the Group’s consolidated balance sheets and are recognized as revenue as the Group performs under the contract:

	Years Ended December 31,
	2024	2025	2025
	RMB	RMB	USD
Advance from customers	25,684,437	21,946,599	3,138,322
Deferred revenue-current	175,046,178	169,139,889	24,186,682
Deferred revenue-non-current	176,353,919	134,414,010	19,220,948
Total contract liabilities	377,084,534	325,500,498	46,545,952

The deferred revenue balances above, as of December 31, 2024 and 2025 were comprised of the following:

	Years Ended December 31,
	2024	2025	2025
	RMB	RMB	USD
Initial fees received from franchisees owners	145,314,471	121,584,464	17,386,347
Cash received for membership fees and not recognized as revenue	103,514,777	77,614,234	11,098,688
Cash received for prepaid card and subleases	39,922,504	38,918,849	5,565,321
Deferred revenue related to the membership program	62,648,345	65,436,352	9,357,274
Total deferred revenue	351,400,097	303,553,899	43,407,630

The Group recognized revenues that were previously deferred as contract liabilities of RMB 137,930,826 and RMB 110,603,268 (USD 15,816,057) during the years ended December 31, 2024 and 2025, respectively.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

5. REVENUE FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Revenue Allocated to Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods.

As of December 31, 2025, the Group had RMB 121,584,464 (USD 17,386,347) of deferred revenues related to initial fees received from franchisees owners are expected to be recognized as revenues over the remaining contract periods over one to 30 years. The Group had RMB 77,614,234 (USD 11,098,688) of deferred revenues related to membership fees that are expected to be recognized as revenues over the remaining membership life, which is estimated to be one to five years. The Group had RMB 65,436,352 (USD 9,357,274) of deferred revenues related to unsatisfied performance obligations under Greentree Reward membership program that will be recognized as revenues when the points are redeemed, which is estimated to occur over the next two years. The Group also had RMB 38,918,849 (USD 5,565,321) related to cash received for prepaid card and sublease, which are expected to be recognized as revenues in future periods over the terms of the related contracts within two years.

The Group did not estimate revenues expected to be recognized related to the Group’s unsatisfied performance for the following:

●	Revenues related to on-going management and franchise service fees, as they are considered sales-based royalty fees.

●	Revenues related to central reservation system usage fees, IT system maintenance fees, and reimbursement for hotel manager fee, as the related revenues from the satisfaction of these performance obligations is recognized when the Group is entitled to invoice the amount.

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net is comprised of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
Receivables from franchise and managed hotels	78,125,555	61,730,297	8,827,315
Receivables from third-party merchandisers for sublease rental	11,325,847	12,520,056	1,790,344
Receivable from individual and corporate customers and travel agents	7,392,616	5,108,890	730,562
Receivables from distributors, supermarkets and franchise and managed restaurants	8,489,793	6,190,351	885,208
Less: allowances for credit losses	(5,645,777)	(4,214,100)	(602,608)
Total	99,688,034	81,335,494	11,630,821

The movements in the allowance for credit losses were as follows:

	2023	2024	2025
	RMB	RMB	RMB	USD
Balance of the beginning of the year	8,840,708	3,532,016	5,645,777	807,335
Effect on the opening balance of adoption of ASU 2016-03	1,504,518	-	-	-
Provision	12,377,993	22,708,804	20,629,626	2,949,997
Write-off	(19,191,203)	(20,595,043)	(22,061,303)	(3,154,724)
Balance of the end of the year	3,532,016	5,645,777	4,214,100	602,608

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

7. LOANS RECEIVABLE, NET

Loans receivable, net is comprised of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
Loans receivable, current portion
Franchisees	381,417,382	376,740,608	53,873,190
Third parties	39,000,000	39,000,000	5,576,926
Less: allowances of credit losses	(334,953,915)	(376,942,275)	(53,902,028)
Total	85,463,467	38,798,333	5,548,088

Loans receivable, non-current portion
Franchisees	22,771,354	19,559,368	2,796,952
Less: allowances of credit losses	(7,399,116)	(7,524,543)	(1,075,995)
Total	15,372,238	12,034,825	1,720,957

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

The following table presents the aging of past-due gross loans receivable as of December 31, 2024 and 2025:

	1 to 3 months past due	4 to 6 months past due	7 to 12 months past due	Over 1 year past due	Total
	RMB	RMB	RMB	RMB	RMB
December 31, 2024	34,445,795	32,464,971	55,303,739	266,000,526	388,215,031
December 31, 2025	5,048,385	4,120,609	19,441,513	372,326,957	400,937,464
December 31, 2025 (USD)	721,909	589,239	2,780,099	53,242,047	57,333,294

Movement of allowance for loans receivable for the years ended December 31, 2024 and 2025 are as follows:

	2023	2024	2025
	RMB	RMB	RMB	USD
Balance of the beginning of the year	279,317,673	316,890,848	342,353,031	48,955,832
Effect on the opening balance of adoption of ASU 2016-03	22,176,502	-	-	-
Provision	15,396,673	25,462,183	42,113,787	6,022,191
Balance of the end of the year	316,890,848	342,353,031	384,466,818	54,978,023
Evaluated for impairment on an individual basis	116,302,348	109,047,517	117,253,726	16,767,060

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consists of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
Land	40,972,933	49,781,793	7,118,702
Buildings and plants	562,423,983	570,890,182	81,636,210
Leasehold improvements	651,694,871	577,902,065	82,638,897
Furniture, fixtures and equipment	244,771,734	241,453,078	34,527,331
Motor vehicles	9,476,389	9,163,689	1,310,390
Total	1,509,339,910	1,449,190,807	207,231,530
Less:
Accumulated depreciation	(862,489,629)	(911,724,012)	(130,374,800)

Construction in progress	2,677,929	22,452,162	3,210,616
Property, plant and equipment, net	649,528,210	559,918,957	80,067,346

Depreciation expense was RMB 110,184,167, RMB 110,979,569 and RMB86,990,048 (USD12,439,411) for the years ended December 31, 2023, 2024 and 2025, respectively.

9. INTANGIBLE ASSETS, NET

	As of December 31, 2024
	Gross carrying value	Accumulated amortization	Net carrying value
	RMB	RMB	RMB
Intangible asset with indefinite life:
Da Niang Trademark	64,347,001	-	64,347,001
Finite-lived intangible assets:
Trademarks	21,129,394	(12,600,294)	8,529,100
Technology	4,200,000	(2,310,000)	1,890,000
Network rights	210,755	(209,550)	1,205
Purchased software	29,279,182	(28,875,979)	403,203
Reacquired rights	2,531,418	(2,024,376)	507,042
Others	435,185	(435,185)	-
Total	122,132,935	(46,455,384)	75,677,551

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

9. INTANGIBLE ASSETS, NET (CONTINUED)

	As of December 31, 2025
	Gross carrying value	Accumulated amortization	Net carrying value	Net carrying value
	RMB	RMB	RMB	USD
Intangible asset with indefinite life:
Da Niang Trademark	47,016,001	-	47,016,001	6,723,199
Finite-lived intangible assets:
Trademarks	21,129,394	(13,898,156)	7,231,238	1,034,053
Technology	4,200,000	(2,730,000)	1,470,000	210,207
Purchased software	29,305,597	(28,983,292)	322,305	46,089
Reacquired rights	2,531,418	(2,167,144)	364,274	52,091
Others	644,735	(644,735)	-	-
Total	104,827,145	(48,423,327)	56,403,818	8,065,639

Amortization expense of intangible assets for the years ended December 31, 2023, 2024 and 2025 amounted to RMB 6,686,070, RMB 4,766,969 and RMB1,942,732 (USD 277,807), respectively.

Due to strategic optimization of leased-and-operated restaurants closures for varying reasons in each year, the Group recognized impairment losses of RMB 16,027,000, RMB 39,072,000 and RMB 17,331,000 (USD 2,478,300) for the years ended December 31, 2023, 2024 and 2025, respectively, to Da Niang Trademark in restaurant business segment. The Group evaluated the fair value of Da Niang Trademark using the relief from royalty method with the assistance of a third-party valuer and based on the significant assumptions including royalty rate for the trademark, projected revenue and discount rate, which were classified as level 3 inputs under the fair value hierarchy that involve considerable management judgements. Accordingly, actual results may vary significantly from the Group estimates as they are forward-looking and include assumption about economic trend with uncertain future outcome.

The estimated aggregate amortization expense for each of the five succeeding years is as follows:

Years ending December 31,	RMB	USD
2026	2,193,515	313,668
2027	1,720,250	245,992
2028	1,549,618	221,592
2029	955,433	136,625
2030	547,404	78,278
Thereafter	2,421,598	346,284

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

10. LEASES

The Group has operating leases arrangements for their leased and operated hotels and restaurants.

A summary of supplemental information related to operating leases as of December 31, 2024 and 2025 is as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
Operating lease right-of-use assets	1,328,582,419	1,130,088,595	161,600,520
Operating lease liabilities, current	241,363,244	184,665,265	26,406,782
Operating lease liabilities, non-current	1,215,776,075	1,032,472,822	147,641,650
Total operating lease liabilities	1,457,139,319	1,217,138,087	174,048,432
Right-of-use assets obtained in exchange for operating lease liabilities	150,287,251	367,980,613	52,620,528
Weighted average remaining lease term (in years)	8	9
Weighted average discount rate	4%	4%

Lease expense for all the Group’s operating leases for the years ended December 31, 2023, 2024 and 2025 were RMB 279,301,541, RMB 258,421,629 and RMB 246,116,497(USD35,194,191) respectively.

A summary of maturity of operating lease liabilities under the Group’s non-cancelable operating leases as of December 31, 2025 is as follows:

	As of December 31, 2025
	RMB	USD
2026	196,474,868	28,095,533
2027	173,709,845	24,840,177
2028	145,306,405	20,778,540
2029	139,440,266	19,939,693
2030	129,785,268	18,559,046
Thereafter	698,704,398	99,913,400
Total future lease payments	1,483,421,050	212,126,389
Less: imputed interest	266,282,963	38,077,957
Total operating lease liabilities	1,217,138,087	174,048,432

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2025 were as follows:

	Hotel Business	Da Niang Business	Total
	RMB	RMB	RMB
Balance as of January 1, 2024	29,583,468	147,499,000	177,082,468
Impairment	-	(81,008,000)	(81,008,000)
Balance as of December 31, 2024	29,583,468	66,491,000	96,074,468
Impairment	-	(66,491,000)	(66,491,000)
Disposal of subsidiaries	(3,862,206)	-	(3,862,206)
Balance as of December 31, 2025	25,721,262	-	25,721,262
Balance as of December 31, 2025 (USD)	3,678,092	-	3,678,092

Due to strategic optimization of leased-and-operated restaurants closures for varying reasons, the Group recognized impairment loss of RMB 66,491,000 (USD 9,508,087) for the year ended December 31, 2025, to the goodwill associated with Da Niang Business in restaurant business segment. The fair value of this reporting unit has been determined using the discounted cash flow approach with the assistance of a third-party valuer. The significant assumption used to estimate the fair value of Da Niang business reporting unit included projected revenue and discount rate, which were classified as level 3 inputs under the fair value hierarchy and involve considerable management judgements. The Group recognized RMB 81,008,000 and nil of impairment loss for the years ended 2024 and 2023, respectively.

12. INVESTMENTS

Investments in equity securities with readily determinable fair values

Equity securities with readily determinable fair value represent investments in the equity securities of publicly listed companies, for which the Group does not have significant influence.

Total unrealized and realized gains and losses of investments in equity securities in current assets for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Total net loss recognized	(15,344,616)	(2,544,834)	-	-
Less: Net realized loss on equity securities sold	-	(1,245,632)	-	-
Net unrealized loss recognized on equity securities held	(15,344,616)	(1,299,202)	-	-

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. INVESTMENTS (CONTINUED)

Long-term investments

As at December 31, 2024 and 2025, long-term investments consisted of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
Equity method investments
Shanghai Wiselong Enterprise Management Co., Ltd (“Wiselong”)	27,133,053	32,498,358	4,647,203
Other	15,000,068	11,895,317	1,701,007
Equity securities with readily determinable fair values	28,355,681	-	-
Equity securities without readily determinable fair values	9,826,143	8,826,143	1,262,122
Available-for-sale debt investment	103,709,272	103,709,272	14,830,229
Total	184,024,217	156,929,090	22,440,561

Equity securities with readily determinable fair values

Total unrealized and realized gains and losses of equity securities with readily determinable fair values included in long-term investments for the years ended December 31, 2023, 2024 and 2025 were as follows:

	For the years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Total net gains (losses) recognized	9,966,512	(11,163,213)	51,489,277	7,362,869
Less: Net realized gains on equity securities sold	-	-	51,489,277	7,362,869
Net unrealized gains (losses) recognized on equity securities held	9,966,512	(11,163,213)	-	-

Equity securities without readily determinable fair values

The equity investments without readily determinable fair value held as of December 31, 2024 and 2025 were as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
Initial cost	51,523,212	3,523,212	503,813
Cumulative unrealized gains	302,931	5,302,931	758,309
Cumulative unrealized losses (including impairment)	(42,000,000)	-	-
Total carrying value	9,826,143	8,826,143	1,262,122

No impairment loss was recorded during the years ended December 31, 2023,2024 and 2025. The Company recognized unrealized gains of nil, nil and RMB 5,000,000(USD 714,990) during the years ended December 31, 2023, 2024 and 2025, respectively.

Available-for-sale debt securities

Available-for-sale debt securities represent the Group’s investment in 30% interest of Yibon Hotel Group Co., Ltd (“Yibon”), which the Group has the option to require Yibon to redeem the investment at the Group’s discretion, with no contractual maturity date. No impairment was recorded for this investment during any of other presented periods.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

12. INVESTMENTS (CONTINUED)

Long-term investments (continued)

Long-term debt securities as of December 31, 2024 and 2025 were shown as below:

	As of December 31, 2024
	Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
Available-for-sale debt securities of Yibon	103,701,474	-	-	2,797,663	(2,789,865)	103,709,272

	As of December 31, 2025
	Amortized cost	Gross unrecognized holding gains	Gross unrecognized holding losses	Gross unrealized gains	Gross unrealized losses	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB
Available-for-sale debt securities of Yibon	103,701,474	-	-	2,797,663	(2,789,865)	103,709,272

13. OTHER ASSETS

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
Current
Receivable from on-line payment platforms	33,710,165	33,485,153	4,788,313
Interest receivable	1,413,179	846,599	121,062
Deposits	13,408,363	10,873,529	1,554,894
Advance to suppliers	14,671,464	13,345,047	1,908,316
VAT recoverable	16,958,328	16,667,517	2,383,423
Others	51,910,514	39,371,812	5,630,095
Less: impairment provision	(17,173,423)	(22,032,257)	(3,150,571)
Total	114,898,590	92,557,400	13,235,532

Non-current
Rental deposit	51,522,452	49,800,242	7,121,340
Deposits and prepayments for purchase of buildings*	192,305,859	399,351,008	57,106,435
VAT recoverable	13,963,593	16,844,688	2,408,758
Others	37,059,802	23,869,974	3,413,361
Less: impairment provision	(192,305,859)	(192,305,859)	(27,499,372)
Total	102,545,847	297,560,053	42,550,522

*	For the year ended December 31, 2025, the Group paid RMB125 million as an intention deposit to acquire a building located in Yangpu District, Shanghai through a public auction, and Malaysian Ringgit (“MYR”) 44 million (equivalent to RMB75 million) to acquire a property in Malaysia, respectively (Note 23).

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

14. BANK LOANS

Long-term bank loans

In November 2023, the Group entered into a secured loan agreement with Shanghai Pudong Development Bank, pursuant to which the Group was entitled to borrow a RMB denominated loan of RMB 57,000,000 for interest rate at LPR on January 1st of each year plus 5 BPS and maturity date on November 14, 2026. The Group collateralized such borrowing with long-term time deposits of RMB 63,340,000.

In March 2024, the Group entered into a secured loan agreement with Shanghai Pudong Development Bank, pursuant to which the Group was entitled to borrow a RMB denominated loan of RMB 200,000,000 for interest rate at LPR on January 1st of each year plus 20 BPS and maturity date on March 25, 2027. The Group collateralized such borrowing with long-term time deposits of RMB 222,230,000.

As of December 31, 2025, aggregate loan principal payments on long-term borrowings are due according to the following schedule:

Years ending December 31,	RMB	USD
2026	56,800,000	8,122,292
2027	199,400,000	28,513,821
Total	256,200,000	36,636,113

15. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
Payable to franchisees	224,856,300	266,165,234	38,061,122
VAT and tax surcharges	145,223,158	149,442,256	21,369,958
Construction payable	24,117,141	31,559,239	4,512,911
Deposits payable	29,756,957	28,425,587	4,064,805
Payable for business combination and asset acquisitions	10,972,875	10,972,875	1,569,100
Others	46,983,860	53,271,777	7,617,764
Total	481,910,291	539,836,968	77,195,660

16. OTHER LONG-TERM LIABILITIES

As of December 31, 2024 and 2025, other long-term liabilities of RMB 120,975,955 and RMB 117,513,512 (USD 16,804,209), respectively, are mainly comprised of deposits from franchisees.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

17. ORDINARY SHARES

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

18. ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The changes in accumulated other comprehensive income by component, net of tax, were as follows:

	Foreign currency translation adjustments	Unrealized gains (losses) on available-for-sale investments	Total
	RMB	RMB	RMB
Balance at January 1, 2024	28,399,484	1,798	28,401,282
Net current-period other comprehensive gains (losses)	(22,374,019)	6,000	(22,368,019)
Balance at December 31, 2024	6,025,465	7,798	6,033,263
Net current-period other comprehensive gains (losses)	5,059,836	-	5,059,836
Balance at December 31, 2025	11,085,301	7,798	11,093,099
Balance at December 31, 2025 (USD)	1,585,177	1,115	1,586,292

19. OPERATING COSTS

Operating costs include all direct costs incurred in the operation of the leased-and-operated hotels and restaurants, cost of providing franchise services, cost of manufacturing products and consist of the following:

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Rental	277,652,599	258,046,448	246,116,497	35,194,191
Utilities	42,865,151	46,254,870	39,954,790	5,713,459
Personnel cost	145,561,157	153,679,021	124,394,069	17,788,115
Depreciation and amortization	92,987,860	102,538,301	79,918,234	11,428,155
Consumable, food and beverage	54,360,427	40,388,169	30,933,084	4,423,372
Costs of hotel manager of franchised-and-managed hotels	114,328,002	95,368,385	96,648,108	13,820,496
Material cost	171,832,538	108,606,199	80,270,746	11,478,564
Other costs of franchised-and-managed hotels	17,518,603	9,085,550	2,260,082	323,187
Others	30,332,477	8,620,371	13,898,822	1,987,506
Total	947,438,814	822,587,314	714,394,432	102,157,045

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20. INCOME TAXES

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

Chinese mainland

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

Shanghai Evergreen and Shanghai Sipei are recognized as qualified HNTEs for the periods from 2023 to 2025 and enjoy a preferential tax rate of 15%.

Income before income taxes and share of income (losses) in equity method investments consists of:

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Chinese mainland	351,791,690	176,652,452	79,927,908	11,429,539
Others	28,580,168	20,554,343	129,309,349	18,490,991
Total	380,371,858	197,206,795	209,237,257	29,920,530

For the year ended December 31, 2025, income tax expense amounted to RMB 45,376,761(USD 6,488,791) in Chinese mainland, and income tax expense amounted to RMB 503,261(USD 71,965) in jurisdictions outside Chinese mainland. For the year ended December 31, 2025, substantially all of the income taxes paid were in Chinese mainland.

The current and deferred components of income tax expense appearing in the consolidated statements of comprehensive income are as follows:

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Current tax	120,875,594	107,567,291	60,948,129	8,715,467
Deferred tax	(2,423,339)	(18,840,322)	(15,068,107)	(2,154,711)
Total	118,452,255	88,726,969	45,880,022	6,560,756

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20. INCOME TAXES (CONTINUED)

Reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	Years ended December 31,
	2023	2024
PRC statutory tax rate	25%	25%
Withholding tax	3%	7%
Effect of international rate differences	(2)%	(2)%
Effect of preferential tax rate	(1)%	(8)%
Uncertain tax positions	(3)%	1%
Valuation allowances	8%	8%
Deferred tax	(1)%	2%
Provision to return	-	1%
Non-deductible expenses	2%	11%
Effective tax rate	31%	45%

	Years ended December 31, 2025
	RMB	USD	Percent
PRC statutory tax rate	52,309,314	7,480,132	25%
Effect of Cross-border tax laws
Withholding tax	(786,901)	(112,525)	0%
Valuation allowances	2,323,319	332,230	1%
Nontaxable or nondeductible items
Goodwill impairment	16,622,750	2,377,022	8%
Bad debt provision write off not filed	7,679,245	1,098,117	4%
Others	2,576,467	368,430	1%
Changes in unrecognized tax benefits	16,633,267	2,378,526	8%
Foreign tax effects
Cayman
Statutory tax rate difference between Cayman and China	(34,201,802)	(4,890,793)	(16)%
Other foreign jurisdictions	2,377,726	340,010	1%
Others
Statutory income/expenses	(35,112,478)	(5,021,018)	(17)%
Effect of preferential tax rate	(9,588,668)	(1,371,161)	(5)%
Nol expired	28,162,314	4,027,157	13%
others	(3,114,531)	(445,372)	(1)%
Income tax expenses	45,880,022	6,560,756	22%

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20. INCOME TAXES (CONTINUED)

The principal components of the Group’s deferred income tax assets and liabilities as of December 31, 2024 and 2025 are as follows:

	As of December 31
	2024	2025	2025
	RMB	RMB	USD
Deferred tax assets:
Tax losses carryforward	125,063,028	122,740,862	17,551,710
Allowance for accounts receivables and other current assets	10,863,499	11,621,434	1,661,843
Allowance for non-current other assets	48,076,465	48,076,465	6,874,843
Allowance for loans receivable	85,588,610	96,110,634	13,743,638
Impairment of long-lived assets	13,073,472	17,392,626	2,487,112
Lease liabilities	362,136,225	304,284,522	43,512,108
Deferred revenue	75,722,666	66,114,264	9,454,214
Accrued liabilities	19,542,973	18,826,160	2,692,105
Unrealized losses from equity securities	1,638,899	2,310,404	330,383
Investment in subsidiaries	2,775,000	3,650,000	521,943
Valuation allowance	(165,327,438)	(167,122,474)	(23,898,195)
Total deferred tax assets	579,153,399	524,004,897	74,931,704
Deferred tax liabilities:
Property, plant and equipment	(2,219,319)	(1,959,639)	(280,225)
Right-of-use assets	(327,572,728)	(280,175,271)	(40,064,531)
Intangible assets arising from acquisition	(47,872,112)	(30,807,513)	(4,405,416)
Unrealized gains from equity securities	(1,805,008)	(4,396,334)	(628,667)
Investment in subsidiaries	(33,595,045)	(25,508,844)	(3,647,716)
Total deferred tax liabilities	(413,064,212)	(342,847,601)	(49,026,555)

As of December 31, 2025, the Group had tax losses carryforwards of RMB 490,860,337 (USD 70,206,839), mainly deriving from the entities in the PRC. The tax losses in the PRC can be carried forward for five years to offset future taxable profit and which will expire between 2026 and 2030 if not utilized.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

20. INCOME TAXES (CONTINUED)

For the year ended December 31, 2025, the Group paid withholding tax of RMB 7,299,300 (USD 1,043,786) for the remittance of earnings from subsidiaries in the PRC to offshore entities. As of December 31, 2025, the Group has accrued RMB 25,508,844 (USD 3,647,716) deferred tax liabilities related to undistributed earnings from PRC subsidiaries.

Below is a tabular roll-forward of the Group’s unrecognized tax benefits.

Unrecognized tax benefits —December 31, 2023	278,696,225
Increases — tax positions in the current period	69,991,983
Decreases — tax positions in prior period	(32,266,665)
Unrecognized tax benefits — December 31, 2024	316,421,543
Unrecognized tax benefits — January 1, 2025	316,421,543
Increases — tax positions in the current period	45,959,878
Decreases — tax positions in prior period	(42,330,529)
Unrecognized tax benefits — December 31, 2025	320,050,892

As of December 31, 2024 and 2025, the Company has uncertain tax position amounts of RMB 316,421,543 and RMB 320,050,892 (USD 45,766,669), respectively, of which RMB 310,887,764 and RMB 315,742,375 (USD 45,150,599) are presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets.

As of December 31, 2024 and 2025, RMB 310,887,764 and RMB 316,134,032(USD 45,206,565) of the uncertain tax positions, if ultimately recognized, would affect the effective tax rate.

In the year ended December 31, 2025, the Company recorded interest expense of RMB 13,003,918 (USD 1,859,536). In the year ended December 31, 2024, the Company recorded interest expense of RMB 17,947,223.

As of December 31, 2025, the accumulated interest expense and penalty recorded by the Group was RMB 142,188,369 (USD 20,332,666) and nil, respectively.

The Group’s subsidiaries in Chinese mainland are subject to examination by the tax authorities for tax years 2020 through 2025 on non-transfer pricing matters and from 2015 through 2025 on transfer pricing matters.

21. STATUTORY RESERVES AND RESTRICTED NET ASSETS

In accordance with the PRC Regulations on Enterprises with Foreign Investment, an enterprise established in the PRC with foreign investment is required to make appropriations to certain statutory reserves, namely a general reserve fund, an enterprise expansion fund, a staff welfare fund and a bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to a general reserve fund until such fund has reached 50% of its respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus funds are at the discretion of the board of directors for the foreign invested enterprises. For other subsidiaries incorporated in the PRC, the general reserve fund was appropriated based on 10% of net profits as reported in each subsidiary’s PRC statutory accounts. General reserve and statutory surplus funds are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare funds are restricted to capital expenditures for the collective welfare of employees. The reserves are not allowed to be transferred to the Group in terms of cash dividends, loans or advances, nor are they allowed for distribution except under liquidation. As of December 31, 2024 and 2025, the PRC statutory reserve funds amounted to RMB 156,764,775 and RMB 157,185,321 (USD 22,477,201), respectively.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

21. STATUTORY RESERVES AND RESTRICTED NET ASSETS (CONTINUED)

In addition, under PRC laws and regulations, the Group’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Group in the form of dividend payments, loans or advances. Amounts of net assets restricted include paid up capital and statutory reserve funds of the Group’s PRC totaling RMB 891,198,140 (USD 127,439,639) as of December 31, 2025..

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

22. RELATED PARTY TRANSACTIONS AND BALANCES

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. The related parties that had transactions or balances with the Group in 2023, 2024 and 2025 consisted of:

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

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Related party balances

Due from related parties:

	As of December 31
	2024	2025	2025
	RMB	RMB	USD
Current:
Yibon (i)	6,920,600	6,304,000	901,460
Hanyuan (ii)	6,732,977	6,623,958	947,213
Wen Qi (iii)	2,360,000	2,360,000	337,476
Yueyuan (ii)	640,000	135,995	19,447
Aotao (iv)	270,067	270,067	38,619
Jiangxia WM (vi)	858,000	123,000	17,589
Others (iv)	4,590,246	3,558,003	508,788
Less: credit losses	(531,961)	(531,961)	(76,070)
Total	21,839,929	18,843,062	2,694,522

Non-current:
Apex (v)	110,000,000	110,000,000	15,729,791
Total	110,000,000	110,000,000	15,729,791

(i).	Current amounts due from Yibon mainly comprised of a loan repayable on demand with an interest rate of 6% per annum with pledge of one Yibon’s leased-and-operated hotel.

(ii).	Current amounts due from Hanyuan and Yueyuan are loans to them, who are the equity investees of the Group, for hotel improvement.

(iii).	Current amounts due from Wen Qi is a loan with a principal of RMB 2,360,000 (USD 337,476) with an interest rate of 7.9% per annum.

(iv).	The current amounts mainly consisted of accounts receivable due to daily operations with the related parties which were unsecured, interest free, and repayable upon demand.

(v).	Noncurrent amount due from a related party comprised of RMB 110,000,000 (USD 15,729,791) prepayments made by the Group to Apex to acquire a building for hotel business development. The Group has formally signed the purchase agreement with Apex, and the building was pledged to the Group to guarantee the related party’s performance. The prepayment is expected to be settled when the building is transferred to the Group (Note 23).

(vi).	The current amounts due from Jiangxia WM are a loan to the Group’s equity investee for hotel improvements.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

22. RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Related party balances (continued)

Due to related parties: (continued)

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
Current:
Aotao (i)	13,323,770	14,963,304	2,139,724
Others (ii)	4,138,406	2,554,798	365,331
Total	17,462,176	17,518,102	2,505,055

(i).	Amounts due to Aotao comprised of the payable for advertising service from Aotao and loans from Aotao which were unsecured, interest free, and repayable upon demand.

(ii).	Amounts due to others represent the trade payables due to the normal business operation with related parties which were unsecured, interest free, and repayable upon demand.

(b) Related party transactions

During the years ended December 31, 2023, 2024 and 2025, related party transactions consisted of the following:

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Loan to related parties
Loan to Jiangxia WM	-	(858,000)	-	-
Repayment from Jiangxia WM	-	-	735,000	105,104
Repayment from Yueyuan	-	-	504,005	72,072
Repayment from Hanyuan	-	-	109,018	15,589
Repayment from Yibon	-	363,347	232,000	33,176
Interest income from Yibon	465,500	395,694	362,083	51,777
Service provided by related parties	(14,044)	(47,866)	(1,514,452)	(216,564)
Goods purchased from related parties	(2,837,072)	(1,939,754)	(1,309,221)	(187,216)
Service provided to related parties	2,604,417	721,657	5,686,096	813,101
Goods sold to related parties	23,787	19,727	-	-

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

23 COMMITMENTS AND CONTINGENCIES

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

Commitment for purchase of property, plant and equipment

In January 2025, the Group entered into an agreement to acquire a hotel property in Malaysia for strategic purpose, with a total consideration of MYR90 million (equivalent to RMB 155 million). As of December 31, 2025, the Group has made MYR44 million (equivalent to RMB75 million) of prepayments, and the remaining consideration will be due upon the transfer of the property in 2026.

In September 2025, the Group entered into a letter of intent to acquire a hotel building located in Yangpu District, Shanghai for strategic purpose, through a public auction, with a total consideration of RMB1,310 million. As of December 31, 2025, the Group has paid RMB125 million as intention deposit for the building. The remaining RMB1,185 million will be due in 2026 after completion of related due diligence and other necessary procedures.

As disclosed in NOTE 22, the Group had a prepayment of RMB110 million to Apex to acquire a building for hotel development. In January 2026, the Group entered into a supplemental agreement with Apex, and agreed pay additional RMB21 million for the renovation of the building. The remaining consideration of RMB21 million is payable upon completion of the renovation and transfer of the property to the Group.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

24. EARNINGS PER SHARE

Basic and diluted earnings per share for each of the years presented is calculated as follows:

	Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Numerator:
Net income used in calculating earnings per share-basic and diluted	269,316,308	110,002,230	166,792,024	23,850,941
Denominator:
Weighted average number of Class A ordinary shares outstanding used in calculating basic and diluted earnings per share	67,321,003	66,776,243	66,366,641	66,366,641
Weighted average number of Class B ordinary shares outstanding used in calculating basic and diluted earnings per share	34,762,909	34,762,909	34,762,909	34,762,909
Allocation of undistributed earnings — basic and diluted:
To Class A Shares	177,605,302	72,341,905	109,457,882	15,652,269
To Class B Shares	91,711,006	37,660,325	57,334,142	8,198,673
Basic and diluted earnings per share:
To Class A Shares	2.64	1.08	1.65	0.24
To Class B Shares	2.64	1.08	1.65	0.24

25. SEGMENT REPORTING

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

The Group derives the results of the segments directly from its internal management reporting system. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in the consolidated financial statements. Inter-segment sales are accounted for as if the sales were to third parties, that is, at current market prices. The CODM compares actual segment income (loss) from operations and segment net income (loss) with historical results on a regular basis when assessing the operating results and making resource decisions to improve profitability, and to develop strategic initiatives and capital allocation priorities

The Group’s CODM does not evaluate its operating segments using discrete asset information. There is no asset information that is supplemental to those disclosed in these consolidated financial statements, that are regularly provided to the CODM.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25. SEGMENT REPORTING (CONTINUED)

The following tables provide information about reported segment revenues, and measures of a segment’s profit or loss, together with relevant reconciliations and other required disclosures:

	Years Ended December 31, 2023
	Hotel business	Restaurant business	Consolidated
	RMB	RMB	RMB
Revenue from external customers	1,191,906,073	435,351,616	1,627,257,689
Intersegment revenue	-	6,284,350	6,284,350
	1,191,906,073	441,635,966	1,633,542,039
Reconciliation of revenue:
Elimination of intersegment revenues			(6,284,350)
Total revenues			1,627,257,689

Less:
Total operating costs and expenses *	(881,148,053)	(448,102,058)	(1,329,250,111)
Segment income (loss) from operations	310,758,020	(6,466,092)	304,291,928

Reconciliation of income (loss) from operations:
Other operating income	24,525,333	2,644,568	27,169,901
Elimination of intersegment gross margin			4,187,097
Income from operations			335,648,926

Reconciliation of net (loss) income
Other segment income (expense)**	44,832,395	(109,463)	44,722,932
Income tax benefit (expense)	(113,125,742)	(4,279,739)	(117,405,481)
Share of loss in equity method investments, net of tax	(1,392,002)	-	(1,392,002)
Segment net (loss) income	265,598,004	(8,210,726)	257,387,278
Elimination of intersegment income tax impact			(1,046,774)
Net income			260,527,601

Other segment disclosures
Interest revenue	41,240,610	130,552	41,371,162
Interest expense	(13,706,157)	(347,684)	(14,053,841)

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25. SEGMENT REPORTING (CONTINUED)

	Years Ended December 31, 2024
	Hotel business	Restaurant business	Consolidated
	RMB	RMB	RMB
Revenue from external customers	1,066,502,811	276,937,385	1,343,440,196
Intersegment revenue	207,413	1,500,428	1,707,841
	1,066,710,224	278,437,813	1,345,148,037
Reconciliation of revenue:
Elimination of intersegment revenues			(1,707,841)
Total revenues			1,343,440,196

Less:
Total operating costs and expenses*	(851,935,422)	(391,435,679)	(1,243,371,101)
Segment income (loss) from operations	214,774,802	(112,997,866)	101,776,936

Reconciliation of income (loss) from operations:
Other operating income	56,818,174	3,329,384	60,147,558
Elimination of intersegment gross margin			-
Income from operations			161,924,494

Reconciliation of net (loss) income
Other segment income (expense) **	39,741,684	71,217	39,812,901
Income tax benefit (expense)	(107,223,277)	18,496,308	(88,726,969)
Share of loss in equity method investments, net of tax	(1,165,474)	-	(1,165,474)
Segment net (loss) income	202,945,909	(91,100,957)	111,844,952
Elimination of intersegment income tax impact			(4,530,600)
Net income			107,314,352

Other segment disclosures
Interest revenue	39,982,179	89,889	40,072,068
Interest expense	(6,310,152)	-	(6,310,152)

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25. SEGMENT REPORTING (CONTINUED)

	Years Ended December 31, 2025
	Hotel business	Restaurant business	Consolidated	Consolidated
	RMB	RMB	RMB	USD
Revenue from external customers	912,106,439	185,246,954	1,097,353,393	156,919,448
Intersegment revenue	241,982	1,002,001	1,243,983	177,887
	912,348,421	186,248,955	1,098,597,376	157,097,335
Reconciliation of revenue:
Elimination of intersegment revenues			(1,243,983)	(177,887)
Total revenues			1,097,353,393	156,919,448

Less:
Total operating costs and expenses*	(843,889,761)	(275,423,055)	(1,119,312,816)	(160,059,604)
Segment income (loss) from operations	68,458,660	(89,174,100)	(20,715,440)	(2,962,269)

Reconciliation of income (loss) from operations:
Other operating income (loss)	76,874,333	497,391	77,371,724	11,064,009
Elimination of intersegment gross margin			-	-
Income from operations			56,656,284	8,101,740

Reconciliation of net (loss) income
Other segment income (expense) **	149,041,185	(623,833)	148,417,352	21,223,399
Income tax benefit (expense)	(48,997,177)	3,117,155	(45,880,022)	(6,560,756)
Share of income in equity method investments, net of tax	4,163,620	-	4,163,620	595,390
Segment net (loss) income	249,540,621	(86,183,387)	163,357,234	23,359,773
Elimination of intersegment income tax impact			-	-
Net income			163,357,234	23,359,773

Other segment disclosures
Interest revenue	37,684,201	122,774	37,806,975	5,406,326
Interest expense	(7,644,628)	-	(7,644,628)	(1,093,167)

*	Total operating costs and expenses (i.e. the significant segment expenses) include hotel operating costs, selling expenses, general and administrative expenses, other operating expenses, other general expenses and impairment loss of goodwill and intangible asset with indefinite life.

**	Other segment income (expense) includes interest income, interest expense, gains (losses and impairment) on equity securities held, and other income, net.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

25. SEGMENT REPORTING (CONTINUED)

The following table presents the Group’s revenues disaggregated by segment and by types of products or services.

	Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Revenue:
Leased-and-operated hotels	490,924,060	437,521,898	381,361,912	54,534,028
Franchised-and-managed hotels	696,321,236	625,072,856	528,472,018	75,570,493
Wholesale and others	4,660,777	4,115,470	2,514,491	359,567
Hotel business subtotal	1,191,906,073	1,066,710,224	912,348,421	130,464,088
Revenue:
Leased-and-operated restaurants	296,890,282	159,118,741	106,812,441	15,273,976
Franchised-and-managed restaurants	8,923,712	10,287,456	5,979,850	855,107
Wholesale and others	135,821,972	109,031,616	73,456,665	10,504,163
Restaurant business subtotal	441,635,966	278,437,813	186,248,956	26,633,246
Inter-segment*	(6,284,350)	(1,707,841)	(1,243,984)	(177,886)
Total revenue	1,627,257,689	1,343,440,196	1,097,353,393	156,919,448

*	The inter segment eliminations mainly consist of labor services related to restaurant staff and prepared meals and frozen foods provided by restaurant business segment to hotel business segment.

The Group primarily generates its revenues from customers in the PRC. Accordingly, no geographical segments are presented. Substantially all of the Group’s long-lived assets are located in the PRC.

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed balance sheets

	As of December 31,
	2024	2025	2025
	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	253,708,400	379,449,802	54,260,600
Amounts due from subsidiaries	169,208,479	246,160,268	35,200,450
Other current assets	330,527	316,662	45,282
Total current assets	423,247,406	625,926,732	89,506,332
Non-current assets:
Investments in subsidiaries	2,183,092,396	2,093,454,072	299,359,951
Investments in equity securities	34,355,681	-	-
TOTAL ASSETS	2,640,695,483	2,719,380,804	388,866,283

LIABILITIES AND EQUITY
Current liabilities:
Long -term bank loans, current portion	400,000	56,800,000	8,122,292
Amounts due to subsidiaries	925,349,353	886,616,955	126,784,538
Total current liabilities	925,749,353	943,416,955	134,906,830
Non-current liabilities:
Long-term bank loans, non-current portion	256,200,000	199,400,000	28,513,821
Total liabilities	1,181,949,353	1,142,816,955	163,420,651
Shareholders’ Equity:
Class A ordinary shares (USD 0.50 par value per share; 400,000,000 and 400,000,000 shares authorized as of December 31, 2024 and 2025; 66,761,582 and 66,134,416 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	222,587,070	222,587,070	31,829,528
Class B ordinary shares (USD 0.50 par value per share; 100,000,000 and 100,000,000 shares authorized as of December 31, 2024 and 2025; 34,762,909 and 34,762,909 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	115,534,210	115,534,210	16,521,172
Treasury stock	(37,043,116)	(48,054,863)	(6,871,754)
Additional paid-in capital	1,609,972,272	1,566,949,877	224,070,852
Accumulated losses	(458,337,569)	(291,545,544)	(41,690,458)
Accumulated other comprehensive income	6,033,263	11,093,099	1,586,292
Total Shareholders’ Equity	1,458,746,130	1,576,563,849	225,445,632
TOTAL LIABILITIES AND EQUITY	2,640,695,483	2,719,380,804	388,866,283

GreenTree Hospitality Group Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (continued)

26. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of operations

	Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
General and administrative expenses	(6,637,389)	(3,495,501)	(5,582,476)	(798,283)
Interest income	15,128	5,550,006	13,537,392	1,935,821
Interest expense	(4,723,335)	(8,046,920)	(7,681,713)	(1,098,470)
Other income (expense)	19,969,182	(4,815,940)	10,235,172	1,463,610
(Losses) gains on investments in equity securities	7,927,075	(11,463,068)	164,707,612	23,552,875
Share of profit in subsidiaries, net (Note a)	252,765,647	132,273,653	(8,423,963)	(1,204,611)
Net income	269,316,308	110,002,230	166,792,024	23,850,942
Other comprehensive losses, net of tax
- Foreign currency translation adjustments	672,112	(22,374,019)	5,059,836	723,547
- Unrealized (losses) on available-for-sale investments	(2,934)	6,000	-	-
Comprehensive (loss) income	269,985,486	87,634,211	171,851,860	24,574,489

Condensed statements of cash flows

	Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	USD
Net cash (used in) provided by operating activities	(12,424,134)	(5,660,966)	544,584	77,874
Net cash provided by investing activities	(352,234,205)	101,781,775	169,355,480	24,217,512
Net cash provided by financing activities	362,690,064	143,247,486	(29,736,647)	(4,252,284)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	(396,838)	916,355	(14,422,015)	(2,062,321)

Net decrease in cash and cash equivalents and restricted cash	(2,365,113)	240,284,650	125,741,402	17,980,781
Cash and cash equivalents and restricted cash at beginning of the year	15,788,863	13,423,750	253,708,400	36,279,819
Cash and cash equivalents and restricted cash at end of the year	13,423,750	253,708,400	379,449,802	54,260,600

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